Form 20-F
period 2004-12-31
China Finance Online Co. LTD
filed 2005-04-28
CIK 1297830

CHINA FINANCE ONLINE CO. LIMITED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________.

Commission file number: 000-50975

CHINA FINANCE ONLINE CO. LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization)

Room 610B, 6/F, Ping’an Mansion
No. 23 Financial Street
Beijing 100032, People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares, each representing 5 ordinary shares, par value HK$0.001 per share
(Title of Class)

Ordinary shares, par value HK$0.001 per share *
(Title of Class)

*	Not for trading, but only in connection with the listing on the Nasdaq National Market of American depositary shares, each representing 5 ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

CHINA FINANCE ONLINE CO. LIMITED

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 99,329,933 ordinary shares, par value HK$0.001 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☑ Yes                    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

     ☐ Item 17                    ☑ Item 18

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company” and “our” refer to China Finance Online Co. Limited, or CFO Hong Kong, its subsidiaries, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, and Fortune Software (Beijing) Co., Ltd., or Fortune Software, which was incorporated under PRC law in December 2004, and, in the context of describing our operations, also include our PRC-incorporated affiliate, Fuhua Innovation Technology Development Co., Ltd., or Fuhua;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, and as of December 31, 2003 and 2004.

We and certain selling shareholders of our company completed the initial public offering of 6,200,000 American Depositary Shares, each representing five of our ordinary shares, par value HK$0.001 per share on October 20, 2004. On October 15, 2004, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “JRJC.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies, including how we use the proceeds of our initial public offering on October 20, 2004 to effect our goals and strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings;

•	our plans to diversify our sources of revenues, including by expanding our online advertising business;

•	competition in the PRC financial data and information services industry;

•	performance of China’s securities markets;

CHINA FINANCE ONLINE CO. LIMITED

•	the expected growth in the number of Internet users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	the future development of Internet consumers in China;

•	PRC governmental policies relating to the Internet and Internet content providers; and

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet, or to the provision of advertising services over the Internet, including PRC governmental pronouncements concerning a proposal by the PRC government to extend the provision of advertising services to foreign invested enterprises.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.

This annual report on Form 20-F also contains data related to the online financial data and information services market and the Internet. This market data includes projections that are based on a number of assumptions. The online financial data and information services market may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online financial data and information services industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report, “Key Information — Risk Factors.” We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The summary statement of operations data of the Company for the years ended December 31, 2002, 2003 and 2004 and the summary balance sheet data of the Company as of December 31, 2003 and 2004 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this annual report beginning on page F-1 below. The summary statement of operations data for the years ended December 31, 2001 and the summary balance sheet data as of December 31, 2001 and 2002 set forth below are derived from audited consolidated financial statements of the

CHINA FINANCE ONLINE CO. LIMITED

Company not included herein. Our summary consolidated financial information for the year ended December 31, 2000 has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2000	2001	2002	2003	2004
	(unaudited)
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$5	$102	$1,098	$2,354	$6,064
Business tax	(1)	(5)	(48)	(83)	(48)

Net revenues	4	97	1,050	2,271	6,016

Cost of revenues	(249)	(265)	(254)	(298)	(393)

Gross (loss) profit	(245)	(168)	796	1,973	5,623
Operating expenses:
General and administrative	(227)	(258)	(253)	(304)	(441)
Product development	(116)	(185)	(157)	(149)	(172)
Sales and marketing	(132)	(128)	(275)	(284)	(800)
Stock-based compensation	—	—	—	(96)	(289)

Total operating expenses	(475)	(571)	(685)	(833)	(1,702)

Income (loss) from operations	(720)	(738)	111	1,140	3,921
Interest income	120	100	95	51	294
Interest expenses	(17)	(6)	—	—	—
Other income (expense)	—	—	(4)	(1)	(2)
Income (loss) before income taxes	(617)	(644)	203	1,190	4,213
Income tax			—	—	384
Net income (loss)	$(617)	$(644)	$203	$1,190	$4,597
Dividends on preference shares	—	—	—	(351)	—
Income (loss) attributable to ordinary shareholders	$(617)	$(644)	$203	$838	$4,597
Income (loss) per share-basic	$(0.05)	$(0.04)	$0.01	$0.04	$0.12
Income (loss) per share-diluted	$(0.05)	$(0.04)	$0.00	$0.01	$0.05
Income per ADS equivalent-basic(3)	—	$(0.18)	$0.06	$0.21	$0.59
Income per ADS equivalent-diluted(3)	—	$(0.18)	$0.01	$0.06	$0.26
Dividends declared per ordinary share or preference shares	—	—	—	$0.01	—

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2000	2001	2002	2003	2004
	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$4,516	$3,487	$4,451	$5,806	$70,596
Current working capital(4)	3,979	3,366	3,565	4,306	67,590
Total assets	5,137	3,994	4,929	6,606	71,861
Deferred revenue	—	186	934	1,278	3,487
Total current liabilities	749	249	982	1,875	3,773
Total shareholders’ equity	$4,388	$3,745	$3,947	$4,731	$68,088

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period, calculated by using the average of the exchange rates on the last day of each month during the period. For the years ended December 31, 2000, 2001, 2002, 2003 and 2004, all translations from Renminbi to U.S. dollars were calculated at RMB8.2784, RMB8.2770, RMB8.2770, RMB8.2770 and RMB8.2768 per US$1.00, respectively.

For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year, calculated by using the average of the exchange rates on the last day of each month during the year. The exchange rates as at December 31, 2000, 2001, 2002, 2003 and 2004 were RMB8.2774, RMB8.2766, RMB8.2800 and RMB8.2769 and

CHINA FINANCE ONLINE CO. LIMITED
RMB8.2765 per US$1.00, respectively.

(2)	We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

(3)	Each ADS represents five ordinary shares.

(4)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB8.2765, which was the prevailing rate on December 31, 2004. The prevailing rate on March 31, 2005 was $1.00 to RMB8.2765. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank on New York.

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
October	8.2765	8.2768	8.2765	8.2765
November	8.2765	8.2765	8.2764	8.2765
December	8.2765	8.2767	8.2765	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April (through April 18)	8.2765	8.2765	8.2765	8.2765

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

We have a limited operating history, which may make it difficult for you to evaluate our business.

CHINA FINANCE ONLINE CO. LIMITED

Our business was incorporated in November 1998, and our current operations were established in April 2000. Our service offerings have only been commercially available since April 2001. Our senior management and employees have worked together at our company for only a relatively short period of time. For example, our Chief Executive Officer, Jun Ning, joined us in January 2000 and our Chief Financial Officer and our Chief Operating Officer, Messrs. Sam Qian and Bo Wu, joined us recently in April 2004 and June 2004, respectively. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects.

We may not be able to successfully implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.

We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts and through partnerships, joint ventures and acquisitions. Some of these strategies relate to new service offerings for which there are no established markets in China, or relate to service offerings in which we lack experience and expertise. We cannot assure you that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.

In addition to our subscription-based service offerings, we also intend to increase our online advertising revenue from our website by increasing the number of sponsors for some of our website content and by developing other forms of Internet advertisement. Our current online advertising business has been limited and, to date, we do not have significant experience with selling Internet-based advertising. Moreover, we would need to hire additional employees and incur costs relating to any efforts to increase our advertising revenues, which could adversely affect our financial condition and operating results. We cannot assure you that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our website will not detract from our users’ experience and thereby adversely affect our brand name or our subscription-based service offerings.

If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.

Our business is substantially dependent on the level of trading activity in China’s securities markets. Volatility and the lack of hedging instruments in China’s securities markets could dampen investors’ interest in investing in China’s securities markets and adversely affect our revenue and profitability.

Our business is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant decline. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 44.3% and 55.8%, respectively, from January 2, 2001 to March 31, 2005. During the same period, total daily trading volume of the Shanghai Stock Exchange and the Shenzhen Stock Exchange decreased by 44.0% and 61.3%, respectively, reflecting a declining level of interest among China’s investors during that period. We issued an earnings warning in February 2005, in which we reiterated the correlation of our business operations and financial conditions with the performance of China’s securities markets, and warned that, unless there is a fundamental turn-around in China’s securities market in the near future, we expect that our revenue and profitability in the first quarter of 2005 and in the entire fiscal year 2005 will be adversely affected. On April 25, 2005, the Shanghai Stock Exchange Index reached its lowest level since May 1999, and its average daily trading volume in January 2005 was only approximately 28% of the average daily trading volume during the same period a year ago. If China’s securities markets continue to weaken, and if investors’ interest in China’s securities markets continues to decline, our business could be significantly and adversely affected.

China’s securities market is further limited by a lack of hedging instruments that would assist investors in hedging against market volatility. For example, investors are not permitted to sell short in China’s securities markets. Because our business is dependent on investors’ interest in China’s securities markets, our business could be significantly and adversely affected if market volatility and the lack of hedging instruments continue to affect China’s securities markets and dampen investors’ interest in China’s securities markets.

Potential increases in inflation in China could dampen investors’ interest in investing in China’s securities markets and adversely affect our revenue and profitability.

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect

CHINA FINANCE ONLINE CO. LIMITED

on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)% , 1.2% and 3.9% in 2001, 2002, 2003 and 2004, respectively. However, following a 2.8% average change in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% change in the month of April 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could lead to weak performance of China’s stock markets and, as a result, dampen investors’ interest in investing in China’s stock markets. Since our business is substantially dependent on investors’ demand for market intelligence on China’s securities markets, dampened investors’ interest in China’s securities markets may adversely affect our business and financial results.

We rely principally on the acceptance of the Internet as a source of information and as a means to perform investment research and analysis, and our success will depend on the continuation of this trend.

The Internet, as a source of information and as a means to perform investment research and analysis, has only recently begun to be accepted by users and investors in China. Our future revenues and profits are substantially dependent upon the growth in acceptance by users and investors of our service offerings and the use of Internet-based information and investment research tools. We cannot assure you that our service offerings or the Internet as a means to perform investment research and analysis will continue to experience growth in user acceptance, if at all.

Our business could be materially and adversely affected if we fail to develop or introduce new features and new research tools or if these new features and research tools are not accepted by users.

We currently offer to our subscribers a small number of service packages with different features and functionalities. If we introduce a new feature or a new research tool that is not favorably received, our current subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering over ours. We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by users.

Our business could be materially and adversely affected if our service package CFO Pro is not accepted by institutional investors.

We launched CFO Pro, a new service package we developed to target institutional customers such as international financial service institutions and fund management companies, in January 2005. We have invested significant resources into developing CFO Pro and expect to continue our efforts in developing new editions of CFO Pro. If CFO Pro is not favorably received by institutional customers, if other service offerings not offered by us are preferred by institutional customers over CFO Pro, or if we experience difficulties that could delay or prevent us from introducing new editions of CFO Pro, we may not be able to grow our business in the institutional market as we have projected and our business could be materially and adversely affected.

We face significant competition which could adversely affect our business, financial condition and results of operations.

The online financial data and information services market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. More broadly, the number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities. Some of the sponsors with which we currently maintain sponsorship arrangements could also become our competitors in the future.

CHINA FINANCE ONLINE CO. LIMITED

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

In addition, a number of companies in China, including us, offer stock quotes, economic and company-specific news, historical stock performance statistics, online chatting regarding individual securities and other features for free over the Internet. If users determine that the information available for free over the Internet is sufficient for their investing needs, they would be unlikely to pay for subscription to our services, thus reducing our revenues and net income and forcing us to develop a new business model. Furthermore, the amount and quality of information available for free over the Internet may expand in the future, reducing the attractiveness of our services and forcing us to spend additional money to develop more sophisticated services in order to compete. There can be no assurance that we would be successful in developing a new business model or more advanced services in response to either of the above challenges. Failure to do so would lead to significant declines in our number of subscribers, revenues and net income.

Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information on a real-time basis, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We depend on the Shanghai and Shenzhen Stock Exchanges and may depend on any future securities exchanges in China to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We have contractual arrangements with China’s two current stock exchanges pursuant to which we pay the stock exchanges service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. Our contract with the Shanghai Stock Exchange will expire in May 2008, and our contract with the Shenzhen Stock Exchange will expire in March 2006. We also depend on other data and information providers to supply us with historical data and information on listed companies, bonds and mutual funds, in accordance with our specifications and requirements. The contractual arrangement we have with our primary data provider, Shanghai Wind Information Co., Ltd., will expire in September 2005, and our contract with Shenzhen Stock Information Co., Ltd. will expire on April 30, 2006. In December 2004, we entered into a new raw data provision contract with Shenzhen Securities Information Co., Ltd. as an alternative source of historical data and information.

We cannot assure you that we will be able to enter into business arrangements with either of the stock exchanges on commercially reasonable terms, or at all, after our current contracts expire. We cannot assure you that the stock exchanges will not charge us service fees substantially higher than the service fees we are currently paying. Our business, financial condition and results of operations could be materially and adversely affected if either of the stock exchanges imposes on us service fees substantially higher than the service fees we are currently paying. Even if we are able to maintain our business arrangements with the stock exchanges on commercially reasonable terms, either of these stock exchanges may fail to deliver us reliable price quotes or other trading related information on a real-time basis. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.

Additionally, we cannot assure you that we will be able to enter into or maintain our business arrangements with our current primary and backup data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.

CHINA FINANCE ONLINE CO. LIMITED

We depend on establishing and maintaining sponsorship arrangements with high-traffic websites as one of our primary means for attracting users. Our business could be adversely affected if we cannot maintain these relationships or establish new relationships on commercially reasonable terms or if these relationships do not result in increased use of our website.

We depend on establishing and maintaining sponsorship arrangements with high-traffic Internet portals, search engines, online stock brokerage websites, and news and financial information websites for a significant portion of our website traffic. We have established more than 40 such sponsorship arrangements, whereby we place our website link on our sponsors’ financial web pages or, in some cases, provide our content directly on their web pages. There is intense competition for website link placements on many of these sites, and we may not be able to enter into or maintain such relationships on commercially reasonable terms or at all. If any of our sponsors determines to enter into direct competition against us, we may lose its sponsorship. Even if we enter into or are able to maintain sponsorship arrangements with these websites, these arrangements may not attract significant numbers of users to our website. Our business could be adversely affected if these relationships do not result in increased use of our website. Moreover, we may have to pay significant fees to establish or maintain these relationships. Our business could be adversely affected if we do not establish and maintain these relationships on commercially reasonable terms.

Our revenues and profits could decline if we fail to attract sufficient numbers of subscribers to our more comprehensive service packages or if we fail to retain our existing subscribers.

We depend on the sale of our more comprehensive service packages such as Grand Reference for a significant portion of our total revenues. For the year ended December 31, 2004, subscription fees generated from sales of Grand Reference were $6.1 million, representing 79% of our total subscription fees during the same period. For the year ended December 31, 2004, we had a total of approximately 16,200 subscribers to Grand Reference, representing 50% of our total number of subscribers during the same period. As our service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our more comprehensive service packages to a much greater extent than sales of our other service packages. If we fail to attract a sufficient number of subscribers to our more comprehensive service packages, our revenues and profits could decline. Moreover, our financial success depends on our ability to retain our subscribers and migrate them to newer, more comprehensive and higher priced service packages. We may not be able to continue to develop newer and more comprehensive service packages that our subscribers will be willing to purchase. Moreover, from time to time we may offer discounts and promotional rates. For example, we currently offer subscribers to Grand Reference V, the most comprehensive service package we offer to non-institutional subscribers, a one-time renewal fee of RMB480 (US$58) for a one-year non-upgraded subscription to Grand Reference V. If we are unsuccessful at developing new service packages that are attractive to our users, or if our users elect to renew existing service packages rather than purchase newer or more comprehensive service offerings, our revenues and profits could decline.

Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.

We market our service offerings through our website, as well as through our customer service center, which as of March 31, 2005 has 42 full-time and trained customer support personnel. We depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.

We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating them with our existing operations, which could have a material adverse effect on our business, financial condition and results of operations, or which could dilute your interest in us.

As part of our business strategy, we intend to use partnerships and acquisitions to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we may consider

CHINA FINANCE ONLINE CO. LIMITED

acquiring or entering into partnerships with firms that specialize in non-exchange traded financial products where expertise is not easily obtained.

However, our ability to implement this strategy will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership, acquisition or joint venture transaction may take considerable time to develop, and we cannot assure you that any particular partnership, acquisition or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require us to expend significant management time and resources. Moreover, the partnership, acquisition and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.

Our business could be materially and adversely affected if increased usage strains our server systems or if we suffer from other system malfunctions.

In the past, our website has experienced significant increases in traffic when there are significant business developments or financial news and activities. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our website has in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our website is able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays.

We also depend on other Internet content providers, such as other financial information websites, to provide data and information to our website on a timely basis. Our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technological industry developments, this may materially and adversely affect our business, results of operations and competitiveness.

We may be subject to, and may expend significant resources in defending against claims based on the content and services we provide through our website and our research tools.

Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. These persons may also have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Any such claim may also damage our reputation if our users

CHINA FINANCE ONLINE CO. LIMITED

and subscribers do not view this content as reliable or accurate, which could adversely affect our business.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We cannot be certain that our website content, online services and our research tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secret and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We depend on our key personnel and our business and growth prospects may be severely disrupted if we lose their services.

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. In particular, we rely heavily on Jun Ning, our chairman and Chief Executive Officer, for his business vision, management skills, technological expertise, experience in the Internet industry and working relationship with many of our key business relationships. If one or more of our key executives, in particular, Jun Ning, were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in violation of their employment agreements, we may not be able to replace them easily. As a result, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected.

Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. Our employees are required to enter into one-year employment agreements with us. We seek to enter into employment and non-competition agreements with our senior executives for longer terms. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. We do not maintain key-man life insurance for any of our key personnel.

Undetected programming errors or defects in our research tools could materially and adversely affect our business, financial condition and results of operations.

Our research tools may contain programming errors or other defects that our internal testing did not detect, which are commonly referred to as programming bugs. The occurrence of undetected errors or defects in our research tools could disrupt our operations, damage our reputation and detract from the experience of our users. As a result, such errors and defects could materially and adversely affect our business, financial condition and results of operations.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially

CHINA FINANCE ONLINE CO. LIMITED

and adversely affect our business, financial condition and results of operations.

Our PRC wholly-owned subsidiaries, CFO Beijing and Fortune Software, enjoy preferential tax treatments, including reduced tax rates, tax holidays and tax refunds, provided by either the PRC government or its local agencies or bureaus. For example, as a foreign invested software development company, CFO Beijing was granted by the Beijing branch of the PRC tax bureau three tax incentives that have the effect of:

•	Exempting the company from enterprise income tax for 2003 and 2004; and

•	Providing the company a preferential enterprise income tax rate of 12% from 2005 to 2007, 25.5% from 2008 to 2012 and 27% for taxable years thereafter, the rate currently applicable to wholly foreign-owned enterprises based in Beijing and not subject to other tax holidays.

Similarly, in December 2004, we established our subsidiary Fortune Software in Beijing that was classified by the Beijing local government as a foreign invested high-technology company. With the classification of a foreign invested high-technology company, Fortune Software expects to receive tax incentives provided to such companies from the Beijing branch of the PRC tax bureau that have the effect of:

•	Exempting the company from enterprise income tax from 2005 to 2007; and

•	Providing the company a preferential enterprise income tax rate of 7.5% from 2008 to 2010, and 15% for taxable years thereafter, the rate currently applicable to companies classified as high-technology companies based in Beijing and not subject to other tax holidays.

In the absence of these incentives, CFO Beijing and Fortune Software would be subject to the enterprise income tax rate of 33% applicable to domestic PRC companies generally. For example, if CFO Beijing had not received these preferential tax treatments in 2003 and 2004 and was required to pay enterprise income tax at the same rate as a domestic PRC company, our net incomes for these two periods would have been $1.1 million and $3.4 million, respectively, representing decreases of 5% and 27% from the reported amounts, respectively. Our preferential tax treatments had less impact on our net income for 2003 primarily because we had net operating losses carried forward from prior years, which significantly reduced our taxable income for 2003. As a result, our effective tax rate for 2003 would have been substantially lower than the statutory enterprise tax rate of 33%, even if we had not received any preferential tax treatments in 2003. These net operating losses were fully utilized in 2003 and, as a result, we did not have any similar reduction in our taxable income in 2004.

In addition, with respect to revenue generated from the sale of certain approved software products, including our service packages, CFO Beijing and Fortune Software both obtain value-added-tax, or VAT, refunds to reduce their effective VAT rates from 17% to 3%. We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. If we are classified as a “PFIC” in any taxable year in which you hold our ADSs and you are a U.S. investor, you would generally be taxed at higher ordinary income, rather than lower capital gain rates, if you dispose of ADSs at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

We have determined that we were not a PFIC for the taxable year 2004. However, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our

CHINA FINANCE ONLINE CO. LIMITED

average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest bearing bank accounts, which we book as cash and cash equivalents, but the value of our ADSs have declined to $6.88 per ADS on April 22 from our initial public offering price of $13.00 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering last year that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.

While we will continue to examine our results under the PFIC tests, we cannot assure you that we will not be a PFIC for 2005 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC please see “Taxation — United States federal income taxation — U.S. Holders — Passive Foreign Investment Company.”

Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers insurance and fire insurance we do not have any other business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.

Risks relating to our industry

The Internet infrastructure in China, which is not as well developed as in the United States or other more developed countries, may limit our growth.

The Internet infrastructure in China is not as well developed as in the United States or other more developed countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.

The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.

We depend largely on the infrastructure of the telecommunications operators in China, and any interruption of their network infrastructure may result in severe disruptions to our business.

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision

CHINA FINANCE ONLINE CO. LIMITED

of the Ministry of Information Industry, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include:

•	Any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and

•	Any disruption or failure in the national backbone network, which would prevent our users from logging on to our website or accessing our services.

Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and competitiveness. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could cause our users to question the safety or reliability of our website and our services and could have a material adverse effect on our business, financial condition and results of operations. In addition, unauthorized access by third parties to our network could result in theft of personal user information, which could have an adverse effect on our reputation.

Concerns about the security and confidentiality of information on the Internet may increase our costs, reduce the use of our website and impede our growth.

A significant barrier to confidential communications over the Internet has been the need for security. To date, there have been several well-publicized compromises of security as a result of global virus outbreaks. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information, including personal information regarding our subscribers, or cause interruptions in our services. As a result, we may be required to incur substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our reputation, business, financial condition and results of operations.

Risks relating to regulation of our business and to our structure

We rely on contractual arrangements with Fuhua, our PRC-incorporated affiliate, and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If Fuhua fails to perform its obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

We rely on contractual arrangements with Fuhua, our PRC-incorporated affiliate and its shareholders for operating

CHINA FINANCE ONLINE CO. LIMITED

our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over Fuhua as direct ownership.

If we had direct ownership of Fuhua, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. For example, if Jun Ning were to terminate his employment with us, he would be obligated pursuant to these contractual arrangements to transfer his share ownership in Fuhua to us or our designee. If he were to refuse to effect such a transfer, or if he were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Fuhua fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If the PRC government finds that the financial data and information services we provide do not comply with Chinese laws and regulations relating to the provision of securities investment advisory services, we may suffer severe disruption to our business operations and lose substantially all of our revenue.

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory business permit from the China Securities Regulatory Commission, or the CSRC. On May 30, 2002, we received a notice from the CSRC requesting that we stop promotional activities of our service offerings involving investment advisory content and alter the relevant content of our website and offerings so that we are no longer deemed to be providing investment advisory related offerings. Promptly after receipt of such notice, we entered into a business cooperation agreement with a securities advisory company licensed to provide securities advisory services, pursuant to which we receive modeling advice and data processing advice for the development of all of our research tools. We subsequently filed a written report with the CSRC on July 18, 2002, explaining our business arrangements with the securities advisory company. Since that time, we have entered into similar business cooperation agreements with five other licensed securities advisory companies. We have not received any further notices from the CSRC since the filing and have been providing financial data and information services under this business framework since that time. We cannot assure you that the CSRC will not revisit this issue and take a position contrary to our interests.

If we, CFO Beijing, Fortune Software or Fuhua are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our website or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory permit, but we cannot be sure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online financial data and information service industry or the online advertising service industry, we could be subject to severe penalties.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the

CHINA FINANCE ONLINE CO. LIMITED

required licenses for operating such services in China. We are a Hong Kong company. We conducted our operations in China solely through CFO Beijing, our wholly owned subsidiary from April 2000 to December 2004. In December 2004, we established Fortune Software as a foreign invested high-technology company, and currently conduct our operations in China through both CFO Beijing and Fortune Software. We are a foreign enterprise and each of CFO Beijing and Fortune Software is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing nor Fortune Software is eligible to apply for licenses to operate our website or to provide online advertising services. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet information content provider and the licenses and approvals required to provide online advertising services under the relevant PRC laws. Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and Chief Executive Officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua to host our website, www.jrj.com, and to provide online advertising services through our website. We have entered into contractual arrangements with Fuhua, pursuant to which we provide operational support to Fuhua. In addition, we have entered into agreements with Fuhua and Wu Chen and Ning Jun, the shareholders of Fuhua, which provide us with the substantial ability to control Fuhua.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that our arrangements with Fuhua comply with PRC law.

If we, CFO Beijing, Fortune Software or Fuhua are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	Revoking CFO Beijing’s, Fortune Software’s or Fuhua’s business and operating licenses;

•	Discontinuing or restricting our, CFO Beijing’s, Fortune Software’s or Fuhua’s operations;

•	Imposing conditions or requirements with which we, CFO Beijing, Fortune Software or Fuhua may not be able to comply;

•	Requiring us, CFO Beijing, Fortune Software or Fuhua to restructure the relevant ownership structure or operations;

•	Restricting or prohibiting our use of the proceeds of our initial public offering last year to finance our business and operations in China; or

•	Taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

Our contractual arrangements with Fuhua may be subject to scrutiny by the PRC tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by Fuhua.

We could face material and adverse tax consequences if the PRC tax authorities determine that the contracts between CFO Beijing and Fuhua were not entered into based on arm’s-length negotiations. Although we based these contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CFO Beijing, which could adversely affect us by increasing the tax liabilities of CFO Beijing without reducing the tax liabilities of Fuhua, because Fuhua currently does not operate profitably. If we are successful in growing our online advertising business, a transfer pricing adjustment could also result in a reduction, for PRC tax purposes, of expense

CHINA FINANCE ONLINE CO. LIMITED

deductions recorded by Fuhua, which could adversely affect us by increasing the tax liabilities of Fuhua as Fuhua derives increased revenue from advertising fees, without reducing the tax liabilities of CFO Beijing. These increased tax liabilities could further result in late payment fees and other penalties to CFO Beijing and Fuhua for under-paid taxes.

Moreover, our corporate structure and arrangements with Fuhua result in a 5% PRC business tax being levied on both Fuhua’s revenues derived from online advertising and CFO Beijing and Fortune Software’s revenues derived from its contractual arrangements with Fuhua. As a result, if our advertising business were to increase, we could be subject to double taxation on our revenues from online advertising.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by CFO Beijing or Fortune Software for our cash requirements, including the funds necessary to service any debt we may incur. If CFO Beijing or Fortune Software incurs debt on its own behalf in the future, the instruments governing the debt may restrict CFO Beijing’s and Fortune Software’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements CFO Beijing currently has in place with Fuhua in a manner that would materially and adversely affect CFO Beijing’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing or Fortune Software only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing and Fortune Software are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of CFO Beijing or Fortune Software to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, or MII, the State Press and Publication Administration and the Ministry of Culture recently promulgated new regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.

Under applicable PRC regulation, we may be held liable for any content we offer or will offer through our website, including information posted on bulletin boards and online forums which we host and maintain on our website. Furthermore, we are required to delete any content we transmit through our website if such content clearly violates PRC laws and regulations. Where any content is considered suspicious, we are required to report such content to PRC governmental authorities.

It may be difficult to determine the type of content that may result in liability for us. If any financial data and information services we offer or will offer through our website were deemed to have violated any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses for operating online financial data

CHINA FINANCE ONLINE CO. LIMITED

and information services, which would materially and adversely affect our business, financial condition and results of operations. Moreover, if any information posted on our bulletin boards or online forums were deemed to have violated any of the content restrictions, we could be subject to similar penalties that materially and adversely affect our business, financial condition and results of operations.

Risks relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Most recently, the PRC government implemented a number of measures, such as raising bank reserve against deposit rates to place additional limitations on the ability of commercial banks to make loans, in order to slow down certain segments of the Chinese economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and our business and operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 25 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, CFO Beijing and Fortune Software, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly-owned by foreign investors. CFO Beijing and Fortune Software are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently,

CHINA FINANCE ONLINE CO. LIMITED

CFO Beijing may purchase foreign exchange for settlement of ''current account transactions,’’ including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. CFO Beijing and Fortune Software may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash from operations are denominated in Renminbi and that the net proceeds from our initial public offering last year are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following our listing of ADSs on the Nasdaq National Market. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. For example, due to the recent devaluation of the U.S. dollar against other reserve currencies, as well as pressure from a number of other governments (including the United States), the PRC government has indicated that it may adjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The recurrence of SARS in China, or similar adverse public health developments, may materially and adversely affect our business and operating results.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Any recurrence of the SARS outbreak, or a development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS or any other epidemic may reduce the level of economic activity in affected areas and negatively impact China’s stock markets, which may lead to dampened investors’ interest in the stock markets and, as a result, have a material and adverse effect on our business. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or sponsors, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Risks relating to our shares and ADSs

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $15.99 per ADS to a low of $5.80 per ADS. The market prices of the securities of

CHINA FINANCE ONLINE CO. LIMITED

Internet-related companies have generally been especially volatile.

In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the U.S. may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the U.S. and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market in future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There were 99,329,933 of our ordinary shares and 6,320,000 ADSs (representing 31,600,000 of those ordinary shares) outstanding as of March 31, 2005. In addition, there are outstanding options to purchase 16,845,988 ordinary shares, including options to purchase 10,194,988 ordinary shares that are vested and immediately exercisable. The 82,837,921 ordinary shares outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

A significant percentage of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of March 31, 2005, four of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd. and Tongma Network Co. Ltd., beneficially owned, collectively, approximately 58.1% of our outstanding ordinary shares. We believe that each of these four shareholders is currently an affiliate within the meaning of the U.S. securities laws, due to the size of their respective shareholdings in us after the initial public offering. As of March 31, 2005, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 27.5% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

Provisions in our charter documents and Hong Kong law, and change in control agreements we have entered into with each of our chief executive officer, chief financial officer and chief operating officer, may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

•	Our articles of association provide for a staggered board, which means that our directors, excluding our

CHINA FINANCE ONLINE CO. LIMITED

chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all times serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

•	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director in this way to give us at least 120 days’ notice of the resolution, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

•	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

•	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the U.S. However, the Hong Kong Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.

•	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of our next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders.

In addition, our obligations under change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer could discourage an acquisition by a third party that you may consider favorable. Under the change in control agreements, if after a change in control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive. The current severance benefits under the change in control agreements amount to approximately $6 million, which could discourage or limit the ability of potential third party acquirers to engage in change in control transactions with us. Furthermore, in the event any of the severance payments would be deemed to give rise to “excess parachute payments” under section 280G of the U.S. Internal Revenue Code for any of our executives subject to U.S. tax, we would be required under the change in control agreements to gross-up the payments to such executive to take account of any such excess parachute payments. This gross-up payment obligation could further discourage potential third-party acquirers. In addition, these executives may determine that their severance benefits provide better economic alternatives than their continued employment with us and, as such, they may be incentivized by these severance benefits to encourage the company to enter into transactions involving a change in control of our company which may not be as favorable as other strategic alternatives available to us.

These provisions and obligations could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

CHINA FINANCE ONLINE CO. LIMITED

We are a Hong Kong company and because the legal and procedural protections afforded minority shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your interests as our shareholder relative to shareholders of corporations organized in the U.S.

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors, and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors, are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. The Hong Kong courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws; or

•	to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

In addition, there is no automatic statutory recognition in Hong Kong of judgments obtained in the United States. Moreover, Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result of all of the above, minority public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American depositary receipts, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the American depositary receipts. We do not recognize holders of ADSs representing our ordinary shares as our shareholders, and instead we recognize the ADS depositary as our shareholder.

When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record data will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders’ meetings by not less than 21 days’ notice in writing, and all other shareholders’ meeting by not less than 14 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’ meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to

CHINA FINANCE ONLINE CO. LIMITED

send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions (which may include securities or rights distributions) it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

We were incorporated in Hong Kong in November 1998. Prior to April 2000, we did not conduct any business operations. In April 2000, we purchased all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, whereby we acquired our website, www.jrj.com.cn, and commenced our online financial and listed company data and information operations. In October 2004, we purchased another domain name, www.jrj.com, and commenced operating our business under this domain name in March 2005. We maintain the same content under both domain names.

Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly-owned subsidiary, CFO Beijing. As a wholly foreign-owned enterprise, CFO Beijing is not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Information Industry or its local branches. In order to comply with foreign ownership

CHINA FINANCE ONLINE CO. LIMITED

restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Fuhua also holds the licenses and approvals required to operate our online advertising service business. Wu Chen, a financial manager of International Data Group China, Ltd., a PRC limited liability company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua to host our website. In addition, we recently incorporated a wholly-owned subsidiary in Beijing, Fortune Software (Beijing) Co., Ltd., or Fortune Software, to develop additional service offerings.

In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on Nasdaq.

Our principal executive offices are located at Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing 100032, People’s Republic of China, and our telephone number is (8610) 6621-4728. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our principal capital expenditures for 2002, 2003 and 2004 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $98,000, $152,000 and $200,000, respectively.

We have spent approximately $28,774 from January 1, 2005 to March 31, 2005, principally for work stations and computers. Our capital expenditure plans for the remainder of 2005 have not yet been determined, but we expect to spend approximately $250,000 primarily for purchases of additional information technology related equipment and software. Capital expenditures in 2005 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

In March 2005, our board of directors approved a stock repurchase program pursuant to which we expect to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. Under the terms of the approved stock repurchase program, we will repurchase our ADSs through open market purchases on Nasdaq on terms deemed appropriate by us in compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital.

B. Business overview.

We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools we have developed, which we refer to as research tools. Our research tools combine:

•	financial analysis tools which permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s listed company stocks, bonds and mutual funds;

•	categorized news and research reports; and

•	online forums and bulletin boards,

and, together with our screen layout and menu options, display them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

CHINA FINANCE ONLINE CO. LIMITED

Our service offerings permit users to subscribe to one or more of the nine service packages we currently offer. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in financial markets outside of China. Our service offerings can be accessed using our research tools and through our website at www.jrj.com or www.jrj.com.cn. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of March 31, 2005, we had a total of approximately 2.2 million registered users, and during the twelve months ended March 31, 2005, we had approximately 17,700 new subscribers and 10,700 repeat subscribers. Our registered users are Internet users who maintain a registered account with our website, and our subscribers are our registered users who also subscribe to one of our subscription-based services for a fee. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.

Our service offerings to users are used by and targeted at a broad range of investors in China, from individual investors managing their own money to professional investors, which consist of institutional investors managing large sums of money on behalf of their clients and high net worth individuals. In addition, our service offerings are targeted at other financial professionals such as investment bankers, stock analysts and financial reporters. For example, our institutional service package, CFO Pro, is used by institutional users such as international financial service institutions and fund management companies. Our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a growing base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$290) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions grew by approximately 104% from approximately 2,800 for the twelve months ended March 31, 2004 to approximately 5,700 for the twelve months ended March 31, 2005.

Our website users are not charged for visiting our website and obtaining basic financial information such as real-time quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. We categorize, process and, through our subscription-based research tools and our website content, present data and research results to our subscribers, allowing them to make informed investment decisions. Our service offerings are designed to enhance our users’ and subscribers’ experience based on a number of factors:

Comprehensive.

We offer a broad range of data and information regarding China’s listed company stocks, bonds and mutual funds. We offer more than basic financial data such as price and trading information and provide our subscribers with breaking economic and financial news, detailed historical data and information, financial analysis tools, market coverage and listed company analysis and online forums that facilitate our subscribers’ own investment analysis efforts. We believe we have built a comprehensive database of historical financial data and information on China’s listed companies, bonds and mutual funds with data and information dating back to December 1990, when the Shanghai and Shenzhen Stock Exchanges first opened for trading.

Integrated.

Our information platform integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. Our platform integrates all of the research tools, data and other information we have developed or gathered and, together with our screen layout and menu options, displays them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools, content and features, these new research tools, content and features can be easily integrated with our existing platform. Depending on the service package chosen by the subscriber, a subscriber can have different levels of access privileges to financial analysis tools, real-time and historical data, news, research reports and online forums.

CHINA FINANCE ONLINE CO. LIMITED

Interactive.

We have established online bulletin boards and discussion forums where users can share with each other views on stocks and trends in the financial markets in China. In addition, we have introduced stock alert services that send messages to our users’ mobile phones alerting them of changes in stock prices and other trading related information of their interest, according to their pre-set query parameters, allowing them to extend their experience with our services beyond the Internet.

Timely.

We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media.

Unbiased.

Our website presents third-party content, analysis and commentary, and computer generated quantitative analysis to provide our subscribers and users with a broad view of the financial markets in China. We do not formulate or publish views on this content, analysis or commentary. Because we are not motivated to convince them to buy or sell any securities or to invest in any specific investments, we believe our subscribers and users view us as an unbiased provider of financial information.

Easy to use.

Our research tools and our website are designed with a screen layout, menu options and displays that we believe any user familiar with a computer will find easy to use. From our basic web page, our users can choose a variety of financial data and information topics that interest them. Through our research tools, our subscribers have access to a large pool of historical financial data and information, which they can categorize and analyze as they determine. We have a product development team directed at working closely with our customer support personnel to update and develop information and presentation formats that our subscribers view as enhancing ease of use and increasing the informative power of our research tools and our website. Our website is also designed to accommodate low bandwidth access to the Internet.

We attract our users and subscribers through establishing and maintaining sponsorship arrangements with high-traffic Chinese Internet portals such as netease.com, yahoo.com.cn, 21cn.com, tfol.com, china.com and tom.com, search engines such as baidu.com and 3721.com, online stock brokerage websites and news and financial information websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We believe that as we develop brand awareness of our website and service offerings, we will be able to increasingly attract users directly to our website.

To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time stock quotes from both the Shanghai and Shenzhen Stock Exchanges, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from 49 securities advisory companies and 37 securities brokerage companies licensed to provide securities advisory services, commentaries from approximately 220 licensed individual securities advisors and news feeds from 316 news publishers and media companies.

Our non-institutional subscribers pay us annual subscription fees ranging from RMB388 (US$47) for our most basic service package to RMB14,900 (US$1,800) for our most comprehensive service package, depending on the service package and features selected by the subscriber. Our subscription price for each of the eight current service packages available to our non-institutional subscribers varies between these amounts. In January 2005, we launched our institutional service package CFO Pro, which has an annual subscription fee of US$5,000.

CHINA FINANCE ONLINE CO. LIMITED

Substantially all of our revenue is derived from annual subscription fees for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period.

Growth Strategy

Our goal is to become the leading provider of comprehensive financial data and information relating to securities and other financial instruments traded on China’s securities exchanges. We intend to:

•	increase our subscriber base among high-end subscribers and further enhance the services we provide to our retail and professional subscribers and users;

•	expand our present service offerings to include data and information relating to other financial instruments such as macro economy, personal finances, currencies, futures and commodities;

•	continue to encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings; and

•	utilize our brand name and user base to increase our online advertising revenues.

Our Services

We collect, process and, through our research tools and our website content, provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them.

Our features

Through our integrated information platform, our subscribers have access to and can make use of each of our main content features: financial analysis tools, real-time and historical data, news, research reports and online forums.

Financial analysis tools.

Our financial analysis tools are research tools that provide subscribers with the ability to quantitatively calculate and analyze financial data, which include:

•	fundamental analysis tools, which are designed to enable investors to analyze data based on company fundamentals; and

•	technical analysis tools, which are designed to enable investors to analyze data based on trends formulated by historical trading data.

These tools allow our subscribers to perform fundamental and technical analysis on companies, bonds and mutual funds listed on the Shanghai and Shenzhen Stock Exchanges, based on current and historical financial data and information, trading volumes and other user specifications.

Real-time and historical data.

Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 1,300 company stocks, bonds and mutual funds listed on China’s Shanghai and Shenzhen Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai and Shenzhen Stock Exchanges. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.

We also offer our subscribers detailed historical data and information on listed companies, mutual funds and bonds. This information is available for our subscribers to download from our website and is available on compact

CHINA FINANCE ONLINE CO. LIMITED

diskettes but are not accessible to general viewers. We have entered into agreements with third parties to provide us with this historical data and information, according to specifications and requirements set by us. For example, for each listed company, our historical data and information providers provide us with the names of the principal shareholders and their historical trading volume, as well as information such as biographical information of company directors and the management team. We collect the data received from our historical data and information providers, process this information and, through our research tools, allow our subscribers to retrieve critical data and information they select.

News.

Our news feature allows users to search and view breaking economic and financial news and information from China and around the world. We do not report news ourselves. We have a team of editorial staff who compile on daily basis economic and financial news and information reported by other public sources that are relevant to China’s financial markets. Our editorial staff further indexes them according to topics and categories for the convenience of our users. Through our research tools and website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs. The financial data and information presented on our website or through our research tools is gathered from other financial information content providers and intermediaries with whom we have contractual arrangements.

Research reports.

Through our integrated information platform, our users can view financial news letters and analytical reports from a number of China’s prominent securities professionals. We draw market research reports and commentaries from 49 securities advisory companies and 37 securities brokerage companies, each licensed to provide securities advisory services, and approximately 220 licensed individual securities advisors. For our subscribers, we categorize these reports and commentaries based on topics, industry sector and other customary categorizations.

Online forums.

We host several online bulletin boards on our website by which Chinese licensed securities advisors offer their views on a variety of topics ranging from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. We do not support, comment on or advocate any views presented by any such securities advisors. We also maintain several online forums on our website, enabling our users to participate in the discussions on specific financial topics we believe will be of interest to them. The online forums are moderated by third party moderators approved by us. We believe the online bulletin boards and discussion forums enhance our users’ experience and, through our active monitoring, allow us to better understand our users’ behavior and needs.

Personal portfolio tracking service.

We also offer users a free personal portfolio tracking service that allows users to compile and store personal financial information in their personal accounts maintained on our website. This service allows our users to better manage their portfolio of investment securities through systematic record keeping of portfolio composition and trading history, facilitating their trading decisions. We do not provide any advice to individual customers as to the management of their investment portfolio.

Our website

Our website content and our research tools are the key components of our information platform. Our website has four primary functions:

•	to attract visitors and market our subscription based service offerings;

•	to store content and serve as an integral part of our information platform;

•	to serve as a download platform for our service offerings; and

•	to display online advertisements.

CHINA FINANCE ONLINE CO. LIMITED

In order to attract visitors to our website, we offer a significant portion of our website content free of charge. This free content includes real-time stock quotes, trading volumes, pricing indicators for listed companies in China and market news from the Shanghai and Shenzhen Stock Exchanges. Through our website, users can also participate in online forum discussions and bulletin boards. Our website also has an important marketing function for our subscription based service offerings. We provide examples to our visitors on our website of the various premium content and features they can access and receive by becoming a subscriber to our service offerings.

Our premium content and features are accessible through our research tools, some of which are web-based and others are computer-based. Subscribers to our web-based research tools are required to register and maintain personal accounts with our website. These subscribers can store important information they viewed and analytical results they obtained in their personal accounts maintained at our website, and later review that information and results using the same screen layouts and menu options our website provides.

Subscribers to computer-based research tools can download from our website the packages they selected to their computers.

We believe our website is designed for ease of use and to accommodate low bandwidth access to the Internet.

As our website grows in popularity and the number of visitors to our website increases, we intend to increase our online advertising revenue by selling unobtrusive advertising space on our website. For example, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-link arrangements we have with mutual funds and securities brokerage companies in China.

Our research tools

Subscribers to our service can elect to use a number of different research tools we have developed to access and utilize our premium content and features. We currently offer nine different service packages incorporating some or all of our research tools to our users. Through our research tools, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based. Our subscribers pay us a subscription fee for the use of our subscription services for a one-year period.

We offer subscribers a variety of research tools designed to provide information and analysis, including financial analysis, as well as the ability to search and sort out data and information, based on subscribers’ needs and preferences. For example, we make available services that permit subscribers to analyze our content using some or all of the following research tools:

•	Categorized macro information. This feature allows subscribers to search and sort up-to-date and comprehensive news and information relating to the broader financial markets or a specific financial topic or industry sector. We have a dedicated team of professional editors who collect, organize, categorize and index macro-economic and financial market information on a daily basis, according to user feedback and classification methods that we believe are accepted practice in securities markets in China.

•	Industry sector analysis. Many investors in China seek to distinguish between listed companies with investment potential and those prone to financial trouble by analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on market accepted performance parameters such as price-to-earnings ratios and profit margins.

•	Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholdings and other related data and information. Our subscribers can receive

CHINA FINANCE ONLINE CO. LIMITED

fundamental financial and trading information organized by their specifications and display these results on a graphical interface that we designed to be easy to visualize and navigate.

•	Mutual fund analysis. Our mutual fund research tool focuses on categorizing information relating to the portfolio holdings of mutual funds. This feature allows subscribers to study the collective effect of large market players on individual stocks. This feature also offers information relating to the performance of individual mutual funds, allowing subscribers to assess the risks and rewards of investing in mutual funds.

•	Technical analysis. This feature allows investors interested in trends formulated by historical trading data to perform technical analysis on listed companies. With over 60 market accepted technical indicators and a complete database of historical data and information on all of China’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on any stock listed on China’s stock exchanges.

We expect to provide additional research tools as our services expand. For instance, we expect that as we introduce data and information on commodities, we would include a separate research tool for that purpose. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.

Our service packages

The following table outlines our service packages by research tools and access methods.

	Categorized	Industry	Fundamental	Mutual	Technical
	Macro	sector	analysis	fund	analysis	Access
	Information	analysis	tools	analysis	tools	method
CFO Pro	Ö	Ö	Ö	Ö	Ö	Computer-based
Grand Reference V	Ö	Ö	Ö	Ö	Ö	Computer-based
Storm	Ö	Ö	Ö	Ö		Computer-based
Stock Finder	Ö		Ö	Ö	Ö	Computer-based
Stock Radar			Ö		Ö	Web-based
Sidekick X	Ö					Web-based
Analyst Scoreboard		Ö	Ö		Ö	Web-based
Arbitrager					Ö	Web-based
Quick Winner				Ö	Ö	Web-based

Our subscribers can select one or more of the nine different service packages we currently offer. Some of our service packages are available in different versions, which reflect different levels of comprehensiveness:

•	CFO Pro. CFO Pro is the first service package we developed to target sophisticated institutional investors. It is a single service platform aggregating up-to-date financial news, market commentaries, industry reports and comprehensive Chinese financial information and databases. It also contains a database of macro-economic data, including industry information and statistics such as changes in productivity levels, foreign investment amounts, and costs of goods and services in China.

•	Grand Reference V. Grand Reference V is an upgrade of our previous Grand Reference packages and is the most comprehensive service package we offer to our non-institutional subscribers, both in terms of content and functionality. Grand Reference V includes all of our current research tools. Content and functionality of other service packages we offer to our non-institutional subscribers are derived from Grand Reference V. Compared to the other Grand Reference packages, Grand Reference V has a new interface that is, we believe, more user-friendly and an upgraded database structure that allows faster data transmission than the other Grand Reference packages. We offer different versions of Grand Reference at different subscription prices. Each version of Grand Reference includes all of our research tools, but only Grand Reference V allows users to gain access to the new interface and upgraded database structure.

•	Storm. Storm is designed for Chinese investors who demand up-to-date and comprehensive news and information relating to specific topics and listed companies. Storm contains fundamental analysis tools but not technical analysis tools.

CHINA FINANCE ONLINE CO. LIMITED

•	Stock Finder. Stock finder is designed for Chinese investors who favor technical analysis tools as the primary methods to select stocks.

•	Stock Radar. Stock Radar is designed for Chinese investors that prefer to conduct technical analysis as the basis for their investment research. Stock Radar is a web-based, simplified version of Stock Finder. Stock Radar’s technical analysis tools are simpler to use than the more advanced technical analysis tools offered by Stock Finder.

•	Sidekick X. This package, which is an upgrade of our previous package named China Securities Reference, is for subscribers who do not necessarily have stock investment needs but want to receive up-to-date and comprehensive news and information relating to a specific topic or listed company.

•	Analyst Scoreboard. Analyst Scoreboard is designed for subscribers who desire to research or track the performance of specific securities firms. This package provides weekly, monthly and annual performance rankings of securities firms based on the profits or losses of the trades they recommend.

•	Arbitrager. Arbitrager is designed for subscribers who desire to review the investment returns selected by the top traders of the daily best stock market performers. Arbitrager uses statistical analysis tools to identify top performing stocks on a daily basis, and allows subscribers to identify the top traders of these investments. Subscribers may also examine other investments that have been traded by such investors.

•	Quick Winner. Quick winner is designed for subscribers who prefer to examine top performers by industry. Quick Winner identifies top performing stocks, by industry, and allows subscribers to track the top traders of these investments and the other investments made by such traders.

Pricing policy

We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. For example, Grand Reference V, which is the most comprehensive service package in terms of features and functionality, is the most expensive of our non-institutional subscriber service packages. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encourage all of our users to upgrade to newer versions of our service packages or more comprehensive service packages.

We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine. For example, we currently offer subscribers to Grand Reference V, the most comprehensive service package we offer to non-institutional subscribers, a one-time renewal fee of RMB480 (US$58) for a one-year non-upgraded subscription to Grand Reference V. After the renewal period, our subscribers are required to subscribe at the regular subscription price then in effect.

Our new service features

We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest in technology and innovation. We believe that we are one of the few online financial information service providers in China that have in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings, while keeping development costs at a minimum. For example, our new service package, CFO Pro, which is targeted as institutional investors, includes a new feature we developed that provides subscribers with a broad database of macro-economic data, including industry information and statistics, such as changes in productivity, foreign investment and costs of goods and materials.

Customer support

Our customer support center provides our subscribers real-time and personal support and is staffed by a team of 42 trained full-time customer support personnel. Our customer support center currently operates from 8:30 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 5:30 p.m. on weekends and holidays. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any

CHINA FINANCE ONLINE CO. LIMITED

technical problems they may have. We have an in-house training program for our customer support personnel, which includes training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.

Our content providers

We draw content from the Shanghai and Shenzhen Stock Exchanges, which provide us with real-time stock, bond and mutual fund pricing and other information, and our data providers, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also draw content from approximately 49 securities advisory companies and 37 securities brokerage companies each licensed to provide securities advisory services, approximately 220 licensed individual securities advisors, as well as 316 news publishers and media companies.

Shanghai and Shenzhen Stock Exchanges

We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. We have entered into an information service agreement with each of the stock exchanges pursuant to which we pay the stock exchanges fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. We also have cable links to both exchanges to serve as back-ups to satellite communication data feeds. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges.

Our agreement with the Shanghai Stock Exchange will expire in May 2008, and our agreement with the Shenzhen Stock Exchange will expire in March 2006. We aim to enter into a new agreement with each of the stock exchanges under substantially the same terms prior to the expiration of the existing agreement. Under these agreements, we may distribute the financial data and information we receive from the exchanges to our users, but not to other vendors or distributors. Each of the exchanges can terminate its respective agreement with us if we breach the terms of the agreement, such as a delay in our payment of fees.

Data providers

We have entered into agreements with third parties to provide us with historical data and information on listed companies, bonds and mutual funds for input into our information platform. These data providers send information to us in accordance with our parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information. The updates provided by our data providers range from several times a day to once a month depending on the type of information. The data information agreement that we have entered into with Shanghai Wind Information Co., Ltd., or Wind, our current primary data provider, is for a fixed term and will expire in September 2005. Under our current agreement, Wind is required to give us six months’ prior written notice if it is unable to meet its obligations in the agreement. We have also entered into business agreements with one other financial content provider to serve as an alternative source of historical data and information. In December 2004, we entered into a new raw data provision contract with Shenzhen Securities Information Co. Ltd. as an alternative source of historical data and information.

Securities advisors and stock brokers

We have entered into cooperation arrangements with 49 securities advisory companies and 37 securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with approximately 220 licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance.

CHINA FINANCE ONLINE CO. LIMITED

News and media conglomerates

We also draw content in the form of breaking headlines and other news information from publishers and distributors of traditional media. We have entered into cooperation arrangements with 316 Chinese news publishers and media companies. We are permitted under these arrangements to extract financial news, reports and information taken from their print publication channels, and to store, reproduce, market and deliver such information to our users through our website. We rely on our editorial staff to compile, for publication on our website, publicly available financial news, reports and information received from these sources that are relevant to China’s financial markets.

Sales and marketing

We market our website through establishing and maintaining sponsorship arrangements with high-traffic Internet portals such as netease.com, yahoo.com.cn, 21cn.com, tfol.com, china.com and tom.com, search engines such as baidu.com and 3721.com, as well as websites of online stock brokerages and news and financial information websites. We have more than 40 sponsorship arrangements with such Internet portals, search engines and websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors, including some of China’s top Internet portals such as netease.com, yahoo.com.cn, 21cn.com, tfol.com, china.com and tom.com. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We derive a significant portion of our website traffic from these sponsorships. We also derive a portion of our website traffic through the word-of-mouth of the investing community.

We market our service offerings through our website, as well as through 42 customer support personnel at our customer service center. Our website provides detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems.

We charge our subscribers a subscription fee for the use of our service packages for a one-year period. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of cash payment, we promptly activate our subscribers’ accounts with us. Since we accept cash as the only payment method, we do not take any credit risk of our subscribers. We do not have a refund policy and generally do not offer refunds to our subscribers.

Online advertisement

The average number of our daily user sessions increased by 45% to approximately 1.6 million during the twelve month period ended March 31, 2005 from approximately 1.1 million during the twelve month period ended March 31, 2004. To take advantage of this increase in the number of users accessing our free website, we sold online advertising in 2004 by selling unobtrusive advertising space on our website. While our online advertising business is still relatively new, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-links arrangements we have with companies in China. We plan to accomplish these through establishing a direct marketing team dedicated to online advertising.

Product development

Our product development team of 16 personnel is responsible for the creation and upgrading of our web pages and the design and enhancement of features contained in our service packages. Our product development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct monthly meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our product development team works closely with our customer support team to develop features and content that are based on feedback we received from our subscribers and users.

We expect product development to remain an important part of our business as the online financial data and information services industry in China becomes increasingly sophisticated. In order to remain competitive, we expect to continue to expand our product development efforts:

CHINA FINANCE ONLINE CO. LIMITED

•	to increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	to enhance our subscribers’ experience by improving the quality of our research tools and website;

•	to develop additional research tools, features and content specifically targeting the high-end subscribers; and

•	to design and build new financial instrument service products that fit our strategies.

As an example of our recent product development efforts that we believe are attractive to high-end subscribers, in January 2005 we launched our first institutional service package, CFO Pro, which we specifically target at institutional customers such as international financial service institutions and fund management companies. We have also developed and recently launched other new service packages, including Sidekick X, Analyst Scoreboard, Arbitrager and Quick Winner. Moreover, we continue to develop and add new features to our existing service packages.

Technology and infrastructure

Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and five times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2004.

Web server technology.

Our web server technology enables us to quickly develop and deploy information services dynamically. Our web server technology includes features that are designed to optimize the performance of our online services. For example, we developed a special feature that maximizes the time during which client-server connections are kept open, based on current server load, thereby increasing user navigation and website access speed.

Database technology.

We have developed database technology to address the specific requirements of our information services. Our database design and search techniques allow for efficient data retrieval within the unique operating parameters of the Internet. For example, our dynamic index traversal technology utilizes users’ inputted search parameters to determine the appropriate database index (from among multiple indices) in parallel, thereby efficiently locating the data requested. Further, we use an index compression mechanism to achieve an efficient balance between disk space and compression/decompression for various database activities.

Remote data aggregation engine.

Our remote data aggregation engine allows us to retrieve, process and present data as a single virtual database result from a variety of sources, either in real-time or at predetermined intervals. We developed a template-driven profiling system that catalogs the data on each source site. We also store data results internally in order to reduce network traffic and deliver the results to our users as quickly as possible.

Competition

The online financial data and information service market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. The number of online financial news and information sources competing for users’ attention and spending has increased since we commenced operations and we expect that

CHINA FINANCE ONLINE CO. LIMITED

competition will continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

•	publishers and distributors of traditional media, including print, radio and television, such as China Securities News, Shanghai Securities News, International Financial Times, 21st Century Economic Reports, as well as radio and television programs and news focused on financial news and information;

•	Internet portals providing information on business, finance and investing, such as sina.com and sohu.com;

•	financial information web pages offered by websites such as homeway.com.cn and stockstar.com.cn;

•	personal stock research software vendors, such as Shanghai Qian Long High Tech Corporation, that develop and market stock research software through stock brokerage companies; and

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities, such as Haitong Securities.

Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, the market acceptance, pricing and sophistication of our analytical tools, the ease of use of our information platform and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of products and services similar to or better than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our service packages, reduced margin or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

Intellectual property

Our intellectual property is an essential element of our business operations. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements to acknowledge that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and to assign to us any ownership rights that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent.

Our PRC subsidiaries, CFO Beijing and Fortune Software, are the registered owners of 12 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.

We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. In October, 2004, we purchased another domain name relating to our website, www.jrj.com, from a U.S. company. We have assigned Fuhua the right to use our website domain names to enable it to host our website on our behalf.

We do not currently have any trademarks registered with the China Trademark Office, but we have filed applications for trademark registration of ''Financial Street Fuhua’’ in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China.

Regulation

We operate our business in China under a legal regime that consists of the State Council, which is the highest

CHINA FINANCE ONLINE CO. LIMITED

authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Information Industry;

•	the China Securities Regulatory Commission;

•	the Ministry of Culture;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the State Administration of Industry and Commerce;

•	the Ministry of Public Security; and

•	the Ministry of Commerce.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign ownership restriction on Internet content provision businesses

PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through Fuhua, which is wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, who are both PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, SAR, are a foreign entity for this purpose. CFO Beijing and Fortune Software cannot hold such licenses and approvals because they are wholly foreign-owned enterprises.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Licenses and permits

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities.

In order to host our website, Fuhua is required to hold an Internet content provider, or ICP, license issued by the Ministry of Information Industry or its local offices. Fuhua currently holds an ICP license issued by Beijing Communications Administration, a local office of the Ministry of Information Industry.

Each ICP license holder that engages in supply of analysis and research information relating to stocks and other securities must obtain a securities advisory permit from China Securities Regulatory Commission, or the CSRC. We currently do not hold a securities advisory permit. We receive securities analysis and research information from licensed securities advisors that hold securities advisory permits, and we have clearly stated on our websites and in our software the source of such information as required by the CSRC.

A recent regulation issued by the Ministry of Information Industry requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Information Industry or its local offices. We have obtained

CHINA FINANCE ONLINE CO. LIMITED

the required SMS license for the delivery of our financial short message content.

Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. Fuhua has obtained such approval from Beijing Communications Administration, the government agency in charge of this matter in Beijing.

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which include provision of financial information through the Internet, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secretes. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Fuhua’s ICP license expressly states that it is not allowed to publish news, among other things, in relation to its Internet content provision. Specifically, the Press Office of Beijing People’s Government, the government authority regulating news publication, confirmed with us that so long as we do not provide general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news,” we are not required to obtain a license to publish financial or economic related news content.

Regulation of information security

Internet content in China is also regulated and restricted by the PRC government to protect State security. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Intellectual property rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the State Copyright Bureau or its local offices and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our self-developed software with the State Copyright Bureau.

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by the Ministry of Information Industry and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name.

Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our primary domain name, www.jrj.com.cn, with CNNIC, a domain name registration agency approved by the Ministry of Information Industry and obtained a registration certificate for this domain name and have registered another domain name, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, and obtained a certificate for this domain name. ICANN is an internationally organized, non-profit corporation that has responsibility for Internet Protocol (IP) address space allocation, protocol identifier assignment, generic (gTLD) and country code (ccTLD) Top-Level Domain name system management, and root server system management functions. These services were originally performed under U.S.

CHINA FINANCE ONLINE CO. LIMITED

Government contract by the Internet Assigned Numbers Authority, or IANA, and other entities. ICANN now performs the IANA function.

Website name

PRC law requires entities and individuals operating commercial websites to register their website names with the State Administration of Industry and Commerce, or the SAIC, or its local offices and obtain a commercial website name registration certificate. If any entity or individual operates a commercial website without obtaining such certificate, it may be charged a fine or imposed other penalties by the SAIC or its local offices. We have registered our website name, “JRJ Investment and Finance Network,” with, and received a commercial website name registration certificate from, Beijing municipal SAIC.

Privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.

Advertising regulation

PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. Currently, foreign investors cannot own more than 70% equity interest in an advertising agency in China. We hold our advertising permit through Fuhua, a PRC domestic company wholly owned by Jun Ning and Wu Chen.

C. Organizational structure.

We conduct substantially all of our business through our wholly owned subsidiaries in China, CFO Beijing and Fortune Software. In addition, we are dependent on Fuhua to host our website.

The following table sets forth the details of our subsidiaries:

	Country of	Ownership
Name	Incorporation	Interest
China Finance Online (Beijing) Co., Ltd.	China	100%
Fortune Software (Beijing) Co., Ltd.	China	100%

CHINA FINANCE ONLINE CO. LIMITED

The following diagram illustrates our corporate and share ownership structure:

(1)	Jun Ning is our chairman and chief executive officer.

(2)	Wu Chen is a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders.

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. We are a Hong Kong company and we conduct our operations solely in China through CFO Beijing and Fortune Software, our wholly owned subsidiaries. We are a foreign enterprise and CFO Beijing and Fortune Software are foreign invested enterprises under PRC law and accordingly, neither we, CFO Beijing or Fortune Software is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, in December 2000, we formed our affiliated Chinese entity, Fuhua, with Wu Chen and Xinzheng Wang, our former chairman who later transferred his holdings in Fuhua to Jun Ning, our chairman and chief executive officer. Both Wu Chen and Jun Ning are PRC citizens and own 55% and 45% of the equity interests in Fuhua, respectively. Fuhua holds the licenses and approvals that are required to operate our website, CFO Beijing owns our www.jrj.com.cn domain name, and we own our www.jrj.com domain name. Fuhua also holds the licenses and approvals required to operate our online advertising business. We and CFO Beijing have entered into a series of contractual arrangements with Fuhua and its shareholders. As a result of these

CHINA FINANCE ONLINE CO. LIMITED

contractual arrangements, we are considered the primary beneficiary of Fuhua and accordingly, we consolidate Fuhua’s results of operations in our financial statements.

Pursuant to our contractual arrangements with Fuhua, we provide equipment, services and domain name licenses to Fuhua in exchange for fees. The principal equipment lease, services and domain name license agreements that we have entered into with Fuhua include:

•	an equipment leasing agreement, pursuant to which Fuhua leases a substantial majority of its operating assets from CFO Beijing;

•	a technical support agreement, pursuant to which CFO Beijing provides technical support for Fuhua’s operations;

•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to Fuhua, including consulting services in relation to Fuhua’s online advertising business;

•	a domain name licensing agreement, pursuant to which CFO Beijing licenses to Fuhua its domain name, www.jrj.com.cn; and

•	a domain name licensing agreement, pursuant to which we license to Fuhua our domain name, www.jrj.com.

We made a loan to each of the shareholders of Fuhua, Wu Chen and Jun Ning, solely for the purposes of capitalizing Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay the loans by transferring all of their interests in Fuhua to us or a third party designated by us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material adverse effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us. In addition, we have entered into agreements with Fuhua and its shareholders that provide us with the substantial ability to control Fuhua. Pursuant to these contractual arrangements:

•	the shareholders of Fuhua have granted us or individuals designated by us an irrevocable proxy to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior management of Fuhua;

•	Fuhua will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

•	Fuhua will not distribute any dividends;

•	we may purchase the entire equity interest in, or all the assets of, Fuhua when and if such purchase is permitted by PRC law or the current shareholders of Fuhua cease to be directors or employees of Fuhua;

•	the shareholders of Fuhua have pledged their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua; and

•	the shareholders of Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Fuhua without the prior written consent of CFO Beijing.

Each of the contractual arrangement with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. Messrs. Ning and Chen are not deriving any material personal benefits from these arrangements and are not expected to receive any consideration, other than cancellation of the existing loans, upon future transfer of their entire equity interests in, or all of the assets of, Fuhua to us.

CHINA FINANCE ONLINE CO. LIMITED

D. Property, plants and equipment.

Our principal executive offices, customer service center and principal sales, marketing and development facilities are currently located at Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Beijing, People’s Republic of China 100032, where CFO Beijing leases 971 square meters under a lease that expires on July 3, 2005 and shares the office space with Fuhua. Fortune Software’s offices are located at 12B11, Qingyun Dangdai Building, No. 43 North Third Ring Road West, Hai Dian District, Beijing, where Fortune Software leases 74.4 square meters under a lease that expires on March 31, 2006. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Overview.

We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums. Our service offerings can be accessed using our research tools and through our website at www.jrj.com. Our service offerings are used by and targeted at a broad range of investors in China, from individual investors managing their own money to professional investors, which consist of institutional investors managing large sums of money on behalf of their clients and high net worth individuals. In addition, our service offerings are targeted at other financial professionals such as investment bankers, stock analysts and financial reporters. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a growing base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$290) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions grew significantly from approximately 2,800 for the twelve months ended March 31, 2004 to approximately 5,700 for the twelve months ended March 31, 2005.

Our net revenues increased by 165.0% to $6.0 million in 2004 from $2.3 million in 2003. Our net income increased by 286.4% to $4.6 million in 2004 from $1.2 million in 2003. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period. Our deferred revenues were $3.5 million as of December 31, 2004, representing a 172.8% increase from our deferred revenues of $1.3 million as of December 31, 2003.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;

•	contribution of alternative revenue resources such as revenues from online advertising;

CHINA FINANCE ONLINE CO. LIMITED

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•	other tax incentives we receive from PRC tax authorities resulting from CFO Beijing being a foreign invested software development company and Fortune Software being a foreign invested high-technology company;

•	our cost structure, including, in particular, our cost for raw data; and

•	the desirability of our service packages relative to other products and offerings available in the market.

We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. Our subscription service is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant decline. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 44.3% and 55.8%, respectively, from January 2, 2001 to March 31, 2005. During the same period, total daily trading volume of the Shanghai Stock Exchange and the Shenzhen Stock Exchange decreased by 44.0% and 61.3%, respectively, reflecting a declining level of interest among China’s investors during that period. We issued an earnings warning in February 2005, in which we reiterated the correlation of our business operations and financial conditions with the performance of China’s securities markets, and warned that, unless there is a fundamental turn-around in China’s securities market in the near future, we expect that our revenue and profitability in the first quarter of 2005 and in the entire fiscal year 2005 will be adversely affected. On April 25, 2005, the Shanghai Stock Exchange Index reached its lowest level since May 1999, and its average daily trading volume in January 2005 was only approximately 28% of the average daily trading volume during the same period a year ago. If China’s securities markets continue to weaken, and if investors’ interest in China’s securities markets continues to decline, our business could be significantly and adversely affected.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $544,000 million in 2004 and accounted for less than 9% of our gross revenues in the same year. We expect our revenues from online advertisement sales to increase in future periods as we plan to increase our ability to place unobtrusive advertisements on our website.

Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $613,000 in revenue for VAT refunds in 2004.

Gross revenues

We generate subscription fee revenues from the sales of nine service packages we currently offer, which are comprised of downloadable and web-based research tools. Depending on the research tools and premium features selected by our subscribers, our subscribers pay us a subscription fee ranging from RMB388 (US$47) for the most basic service we offer to as much as RMB14,900 (US$1,800) for our most comprehensive service package we offer to our non-institutional subscribers, and US$5,000 for CFO Pro, a service package we offer to institutional customers. Our subscription price for each of our nine current service packages varies between these amounts, depending on the package. A subscription permits the subscriber to use the selected service package for a one-year period.

The most significant factors that affect our subscription revenues are:

•	the number of registered users to our website;

•	the number of new subscribers purchasing our subscription services;

CHINA FINANCE ONLINE CO. LIMITED

•	the number of our repeat subscribers; and

•	the service packages selected by our subscribers.

Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our website and rely on our offerings, we expect that a number of them will opt to purchase our subscription services. Substantially all of our revenues are currently derived from our subscription services. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. The number of new subscribers in a period is a measure of our revenue growth in that period attributable to the expansion of our customer base. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period. We view increases in repeat subscribers as a measure of market acceptance and customer loyalty to our service offerings.

We generally encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings. Because we charge more for our newer and more comprehensive service packages, as the number of subscribers for a given period selecting one of our more comprehensive service packages increases, our average subscription fee per subscriber, or ASF, would be expected to increase for that period. We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. From time to time, we may offer discounts to and promotional rates for our service packages, which may be offered to new subscribers or repeat subscribers. For example, we currently offer subscribers to Grand Reference V, the most comprehensive service package we offer to non-institutional subscribers, a one-time renewal fee of RMB480 (US$58) for a one-year non-upgraded subscription to Grand Reference V. If the number of repeat subscribers in a period electing to subscribe to one of our more comprehensive service packages at discount or promotional rates increases, ASF for that period would be expected to decrease.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. Because CFO Beijing, Fortune Software and Fuhua operate in China, their gross revenues from sales that are not subject to VAT are subject to a business tax at a rate of 5%. We expect to pay business tax in the PRC on online advertising revenues we expect to generate in the future. Accordingly, we expect our business tax payments to increase in line with the increase in our advertising revenues in future periods.

Revenue recognition

We charge our subscribers a subscription fee for the right to use our service packages for a one-year period. Since we accept cash as the only payment method, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the one-year subscription period, and promptly provide the subscriber with that account’s access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the twelve month period corresponding with the subscriber’s subscription period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the twelve month service period.

We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.

Cost of revenues

Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of data, salary and compensation, depreciation and rent. Cost of revenues accounted for 24%, 13% and 7% of our net revenues in 2002, 2003 and 2004, respectively. We believe

CHINA FINANCE ONLINE CO. LIMITED

our relatively low ratio of cost of revenues to net revenues is primarily due to competitive labor expenses in China and, to a less extent, the efficiency of our web content and database personnel. We currently expect our cost of revenues will continue to account for a similar percentage of our net revenues in 2005.

Cost of data. Our cost of data consists of fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically between one and three years, depending on the provider. Our cost of data is the largest component of our cost of revenues, constituting 48% of our cost of revenues in 2004, and is likely to be our most variable element of cost of revenues. Our cost of data is expected to increase (1) if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources or (2) due to rate increases we may experience in the future upon renewal of our existing agreements.

Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues relate to our web content and database personnel. We expect that our salary and compensation expenses will increase in the future as we intend to increase our customer service performance as our business further grows and expands.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that we believe is directly used in the provision of our web content and database services. We allocate rent to cost of revenues to the extent the space is occupied by our web content and database personnel.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily our network and servers. We include depreciation within cost of revenues when the relevant assets are directly related to the provision of our web content and database services.

Operating expenses

Our operating expenses consist of general and administrative expenses, product development expenses, sales and marketing expenses and stock-based compensation expenses. Our operating expenses have decreased as a percentage of net revenues for each of 2002, 2003 and 2004, due to economies of scale we have achieved allowing us to increase our revenues without significantly increasing our operating expenses, the majority of which are relatively fixed relative to the level of our operations. The most significant factors affecting our operating expenses are:

•	advertising expenses relating to our sponsorship arrangements with portals, search engines and other websites; and

•	salary and benefits for our employees, particularly our sales and marketing personnel and our management team.

We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity, including efforts we may undertake to expand our online advertising business.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and general office furniture and equipment. We expect our general and administrative expenses to increase in 2005 and for the foreseeable future as a result of expenses associated with our becoming a public company in the U.S. Among some of the general administrative expenses we expect to incur are additional professional expenses, costs of directors’ and officers’ liability insurance and expenses incurred in connection with our compliance with the Sarbanes-Oxley Act of 2002.

Product development expenses. Our product development expenses primarily consist of salary and compensation expenses of personnel engaged in the research, development and implementation of our new service offerings, rent and depreciation of equipment attributable to our product development efforts. We expect that our product development expenditures will remain relatively flat for at least the next twelve months, which we believe will be

CHINA FINANCE ONLINE CO. LIMITED

sufficient to meet our expected product development needs during that period.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel and advertising expenses that we pay to portals, search engines and other websites that we view as important for attracting users for our services. In 2002, advertising expenses also included payments we made to an Internet advertising agent who was primarily responsible for the negotiation and placement of our advertisements on other websites. However, since November 2002, we have directly negotiated with portals, search engines and other websites and have now fully internalized our advertising efforts. Growth in our sales and marketing expenses will depend on the ability of our advertising department to reach agreements with additional portals and websites and the rate such third parties will charge us to advertise on their websites. We expect to continue to increase our sales and marketing efforts in the foreseeable future, including our plan to hire up to ten additional sales and marketing personnel to focus on online advertising sales for our website.

Stock-based compensation expenses. In May 2003, we issued 2,666,600 ordinary shares at par value, which were valued at $0.036 per share, to Jun Ning, our chairman and chief executive officer, resulting in a stock-based compensation expense of $96,000. During the year ended December 31, 2004, we granted options to purchase a total of 12,517,988 of our ordinary shares to our directors, officers and employees, and some of our consultants and advisors (including unvested options to purchase 25,000 ordinary shares that were granted in 2004 but were returned to the pool of our ungranted options upon resignation of two employees holding such options in December 2004), for which we recorded $53,000 of deferred stock compensation during the year ended December 31, 2004, of which we amortized $33,000 and incurred $73,000 of stock-based compensation expense for the same period. In April 2004, we issued 730,000 ordinary shares at par value to Sam Qian, our president and chief financial officer, which vest over a two year period and were valued at $0.67 per share, resulting in deferred stock compensation of $489,000 in 2004, of which we amortized $183,000 over the same period as stock-based compensation expense.

Stock option plan and option agreements

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, under which we could issue share options with the right to purchase up to 5,688,488 ordinary shares to our directors, officers, employees, individual consultants and advisors. We amended the Plan in September 2004 to permit the issuance of options to purchase up to an additional 5,000,000 ordinary shares. We granted options under the Plan with the right to purchase a total of 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004. In December 2004, 25,000 of the granted but unvested options were returned to the pool of our ungranted options as a result of two former employees’ resignation of employment with us. In February 2005, we granted additional options under the Plan with the right to purchase a total of 4,353,000 ordinary shares to selected directors, officers, employees, individual consultants and advisors. As a result, we may in the future grant options to purchase up to an additional 672,000 ordinary shares under the Plan. We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors.

We have a total number of 10,194,988 options that are vested and immediately exercisable for ordinary shares as of March 31, 2005. All of the options we granted in January 2004 have an exercise price of $0.16 per share and expire on March 5, 2009, the options we granted in June 2004 have an exercise price of $1.04 per share and expire on March 5, 2009 and the options we granted in February 2005 have an exercise price of $1.31 per share and expire on February 18, 2015. All of the options granted under the Plan to our directors and managers have a vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of five years. The options we granted to consultants and advisers vested immediately upon grant or within two years.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an

CHINA FINANCE ONLINE CO. LIMITED

understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made.

Stock-based compensation. We grant stock options to our employees and certain non-employees. For stock option grants to our employees, we record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock, under Accounting Principles Board Opinion No. 25, or APB Opinion No. 25. The compensation expense is recognized over the applicable service period, which is usually the vesting period. We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

Starting from the next fiscal year after June 15, 2005, we will be required under SFAS No. 123 (revised 2004), or SFAS No. 123(R), issued by the FASB in December 2004 to recognize all share-based payments to employees, including grants of employee stock options, in our income statement based on the grant-date fair values. Pro forma disclosure, as we have adopted in Note 2p to our consolidated financial statements included elsewhere in this annual report, will no longer be permitted. We have not quantified the effect of the future adoption of SFAS No. 123(R) on a going forward basis. Prior to the adoption of SFAS 123(R), we will continue to utilize the accounting methods prescribed by APB Opinion No. 25.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2002		2003		2004
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$1,098	104.6%	$2,354	103.7%	$6,064	100.8%
Business tax	(48)	(4.6)	(83)	(3.7)	(48)	(0.8)

Net revenues	1,050	100%	2,271	100%	6,016	100%
Cost of revenues	(254)	(24.2)	(298)	(13.1)	(393)	(6.5)

Gross profit	796	75.8	1,973	86.9	5,623	93.5
Operating expenses:
General and administrative	(253)	(24.1)	(304)	(13.4)	(441)	(7.3)
Product development	(157)	(14.9)	(149)	(6.6)	(172)	(2.9)
Sales and marketing	(275)	(26.2)	(284)	(12.5)	(800)	(13.3)
Stock-based compensation	—	0.0	(96)	(4.2)	(289)	(4.8)

Total operating expenses	(685)	(65.3)	(833)	(36.7)	(1,702)	(28.3)
Income from operations	111	10.6	1,140	50.2	3,921	65.2
Interest income	95	9.1	51	2.3	294	4.9
Interest expenses	—	—	—	—	—	—
Other expense, net	(4)	(0.3)	(1)	(0.1)	(2)	—

Income before income taxes	203	19.3	1,190	52.4	4,213	70.1
Income tax	—	—	—	—	384	6.4

Net income	$203	19.3%	$1,190	52.4%	$4,597	76.4%

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2002, 2003 and 2004, all translations from Renminbi to U.S. dollars were calculated at RMB8.2770, RMB8.2770 and RMB8.2768 per US$1.00, respectively.

CHINA FINANCE ONLINE CO. LIMITED

(2)	We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Our gross revenues increased by 157.6% from $2.4 million in 2003 to $6.1 million in 2004. This increase is primarily due to growth in revenues from our subscription services. Our new subscribers increased by 54.9% to 26,800 new subscribers for the twelve months ended December 31, 2004 from 17,300 new subscribers during the same period in 2003, and our average subscription fee per subscriber, or ASF, for new subscribers increased by 90.3% to $177 for the twelve months ended December 31, 2004 from $93 for the same period in 2003. Our repeat subscribers increased by 22.8% to 12,400 for the twelve months ended December 31, 2004 from 10,100 for the same period in 2003, and our ASF for repeat subscribers increased by 118.9% to $243 for the twelve months ended December 31, 2004 from $111 for the same period in 2003. The increase in our ASF for both new and repeat subscribers reflects price increases associated with our continued efforts to provide more comprehensive and higher priced service offerings. The increase in our ASF for repeat subscribers reflects the successful migration of a number of repeat subscribers to our more comprehensive and higher priced service offerings.

Our revenues derived from online advertising sales increased to $544,000 in 2004 from an insignificant amount in 2003. This increase is primarily due to our increased efforts in 2004 to market our advertising services to online advertisers.

Our business taxes attributable to our gross revenues decreased from $83,000 in 2003 to $48,000 in 2004, primarily because seven of our products received certificates from the PRC government qualifying them as software products and revenues from these software products became subject to VAT in lieu of business tax. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 165.0% to $6.0 million in 2004 from $2.3 million in 2003.

Cost of revenues

Our cost of revenues in 2004 increased by 32.0% to $393,000 from $298,000 in 2003 primarily because our cost of data increased by 84.7% to $190,000 in 2004 from $103,000 in 2003, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.

Gross profit

As a result of the foregoing, our gross profit increased by 185.0% to $5.6 million in 2004 from $2.0 million in 2003.

Operating expenses

Our operating expenses increased by 104.3% to $1.7 million in 2004 from $833,000 in 2003. The increase in our operating expenses was primarily the result of an increase in our sales and marketing expenses, an increase in our stock-based compensation expenses and, to a lesser extent, increases in our general and administrative expenses and in our product development expenses. Operating expenses as a percentage of net revenues decreased to 28.3% in 2004 from 36.7% in 2003 because our net revenues grew at a faster rate than the rate of increase in our operating expenses.

General and administrative. Our general and administrative expenses increased by 45.2% to $441,000 in 2004 from $304,000 in 2003 due primarily to an increase in our employee headcount, which resulted in an increase in salary expenses of $98,000, as well as an increase in bank finance charges for online payments made by some of our subscribers in the amount of $24,000, partially offset by reductions in other general office expenses. In addition, the increase in our general and administrative expenses reflected increased compliance costs associated with our becoming a public company in the U.S. Our general and administrative expenses as a percentage of net revenues decreased to 7.3% in 2004 from 13.4% in 2003.

Product development. Our product development expenses increased by 15.6% to $172,000 in 2004 from $149,000

CHINA FINANCE ONLINE CO. LIMITED

in 2003 due primarily to employee salaries. However, our product development expenses decreased as a percentage of net revenues to 2.9% in 2004 from 6.6% in 2003, as our net revenues increased at a faster rate than the rate of increase in our product development expenses.

Sales and marketing Our sales and marketing expenses increased by 181.7% to $800,000 in 2004 from $284,000 in 2003. This increase is largely attributable to an increase in our advertising expenditures and an increase in our customer service and sales personnel to address increased subscription demand. Our advertising expenditures increased substantially to $415,000 in 2004 from $71,000 in 2003, primarily reflecting increases in our sponsorship arrangements with portals, search engines and other websites and, to a lesser extent, an increase in the advertising fee we pay to one of our sponsors. Salary and compensation expenses attributable to our sales and marketing personnel increased by 74.7% to $211,000 in 2004 from $121,000 in 2003, reflecting an increase in headcount. Our sales and marketing expenses as a percentage of net revenues increased slightly to 13.3% in 2004 from 12.5% in 2003. Our acquisition cost per new subscriber increased by 81.7% to $29.8 in 2004 from $16.4 in 2003, primarily due to increases in sales and marketing expenses as we expanded advertising efforts to increase the number of our sponsorship arrangements and as we increased the size of our sales and marketing team in 2004.

Stock-based compensation. Our stock-based compensation expense increased by 200.4% to $289,000 in 2004 from $96,000 in 2003. We incurred stock-based compensation expense of $289,000 in 2004 from our grant of 12,197,988 stock options to our directors, officers, employees, consultants and advisors in 2004, and from our sale of 730,000 restricted shares in April 2004 to our chief financial officer in connection with his initial employment. We incurred stock-based compensation expense of $96,000 in 2003 from our sale of 2,666,600 ordinary shares to our chairman and chief executive officer.

Income from operations

As a result of the foregoing, we had income from operations of $3.9 million in 2004, increased by 243.9% compared to income from operations of $1.1 million in 2003, and our operating margin increased to 65.2% in 2004 from 50.2% in 2003.

Interest income

Our interest income increased by 473.7% to $294,000 in 2004 from $51,000 in 2003, due to a significant increase in our cash balances derived primarily from net proceeds of our initial public offering in October 2004 which amounted to $58.5 million.

Income tax benefit

Our income tax benefit increased to $384,000 in 2004 from nil in 2003, attributable to deferred tax assets we recognized in 2004. Our wholly-owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. We did not record deferred tax assets in 2003 because such deferred tax assets were expected to reverse in full during the exemption period. Since our exemption period ends on December 31, 2004 and we are subject to a preferential enterprise income tax rate of 12% in 2005, we recognized deferred tax assets of $386,000 in 2004, accounting for 12% of the accumulated effect of revenue recognition of $3.2 million, which is expected to reverse in 2005 at the preferential enterprise income tax rate of 12%.

Net income

As a result of the foregoing, our net income increased by 286.3% to $4.6 million in 2004 from $1.2 million in 2003. Our net margin increased to 76.4% in 2004 from 52.4% in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Our gross revenues increased by 114.4% to $2.4 million in 2003 from $1.1 million in 2002. This increase resulted primarily from growth in revenues from our subscription services. Our new subscribers increased by 5.6% to 17,300 new subscribers for the year ended December 31, 2003 from 16,400 new subscribers during the same

CHINA FINANCE ONLINE CO. LIMITED

period in 2002, and our average subscription fee per subscriber, or ASF, for new subscribers increased by 34.4% to $93 for the year ended December 31, 2003 from $69 for the same period in 2002. Our repeat subscribers increased by 41.4% to 10,100 repeat subscribers for the year ended December 31, 2003 from 7,100 repeat subscribers during the same period in 2002, and our ASF for repeat subscribers for 2003 and 2002 remained approximately the same at $111. The increase in our ASF for new subscribers reflects price increases associated with our continued efforts to provide more comprehensive and higher priced service packages, such as the introduction of Grand Reference v.3, Stock Finder and Storm. Our ASF for repeat subscribers in 2002 and 2003 remained relatively flat because we introduced discounts to existing subscribers for some of our service packages during 2003 when China’s stock markets were experiencing weak performance. These discounts had the effect of partially offsetting our efforts to introduce more comprehensive service packages at higher prices and to migrate subscribers to these new packages. After taking into account business taxes attributable to our revenues, our net revenues increased by 116.3% to $2.3 million in 2003 from $1.0 million in 2002.

Cost of revenues

Our cost of revenues increased by 17.3% to $298,000 in 2003 from $254,000 in 2002. This increase was primarily due to increases in our cost of data and our depreciation expense. Our cost of data increased by 40.9% to $103,000 in 2003 from $73,000 in 2002, due to an increase in the number of vendors from which we acquired data and from rate increases with some of our vendors. Our depreciation expense included in cost of revenues increased by 33.6% to $65,000 in 2003 from $48,000 in 2002, as we expanded our network and server capacity in 2003 in connection with the growth of our business. Our salary and compensation attributable to cost of revenues remained relatively unchanged increasing by 3.1% to $87,000 in 2003 from $85,000 in 2002. As a percentage of our net revenues, cost of services decreased from 24.2% in 2002 to 13.1% in 2003 as our revenues grew at a faster rate than the rate of increase in our cost of revenues.

Gross profit

As a result of the foregoing, our gross profit increased 147.9% to $2.0 million in 2003 from $796,000 in 2002.

Operating expenses

Our operating expenses increased by 21.6% to $833,000 in 2003 from $685,000 in 2002. The increase in our operating expenses was principally a result of increases in our general and administrative expenses, sales and marketing expenses and stock-based compensation expense, while our product development expenses decreased slightly. Operating expenses as a percentage of net revenues decreased to 36.7% in 2003 from 65.3% in 2002, primarily due to the economies of scale we have achieved allowing us to increase revenues without significantly increasing expenses.

General and administrative. General and administrative expenses increased by 19.9% to $304,000 in 2003 from $253,000 in 2002. This increase resulted from increases in salary and compensation expenses and professional fees for audit and legal services work performed for us, which were partially offset by decreases in rent, depreciation and other expenses. Salary and compensation expenses increased to $176,000 in 2003 from $134,000 in 2002 primarily because we paid a one-time director’s fee to our former chairman in 2003 for his services rendered to our board of directors and also because our welfare payments increased in 2003 as a result of change in government welfare policy in 2002, which allowed us to use the overfunded portion of our employment contribution in 2001 to cover our welfare contribution obligations in 2002. In 2003, we were required to make ordinary welfare payments as they became due. Professional expenses for audit and legal services increased to $25,000 in 2003 from $9,000 in 2002 primarily because of expenses incurred in connection with our fund raising efforts in 2003. Our general and administrative expenses as a percentage of net revenues decreased to 13.4% in 2003 from 24.1% in 2002, because our general and administrative expenses remained relatively fixed while our revenues increased.

Product development. Our product development expenses decreased by 4.9% to $149,000 in 2003 from $157,000 in 2002. This decrease was primarily attributable to the reduction in headcount of one of our more highly compensated employees, partially offset by an increase in our depreciation expenses. Our product development expenses as a percentage of net revenues decreased to 6.6% in 2003 from 14.9% in 2002, because our product development expenses remained relatively fixed while our revenues increased.

Sales and marketing. Our sales and marketing expenses increased by 3.3% to $284,000 in 2003 from $275,000 in

CHINA FINANCE ONLINE CO. LIMITED

2002, primarily due to the expansion of our internal sales and marketing department. Our salary and compensation, depreciation and rent expenses increased as a result of an increase in the number of our sales and marketing personnel from 15 as of December 31, 2002 to 25 as of December 31, 2003, largely offset by reduced advertising costs to third parties resulting from our decision not to renew our contract with a third party Internet advertising agent in November 2002 and to directly place advertisements with portals, search engines and other websites. Our sales and marketing expenses as a percentage of net revenues decreased to 12.5% in 2003 from 26.2% in 2002, as the aggregate amount of our sales and marketing expenses remained relatively fixed even after we increased our internal advertising efforts while our revenues increased. Our acquisition cost per new subscriber decreased by 1.8% to $16.4 in 2003 from $16.7 in 2002.

Stock-based compensation. Our stock-based compensation expenses increased to $96,000 in 2003, resulting from our sale of 2,666,600 shares to our chairman and chief executive officer in May 2003. We did not incur any stock-based compensation expense in 2002.

Income from operations

As a result of the foregoing, we had income from operations of $1.1 million in 2003 compared to income from operations of $111,000 in 2002. Our operating margin increased to 50.2% for 2003 from 10.6% for 2002, because our revenues grow at a faster rate than the rate of increase in our cost of revenues and operating expenses.

Interest income

We had interest income of $51,000 and $95,000 in 2003 and 2002, respectively, reflecting a decrease in the interest income we earned on our cash deposits due to a decrease on the deposit interest rates in China during the two-year period, partially offset by an increase in our cash balances during the periods.

Net income

As a result of the foregoing, our net income increased 487.6% to $1.2 million in 2003 from $203,000 in 2002. Our net margin increased to 52.4% in 2003 from 19.3% in 2002.

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2004, we had approximately $70.6 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2002, 2003 and 2004:

	For the year ended December 31,
(in thousands of U.S. dollars)	2002	2003	2004
Net cash provided by operating activities	$1,062	$1,506	$7,023
Net cash used in investing activities	(98)	(152)	(200)
Net cash provided by financing activities	—	—	57,968
Net increase in cash and cash equivalents	964	1,355	64,791
Cash and cash equivalents at beginning of period	3,487	4,451	5,806
Cash and cash equivalents at end of period	$4,451	$5,806	$70,596

CHINA FINANCE ONLINE CO. LIMITED

Net cash provided by operating activities was $7.0 million in 2004 compared to $1.5 million in 2003. This increase was primarily due to increases in our net income and deferred revenue to $4.6 million and $3.5 million in 2004 from $1.2 million and $1.3 million in 2003, respectively. Net cash provided by operating activities was $1.5 million in 2003 compared to $1.1 million for 2002. This increase was primarily due to increases in our net income and deferred revenue from the growth in our subscription services business.

Net cash used in investing activities was $200,000 in 2004, compared to net cash used in investing activities of $152,000 in 2003. This increase was due to purchases of property and equipment consisting primarily of computer, network equipment and bandwidth for our network system. Net cash used in investing activities was $152,000 in 2003, compared to net cash used in investing activities of $98,000 in 2002. This increase was due to purchases of property and equipment which primarily consisted of office space, computer, network equipment and bandwidth for our network system.

We had net cash provided by financing activities of $58.0 million in 2004, mainly due to our initial public offering in October 2004 of 5,000,000 American Depositary Shares, representing 25,000,000 ordinary shares, which raised net proceeds of $58.5 million. We declared a dividend of $503,000 in the first quarter of 2004 in respect of the financial year ended December 31, 2003. This dividend was payable pro rata to our registered shareholders as of December 31, 2003, of which $450,000 was paid in the first quarter of 2004 and the balance was paid in July 2004. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. In May 2004, we repaid $60,000 to the shareholders of Fuhua for funds advanced by them, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000. This was a one-time payment and the payment amount constitutes the entire amount advanced by Fuhua’s shareholders when Fuhua was initially capitalized in December 2000.

Capital resources

Our principal capital expenditures for 2002, 2003 and 2004 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $98,000, $152,000 and $200,000, respectively.

We have spent approximately $29,000 from January 1, 2005 to March 31, 2005, principally for purchases of work stations and computers. Our capital expenditure plans for the remainder of 2005 have not yet been determined, but we expect to spend approximately $250,000 in total primarily for purchases of additional information technology related equipment and software. Capital expenditures in 2005 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

We believe that our current cash and cash equivalents, and cash flow from operations and proceeds from our initial public offering last year will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In March 2005, we received approval from PRC government authorities to make additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively. In April 2005, we received further approval from PRC government authorities to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. We are making these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. We intend to apply a portion of the net proceeds of our initial public offering in October 2004 to fund these additional capital contributions and shareholder loans, and to use these additional capital to fund the operations of CFO Beijing and Fortune Software.

In the event that CFO Beijing, Fortune Software or Fuhua require additional capital to fund their operations or to acquire additional businesses or assets, we may need to make loans or additional capital contributions to CFO Beijing, Fortune Software or Fuhua. Any loans to CFO Beijing, Fortune Software or Fuhua are subject to PRC

CHINA FINANCE ONLINE CO. LIMITED

regulations and approvals. For example:

•	aggregate loans by us to CFO Beijing, a foreign invested enterprise, to finance its activities, cannot in the aggregate exceed the difference between CFO Beijing’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective. The maximum amount we may loan to CFO Beijing, given CFO Beijing’s currently approved registered capital and total investment amounts, is $18.0 million;

•	aggregate loans by us to Fortune Software, a foreign invested enterprise, to finance its activities, cannot in the aggregate exceed the difference between Fortune Software’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective. The maximum amount we may loan to Fortune Software, given Fortune Software’s currently approved registered capital and total investment amounts, is $18.0 million; and

•	loans by us to Fuhua, which is a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange, although in practice we could make loans to CFO Beijing or Fortune Software, and CFO Beijing or Fortune Software could in separate transactions make loans to Fuhua through financial or Fortune Software, intermediaries, without approval from any PRC governmental agencies.

We may also determine to finance CFO Beijing or Fortune Software by means of additional capital contributions. These additional capital contributions must be approved by the PRC Ministry of Commerce. Because Fuhua is a domestic PRC enterprise, we are not likely to finance its activities by means of a capital contribution due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to CFO Beijing, Fortune Software or Fuhua. As we have recently received approvals from PRC government authorities to make additional capital contributions of $9 million and $11.5 million, and to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software respectively, we do not anticipate needing to make any additional loans or additional capital contributions in the near future to CFO Beijing, Fortune Software or Fuhua to fund their current operations.

From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We currently do not have any agreements or understandings relating to any such transaction.

In March 2005, our board of directors approved a stock repurchase program pursuant to which we expect to purchase from time to time up to $10 million worth of our ADSs over a period of six months. Under the terms of the approved stock repurchase program, we will repurchase our ADSs through open market purchases on Nasdaq on terms deemed appropriate by us in compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital.

Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately $5.0 million, or 7.4%, of our total consolidated net assets as of December 31, 2004. Since we plan to make additional capital contributions and shareholder loans to CFO Beijing and Fortune Software, we expect the portion of our consolidated net assets subject to this restriction to increase, both in amount and as a percentage of our total consolidated net assets.

CHINA FINANCE ONLINE CO. LIMITED

Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and affiliate, we may in the future require additional cash resources from our PRC subsidiary and affiliate due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

C. Research and development.

Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	enhance our subscribers’ experience by improving the quality of our research tools and website; and

•	develop additional research tools, features and content specifically targeting the high-end subscribers.

For example, we are developing our information platform to include data and information regarding the personal finances of our users, which will contain information as to investment returns, news, research reports and financial analysis tools specific to our users.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2002 to December 31, 2004 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Tabular disclosure of contractual obligations.

We have entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. The following sets forth our known contractual obligations as of December 31, 2004 and as of the types that are specified below:

Equipment
	Office Premises	and Others	Total
(in U.S. dollars)
Less than 1 year	157,081	—	157,081
1 - 3 years	—	—	—
3 - 5 years	—	—	—
More than 5 years	—	—	—

We have entered into certain leasing arrangements relating to our offices premises. Our rental expenses under these leases were $192,000 in 2004. Apart from such rental expenses, as of December 31, 2004, we did not have any long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

As of December 31, 2004, we did not have any indebtedness and we did not have any material debt securities, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs through net cash provided from operating activities and the proceeds of our initial public offering last year. Therefore we

CHINA FINANCE ONLINE CO. LIMITED

intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds to maintain safety and liquidity of our cash.

G. Quantitative and qualitative disclosures about market risk.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi (which amount has grown as a result of our improved cash flows in 2003 and 2004) into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, due to the recent devaluation of the U.S. dollar against other reserve currencies, as well as pressure from a number of other governments (including the United States), the PRC government has indicated that it may adjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

H. Recent accounting pronouncements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), or SFAS No. 123(R). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard will be effective for the Company at the beginning of its next fiscal year after June 15, 2005. Under SFAS 123(R), the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. We have not quantified the effect of the future adoption of SFAS No. 123(R) on a going forward basis. Prior to the adoption of SFAS 123(R), the Company will continue to utilize the accounting methods prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2004 as allowed by SFAS No. 123.

In January 2003, FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights, called “variable interest entities” or “VIEs” and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed

CHINA FINANCE ONLINE CO. LIMITED

essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003, FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, we have retroactively adopted the provisions from the inception of the VIE.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer of our company as of March 31, 2005.

Name	Age	Position
Jun Ning	47	Chairman and Chief Executive Officer
Hugo Shong	49	Director
Kheng Nam Lee(1)	57	Director
Ling Wang(1)(2)(3)	42	Director
Fansheng Guo(1)(2)(3)	49	Director
Sam Qian	41	President and Chief Financial Officer
Bo Wu	35	Vice president and Chief Operating Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee

The address of each of our executive officers and directors is Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, People’s Republic of China.

Jun Ning will at all times be a director, and will not retire as a director, so long as he remains as the Chief Executive Officer. Ling Wang and Hugo Shong will stand for re-election as directors in the upcoming annual general meeting of shareholders in June 2005. Kheng Nam Lee and Fansheng Guo will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Jun Ning has served as the Chairman of our board of directors since May 2004 and our Chief Executive Officer since 2000. From 1997 to 1999, Mr. Ning was the chief executive of Dalian Yaqi Computer Company, a corporation engaged in the business of producing and distributing computer software. From 1982 to 1997, Mr. Ning was a professor at the Dalian Military Medical College. Mr. Ning graduated from the Nanchang Institute of Aerospace Technology with a Bachelor of Science degree in Aero-mechanics.

Hugo Shong has served as our director since May 2004. Mr. Shong has been a senior vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.

CHINA FINANCE ONLINE CO. LIMITED

Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management Pte Ltd, a management company for a venture capital fund, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd., both of which are affiliates of Vertex Technology Fund (III) Ltd. Mr. Lee is a director of Creative Technology Ltd and United Test and Assembly Centre Ltd, and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.

Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co., Ltd., a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.

Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman, chief executive officer and president of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.

Sam Qian has served as our President since February 2005 and has served as our Chief Financial Officer since April 2004. Mr. Qian was a vice president of Sohu.com Inc., a Chinese Internet portal, from March 2000 to March 2004. From July 1996 to February 2000, Mr. Qian was an associate director in the risk finance group of Barclays Capital, a financial services corporation. Mr. Qian graduated with a Bachelor of Arts degree in Physics from the University of Science and Technology of China, and holds a Ph. D. degree in Astrophysics from Columbia University. He was a Bakhmeteff fellow in fluid dynamics at Columbia University.

Bo Wu has served as our Vice President and Chief Operating Officer since May 2004. Mr. Wu was a senior manager at Yum! Restaurants, a franchisor of quick-service restaurants, in Shanghai, from July 2003 to May 2004. Mr. Wu was the general manager of Beijing Origus Food and Beverage Company, a chain restaurant operator in the PRC, from May 2002 to June 2003. Mr. Wu was a director of global corporate development with Dun & Bradstreet Corporation, a business information and commercial credit ratings provider, from October 1999 to January 2002. He was an associate analyst with Moody’s Investor Services, a credit rating services corporation, from August 1998 to January 2002. Mr. Wu has a Bachelor of Science degree in Material Science from the University of Science and Technology in Hefei, China, a Master of Science degree in Chemistry and a Master of Business Administration degree from Rutgers University.

B. Compensation of directors and executive officers.

In 2004, we granted our non-executive directors, in the aggregate, options representing the right to purchase 400,000 ordinary shares. Other than the foregoing option grants, we did not pay any other compensation to our non-executive directors in 2004.

In 2004, we paid aggregate cash compensation of approximately $126,870 to our directors and executive officers as a group. In 2004, we granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 5,688,488 ordinary shares, and we granted additional options to purchase an aggregate of 4,353,000 ordinary shares in February 2005. Unvested options to purchase 25,000 ordinary shares were returned to the pool of our ungranted options upon resignation of two employees holding such options in December 2004. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence, intentional

CHINA FINANCE ONLINE CO. LIMITED

malfeasance, bad faith act, or other transactions from which the director may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Directors’ and officers’ liability insurance

We have purchased directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2006.

Employee’s stock option plan

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 10.8% of our issued share capital.

We have issued options under the Plan to purchase a total of 10,016,488 ordinary shares to selected directors, officers, employees and individual consultants and advisors. The exercise price for the 5,368,488 stock options granted in January 2004 under the Plan is $0.16 per share, the exercise price for the 320,000 options granted in June 2004 is $1.04 per share and the exercise price for the 4,353,000 options granted in February 2005 is $1.31 per share. Unvested options to purchase 25,000 ordinary shares were returned to the pool of our ungranted options upon resignation of the employees holding such options in December 2004. With the exception of the options granted to our directors and our management, which vest over a period of one to four years, our options granted to employees generally vest over a period of three to five years. Together with options we granted under option agreements that were independent of the Plan, we have a total number of 10,194,988 options that are currently vested and exercisable for ordinary shares.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Plan will terminate in January 2014.

The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	Exercise of options	ordinary share	Date of grant	Date of expiration
Jun Ning	1,295,000	$0.16	January 5, 2004	March 5, 2009
	430,000	$1.314	February 18, 2005	February 18, 2015
Bo Wu	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Hugo Shong	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Kheng Nam Lee	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Fansheng Guo	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Ling Wang	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009

CHINA FINANCE ONLINE CO. LIMITED

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	Exercise of options	ordinary share	Date of grant	Date of expiration
	*	$1.314	February 18, 2005	February 18, 2015
Sam Qian	*	$1.314	February 18, 2005	February 18, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

C. Board practices.

In 2004, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission (SEC).

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Ling Wang and Fansheng Guo. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations; reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

CHINA FINANCE ONLINE CO. LIMITED

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation committee. Our current compensation committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee is responsible for:

•	determining and recommending the compensation of our Chief Executive Officer;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations committee. Our current nominations committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

Corporate governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association.

Duties of directors

Under Hong Kong law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable person with that director’s qualifications and experience would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

CHINA FINANCE ONLINE CO. LIMITED

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and recommending proposals for the increase or decrease in our share capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for consolidation, division or dissolution;

•	proposing amendments to our articles of association; and

•	exercising any other powers conferred at shareholders’ meetings or under our memorandum and articles of association.

Terms of directors and executive officers

We have a staggered board, which means our directors, excluding our Chief Executive Officer, are divided into two classes, with half of our board, excluding our Chief Executive Officer, standing for election every two years. Our Chief Executive Officer will at all times be a director, and will not retire as a director, so long as he remains as the Chief Executive Officer. Accordingly, our directors, excluding our Chief Executive Officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors.

D. Employees.

As of March 31, 2005 we had 94 full-time employees. We currently anticipate hiring an additional 10 employees over the next year, most of whom will be located in Beijing. Of our current employees, 3 are executive officers, 10 are administrative, 48 form our sales, marketing and customer support staff, 14 form our editorial department, and 19 are dedicated to our technology department.

None of our employees are represented by a labor union. We believe we maintain a good working relationship with our employees.

E. Share ownership.

As of April 14, 2005, 99,329,933 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 6,320,000 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership

CHINA FINANCE ONLINE CO. LIMITED

is based on 99,329,933 ordinary shares outstanding.

Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	20.7%
IDG Technology Venture Investments, LP (2)	6,723,115	6.8%
Vertex Technology Fund (III) Ltd. (3)	14,481,319	14.6%
Tongma Network Co. Ltd. (4)	15,902,491	16.0%
Trafelet & Company, LLC (5)	6,967,000	7.01%
Directors and executive officers
Jun Ning(6)	6,509,600	6.6%
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Sam Qian	*	*
Wu Bo	*	*
All current directors and executive officers as a group (7 persons)	7,589,600	7.6%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc.. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 14,481,319 ordinary shares held by Vertex Technology Fund (III) Ltd.. Vertex Technology Fund (III) Ltd is 100% owned by Vertex Venture Holdings Ltd. Vertex Venture Holdings Ltd is 100% owned by Ellensburg Holding Pte Ltd; and Ellensburg Holding Pte Ltd is 100% owned by Singapore Technologies Pte Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and as such, exercises voting and dispositive power over our shares held by Vertex Technology Fund (III) Ltd. The president of Vertex Management (II) Pte Ltd is Mui Hong Tan. Ms. Tan disclaims beneficial ownership of our shares held by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd. is 77 Science Park Drive, #02-15 Cintech III, Singapore Science Park, Singapore 118256.

(4)	Includes (i) 8,951,458 ordinary shares held by Cast Technology, Inc.; and (ii) 6,951,033 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are wholly-owned subsidiaries of Tongma Network Co. Ltd. Jianping Lu and Ling Zhang hold 45% and 55%, respectively of Tongma Network Co. Ltd. The address of Tongma Network Co. Ltd. is 47 Yongan Road, Changping District Technology Park, Beijing 102200, China.

(5)	Includes 6,967,000 ordinary shares held by Trafelet & Company, LLC as filed by it on Schedule 13G with the SEC on February 17, 2005.

CHINA FINANCE ONLINE CO. LIMITED

(6)	Includes 1,295,000 ordinary shares issuable upon exercise of options currently exercisable or vesting within 60 days of the date of this annual report and 5,214,600 ordinary shares owned by Mastery Corporate Limited. Jun Ning controls Mastery Corporate Limited.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company. Other than shares held by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, each of which is a United States corporation or limited partnership, in each case as set forth in the table above, and shares held by our President and Chief Financial Officer Sam Qian, who is a U.S. citizen, none of our outstanding ordinary shares or preference shares is held in the United States, nor do we have any record holders of our voting securities in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership”

B. Related party transactions.

CFO Beijing/Fuhua arrangements

In order to comply with PRC regulations, we operate our online business in China through Fuhua, a company wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and Chief Executive Officer, who are both PRC citizens. We have entered into a series of contractual arrangements with Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of services and certain shareholder rights and corporate governance matters.

Each of our contractual arrangements with Fuhua and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. The following is a summary of the material provisions of these agreements.

Leasing of equipment

Equipment Leasing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing leases to Fuhua equipment necessary for Fuhua’s operation and requested by Fuhua from time to time for a monthly lease payment calculated based on the actual value of the leased equipment. Without CFO Beijing’s written consent, Fuhua may not lease any equipment from any other parties. The term of the lease is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Provision of services

Technical Support Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing provides Fuhua with exclusive technical support services for the maintenance of Fuhua’s servers, networks and other equipment, software and systems. Fuhua pays a quarterly service fee to CFO Beijing which is based on the actual labor cost of CFO Beijing during the relevant period. In addition, Fuhua reimburses CFO Beijing for out of pocket costs CFO Beijing incurs in connection with providing the services under this agreement. The term of this agreement is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

CHINA FINANCE ONLINE CO. LIMITED

Amended and Restated Strategic Consulting Service Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing provides Fuhua with strategic consulting and related services for Fuhua’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services relating to Fuhua’s business, including its online advertising business. The fee for these services will be calculated quarterly based on the actual time of services provided by CFO Beijing. The term of this agreement is 20 years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Domain Name Licensing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing has granted to Fuhua a non-exclusive license to use its domain name www.jrj.com.cn. Without CFO Beijing’s consent, Fuhua cannot transfer, pledge or sublicense its interest in the domain name. CFO Beijing reserves the right to either use the domain name by itself or license the domain name to other parties. Fuhua will not pay a separate licensing fee to CFO Beijing for such license but will bear CFO Beijing’s costs relating to registration and maintenance of the domain name. The term of the license equals the term of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua. Before the terms expires, CFO Beijing may unilaterally terminate the license by delivering a written notice to Fuhua.

Domain Name Licensing Agreement, dated March 20, 2005, among CFO Beijing, Fuhua and us.

We have granted to Fuhua a non-exclusive license to use our domain name www.jrj.com. Without our consent, Fuhua cannot sublicense the domain name to any third party. We reserve the right to use the domain name by ourselves, but are not permitted to transfer or license the domain name. In consideration of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua, Fuhua will not pay a separate licensing fee to us for such license but will bear our costs relating to registration and maintenance of the domain name. CFO Beijing will act as the administrator for the domain name licensed to Fuhua. The term of the license equals the term of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua.

Loans to Jun Ning and Wu Chen

We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in Fuhua as Fuhua’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interests in Fuhua held by Jun Ning and Wu Chen, the actual value of Fuhua were to have increased at an average annual rate greater than 60%. Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect Fuhua to continue to provide advertising related services once CFO Beijing is permitted under PRC law to engage in these advertising related services directly, which may be as soon as 2006 according to recent PRC government announcements related to China’s World Trade Organization compliance schedule. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.

In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.

CHINA FINANCE ONLINE CO. LIMITED

Loans to CFO Beijing and Fortune Software

In March 2005, we received approval from PRC government authorities to make additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively. In April 2005, we received further approval from PRC government authorities to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. We are making these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. Funding for these additional capital contributions and shareholder loans will come from net proceeds of our initial public offering in October 2004. We intend to use these additional capital to fund the operations of CFO Beijing and Fortune Software.

Shareholder rights and corporate governance

Transfer of ownership when permitted by law

Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and Fuhua on May 27, 2004, Jun Ning and Wu Chen jointly granted us an exclusive option to purchase all of their equity interest in Fuhua, and Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, or (2) to the extent permitted by law, with respect to Jun Ning’s or Wu Chen’s individual interest, as the case may be, when Jun Ning ceases to be a director or employee of Fuhua, Wu Chen ceases to be affiliated with IDG Technology Venture Investment, Inc. or IDG Technology Venture Investments, LP or neither entity continues to be our shareholder, or either Jun Ning or Wu Chen desires to transfer his equity interest in Fuhua to a third party. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.

The exercise price of the option will equal the total principal amount of the loans lent by us to Jun Ning and Wu Chen under the loan agreements dated May 27, 2004 between us and Jun Ning and Wu Chen, respectively, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Jun Ning and Wu Chen. We may choose to pay the purchase price payable to Jun Ning and Wu Chen by canceling our loans to Jun Ning and Wu Chen.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of Fuhua’s shares or assets, Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Jun Ning and Wu Chen may not cause Fuhua to amend its articles of association to the extent such amendment may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

Voting arrangement

Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior managers of Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us.

CHINA FINANCE ONLINE CO. LIMITED

Share Pledge Agreement

Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua. Under this agreement, Jun Ning and Wu Chen have agreed not to transfer, assign, pledge or in any other manner dispose of their interests in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in Fuhua to us or the third party assignee designated by us according to the purchase option agreement.

Financing support

Pursuant to the purchase option agreement, we have agreed to provide or designate one of our affiliates to provide financing to Fuhua in a way permitted by relevant laws in case Fuhua needs such financing. If Fuhua is unable to repay the financing due to its losses, we agree to waive or cause other relevant parties to waive all recourse against Fuhua with respect to the financing.

Indemnifications

Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Jun Ning and Wu Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.

Other related party transactions

Shareholders Agreement

Our investors under the shareholders agreement are IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. Investors to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1 million and we are entitled to use Form F-3 (or a comparable form) for such offering.

Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than two such registration in any twelve month period. Holders of registrable securities are also entitled to ''piggyback’’ registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable to IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd., who are holders of our preference shares, including (1) ordinary shares issued upon conversion of our preferred shares, (2) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to ''piggyback’’ registration rights may not be reduced to less than 10% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting. We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3 and piggyback registrations. The foregoing demand, Form F-3 and piggyback registration rights will terminate, with respect to any holder of registrable securities, on the earliest of:

•	the fifth anniversary of the consummation of our initial public offering;

CHINA FINANCE ONLINE CO. LIMITED

•	upon such holder holding less than 1% of our outstanding ordinary shares after our initial public offering; and

•	upon such holder becoming eligible to sell all of such holder’s registrable securities pursuant to Rule 144 under the Securities Act within any three-month period without volume limitations, under Rule 144(k), or under any comparable securities law of a jurisdiction other than the United States for sale of registrable securities in such jurisdiction.

C. Interests of experts and counsel.

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are party to pending legal actions that we believe are incidental to the operation of our business. We believe that the outcome of these pending, incidental legal proceedings will not have a material adverse effect on our financial condition or results of operations.

On May 19, 2004, four former employees of CFO Beijing filed claims with the Labor Arbitration Committee of Xi Cheng District in Beijing, against CFO Beijing alleging that we owed them unpaid overtime incurred while they were employed by CFO Beijing. The claims were dismissed on July 28, 2004 for lack of evidence. All four claimants then filed lawsuits against us in the Beijing Xicheng District People’s Court to recover the alleged unpaid overtime. These claims were dismissed on December 28, 2004 for lack of evidence. We cannot assure you that the plaintiffs filing the lawsuits against us will not bring other claims against us in other forums. We believe these claims will not result in any material liability for us.

Dividend Policy

We declared a dividend of $500,000 in the first quarter of 2004 in respect of the financial year ended December 31, 2003. This dividend was payable pro rata to our registered shareholders as of December 31, 2003, of which $450,000 was paid in the first quarter of 2004 and the balance was paid in July 2004. In May 2004, we repaid $60,000 to the shareholders of Fuhua for funds advanced by the shareholders of Fuhua, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as our board of directors may deem relevant. In addition, we can pay dividends only out of our profit or other distributable reserves. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. Any dividend will be distributed by the depositary, in the form of cash or additional ADSs, to the holders of our ADSs. Cash dividends on our ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

B. Significant changes since December 31, 2004.

We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. Our subscription service is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant decline. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 44.3% and 55.8%,

CHINA FINANCE ONLINE CO. LIMITED

respectively, from January 2, 2001 to March 31, 2005. During the same period, total daily trading volume of the Shanghai Stock Exchange and the Shenzhen Stock Exchange decreased by 44.0% and 61.3%, respectively, reflecting a declining level of interest among China’s investors during that period. We issued an earnings warning in February 2005, in which we reiterated the correlation of our business operations and financial conditions with the performance of China’s securities markets, and warned that, unless there is a fundamental turn-around in China’s securities market in the near future, we expect that our revenue and profitability in the first quarter of 2005 and in the entire fiscal year 2005 will be adversely affected. On April 25, 2005, the Shanghai Stock Exchange Index reached its lowest level since May 1999, and its average daily trading volume in January 2005 was only approximately 28% of the average daily trading volume during the same period a year ago. If China’s securities markets continue to weaken, and if investors’ interest in China’s securities markets continues to decline, our business could be significantly and adversely affected.

In March 2005, our board of directors approved a stock repurchase program pursuant to which we expect to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. Under the terms of the approved stock repurchase program, we will repurchase our ADSs through open market purchases on Nasdaq on terms deemed appropriate by us in compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

American depositary shares, or ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq National Market since October 15, 2004. Our ADSs trade under the symbol “JRJC.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the forth quarter in 2004 and (2) each of the months since our initial public offering.

	Sales Price
	High	Low
Quarterly highs and lows
Fourth Quarter 2004 (from October 15, 2004)	$15.99	$8.30
Monthly highs and lows
October 2004 (from October 15, 2004)	$15.99	$8.31
November 2004	$13.25	$8.30
December 2004	$14.35	$10.00
January 2005	$11.14	$8.13
February 2005	$10.43	$6.11
March 2005	$7.45	$5.80

B. Plan of distribution.

Not applicable

C. Markets.

See Item 9.A. above.

D. Selling shareholders.

Not applicable

CHINA FINANCE ONLINE CO. LIMITED

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-119166) filed with the Commission on October 14, 2004. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on October 14, 2004.

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and

CHINA FINANCE ONLINE CO. LIMITED

renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation.

Hong Kong taxation

Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the current year of assessment 2005/2006, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the U.S.

Estate duty. Estate duties are imposed upon the value of properties situated or deemed to be situated in Hong Kong that pass to a person’s estate upon his or her death. Our ordinary shares are Hong Kong property under Hong Kong law, and accordingly may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs, notwithstanding that the ADRs representing such ADSs may be situated outside Hong Kong at the date of such death. Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%, which rate and threshold has been adjusted on a fairly regular basis in the past. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. The Hong Kong Financial Secretary proposed in his 2005/2006 Budget to abolish estate duty, but the necessary legislative changes have not yet been made as at the date of this document.

Stamp duty. Hong Kong stamp duty is generally payable on the transfer of shares in companies incorporated in Hong Kong. The stamp duty is payable both by the purchaser on every purchase and by the seller on every sale of such shares at the ad valorem rate of HK$1.00 per HK$1,000 or part thereof, on the higher of the consideration for or the value of the shares transferred. In addition, a fixed duty, currently of HK$5, is payable on an instrument of transfer of such shares. Where one party to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer of such shares (if any), and the purchaser will be liable for payment of such stamp duty. A withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also require payment of Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless such withdrawal or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not require payment of stamp duty. In addition, no Hong Kong stamp duty is payable upon the transfer of ADSs effected outside Hong Kong.

United States federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

CHINA FINANCE ONLINE CO. LIMITED

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADSs, you are treated as the owner of the underlying ordinary shares represented by such ADSs.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders.”

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

CHINA FINANCE ONLINE CO. LIMITED

U.S. Holders

Dividends on ADSs

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on the Nasdaq National Market and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source passive income for U.S. foreign tax credit limitation purposes.

Sales and other dispositions of ADSs

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we were a Passive Foreign Investment Company or “PFIC” in any taxable year in which you hold our ADSs, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or held for the production of passive income and (2) the average value of our gross assets is calculated based on our market capitalization.

We have determined that we were not a PFIC for the taxable year 2004. However, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest bearing bank accounts, which we book as cash and cash equivalents, but the value of our ADSs have declined to $6.88 per ADS on April 22 from our initial public offering price of $13.00 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be

CHINA FINANCE ONLINE CO. LIMITED

a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering last year that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.

If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs. Distributions in respect of your ADSs during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs” section above.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs. However, we do not intend to generate, or share with you, information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs.

If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq National Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. Separately, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs.

Non-U.S. Holders

If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United

CHINA FINANCE ONLINE CO. LIMITED

States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your ADSs, including dividends and the gain from the disposition of ADSs, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

HOLDERS OF OUR ADSS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have previously filed with the Commission our registration statement on Form F-1, as amended, and our prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

CHINA FINANCE ONLINE CO. LIMITED

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiaries information.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Item 5, “Operating and Financial Review and Prospects; Quantitative and qualitative disclosures about market risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-119166), or Registration Statement, for our initial public offering and sale of 6,200,000 American Depositary Shares, each representing five of our ordinary shares, for an aggregate offering price of US$80.6 million. Our Registration Statement was declared effective by the Commission on October 14, 2005 and we began offering and selling American Depositary Shares, on October 15, 2004. In the offering we sold 5,000,000 ADSs and the participating selling shareholders sold 1,200,000 ADSs.

We received net proceeds of approximately US$58.5 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering). We did not receive any of the proceeds from sales by the selling shareholders. JPMorgan Securities Inc; Jefferies Broadview, a division of Jefferies & Company, Inc; and WR Hambrecht + Co, LLC were the underwriters for our initial public offering.

In March 2005, we received approval from PRC government authorities to make additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively. In April 2005, we received further approval from PRC government authorities to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. We are making these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. We intend to fund these additional capital contributions and shareholder loans from the net proceeds of our initial public offering. We intend to use the additional capital to fund the operations of CFO Beijing and Fortune Software.

In March 2005, our board of directors approved a stock repurchase program pursuant to which we expect to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. Under the terms of the approved stock repurchase program, we will repurchase our ADSs through open market purchases on Nasdaq on terms deemed appropriate by us in compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital.

CHINA FINANCE ONLINE CO. LIMITED

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of Jun Ning, our chief executive officer, and Sam Qian, our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

There have not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

Our board of directors has concluded that Mr. Kheng Nam Lee, a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.

Mr. Kheng Nam Lee will not be deemed an “expert” for any purpose, including, without limitation, for purposes of section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B. CODE OF ETHICS.

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at www.chinafinanceonline.com/investor/governance.asp.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2003		2004
Audit fees(1)	US$	18,100	US$	347,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

CHINA FINANCE ONLINE CO. LIMITED

ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2005, our board of directors approved a stock repurchase program pursuant to which we expect to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. Under the terms of the approved stock repurchase program, we will repurchase our ADSs through open market purchases on Nasdaq on terms deemed appropriate by us in compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. The timing and amount of repurchase transactions under this program will depend on market conditions as well as other corporate and regulatory considerations, and will also be subject to Rule 10b-18 requirements. The purchases will be funded from available working capital. As of the date of this report, no purchases have been made by us or any affiliated purchaser, or on our or any affiliated purchaser’s behalf, of shares or other units of any class of our equity securities that is registered pursuant to section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENT

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for China Finance Online Co., Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to exhibits

Exhibit
Number	Description
1.1
Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1
Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2
Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004.

4.1
Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.2 †
Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.3
Purchase Option and Cooperation Agreement among China Finance Online Co. Limited, Jun Ning, Wu Chen and Fuhua Innovation Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.4
Share Pledge Agreement among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5
Proxy from Jun Ning to Linhai Ma dated May 27, 2004 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

CHINA FINANCE ONLINE CO. LIMITED

Exhibit
Number		Description
4.6
Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7
Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.8
Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.9
Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10
Domain Name Licensing Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11	*	Domain Name Licensing Agreement among China Finance Online (Beijing) Co., Ltd., Fuhua Innovative Technology Development Co., Ltd. and China Finance Online Co. Limited dated March 20, 2005.
4.12
Loan Agreement between China Finance Online Co. Limited and Jun Ning dated May 27, 2004 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.13
Loan Agreement between China Finance Online Co. Limited and Wu Chen dated May 27, 2004 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.14	†
Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated April 10, 2002 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 13, 2004)

4.15	†
Information Service Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Securities Information Co., Ltd. dated July 20, 2004 (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 13, 2004)

4.16	†
Exclusive Information Business License Contract between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated March 1, 2004 (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 13, 2004)

4.17	†
Securities Information Database Service Contract (China Finance Online (Beijing) Co., Ltd. and Shanghai Wind Information Co., Ltd.) (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 13, 2004)

4.18	*
Securities Information Database Service Contract between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated December 9, 2004, and as amended on January 31, 2005.

4.19
Lease Agreement between Ping’an Real Estate Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. dated June 30, 2003 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004).

4.20	*	Lease Agreement between Fortune Software (Beijing) Co., Ltd. and Li Jihong dated March 22, 2005.
4.21
Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.22
Form of labor contract of China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.23
Amended and Restated Labor Contract of Jun Ning dated September 30, 2004 (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

4.24
Labor Contract of Sam Qian dated March 31, 2004 (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.25
Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Jun Ning dated December 31, 1999 (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

CHINA FINANCE ONLINE CO. LIMITED

Exhibit
Number	Description
4.26
Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Sam Qian dated March 31, 2004 (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.27
Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

4.28
Labor Contract of Bo Wu dated May 17, 2004 and Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Bo Wu dated May 17, 2004 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

8.1
List of subsidiaries (incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

10.1
Consents of Deloitte Touche Tohmatsu CPA Ltd (incorporated by reference to Exhibit 23.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004, October 4, 2004 and October 13, 2004)

10.2
Consent of Jincheng and Tongda Law Firm (included in Exhibit 5.2) (incorporated by reference to Exhibit 23.2 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

10.3
Consent of Taylor Nelson Sofres (incorporated by reference to Exhibit 23.8 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to this Form 20-F

†	Confidential treatment granted with respect to redacted portions

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2005	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jun Ning
	Name:	Jun Ning
	Title:	Chief Executive Officer

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2002, 2003 and 2004, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
February 28, 2005

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$5,805,670	$70,596,197
Accounts receivable	—	33,921
Income tax recoverable	283,284	14,573
Prepaid expenses and other current assets	92,430	331,943
Deferred tax assets	—	386,325

Total current assets	6,181,384	71,362,959
Property and equipment, net	350,816	417,002
Rental deposits	23,575	30,736
Goodwill, net	50,534	50,534

Total assets	$6,606,309	$71,861,231

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	$1,278,103	$3,487,258
Accrued expenses and other current liabilities	94,368	285,696
Dividend payable	502,552	—

Total current liabilities	$1,875,023	$3,772,954

Commitments (Note 12)
Shareholders’ equity
Convertible preference shares ($0.00013 par value, 65,000,000 shares authorized)
Series A convertible preference shares (30,643,000 shares issued and outstanding in 2003 and nil in 2004) (liquidation value $3,954 in 2003 and nil in 2004)	3,954	—
Series B convertible preference shares (20,833,333 shares issued and outstanding in 2003 and nil in 2004) (liquidation value $5,000,000 in 2003 and nil in 2004)	2,688	—
Ordinary shares ($0.00013 par value; 36,000,000 shares authorized; shares issued and outstanding 22,123,600 in 2003 and 99,329,933 in 2004)	2,852	12,814
Additional paid-in capital	5,093,384	64,175,132
Deferred stock compensation	—	(325,221)
Accumulated other comprehensive income (loss)	186	(11)
(Accumulated deficit) retained earnings	(371,778)	4,225,563

Total shareholders’ equity	4,731,286	68,088,277

Total liabilities and shareholders’ equity	$6,606,309	$71,861,231

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Year ended December 31,
	2002	2003	2004
Gross revenues	$1,098,051	$2,354,225	$6,064,363
Business tax	(48,397)	(83,448)	(47,914)

Net revenues	1,049,654	2,270,777	6,016,449

Cost of revenues	253,829	297,719	393,016

Gross profit	795,825	1,973,058	5,623,433

Operating expenses:
General and administrative	253,459	303,959	441,260
Product development	156,557	148,871	172,077
Sales and marketing	274,961	283,964	799,981
Stock-based compensation	—	96,311	289,334

Total operating expenses	684,977	833,105	1,702,652

Income from operations	110,848	1,139,953	3,920,781
Interest income	95,208	51,220	293,862
Other expense	(3,553)	(1,243)	(1,579)

Income before income tax benefit	202,503	1,189,930	4,213,064
Income tax benefit	—	—	384,277

Net income	202,503	1,189,930	4,597,341

Dividends on preference shares	—	(351,489)	—

Income attributable to ordinary shareholders	$202,503	$838,441	$4,597,341

Income per share-basic	$0.01	$0.04	$0.12

Income per share-diluted	$0.00	$0.01	$0.05

Shares used in calculating basic net income per share	17,784,900	20,124,153	38,912,491

Shares used in calculating diluted net income per share	70,933,333	72,562,516	90,092,668

*Stock based compensation related to:
Cost of revenue	$—	$—	$825
General and administrative	—	96,311	286,089
Product development	—	—	920
Sales and marketing	—	—	1,500

	$—	$96,311	$289,334

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars, except share data)

									Accumulated	Retained
	Series A convertible		Series B convertible				Additional		other	earnings	Total
	preference shares		preference shares		Ordinary shares		paid-in	Deferred stock	comprehensive	(accumulated	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	compensation	income (loss)	deficit)	equity	income
Balance as of January 1, 2002	32,315,100	$4,170	20,833,333	$2,688	17,784,900	$2,295	$4,997,073	$—	$179	$(1,261,659)	$3,744,746	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(321)	—	(321)	(321)
Net income	—	—	—	—	—	—	—	—	—	202,503	202,503	202,503

Balance as of December 31, 2002	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	—	(142)	(1,059,156)	3,946,928	$202,182

Issuance of ordinary shares to an employee	—	—	—	—	2,666,600	341	96,311	—	—	—	96,652	—
Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	328	—	328	328
Net income	—	—	—	—	—	—	—	—	—	1,189,930	1,189,930	1,189,930
Dividends on preference shares	—	—	—	—	—	—	—	—	—	(351,489)	(351,489)	—
Dividends on ordinary shares	—	—	—	—	—	—	—	—	—	(151,063)	(151,063)	—

Balance as of December 31, 2003	30,643,000	3,954	20,833,333	2,688	22,123,600	2,852	5,093,384	—	186	(371,778)	4,731,286	$1,190,258

Issuance of ordinary shares to an employee	—	—	—	—	730,000	94	—	—	—	—	94	—
Stock options issued to non-employees	—	—	—	—	—	—	72,764	—	—	—	72,764	—
Deferred stock-based compensation	—	—	—	—	—	—	541,791	(541,791)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	216,570	—	—	216,570	—
Issuance of ordinary shares upon the initial public offering (net of offering costs of $6,469,282)	—	—	—	—	25,000,000	3,226	58,527,492	—	—	—	58,530,718	—
Conversion of preference shares to ordinary shares upon initial public offering	(30,643,000)	(3,954)	(20,833,333)	(2,688)	51,476,333	6,642	—	—	—	—	—	—
Distribution to the shareholders of Fuhua	—	—	—	—	—	—	(60,299)	—	—	—	(60,299)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(197)	—	(197)	(197)
Net income	—	—	—	—	—	—	—	—	—	4,597,341	4,597,341	4,597,341

Balances as of December 31, 2004	—	$—	—	$—	99,329,933	$12,814	$64,175,132	$(325,221)	$(11)	$4,225,563	$68,088,277	$4,597,144

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2002	2003	2004
Operating activities:
Income attributable to ordinary shareholders	$202,503	$838,441	$4,597,341
Dividends on preference shares	—	351,489	—

Net income	202,503	1,189,930	4,597,341
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	—	96,311	289,334
Depreciation	81,894	105,478	133,208
Loss on disposal of property and equipment	16,701	1,339	463
Changes in assets and liabilities:
Accounts receivable	—	—	(33,921)
Income tax recoverable	—	(283,284)	268,711
Prepaid expenses and other current assets	32,526	3,768	(239,513)
Rental deposits	(4,003)	1,491	(7,161)
Deferred tax assets	—	—	(386,325)
Deferred revenue	748,632	343,778	2,209,155
Accrued expenses and other current liabilities	(16,027)	46,952	191,328

Net cash provided by operating activities	1,062,226	1,505,763	7,022,620

Investing activities:
Purchase of property and equipment	(97,692)	(151,522)	(199,857)

Financing activities:
Proceeds from initial public offering, net of offering costs of $6,469,282	—	—	58,530,718
Issuance of ordinary shares to an employee	—	—	94
Dividend paid	—	—	(502,552)
Distribution to the shareholders of Fuhua	—	—	(60,299)
Proceeds from stock based compensation	—	341	—

Net cash provided by financing activities	—	341	57,967,961

Effect of exchange rate changes	(321)	328	(197)

Net increase in cash and cash equivalents	964,213	1,354,910	64,790,527
Cash and cash equivalents, beginning of year	3,486,547	4,450,760	5,805,670

Cash and cash equivalents, end of year	$4,450,760	$5,805,670	$70,596,197

Supplemental disclosure of cash flow information
Income taxes paid	$—	$283,284	$16,621

Interest paid	$—	$—	$—

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and/or Series B convertible preference shares into ordinary shares	$—	$216	$6,642

Deferred stock compensation	$—	$—	$325,221

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (the “Company”) was incorporated in Hong Kong on November 2, 1998. The Company and its subsidiaries including its variable interest entity are principally engaged in the sale of online financial services analyzing financial and listed company information in China. The services are provided through downloadable proprietary software research tools on their website www.jrj.com.

Details of the Company’s subsidiary and variable interest entity are as follows:

	Place of	Date of	Ownership
Company name	incorporation	incorporation	interest
China Finance Online (Beijing) Co., Ltd. (formerly known as Fortune Software (Beijing) Ltd.) (“CFO Beijing”)	Beijing, China	July 9, 1998	100%
Fortune Software (Beijing) Co., Ltd.	Beijing, China	December 7, 2004	100%
Beijing Fuhua Innovation Technology
Investment Co., Ltd. (“Fuhua”)*	Beijing, China	December 13, 2000	100%

*	Represents a variable interest entity

PRC regulations prohibit direct foreign ownership of business entities providing internet content services or ICP services in the PRC which included the Company’s business of providing financial information and data to Internet users as certain licenses are required for the provision of such services. The Company and CFO Beijing are foreign or foreign invested enterprises under PRC law and accordingly are ineligible for a license to operate ICP services. In order to comply with these regulations, in December 2000, the Company established Beijing Fuhua Innovation Technology Investment Co., Ltd. (“Fuhua”), a variable interest entity, through two designated shareholders who are PRC citizens and legally owned Fuhua. There was a trust and pledge agreement between the shareholders of Fuhua and the Company which provides that the shareholders of Fuhua hold the equity interests of Fuhua in trust for the Company and that all benefits, rights, and power arising from the equity interests in Fuhua accrue to the Company. In addition, the corporate management and business operation of Fuhua is to be conducted by the Company. Upon the establishment of Fuhua, Mr. Chen Wu, an employee of an entity affiliated with the majority shareholder of the Company and Mr. Wang Xinzheng, one of the founding employees and existing employee and shareholder of the Company were designated as the shareholders of Fuhua and held 55% and 45%, respectively, of Fuhua equity interests on behalf of the Company. On January 21, 2003, Mr. Ning Jun, Chief Executive Officer of the Company, replaced Mr. Wang Xinzheng as the 45% registered shareholder of Fuhua as Mr. Wang Xinzheng was no longer an employee of the Company.

In May 2004, the Company replaced the trust and pledge agreement with the shareholders of Fuhua and entered into a series of contractual arrangements with Fuhua and its shareholders. Pursuant to these agreements, Fuhua has the exclusive right to use certain domain names of the CFO Beijing, Fuhua leases a substantial majority of its operating assets from CFO Beijing and CFO Beijing is the exclusive provider of technical support and other services to Fuhua. In return, Fuhua is required to pay licensing and service fees for the use of the domain name, operating leases and technical support and other services received.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

In May 2004, the Company made a loan to each of the shareholders of Fuhua to capitalize Fuhua. Principal terms of the loan agreement and affiliated agreements provide that the loans can only be repaid by transferring all of their interests in Fuhua to the Company or to a third party designated by the Company.

In addition, the Company has entered into an option agreement with Fuhua and its shareholders that provide the Company with the substantial ability to control Fuhua. Pursuant to these contractual agreements:

•	The shareholders of Fuhua have granted the Company or someone designated by the Company an irrevocable proxy to exercise all their rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior management of Fuhua;

•	Fuhua will not enter into any transactions that may materially affect its assets, liabilities, equity or operations without prior written consent;

•	Fuhua cannot distribute any dividends;

•	The Company can purchase the entire equity interest in, or all of the assets of Fuhua when and if such purchase is permitted by PRC law or the current shareholders of Fuhua cease to be directors or employees of Fuhua;

•	The shareholders of Fuhua have pledged their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under all of the contractual agreements between CFO Beijing and Fuhua; and

•	The shareholders of Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in Fuhua without prior written consent of CFO Beijing.

Each of the contractual agreements with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body appointed by the Company’s Board of Directors.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003, the FASB issued FIN 46 (revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 (revised) and has consolidated Fuhua as its variable interest entity from its inception.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The Company is the primary beneficiary of the Fuhua because the Company holds all of the variable interests in Fuhua through related parties. The only variable interests in Fuhua not directly held by the Company are the shares held by the registered shareholders Mr. Chen Wu (55%) and Mr. Ning Jun (45%). Each of these individuals is a related party as described in FIN 46 (revised) either because they are management or acting as a defacto agent of the Company. The defacto relationship is established through the contractual relationships described above under which the individuals assign all their rights as shareholders of Fuhua to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary, CFO Beijing, and a variable interest entity, Fuhua. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, valuation allowance for deferred tax assets and goodwill impairment valuation.

Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; stock market performance and public interest in the Chinese stock market; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure	5 years
Computer equipment	5 years
Furniture, fixtures and equipment	5 years

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No.142, “Goodwill and Other Intangible Assets,” which establishes new standards for goodwill acquired in a business combination and other intangible assets, eliminates amortization of existing goodwill and other indefinite life intangible assets, and requires annual evaluation of goodwill and other indefinite life intangible assets for impairment or more frequently if events or charges in circumstances indicate that it may be impaired.

Revenue recognition

The Company generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary software research tools. The Company recognizes revenue under the provisions of Statement of Position No 97-2 (“SOP 97-2”) entitled “Software Revenue Recognition” (as amended by SOP 98-9). Accordingly, the Company recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Company will activate the subscribers account and provide the subscriber the access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. Since the Company does not have sufficient vendor specific objective evidence to allocate the revenue to the various elements of the arrangement, the Company recognizes revenue ratably over the life of the arrangement.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloaded software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2002, 2003 and 2004, the Company recognized $nil, $40,260 and $613,050, respectively in value added tax refunds.

The Company provides short messaging services (“SMS”) which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Company records the net amount of revenues received from the intermediary company after deducting service and network fees. The Company evaluates the criteria outlined in EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. Currently, the Company records the net amount billed to its customers since the Company is the agent in these transactions primarily working through an intermediary of the mobile phone service provider, has little latitude in establishing prices, and is not involved in the determination of the service specifications.

The Company generally derives its advertising fees from advertising sales on their Website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

Foreign currency translation

The functional currency of the Company’s subsidiary is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar as its functional and reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income (loss) in the shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $2,826,338 at December 31, 2003 and $10,200,804 at December 31, 2004 which were denominated in RMB.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency risk — continued

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of the RMB against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollar. The PRC subsidiaries’ products and services are primarily sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB, and will have to be converted by the Company to pay dividends to the Company in Hong Kong or United States dollar, Should the RMB devalue against the Hong Kong or United States dollar, such devaluation could have a material adverse effect on the Company’s profits and the foreign currency equivalent of such profits repatriated by the PRC subsidiaries to the Company.

Product development expenses

These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of cash and cash equivalents, approximate their fair values due to their short-term maturities.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income would have been as follows:

	December 31,
	2002	2003	2004
Income attributable to ordinary shareholders as reported:	$202,503	$838,441	$4,597,341
Add: Stock compensation as reported	—	—	33,192
Less: Stock compensation determined using the fair value method	—	—	(256,947)

Pro forma income attributable to ordinary shareholders	$202,503	$838,441	$4,373,586

Basic income per share:
As reported	$0.01	$0.04	$0.12
Pro forma	0.01	0.04	0.11
Diluted income per share:
As reported	$0.00	$0.01	$0.05
Pro forma	0.00	0.01	0.05

The fair value of each option and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,
	2002	2003	2004
Option grants

Average risk-free rate of return	—	—	1.87%
Weighted average expected option life	—	—	2.41 years
Volatility rate	—	—	73.78
Dividend yield	—	—	0%

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Income per share

Basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the first annual reporting period beginning after June 15, 2005. Under SFAS 123(R), the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company has not yet quantified the effect of the future adoption of SFAS 123(R) on a going forward basis. Prior to the adoption of SFAS 123(R), the Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2003 as allowed by SFAS No. 123.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity and be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards — continued

In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions from the inception of the VIE.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of:

	2003	2004
Staff advances and other receivables	$9,258	$6,803
Advances to suppliers	14,015	109,871
Prepaid expenses	46,860	123,156
Interest receivable	22,297	92,113

	$92,430	$331,943

4.	GOODWILL, NET

Goodwill, net consists of:

	2003	2004
Goodwill	$60,641	$60,641
Less: accumulated amortization	(10,107)	(10,107)

Goodwill, net	$50,534	$50,534

Upon the acquisition of CFO Beijing in 2000 the Company generated goodwill of $60,641.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

4.	GOODWILL, NET — continued

Beginning fiscal 2002, with the adoption of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill was no longer amortized, but instead tested for impairment at least on an annual basis or more frequently if events or changes in circumstances indicate that it may be impaired.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	2003	2004
Technology infrastructure	$439,355	$569,065
Computer equipment	105,030	136,207
Furniture, fixtures and equipment	97,742	132,015

	642,127	837,287
Less: accumulated depreciation	(291,311)	(420,285)

	$350,816	$417,002

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of:

	2003	2004
Accrued expenses	$46,829	$189,726
Value added tax payable	36,007	90,715
Accrued welfare benefits	6,451	4,592
Other taxes payable	5,081	663

	$94,368	$285,696

7.	STOCK OPTIONS

In January 2004, the Company adopted the 2004 stock incentive plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons of the Company. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 5 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

7.	STOCK OPTIONS — continued

Prior to 2004 the Company did not grant stock options to employees, consultants or external service providers.

In January 2004, the Company granted 5,278,488 ordinary shares to directors, officers and employees. The Company recorded deferred compensation of approximately $52,785 in 2004 and compensation expense of $33,192 for the year ended December 31, 2004 related to these grants for the difference between the exercise price and the deemed fair value of the ordinary shares. The fair value of the ordinary shares in January 2004 was determined by a valuation analysis conducted by an independent appraiser.

On June 15, 2004, the Company granted 320,000 ordinary shares to directors at an exercise price of $1.04 which approximated fair value. As a result, no deferred compensation was recorded. The fair value of the ordinary shares in June 2004 was determined based on a contemporaneous sale of preference shares by one of he Company’s shareholders to an unrelated third party at a price of $1.04 per share.

In September 2004, the Company increased the total number of ordinary shares that are available for issuance under the Plan by an additional 5,000,000 shares.

A summary of the stock option activity is follows:

	Ordinary shares
		Weighted
	Number	average
	of options	exercise price
Options outstanding at December 31, 2003	—	—
Granted	12,517,988	$0.183
Cancelled	(25,000)	—

Options outstanding at December 31, 2004	12,492,988

The weighted average per share fair value of options as of the grant date was as follows:

December 31,
2004
Ordinary shares	$0.011

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

7.	STOCK OPTIONS — continued

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number	exercise
	outstanding	life	price	exercisable	price
Ordinary shares:
$0.16	12,172,988	5.17 years	$0.16	8,482,988	$0.16
$1.04	320,000	4.72 years	$1.04	—	$1.04

	12,492,988			8,482,988

In February 2005, the Company granted 4,353,000 options to purchase 4,353,000 ordinary shares to certain directors, officers and employees at an exercise price that equate the trading price of the stock upon the stock option grant.

Options to non-employees

The Company also granted stock options to purchase up to 6,829,500 ordinary shares outside of the stock option plan and 90,000 options to purchase ordinary shares under the plan to consultants and strategic advisors. The Company recorded a compensation expense of approximately $72,764 in 2004 estimated using the Black-Scholes option pricing model as such method provided a more accurate estimate of the fair value of services received by the consultants and strategic advisers.

The following assumptions were used in the option pricing model:

	December 31,
	2002	2003	2004
Options to non-employees:
Average risk-free rate of return	—	—	2%
Weighted average expected option life	—	—	2 years
Volatility rate	—	—	73.78%
Dividend yield	—	—	—

As of December 31, 2004, options to purchase 5,025,000 ordinary shares were available for future grant.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

8.	INCOME TAXES

The Company has not recorded a tax provision for Hong Kong tax purposes as the Company does not have any assessable profit in Hong Kong.

The subsidiary of the Company, CFO Beijing is subject to PRC income tax at a rate of 27% (24% PRC state income tax plus 3% PRC local income tax). In accordance with the approval by the tax authority in March 2004, the subsidiary is exempted from PRC state income tax for 2001, 2002, 2003 and 2004 and entitled to a 50% tax relief commencing from 2005 to 2007; and is entitled to exemption from PRC local income tax from 2003 to 2007 and 50% tax relief commencing from 2008 to 2012. The income tax paid by CFO Beijing in 2003 before the notice of tax exemption was received is recorded as income tax recoverable in the balance sheet.

The variable interest entity, Fuhua, is subject to PRC income tax at a rate of 33%. For the years ended December 31, 2002, 2003 and 2004, income tax expense of Fuhua is nil, nil and $2,048.

The principal components of the deferred income tax assets are as follows:

	2002	2003	2004
Deferred tax assets:
Revenue recognition	$—	$—	$386,325
Net operating loss carryforwards	55,359	15,185	10,217

Deferred tax assets	55,359	15,185	396,542
Valuation allowance	(55,359)	(15,185)	(10,217)

Deferred tax assets net	$—	$—	$386,325

No deferred tax assets related to revenue recognition and net operating loss for both 2002 and 2003 have been recorded, as they are expected to reverse during the tax exemption period. As of December 31, 2004, the accumulated effect of revenue recognition is $3,219,377 which is expected to reverse in 2005 at the income tax rate of 12%. As a result, the Company recognized deferred tax assets of $386,325 for the year ended December 31, 2004. In 2004, the Company has not recognized deferred tax assets on the net operating loss which is related to the Company since it is more likely than not that the deferred tax assets will not be realized.

There are no deferred tax liability components for 2002, 2003 and 2004.

As of December 31, 2004, the Company had loss carryforwards of approximately $58,381 with no expiration date.

During the years ended December 31, 2002, 2003 and 2004, if the Company’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of nil, $60,175 and $1,230,873 respectively, the Company’s net income would have been decreased by nil, $85,336 and $1,981,183, and basic and diluted income per share would have been decreased to $0.01, $0.04 and $0.09 and $0.00, $0.01 and $0.04 for the years ended December 31, 2002, 2003 and 2004, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

8.	INCOME TAXES — continued

A reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 27% to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2002	2003	2004
PRC enterprise income tax	27.0%	27.0%	27.0%
Expenses not deductible for tax purposes	2.5%	—	—
Tax exemption and tax relief granted to PRC subsidiaries	(29.5%)	(27.0%)	(35.8%)

	—	—	(8.8%)

9.	SHAREHOLDERS’ EQUITY

In May 2003, the Company sold 2,666,600 shares of fully vested common stock to its chief executive officer, which were valued at $0.036 per share. The Company has recorded a compensation expense of $96,311 which was excluded from general and administrative expenses and was presented as a separate item in the consolidated statements of operations.

On July 30, 2003, 1,672,100 series A preference shares were converted into 1,672,100 ordinary shares at an aggregate conversion price of $216 on a one-for-one basis.

On January 3, 2004, the Company increased the number of ordinary shares authorized from 25,000,000 ordinary shares to 36,000,000 ordinary shares.

In April 2004 the Company issued 730,000 ordinary shares for $0.00013 per share which were valued at $0.67 per share to the Company’s chief financial officer. The Company recorded deferred stock compensation of approximately $489,006 and compensation expense of $183,378 in 2004. The fair value of the ordinary shares in April 2004 was determined based on the Company’s internally developed valuation methodology with reference to the valuation analysis conducted by an independent appraiser for the value of the ordinary shares in January 2004, the sale of preference shares by one of the Company’s shareholders to an unrelated third party in June 2004, and the business developments of the Company during the intervening period.

In May 2004, the Company paid $60,299 to the shareholders of Fuhua to return the same amount of funds advanced by the shareholders of Funhua in order to capitalize Fuhua when Fuhua was initially incorporated. This payment was recorded as a reduction to additional paid-in capital.

In October 2004, the Company offered 5,000,000 American Depositary Shares (“ADS”), representing 25,000,000 ordinary shares, at $13 per ADS to the public.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

9.	SHAREHOLDERS’ EQUITY — continued

Upon the Company’s initial public offering in October of 2004, all of the outstanding Series A convertible preference shares and the Series B convertible preference shares were converted into an aggregate of 51,476,333 ordinary shares of the Company.

Conversion

The holders of the preference shares shall have the right, at their sole discretion, to convert all or any portion of the preference shares into ordinary shares at any time after such preference shares have been issued. The initial conversion rate for the conversion of preference shares into ordinary shares shall be one for one.

Voting rights

Each preference share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The preference shares shall generally vote together with the ordinary shares and not as a separate class, except as provided below under the heading “protective provisions”.

Dividends

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be allowed to be paid on any other class or series of shares of the Company unless and until a dividend in like amount was first paid in full on the preference shares on an as-converted basis. As of December 31, 2003, the board of directors declared a dividend of US$0.0068 per share, amounting to US$502,552 of which was paid in 2004. The total declared dividend of US$502,552 comprises $351,489 preference share dividends and $151,063 ordinary share dividends.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preference shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares, an amount per preference share equal to the purchase price of such preference share plus all declared but unpaid dividends thereon (the “Preference Amount”). After the full payment of the preference amount on all outstanding preference shares has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders shall be distributed as follows: (i) first, to the holders of the preference shares, amount for each preference share equal to 50% of the purchase price of such preference share, and (ii) then any remaining funds and assets of the Company legally available for distribution to shareholders shall be distributed pro rata among the holders of the ordinary shares. If the Company had insufficient funds or assets to permit payment of the preference amount in full to all holders of preference shares, then such funds and assets of the Company shall be distributed ratably to the holders of the preference shares in proportion to the preference amount each such holder of preference shares shall otherwise be entitled to receive. A sale of all or substantially all the Company’s assets or business or a merger of the Company with or into another company (except for a merger to reincorporate the Company in another jurisdiction) shall each be deemed a liquidation, dissolution or winding up of the Company.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

10.	INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,
	2002	2003	2004
Income attributable to ordinary shareholders (numerator), basic and diluted	$202,503	$838,441	$4,597,341
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	17,784,900	20,124,153	38,912,491
Plus: Weighted average preference shares	53,148,433	52,438,363	40,505,966
Incremental shares from assumed conversions of stock option	—	—	10,674,211

Weighted average ordinary shares outstanding used in computing diluted income per share	70,933,333	72,562,516	90,092,668

Income per share-basic	$0.01	$0.04	$0.12

Income per share-diluted	$0.00	$0.01	$0.05

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase ordinary shares using the average fair value for the years.

11.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $8,792, $13,931 and $53,660 for the years ended December 31, 2002, 2003 and 2004, respectively.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserves include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to general and administrative expenses and amounted to $6,450 and $24,165 in 2003 and 2004, respectively. Appropriation to general reserve amounted to $64,503 and $674,205 in 2003 and 2004, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In U.S. dollars)

12.	COMMITMENTS

The Company leases certain office premises under non-cancelable leases, which expire in 2005. Rent expense under operating leases for 2002, 2003 and 2004 were $140,129, $159,152 and $191,789, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2005	$157,081

13.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment and all financial segment information can be found in the consolidated financial statements.

Geographic Information

The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC.

14.	RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve fund, which requires annual appropriations of 10% of after-tax profit should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entity are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2004, the amount of restricted net assets was approximately $5,021,579.

CHINA FINANCE ONLINE CO. LIMITED

Schedule 1

This financial information has been prepared in conformity with accounting principles generally accepted in United States.

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Balance sheets

	December 31,
(in U.S. dollars)	2003	2004
Assets
Current assets:
Cash and cash equivalents	$1,332,653	$59,745,660
Prepaid expenses and other current assets	3,212	79,252

Total current assets	1,335,865	59,824,912
Investment in a subsidiary	3,867,553	8,857,533
Goodwill	50,534	50,534

Total assets	$5,253,952	$68,732,979

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$20,114	$148,274
Dividend payable	502,552	—
Amount due to a subsidiary	—	496,428

Total current liabilities	$522,666	$644,702

Shareholders’ equity
Convertible preference shares ($0.00013 par value, 65,000,000 shares authorized)
Series A convertible preference shares (30,643,000 shares issued and outstanding in 2003 and nil in 2004) (liquidation value $3,954 in 2003 and nil in 2004)	3,954	—
Series B convertible preference shares (20,833,333 shares issued and outstanding in 2003 and nil in 2004) (liquidation value $5,000,000 in 2003 and nil in 2004)	2,688	—
Ordinary shares ($0.00013 par value; 36,000,000 shares authorized; shares issued and outstanding 22,123,600 in 2003 and 99,329,933 in 2004)	2,852	12,814
Additional paid-in capital	5,093,384	64,175,132
Deferred stock compensation	—	(325,221)
Accumulated other comprehensive income (loss)	186	(11)
(Accumulated deficit) retained earnings	(371,778)	4,225,563

Total shareholders’ equity	4,731,286	68,088,277

Total liabilities and shareholders’ equity	$5,253,952	$68,732,979

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of operations

	December 31,
(in U.S. dollars)	2002	2003	2004
Operating expenses:
General and administrative	$5,005	$33,815	$60,094
Stock based Compensation	—	96,311	289,334

Total operating expenses	5,005	130,126	349,428

Loss from operations	(5,005)	(130,126)	(349,428)
Interest income	—	—	184,836
Equity in earnings of subsidiaries	207,673	1,320,056	4,761,933

Income before income taxes	202,503	1,189,930	4,597,341
Income tax expense	—	—	—

Net income	202,503	1,189,930	4,597,341
Dividends on preference shares	—	(351,489)	—

Income attributable to ordinary shareholders	$202,503	$838,441	$4,597,341

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of shareholders’ equity and other comprehensive income (loss)

									Accumulated	Retained
	Series A convertible		Series B convertible				Additional		other	earnings	Total
	preference shares		preference shares		Ordinary shares		paid-in	Deferred stock	comprehensive	(accumulated	shareholders'	Comprehensive
(in U.S. dollars)	Shares	Amount	Shares	Amount	Shares	Amount	capital	compensation	income (loss)	deficit)	equity	income (loss)
Balance as of January 1, 2002	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	—	179	(1,261,659)	3,744,746

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(321)	—	(321)	(321)
Net income	—	—	—	—	—	—	—	—	—	202,503	202,503	202,503

Balance as of December 31, 2002	32,315,100	4,170	20,833,333	2,688	17,784,900	2,295	4,997,073	—	(142)	(1,059,156)	3,946,928	$202,182

Issuance of ordinary shares to an employee	—	—	—	—	2,666,600	341	96,311	—	—	—	96,652	—
Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	328	—	328	328
Net income	—	—	—	—	—	—	—	—	—	1,189,930	1,189,930	1,189,930
Dividends on preference shares	—	—	—	—	—	—	—	—	—	(351,489)	(351,489)	—
Dividends on ordinary shares	—	—	—	—	—	—	—	—	—	(151,063)	(151,063)	—

Balance as of December 31, 2003	30,643,000	3,954	20,833,333	2,688	22,123,600	2,852	5,093,384	—	186	(371,778)	4,731,286	1,190,258

Issuance of ordinary shares to an employee	—	—	—	—	730,000	94	—	—	—	—	94
Stock options issued to non-employee	—	—	—	—	—	—	72,764	—	—	—	72,764
Deferred stock-based compensation	—	—	—	—	—	—	541,791	(541,791)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	216,570	—	—	216,570
Issuance of ordinary shares upon the initial public offering (net of offering costs of $6,469,282)	—	—	—	—	25,000,000	3,226	58,527,492	—	—	—	58,530,718
Conversion of preference shares to ordinary shares upon initial public offering	(30,643,000)	(3,954)	(20,833,333)	(2,688)	51,476,333	6,642	—	—	—	—	—
Distribution to the shareholders of Fuhua	—	—	—	—	—	—	(60,299)	—	—	—	(60,299)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(197)	—	(197)	(197)
Net income	—	—	—	—	—	—	—	—	—	4,597,341	4,597,341	4,597,341

Balances as of December 31, 2004	—	$—	—	$—	99,329,933	$12,814	$64,175,132	($325,221)	$(11)	$4,225,563	$68,088,277	$4,597,144

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of cash flows

	December 31,
(in U.S. dollars)	2002	2003	2004
Operating activities:
Income attributable to ordinary shareholders	$202,503	$838,441	$4,597,341
Dividends on preference shares	—	351,489	—

Net income	202,503	1,189,930	4,597,341
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock based compensation	—	96,311	289,334
Equity in earnings of subsidiaries	(207,508)	(1,320,056)	(4,761,933)
Changes in assets and liabilities:
Prepaid expenses and other current assets	—	229	(76,040)
Amount due from a subsidiary	—	1,150,000	271,953
Accrued expenses and other current liabilities	901	18,277	128,160
Amount due to a subsidiary	—	—	496,428

Net cash (used in) provided by operating activities	(4,104)	1,134,921	945,243

Investing activities:
Investment in a subsidiary	—	—	(500,000)

Financing activities:
Proceeds from initial public offering, net of offering cost of 6,469,282	—	—	58,530,718
Issuance of ordinary shares to an employee	—	—	94
Dividend paid	—	—	(502,552)
Distribution to the shareholders of Fuhua	—	—	(60,299)
Proceeds from stock-based compensation	—	341	—

Net cash provided by financing activities	—	341	57,967,961

Effect of exchange rate changes	321	328	(197)

Net (decrease) increase in cash and cash equivalents	(4,425)	1,135,360	58,413,007
Cash and cash equivalents, beginning of the year	201,718	197,293	1,332,653

Cash and cash equivalents, end of the year	$197,293	$1,332,653	$59,745,660

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and/or Series B convertible preference shares into ordinary shares	$—	$216	$6,642

Deferred stock compensation	$—	$—	$325,221