Form 20-F
period 2005-12-31
China Finance Online Co. LTD
filed 2006-05-23
CIK 1297830

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
For the transition period from                      to                     .
Commission file number: 000-50975
CHINA FINANCE ONLINE CO. LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Hong Kong
(Jurisdiction of incorporation or organization)
Room 610B, 6/F, Ping’an Mansion
No. 23 Financial Street
Beijing 100032, People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
American Depositary Shares, each representing 5 ordinary shares, par value HK$0.001 per share *

(Title of Class)
*Not for trading, but only in connection with the listing on the Nasdaq National Market of American Depository Shares each representing 5 ordinary shares pursuant to the requirements of the Securities and Exchange Commission
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,329,933 ordinary shares, par value HK$0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☑ No
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17          ☑ Item 18

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company” and “our” refer to China Finance Online Co. Limited, or CFO Hong Kong, its subsidiaries, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, and Fortune Software (Beijing) Co., Ltd., or Fortune Software and, in the context of describing our operations, also include our PRC-incorporated affiliate, Fuhua Innovation Technology Development Co., Ltd., or Fuhua;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies, including how we effect our goals and strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings;

•	our plans to diversify our sources of revenues, including by expanding our online advertising business;

•	competition in the PRC financial data and information services industry;

•	performance of China’s securities markets;

•	the expected growth in the number of Internet users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;

•	the future development of Internet consumers in China;

•	PRC governmental policies relating to the Internet and Internet content providers; and

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet, or to the provision of advertising services over the Internet, including PRC governmental pronouncements concerning a proposal by the PRC government to extend the provision of advertising services to foreign invested enterprises.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data.
The following table presents the selected consolidated financial information for the Company. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects.” The summary statement of operations data of the Company for the years ended December 31, 2003, 2004 and 2005 and the summary balance sheet data of the Company as of December 31, 2004 and 2005 set forth below are derived from, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the notes thereto, which are included in this annual report beginning on page F-1 below. The summary statement of operations data for the years ended December 31, 2001 and 2002, and the summary balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from audited consolidated financial statements of the Company not included herein. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2001	2002	2003	2004	2005
Consolidated statement of operations:
Gross revenues(2)	$102	$1,098	$2,354	$6,064	$7,627
Business tax	(5)	(48)	(83)	(48)	(145)

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2001	2002	2003	2004	2005
Net revenues	97	1,050	2,271	6,016	7,482

Cost of revenues	(265)	(254)	(298)	(394)	(482)

Gross (loss) profit	(168)	796	1,973	5,622	7,000
Operating expenses:
General and administrative	(258)	(253)	(400)	(727)	(1,740)
Product development	(185)	(157)	(149)	(173)	(236)
Sales and marketing	(128)	(275)	(284)	(801)	(1,795)

Total operating expenses	(571)	(685)	(833)	(1,701)	(3,771)

Income (loss) from operations	(738)	111	1,140	3,921	3,229
Interest income	100	95	51	294	1,486
Interest expense	(6)	—	—	—	—
Other income (expense)	—	(4)	(1)	(2)	—
Exchange gain	—	—	—	—	366
Income (loss) before income taxes benefit (expense)	(644)	203	1,190	4,213	5,081
Income tax benefit (expense) - current		—	—	384	(457)
Net income (loss)	$(644)	$203	$1,190	$4,597	$4,624
Dividends on preference shares	—	—	(352)	—	—
Income (loss) attributable to ordinary shareholders	$(644)	$203	$838	$4,597	$4,624
Income (loss) per share-basic	$(0.04)	$0.01	$0.04	$0.12	$0.05
Income (loss) per share-diluted	$(0.04)	$0.00	$0.01	$0.05	$0.04
Income per ADS equivalent-basic(3)	$(0.18)	$0.06	$0.21	$0.59	$0.25
Income per ADS equivalent-diluted(3)	$(0.18)	$0.01	$0.06	$0.26	$0.22
Dividends declared per ordinary share or preference shares	—	—	$0.01	—	—

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2001	2002	2003	2004	2005
Consolidated balance sheet data:
Cash and cash equivalents	$3,487	$4,451	$5,806	$70,596	$46,168
Current working capital(4)	3,366	3,565	4,306	67,590	45,227
Total assets	3,994	4,929	6,606	71,861	63,113
Deferred revenue	186	934	1,278	3,487	1,859
Total current liabilities	249	982	1,875	3,773	2,282
Total shareholders’ equity	$3,745	$3,947	$4,731	$68,088	$60,831

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period, calculated by using the average of the exchange rates on the last day of each month during the period. For the years ended December 31, 2001, 2002, 2003, 2004 and 2005, all translations from Renminbi to U.S. dollars were calculated at RMB8.2770, RMB8.2770, RMB8.2770, RMB8.2768 and RMB8.1472 per US$1.00, respectively. For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates as at December 31, 2001, 2002, 2003, 2004 and 2005 were RMB8.2766, RMB8.2800, RMB8.2769, RMB8.2765, and RMB8.0702 per US$1.00, respectively.

(2)	We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.

(3)	Each ADS represents five ordinary shares.

(4)	Current working capital is the difference between total current assets and total current liabilities.
Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB8.0702, which was the prevailing rate on December 31, 2005. The prevailing rate on March 31, 2006 was $1.00 to RMB8.0270. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.
The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1472	8.2765	8.0702	8.0702
November	8.0839	8.0877	8.0796	8.0796
December	8.0764	8.0808	8.0709	8.0709
2006
January	8.0668	8.0705	8.0608	8.0608
February	8.0500	8.0608	8.0420	8.0420
March	8.0345	8.0503	8.0170	8.0170
April	8.0155	8.0248	8.0040	8.0165
May (through May 15)	8.0067	8.0165	7.9982	7.9982

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and indebtedness.
Not Applicable.
C. Reasons for the offer and use of proceeds.
Not Applicable.
D. Risk factors.
Risks relating to our business
Our business is substantially dependent on the level of trading activity in China’s securities markets. Volatility and the lack of hedging instruments in China’s securities markets could dampen investors’ interest in investing in China’s securities markets and materially and adversely affect our revenue and profitability.

Our business is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility and decrease in value. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 38.8% and 51.8%, respectively, from January 2, 2001 to March 31, 2006. On June 6, 2005, the Shanghai Stock Exchange Index reached its lowest level since March 1997. If China’s securities markets weaken in the future, and investors’ interest in China’s securities markets declines, our business could be materially and adversely affected.
China’s securities market is further limited by a lack of hedging instruments that would assist investors in hedging against market volatility. For example, investors are not permitted to sell short in China’s securities markets. Because our business is dependent on investors’ interest in China’s securities markets, our business could be materially and adversely affected if market volatility and the lack of hedging instruments continue to affect China’s securities markets and dampen investors’ interest in China’s securities markets.
Potential increases in inflation in China could dampen investors’ interest in investing in China’s securities markets and materially and adversely affect our revenue and profitability.
In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, China’s average national inflation rate, as represented by the change in the general Consumer Price Index in China, was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively. In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy; the inflation rate reduced in 2005. If China experiences increased inflation in future, the Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese government may not be successful in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an adverse impact on China’s economy, which could lead to weak performance of China’s stock markets and, as a result, dampen investors’ interest in investing in China’s stock markets. Since our business is substantially dependent on investors’ demand for market intelligence on China’s securities markets, lack of investors’ interest in China’s securities markets may materially and adversely affect our business and financial results.
Our revenues and profits could decline if we fail to attract sufficient numbers of subscribers to our more comprehensive service packages or if we fail to retain our existing subscribers.
We depend on the sale of our more comprehensive service packages such as Grand Reference for a significant portion of our total revenues. For the year ended December 31, 2005, subscription fees generated from sales of Grand Reference were $3.6 million, representing 86% of our total subscription fees during the same period. For the year ended December 31, 2005, we had a total of approximately 11,011 subscribers to Grand Reference, representing 70% of our total number of subscribers during the same period. As our service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our more comprehensive service packages to a much greater extent than sales of our other service packages. If we fail to attract a sufficient number of subscribers to our more comprehensive service packages, our revenues and profits could decline. Moreover, our financial success depends on our ability to retain our subscribers and migrate them to newer, more comprehensive and higher priced service packages. We may not be able to continue to develop newer and more comprehensive service packages that our subscribers will be willing to purchase. Moreover, from time to time we may offer discounts and promotional rates. For example, we launched a promotional program in December 2005, in which, the existing subscribers can upgrade their services to Grand Reference V at a promotion price. If we are unsuccessful at developing new service packages that are attractive to our users, or if our users elect to renew existing service packages rather than purchase newer or more comprehensive service offerings, our revenues and profits could decline.
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
Our business could be materially and adversely affected if our service package Tao of Wealth is not accepted by middle class individuals and financial services professionals.
We launched Tao of Wealth, a new service package we developed to target middle class individuals and financial service professionals such as financial advisers in China in August 2005. We have invested significant resources into developing Tao of Wealth and expect to continue our efforts in developing new editions of Tao of Wealth. If Tao of Wealth is not favorably received by our target customers, if other service offerings not offered by us are preferred by our target customers over Tao of Wealth, or if we experience difficulties that could delay or prevent us from introducing new editions of Tao of Wealth, we may not be able to grow our business in the personal finance market as we have projected and our business could be materially and adversely affected.
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
We depend on two securities data providers associated with the Shanghai and Shenzhen Stock Exchanges to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We primarily rely on contractual arrangements with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, and with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. Our contract with Shanghai Stock Exchange Information Network Co., Ltd. will expire on December 31, 2006, and our contract with Shenzhen Securities Information Co., Ltd. will expire on March 1, 2007.
We also depend on other data and information providers to supply us with historical data and information on listed companies, bonds and mutual funds, in accordance with our specifications and requirements. The contractual arrangement we have with our current primary data provider, Shenzhen Securities Information Co., Ltd., will expire in April 2007. The contractual arrangement we had with our previous primary data provider, Shanghai Wind Information Co., Ltd., expired in September 2005. In addition, we have entered into raw data provision contracts with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd, respectively, as alternative sources of historical data and information.
We cannot assure you that we will be able to enter into business arrangements with either of the two securities data providers associated with the Shanghai and Shenzhen Stock Exchanges on commercially reasonable terms, or at all, after our current contracts expire. We cannot assure you that the two securities data providers will not charge us service fees substantially higher than the service fees we are currently paying. Our business, financial condition and results of operations could be materially and adversely affected if either of our two securities data providers imposes on us service fees substantially higher than the service fees we are currently paying. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, either of the two securities data providers may fail to deliver us reliable price quotes or other trading related information on a real-time basis. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.
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
We depend on establishing and maintaining sponsorship arrangements with high-traffic Internet portals, search engines, online stock brokerage websites, and news and financial information websites for a significant portion of our website traffic. We have established more than 72 such sponsorship arrangements, whereby we place our website link on our sponsors’ financial web pages or, in some cases, provide our content directly on their web pages. There is intense competition for website link placements on many of these sites, and we may not be able to enter into or maintain such relationships on commercially reasonable terms or at all. If any of our sponsors determines to enter into direct competition against us, we may lose its sponsorship. Even if we enter into or are able to maintain sponsorship arrangements with these websites, these arrangements may not attract significant numbers of users to our website. Our business could be adversely affected if these relationships do not result in increased use of our website. Moreover, we may have to pay significant fees to establish or maintain these relationships. Our business could be adversely affected if we do not establish and maintain these relationships on commercially reasonable terms.
Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.
We market our service offerings through our website, as well as through our customer service center, which as of March 31, 2006 had 35 full-time and trained customer support personnel. We depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.
We invested in a Chinese wireless technology and service company in December 2005. The financial condition and operating performance of the company we invested in may be disappointing that will negatively affect our business. Moreover in the future we may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating them with our existing operations, which could have a material adverse effect on our business, financial condition and results of operations.
As part of our business strategy, we intend to use partnerships and acquisitions to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we invested in Moloon International, Inc., or Moloon, a Chinese wireless technology and service provider, in December 2005. We also entered into a strategic cooperation agreement with Moloon in December 2005, pursuant to which we will work with Moloon to co-develop wireless financial service products for Chinese mobile users. However, the financial condition and operating results of Moloon may be disappointing which could negatively affect our business and financial condition. Moreover, our cooperation with Moloon may not generate meaningful revenue or any at all. In the future, we may also consider acquiring or entering into partnerships with companies that specialize in non-

exchange traded financial products in order to acquire their expertise in that area which we believe are difficult to obtain otherwise.
Our ability to implement this strategy will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership, acquisition or joint venture transaction may take considerable time to develop, and we cannot assure you that any particular partnership, acquisition or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require significant management time and resources. Moreover, the partnership, acquisition and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.
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
Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. These persons may also have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Any such claim may also damage our reputation if our users and subscribers do not view this content as reliable or accurate, which could adversely affect our business.
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
Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. If one or more of our key executives were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in violation of their employment agreements, we may not be able to replace them easily. As a result, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected.
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
The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

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
In the absence of these incentives, CFO Beijing and Fortune Software would be subject to the enterprise income tax rate of 33% applicable to domestic PRC companies generally. If CFO Beijing and Fortune Software had not received these preferential tax treatments in 2004 and 2005 and was required to pay enterprise income tax at the same rate as domestic PRC companies, our net incomes for these two periods would have been $3.4 million and $3.2 million, respectively, representing decreases of 27% and 31% from the reported amounts, respectively.
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
We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2006 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, the value of our ADSs have declined to $5.22 per ADS on May 5, 2005 from our initial public offering price of $13.00 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
While we will continue to examine our results under the PFIC tests, we cannot assure you that we will not be a PFIC for any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC please see “Taxation — United States federal income taxation — U.S. Holders — Passive Foreign Investment Company.”
Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance make having such insurance impractical for us. As a result, except for directors and officers insurance we do not have any other business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.
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
Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Information Industry, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.
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
We rely on contractual arrangements with Fuhua, our PRC-incorporated affiliate, and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over Fuhua as direct ownership.
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
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China. We are a Hong Kong company. We conducted our operations in China solely through CFO Beijing, our wholly owned subsidiary from April 2000 to December 2004. In December 2004, we established Fortune Software as a foreign invested high-technology company, and currently conduct our operations in China through both CFO Beijing and Fortune Software. We are a foreign enterprise and each of CFO Beijing and Fortune Software is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing nor Fortune Software is eligible to apply for licenses to operate our website or to provide online advertising services. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua, which holds the licenses required to be an Internet information content provider and the licenses and approvals required to provide online advertising services under the relevant PRC laws. Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and Chief Executive Officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua to host our website,

www.jrj.com, and to provide online advertising services through our website. We have entered into contractual arrangements with Fuhua, pursuant to which we provide operational support to Fuhua. In addition, we have entered into agreements with Fuhua and Wu Chen and Jun Ning, the shareholders of Fuhua, which provide us with the substantial ability to control Fuhua. Jun Ning is expected to transfer his holdings in Fuhua to Zhiwei Zhao, our current Chief Executive Officer and a member of our board of directors, later this year. When he receives Jun Ning’s holdings in Fuhua, Zhiwei Zhao is expected to replace Jun Ning as a party to all of the agreements we have entered into with Jun Ning in connection with his holdings in Fuhua and the operation of Fuhua.
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
If we, CFO Beijing, Fortune Software or Fuhua are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	Revoking CFO Beijing’s, Fortune Software’s or Fuhua’s business and operating licenses;

•	Discontinuing or restricting our, CFO Beijing’s, Fortune Software’s or Fuhua’s operations;

•	Imposing conditions or requirements with which we, CFO Beijing, Fortune Software or Fuhua may not be able to comply;

•	Requiring us, CFO Beijing, Fortune Software or Fuhua to restructure the relevant ownership structure or operations;

•	Restricting or prohibiting our use of the proceeds of our initial public offering in 2004 to finance our business and operations in China; or

•	Taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.
Our contractual arrangements with Fuhua may be subject to scrutiny by the PRC tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by Fuhua.
We could face material and adverse tax consequences if the PRC tax authorities determine that the contracts between CFO Beijing and Fuhua were not entered into based on arm’s-length negotiations. Although we based these contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CFO Beijing, which could adversely affect us by increasing the tax liabilities of CFO Beijing without reducing the tax liabilities of Fuhua, because Fuhua currently does not operate profitably. If we are successful in growing our online advertising business, a transfer pricing adjustment could also result in a reduction, for PRC tax purposes, of expense deductions recorded by Fuhua, which could adversely affect us by increasing the tax liabilities of Fuhua as Fuhua derives increased revenue from advertising fees, without reducing the tax liabilities of CFO Beijing. These increased tax liabilities could further result in late payment fees and other penalties to CFO Beijing and Fuhua for under-paid taxes.
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
It may be difficult to determine the type of content that may result in liability for us. If any financial data and information services we offer or will offer through our website were deemed to have violated any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses for operating online financial data and information services, which would materially and adversely affect our business, financial condition and results of operations. Moreover, if any information posted on our bulletin boards or online forums were deemed to have violated any of the content restrictions, we could be subject to similar penalties that materially and adversely affect our business, financial condition and results of operations.
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
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, CFO Beijing and Fortune Software, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly-owned by foreign investors. CFO Beijing and Fortune Software are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, CFO Beijing and Fortune Software (Beijing) Co. Ltd, or Fortune Software (our new wholly owned subsidiary in China), may purchase foreign exchange for settlement of ''current account transactions,’’ including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. CFO Beijing and Fortune Software may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day; beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. The PRC government may further adjust the exchange rate between the Renminbi and the U.S. dollar and other foreign currencies, and may further amend its policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars, the value of any U.S. dollar denominated investments we make in the future and any earnings on such investments.
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
The recurrence of SARS in China, the potential outbreak of avian flue in China, or similar adverse public health developments, and concerns over the spread of these diseases in China and elsewhere may materially and adversely affect our business and operating results.
From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in China. Any recurrence of the SARS outbreak, outbreak of avian flu, or the development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may reduce the level of economic activity in affected areas and negatively impact China’s stock markets, which may lead to dampened investors’ interest in the stock markets and, as a result, have a material and adverse effect on our business. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or sponsors, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.
Risks relating to our shares and ADSs
Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $15.99 per ADS to a low of $5.22 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.
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
If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, and amended the Plan in September 2004. As of March 31, 2006, we had granted options under the Plan with the right to purchase a total of 10,691,488 ordinary shares, of which 972,600 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company. Until December 31, 2005 we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123(R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
There were 104,329,933 of our ordinary shares and 12,078,734 ADSs (representing 60,393,670 of those ordinary shares) outstanding as of March 31, 2006. In addition, there are outstanding options to purchase an additional 14,685,888 ordinary shares, including options to purchase 11,535,680 ordinary shares that are vested and immediately exercisable. Their ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares is held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of March 31, 2006, five of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 55.29% of our outstanding ordinary shares. We believe that each of these five shareholders is currently an affiliate within the meaning of the U.S. securities laws, due to the size of their respective shareholdings in us after the initial public offering. As of March 31, 2006, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 26.17% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
Provisions in our charter documents and Hong Kong law, and change in control agreements we have entered into with each of our chief executive officer and chief financial officer, may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:
•	Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all times serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

•	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director in this way to give us at least 120 days’ notice of the resolution, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

•	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

•	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the U.S. However, the Hong Kong Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.

•	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of our next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders.
In addition, our obligations under change in control agreements we entered into with each of our chief executive officer and chief financial officer could discourage an acquisition by a third party that you may consider favorable. Under the change in control agreements, if after a change in control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive. The current severance benefits under the change in control agreements amount to approximately $6 million, which could discourage or limit the ability of potential third party acquirers to engage in change in control transactions with us. Furthermore, in the event any of the severance payments would be deemed to give rise to “excess parachute payments” under section 280G of the U.S. Internal Revenue Code for any of our executives subject to U.S. tax, we would be required under the change in control agreements to gross-up the payments to such executive to take account of any such excess parachute payments. This gross-up payment obligation could further discourage potential third-party acquirers. In addition, these executives may determine that their severance benefits provide better economic alternatives than their continued employment with us and, as such, they may be incentivized by these severance benefits to encourage the company to enter into transactions involving a change in control of our company which may not be as favorable as other strategic alternatives available to us.
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
When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record data will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders’ meetings by not less than 21 days’ notice in writing, and all other shareholders’ meeting by not less than 14 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’ meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.
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
Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
ITEM 4. INFORMATION ON THE COMPANY
A. History and development of the company.
China Finance Online Co., Ltd. was incorporated in Hong Kong in November 1998. Prior to April 2000, we did not conduct any business operations. In April 2000, we purchased all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, whereby we acquired our website, www.jrj.com.cn, and commenced our online financial and listed company data and information operations. In October 2004, we purchased another domain name, www.jrj.com, and commenced operating our business under this domain name in March 2005. We maintain the same content under both domain names.
From the commercial launch of our service offerings in April 2001 to December 2004, we conducted substantially all of our operations in China through our wholly-owned subsidiary, CFO Beijing. In December 2004, we incorporated a new wholly foreign-owned enterprise, Fortune Software (Beijing) Co., Ltd., or Fortune Software. Since then, we have conducted substantially all of our operations in China through those two wholly-owned subsidiaries. As wholly foreign-owned enterprises, CFO Beijing and Fortune Software are not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Information Industry or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Beijing Fuhua Innovation Technology Co., Ltd., or Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Fuhua also holds the licenses and approvals required to operate our online advertising service business. Wu Chen, a financial manager of International Data Group China, Ltd., a PRC limited liability company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. Jun Ning is expected to transfer his holdings in Fuhua to Zhiwei Zhao, our current Chief Executive Officer and a member of our board of directors, later this year. We have been and are expected to continue to be dependent on Fuhua to host our website.
In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on Nasdaq.
In December 2005, we purchased a minority interest in Moloon International, Inc., or Moloon, for $15 million. Moloon is a provider of mobile stream media technology and services, including technology permitting mobile phone users to receive live video broadcasts, located in Beijing, China. We also entered into a strategic cooperation agreement with Moloon in December 2005, pursuant to which we will work with Moloon to develop financial services products to be available to mobile phone users in China. In April 2006 we redeemed a portion of our equity interest in Moloon for $1.25 million.
Our principal executive offices are located at Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing 100032, People’s Republic of China, and our telephone number is (8610) 6621-4728. Each of CFO Beijing, Fortune Software and Fuhua have entered into lease contracts for premises at the 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100032, China and we expect to move to new principal executive offices in this premises later this year. Our telephone number at our new principal executive offices will be changed and will be announced when we move to these new principal executive offices. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.
Our principal capital expenditures for 2003, 2004 and 2005 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $152,000, $200,000 and $235,000, respectively.
We spent approximately $53,000 from January 1, 2006 to March 31, 2006, principally on work stations and computers. For the remainder of 2006, we plan to spend approximately $704,000 primarily on expenses associated with furnishing and outfitting the new principal executive offices we will move into later this year. Capital expenditures in 2006 have been funded through operating cash flows and through our existing capital resources.
In March 2005, our board of directors approved a stock repurchase program pursuant to which we were authorized to repurchase up to US$10 million worth of our American Depositary Shares, or ADSs. In May and June of 2005 we repurchased a total of 1,659,442 ADSs, representing 8,297,210 ordinary shares, at an average cost of $5.98 per ADS for a total consideration of approximately US$10 million, including a brokerage commission of US$0.05 per ADS. In August 2005, our board of directors approved another stock repurchase program pursuant to which we were authorized to repurchase up to an additional US$10 million worth of our ADSs. In December 2005, we repurchased a total of 482,164 ADSs, representing 2,410,820 ordinary shares, at an average cost of US$6.60 per ADS for a total consideration of approximately US$3.2 million, including a brokerage commission of US$0.05 per ADS.
B. Business overview.
We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools we have developed, which we refer to as research tools. Our research tools combine:
•	financial analysis tools which permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s listed company stocks, bonds and mutual funds;

•	categorized news and research reports; and

•	Personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news;

•	online forums and bulletin boards,
and, together with our screen layout and menu options, display them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.
Our service offerings permit users to subscribe to one or more of the eleven service packages we currently offer. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in financial markets outside of China. Our service offerings can be accessed using our research tools and through our website at www.jrj.com or www.jrj.com.cn. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of

March 31, 2006, we had a total of approximately 2.8 million registered users, and during the twelve months ended March 31, 2006, we had approximately 7,992 new subscribers and 8,729 repeat subscribers. Our registered users are Internet users who maintain a registered account with our website, and our subscribers are our registered users who also subscribe to one of our subscription-based services for a fee. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period.
Our service offerings to users are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals. In August 2005, we launched a new subscription service offering, Tao of Wealth. The package combines personal finance tools such as book keeping, financial reports and payment alerts with comprehensive real time personal wealth management product information and news. The new service offering is targeted at middle class individuals and financial professionals such as financial advisors. All of our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a customer base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$297) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions decreased by approximately 56% from approximately 5,700 for the twelve months ended March 31, 2005 to approximately 2,500 for the twelve months ended March 31, 2006.
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
Timely.
We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media. We also have provided our subscribers and users with up-to-date personal finance news and wealth management products that we received from banks, trust companies, insurance companies and other financial institutions.
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
We attract our users and subscribers through establishing and maintaining sponsorship arrangements with high-traffic Chinese Internet portals such as sohu.com, netease.com, 21cn.com, tfol.com, china.com and tom.com, search engines such as baidu.com and sogou.com, online stock brokerage websites and news and financial information websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We believe that as we develop brand awareness of our website and service offerings, we will be able to increasingly attract users directly to our website.
To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time stock quotes from both the Shanghai and Shenzhen Stock Exchanges, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from 60 securities advisory companies, 38 futures companies and 49 securities brokerage companies licensed to provide securities advisory services, commentaries from approximately 340 licensed individual securities advisors and news feeds from 235 news publishers and media companies.
We also maintain a personal finance database that includes wealth management products from 19 financial institutions including banks, trust companies and insurance companies.
Our non-institutional subscribers pay us annual subscription fees ranging from RMB188 (US$23) for our most basic service package to RMB14,900 (US$1,846) for our most comprehensive service package, depending on the service package and features selected by the subscriber. Our subscription price for each of the ten current service packages available to our non-institutional subscribers varies between these amounts. In August 2005, we launched our new subscription service offering, Tao of Wealth, which has an annual subscription fee of RMB188(US$23).
A substantial portion of our revenue is derived from annual subscription fees for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period.
Growth Strategy
Our goal is to become the leading provider of comprehensive financial data and information relating to securities and other financial instruments traded on China’s securities exchanges. We intend to:
•	increase our subscriber base by expanding distribution channels such as banks, mutual funds and brokerage firms;

•	upgrade our existing service offerings and expand our present service offerings to include data and information relating to other financial instruments such as currencies, futures and commodities, and personal finance;

•	continue to encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings; and

•	utilize our brand name and website traffic to increase our online advertising revenues.
Our Services
We collect, process and, through our research tools and our website content, provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. In August, 2005, we launched a new subscription service offering, Tao of Wealth, which includes new personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news.
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
Real-time and historical data.
Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 1,400 company stocks, bonds and mutual funds listed on China’s Shanghai and Shenzhen Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai and Shenzhen Stock Exchanges. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.
We also offer our subscribers detailed historical data and information on listed companies, mutual funds and bonds. This information is available for our subscribers to download from our website and is available on compact diskettes but are not accessible to general viewers. We have entered into agreements with third parties to provide us with this historical data and information, according to specifications and requirements set by us. For example, for each listed company, our historical data and information providers provide us with the names of the principal shareholders and their historical trading volume, as well as information such as biographical information of company directors and the management team. We collect the data received from our historical data and information providers, process this information and, through our research tools, allow our subscribers to retrieve critical data and information they select.
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
Research reports.
Through our integrated information platform, our users can view financial news letters and analytical reports from a number of China’s prominent securities professionals. We draw market research reports and commentaries from 60 securities advisory companies, 38 futures companies and 49 securities brokerage companies licensed to provide securities advisory services, commentaries from approximately 340 licensed individual securities advisors. For our subscribers, we categorize these reports and commentaries based on topics, industry sector and other customary categorizations.
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
As our website grows in popularity and the number of visitors to our website increases, our revenue from advertising has increased from $544,000 in 2004 to $1,752,000 in 2005, a 222% growth. We intend to further increase our online advertising revenue by hiring more sales persons and selling more unobtrusive advertising space on our website. For example, we intend to increase the number of website sponsors for some of our website content, co-branding arrangements we have with online advertisers in China, and the number of banner advertising and direct-link arrangements we have with mutual funds and securities brokerage companies in China.
Our research tools
Subscribers to our service can elect to use a number of different research tools we have developed to access and utilize our premium content and features. We currently offer eleven different service packages incorporating some or all of our research tools to our users. Through our research tools, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based. Our subscribers pay us a subscription fee for the use of our subscription services for a one-year period.
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

•	Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholdings and other related data and information. Our subscribers can receive fundamental financial and trading information organized by their specifications and display these results on a graphical interface that we designed to be easy to visualize and navigate.

•	Mutual fund analysis. Our mutual fund research tool focuses on categorizing information relating to the portfolio holdings of mutual funds. This feature allows subscribers to study the collective effect of large market players on individual stocks. This feature also offers information relating to the performance of individual mutual funds, allowing subscribers to assess the risks and rewards of investing in mutual funds.

•	Technical analysis. This feature allows investors interested in trends formulated by historical trading data to perform technical analysis on listed companies. With over 60 market accepted technical indicators and a complete database of historical data and information on all of China’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on any stock listed on China’s stock exchanges.
In August 2005, we launched a new personal finance research tool which provides an integrated platform for the users to analyze, search and sort out data and information related to personal finance and wealth management products. We expect to provide additional research tools as our services expand. We expect that as we introduce data and information on commodities, we would include a separate research tool for that purpose. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.
Our securities service packages
The following table outlines our securities service packages by research tools and access methods.

	Categorized	Industry	Fundamental	Mutual	Technical
	Macro	sector	analysis	fund	analysis	Access
	Information	analysis	tools	analysis	tools	method
CFO Pro	✓	✓	✓	✓	✓	Computer-based
Grand Reference V	✓	✓	✓	✓	✓	Computer-based
Storm	✓	✓	✓	✓		Computer-based
Stock Finder	✓		✓	✓	✓	Computer-based
Momentum Tracer		✓	✓		✓	Computer-based
Stock Radar			✓		✓	Web-based
Sidekick X	✓					Web-based
Analyst Scoreboard		✓	✓		✓	Web-based
Arbitrager					✓	Web-based
Quick Winner				✓	✓	Web-based
Our subscribers can select one or more of the eleven different securities service packages we currently offer. Some of these service packages are available in different versions, which reflect different levels of comprehensiveness:
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

•	Storm. Storm is designed for Chinese investors who demand up-to-date and comprehensive news and information relating to specific topics and listed companies. Storm contains fundamental analysis tools but not technical analysis tools.

•	Stock Finder. Stock finder is designed for Chinese investors who favor technical analysis tools as the primary methods to select stocks.

•	Momentum tracer. Momentum tracer is a new analysis tool designed for the active investors. It tracks and analyzes the most active stocks. The users can see the results and updates real time if they log onto our system.

•	Stock Radar. Stock Radar is designed for Chinese investors that prefer to conduct technical analysis as the basis for their investment research. Stock Radar is a web-based, simplified version of Stock Finder. Stock Radar’s technical analysis tools are simpler to use than the more advanced technical analysis tools offered by Stock Finder.

•	Sidekick X. This package, which is an upgrade of our previous package named China Securities Reference, is for subscribers who do not necessarily have stock investment needs but want to receive up-to-date and comprehensive news and information relating to a specific topic or listed company.

•	Analyst Scoreboard. Analyst Scoreboard is designed for subscribers who desire to research or track the performance of specific securities firms. This package provides weekly, monthly and annual performance rankings of securities firms based on the profits or losses of the trades they recommend.

•	Arbitrager. Arbitrager is designed for subscribers who desire to review the investment returns selected by the top traders of the daily best stock market performers. Arbitrager uses statistical analysis tools to identify top performing stocks on a daily basis, and allows subscribers to identify the top traders of these investments. Subscribers may also examine other investments that have been traded by such investors.

•	Quick Winner. Quick winner is designed for subscribers who prefer to examine top performers by industry. Quick Winner identifies top performing stocks, by industry, and allows subscribers to track the top traders of these investments and the other investments made by such traders.
Personal Finance package
Tao of Wealth is our new service package that is aimed at middle class individuals and financial professionals such as financial advisors. It is a downloadable software platform that integrates our comprehensive financial news, information with proprietary personal wealth management product database and personal finance tools such as book keeping, financial reports and payment alert. The package’s functions and tools are modulized so that our users can customize and select specific modules and functions for their services. We believe that Tao of Wealth is, to date, the leading personal finance service package available in China.
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

We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine. For example, we launched a promotional program in December 2005, where the existing subscribers can upgrade their services to Grand Reference V at a promotion price or the active subscribers of Grand Reference V can buy Quick Winner and Arbitrager at a discount package price of RMB1,000.
Our new service features
We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest in technology and innovation. We believe that we are one of the few online financial information service providers in China that have in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings, while keeping development costs at a minimum. For example, our new personal finance package, Tao of Wealth, which is targeted at Chinese middle class individuals and financial professionals such as financial advisors, includes a new feature we developed that provides subscribers with comprehensive information about personal finance news and wealth management products.
Customer support
Our customer support center provides our subscribers real-time and personal support and is staffed by a team of 35 trained full-time customer support personnel. Our customer support center currently operates from 8:30 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 5:30 p.m. on weekends and holidays. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. We have an in-house training program for our customer support personnel, which includes training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.
Our content providers
We draw content from the Shanghai and Shenzhen Stock Exchanges, which provide us with real-time stock, bond and mutual fund pricing and other information, and our data providers, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also draw content from approximately 60 securities advisory companies, 38 futures companies and 49 securities brokerage companies each licensed to provide securities advisory services, approximately 340 licensed individual securities advisors, and 235 news publishers and media companies, as well as 19 financial institutions, such as banks, trust companies and insurance companies.
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
Our agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, will expire in December 2006, and our agreement with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, will expire in March 2007. We aim to enter into a new agreement with each of these companies under substantially the same terms prior to the expiration of the existing agreements. Under these agreements, we may distribute the financial data and information we receive to our users, but not to other vendors or distributors. Each of these two data providers can terminate its respective agreement with us if we breach the terms of the agreement, such as a delay in our payment of fees.
Data providers
We have entered into agreements with third parties to provide us with historical data and information on listed companies, bonds and mutual funds for input into our information platform. These data providers send information to us in accordance with our parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information. The updates provided by our data providers range from several times a day to once a month depending on the type of information. The contractual arrangement we had with our current primary data provider, Shenzhen Securities Information Co., Ltd., will expire in April 2007. In addition, we entered into the raw data provision contract with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd, respectively, as alternative sources of historical data and information. The contractual arrangement we had with our previous primary data provider, Shanghai Wind Information Co., Ltd., expired in September 2005.
Securities advisors and stock brokers
We have entered into cooperation arrangements with 60 securities advisory companies, 38 futures companies and 49 securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with approximately 340 licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance.
Banks, insurance companies and trust companies
We have entered into cooperation contracts with 19 financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us.
News and media conglomerates
We also draw content in the form of breaking headlines and other news information from publishers and distributors of traditional media. We have entered into cooperation arrangements with 235 Chinese news publishers and media companies. We are permitted under these arrangements to extract financial news, reports and information taken from their print publication channels, and to store, reproduce, market and deliver such information to our users through our website. We rely on our editorial staff to compile, for publication on our website, publicly available financial news, reports and information received from these sources that are relevant to China’s financial markets.
Sales and marketing
We market our website through establishing and maintaining sponsorship arrangements with high-traffic Internet portals such as netease.com, sohu.com, 21cn.com, tfol.com, china.com and tom.com, search engines such as baidu.com and sogou.com, as well as websites of online stock brokerages and news and financial information websites. We have more than 75 sponsorship arrangements with such Internet portals, search engines and websites. Through these sponsorship arrangements, we place our website link on the financial web pages of our sponsors, including some of China’s top Internet portals such as netease.com, sohu.com, 21cn.com, tfol.com, china.com and tom.com. In some cases, our website content is directly presented on their web pages. When users click for additional information on these financial web pages, they are redirected to our website. We derive a significant portion of our website traffic from these sponsorships. We also derive a portion of our website traffic through the word-of-mouth of the investing community.
We market our service offerings through our website, as well as through 35 customer support personnel at our customer service center. Our website provides detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems. We also market our service offerings through banks, mutual funds and stock brokerage firms.
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
Online advertisement
Our website www.jrj.com is one of the most popular financial websites in China. The average number of our daily user sessions increased by 44% to approximately 2.3 million during the twelve month period ended March 31, 2006 from approximately 1.6 million during the twelve month period ended March 31, 2005. We believe our internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. In 2005, we enhanced our effort to sell online advertisements and advertising related services. We have a dedicated 3 person sales team that cooperates with 11 advertising agents. Our primary target client base for advertisers consists of global and domestic corporations whose target customer base is established middle class Chinese. Our online advertising revenue has increased from $544,000 in 2004 to $1,752,000 in 2005. The number of advertisers has increased from 12 in 2004 to 40 in 2005. A partial list of our advertising clients includes: Nissan, China International Fund Management Co., Ltd., Panasonic, Mercedes-Benz, Audi, Lenovo, E*trade and Industrial and Commercial Bank of China.
Product development
Our product development team of 27 personnel is responsible for the creation and upgrading of our web pages and the design and enhancement of features contained in our service packages. Our product development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct frequent meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our product development team works closely with our customer support team to develop features and content that are based on feedback we received from our subscribers and users.
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
As an example of our recent product development efforts that we believe will broaden our customer base, in August 2005 we launched our new service package, Tao of Wealth, which we specifically target middle class individuals and financial professionals such as financial advisors. We have also developed and recently launched other new service packages such as Momentum Tracer. Furthermore, we continue to develop and add new features to our existing service packages.
Technology and infrastructure
Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and five times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2005.
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
Competition
The online financial data and information service market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. The number of online financial news and information sources competing for users’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:
•	publishers and distributors of traditional media, including print, radio and television, such as China Securities News, Shanghai Securities News, International Financial Times, 21st Century Economic Reports, as well as radio and television programs and news focused on financial news and information;

•	Internet portals providing information on business, finance and investing, such as sina.com.cn and sohu.com;

•	financial information web pages offered by websites such as hexun.com and stockstar.com.cn;

•	personal stock research software vendors, such as Shanghai Qian Long High Tech Corporation, that develop and market stock research software through stock brokerage companies; and

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities, such as Haitong Securities.
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
Our PRC subsidiaries, CFO Beijing and Fortune Software, are the registered owners of 14 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.
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
We do not currently have any trademarks registered with the China Trademark Office, but we have filed applications for trademark registration of “Financial Street Fuhua” in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China.
Regulation
We operate our business in China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:
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
Foreign ownership restriction on Internet content provision businesses
PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through Fuhua, which is wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology

Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and chief executive officer, who are both PRC citizens. Jun Ning is expected to transfer his holdings in Fuhua to Zhiwei Zhao, our current Chief Executive Officer and a member of our board of directors, later this year. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, SAR, are a foreign entity for this purpose. CFO Beijing and Fortune Software cannot hold such licenses and approvals because they are wholly foreign-owned enterprises.
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
A recent regulation issued by the Ministry of Information Industry requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Information Industry or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.
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
Fuhua’s ICP license expressly states that it is not allowed to publish news, among other things, in relation to its Internet content provision. Specifically, the Press Office of Beijing People’s Government, the government authority regulating news publication, confirmed with us that so long as we do not provide general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news,” we are not required to obtain a license to publish financial or economic related news content. However, on September 25, 2005, the Press Office of the State Council and the Ministry of Information Industry jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of internet news information services and require that internet content providers that provide internet news information services within such definition must apply for a license. Fuhua is now planning to procure such a license.

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
Advertising regulation

PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. Currently, foreign investors cannot own more than 70% equity interest in an advertising agency in China. We hold our advertising permit through Fuhua, a PRC domestic company wholly owned by Wu Chen and Jun Ning. Jun Ning is expected to transfer his holdings in Fuhua to Zhiwei Zhao, our current Chief Executive Officer and a member of our board of directors, later this year.
C. Organizational structure.
We conduct substantially all of our business through our wholly owned subsidiaries in China, CFO Beijing and Fortune Software. In addition, we are dependent on Fuhua to host our websites.
The following table sets forth the details of our subsidiaries:

	Country of	Ownership
Name	Incorporation	Interest
China Finance Online (Beijing) Co., Ltd.	China	100%
Fortune Software (Beijing) Co., Ltd.	China	100%
The following diagram illustrates our corporate and share ownership structure:

(1)	Jun Ning is our former chairman and chief executive officer.

(2)	Wu Chen is a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders.
PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. PRC regulations also limit foreign ownership of advertising agencies that provide online advertising services to be no more than 70%. We are a Hong Kong company and we conduct our operations solely in China through CFO Beijing and Fortune Software, our wholly owned subsidiaries. We are a foreign enterprise and CFO Beijing and Fortune Software are foreign invested enterprises under PRC law and accordingly, neither we, CFO Beijing or Fortune Software is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, in December 2000, we formed our affiliated Chinese entity, Fuhua, with Wu Chen and Xinzheng Wang, who later transferred his holdings in Fuhua to Jun Ning, our former chairman and chief executive officer. Both Wu Chen and Jun Ning are PRC citizens and own 55% and 45% of the equity interests in Fuhua, respectively. Jun Ning has resigned from his positions with us and is expected to transfer his holdings in Fuhua to Zhiwei Zhao, our current Chief Executive Officer and a member of our board of directors, later this year. Fuhua holds the licenses and approvals that are required to operate our website, CFO Beijing owns our www.jrj.com.cn domain name, and we own our www.jrj.com domain name. Fuhua also holds the licenses and approvals required to operate our online advertising business. We and CFO Beijing have entered into a series of contractual arrangements with Fuhua and its shareholders, and Zhiwei Zhao is expected to replace Jun Ning as a party to these contractual arrangements when he receives Jun Ning’s holdings in Fuhua later this year. As a result of these contractual arrangements, we are considered the primary beneficiary of Fuhua and accordingly, we consolidate Fuhua’s results of operations in our financial statements.
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
We made a loan to each of the shareholders of Fuhua, Wu Chen and Jun Ning, solely for the purposes of capitalizing Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay the loans by transferring all of their interests in Fuhua to us or a third party designated by us. Zhiwei Zhao is expected to replace Jun Ning as a party to the loan agreements when he receives Jun Ning’s holdings in Fuhua later this year. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material adverse effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us. In addition, we have entered into agreements with Fuhua and its shareholders that provide us with the substantial ability to control Fuhua. Pursuant to these contractual arrangements:
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
Each of the contractual arrangement with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. The shareholders of Fuhua are not deriving any material personal benefits from these arrangements and are not expected to receive any consideration, other than cancellation of the existing loans, upon future transfer of their entire equity interests in, or all of the assets of, Fuhua to us.
D. Property, plants and equipment.
Our principal executive offices, customer service center and principal sales, marketing and development facilities are currently located at Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Beijing, People’s Republic of China 100032, where our subsidiaries, CFO Beijing and Fortune Software, as well as Fuhua, leases 971 square meters under a lease that expires on July 3, 2006. Fortune Software’s registered offices are located at 12B11, Qingyun Dangdai Building, No. 43 North Third Ring Road West, Hai Dian District, Beijing, where Fortune Software leases 74.4 square meters under a lease that expires on March 31, 2007. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
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
A. Operating Results
We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums. Our service offerings can be accessed using our research tools and through our website at www.jrj.com. Our service offerings are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals. As a result of our efforts to develop and offer more comprehensive service packages to our subscribers, we have created a customer base of high-end subscribers, determined by us as subscribers who pay us an annual subscription fee of RMB2,400 (US$297) or more. High-end subscribers tend to require our more comprehensive service packages and we have increasingly focused our product development efforts at high-end subscribers’ complex needs. The number of our high-end subscribers with active subscriptions decreased by approximately 56% from approximately 5,700 for the twelve months ended March 31, 2005 to approximately 2,500 for the twelve months ended March 31, 2006. We believe this decrease was primarily due to the significant volatility and the decline in value experienced by Chinese stock markets during the past several years, which have dampened the individual investors’ interests in investing in the Chinese stock markets, resulting in reduced user demand for stock market intelligence services including our service offerings.
Our net revenues increased by 24.4% to $7.5 million in 2005 from $6.0 million in 2004. Our net income increased by 0.5% to $4.62 million in 2005 from $4.60 million in 2004. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period. Our deferred revenues were $1.9 million as of December 31, 2005, representing a 46.7% decrease from our deferred revenues of $3.5 million as of December 31, 2004.
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
We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. Our subscription service is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced volatility and decrease in value. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 38.8% and 51.8%, respectively, from January 2, 2001 to March 31, 2006. On June 6, 2005, the Shanghai Stock Exchange Index reached its lowest level since March 1997. If China’s securities markets weaken in the future, and if investors’ interest in China’s securities markets declines, our business could be materially and adversely affected.
To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $1.8 million in 2005, representing a 222% increase from the $544,000 contributed in 2004. Revenues from advertising accounted for 23% of our gross revenues in 2005. We plan to enhance our ability to place unobtrusive advertisements on our website in order to increase our revenues from online advertisement sales.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $709,000 in revenue for VAT refunds in 2005.
Gross revenues

We generate subscription fee revenues mostly from the sales of the service packages we currently offer, which are comprised of downloadable and web-based research tools. Depending on the research tools and premium features selected by our subscribers, our subscribers pay us a subscription fee ranging from RMB188 (US$23) for the most basic service we offer to as much as RMB14,900 (US$1,846) for our most comprehensive service package we offer to our non-institutional subscribers. Our subscription price for each of these ten service packages varies between these amounts, depending on the package. A subscription permits the subscriber to use the selected service package for a one-year period.
The most significant factors that affect our subscription revenues are:
•	the number of registered users to our website;

•	the number of new subscribers purchasing our subscription services;

•	the number of our repeat subscribers; and

•	the service packages selected by our subscribers.
Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our website and rely on our offerings, we expect that a number of them will opt to purchase our subscription services. A substantial portion of our revenues are currently derived from our subscription services. New subscribers for a specified period are subscribers who subscribed to any of our service packages during that period who were not subscribers at the beginning of that period. The number of new subscribers in a period is a measure of our revenue growth in that period attributable to the expansion of our customer base. Repeat subscribers for a specified period are subscribers who either have purchased more than one service package from us during that period, or have purchased our service packages in the past and have purchased at least one service package during that period. We view increases in repeat subscribers as a measure of market acceptance and customer loyalty to our service offerings.
We generally encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings. Because we charge more for our newer and more comprehensive service packages, as the number of subscribers for a given period selecting one of our more comprehensive service packages increases, our average subscription fee per subscriber, or ASF, would be expected to increase for that period. We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. From time to time, we may offer discounts to and promotional rates for our service packages, which may be offered to new subscribers or repeat subscribers. For example, we launched a promotional program in December 2005, where our existing subscribers can upgrade their services to Grand Reference V at a promotion price or the active subscribers of Grand Reference V can buy Quick Winner and Arbitrager at a discount package price of RMB1,000. If the number of repeat subscribers in a period electing to subscribe to one of our more comprehensive service packages at discount or promotional rates increases, ASF for that period would be expected to decrease.
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
Cost of revenues
Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of data, cost of bandwidth, salary and compensation, depreciation and rent. Cost of revenues accounted for 13%, 7% and 6% of our net revenues in 2003, 2004 and 2005, respectively. We believe our relatively low ratio of cost of revenues to net revenues is primarily due to competitive labor expenses in China and, to a less extent, the efficiency of our web content and database personnel. We expect our cost of revenues will increase both in absolute amount and as a percentage of our net revenues in 2006. We believe this increase will partly be attributable to contribution from stock-based compensation incurred in 2006 as a result of our adoption of SFAS 123(R), which requires us to recognize all share-based payments to employees including grants of employee stock options based on the grant-date fair values commencing January 1, 2006.
Cost of data. Our cost of data consists of bandwidth fees, which we pay to Internet Data Center (IDC) and fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically between one and three years, depending on the provider. Our cost of data is the largest component of our cost of revenues, constituting 52% of our cost of revenues in 2005, and is likely to be our most variable element of cost of revenues. Our cost of data is expected to increase (1) if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources or (2) due to rate increases we may experience in the future upon renewal of our existing agreements.
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, sales and marketing expenses and stock-based compensation expenses. Our operating expenses have increased as a percentage of net revenues for 2005 due to the expansion of our advertising business and the increase in the cost of professional services and other related costs associated with our being publicly listed in the U.S. The most significant factors affecting our operating expenses are:
•	advertising expenses relating to our sponsorship arrangements with portals, search engines and other websites;

•	salary and benefits for our employees, particularly our sales and marketing personnel and our management team; and

•	Professional services and other related costs associated with being publicly listed in the U.S.

We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity, including efforts we may undertake to expand our online advertising business.
General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and general office furniture and equipment. We expect our general and administrative expenses to increase in 2006 and for the foreseeable future as we adopt SFAS 123(R) to recognize all share-based payments to employees including grants of employee stock options in our income statement based on the grant-date fair values commencing January 1, 2006. Among some of the general administrative expenses we expect to incur are expenses incurred in connection with our compliance with the Sarbanes-Oxley Act of 2002.
Product development expenses. Our product development expenses primarily consist of salary and compensation expenses of personnel engaged in the research, development and implementation of our new service offerings, rent and depreciation of equipment attributable to our product development efforts. We expect that our product development expenditures will remain relatively flat for at least the next twelve months, which we believe will be sufficient to meet our expected product development needs during that period.
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
Stock-based compensation expenses.
In December 2004, the Financial Accounting Standards Board (“FASB” or the “Board”) issued Statement of Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) is a revision of SFAS No. 123, and supersedes Accounting Principal Board Opinion No. 25 (“APB 25”). Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, including stock option grants, based on the grant date fair value of those awards on the grant date. We were required to adopt SFAS No. 123(R) effective January 1, 2006. We expect that the adoption of SFAS 123(R) will result in additional amortization of stock based compensation expense and a reduction of our operating income for 2006.
Stock option plan and option agreements
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, under which we could issue share options with the right to purchase up to 5,688,488 ordinary shares to our directors, officers, employees, individual consultants and advisors. We amended the Plan in September 2004 to permit the issuance of options to purchase up to an additional 5,000,000 ordinary shares. We granted options under the Plan with the right to purchase a total of 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004. As of March 31, 2006, 449,000 of these options granted in 2004 but unvested options were returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2005, we granted additional options under the Plan with the right to purchase a total of 5,003,000 ordinary shares to selected directors, officers, employees, individual consultants and advisors. As of March 31, 2006, 523,600 of these options granted in 2005 but unvested options were returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As a result, we may in the future grant options to purchase up to an additional 969,600 ordinary shares under the Plan. We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company.
We had a total number of 11,695,680 options that are vested and immediately exercisable for ordinary shares as of March 31, 2006. All of the options we granted in January 2004 have an exercise price of $0.16 per share and expire on March 5, 2009, the options we granted in June 2004 have an exercise price of $1.04 per share and expire on March 5, 2009, the options we granted in February 2005 have an exercise price of $1.31 per share and expire on February 18, 2015 and the 400,000 and 200,000 options we granted in November 2005 have per share exercise prices of $1.12 and $1.16, respectively, and they expire on November 15, 2015. All of the options granted under the Plan to our directors and managers have a vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisers vested immediately upon grant or from two to three years after grant.
Critical accounting policies
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
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
Stock-based compensation. Prior to 2006, we issued stock option grants to our employees, and recorded a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock, under APB 25. The compensation expense is recognized over the applicable service period, which is usually the vesting period. We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.
Commencing January 1, 2006 we will adopt SFAS 123(R) to recognize all stock-based payments to employees, including grants of employee stock options, in our income statement based on the grant-date fair value. We will estimate the fair value of stock options granted using the Black-Scholes Merton option pricing formula and a single option award approach. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock.
Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2003		2004		2005
Consolidated statement of operations data:
Gross revenues(2)	$2,354	103.7%	$6,064	100.8%	$7,627	101.9%
Business tax	(83)	(3.7)	(48)	(0.8)	(145)	(1.9)

Net revenues	2,271	100%	6,016	100%	7,482	100%
Cost of revenues	(298)	(13.1)	(394)	(6.5)	(482)	(6.4)

Gross profit	1,973	86.9	5,622	93.5	7,000	93.6
Operating expenses:
General and administrative	(400)	(17.6)	(727)	(12.1)	(1,740)	(23.3)
Product development	(149)	(6.6)	(173)	(2.9)	(236)	(3.2)
Sales and marketing	(284)	(12.5)	(801)	(13.3)	(1,795)	(24.0)

Total operating expenses	(833)	(36.7)	(1,701)	(28.3)	(3,771)	(50.5)

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2003		2004		2005
Income from operations	1,140	50.2	3,921	65.2	3,229	43.2
Interest income	51	2.3	294	4.9	1,486	19.9
Interest expenses	—	—	—	—	—	—
Other expense, net	(1)	(0.1)	(2)	—	—	—
Exchange gain (net)	—	—	—	—	366	4.9

Income before income taxes	1,190	52.4	4,213	70.1	5,081	67.9
Income tax	—	—	384	6.4	(457)	(6.1)

Net income	$1,190	52.4%	$4,597	76.4%	$4,624	61.8%

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2003, 2004 and 2005, all translations from Renminbi to U.S. dollars were calculated at RMB8.2770, RMB8.2768 and RMB8.1472 per US$1.00, respectively.

(2)	We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.
Year ended December 31, 2005 compared to year ended December 31, 2004
Revenues
Our gross revenues increased by 25.8% from $6.1 million in 2004 to $7.6 million in 2005. Our new subscribers decreased by 66% to 9,100 new subscribers for the twelve months ended December 31, 2005 from 26,800 new subscribers during the same period in 2004, and our average subscription fee per subscriber, or ASF, for new subscribers increased by 3% to $182 for the twelve months ended December 31, 2005 from $177 for the same period in 2004. Our repeat subscribers decreased by 24% to 9,400 for the twelve months ended December 31, 2005 from 12,400 for the same period in 2004, and our ASF for repeat subscribers increased by 11% to $270 for the twelve months ended December 31, 2005 from $243 for the same period in 2004. We believe the decrease in our new subscribers and our repeat subscribers was primarily due to the significant volatility and the decline in value experienced by Chinese stock markets during the twelve months ended December 31, 2005, which have dampened the individual investors’ interest in investing in the Chinese stock markets, resulting in reduced user demand for stock market intelligence services including our service offerings. The increase in our ASF for both new and repeat subscribers reflects price increases associated with our continued efforts to provide more comprehensive and higher priced service offerings. The increase in our ASF for repeat subscribers reflects the successful migration of a number of repeat subscribers to our more comprehensive and higher priced service offerings.
Our revenues derived from online advertising sales increased to $1.8 million in 2005 from $544,000 in 2004. This increase is primarily due to our increased efforts in 2005 to market our advertising services to online advertisers.
Our business taxes attributable to our gross revenues increased from $48,000 in 2004 to $145,000 in 2005, primarily due to increase in business taxes associated with our increase in advertising and related businesses. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 24.4% to $7.5 million in 2005 from $6.0 million in 2004.
Cost of revenues
Our cost of revenues in 2005 increased by 22.4% to $482,000 from $394,000 in 2004 primarily because our cost of data increased by 32.1% to $251,000 in 2005 from $190,000 in 2004, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.
Gross profit
As a result of the foregoing, our gross profit increased by 24.5% to $7.0 million in 2005 from $5.6 million in 2004.
Operating expenses
Our operating expenses increased by 121.6% to $3.8 million in 2005 from $1.7 million in 2004. The increase in our operating expenses was primarily the result of an increase in our sales and marketing expenses, an increase in our general and administrative expenses and, to a lesser extent, increases in our product development expenses. Operating expenses as a percentage of net revenues increased to 50.4% in 2005 from 28.3% in 2004 because our operating expenses grew at a faster rate than the rate of increase in our net revenues.
General and administrative. Our general and administrative expenses increased by 139.2% to $1.7 million in 2005 from $727,000 in 2004 due primarily to an increase in our employee headcount, which resulted in an increase in salary expenses of $161,000, professional service and other related costs associated with being a public company in U.S. with the amount of $492,000, an increase in stock-based compensation of $80,000, as well as an increase in bank charges for online payments made by some of our subscribers in the amount of $15,000, other office expenses increased $196,000, partially offset by reductions in other general office expenses. Our general and administrative expenses as a percentage of net revenues increased to 23.3% in 2005 from 12.1% in 2004.
Product development. Our product development expenses increased by 36.7% to $236,000 in 2005 from $173,000 in 2004 due primarily to increase in employee salaries. Our product development expenses increased as a percentage of net revenues to 3.2% in 2005 from 2.9% in 2004.
Sales and marketing. Our sales and marketing expenses increased by 123.9% to $1.8 million in 2005 from $801,000 in 2004. This increase is largely attributable to an increase in our advertising expenditures and an increase in our customer service and sales personnel to address increased subscription demand. Our advertising expenditures increased substantially to $1.4 million in 2005 from $415,000 in 2004, primarily reflecting increases in our sponsorship arrangements with portals, search engines and other websites and, to a lesser extent, an increase in the advertising fee we pay to one of our sponsors. Salary and compensation expenses attributable to our sales and marketing personnel increased by 13.7% to $240,000 in 2005 from $211,000 in 2004 reflecting an increase in headcount. Our sales and marketing expenses as a percentage of net revenues increased to 24.0% in 2005 from 13.3% in 2004. Our acquisition cost per new subscriber increased by 562.1% to $197.29 in 2005 from $29.8 in 2004. This increased cost is primarily due to higher sales and marketing expenses associated with our expanded advertising efforts and decreases in the number of new subscribers from 2004 to 2005.
Income from operations
As a result of the foregoing, we had income from operations of $3.2 million in 2005, decreased by 17.6% compared to income from operations of $3.9 million in 2004, and our operating margin decreased to 43.2% in 2005 from 65.2% in 2004.
Interest income
Our interest income increased by 405.8% to $1.5 million in 2005 from $294,000 in 2004, due to a significant increase in our cash balances derived primarily from net proceeds of our initial public offering in October 2004 which amounted to $58.5 million.
Income tax expense
Our wholly-owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. We did not record deferred tax assets in 2003 because such deferred tax assets were expected to reverse in full during the exemption period. Since our full exemption period ended on December 31, 2004 and we are subject to a preferential enterprise income tax rate of 12% in 2005, we recognized an income tax expense of $457,000 for 2005, primarily resulting from the preferential enterprise income tax rate of 12% for CFO Beijing.
Net income
As a result of the foregoing, our net income increased slightly by 0.6% to $4.62 million in 2005 from $4.60 million in 2004. Our net margin decreased to 61.8% in 2005 from 76.4% in 2004.
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
Cost of revenues
Our cost of revenues in 2004 increased by 32.3% to $394,000 from $298,000 in 2003 primarily because our cost of data increased by 84.7% to $190,000 in 2004 from $103,000 in 2003, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.
Gross profit
As a result of the foregoing, our gross profit increased by 185.0% to $5.6 million in 2004 from $2.0 million in 2003.
Operating expenses
Our operating expenses increased by 104.3% to $1.7 million in 2004 from $833,000 in 2003. The increase in our operating expenses was primarily the result of an increase in our sales and marketing expenses, an increase in our general and administrative expenses and, to a lesser extent, increase in our product development expenses. Operating expenses as a percentage of net revenues decreased to 28.3% in 2004 from 36.7% in 2003 because our net revenues grew at a faster rate than the rate of increase in our operating expenses.
General and administrative. Our general and administrative expenses increased by 81.7% to $727,000 in 2004 from $400,000 in 2003 due primarily to an increase in stock-based compensation of $190,000. Our total stock-based compensation was $289,000 in 2004 which was incurred from our grant of 12,197,988 stock options to our directors, officers, employees, consultants and advisors in 2004, and from our sale of 730,000 restricted shares in April 2004 to our chief financial officer in connection with his initial employment, compared with $96,000 in 2003 from our sale of 2,666,600 ordinary shares to our former chairman and chief executive officer. The increase of our general and administrative expenses is also due to an increase in our employee headcount, which resulted in an increase in salary expenses of $98,000, as well as an increase in bank charges for online payments made by some of our subscribers in the amount of $24,000, partially offset by reductions in other general office expenses. In addition, the increase in our general and administrative expenses reflected increased compliance costs associated with our becoming a public company in the U.S. Our general and administrative expenses as a percentage of net revenues decreased to 12.1% in 2004 from 17.6% in 2003.
Product development. Our product development expenses increased by 16.2% to $173,000 in 2004 from $149,000 in 2003 due primarily to employee salaries. However, our product development expenses decreased as a percentage of net revenues to 2.9% in 2004 from 6.6% in 2003, as our net revenues increased at a faster rate than the rate of increase in our product development expenses.

Sales and marketing. Our sales and marketing expenses increased by 182.2% to $801,000 in 2004 from $284,000 in 2003. This increase is largely attributable to an increase in our advertising expenditures and an increase in our customer service and sales personnel to address increased subscription demand. Our advertising expenditures increased substantially to $415,000 in 2004 from $71,000 in 2003, primarily reflecting increases in our sponsorship arrangements with portals, search engines and other websites and, to a lesser extent, an increase in the advertising fee we pay to one of our sponsors. Salary and compensation expenses attributable to our sales and marketing personnel increased by 74.7% to $211,000 in 2004 from $121,000 in 2003, reflecting an increase in headcount. Our sales and marketing expenses as a percentage of net revenues increased slightly to 13.3% in 2004 from 12.5% in 2003. Our acquisition cost per new subscriber increased by 81.7% to $29.8 in 2004 from $16.4 in 2003, primarily due to increases in sales and marketing expenses as we expanded advertising efforts to increase the number of our sponsorship arrangements and as we increased the size of our sales and marketing team in 2004.
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
B. Liquidity and capital resources.
Cash flows and working capital
As of December 31, 2005, we had approximately $46.2 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2003, 2004 and 2005:

	For the year ended December 31,
(in thousands of U.S. dollars)	2003	2004	2005
Net cash provided by operating activities	$1,506	$7,023	$3,059
Net cash used in investing activities	(152)	(200)	(15,235)
Net cash provided by (used in) financing activities	—	57,968	(12,923)
Net increase (decrease) in cash and cash equivalents	1,355	64,791	(24,428)
Cash and cash equivalents at beginning of year	4,451	5,806	70,596
Cash and cash equivalents at end of year	$5,806	$70,596	$46,168

Net cash provided by operating activities was $3.1 million in 2005 compared to $7.0 million in 2004. This decrease was primarily due to the fact that we amortized $1.6 million of our deferred revenue in 2005 and accrued $2.2 million in 2004. Net cash provided by operating activities was $7.0 million in 2004 compared to $1.5 million for 2003. This increase was primarily due to increases in our net income and deferred revenue from the growth in our subscription services business.
Net cash used in investing activities was $15.2 in 2005, compared to net cash used in investing activities of $200,000 in 2004. This increase was due to our cost method investment in Moloon. Net cash used in investing activities was $200,000 in 2004, compared to net cash used in investing activities of $152,000 in 2003. This increase was due to purchases of property and equipment which primarily consisted of office space, computer, network equipment and bandwidth for our network system.
Net cash used in financing activities was $12.9 million in 2005, mainly due to the implementation of our stock repurchase program. We had net cash provided by financing activities of $58.0 million in 2004, mainly due to our initial public offering in October 2004 of 5,000,000 American Depositary Shares, representing 25,000,000 ordinary shares, which raised net proceeds of $58.5 million. We declared a dividend of $503,000 in the first quarter of 2004 in respect of the financial year ended December 31, 2003. This dividend was payable pro rata to our registered shareholders as of December 31, 2003, of which $450,000 was paid in the first quarter of 2004 and the balance was paid in July 2004. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. In May 2004, we repaid $60,000 to the shareholders of Fuhua for funds advanced by them, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000. This was a one-time payment and the payment amount constitutes the entire amount advanced by Fuhua’s shareholders when Fuhua was initially capitalized in December 2000.
Capital resources
Our principal capital expenditures for 2003, 2004 and 2005 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $152,000, $200,000 and $235,000, respectively.
Our capital expenditure plans for 2006 have not yet been determined, but we expect to spend approximately $704,000 in total primarily in connection with the furnishing and outfitting of the new principal executive offices we will move into later this year, and in connection with the purchasing of workstations, servers, equipment and technology. Capital expenditures in 2004 and 2005 have been, and our 2006 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources.
We believe that our current cash and cash equivalents, and cash flow from operations and proceeds from our initial public offering in October 2004 will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
In March 2005, We have made additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively, with the approval from PRC government. In April 2005, we have made shareholder loans of $11.0 million and $18.0 million to CFO Beijing and Fortune Software, respectively, with the approval from PRC government authorities. We applied a portion of the net proceeds of our initial public offering in October 2004 to fund these additional capital contributions and shareholder loans.
In the event that CFO Beijing, Fortune Software or Fuhua require additional capital to fund their operations or to acquire additional businesses or assets, we may need to make loans or additional capital contributions to CFO

Beijing, Fortune Software or Fuhua. Any loans to CFO Beijing, Fortune Software or Fuhua are subject to PRC regulations and approvals. For example:
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
In March 2005, our board of directors approved a stock repurchase program pursuant to which we were authorized to purchase from time to time up to US$10 million worth of our American Depositary Shares, or ADSs, over a period of six months. In May and June 2005, we repurchased a total of 1,659,442 ADSs, representing 8,297,210 ordinary shares, at an average cost of $5.98 per ADS for a total consideration of approximately US$10.0 million, including a brokerage commission of US$0.05 per ADS. In August 2005, our board of directors approved another stock repurchase program pursuant to which we were authorized to purchase from time to time up to US$10 million worth of its ADSs, over a period of six months. In December 2005, we repurchased a total of 482,164 American Depositary Shares, or ADSs, representing 2,410,820 ordinary shares, at an average cost of US$6.60 for a total consideration of approximately US$ 3,2 million. The purchases were funded from available working capital.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately $40.7 million, or 66.9%, of our total consolidated net assets as of December 31, 2005.
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
For example, In August, 2005, we launched a new subscription service offering, Tao of Wealth, which include new personal finance tools such as book keeping, financial report and payment alert with comprehensive real time personal wealth management product information and news. The new service offering is targeted at middle class individuals and financial professionals such as financial advisors.
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
We have entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. The following sets forth our known contractual obligations as of December 31, 2005 and as of the types that are specified below:

Equipment
	Office Premises	and Others	Total
(in U.S. dollars)
Less than 1 year	115,569	—	115,569
1 — 3 years	—	—	—
3 — 5 years	—	—	—
More than 5 years	—	—	—
We have entered into certain leasing arrangements relating to our offices premises. Our rental expenses under these leases were $243,000 in 2005. Apart from such rental expenses, as of December 31, 2005, we did not have any long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
As of December 31, 2005, we did not have any indebtedness and we did not have any material debt securities, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs through net cash provided from operating activities and the proceeds of our initial public offering in 2004. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds to maintain safety and liquidity of our cash.
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
Foreign currency risk
Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi, but as noted above, a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.
We have recorded foreign exchange gains of $366,000 in net income in year 2005, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. The PRC government may further readjust the current rate at which Renminbi-U.S. dollar exchanges are fixed, as well as re-evaluate its decades-old policy of using a fixed-rate regime to govern foreign currency transactions, although the PRC government has not committed itself to take any such action currently. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.
H. Recent accounting pronouncements.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”).This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), In exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No.123(R) effective January 1, 2006. Upon adoption, the Company has two application methods to choose from: the modified prospective transition approach or the modified-retrospective transition approach.
Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123(R) is adopted. The Company would follow the same guidelines as in the modified prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123(R) will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 pursuant to the disclosure requirements of SFAS No. 148.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154) which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and must be adopted by the Company in the first quarter of fiscal year 2006. The Company considers that the adoption of SFAS 154 will not have material impact on its consolidated results of operations and financial condition.
In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of our company as of March 31,2006.

Name	Age	Position
Zhiwei Zhao	43	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	50	Chairman of the Board of Directors
Kheng Nam Lee(1)	58	Director
Ling Wang(1)(2)(3)	43	Director
Fansheng Guo(1)(2)(3)	50	Director
Sam Qian	42	President and Chief Financial Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
The address of each of our executive officers and directors is Room 610B, 6/F, Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, People’s Republic of China.
Jun Ning, our former Chairman and Chief Executive Officer, resigned from these positions, effective July 25, 2005, for health reasons. Zhiwei Zhao was appointed as our new Chief Executive Officer and as a member of the Board of Directors and Mr. Hugo Shong was appointed as the new Chairman of our Board of Directors. Zhiwei Zhao will at all times be a director, and will not retire as a director, so long as he remains as the Chief Executive Officer. Kheng Nam Lee and Fansheng Guo will stand for re-election as directors in the upcoming annual general meeting of shareholders in July 2006. Ling Wang and Hugo Shong will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Bo Wu, our former Vice President and Chief Operating Officer, resigned from these positions, effective as of August 9, 2005 for family reasons. We have not appointed a new Chief Operating Officer.
Sam Qian, our President & Chief Financial Officer, has indicated his intention to resign from his positions in the company to spend more time with his family. To ensure a smooth transition, Mr. Qian has committed to remaining in his current position until a suitable successor is appointed. We are searching for his successor.

Biographical Information
Hugo Shong has served as our director since May 2004. He was elected as the Chairman of our Board of Directors as of July 25, 2005 and has been in that position since then. Mr. Shong has been a senior vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.
Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.
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
B. Compensation of directors and executive officers.
In 2005, we granted our non-executive directors, in the aggregate, options representing the right to purchase 260,000 ordinary shares. Other than the foregoing option grants, we did not pay any other compensation to our non-executive directors in 2005.
In 2005, we paid aggregate cash compensation of approximately $115,487 to our directors and executive officers as a group. In 2005, we granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 5,003,000 ordinary shares. Unvested options to purchase 402,000 ordinary shares were returned to the pool of our ungranted options upon resignation of the employees holding such options in 2005. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive.
All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.
Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2007.
Employee’s stock option plan
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 10.5% of our issued share capital at that time.
We have issued options under the Plan to purchase a total of 10,691,488 ordinary shares to selected directors, officers, employees and individual consultants and advisors. The exercise price for the 5,368,488 stock options granted in January 2004 under the Plan is $0.16 per share, the exercise price for the 320,000 options granted in June 2004 is $1.04 per share, the exercise price for the 4,353,000 options granted in February 2005 is $1.31 per share, the exercise price for the 50,000 options granted in June 2005 is $1.32 and the exercise price for the 400,000 and 200,000 options granted in November 2005 are $1.12 and $1.16, respectively. Unvested options to purchase 972,600 ordinary shares were returned to the pool of our ungranted options upon resignation of the employees holding such options as of March 31, 2006. With the exception of the options granted to our directors and our management, which vest over a period of one to four years, our options granted to employees generally vest over a period of three to five years. Together with options we granted under option agreements that were independent of the Plan, we have a total number of 11,535,680 options that are currently vested and exercisable for ordinary shares.
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
The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	Exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$1.12	November 15, 2005	November 15, 2015
Hugo Shong	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Kheng Nam Lee	*	$0.16	January 5, 2004	March 5, 2009

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	Exercise of options	ordinary share	Date of grant	Date of expiration
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Fansheng Guo	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Ling Wang	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Sam Qian	189,200	$1.314	February 18, 2005	February 18, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
C. Board practices.
In 2005, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission (SEC).
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
D. Employees.
As of March 31, 2006 we had 106 full-time employees. We currently anticipate hiring an additional 20 employees in 2006, most of whom will be located in Beijing. Of our current employees, 2 are executive officers, 12 are administrative, 43 form our sales, marketing and customer support staff, 25 form our editorial department, and 24 are dedicated to our technology department.
None of our employees are represented by a labor union. We believe we maintain a good working relationship with our employees.
E. Share ownership.
As of March 31, 2006, 104,329,933 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 12,078,734 of our ADSs were outstanding.

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
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 104,329,933 ordinary shares outstanding.
Number of Shares Beneficially Owned

Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	19.7%
IDG Technology Venture Investments, LP(2)	6,723,115	6.4%
Vertex Technology Fund (III) Ltd.(3)	14,481,319	13.9%
Jianping Lu (4)	7,156,121	6.9%
Ling Zhang (5)	8,746,370	8.4%
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	*	*
Sam Qian	730,000	0.7%
All current directors and executive officers as a group (6 persons)	1,433,600	1.3%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 14,481,319 ordinary shares held by Vertex Technology Fund (III) Ltd. Vertex Technology Fund (III) Ltd is 100% owned by Vertex Venture Holdings Ltd. Vertex Venture Holdings Ltd is 100% owned by Ellensburg Holding Pte Ltd; and Ellensburg Holding Pte Ltd is 100% owned by Singapore Technologies Pte Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and as such, exercises voting and dispositive power over our shares held by Vertex Technology Fund (III) Ltd. The president of Vertex Management (II) Pte Ltd is Mui Hong Tan. Ms. Tan disclaims beneficial ownership of our shares held by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd. is 51 Cuppage Road, #10-08 Starhub Centre, Singapore 229469.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
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
CFO Beijing/Fuhua arrangements
In order to comply with PRC regulations, we operate our online business in China through Fuhua, a company wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and Chief Executive Officer, who are both PRC citizens. Jun Ning is expected to transfer his holdings in Fuhua to Zhiwei Zhao, a PRC citizen and our current Chief Executive Officer and a member of our board of directors, later this year. We have entered into a series of contractual arrangements with Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of services and certain shareholder rights and corporate governance matters. Upon his receipt of Jun Ning’s holdings in Fuhua later this year, Zhiwei Zhao is expected to replace Jun Ning as a party to each of the contractual arrangements we have entered into with Jun Ning with respect to his holdings in Fuhua and the operation of Fuhua.
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
Loans to Jun Ning and Wu Chen
We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in Fuhua as Fuhua’s registered capital. Upon his receipt of Jun Ning’s holdings in Fuhua later this year, Zhiwei Zhao is expected to replace Jun Ning as a party to the loan agreement we entered into with Jun Ning. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interests in Fuhua held by Jun Ning and Wu Chen, the actual value of Fuhua were to have increased at an average annual rate greater than 60%. Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect Fuhua to continue to provide advertising related services once CFO Beijing is permitted under PRC law to engage in these advertising related services directly, which may be as soon as 2006 according to recent PRC government announcements related to China’s World Trade Organization compliance schedule. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.
In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.
Loans to CFO Beijing and Fortune Software
In March 2005, we have made additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively. In April 2005, we further made shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. We made these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. Funding for these additional capital contributions and shareholder loans came from net proceeds of our initial public offering in October 2004. We intend to use these additional capital to fund the operations of CFO Beijing and Fortune Software.
Shareholder rights and corporate governance
Transfer of ownership when permitted by law
Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and Fuhua on May 27, 2004, Jun Ning and Wu Chen jointly granted us an exclusive option to purchase all of their equity interest in Fuhua, and Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, or (2) to the extent permitted by law, with respect to Jun Ning’s or Wu Chen’s individual interest, as the case may be, when Jun Ning ceases to be a director or employee of Fuhua, Wu Chen ceases to be affiliated with IDG Technology Venture Investment, Inc. or IDG Technology Venture Investments, LP or neither entity continues to be our shareholder, or either Jun Ning or Wu Chen desires to transfer his equity interest in Fuhua to a third party. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets. Upon his receipt of Jun Ning’s holdings in Fuhua later this year, Zhiwei Zhao is expected to replace Jun Ning as a party to this purchase option agreement.
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
Voting arrangement
Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior managers of Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us. Upon his receipt of Jun Ning’s holdings in Fuhua later this year, Zhiwei Zhao will execute and deliver a proxy substantially identical to the proxy executed by Jun Ning with respect to his voting rights as a shareholder of Fuhua.
Share Pledge Agreement
Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua. Upon his receipt of Jun Ning’s holdings in Fuhua later this year, Zhiwei Zhao is expected to replace Jun Ning as a party to the share pledge agreement. Under this agreement, Jun Ning and Wu Chen have agreed not to transfer, assign, pledge or in any other manner dispose of their interests in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in Fuhua to us or the third party assignee designated by us according to the purchase option agreement.
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
If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 10% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting. We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3 and piggyback registrations. The foregoing demand, Form F-3 and piggyback registration rights will terminate, with respect to any holder of registrable securities, on the earliest of:
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
Legal Proceedings
On May 19, 2004, four former employees of CFO Beijing filed claims with the Labor Arbitration Committee of Xi Cheng District in Beijing against CFO Beijing alleging that we owed them unpaid overtime incurred while they were employed by CFO Beijing. The claims were dismissed on July 28, 2004 for lack of evidence. All four claimants then filed lawsuits against us in the Beijing Xicheng District People’s Court to recover the alleged unpaid overtime. These claims were dismissed on December 28, 2004 for lack of evidence. The claimants subsequently appealed to the Beijing No. 1 Mid-level People’s Court but their appeals were rejected by the court. We cannot assure you that the plaintiffs filing the lawsuits against us will not bring other claims against us in other forums. We believe these claims will not result in any material liability for us.
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
B. Significant changes since December 31, 2004.
We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. Our subscription service is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility and decrease in value. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined

38.8% and 58.1%, respectively, from January 2, 2001 to March 31, 2006. On June 6, 2005, the Shanghai Stock Exchange Index reached its lowest level since March 1997. If China’s securities markets weaken, and if investors’ interest in China’s securities markets declines in the future, our business could be materially and adversely affected.
In 2005, we enhanced our effort to sell online advertisements and advertising related services. We have a dedicated 3 person sales team that cooperates with 11 advertising agents. Our primary target client base for advertisers consists of global and domestic corporations whose target clients are established middle class Chinese. Our online advertising revenue has increased from $544,000 in 2004 to $1,752,000 in 2005. The number of advertisers has increased from 12 in 2004 to 40 in 2005.
In March 2005, our board of directors approved a stock repurchase program pursuant to which we were authorized to repurchase up to US$10 million worth of our American Depositary Shares, or ADSs, In May and June of 2005 we repurchased a total of 1,659,442 ADSs, representing 8,297,210 ordinary shares, at an average cost of $5.98 per ADS for a total consideration of approximately US$ 10 million, including a brokerage commission of US$0.05 per ADS. In July 2005, our board of directors approved another stock repurchase program pursuant to which we were authorized to repurchase up to an additional US$10 million worth of our ADSs. In December 2005, we repurchased a total of 482,164 ADSs, representing 2,410,820 ordinary shares, at an average cost of US$6.60 per ADS for total consideration of approximately US$ 3.2 million, including a brokerage commission of US$0.05 per ADS.
ITEM 9. THE OFFER AND LISTING
A. Offering and listing details.
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq National Market since October 15, 2004. Our ADSs trade under the symbol “JRJC.”
The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the year 2004 and 2005, (2) each of the quarters since the fourth quarter in 2004 and (3) each of the months since October 2005.

	Sales Price
	High	Low
Yearly highs and lows
Year 2004 (from October 15, 2004)	15.99	8.3
Year 2005	11.14	5.22
Quarterly highs and lows
Fourth Quarter 2004 (from October 15, 2004)	15.99	8.30
First Quarter 2005	11.14	5.8
Second Quarter 2005	7.17	5.22
Third Quarter 2005	6.52	5.5
Fourth Quarter 2005	6.9	5.52
First Quarter 2006	9.68	5.66
Monthly highs and lows

November 2005	6.88	5.52
December 2005	6.9	5.8
January 2006	6.69	6.01
February 2006	9.68	5.84
March 2006	6.28	5.66
April 2006	7.37	5.50
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
Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.
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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may open foreign exchange bank accounts and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.
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
We believe that we were not a PFIC for the taxable year 2004. However, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2005 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest bearing bank accounts, which we book as cash and cash equivalents, but the value of our ADSs have declined to $5.22 per ADS on May 5, 2005 from our initial public offering price of $13.00 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
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
Non-U.S. Holders
If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.
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
We used the net proceeds we received from our initial public offering as follows:
•	approximately $20.5 million was used for additional capital contributions to CFO Beijing and Fortune Software.

•	approximately $29 million was used for shareholder loans to CFO Beijing and Fortune Software.

•	the remaining amount was used as part of the $13.2 million we used for repurchases of our American Depositary Shares pursuant to repurchase programs approved by our board of directors.
ITEM 15. CONTROLS AND PROCEDURES
Our management, with the participation of Zhiwei Zhao, our chief executive officer, and Sam Qian, our president and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.
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

	For the Year Ended December 31,
	2003		2004		2005
Audit fees(1)	US$	18,100	US$	347,500	US$	192,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In March 2005, our board of directors approved a stock repurchase program pursuant to which we were authorized to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. In May and June 2005, the Company repurchased a total of 1,659,442 ADSs, representing 8,297,210 ordinary shares, at an average cost of $5.98 per ADS for total consideration of approximately US$ 10 million including a brokerage commission of US$0.05 per ADS. We believe that all of these repurchases were made in full compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18. In July 2005, our board of directors approved another stock repurchase program pursuant to which we were authorized to purchase from time to time up to US$10 million worth of its ADSs, over a period of six months. In the fourth quarter, we repurchased again a total of 482,164 ADSs, representing 2,410,820 ordinary shares, at an average cost of US$6.60. We believe that all of these repurchases were made in full compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18.
The following table sets forth, for each of the months indicated, the total number of ADSs purchased by us or on our behalf or any affiliated purchaser, the average price paid per ADS, the number of ADSs purchased as part of a publicly announced repurchase plan or program, the maximum number of ADSs or approximate United States dollar value that may yet be purchased under the plans or programs.

			(c) Total Numbers of	(d) Maximum Numbers
			ADSs Purchased as	of ADSs that May
	(a) Total Number of	(b) Average Price	Part of Publicly	Yet Be Purchased
	ADSs Purchased	Paid per ADS	Announced Plans or	Under the Plans or
	(Shares)	(US$)	Programs	Programs†
May 1, 2005 — May 31, 2005 *	1,252,042	5.73	1,252,042	478,061
June 1, 2005 — June 30, 2005 *	407,400	6.75	407,400	36
December 1, 2005 — December 31, 2005 **	482,164	6.60	482,164	1,021,595

†	The numbers of ADSs set forth in this column represent the number of ADSs that could be purchased, as of the month referred to in the corresponding row of this table, assuming the same average purchase price per ADS as set forth in column (b) of the corresponding row of this table.

*	Pursuant to a stock repurchase program approved by our board of directors on March 31, 2005 and announced to the public on March 31, 2005, we were authorized to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. This stock repurchase program expired in September 2005.

**	Pursuant to a stock repurchase program approved by our board of directors on July 26, 2005 and announced to the public on August 1, 2005, we were authorized to purchase from time to time up to $10 million worth of our American Depositary Shares, or ADSs, over a period of six months. This stock repurchase program expired in January 2006.
We believe that all of these repurchases were made in full compliance with the anti-manipulation provisions of the Securities and Exchange Commission’s Rule 10b-18.
PART III
ITEM 17. FINANCIAL STATEMENT
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for China Finance Online Co., Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Index to exhibits

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004.

4.1	Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.2	Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.3	Purchase Option and Cooperation Agreement among China Finance Online Co. Limited, Jun Ning, Wu Chen and Fuhua Innovation Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.4	Share Pledge Agreement among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5	Proxy from Jun Ning to Linhai Ma dated May 27, 2004 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6	Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.8	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.9	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10	Domain Name Licensing Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11	Domain Name Licensing Agreement among China Finance Online (Beijing) Co., Ltd., Fuhua Innovative Technology Development Co., Ltd. and China Finance Online Co. Limited dated March 20, 2005 (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F (file no. 000-50975) filed with the Securities and Exchange Commission on April 28, 2005)

Exhibit
Number		Description
4.12		Loan Agreement between China Finance Online Co. Limited and Jun Ning dated May 27, 2004 (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.13		Loan Agreement between China Finance Online Co. Limited and Wu Chen dated May 27, 2004 (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.14		Securities Information Database Service Contract between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated December 9, 2004, and as amended on January 31, 2005 (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50975) filed with the Securities and Exchange Commission on April 28, 2005)

4.15	*†	Securities Information Operation License Contract between China Finance Online (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated March 2006

4.16	*†	Contract for License of Proprietary Information of the Shenzhen Stock Exchange between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. dated December 31, 2005

4.17	*†	Contract for Financial and Economic Databank Services dated December 15, 2004, as amended by the Supplementary Agreement to the Contract for Financial and Economic Databank Services dated January 31, 2005, between China Finance Online (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd.

4.18		Lease Agreement between Ping’an Real Estate Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. dated June 30, 2003 (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004).

4.19		Lease Agreement between Fortune Software (Beijing) Co., Ltd. and Li Jihong dated March 22, 2005 (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F (file no. 000-50975) filed with the Securities and Exchange Commission on April 28, 2005)

4.20	*	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between China Finance Online Co., Ltd. and China Galaxy Securities Company Limited

4.21	*	Lease Contract for Housing Unit of Corporate Square datedJanuary 19, 2006 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.22	*	Lease Contract for Housing Unit of Corporate Square datedJanuary 19, 2006 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.23		Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.24		Form of labor contract of China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.25		Labor Contract of Sam Qian dated March 31, 2004 (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.26	*	Labor Contract of Zhao Zhiwei dated June 21, 2005

4.27		Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Jun Ning dated December 31, 1999 (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

Exhibit
Number	Description
4.28	Intellectual Property Rights, Confidentiality and Non-Competition Agreement of Sam Qian dated March 31, 2004 (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.29	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

10.1	Consents of Deloitte Touche Tohmatsu CPA Ltd (incorporated by reference to Exhibit 23.1 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004, October 4, 2004 and October 13, 2004)

10.2	Consent of Jincheng and Tongda Law Firm (included in Exhibit 5.2) (incorporated by reference to Exhibit 23.2 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

10.3	Consent of Taylor Nelson Sofres (incorporated by reference to Exhibit 23.8 from our Registration Statement on Form F-1 (file no. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to this Form 20-F

†	Confidential treatment requested with respect to redacted portions

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 23, 2006	CHINA FINANCE ONLINE CO. LIMITED

/s/ Sam Qian

	Name:	Sam Qian

	Title:	President and Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2003, 2004 and 2005, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the three years ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
April 21, 2006

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,
	2004	2005
Assets

Current assets:
Cash and cash equivalents	$70,596,197	$46,168,385
Accounts receivable	33,921	144,694
Income tax recoverable	14,573	—
Prepaid expenses and other current assets	331,943	1,131,515
Deferred tax assets — current	386,325	64,036

Total current assets	71,362,959	47,508,630
Cost investment	—	15,000,000
Property and equipment, net	417,002	512,179
Rental deposits	30,736	41,393
Goodwill	50,534	50,534

Total assets	$71,861,231	$63,112,736

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	$3,487,258	$1,859,321
Accrued expenses and other current liabilities	285,696	381,693
Income tax payable	—	40,762

Total current liabilities	$3,772,954	$2,281,776

Commitments (Note 13)
Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 99,329,933 in 2004 and 101,329,933 in 2005)	12,814	13,077
Additional paid-in capital	64,175,132	64,564,534
Treasury stock, at cost (Nil shares and 10,708,030 shares in 2004 and 2005, respectively)	—	(13,200,394)
Deferred stock-based compensation	(325,221)	(67,129)
Accumulated other comprehensive (loss) income	(11)	671,122
Retained earnings	4,225,563	8,849,750

Total shareholders’ equity	68,088,277	60,830,960

Total liabilities and shareholders’ equity	$71,861,231	$63,112,736

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Year ended December 31,
	2003	2004	2005
Gross revenues	$2,354,225	$6,064,363	$7,626,756
Business tax	(83,448)	(47,914)	(144,590)

Net revenues	2,270,777	6,016,449	7,482,166

Cost of revenues (including stock-based compensation of $nil, $825 and $740, respectively)	297,719	393,841	482,068

Gross profit	1,973,058	5,622,608	7,000,098

Operating expenses:
General and administrative (including stock-based compensation of $96,311, $286,089 and $365,949, respectively)	400,270	727,349	1,740,117
Product development (including stock-based compensation of $nil, $920 and $1,610, respectively)	148,871	172,997	236,438
Sales and marketing (including stock-based compensation of $nil, $1,500 and $2,482, respectively)	283,964	801,481	1,794,569

Total operating expenses	833,105	1,701,827	3,771,124

Income from operations	1,139,953	3,920,781	3,228,974
Interest income	51,220	293,862	1,486,276
Other (expense) income, net	(1,243)	(1,579)	—
Exchange gain	—	—	365,965

Income before income tax benefit (expense)	1,189,930	4,213,064	5,081,215
Income tax benefit (expense) — Current	—	384,277	(457,028)

Net income	1,189,930	4,597,341	4,624,187

Dividends on preference shares	(351,489)	—	—

Income attributable to ordinary shareholders	$838,441	$4,597,341	$4,624,187

Income per share-basic	$0.04	$0.12	$0.05

Income per share-diluted	$0.01	$0.05	$0.04

Shares used in calculating basic net income per share	20,124,153	38,912,491	94,341,061

Shares used in calculating diluted net income per share	72,562,516	90,092,668	104,781,492

Dividends declared per preference share	$0.01	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

										Accumulated
										other	Retained
	Series A convertible		Series B convertible				Additional		Deferred	comprehensive	earnings	Total
	preference shares		preference shares		Ordinary shares		paid-in		stock-based	income	(accumulated	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Treasury stock	compensation	(loss)	deficit)	equity	income
Balance as of January 1, 2003	32,315,100	$4,170	20,833,333	$2,688	17,784,900	$2,295	$4,997,073	$—	$—	$(142)	$(1,059,156)	$3,946,928
Issuance of ordinary shares to an employee	—	—	—	—	2,666,600	341	96,311	—	—	—	—	96,652	—
Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	328	—	328	328
Net income	—	—	—	—	—	—	—	—	—	—	1,189,930	1,189,930	1,189,930
Dividends on preference shares	—	—	—	—	—	—	—	—	—	—	(351,489)	(351,489)	—
Dividends on ordinary shares	—	—	—	—	—	—	—	—	—	—	(151,063)	(151,063)	—

Balance as of December 31, 2003	30,643,000	3,954	20,833,333	2,688	22,123,600	2,852	5,093,384	—	—	186	(371,778)	4,731,286	$1,190,258

Issuance of ordinary shares to an employee	—	—	—	—	730,000	94	—	—	—	—	—	94	—
Stock options issued to non-employees	—	—	—	—	—	—	72,764	—	—	—	—	72,764	—
Deferred stock-based compensation	—	—	—	—	—	—	541,791	—	(541,791)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	216,570	—	—	216,570	—
Issuance of ordinary shares upon the initial public offering (net of offering costs of $6,469,282)	—	—	—	—	25,000,000	3,226	58,527,492	—	—	—	—	58,530,718	—
Conversion of preference shares to ordinary shares upon initial public offering	(30,643,000)	(3,954)	(20,833,333)	(2,688)	51,476,333	6,642	—	—	—	—	—	—	—
Distribution to the shareholders of Fuhua	—	—	—	—	—	—	(60,299)	—	—	—	—	(60,299)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(197)	—	(197)	(197)
Net income	—	—	—	—	—	—	—	—	—	—	4,597,341	4,597,341	4,597,341

Balances as of December 31, 2004	—	—	—	—	99,329,933	12,814	64,175,132	—	(325,221)	(11)	4,225,563	68,088,277	$4,597,144

Repurchase of ordinary shares as treasury stock	—	—	—	—	—	—	—	(13,200,394)	—	—	—	(13,200,394)
Issuance of ordinary shares to an employee	—	—	—	—	2,000,000	263	276,713	—	—	—	—	276,976
Stock options issued to non-employees	—	—	—	—	—	—	112,689	—	—	—	—	112,689
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	258,092	—	—	258,092
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	671,133	—	671,133	671,133
Net income	—	—	—	—	—	—	—	—	—	—	4,624,187	4,624,187	4,624,187

Balance as of December 31, 2005	—	$—	—	$—	101,329,933	$13,077	$64,564,534	$(13,200,394)	$(67,129)	$671,122	$8,849,750	$60,830,960	$5,295,320

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2003	2004	2005
Operating activities:
Income attributable to ordinary shareholders	$838,441	$4,597,341	$4,624,187
Dividends on preference shares	351,489	—	—

Net income	1,189,930	4,597,341	4,624,187
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	96,311	289,334	370,781
Depreciation	105,478	133,208	129,833
Loss on disposal of property and equipment	1,339	463	9,686
Changes in assets and liabilities:
Accounts receivable	—	(33,921)	(110,773)
Income tax recoverable	(283,284)	268,711	14,573
Prepaid expenses and other current assets	3,768	(239,513)	(799,572)
Deferred tax assets	—	(386,325)	322,289
Rental deposits	1,491	(7,161)	(10,657)
Deferred revenue	343,778	2,209,155	(1,627,937)
Accrued expenses and other current liabilities	46,952	191,328	95,997
Income tax payable	—	—	40,762

Net cash provided by operating activities	1,505,763	7,022,620	3,059,169

Investing activities:
Acquisition of cost investment	—	—	(15,000,000)
Purchase of property and equipment	(151,522)	(199,857)	(234,696)

Net cash used in investing activities	(151,522)	(199,857)	(15,234,696)

Financing activities:
Repurchase of ordinary shares as treasury stock	341	—	(13,200,394)
Issuance of ordinary shares to an employee	—	94	276,976
Proceeds from initial public offering, net of offering costs of $6,469,282	—	58,530,718	—
Dividend paid	—	(502,552)	—
Distribution to the shareholders of Fuhua	—	(60,299)	—

Net cash provided by (used in) financing activities	341	57,967,961	(12,923,418)

Effect of exchange rate changes	328	(197)	671,133

Net increase (decrease) in cash and cash equivalents	1,354,910	64,790,527	(24,427,812)
Cash and cash equivalents, beginning of year	4,450,760	5,805,670	70,596,197

Cash and cash equivalents, end of year	$5,805,670	$70,596,197	$46,168,385

Supplemental disclosure of cash flow information
Income taxes paid	$283,284	$16,621	$93,977

Interest paid	$—	$—	$—

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and/or Series B convertible preference shares into ordinary shares	$216	$6,642	$—

Deferred stock-based compensation	$—	$325,221	$67,129

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Finance Online Co. Limited (the “Company”) was incorporated in Hong Kong on November 2, 1998. The Company and its subsidiaries including its variable interest entity are principally engaged in the sale of online financial services analyzing financial and listed company information in the People’s Republic of China (“PRC”). The services are provided through downloadable proprietary software research tools on their website www.jrj.com.

Details of the Company’s subsidiaries and variable interest entity are as follows:

	Place of	Date of	Ownership
Company name	incorporation	incorporation	interest
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	July 9, 1998	100%

Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	December 7, 2004	100%

Beijing Fuhua Innovation Technology Investment Co., Ltd. *	Beijing, PRC	December 13, 2000	100%

*	Represents a variable interest entity
PRC regulations prohibit direct foreign ownership of business entities providing internet content services or ICP services in the PRC which included the Company’s business of providing financial information and data to Internet users as certain licenses are required for the provision of such services. The Company and CFO Beijing are foreign or foreign invested enterprises under PRC law and accordingly are ineligible for a license to operate ICP services. In order to comply with these regulations, in December 2000, the Company established Beijing Fuhua Innovation Technology Investment Co., Ltd. (“Fuhua”), a variable interest entity, through two designated shareholders who are PRC citizens and legally owned Fuhua. There was a trust and pledge agreement between the shareholders of Fuhua and the Company which provides that the shareholders of Fuhua hold the equity interests of Fuhua in trust for the Company and that all benefits, rights, and power arising from the equity interests in Fuhua accrue to the Company. In addition, the corporate management and business operation of Fuhua is to be conducted by the Company. Upon the establishment of Fuhua, Mr. Chen Wu, an employee of an entity affiliated with the majority shareholder of the Company and Mr. Wang Xinzheng, one of the founding employees and existing employee and shareholder of the Company were designated as the shareholders of Fuhua and held 55% and 45%, respectively, of Fuhua equity interests on behalf of the Company. On January 21, 2003, Mr. Ning Jun, former Chief Executive Officer of the Company, replaced Mr. Wang Xinzheng as the 45% registered shareholder of Fuhua as Mr. Wang Xinzheng was no longer an employee of the Company.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its two subsidiaries, CFO Beijing and CFO Software, and a variable interest entity, Fuhua. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, stock-based compensation expense and impairment of goodwill valuation. Actual results could differ from those estimates.

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

Property and equipment, net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure	5 years
Computer equipment	5 years
Furniture, fixtures and equipment	5 years
Motor vehicle	5 years
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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2005, the Company performed a goodwill impairment test by comparing the book value to the fair value of each reporting unit. Based on the Company’s assessment, there was no impairment issue and thus no impairment charge was recorded.

Revenue recognition

The Company generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary software research tools. The Company recognizes revenue under the provisions of Statement of Position No 97-2 (“SOP 97-2”) entitled “Software Revenue Recognition"(as amended by SOP 98-9). Accordingly, the Company recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Company will activate the subscribers account and provide the subscriber the access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. Since the Company does not have sufficient vendor specific objective evidence to allocate the revenue to the various elements of the arrangement, the Company recognizes revenue ratably over the life of the arrangement.

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloaded software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2003, 2004 and 2005, the Company recognized $40,260, $613,050 and $708,613, respectively, in value added tax refunds.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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

Cost investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends received from distribution of investee’s earnings. The Company reviews the cost investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Foreign currency translation

The functional currency of the Company’s subsidiaries and variable interest entity is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar as its functional and reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income in the shareholders’ equity.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $10,200,804 at December 31, 2004 and $42,676,039 at December 31, 2005 which were denominated in RMB.

Product development expenses

These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $70,942, $414,907, and $1,389,899 for the years ended December 31, 2003, 2004 and 2005, respectively and have been included as part of sales and marketing expenses.

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

Comprehensive income

Comprehensive income includes foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to their short-term maturities.

Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock in accordance with Accounting Principle Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Stock-based compensation — continued

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income would have been as follows:

	December 31,
	2003	2004	2005
Income attributable to ordinary shareholders as reported:	$838,441	$4,597,341	4,624,187
Add: Stock-based compensation as reported	—	33,192	13,589
Less: Stock-based compensation determined using the fair value method	—	(256,947)	(1,935,649)

Pro forma income attributable to ordinary shareholders	$838,441	$4,373,586	2,702,127

Basic income per share:
As reported	$0.04	$0.12	$0.05

Pro forma	$0.04	$0.11	$0.04

Diluted income per share:
As reported	$0.01	$0.05	$0.04

Pro forma	$0.01	$0.05	$0.03

The fair value of each option and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,
	2003	2004	2005
Option grants

Average risk-free rate of return	—	1.87%	3.37%
Weighted average expected option life	—	2.41 years	2.94 years
Volatility rate	—	73.78%	65.08%
Dividend yield	—	—	—

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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

Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”).This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No. 123(R) effective January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123(R) is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123(R) will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 2 pursuant to the disclosure requirements of SFAS No. 148.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards — continued

In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist on the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period after the date of approval. This guidance shall be applied upon initial adoption of SFAS 123(R). The Company is currently evaluating the effect that the adoption of the FSP will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 will have a material impact on its results of operations and financial condition.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
3. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consists of:

	December 31,
	2004	2005
Interest receivable	$92,113	$562,673
Prepaid expenses	123,156	470,926
Staff advances and other receivables	6,803	75,612
Advances to suppliers	109,871	22,304

	$331,943	$1,131,515

4. COST INVESTMENT
In December 2005, the Company purchased 9,800,000 Series B preferred shares in Moloon International Inc. (“Moloon”) for $15,000,000, which represents a 25% interest of Moloon on an if-converted basis. The Company does not exert significant influence over the operating and financial activities of Moloon, and accordingly, this has been recorded as a cost investment.
5. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of:

	December 31,
	2004	2005
Technology infrastructure	$569,065	$626,188
Computer equipment	136,207	113,569
Furniture, fixtures and equipment	132,015	88,580
Motor vehicle	—	62,288

	837,287	890,625
Less: accumulated depreciation	(420,285)	(378,446)

	$417,002	$512,179

6. GOODWILL

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
6. GOODWILL — continued
Beginning fiscal 2002, with the adoption of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill was no longer amortized, but instead tested for impairment at least on an annual basis or more frequently if events or changes in circumstances indicate that it may be impaired.
7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31,
	2004	2005
Accrued expenses	$189,726	$262,889
Value added tax payable	90,715	51,612
Other taxes payable	663	40,303
Accrued welfare benefits	4,592	26,889

	$285,696	$381,693

8. STOCK OPTIONS
In January 2004, the Company adopted the 2004 stock incentive plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons of the Company. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004, the Company increased the total number of ordinary shares that are available for issuance under the Plan by additional 5,000,000 shares. Therefore, there are in total 10,688,488 options to purchase ordinary shares authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on the Nasdaq National Market. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock option was determined by the Board of Directors. As of December 31, 2005, options to purchase 15,250,488 shares of ordinary shares were outstanding.
In February 2005, the Company granted 4,053,000 stock options to directors, officers and employees at an exercise price that equates the trading price of the stock upon the stock option grant. In November 2005, the Company granted 400,000 stock options to the CEO and 200,000 stock options to the Vice President. All the exercise prices equate the trading price of the stock at the grant date of the stock option. The Company has not recognized a compensation expense in the consolidated financial statements since the exercise prices were equal to the fair market values at the date of grant.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
8.	STOCK OPTIONS — continued

Options to non-employees

The Company granted stock options to purchase up to 6,829,500 ordinary shares outside of the stock option plan and 90,000 options to purchase ordinary shares under the plan to consultants and strategic advisors in 2004. The Company also granted 350,000 options under the plan to consultants and strategic advisors in 2005. The Company recorded a compensation expense of approximately $72,764 and $112,689 for the years ended December 31, 2004 and 2005, respectively, estimated using the Black-Scholes option pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers.

The following assumptions were used in the option pricing model:

	Year ended December 31,
	2004	2005
Options to non-employees:
Average risk-free rate of return	2%	3.48%
Weighted average expected option life	2 years	2.14 years
Volatility rate	73.78%	56.96%
Dividend yield	—	—
A summary of the stock option activity for both employees and non-employees is follows:

	Year ended December 31,
	2004		2005
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
Outstanding at beginning of year	—	—	12,492,988	$0.18
Granted	12,517,988	$0.18	5,003,000	$1.29
Exercised	—	—	(1,731,500)	$0.16
Cancelled	(25,000)	$0.17	(514,000)	$1.05

Outstanding at end of year	12,492,988	$0.18	15,250,488	$0.52

The weighted average per share fair value of options as of the grant date was as follows:

	2004	2005
Options	$0.011	$0.17

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
8. STOCK OPTIONS — continued
The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
	outstanding	life	price	exercisable	price
Ordinary shares
$0.16	10,329,488	3.18 years	$0.16	8,846,488	$0.16
$1.04	320,000	3.18 years	$1.04	160,000	$1.04
$1.31	3,951,000	9.14 years	$1.31	980,000	$1.31
$1.32	50,000	9.14 years	$1.32	—	—
$1.12	400,000	9.88 years	$1.12	—	—
$1.16	200,000	9.92 years	$1.16	—	—

	15,250,488			9,986,488

As of December 31, 2005, options to purchase 536,000 ordinary shares were available for future grant.
9. INCOME TAXES
The Company has not recorded a tax provision for Hong Kong tax purposes as the Company does not have any assessable profit in Hong Kong.
The subsidiary of the Company, CFO Beijing, is subject to PRC income tax at a rate of 27% (24% PRC state income tax plus 3% PRC local income tax). In accordance with the approval by the tax authority in March 2004, the subsidiary is exempted from PRC state income tax for 2001, 2002, 2003 and 2004 and entitled to a 50% tax relief commencing from 2005 to 2007; and is entitled to exemption from PRC local income tax from 2003 to 2007 and 50% tax relief commencing from 2008 to 2012. The income tax paid by CFO Beijing in 2003 before the notice of tax exemption was received is recorded as income tax recoverable in the balance sheet.
Another subsidiary of the Company, CFO Software is also subject to PRC income tax at a rate of 15%. In accordance with the local tax law, CFO Software is exempted for 3 years from PRC state income tax for 2005, 2006 and 2007 and entitled to a 50% tax relief commencing from 2008 to 2010.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
9. INCOME TAXES — continued
The variable interest entity, Fuhua, is subject to PRC income tax at a rate of 33%. For the years ended December 31, 2003, 2004 and 2005, income tax expense of Fuhua is nil, $2,048 and nil.
The principal components of the deferred income tax assets are as follows:

	December 31,
	2003	2004	2005
Deferred tax assets:
Revenue recognition	$—	$386,325	$64,036
Net operating loss carryforwards	15,185	10,217	47,781

Deferred tax assets	15,185	396,542	111,817
Valuation allowance	(15,185)	(10,217)	(47,781)

Deferred tax assets, net — current	$—	$386,325	$64,036

No deferred tax assets related to revenue recognition and net operating loss for 2003 have been recorded, as they are expected to reverse during the tax exemption period. As of December 31, 2004 and 2005, the accumulated effect of revenue recognition is $3,219,377 and $533,633, respectively, which are expected to reverse in the following year at the income tax rate of 12%. As a result, the Company recognized deferred tax asset of $386,325 and $64,036, respectively. In 2004 and 2005, the Company has not recognized deferred tax assets on the net operating loss which is related to the Company since it is more likely than not that the deferred tax assets will not be realized.
There are no deferred tax liability components for 2003, 2004 or 2005.
As of December 31, 2005, the Company had loss carryforwards of approximately $273,032 with no expiration date.
During the years ended December 31, 2003, 2004 and 2005, if the Company’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $60,175, $1,230,873 and $1,448,866, respectively, and basic and diluted income per share would have been decreased to $0.04, $0.09 and $0.03 and $0.01, $0.04 and $0.03 for the years ended December 31, 2003, 2004 and 2005, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
9. INCOME TAXES — continued
A reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 27% to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2003	2004	2005
	%	%	%
PRC enterprise income tax	27.0	27.0	27.0
Tax exemption and tax relief granted to PRC subsidiaries	(27.0)	(35.8)	(18.0)

	—	(8.8)	9.0

10. SHAREHOLDERS’ EQUITY
In April 2004 the Company issued 730,000 ordinary shares for $0.00013 per share which were valued at $0.67 per share to the Company’s chief financial officer. The Company recorded deferred stock compensation of approximately $489,006 and compensation expense of $183,378 and $244,503 in 2004 and 2005, respectively. The fair value of the ordinary shares in April 2004 was determined based on the Company’s internally developed valuation methodology with reference to the valuation analysis conducted by an independent appraiser for the value of the ordinary shares in January 2004, the sale of preference shares by one of the Company’s shareholders to an unrelated third party in June 2004, and the business developments of the Company during the intervening period.
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
In October 2005, the Company issued 2,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 400,000 ADSs for purposes of future exercise of share options by employees. As of December 31, 2005, 346,300 ADSs of the above had been issued to the employees and the remaining 53,700 ADSs continued to be held by the Company for purposes of future issuances.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
10. SHAREHOLDERS’ EQUITY — continued
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
Dividends
No dividend, whether in cash, in property or in shares of the capital of the Company, shall be allowed to be paid on any other class or series of shares of the Company unless and until a dividend in like amount was first paid in full on the preference shares on an as-converted basis. As of December 31, 2003, the board of directors declared a dividend of US$0.0068 per share, amounting to $502,552 of which was paid in 2004. The total declared dividend of $502,552 comprises $351,489 preference share dividends and $151,063 ordinary share dividends. In 2005, the board of directors did not declare any dividend.
Treasury stock
In 2005, the Company repurchased 10.7 million ordinary shares at a price from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13.2 million. The 10.7 million ordinary shares purchased by the Company are no longer outstanding, and are being held by the Company as treasury stock.
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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
11. INCOME PER SHARE
The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,
	2003	2004	2005
Income attributable to ordinary shareholders (numerator), basic and diluted	$838,441	$4,597,341	$4,624,187
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	20,124,153	38,912,491	94,341,061
Plus: Weighted average preference shares	52,438,363	40,505,966	—
Incremental shares from assumed conversions of stock options	—	10,674,211	10,440,431

Weighted average ordinary shares outstanding used in computing diluted income per share	72,562,516	90,092,668	104,781,492

Income per share-basic	$0.04	$0.12	$0.05

Income per share-diluted	$0.01	$0.05	$0.04

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase ordinary shares using the average fair value for the years.
12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $13,931, $53,660 and $107,552 for the years ended December 31, 2003, 2004 and 2005, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserves include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to general and administrative expenses and amounted to $6,450, $24,165 and $26,889 in 2003, 2004 and 2005, respectively. Appropriation to general reserve amounted to $64,503, $674,205 and $268,891 in 2003, 2004 and 2005, respectively.
13. COMMITMENTS
The Company leases certain office premises under non-cancelable leases, which expire in 2005. Rent expense under operating leases for 2003, 2004 and 2005 were $159,152, $191,789 and $242,765, respectively.
Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2006	$115,569

14. SEGMENT AND GEOGRAPHIC INFORMATION
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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars)
15. RESTRICTED NET ASSETS
PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve fund, which requires annual appropriations of 10% of after-tax profit should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entity are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2005, the amount of restricted net assets was approximately $40,676,774.

Schedule 1
This financial information has been prepared in conformity with accounting principles generally accepted in United States.
CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Balance sheets

	December 31,
(in U.S. dollars)	2004	2005
Assets

Current assets:
Cash and cash equivalents	$59,745,660	$2,782,027
Prepaid expenses and other current assets	79,252	37,026

Total current assets	59,824,912	2,819,053
Investments in subsidiaries	8,857,533	29,111,000
Long-term investment	—	15,000,000
Loans receivable from subsidiaries	—	13,990,000
Goodwill, net	50,534	50,534

Total assets	$68,732,979	$60,970,587

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$148,274	$121,040
Amount due to a subsidiary	496,428	18,587

Total current liabilities	$644,702	$139,627

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 99,329,933 in 2004 and 101,329,933 in 2005)	12,814	13,077
Additional paid-in capital	64,175,132	64,564,534
Treasury stock	—	(13,200,394)
Deferred stock compensation	(325,221)	(67,129)
Accumulated other comprehensive (loss) income	(11)	671,122
Retained earnings	4,225,563	8,849,750

Total shareholders’ equity	68,088,277	60,830,960

Total liabilities and shareholders’ equity	$68,732,979	$60,970,587

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of operations

	December 31,
(in U.S. dollars)	2003	2004	2005
Operating expenses:
General and administrative	$33,815	$60,094	$692,453
Stock-based compensation	96,311	289,334	370,781

Total operating expenses	130,126	349,428	1,063,234

Loss from operations	(130,126)	(349,428)	(1,063,234)
Interest income	—	184,836	560,772
Equity in earnings of subsidiaries	1,320,056	4,761,933	5,126,649

Income before income taxes	1,189,930	4,597,341	4,624,187
Income tax expense	—	—	—

Net income	1,189,930	4,597,341	4,624,187
Dividends on preference shares	(351,489)	—	—

Income attributable to ordinary shareholders	$838,441	$4,597,341	$4,624,187

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of shareholders’ equity and other comprehensive income

									Accumulated
									other	Retained
	Series A convertible		Series B convertible				Additional		Deferred	comprehensive	earnings	Total
	preference shares		preference shares		Ordinary shares		paid-in		stock-based	income	(accumulated	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Treasury stock	compensation	(loss)	deficit)	equity	income
Balance as of January 1, 2003	32,315,100	$4,170	20,833,333	$2,688	17,784,900	$2,295	$4,997,073	$—	$—	$(142)	$(1,059,156)	$3,946,928	$202,182
Issuance of ordinary shares to an employee		—	—	—	—	2,666,600	341	96,311	—	—	—	96,652	—
Conversion of Series A convertible preference shares into ordinary shares	(1,672,100)	(216)	—	—	1,672,100	216	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	328	—	328	328
Net income	—	—	—	—	—	—	—	—	—	—	1,189,930	1,189,930	1,189,930
Dividends on preference shares	—	—	—	—	—	—	—	—	—	—	(351,489)	(351,489)	—
Dividends on ordinary shares	—	—	—	—	—	—	—	—	—	—	(151,063)	(151,063)	—

Balance as of December 31, 2003	30,643,000	3,954	20,833,333	2,688	22,123,600	2,852	5,093,384	—	—	186	(371,778)	4,731,286	$1,190,258

Issuance of ordinary shares to an employee	—	—	—	—	730,000	94	—	—	—	—	—	94	—
Stock options issued to non-employees	—	—	—	—	—	—	72,764	—	—	—	—	72,764	—
Deferred stock-based compensation	—	—	—	—	—	—	541,791	—	(541,791)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	216,570	—	—	216,570	—
Issuance of ordinary shares upon the initial public offering (net of offering costs of $6,469,282)	—	—	—	—	25,000,000	3,226	58,527,492	—	—	—	—	58,530,718	—
Conversion of preference shares to ordinary shares upon initial public offering	(30,643,000)	(3,954)	(20,833,333)	(2,688)	51,476,333	6,642	—	—	—	—	—	—	—
Distribution to the shareholders of Fuhua	—	—	—	—	—	—	(60,299)	—	—	—	—	(60,299)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(197)	—	(197)	(197)
Net income	—	—	—	—	—	—	—	—	—	—	4,597,341	4,597,341	4,597,341

Balances as of December 31, 2004	—	—	—	—	—	99,329,933	12,814	64,175,132	(325,221)	(11)	4,225,563	68,088,277	$4,597,144

Repurchase of ordinary shares as treasury stock	—	—	—	—	—	—	—	(13,200,394)	—	—	—	(13,200,394)	—
Issuance of ordinary shares to an employee	—	—	—	—	2,000,000	263	276,713	—	—	—	—	276,976	—
Stock option issued to non-employees	—	—	—	—	—	—	112,689	—	—	—	—	112,689	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	258,092	—	—	258,092	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	671,133	—	671,133	671,133
Net income	—	—	—	—	—	—	—	—	—	—	4,624,187	4,624,187	4,624,187

Balance as of December 31, 2005	—	$—	—	$—	$101,329,933	$13,077	$64,564,534	$(13,200,394)	$(67,129)	$671,122	$8,849,750	$60,830,960	$5,295,320

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of cash flows

	December 31,
(in U.S. dollars)	2003	2004	2005
Operating activities:
Income attributable to ordinary shareholders	$838,441	$4,597,341	4,624,187
Dividends on preference shares	351,489	—	—

Net income	1,189,930	4,597,341	4,624,187
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock-based compensation	96,311	289,334	370,781
Equity in earnings of subsidiaries	(1,320,056)	(4,761,933)	(5,126,649)
Changes in assets and liabilities:
Prepaid expenses and other current assets	229	(76,040)	42,226
Amount due from a subsidiary	1,150,000	271,953	—
Accrued expenses and other current liabilities	18,277	128,160	(27,234)
Amounts due to subsidiaries	—	496,428	(477,841)

Net cash provided by (used in) operating activities	1,134,691	945,243	(594,530)

Investing activities:
Investments in subsidiaries	—	(500,000)	(20,500,000)
Cost investment	—	—	(15,000,000)
Net increase in loans to subsidiaries	—	—	(13,990,000)

Net cash (used in) investing activities	—	(500,000)	(49,490,000)

Financing activities:
Repurchase of ordinary shares as treasury stock	—	—	(13,200,394)
Dividend from a subsidiary	—	—	5,373,183
Issuance of ordinary shares to an employee	—	94	276,976
Proceeds from initial public offering, net of offering cost of $6,469,282	—	58,530,718	—
Dividend paid	—	(502,552)	—
Distribution to the shareholders of Fuhua	—	(60,299)	—
Proceeds from stock-based compensation	341	—	—

Net cash provided by (used in) financing activities	341	57,967,961	(7,550,236)

Effect of exchange rate changes	328	(197)	671,133

Net increase (decrease) in cash and cash equivalents	1,135,360	58,413,007	(56,963,633)
Cash and cash equivalents, beginning of the year	197,293	1,332,653	59,745,660

Cash and cash equivalents, end of the year	$1,332,653	$59,745,660	$2,782,027

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and/or Series B convertible preference shares into ordinary shares	$216	$6,642	$—

Deferred stock-based compensation	$—	$325,221	$67,129