Form 20-F
period 2006-12-31
China Finance Online Co. LTD
filed 2007-05-29
CIK 1297830

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
9th Floor of Tower C, Corporate Square
NO. 35 Financial Street, Xicheng District
Beijing 100032, China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
American Depositary Shares, each representing 5 ordinary shares, par value HK$0.001 per share *

(Title of Class)

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American Depository Shares each representing 5 ordinary shares pursuant to the requirements of the Securities and Exchange Commission
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 104,384,933 ordinary shares, par value HK$0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☑ No
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
☐Yes ☑ No
Indicate by check mark which financial statement item the registrant has elected to follow:
      ☐ Item 17 ☑ Item 18

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION
PART I
ITEM 1 Identity of Directors, Senior Management And Advisers	4
ITEM 2 Offer Statistics and Expected Timetable	4
ITEM 3 Key Information	5
ITEM 4 Information on the Company	30
ITEM 5 Operating and Financial Review and Prospects	50
ITEM 6 Directors, Senior Management and Employees	67
ITEM 7 Major Shareholders and Related Party Transaction	75
ITEM 8 Financial Information	80
ITEM 9 The Offer and Listing	80
ITEM 10 Additional Information	81
ITEM 11 Quantitative and Qualitative Disclosures About Market Risk	89
ITEM 12 Description of Securities Other than Equity Securities	89

PART II
ITEM 13 Defaults, Dividend Arrearages and Delinquencies	89
ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	89
ITEM 15 Controls and Procedures	89
ITEM 16A Audit Committee Financial Expert	89
ITEM 16B Code of Ethics	90
ITEM 16C Principal Accountant Fee and Services	90
ITEM 16D Exemption from the Listing Standard for Audit Committees	90
ITEM 16E Purchases of Equity Securities by the Issue and Affiliated Purchasers	90

PART III
ITEM 17 Financial Statement	90
ITEM 18 Financial Statements	90
ITEM 19 Exhibits	90
EX-4.1 2004 INCENTIVE STOCK OPTION PLAN
EX-4.7 FRAMEWORK AGREEMENT ON EXERCISING PURCHASE OPTION
EX-4.8 SHARE TRANSFER CONTRACT
EX-4.9 LOAN AGREEMENT DATED NOVEMBER 20, 2006
EX-4.10 PURCHASE OPTION AND COOPERATION AGREEMENT
EX-4.11 SHARE PLEDGE AGREEMENT
EX-4.15 SHANGHAI STOCK EXCHANGE LEVEL-II QUOTATIONS LICENSE AGREEMENT
EX-4.16 SHENZHEN STOCK EXCHANGE PROPRIETARY INFOMATION LICENSE AGREEMENT
EX-4.17 DOMAIN NAME TRANSFER AGREEMENT
EX-4.18 DOMAIN NAME TRANSFER AGREEMENT
EX-4.22 LEASE CONTRACT FOR HOUSING UNIT
EX-4.23 LEASE CONTRACT FOR HOUSING UNIT
EX-4.25 LABOUR CONTRACT OF JEFF WANG DATED MAY 24, 2006
EX-4.30 SHARE TRANSFER AGREEMENT
EX-4.31 SHARE TRANSFER AGREEMENT
EX-8.1 LIST OF SUBSIDIARIES
EX-10.1 CONSENT OF DELOITTE TOUCHE TOHMATSU CPA LTD.
EX-12.1 CEO CERTIFICATION
EX-12.2 CFO CERTIFICATION
EX-13.1 CEO CERTIFICATION - SECTION 906
EX-13.2 CFO CERTIFICATION - SECTION 906

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company” and “our” refer to China Finance Online Co. Limited, or CFO Hong Kong, its subsidiaries, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, Stockstar Information Technology (Shanghai) Co., Ltd., or CFO Stockstar, Shenzhen Genius Information Technology Co., Ltd., or CFO Genius, Jujin Software (Shenzhen) Co., Ltd. or Jujin, Zhengning Information Technology (Shanghai) Co., Ltd., or Zhengning and, in the context of describing our operations, also include our PRC-incorporated affiliate, Fuhua Innovation Technology Development Co., Ltd., or Fuhua, and Shanghai Meining Computer Software Co., Ltd., or CFO Meining, Fuhua’s wholly owned subsidiary;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We and certain selling shareholders of our company completed the initial public offering of 6,200,000 American Depositary Shares, each representing five of our ordinary shares, par value HK$0.001 per share on October 20, 2004. On October 15, 2004, we listed our ADSs on the Nasdaq Global Market (known as the Nasdaq National Market prior to July 1, 2006), or Nasdaq, under the symbol “JRJC.”
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies, including how we effect our goals and strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings;

•	our plans to use acquisitions and strategic investments as part of our corporate strategy;

•	competition in the PRC financial data and information services industry;

•	performance of China’s securities markets;

•	growth in our subscriber base;

•	PRC governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3. KEY INFORMATION
A. Selected financial data.
The selected consolidated financial data presented below have been derived from our consolidated financial statements. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2002	2003	2004	2005	2006 (4)
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	1,050	2,271	6,016	7,482	7,128
Cost of revenues	(254)	(298)	(394)	(482)	(1,468)

Gross profit	796	1,973	5,622	7,000	5,660
Operating expenses:
General and administrative	(253)	(400)	(727)	(1,740)	(2,956)
Product development	(157)	(149)	(173)	(236)	(742)
Sales and marketing	(275)	(284)	(801)	(1,795)	(2,666)

Total operating expenses	(685)	(833)	(1,701)	(3,771)	(6,364)

Income (loss) from operations	111	1,140	3,921	3,229	(704)
Interest income	95	51	294	1,486	1,003
Other income (expense)	(4)	(1)	(2)	—	115
Exchange gain (net)	—	—	—	366	267
Loss from impairment of cost method investment					(1,322)
Income (loss) before income taxes	203	1,190	4,213	5,081	(641)
Income tax benefit (provision)	—	—	384	(457)	41
Net income (loss)	$203	$1,190	$4,597	$4,624	$(600)
Dividends on preference shares	—	(352)	—	—	—
Income (loss) attributable to ordinary shareholders	$203	$838	$4,597	$4,624	$(600)
Income (loss) per share-basic	$0.01	$0.04	$0.12	$0.05	$(0.01)
Income (loss) per share-diluted	$0	$0.01	$0.05	$0.04	$(0.01)
Income per ADS equivalent-basic(2)	$0.06	$0.21	$0.59	$0.25	$(0.03)
Income per ADS equivalent-diluted(2)	$0.01	$0.06	$0.26	$0.22	$(0.03)
Dividends declared per ordinary share or preference shares	—	$0.01	—	—	—

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2002	2003	2004	2005	2006
Consolidated balance sheet data:
Cash and cash equivalents	$4,451	$5,806	$70,596	$46,168	$44,956
Current working capital(3)	3,565	4,306	67,590	45,227	38,011
Total assets	4,929	6,606	71,861	63,113	71,119
Deferred revenue	934	1,278	3,487	1,859	6,419
Total current liabilities	982	1,875	3,773	2,282	8,521
Total shareholders’ equity	$3,947	$4,731	$68,088	$60,831	$62,453

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period, calculated by using the average of the exchange rates on the last day of each month during the period. All translations from Renminbi to U.S. dollars were calculated for the periods listed below at the corresponding rates:

For the years ended December 31,	RMB per US$1.00
2002	8.2770
2003	8.2770
2004	8.2768
2005	8.1472
2006	7.9693
For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates were as set forth below as of the corresponding dates:

As at December 31,	RMB per US$1.00
2002	8.2800
2003	8.2769
2004	8.2765
2005	8.0702
2006	7.8087
(2)	Each ADS represents five ordinary shares.

(3)	Current working capital is the difference between total current assets and total current liabilities.

(4)	In 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB7.8087, which was the prevailing rate on December 31, 2006. The prevailing rate on March 31, 2007 was $1.00 to RMB7.7342. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1472	8.2765	8.0702	8.0702
2006	7.9693	8.0705	7.8051	7.8087
2007 (through May 15, 2007)	7.7450	7.8135	7.6739	7.6948

(1)	Averages are calculated from month-end rates.
B. Capitalization and indebtedness.
Not Applicable.
C. Reasons for the offer and use of proceeds.
Not Applicable.

D. Risk factors.
Risks relating to our business
Our business is substantially dependent on the level of trading activity in China’s securities markets, which is dependent on factors outside of our control such as stock market volatility, tax and regulatory changes, inflation, interest rate and other factors that could dampen investors’ interest in investing in China’s securities markets and materially and adversely affect our revenue and profitability.
Our business is substantially dependent on user demand for market intelligence on China’s securities markets. Such demand has fluctuated with the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility and decrease in value. The Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index declined 44.80% and 39.14%, respectively, from January 2, 2001 to December 30, 2005, and then increased 130.43% and 132.12%, respectively in 2006. On February 27, 2007, both the Shanghai Stock Exchange A-Share Index and the Shenzhen Stock Exchange A-Share Index each declined by approximately 9% on a single trading day, which was attributed in the financial press to rumors that the Chinese government would institute a capital gains tax and of increasing vigilance over bank loans to finance stock market activities. Any factors that lead to weakness or volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be materially and adversely affected.
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
In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy. In 2006, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. If China experiences increased inflation in future, the Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese central bank may have an adverse effect on China’s securities markets, which would adversely impact our business.
Our revenues and profits could decline if we fail to attract sufficient numbers of subscribers to our more comprehensive service packages or if we fail to retain our existing subscribers.
We depend on the sale of our more comprehensive service packages such as Value Engine and Grand Reference for a significant portion of our total revenues. In the fourth quarter of 2006, a significant portion of our recent revenue growth can be attributed to strong subscriber growth in our Value Engine series. For the year ended December 31, 2006, subscription revenues generated from sales of Value Engine and Grand Reference series were $4.2 million, representing 83% of our total subscription revenues during the same period. As our service packages become more comprehensive and higher priced, we expect that our future revenues and revenue growth will increasingly depend on sales of our more comprehensive service packages to a much greater extent than sales of our other service packages. If we fail to attract a sufficient number of subscribers to our more comprehensive service packages, our revenues and profits could decline. Moreover, our financial success depends on our ability to retain our subscribers and migrate them to newer, more comprehensive and higher priced service packages. If we are unsuccessful at developing new service packages that are attractive to our users, or if our users elect to renew existing service packages rather than purchase newer or more comprehensive service offerings, our revenues and profits could decline.
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
Our business could be materially and adversely affected if our service package Value Engine could not generate sustainable growth.
In late August 2006 we launched Value Engine, a new series of service packages we developed to target investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. While there was a strong growth in the sales of Value Engine in the fourth quarter of 2006, we cannot assure you that we can maintain such growth. If other service offerings not offered by us are preferred by our target customers over Value Engine, or if we experience difficulties that could delay or prevent us from introducing new versions of Value Engine, we may not be able to grow our business in the financial data and information services market as we have projected and our business could be materially and adversely affected.
We have a limited operating history, which may make it difficult for you to evaluate our business.
Our business was incorporated in November 1998, and our current operations were established in April 2000. Our service offerings have only been commercially available since April 2001. Our senior management and employees have worked together at our company for only a relatively short period of time. Furthermore, the acquisition of CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006 and our October 2006 acquisition of CFO Stockstar, a leading finance and securities website in China, have altered the overall composition of company. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects.
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
In addition, online advertising business strategies may be developed in addition to our subscription-based service offerings. However, since we regard subscription-based services as our current core business and allocate a significant portion of the advertising inventories of our websites, namely, www.jrj.com and www.stockstar.com, to promote our subscription-based service offerings, our current online advertising business has been limited and, to date, we do not have significant experience with selling Internet-based advertising. We cannot assure you that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our websites will not detract from our users’ experience and thereby adversely affect our brand name or our subscription-based service offerings.
If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.
We face significant competition which could adversely affect our business, financial condition and results of operations.
The online financial data and information services market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. More broadly, the number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities. Some of the sponsors with whom we currently maintain sponsorship arrangements could also become our competitors in the future.
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
In addition to us, many companies in China offer stock quotes, economic and company-specific news, historical stock performance statistics, online chatting regarding individual securities and other features for free over the Internet. If users determine that the information available for free over the Internet is sufficient for their investing needs, they would be unlikely to pay for subscription to our services, thus reducing our revenues and net income and forcing us to develop a new business model. Furthermore, the amount and quality of information available for free over the Internet may expand in the future, reducing the attractiveness of our services and forcing us to spend additional money to develop more sophisticated services in order to compete. There can be no assurance that we would be successful in developing a new business model or more advanced services in response to either of the above challenges. Failure to do so would lead to significant declines in our number of subscribers, revenues and net income.
Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information on a real-time basis, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.
We depend on two securities data providers associated with the Shanghai and Shenzhen Stock Exchanges to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We primarily rely on contractual arrangements with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, and with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. While our agreement with Shanghai Stock Exchange Information Network Co., Ltd. whereby we are certified to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data) and upgrade the features and functions of our current products is contemplated to continue through July 31, 2009, our contract with Shenzhen Securities Information Co., Ltd. will expire on March 1, 2008. Any disruption in our ability to secure data, price quotes or other trading related information on timely basis either through technical issues or through our inability to maintain and renew our contracts with the Shanghai and Shenzhen Stock Exchanges will have a material adverse effect on our business.
We have also recently transitioned the primary source of historical data and information on listed companies, bonds and mutual funds to Shenzhen Genius Information Technology Co. Ltd., or CFO Genius, which we acquired in September 2006. Starting from May 2007, CFO Genius has provided us with historical data and information, thereby mitigating our reliance on third-party backup providers of such historical data and information. Though we maintain raw data provision contracts with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd. as alternative sources of historical data and information, any problems arising in or any disruption to the transition to CFO Genius as the primary provider of historical data and information will have a material adverse effect on our business.
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
Additionally, we cannot assure you that we will be able to enter into or maintain our business arrangements with our current data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.
Our business would be adversely affected if we do not continue to expand and maintain an effective customer support force.

We market our service offerings through our websites, as well as through our customer service centers in Beijing and Shanghai, which as of March 31, 2007 had 146 full-time and trained customer support personnel. In addition to sales and marketing functions, we depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.
Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.
An active acquisition program is an important element of our corporate strategy. For example, we acquired CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006. In October 2006, we also acquired CFO Stockstar, a leading finance and securities website in China. We may not be able to achieve all of the benefits of the business combination or to successfully integrate CFO Stockstar’s and CFO Genius’s operations into ours. While CFO Stockstar and CFO Genius contributed positive operating cash flows on a collective basis in the fourth quarter of 2006, we can assure you that they will continue to do so. Moreover, we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:
•	the acquisition may not further our business strategy, or we may pay more than it is worth;

•	we may not realize the anticipated increase in our revenues if we are unable to sell the acquired company’s products to our customer base, or the acquired contract models of acquired contract models companies;

•	we may have difficulty identifying suitable acquisition opportunities and integrating acquired companies with our existing operations or their products and services with our existing products and services;

•	we may have higher than anticipated costs in continuing support and development of acquired products;

•	we may have multiple and overlapping product lines that are offered, priced and supported differently, which could cause customer confusion and delays;

•	our due diligence process may fail to identify problems, such as issues with unlicensed use of intellectual property;

•	we may have legal and tax exposures or lose anticipated tax benefits as a result of unforeseen difficulties in our legal entity integration activities;

•	we may face contingencies related to intellectual property, financial disclosures and accounting practices or internal controls;

•	our ongoing business may be disrupted and our management’s attention may be diverted by transition or integration issues; and

•	to the extent that we issue a significant amount of equity securities in connection with future acquisitions, existing ADS holders and shareholders may be diluted and earnings per share may decrease.
These factors could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or multiple concurrent acquisitions.
Our plan to make strategic investments may negatively affect our business due to the poor financial condition and operating performance of those companies we invest in and other risks.
As part of our business strategy, we may also make strategic investments intended to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we invested in Moloon International, Inc., or Moloon, a Chinese wireless technology and service provider, in December 2005. However, the financial condition and operating results of companies we invest in such as Moloon could negatively affect our business and financial condition. Moreover, our cooperation with Moloon and potentially other companies may not generate meaningful revenue or any at all. Government regulations may adversely affect the business of companies we invest in, which could have a material and adverse impact on our business. For example, during the second half of 2006, China Mobile Communication Corporation announced policy changes in accordance with directives from China’s Ministry of Information Industry which, among others, required mobile value-added service, or MVAS, providers such as Moloon to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on all MVAS providers including on Moloon’s MVAS business. Consequently, following an independent valuation of our cost method investment in Moloon based on its MVAS business, it is determined that a decline in value had occurred and we recorded non-cash asset impairment of $1.32 million in total, reducing the carrying balance of such investment from $13.93 million to $12.61 million. In the future, we may also consider further strategic investments and partnerships with companies that specialize in non-exchange traded financial products in order to acquire their expertise in that area which we believe are difficult to obtain otherwise.
Our ability to successfully make strategic investments will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with strategic partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership or joint venture transaction may take considerable time to develop, and we cannot assure you that any particular partnership or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require significant management time and resources. Moreover, the partnership and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.
Our business could be materially and adversely affected if increased usage strains our server systems or if we suffer from other system malfunctions.
In the past, our websites have experienced significant increases in traffic when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our websites have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our websites are able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays.
We also depend on other Internet content providers, such as other financial information websites, to provide data and information to our website on a timely basis. Our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need. For example, on December 27, 2006, earthquakes in Taiwan caused widespread Internet and telecommunications disruptions in the PRC lasting for a week or more in certain areas, which affected the ability of Internet content providers to transmit data and information to our website and also affected the ability of Internet service providers and other website operators to access our website. Such disruptions may materially and adversely affect our business, results of operations and financial condition.
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
Our PRC wholly owned subsidiaries, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius, enjoy preferential tax treatments, including reduced tax rates, tax holidays or tax refunds, provided by either the PRC government or its local agencies or bureaus. For example, as a foreign invested software development company, CFO Beijing was granted by the Beijing branch of the PRC tax bureau three tax incentives that have the effect of:
•	Exempting the company from enterprise income tax for 2003 and 2004; and

•	Providing the company a preferential enterprise income tax rate of 12% from 2005 to 2007, the rate currently applicable to wholly foreign-owned enterprises based in Beijing and not subject to other tax holidays.
Similarly, in December 2004, we established our subsidiary CFO Software in Beijing that was classified by the Beijing local government as a foreign invested high-technology company. With the classification of a foreign invested high-technology company, CFO Software expects to receive tax incentives provided to such companies from the Beijing branch of the PRC tax bureau that have the effect of:
•	Exempting the company from enterprise income tax from 2005 to 2007; and

•	Providing the company a preferential enterprise income tax rate of 7.5% from 2008 to 2010, and 15% for taxable years thereafter, the rate currently applicable to companies classified as high-technology companies based in Beijing and not subject to other tax holidays.
In the absence of these incentives, CFO Beijing and CFO Software would be subject to the enterprise income tax rate of 33% applicable to domestic PRC companies generally. If CFO Beijing and CFO Software had not received these preferential tax treatments and were required to pay enterprise income tax at the same rate as domestic PRC companies, our business would be adversely affected.
Furthermore, CFO Stockstar, established in Shanghai in June 2000 and CFO Genius, established in Shenzhen in March 1996, each enjoys a preferential enterprise income tax rate of 15% rather than the enterprise income tax rate of 33% applicable to domestic PRC companies generally and is not subject to other tax holidays.
On March 16, 2007, the National People’s Congress of China approved the new income tax law, which will come into effect on January 1, 2008. The detailed implementation rules of the new income tax law have not been promulgated yet. The tax rate applicable to CFO Beijing will change to 25%, and we believe that under the new income tax law, the preferential tax treatment enjoyed by CFO Stockstar and CFO Genius will be grandfathered. However, if the qualifications for classification as a foreign invested high-technology company are changed, certain of the preferential tax treatments to certain of our subsidiaries may be revoked. If this or any other preferential tax policies are revoked or amended, our business may be adversely affected.
In addition, with respect to revenue generated from the sale of certain online subscription , including our service packages, CFO Beijing and CFO Software both obtain value-added-tax, or VAT, refunds that reduce their effective VAT rates from 17% to 3%. We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition.
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
We believe that we were not a PFIC for the taxable year 2006. However, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, the value of our ADSs has declined to a low of $3.95 per ADS during the fourth quarter of 2006 from a high achieved on the date of our initial public offering of $15.99 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active business is substantial in comparison with the gross income from our business operations.
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
Risks relating to regulation of our business and to our structure
We rely on contractual arrangements with Fuhua, our PRC-incorporated affiliate, and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If Fuhua fails to perform its obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.
Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements with Fuhua, our PRC-incorporated affiliate over which we have no direct ownership, and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over Fuhua as direct ownership.
If we had direct ownership of Fuhua, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. In addition, we cannot be certain that the individual equity owners of Fuhua will always act in the best interests of China Finance Online, especially if they leave the company.

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
If we, CFO Beijing, CFO Software, Fuhua or CFO Stockstar are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our website or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory permit, but we cannot be sure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online financial data and information service industry, we could be subject to severe penalties.
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China. We are a Hong Kong company. We conducted our operations in China solely through CFO Beijing, our wholly owned subsidiary from April 2000 to December 2004. In December 2004, we established CFO Software as a foreign invested high-technology company, and currently conduct our operations in China through CFO Beijing and CFO Software, as well as CFO Stockstar and CFO Genius, both of which we acquired in 2006. We are a foreign enterprise and each of our subsidiaries, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius, is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar nor CFO Genius is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Zhiwei Zhao, our chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively. We have been and are expected to continue to be dependent on Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with Fuhua, pursuant to which we provide operational support to Fuhua. In addition, we have entered into agreements with Fuhua and Wu Chen and Jun Ning, the shareholders of Fuhua, which provide us with the substantial ability to control Fuhua. Jun Ning transferred his holdings in Fuhua to Zhiwei Zhao, our current chief executive officer and a member of our board of directors, in November 2006. As a result, Zhiwei Zhao replaced Jun Ning as a party to all of the agreements we have entered into with Jun Ning in connection with his holdings in Fuhua and the operation of Fuhua.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that our arrangements with Fuhua comply with PRC law.
If we, CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	Revoking business and operating licenses of CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius;

•	Discontinuing or restricting our operations or those of CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius;

•	Imposing conditions or requirements with which we, CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius may not be able to comply;

•	Requiring us, CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius to restructure the relevant ownership structure or operations;

•	Restricting or prohibiting our use of the proceeds of our initial public offering in 2004 to finance our business and operations in China; or

•	Taking other regulatory or enforcement actions, including levying fines that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

Our contractual arrangements with Fuhua may be subject to scrutiny by the PRC tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by Fuhua.
We could face material and adverse tax consequences if the PRC tax authorities determine that the contracts between CFO Beijing and Fuhua were not entered into based on arm’s-length negotiations. Although we based these contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CFO Beijing or CFO Stockstar, which could adversely affect us by increasing the tax liabilities of CFO Beijing or CFO Stockstar without reducing the tax liabilities of Fuhua, because Fuhua currently does not operate profitably. These increased tax liabilities could further result in late payment fees and other penalties to CFO Beijing and Fuhua for under-paid taxes.
We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have.
We are a holding company, and we rely principally on dividends and other distributions on equity paid by CFO Beijing, CFO Software, CFO Stockstar or CFO Genius for our cash requirements, including the funds necessary to service any debt we may incur. If any of CFO Beijing, CFO Software, CFO Stockstar or CFO Genius incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements CFO Beijing currently has in place with Fuhua in a manner that would materially and adversely affect CFO Beijing’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing, CFO Software, CFO Stockstar or CFO Genius only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of CFO Beijing, CFO Software, CFO Stockstar and CFO Genius to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.
China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Information Industry, or MII, the State Press and Publication Administration and the Ministry of Culture has promulgated regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.
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
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors. CFO Beijing, CFO Software, CFO Stockstar and CFO Genius are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius, may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. CFO Beijing, CFO Software, CFO Stockstar and CFO Genius may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Fluctuations in exchange rates could result in foreign currency exchange losses.
Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China allowed this rate to fluctuate within a narrow and managed band with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day; beginning on July 21, 2005, the People’s Bank of China has allowed this rate to fluctuate within a narrow and managed band with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s

Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. As a result of this policy change, Renminbi appreciated approximately 2.5% and 3.4% against the U.S. dollar in 2005 and 2006, respectively. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. We can offer no assurance that Renminbi will be stable against the U.S. dollar or any other foreign currency.
Our statements of operations of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our operations into U.S. dollars. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Risks relating to our shares and ADSs
Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $15.99 per ADS to a low of $3.95 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.
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
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, and amended the Plan in September 2004 and August 2006. As of March 31, 2007, we had granted options under the Plan with the right to purchase a total of 14,666,488 ordinary shares, of which 1,274,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company. Until December 31, 2005 we accounted for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123(R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the Plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
There were 105,584,933 of our ordinary shares including 15,416,231 ADSs (representing 77,081,155 of those ordinary shares) outstanding as of March 31, 2007. In addition, there are outstanding options to purchase an additional 11,140,148 ordinary shares, including options to purchase 5,550,388 ordinary shares that are vested and immediately exercisable. Their ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares is held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of March 31, 2007, five of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 54.64% of our outstanding ordinary shares. As of March 31, 2007, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 25.86% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
Furthermore, the depositary has deemed any holders who do not send in voting instructions at all or in time as having instructed the depository to give a discretionary voting proxy to the person(s) designated by us to receive voting proxies, with full power to exercise such holder’s (or holders’) voting rights under the ADSs’ underlying ordinary shares in the manner as the proxy holder deems fit. Accordingly, matters that favor the incumbent board of directors and management will have a higher likelihood of passing than would otherwise be the case.
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
Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly owned subsidiary, CFO Beijing until December 2004. In December 2004, we incorporated a new wholly foreign-owned enterprise, Fortune Software (Beijing) Co., Ltd., or CFO Software. Since then, we have conducted substantially all of our operations in China through those two wholly owned subsidiaries. As wholly foreign-owned enterprises, CFO Beijing and CFO Software are not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Information Industry or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Beijing Fuhua Innovation Technology Development Co., Ltd., or Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Wu Chen, a financial manager of International Data Group China, Ltd., a PRC limited liability company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Zhiwei Zhao, our chief executive officer, hold 55% and 45% of the equity interests in Fuhua, respectively.
In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on Nasdaq.
On September 21, 2006 China Finance Online entered into an agreement to acquire all the equity interest in CFO Genius, CFO Genius engages in the business of constructing and maintaining financial information databases and providing networked information solution. It was the first company of its kind in China to build databases and to provide electronic information networks for domestic securities and investment firms at the time of its establishment in 1994. The acquisition is expected to strengthen the Company’s position in the industry and provide future opportunities to develop database products. CFO Genius is a financial information database provider primarily serving domestic securities and investment firms, for a total cash consideration of $1,040,081, including $40,081 in transaction costs.
In October 2006, we closed the acquisition of CFO Stockstar and CFO Meining, a related company of CFO Stockstar that operates www.stockstar.com. Under the definitive agreements, we and one of our affiliates paid US$6.5 million and RMB12 million, respectively, for an aggregate consideration of approximately US$8 million, in exchange for 100% of the equity of CFO Stockstar and 100% of the equity of CFO Meining. Established in 1996, www.stockstar.com is one of the leading finance and securities websites in China.
Our principal executive office are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100032, People’s Republic of China and our telephone number is (8610) 5832-5288.
B. Business overview.
We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools that we have developed, which we refer to as research tools. Our research tools combine:
•	financial analysis tools that permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s listed company stocks, bonds and mutual funds;

•	categorized news and research reports; and

•	online forums and bulletin boards.
With our screen layout and menu options, we display our research tools in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.
Our service offerings permit users to subscribe to several of the service packages that we offer. These offerings are broadly divided into three categories: Securities Market Information, Technical Analysis, and Fundamental Analysis. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in the Chinese financial markets. Our service offerings can be accessed using our research tools and through our websites at www.jrj.com or www.stockstar.com. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of December 31, 2006, with the acquisition of CFO Stockstar, we had a total of approximately 6.05 million registered user accounts, and approximately 28,316 fee-based active subscribers. Our registered users are Internet users who maintain a registered account with either www.jrj.com or www.stockstar.com. Fee-based active subscribers refer to registered user who subscribe to a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through the Internet.
Our service offerings to users are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals. In late August 2006, we formally launched the high-end version of Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. In September 2006, we rolled out lower-end versions of Value Engine to capitalize on investors’ demand for fundamental analysis tools. Most, if not all, all of our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them.
Our website users are not charged for visiting our websites and obtaining basic financial information such as real-time quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, and financial news. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. We categorize, process and, through our subscription-based research tools and our website content, present data and research results to our subscribers, allowing them to make informed investment decisions. Our service offerings are designed to enhance our users’ and subscribers’ experience due to the following characteristics:
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
To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time stock quotes from both the Shanghai and Shenzhen Stock Exchanges, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, commentaries from licensed individual securities advisors and news feeds from news publishers and media companies.
A substantial portion of our revenue is derived from annual subscription fees for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the service period.
Growth Strategy
Our goal is to become the leading provider of comprehensive financial data and information relating to securities and other financial instruments traded on China’s securities exchanges. We intend to:
•	increase our subscriber base by expanding distribution channels such as banks, mutual funds and brokerage firms;

•	upgrade our existing service offerings and expand our present service offerings to include data and information relating to other financial instruments such as mutual funds, currencies, futures and commodities; and

•	continue to encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings.
Our Services
We collect, process and, through our research tools and our website content, provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. In late August 2006, we launched a new subscription service offering, Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. This new subscription package aggregates research reports, live financial news, market commentaries, up-to-date Chinese listed companies’ financial information and database.
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
Real-time and historical data.
Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 2,000 securities, including company stocks, bonds, warrants and mutual funds, listed on China’s Shanghai and Shenzhen Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai and Shenzhen Stock Exchanges. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.
We also offer our subscribers detailed historical data and information on listed companies, mutual funds and bonds. This information is available for our subscribers to download from our website and is available on compact diskettes but are not accessible to general viewers. We collect historical data and information, process this information and, through our research tools, allow our subscribers to retrieve critical data and information they select.
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
Research reports.
Through our integrated information platform, our users can view financial news letters and analytical reports from a number of China’s prominent securities professionals. We draw market research reports and commentaries from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, commentaries from licensed individual securities advisors. For our subscribers, we categorize these reports and commentaries based on topics, industry sector and other customary categorizations.
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
Our websites
Our website content and our research tools are the key components of our information platform. Our websites have four primary functions:
•	to attract visitors and market our subscription based service offerings;

•	to store content and serve as an integral part of our information platform;

•	to serve as download platforms for our service offerings; and

•	to display online advertisements.
In order to attract visitors to our websites, we offer a significant portion of our website content free of charge. This free content includes real-time stock quotes, trading volumes, pricing indicators for listed companies in China and market news from the Shanghai and Shenzhen Stock Exchanges. Through our websites, users can also participate in online forum discussions and bulletin boards. Our websites also have an important marketing function for our subscription based service offerings. We provide examples to our visitors on our websites of the various premium content and features they can access and receive by becoming a subscriber to our service offerings.
Our premium content and features are accessible through our research tools, some of which are web-based and others are computer-based. Subscribers to our web-based research tools are required to register and maintain personal accounts with our websites. These subscribers can store important information they viewed and analytical results they obtained in their personal accounts maintained at our websites, and later review that information and results using the same screen layouts and menu options our websites provide.
Subscribers to computer-based research tools can download from our website the packages they selected to their computers.
We believe our websites are designed for ease of use and accommodate low bandwidth access to the Internet. In addition, we have also historically derived some revenue from online advertising.
Our research tools
Subscribers to our service can elect to use a number of different research tools we have developed to access and utilize our premium content and features. We currently offer different service packages incorporating some or all of our research tools to our users. Our service packages provide research tools focused around three main categories: Securities Market Information, Technical Analysis and Fundamental Analysis.

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
We offer subscribers a variety of research tools designed to provide information and analysis, including financial analysis, as well as the ability to search and sort out data and information, based on subscribers’ needs and preferences. For example, we make available services that permit subscribers to analyze our content using some or all of the following research tools:
•	Categorized macro information. This feature allows subscribers to search and sort up-to-date and comprehensive news and information relating to the broader financial markets or a specific financial topic or industry sector. We have a dedicated team of professional editors who collect, organize, categorize and index macro-economic and financial market information on a daily basis, according to user feedback and classification methods that we believe are accepted practice in securities markets in China.

•	Industry sector analysis. Many investors in China seek to distinguish between listed companies with investment potential and those prone to financial trouble by analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on market accepted performance parameters such as price-to-earnings ratios and profit margins.

•	Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholdings and other related data and information. Our subscribers can receive fundamental financial and trading information organized by their specifications and display these results on a graphical interface that we designed to be easy to visualize and navigate.

•	Mutual fund analysis. Our mutual fund research tool focuses on categorizing information relating to the portfolio holdings of mutual funds. This feature allows subscribers to study the collective effect of large market players on individual stocks. This feature also offers information relating to the performance of individual mutual funds, allowing subscribers to assess the risks and rewards of investing in mutual funds.

•	Technical analysis. This feature allows investors interested in trends formulated by historical trading data to perform technical analysis on listed companies. With over 60 markets accepted technical indicators and a complete database of historical data and information on all of China’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on any stock listed on China’s stock exchanges.
In August 2006, we launched a new subscription-based service package which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. We expect to provide additional research tools as our services expand. We expect that as we introduce data and information on commodities, we would include a separate research tool for that purpose. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.
Our securities service packages. Our service packages are categorized into the following three main areas:
     • Securities Market Information. Our Securities Market Information service packages, called Mega Trend series, are developed on the basis of Level II quotes. On June 15, 2006, we entered into an agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, or SSE. Under the definitive agreement, China Finance Online is certified by SSE to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through April 30, 2009.
SSE through its affiliate officially published its Level II quotes on July 18, 2006. On the same day, China Finance Online activated the accounts for the first group of its Level II customers. Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.
     • Technical Analysis. Technical Analysis involves researching historical price and volume data, patterns and trends to predict the performance of a given stock. This type of analysis focuses on chart formations and formulas to identify major and minor trends to recognize buying opportunities and exit points. The Grand Reference series is the primary product featuring our technical analysis service offerings.
     • Fundamental Analysis. Fundamental Analysis involves examining the company’s financials and operations, especially sales, earnings, growth potential, assets, debt, management, products, and competition. Fundamental Analysis takes into consideration only those variables that are directly related to the company itself, rather than the overall state of the market or technical analysis data. In late August 2006, we formally launched the high-end version of Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. In September 2006, we formally rolled out lower-end versions of Value Engine to capitalize on investors’ demand for fundamental analysis tools.
Pricing policy
We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. For example, Value Engine has multiple versions ranging from low end to high end with different levels of, comprehensiveness in terms of features and functionality which target various levels of customer demand for fundamental analysis. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encourage all of our users to upgrade to newer versions of our service packages or more comprehensive service packages.
We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine.
Our new service features

We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest in technology and innovation. We believe that we are one of the few online financial information service providers in China that have solid in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings and enhance our competitiveness, while keeping development costs at a minimum.
Customer support
Our customer support center provides our subscribers real-time and personal support and is staffed by a team of 146 trained full-time customer support personnel. Our customer support center currently operates from 8:00 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 8:30 p.m. on weekends and holidays. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. We have an in-house training program for our customer support personnel, which includes training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.
Our content providers
We draw content from the Shanghai and Shenzhen Stock Exchanges, which provide us with real-time stock, bond and mutual fund pricing and other information, and our data providers, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also draw content from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, licensed individual securities advisors, and news publishers and media companies, as well as financial institutions, such as banks, trust companies and insurance companies.
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
Our agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, allows us to develop service packages based on Level II quotes and upgrade the features and functions of our current products. This agreement is contemplated to continue through July 31, 2009. Level II quotes give investors unique insight into a stock price’s movement and provide faster and more comprehensive trading data. Our agreement with Shenzhen Securities Information Co., Ltd., associated with the Shenzhen Stock Exchange, will expire in March 1, 2008. Under these agreements, we may distribute the financial data and information we receive to our users, but not to other vendors or distributors. Each of these two data providers can terminate its respective agreement with us if we breach the terms of the relevant agreement, such as fail to pay or delay our payment of fees to these providers.
Data providers

We acquired CFO Genius in September 2006. Starting in May 2007, CFO Genius has provided us with historical data and information on listed companies, bonds and mutual funds for input into our information platform. We are able to obtain information in accordance with designated parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information. The updates provided by CFO Genius range from several times a day to once a month depending on the type of information. In addition, we have raw data provision contracts with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd as alternative sources of historical data and information.
Financial Institutions, securities advisors and stock brokerages
We have entered into cooperation contracts with various financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us. We have also entered into cooperation arrangements with securities advisory companies, futures companies and securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance.
News and media conglomerates
We also draw content in the form of breaking headlines and other news information from publishers and distributors of traditional media.
Chinese news publishers and media companies
We are permitted under these arrangements to extract financial news, reports and information taken from their print publication channels, and to store, reproduce, market and deliver such information to our users through our website. We rely on our editorial staff to compile, for publication on our website, publicly available financial news, reports and information received from these sources that are relevant to China’s financial markets.
Sales and marketing
We market our service offerings through our websites, as well as through 146 customer support personnel at our customer service centers. Our websites provide detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems. We also market our service offerings through banks, mutual funds and stock brokerage firms.
We charge our subscribers a subscription fee for the use of our service packages over an agree-upon service period, typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of cash payment, we promptly activate our subscribers’ accounts with us. Since we accept cash as the only payment method, we do not take any credit risk of our subscribers. We have a refund policy, and refunds in 2006 represented approximately 1% of cash revenues received from individual subscribers.
Online advertisement
Our websites www.jrj.com and www.stockstar.com are among the most popular financial websites in China. Although we believe our Internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market, in 2006, we allocated most of our advertising inventory to promote our subscription-based software offerings. Online advertising was not considered a core service line of our business in 2006 nor do we expect it to be in 2007. As a result, our online advertising revenue and other related revenues decreased from $1.7 million in 2005 to $1.3 million in 2006, and will likely continue to decline as a percentage of our revenues.
Product development
Our product development team of 89 personnel is responsible for the design and enhancement of features contained in our service packages. Our product development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct frequent meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our product development team works closely with our customer support team to develop features and content that are based on feedback we received from our subscribers and users.
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
As an example of our recent product development efforts that we believe will broaden our customer base, in August 2006 we launched our new service package, Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. Furthermore, we continue to develop and add new features to our existing service packages.
Technology and infrastructure
Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and four times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2006.
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
Competition
The online financial data and information service market in China is relatively new, has few substantial barriers to entry and is competitive and rapidly changing. The number of online financial news and information sources competing for users’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:
•	publishers and distributors of traditional media, including print, radio and television, such as China Securities News, Shanghai Securities News, International Financial Times, 21st Century Economic Reports, as well as radio and television programs and news focused on financial news and information;

•	internet portals providing information on business, finance and investing, such as sina.com.cn and sohu.com;

•	financial information web pages offered by websites such as hexun.com;

•	personal stock research software vendors, such as Shanghai Qian Long High Tech Corporation, that develop and market stock research software through stock brokerage companies; and

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities, such as Haitong Securities.
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
Our PRC subsidiaries, CFO Beijing, CFO Software, CFO Stockstar and CFO Genius, are the registered owners of 26 software copyrights, each of which has been registered with the State Copyright Bureau of the PRC.
We have registered two domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 8 trademarks registered with the China Trademark Office, owned by CFO Stockstar and CFO Genius. Our applications for trademark registration of “Financial Street Fuhua” in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China are still in the approval process.
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
Foreign ownership restriction on Internet content provision businesses
PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through Fuhua, which is wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and chief executive officer, who are both PRC citizens. Jun Ning transferred his holdings in Fuhua to Zhiwei Zhao, our current chief executive officer and a member of our board of directors, in 2006. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, SAR, are a foreign entity for this purpose. CFO Beijing and CFO Software cannot hold such licenses and approvals because they are wholly foreign-owned enterprises.
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
Fuhua’s ICP licenses expressly states that, in relation to their Internet content provision and among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column,” of provide such information under express heading of “news”. Specifically, the Press Office of Beijing People’s Government, the government authority regulating news publication, confirmed with us that so long as we do not provide general news, we are not required to obtain a license to publish financial or economic related news content. However, on September 25, 2005, the Press Office of the State Council and the Ministry of Information Industry jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of internet news information services and require that internet content providers that provide internet news information services within such definition must apply for a license. Fuhua is planning to procure such a license.
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
Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our domain names, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, and obtained a certificate for this domain name. ICANN is an internationally organized, non-profit corporation that has responsibility for Internet Protocol (IP) address space allocation, protocol identifier assignment, generic (gTLD) and country code (ccTLD) Top-Level Domain name system management, and root server system management functions.
Website name
A PRC law published in September 2000 requires entities and individuals operating commercial websites to register their website names with the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC, which is authorized by the State Administration of Industry and Commerce, or the SAIC, as the only official registration authority in China during trial period. If any entity or individual operates a commercial website without obtaining such certificate, it may be charged a fine or imposed other penalties by the Beijing AIC. We have registered our website name, “JRJ Investment and Finance Network” and “Stockstar” with, and received commercial website name registration certificates from Beijing AIC.
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
Advertising regulation
PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. We hold our advertising permits through Fuhua, a PRC domestic company wholly owned by Wu Chen and Zhiwei Zhao, and CFO Meining, a subsidiary wholly owned by Fuhua.
C. Organizational structure.

We conduct substantially all of our business through our wholly owned subsidiaries in China, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, Zhengning, and Jujin,. In addition, we are dependent on Fuhua and CFO Meining, a wholly owned subsidiary of Fuhua, to host our websites.
The following table sets forth the details of our subsidiaries:

		Percentage of
	Country of	Beneficial Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd	China	100
China Finance Online (Beijing) Co., Ltd.	China	100
Beijing Fuhua Innovation Technology Development Co., Ltd.	China	100
Stockstar Information Technology (Shanghai) Co., Ltd	China	100
Shanghai Meining Computer Software Co., Ltd.	China	100
Zhengning Information & Technology (Shanghai) Co., Ltd.	China	100
Shenzhen Genius Information Technology Co., Ltd.	China	100
Jujin software (Shenzhen) Co., Ltd.	China	100

*	Denotes variable interest entity

The following diagram illustrates our corporate and share ownership structure:

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and CFO Beijing and CFO Software are foreign invested enterprises under PRC law and accordingly, neither we, CFO Beijing or CFO Software is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, in December 2000, we formed our affiliated Chinese entity, Fuhua, with Wu Chen and Xinzheng Wang, who later transferred his holdings in Fuhua to Jun Ning, our former chairman and chief executive officer. Both Wu Chen and Jun Ning are PRC citizens and own 55% and 45% of the equity interests in Fuhua, respectively. Jun Ning has resigned from his positions with us and transferred his holdings in Fuhua to Zhiwei Zhao, our current chief executive officer and a member of our board of directors in November 2006. Fuhua holds the licenses and approvals that are required to operate our www.jrj.com.cn and www.jrj.com websites and our www.jrj.com.cn and www.jrj.com domain names. Fuhua also holds the licenses and approvals required to operate our online advertising business. We and CFO Beijing have entered into a series of contractual arrangements with Fuhua and its shareholders, and Zhiwei Zhao replaced Jun Ning as a party to these contractual arrangements when he received Jun Ning’s holdings in Fuhua in November 2006. As a result of these contractual arrangements, we are considered the primary beneficiary of Fuhua and accordingly, we consolidate Fuhua’s results of operations in our financial statements.
Pursuant to our contractual arrangements with Fuhua, we provide equipment and services to Fuhua in exchange for fees. The principal equipment lease and services agreements that we have entered into with Fuhua include:
•	an equipment leasing agreement, pursuant to which Fuhua leases a substantial majority of its operating assets from CFO Beijing;

•	a technical support agreement, pursuant to which CFO Beijing provides technical support for Fuhua’s operations; and

•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to Fuhua, including consulting services in relation to Fuhua’s online advertising business.
We made a loan to each of the shareholders of Fuhua, Wu Chen and Jun Ning, solely for the purposes of capitalizing Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay the loans by transferring all of their interests in Fuhua to us or a third party designated by us. Zhiwei Zhao replaced Jun Ning as a party to the loan agreements when he received Jun Ning’s holdings in Fuhua in November 2006. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material adverse effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us. In addition, we have entered into agreements with Fuhua and its shareholders that provide us with the substantial ability to control Fuhua. Pursuant to these contractual arrangements:

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
D. Property and equipment.
Our principal executive offices, customer service center and principal sales, marketing and development facilities are currently located in Beijing, where our subsidiaries, CFO Beijing and CFO Software, as well as Fuhua, lease 2,500 square meters. CFO Stockstar, CFO Meining and Zhengning are located in Shanghai, leasing approximately 1,400 square meters. CFO Genius and Jujin both are located in Shenzhen, leasing approximately 900 square meters We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
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
Our net revenues decreased by 4.7% to $7.1 million in 2006 from $7.5 million in 2005. Our net income decreased by 113% from $4.6 million in 2005 to $601,000 in loss in 2006. We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period. Our deferred revenues were $6.4 million as of December 31, 2006, representing a 245% increase from our deferred revenues of $1.9 million as of December 31, 2005.
Our principal capital expenditures for 2004, 2005 and 2006 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $200,000, $235,000 and $1.0 million, respectively.
We spent approximately $57,000 from January 1, 2007 to March 31, 2007, principally on work stations and computers. For the remainder of 2007, we plan to spend approximately $1.2 million primarily on workstations, servers and computers, as well as on expenses associated with furnishing and outfitting our expanded principal executive office. Capital expenditures planned for in 2007 will be funded through operating cash flows.
Key factors affecting our operating results and financial condition
Some of the key factors affecting our operating results and financial condition include the following:
•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;

•	contribution of alternative revenue resources such as revenues from online advertising;

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•	other tax incentives we receive from PRC tax authorities resulting from CFO Beijing being a foreign invested software development company and CFO Software being a foreign invested high-technology company;

•	our cost structure, including, in particular, our cost for raw data;

•	the desirability of our service packages relative to other products and offerings available in the market;

•	our ability to benefit from the acquisition of CFO Stockstar and CFO Genius; and

•	PRC telecommunication and regulatory policies.
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
To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $1.3 million in 2006, representing a 17% decrease from the $1.7 million contributed in 2005. Revenues from advertising accounted for 18% of our gross revenues in 2006. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising is not considered a core service line of our business in 2006 and the foreseeable future.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $517,000 in revenue for VAT refunds in 2006.
Gross revenues
We generate subscription fee revenues mostly from the sales of the service packages we currently offer, which are comprised of downloadable and web-based research tools. A subscription permits the subscriber to use the selected service package for a one-year period.
The most significant factors that affect our subscription revenues are:
•	the number of registered user accounts on our websites;

•	the number of fee-based active subscribers; and

•	the service packages selected by our subscribers.
Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our website and rely on our offerings, we expect that a number of them will opt to purchase our subscription services. A substantial portion of our revenues are currently derived from our subscription services. Registered user accounts refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com. Fee-based active subscribers refer to registered users who subscribe for a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through the Internet. We view increase in the number of fee-based active subscribers as a measure of market acceptance and customer loyalty to our service offerings.
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
Net revenues
Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. Because CFO Beijing, CFO Software, Fuhua, CFO Stockstar, CFO Meining and CFO Genius operate in China, their gross revenues from sales that are not subject to VAT are subject to a business tax at a rate of 5%. We expect to pay business tax in the PRC on online advertising revenues we expect to generate in the future.
Revenue recognition
We charge our subscribers a subscription fee for the right to use our service packages for a one-year period. Since we accept cash as the only payment method, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the one-year subscription period, and promptly provide the subscriber with an account access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the twelve-month period corresponding with the subscriber’s subscription period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the twelve-month service period.
We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.
Cost of revenues
Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of data, cost of bandwidth, salary and compensation, depreciation and rent. Cost of revenues accounted for 7%, 6% and 21% of our net revenues in 2004, 2005 and 2006, respectively. We believe our relatively low ratio of cost of revenues to net revenues in 2004 and 2005 was primarily due to competitive labor expenses in China and, to a less extent, the efficiency of our web content and database personnel. The increase in the ratio of cost of revenues to net revenues in 2006 is due to increase in cost of data, cost of bandwidth, salary and compensation, etc. We expect our cost of revenues will increase in absolute amount of our net revenues in 2007. We believe this increase will partly be attributable to contribution from increase in cost of bandwidth, cost of raw data, and stock-based compensation incurred in 2007 as a result of our adoption of SFAS 123(R), which requires us to recognize all share-based payments to employees including grants of employee stock options based on the grant-date fair values commencing January 1, 2006.
Cost of data. Our cost of data consists of bandwidth fees, which we pay to Internet Data Center (IDC) and fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically between one and three years, depending on the provider. Our cost of data is the largest component of our cost of revenues, constituting 47 % of our cost of revenues in 2006, and is likely to be our most variable element of cost of revenues. Our cost of data is expected to increase:
•	if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources or

•	due to rate increases we may experience in the future upon renewal of our existing agreements.
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the cost of revenue and operating expense financial statement line items, as appropriate. Our operating expenses have increased as a percentage of net revenues for 2006 due to the expansion of our advertising business and the increase in the cost of professional services and other related costs associated with our being publicly listed in the U.S. The most significant factors affecting our operating expenses are:
•	advertising expenses relating to our sponsorship arrangements with portals, search engines and other websites;

•	salary and benefits for our employees, particularly our sales and marketing personnel and our management team;

•	professional services and other related costs associated with being publicly listed in the U.S.; and

•	expansion in operating scale associated with the acquisition of CFO Stockstar and CFO Genius.
We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity, including efforts we may undertake to expand our online advertising business.
General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and depreciation for general office furniture and equipment. We expect our general and administrative expenses to increase in 2007 and for the foreseeable future as we adopt SFAS 123(R) to recognize all share-based payments to employees including grants of employee stock options in our statements of operations based on the grant-date fair values commencing January 1, 2006. Among some of the general administrative expenses we expect to incur are expenses incurred in connection with our compliance with the Sarbanes-Oxley Act of 2002.

Product development expenses. Our product development expenses primarily consist of salary and compensation expenses of personnel engaged in the research, development and implementation of our new service offerings, rent and depreciation of equipment attributable to our product development efforts. We expect that our product development expenditures will increase for the next twelve months.
Sales and marketing expenses. Our sales and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel and advertising expenses that we pay to portals, search engines and other websites that we view as important for attracting users for our services. Growth in our sales and marketing expenses will depend on the ability of our advertising department to reach agreements with additional portals and websites and the rate such third parties will charge us to advertise on their websites. We expect to continue to increase our sales and marketing efforts in the foreseeable future.
Stock option plan and option agreements
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, under which we could issue share options with the right to purchase up to 5,688,488 ordinary shares to our directors, officers, employees, individual consultants and advisors. We amended the Plan in 2004 to permit the issuance of options to purchase up to an additional 5,000,000 ordinary shares. We granted options under the Plan with the right to purchase a total of 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004. As of March 31, 2007, 495,000 of these options granted in 2004 but terminated options were returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2005, we granted additional options under the Plan with the right to purchase a total of 5,003,000 ordinary shares to selected directors, officers, employees, individual consultants and advisors. As of March 31, 2007, 779,640 of these options granted in 2005 but terminated options were returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As a result, we may in the future grant options to purchase up to an additional 2,299,640 ordinary shares under the Plan. We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company.
In August 2006, our shareholders approved the amendment of the Plan to increase the number of shares available under the Plan by 5,000,000 ordinary shares. A total of 15,688,488 ordinary shares have been reserved for issuance pursuant to the Plan. In January 2007, we granted additional options under the Plan with the right to purchase a total of 3,272,000 ordinary shares to selected directors, officers, employees, individual consultants and advisors. We had a total number of 5,550,388 options that are vested and immediately exercisable for ordinary shares as of March 31, 2007. All of the options we granted in January 2004 have an exercise price of $0.16 per share and expire on March 5, 2009, the options we granted in June 2004 have an exercise price of $1.04 per share and expire on March 5, 2009, the options we granted in February 2005 have an exercise price of $1.31 per share and expire on February 18, 2015, the 400,000 and 200,000 options we granted in November 2005 have per share exercise prices of $1.12 and $1.16, respectively, the 700,000 options we granted in July 2006 have per share exercise prices of $1.07 and expire on July 4, 2016 and they expire on November 15, 2015. and the options we granted in January 2007 have an exercise price of $0.96 per share and expire on January 17, 2017. All of the options granted under the Plan to our directors and managers have a vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisers vested immediately upon grant or from two to three years after grant. Under the graded vesting method that we use, a specified portion of the shares subject to each option vests at the end of the first year and the balance vests each month thereafter.

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
Stock-based compensation. Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs on a graded-vesting attribution method over the requisite service period which is generally the vesting period.
For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as amended (“APB 25”). Accordingly, we recognized compensation expense only when options were granted with a discounted exercise price. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.
Cost method investment. For investments in an investee over which we do not have significant influence, we carry the investment at cost and recognizes income as any dividends received from distribution of investee’s earnings. we review the cost investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We recorded an impairment charge totaling $1,322,000 during the year ended December 31, 2006. No impairment charges were recorded during the years ended December 31, 2004 and 2005.
Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2004		2005		2006
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$6,064	100.8%	$7,627	101.9%	$7,337	102.9%
Business tax	(48)	(0.8)	(145)	(1.9)	(209)	(2.9)

Net revenues	6,016	100%	7,482	100%	7,128	100%
Cost of revenues	(394)	(6.5)	(482)	(6.4)	(1,468)	(20.6)

Gross profit	5,622	93.5	7,000	93.6	5,660	79.4
Operating expenses:
General and administrative	(727)	(12.1)	(1,740)	(23.3)	(2,956)	(41.5)
Product development	(173)	(2.9)	(236)	(3.2)	(742)	(10.4)
Sales and marketing	(801)	(13.3)	(1,795)	(24.0)	(2,666)	(37.4)

Total operating expenses	(1,701)	(28.3)	(3,771)	(50.5)	(6,364)	(89.3)
Income from operations	3,921	65.2	3,229	43.2	(704)	(9.9)
Interest income	294	4.9	1,486	19.9	1,003	14.1
Other expense, net	(2)	—	—	—	115	1.6
Exchange gain (net)	—	—	366	4.9	267	3.7
Loss from impairment of cost method investment	—	—	—	—	(1,322)	(18.5)
Income before income taxes benefit (provision)	4,213	70.1	5,081	67.9	(641)	(9.0)
Income tax benefit (provision)	384	6.4	(457)	(6.1)	41	0.58

Net income (loss)	$4,597	76.4%	$4,624	61.8%	$(600)	(8.4%)

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2004, 2005 and 2006, all translations from Renminbi to U.S. dollars were calculated at RMB8.2768, RMB8.1472 and RMB7.9693 per US$1.00, respectively.

(2)	We receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month subscription period.
Year ended December 31, 2006 compared to year ended December 31, 2005
Revenues
Our gross revenues decreased by 3.9% from $7.6 million in 2005 to $7.3 million in 2006. The slight decrease is because more revenue was deferred in 2006 than that in 2005, which results in slightly less revenue recognized in 2006 than that of 2005. A large part of net operating cash will be realized as revenue in 2007. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Under U.S. GAAP, such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2006 is $6.4 million, an increase of 245% compared $1.9 million of 2005, The significant increase in deferred revenue as of 31 December 2006 is due to our strong performance in the subscription business and such increase in deferred revenue will be recorded as net revenues over the next several quarters.
Our revenues derived from online advertising sales decreased to $1.3 million in 2006 from $1.7 million in 2005. This decrease primarily resulted from the fact that online advertising was no longer a core service line in 2006 nor will it be in the foreseeable future. In 2006 we allocated most of our advertising space on our websites to promote our own subscription-based online service offerings.
Our business taxes attributable to our gross revenues increased from $145,000 in 2005 to $209,000 in 2006, primarily due to increase in business taxes associated with our increase in advertising and related businesses. After taking into account business taxes attributable to our gross revenues, our net revenues decreased by 5% to $7.1 million in 2006 from $7.5 million in 2005.
Cost of revenues
Our cost of revenues in 2006 increased by 204.6% to $1.5 million from $482,000 in 2005 primarily because our cost of data increased by 177% to $694,000 in 2006 from $251,000 in 2005, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.
Gross profit
As a result of the foregoing, our gross profit decreased by 19% to $5.7 million in 2006 from $7.0 million in 2005.
Operating expenses
Our operating expenses increased by 68.4% to $6.4 million in 2006 from $3.8 million in 2005. The increase in our operating expenses was primarily the result of expansion in operating scale associated with the acquisitions of CFO Stockstar and CFO Genius, as well as increase in compensation expenses as a result of increased sales force and product development headcounts in the fourth quarter of 2006. Operating expenses as a percentage of net revenues increased to 89.3% in 2006 from 50.4% in 2005 because our operating expenses grew at a faster rate than the rate of increase in our net revenues.
General and administrative. Our general and administrative expenses increased by 74.1% to $3.0 million in 2006 from $1.7 million in 2005 due primarily to an increase in our employee headcount, which resulted in an increase in salary and compensation expenses of $242,000, an increase in professional service expenses of $351,000, an increase in stock-based compensation of $461,000 as the result of adopting SFAS 123(R), as well as an increase in bank charges for online payments made by some of our subscribers in the amount of $49,000, other office expenses decreased $59,000, partially offset by reductions in other general office expenses. Our general and administrative expenses as a percentage of net revenues increased to 41.5% in 2006 from 23.3% in 2005.
Product development. Our product development expenses increased by 214.8% to $743,000 in 2006 from $236,000 in 2005 due primarily to increase in employee salaries. Our product development expenses increased as a percentage of net revenues to 10.4% in 2006 from 3.2% in 2005.
Sales and marketing. Our sales and marketing expenses increased by 50% to $2.7 million in 2006 from $1.8 million in 2005. This increase is largely attributable to an increase in our advertising expenditures and an increase in our customer service and sales personnel to address increased subscription demand. Our marketing fee increased substantially to $101,000 in 2006 from Nil in 2005, primarily reflecting increases in our sponsorship arrangements with portals, search engines and other websites and, to a lesser extent, an increase in the advertising fee we pay to one of our sponsors. Salary and compensation expenses attributable to our sales and marketing personnel increased by 375% to $1.1 million in 2006 from $240,000 in 2005 reflecting an increase in headcount. Our sales and marketing expenses as a percentage of net revenues increased to 37.4% in 2006 from 24.0% in 2005. This increased cost is primarily due to higher sales and marketing expenses associated with our expanded advertising efforts, the increase of customer support headcount, and decreases in the number of new subscribers from 2005 to 2006.
Income (loss) from operations
As a result of the foregoing, we suffered losses from operations of $704,000 in 2006, a decrease by 122% compared to income from operations of $3.2 million in 2005, and our operating margin decreased to -9.9% in 2006 from 43.2% in 2005.
Interest income
Our interest income decreased by 33.3% to $1.0 million in 2006 from $1.5 million in 2005 due to a significant decrease in our cash balances derived primarily from the acquisition of CFO Stockstar and CFO Genius in 2006.
Loss from impairment of cost method investment
In December 2005, the Company purchased 9,800,000 Series B preferred shares in Moloon International Inc. (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. The Company does not exert significant influence over the operating and financial activities of Moloon, and accordingly, the investment has been recorded as a cost method investment.
 Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation, the Company determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Income tax benefit
Our wholly owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. CFO Software, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2005 and 2007 and a preferential enterprise income tax rate of 7.5% from 2008 to 2010. CFO Meining and CFO Stockstar enjoy preferential tax treatment, preferential enterprise income tax rate of 15%. CFO Genius enjoys preferential tax treatment and a preferential enterprise income tax rate of 15%. Accordingly we recognized an income tax benefit of $41,000 for 2006.
Net income (loss)
As a result of the foregoing, our net income decreased by 113% to $600,000 in net loss in 2006 from $4.6 million in 2005. Our net margin decreased to -8.4% in 2006 from 61.8% in 2005.
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
Our revenues derived from online advertising sales increased to $1.7 million in 2005 from $540,000 in 2004. This increase is primarily due to our increased efforts in 2005 to market our advertising services to online advertisers.
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
General and administrative. Our general and administrative expenses increased by 139.2% to $1.7 million in 2005 from $727,000 in 2004 due primarily to an increase in our employee headcount, which resulted in an increase in salary expenses of $161,000, an increase in professional service expenses of $492,000, an increase in stock-based compensation of $80,000, as well as an increase in bank charges for online payments made by some of our subscribers in the amount of $15,000, other office expenses increased $196,000, partially offset by reductions in other general office expenses. Our general and administrative expenses as a percentage of net revenues increased to 23.3% in 2005 from 12.1% in 2004.
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
Income tax provision
Our wholly owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. We did not record deferred tax assets in 2003 because such deferred tax assets were expected to reverse in full during the exemption period. Since our full exemption period ended on December 31, 2004 and we were subject to a preferential enterprise income tax rate of 12% in 2005, we recognized an income tax expense of $457,000 for 2005
Net income
As a result of the foregoing, our net income increased slightly by 0.6% to $4.62 million in 2005 from $4.60 million in 2004. Our net margin decreased to 61.8% in 2005 from 76.4% in 2004.
B. Liquidity and capital resources.
Cash flows and working capital

As of December 31, 2006, we had approximately $45.0 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with remaining maturities of three months or less when purchased that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2004, 2005 and 2006:

	For the year ended December 31,
(in thousands of U.S. dollars)	2004	2005	2006
Net cash provided by operating activities	$7,023	$3,059	$5,892
Net cash used in investing activities	(200)	(15,235)	(8,202)
Net cash provided by (used in) financing activities	57,968	(12,923)	76
Net increase (decrease) in cash and cash equivalents	64,791	(24,428)	(1,213)
Cash and cash equivalents at beginning of year	5,806	70,596	46,168
Cash and cash equivalents at end of year	$70,596	$46,168	$44,956
Net cash provided by operating activities was $5.9 million in 2006 compared to $3.1 million in 2005. This increase was primarily due to significant increase in cash revenues generated from sales of Value Engine series in the fourth quarter of 2006. Net cash provided by operating activities was $3.1 million in 2005 compared to $7.0 million for 2004.
Net cash used in investing activities, acquisition for CFO Genius and CFO Stockstar, was $8.2 million in 2006, compared to net cash used in investing activities of $15.2 million in 2005. Net cash provided in financing activities was $76,000 in 2006, mainly due to proceeds from stock option exercises. We had net cash used in financing activities of $12.9 million in 2005, mainly due to the implementation of our stock repurchase program. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
Capital resources
Our principal capital expenditures for 2004, 2005 and 2006 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $200,000, $235,000 and $1.0 million, respectively.
Our capital expenditure plans for 2007 have not yet been determined, but we expect to spend approximately $1.2 million in total primarily in connection with the purchasing of workstations, servers, equipment and technology, as well as in connection with the furnishing and outfitting of our expanded principal executive offices. Capital expenditures in 2005 and 2006 have been, and our 2007 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
In the event that CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius require additional capital to fund their operations or to acquire additional businesses or assets, we may need to make loans or additional capital contributions to CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius. Any loans to CFO Beijing, CFO Software, Fuhua, CFO Stockstar or CFO Genius are subject to PRC regulations and approvals. For example:
•	aggregate loans by us to CFO Beijing, a foreign invested enterprise, to finance its activities, cannot in the aggregate exceed the difference between CFO Beijing’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective. The maximum amount we may loan to CFO Beijing, given CFO Beijing’s currently approved registered capital and total investment amounts, is $18.0 million;

•	aggregate loans by us to CFO Software, a foreign invested enterprise, to finance its activities, cannot in the aggregate exceed the difference between CFO Software’s currently approved total investment amount and its currently approved registered capital amount, and must be registered with the State Administration of Foreign Exchange for the loans to be effective. The maximum amount we may loan to CFO Software, given CFO Software’s currently approved registered capital and total investment amounts, is $18.0 million; and

•	loans by us to Fuhua, which is a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange, although in practice we could make loans to CFO Beijing or CFO Software, and CFO Beijing or CFO Software could in separate transactions make loans to Fuhua through financial or CFO Software, intermediaries, without approval from any PRC governmental agencies.
We may also determine to finance CFO Beijing or CFO Software by means of additional capital contributions. These additional capital contributions must be approved by the PRC Ministry of Commerce. Because Fuhua is a domestic PRC enterprise, we are not likely to finance its activities by means of a capital contribution due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to CFO Beijing, CFO Software or Fuhua.
From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately $46.0 million, or 73.6%, of our total consolidated net assets as of December 31, 2006.
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
For example, in August, 2006, we formally launched Value Engine, which is specially designed for investors who primarily use fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. This package aggregates research reports, live financial news, market commentaries, up-to-date Chinese listed companies’ financial information and database.
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
We have entered into leasing arrangements relating to office premises and data purchase agreement, which are classified as operating leases. The following sets forth our known contractual obligations as of December 31, 2006 and as of the types that are specified below:

	Office Premises	Data premises	Total
	(in U.S. dollars)
Less than 1 year	709,818	70,819	780,637
1 - 3 years	1,696,184	3,437	1,699,621
3 - 5 years	53,753	—	53,753
More than 5 years	—	—	—
Apart from such premises, as of December 31, 2006, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
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
We have recorded foreign exchange gains of $267,000 in net income in year 2006, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 2.5% and 3.4% against the U.S. dollar in 2005 and 2006, respectively and may appreciate or depreciate significantly in value against the US dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. We have considered the historical trends in currency exchange rates and determined that it is reasonably unlikely that an adverse change in the Renminbi exchange rate of 10-20% could be experienced in the near term.
H. Recent accounting standards.
In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29," which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions," to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted SFAS No. 153 on January 1, 2006 and the adoption of SFAS No. 153 did not have a material effect on our consolidated financial position or results of operations.
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. We adopted SFAS No. 154 on January 1, 2006 and the adoption of SFAS No. 154 did not have a material effect on our consolidated financial position or results of operations.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. We are currently evaluating whether the adoption of SFAS No. 157 will have a material effect on our consolidated results of operations and financial position.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 will have a material effect on our consolidated results of operations and financial position.
In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. We adopted SAB 108 on November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.
In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of implementing FIN 48 and have not yet determined the effect, if any, on our consolidated financial statements as a result of adopting FIN 48.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of our company as of March 31, 2007.

Name	Age	Position
Zhiwei Zhao	44	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	51	Chairman of the Board of Directors
Kheng Nam Lee(1)	59	Director
Ling Wang(1)(2)(3)	44	Director
Fansheng Guo(1)(2)(3)	51	Director
Jun (Jeff) Wang	36	Chief Financial Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
The address of each of our executive officers and directors is 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, China 100032. Sam Qian, our prior president & chief Financial officer, resigned from his position and Jeff Wang was appointed as chief financial officer to replace him with effect from August 15, 2006.
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
Jun (Jeff) Wang has served as our Chief Financial Officer since August 15, 2006, and joined our company as Vice President of Finance in May 2006. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a charterholder of Chartered Financial Analyst, and a Certified Management Accountant.
B. Compensation of directors and executive officers.
In 2006, we did not pay any compensation to our non-executive directors.
In 2006, we paid aggregate cash compensation of approximately $1,340,000 to our directors and executive officers as a group, including Sam Qian who departed in August 2006. In 2006, we granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 700,000 ordinary shares. Unvested options to purchase 633,800 ordinary shares were returned to the pool of our ungranted options upon resignation of the employees holding such options in 2006. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive.

All of our current directors and executive officers have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors and executive officers from any liability or expenses, unless the liability or expense arises from the director or executive officer’s own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director or executive officer may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.
Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2008.
Employee’s stock option plan
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 10.5% of our issued share capital at that time. We amended the Plan again in September 2006 to increase the total number of ordinary shares issuable under the Plan to 15,688,488 or 15.30% of our issued share capital at that time.
We have issued options under the Plan to purchase a total of 14,663,488 ordinary shares to selected directors, officers, employees and individual consultants and advisors. The exercise price for the 700,000 stock options granted in July 2006 under the Plan is $1.07 per share, the exercise price for the 3,272,000 options granted in January 2007 is $0.96 per share, the exercise price for the 4,353,000 options granted in February 2005 is $1.31 per share, the exercise price for the 50,000 options granted in June 2005 is $1.32 and the exercise price for the 400,000 and 200,000 options granted in November 2005 are $1.12 and $1.16, respectively. Terminated options to purchase 1,274,640 ordinary shares were returned to the pool of our ungranted options upon resignation of the employees holding such options as of March 31, 2007. With the exception of the options granted to our directors and our management, which vest over a period of one to four years, our options granted to employees generally vest over a period of three to five years. Under the Plan, as of March 31, 2007, we have a total number of 5,550,388 options that are currently vested and exercisable for ordinary shares.
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
The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
Hugo Shong	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Kheng Nam Lee	*	$0.160	February 18, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Fansheng Guo	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Ling Wang	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
Sam Qian	*	$1.314	February 18, 2005	February 18, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
C. Board practices.
In 2006, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.
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

Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:
•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent registered public accounting firm and pre-approving all auditing and non-auditing service fees permitted to be performed by the independent registered public accounting firm;

•	annually reviewing an independent registered public accounting firm’s report describing the independent registered public accounting firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent registered public accounting firm and all relationships between the independent registered public accounting firm and our company;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	discussing with management and the independent registered public accounting firm major issues regarding accounting principles and financial statement presentations; reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing reports prepared by management or the independent registered public accounting firm relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent registered public accounting firm the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing annual reports from the independent registered public accounting firm regarding all critical accounting policies and practices to be adopted by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent registered public accounting firm and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management and the independent registered public accounting firm; and

•	reporting regularly to the full board of directors.
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
D. Employees. As of March 31, 2007 we had 421 full-time employees. We currently anticipate hiring an additional 50 employees in 2007, most of whom will be located in Beijing. Of our current employees as of March 31, 2007, 2 are executive officers, 24 are supporting staff, 194 are our sales, marketing and customer support staff, 63 are from our editorial department, 49 from website development department, and 89 are dedicated to our product development department. 197, 129 and 95 of these employees are located in Beijing, Shanghai and Shenzen, respectively with the remainder in miscellaneous locations.
None of our employees is represented by a labor union. We believe we maintain a good working relationship with our employees.
E. Share ownership.
As of March 31, 2007, 105,584,933 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 15,416,231 of our ADSs were outstanding.

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
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 105,584,933 ordinary shares outstanding.

Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	19.49%
IDG Technology Venture Investments, LP (2)	6,723,115	6.37%
Vertex Technology Fund (III) Ltd. (3)	14,481,319	13.72%
Jianping Lu (4)	7,156,121	6.78%
Ling Zhang (5)	8,746,370	8.28%
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	*	*
Jeff Wang	*	*
Sam Qian	1,056,800	1.00%
All current directors and executive officers as a group (6 persons)	1,854,400	1.74%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

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

(3)	Includes 14,481,319 ordinary shares held by Vertex Technology Fund (III) Ltd. The majority shareholder of Vertex Technology Fund (III) Ltd is Vertex Venture Holdings Ltd, who may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd is 51 Cuppage Road, #10-08 Starhub Centre, Singapore 229469.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i)4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
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
CFO Beijing/Fuhua arrangements
In order to comply with PRC regulations, we operate our online business in China through Fuhua, a company wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and Chief Executive Officer, who are both PRC citizens. Jun Ning transferred his holdings in Fuhua to Zhiwei Zhao, a PRC citizen and our current Chief Executive Officer and a member of our board of directors, in November 30, 2006. We have entered into a series of contractual arrangements with Fuhua and its shareholders, including contracts relating to the leasing of equipment, the provision of services and certain shareholder rights and corporate governance matters. Upon his receipt of Jun Ning’s holdings in Fuhua, Zhiwei Zhao replaced Jun Ning as a party to each of the contractual arrangements we have entered into with Jun Ning with respect to his holdings in Fuhua and the operation of Fuhua.

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
Loans to Zhiwei Zhao and Wu Chen
We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in Fuhua as Fuhua’s registered capital. Upon his receipt of Jun Ning’s holdings in Fuhua in November 2006, Zhiwei Zhao replaced Jun Ning as a party to the loan agreement we entered into with Jun Ning. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interests in Fuhua held by Jun Ning and Wu Chen, the actual value of Fuhua were to have increased at an average annual rate greater than 60%. Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect Fuhua to continue to provide advertising related services once CFO Beijing obtains necessary permits to do so.. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.
As Zhiwei Zhao was appointed to replace Jun Ning as a shareholder of Fuhua, accordingly the loans to Jun Ning as described above were transferred to Zhiwei Zhao by contractual arrangements on the same terms.
In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.
Loans to CFO Beijing and CFO Software
In March 2005, we have made additional capital contributions of $9 million and $11.5 million to CFO Beijing and CFO Software, respectively. In April 2005, we further made shareholder loans of $16.8 million and $18.0 million to CFO Beijing and CFO Software, respectively. We made these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and CFO Software. Funding for these additional capital contributions and shareholder loans came from net proceeds of our initial public offering in October 2004. In August, October and December 2005, CFO Software repaid $5.0 million, $5.0 million, $5.0 million respectively. In July 2006, CFO Software paid off the remaining $3.0 million. In July 2006, CFO Beijing re-paid $7.0 million.
Shareholder rights and corporate governance
Transfer of ownership when permitted by law
Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and Fuhua on May 27, 2004 and subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, Zhiwei Zhao and Wu Chen jointly granted us an exclusive option to purchase all of their equity interest in Fuhua, and Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, or (2) to the extent permitted by law, with respect to Zhiwei Zhao’s or Wu Chen’s individual interest, as the case may be, when Jun Ning ceases to be a director or employee of Fuhua, Wu Chen ceases to be affiliated with IDG Technology Venture Investment, Inc. or IDG Technology Venture Investments, LP or neither entity continues to be our shareholder, or either Zhiwei Zhao or Wu Chen desires to transfer his equity interest in Fuhua to a third party. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.
The exercise price of the option will equal the total principal amount of the loan lent by us to Zhiwei Zhao and Wu Chen under their loan agreements to purchase their respective equity interest in Fuhua, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Zhiwei Zhao and Wu Chen. We may choose to pay the purchase price payable to Zhiwei Zhao and Wu Chen by canceling our loans to Zhiwei Zhao and Wu Chen.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of Fuhua’s shares or assets, Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Zhiwei Zhao and Wu Chen may not cause Fuhua to amend its articles of association to the extent such amendment may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.
Voting arrangement
Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior managers of Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us. Upon his receipt of Jun Ning’s holdings in Fuhua on November 20, 2006, Zhiwei Zhao executed and delivered a proxy substantially identical to the proxy executed by Jun Ning with respect to his voting rights as a shareholder of Fuhua.
Share Pledge Agreement
Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua. Upon his receipt of Jun Ning’s holdings in Fuhua on November 20, 2006, Zhiwei Zhao replaced Jun Ning as a party to the share pledge agreement. Under this agreement as amended, Zhiwei Zhao and Wu Chen have agreed not to transfer, assign, pledge or in any other manner dispose of their interests in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in Fuhua to us or the third party assignee designated by us according to the purchase option agreement.
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
Indemnifications

Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Zhiwei Zhao and Wu Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.
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
Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to affect more than two such registration in any twelve month period. Holders of registrable securities are also entitled to ‘‘piggyback’’ registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.
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

C. Interests of experts and counsel.
Not applicable
ITEM 8. FINANCIAL INFORMATION
A. Consolidated financial statements and other financial information.
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
None.
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
B. Significant changes since December 31, 2006.
None.
ITEM 9. THE OFFER AND LISTING
A. Offering and listing details.
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Our ADSs trade under the symbol “JRJC.”
The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2004, 2005 and 2006, (2) each of the quarters since the first quarter in 2005 and (3) each of the months since November 2006.

	Sales Price
	High	Low
Yearly highs and lows
Year 2004 (from October 15, 2004)	15.99	8.30
Year 2005	11.14	5.22
Year 2006	9.68	3.95

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter 2005	11.14	5.80
Second Quarter 2005	7.17	5.22
Third Quarter 2005	6.52	5.50
Fourth Quarter 2005	6.90	5.52
First Quarter 2006	9.68	5.66
Second Quarter 2006	7.37	4.74
Third Quarter 2006	6.60	4.95
Fourth Quarter 2006	5.60	3.95
First Quarter 2007	7.27	4.53
Second Quarter 2007 (through May 23, 2007)	9.60	6.04
Monthly highs and lows
November 2006	5.60	3.95
December 2006	4.61	4.20
January 2007	5.74	4.53
February 2007	7.27	5.00
March 2007	6.45	5.80
April 2007	7.03	6.04
May 2007 (through May 23, 2007)	9.60	6.51
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
Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on Nasdaq and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
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
We believe that we were not a PFIC for the taxable year 2005. However, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2006 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest bearing bank accounts, which we book as cash and cash equivalents, but the value of our ADSs have declined to a low of $3.95 per ADS on November 30, 2006 from a high achieved on the date of our initial public offering of $15.99 per ADS. If the value of our outstanding stock were to continue to decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
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
If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as Nasdaq. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. Separately, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (1) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (2) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
We received net proceeds of approximately US$58.5 million from our initial public offering and have previously disclosed the application of all the offering proceeds.
ITEM 15. CONTROLS AND PROCEDURES
Our management, with the participation of Zhiwei Zhao, our chief executive officer, and Jeff Wang, our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.
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
ITEM 16B. CODE OF ETHICS
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2006		2005
Audit fees(1)	US$	257,000	US$	192,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
NONE
PART III
ITEM 17. FINANCIAL STATEMENT
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for China Finance Online Co., Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Index to exhibits

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004.

2.3	Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co., Ltd. and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1 *	2004 Incentive Stock Option Plan and form of option agreement

4.2	Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.3	Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.4	Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5	[Intentionally Omitted]

4.6	Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7 *	Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, Fuhua Innovation Technology Development Co., Ltd. and Finance Online (Beijing) Co., Ltd.

4.8 *	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated November 20, 2006 by and between Jun Ning and Zhiwei Zhao

Exhibit
Number	Description
4.9 *	Loan Agreement dated November 20, 2006 by and between China Finance Online Co., Limited by and Zhiwei Zhao

4.10 *	Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.11 *	Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.12	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.13	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.14	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.15 *†	Shanghai Stock Exchange Level-II Quotations License Agreement dated June 15, 2006 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd.

4.16 *†	Shenzhen Stock Exchange Proprietary Information License Agreement dated March 20, 2007 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd.

4.17 *	Domain Name Transfer Agreement dated October 30, 2006 by and among China Finance Online Co., Ltd., China Finance Online (Beijing) Co., Ltd. and Being Fuhua Innovation Technology Development Co., Ltd.

4.18 *	Domain Name Transfer Agreement dated October 30, 2006 between Stockstar Information Technology (Shanghai) Co., Ltd. and Shanghai Meining Computer Software Company Limited

4.19	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

Exhibit
Number	Description
4.20	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.21	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between China Finance Online Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.22 *	Lease Contract for Housing Unit of Corporate Square dated December 29, 2006 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.23 *	Lease Contract for Housing Unit of Corporate Square dated December 29, 2006 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.24	Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.25 *	Labor Contract of Jeff (Jun) Wang dated May 24, 2006

4.26	Labor Contract of Zhao Zhiwei dated June 21, 2005 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.27	[Intentionally Omitted]

4.28	[Intentionally Omitted]

4.29	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

4.30 *	Shanghai Meining Computer Software Company Limited Share Transfer Agreement dated August 15, 2006 among Shanghai Kemei Taidi Telecommunication Equipment Co., Ltd., Beijing Fuhua Innovation Technology Development Co., Ltd., China Finance Online (Beijing) Co., Ltd.

4.31 *	Stockstar Information Technology (Shanghai) Co., Ltd. Share Transfer Agreement dated August 15, 2006 by and among Stockstar.com, Inc. and China Finance Online Co., Ltd.

8.1 *	List of subsidiaries

10.1 *	Consent of Deloitte Touche Tohmatsu CPA Ltd

Exhibit
Number	Description
12.1 *	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2 *	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1 *	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 *	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 29, 2007	CHINA FINANCE ONLINE CO. LIMITED

/s/ Jeff Wang Name: Jeff Wang

Title: Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries and its variable interest entity (collectively the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
May 25, 2007

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2005	2006
Assets

Current assets:
Cash and cash equivalents	$46,168,385	$44,955,553
Accounts receivable	144,694	477,778
Prepaid expenses and other current assets	1,131,515	927,697
Deferred tax assets	64,036	170,478

Total current assets	47,508,630	46,531,506

Cost method investment	15,000,000	12,606,571
Property and equipment, net	512,179	1,697,481
Rental deposits	41,393	86,216
Acquired intangible assets, net	—	2,045,224
Goodwill	50,534	8,151,851

Total assets	$63,112,736	$71,118,849

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue	$1,859,321	$6,418,502
Accrued expenses and other current liabilities	381,693	2,096,552
Income taxes payable	40,762	5,483

Total current liabilities	2,281,776	8,520,537

Deferred tax liabilities	—	145,533

Commitments (Note 15)

Shareholders’ equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 101,329,933 in 2005 and 104,384,933 in 2006)	13,077	13,474
Additional paid-in capital	64,564,534	65,756,313
Treasury shares, at cost (10,708,030 shares in 2005 and 2006)	(13,200,394)	(13,200,394)
Deferred stock-based compensation	(67,129)	—
Accumulated other comprehensive income	671,122	1,634,269
Retained earnings	8,849,750	8,249,117

Total shareholders’ equity	60,830,960	62,452,779

Total liabilities and shareholders’ equity	$63,112,736	$71,118,849

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2004	2005	2006
Net revenues	$6,016,449	$7,482,166	$7,128,078
Cost of revenues (including stock-based compensation of $825, $740 and $111,612, respectively)	393,841	482,068	1,467,745

Gross profit	5,622,608	7,000,098	5,660,333

Operating expenses:
General and administrative (including stock-based compensation of $286,089, $365,949 and $833,685, respectively)	727,349	1,740,117	2,955,948
Product development (including stock-based compensation of $920, $1,610 and $131,134, respectively)	172,997	236,438	742,728
Sales and marketing (including stock-based compensation of $1,500, $2,482 and $107,231, respectively)	801,481	1,794,569	2,665,847

Total operating expenses	1,701,827	3,771,124	6,364,523

Income (loss) from operations	3,920,781	3,228,974	(704,190)
Interest income	293,862	1,486,276	1,002,975
Other (expense) income, net	(1,579)	365,965	381,875
Loss from impairment of cost method investment	—	—	(1,322,000)

Income (loss) before income tax benefit (provision)	4,213,064	5,081,215	(641,340)
Income tax benefit (provision)	384,277	(457,028)	40,707

Net income (loss)	$4,597,341	$4,624,187	$(600,633)

Income (loss) per share
Basic	$0.12	$0.05	$(0.01)

Diluted	$0.05	$0.04	$(0.01)

Weighted average shares used in calculating net income (loss) per share
Basic	38,912,491	94,341,061	93,650,653

Diluted	90,092,668	104,781,492	101,961,727

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

										Accumulated
										other	Retained
	Series A convertible		Series B convertible				Additional		Deferred	comprehensive	earnings	Total
	preference shares		preference shares		Ordinary shares		paid-in		stock-based	income	(accumulated	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Treasury shares	compensation	(loss)	deficit)	equity	income
Balance as of January 1, 2004	30,643,000	$3,954	20,833,333	$2,688	22,123,600	$2,852	$5,093,384$	—	$—	$186	$(371,778)	$4,731,286
Issuance of ordinary shares to an employee	—	—	—	—	730,000	94	—	—	—	—	—	94
Stock options issued to non-employees	—	—	—	—	—	—	72,764	—	—	—	—	72,764
Deferred stock-based compensation	—	—	—	—	—	—	541,791	—	(541,791)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	216,570	—	—	216,570
Issuance of ordinary shares upon the initial public offering (net of offering costs of $6,469,282)	—	—	—	—	25,000,000	3,226	58,527,492	—	—	—	—	58,530,718
Conversion of preference shares to ordinary shares upon initial public offering	(30,643,000)	(3,954)	(20,833,333)	(2,688)	51,476,333	6,642	—	—	—	—	—	—
Distribution to the shareholders of Fuhua	—	—	—	—	—	—	(60,299)	—	—	—	—	(60,299)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(197)	—	(197)	$(197)
Net income	—	—	—	—	—	—	—	—	—	—	4,597,341	4,597,341	4,597,341

Balances as of December 31, 2004	—	—	—	—	99,329,933	12,814	64,175,132	—	(325,221)	(11)	4,225,563	68,088,277	$4,597,144

Repurchase of ordinary shares as treasury shares	—	—	—	—	—	—	—	(13,200,394)	—	—	—	(13,200,394)
Issuance of ordinary shares to employees	—	—	—	—	2,000,000	263	276,713	—	—	—	—	276,976
Stock options issued to non-employees	—	—	—	—	—	—	112,689	—	—	—	—	112,689
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	258,092	—	—	258,092
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	671,133	—	671,133	$671,133
Net income	—	—	—	—	—	—	—	—	—	—	4,624,187	4,624,187	4,624,187

Balance as of December 31, 2005	—	—	—	—	101,329,933	13,077	64,564,534	(13,200,394)	(67,129)	671,122	8,849,750	60,830,960	$5,295,320

Amortization of deferred stock-based compensation	—	—	—	—	—	—	(67,129)		67,129	—	—	—
Issuance of ordinary shares for exercise of stock option by employees	—	—	—	—	3,000,000	390	66,453	—		—	—	66,843
Exercise of stock options by non-employees	—	—	—	—	55,000	7	8,793	—	—	—	—	8,800
Stock-based compensation	—	—	—	—	—	—	1,183,662	—	—	—	—	1,183,662
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	963,147	—	963,147	$963,147
Net loss	—	—	—	—	—	—	—	—	—	—	(600,633)	(600,633)	(600,633)

Balance as of December 31, 2006	—	$—	—	$—	104,384,933	$13,474	$65,756,313	$(13,200,394)	$—	$1,634,269	$8,249,117	$62,452,779	$362,514

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2004	2005	2006
Operating activities:
Net income (loss)	$4,597,341	$4,624,187	$(600,633)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	289,334	370,781	1,183,662
Depreciation and amortization	133,208	129,833	301,941
Deferred taxes	(386,325)	322,289	(40,081)
Loss on disposal of property and equipment	463	9,686	—
Loss from impairment of cost method investment	—	—	1,322,000
Gain from disposal of cost method investment	—	—	(116,071)
Changes in assets and liabilities:
Accounts receivable	(33,921)	(110,773)	122,363
Income taxes recoverable	268,711	14,573	—
Prepaid expenses and other current assets	(239,513)	(799,572)	334,687
Rental deposits	(7,161)	(10,657)	(31,955)
Deferred revenue	2,209,155	(1,627,937)	3,840,892
Accrued expenses and other current liabilities	191,328	95,997	(388,662)
Income taxes payable	—	40,762	(36,041)

Net cash provided by operating activities	7,022,620	3,059,169	5,892,102

Investing activities:
Acquisition of businesses (net of cash acquired of $828,494, for the year ended December 31, 2006)	—	—	(8,346,856)
Proceeds from partial sale of cost method investment	—	—	1,187,500
Purchase of property and equipment	(199,857)	(234,696)	(1,042,423)
Acquisition of cost investment	—	(15,000,000)	—

Net cash used in investing activities	(199,857)	(15,234,696)	(8,201,779)

Financing activities:
Proceeds from stock options exercised by employees	94	276,976	66,843
Proceeds from exercise of options granted to non-employee	—	—	8,800
Repurchase of treasury shares	—	(13,200,394)	—
Proceeds from initial public offering, net of offering costs of $6,469,282	58,530,718	—	—
Dividend paid	(502,552)	—	—
Distribution to the shareholders of Fuhua	(60,299)	—	—

Net cash provided by (used in) financing activities	57,967,961	(12,923,418)	75,643

Effect of exchange rate changes	(197)	671,133	1,021,202

Net increase (decrease) in cash and cash equivalents	64,790,527	(24,427,812)	(1,212,832)
Cash and cash equivalents, beginning of year	5,805,670	70,596,197	46,168,385

Cash and cash equivalents, end of year	$70,596,197	$46,168,385	44,955,553

Supplemental disclosure of cash flow information
Income taxes paid	$16,621	$93,977	$36,089

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and Series B convertible preference shares into ordinary shares	$6,642	$—	$—

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (“China Finance Online”) was incorporated in Hong Kong on November 2, 1998. China Finance Online and its subsidiaries including its variable interest entity (collectively, the “Company”) are principally engaged in the sale of online financial services analyzing financial and listed company information in the People’s Republic of China (“PRC”). The services are provided through downloadable proprietary software research tools on their website www.jrj.com.

Details of China Finance Online’s subsidiaries and variable interest entity as of December 31, 2006 were as follows:

		Beneficial
	Place of	ownership
Company name	incorporation	interest
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	100%

Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	100%

Beijing Fuhua Innovation Technology Investment Co., Ltd. *	Beijing, PRC	100%

Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”) (Note 3)	Shenzhen, PRC	100%

Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”) (Note 3)	Shanghai, PRC	100%

Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”) (Note 3)	Shanghai, PRC	100%

*	Represents a variable interest entity
PRC regulations prohibit direct foreign ownership of business entities providing internet content, or ICP, services in the PRC such as the Company’s business of providing financial information and data to Internet users as certain licenses are required for the provision of such services. China Finance Online and CFO Beijing are foreign or foreign invested enterprises under PRC law and accordingly are ineligible for a license to operate ICP services. In order to comply with these regulations, in December 2000, China Finance Online established Beijing Fuhua Innovation Technology Investment Co., Ltd. (“Fuhua”), a variable interest entity, (“VIE”) as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised) (“FIN 46(R)”) through two designated equity owners who are PRC citizens and legally own Fuhua.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

In 2004 China Finance Online signed a series of agreements with Fuhua and its shareholders that provide the Company with the substantial ability to control Fuhua. Pursuant to these contractual arrangements with Fuhua, China Finance Online provides equipment, services and a domain name license to Fuhua in exchange for fees. The principal equipment lease, services and domain name license agreements that China Finance Online has entered into with Fuhua include:
•	an equipment leasing agreement, pursuant to which Fuhua leases a substantial majority of its operating assets from CFO Beijing;
•	a technical support agreement, pursuant to which CFO Beijing provides technical support for Fuhua’s operations;
•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to Fuhua, including consulting services in relation to Fuhua’s online advertising business; and
•	a domain name licensing agreement, pursuant to which CFO Beijing licenses to Fuhua its domain name, www.jrj.com.cn.
As a result of a Ministry of Information Industry circular issued in 2006 regulating among other things the ownership of domain names by foreign invested value-added telcommunications businesses (including Internet and wireless content providers), China Finance Online and CFO Beijing transferred ownership of the domain names, www.jrj.com and www.jrj.com.cn, to Fuhua and terminated its licensing arrangements regarding www.jrj.com.cn.
China Finance Online has the right to determine the amount of these fees and they are intended to transfer substantially all of the economic benefits of Fuhua to the Company.
In addition, China Finance Online has entered into agreements with Fuhua and its shareholders that provide the Company with the substantial ability to control Fuhua. Pursuant to these contractual arrangements:
•	the shareholders of Fuhua have granted China Finance Online or individuals designated by China Finance Online an irrevocable proxy to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior management of Fuhua;

•	Fuhua will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without China Finance Online’s prior written consent;

•	Fuhua will not distribute any dividends;

•	China Finance Online may purchase the entire equity interest in, or all the assets of, Fuhua when and if such purchase is permitted by PRC law or the current shareholders of Fuhua cease to be directors or employees of Fuhua;

•	the shareholders of Fuhua have pledged their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua; and

•	the shareholders of Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in Fuhua without the prior written consent of CFO Beijing.
Each of the contractual arrangement with Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of China Finance Online’s board of directors.
China Finance Online made a loan to each of two shareholders of Fuhua solely for the purposes of capitalizing Fuhua. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in Fuhua to China Finance Online or a third party designated by China Finance Online. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, China Finance Online does not believe this limitation will have a material adverse effect on its business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to China Finance Online. China Finance Online does not regard the shareholders of Fuhua as having any interest in Fuhua.
China Finance Online made a loan to Fuhua in 2006 to finance its acquisition of RMB12,000,000.
The following financial statement amounts and balances of Fuhua were included in the accompanying consolidated financial statements as of and for years ended December 31, 2004, 2005 and 2006:

	December 31,
	2005	2006
Total assets	816,882	3,294,204
Total liabilities	445,079	2,915,166

	Years ended December 31,
	2004	2005	2006
Total revenue	125,090	1,222,747	1,286,614
Total net income (loss)	1,391	435	(4,999)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries and a variable interest entity. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, stock-based compensation expense, and impairment of cost method investment. Actual results could differ from those estimates.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Property and equipment, net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure	5 years
Computer equipment	5 years
Furniture, fixtures and equipment	5 years
Motor vehicle	5 years
Leasehold improvements	Shorter of the lease term or 5 years
Acquired intangible assets, net

Acquired intangible assets consists of intangible assets acquired through various acquisitions as described in note 3 and are amortized on a straight-line basis over their expected useful economic lives.

If an intangible asset is determined to have an indefinite useful life, it should not be amortized until its useful life is determined to be no longer indefinite. The Company reviews intangible assets’ remaining useful lives in each reporting period. If such an asset is later determined to have a finite useful life, the asset will be tested for impairment. That asset will then be amortized prospectively over its estimated remaining useful life and accounted for in the same way as intangible assets subject to amortization. An intangible asset that is not subject to amortization is tested for impairment at least annually.

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
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

The Company tests goodwill annually following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Company performs a goodwill impairment test annually on one reporting unit on December 31 and another two reporting units on October 1 by comparing the book value to the fair value of each reporting unit. Based on the Company’s assessment, there was no impairment of goodwill for the years ended December 31, 2004, 2005 and 2006.

Revenue recognition

The Company generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary software research tools. The Company recognizes revenue under the provisions of Statement of Position No 97-2 (“SOP 97-2”) entitled “Software Revenue Recognition” (as amended by SOP 98-9). Accordingly, the Company recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Company will activate the subscribers account and provide the subscriber the access code. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. Since the Company does not have sufficient vendor specific objective evidence to allocate revenue to the various elements of the arrangement, the Company recognizes revenue ratably over the life of the arrangement.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

The Company provides short messaging services ("SMS") which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Company evaluates the criteria outlined in EITF No. 99-19, "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. The Company records the net amount of revenue received from the intermediary company after deducting service and network fees when the Company is the agent in transactions primarily working through an intermediary of the mobile phone service provider, has little latitude in establishing prices, and is not involved in the determination of the service specification. The Company records the gross amounts billed to its customers when the Company is the primarily obligor in these transactions as it has latitude in establishing prices, is involved in the determination of the service specifications and has the right to select suppliers. When recording the gross revenue, the Company measures its revenues based on the total amount paid by its customers, for which the mobile phone service provider bills and collects on the Company’s behalf. Accordingly, the 15-35% service fee paid to the mobile phone service provider is included in the cost of revenues.

The Company generally derives its advertising fees from advertising sales on their Website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

Business taxes and value added taxes

Revenue is recorded net of business taxes when incurred. The Company is subject to business taxes of approximately 5% on taxable services provided to its customers. During the years ended December 31, 2004, 2005, and 2006, business taxes totaled $47,914, $144,590, and $208,559, respectively.

The Company’s PRC subsidiaries are subject to value added tax at a rate of 17% on subscription-based revenue. Value added tax payable on subscription-based revenue is computed net of value added tax paid on purchases. In respect of subscription-based revenue, however, if the net amount of value added tax payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately. The Company therefore is subject to an effective net value added tax burden of 3% from subscription-based revenue and records value added tax on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2004, 2005 and 2006, the Company recognized $613,050, $708,613 and $516,773, respectively, in value added tax refunds.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Deferred revenue

Payments received in advance of service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.

Cost method investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends received from distribution of investee’s earnings. The Company reviews the cost investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Company recorded an impairment charge totaling $1,322,000 during the year ended December 31, 2006. No impairment charges were recorded during the years ended December 31, 2004 and 2005.

Foreign currency translation

The functional currency of China Finance Online’s subsidiaries and variable interest entity is Renminbi (“RMB”). Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are translated using the average rate for the year. Exchange gains and losses are recorded in the consolidated statement of operations.

China Finance Online uses the U.S. dollar as its functional and reporting currency. Accordingly assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Transactions in currencies other than the U.S. dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income (loss) in the accompanying consolidated statements of shareholders’ equity and comprehensive income (loss).

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $42,676,039 at December 31, 2005 and $39,197,490 at December 31, 2006 which were denominated in RMB.

Cost of data

Cost of data is expensed as incurred and is recorded in cost of revenues.

Product development expenses

Costs of product development, including database technology, are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $414,907, $1,389,899 and $921,365 for the years ended December 31, 2004, 2005 and 2006, respectively, and have been included as part of sales and marketing expenses.

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

Comprehensive income

Comprehensive income includes net income (loss) and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and accounts receivable approximate their fair value due to their short-term maturities.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from its customers. The Company manages its credit risk by collecting up-front retainers from its customers and billing at regular intervals during the contract period. The Company assesses the adequacy of allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

There were no customers with 10% or more of the Company’s revenues and accounts receivable during 2004, 2005, and 2006.

Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The Company recognizes stock-based compensation costs on a graded-vesting attribution method over the requisite service period which is generally the vesting period.

For options vested prior to January 1, 2006, the Company accounted for share-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as amended (“APB 25”). Accordingly, the Company recognized compensation expense only when options were granted with a discounted exercise price. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recent accounting standards

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 on January 1, 2006 and the adoption of SFAS No. 153 did not have a material effect on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The Company adopted SFAS No. 154 on January 1, 2006 and the adoption of SFAS No. 154 did not have a material effect on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated results of operations and financial position.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting standards — continued

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating whether the adoption of SFAS No. 159 will have a material effect on its consolidated results of operations and financial position.

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company adopted SAB 108 on November 15, 2006 and the adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of implementing FIN 48 and has not yet determined the effect, if any, on its consolidated financial statements as a result of adopting FIN 48.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
3.	ACQUISITIONS

To expand in markets in which the Company is not established or lacks experience and expertise, during 2006, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Company’s results of operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

Acquisition of CFO-Genius

On September 21, 2006 China Finance Online entered into an agreement to acquire all the equity interest in CFO-Genius, CFO-Genius engages in the business of constructing and maintaining financial information databases and providing networked information solution. It was the first company of its kind in China to build databases and to provide electronic information networks for domestic securities and investment firms at the time of its establishment in 1994. The acquisition is expected to strengthen the Company’s position in the industry and provide future opportunities to develop database products. CFO-Genius is a financial information database provider primarily serving domestic securities and investment firms, for a total cash consideration of $1,040,081, including $40,081 in transaction costs.

		Amortization
		period
Purchase price allocation (Preliminary):
Cash and cash equivalents	$35,802
Accounts receivable	14,174
Prepaid and other current assets	14,023
Property and equipment, net	42,506	3-5 years
Acquired intangible assets:
Completed technology	332,545	5.3 years
Trademark	75,866	Indefinite
Customer relationships	117,592	5.3 years

Total assets acquired	632,508
Deferred revenue	(361,361)
Accrued expenses and other current liabilities	(231,904)
Deferred tax liabilities related to acquired intangible assets	(67,520)

Total net liabilities	(28,277)
Goodwill	1,068,358

Total	$1,040,081

CFO-Genius has been identified as a reporting unit for goodwill allocation purposes and the goodwill arising from this acquisition is fully allocated to this reporting unit.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
3.	ACQUISITIONS — continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2006 of China Finance Online as if the acquisition occurred on January 1, 2005 and January 1, 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Pro forma revenue	8,707,507	7,909,324
Pro forma income from operations	4,762,141	449,072
Pro forma net income (loss)	4,762,141	(832,221)
Pro forma net income (loss) per share — basic and diluted	0.05	(0.01)
Weighted average shares used in calculation of pro forma net income (loss) per share:
- basic	94,341,061	93,650,653
- diluted	104,781,492	101,961,727

Acquisition of CFO-Meining and CFO-Stockstar

On October 1, 2006, China Finance Online acquired two companies to expand its business in China. The Company acquired all the equity interests of CFO-Stockstar and CFO-Meining. Stockstar is a leading finance and securities website in China, it will alter the China Finance Online’s overall composition. For the acquisition, total cash consideration was $8,135,269 including transaction costs of $117,953. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
3.	ACQUISITIONS — continued

Aggregate purchase price allocation — CFO-Meining and CFO-Stockstar

		Amortization
		Period
Purchase price allocation (Preliminary):
Cash and cash equivalents	$792,692
Accounts receivable	432,753
Prepaid expenses and other current assets	78,298
Property and equipment	297,024
Acquired intangible assets:
Trademark	652,446	Indefinite
Completed technology	402,089	5.3 year
Agreements with operators	10,495	3 year
Customer relationships	475,426	4.3 year
Value-added service license	23,392	3.3 year

Total assets acquired	3,164,615
Deferred revenue	(222,868)
Accrued expenses and other current liabilities	(1,702,727)
Deferred tax liabilities related to acquired intangible assets	(136,710)

Total net assets	1,102,310
Goodwill	7,032,959

Total	$8,135,269

CFO-Meining and CFO-Stockstar are identified as a single reporting unit for goodwill allocation purposes and the goodwill arising from this acquisition is fully allocated to this reporting unit.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2006 of China Finance Online as if the acquisition occurred as of January 1, 2005 and January 1, 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Pro forma revenue	10,026,915	10,080,846
Pro forma income from operations	4,776,422	(365,203)
Pro forma net income (loss)	4,685,359	(1,264,639)
Pro forma net income (loss) per share:
- basic	0.05	(0.01)
- diluted	0.04	(0.01)
Weighted average shares used in calculation of pro forma net income per share:
- basic	94,341,061	93,650,653
- diluted	104,781,492	101,961,727

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2005	2006
Interest receivable	$562,673	$415,441
Prepaid expenses	470,926	167,655
Other current assets	75,612	330,343
Advances to suppliers	22,304	14,258

	$1,131,515	$927,697

Interest receivable is interest earned from the Company’s bank deposits.

5.	COST METHOD INVESTMENT

In December 2005, the Company purchased 9,800,000 Series B preferred shares in Moloon International Inc. (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online's investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment.

In April 2006, the Company sold part of its investment in Moloon to a third party for a cash consideration of $1,187,500, resulting in a gain of $116,071 which has been recorded as a non operating income in the consolidated statements of operations. As a result of this disposal, the Company’s investment in Moloon’s preferred shares decreases to 9,100,000 shares.

Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation, the Company determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2005	2006
Technology infrastructure	$626,188	$1,277,972
Computer equipment	113,569	255,246
Furniture, fixtures and equipment	88,580	354,488
Motor vehicle	62,288	64,374
Leasehold improvements	—	354,399

	890,625	2,306,479
Less: accumulated depreciation	(378,446)	(608,998)

	$512,179	$1,697,481

Depreciation expense for the years ended December 31, 2004, 2005, and 2006 were $133,208, $129,833 and $230,552, respectively.

7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net arose from the acquisitions of Genius, CFO-Meining, and CFO-Stockstar during 2006 and consisted of the following:

December 31, 2006
Completed technology	$744,042
Customer relationship	600,612
Agreement with operator	10,629
Value-added service license	23,692
Trademarks	737,638

2,116,613
Less: Accumulated amortization	(71,389)

$2,045,224

Amortization expense for the years ended December 31, 2004, 2005, and 2006 was $71,389. Future amortization expenses of acquired intangible assets with determinable lives are $285,559 for 2007, $285,559 for 2008, $284,673 for 2009, $280,795 for 2010, and $167,157 for 2011.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of:

	December 31,
	2005	2006
Accrued expenses	$262,889	$1,035,656
Value added taxes payable	51,612	386,806
Other taxes payable	40,303	56,811
Accrued welfare benefits	26,889	18,891
Accrued bonus	—	598,388

	$381,693	$2,096,552

9.	STOCK OPTIONS

In January 2004, the Company adopted the 2004 stock incentive plan (the “Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the Plan by an additional 5,000,000 shares, respectively, resulting in a total of 15,688,488 options to purchase ordinary shares under the Plan. Options are generally granted at a price equal to the fair market value of the Company’s shares at the date of grant. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock option was determined by the Board of Directors. As of December 31, 2006, options to purchase 14,843,688 shares of ordinary shares were outstanding. All of the options granted under the Plan to our directors and managers have vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisers vested immediately upon grant or from two to three years after grant. A specified portion of the shares subject to each option vests at the end of the first year and the balance vests each month thereafter. The amortization of options granted is based on the graded vesting schedule.

Options to employees

In February 2005, the Company granted 4,053,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. In November 2005, the Company granted 400,000 stock options to the Company’s CEO and 200,000 stock options to the Company’s Vice President. The company accounted for these options under APB 25.

In July 2006, the Company granted an additional 400,000 stock options to the company’s CEO and 300,000 stock options to the Chief Financial Officer. The exercise prices equaled the trading price of the stock at the grant date of the option. These options are vested over 2 years. China Finance Online recorded compensation expense of $158,760 in 2006, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	5.24%
Weighted average expected option life	5.75 years
Volatility rate	58.84%
Dividend yield	—

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
9.	STOCK OPTIONS — continued

Options to non-employees

The Company granted stock options to purchase up to 6,829,500 ordinary shares outside of the stock option plan, which vested immediately and 90,000 options to purchase ordinary shares under the Plan to consultants and strategic advisors, which vested over 2 years in 2004. The Company also granted 350,000 options under the Plan to consultants and strategy advisors in 2005. The Company recorded a compensation expense of approximately $112,689 and $16,615 for the years ended December 31, 2005 and 2006, respectively, estimated using the Black-Scholes option pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts.

The following assumptions were used in the option pricing model:

	Years ended December 31,
	2004	2005	2006
Options to non-employees:
Weighted average risk-free rate of return	2%	3.48%	4.70%
Weighted average expected option life	2 years	2.14 years	5.76 years
Volatility	73.78%	56.96%	73.33%
Dividend yield	—	—	—
Summary of stock options to employees and non-employees
A summary of the stock option activity is as follows:

	Year ended December 31,
	2004		2005		2006
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	—	—	12,492,988	$0.18	15,250,488	$0.52
Granted	12,517,988	$0.18	5,003,000	$1.29	700,000	$1.07
Exercised	—	—	(1,731,500)	$0.16	(473,000)	$0.17
Cancelled	(25,000)	$0.17	(514,000)	$1.05	(633,800)	$0.69

Outstanding at end of year	12,492,988	$0.18	15,250,488	$0.52	14,843,688	$0.56

Shares exercisable at end of year	8,482,988	$0.16	9,986,488	$0.29	11,705,508	$0.43

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
9.	STOCK OPTIONS — continued

The following table summarizes information with respect to stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
	outstanding	life	price	exercisable	price
Ordinary shares $0.16	9,512,488	2.18 years	$0.16	8,852,788	$0.16
$1.04	320,000	2.18 years	$1.04	320,000	$1.04
$1.31	3,661,200	8.14 years	$1.31	2,210,720	$1.31
$1.32	50,000	8.14 years	$1.32	22,000	$1.32
$1.12	400,000	8.88 years	$1.12	200,000	$1.12
$1.16	200,000	8.92 years	$1.16	100,000	$1.16
$1.07	700,000	9.52 years	$1.07	—	—

	14,843,688	4.92 years		11,705,508	$0.43

As of December 31, 2006, options to purchase 5,469,800 ordinary shares were available for future grant.

The effect on net income and earnings per share would have been as follows if the fair value method of recognizing stock compensation was adopted in 2004 and 2005:

	Years ended December 31,
	2004	2005
Income attributable to ordinary shareholders as reported:	$4,597,341	4,624,187
Add: Stock-based compensation as reported	33,192	13,589
Less: Stock-based compensation determined using the fair value method	(256,947)	(1,935,649)

Pro forma income attributable to ordinary shareholders	$4,373,586	2,702,127

Basic net income per share:
As reported	$0.12	$0.05

Pro forma	$0.11	$0.04

Diluted net income per share:
As reported	$0.05	$0.04

Pro forma	$0.05	$0.03

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
9.	STOCK OPTIONS — continued

The fair value of each option and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Years ended
	December 31,
	2004	2005
Option grants

Weighted average risk-free rate of return	1.87%	3.37%
Weighted average expected option life	2.41 years	2.94 years
Volatility	73.78%	65.08%
Dividend yield	—	—
The Company recognizes the compensation costs net of a forfeiture rate. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in the future periods. There has been no change in estimated forfeitures in the year ended December 31, 2006.

In January 2007, the Company granted additional options under the Plan with the right to purchase a total of 3,272,000 ordinary shares to employees.

10.	INCOME TAXES

The Company has not recorded a tax provision for Hong Kong tax purposes as the Company does not have any assessable profit in Hong Kong.

CFO Beijing, is subject to PRC income tax at a rate of 27% (24% PRC state income tax plus 3% PRC local income tax). In accordance with the approval by the tax authority in March 2004, CFO Beijing was exempted from PRC state income taxes for the years 2003 and 2004 and is entitled to a 50% tax relief commencing from 2005 through 2007; and is entitled to an exemption from PRC local income taxes from 2003 to 2007 and a 50% tax relief commencing from 2008 through 2012. Income taxes paid by CFO Beijing in 2003 before the notice of tax exemption were received were recorded as income taxes recoverable on the consolidated balance sheets. The amounts of the tax refunds were received during 2004 and 2005.

CFO Software is subject to PRC income taxes at a rate of 15%. In accordance with the local tax law, CFO Software is exempted for three years from PRC state income taxes through 2007 and is entitled to a 50% tax relief commencing from 2008 and through 2010.

CFO Genius is registered in Shenzhen Special Economic Zone and enjoys a preferential tax rate 15%. CFO Meining and CFO Stockstar are registered and operate in the High and New Technology Industry Development Zone in Guangzhou, China, and are classified as “high and new technology enterprises”. The effective income tax rate, subject to the approval of the relevant tax authorities, for “high and new technology enterprises” registered in High and New Technology Industry Development Zones is 15%.

Fuhua is subject to PRC income taxes at a rate of 33%. For the years ended December 31, 2004, 2005 and 2006, provision for income taxes for Fuhua were $2,048, nil and $416, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
10.	INCOME TAXES — continued

The principal components of deferred income taxes were as follows:

	December 31,
	2005	2006
Current deferred tax assets:
Deferred revenue	$64,036	$135,658
Accrued expenses and other liability	—	34,820

Current deferred taxes	$64,036	$170,478

Non-current deferred tax assets (liabilities):
Net operating loss carry forwards	$47,781	$802,010
Intangible assets	—	(204,043)

	47,781	597,967
Less: valuation allowance	(47,781)	(743,500)

Non-current deferred tax liabilities, net	$—	$(145,533)

A valuation allowance of $47,781 and $743,500 were established as of December 31, 2005 and 2006, respectively, for the entities that have incurred losses. As such, it is considered more likely than not that the related deferred tax assets will not be realized. The valuation allowance at December 31, 2006 increased from 2005 as some subsidiaries’ tax loss carryforwards will expire. At December 31, 2006, tax loss carryforwards amounting to approximately $4.2 million which will expire by 2011, and $1 million which will carry forward indefinitely.

During the years ended December 31, 2004, 2005 and 2006, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $1,230,873, $1,448,866 and $786,385 respectively, and basic and diluted income per share would have been decreased to $0.09, $0.03 and ($0.01) and $0.04,$0.03 and ($0.01) for the years ended December 31, 2004, 2005 and 2006, respectively.

A reconciliation between the statutory PRC enterprise income tax rate of 33% and the effective tax rate is as follows:

	Years ended December 31,
	2004	2005	2006
	%	%	%
Statutory tax rate in PRC	33.0	33.0	(33.0)
Effect of tax holiday	(32.0)	(18.0)	(92.1)
Non-deductible expenses	4.1	3.6	139.9
Non-taxable income	(14.1)	(10.3)	(54.8)
Change in valuation allowance	(0.1)	0.7	33.7

Effective tax rate	(9.1)	9.0	(6.3)

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
11.	SHAREHOLDERS’ EQUITY

In April 2004, the Company issued 730,000 ordinary shares at $0.00013 per share to the Company’s chief financial officer. The fair value of these shares was $0.67 per share at the time of the issuance. The Company recorded deferred stock compensation of approximately $489,006 and compensation expense of $183,378, $244,503 and $61,125 in 2004, 2005 and 2006, respectively.

In October 2004, upon the Company’s initial public offering, the Company offered 5,000,000 American Depositary Shares (“ADS”), representing 25,000,000 ordinary shares, at $13 per ADS to the public investors. At about the same time, all of the outstanding Series A convertible preference shares and the Series B convertible preference shares were converted into an aggregate of 51,476,333 ordinary shares.

In October 2005, the Company issued 2,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 400,000 ADSs for purposes of future exercise of share options by employees. As of December 31, 2006, all 400,000 ADSs had been issued to employees who exercised their options. In January 2006, the Company issued 3,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 600,000 ADSs for purposes of future exercise of share options by employees. As of December 31, 2006, 29,900 ADSs had been issued to employees and the remaining 570,100 ADSs continued to be held by the Company for future exercises. These 570,100 ADSs represent 2,850,500 ordinary shares of the Company, which are considered as issued and outstanding as of December 31, 2006.

Treasury shares

In 2005, the Company repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. These shares are being held by the Company as treasury shares.

12.	OTHER EXPENSES (INCOME), NET

Other expenses (income), net consisted of:

	2004	2005	2006
Exchange gain, net	$—	$365,965	$267,302
Gain on partial disposal of an investment in Moloon (see Note 5)	—	—	116,071
Others	(1,579)	—	(1,498)

	$(1,579)	$365,965	$381,875

Exchange gain is primarily derived from intercompany transactions and cash and cash equivalents in foreign currency.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
13.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2004	2005	2006
Net income (loss) attributable to ordinary shareholders, basic and diluted	$4,597,341	$4,624,187	$(600,633)

Weighted average ordinary shares outstanding used in computing basic net income per share	38,912,491	94,341,061	93,650,653
Plus: Weighted average preferred shares	40,505,966	—	—
Incremental shares from assumed conversions of stock options	10,674,211	10,440,431	8,311,074

Weighted average ordinary shares outstanding used in computing diluted net income per share	90,092,668	104,781,492	101,961,727

Net income (loss) per share-basic	$0.12	$0.05	$(0.01)

Net income (loss) per share-diluted	$0.05	$0.04	$(0.01)

Ordinary share equivalents are calculated using the treasury stock method.

14.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $53,660, $107,552 and $270,576 for the years ended December 31, 2004, 2005 and 2006 respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
15.	COMMITMENTS

The Company leases certain office premises and purchases data under non-cancelable leases. The office lease expires in 2011. Rent expense under operating leases for 2004, 2005 and 2006 were $191,789, $242,765 and $520,590, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2007	$780,637
2008	670,919
2009	667,482
2010	361,220
2011	53,753

Total	$2,534,011

16.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company has one operating segment as of and for the years ended December 31, 2004, 2005 and 2006. The Company’s chief operating decision maker has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company operates primarily in the PRC and all of the Company’s long-lived assets are located in the PRC.

The Company derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2004	2005	2006
Subscription fees	$5,476,400	$5,811,395	$5,075,830
Advertising revenue	115,500	996,311	1,337,630
Others	424,549	674,460	714,618

	$6,016,449	$7,482,166	$7,128,078

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars)
17.	RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by China Finance Online’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve (Note 14), which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and variable interest entity are restricted in their abilities to transfer a portion of their net assets to the Company. As of December 31, 2006, the amount of restricted net assets was approximately $45,958,914.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC must make appropriations from after-tax profit to non-distributable reserves as determined by the Board of Directors of the Company. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); amounts to be appropriated for the other two reserves are determined at the Board of Directors’ discretion. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus reserve are charged to general and administrative expenses and amounted to $24,165 and $26,889 in 2004 and 2005, respectively. Appropriation to the general reserve amounted to $674,205 and $268,891 in 2004 and 2005, respectively. There were no appropriations to the staff welfare and bonus reserve or the general reserve during 2006.

CHINA FINANCE ONLINE CO. LIMITED
Schedule 1
CHINA FINANCE ONLINE CO. LIMITED
Condensed Financial information of Parent Company
Balance sheets

	December 31,
(in U.S. dollars)	2005	2006
Assets

Current assets:
Cash and cash equivalents	$2,782,027	$5,758,063
Prepaid expenses and other current assets	37,026	93,618
Amounts due from subsidiaries	—	64,172
Dividends receivable	—	2,473,269

Total current assets	2,819,053	8,389,122
Investments in subsidiaries	29,111,000	37,615,158
Cost-method investment	15,000,000	12,606,571
Loans receivable from subsidiaries	13,990,000	4,000,000
Goodwill	50,534	50,534

Total assets	$60,970,587	62,661,385

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$121,040	148,072
Amounts due to a subsidiary	18,587	60,534

Total current liabilities	$139,627	208,606

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 101,329,933 in 2005 and 104,384,933 in 2006)	13,077	13,474
Additional paid-in capital	64,564,534	65,756,313
Treasury shares (10,708,030 shares in 2005 and 2006)	(13,200,394)	(13,200,394)
Deferred stock-based compensation	(67,129)	—
Accumulated other comprehensive income	671,122	1,634,269
Retained earnings	8,849,750	8,249,117

Total shareholders’ equity	60,830,960	62,452,779

Total liabilities and shareholders’ equity	$60,970,587	62,661,385

CHINA FINANCE ONLINE CO. LIMITED
CHINA FINANCE ONLINE CO. LIMITED
Condensed Financial information of Parent Company
Statements of operations

	December 31,
(in U.S. dollars)	2004	2005	2006
Operating expenses:
General and administrative	$60,094	$692,453	$873,496
Stock-based compensation	289,334	370,781	1,183,662

Total operating expenses	349,428	1,063,234	2,057,158

Interest income	184,836	560,772	202,484
Equity in earnings of subsidiaries	4,761,933	5,126,649	2,395,622
Other income	—	—	180,419
Loss from impairment of cost method investment	—	—	(1,322,000)

Net income (loss)	$4,597,341	$4,624,187	$(600,633)

CHINA FINANCE ONLINE CO. LIMITED
Condensed Financial information of Parent Company
Statements of cash flows

	December 31,
(in U.S. dollars)	2004	2005	2006
Operating activities:
Net income (loss)	4,597,341	4,624,187	(600,633)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation	289,334	370,781	1,183,662
Loss from impairment of cost method investment	—	—	1,322,000
Gain from disposal of cost method investment	—	—	(116,071)
Equity in earnings of subsidiaries	(4,761,933)	(5,126,649)	(2,467,062)
Changes in assets and liabilities:
Dividend receivable	—	—	(2,473,269)
Prepaid expenses and other current assets	(76,040)	42,226	(56,221)
Amounts due from subsidiaries	271,953	—	(64,543)
Accrued expenses and other current liabilities	128,160	(27,234)	27,032
Amounts due to subsidiaries	496,428	(477,841)	41,947

Net cash provided by (used in) operating activities	945,243	(594,530)	(3,203,158)

Investing activities:
Net increase in loans to subsidiaries	—	(13,990,000)	9,990,000
Proceeds from long term investment			1,187,500
Acquisition of businesses	—	—	(6,095,151)
Investments in subsidiaries	(500,000)	(20,500,000)	—
Cost investment	—	(15,000,000)	—

Net cash (used in) provided by investing activities	(500,000)	(49,490,000)	5,082,349

Financing activities:
Proceeds from stock options exercised by employees	94	276,976	66,843
Proceeds from exercise of options granted to non-employee	—	—	8,800
Repurchase of ordinary shares as treasury shares	—	(13,200,394)	—
Dividend from a subsidiary	—	5,373,182	—
Proceeds from initial public offering, net of offering cost of $6,469,282	58,530,718	—
Dividend paid	(502,552)	—	—
Distribution to the shareholders of Fuhua	(60,299)	—	—

Net cash provided by (used in) financing activities	57,967,961	(7,550,236)	75,643

Effect of exchange rate changes	(197)	671,133	1,021,202

Net increase (decrease) in cash and cash equivalents	58,413,007	(56,963,633)	2,976,036
Cash and cash equivalents, beginning of the year	1,332,653	59,745,660	2,782,027

Cash and cash equivalents, end of the year	$59,745,660	$2,782,027	$5,758,063

Supplemental disclosures of non-cash financing activities:
Conversion of Series A and Series B convertible preference shares into ordinary shares	$6,642	$—	$—

Note:
Basis for preparation
The parent-company only Condensed Financial Information of China Finance Online only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entity.