Form 20-F
period 2007-12-31
China Finance Online Co. LTD
filed 2008-06-05
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________
For the transition period from ___________ to __________.
Commission file number: 000-50975
CHINA FINANCE ONLINE CO. LIMITED

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant’s name into English)
Hong Kong

(Jurisdiction of incorporation or organization)
9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 109,754,433 ordinary shares, par value HK$0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes           ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes           ☑ No
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
Large accelerated filer ☐          Accelerated filer ☑          Non-accelerated filer ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes           ☑ No
Indicate by check mark which financial statement item the registrant has elected to follow:
     ☐ Item 17          ☑ Item 18

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

PART I
ITEM 1	Identity of Directors, Senior Management And Advisers	5
ITEM 2	Offer Statistics and Expected Timetable	5
ITEM 3	Key Information	5
ITEM 4	Information on the Company	33
ITEM 5	Operating and Financial Review and Prospects	55
ITEM 6	Directors, Senior Management and Employees	73
ITEM 7	Major Shareholders and Related Party Transaction	82
ITEM 8	Financial Information	89
ITEM 9	The Offer and Listing	90
ITEM 10	Additional Information	91
ITEM 11	Quantitative and Qualitative Disclosures About Market Risk	98
ITEM 12	Description of Securities Other than Equity Securities	98

PART II
ITEM 13	Defaults, Dividend Arrearages and Delinquencies	98
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	99
ITEM 15	Controls and Procedures	99
ITEM 16A	Audit Committee Financial Expert	101
ITEM 16B	Code of Ethics	101
ITEM 16C	Principal Accountant Fee and Services	101
ITEM 16D	Exemption from the Listing Standard for Audit Committees	102
ITEM 16E	Purchases of Equity Securities by the Issue and Affiliated Purchasers	102

PART III
ITEM 17	Financial Statement	102
ITEM 18	Financial Statements	102
ITEM 19	Exhibits	102
EX-4.15 FRAMEWORK AGREEMENT
EX-4.16 LOAN AGREEMENT
EX-4.17 SHARE TRANSFER CONTRACT
EX-4.18 SHARE PLEDGE AGREEMENT
EX-4.19 PURCHASE OPTION AND COOPERATION AGREEMENT
EX-4.20 PURCHASE OPTION AND COOPERATION AGREEMENT
EX-4.21 CAPITAL INCREASE AGREEMENT
EX-4.22 LOAN AGREEMENT
EX-4.23 SHARE PLEDGE AGREEMENT
EX-4.24 LOAN AGREEMENT
EX-4.25 OPERATION AGREEMENT
EX-4.26 TECHNICAL SUPPORT AGREEMENT
EX-4.27 STRATEGIC CONSULTING AND SERVICE AGREEMENT
EX-4.28 PURCHASE OPTION AGREEMENT
EX-4.29 FRAMEWORK AGREEMENT
EX-4.30 LOAN AGREEMENT
EX-4.31 SHARE TRANSFER CONTRACT
EX-4.32 OPERATION AGREEMENT
EX-4.33 TECHNICAL SUPPORT AGREEMENT
EX-4.34 STRATEGIC CONSULTING AND SERVICE AGREEMENT
EX-4.35 PURCHASE OPTION AGREEMENT
EX-4.37 LICENSE AGREEMENT
EX-4.46 LEASE CONTRACT
EX-4.47 LEASE CONTRACT
EX-4.48 LEASE CONTRACT
EX-4.49 LEASE CONTRACT
EX-4.50 LEASE CONTRACT
EX-4.51 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.52 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.53 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.54 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.55 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.56 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.57 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.58 AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
EX-4.67 ENGAGEMENT LETTER
EX-8.1 LIST OF SUBSIDIARIES
EX-10.1 CONSENT OF DELOITTE TOUCHE TOHMATSU CPA LTD.
EX-12.1 CEO CERTIFICATION PURSUANT TO RULE 13A-14(A)
EX-12.2 CFO CERTIFICATION PURSUANT TO RULE 13A-14(A)
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company” and “our” refer to China Finance Online Co. Limited, or CFO Hong Kong, its principle subsidiaries, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, Stockstar Information Technology (Shanghai) Co., Ltd., or CFO Stockstar, Shenzhen Genius Information Technology Co., Ltd., or CFO Genius, Jujin Software (Shenzhen) Co., Ltd. or CFO Jujin, Zhengning Information Technology (Shanghai) Co., Ltd., or CFO Zhengning, Fortune (Beijing) Wisdom Technology Co., Ltd. or CFO Wisdom, Fortune (Beijing) Success Technology Co., Ltd. or CFO Success, Daily Growth Securities Limited, or Daily Growth Securities, which we acquired in November 2007 and subsequently renamed from Daily Growth Investment Company Limited to Daily Growth Securities, and, in the context of describing our operations, also include our PRC-incorporated affiliates, Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, Shanghai Meining Computer Software Co., Ltd., or CFO Meining, CFO Fuhua’s wholly owned subsidiary, Beijing CFO Glory Co., Ltd., or CFO Glory, and Beijing CFO Premium Technology Co., Ltd., or CFO Premium.

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies, including how we effect our goals and strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings;

•	our plans to use acquisitions and strategic investments as part of our corporate strategy;

•	competition in the PRC financial data and information services industry;

•	performance of China’s securities markets;

•	performance of Hong Kong’s securities markets;

•	growth in our subscriber base;

•	PRC governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data.
The selected consolidated financial data presented below have been derived from our consolidated financial statement. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2003	2004	2005	2006 (4)	2007
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	2,271	6,016	7,482	7,128	25,903
Cost of revenues	(298)	(393)	(482)	(1,468)	(4,427)

Gross profit	1,973	5,623	7,000	5,660	21,476
Operating expenses:
General and administrative	(400)	(730)	(1,740)	(2,956)	(7,784)
Product development	(149)	(172)	(236)	(742)	(2,269)
Sales and marketing	(284)	(800)	(1,795)	(2,666)	(6,924)

Total operating expenses	(833)	(1,702)	(3,771)	(6,364)	(16,977)
Subsidy income	—	—	—	—	136

Income (loss) from operations	1,140	3,921	3,229	(704)	4,635
Interest income	51	294	1,486	1,003	1,105
Other income (expense)	(1)	(2)	—	115	9
Exchange gain (net)	—	—	366	267	424
Loss from impairment of cost method investment				(1,322)	(11,127)
Income (loss) before income taxes	1,190	4,213	5,081	(641)	(4,954)
Income tax benefit (provision)	—	384	(457)	41	809

Minority interests in net income of consolidated subsidiary	—	—	—	—	15
Net income (loss)	$1,190	$4,597	$4,624	$(600)	$(4,130)
Dividends on preference shares	(352)	—	—	—
Income (loss) attributable to ordinary shareholders	$838	$4,597	$4,624	$(600)	$(4,130)

Income (loss) per share-basic	$0.04	$0.12	$0.05	$(0.01)	$(0.04)
Income (loss) per share-diluted	$0.01	$0.05	$0.04	$(0.01)	$(0.04)
Income per ADS equivalent-basic(2)	$0.21	$0.59	$0.25	$(0.03)	$(0.22)
Income per ADS equivalent-diluted(2)	$0.06	$0.26	$0.22	$(0.03)	$(0.22)
Dividends declared per ordinary share or preference shares	$0.01	—	—	—	—

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2003	2004	2005	2006	2007
Consolidated balance sheet data:
Cash and cash equivalents	$5,806	$70,596	$46,168	$44,956	$74,729
Current working capital(3)	4,306	67,590	45,227	38,011	53,811
Total assets	6,606	71,861	63,113	71,119	103,885
Deferred revenue, current	1,278	3,487	1,859	6,419	20,457
Total current liabilities	1,875	3,773	2,282	8,521	31,009
Deferred revenue, non-current	—	—	—	—	4,665
Total shareholders’ equity	$4,731	$68,088	$60,831	$62,453	$67,362

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated by using the average of the exchange rates on each day during the period. All translations from Renminbi to U.S. dollars were calculated for the periods listed below at the corresponding rates

For the years ended December 31,	RMB per US$1.00

2003	8.2770
2004	8.2780
2005	8.1472
2006	7.9693
2007	7.6072
     For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates were as set forth below as of the corresponding dates:

As at December 31,	RMB per US$1.00

2003	8.2769
2004	8.2765
2005	8.0702
2006	7.8087
2007	7.2946

(2)	Each ADS represents five ordinary shares.

(3)	Current working capital is the difference between total current assets and total current liabilities.

(4)	In 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006. In 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109.”

Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB7.2946, which was the prevailing rate on December 31, 2007. The prevailing rate on March 31, 2008 was $1.00 to RMB7.0120. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

2003	8.2770	8.2800	8.2765	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1472	8.2765	8.0702	8.0702
2006	7.9693	8.0705	7.8051	7.8087
2007	7.5806	7.8127	7.2946	7.2946
2008 (through May 15, 2008)	7.0731	7.2946	6.9815	6.9943

(1)	Averages are calculated from month-end rates.
B. Capitalization and indebtedness.
Not Applicable.
C. Reasons for the offer and use of proceeds.
Not Applicable.

D. Risk factors.
Risks relating to our business
Negative changes in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.
We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange A-Share Index declined 44.80%, from January, 2001 to December, 2005 and surged 124.33% between the start of 2006 and the market peak in October, 2007, despite of the severe corrections on February 27, 2007 and May 30, 2007, when China stock market declined approximately 9% and 7% on a single trading day, respectively. Then the Shanghai Stock Exchange A-Share Index declined 43% from late October, 2007 till the end of March, 2008. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.
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
In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy. In 2006 and 2007, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. If China experiences increased inflation in future, the Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese central bank may have an adverse effect on China’s securities markets, which could adversely impact our business.
Downturns, disruptions and volatility in Hong Kong securities markets and negative developments in the business, economic, and market conditions that could affect investors’ interests in investing in Hong Kong securities markets could have adverse impact on our business in the future.
Following the acquisition of Daily Growth Securities, we expect to provide a diversified portfolio of brokerage and informational service to our clients in connection with their investment in Hong Kong securities market. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ interests in investing in Hong Kong securities markets and have adverse impact on our business in the future. Historically, securities trading volume in Hong Kong has fluctuated considerably. These fluctuations may result from regional and global economic, political and market conditions, broad trends in business and finance that are out of our control.
Our securities brokerage business in Hong Kong operates in a highly regulated industry and compliance failures could adversely affect our business.
With the acquisition of Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, we provide a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on Hong Kong Stock Exchange. The securities brokerage business and operations in Hong Kong are subject to extensive regulations by Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange, which may increase our cost of doing business and may be a limiting factor on the operations and development of our securities brokerage business. The regulation on securities broker-dealer business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business grows with the acquisition of Daily Growth Securities, we may devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies. Any of these consequences could adversely affect our securities broker-dealer business.
Our business could be materially and adversely affected if new features and new research tools are not accepted by users.
We currently offer to our subscribers a limited number of service packages with different features and functionalities. If we introduce a new feature or a new research tool that is not favorably received, our current subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering over ours. We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by users.
We have a limited operating history, which may make it difficult for you to evaluate our business.
Our service offerings have only been commercially available since April 2001. Our senior management and employees have worked together at our company for only a relatively short period of time. Furthermore, the acquisition of CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006, our October 2006 acquisition of CFO Stockstar, a finance and securities website in China and November 2007 acquisition of Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong have altered the overall composition of company. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects.
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
In addition, online advertising business strategies may be developed in addition to our subscription-based service offerings. However, since we regard subscription-based services as our current core business and allocate a significant portion of the advertising inventories of our websites, namely, www.jrj.com and www.stockstar.com, to promote our subscription-based service offerings, to date, our current online advertising business has been limited. We cannot assure you that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our websites will not detract from our users’

experience and thereby adversely affect our brand name or our subscription-based service offerings.
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
Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.
We depend on two securities data providers associated with the Shanghai and Shenzhen Stock Exchanges to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We primarily rely on contractual arrangements with Shanghai Stock

Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, and with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. In June 2006, we are certified by Shanghai Stock Exchange Information Network Co., Ltd. to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data), and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through July 31, 2009. In January 2008, we entered into a license agreement with Shanghai Stock Exchange Information Network Co., Ltd. to distribute TopView (which reveals valuable statistics, such as trading volume and prices of various types of trading accounts). The agreement authorizes us to use TopView to enhance features and functionalities of our existing products and develop new product offerings. The definitive agreement is contemplated to continue through December 12, 2008. Our contract with Shenzhen Securities Information Co., Ltd. is in the process of being renewed. Any disruption in our ability to secure data, price quotes or other trading related information on timely basis either through technical issues or through our inability to maintain and renew our contracts with the Shanghai and Shenzhen Stock Exchanges will have a material adverse effect on our business.
We have also transitioned the primary source of historical data and information on listed companies, bonds and mutual funds to Shenzhen Genius Information Technology Co. Ltd., or CFO Genius, which we acquired in September 2006. Starting from May 2007, CFO Genius has become our primary provider of historical data and information, thereby mitigating our reliance on third-party backup providers of such historical data and information. Though we maintain raw data provision contracts with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd. as alternative sources of historical data and information, any problems arising in or any disruption to CFO Genius as the primary provider of historical data and information will have a material adverse effect on our business.
We cannot assure you that we will be able to enter into business arrangements with either of the two securities data providers associated with the Shanghai and Shenzhen Stock Exchanges on commercially reasonable terms, or at all, after our current contracts expire. We cannot assure you that the two securities data providers will not charge us service fees substantially higher than the service fees we are currently paying. Our business, financial condition and results of operations could be materially and adversely affected if either of our two securities data providers imposes on us service fees substantially higher than the service fees we are currently paying. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, either of the two securities data providers may fail to deliver us reliable price quotes or other trading related information. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.
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
Our business would be adversely affected if we do not continue to expand and maintain an effective telemarketing and customer support force.
We market our service offerings through our websites, as well as through our telemarketing and customer service centers in Beijing and Shanghai. In addition to sales and marketing functions,

we depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our telemarketing and customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.
Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.
An active acquisition program is an important element of our corporate strategy. For example, we acquired CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006. In October 2006, we acquired CFO Stockstar, a leading finance and securities website in China. In November 2007, we acquired Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong. We may not be able to achieve all of the benefits of the business combination or to successfully integrate CFO Stockstar’s, CFO Genius’s and Daily Growth Securities’ operations into ours. While CFO Stockstar, CFO Genius and Daily Growth Securities contributed positive operating cash flows on a collective basis in 2007, we cannot assure you that they will continue to do so. Moreover, we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:
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
As part of our business strategy, we may also make strategic investments intended to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we invested in Moloon International, Inc., or Moloon, a Chinese wireless technology and service provider, in December 2005. However, the financial condition and operating results of companies we invest in such as Moloon could negatively affect our business and financial condition. Government regulations may adversely affect the business of companies we invest in, which could have a material and adverse impact on our business. For example, following an independent valuation of our cost method investment in Moloon, it was determined that a decline in value had occurred and we recorded a non-cash investment impairment of $11.13 million in 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value. In the future, we may also consider further strategic investments and partnerships with companies that specialize in non-exchange traded financial products in order to acquire their expertise in that area which we believe are difficult to obtain otherwise.
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
We also depend on other Internet content providers, such as other financial information websites, to provide data and information to our website on a timely basis. Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need.
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
Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. Prior to January 1, 2008, our employees were required to enter into one-year employment agreements with us. Starting from January 1, 2008, our employees are required to enter into at a minimum two-year employment agreements with us to be in compliance with the PRC Labor Contract Law becoming effective January 1, 2008. We seek to enter into employment and non-competition agreements with our senior executives for longer terms. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. We do not maintain key-man life insurance for any of our key personnel.
Recent changes in the PRC’s labor law restrict our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.
In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of implementing rules for the new law and the precedents for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. Again, there has been very little guidance and precedents as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.
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
If tax benefits currently available to us in PRC were no longer available under the new Enterprise Income Taxes (“EIT”) law which became effective on January 1, 2008, our effective income tax rates for our PRC operations could increase.
Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%. Some of our operating subsidiaries incorporated in the PRC enjoy preferential tax treatments, including reduced tax rates, tax holidays or tax refunds, provided by either the PRC government or its local agencies or bureaus. For example, as a foreign invested “ Software Enterprise”, CFO Beijing was granted by the Beijing branch of the PRC tax bureau two tax incentives that have the effect of:
•	Exempting the company from state income tax for 2003 and 2004; and

•	Providing the company a preferential state income tax rate of 12% from 2005 to 2007, the rate currently applicable to wholly foreign-owned enterprises based in Beijing and not subject to other tax holidays.
Similarly, in December 2004, we established our subsidiary CFO Software in Beijing that was classified by the Beijing local government as a foreign invested high-technology company. With the classification of a foreign invested high-technology company, CFO Software expects to receive tax incentives provided to such companies from the Beijing branch of the PRC tax bureau that have the effect of:
•	Exempting the company from enterprise income tax from 2005 to 2007; and

•	Providing the company a preferential enterprise income tax rate of 7.5% from 2008 to 2010, and 15% for taxable years thereafter, the rate currently applicable to companies classified as high-technology companies based in Beijing and not subject to other tax holidays, provided that the company continues to be qualified as a “high and new technology enterprise” under the newly enacted PRC Enterprise Income Tax Law taking effect as of January 1, 2008.

Furthermore, prior to January 1, 2008 CFO Stockstar, CFO Zhengning CFO Genius , and CFO Jujin , each enjoys a preferential enterprise income tax rate of 15% rather than the enterprise income tax rate of 33% applicable to domestic PRC companies generally and is not subject to other tax holidays.
In the absence of these incentives, our operating subsidiaries incorporated in the PRC would be subject to the enterprise income tax rate of 33% applicable to domestic PRC companies generally prior to January 1, 2008. If our PRC incorporated subsidiaries had not received these preferential tax treatments and were required to pay enterprise income tax at the same rate as domestic PRC companies, our business would be adversely affected.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for certain enterprises, whether foreign-invested or domestic, during which they are allowed to continue to enjoy their existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. Most of our operating subsidiaries incorporated in the PRC are classified as “Software Enterprise” and their qualifications to continue to be entitled to the tax incentives granted to Software Enterprise prior to January 1, 2008 are being reviewed by relevant tax authorities .
The status of certain of our PRC subsidiaries as a “high and new technology enterprise” will be subject to review on regular basis. Certain of our other PRC subsidiaries qualified as a “high and new technology enterprise” under the definition promulgated by the prior enterprise income tax law in effect before January 1, 2008. Under the EIT Law, the qualifications for “high and new technology enterprise” status have not yet been defined. We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as a “high and new technology enterprise” in future periods. If any of our PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.
In addition, with respect to revenue generated from the sale of certain online subscription , including our service packages, CFO Beijing, CFO Software, CFO Zhengning, CFO Meining, CFO Genius and CFO Jujin all obtain value-added-tax, or VAT, refunds that reduce their effective VAT rates from 17% to 3%. We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition.
Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2008 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a no more than 5% withholding tax. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 5% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends on post 2007 earnings payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.
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
We believe that we were not a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2008 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active business is substantial in comparison with the gross income from our business operations.
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
Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Industry and Information, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.
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
Risks relating to regulation of our business and to our structure
We rely on contractual arrangements with CFO Fuhua, CFO Glory and CFO Premium, our PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If the affiliates fail to perform its obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.
Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements with CFO Fuhua, our PRC-incorporated affiliate over which we have no direct ownership, and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over CFO Fuhua as direct ownership.
If we had direct ownership of CFO Fuhua, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if CFO Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. In addition, we cannot be certain that the individual equity owners of CFO Fuhua will always act in the best interests of China Finance Online, especially if they leave the company.

In 2007, we entered into contractual arrangements with CFO Glory and CFO Premium, our PRC-incorporated affiliates over which we have no direct ownership, with the intention of using these two companies as vehicles to acquire PRC domestic companies to operate business, which we are restricted from conducting directly by PRC regulations. Under the contractual arrangements, CFO Glory and CFO Premium will pay us service fees in return for our strategic consulting and technology support services. Currently CFO Glory and CFO Premium have no substantive business operation. These contractual arrangements may not be as effective in providing us with control over CFO Glory and CFO Premium as direct ownership.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If CFO Fuhua, CFO Glory or CFO Premium fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.
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
If we are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our websites or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory permit, but we cannot assure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the online financial data and information service industry, we could be subject to severe penalties.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China. We are a Hong Kong company. We conducted our operations in China solely through CFO Beijing, our wholly owned subsidiary from April 2000 to December 2004. In late 2006, we acquired CFO Stockstar and CFO Genius, and currently conduct our operations in China primarily through CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success.
We are a foreign enterprise and each of our subsidiaries, CFO Beijing, CFO Software, CFO Stockstar CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with CFO Fuhua, pursuant to which we provide operational support to CFO Fuhua. In addition, we have entered into agreements with CFO Fuhua and Zhiwei Zhao and Jun Wang, the shareholders of CFO Fuhua, which provide us with the substantial ability to control CFO Fuhua. Wu Chen, a financial manager at International Data Group China Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, transferred his holdings in CFO Fuhua to Jun Wang, our current chief financial officer, in October 2007. As a result, Jun Wang replaced Wu Chen as a party to all of the agreements we entered into with Wu Chen in connection with his holdings in CFO Fuhua and the operation of CFO Fuhua.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.
If we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Fuhua, and CFO Meining are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	Revoking business and operating licenses of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Fuhua or CFO Meining;

•	Discontinuing or restricting our operations or those of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Fuhua or CFO Meining;

•	Imposing conditions or requirements with which we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Fuhua or CFO Meining;

•	Requiring us, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Fuhua or CFO Meining to restructure the relevant ownership structure or operations;

•	Restricting or prohibiting our use of the proceeds of our initial public offering in 2004 to finance our business and operations in China; or

•	Taking other regulatory or enforcement actions, including levying fines that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.
Our contractual arrangements with CFO Fuhua may be subject to scrutiny by the PRC tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by CFO Fuhua.
We could face material and adverse tax consequences if the PRC tax authorities determine that the contracts between CFO Beijing and CFO Fuhua were not entered into based on arm’s-length negotiations. Although we based these contractual arrangements on those of similar businesses, if the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CFO Beijing or CFO Stockstar, which could adversely affect us by increasing the tax liabilities of CFO Beijing or CFO Stockstar without reducing the tax liabilities of CFO Fuhua, because CFO Fuhua currently does not operate profitably. These increased tax liabilities could further result in late payment fees and other penalties to CFO Beijing and CFO Fuhua for under-paid taxes.
We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have.
We are a holding company, and we rely principally on dividends and other distributions on equity paid by CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success for our cash requirements, including the funds necessary to service any debt we may incur. If any of CFO Beijing, CFO Software, CFO Stockstar , CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom or CFO Success incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements CFO Beijing currently has in place with CFO Fuhua in a manner that would materially and adversely affect CFO Beijing’s ability to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom or CFO Success only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. The Ministry of Industry and Information, or MII, the General Administration of Press and Publication and the Ministry of Culture has promulgated regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.
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
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 28 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, CFO Beijing, CFO Software, CFO Stockstar , CFO Genius, CFO Jujing, CFO Zhengning, CFO Wisdom and CFO Success, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors. Our wholly foreign-owned enterprises are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, CFO Beijing, CFO Software, CFO Stockstar and , CFO Genius, CFO Jujing, CFO Zhengning, CFO Wisdom and CFO Success, may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujing, CFO Zhengning, CFO Wisdom and CFO Success may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Fluctuations in exchange rates could result in foreign currency exchange losses.

Because our earnings and cash from operations are denominated in Renminbi, fluctuations in exchange rates between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China allowed this rate to fluctuate within a narrow and managed band with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day; beginning on July 21, 2005, the People’s Bank of China has allowed this rate to fluctuate within a narrow and managed band with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day, and the People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. As a result of this policy change, Renminbi appreciated approximately 3.2% and 6.4 % against the U.S. dollar in 2006 and 2007, respectively. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. We can offer no assurance that Renminbi will be stable against the U.S. dollar or any other foreign currency.
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
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $3.95 per ADS. During the twelve-month period ended December 31, 2007, the price of our ADSs on the NASDAQ Global Market has ranged from a low of $4.53 to a high of $47.68 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.
In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the U.S. may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the U.S. and consequently may impact the trading performance of our ADSs. Changes in the US stock market generally or as it concerns the Company’s industry, as well as geopolitical, economic, and business factors unrelated to the Company, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.
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
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, and amended the Plan in September 2004 and August 2006. As of December 31, 2007, we had granted options under the Plan with the right to purchase a total of 15,239,488 ordinary shares, of which 1,560,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company. In July, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the Company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. Until December 31, 2005 we accounted for options granted to our directors and employees and restricted stock granted to our employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123(R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for all share options including share options granted to our directors and employees and restricted shares granted to our employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the 2004 Stock Incentive Plan and 2007 Equity Incentive Plan, we may not be able to attract and retain key personnel, as share options and restricted shares are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There were 109,754,433 of our ordinary shares including 15,656,231 ADSs (representing 78,281,155 of those ordinary shares) outstanding as of March 31, 2008. In addition, there are outstanding options to purchase an additional 8,985,708 ordinary shares, including options to purchase 1,405,000 ordinary shares that are vested and immediately exercisable. Their ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
As of March 31, 2008, six of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., C&F International Holdings Limited, Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 59.55% of our outstanding ordinary shares. As of March 31, 2008, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 24.88% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
Provisions in our charter documents and Hong Kong law, and change in control agreements we have entered into with each of our each of our executive officers, may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
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
A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the American depositary shares. We do not recognize holders of ADSs representing our ordinary shares as our shareholders, and instead we recognize the ADS depositary as our shareholder.
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
Your ADSs represented by American Depositary Shares are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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
Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly owned subsidiary, CFO Beijing until December 2004. In December 2004, we incorporated a new wholly foreign-owned enterprise, Fortune Software (Beijing) Co., Ltd., or CFO Software. As wholly foreign-owned enterprises, CFO Beijing and CFO Software are not permitted under PRC law to provide Internet information content, which requires special licenses from the Ministry of Industry and Information or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively.
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
In October 2007, we formed a strategic alliance with China Center for Financial Research (“CCFR”) of Tsinghua University, one of the most reputable universities in China, primarily in the area of financial database development. We receive exclusive technical advice and support from CCFR on the development of financial database and analytics. We also cooperate with CCFR on other areas including training, product development, investor education, etc. This collaboration enables us to further solidify our leading position in providing financial information, data and analytics in China.
In November 2007, we successfully completed the acquisition of Daily Growth Securities (formerly known as Daily Growth Investment Company Limited), a licensed securities brokerage firm incorporated in Hong Kong with a history of over 35 years. Under the definitive agreement, China Finance Online acquired 85% equity interest of Daily Growth Securities for approximately $3.6 million. In March 2008, we raised the authorized and issued share capital of Daily Growth Securities; consequently, the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 98.5%. By acquiring and fully integrating Daily Growth Securities with our existing resources, particularly the vast investor base of our premium websites jrj.com and stockstar.com, our goal in the long run is to provide a diversified portfolio of brokerage and informational services to our users and improve the monetization rate of our website user base by capitalizing our users’ growing interest in investing in Hong Kong-listed securities.
In January 2008, we entered into an alliance agreement with China Telecom, the largest wireline telecommunications and broadband services provider in China, with a purpose to deliver a variety of financial information services to China Telecom’s more than 40 millions of broadband users. Under the alliance agreement, the two parties will establish and maintain a co-branded financial channel on China Telecom’s broadband portal Vnet.cn, a website owned by China Telecom that also serves as the payment platform for its broadband subscribers for various internet value-added services. China Telecom will distribute our products through the Vnet portal as well as its business halls in China, and the two parties will split the revenues according to the agreed-upon scheme under the alliance agreement. We believe that this strategic move will further solidify our leading position in providing financial information, data and analytics in China and also bring us a unique opportunity to further enhance our brand awareness among internet users.
Our principal executive offices are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100032, People’s Republic of China and our telephone number is (8610) 5832-5288.
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
Our service offerings permit users to subscribe to several of the service packages that we offer. These offerings are broadly divided into three categories: Securities Market Information, Technical Analysis, and Fundamental Analysis. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in the Chinese financial markets. Our service offerings can be accessed using our research tools and through our websites at www.jrj.com or www.stockstar.com. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of December 31, 2007, we had a total of approximately 9.0 million registered user accounts, and approximately 56,200 active paying individual subscribers. Our registered users are Internet users who maintain a registered account with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered user who subscribe to a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.
Our service offerings to users are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals. Most, if not all, all of our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by the investors.
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
Timely.
We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai and Shenzhen Stock Exchanges. During an average trading day, we update our research tools within three seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media. We also have provided our subscribers and users with up-to-date personal finance news and wealth management products that we received from banks, trust companies, insurance companies and other financial institutions.
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

A substantial portion of our revenue is derived from annual subscription fees for our service offerings. For subscription services provided to individual investors, our current core business, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the service period.
Growth Strategy
We are combing our own capability of organic growth with strategic acquisition and partnership.
Our own organic growth is achieved from:
•	increase our sales force scale and improve efficiency by recruiting more telemarketing sales personnel and training them with better sales skills;

•	increase our subscriber base by expanding distribution channels such as banks, mutual funds and brokerage firms;

•	build our customer database by better understanding and in depth mining registered users;

•	upgrade our existing service offerings and expand our present service offerings to include data and information relating to other financial instruments such as mutual funds, currencies, futures and commodities; and

•	continue to encourage our subscribers to migrate to newer, more comprehensive and higher priced service offerings.
On the other hand, strategic acquisition and partnership is achieved by:
•	acquire strategic resources and capabilities in order to strength entry barriers, expand business scale, diverse revenue resources and monetize registered user base; and

•	get access to complementary resources and capabilities through strategic partnership that enables to penetrate into a bigger market in order to solidify our leading position and enhance our brand awareness.
Our Subscription Services
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
Online forums.
We host several online bulletin boards on our websites by which Chinese licensed securities advisors offer their views on a variety of topics ranging from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. We do not support, comment on or advocate any views presented by any such securities advisors. We also maintain several online forums on our website, enabling our users to participate in the discussions on specific financial topics we believe will be of interest to them. The online forums are moderated by third party moderators approved by us. We believe the online bulletin boards and discussion forums enhance our users’ experience and, through our active monitoring, allow us to better understand our users’ behavior and needs.
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
Our research tools
Through our research tools we have developed, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s listed company stocks, bonds and mutual funds according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based. Our subscribers pay us a subscription fee for the use of our subscription services over a specified period of time, typically 12 months. .
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
We currently offer different service packages incorporating some or all of our research tools to our users. Our service packages provide research tools focused around three main areas: securities market data, technical analysis, and fundamental analysis. We expect that as we introduce data and information on commodities, we would include a separate research tool for that purpose. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.
Our securities service packages. Our service packages focus on the following three main areas:
•	Securities Market Data. Our Securities Market Data service packages are developed on the basis of Level II quotes and TopView data licensed from Shanghai Stock Exchange. On June 15, 2006, we entered into an agreement with Shanghai Stock Exchange Information Network Co., Ltd., (“SSEINC”) which is associated with the Shanghai Stock Exchange, or SSE. Under the definitive agreement, we are certified by SSE to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through April 30, 2009.

Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.
In January 2008, once again we are certified by SSEINC to distribute TopView, a series of trading data and statistics for stocks listed on SSE. Among other things, TopView reveals valuable statistics, such as trading volume and price patterns of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and thereby help investors make informed decisions. In addition, we are also authorized to use TopView data to enhance and upgrade features and functionalities of our existing products and develop new products.
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
Pricing policy
We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. Each of the securities service packages has multiple versions ranging from low end to high end with different levels of comprehensiveness in terms of features and functionality which target various levels of customer demand for fundamental analysis. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encourage all of our users to upgrade to newer versions of our service packages or more comprehensive service packages.
We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine.
Our brokerage services
With the acquisition of Daily Growth Securities in November 2007, a licensed securities brokerage firm with a history of 36 years, we provide a diversified portfolio of brokerage and other related services to our customers who invest in stocks listed on Hong Kong Stock Exchange. Daily Growth Securities is regulated by Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange. In 2007, brokerage and related services provided by Daily Growth Securities represented less than 1% of our total net revenues, and such services were not part of our core business in 2007.
Our online advertisement services
Our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. Although we believe our internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market, in 2007, we continued to allocate most of our advertising inventory to promote our subscription-based software offerings. In 2007, revenues from advertising-related services represented approximately 6% of our total net revenues, and online advertising was not part of our core business in 2007.
Customer support
Our customer support center provides our subscribers real-time and personal support. Our customer support center currently operates from 8:00 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 8:30 p.m. on weekends and holidays. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. We have an in-house training program for our customer support personnel, which include training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.
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
Our agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, allows us to develop service packages based on Level II quotes and upgrade the features and functions of our current products. Level II quotes give investors unique insight into a stock price’s movement and provide faster and more comprehensive trading data. We also have an agreement with Shanghai Stock Exchange Information Network Co., Ltd. to distribute TopView. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and help investors make more informed investment decisions. In addition, we are also authorized to use TopView to enhance and upgrade features and functionalities of our existing products and develop new products.
Our agreement with Shenzhen Securities Information Co., Ltd., associated with the Shenzhen Stock Exchange, is in the process of being renewed. Under these agreements, we may distribute the financial data and information we receive to our users, but not to other vendors or distributors. Each of these two data providers can terminate its respective agreement with us if we breach the terms of the relevant agreement, such as fail to pay or delay our payment of fees to these providers.

Data providers
We acquired CFO Genius in September 2006. Starting from May 2007, CFO Genius has become our primary provider of historical data and information on listed companies, bonds and mutual funds for input into our information platform. We are able to obtain information in accordance with designated parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information. The updates provided by CFO Genius range from several times a day to once a month depending on the type of information. In addition, we have raw data provision contracts with Financial China Information & Technology Co., Ltd. and Shanghai Gildata Service Co., Ltd as alternative sources of historical data and information.
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
Sales and marketing
We market our service offerings through our websites, as well as through customer support personnel at our telemarketing and customer service centers. Our websites provide detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems. We also market our service offerings through banks, mutual funds and stock brokerage firms.
We charge our subscribers a subscription fee for the use of our service packages over an agree-upon service period, typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us. Since we accept cash as the only payment method, we do not take any credit risk of our subscribers. We have a refund policy, and refunds in 2007 represented approximately 1% of cash revenues received from individual subscribers.
Product development
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
Our product development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct frequent meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our product development team also works closely with our customer support team to develop features and content that is based on feedback we received from our subscribers and users.
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
Technology and infrastructure
Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and four times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2007
Web server technology.
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
Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of products and services similar to or better than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our service packages, reduced margin or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.
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
Our PRC subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Wisdom, CFO Success, CFO Jujin, CFO Zhengning and CFO Meining, are the registered owners of 47 software copyrights, each of which has been registered with the National Copyright Administration of the PRC.
We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 11 trademarks registered with the China Trademark Office, owned by CFO Meining and CFO Genius. Our applications for trademark registration of “Financial Street Fuhua” in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China are still in the approval process.
Regulation
We operate our business primarily in the People’s Republic of China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:
•	Ministry of Industry and Information;

•	the China Securities Regulatory Commission;

•	the Ministry of Culture;

•	the General Administration of Press and Publication (National Copyright Administration);

•	the State Administration of Industry and Commerce;

•	the Ministry of Public Security; and

•	the Ministry of Commerce.
The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.
Foreign ownership restriction on Internet content provision businesses
PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through CFO Fuhua, which is wholly owned by Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, who are both PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, SAR, are a foreign entity for this purpose.
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
In order to host our website, CFO Fuhua and CFO Meining are required to hold an Internet content provider, or ICP, license issued by the Ministry of Industry and Information or its local offices. CFO Fuhua currently holds an ICP license issued respectively by Beijing Communications Administration and Shanghai Communications Administration, local offices of the Ministry of Industry and Information.
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
A recent regulation issued by the Ministry of Industry and Information requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Industry and Information or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.
Furthermore, the Ministry of Industry and Information has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. CFO Fuhua and CFO Meining have obtained such approval from Beijing Communications Administration and Shanghai Communications Administration, respectively, the government agency in charge of this matter.
Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, which include provision of financial information through the Internet, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
CFO Fuhua and CFO Meining’s ICP licenses expressly state that, in relation to their Internet content provision and among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column,” of provide such information under express heading of “news”. Specifically, the Press Office of Beijing People’s Government, the government authority regulating news publication, confirmed with us that so long as we do not provide general news, we are not required to obtain a license to publish financial or economic related news content. However, on September 25, 2005, the Press Office of the State Council and the Ministry of Industry and Information jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of internet news information services and require that internet content providers that provide internet news information services within such definition must apply for a license. CFO Fuhua and CFO Meining are planning to procure such a license.
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
Intellectual property rights
The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections. We have registered all of our self-developed software with the National Copyright Administration.
PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by the Ministry of Industry and Information and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name.

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
Privacy protection
PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Industry and Information or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.
Advertising regulation
PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. We hold our advertising permits through CFO Fuhua, a PRC domestic company wholly owned by Zhiwei Zhao and Jun Wang, and CFO Meining, a subsidiary wholly owned by CFO Fuhua.
Brokerage regulations in Hong Kong
Daily Growth Securities, which operates in Hong Kong, is regulated by the Securities and Futures Commission (“SFC”) of Hong Kong, SAR and Hong Kong Stock Exchange.
C. Organizational structure.
We conduct substantially our business through our wholly owned subsidiaries in China, which are CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success. We are dependent on CFO Fuhua and CFO Meining, a wholly owned subsidiary of CFO Fuhua, to host our websites. In 2007, we acquired Daily Growth Securities (formerly known as Daily Growth Investment Company Limited) to provide securities brokerage services for stocks listed on Hong Kong Stock Exchange. In March 2008, we raised the authorized and issued share capital of Daily Growth Securities so the total percentage of beneficial ownership by CFO Hong Kong increases from 85% to 98.5%. In addition, in August and September 2007, we established CFO Glory and CFO Premium in anticipation of using these two companies to acquire PRC domestic companies whose business are those which we are restricted from conducting directly by PRC regulations.

The following table sets forth the details of our principle subsidiaries and PRC-incorporated affiliates:

		Percentage of
	Jurisdiction	Beneficial
	of	Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd	PRC	100
China Finance Online (Beijing) Co., Ltd.	PRC	100
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	100
Stockstar Information Technology (Shanghai) Co., Ltd	PRC	100
Shanghai Meining Computer Software Co., Ltd.*	PRC	100
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100
Shenzhen Genius Information Technology Co., Ltd.	PRC	100
Jujin Software (Shenzhen) Co., Ltd.	PRC	100
Fortune (Beijing) Wisdom Technology Co., Ltd.	PRC	100
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100
Beijing CFO Glory Co., Ltd*	PRC	100
Beijing CFO Premium Technology Co., Ltd*	PRC	100
Daily Growth Securities Limited	Hong Kong	98.5

*	Denotes variable interest entity

The following diagram illustrates our material entities involved in the operation of those businesses and excludes dormant entities and entities, which aside from holding existing contracts or conducting any operations as of March 31, 2008:

(1)	Zhiwei Zhao is our chief executive officer and director.

(2)	Jun Wang is our chief financial officer.

(3)	Zhenfei Fan is our financial manager.

(4)	Wei Xiong is our director of Human Resource and Administrative Department.

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and accordingly, neither we, or wholly owned subsidiaries is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, in December 2000, we formed our affiliated Chinese entity, CFO Fuhua, with Wu Chen and Xinzheng Wang, who later transferred his holdings in CFO Fuhua to Jun Ning, our former chairman and chief executive officer. Both Wu Chen and Jun Ning are PRC citizens and own 55% and 45% of the equity interest in CFO Fuhua, respectively. Jun Ning resigned from his positions with us and transferred his holdings in CFO Fuhua to Zhiwei Zhao, our current chief executive officer and a member of our board of directors in November 2006. Wu Chen transferred his holdings in CFO Fuhua to Jun Wang, our current chief financial officer in October 2007. CFO Fuhua holds the licenses and approvals that are required to operate our website, as well as our domain names www.jrj.com.cn and www.jrj.com. CFO Fuhua also holds the licenses and approvals required to operate our online advertising business. We and CFO Beijing have entered into a series of contractual arrangements with CFO Fuhua and its shareholders. Zhiwei Zhao replaced Jun Ning as a party to these contractual arrangements when he received Jun Ning’s holdings in CFO Fuhua in November 2006. Jun Wang replaced Wu Chen as a party to these contractual arrangements in October 2007. As a result of these contractual arrangements, we are considered the primary beneficiary of CFO Fuhua and accordingly, we consolidate CFO Fuhua’s results of operations in our financial statements.
Pursuant to our contractual arrangements with CFO Fuhua, we provide equipment, services and domain name licenses to CFO Fuhua in exchange for fees. The principal equipment lease, services and domain name license agreements that we have entered into with CFO Fuhua include:
•	an equipment leasing agreement, pursuant to which CFO Fuhua leases a substantial majority of its operating assets from CFO Beijing;

•	a technical support agreement, pursuant to which CFO Beijing provides technical support for CFO Fuhua’s operations;

•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to CFO Fuhua, including consulting services in relation to CFO Fuhua’s online advertising business;
We made a loan to each of the shareholders of CFO Fuhua, Wu Chen and Jun Ning, solely for the purposes of capitalizing CFO Fuhua. Pursuant to the loan agreements, Wu Chen and Jun Ning can only repay the loans by transferring all of their interest in CFO Fuhua to us or a third party designated by us. Zhiwei Zhao replaced Jun Ning as a party to the loan agreements when he received Jun Ning’s holdings in CFO Fuhua in November 2006. Jun Wang replaced Wu Chen as a party to the loan agreements when he received Wu Chen’s holdings in CFO Fuhua in October 2007. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the total principal amount per annum, we do not believe this limitation will have a material adverse effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us. In addition, we have entered into agreements with CFO Fuhua and its shareholders that provide us with the substantial ability to control CFO Fuhua. Pursuant to these contractual arrangements:
•	the shareholders of CFO Fuhua have granted us or individuals designated by us an irrevocable proxy to exercise all their voting rights as shareholders of CFO Fuhua, including the right to appoint directors, the general manager and other senior management of CFO Fuhua;

•	CFO Fuhua will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

•	CFO Fuhua will not distribute any dividends;

•	we may purchase the entire equity interest in, or all the assets of, CFO Fuhua when and if such purchase is permitted by PRC law or the current shareholders of CFO Fuhua cease to be directors or employees of CFO Fuhua;

•	the shareholders of CFO Fuhua have pledged their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua; and

•	the shareholders of CFO Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in CFO Fuhua without the prior written consent of CFO Beijing.
On March 3, 2008, Jun Wang, Zhiwei Zhao and CFO Fuhua entered into a capital increase agreement, under which Jun Wang and Zhiwei Zhao will increase their capital contribution in CFO Fuhua by $449,000 and $549,000 respectively. As a result, the registered capital of CFO Fuhua will be increased from $428,000 to approximately $1,426,000 . In connection with the capital increase agreement, we entered into a loan agreement with Zhiwei Zhao and Jun Wang to extend each of Zhiwei Zhao and Jun Wang a loan with the amount of 449,000 and $549,000, respectively, for the sole purpose of financing their increase of capital contribution in CFO Fuhua. Under the loan agreement, as conditions precedent to the extension of loans, Zhiwei Zhao and Jun Wang shall have entered into a share pledge agreement, purchase option and cooperation agreement with CFO (Beijing).
On March 3, 2008, Zhiwei Zhao, Jun Wang and CFO (Being) entered into a share pledge agreement, under which Jun Wang and Zhiwei Zhao have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. Under the share pledge agreement, Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of their interest in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in CFO Fuhua to us or the third party assignee designated by us according to the purchase option.
On March 3, 2008, CFO Beijing, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO entered into a purchase option and cooperation agreement, or the purchase option agreement, pursuant to which, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, and (2) to the extent permitted by law, when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets. The exercise price of the option will equal the total principal amount of the loan lent by us to Zhiwei Zhao and Jun Wang under their loan agreements to purchase their respective equity interest in CFO Fuhua, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Zhiwei Zhao and Jun Wang. We may choose to pay the purchase price payable to Zhiwei Zhao and Jun Wang by canceling our loans to Zhiwei Zhao and Jun Wang.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua’s shares or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.
Each of the contractual arrangement with CFO Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. The shareholders of CFO Fuhua are not deriving any material personal benefits from these arrangements and are not expected to receive any consideration, other than cancellation of the existing loans, upon future transfer of their entire equity interest in, or all of the assets of, CFO Fuhua to us.
In 2007, we formed our affiliated Chinese entities, CFO Premium and CFO Glory, in anticipation of using these two companies as the vehicles to acquire PRC companies to operate business which we are restricted from conducting directly by PRC regulations. We formed CFO Premium with Wei Xiong, our director of the department of human resource and administration and Zhifei Fan, our financial manager in August 2007. Both Wei Xiong and Zhifei Fan are PRC citizens and own 55% and 45% of equity interest in CFO Premium respectively. We have entered into a series of contractual arrangements with CFO Premium and its shareholders including contracts relating to provision of strategic consulting, technical and operational support services and certain shareholders rights. As a result of these contractual arrangements, we are considered the primary beneficiary of CFO Premium and accordingly, we could consolidate CFO Premium’s results of operations in our financial statements.
We entered into a loan agreement with Wei Xiong, and Zhenfei Fan,to extend them a loan with the amount of $77,000 and $63,000 , respectively, for the sole purpose of financing their investments in CFO Premium as CFO Premium’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Wei Xiong and Zhifei Fan can only repay the loans by transferring all of their interest in CFO Premium to us or a third party designated by us. When Wei Xiong or Zhifei Fan transfer their interest in CFO Premium to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Wei Xiong and Zhifei Fan to us. In addition, we have entered into with CFO Premium and its shareholders agreements that provide us with substantial ability to control CFO Premium. Pursuant to these contractual arrangements:
•	the shareholders of CFO Premium have granted us or individuals designated by us an irrevocable proxy to exercise all their voting rights as shareholders of CFO Premium, including the right to appoint directors, the general manager and other senior management of CFO Premium;

•	CFO Premium will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without our prior written consent;

•	CFO Premium will not distribute any dividends;

•	we may purchase the entire equity interest in, or all the assets of, CFO Premium when and if such purchase is permitted by PRC law or the current shareholders of CFO Premium cease to be employees of CFO Premium;

•	the shareholders of CFO Premium will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in CFO Premium without our prior written consent.
We formed CFO Glory with Wu Chen and Zhiwei Zhao in September, 2007. Wei Chen and Zhiwie Zhao own 55% and 45% of equity interest in CFO Glory respectively. Wei Chen transferred his holdings in CFO Glory to Jun Wang on September 1, 2007. W have entered into a series of contractual arrangements with CFO Glory and its shareholders including contracts relating to provision of strategic consulting, technical and operational support services and certain shareholders rights. As a result of these contractual arrangements, we are considered the primary beneficiary of CFO Glory and accordingly, we could consolidate CFO Glory’s results of operations in our financial statements.
On September 1, 2007, we entered into a loan agreement with Wu Chen and Zhiwei Zhao, the shareholders of CFO Glory to extend each of Wu Chen and Zhiwei Zhao a loan with the amount of $77,000 and $63,000, respectively, for the sole purpose of financing their investments in CFO Glory as CFO Glory’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Wu Chen and Zhiwei Zhao can only repay the loans by transferring all of their interest in CFO Glory to us or a third party designated by us. When Wu Chen or Zhiwei Zhao transfer their interest in CFO Glory to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Wu Chen and Zhiwei Zhao to us. On September 10, 2007, we entered into a loan agreement with Jun Wang to extend Jun Wang a loan in the amount of $77,000 on the same term as described above, for the sole purpose of financing Jun Wang to acquire from Wu Chen the whole of Wu Chen’s holdings in CFO Glory. Upon transferring all his holdings in CFO Glory to Jun Wang, Wu Chen has repaid his loans in full. In addition, we have entered into with CFO Glory and its shareholders same agreements as those we entered into with CFO Premium and its shareholders described above that provide us with substantial ability to control CFO Glory.
D. Property and equipment.
Our principal executive offices as well as our subsidiaries, CFO Beijing and CFO Software, CFO Fuhua, CFO Wisdom, CFO Success, CFO Glory and CFO Premium are currently located in Beijing, leasing approximately 3,200 square meters. CFO Stockstar, CFO Meining and CFO Zhengning are located in Shanghai, leasing approximately 3,300 square meters. CFO Genius and Jujin both are located in Shenzhen, leasing approximately 900 square meters. Daily Growth Securities, located in Hong Kong, leases approximately 500 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
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
A. Operating Results
We are one of the leading companies that specialize in providing online financial and listed company data and information in China. We offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums. Our service offerings can be accessed using our research tools and through our websites www.jrj.com and stockstar.com. Our service offerings are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals.
Our net revenues increased by 263% to $25.9 million in 2007 from $7.1 million in 2006. Our net loss was $4.1 million in 2007. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the twelve month period. Our deferred revenues were $25.1 million as of December 31, 2007, compared to $6.4 million as of December 31, 2006.
Our principal capital expenditures for 2005, 2006 and 2007 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $235,000, $1.0 million and $3.8 million, respectively.
Key factors affecting our operating results and financial condition
Some of the key factors affecting our operating results and financial condition include the following:
•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;

•	contribution of alternative revenue resources such as revenues from online advertising;

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•	other tax incentives we receive from PRC tax authorities resulting from CFO Beijing being a foreign invested software development company and CFO Software being a foreign invested high-technology company;

•	our cost structure, including, in particular, our cost for raw data;

•	the desirability of our service packages relative to other products and offerings available in the market;

•	our ability to benefit from the acquisition of CFO Stockstar, CFO Genius, and Daily Growth Securities; and

•	PRC telecommunication and regulatory policies.
We derive revenues primarily from annual subscription fees from subscribers to our financial data and information services. The level of public interests in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced sizable volatility.
To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $1.6 million in 2007, representing a 17% increase from the $1.3 million contributed in 2006. Revenues from advertising accounted for 6.0% of our net revenues in 2007. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising was not considered a core service line of our business in 2007.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $2.2million in revenue for VAT refunds in 2007.
Gross revenues
We generate subscription fee revenues mostly from the sales of the service packages we currently offer, which are comprised of downloadable and web-based research tools. In general, a subscription permits the subscriber to use the selected service package for a one-year period.
The most significant factors that affect our subscription revenues are:
•	the number of registered user accounts on our websites;

•	the number of active paying individual subscribers; and

•	the service packages selected by our subscribers.
Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our website and rely on our offerings, we expect that a number of them will opt to purchase our subscription services. A substantial portion of our revenues are currently derived from our subscription services. Registered user accounts refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered users who subscribe for a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through the mobile devices. We view increase in the number of active paying individual subscribers as a measure of market acceptance and customer loyalty to our service offerings.
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
Net revenues
Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. Because CFO Beijing, CFO Software, CFO Fuhua, CFO Wisdom, CFO Success, CFO Glory, CFO Premium, CFO Stockstar, CFO Meining, CFO Genius and CFO Jujin operate in China, their gross revenues from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We expect to pay business tax in the PRC on revenues from advertising-related business and from mobile value added services we expect to generate in the future.
We derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2005	2006	2007

Subscription fees	$5,811,395	$5,075,830	$22,712,043
Advertising revenue	996,311	1,337,630	1,560,194
SMS revenue	—	298,232	1,339,321
Brokerage service revenue	—	—	80,896
Others	674,460	416,386	210,620

	$7,482,166	$7,128,078	$25,903,074

Revenue recognition
We charge our subscribers a subscription fee for the right to use our service packages for, in general, a one-year period. For subscription services provided to individual investors, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our individual subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the subscription period, and promptly provide the subscriber with an account access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the service period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the service period.
We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.
We also derive commission from brokerage services provided by the newly acquired subsidiary, Daily Growth Securities, which buys or sells securities on their customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.
Cost of revenues
Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of raw data, cost of bandwidth, salary and compensation, depreciation and rent. Cost of revenues accounted for 21% and 17% of our net revenues in 2006 and 2007 respectively, although the absolute amount of cost of revenue experienced a sizable increase in 2007 compared with that of 2006. The decrease in the ratio of cost of revenues to net revenues in 2007 is primarily due to the increase in net revenues greater than the increase in cost of revenues. We believe the absolute increase will partly be attributable to contribution from increase in website maintenance and development expenses of $2.9 million in 2007, compared to $943,000 from 2006, which consists of rent, cost of raw data, salary and compensation, server depreciation expenses, bandwidth costs, and content expenses for our jrj.com and stockstar.com websites. We expect our cost of revenues will increase in absolute amount of our net revenues in 2008.
Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that we believe is directly used in the provision of our web content and database services. We allocate rent to cost of revenues to the extent the space is occupied by our web content and database personnel. Our rent is the largest component of our cost of revenues, constituting 26% of our cost of revenues in 2007.
Cost of raw data. Our cost of raw data consists of bandwidth fees, which we pay to Internet Data Center (IDC) and fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically between one and three years, depending on the provider. Our cost of raw data is likely to be our most variable element of cost of revenues. Our cost of raw data is expected to increase:
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the cost of revenue and operating expense financial statement line items, as appropriate. The decrease in the ratio of operating expenses to net revenues in 2007 is primarily due to the increase in net revenues greater than the increase in operating expenses. The increase in absolute amount of operating expenses is primarily due to the expansion of our business scale and the increase in the salary and compensation for our personnel, stock-based compensation, cost of professional services and other related costs associated with our being publicly listed in the U.S. The most significant factors affecting our operating expenses are:
•	salary and compensation for our employees, particularly our sales and marketing personnel and our management team;

•	stock- based compensation expenses for the grant of the performance-based restricted stock and for new grants issued in 2007;

•	professional services and other related costs associated with being publicly listed in the U.S; and

•	expansion in operating scale associated with the acquisition of CFO Stockstar, CFO Genius and Daily Growth Securities.
We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity, including efforts we may undertake to expand our online advertising business.
General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, stock-based compensation expenses, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and depreciation for general office furniture and equipment. We expect our general and administrative expenses to increase in 2008 and for the foreseeable future.
Product development expenses. Our product development expenses primarily consist of salary and compensation expenses of personnel engaged in the research, development and implementation of our new service offerings, rent and depreciation of equipment attributable to our product development efforts. We expect that our product development expenditures will increase for the next twelve months.
Sales and marketing expenses. Our sales and marketing expenses primarily consist of salary and compensation for our sales and marketing personnel, as well as the marketing promotion fees. The increase is largely due to compensation expenses as a result of increased sales force. We expect to continue to increase our sales and marketing efforts in the foreseeable future.
Stock option plan and option agreements
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan by 5,000,000. We granted options under the Plan with the right to purchase up to 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004, of which 623,000 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees as of March 31,2008. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 5,003,000 ordinary shares, of which 899,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In July 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the Plan. We amended the Plan again in December 2006 to increase the total number of ordinary shares reserved for issuance under the Plan to 15,688,488. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 40,560 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As of March 31, 2008 we may grant options to purchase up to an additional 2,012,200 ordinary shares under the Plan.
The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on March 5, 2009. The options we granted in June 2004 have an exercise price of

$1.04 per share and will expire on March 5, 2009. The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share respectively. The 700,000 options we granted in July 2006 have an exercise prices of $1.07 per share and will expire on July 4, 2016.The 3,272,000 options we granted in January 2007 under the Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share respectively, and will expire on April 4, 2017 and May 9, 2017 respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017 respectively.
Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the Plan, as of March 31, 2008, we have a total number of 7,294,388 options that are currently vested and exercisable for ordinary shares.
We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company, 5,424,500 ordinary shares have been exercised as of March 31, 2008.
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit whole group of eligible employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan.
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
Cost method investment. In December 2005, we purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. The investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, we carry the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We recorded an other-than-temporary impairment charge totaling $1,322,000 during the year ended December 31, 2006, and $11,127,000 during the year ended December 31, 2007. No impairment charges were recorded during the year ended December 31, 2005.
Goodwill. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
We test goodwill annually following a two-step process in accordance with SFAS No. 142. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
We perform goodwill impairment tests annually on December 31 by comparing the book value to the fair value of each reporting unit. Based on the our assessment, there was no impairment of goodwill for the years ended December 31, 2005, 2006 and 2007.
Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2005, 2006 and 2007.
Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2005		2006		2007
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$7,627	101.9%	$7,337	102.9%	$26,570	102.6%
Business tax	(145)	(1.9)	(209)	(2.9)	(667)	(2.6)

Net revenues	7,482	100%	7,128	100%	25,903	100%
Cost of revenues	(482)	(6.4)	(1,468)	(20.6)	(4,427)	(17.1)

Gross profit	7,000	93.6	5,660	79.4	21,476	82.9
Operating expenses:
General and administrative	(1,740)	(23.3)	(2,956)	(41.5)	(7,784)	(30.1)
Product development	(236)	(3.2)	(742)	(10.4)	(2,269)	(8.8)
Sales and marketing	(1,795)	(24.0)	(2,666)	(37.4)	(6,924)	(26.7)

Total operating expenses	(3,771)	(50.5)	(6,364)	(89.3)	(16,977)	(65.5)
Subsidy income	—	—	—	—	136	0.5
Income from operations	3,229	43.2	(704)	(9.9)	4,635	17.9
Interest income	1,486	19.9	1,003	14.1	1,105	4.3
Exchange gain (net)	366	4.9	267	3.7	424	1.6
Other expense, net	—	—	115	1.6	9	0.03
Loss from impairment of cost method investment	—	—	(1,322)	(18.5)	(11,127)	(43.0)
Income before income taxes benefit (provision)	5,081	67.9	(641)	(9.0)	(4,954)	(19.1)
Minority interests in net income of consolidated subsidiary	—	—	—	—	15	0.06
Income tax benefit (provision)	(457)	(6.1	41	(0.58)	809	3.1

Net income (loss)	$4,624	61.8%	$(600)	(8.4%)	$(4,130)	(15.9%)

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended

December 31, 2005, 2006 and 2007, all translations from Renminbi to U.S. dollars were calculated at RMB8.1472, RMB7.9693 and RMB7.6072 per US$1.00, respectively.

(2)	For subscriptions provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription period, typically twelve months.
Year ended December 31, 2007 compared to year ended December 31, 2006
Revenues
Our gross revenues increased by 264% from $7.3 million in 2006 to $26.6 million in 2007. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2007 is $25.1 million, compared to $6.4 million at the end of 2006, The significant increase in deferred revenue as of December 31, 2007 is [due to our strong performance in the subscription business and such increase in deferred revenue will be recorded as net revenues over the next several quarters.]
Our revenues derived from online advertising sales, which were not a sizable business of the Company in 2007, increased to $1.6 million in 2007 from $1.3 million in 2006.
Our revenues derived from brokerage income were $81,000 in 2007, representing 0.3% of total revenues for the year.
Our business taxes attributable to our gross revenues increased from $209,000 in 2006 to $667,000 in 2007, primarily due to increase in business taxes associated with our increase in subscription and advertising businesses. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 265% to $25.9 million in 2007 from $7.1 million in 2006.
Cost of revenues
Our cost of revenues in 2007 increased by 193% to $4.4 million from $1.5 million in 2006 primarily because [our website maintenance and development expenses increased to $2.9 million in 2007 from $943,000 in 2006, which consists of bandwidth costs, salary and compensation, server depreciation expenses, rent, cost of raw data and content expenses for our jrj.com and stockstar.com websites.]
Gross profit
As a result of the foregoing, our gross profit increased by 277% to $21.5 million in 2007 from $5.7 million in 2006.
Operating expenses
Our operating expenses increased by 166% to $17.0 million in 2007 from $6.4 million in 2006. The increase in our operating expenses was primarily due to expansion in operating scale, including headcount, operation locations, associated with the acquisitions of CFO Stockstar and CFO Genius and Daily Growth Securities, as well as increase in commission and bonus expenses in line with strong core business results, stock-based compensation expenses and the increase in professional service fees as a result of being a U.S. listed public company. Operating expenses as a percentage of net revenues decreased to 65.5% in 2007 from 89.3% in 2005 because our net revenues grew at a faster rate than the rate of increase in our operating expenses.
General and administrative. Our general and administrative expenses increased by 160% to $7.8 million in 2007 from $3.0 million in 2006 due primarily to an increase in our employee headcount, an increase in stock-based compensation of $1.8 million primary due to the performance-based restricted stock awards granted in the third quarter of 2007, the increase in compensation expenses of $1.0 million, and the increase in professional service fees with the amount of $717,000. Our general and administrative expenses as a percentage of net revenues decreased to 30.1% in 2007 from 41.5% in 2006.
Product development. Our product development expenses increased by 210% to $2.3 million in 2007 from $743,000 in 2006 due primarily to increase in headcount, particularly through the acquisition of CFO Genius. Our product development expenses decreased as a percentage of net revenues to 8.8% in 2007 from 10.4% in 2006.
Sales and marketing. Our sales and marketing expenses increased by 156% to $6.9 million in 2007 from $2.7 million in 2006. This primarily due to an increase in compensation expenses, particularly commissions and bonus, to our sales and marketing personal by 336% to $4.9 million in 2007 from $1.1 million in 2006. Our sales and marketing expenses as a percentage of net revenues decreased to 26.7% in 2007 from 37.4% in 2006.
Income/(Loss) from operations
Our income from operations was $4.6 million compared to operating loss of $704,000 in 2006, and our operating margin improved to 17.9% in 2007 from -9.9% in 2006.
Interest income
Our interest income increased by 10% to $1.1 million in 2007 from $1.0 million in 2006 due to an increase in our cash balances derived primarily from the increase in our subscription fees in 2007.
Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon International Inc. (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon, and accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation, we determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies Moloon’s financial conditions deteriorated and, following an independent valuation of the our cost method investment in Moloon, it was determined that we should record a non-cash investment impairment of $11,127,000 in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value.

The Company does not expect the impairment charge against its investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on its core business.
Income tax benefit
Our wholly owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. CFO Software enjoys preferential tax treatments in China, including exemption from enterprise income tax from 2005 to 2007. CFO Meining, CFO Stockstar and CFO Zhengning, which are wholly foreign owned enterprise registered in Shanghai enjoy preferential tax treatment, preferential enterprise income tax rate of 15%. CFO Genius and CFO Jujin, which are wholly foreign owned enterprise registered in Shenzhen enjoy preferential tax treatment and a preferential enterprise income tax rate of 15%. [In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. ] Accordingly we recognized an income tax benefit of $809,000 for 2007.
Net income/(loss)
As a result of the $12.61 million non-cash impairment in Moloon, our net loss was $4.1 million in 2007 compared to net loss $600,000 in 2006, and our net margin decreased to -15.9% in 2007 from-8.4% in 2006.
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
Our revenues derived from online advertising sales increased to $1.3 million in 2006 from $1.0 million in 2005. This increase primarily resulted from the fact that online advertising was no longer a core service line in 2006 nor will it be in the foreseeable future. In 2006 we allocated most of our advertising space on our websites to promote our own subscription-based online service offerings.
Our business taxes attributable to our gross revenues increased from $145,000 in 2005 to $209,000 in 2006, primarily due to increase in business taxes associated with our increase in advertising and related businesses. After taking into account business taxes attributable to our gross revenues, our net revenues decreased by 5% to $7.1 million in 2006 from $7.5 million in 2005.
Cost of revenues

Our cost of revenues in 2006 increased by 204.6% to $1.5 million from $482,000 in 2005 primarily because our cost of raw data increased by 177% to $694,000 in 2006 from $251,000 in 2005, as we increased the number of our content and data providers to increase the amount of data and information available to our subscribers and users.
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
General and administrative. Our general and administrative expenses increased by 74.1% to $3.0 million in 2006 from $1.7 million in 2005 due primarily to an increase in our employee headcount, which resulted in an increase in salary and compensation expenses of $242,000, professional service with the amount of $351,000, an increase in stock-based compensation of $461,000 as the result of adopting SFAS 123(R), as well as an increase in bank charges for online payments made by some of our subscribers in the amount of $49,000, other office expenses decreased $59,000, partially offset by reductions in other general office expenses. Our general and administrative expenses as a percentage of net revenues increased to 41.5% in 2006 from 23.3% in 2005.
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
Income/(Loss) from operations
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
Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon International Inc. (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon, and accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation, we determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Income tax benefit
Our wholly owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. CFO Software, enjoys preferential tax treatments in China, including exemption from enterprise income tax from 2005 to 2007 and a preferential enterprise income tax rate of 7.5% from 2008 to 2010. CFO Meining and CFO Stockstar enjoy preferential tax treatment, preferential enterprise income tax rate of 15%. CFO Genius enjoys preferential tax treatment and a preferential enterprise income tax rate of 15%. Accordingly we recognized an income tax benefit of $41,000 for 2006.
Net income/(loss)
As a result of the foregoing, our net income decreased by 113% to $600,000 in net loss in 2006 from $4.6 million in 2005. Our net margin decreased to -8.4% in 2006 from 61.8% in 2005.
B. Liquidity and capital resources.
Cash flows and working capital
As of December 31, 2007, we had approximately $74.7 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and liquid investments with remaining maturities of three months or less when purchased that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2005, 2006 and 2007:

	For the year ended December 31
(in thousands of U.S. dollars)	2005	2006	2007
Net cash provided by operating activities	$3,059	$5,892	$28,426
Net cash used in investing activities	(15,235)	(8,202)	(4,830)

	For the year ended December 31
(in thousands of U.S. dollars)	2005	2006	2007
Net cash provided by (used in) financing activities	(12,923)	(76)	3,226
Net increase (decrease) in cash and cash equivalents	(24,428)	(1,213)	29,773
Cash and cash equivalents at beginning of year	70,596	46,168	44,956
Cash and cash equivalents at end of year	$46,168	$44,956	$74,729
Net cash provided by operating activities was $28.4 million in 2007 compared to $5.9 million in 2006. This increase was primarily due to significant increase in cash revenues generated from our subscription service fees from individual customers. Net cash provided by operating activities was $5.9 million in 2006 compared to $3.1 million for 2005.
Net cash used in investing activities and the acquisition of Daily Growth Securities, was $4.8 million in 2007, compared to net cash used in investing activities of $8.2 million in 2006.
Net cash provided in financing activities was $3.2 million, mainly due to the proceeds from exercise of stock options by our employees and consultants. Net cash used by financing activities in 2006 was $76,000. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
Capital resources
Our principal capital expenditures for 2005, 2006 and 2007 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $235,000, $1.0 million and $3.8 million, respectively.
Capital expenditures in 2006 and 2007 have been, and our 2008 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately $46 million, or 67.9%, of our total consolidated net assets as of December 31, 2007.

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
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2007 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	1,521,127	486,673	2,007,800
1 — 3 years	2,845,844	21,934	2,867,778
3 — 5 years	22,128	—	22,128
Apart from such premises, as of December 31, 2007, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
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
We have recorded foreign exchange gains of $424,000 in net income in year 2007, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 3.4% and 6.6% against the U.S. dollar in 2006 and 2007, respectively, and may appreciate or depreciate significantly in value against the US dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.
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
In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of implementing FIN 48 and has not yet determined the effect, if any, on its consolidated financial statements as a result of adopting FIN 48.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal years beginning after November 15, 2008 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities)and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.
In December 2007, the FASB issued SFAS No. 141R, “Business Combination”, to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.
In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of our company as of March 31, 2008.

Name	Age	Position
Zhiwei Zhao	45	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	52	Chairman of the Board of Directors
Kheng Nam Lee(1)	60	Director
Ling Wang(1)(2)(3)	45	Director
Fansheng Guo(1)(2)(3)	52	Director
Jun (Jeff) Wang	37	Chief Financial Officer
Caogang Li	42	Chief Operating Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
The address of each of our executive officers and directors is 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, China 100032.
Dr. Caogang Li, who used to be the Company’s Vice President of Sales and Marketing since August 2005, was named Chief Operating Officer with effect from March 3, 2008.
Biographical Information
Hugo Shong has served as our director since May 2004. He was elected as the Chairman of our Board of Directors as of July 25, 2005 and has been in that position since then. Mr. Shong has been an executive vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC Partners, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.
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
Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management (II) Pte Ltd, a management company for a venture capital fund, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd., both of which are affiliates of Vertex Technology Fund (III) Ltd. Mr. Lee is a director of Creative Technology Ltd and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.
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
Jun (Jeff) Wang has served as our Chief Financial Officer since August 15, 2006, and joined our company as Vice President of Finance in May 2006. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a CFA charterholder, and a Certified Management Accountant.
Dr. Caogang Li has served as the company’s Chief Operating Officer since March 3, 2008, and joined our company as Vice President of Sales and Marketing in August 2005. Before joining us, Dr. Li was the corporate vice president of China Asset Management Co., Ltd., the largest mutual fund management firm in China in terms of asset under management. Prior to that, Dr. Li was in charge of the brokerage business at China Securities Ltd., which, now merged with CITIC Securities, was one of the leading securities firms in China. Dr. Li holds an MBA from University of Missouri, a Ph. D. in Management and a Master’s degree in Economics from Nanjing University.
B. Compensation of directors and executive officers.
In 2007, we paid aggregate cash compensation of approximately $401,410 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance based 2007 Equity Incentive Plan, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our executive officers. The change in control agreements provide that if after a change-of-control of our company has occurred, the executive is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that executive.
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
Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2009.
Employee’s stock option plan
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan by 5,000,000. We granted options under the Plan with the right to purchase up to 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004, of which 623,000 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees as of March 31,2008. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 5,003,000 ordinary shares, of which 899,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In July 2006, we granted options to purchase up to 7,000,000 ordinary shares to selected officers under the Plan. We amended the Plan again in September 2006 to increase the total number of ordinary shares reserved for issuance under the Plan to 15,688,488. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 40,560 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As of March 31, 2008 we may grant options to purchase up to an additional 2,012,200 ordinary shares under the Plan.
The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on March 5, 2009. The options we granted in June 2004 have an exercise price of $1.04 per share and will expire on March 5, 2009. The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share respectively. The 700,000 options we granted in July 2006 have an exercise prices of $1.07 per share and will expire on July 4, 2016.The 3,272,000 options we granted in January 2007 under the Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share respectively, and will expire on April 4, 2017 and May 9, 2017 respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017 respectively.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the Plan, as of March 31, 2008, we have a total number of 7,294,388 options that are currently vested and exercisable for ordinary shares.
The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
Hugo Shong	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Kheng Nam Lee	*	$0.160	February 18, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Fansheng Guo	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Ling Wang	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
Caogang Li	*	$1.158	November 30, 2005	November 30, 2015
	*	$0.96	January 18, 2007	January 17, 2017

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit whole group of eligible employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan.
The table below sets forth the restricted shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	8.16%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	9.62%
C. Board practices.
In 2007, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.
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
Compensation committee. Our current compensation committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee is responsible for:
•	determining and recommending the compensation of our senior management;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
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
D. Employees. Most of our full-time employees are located in Beijing, Shanghai, Shenzhen and Hong Kong with the remainder in miscellaneous locations.
We believe we maintain a good working relationship with our employees.
China enacted a new Labor Contract Law, which became effective on January 1, 2008. The Company has updated its employment contracts and employee handbook and is in compliance with the new law. The Company will work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law. The Company does not anticipate that changes in the law will materially impact the Company balance sheet or cash flow.
E. Share ownership.
As of March 31, 2008, 109,754,433 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 15,656,231 of our ADSs were outstanding.
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
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 109,754,433 ordinary shares outstanding.
Number of Shares Beneficially Owned

Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	18.75%
IDG Technology Venture Investments, LP (2)	6,723,115	6.13%

Name	Number	Percent
Vertex Technology Fund (III) Ltd. (3)	11,595,569	10.57%
Jianping Lu (4)	7,156,121	6.52%
Ling Zhang (5)	8,746,370	7.97%
C&F International Holdings Limited (6)	10,558,493	9.62%
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	*	*
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All current directors and executive officers as a group (7 persons)	2,815,200	2.56%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 11,595,569 ordinary shares held by Vertex Technology Fund (III) Ltd as of 31 March 2008 in the form of 2,319,113 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 51 Cuppage Road, #10-03 Starhub Centre, Singapore 229469.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i)4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia

Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)	Includes 10,558,493 ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.
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
CFO Beijing/CFO Fuhua arrangements
In order to comply with PRC regulations, we operate our online business in China through CFO Fuhua, a company initially wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our former chairman and Chief Executive Officer, who are both PRC citizens. Jun Ning transferred his holdings in CFO Fuhua to Zhiwei Zhao, a PRC citizen and our current Chief Executive Officer and a member of our board of directors, on November 30, 2006. Wu Chen transferred his holdings in CFO Fuhua to Jun Wang, a PRC citizen and our Chief Financial Officer on October 18, 2007. We have entered into a series of contractual arrangements with CFO Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of services and certain shareholder rights and corporate governance matters. Upon their receipt of Jun Ning’s and Wu Chen’s holdings in CFO Fuhua, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen respectively as a party to each of the contractual arrangements we have entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.
Each of our contractual arrangements with CFO Fuhua and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. The following is a summary of the material provisions of these agreements.
Leasing of equipment
Equipment Leasing Agreement, dated May 27, 2004, between CFO Beijing and CFO Fuhua.
CFO Beijing leases to CFO Fuhua equipment necessary for CFO Fuhua’s operation and requested by CFO Fuhua from time to time for a monthly lease payment calculated based on the actual value of the leased equipment. Without CFO Beijing’s written consent, CFO Fuhua may not lease any equipment from any other parties. The term of the lease is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies CFO Fuhua of its intention not to renew 30 days before the relevant term expires.
Provision of services

Technical Support Agreement, dated May 27, 2004, between CFO Beijing and CFO Fuhua.
CFO Beijing provides CFO Fuhua with exclusive technical support services for the maintenance of CFO Fuhua’s servers, networks and other equipment, software and systems. CFO Fuhua pays a quarterly service fee to CFO Beijing which is based on the actual labor cost of CFO Beijing during the relevant period. In addition, CFO Fuhua reimburses CFO Beijing for out of pocket costs CFO Beijing incurs in connection with providing the services under this agreement. The term of this agreement is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies CFO Fuhua of its intention not to renew 30 days before the relevant term expires.
Amended and Restated Strategic Consulting Service Agreement, dated May 27, 2004, between CFO Beijing and CFO Fuhua.
CFO Beijing provides CFO Fuhua with strategic consulting and related services for CFO Fuhua’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services relating to CFO Fuhua’s business, including its online advertising business. The fee for these services will be calculated quarterly based on the actual time of services provided by CFO Beijing. The term of this agreement is 20 years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies CFO Fuhua of its intention not to renew 30 days before the relevant term expires.
CFO Software/CFO Glory and CFO Software/CFO Premium arrangements
We have entered into a series of contractual arrangements with CFO Premium and CFO Glory and their shareholders, including contracts relating to provision of strategic consulting, technical and operational support services and certain shareholders rights.
Each of our contractual arrangements with CFO Glory or CFO Premium and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. The following is a summary of the material provisions of these agreements.
Strategic Consulting Service Agreement, dated August 21, 2007, between CFO Software and CFO Premium.
CFO Software provides CFO Premium exclusive strategic consulting and related services for CFO Premium’s business, including (1) valuation of new products/services; (2) industry investigation and survey; (3) marketing and promotion strategies; (4) staff training; and (5) other services relating to CFO Premium’s business. The term of this agreement is 20 years. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date.
Technical Support Agreement, dated August 21, 2007, between CFO Software and CFO Premium.
CFO Software provides CFO Premium with exclusive technical support services for the maintenance of CFO Premium’s servers, networks and other equipment, software and systems. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date.

Operation Agreement, dated August 21, 2007, between CFO Software and CFO Premium.
CFO Software will, according to operational needs of CFO Premium provide support for the business operation of CFO Premium, including (1) acting as the guarantor to guarantee CFO Premium’s performance of its obligations under the contracts, agreements or transactions entered into between CFO Premium and third parties in relation to the business operation of CFO Premium; (2) making recommendations to CFO Premium individuals to be appointed as directors or senior management personnel of CFO Premium; and (3) provision of guidance and recommendations on the policy daily operation, financial management and human resource. Without obtaining the written consent of CFO Software in advance, CFO Premium shall not engage in any activities that could seriously affect the assets, rights, obligations or operations of CFO Premium, including without limitation (i) borrowing loans from a third party or undertake any debt liability; (ii) selling to or receiving from a third party any assets or rights; and (iii)pledging its own assets to provide guarantees for a third party. As consideration for the foregoing operation support provided by CFO Software, CFO Premium will pay CFO Software annual service fees in the amount equivalent to 40% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date. CFO Premium shall not, without the written consent of CFO Software, transfer its rights and obligations under the agreement to a third party, whereas, CFO Software, if necessary, may transfer its rights and obligations under the agreement to a third party without the consent of CFO Premium. The terms of the agreement is 10 years.
On September 10, 2007, CFO Software entered into a technical support agreement, strategic consulting service agreement and operation agreement with CFO Glory on the same terms as described above.
Loans to Zhiwei Zhao, Wu Chen and Jun Wang
We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of CFO Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in CFO Fuhua as CFO Fuhua’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in CFO Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Jun Ning and Wu Chen, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect CFO Fuhua to continue to provide advertising related services once CFO Beijing obtains necessary permits to do so. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
As Zhiwei Zhao was appointed to replace Jun Ning as a shareholder of CFO Fuhua, in November 2006, accordingly the loans to Jun Ning as described above were transferred to Zhiwei Zhao by contractual arrangements on the same term. On October 18, 2007, we entered into a loan agreement with Jun Wang to extend Jun Wang a loan in the amount of $199,000 on the same term as described above, for the sole purpose of financing Jun Wang to acquire from Wu Chen the whole of his holdings in CFO Fuhua. Upon transferring all his holdings in CFO Fuhua to Jun Wang, Wu Chen has repaid his loans in full.
In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize CFO Fuhua when CFO Fuhua was initially incorporated in December 2000.
On September 1, 2007, we entered into a loan agreement with Wu Chen and Zhiwei Zhao, the shareholders of CFO Glory to extend each of Wu Chen and Zhiwei Zhao a loan with the amount of $77,000 and $63,000 , respectively, for the sole purpose of financing their investments in CFO Glory as CFO Glory’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Wu Chen and Zhiwei Zhao can only repay the loans by transferring all of their interest in CFO Glory to us or a third party designated by us. When Wu Chen or Zhiwei Zhao transfer their interest in CFO Glory to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Wu Chen and Zhiwei Zhao to us. On September 10, 2007, we entered into a loan agreement with Jun Wang to extend Jun Wang a loan in the amount of $77,000 on the same term as described above, for the sole purpose of financing Jun Wang to acquire from Wu Chen the whole of Wu Chen’s holdings in CFO Glory. Upon transferring all his holdings in CFO Glory to Jun Wang, Wu Chen has repaid his loans in full.
On March 3, 2008, Jun Wang, Zhiwei Zhao and CFO Fuhua entered into a capital increase agreement, under which Zhiwei Zhao and Jun Wang will increase their capital contribution in CFO Fuhua by $449,000 and $549,000 respectively. As a result, the registered capital of CFO Fuhua is increased from $428,000 to $1,426,000. In connection with the capital increase agreement, we entered into a loan agreement with Zhiwei Zhao and Jun Wang to extend each of Zhiwei Zhao and Jun Wang a loan with the amount of $549,000 and $449,000, respectively, for the sole purpose of financing their increase of capital contribution in CFO Fuhua. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao and Jun Wang can only repay the loans by transferring all of their interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao and Jun Wang transfer their interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao and Jun Wang to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, for the reasons discussed above, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
To satisfy the conditions precedent to the extension of loans, Zhiwei Zhao and Jun Wang have entered into a share pledge agreement and purchase option and cooperation agreement with CFO (Beijing) n March 3, 2008.
Loans to Wei Xiong and Zhenfei Fan
On August 21, 2007, we entered into a loan agreement with Wei Xiong, our director of the department of human resource and administration and Zhenfei Fan, our financial manager, to extend each of Wei Xiong and Zhifei Fan a loan with the amount of $77,000 and $63,000, respectively, for the sole purpose of financing their investments in CFO Premium as CFO Premium’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Wei Xiong and Zhifei Fan can only repay the loans by transferring all of their interest in CFO Premium to us or a third party designated by us. When Wei

Xiong or Zhifei Fan transfer their interest in CFO Premium to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Wei Xiong and Zhifei Fan to us.
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
Shareholder rights and corporate governance
Transfer of ownership when permitted by law
Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and CFO Fuhua on May 27, 2004, its subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, and a purchase option and cooperation agreement entered into among us, CFO Beijing, Zhiwei Zhao, Jun Wang and CFO Fuhua on October 18, 2007 upon the transfer of shares by Wu Chen to Jun Wang, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, and (2) to the extent permitted by law, when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.
The exercise price of the option will equal the total principal amount of the loan lent by us to Zhiwei Zhao and Jun Wang under their loan agreements to purchase their respective equity interest in CFO Fuhua, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Zhiwei Zhao and Jun Wang. We may choose to pay the purchase price payable to Zhiwei Zhao and Jun Wang by canceling our loans to Zhiwei Zhao and Jun Wang.
Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua’s shares or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO

Fuhua’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.
We entered into a purchase option agreements with Wei Xiong, Zhifei Fan and CFO Premium and with Jun Wang, Zhiwei Zhao and CFO Glory on the same terms as described above on August 21, 2007 and September 10, 2007 respectively.
On March 3, 2008, CFO (Beijing), Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO entered into a purchase option and cooperation agreement on the same terms as described above.
Voting arrangement
Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of CFO Fuhua, including the right to appoint directors, the general manager and other senior managers of CFO Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang executed and delivered a proxy substantially identical to the proxy executed by Jun Ning and Wu Chen respectively, with respect to his voting rights as a shareholders of CFO Fuhua.
Pursuant to two proxies executed and delivered by Wei Xiong and Zhifei Fan to CFO Software on August 21, 2007, Wei Xiong and Zhifei Fan have granted CFO Software the power to exercise all their voting rights as shareholders of CFO Premium, including the right to appoint directors, the general manager and other senior managers of CFO Premium. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Wei Xiong and Zhifei Fan of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Wei Xiong and Zhifei Fan have agreed that they will only revoke the proxies granted to CFO Software when CFO Software deliver a written notice to Wei Xiong and Zhifei Fan requesting such revocation.
Pursuant to two proxies executed and delivered by Zhiwei Zhao and Jun Wang to CFO Software on September 10, 2007, Zhiwei Zhao and Jun Wang have granted CFO Software the power to exercise all their voting rights as shareholders of CFO Glory, including the right to appoint directors, the general manager and other senior managers of CFO Glory. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Zhiwei Zhao and Jun Wang of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Zhiwei Zhao and Jun Wang have agreed that they will only revoke the proxies granted to CFO Software when CFO Software deliver a written notice to Zhiwei Zhao and Jun Wang requesting such revocation.
Share Pledge Agreement
Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen respectively as a party to the share pledge agreement. Under this agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of their interest in CFO Fuhua or create any other encumbrance on their interest in CFO Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in CFO Fuhua to us or the third party assignee designated by us according to the purchase option agreement.
Pursuant to a share pledge agreement, dated March 3, 2008, Zhiwei Zhao and Jun Wang have pledged all of their equity interest in CFO Fuhua to CFO Beijing on the same terms as described above.
Financing support
Pursuant to the purchase option agreement, we have agreed to provide or designate one of our affiliates to provide financing to CFO Fuhua in a way permitted by relevant laws in case CFO Fuhua needs such financing. If CFO Fuhua is unable to repay the financing due to its losses, we agree to waive or cause other relevant parties to waive all recourse against CFO Fuhua with respect to the financing.
Indemnifications
Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Zhiwei Zhao and Jun Wang to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.
2007 Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the Company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit whole group of selected employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan.
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
Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to affect more than two such registration in any twelve month period. Holders of registrable securities are also entitled to “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.
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
Legal Proceedings
On December 10, 2007, Mr. Fei Ruan, our employee, filed a complaint against CFO Meijing at the Shanghai No.1 Intermediate People’s Court alleging copyright violation. The plaintiff sought indictment and compensation of approximately $141,000). We filed the answer to the complaint on March, 2008 . The case is currently pending in the court. Although we cannot predict with certainty the result of this litigation, we believe that the final outcome will not have a material adverse effect on our business and results of operations.
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
B. Significant changes since December 31, 2007.
None.
ITEM 9. THE OFFER AND LISTING
A. Offering and listing details.
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Our ADSs trade under the symbol “JRJC.”
The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2004, 2005, 2006 and 2007 (2) each of the quarters since the first quarter in 2006 and (3) each of the months since November 2007.

	Sales Price
	High	Low
Yearly highs and lows
Year 2004 (from October 15, 2004)	15.99	8.30
Year 2005	11.14	5.22
Year 2006	9.68	3.95
Year 2007	47.68	4.53

Quarterly highs and lows
First Quarter 2006	9.68	5.66
Second Quarter 2006	7.37	4.74
Third Quarter 2006	6.60	4.95
Fourth Quarter 2006	5.60	3.95
First Quarter 2007	7.27	4.53
Second Quarter 2007	10.18	6.04

	Sales Price
	High	Low
Third Quarter 2007	44.48	8.17
Fourth Quarter 2007	47.68	16.55
First Quarter 2008	22.43	10.02

Monthly highs and lows
November 2007	39.99	16.55
December 2007	27.74	19.3
January 2008	22.43	10.02
February 2008	21.85	14.6
March 2008	21.35	12.8
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
E. Taxation.
Hong Kong taxation
Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the current year of assessment 2006/2007, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses.
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
Sales and other dispositions of ADSs
Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.
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
We believe that we were not a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest bearing bank accounts, as well as the substantial portion of cash generated from our core business, both of which we book as cash and cash equivalents, but the value of our ADSs have declined to a high of $47.68 per ADS on October 3, 2007 from a lowest achieved of $4.53 per ADS during 2007. If the value of our outstanding stock were to adversely decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or Exchange Act, as of the end of the fiscal year covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.
There have not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s Annual Report on Internal Control over Financial Reporting
The management of China Finance Online Co. Limited, or the Company, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria. The assessment excluded the internal controls over financial reporting relating to Daily Growth Securities because the entity was acquired on November 23, 2007, as described in note 3 to the Consolidated Financial Statements.
Key sub-totals that result from the financial statements of Daily Growth Securities, whose internal controls have not been assessed, are set out below.

2007(USD)

Total assets	8,109,972
Net assets	3,999,090
Revenue	80,896
Loss for the financial year	(103,180)

The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.
Report of the Independent Registered Public Accounting Firm
To the board of directors and shareholders of China Finance Online Co. Limited
We have audited the internal control over financial reporting of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Daily Growth Securities Limited, which was acquired on November 23, 2007 and whose financial statements constitute 5.9 percent and 7.8 percent of net and total assets, respectively, 0.3 percent of revenues, and 2.5 percent of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Daily Growth Securities Limited.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s consolidated balance sheets as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and the related financial statement schedule included in Schedule I and our report dated May 30, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” and change of its method of accounting for stock-based compensation to conform to FASB Statement No. 123 (revised 2004), “Share-Based Payment”.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 30, 2008
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

	For the Year Ended December 31,
	2007		2006		2005
Audit Fees(1)	US$	635,000	US$	257,000	US$	192,500

Tax Fees(2)		22,278

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte Touche Tohmatsu CPA Ltd.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
NONE
PART III
ITEM 17. FINANCIAL STATEMENT
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for China Finance Online Co. Limited and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS
Index to exhibits

Exhibit
Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the

Exhibit
Number	Description

Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

2.3	Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co., Ltd. and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2	Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007

4.3	Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.4	Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5	Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6	Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7	Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

Exhibit
Number	Description

4.8	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated November 20, 2006 by and between Jun Ning and Zhiwei Zhao (incorporated by reference to Exhibit 4.8 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.9	Loan Agreement dated November 20, 2006 by and between China Finance Online Co. Limited by and Zhiwei Zhao (incorporated by reference to Exhibit 4.9 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.10	Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.11	Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.12	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.13	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.14	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.15*	Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd.

4.16*	Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007

4.17*	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang

Exhibit
Number	Description

4.18*	Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.19*	Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.20*	Purchase Option and Coopration Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.21*	Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd. , Jun Wang and Zhiwei Zhao

4.22*	Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao

4.23*	Share Pledge Agreement dated March 3, 2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.24*	Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan

4.25*	Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.

4.26*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007

4.27*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007

4.28*	Purchase Option Agreement dated August 21, 2007 among Fortune Software (Beijing) Co. Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd.

4.29*	Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007

4.30*	Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao

4.31*	Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang

4.32*	Operation Agreement among dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd.

4.33*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007

Exhibit
Number	Description

4.34*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007

4.35*	Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd.

4.36	Shanghai Stock Exchange Level-II Quotations License Agreement dated June 15, 2006 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.37*	License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007

4.38	Shenzhen Stock Exchange Proprietary Information License Agreement dated March 20, 2007 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. (incorporated by reference to Exhibit 4.16 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.39	Domain Name Transfer Agreement dated October 30, 2006 by and among China Finance Online Co., Ltd., China Finance Online (Beijing) Co., Ltd. and Being Fuhua Innovation Technology Development Co., Ltd.(incorporated by reference to Exhibit 4.17 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.40	Domain Name Transfer Agreement dated October 30, 2006 between Stockstar Information Technology (Shanghai) Co., Ltd. and Shanghai Meining Computer Software Company Limited (incorporated by reference to Exhibit 4.18 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.41	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.42	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.43	Lease Contract for Housing Unit of Corporate Square dated January 19, 2006 between China Finance Online Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

Exhibit
Number	Description

4.44	Lease Contract for Housing Unit of Corporate Square dated December 29, 2006 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.22 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.45	Lease Contract for Housing Unit of Corporate Square dated December 29, 2006 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.23 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.46*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.47*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.48*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited

4.49*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.50*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.51*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited

4.52*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited

4.53*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited

4.54*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

4.55*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

Exhibit
Number	Description

4.56*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited

4.57*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited

4.58*	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Eternal Growth Investment Limited, FNG International Holdings Limited and China Finance Online Co. Limited

4.59	Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.60	Labor Contract of Jeff Wang dated May 24, 2006 (incorporated by reference to Exhibit 4.25 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.61	Labor Contract of Zhao Zhiwei dated June 21, 2005 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.62	[Intentionally Omitted]

4.63	[Intentionally Omitted]

4.64	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

4.65	Shanghai Meining Computer Software Company Limited Share Transfer Agreement dated August 15, 2006 among Shanghai Kemei Taidi Telecommunication Equipment Co., Ltd., Beijing Fuhua Innovation Technology Development Co., Ltd., China Finance Online (Beijing) Co., Ltd.(incorporated by reference to Exhibit 4.30 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.66	Stockstar Information Technology (Shanghai) Co., Ltd. Share Transfer Agreement dated August 15, 2006 by and among Stockstar.com, Inc. and China Finance Online Co., Ltd.(incorporated by reference to Exhibit 4.31 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.67*	Engagement Letter between China Finance Online Co., Ltd. and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008

8.1*	List of subsidiaries

10.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Exhibit
Number	Description

12.1*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 4, 2008	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and the related financial statement schedule included in Schedule I. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Finance Online Co. Limited and its subsidiaries and variable interest entities as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2 to the consolidated financial statements, 1) effective on January 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No.109”; 2) effective on January 1, 2006, the Group changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 30, 2008

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2006	2007

Assets

Current assets:
Cash and cash equivalents	$44,955,553	$74,729,033
Prepaid expenses and other current assets	927,697	2,947,054
Trust bank balances held on behalf of customers	—	2,850,541
Advances to employees	—	1,672,575
Accounts receivable	477,778	1,491,454
Deferred tax assets	170,478	1,129,515

Total current assets	46,531,506	84,820,172

Property and equipment, net	1,697,481	5,454,858
Acquired intangible assets, net	2,045,224	1,938,177
Cost method investment	12,606,571	1,479,571
Rental deposits	86,216	500,222
Goodwill	8,151,851	9,651,719
Other assets	—	25,647
Deferred tax assets, non-current	—	14,382

Total assets	$71,118,849	$103,884,748

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue	$6,418,502	$20,457,316
Accrued expenses and other current liabilities	2,086,017	6,950,254
Amounts due to customers for the trust bank balances held on their behalf	—	2,850,541
Accounts payable	10,535	763,458
Income taxes payable	5,483	11,968

Total current liabilities	8,520,537	31,033,537

Deferred revenue, non-current	—	4,665,112
Deferred tax liabilities, non-current	145,533	352,273

Total liabilities	8,666,070	36,050,922

Commitments (Note 15)

Minority interests	—	471,431

Shareholders’ equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 104,384,933 in 2006 and 109,754,433 in 2007)	13,474	14,172
Additional paid-in capital	52,555,919	58,727,378
Accumulated other comprehensive income	1,634,269	4,501,432
Retained earnings	8,249,117	4,119,413

Total shareholders’ equity	62,452,779	67,362,395

Total liabilities, minority interests and shareholders’ equity	$71,118,849	$103,884,748

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2005	2006	2007

Net revenues	$7,482,166	$7,128,078	$25,903,074
Cost of revenues (including stock-based compensation of $740, $111,612 and $16,192, respectively)	482,068	1,467,745	4,426,602

Gross profit	7,000,098	5,660,333	21,476,472

Operating expenses:
General and administrative (including stock-based compensation of $365,949, $833,685 and $2,667,613 respectively)	1,740,117	2,955,948	7,783,668
Product development (including stock-based compensation of $1,610, $131,134 and $123,461 respectively)	236,438	742,728	2,268,878
Sales and marketing (including stock-based compensation of $2,482, $107,231 and $139,074, respectively)	1,794,569	2,665,847	6,924,336

Total operating expenses	3,771,124	6,364,523	16,976,882

Government subsidies	—	—	135,834

Income (loss) from operations	3,228,974	(704,190)	4,635,424
Interest income	1,486,276	1,002,975	1,104,701
Other income, net	365,965	381,875	433,069
Loss from impairment of cost method investment	—	(1,322,000)	(11,127,000)

Income before income tax (provision) benefit	5,081,215	(641,340)	(4,953,806)
Income tax (provision) benefit	(457,028)	40,707	808,625
Minority interest in net loss of consolidated subsidiary	—	—	15,477

Net income (loss)	$4,624,187	$(600,633)	$(4,129,704)

Income (loss) per share
Basic	$0.05	$(0.01)	$(0.04)

Diluted	$0.04	$(0.01)	$(0.04)

Weighted average shares used in calculating net income (loss) per share
Basic	94,341,061	93,650,653	94,500,529

Diluted	104,781,492	93,650,653	94,500,529

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

					Accumulated
					other
			Additional	Deferred	comprehensive		Total
	Ordinary shares		paid-in	stock-based	income	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	compensation	(loss)	earnings	equity	income
Balances as of January 1, 2005	99,329,933	$12,814	$64,175,132	$(325,221)	$(11)	$4,225,563	$68,088,277
Repurchase of ordinary shares	—	—	(13,200,394)	—	—	—	(13,200,394)
Issuance of ordinary shares to employees	2,000,000	263	276,713	—	—	—	276,976
Stock options issued to non-employees	—	—	112,689	—	—	—	112,689
Amortization of deferred stock-based compensation	—	—	—	258,092	—	—	258,092
Foreign currency translation adjustment	—	—	—	—	671,133	—	671,133	$671,133
Net income	—	—	—	—	—	4,624,187	4,624,187	4,624,187

Balance as of December 31, 2005	101,329,933	13,077	51,364,140	(67,129)	671,122	8,849,750	60,830,960	$5,295,320

Amortization of deferred stock-based compensation	—	—	(67,129)	67,129	—	—	—
Issuance of ordinary shares for exercise of stock option by employees	3,000,000	390	66,453	—	—	—	66,843
Exercise of share options by non-employees	55,000	7	8,793	—	—	—	8,800
Stock-based compensation	—	—	1,183,662	—	—	—	1,183,662
Foreign currency translation adjustment	—	—	—	—	963,147	—	963,147	$963,147
Net loss	—	—	—	—	—	(600,633)	(600,633)	(600,633)

Balance as of December 31, 2006	104,384,933	13,474	52,555,919	—	1,634,269	8,249,117	62,452,779	$362,514

Exercise of stock option by employees	—	—	2,366,697	—	—	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	—	2,946,340
Foreign currency translation adjustment	—	—	—	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	—	(4,129,704)	(4,129,704)	(4,129,704)

Balance as of December 31, 2007	109,754,433	$14,172	$58,727,378	$—	$4,501,432	$4,119,413	$67,362,395	$(1,262,541)

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2005	2006	2007
Operating activities:
Net income (loss)	$4,624,187	$(600,633)	$(4,129,704)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	370,781	1,183,662	2,946,340
Depreciation and amortization	129,833	301,941	973,953
Deferred taxes	322,289	(40,081)	(737,712)
Loss on disposal of property and equipment	9,686	—	84,796
Loss from impairment of cost method investment	—	1,322,000	11,127,000
Gain from disposal of cost method investment	—	(116,071)	—
Minority interest	—	—	(15,477)
Changes in assets and liabilities:
Accounts receivable	(110,773)	122,363	37,377
Income taxes recoverable	14,573	—	—
Prepaid expenses and other current assets	(799,572)	334,687	(1,786,912)
Advances to employees	—	—	(1,672,575)
Trust bank balances held on behalf of customers	—	—	(465,101)
Rental deposits	(10,657)	(31,955)	(403,912)
Deferred revenue	(1,627,937)	3,840,892	17,509,161
Account payable	—	—	(30,297)
Accrued expenses and other current liabilities	95,997	(388,662)	4,566,829
Amounts due to customers for the trust bank balance held on their behalf	—	—	465,101
Income taxes payable	40,762	(36,041)	(43,267)

Net cash provided by operating activities	3,059,169	5,892,102	28,425,600

Investing activities:
Purchase of property and equipment	(234,696)	(1,042,423)	(3,836,412)
Acquisition of businesses (net of cash acquired of $828,494, for the year ended December 31, 2006, and $2,631,008 for the year ended December 31, 2007)	—	(8,346,856)	(993,845)
Proceeds from partial sale of cost method investment	—	1,187,500	—
Acquisition of cost investment	(15,000,000)	—	—

Net cash used in investing activities	(15,234,696)	(8,201,779)	(4,830,257)

Financing activities:
Proceeds from stock options exercised by employees	276,976	66,843	2,366,697
Proceeds from exercise of options granted to non-employee	—	8,800	859,120
Repurchase of ordinary shares	(13,200,394)	—	—

Net cash (used in) provided by financing activities	(12,923,418)	75,643	3,225,817

Effect of exchange rate changes	671,133	1,021,202	2,952,320

Net (decrease) increase in cash and cash equivalents	(24,427,812)	(1,212,832)	29,773,480
Cash and cash equivalents, beginning of year	70,596,197	46,168,385	44,955,553

Cash and cash equivalents, end of year	$46,168,385	44,955,553	74,729,033

Supplemental disclosure of cash flow information Income taxes paid	$93,977	$36,089	$38,761

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online and its subsidiaries including its variable interest entities (collectively, the “Group”) are principally engaged in the sale of online financial services analyzing financial and listed company information in the People’s Republic of China (“PRC”). The services are provided through proprietary research tools on their website www.jrj.com and www.stockstar.com.
Details of China Finance Online’s subsidiaries and variable interest entities as of December 31, 2007 were as follows:

		Date of	Beneficial
	Place of	incorporation or	ownership
Company name	incorporation	establishment	interest

China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul.9, 1998	100%
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec.7, 2004	100%
Beijing Fuhua Innovation Technology Investment Co., Ltd. (CFO Fuhua)*	Beijing, PRC	Dec.31, 2000	100%
Beijing CFO Premium Technology Co., Ltd. (“CFO Premium)*	Beijing, PRC	Aug.31, 2007	100%
Beijing CFO Glory Technology Co., Ltd. (“CFO Glory”)*	Beijing, PRC	Sep.11, 2007	100%
Fortune (Beijing) Wisdom Technology Co., Ltd. (“CFO Wisdom”)	Beijing, PRC	Oct.16, 2007	100%
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct.16, 2007	100%
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”) (Note 3)	Shenzhen, PRC	Sep.21, 2006	100%
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar.9, 2007	100%
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”) (Note 3)	Shanghai, PRC	Oct.1, 2006	100%
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”) (Note 3)	Shanghai, PRC	Oct.1, 2006	100%
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan.31, 2007	100%
FNG International Holdings Limited (“CFO FNG”)	BVI	Jul.16, 2007	100%
Giant Bright International Holdings Limited (“CFO Giant Bright”)	BVI	Jul.16, 2007	100%
Mount First Investments Limited (“CFO Mount First”)	BVI	Jul.23, 2007	100%
Team Gear Limited (“CFO Team Gear”)	HongKong, PRC	Oct.22, 2007	100%
Kinco Limited (“CFO Kinco”)	HongKong, PRC	Oct.22, 2007	100%
Danford (H.K) Limited (“CFO Danford”)	HongKong, PRC	Nov.30, 2007	100%
Daily Growth Securities Limited (“CFO Daily Growth”) (Note 3)	HongKong, PRC	Nov.23, 2007	85%

*	Represents variable interest entity (“VIE”)
PRC regulations prohibit direct foreign ownership of business entities providing certain services in PRC, such as internet content service. China Finance Online and its wholly owned subsidiaries, CFO Beijing and CFO software are foreign or foreign invested enterprise under PRC law and accordingly are ineligible for certain operations. In order to comply with these regulations, the Group established CFO Fuhua, CFO Premium and CFO Glory three variable interest entities, (the “VIEs”), as VIE is defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised) (“FIN 46(R)”) through designated equity owners who are PRC citizens and legally own the VIEs.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
CFO Fuhua
In 2000, the Company established CFO Fuhua, through two equity owners who are PRC citizens designated by the Company and legally own CFO Fuhua.
In 2004, China Finance Online signed a series of agreements with CFO Fuhua and its shareholders that provide the Group with the substantial ability to control CFO Fuhua. Pursuant to these contractual arrangements with CFO Fuhua, China Finance Online provides equipment, services and a domain name license to CFO Fuhua in exchange for fees. China Finance Online has the right to determine the amount of these fee and they are intended to transfer substantially all of the economic benefits of CFO Fuhua to the Company. The principal equipment lease, services and domain name license agreements that the Group has entered into with CFO Fuhua include:
•	an equipment leasing agreement, pursuant to which CFO Fuhua leases a substantial majority of its operating assets from CFO Beijing;

•	a technical support agreement, pursuant to which CFO Beijing provides technical support for CFO Fuhua’s operations;

•	an amended and restated strategic consulting agreement, pursuant to which CFO Beijing provides strategic consulting services to CFO Fuhua, including consulting services in relation to CFO Fuhua’s online advertising business; and

•	a domain name licensing agreement, pursuant to which CFO Beijing licenses to CFO Fuhua its domain name, www.jrj.com.cn.
As a result of a Ministry of Information Industry circular issued in 2006 regulating among other things the ownership of domain names by foreign invested value-added telecommunications businesses (including Internet and wireless content providers), China Finance Online and CFO Beijing transferred ownership of the domain names, www.jrj.com and www.jrj.com.cn, to CFO Fuhua and terminated its licensing arrangements regarding www.jrj.com.cn.
China Finance Online has the right to determine the amount of these fees and they are intended to transfer substantially all of the economic benefits of CFO Fuhua to the Company.
In addition, China Finance Online has entered into agreements with CFO Fuhua and its shareholders that provide CFO Beijing with the substantial ability to control CFO Fuhua. Pursuant to these contractual arrangements:
•	the shareholders of CFO Fuhua have granted China Finance Online or individuals designated by China Finance Online an irrevocable proxy to exercise all their voting rights as shareholders of CFO Fuhua, including the right to appoint directors, the general manager and other senior management of CFO Fuhua;

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
CFO Fuhua — continued
•	CFO Fuhua will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without China Finance Online’s prior written consent;

•	CFO Fuhua will not distribute any dividends;

•	China Finance Online may purchase the entire equity interest in, or all the assets of, CFO Fuhua at a price equal to the total principal amount of the loan lent by the Company to the owners of CFO Fuhua when and if such purchase is permitted by PRC law or the current shareholders of CFO Fuhua cease to be directors or employees of CFO Fuhua;

•	the shareholders of CFO Fuhua have pledged their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua; and

•	the shareholders of CFO Fuhua will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in CFO Fuhua without the prior written consent of CFO Beijing.
Each of the contractual arrangement with CFO Fuhua and its shareholders can only be amended with the approval of our audit committee or another independent body of China Finance Online’s board of directors.
China Finance Online made a loan to each of two owners of CFO Fuhua solely for the purposes of capitalizing CFO Fuhua. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in CFO Fuhua to China Finance Online or a third party designated by China Finance Online. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, China Finance Online does not believe this limitation will have a material adverse effect on its business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interests in CFO Fuhua to China Finance Online. China Finance Online does not regard the shareholders of CFO Fuhua as having any interest in CFO Fuhua.
China Finance Online made a loan to CFO Fuhua in 2006 to finance its acquisition of RMB12,000,000.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
CFO Premium and CFO Glory
In 2007, the Group established CFO Premium and CFO Glory through equity owners who are PRC citizens designated by the Company and own CFO Premium and CFO Glory.
CFO Software signed a series of agreements with CFO Premium and CFO Glory and its shareholders that provide the Group with the substantial ability to control CFO Premium and CFO Glory. Pursuant to these contractual arrangements with, CFO Software provides services to CFO Premium and CFO Glory in exchange for fees. The principal services agreements that CFO Software has entered into with CFO Premium and CFO Glory include:
•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of CFO Premium and CFO Glory’s income before tax ;

•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of CFO Premium and CFO Glory’s income before tax;

•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of CFO Premium and CFO Glory’s income before tax;
CFO Software has the right to receive substantially all of the economic benefits of CFO Premium and CFO Glory to the Group.
In addition, CFO Software has entered into agreements with CFO Premium and CFO Glory and its shareholders that provide CFO Software with the substantial ability to control CFO Premium and CFO Glory. Pursuant to these contractual arrangements:
•	the shareholders of CFO Premium and CFO Glory have granted CFO Software or individuals designated by CFO Software an irrevocable proxy to exercise all their voting rights as shareholders of CFO Premium and CFO Glory, including the right to appoint directors, the general manager and other senior management of CFO Premium and CFO Glory;

•	CFO Premium and CFO Glory will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without CFO Software’s prior written consent;

•	CFO Premium and CFO Glory will not distribute any dividends;

•	CFO Premium and CFO Glory may purchase the entire equity interest in, or all the assets of, CFO Premium and CFO Glory at a price equal to the total principal amount of the loan lent by the Company to the owners of CFO Premium and CFO Glory when and if such purchase is permitted by PRC law or the current shareholders of CFO Premium and CFO Glory cease to be directors or employees of CFO Premium and CFO Glory;

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
CFO Premium and CFO Glory — continued
•	the shareholders of CFO Premium and CFO Glory will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in CFO Premium and CFO Glory without the prior written consent of CFO Software.
CFO Software also made loans to the shareholders of CFO Premium and CFO Glory solely for the purposes of capitalizing CFO Premium and CFO Glory. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in CFO Premium and CFO Glory to CFO Software or a third party designated by CFO Software.
Through the contractual agreements described above, CFO Fuhua, CFO Premium and CFO Glory are VIEs in accordance with FIN 46R because the equity owners (1) lack the right to receive the expected residual returns of the VIEs, (2) lack the ability to make decisions about the VIEs’ activities that have a significant effect on their success, and (3) substantially all of the VIEs’ businesses are conducted on behalf of the Group. The Group is the primary beneficiary of the VIEs because it holds all the variable interests in the VIEs. As a result, the accounts and operations of the VIEs are included in the accompanying consolidated financial statements effective as of the date of the above agreements. Because the Company and the VIEs are under common control by the same shareholders, the VIEs are accounted for as common control transfer and are consolidated on a carryover basis.
The VIEs and the following financial statement amounts and balances were included in the accompanying consolidated financial statements as of and for the years ended December 31, 2007:

	Year ended December 31,
	2006	2007
	CFO Fuhua	CFO Fuhua	CFO Premium	CFO Glory

Total assets	$3,294,204	$3,215,556	$617,495	$13,838,596
Total liabilities	2,915,166	3,865,930	480,708	13,709,484

	Year ended December 31,
	2005	2006	2007
	CFO Fuhua	CFO Fuhua	CFO Fuhua	CFO Premium	CFO Glory

Net revenue	1,222,747	1,286,614	1,022,735	—	—
Net income (loss)	435	(4,999)	(1,013,166)	(296)	(7,828)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries and its variable interest entities All inter-company transactions and balances have been eliminated upon consolidation.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.
Trust bank balances held on behalf of customers
CFO Daily Growth receives fund from customers for purpose of buying or selling securities on behalf of its customers and deposits the fund in its interest-bearing bank account. Such bank balance represents an asset of the Company and is recorded as amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Company recognizes a corresponding liability.
Advance to employees
The Group has made advances to certain individuals to enable them to participate in stock trading in the Stock Exchange Campaign which was launched by the Group for marketing purposes. The balances represent $nil and $1,672,575 as of December 31, 2006 and 2007, respectively, and are repayable to the Group on demand.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include collectibility of account receivable, valuation allowance for deferred tax assets, fair value of stock option and non-vested shares, useful lives and impairment of property and equipment, and impairment of cost method investment and goodwill. Actual results could differ from those estimates.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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
Acquired intangible assets, net
Acquired intangible assets consists of intangible assets other than goodwill acquired through various acquisitions as described in note 3 and are amortized on a straight-line basis over their expected useful economic lives.
If an intangible asset is determined to have an indefinite useful life, it is should not be amortized until its useful life is determined to be no longer indefinite. The Group reviews intangible assets’ remaining useful lives in each reporting period. If such an asset is later determined to have a finite useful life, the asset will be tested for impairment. That asset will then be amortized prospectively over its estimated remaining useful life and accounted for in the same way as intangible assets subject to amortization.
The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of an intangible asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2005, 2006 and 2007, the Group did not record any impairment losses associated with intangible assets.
An intangible asset that is not subject to amortization is tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2005, 2006 and 2007, the Group did not record any impairment losses associated with intangible assets.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2005, 2006 and 2007.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
The Group tests goodwill annually following a two-step process in accordance with SFAS No. 142. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The Group performs goodwill impairment tests annually on December 31 by comparing the book value to the fair value of each reporting unit. Based on the Group’s assessment, there was no impairment of goodwill for the years ended December 31, 2005, 2006 and 2007.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition
The Group generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary research tools. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscribers account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the one-year subscription period. Since the Group does not have sufficient vendor specific objective evidence to allocate revenue to the various elements of the arrangement, the Group recognizes revenue ratably over the life of the arrangement.
The Group provides short messaging services (“SMS”) which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Group evaluates the criteria outlined in EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. The Group records the gross amounts billed to its customers when the Group is the primary obligor in these transactions as it has latitude in establishing prices, is involved in the determination of the service specifications and has the right to select suppliers. When recording the gross revenue, the Group measures its revenues based on the total amount paid by its customers, for which the mobile phone service provider bills and collects on the Group’s behalf. Accordingly, the 15-35% service fee paid to the mobile phone service provider is included in the cost of revenues.
The Group generally derives its advertising fees from advertising sales on their Website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.
The Group also derives its commission from its brokerage services provided by the newly acquired subsidiary, CFO Daily Growth, which buys or sells securities on their customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Business taxes and value added taxes
Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of approximately 5% on taxable services provided to its customers. During the years ended December 31, 2005, 2006, and 2007, business taxes totaled $144,590, $208,559, and $667,400 respectively.
The Group’s PRC subsidiaries are subject to value added tax at a rate of 17% on subscription-based revenue. Value added tax payable on subscription-based revenue is computed net of value added tax paid on purchases. In respect of subscription-based revenue, however, if the net amount of value added tax payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately. The Group therefore is subject to an effective net value added tax burden of 3% from subscription-based revenue and records value added tax on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.
Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2005, 2006 and 2007, the Group recognized $708,613, $516,773, and $2,233,528, respectively, in value added tax refunds.
Government subsidies
The Group records government subsidies when received from local government authority and are not subject to future return or reimbursement. Government subsidies received totaled $nil, $nil and $135,834 for the years ended December 31, 2005, 2006 and 2007, respectively.
Deferred revenue
Payments receive in advance of service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.
Cost method investment
In December 2005, the Group purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, the Group carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group recorded an other-than-temporary impairment charge totaling $1,322,000 during the year ended December 31, 2006, and $11,127,000 during the year ended December 31, 2007. No impairment charges were recorded during the year ended December 31, 2005.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Foreign currency translation
The functional currency of China Finance Online’s subsidiaries and variable interest entities is Renminbi (“RMB”) except CFO Daily Growth, of which the functional currency is Hong Kong dollar. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are translated using the average rate for the year. Exchange gains and losses are recorded in the consolidated statement of operations.
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
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $39,197,490 and $51,150,706 at December 31, 2006 and 2007 which were denominated in RMB.
Cost of raw data
Cost of raw data is expensed as incurred and is recorded in cost of revenues.
Product development expenses
Costs of product development, including database technology, are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Group has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $1,389,899, $921,365, and $158,631 for the years ended December 31, 2005, 2006 and 2007, respectively, and have been included as part of sales and marketing expenses.
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
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted FIN 48 on January 1, 2007, the adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. The management does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.
Comprehensive income
Comprehensive income includes net income (loss) and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.
Fair value of financial instruments
Financial instruments include cash and cash equivalents and accounts receivable and accounts payable. The carrying values of cash and cash equivalents and accounts receivable approximate their fair value due to their short-term maturities. The Group does not use derivative instruments to manage risks.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Concentrations of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
The Group conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from its customers. The Group manages its credit risk by collecting up-front retainers from its customers and billing at regular intervals during the contract period. The Group assesses the adequacy of allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
There were no customers with 10% or more of the Group’s revenues and accounts receivable during 2005, 2006, or 2007.
Stock-based compensation
Effective January 1, 2006, the Group adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The Group recognizes stock-based compensation costs on an accelerated method over the requisite service period which is generally the vesting period.
For options vested prior to January 1, 2006, the Group accounted for share-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as amended (“APB 25”). Accordingly, the Group recognized compensation expense only when options were granted with a discounted exercise price. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.
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
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recent accounting standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (fiscal years beginning after November 15, 2008 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities) and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.
In December 2007, the FASB issued SFAS No. 141R, “Business Combination”, to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recent accounting standards — continued
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.
In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group has not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.
3. ACQUISITIONS
To expand in markets during 2006 and 2007, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Group’s results of operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
3. ACQUISITIONS — continued
Acquisition of CFO Daily Growth
On November 23, 2007, China Finance Online acquired 85% of the equity interest in CFO Daily Growth, which is a licensed securities brokerage firm with a history of 36 years and primarily engages in the business of providing brokerage services. With the acquisition of CFO Daily Growth, the Group is able to provide a diversified portfolio of brokerage and other related services to its customers. For the acquisition, the total cash consideration was $3,624,853, including $706,371 in transaction costs.

		Amortization
		period

Purchase Price allocation (preliminary):
Cash and cash equivalents	$2,631,008
Accounts receivable	998,320
Trust bank balance held on behalf of customers	2,391,925
Prepaid and other current assets	55,761
Property and equipment, net	26,100
Account payable	(350,261)
Amount due to customers for the trust bank balance held on their behalf	(2,391,925)
Accrued expenses and other current liabilities	(57,137)
Income tax payable	(49,225)
Deferred tax liabilities	(9,562)
Minority interest	(488,186)
Acquired intangible asset:
Stock Exchange Trading Right	54,642	Indefinite
Goodwill	813,393

Total	3,624,853

CFO Daily Growth has been identified as a reporting unit for goodwill allocation purposes and the goodwill arising from this acquisition is fully allocated to this reporting unit.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
3. ACQUISITIONS — continued
Acquisition of CFO Genius
On September 21, 2006 China Finance Online entered into an agreement to acquire all the equity interest in CFO Genius, CFO Genius engages in the business of constructing and maintaining financial information databases and providing networked information solution. It was the first company of its kind in China to build databases and to provide electronic information networks for domestic securities and investment firms at the time of its establishment in 1994. The acquisition is expected to strengthen the Group’s position in the industry and provide future opportunities to develop database products. CFO-Genius is a financial information database provider primarily serving domestic securities and investment firms, for a total cash consideration of $1,040,081, including $40,081 in transaction costs.

		Amortization
		period

Purchase price allocation:
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

CFO Genius has been identified as a reporting unit for goodwill allocation purposes and the goodwill arising from this acquisition is fully allocated to this reporting unit.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
3. ACQUISITIONS — continued
Acquisition of CFO Meining and CFO Stockstar
On October 1, 2006, China Finance Online acquired two companies to expand its business in China. The Group acquired all the equity interests of CFO Stockstar and CFO Meining. Stockstar is a leading finance and securities website in China, it will alter China Finance Online’s overall composition. For the acquisition, total cash consideration was $8,135,269 including transaction costs of $117,953. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Amortization
		Period

Purchase price allocation:
Cash and cash equivalents	$792,692
Accounts receivable	432,753
Prepaid expenses and other current assets	78,298
Property and equipment	297,024
Acquired intangible assets:
Trademark	652,446	Indefinite
Completed technology	402,089	5.3 years
Agreements with mobile operators	10,495	3 years
Customer relationships	475,426	4.3 years
Value-added service license	23,392	3.3 years

Total assets acquired	3,164,615
Deferred revenue	(222,868)
Accrued expenses and other current liabilities	(1,702,727)
Deferred tax liabilities related to acquired intangible assets	(136,710)

Total net assets	1,102,310
Goodwill	7,032,959

Total	$8,135,269

CFO Meining and CFO Stockstar have been identified as a single reporting unit for goodwill allocation purposes and the goodwill arising from this acquisition is fully allocated to this reporting unit.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
3. ACQUISITIONS — continued
The following summarized unaudited pro forma results of operations for the years ended December 31,2005, 2006 and 2007 assuming that all significant acquisitions during the year ended December 31,2005, 2006 and 2007 occurred as of January 1, 2005, 2006 and 2007 respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2005, 2006 and 2007, nor is it indicative of future operating results.

	For the years ended December 31,
	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)

Revenues	$10,915,618	$10,671,796	$26,930,986
Net income (loss)	$2,136,433	$(2,891,544)	$235,997
Income per share — basic	$0.02	$(0.03)	$0.00

Income per share — diluted	$0.02	$(0.03)	$0.00

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets consisted of the following:

	December 31,
	2006	2007

VAT refund receivable	$—	$844,800
Advances to suppliers	181,913	809,221
Prepaid capital to be injected in VIE (note 1)	—	685,439
Interest receivable (note 2)	415,441	216,947
Other current assets	330,343	390,647

	$927,697	$2,947,054

Notes:

1.	As of December 31, 2007, $685,439 had been held by the CEO, who is the designated owner of CFO Fuhua, for the additional capital to be injected to CFO Fuhua.

2.	Interest receivable is interest earned from the Group’s bank deposits.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
5. COST METHOD INVESTMENT
In December 2005, the Group purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment.
In April 2006, the Group sold part of its investment in Moloon to a third party for a cash consideration of $1,187,500, resulting in a gain of $116,071 which has been recorded as a non operating income in the accompanying consolidated statements of operations. As a result of this disposal, the Group’s investment in Moloon’s preferred shares decreases to 9,100,000 shares.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation, the Group determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Thereafter, Moloon adopted new strategies to transform itself into a provider of mobile online gaming services in China. However, despite the new strategies Moloon’s financial conditions have deteriorated and, following an independent valuation of the Group’s cost method investment in Moloon, the Group determined that its investment in Moloon was further impaired and recorded an additional impairment loss of $11,127,000 in 2007, reducing the carrying balance of such investment to $1,479,571.
6. PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of:

	December 31,
	2006	2007
Technology infrastructure	$1,277,972	$3,360,909
Computer equipment	255,246	1,036,325
Furniture, fixtures and equipment	354,488	894,783
Motor vehicle	64,374	129,636
Leasehold improvements	354,399	1,268,731

	2,306,479	6,690,384
Less: accumulated depreciation	(608,998)	(1,235,526)

	$1,697,481	$5,454,858

Depreciation expense for the years ended December 31, 2005, 2006, and 2007 were $129,833, $230,552, and $680,702, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
7. ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net arose from the acquisitions of CFO Genius, CFO Meining, CFO-Stockstar and CFO Daily Growth during 2006 and 2007 and consisted of the following:

	December 31,
	2006	2007
Intangible assets not subject to amortization:
Trademarks	737,638	789,625
Stock exchange trading right	—	54,498

Intangible assets subject to amortization:
Completed technology	$744,042	$796,480
Customer relationship	600,612	642,941
Value-added service license	23,692	25,361
Agreement with mobile operators	10,629	11,378

	2,116,613	2,320,283
Less: Accumulated amortization	(71,389)	(382,106)

	$2,045,224	$1,938,177

Amortization expense for the years ended December 31, 2005, 2006 and 2007 was $nil, $71,389 and $293,251, respectively. Future amortization expenses of acquired intangible assets in the next 5 years with determinable lives are $305,685, $305,117, $300,201, $183,051 and $nil for 2008, 2009, 2010, 2011 and 2012, respectively.
8. GOODWILL
Changes in goodwill for the years ended December 31, 2005, 2006 and 2007 were as follows:

Balance as of January 1, 2006	50,534
Acquisitions (Note 3):
CFO Genius	1,068,358
CFO Meining and CFO Stockstar	7,032,959

Balance as of December 31, 2006	8,151,851
Acquisition of CFO Daily Growth (Note 3)	813,393
Exchange difference	686,475

Balance as of December 31, 2007	9,651,719

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of:

	December 31,
	2006	2007

Accrued bonus	$598,388	$1,956,670
Accrued professional service fees	200,706	1,188,163
Withholding individual income tax-option exercise	13,268	1,139,110
Value added taxes payable	386,806	936,625
Other taxes payable	56,811	440,149
Accrued raw data cost	303,474	425,076
Accrued rental	120,538	130,820
Accrued welfare benefits	18,891	81,406
Others	387,135	652,235

	$2,086,017	$6,950,254

10. STOCK OPTIONS AND NONVESTED SHARES
As of December 31, 2007, the Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $370,781, $1,183,662, and $2,946,340 for 2005, 2006, and 2007, respectively.
2004 Stock incentive plan
In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the Plan by an additional 5,000,000 shares, respectively, resulting in a total of 15,688,488 options to purchase ordinary shares under the Plan. Options are generally granted at a price equal to the fair market value of the Company’s shares at the date of grant. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock option was determined by the Board of Directors. As of December 31, 2007, options to purchase 10,557,568 shares of ordinary shares were outstanding. All of the options granted under the Plan to our directors and managers have vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisers vested immediately upon grant or from two to three years after grant. A specified portion of the shares subject to each option vests at the end of the first year and the balance vests each quarter thereafter. The amortization of options granted is based on the graded vesting schedule.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
10. STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
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
During 2007, the Company granted totaling 3,848,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options are vested over 3 years except the 400,000 shares granted to the four directors in January 2007 are vested over 2 years. The fair value of employee options is estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2006	2007

Weighted average risk free rate of return	5.24%	4.71%
Weighted average expected option life	5.75 years	5.96 years
Volatility rate	58.84%	59.92%
Dividend yield	—	—
Options to non-employees
The Company granted stock options to purchase up to 6,829,500 ordinary shares outside of the 2004 Plan, which vested immediately and 90,000 options to purchase ordinary shares under the Plan to consultants and strategic advisors, which vested over 2 years in 2004. The Company also granted 350,000 options under the 2004 Plan to consultants and strategy advisors in 2005. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
10. STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Options to non-employees — continued
The following assumptions were used in the option pricing model:

	Years ended December 31,
	2005	2006	2007

Options to non-employees:
Weighted average risk-free rate of return	3.48%	4.70%	3.26%
Weighted average expected option life	2.14 years	5.76 years	3.73 years
Volatility	56.96%	53.33%	51.85%
Dividend yield	—	—	—
Summary of stock options to employees and non-employees
A summary of the stock option activity is as follows:

	2005		2006		2007
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	12,492,988	$0.18	15,250,488	$0.52	14,843,688	$0.56
Granted	5,003,000	$1.29	700,000	$1.07	3,848,000	$1.07
Exercised	(1,731,500)	$0.16	(473,000)	$0.17	(7,746,280)	$0.42
Forfeited	(514,000)	$1.05	(633,800)	$0.69	(387,840)	$0.87

Outstanding at end of year	15,250,488	$0.52	14,843,688	$0.56	10,557,568	$0.84

Shares exercisable at end of year	9,986,488	$0.29	11,705,508	$0.43	5,939,888	$0.68

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
10. STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees — continued
The following table summarizes information with respect to stock options outstanding at December 31, 2007:

	Options outstanding				Option exercisable
				Aggregate			Aggregate
		Weighted	Weighted	intrinsic		Weighted	intrinsic
		average	average	value as of		average	value as of
	Number	remaining	exercise	December 31	Number	exercise	December 31
	outstanding	contractual life	price	2007	exercisable	price	2007
Ordinary shares
$0.16	3,373,988				3,069,988
$1.04	200,000				200,000
$1.31	1,846,580				1,700,900
$1.32	27,000				19,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				350,000
$0.96	3,240,000				—
$1.25	100,000				—
$1.32	150,000				—
$2.03	317,000				—
$2.19	3,000				—

	10,557,568	5.97 years	$0.83	$3.55	5,939,888	$0.68	$3.70

The weighted-average grant-date fair value of options granted during the years 2005, 2006 and 2007 was $0.75, $0.63 and $0.64, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was $1,797,394, $796,348 and $25,541,496, respectively.
As of December 31, 2007, options to purchase 2,009,640 ordinary shares were available for future grant.
Prior to January 1, 2006, the Company accounted for share-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”). Accordingly, the Company recognized compensation expense only when options were granted with an exercise price below the fair value of the underlying shares. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
10. STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees — continued
Prior to January 1, 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation. For purpose of this reconciliation, the Company added back all stock-based employee compensation expense recorded in accordance with APB 25 in the statement of operations, then deducted the stock-based employee compensation expense determined under SFAS 123. The following table summarizes the reconciliations for the year ended December 31, 2005.

Year ended
December 31, 2005

Income attributable to ordinary shareholders as reported:	4,624,187
Add: Stock-based compensation as reported	13,589
Less: Stock-based compensation determined using the fair value method	(1,935,649)

Pro forma income attributable to ordinary shareholders	2,702,127

Basic net income per share:
As reported	$0.05

Pro forma	$0.04

Diluted net income per share:
As reported	$0.04

Pro forma	$0.03

The fair value of each option and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

Year ended
Option grants	December 31, 2005

Weighted average risk-free rate of return	3.37%
Weighted average expected option life	2.94 years
Volatility	65.08%
Dividend yield	—

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
10. STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees — continued
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
The Company granted additional options under the 2004 Plan with the right to purchase ordinary shares 390,000 in January 2008 and 100,000 in March 2008 to employees.
2007 Equity incentive plan
In July 2007, the Company adopted the 2007 Equity incentive plan (the “2007 Plan”) and granted non-vested shares covering 10,558,493 ordinary shares of the Company to the employees who are eligible for the 2007 Plan. The vesting of the non-vested shares are subject to achieving certain financial performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan.
The grant date fair value of a non-vested share is measured at the quoted market price of the Company’s equity shares. The non-vested shares shall become vested during the three years following the grant date based on the Company’s certain annual operating performance goals for the years 2008 and 2009. The Company recognized a compensation expense of $1,143,233 for the non-vested shares in 2007.
A summary of the status of the non-vested shares as of December 31, 2007, and changes during the year ended December 31, 2007 is presented below.

		Weighted-	Weighted-
		average	average	Aggregate
		exercise	grant date	intrinsic
Non-vested shares	Shares	price	fair value	value

At beginning of year 2007	—		—
Granted	10,558,493		1.84
Vested	—		—
Forfeited	—		—

At end of year 2007	10,558,493	—	1.84	46,246,199

As of December 31, 2007, there was $5.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
11. INCOME TAXES
China Finance Online, CFO Team Gear, CFO Kinco and CFO Danford have not recorded tax provision for Hong Kong tax purposes as these companies have no assessable profits arising in or derived from Hong Kong. CFO Daily Growth is subject to Hong Kong Profits Tax at a rate of 17.5%. For the year ended 2007, income tax benefit $23,757 for CFO Daily Growth has been made in consolidated financial statements.
CFO FNG, CFO Giant Bright and CFO Mount First are tax-exempted companies incorporated in the British Virgin Islands.
A summary of the tax concessions available to the PRC entities for the year ended December 31, 2007 is as follows:

	Chinese state	Chinese	Concession from	Concession from	Year of
	income	local income	Chinese State	Chinese local	commencement
PRC entities	tax rate	tax rate	unified income tax*	income tax	of tax holiday

CFO Beijing	24%	3%	Full exemption for the year 2003and 2004; 50% tax relief from 2005 to 2007	Full exemption from 2003 to 2007	2003

CFO Software	15%	3%	Full exemption from 2005 to 2007	Full exemption from 2005 to 2007	2005

CFO Fuhua	30%	3%	N/A	N/A	N/A

CFO Meining	15%	N/A	15% in 2007	N/A	N/A

CFO Stockstar	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Zhenning	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Genius	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Jujin	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Wisdom	30%	3%	N/A	N/A	N/A

CFO Success	30%	3%	N/A	N/A	N/A

CFO Premium	30%	3%	N/A	N/A	N/A

CFO Glory	30%	3%	N/A	N/A	N/A

*	The concession from Chinese State unified income tax is shown on the assumption that the subsidiary, VIE and the VIE’s subsidiaries will not be qualified as a “high and new technology enterprise strongly supported by the state” by the authorities.
Based on the recently issued tax regulation after 2007.
CFO Wisdom, CFO Success, CFO Premium and CFO Glory are subject to the standard 33% tax rate in 2007, and no provision for PRC Enterprise Income Tax as these four subsidiaries or VIEs do not have any assessable profit.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
11. INCOME TAXES — continued
Income tax (provision) benefit was as follows:

	December 31,
	2005	2006	2007
Income taxes expenses:
Current	$(134,739)	$626	$70,913
Deferred	(322,289)	40,081	737,712

Total	$(457,028)	$40,707	$808,625

The principal components of deferred income taxes were as follows:

	December 31,
	2006	2007
Current deferred tax assets:
Deferred revenue — current	$135,658	$841,315
Accrued expenses and other liability	34,820	288,200

Current deferred tax assets	$170,478	$1,129,515

Non-current deferred tax assets (liabilities):
Net operating loss carry forwards	$802,010	$1,136,729
Intangible assets	(204,043)	(321,816)
Property and equipment	—	(30,457)

	597,967	784,456
Less: valuation allowance	(743,500)	(1,136,729)

Non-current deferred tax liabilities, net	$(145,533)	$(352,273)

Non-current deferred tax asset:
Deferred revenue — non-current	$—	$14,382

A valuation allowance of $743,500 and $1,136,729 were established as of December 31, 2006 and 2007, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2007, tax loss carry forwards amounting to approximately $3.8 million which will expire by 2012, and $2 million which will carry forward indefinitely.
During the years ended December 31, 2005, 2006 and 2007, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $1,448,866, $786,385 and $4,414,697 respectively, and both basic and diluted income per share would have been $0.03, ($0.01) and ($0.09) for the years ended December 31, 2005, 2006 and 2007, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
11. INCOME TAXES — continued
A reconciliation between the statutory PRC enterprise income tax rate of 33% and the effective tax rate is as follows:

	Years ended December 31,
	2005	2006	2007
	%	%	%

Statutory tax rate in PRC	33.0	(33.0)	(33.0)
Effect of tax holiday	(18.0)	(92.1)	(91.8)
Non-deductible expenses	3.6	139.9	99.7
Non-taxable income	(10.3)	(54.8)	(16.7)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	—	—	18.5
Change in valuation allowance	0.7	33.7	7.0

Effective tax rate	9.0	(6.3)	(16.3)

On March 16th, 2007, the national People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting unified income tax rate of 25% for most enterprises. Due to the changes in the new tax law in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008 in accordance with applicable transitional terms of the New Income Tax Law.
In accordance with the implementation rules of New Income Tax Law, the existing preferential tax treatments granted to CFO Software, because it qualifies as a “high and new technology enterprise” may not continue to qualify as a high and new technology enterprise strongly supported by the State” under the new rules, until these subsidiaries receive official approval for this status.
Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. The Company is still evaluating its resident status under the new law and related guidance.
If the PRC tax authorities subsequently determine that the Company is non-resident enterprises, the dividends paid by the Company’s PRC subsidiaries to the Company, will be subject to the withholding tax of 10% and in the case of subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%. However, no such withholding tax provision has been made by the Group’s PRC subsidiaries as of December 31, 2007 because the aggregated undistributed earnings of the Group’s PRC subsidiaries and VIEs are considered to be indefinitely reinvested under APB opinion No. 23. The Chinese tax authorities have also clarified that the distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
12. SHAREHOLDERS’ EQUITY
In October 2005, the Group issued 2,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 400,000 American Depositary Shares (“ADSs”) for purposes of future exercise of share options by employees.
In 2006, all 400,000 ADSs had been issued to employees who exercised their options. In January 2006, the Group issued 3,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 600,000 ADSs for purposes of future exercise of share options by employees.
As of December 31, 2007, 9,051,256 ADSs had been issued to employees and the remaining 94,744 ADSs continued to be held by the Group for future exercises. These 94,744 ADSs represent 473,720 ordinary shares of the Group, which are considered as issued and outstanding as of December 31, 2007.
     Repurchased shares
In 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In 2007, the Group granted 10,558,493 non-vested shares to BVI companies out of the repurchased shares. Therefore the remaining is about 149,537 shares.
13. OTHER (EXPENSES) INCOME, NET
Other (expenses) income, net consisted of:

	2005	2006	2007

Exchange gain, net	$365,965	$267,302	$424,338
Gain on partial disposal of an investment in Moloon (see Note 5)	—	116,071	—
Others	—	(1,498)	8,731

	$365,965	$381,875	$433,069

Exchange gain is primarily derived from intercompany transactions and cash and cash equivalents in foreign currency.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
14. INCOME (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2005	2006	2007
Net income (loss) attributable to ordinary shareholders, basic and diluted	$4,624,187	$(600,633)	$(4,129,704)

Weighted average ordinary shares outstanding used in computing basic net income per share	94,341,061	93,650,653	94,500,529
Plus: Incremental shares from assumed conversions of stock options	10,440,431	—	—

Weighted average ordinary shares outstanding used in computing diluted net income per share (note)	104,781,492	93,650,653	94,500,529

Net income (loss) per share-basic	$0.05	$(0.01)	$(0.04)

Net income (loss) per share-diluted	$0.04	$(0.01)	$(0.04)

Actual ordinary shares issued and upon exercises of options are included when calculating weighted average ordinary shares outstanding used in computing basic net income per share.

Note:

1.	In 2006, the Company transferred 3,000,000 ordinary shares to its depositary bank representing 750,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options. As of December 31, 2007, shares out of such 2,526,280 shares had been issued to the employees and non-employees upon exercise of their share options and 473,720 shares remained available for future issuances. As a result, 473,720 ordinary shares were excluded in computing basic net income per share.

2.	In July 2007, the Company adopted granted non-vested shares covering 10,558,493 ordinary shares of the Company to the employees who are eligible for the 2007 Plan. The vesting of the non-vested shares are subject to achieving certain financial performance targets stated in the 2007 Plan. Nonvested shares have not be included in the computation of basic earnings per share as such shares are considered contingently returnable shares if the employee does not render the requisite service, the shares are returned to the Company.

3.	The Group has options and non-vested shares outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the year end December 31, 2006 and 2007, as their effects would have been auti-dilutive. Such outstanding options and non-vested shares consist of 15,950,488 options for year end December 31, 2006, and 18,691,688 options and 10,558,493 non-vested shares for year end December 31, 2007.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
15. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $107,552, $270,576 and $948,100 for the years ended December 31, 2005, 2006 and 2007 respectively.
16. COMMITMENTS
The Group leases certain office premises and purchases data under non-cancelable leases. The office lease expires in 2012. Rent expense under operating leases for 2005, 2006 and 2007 were $242,765, $520,590 and $1,057,624, respectively.
Future minimum lease payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2008	$2,007,800
2009	1,496,496
2010	1,046,944
2011	324,338
2012	22,128

Total	$4,897,706

17. SEGMENT AND GEOGRAPHIC INFORMATION
The Group has two principal operating segments (1) online financial data subscription service and other related services, (2) brokerage service. These operating segments were determined based on the nature of the services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Group’s chief executive officer and chief operating officer have been identified as the chief operating decision makers. The Group’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
17. SEGMENT AND GEOGRAPHIC INFORMATION — continued
The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” The following tables show the operations of the Group’s operating segments:
For the year ended December 31, 2007

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$25,822,178	$80,896	$25,903,074
Cost of revenue	(4,403,605)	(22,997)	(4,426,602)
Operating expenses
General and administrative	(7,599,367)	(184,301)	(7,783,668)
Product development	(2,268,878)	—	(2,268,878)
Sales and marketing	(6,911,624)	(12,712)	(6,924,336)

Total operating expenses	(16,779,869)	(197,013)	(16,976,882)

Government subsidies	135,834	—	135,834

Income (loss) from operations	4,774,538	(139,114)	4,635,424

Total assets	95,774,776	8,109,972	103,884,748

The Group started to provide brokerage service after the acquisition of CFO Daily Growth in 2007 and therefore only had one segment in 2005 and 2006.
The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2005	2006	2007

Subscription fees	$5,811,395	$5,075,830	$22,712,043
Advertising revenue	996,311	1,337,630	1,560,194
SMS revenue	—	298,232	1,339,321
Brokerage service revenue	—	—	80,896
Others	674,460	416,386	210,620

	$7,482,166	$7,128,078	$25,903,074

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollars)
18. RESTRICTED NET ASSETS
PRC legal restrictions permit payments of dividends by China Finance Online’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve, which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and variable interest entities are restricted in their abilities to transfer a portion of their net assets to the Group. As of December 31, 2007, the amount of restricted net assets was approximately $45,750,588.
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserves as determined by the board of directors of the these subsidiaries. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); amounts to be appropriated for the other two reserves are determined at the board of directors’ discretion. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus reserve are charged to general and administrative expenses and amounted to $26,889, $nil and $nil in 2005, 2006 and 2007, respectively. Appropriation to the general reserve amounted to $268,891, $nil and $3,709,549 in 2005, 2006 and 2007, respectively. There were no appropriations to the staff welfare and bonus reserve or the general reserve during 2006.
19. SUBSEQUENT EVENT
In March 2008, the Group injected further capital of $11,565,000 (equivalent to HK$90,000,000) in CFO Daily Growth; consequently, the Group’s equity interest in CFO Daily Growth increased from 85% to 98.5%.

CHINA FINANCE ONLINE CO. LIMITED
Additional Information — Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2006	2007
Assets

Current assets:
Cash and cash equivalents	$5,758,063	$19,374,617
Amounts due from subsidiaries	64,172	4,408,362
Prepaid expenses and other current assets	93,618	133,572
Dividends receivable	2,473,269	—

Total current assets	8,389,122	23,916,551
Investments in subsidiaries	37,615,158	43,844,335
Cost-method investment	12,606,571	1,479,571
Goodwill	50,534	50,534
Loans receivable from subsidiaries	4,000,000	—

Total assets	$62,661,385	$69,290,991

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	148,072	1,868,059
Amounts due to a subsidiary	60,534	60,537

Total current liabilities	$208,606	$1,928,596

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 104,384,933 in 2006 and 109,754,433 in 2007)	13,474	14,172
Additional paid-in capital	52,555,919	58,727,378
Accumulated other comprehensive income	1,634,269	4,501,432
Retained earnings	8,249,117	4,119,413

Total shareholders’ equity	62,452,779	67,362,395

Total liabilities and shareholders’ equity	$62,661,385	$69,290,991

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of operations
(In U.S. dollars)

	December 31,
	2005	2006	2007
Operating expenses:
General and administrative	$692,453	$873,496	$975,931
Stock-based compensation	370,781	1,183,662	2,946,340

Total operating expenses	1,063,234	2,057,158	3,922,271

Interest income	560,772	202,484	253,003
Equity in earnings of subsidiaries and VIEs	5,126,649	2,395,622	10,299,974
Other income	—	180,419	366,590
Loss from impairment of cost method investment	—	(1,322,000)	(11,127,000)

Net income (loss)	$4,624,187	$(600,633)	$(4,129,704)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company
Statement of Shareholders’ Equity and Other Comprehensive Income
(In U.S. dollars, except share-related data)

					Accumulated
					other
			Additional	Deferred	comprehensive		Total
	Ordinary shares		paid-in	stock-based	income	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	compensation	(loss)	earnings	equity	income
Balances as of January 1, 2005	99,329,933	$12,814	$64,175,132	$(325,221)	$(11)	$4,225,563	$68,088,277
Repurchase of ordinary shares	—	—	(13,200,394)	—	—	—	(13,200,394)
Issuance of ordinary shares to employees	2,000,000	263	276,713	—	—	—	276,976
Stock options issued to non-employees	—	—	112,689	—	—	—	112,689
Amortization of deferred stock-based compensation	—	—	—	258,092	—	—	258,092
Foreign currency translation adjustment	—	—	—	—	671,133	—	671,133	$671,133
Net income	—	—	—	—	—	4,624,187	4,624,187	4,624,187

Balance as of December 31, 2005	101,329,933	13,077	51,364,140	(67,129)	671,122	8,849,750	60,830,960	$5,295,320

Amortization of deferred stock-based compensation	—	—	(67,129)	67,129	—	—	—
Issuance of ordinary shares for exercise of stock option by employees	3,000,000	390	66,453	—	—	—	66,843
Exercise of share options by non-employees	55,000	7	8,793	—	—	—	8,800
Stock-based compensation	—	—	1,183,662	—	—	—	1,183,662
Foreign currency translation adjustment	—	—	—	—	963,147	—	963,147	$963,147
Net loss	—	—	—	—	—	(600,633)	(600,633)	(600,633)

Balance as of December 31, 2006	104,384,933	13,474	52,555,919	—	1,634,269	8,249,117	62,452,779	$362,514

Exercise of stock option by employees	—	—	2,366,697	—	—	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	—	2,946,340
Foreign currency translation adjustment	—	—	—	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	—	(4,129,704)	(4,129,704)	(4,129,704)

Balance as of December 31, 2007	109,754,433	$14,172	$58,727,378	$—	$4,501,432	$4,119,413	$67,362,395	$(1,262,541)

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2005	2006	2007
Operating activities:
Net income (loss)	4,624,187	(600,633)	(4,129,704)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation	370,781	1,183,662	2,946,340
Loss from impairment of cost method investment	—	1,322,000	11,127,000
Gain from disposal of cost method investment	—	(116,071)	—
Equity in earnings of subsidiaries	(4,455,510)	(958,872)	(10,299,974)
Changes in assets and liabilities:
Dividend receivable	—	(2,473,269)	2,473,269
Prepaid expenses and other current assets	42,226	(56,221)	(39,954)
Amounts due from subsidiaries	—	(64,543)	(4,344,190)
Accrued expenses and other current liabilities	(27,234)	27,032	1,719,911
Amounts due to subsidiaries	(477,841)	41,947	3

Net cash provided by (used in) operating activities	76,609	(1,694,968)	(547,299)

Investing activities:
Net increase in loans to subsidiaries	(13,990,000)	9,990,000	4,000,000
Proceeds from partial sale of cost method investment		1,187,500	—
Acquisition of businesses	—	(6,582,144)	(2,300,476)
Investments in subsidiaries	(20,500,000)	—	—
Acquisition of cost investment	(15,000,000)	—	—

Net cash (used in) provided by investing activities	(49,490,000)	4,595,356	1,699,524

Financing activities:
Proceeds from stock options exercised by employees	276,976	66,843	2,366,697
Proceeds from exercise of options granted to non-employee	—	8,800	859,120
Repurchase of treasury shares	(13,200,394)	—	—
Dividend from a subsidiary	5,373,182	—	9,238,436

Net cash provided by (used in) financing activities	(7,550,236)	75,643	12,464,253

Effect of exchange rate changes	(6)	5	76

Net increase (decrease) in cash and cash equivalents	(56,963,633)	2,976,036	13,616,554
Cash and cash equivalents, beginning of the year	59,745,660	2,782,027	5,758,063

Cash and cash equivalents, end of the year	$2,782,027	$5,758,063	$19,374,617

Note:
Basis for preparation

CHINA FINANCE ONLINE CO. LIMITED

The parent-company only Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.