Form 20-F/A
period 2007-12-31
China Finance Online Co. LTD
filed 2009-02-24
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
American Depositary Shares, each representing 5 ordinary shares, par value HK$0.001 per share *
(Title of Class

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American Depository Shares each representing 5 ordinary shares pursuant to the requirements of the Securities and Exchange Commission.
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

☐ Item 17 ☑ Item 18

Explanatory Note
This Form 20-F/A amends and restates Item 5, Item 18 and Item 19 of the annual report on Form 20-F for the fiscal year ended December 31, 2007 of China Finance Online Co. Limited filed on June 5, 2008 (the “Form 20-F”) to clarify the involvement of an independent third-party, American Appraisal China Limited, in the determination of certain impairment charges relating to the Company’s investment in Moloon International Inc.. In this connection, this Form 20-F/A also includes an additional exhibit, Exhibit 10.2, to the Form 20-F. Exhibit 10.2 is a copy of the consent letter whereby American Appraisal China Limited consents to references to the valuation methodologies, assumptions and conclusions associated with the financial appraisal reports of American Appraisal China Limited dated March 22, 2007 and April 15, 2008 in the annual report on Form 20-F of China Finance Online Co. Limited and any amendments thereto filed or to be filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2007.
This Form 20-F/A consists of a cover page, this explanatory note, the disclosures (as amended) to Item 5, Item 18 and Item 19 of the Form 20-F, Exhibit 10.2, the signature page, the currently dated consent of our auditor and the required certifications of the principal executive officer and the principal financial officer of China Finance Online Co. Limited. While the disclosures (as amended) to Item 5, Item 18 and Item 19 of the Form 20-F have been restated in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such answers except those described above.
Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on June 5, 2008.
The page numbers reflect those of the Annual Report, previously filed on Form 20-F and follow the sequence of the items refiled in the Form 20-F/A.
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
A. Operating Results.
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
Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $2.2 million in revenue for VAT refunds in 2007.
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the cost of revenue and operating expense financial statement line items, as appropriate. The decrease in the ratio of operating expenses to net revenues in 2007 is primarily due to the increase in net revenues greater than the increase in operating expenses. The increase in absolute amount of operating expenses is primarily due to the expansion of our business scale and the increase in the salary and compensation for our personnel, stock-based compensation, cost of professional services and other related costs associated with our being publicly listed in the U.S. The most significant factors affecting our operating expenses are:
•	salary and compensation for our employees, particularly our sales and marketing personnel and our management team;
•	stock-based compensation expenses for the grant of the performance-based restricted stock and for new grants issued in 2007;
•	professional services and other related costs associated with being publicly listed in the U.S; and
•	expansion in operating scale associated with the acquisition of CFO Stockstar, CFO Genius and Daily Growth Securities.

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
Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)(1)	2005		2006		2007
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$7,627	101.9%	$7,337	102.9%	$26,570	102.6%
Business tax	(145)	(1.9)	(209)	(2.9)	(667)	(2.6)

Net revenues	7,482	100%	7,128	100%	25,903	100%
Cost of revenues	(482)	(6.4)	(1,468)	(20.6)	(4,427)	(17.1)

Gross profit	7,000	93.6	5,660	79.4	21,476	82.9
Operating expenses:
General and administrative	(1,740)	(23.3)	(2,956)	(41.5)	(7,784)	(30.1)
Product development	(236)	(3.2)	(742)	(10.4)	(2,269)	(8.8)
Sales and marketing	(1,795)	(24.0)	(2,666)	(37.4)	(6,924)	(26.7)

Total operating expenses	(3,771)	(50.5)	(6,364)	(89.3)	(16,977)	(65.5)
Subsidy income	—	—	—	—	136	0.5
Income from operations	3,229	43.2	(704)	(9.9)	4,635	17.9
Interest income	1,486	19.9	1,003	14.1	1,105	4.3
Exchange gain (net)	366	4.9	267	3.7	424	1.6
Other expense, net	—	—	115	1.6	9	0.03
Loss from impairment of cost method investment	—	—	(1,322)	(18.5)	(11,127)	(43.0)
Income before income taxes benefit (provision)	5,081	67.9	(641)	(9.0)	(4,954)	(19.1)
Minority interests in net income of consolidated subsidiary	—	—	—	—	15	0.06
Income tax benefit (provision)	(457)	(6.1	41	(0.58)	809	3.1

Net income (loss)	$4,624	61.8%	$(600)	(8.4% )	$(4,130)	(15.9% )

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated at the average exchange rate for that period. For the years ended December 31, 2005, 2006 and 2007, all translations from Renminbi to U.S. dollars were calculated at RMB8.1472, RMB7.9693 and RMB7.6072 per US$1.00, respectively.

(2)	For subscriptions provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription period, typically twelve months.

Year ended December 31, 2007 compared to year ended December 31, 2006
Revenues
Our gross revenues increased by 264% from $7.3 million in 2006 to $26.6 million in 2007. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2007 is $25.1 million, compared to $6.4 million at the end of 2006, The significant increase in deferred revenue as of December 31, 2007 is due to our strong performance in the subscription business and such increase in deferred revenue will be recorded as net revenues over the next several quarters.
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
Cost of revenues
Our cost of revenues in 2007 increased by 193% to $4.4 million from $1.5 million in 2006 primarily because our website maintenance and development expenses increased to $2.9 million in 2007 from $943,000 in 2006, which consists of bandwidth costs, salary and compensation, server depreciation expenses, rent, cost of raw data and content expenses for our jrj.com and stockstar.com websites.
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
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies Moloon’s financial conditions deteriorated and, following an independent valuation of the our cost method investment in Moloon prepared by American Appraisal China Limited, it was determined that we should record a non-cash investment impairment of $11,127,000 in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value.
The Company does not expect the impairment charge against its investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on its core business.
Income tax benefit
Our wholly owned subsidiary, CFO Beijing, enjoys preferential tax treatments in China, including exemption from enterprise income tax for 2003 and 2004 and a preferential enterprise income tax rate of 12% from 2005 to 2007. CFO Software enjoys preferential tax treatments in China, including exemption from enterprise income tax from 2005 to 2007. CFO Meining, CFO Stockstar and CFO Zhengning, which are wholly foreign owned enterprise registered in Shanghai enjoy preferential tax treatment, preferential enterprise income tax rate of 15%. CFO Genius and CFO Jujin, which are wholly foreign owned enterprise registered in Shenzhen enjoy preferential tax treatment and a preferential enterprise income tax rate of 15%. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. Accordingly we recognized an income tax benefit of $809,000 for 2007.

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
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
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
We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2007 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	1,521,127	486,673	2,007,800
1 – 3 years	2,845,844	21,934	2,867,778
3 – 5 years	22,128	—	22,128
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

4.15	*
Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd.

4.16	*	Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007

4.17	*	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang

4.18	*	Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

Exhibit
Number		Description
4.19	*	Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.20	*	Purchase Option and Coopration Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.21	*	Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd. , Jun Wang and Zhiwei Zhao

4.22	*	Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao

4.23	*	Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.24	*	Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan

4.25	*	Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.

4.26	*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007

4.27	*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007

4.28	*	Purchase Option Agreement dated August 21, 2007 among Fortune Software. Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd.

4.29	*	Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007

4.30	*	Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao

4.31	*	Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang

4.32	*	Operation Agreement among dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd.

4.33	*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007

4.34	*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007

4.35	*	Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd.

4.36
Shanghai Stock Exchange Level-II Quotations License Agreement dated June 15, 2006 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

Exhibit
Number		Description
4.37	*	License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007

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

4.46	*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.47	*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

Exhibit
Number		Description
4.48	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited

4.49	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.50	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.51	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited

4.52	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited

4.53	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited

4.54	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

4.55	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

4.56	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited

4.57	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited

4.58	*
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

4.67	*	Engagement Letter between China Finance Online Co., Ltd. and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008

8.1	*	List of subsidiaries

10.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

10.2	*	Written Consent of American Appraisal China Limited

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 23, 2009	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

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
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies Moloon’s financial conditions deteriorated and, following an independent valuation of the our cost method investment in Moloon prepared by American Appraisal China Limited, it was determined that we should record a non-cash investment impairment of $11,127,000 in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value.
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
CFO FNG, CFO Giant Bright and CFO Mount First are tax-exempted companies incorporated in the British Virgin Islands.
A summary of the tax concessions available to the PRC entities for the year ended December 31, 2007 is as follows:

	Chinese state	Chinese	Concession from	Concession from	Year of
	income	local income	Chinese State	Chinese local	commencement
PRC entities	tax rate	tax rate	unified income tax*	income tax	of tax holiday

CFO Beijing	24%	3%	Full exemption for the year 2003 and 2004; 50% tax relief from 2005 to 2007	Full exemption from 2003 to 2007	2003

CFO Software	15%	3%	Full exemption from 2005 to 2007	Full exemption from 2005 to 2007	2005

CFO Fuhua	30%	3%	N/A	N/A	N/A

CFO Meining	15%	N/A	15% in 2007	N/A	N/A

CFO Stockstar	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Zhenning	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Genius	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Jujin	15%	N/A	Same as CFO Meining	N/A	N/A

CFO Wisdom	30%	3%	N/A	N/A	N/A

CFO Success	30%	3%	N/A	N/A	N/A

CFO Premium	30%	3%	N/A	N/A	N/A

CFO Glory	30%	3%	N/A	N/A	N/A

*	The concession from Chinese State unified income tax is shown on the assumption that the subsidiary, VIE and the VIE’s subsidiaries will not be qualified as a “high and new technology enterprise strongly supported by the state” by the authorities.

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

EXHIBIT INDEX

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

Exhibit
Number	Description
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

4.15 *
Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd.

Exhibit
Number		Description
4.16	*	Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007

4.17	*	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang

4.18	*	Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.19	*	Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.20	*	Purchase Option and Coopration Agreement dated March 3, 2008 among
China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd.

4.21	*	Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd. , Jun Wang and Zhiwei Zhao

4.22	*	Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao

4.23	*	Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd.

4.24	*	Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan

4.25	*	Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.

4.26	*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007

4.27	*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007

4.28	*	Purchase Option Agreement dated August 21, 2007 among Fortune Software. Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd.

4.29	*	Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007

4.30	*	Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao

4.31	*	Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang

Exhibit
Number		Description
4.32	*	Operation Agreement among dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd.

4.33	*	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007

4.34	*	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007

4.35	*	Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd.

4.36
Shanghai Stock Exchange Level-II Quotations License Agreement dated June 15, 2006 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.37	*	License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007

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

4.46	*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.47	*	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.48	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited

4.49	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited

4.50	*	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited

4.51	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited

4.52	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited

4.53	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited

4.54	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

Exhibit
Number		Description
4.55	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited

4.56	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited

4.57	*
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited

4.58	*
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

4.67	*	Engagement Letter between China Finance Online Co., Ltd. and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008

8.1	*	List of subsidiaries

Exhibit
Number		Description
10.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

10.2	*	Written Consent of American Appraisal China Limited

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002