Form 20-F
period 2008-12-31
China Finance Online Co. LTD
filed 2009-05-22
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Beijing 100140, China
(Address of principal executive offices)
Jun Wang, Chief Financial Officer
Telephone: +(86 10) 58325399
Email: jun.wang@jrj.com.cn
Facsimile: +(86 10)58325200
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100140, China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,014,433 ordinary shares, par value HK$0.001 per share.
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
☑ Yes                    ☐ No
Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and pos such files).
☐ Yes                    ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:
U.S. GAAP ☑          International Financial Reporting Standards as issued                    Other ☐
By the International Accounting Standards Board   ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                    ☑ No

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

PART I

ITEM 1 Identity of Directors, Senior Management And Advisers	4

ITEM 2 Offer Statistics and Expected Timetable	4

ITEM 3 Key Information	4

ITEM 4 Information on the Company	27

ITEM 5 Operating and Financial Review and Prospects	44

ITEM 6 Directors, Senior Management and Employees	59

ITEM 7 Major Shareholders and Related Party Transaction	67

ITEM 8 Financial Information	74

ITEM 9 The Offer and Listing	74

ITEM 10 Additional Information	75

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk	81

ITEM 12 Description of Securities Other than Equity Securities	81

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies	81

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	81

ITEM 15 Controls and Procedures	81

ITEM 16A Audit Committee Financial Expert	83

ITEM 16B Code of Ethics	83

ITEM 16C Principal Accountant Fee and Services	83

ITEM 16D Exemption from the Listing Standard for Audit Committees	84

ITEM 16E Purchases of Equity Securities by the Issue and Affiliated Purchasers	84

PART III

ITEM 17 Financial Statement	84

ITEM 18 Financial Statements	84

ITEM 19 Exhibits	84
EX-4.36
EX-4.55
EX-4.57
EX-4.58
EX-4.59
EX-4.60
EX-4.61
EX-4.62
EX-4.63
EX-4.64
EX-4.65
EX-4.66
EX-4.67
EX-4.68
EX-4.69
EX-4.70
EX-4.71
EX-4.72
EX-4.73
EX-4.74
EX-4.75
EX-4.76
EX-4.77
EX-4.78
EX-4.79
EX-4.80
EX-4.81
EX-4.82
EX-4.83
EX-4.84
EX-4.85
EX-4.86
EX-4.87
EX-4.88
EX-4.89
EX-4.90
EX-4.91
EX-4.92
EX-4.93
EX-4.94
EX-4.95
EX-4.96
EX-4.97
EX-4.98
EX-4.99
EX-4.100
EX-4.101
EX-4.102
EX-4.103
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-15.2

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	we,” “us,” “our company,” “the company,” “our” refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include our PRC-incorporated affiliates;

•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and

•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data.
The selected historical consolidated financial statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007 and 2008 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected historical consolidated balance sheet data as of December 31, 2004, 2005 and 2006 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes.

(in thousands of U.S. dollars, except per share	For the year ended December 31,
or per ADS data)(1)	2004	2005	2006 (4)	2007	2008

Consolidated statement of operations and comprehensive income (loss) data:

Net revenues	6,016	7,482	7,128	25,903	56,243

(in thousands of U.S. dollars, except per share	For the year ended December 31,
or per ADS data)(1)	2004	2005	2006 (4)	2007	2008
Cost of revenues	(393)	(482)	(1,468)	(4,427)	(9,367)

Gross profit	5,623	7,000	5,660	21,476	46,876

Operating expenses:

General and administrative	(730)	(1,740)	(2,956)	(7,784)	(15,371)

Product development	(172)	(236)	(742)	(2,269)	(5,635)

Sales and marketing	(800)	(1,795)	(2,666)	(6,924)	(13,521)

Total operating expenses	(1,702)	(3,771)	(6,364)	(16,977)	(34,527)

Subsidy income	—	—	—	136	437

Income (loss) from operations	3,921	3,229	(704)	4,635	12,786

Interest income	294	1,486	1,003	1,105	1,608
Other income (expense)	(2)	—	115	9	(169)
Exchange gain (net)	—	366	267	424	1,490

Loss from impairment of cost method investment			(1,322)	(11,127)	—

Income (loss) before income taxes	4,213	5,081	(641)	(4,954)	15,715

Income tax benefit (provision)	384	(457)	41	809	3,047

Purchased pre-acquisition earning	—	—	—	—	227
Minority interests in net income of consolidated subsidiary	—	—	—	15	31
Net income (loss)	$4,597	$4,624	$(600)	$(4,130)	$19,020
Dividends on preference shares	—	—	—	—
Income (loss) attributable to ordinary shareholders	$4,597	$4,624	$(600)	$(4,130)	$19,020

Income (loss) per share-basic	$0.12	$0.05	$(0.01)	$(0.04)	$0.19
Income (loss) per share-diluted	$0.05	$0.04	$(0.01)	$(0.04)	$0.17
Income per ADS equivalent-basic(2)	$0.59	$0.25	$(0.03)	$(0.22)	$0.96
Income per ADS equivalent-diluted(2)	$0.26	$0.22	$(0.03)	$(0.22)	$0.84
Dividends declared per ordinary share or preference shares	$—	—	—	—	—

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2004	2005	2006	2007	2008

Consolidated balance sheet data:
Cash and cash equivalents	$70,596	$46,168	$44,956	$74,729	$97,544
Current working capital(3)	67,590	45,227	38,011	53,811	78,226
Total assets	71,861	63,113	71,119	103,885	141,823

Deferred revenue, current	3,487	1,859	6,419	20,457	28,202
Total current liabilities	3,773	2,282	8,521	31,034	35,472
Deferred revenue, non-current	—	—	—	4,665	8,786
Total shareholders’ equity	$68,088	$60,831	$62,453	$67,362	$96,942

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated by using the average of the exchange rates on each day during the period. All translations from Renminbi to U.S. dollars were calculated for the periods listed below at the corresponding rates

For the years ended December 31,	RMB per US$1.00

2003	8.2770
2004	8.2780
2005	8.1472
2006	7.9693
2007	7.6072
2008	6.9477

For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates were as set forth below as of the corresponding dates:

As at December 31,	RMB per US$1.00

2003	8.2769
2004	8.2765
2005	8.0702
2006	7.8087
2007	7.2946
2008	6.8225

(2)	Each ADS represents five ordinary shares.

(3)	Current working capital is the difference between total current assets and total current liabilities.

(4)	In 2006, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006. In 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109.”

Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.8225, which was the prevailing rate on December 31, 2008. The prevailing rate on May 15, 2009 was $1.00 to RMB6.8247. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2004	8.2768	8.2774	8.2764	8.2765

December 31, 2005	8.1472	8.2765	8.0702	8.0702

December 31, 2006	7.9693	8.0705	7.8051	7.8087

December 31, 2007	7.5806	7.8127	7.2946	7.2946
December 31, 2008	6.9193	7.2946	6.7800	6.8225
Most recent six months:
November 2008	6.8281	6.8373	6.8220	6.8254
December 2008	6.8539	6.8842	6.8225	6.8225
January 2009	6.8382	6.8399	6.8360	6.8380
February 2009	6.8357	6.8398	6.8327	6.8379
March 2009	6.8341	6.8395	6.8293	6.8359
April 2009	6.8312	6.8370	6.8250	6.8250
May 2009 (through 15th)	6.8228	6.8247	6.8201	6.8247

(1)	Averages are calculated from month-end rates.
B. Capitalization and indebtedness.
Not Applicable.
C. Reasons for the offer and use of proceeds.
Not Applicable.
D. Risk factors.
Risks relating to our business

The unprecedented global financial crisis and economic downturn could adversely affect the our business.
Our business can be adversely affected by the general environment-economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. If the global financial crisis and economic downturn continue or deteriorate further, we expect Chinese investors to become more cautious in making investments in Chinese stock markets, which in turn may have adverse impact in our results of operation and business.
Negative changes in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.
We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange A-Share Index surged 124.33% between the start of 2006 and the market peak in October, 2007, despite of the severe corrections on February 27, 2007 and May 30, 2007, when China stock market declined approximately 9% and 7% on a single trading day, respectively. Then the Shanghai Stock Exchange A-Share Index declined 43% from late October, 2007 till the end of March, 2008. Primarily due to the impact of global economic crisis, the benchmark Shanghai Composite Index ended 2008 down a record 65% after reaching an all-time high on October 16, 2007. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.
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
In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy. In 2006 and 2007, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. However, in response to the slowdown of China’s economy as a result of the global financial crisis, the Central Bank of China cut interest rates by more than a full percentage point in November, 2008, the largest rate reduction since 1998, with the intention to encourage lending and investment. The change in inflation on interest rates in China could have a significant impact on Chinese investors’ general engagement and interests in China’s stock market, which will in turn affect our business. Any measures adopted by the Chinese Central Bank, such as an interest rate increase to reduce an inflation rate, may have an adverse effect on China’s securities markets, which could adversely impact our business.
Downturns, disruptions and volatility in Hong Kong securities markets and negative developments in the business, economic, and market conditions that could affect investors’ interests in investing in Hong Kong securities markets could have adverse impact on our business in the future.
Following the acquisition of Daily Growth Securities Limited, or Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, in 2007, which is now a subsidiary of Daily Growth Financial Holdings Limited, or Daily Growth Holdings, we provide a diversified portfolio of brokerage and informational service to our clients in connection with their investment in Hong Kong securities market. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ interests in investing in Hong Kong securities markets and have adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng index lost approximately 30% from October 30, 2007 through March 9, 2008. On October 27, 2008, the Hang Seng index fell to 10,676 points, having fallen nearly two-thirds from its all-time peak mainly due to the global financial crisis. These fluctuations may result from regional and global economic, political and market conditions, broad trends in business and finance that are out of our control.
Our securities brokerage, futures trading and wealth management business in Hong Kong operate in a highly regulated industry and compliance failures could adversely affect our business.

Daily Growth Securities provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchange. Daily Growth Futures Limited, or Daily Growth Futures, a licensed futures trading firm incorporated in Hong Kong, intends to commence futures contract trading business in 2009. The securities brokerage and futures trading business and operations in Hong Kong are subject to extensive regulations by the Hong Kong Stock Exchange and Hong Kong Securities and Futures Commission, which may increase our cost of doing business and may be a limiting factor on the operations and development of our securities brokerage and futures trading business. The regulation on securities broker-dealer and futures trading business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into the securities brokerage and futures trading areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage and futures trading business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies. Any of these consequences could adversely affect our securities broker-dealer and futures trading business.
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
We depend on three securities data providers associated with the Shanghai, Shenzhen and Hong Kong stock exchanges to provide us with real-time stock, bond and mutual fund quotes and other trading related information. We primarily rely on contractual arrangements with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, and with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, HKEx Information Services Limited, which is associated with the Hong Kong Stock Exchange, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. In June 2006, we are certified by Shanghai Stock Exchange Information Network Co., Ltd. to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data), and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through July 31, 2009. In January 2008, we entered into a license agreement with Shanghai Stock Exchange Information Network Co., Ltd. to distribute TopView which is a series of trading data and statistics for stocks listed on the Shanghai Stock Exchange. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which give investors insight into major market participants’ trading activities in specific stocks and help investors make more informed decisions. The agreement authorizes us to use TopView to enhance features and functionalities of our existing products and develop new product offerings. The definitive agreement is contemplated to continue through December 12, 2008. We began to distribute TopView data early in 2008, and have integrated TopView to some of our products. On December 12, 2008, Shanghai Stock Exchange Information Network Co., Ltd, informed us that it will no longer provide TopView market data to third-party vendors, including us, effective January 1, 2009. As such, we will discontinue TopView series of market data analysis products effective January 1, 2009. Although we are continuing to design and improve new and existing products as substitutes for TopView, the termination of TopView products is likely to have a material impact on our business in 2009. Any disruption in our ability to secure data, price quotes or other trading related information on timely basis either through technical issues or through our inability to maintain and renew our contracts with the Shanghai and Shenzhen Stock Exchanges will have a material adverse effect on our business.
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
We market our service offerings through our websites, as well as through our telemarketing and customer service centers in Beijing, Shanghai and Shenzhen. In addition to sales and marketing functions, we depend on our customer support force to explain our service offerings to our existing and potential subscribers and resolve our subscribers’ technical problems. Many of our telemarketing and customer support personnel have only worked for us for a short period of time, and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to expand and maintain an effective customer support force.
Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of the acquisitions.
An active acquisition program is an important element of our corporate strategy. For example, we acquired CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006. In October 2006, we acquired Stockstar Information Technology (Shanghai) Co., Ltd., or CFO Stockstar, a leading finance and securities website in China. In November 2007, we acquired Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong. In October 2008, Fortune Software (Beijing) Co., Ltd, or CFO Software, one subsidiary of the Company acquired Shenzhen Newrand Securities Advisory and Investment Co., Ltd., or CFO Newrand, which is a licensed security consulting firm, and CFO Software also acquired Zhongcheng Futong Co., Ltd., or CFO Zhongcheng & CFO Futong. We may not be able to achieve all of the benefits of the business combinations or to successfully integrate the operation of CFO Stockstar, CFO Genius, Daily Growth Securities, CFO Newrand, CFO Zhongcheng and CFO Futong operations into ours. CFO Newrand, CFO Zhongcheng and CFO Futong did not commence business operations in 2008. While CFO Stockstar, CFO Genius and Daily Growth Securities contributed positive operating cash flows on a collective basis in 2008, we cannot assure you that they will continue to do so. Moreover, we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:
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
In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008. To clarify certain details in connection with the implementation of the Labor Contract Law, the State Council promulgated the Implementing Rules for the Labor Contract Law, or the Implementing Rules, on September 18, 2008 which came into effect immediately. The Labor Contract Law provides various rules regarding employment contracts that will likely have a substantial impact on employment practices in China. The Labor Contract Law imposes severe penalties on employers that fail to timely enter into employment contracts with employees. The employer is required to pay a double salary to the employee if it does not enter into a written contract with the employee within one month of the employment, and a non-fixed-term contract is assumed if a written contract is not executed after one year of the employment. Additionally, the Labor Contract Law sets a limit of two fixed-term contracts regardless of the length of each term, after which the contract must be renewed on a non-fixed-term basis should the parties agree to a further renewal unless otherwise required by the respective employee. This requirement curtails the common practice of continuously renewing short-term employment contracts. The Implementing Rules appear to further tighten this rule by suggesting that an employee has the right to demand a non-fixed-term contract upon the completion of the second fixed term regardless of whether the employer agrees to a contract renewal. A non-fixed-term contract does not have a termination date and it is generally difficult to terminate such a contract because termination must be based on limited statutory grounds. The employer can no longer supplement such statutory grounds through an agreement with the employee. In addition, the Labor Contract Law requires the payment of statutory severance upon the termination of an employment contract in most circumstances, including the expiration of a fixed-term employment contract.
Under the Labor Contract Law, employers can only impose a post-termination non-competition provision on employees who have access to their confidential information for a maximum period of two years. If an employer intends to maintain the enforceability of a post-termination non-competition provision, the employer has to pay the employee compensation on a monthly basis post-termination of the employment. Under the Labor Contract Law, a “mass layoff” is defined as termination of more than 20 employees or more than 10% of the workforce. The Labor Contract Law expands the circumstances under which a mass layoff can be conducted, such as when the company undertakes a restructuring pursuant to the PRC Enterprise Bankruptcy Law, suffers serious difficulties in business operations, changes its line of business, performs significant technology improvements, changes operating methods, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract impractical. The employer must follow specific procedures in conducting a mass layoff. There is little guidance on what penalties an employer will suffer if it fails to follow the procedural requirements in conducting the mass layoff. Finally, the Labor Contract Law requires that the employer discuss the company’s internal rules and regulations that directly affect the employees’ material interests (such as employees’ salary, work hours, leave, benefits, and training, etc.) with all employees or employee representative assemblies and consult with the trade union or employee representatives on such matters before making a final decision.
All of our employees based exclusively within the PRC are covered by the new laws. As there has been little guidance and precedents as to how the Labor Contract Law and its Implementing Rules will be enforced by the relevant PRC authorities, there remains uncertainty as to their potential impact on our business and results of operations. The implementation of the Labor Contract Law and its Implementing Rules may increase our operating expenses, in particular our personnel expenses and labor service expenses. If we want to maintain the enforceability of any of our employees’ post-termination non-competition provisions, the compensation and procedures required under the Labor Contract Law may add substantial costs and cause logistical burdens to us. Prior to the new law such compensation was often structured as part of the employee’s salary during employment, and was not an additional compensation cost. In the event that we decide to terminate employees or otherwise change our employment or labor practices, the Labor Contract Law and its Implementing Rules may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations. In particular, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns such as the recent financial turmoil may be affected. In addition, during periods of economic decline when mass layoffs become more common, local regulations may tighten the procedures by, among other things, requiring the employer to obtain approval from the relevant local authority before conducting any mass layoff. Such regulations can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.
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
Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises, high and new technology enterprises and software enterprises were entitled to preferential tax treatments provided by either the PRC government or its local agencies or bureaus. Under the then applicable PRC tax laws, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, had been granted preferential EIT treatment based on its status as a foreign-invested “Software Enterprise” which had the effect of providing us a preferential state income tax rate of 12% from 2005 to 2007. CFO Software had received tax incentives based on its status as a foreign invested high-technology company which has the effect of:
•	exempting CFO Software from enterprise income tax from 2005 to 2007; and

•	providing CFO Software a preferential enterprise income tax rate of 7.5% from 2008 to 2010, and 15% for taxable years thereafter.
Furthermore, prior to January 1, 2008 CFO Stockstar, Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning CFO Genius, and Jujin Software (Shenzhen) Co., Ltd., or CFO Jujin, each enjoys a preferential enterprise income tax rate of 15% rather than the enterprise income tax rate of 33% applicable to domestic PRC companies generally.
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
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five- year transitional period, during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. CFO Stock Star, CFO Jujin and CFO Newrand are entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for the year 2008, 2009, 2010 and 2011 respectively and eventually transition to the standard 25% in 2012.
Under the new EIT law and its implementing rules, preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state. Enterprises otherwise classified as “High and New Technology Enterprises” strongly supported by the state, such as CFO Software, Shanghai Meining Computer Software Co., Ltd., or CFO Meining and CFO Genius, are entitled to preferential EIT rate which has the effect of
•	providing CFO Software tax exemption for the year 2007 and a reduced tax rate of 7.5% for the years 2008, 2009 and 2010; and

•	Providing CFO Meining and CFO Genius a reduced tax rate of 15% for the years 2008, 2009 and 2010.
Under the new EIT law and its implementing rules, enterprises that are classified as “New Software Manufacture Enterprises” are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter. Fortune (Beijing) Success technology Co., Ltd., or CFO Success and CFO Zhengning based on their status as Newly Software Manufacture Enterprise are entitled to enjoy preferential tax treatments, which has the effect of
•	providing CFO Success tax exemption for the years 2008 and 2009 and a preferential EIT rate of 12.5% for the years 2010, 2011 and 2012.

•	Providing CFO Zhengning tax exemption for the year 2008 and a preferential EIT rate of 12.5% for the years 2009, 2010 and 2011.
The continued qualification as “High and New Technology Enterprise” or “New Software Manufacture Enterprise” will be subject to reevaluation in 2011 by the relevant government authority in China. We cannot assure that our above PRC incorporated subsidiaries or affiliates will continue to qualify as “High and New Technology Enterprise” or “New Software Manufacture Enterprises” for the year 2011 and thereafter.
In addition, with respect to revenue generated from the sale of certain online subscription, including our service packages, CFO Beijing, CFO Software, Fortune (Beijing) Wisdom Technology Co., Ltd., or CFO Wisdom, CFO Success, CFO Zhengning, CFO Meining, CFO Genius and CFO Jujin currently all obtain value-added-tax, or VAT, refunds that reduce their effective VAT rates from 17% to 3%.
We cannot assure you that we will continue to enjoy any of these preferential tax treatments in the future. We expect we will no longer enjoy the reduced VAT rate in 2010 due to the recent Chinese VAT reform. The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition. Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the VAT refund or preferential tax treatments we have enjoyed or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a no more than 5% withholding tax. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
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
Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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
Risks relating to regulation of our business and to our structure
We primarily rely on contractual arrangements with CFO Fuhua, Beijing Glory Technology Co., Ltd., or CFO Glory , Beijing Premium Technology Co., Ltd., or CFO Premium, and CFO Newrand, Huifu Jinyuan Co., Ltd., or CFO Huifu, CFO Zhongcheng, Shanghai Shangtong Co., Ltd., or CFO Shangtong and Shanghai Chongzhi Co., Ltd., or CFO Chongzhi, our PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.
Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements with CFO Fuhua, our PRC-incorporated affiliate over which we have no direct ownership, and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over Beijing Fuhua Innovation Technology Investment Co., Ltd., or CFO Fuhua as direct ownership.
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
In 2007 and 2008 , we entered into contractual arrangements with CFO Glory and CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Huifu, and CFO Zhongcheng, our PRC-incorporated affiliates over which we have no direct ownership, with the intention of using these companies as vehicles to acquire PRC domestic companies to operate business, which we are restricted from conducting directly by PRC regulations. In 2008, we entered into contractual arrangements with CFO Newrand, a licensed securities investment advisory firm, incorporated in the PRC to operate our securities investment advisory business. Under the contractual arrangements, these PRC-incorporated affiliates will pay us service fees in return for our strategic consulting and technology support services. These contractual arrangements may not be as effective in providing us with control over the PRC affiliates as direct ownership.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of CFO Fuhua, CFO Glory, CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng or CFO Newrand fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.
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
We are a foreign enterprise and each of our subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with CFO Fuhua, pursuant to which we provide operational support to CFO Fuhua. In addition, we have entered into agreements with CFO Fuhua and Zhiwei Zhao and Jun Wang, the shareholders of CFO Fuhua, which provide us with the substantial ability to control CFO Fuhua. Wu Chen, a financial manager at International Data Group China Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, transferred his holdings in CFO Fuhua to Jun Wang, our current chief financial officer, in October 2007. As a result, Jun Wang replaced Wu Chen as a party to all of the agreements we entered into with Wu Chen in connection with his holdings in CFO Fuhua and the operation of CFO Fuhua.
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
Contractual arrangements we have entered into with our PRC-incorporated affiliates may be subject to scrutiny by the PRC tax authorities and a finding that we or our PRC-incorporated affiliates owe additional taxes could substantially reduce our consolidated net income.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC-incorporated subsidiaries and PRC-incorporated affiliates, do not represent an arm’s length price and adjust the income of our PRC-incorporated subsidiaries or that of our PRC-incorporated affiliates in the form of transfer pricing adjustments. Transfer pricing adjustments could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC incorporated subsidiaries or affiliates, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our PRC-incorporated subsidiaries or affiliates for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC-incorporated subsidiaries or affiliates’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have.
We are a holding company, and we rely principally on dividends and other distributions on equity paid by Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, Juda Software (Shenzhen) Co., Ltd., or CFO Juda, CFO Jujin, CFO Wisdom and CFO Success, for our cash requirements, including the funds necessary to service any debt we may incur. If any of Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Jujin, CFO Wisdom or CFO Success incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements between CFO Beijing and CFO Fuhua, CFO Software and CFO Shangtong, and between CFO Software and CFO Chongzhi in a manner that would materially and adversely affect the ability of CFO Beijing and CFO Software to pay dividends and other distributions to us. Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Jujin, CFO Wisdom or CFO Success only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Jujin, CFO Wisdom and CFO Success are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of our subsidiaries and PRC affiliates discussed above to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
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
Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Fluctuations in exchange rates could result in foreign currency exchange losses.
Because substantially all of our revenues and expenditures are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollars and Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Risks relating to our shares and ADSs
Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $3.95 per ADS. During the twelve-month period ended December 31, 2008, the price of our ADSs on the NASDAQ Global Market has ranged from a low of $4.48 to a high of $28.04 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the U.S. may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings and as a result of the global financial crisis. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the U.S. and consequently may impact the trading performance of our ADSs. Changes in the US stock market generally or as it concerns the Company’s industry, as well as geopolitical, economic, and business factors unrelated to the Company, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. The global financial crisis may have substantial negative impact on our financial and business performance. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.
If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004, and amended the Plan in September 2004 and August 2006. As of December 31, 2008, we had granted options under the Plan with the right to purchase a total of 18,060,328 ordinary shares, of which 2,669,400 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company. In July, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the Company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. Based on the Company’s operating performance during 2008, 8,139,542 shares were activated and vested as of December 31, 2008. Until December 31, 2005 we accounted for options granted to our directors and employees and restricted stock granted to our employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123(R), which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we account for compensation costs for all share options including share options granted to our directors and employees and nonvested shares granted to our employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of the 2004 Stock Incentive Plan and 2007 Equity Incentive Plan, we may not be able to attract and retain key personnel, as share options and nonvested shares are an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
There were 110,014,433 of our ordinary shares including 16,896,231 ADSs (representing 84,481,155 of those ordinary shares) outstanding as of December 31, 2008. In addition, there are outstanding options to purchase an additional 10,294,978 ordinary shares, including options to purchase 1,145,000 ordinary shares that are vested and immediately exercisable. Their ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
As of December 31, 2008, six of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., C&F International Holdings Limited, Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 55.77% of our outstanding ordinary shares. As of December 31, 2008, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 24.82% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
On September 21, 2006 China Finance Online entered into an agreement to acquire all the equity interest in CFO Genius, CFO Genius engages in the business of constructing and maintaining financial information databases and providing networked information solution. It was the first company of its kind in China to provide such services for domestic securities and investment firms at the time of its establishment in 1994. The acquisition is expected to strengthen the Company’s position in the industry and provide future opportunities to develop database products. CFO Genius is a financial information database provider primarily serving domestic securities and investment firms, for a total cash consideration of $1,040,081, including $40,081 in transaction costs.
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
In November 2007, we successfully completed the acquisition of Daily Growth Securities (formerly known as Daily Growth Investment Company Limited), a licensed securities brokerage firm incorporated in Hong Kong with a history of over 35 years. Under the definitive agreement, China Finance Online acquired 85% equity interest of Daily Growth Securities for approximately $3.6 million. By acquiring and fully integrating Daily Growth Securities, with our existing resources, particularly the investor base of our premium websites jrj.com and stockstar.com, our long-term goal is to provide a diversified portfolio of brokerage and informational services to our users and improve the monetization rate of our website user base by capitalizing our users’ growing interest in investing in Hong Kong-listed securities. In 2008, we raised the authorized and issued share capital of Daily Growth Securities; consequently, the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. The equity interests of Daily Growth Securities, Daily Growth Futures, a licensed futures contract trading firm incorporated in Hong Kong, and Daily Growth Wealth Management Limited, or Daily Growth Wealth Management, a company incorporated in Hong Kong, to be engaged in wealth management business in future, are now 100% held by Daily Growth Holding, which is wholly owned by CFO Hong Kong. We intend that all the equity interests held or to be held by CFO Hong Kong in financial service related business will be integrated into Daily Growth Holding, and thereby making Daily Growth Holding our platform to develop financial service related business outside China.
In January 2008, we entered into a strategic alliance with China Telecom, the largest telecommunications services provider in China, with a purpose to deliver a variety of financial information services to China Telecom’s more than 40 millions of broadband subscribers and over 200 millions fixed line users. Under the agreement, the two parties will establish and maintain a co-branded finance channel on China Telecom’s broadband portal Vnet.cn, a website owned by China Telecom that also serves as the payment platform for its broadband subscribers for various internet value-added services. China Telecom will distribute our products and services through Vnet.cn as well as its business halls in China, and the two parties will share revenues generated from such products and services according to the agreed-upon scheme under the alliance agreement. We believe that this strategic alliance will further solidify our leading position in providing financial information, data and analytics in China and also bring us a unique opportunity to further enhance our brand awareness among tens of millions of potential users.
In September 2008, we entered into a series of contractual arrangements with CFO Newrand and its shareholders. CFO Newrand is a CSRC licensed investment advisory firm, which also wholly owns a Shengzhen Bureau of Education licensed securities investment training center providing professional training opportunities in the areas of finance, investment, wealth management and risk management. As a result of the contractual arrangements, we obtained substantial control and became the primary beneficiary of CFO Newrand and accordingly we consolidate the results of operations of CFO Newrand in our financial statements. The net cash consideration for the beneficial interests we have obtained in CFO Newrand is RMB15.75 million or US$2.31 million. As a result of the contractual arrangements with CFO Newrand, we also indirectly own the investment advisory license and investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which would enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future. We believe that these areas represent significant growth opportunities given the vast user base on our websites www.jrj.com and www.stockstar.com. The arrangements with CFO Newrand are part of China Finance Online’s strategic roadmap to become a comprehensive financial service provider in the long run.
Our principal executive offices are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100140, People’s Republic of China and our telephone number is (8610) 5832-5288.
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
Our service offerings permit users to subscribe to several of the service packages that we offer. These offerings are broadly divided into three categories: Securities Market Information, Technical Analysis, and Fundamental Analysis. Each service package contains one or more research tools. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in the Chinese financial markets. Our service offerings can be accessed using our research tools and through our websites at www.jrj.com or www.stockstar.com. “JRJ” is the abbreviation of “Jin Rong Jie”, which means financial industry in Chinese. As of December 31, 2008, we had a total of approximately 11.3 million registered user accounts, and approximately 116,200 active paying individual subscribers. Our registered users are Internet users who maintain a registered account with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered user who subscribe to a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.
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
We are combining our own capability of organic growth with strategic acquisition and partnership.
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
In January 2008, we were certified by SSEINC to distribute TopView, a series of trading data and statistics for stocks listed on SSE. Among other things, TopView reveals valuable statistics, such as trading volume and price patterns of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and thereby help investors make informed decisions. In addition, we are also authorized to use TopView data to enhance and upgrade features and functionalities of our existing products and develop new products. On December 31, 2008, SSEINC terminated the provision of TopView data to us, among other third-party software vendors. We subsequently terminated the offering of TopView products to our customers.
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
Our brokerage services
With the acquisition of Daily Growth Securities in November 2007, a licensed securities brokerage firm with a history of 36 years, we provide a diversified portfolio of brokerage and other related services to our customers who invest in stocks listed on Hong Kong Stock Exchange. Daily Growth Securities is regulated by Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange. In 2008, brokerage and related services provided by Daily Growth Securities represented less than 1% of our total net revenues, and such services were not part of our core business in 2008.
Our online advertisement services
Our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. Although we believe our internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market, in 2008, we continued to allocate most of our advertising inventory to promote our subscription-based software offerings. In 2008, revenues from advertising-related services represented approximately 5% of our total net revenues, and online advertising was not part of our core business in 2008.
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
Our agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange, allows us to develop service packages based on Level II quotes and upgrade the features and functions of our current products. Level II quotes give investors unique insight into a stock price’s movement and provide faster and more comprehensive trading data. We also have an agreement with Shanghai Stock Exchange Information Network Co., Ltd. to distribute TopView. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which give investors unique insight to identify and analyze major market participants’ trading activities in specific stocks and help investors make more informed investment decisions. In addition, we are also authorized to use TopView to enhance and upgrade features and functionalities of our existing products and develop new products. On December 31, 2008, SSEINC terminated the provision of TopView data to third-party software vendors, including China Finance Online. We subsequently terminated the offering of TopView products to our customers.
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

Financial Institutions, securities advisors and stock brokerages
We have entered into cooperation contracts with various financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us. We have also entered into cooperation arrangements with securities advisory companies, futures companies and securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance. In September 2008, we entered into a series of contractual arrangements with CFO Newrand and its shareholders. CFO Newrand is a CSRC licensed investment advisory firm. Shenzhen Newrand Securities Training Center, or CFO Newrand Training, a wholly owned subsidiary of CFO Newrand is a licensed securities investment training center which provides professional training opportunities in the areas of finance, investment, wealth management and risk management. As a result of the contractual arrangements, we obtained substantial control and became the primary beneficiary of CFO Newrand and accordingly we consolidate the results of operations of CFO Newrand in our financial statements. Through the contractual arrangements with CFO Newrand, we also indirectly own the investment advisory license and investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which would enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future.
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
We charge our subscribers a subscription fee for the use of our service packages over an agree-upon service period, typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us. Since we accept cash as the only payment method, we do not take any credit risk of our subscribers. The refunds in 2008 represented approximately 2.43% of cash revenues received from individual subscribers, primarily due to Shanghai Stock Exchange Information Network Co., Ltd., no longer provide TopView market data to third-party vendors, including us, since January 1, 2009.
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
Technology and infrastructure
Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and four times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2008
Web server technology.
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
•	publishers and distributors of traditional media, including print, radio and television as well as radio and television programs and news focused on financial news and information;

•	internet portals providing information on business, finance and investing;

•	financial information web pages offered by websites;

•	personal stock research software vendors, especially those that develop and market stock research software through stock brokerage companies; and

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities.
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
Licenses and permits
There are a number of aspects of our business which require us to obtain licenses from a variety of PRC and Hong Kong regulatory authorities.
In order to host our website, CFO Fuhua and CFO Meining are required to hold an Internet content provider, or ICP, license issued by the Ministry of Industry and Information or its local offices. CFO Fuhua and CFO Meining currently holds an ICP license issued respectively by Beijing Communications Administration and Shanghai Communications Administration, local offices of the Ministry of Industry and Information.
According to Measures for the Administration of Securities and Futures Investment Consultancy promulgated by the State Council and CSRC, only qualified entities and persons may engage in certain securities and futures investment consultancy business. Our PRC Affiliate, CFO Newrand, holds the Securities Investment and Consultancy Business Qualification Certificate, which allows CFO Newrand to provide direct or indirect paid-for consultancy services for securities and futures investor or clients with securities and futures analyses, forecasts or proposals and other services.
A regulation issued by the Ministry of Industry and Information requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Industry and Information or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.
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
Daily Growth Securities, regulated by Hong Kong Stock Exchange and Hong Kong Securities and Futures Commission hold a type 1 license, which allows it to engage in securities trading and brokerage business in Hong

Kong. Daily Growth Futures, regulated by Hong Kong Securities and Futures Commission has obtained a type 2 license, which allows it to engage in futures contract trading business.
CFO Newrand, regulated by the CSRC, holds an investment advisory license which allows it to provide analytical report, strategic consulting and investment advisory services relating to securities market, share-holding system reform and market regulatory matters to its individual and corporate clients including domestic and overseas securities investors and securities trading and brokerage firms. CFO Newrand Training owns a private school license issued by Shenzhen Bureau of Education.
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
C. Organizational structure.
We conduct substantially our business through our wholly owned subsidiaries in China, which are CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success. CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success are the wholly owned subsidiaries of Danford (H. K) Limited, or CFO Danford, which is a wholly owned by Giant Bright International Holdings Limited, or CFO Giant Bright, in which CFO Hong Kong has 100% equity interests. We are dependent on CFO Fuhua and CFO Meining, a wholly owned subsidiary of CFO Fuhua, to host our websites. In 2007, we acquired Daily Growth Securities (formerly known as Daily Growth Investment Company Limited) to provide securities brokerage services for stocks listed on Hong Kong Stock Exchange. In 2008, we raised the authorized and issued share capital of Daily Growth Securities so the total percentage of beneficial ownership by CFO Hong Kong increases from 85% to 100%. In addition, in 2008 we established Daily Growth Futures and Daily Growth Wealth Management. Daily Growth Securities, Daily Growth Futures and Daily Growth Wealth Management are wholly owned by Daily Growth Holdings, which is wholly owned by CFO Hong Kong. In addition, in 2007 and 2008, we established CFO Glory and CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Huifu, and CFO Zhongcheng in anticipation of using these companies to acquire PRC domestic companies whose business are those which we are restricted from conducting directly by PRC regulations. In 2008, we entered into contractual arrangements with CFO Newrand, a licensed securities investment consultancy company incorporated in China.
The following table sets forth the details of our principle subsidiaries and PRC-incorporated affiliates as of December 31, 2008:

		Percentage of
	Jurisdiction	Beneficial
	of	Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	100%
Stockstar Information Technology (Shanghai) Co., Ltd	PRC	100%
Shanghai Meining Computer Software Co., Ltd.*	PRC	100%
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Fortune (Beijing) Wisdom Technology Co., Ltd.	PRC	100%
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing CFO Glory Co., Ltd*	PRC	100%
Beijing CFO Premium Technology Co., Ltd*	PRC	100%
Daily Growth Holdings Limited	BVI	100%
Daily Growth Futures Limited	Hong Kong	100%
Daily Growth Securities Limited	Hong Kong	100%
Daily Growth Wealth Management Limited	PRC	100%
Shenzhen Juda Co., Ltd.	PRC	100%
Shanghai Zhengtong Co., Ltd.	PRC	100%
Shanghai Zhengyong Co., Ltd.	PRC	100%
Shenzhen Newrand Advisory and Investment Co., Ltd.*	PRC	100%
Shanghai Shangtong Co., Limited*	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	100%
Huifu Jinyuan Co., Ltd.*	PRC	100%
Zhongcheng Futong Co., Ltd*	PRC	100%
Giant Bright International Holdings Limited	BVI	100%
Danford (H.K.) Limited	Hong Kong	100%

*	Denotes variable interest entity

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and accordingly, neither we, or wholly owned subsidiaries is eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuha and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. Upon the transfer of Jun Ning and Wu Chen’s holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2007 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.
Loan Agreements. We entered into a loan agreement with Zhiwei Zhao effective November 30, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Jun Ning. The initial term of these loans is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect CFO Fuhua to continue to provide advertising related services once CFO Beijing obtains necessary permits to do so. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
We entered into a loan agreement with Jun Wang in October 2007 to extend to Mr. Wang a loan in the amount of $199,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Wu Chen subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.
Purchase Option Agreement. Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and CFO Fuhua on May 27, 2004, its subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, and a purchase option and cooperation agreement entered into among us, CFO Beijing, Zhiwei Zhao, Jun Wang and CFO Fuhua on October 18, 2007 upon the transfer of shares by Wu Chen to Jun Wang, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, and (2) to the extent permitted by law, when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.
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
Voting arrangement. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang delivered an executed proxy substantially identical to the proxy executed by Jun Ning and Wu Chen, respectively, with respect to their voting rights as shareholders of CFO Fuhua.
Share Pledge Agreement. Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to the share pledge agreement. Under this agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in CFO Fuhua to us or the third-party assignee designated by us according to the purchase option agreement. Pursuant to a share pledge agreement, dated March 3, 2008, each of Zhiwei Zhao and Jun Wang have pledged all of his equity interest in CFO Fuhua to CFO Beijing on the same terms as described above.
We entered into contractual arrangements with CFO Premium, CFO Glory, CFO Newrand, CFO Shangtong, CFO Chongzhi, CFO Huifu and CFO Zhongcheng and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates, and accordingly we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements.
D. Property and equipment.
Our principal executive offices as well as our subsidiaries, CFO Beijing and CFO Software, CFO Fuhua, CFO Wisdom, CFO Success, CFO Glory and CFO Premium are currently located in Beijing, leasing approximately 3,420 square meters. CFO Stockstar, CFO Meining and CFO Zhengning are located in Shanghai, leasing approximately 3,500 square meters. CFO Genius and Jujin both are located in Shenzhen, leasing approximately 2,000 square meters. Daily Growth Securities, located in Hong Kong, leases approximately 500 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
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
Our net revenues increased by 117% to $56.2 million in 2008 from $25.9 million in 2007. Our net income was $19.0 million in 2008. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription periods. Our deferred revenues were $37.0 million as of December 31, 2008, compared to $25.1 million as of December 31, 2007.
Our principal capital expenditures for 2006, 2007 and 2008 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $1.0 million, $3.8 million and $5.0 million , respectively.
Key factors affecting our operating results and financial condition
Some of the key factors affecting our operating results and financial condition include the following:
•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;

•	termination of our TopView series of market data analysis products. On December 31, 2008, SSEINC terminated the provision of TopView data to third party software vendors, including us. We subsequently terminated the offering of TopView products to our customers. We expect material impact to our 2009 operating results from the TopView termination;

•	contribution of alternative revenue resources such as revenues from online advertising;

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•	other tax incentives we receive from PRC tax authorities resulting from CFO Success, CFO Zhengning and CFO Jujin being the “New Software Manufacture Enterprises” and CFO Meining and CFO Genius being the “High and New Technology” companies;

•	our cost structure, including, in particular, our cost for raw data;

•	the desirability of our service packages relative to other products and offerings available in the market;

•	our ability to benefit from the acquisition of CFO Stockstar, CFO Genius, Daily Growth Securities and the contractual arrangements with CFO Newrand, CFO Huifu and CFO Zhongcheng, CFO Shangtong and CFO Chongzhi; and

•	PRC telecommunication and regulatory policies.
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
To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $2.9 million in 2008, representing a 81% increase from the $1.6 million contributed in 2007. Revenues from advertising accounted for 5.0% of our net revenues in 2008. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising was not considered a core service line of our business in 2008.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for value-added-taxes, or VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $4.8 million in revenue for VAT refunds in 2008.
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
Net revenues
Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We expect to pay business tax in the PRC on revenues from advertising-related business and from mobile value added services we expect to generate in the future.
We derive revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2006	2007	2008

Subscription fees	$5,075,830	$22,712,043	$49,551,711
Advertising revenue	1,337,630	1,560,194	2,946,389
SMS revenue	298,232	1,339,321	1,047,218

	Years ended December 31,
	2006	2007	2008

Brokerage service revenue	—	80,896	956,549
Others	416,386	210,620	1,740,901

	$7,128,078	$25,903,074	$56,242,768

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
We also derive commission from brokerage services provided by Daily Growth Securities, which buys or sells securities on their customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.
Cost of revenues
Our cost of revenues consists of expenses directly related to the offering of our software subscription services. Our cost of revenues primarily consists of cost of raw data, cost of bandwidth, salary and compensation, depreciation and rent. Cost of revenues accounted for 17% of our net revenues in each of 2007 and 2008, although the absolute amount of cost of revenue experienced a sizable increase in 2008 compared with that of 2007. We believe the absolute increase will partly be attributable to contribution from increase in website maintenance and development expenses of $4.6 million in 2008, compared to $2.9 million from 2007, which consists of rent, cost of raw data, salary and compensation, server depreciation expenses, bandwidth costs, and content expenses for our jrj.com and stockstar.com websites. As we began to provide Topview products in early 2008, the Topview cost was $3.3 million in 2008, representing 35% of cost of revenues. We expect our cost of revenues is likely to decrease in absolute amount of our net revenues in 2009, as a result of the termination of providing TopView products.
Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that we believe is directly used in the provision of our web content and database services. We allocate rent to cost of revenues to the extent the space is occupied by our web content and database personnel. Our rent is the largest component of our cost of revenues, constituting 21% of our cost of revenues in 2008.
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the cost of revenue and operating expense financial statement line items, as appropriate. The decrease in the ratio of operating expenses to net revenues in 2008 is primarily due to the increase in net revenues greater than the increase in operating expenses. The increase in absolute amount of operating expenses is primarily due to the expansion of our business scale and the increase in the salary and compensation for our personnel, stock-based compensation, cost of professional services and other related costs associated with our being publicly listed in the U.S. The most significant factors affecting our operating expenses are:
•	salary and compensation for our employees, particularly our sales and marketing personnel and our management team;

•	stock- based compensation expenses for the grant of the performance-based restricted stock and for new grants issued in 2007; and

•	professional services and other related costs associated with being publicly listed in the United States; and
We expect our operating expenses will continue to increase for the foreseeable future, but the rate of such increase will depend primarily on our personnel needs, our advertising needs and our computer, network and server capacity, including efforts we may undertake to expand our online advertising business.
General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, stock-based compensation expenses, rent, professional expenses and other expenses, including travel and other general business expenses, office supplies and depreciation for general office furniture and equipment. We expect our general and administrative expenses to increase in 2009 and for the foreseeable future.
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
Stock option plan and option agreements
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488. We granted options under the Plan with the right to purchase up to 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004, of which 627,000 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees as of December 31,2008. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 5,003,000 ordinary shares, of which 899,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In July 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the Plan. We amended the Plan again in December 2006 to increase the total number of ordinary shares reserved for issuance under the Plan to 15,688,488. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 172,760 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees.

In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the Plan options with right to purchase up to 2,820,840 ordinary shares, of which 970,000 unvested options have been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As of December 31, 2008, options to purchase 297,560 ordinary shares were available for future grant.
The 700,000 options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The 3,272,000 options we granted in January 2007 under the Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share respectively, and will expire on April 4, 2017 and May 9, 2017 respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017 respectively. The 390,000 and 100,000 options we granted in January and March, 2008 respectively have exercise prices of $2.44 and $2.70 per share respectively, and will expire on January 21, 2018 and March 18, 2018 respectively. The 480,000 and 1,850,840 options we granted in June and December, 2008 have exercise prices of $3.134 and $1.26 per share respectively, and will expire on June 26, 2018 and November 30, 2018 respectively.
Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the Plan, as of December 31, 2008, we have a total number of 6,295,098 options that are currently vested and exercisable for ordinary shares.
We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the Plan, to other consultants and business advisors of the company, 5,684,500 ordinary shares have been exercised as of December 31, 2008.
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the Company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan. Based on the Company’s operating performance during 2008, 4,329,024 shares were vested as of December 31, 2008.
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
Cost method investment. In December 2005, we purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. The investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, we carry the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We recorded an other-than-temporary impairment charge totaling $1,322,000 during the year ended December 31, 2006, and $11,127,000 during the year ended December 31, 2007. No impairment charges were recorded during the year ended December 31, 2008.
Goodwill. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
We test goodwill annually following a two-step process in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
We perform goodwill impairment tests annually on December 31 by comparing the book value to the fair value of each reporting unit. Based on the our assessment, there was no impairment of goodwill for the years ended December 31, 2006, 2007 and 2008.
Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2006, 2007 and 2008.

Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except
as % of net revenues)(1)	2006		2007		2008
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues(2)	$7,337	102.9%	$26,570	102.6%	$57,146	101.6%
Business tax	(209)	(2.9)	(667)	(2.6)	(903)	(1.6)

Net revenues	7,128	100%	25,903	100%	56,243	100%
Cost of revenues	(1,468)	(20.6)	(4,427)	(17.1)	(9,367)	(16.7)

Gross profit	5,660	79.4	21,476	82.9	46,876	83.3
Operating expenses:
General and administrative	(2,956)	(41.5)	(7,784)	(30.1)	(15,371)	(27.3)
Product development	(742)	(10.4)	(2,269)	(8.8)	(5,635)	(10.0)
Sales and marketing	(2,666)	(37.4)	(6,924)	(26.7)	(13,521)	(24.0)

Total operating expenses	(6,364)	(89.3)	(16,977)	(65.5)	(34,527)	(61.4)
Subsidy income	—	—	136	0.5	437	0.8
Income (loss)from operations	(704)	(9.9)	4,635	17.9	12,786	22.7
Interest income	1,003	14.1	1,105	4.3	1,608	2.9
Exchange gain (net)	267	3.7	424	1.6	1,490	2.6
Other expense, net	115	1.6	9	0.03	(169)	(0.3)
Loss from impairment of cost method investment	(1,322)	(18.5)	(11,127)	(43.0)	—	—
Income (loss) before income taxes benefit (provision)	(641)	(9.0)	(4,954)	(19.1)	15,715	27.9
Purchased pre-acquisition earning	—	—	—	—	227	0.4
Minority interests in net income of consolidated subsidiary	—	—	15	0.06	31	0.1
Income tax benefit (provision)	41	0.58	809	3.1	3,047	5.4

Net income (loss)	$(600)	(8.4%)	$(4,130)	(15.9%)	$19,020	33.8%
Year ended December 31, 2008 compared to year ended December 31, 2007
Revenues
Our gross revenues increased by 115% from $26.6 million in 2007 to $57.1 million in 2008. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2008 is $37.0 million, compared to $25.1 million at the end of 2007, The significant increase in deferred revenue as of December 31, 2008 is due to our strong performance in the subscription business and such increase in deferred revenue will be recorded as net revenues over the next several quarters.
Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2008, increased to $2.9 million in 2008 from $1.6 million in 2007.
Our net revenues derived from brokerage income were $957,000 in 2008, representing 1.7% of total net revenues for the year.
Our business taxes attributable to our gross revenues increased from $667,000 in 2007 to $903,000 in 2008, primarily due to the increase in the volume of in the subscription and advertising businesses. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 117% to $56.2 million in 2008 from $25.9 million in 2007.
Cost of revenues
Our cost of revenues in 2008 increased by 112% to $9.4 million from $4.4 million in 2007 partly because our website maintenance and development expenses increased to $4.6 million in 2008 from $2.9 million in 2007, which consists of bandwidth costs, salary and compensation, server depreciation expenses, rent, cost of raw data and content expenses for our jrj.com and stockstar.com websites. Other fees include the raw data fee of $3.3 million for TopView that we began to purchase early in 2008. As discussed in this Annual Report on Form 20-F, effective January 1, 2009, we have terminated the offering of TopView products to our customers.
Gross profit
As a result of the foregoing, our gross profit increased by 118% to $46.9 million in 2008 from $21.5 million in 2007.
Operating expenses
Our operating expenses increased by 103% to $34.5 million in 2008 from $17.0 million in 2007. The increase in our operating expenses was primarily due to expansion in operating scale, including headcount, operation locations, as well as an increase in commission and bonus expenses in line with strong core business results, stock-based compensation expenses and an increase in professional service fees as a result of being a U.S. listed public company. Operating expenses as a percentage of net revenues decreased to 61.4% in 2008 from 65.5% in 2007 because our net revenues grew at a faster rate than the rate of increase in our operating expenses.
General and administrative. Our general and administrative expenses increased by 97% to $15.4 million in 2008 from $7.8 million in 2007 due primarily to an increase of $1.2 million in our employee headcount, and an increase in stock-based compensation of $5.1 million primarily due to the performance-based restricted stock awards granted in the third quarter of 2007. Our general and administrative expenses as a percentage of net revenues decreased to 27.3% in 2008 from 30.0% in 2007.
Product development. Our product development expenses increased by 148% to $5.6 million in 2008 from $2.3 million in 2007, primarily due to the increase in headcounts and depreciation expenses. Our product development expenses increased as a percentage of net revenues to 10% in 2008 from 8.8% in 2007.
Sales and marketing. Our sales and marketing expenses increased by 95% to $13.5 million in 2008 from $6.9 million in 2007. This was primarily due to an increase in compensation expenses, particularly commissions and bonus, to our sales and marketing personnel of 1.3 million, and an increase in advertising fees and marketing promotion expense of 4.0 million. Our sales and marketing expenses as a percentage of net revenues decreased to 24% in 2008 from 26.7% in 2007.
Income from operations
Our income from operations was $12.8 million compared to operating income of $4.6 million in 2007, and our operating margin increased to 22.7% in 2008 from 17.9% in 2007.
Interest income
Our interest income increased by 46% to $1.6 million in 2008 from $1.1 million in 2007 due to an increase in our cash balances derived primarily from an increase in our subscription fees in 2008.
Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon, and, accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value-added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies, Moloon’s financial conditions deteriorated. Following an independent valuation of our cost method investment in Moloon prepared by American Appraisal China Limited, we recorded a non-cash investment impairment of $11,127,000 in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value. The Company fully relied on the valuation prepared by American Appraisal China Limited of the Group’s cost method investment in Moloon, there was no impairment presented for the year ended December 31, 2008.
We do not expect the impairment charge against our investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on our core business.
Income tax benefit
Our wholly owned subsidiaries, CFO Zhengning and CFO Success, enjoy preferential tax treatments in China. CFO Success enjoys exemption from enterprise income tax for 2008 and 2009, and a preferential enterprise income tax rate of 12.5% from 2010 to 2012. CFO Zhengning enjoys exemption from enterprise income tax for 2008, and a preferential enterprise income tax rate of 12.5% from 2009 to 2011. In addition, CFO Software, CFO Genius and CFO Meining classified as “High and New Technology Enterprises”. CFO Software enjoys a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoy preferential tax treatment and a preferential enterprise income tax rate of 15%. Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand are entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for the year 2008, 2009, 2010 and 2011 respectively and eventually transition to the standard 25% in 2012. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. Accordingly we recognized an income tax benefit of $2.6 million for 2008.
Net income/(loss)
Our net income was $19.0 million in 2008 compared to a net loss of $4.1 million in 2007, and our net margin increased to 33.8% in 2008 from -15.9% in 2007.
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
Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon, and accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by America Appraisal China Limited, we determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.

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
Net loss
As a result of the $12.61 million non-cash impairment in Moloon, our net loss was $4.1 million in 2007 compared to net loss $600,000 in 2006, and our net margin decreased to -15.9% in 2007 from -8.4% in 2006.
B. Liquidity and capital resources.
Cash flows and working capital
As of December 31, 2008, we had approximately $97.5 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2006, 2007 and 2008:

	For the year ended December 31
(in thousands of U.S. dollars)	2006	2007	2008
Net cash provided by operating activities	$5,892	$28,426	$27,849
Net cash used in investing activities	(8,202)	(4,830)	(7,410)
Net cash (used in) provided by financing activities	76	3,226	573
Net (decrease) increase in cash and cash equivalents	(1,213)	29,773	22,815
Cash and cash equivalents at beginning of year	46,168	44,956	74,729
Cash and cash equivalents at end of year	$44,956	$74,729	$97,544
Net cash provided by operating activities was $27.9 million in 2008 compared to $28.4 million in 2007. The decrease was primarily due to the prepaid advertising expenses in 2008.
Net cash used in investing activities was $7.5 million in 2008, compared to net cash used in investing activities of $4.8 million in 2007.
Net cash provided by financing activities was $573,000, mainly due to the proceeds from exercise of stock options by our employees and consultants. Net cash used in financing activities in 2007 was $3.2 million. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
Capital resources

Our principal capital expenditures for 2006, 2007 and 2008 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $1.0 million $3.8 million and $5.0 million, respectively.
Capital expenditures in 2007 and 2008 have been, and our 2009 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, restricted portion amounted to approximately $56 million, or 57.98%, of our total consolidated net assets as of December 31, 2008.
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
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2008 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	1,905,425	501,026	2,406,451
1 - 3 years	1,801,015	35,116	1,836,131
3 - 5 years	—	—	—
Apart from such premises, as of December 31, 2008, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
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
We have recorded foreign exchange gains of $1.5 million in net income in 2008, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 6.6% and 6.5% against the U.S. dollar in 2007 and 2008, respectively, and may appreciate or depreciate significantly in value against the US dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.
H. Recent accounting standards.
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). Effective January 1, 2008, the Group adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. The Group does not believe that the adoption of SFAS 157 for nonfinancial assets and liabilities would have a significant effect on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141(Revised 2007), “Business Combination” (“SFAS 141(R)”), to improve consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group does not believe that the adoption of SFAS 141(R) would have a significant effect on its consolidated financial position or results of operations.
On April 1, 2009, the FASB issued a FASB Staff Position (FSP) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. This FSP amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group does not believe that the adoption of FSP FAS 141(R)-1 would have a significant effect on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group does not believe that the adoption of SFAS 160 would have a significant effect on its consolidated financial position or results of operations.
In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group does not believe that the adoption of FASB Staff Position FAS142-3 would have a significant effect on its consolidated financial position or results of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-6 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not believe that the adoption of EITF 08-6 would have a significant effect on its consolidated financial position or results of operations.
At the June 25, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue EITF No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock“(“EITF 07-5”). EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. It is applied to outstanding instruments as of January 1, 2009. The Group does not believe that the adoption of EITF 07-5 would have a significant effect on its consolidated financial position or results of operations.
In November 2008 the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets”, (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Group does not believe that the adoption of EITF 08-7 would have a significant effect on its consolidated financial position or results of operations.
In November, 2008, the Task Force affirmed as a consensus that EITF Issue No.08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”) shall be effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Under EITF 08-8, freestanding financial instruments(or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of Issue 07-5 are met and (2) the subsidiary is a substantive entity. The Group does not believe that the adoption of EITF 08-8 would have a significant effect on its consolidated financial position or results of operations.
On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. This FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.
On April 9, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.
On April 9, 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP will be effective on April 1, 2009 and will be applied prospectively. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of our company as of December 31, 2008.

Name	Age	Position
Zhiwei Zhao	45	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	52	Chairman of the Board of Directors
Kheng Nam Lee(1)	61	Director
Ling Wang(1)(2)(3)	46	Director
Fansheng Guo(1)(2)(3)	53	Director
Jun (Jeff) Wang	38	Chief Financial Officer
Caogang Li	43	Chief Operating Officer
Zuoli Xu	39	Chief Strategy Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
The address of each of our executive officers and directors is 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, China 100140.
Mr. Zuoli Xu, was named Chief Strategy Officer with effect from May 12, 2008.
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
Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management (II) Pte Ltd, a management company for venture capital funds, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd (“VVH”) from December 1997 to February 2004, both of which are affiliates of Vertex Technology Fund (III) Ltd. He has since rejoined the Board of VVH and has been appointed as Chairman from 1 September 2008. Mr. Lee is a director of Creative Technology Ltd and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.
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
Dr. Caogang Li has served as our Chief Operating Officer since March 3, 2008, and joined our company as Vice President of Sales and Marketing in August 2005. Before joining us, Dr. Li was the corporate vice president of China Asset Management Co., Ltd., the largest mutual fund management firm in China in terms of asset under management. Prior to that, Dr. Li was in charge of the brokerage business at China Securities Ltd., which, now merged with CITIC Securities, was one of the leading securities firms in China. Dr. Li holds an MBA from University of Missouri, a Ph. D. in Management and a Master’s degree in Economics from Nanjing University.
Zuoli (Alex) Xu has served as our Chief Strategy Officer since May 12, 2008. Mr. Xu has over 10 year of experience in finance and information technology, including 6 years investment research and capital market in New York at Brean Murray, Bank of America Securities and UBS. Mr. Xu is a CFA charter holder, and received his MBA from Cornell University.
B. Compensation of directors and executive officers.
In 2008, we paid aggregate cash compensation of approximately $529,500 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance based 2007 Equity Incentive Plan, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the chief executive officer or chief financial officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive or chief financial officer.
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
Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2010.
Employee’s stock option plan
We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488. In July 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the Plan. We amended the Plan again in December 2006 to increase the total number of ordinary shares reserved for issuance under the Plan to 15,688,488. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 172,760 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the Plan options with a right to purchase up to 2,820,840 ordinary shares, of which 970,000 unvested options has returned to the pool of our ungranted options as a result of resignation from employment by several former employees. As of December 31, 2008 we may grant options to purchase up to an additional 297,560 ordinary shares under the Plan.

The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on March 5, 2009. The options we granted in June 2004 have an exercise price of $1.04 per share and will expire on March 5, 2009. The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share respectively. The 700,000 options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The 3,272,000 options we granted in January 2007 under the Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The 390,000 and 100,000 options we granted in January and March, 2008, respectively, have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The 100,000 and 150,000 options we granted in June and December, 2008, respectively, have exercise prices of $3.134 and $1.26 per share respectively, and will expire on June 26, 2018 and November 30, 2018, respectively.
Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the Plan, as of December 31, 2008, we have a total number of 6,295,098 options that are currently vested and exercisable for ordinary shares.
The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
Hugo Shong	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Kheng Nam Lee	*	$0.160	February 18, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Fansheng Guo	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Ling Wang	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
Caogang Li	*	$1.158	November 30, 2005	November 30, 2015
	*	$0.96	January 18, 2007	January 17, 2017
Zuoli Xu	*	$1.26	December 1, 2008	November 30, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit whole group of eligible employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan. Based on the Company’s operating performance during 2008, 4,329,024 shares were vested as of December 31, 2008.
The table below sets forth the nonvested shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	8.16%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	9.62%
C. Board practices.
In 2008, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.
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
D. Employees. Most of our full-time employees are located in Beijing, Shanghai, Shenzhen and Hong Kong with the remainder in miscellaneous locations. 533 are located in Beijing; 509 are located in Shanghai; 270 are located in Shenzhen; and 23 are located in Hong Kong as of Dec. 31, 2008.
We believe we maintain a good working relationship with our employees.

China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and is in compliance with the new law. We will work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. We do not anticipate that changes in the law will materially impact our balance sheet or cash flow.
E. Share ownership.
As of December 31, 2008, 110,014,433 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 16,896,231 of our ADSs were outstanding.
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
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,014,433 ordinary shares outstanding.

*	Unless otherwise noted, the address of each shareholder is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100140.
Number of Shares Beneficially Owned

Name	Number	Percent

5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	18.71%
IDG Technology Venture Investments, LP (2)	6,723,115	6.11%
Vertex Technology Fund (III) Ltd. (3)	7,595,573	6.90%
Jianping Lu (4)	7,156,121	6.50%
Ling Zhang (5)	8,746,370	7.95%
C&F International Holdings Limited (6)	10,558,493	9.60%

Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	4,959,671	4.51%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
Zuoli Xu	*	*
All current directors and executive officers as a group (8 persons)	7,288,224	6.63%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 7,595,573 ordinary shares held by Vertex Technology Fund (III) Ltd as of 31 December 2008 in the form of 1,519,113 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i)4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)	Includes 10,558,493 ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.
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
Contractual arrangements with CFO Fuhua and its shareholders.
PRC law currently limits foreign equity ownership of companies that provide internet content business. To comply with these foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We entered into a series of contractual arrangements with CFO Fuha and its shareholders in 2004, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters. Upon the transfer of Jun Ning and Wu Chen’s holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2007 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements that we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.
Loan Agreements. We entered into a loan agreement with Zhiwei Zhao effective November 30, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Jun Ning. The initial term of these loans is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect CFO Fuhua to continue to provide advertising related services once CFO Beijing obtains the necessary permits to do so. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
We entered into a loan agreement with Jun Wang in October 2007 to extend to Mr. Wang a loan in the amount of $199,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Wu Chen subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.
Purchase Option Agreement. Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and CFO Fuhua on May 27, 2004, its subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, and a purchase option and cooperation agreement entered into among us, CFO Beijing, Zhiwei Zhao, Jun Wang and CFO Fuhua on October 18, 2007 upon the transfer of shares by Wu Chen to Jun Wang, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, and (2) to the extent permitted by law, when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.
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
Voting arrangement. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang delivered an executed proxy substantially identical to the proxy executed by Jun Ning and Wu Chen respectively, with respect to their voting rights as shareholders of CFO Fuhua.

Share Pledge Agreement. Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to the share pledge agreement. Under this agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of his interest in CFO Fuhua to us or the third-party assignee designated by us according to the purchase option agreement. Pursuant to a share pledge agreement, dated March 3, 2008, each of Zhiwei Zhao and Jun Wang have pledged all of his equity interest in CFO Fuhua to CFO Beijing on the same terms as described above.
Financing support. Pursuant to the purchase option agreement, we have agreed to provide or designate one of our affiliates to provide financing to CFO Fuhua in a way permitted by relevant laws in the event CFO Fuhua requires such financing. If CFO Fuhua is unable to repay the financing due to its losses, we agree to waive or cause other relevant parties to waive all recourse against CFO Fuhua with respect to the financing.
Indemnifications. Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Zhiwei Zhao and Jun Wang to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.
Contractual Arrangements with CFO Premium and its shareholders
In August, 2007, we entered into a series of contractual arrangements with CFO Premium and its individual shareholders. The following is a summary of the material provisions of these agreements.
Strategic Consulting Service Agreement. CFO Software provides CFO Premium exclusive strategic consulting and related services for CFO Premium’s business, including (1) valuation of new products/services; (2) industry investigation and survey; (3) marketing and promotion strategies; (4) staff training; and (5) other services relating to CFO Premium’s business. The term of this agreement is 20 years. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date.
Technical Support Agreement. CFO Software provides CFO Premium with exclusive technical support services for the maintenance of CFO Premium’s servers, networks and other equipment, software and systems. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date.
Operation Agreement. CFO Software will, according to operational needs of CFO Premium provide support for the business operation of CFO Premium, including (1) acting as the guarantor to guarantee CFO Premium’s performance of its obligations under the contracts, agreements or transactions entered into between CFO Premium and third parties in relation to the business operation of CFO Premium; (2) making recommendations to CFO Premium individuals to be appointed as directors or senior management personnel of CFO Premium; and (3) provision of guidance and recommendations on the policy daily operation, financial management and human resource. Without obtaining the written consent of CFO Software in advance, CFO Premium shall not engage in any activities that could seriously affect the assets, rights, obligations or operations of CFO Premium, including without limitation (i) borrowing loans from a third party or undertake any debt liability; (ii) selling to or receiving from a third party any assets or rights; and (iii)pledging its own assets to provide guarantees for a third party. As consideration for the foregoing operation support provided by CFO Software, CFO Premium will pay CFO Software annual service fees in the amount equivalent to 40% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on quarterly basis in writing and paid by CFO Premium within three months after the accounting date. CFO Premium shall not, without the written consent of CFO Software, transfer its rights and obligations under the agreement to a third party, whereas, CFO Software, if necessary, may transfer its rights and obligations under the agreement to a third party without the consent of CFO Premium. The terms of the agreement is 10 years.

Loan Agreements. We entered into a loan agreement with Wei Xiong, our director of the department of human resource and administration and Zhenfei Fan, our financial manager, to extend each of Wei Xiong and Zhifei Fan a loan with the amount of $77,000 and $63,000, respectively, for the sole purpose of financing their investments in CFO Premium as CFO Premium’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Wei Xiong and Zhifei Fan can only repay the loans by transferring all of their interest in CFO Premium to us or a third party designated by us. When Wei Xiong or Zhifei Fan transfer their interest in CFO Premium to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Wei Xiong and Zhifei Fan to us.
Purchase Option Agreement. We entered into a purchase option agreement with each of Wei Xiong and Zhifei Fan. The terms of these agreements are similar to the terms of the purchase option agreement we entered into with CFO Fuhua and its shareholders described above.
Voting Arrangement. Pursuant to two proxies executed and delivered by Wei Xiong and Zhifei Fan to CFO Software, Wei Xiong and Zhifei Fan have granted CFO Software the power to exercise all their voting rights as shareholders of CFO Premium, including the right to appoint directors, the general manager and other senior managers of CFO Premium. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Wei Xiong and Zhifei Fan of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Wei Xiong and Zhifei Fan have agreed that hey will only revoke the proxies granted to CFO Software when CFO Software deliver a written notice to Wei Xiong and Zhifei Fan requesting such revocation.
Share Pledge Agreement. Pursuant to the share pledge agreement, each of Wei Xiong and Zhenfei Fan have pledged all of his equity interest in CFO Premium to CFO Software to secure the payment obligations of CFO Premium under the technical support agreement and the strategic consulting agreement between CFO Beijing and CFO Premium. Each of Xiong Wei and Zhenfei Fan have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Premium or create any other encumbrance on his interest in CFO Premium which may have a material effect on CFO Software’s interest without the written consent of CFO Software, except the transfer of his interest in CFO Premium to us or the third party assignee designated by us according to the purchase option agreement.
Contractual Arrangements with CFO Glory and its individual shareholders
In September, 2007, we entered into a series of contractual arrangements with CFO Glory and its individual shareholders Zhiwei Zhao and Jun Wang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Glory include:
•	a strategic consulting service agreement between CFO Software and CFO Glory;

•	a technical support agreement between CFO Software and CFO;

•	an operation agreement between CFO Software and CFO Glory;

•	Loan agreements with Wu Chen, Zhiwei Zhao and Jun Wang. On September 1, 2007, we entered into a loan agreement with Wu Chen and Zhiwei Zhao, the shareholders of CFO Glory, to extend to each of Wu Chen and Zhiwei Zhao a loan in the amount of $77,000 and $63,000, respectively, for the sole purpose of financing their investments in CFO Glory as CFO Glory’s registered capital. On September 10, 2007, we entered into a loan agreement with Jun Wang to extend to Jun Wang a loan in the amount of $77,000 for the sole purpose of financing Jun Wang to acquire Wu Chen’s entire holdings in CFO Glory;

•	a purchase option agreement among CFO Software, CFO Glory, Zhiwei Zhao and Jun Wang;

•	voting arrangements with each of Jun Wang and Zhiwei Zhao regarding their voting rights in CFO Glory; and

•	a share pledge agreement among CFO Software, Zhiwei Zhao and Jun Wang.
Contractual Arrangements with CFO Shangtong and its individual shareholders

In May, 2008, we entered into a series of contractual arrangements with CFO Shangtong and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Shangtong include:
•	a strategic consulting service agreement between CFO Software and CFO Shangtong;

•	a technical support agreement between CFO Software and CFO Shangtong;

•	an operation agreement between CFO Software and CFO Shangtong;

•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Shaoming Shi and Lin Yang to extend to each of them a loan in the amount of $80,615 and $65,958, respectively, for the sole purpose of financing their investments in CFO Shangtong as CFO Shangtong’s registered capital;

•	a purchase option agreement among CFO Software, CFO Shangtong, Lin Yang and Shaoming Shi;

•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Shangtong; and

•	a share pledge agreement among CFO Software, Lin Yang and Shaoming Shi.
Contractual Arrangements with CFO Chongzhi and Its Individual Shareholders
In May, 2008, we entered into a series of contractual arrangements with CFO Chongzhi and its individual shareholders, Xun Zhao and Zhenfei Fan. CFO Chongzhi is primarily engaged in an internet operation business in China. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Chongzhi include:
•	a strategic consulting service agreement between CFO Software and CFO Chongzhi;

•	a technical support agreement between CFO Software and CFO Chongzhi;

•	an operation agreement between CFO Software and CFO Chongzhi;

•	a loan agreement with Xun Zhao and Zhenfei Fan. We entered into a loan agreement with Xun Zhao and Zhenfei Fan to extend to them a loan in the amount of $65,958 and $80,615, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Chongzhi;

•	a purchase option agreement among CFO Software, CFO Chongzhi, Xun Zhao and Zhenfei Fan;

•	voting arrangements with each of Xun Zhao and Zhenfei Fan regarding their voting rights in CFO Shangtong; and

•	a share pledge agreement among CFO Software, Xun Zhao and Zhenfei Fan.
Contractual Arrangements with CFO Huifu and Its Individual Shareholders
In August and September of 2008, we entered into a series of contractual arrangements with CFO Huifu and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Huifu include:
•	a strategic consulting service agreement between CFO Software and CFO Huifu;

•	a technical support agreement between CFO Software and CFO Huifu;

•	an operation agreement between CFO Software and CFO Huifu;

•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Shaoming Shi and Lin Yang to extend to each of them a loan in the amount of $49,835 and $74,752, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Huifu;

•	a purchase option agreement among CFO Software, CFO Huifu, Shaoming Shi and Lin Yang;

•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Huifu; and

•	a share pledge agreement among CFO Software, Shaoming Shi and Lin Yang.
Contractual Arrangements with CFO Zhongcheng and Its Individual Shareholders
In August and September of 2008, we entered into a series of contractual arrangements with CFO Zhongcheng and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Zhongcheng include:
•	a strategic consulting service agreement between CFO Software and CFO Zhongcheng;

•	a technical support agreement between CFO Software and CFO Zhongcheng;

•	an operation agreement between CFO Software and CFO Zhongcheng;

•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Shaoming Shi and Lin Yang to extend to each of them a loan in the amount of $6,595 and $124,587, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Huifu;

•	a purchase option agreement among CFO Software, CFO Zhongcheng, Shaoming Shi and Lin Yang;

•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Zhongcheng; and

•	a share pledge agreement among CFO Software, Shaoming Shi and Lin Yang.
Contractual Arrangements with CFO Newrand
Information and technology support agreement. In October 2009, each of CFO Zhengning, CFO Meining, CFO Wisdom, CFO Fuhua and CFO Success has entered into an information and technology support agreement with CFO Newrand. According to the agreement, CFO Newrand is the exclusive provider of the following services for us: (i) providing analysis, making forecasts and recommendations to us regarding the trend of securities market and the feasibility of securities investment through oral and written communications, computer network or other methods permitted by the CSRC; (ii) upon our request, organizing seminars, symposium, salon or other meetings and conventions in relation to securities investment and consulting activities; (iii) preparing articles, comments and reports relating to securities and futures investment consultancy; (iv) providing securities and futures investment consulting services for us through telephone, facsimile, computer network and other telecommunication methods; (v) providing securities and futures investment consulting services according to our operation needs through radio, TV and other public media; (vi) providing other securities and futures investment consulting services entrusted by us; and (vii) providing other services agreed to by the parties. In consideration for the provision of the above services, we will pay CFO Newrand certain service fees, the amount of which will be determined by the operating costs and other reasonable expenses incurred by CFO Newrand for providing the services. The service fees will be paid within three months after the accounting date.
Loans to Lin Yang and Linghai Ma. On October 17, 2008, CFO Software entered into a loan agreement with Lin Yang, to extend to Lin Yang a loan in the amount of $620,587 for the sole purpose of financing his acquisition of 17.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Wei Xiong and Zhenfei Fan with respect to financing their investment in CFO Premium. On October 17, 2008, CFO Success and CFO Software entered into a loan agreement with Linghai Ma. Under the loan agreement, each of CFO Success and CFO Software agreed to extend to Linghai Ma a loan in the amount of $2,080,474 and $845,151, respectively, for the sole purpose of financing his acquisition of 82.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Wei Xiong and Zhenfei Fan with respect to financing their investment in CFO Premium.
Purchase option agreement. CFO Software entered into a purchase option agreement with Lin Yang on October 17, 2008. In addition, on the same date, Linghai Ma entered into a purchase option agreement with CFO Software and CFO Success. The terms of these two agreements are similar to the purchase option agreement entered into among CFO Software, Wei Xiong and Zhenfei Fan in respect of their equity interests in CFO Premium. Furthermore, under the purchase option agreements, each of Lin Yang and Linghai Ma is required to issue a proxy to the satisfaction of CFO Software (and CFO Success in case of Linghai Ma). The proxy shall grant CFO Software or CFO Success or its designee, who shall be a PRC citizen, the power to exercise Lin Yang’s or Linghai Ma’s voting rights as a shareholder of CFO Newrand, including the right to appoint directors, the general manager and other senior managers of CFO Newrand.
2007 Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 ordinary shares of the Company under our 2007 Equity Incentive Plan to our employees who are eligible for the 2007 Equity Incentive Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit whole group of selected employees. Pursuant to the 2007 Equity Incentive Plan and the restricted stock issuance and allocation agreement effective as of July 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees. As of December 31, 2007, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Equity Incentive Plan. Based on our operating performance during 2008, 8,139,542 shares were activated and vested as of December 31, 2008.
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
Legal Proceedings
On December 10, 2007, Mr. Fei Ruan, our employee, filed a complaint against CFO Meijing at the Shanghai No.1 Intermediate People’s Court alleging copyright violation. The plaintiff sought indictment and compensation of approximately $141,000. We filed the answer to the complaint on March, 2008. On July 28, 2008, Shanghai No. 1 Intermediate People’s Court ruled in favor of the company. Mr. Fei Ruan did not elect to appeal to a higher court.
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
The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2004, 2005, 2006, 2007 and 2008, (2) each of the quarters since the first quarter in 2007 and (3) each of the six months since November 2008.

	Sales Price
	High	Low

Yearly highs and lows
Year 2004 (from October 15, 2004)	15.99	8.30
Year 2005	11.14	5.22
Year 2006	9.68	3.95
Year 2007	47.68	4.53
Year 2008	26.15	4.72

Quarterly highs and lows
First Quarter 2007	7.27	4.53
Second Quarter 2007	10.18	6.04
Third Quarter 2007	44.48	8.17
Fourth Quarter 2007	47.68	16.55
First Quarter 2008	22.43	10.02
Second Quarter 2008	26.15	13.90
Third Quarter 2008	18.75	10.40
Fourth Quarter 2008	11.62	4.72
First Quarter 2009	11.44	6.97

Monthly highs and lows
November 2008	9.79	4.72
December 2008	8.61	6.30
January 2009	8.30	6.97
February 2009	11.44	8.10
March 2009	9.68	7.61
April 2009	11.34	9.17
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
E. Taxation.
Hong Kong taxation
Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the year of assessment 2006/2007, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses. For the current year of assessment 2007/2008, the profits tax for corporations decreased to 16.5% and 15% for unincorporated businesses.

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
Estate duty. Estate duties are imposed upon the value of properties situated or deemed to be situated in Hong Kong that pass to a person’s estate upon his or her death. Our ordinary shares are Hong Kong property under Hong Kong law, and accordingly may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs, notwithstanding that the ADRs representing such ADSs may be situated outside Hong Kong at the date of such death. Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%, which rate and threshold has been adjusted on a fairly regular basis in the past. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. By virtue of the Revenue (Abolition of Estate Duty) Ordinance 2005, commenced with effect from estates of persons who passed away on or after 11 February 2006 will not be subject to estate duty.
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
Passive Foreign Investment Company
We believe that we were not a PFIC for the taxable year 2008. However, there can be no assurance that we will not be a PFIC for the taxable year 2009 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2009 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest-bearing bank accounts, as well as the substantial portion of cash generated from our core business, both of which we book as cash and cash equivalents, but the value of our stock is likely to fluctuate over time. If the value of our outstanding stock were to adversely decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
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
The rights of securities holders have not been materially modified.
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
The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China Finance Online Co. Limited.
We have audited the internal control over financial reporting of China Finance Online Co. Limited and its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule included in Schedule I as of and for the year ended December 31, 2008 of the Group and our report dated May 20, 2009, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph, effective on January 1, 2007, regarding the Group’s adoption of the recognition and measurement methods under Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, and effective on January 1, 2006, change of its method of accounting for stock-based compensation to conform to FASB Statement No. 123 (revised 2004), ”Share-Based Payment”.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 20, 2009
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

	For the Year Ended December 31,
	2008		2007		2006
Audit Fees(1)	US$	735,000	US$	635,000	US$	257,000

Tax Fees(2)		119,737		22,278

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte Touche Tohmatsu CPA Ltd.

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
ITEM 19. EXHIBITS
Index to exhibits

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

2.3	Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co., Ltd. and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2	Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007

4.3	Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.4	Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

Exhibit
Number	Description
4.5	Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6	Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7	Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.8	Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.9	Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.10	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.12	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.13	Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.14	Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007 (incorporated by reference to Exhibit 4.16 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16	Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.17	Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology

Exhibit
Number	Description
Development Co., Ltd. (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18	Purchase Option and Coopration Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd. , Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.21 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.22 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.21	Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan (incorporated by reference to Exhibit 4.24 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.23	Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.24	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.25	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.26	Purchase Option Agreement dated August 21, 2007 among Fortune Software. Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.27	Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28	Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.29	Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number	Description
4.30	Operation Agreement among dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.31	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.32	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.33	Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.34	Shanghai Stock Exchange Level-II Quotations License Agreement dated June 15, 2006 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.35	License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007 (incorporated by reference to Exhibit 4.37 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.36 *	Shenzhen Stock Exchange Proprietary Information License Agreement dated July 21, 2008 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd.

4.37	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.46 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.38	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.47 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.39	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.48 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.40	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.49 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.41	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.50 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.42	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.51 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number	Description
4.43	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited (incorporated by reference to Exhibit 4.52 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.44	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.53 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.45	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.54 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.46	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.55 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.47	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.56 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.48	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.57 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.49	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Eternal Growth Investment Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.58 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.50	Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.51	Labor Contract of Jeff Wang dated May 24, 2006 (incorporated by reference to Exhibit 4.25 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.52	Labor Contract of Zhao Zhiwei dated June 21, 2005 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

4.53	[Intentionally Omitted]

4.54	[Intentionally Omitted]

4.55 *	Form of Amended Change in Control Agreement dated October 15, 2008

4.56	Engagement Letter between China Finance Online Co., Ltd. and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008 (incorporated by reference to Exhibit 4.67 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number	Description
4.57 *	Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Lin Yang and Shaoming Shi

4.58 *	Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd.

4.59 *	Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd.

4.60 *	Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd.

4.61 *	Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Lin Yang, Shaoming Shi and Shanghai Shangtong Information Technology Co., Ltd.

4.62 *	Share Pledge Agreement dated June 8, 2008 among Lin Yang, Shaoming Shi and Fortune Software(Beijing) Co., Ltd.

4.63 *	Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Zhenfei Fan and Xun Zhao

4.64 *	Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd.

4.65 *	Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd.

4.66 *	Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd.

4.67 *	Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Zhenfei Fan, Xun Zhao and Shanghai Chongzhi Information Technology Co., Ltd.

4.68 *	Share Pledge Agreement dated June 8, 2008 among Zhenfei Fan, Xun Zhao and Fortune Software(Beijing) Co., Ltd.

4.69 *	Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang

4.70 *	Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Tongxinshengshi Environment Engineering Co., Ltd.

4.71 *	Technical Support Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Beijing Tongxinshengshi Environment Engineering Co., Ltd.

4.72 *	Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Beijing Tongxinshengshi Environment Engineering Co., Ltd.

4.73 *	Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Beijing Tongxinshengshi Environment Engineering Co., Ltd.

4.74 *	Share Transfer Agreement dated August 19, 2008 among Lin Yang, Shaoming Shi, Xin Wang and Zhihua Yang

4.75 *	Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang

4.76 *	Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Wisdom Door (Beijing) International Culture Spread Co., Ltd.

4.77 *	Technical Support Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Wisdom Door (Beijing) International Culture Spread Co., Ltd.

4.78 *	Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Wisdom Door (Beijing) International Culture Spread Co., Ltd.

4.79 *	Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Wisdom Door (Beijing) International Culture Spread Co., Ltd.

Exhibit
Number	Description
4.80 *	Share Transfer Agreement dated September 25, 2008 among Lin Yang, Shaoming Shi, Yiming Li and Xu Wang

4.81 *	Loan Agreement dated October 17, 2008 between Fortune Software (Beijing) Co., Ltd.and Lin Yang

4.82 *	Loan Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd. and Linghaima

4.83 *	Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Lin Yang

4.84 *	Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd., Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Linghai Ma

4.85 *	Share Transfer Agreement dated September 16, 2008 among Linhai Ma, Lin Yang, Shenzhen Guoxuan Capital Holding Co., Ltd., Labor Union Committee of Shenzhen Newland Securites Investment Advisory Co., Ltd., Zhaowen Li and Shiqin Wang

4.86 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Fortune (Beijing) Success Technology Co., Ltd.

4.87 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

4.88 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Fortune (Beijing) Wisdom Technology Co., Ltd.

4.89 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Beijing Fuhua Innovation Technology Development Co., Ltd.

4.90 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Shanghai Meining Computer Software Co., Ltd.

4.91 *	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2008 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Zhengning Information & Technology (Shanghai) Co., Ltd.

4.92 *	Loan Agreement dated January 21, 2009 among Fortune Software (Beijing) Co., Ltd., Yang Yang and Zhenfei Fan

4.93 *	Purchase Option Agreement dated January 21, 2009 among Fortune Software (Beijing) Co., Ltd., Yang Yang, Zhenfei Fan and Guangzhou Boxin Investment Advisory Co., Ltd.

4.94 *	Share Transfer Agreement dated February 10, 2009 among Raojian Chen, Jiansheng Zhou, Guihua Gao, Zhenfei Fan and Yang Yang

4.95 *	Lease Contract dated May 16, 2008 between Fortune Software (Beijing) Co., Ltd. and Shifeng Li

4.96 *	Lease Contract dated January 10, 2008 between Shanghai Lushi Food Co., Ltd. and Shanghai Meining Computer Software Co., Ltd.

4.97 *	Lease Contract dated January 10, 2008 between Beijing Jintai Hengye Co.,Ltd. House Lease Branch and Beijing Glory Co., Ltd.

4.98 *	Lease Contract dated January 10, 2008 between Beijing Jintai Hengye Co.,Ltd. House Lease Branch and Beijing Premium Technology Co.,Ltd.

4.99 *	Lease Contract dated April 10, 2008 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd.

Exhibit
Number	Description
4.100 *	Entrusted Loan Contract dated May 7, 2008 among Fortune (Beijing) Success Technology Co., Ltd., Beijing Glory Co., Ltd. and China Bohai Bank Co., Ltd. Beijing Branch

4.101 *	Entrusted Loan Contract dated December 11, 2007 among Beijing Glory Co., Ltd., Fortune Software (Beijing) Co., Ltd. and China Construction Bank

4.102 *	Entrusted Loan Contract dated April 11, 2008 between Beijing Premium Technology Co., Ltd., Zhengning Information Technology (Shanghai) Co., Ltd. and China Construction Bank Corporation

4.103 *	Issuer Information Feed Service Agreement dated February 13, 2009 between HKEx Information Service Limited and Fortune Software (Beijing) Co., Ltd.

8.1 *	List of subsidiaries

12.1 *	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2 *	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1 *	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 *	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 *	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2 *	Written Consent of American Appraisal China Limited

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 21, 2009	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule I. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Finance Online Co. Limited and its subsidiaries and variable interest entities as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2 to the consolidated financial statements, 1) effective on January 1, 2007, the Group adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No.109”; 2) effective on January 1, 2006, the Group changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 20, 2009

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2007	2008
Assets

Current assets:
Cash and cash equivalents	$74,729,033	$97,544,219
Prepaid expenses and other current assets	2,947,054	8,581,415
Trust bank balances held on behalf of customers	2,850,541	2,010,339
Accounts receivable, net of allowance for doubtful accounts of USD10,550 and USD31,466 in 2007 and 2008, respectively	1,491,454	2,875,548
Advances to employees	1,672,575	160,837
Deferred tax assets	1,129,515	2,525,523

Total current assets	84,820,172	113,697,881

Property and equipment, net	5,454,858	8,588,691
Acquired intangible assets, net	1,938,177	3,473,116
Cost method investment	1,479,571	1,479,571
Rental deposits	500,222	592,048
Goodwill	9,651,719	12,018,512
Other assets	25,647	219,358
Deferred tax assets, non-current	14,382	1,754,134

Total assets	$103,884,748	$141,823,311

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue	$20,457,316	$28,202,139
Accrued expenses and other current liabilities	6,950,254	4,895,859
Amounts due to customers for the trust bank balances held on their behalf	2,850,541	2,010,339
Accounts payable	763,458	221,574
Income taxes payable	11,968	142,103

Total current liabilities	31,033,537	35,472,014

Deferred revenue, non-current	4,665,112	8,786,143
Deferred tax liabilities, non-current	352,273	622,799

Total liabilities	36,050,922	44,880,956

Commitments (Note 16)

Minority interests	471,431	—

Shareholders’ equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 109,754,433 in 2007 and 110,014,433 in 2008)	14,172	14,206
Additional paid-in capital	58,727,378	67,340,543
Accumulated other comprehensive income	4,501,432	6,448,078
Retained earnings	4,119,413	23,139,528

Total shareholders’ equity	67,362,395	96,942,355

Total liabilities, minority interests and shareholders’ equity	$103,884,748	$141,823,311

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2006	2007	2008

Net revenues	$7,128,078	$25,903,074	$56,242,768
Cost of revenues (including stock-based compensation of $111,612, $16,192 and $nil for 2006, 2007, 2008, respectively)	1,467,745	4,426,602	9,367,143

Gross profit	5,660,333	21,476,472	46,875,625

Operating expenses:
General and administrative (including stock-based compensation of $833,685, $2,667,613 and $7,767,874 for 2006, 2007, 2008, respectively)	2,955,948	7,783,668	15,371,171
Product development (including stock-based compensation of $131,134, $123,461 and $59,200 for 2006, 2007, 2008, respectively)	742,728	2,268,878	5,635,173
Sales and marketing (including stock-based compensation of $107,231, $139,074 and $213,076 for 2006, 2007, 2008, respectively)	2,665,847	6,924,336	13,520,295

Total operating expenses	6,364,523	16,976,882	34,526,639

Government subsidies	—	135,834	436,946

Income (loss) from operations	(704,190)	4,635,424	12,785,932
Interest income	1,002,975	1,104,701	1,609,112
Exchange gain	267,302	424,338	1,489,076
Other income (expense), net	114,573	8,731	(168,536)
Loss from impairment of cost method investment	(1,322,000)	(11,127,000)	—

Income (loss) before income tax benefit	(641,340)	(4,953,806)	15,715,584
Income tax benefit	40,707	808,625	3,047,129
Purchased pre-acquisition earning	—	—	226,769
Minority interest in net loss of consolidated subsidiary	—	15,477	30,633

Net income (loss)	$(600,633)	$(4,129,704)	$19,020,115

Income (loss) per share
Basic	$(0.01)	$(0.04)	$0.19

Diluted	$(0.01)	$(0.04)	$0.17

Weighted average shares used in calculating net income (loss) per share
Basic	93,650,653	94,500,529	98,957,993

Diluted	93,650,653	94,500,529	112,984,532

See notes to consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

				Accumulated other
			Additional	comprehensive		Total
	Ordinary shares		paid-in	income	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	(loss)	earnings	equity	income

Balance as of January 1, 2006	101,329,933	13,077	51,297,011	671,122	8,849,750	60,830,960	$5,295,320

Issuance of ordinary shares for exercise of share option by employees	3,000,000	390	66,453	—	—	66,843
Exercise of share options by non-employees	55,000	7	8,793	—	—	8,800
Stock-based compensation	—	—	1,183,662	—	—	1,183,662
Foreign currency translation adjustment	—	—	—	963,147	—	963,147	$963,147
Net loss	—	—	—	—	(600,633)	(600,633)	(600,633)

Balance as of December 31, 2006	104,384,933	13,474	52,555,919	1,634,269	8,249,117	62,452,779	$362,514

Exercise of share option by employees	—	—	2,366,697	—	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	2,946,340
Foreign currency translation adjustment	—	—	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	(4,129,704)	(4,129,704)	(4,129,704)

Balance as of December 31, 2007	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	(1,262,541)

Exercise of share option by employees	—	—	531,449	—	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600
Stock-based compensation	—	—	8,040,150	—	—	8,040,150
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	$1,946,646
Net income	—	—	—	—	19,020,115	19,020,115	19,020,115

Balance as of December 31, 2008	110,014,433	$14,206	$67,340,543	$6,448,078	$23,139,528	$96,942,355	$20,966,761

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	$(600,633)	$(4,129,704)	$19,020,115
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,183,662	2,946,340	8,040,150
Depreciation and amortization	301,941	973,953	2,139,145
Deferred taxes	(40,081)	(737,712)	(3,200,390)
Loss on disposal of property and equipment	—	84,796	37,659
Loss from impairment of cost method investment	1,322,000	11,127,000	—
Gain from disposal of cost method investment	(116,071)	—	—
Minority interest	—	(15,477)	(30,633)
Purchased pre-acquisition earning	—	—	(226,769)
Changes in assets and liabilities:
Accounts receivable	122,363	37,377	(1,292,386)
Prepaid expenses and other current assets	334,687	(1,786,912)	(5,567,706)
Advances to employees	—	(1,672,575)	1,597,941
Trust bank balances held on behalf of customers	—	(465,101)	854,063
Rental deposits	(31,955)	(403,912)	(74,487)
Deferred revenue	3,840,892	17,509,161	9,943,656
Account payable	—	(30,297)	(182,528)
Accrued expenses and other current liabilities	(388,662)	4,566,829	(2,482,122)
Amounts due to customers for the trust bank balance held on their behalf	—	465,101	(854,063)
Income taxes payable	(36,041)	(43,267)	126,961

Net cash provided by operating activities	5,892,102	28,425,600	27,848,606

Investing activities:
Purchase of property and equipment	(1,042,423)	(3,836,412)	(5,006,365)
Acquisition of businesses (net of cash acquired of $828,494, $2,631,008 and $1,521,109 for the years ended December 31, 2006, 2007, and 2008, respectively),	(8,346,856)	(993,845)	(2,403,620)
Proceeds from partial sale of cost method investment	1,187,500	—	—

Net cash used in investing activities	(8,201,779)	(4,830,257)	(7,409,985)

Financing activities:
Proceeds from stock options exercised by employees	66,843	2,366,697	531,449
Proceeds from exercise of options granted to non-employee	8,800	859,120	41,600

Net cash provided by financing activities	75,643	3,225,817	573,049

Effect of exchange rate changes	1,021,202	2,952,320	1,803,516

Net (decrease) increase in cash and cash equivalents	(1,212,832)	29,773,480	22,815,186
Cash and cash equivalents, beginning of year	46,168,385	44,955,553	74,729,033

Cash and cash equivalents, end of year	44,955,553	74,729,033	97,544,219

Supplemental disclosure of cash flow information
Income taxes paid	$36,089	$38,761	$169,270

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Details of China Finance Online’s subsidiaries and variable interest entities as of December 31, 2008 were as follows:

	Place of	Date of	Beneficial
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	establishment	interest	activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul.9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec.7, 2004	100%	Subscription service
Fortune (Beijing) Wisdom Technology Co., Ltd. (“CFO Wisdom”)	Beijing, PRC	Oct.16, 2007	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct.16, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”) (Note 3)	Shenzhen, PRC	Sep.21, 2006	100%	Database subscription
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar.9, 2007	100%	Subscription service
Juda Software (Shenzhen) Co., Ltd. (“CFO Juda”)	Shenzhen, PRC	Nov. 11, 2008	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”) (Note 3)	Shanghai, PRC	Oct.1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan.31, 2007	100%	Subscription service
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 26, 2008	100%	N/A
Zhengyong Information Technology (Shanghai) Co., Ltd (“CFO Zhengyong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Daily Growth Financial Holdings Limited (“CFO DG Holdings”)”)	BVI	Jul.16, 2007	100%	Investment Holdings
Giant Bright International Holdings Limited (“CFO Giant Bright”)	BVI	Jul.16, 2007	100%	N/A
Mount First Investments Limited (“CFO Mount First”)	BVI	Jul.23, 2007	100%	N/A
Mainfame Group Limited (“CFO Mainfame”)	BVI	Jan. 2, 2008	100%	N/A
Manca Development (“CFO Manca”)	BVI	Jan. 3, 2008	100%	N/A
Team Gear Limited (“CFO Team Gear”)	Hong Kong, PRC	Oct.22, 2007	100%	N/A
Kinco Limited (“CFO Kinco”)	Hong Kong, PRC	Oct.22, 2007	100%	N/A
Danford (H.K) Limited (“CFO Danford”)	Hong Kong, PRC	Nov.30, 2007	100%	N/A
Kingford International Limited (“CFO Kingford”)	Hong Kong, PRC	Feb. 11, 2008	100%	N/A
Asiaciti (H.K.) Limited (“CFO Asiaciti”)	Hong Kong, PRC	Feb. 11, 2008	100%	N/A
Daily Growth Securities Limited (“CFO Daily Growth”) (Note 3)	Hong Kong, PRC	Nov.23, 2007	100%	Brokerage service
Daily Growth Futures Limited (“CFO DG Futures”)	Hong Kong, PRC	Apr. 16, 2008	100%	Brokerage service
Daily Growth Wealth Management Limited (“CFO DG Wealth Management”)	Hong Kong, PRC	Oct. 8, 2008	100%	Consulting

Variable interest entities:
Beijing Fuhua Innovation Technology Investment Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec.31, 2000	100%	Advertising service
Shanghai Shangtong Co., Ltd. (“CFO Shangtong”)	Shanghai, PRC	Jun. 6, 2008	100%	N/A
Shanghai Chongzhi Co., Ltd., (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	100%	Subscription service
Beijing Premium Technology Co., Ltd. (“CFO Premium”)	Beijing, PRC	Aug.31, 2007	100%	N/A
Beijing Glory Technology Co., Ltd. (“CFO Glory”)	Beijing, PRC	Sep.11, 2007	100%	N/A
Huifu Jinyuan Co., Ltd. (“CFO Huifu”) (Note 3)	Beijing, PRC	Oct. 31, 2008	100%	N/A
Zhongcheng Futong Co., Ltd. (“CFO Zhongcheng”) (Note 3)	Beijing, PRC	Oct. 31, 2008	100%	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand “)*(Note 3)	Shenzhen, PRC	Oct. 17, 2008	100%	Consulting and training

Subsidiary of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”) (Note 3)	Shanghai, PRC	Oct.1, 2006	100%	Advertising and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”) (Note 3)	Shenzhen, PRC	Oct. 17, 2008	100%	Training

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

PRC regulations prohibit direct foreign ownership of business entities providing certain services in PRC, such as internet content service. China Finance Online and its wholly owned subsidiaries, CFO Beijing and CFO software are foreign or foreign invested enterprise under PRC law and accordingly are ineligible for certain operations. In order to comply with these regulations, the Group established CFO Fuhua, CFO Premium, CFO Glory, CFO Chongzhi and CFO Shangtong, five variable interest entities (“VIE”), as VIE is defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised) (“FIN 46(R)”) through designated equity owners who are PRC citizens and legally own the VIEs. In 2008, the Group also acquired three VIEs, CFO Zhongcheng, CFO Huifu and CFO Newrand through a series of contractual arrangements (see Note 3).

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

China Finance Online made a loan to CFO Fuhau in 2006 to finance its acquisition of RMB12,000,000.

In April 2008, the CEO, who is the designated owner of CFO Fuhua, injected further capital of $1,020,542 (equivalent to RMB7,000,000) which was loaned by CFO Beijing.

CFO Premium, CFO Glory, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng and CFO Newrand

In August and September 2007, the Group established CFO Premium and CFO Glory through equity owners who are PRC citizens designated by the Company and own CFO Premium and CFO Glory.

In June 2008, the Group established CFO Shangtong and CFO Chongzhi through equity owners who are PRC citizens designated by the Group and own CFO Shangtong and CFO Chongzhi.

In August and September of 2008, the Group acquired CFO Huifu and CFO Zhongcheng through equity owners who are PRC citizens designated by the Group and own CFO Huifu and CFO Zhongcheng (note 3).

In October 2008, the Group acquired CFO Newrand through equity owners who are PRC citizens designated by the Group and own CFO Newrand (note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

CFO Premium, CFO Glory, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng and CFO Newrand — continued

CFO Software has entered into a series of contractual arrangements with CFO Premium, CFO Glory, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng and CFO Newrand (“the seven VIEs”) and their individual shareholders, respectively, which provide CFO Software with the substantial ability to control the seven VIEs. Pursuant to these similar contractual arrangements, CFO Software provides services to the seven VIEs in exchange for fees. The principal services agreements that CFO Software has entered into with the seven VIEs include:
•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each of the seven VIEs’ income before tax;

•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each of the seven VIEs’ income before tax;

•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each of the seven VIEs’ income before tax;
CFO Software has the right to receive substantially all of the economic benefits of the seven VIEs to the Group.

In addition, CFO Software has entered into agreements with the seven VIEs and their shareholders that provide CFO Software with the substantial ability to control the seven VIEs. Pursuant to these contractual arrangements:
•	the shareholders of the seven VIEs have granted CFO Software or individuals designated by CFO Software an irrevocable proxy to exercise all their voting rights as shareholders of the seven VIEs, including the right to appoint directors, the general manager and other senior management of the seven VIEs;

•	the seven VIEs will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without CFO Software’s prior written consent;

•	the seven VIEs will not distribute any dividends;

•	CFO Software may purchase the entire equity interest in, or all the assets of the seven VIEs at a price equal to the total principal amount of the loan lent by the Group to the owners of the seven VIEs when and if such purchase is permitted by PRC law or the current shareholders of the seven VIEs cease to be directors or employees of the seven VIEs;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

CFO Premium, CFO Glory, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng and CFO Newrand — continued
•	the shareholders of the seven VIEs will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in the seven VIEs without the prior written consent of CFO Software.
CFO Software also made loans to the shareholders of the seven VIEs solely for the purposes of capitalizing the seven VIEs, respectively. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the seven VIEs to CFO Software or a third party designated by CFO Software.

Through the contractual agreements described above, CFO Fuhua, CFO Premium, CFO Glory CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng and CFO Newrand are VIEs in accordance with FIN 46R because the equity owners (1) lack the right to receive the expected residual returns of the VIEs, (2) lack the ability to make decisions about the VIEs’ activities that have a significant effect on their success, and (3) substantially all of the VIEs’ businesses are conducted on behalf of the Group. The Group is the primary beneficiary of the VIEs because it holds all the variable interests in the VIEs. As a result, the accounts and operations of the VIEs are included in the accompanying consolidated financial statements effective as of the date of the above agreements.

The VIEs and the following financial statement amounts and balances were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Year ended December 31,
	2007	2008

Total assets	$17,671,647	$75,142,761
Total liabilities	18,056,122	71,209,109

	Year ended December 31,
	2006	2007	2008

Net revenue	1,286,614	1,022,735	3,712,343
Net income (loss)	(4,999)	(1,021,290)	227,474

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries and its variable interest entities. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Fair value

The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value — continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group has no financial assets and liabilities subject to SFAS 157 disclosure as of December 31, 2008.

Trust bank balances held on behalf of customers

CFO Daily Growth receives fund from customers for purpose of buying or selling securities on behalf of its customers and deposits the fund in its interest-bearing bank account. Such bank balance represents an asset of the Group for the amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Group also recognizes a corresponding liability.

Advance to employees

The Group has made advances to certain individuals to enable them to participate in stock trading in the Stock Exchange Campaign which was launched by the Group for marketing purposes. The Stock Exchange Campaign was ended in year 2008. The balances represent $1,672,575 and $160,837 as of December 31, 2007 and 2008 and are repayable to the Group on demand.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include colletibility of account receivable, valuation allowance for deferred tax assets, fair value of stock option and nonvested shares, useful lives and impairment of property and equipment, and impairment of cost method investment and goodwill. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
Acquired intangible assets, net

Acquired intangible assets consist of intangible assets other than goodwill acquired through various acquisitions as described in Note 3 and are amortized on a straight-line basis over their expected useful economic lives.

If an intangible asset is determined to have an indefinite useful life, it should not be amortized until its useful life is determined to be no longer indefinite. The Group reviews intangible assets’ remaining useful lives in each reporting period. If such an asset is later determined to have a finite useful life, that asset will then be amortized prospectively over its estimated remaining useful life.

The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of an intangible asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2006, 2007 and 2008, the Group did not record any impairment losses associated with intangible assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Acquired intangible assets, net — continued

The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2006, 2007 and 2008, the Group did not record any impairment losses associated with intangible assets.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2006, 2007 and 2008.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

The Group tests goodwill annually following a two-step process in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group performs goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. Based on the Group’s assessment, there was no impairment of goodwill for the years ended December 31, 2006, 2007 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition

The Group generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary research tools. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectibility is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber’s account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. Since the Group does not have sufficient vendor specific objective evidence to allocate revenue to the various elements of the arrangement, the Group recognizes revenue ratably over the life of the arrangement.

The Group provides short messaging services (“SMS”) which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Group evaluates the criteria outlined in EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. The Group records the gross amounts billed to its customers as the Group is the primary obligor in these transactions based on the following criteria: it has latitude in establishing prices; is involved in the determination of the service specifications; and has the right to select suppliers. When recording the gross revenue, the Group measures its revenues based on the total amount paid by its customers, for which the mobile phone service provider bills and collects on the Group’s behalf. Accordingly, the 15% service fee paid to the mobile phone service provider is included in the cost of revenues.

The Group derives its advertising fees from advertising sales on their website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

The Group also derives commission from its brokerage services provided by the newly acquired subsidiary, CFO Daily Growth, which buys or sells securities on its customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Business taxes and value added taxes

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of approximately 5% on taxable services provided to its customers. During the years ended December 31, 2006, 2007, and 2008, business taxes totaled $208,559, $667,400, and $903,330 respectively.

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

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2006, 2007 and 2008, the Group recognized $516,773, $2,233,528, and $4,834,336, respectively, in value added tax refunds.

Government subsidies

The Group records government subsidies when granted by local government authority and are not subject to future return or reimbursement. The government subsidies include R&D subsidy, business tax refund, innovation fund and high-tech company subsidy. Government subsidies granted totaled $nil, $135,834 and $436,946 for the years ended December 31, 2006, 2007 and 2008, respectively.

Deferred revenue

Payments received in advance of service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Cost method investment

In December 2005, the Group purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, the Group carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group recorded an other-than-temporary impairment charge totaling $1,322,000 during the year ended December 31, 2006, and $11,127,000 during the year ended December 31, 2007. No impairment charges were recorded during the year ended December 31, 2008.

Foreign currency translation

The functional currency of China Finance Online’s significant subsidiaries and variable interest entities is Renminbi (“RMB”) except CFO Daily Growth, CFO DG Futures and CFO DG Wealth Management, of which the functional currency is Hong Kong dollar. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are translated using the average rate for the year. Exchange gains and losses are recorded in the consolidated statement of operations.

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $51,150,706 and $79,921,228 at December 31, 2007 and 2008 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $921,365, $158,631, and $1,102,779 for the years ended December 31, 2006, 2007 and 2008, respectively, and have been included as part of sales and marketing expenses.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Income taxes — continued

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the year ended December 31, 2007 and 2008. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. The management does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2008.

Comprehensive income

Comprehensive income includes net income (loss) and foreign currency translation adjustments. Comprehensive income is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short-term maturities. The Group does not use derivative instruments to manage risks.

Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from its customers. The Group manages its credit risk by collecting up-front fee from its customers and billing at regular intervals during the contract period. The Group assesses the adequacy of allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

There were no customers with 10% or more of the Group’s revenues and accounts receivable during 2006, 2007, or 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Stock-based compensation

Effective January 1, 2006, the Group adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”) which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, The Group recognizes stock-based compensation costs over the requisite service period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The Group accounted for share-based compensation awards issued to non-employees in accordance with the provisions of SFAS 123(R) and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). Under SFAS 123(R) and EITF 96-18, the Group uses the Black-Scholes Option Pricing Model to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete. Prior to the measurement date, non-employee share-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, the dilutive effect of the stock options and nonvested shares is computed using treasury stock method.

Recent accounting standards

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). Effective January 1, 2008, the Group adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. The Group does not believe that the adoption of SFAS 157 for nonfinancial assets and liabilities would have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting standards — continued

In December 2007, the FASB issued SFAS No. 141(Revised 2007), “Business Combination” (“SFAS 141(R)”), to improve consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group does not believe that the adoption of SFAS 141(R) would have a significant effect on its consolidated financial position or results of operations.

On April 1, 2009, the FASB issued a FASB Staff Position (FSP) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. This FSP amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group does not believe that the adoption of FSP FAS 141(R)-1 would have a significant effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group does not believe that the adoption of SFAS 160 would have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting standards — continued

In April 2008, the FASB issued FASB Staff Position FAS142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group does not believe that the adoption of FASB Staff Position FAS142-3 would have a significant effect on its consolidated financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-6 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not believe that the adoption of EITF 08-6 would have a significant effect on its consolidated financial position or results of operations.

At the June 25, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue EITF No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”(“EITF 07-5”). EITF 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. It is applied to outstanding instruments as of January 1, 2009. The Group does not believe that the adoption of EITF 07-5 would have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting standards — continued

In November 2008 the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets”, (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Group does not believe that the adoption of EITF 08-7 would have a significant effect on its consolidated financial position or results of operations.

In November, 2008, the Task Force affirmed as a consensus that EITF Issue No.08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”) shall be effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Under EITF 08-8, freestanding financial instruments(or embedded features) that are indexed to, in whole or in part, the stock of a consolidated subsidiary are considered indexed to the entity’s own stock in the consolidated financial statements if (1) the requirements of Issue 07-5 are met and (2) the subsidiary is a substantive entity. The Group does not believe that the adoption of EITF 08-8 would have a significant effect on its consolidated financial position or results of operations.

On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. This FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.

On April 9, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP will be effective on April 1, 2009. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting standards — continued

On April 9, 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP will be effective on April 1, 2009 and will be applied prospectively. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Group does not believe that the adoption of this FSP would have a significant effect on its consolidated financial position or results of operations.

3.	ACQUISITIONS

To expand its market share during 2006, 2007 and 2008, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Group’s results of operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	ACQUISITIONS — continued

Acquisition of CFO Newrand

On October 17, 2008, CFO software, one subsidiary of the Company acquired 100% of the equity interest of CFO Newrand, which is a licensed security consulting firm, through two PRC citizens designated by the Company. CFO Software signed a series of contractual agreements with CFO Newrand and its shareholders that provide the Group with the ability to substantially control CFO Newrand (see Note1). For the acquisition, the total cash consideration was $3,826,296, of which, $3,709,037 was paid in 2008 with the remaining consideration of $117,259 to be paid within the next twelve months.

		Amortization
		period

Purchase price allocation:
Cash and cash equivalents	$1,521,109
Acquired intangible assets:
Security consulting license	1,183,926	15 years
Trade mark	440,496	15 years

Total assets acquired	3,145,531
Deferred tax liabilities	(406,106)

Total net asset	2,739,425
Goodwill	1,086,871

Total	3,826,296

Acquisitions of CFO Zhongcheng & CFO Huifu

On October 29, 2008 and October 22, 2008, CFO Software acquired 100% of the equity interest in CFO Zhongcheng and CFO Huifu through two PRC citizens, respectively. CFO Software signed a series of contractual agreements with CFO Zhongcheng and CFO Huifu, respectively, and their shareholders that provide the Group with the ability to substantially control CFO Zhongcheng and CFO Huifu (see Note1). For the fore mentioned acquisitions, the total cash considerations were $255,974 and $202,359 was recorded on the consolidated balance sheet as goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	ACQUISITIONS — continued

Acquisition of CFO Daily Growth

On November 23, 2007, China Finance Online acquired 85% of the equity interest in CFO Daily Growth, which is a licensed securities brokerage firm with a history of 36 years and primarily engages in the business of providing brokerage services in Hong Kong. With the acquisition of CFO Daily Growth, the Group is able to provide a diversified portfolio of brokerage and other related services to its customers. For the acquisition, the total cash consideration was $3,624,853, including $706,371 in transaction costs.

		Amortization
		period
Purchase Price allocation:
Cash and cash equivalents	$2,631,008
Accounts receivable	998,320
Trust bank balance held on behalf of customers	2,391,925
Prepaid and other current assets	55,761
Property and equipment, net	26,100
Acquired intangible asset:
Stock Exchange Trading Right	54,642	Indefinite

Total assets acquired	6,157,756
Account payable	(350,261)
Amount due to customers for the trust bank balance held on their behalf	(2,391,925)
Accrued expenses and other current liabilities	(57,137)
Income tax payable	(49,225)
Deferred tax liabilities	(9,562)
Minority interest	(488,186)

Total net asset	2,811,460
Goodwill	813,393

Total	3,624,853

In March 2008, the Group injected further capital of $11,565,000 (equivalent to HK$90,000,000) in CFO Daily Growth; consequently, the Group’s equity interest in CFO Daily Growth increased from 85% to 98.5%. On May 15, 2008, the Company acquired the remainder 1.5% equity interest in CFO Daily Growth for a cash consideration of $678,073 including $61,405 in transaction costs and recorded $456,501 on the consolidated balance sheet as goodwill. CFO Daily Growth became wholly owned by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	ACQUISITIONS — continued

Acquisition of CFO Genius

On September 21, 2006, China Finance Online entered into an agreement to acquire all the equity interest in CFO Genius for a total cash consideration of $1,040,081, including $40,081 in transaction costs. CFO Genius engages in the business of constructing and maintaining financial information databases and providing networked information solutions. It was the first company in China to provide such services for domestic securities and investment firms at the time of its establishment in 1994. The acquisition is expected to strengthen the Group’s position in the industry and provide future opportunities to develop database products.

		Amortization
		period

Purchase price allocation:
Cash and cash equivalents	$35,802
Accounts receivable	14,174
Prepaid and other current assets	14,023
Property and equipment, net	42,506	3-5 years
Acquired intangible assets:
Completed technology	332,545	5.3 years
Trademark	75,866	Indefinite
Customer relationships	117,592	5.3 years

Total assets acquired	632,508
Deferred revenue	(361,361)
Accrued expenses and other current liabilities	(231,904)
Deferred tax liabilities	(67,520)

Total net liabilities	(28,277)
Goodwill	1,068,358

Total	$1,040,081

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	ACQUISITIONS — continued

Acquisition of CFO Meining and CFO Stockstar

On October 1, 2006, China Finance Online acquired two companies to expand its business in China. The Group acquired all the equity interests of CFO Stockstar and CFO Meining. Stockstar is a leading finance and securities website in China. For the acquisition, total cash consideration was $8,135,269 including transaction costs of $117,953. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Amortization
		Period

Purchase price allocation:
Cash and cash equivalents	$792,692
Accounts receivable	432,753
Prepaid expenses and other current assets	78,298
Property and equipment	297,024
Acquired intangible assets:
Trademark	652,446	Indefinite
Completed technology	402,089	5.3 years
Agreements with mobile operators	10,495	3 years
Customer relationships	475,426	4.3 years
Value-added service license	23,392	3.3 years

Total assets acquired	3,164,615
Deferred revenue	(222,868)
Accrued expenses and other current liabilities	(1,702,727)
Deferred tax liabilities	(136,710)

Total net assets	1,102,310
Goodwill	7,032,959

Total	$8,135,269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	ACQUISITIONS — continued

Acquisition of CFO Meining and CFO Stockstar — continued

The following summarized unaudited pro forma results of operations for the years ended December 31,2006, 2007 and 2008 assuming that all significant acquisitions during the year ended December 31,2006, 2007 and 2008 occurred as of January 1, 2006, 2007 and 2008 respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2006, 2007 and 2008, nor is it indicative of future operating results.

	For the years ended December 31,
	2006	2007	2008
	(unaudited)	(unaudited)	(unaudited)

Revenues	$10,671,796	$26,930,986	$56,371,385
Net income (loss)	$(2,891,544)	$235,997	$18,858,118
Income (loss) per share — basic	$(0.03)	$0.00	$0.19

Income (loss) per share — diluted	$(0.03)	$0.00	$0.17

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2007	2008

Prepayment of advertising fees	$—	$3,833,486
Advertising deposit (note 1)	—	175,889
Prepayment to sales agents	—	950,752
Advances to suppliers	809,221	817,432
VAT refund receivable	844,800	791,784
Income tax prepayment and business tax refund receivable	—	228,564
Rebate receivable for raw data fee (note 2)	—	477,596
Prepayment for raw data fee (note 3)	—	305,328
Prepaid capital to be injected in VIE (note 4)	685,439	—
Interest receivable	216,947	224,656
Other current assets	390,647	775,928

	$2,947,054	$8,581,415

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS — continued

Notes:
(1)	The advertising deposit represents amounts of deposit paid to advertising agent, which is expected to be refunded within a year.

(2)	According to various license agreements with Shanghai Stock Exchange Information Network Co., Ltd., the Company was entitled to receive certain rebate as incentive, which was calculated based on the volume of raw data used by the Company in the provision of subscription services.

(3)	On December 12, 2008, Shanghai Stock Exchange Information Network Co., Ltd, terminated one of the license agreements and would no longer provide certain raw data to third party vendors, including the Company, effective January 1, 2009. As a result, the Company would not be able to continue to provide the subscription services based such raw data, which were subscribed by the customers before the termination of this license agreement. Therefore, the prepaid royalty fee according to this agreement is expected to be refunded by Shanghai Stock Exchange Information Network Co., Ltd..

(4)	As of December 31, 2007, $685,439 was held by the CEO, who is the designated owner of CFO Fuhua, for the additional capital injected to CFO Fuhua in year 2008.
5.	COST METHOD INVESTMENT

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

Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required providers of mobile value added service, or MVAS to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000 in the accompanying consolidated statements of operations for 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
5.	COST METHOD INVESTMENT — continued

Thereafter, Moloon adopted new strategies to transform itself into a provider of mobile online gaming services in China. However, despite the new strategies Moloon’s financial conditions have deteriorated and, following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was further impaired and recorded an additional impairment loss of $11,127,000 in 2007, reducing the carrying balance of such investment to $1,479,571.

The Company fully relied on the valuation prepared by American Appraisal China Limited of the Group’s cost method investment in Moloon, there was no impairment presented for the year ended December 31, 2008.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2007	2008

Technology infrastructure	$3,360,909	$5,954,777
Computer equipment	1,036,325	1,574,533
Furniture, fixtures and equipment	894,783	1,955,792
Motor vehicle	129,636	432,940
Leasehold improvements	1,268,731	1,807,211

	6,690,384	11,725,253
Less: accumulated depreciation	(1,235,526)	(3,136,562)

	$5,454,858	$8,588,691

Depreciation expense for the years ended December 31, 2006, 2007, and 2008 were $230,552, $680,702, and $1,794,368, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net arose from the acquisitions of CFO Genius, CFO Meining, CFO-Stockstar, CFO Newrand, CFO Daily Growth and CFO Zhongcheng and from the establishment of CFO DG Futures during 2006, 2007 and 2008 and consisted of the following:

	December 31,
	2007	2008

Intangible assets not subject to amortization:
Trademarks	789,625	844,265
Stock exchange trading right	54,498	64,517
Futures exchange trading right	—	64,517
Intangible assets subject to amortization:
Completed technology	796,480	851,594
Customer relationship	642,941	687,431
Value-added service license	25,361	27,116
Agreement with mobile operators	11,378	12,166
Security consulting license and related trademarks	—	1,626,969
Intellectual property	—	73,287

	2,320,283	4,251,862
Less: Accumulated amortization	(382,106)	(778,746)

	$1,938,177	$3,473,116

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was $71,389, $293,251 and $344,777, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $442,025, $436,767, $311,510, $115,793 and $1,193,722 for 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively.

8.	GOODWILL

Changes in goodwill for the years ended December 31, 2006, 2007 and 2008 were as follows:

	Southern	Eastern	Northern
	China	China	China	Hong Kong	Total

Balance as of January 1, 2007	1,068,358	7,083,493	—	—	8,151,851
Acquisition (Note 3)	—	—	—	813,393	813,393
Exchange difference	92,979	595,634	—	(2,138)	686,475

Balance as of December 31, 2007	1,161,337	7,679,127	—	811,255	9,651,719
Acquisition (Note 3)	1,086,871	—	202,359	456,501	1,745,731
Exchange difference	82,066	531,377	400	7,219	621,062

Balance as of December 31, 2008	2,330,274	8,210,504	202,759	1,274,975	12,018,512

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
8.	GOODWILL — continued

SFAS No. 142 requires that the goodwill impairment assessment be performed at the reporting unit level. During the year ended December 31, 2008, the Group tested its goodwill at its four reporting units level.

Southern China — CFO Jujin was established after the acquisition of CFO Genius, and CFO Newrand was acquired in year 2008. For goodwill allocation purposes, CFO Jujin, CFO Genius and CFO Newrand have been identified as a reporting unit (“Southern China”). CFO Jujin and CFO Genius provide similar financial data subscription service to the subscribers located in Southern China and the Group regards this area as regional subscription service provision center for management efficiency, and CFO Newrand provides security consulting service for CFO Jujin and CFO Genius. The goodwill arising from related acquisition is fully allocated to this reporting unit.

Eastern China — CFO Zhengning, CFO Zhengtong, CFO Zhengyong, CFO Shangtong and CFO Chongzhi were established after the acquisition of CFO Meining and CFO Stockstar. For goodwill allocation purposes, they have been identified as a single reporting unit (“Eastern China”), which provides similar financial data subscription service to the subscribers located in Eastern China and the Group regards this area as regional subscription service provision center for management efficiency. The goodwill arising from related acquisition is fully allocated to this reporting unit.

Northern China — All of the subsidiaries and VIEs located in Beijing are identified as a single reporting unit (“North China”), which provides similar financial data subscription service to the subscribers located in Northern China. The Group regards this area as regional subscription service provision center for management efficiency. The goodwill arising from related acquisition is fully allocated to this reporting unit.

Hong Kong — CFO DG Futures and CFO DG Wealth Management were established after the acquisition of CFO Daily Growth. CFO Daily Growth, CFO DG Futures and CFO DG Wealth Management have been identified as a reporting unit (“Hong Kong”) as they provide similar brokerage services. The goodwill arising from related acquisition is fully allocated to this reporting unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
8.	GOODWILL — continued

During its annual goodwill impairment test, the fair values of the reporting units were estimated primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes. Cash flows beyond the five year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. For the four reporting units, Northern China and CFO Newrand were newly acquired in the end of 2008 and there were no goodwill impairment indicators at the end of December 2008. The Company evaluated the goodwill impairment at its annual goodwill impairment test on Southern China, Eastern China and Hong Kong in December 2008. Specifically, the income approach valuations included estimated reporting units cash flow discounted rates of approximately 21%, 22% and 25%, and terminal value growth rate at 3%, 3% and 3% for Southern China, Eastern China and Hong Kong respectively. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair values of our reporting units. As results of the goodwill impairment test, the Group determined that there was no goodwill impairment as of December 31, 2008.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2007	2008

Accrued bonus	$1,956,670	$1,079,265
Accrued professional service fees	1,188,163	295,152
Withholding individual income tax-option exercise	1,139,110	171,158
Value added taxes payable	936,625	908,699
Other taxes payable	440,149	313,201
Accrued raw data cost	425,076	173,841
Accrued rental	130,820	93,600
Accrued welfare benefits	81,406	143,834
Sales return to customers (note 1)	—	906,182
Loan payable	137,088	146,574
Acquisition consideration payable	—	117,259
Others	515,147	547,094

	$6,950,254	$4,895,859

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — continued

Notes:
(1)	Sales return to customers represents the amounts of sales return resulting from termination of license agreement with Shanghai Stock Exchange Information Network Co., Ltd. for certain information provision. (see Note 4(3)).
10.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2008, the Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $1,183,662, $2,946,340, and $8,040,150 for 2006, 2007, and 2008, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the 2004 Plan by an additional 5,000,000 shares, respectively, resulting in a total of 15,688,488 options to purchase ordinary shares under the Plan. Options are generally granted at a price equal to the fair market value of the Company’s shares at the date of grant. As of December 31, 2008, options to purchase 11,439,978 shares of ordinary shares are outstanding. All of the options granted under the Plan to our directors and managers have vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisers vested immediately upon grant or from two to three years after grant. A specified portion of the shares subject to each option vests at the end of the first year and the balance vests each quarter thereafter. The amortization of options granted is based on the graded vesting schedule.

Options to employees

In February 2005, the Company granted 4,053,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years. In November 2005, the Company granted 400,000 stock options to the Company’s CEO and 200,000 stock options to the Company’s Vice President. The Company accounted for these options under APB 25, “Accounting for Stock Issued to Employees”. These options vest over 2 years.

In July 2006, the Company granted an additional 400,000 stock options to the Company’s CEO and 300,000 stock options to the Chief Financial Officer. The exercise prices equaled the trading price of the stock at the grant date of the option. These options vest over 2 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	STOCK OPTIONS AND NONVESTED SHARES — continued

2004 Stock incentive plan — continued

Options to employees — continued

During 2007, the Company granted totaling 3,848,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years except the 400,000 shares granted to the four directors in January 2007 which vest over 2 years.

In 2008, the Company granted totaling 2,820,840 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years. The fair value of employee options is estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2007	2008

Weighted average risk free rate of return	4.71%	2.14%
Weighted average expected option life	5.96 years	5.98 years
Expected volatility rate	59.92%	61.87%
Dividend yield	—	—
(1)	Expected volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)	Expected option life

The Group used the simplified method defined in Staff Accounting Bulletin No. 107 to estimate the expected life.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	STOCK OPTIONS AND NONVESTED SHARES — continued

2004 Stock incentive plan — continued

Options to employees — continued

In October and December 2008, ten employees of the Company waived their rights to purchase in total of 970,000 ordinary shares of the Company pursuant to the 2004 Plan, and the Company accepted such waivers. On December 1, 2008, the Company granted new options which will vest in 3 years pursuant to the 2004 Plan. The foregoing is accounted for as a modification of the terms of cancelled award. The incremental compensation cost of $76,200 arising from the grant of new options was measured as the excess of the fair value of the new options at the grant date over the fair value of the options waived by the ten employees at the date of waiver. The total compensation cost is the remaining unrecognized share based compensation cost of $1,046,161 plus the incremental cost resulting from the waiver and the new grant, which is amortized over the required service period under the newly granted option awards.

Options to non-employees

In 2004, the Company granted stock options to purchase up to 6,829,500 ordinary shares outside of the 2004 Plan, which vested immediately and 90,000 options to purchase ordinary shares under the 2004 Plan to consultants and strategic advisors, which vested over 2 years. The Company also granted 350,000 options under the 2004 Plan to consultants and strategy advisors in 2005. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts.

All of the options which we granted to non-employees have been vested as of December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	STOCK OPTIONS AND NONVESTED SHARES — continued

2004 Stock incentive plan — continued

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2006		2007		2008
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	15,250,488	$0.52	14,843,688	$0.56	10,557,568	$0.84
Granted	700,000	$1.07	3,848,000	$1.07	2,820,840	$1.79
Exercised	(473,000)	$0.17	(7,746,280)	$0.42	(829,670)	$0.69
Forfeited	(633,800)	$0.69	(387,840)	$0.87	(138,760)	$1.00
Cancelled	—	—	—	—	(970,000)	$2.81

Outstanding at end of year	14,843,688	$0.56	10,557,568	$0.84	11,439,978	$0.91

Shares exercisable at end of year	11,705,508	$0.43	5,939,888	$0.68	7,903,538	$0.80

The following table summarizes information with respect to stock options outstanding at December 31, 2008:

	Options outstanding				Option exercisable
				Aggregate			Aggregate
		Weighted	Weighted	intrinsic		Weighted	intrinsic
		average	average	value as of		average	value as of
	Number	remaining	exercise	December 31	Number	exercise	December 31
	outstanding	contractual life	price	2008	exercisable	price	2008

Ordinary shares
$0.16	2,974,738				2,826,738
$1.04	200,000				200,000
$1.31	1,596,920				1,596,920
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,942,640				1,694,240
$1.25	100,000				52,000
$1.32	135,000				70,200
$2.03	309,840				135,120
$2.19	3,000				1,320
$0.72	1,850,840				—

	11,439,978	5.81 years	$0.91	$5,937,590	7,903,538	$0.80	$4,912,983

The weighted-average grant-date fair value of options granted during the years 2006, 2007 and 2008 was $0.63, $0.64 and $1.04, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $796,348, $25,541,496, and $594,813, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	STOCK OPTIONS AND NONVESTED SHARES — continued

2004 Stock incentive plan — continued

Summary of stock options to employees and non-employees — continued

As of December 31, 2008, options to purchase 297,560 ordinary shares were available for future grant. The Company recognized share-based compensation expenses of $1,183,662, $1,803,107 and $1,217,980 for stock option in the years ended December 31, 2006, 2007 and 2008, respectively.

The Company recognizes the compensation costs net of a forfeiture rate. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in the future periods.

2007 Equity incentive plan

In July 2007, the Company adopted the 2007 Equity incentive plan (the “2007 Plan”) and granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who are eligible for the 2007 Plan. The vesting of the nonvested shares are subject to achieving certain financial performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan.

The grant date fair value of a nonvested share is measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become vested during the three years following the grant date based on the Company’s certain annual operating performance goals for the years 2008 and 2009. Based on the Company’s operating performance during 2008, 4,329,024 shares were vested as of December 31, 2008. The Company recognized a compensation expense of $1,143,233 and $6,822,170 for the nonvested shares in 2007 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	STOCK OPTIONS AND NONVESTED SHARES — continued

2007 Equity incentive plan — continued

A summary of the status of the nonvested shares as of December 31, 2007 and 2008, and changes during the year ended December 31, 2008 is presented below.

		Weighted-
		average	Aggregate
		grant date	intrinsic
Nonvested shares	Shares	fair value	value

At the beginning of year 2007	—		—
Granted	10,558,493	1.84
Vested	—	—
Forfeited	—	—

At the end of year 2007	10,558,493	1.84	46,246,199
Granted	—	—	—
Vested	(4,329,024)	—	—
Forfeited	—	—	—

At the end of year 2008	6,229,469	1.84	8,758,633

As of December 31, 2008, there was $8.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years.

11.	INCOME TAXES

China Finance Online, Daily Growth Futures, Daily Growth Wealth Management, CFO Asiaciti, CFO Kingford, CFO Team Gear, CFO Kinco and CFO Danford have not recorded tax provision for Hong Kong profits tax as these companies have no assessable profits arising in or derived from Hong Kong. CFO Daily Growth is subject to Hong Kong Profits Tax at a rate of 16.5%. For the year ended 2008, income tax benefit $20,972 for CFO Daily Growth has been made in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
11.	INCOME TAXES — continued

Daily Growth Holdings, CFO Giant Bright, CFO Mainfame, CFO Manca and CFO Mount First are tax-exempted companies incorporated in the British Virgin Islands.

Under the new EIT law and its implementing rules, preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state. Enterprises otherwise classified as “High and New Technology Enterprises” strongly supported by the state, such as CFO Software, CFO Meining and CFO Genius, are entitled to preferential EIT rate which has the effect of

•	providing CFO Software tax exemption for the year 2007 and a reduced tax rate of 7.5% for the years 2008, 2009 and 2010; and

•	Providing CFO Meining and CFO Genius a reduced tax rate of 15% for the years 2008, 2009 and 2010.
Under the new EIT law and its implementing rules, enterprises that are classified as “New Software Manufacture Enterprises” are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter. CFO Success and CFO Zhengning based on their status as New Software Manufacture Enterprise are entitled to enjoy preferential tax treatments, which has the effect of
•	providing CFO Success tax exemption for the years 2008 and 2009 and a preferential EIT rate of 12.5% for the years 2010, 2011 and 2012.

•	Providing CFO Zhengning tax exemption for the year 2008 and a preferential EIT rate of 12.5% for the years 2009, 2010 and 2011.
CFO Stockstar, CFO Jujin, CFO Newrand and CFO Newrand Training are entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for the year 2008, 2009, 2010 and 2011 respectively and eventually transition to the standard 25% in 2012.

CFO Beijing, CFO Wisdom, CFO Fuhua, CFO Premium, CFO Glory, CFO Zhengtong, CFO Zhengyong, CFO Chongzhi, CFO Shangtong, CFO Huifu, CFO Zhongcheng, and CFO Juda are subject to a uniform tax rate of 25%. The taxable income of CFO Chongzhi and CFO Zhongcheng are treated as 10% of their gross revenues.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, by adopting unified income tax rate of 25% for most enterprises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
11.	INCOME TAXES — continued

In accordance with the implementation rules of the New Income Tax Law, the Group’s various PRC subsidiaries such as CFO Software and CFO Meining that previously qualified for “high and new technology enterprise” (hereafter “HNTE “) and were granted the preferential tax treatments may not continue to qualify as HNTE strongly supported by the State under the new rules. However, in 2008 the Group’s three PRC subsidiaries, including CFO Software, CFO Meining and CFO Genius have been newly announced as HNTE by the PRC tax authority, and therefore they are still subject to the income tax rate of 15%. CFO Software was subject to half tax rate of 7.5%. The HNTE status would allow qualified China based enterprises to use a 15% tax rate for three years. At the conclusion of the three year period, the qualified enterprises have the option to renew for an additional three years through a simplified application process if the company’s business operations continue to qualify for HNTE status. After the first six years, enterprises would have to go through a new application process in order to renew their HNTE status.

The EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises is subject to the withholding tax of 10% and in the case of subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%.

Aggregate undistributed earnings of the Group’s subsidiaries located in PRC that are taxable upon distribution to the Group are considered to be indefinitely reinvested under APB opinion No. 23, Accounting for Income Taxes-Special Areas, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
11.	INCOME TAXES — continued

Income tax (provision) benefit was as follows:

	December 31,
	2006	2007	2008

Current	$626	$70,913	$(153,261)
Deferred	40,081	737,712	3,200,390

Total	$40,707	$808,625	$3,047,129

The principal components of deferred income taxes were as follows:

	December 31,
	2007	2008
Current deferred tax assets:
Deferred revenue — current	$841,315	$1,873,600
Accrued expenses and other liability	288,200	50,706
Net operating loss carrying forwards	—	601,217

Total current deferred tax assets	$1,129,515	$2,525,523

Non-current deferred tax liabilities:
Intangible assets	(321,816)	(622,005)
Property and equipment	(30,457)	(794)

Total non-current deferred tax liabilities	(352,273)	$(622,799)

Non-current deferred tax assets:
Deferred revenue — non-current	$14,382	$1,167,931
Net operating loss carrying forwards	1,136,729	1,367,919

Less: valuation allowance	(1,136,729)	(781,716)

Total non-current deferred tax assets, net	$14,382	$1,754,134

A valuation allowance of $1,136,729 and $781,716 were established as of December 31, 2007 and 2008, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2008, tax loss carry forwards includes approximately $6.7 million which will expire by 2013, and $3.6 million which will carry forward indefinitely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
11.	INCOME TAXES — continued

During the years ended December 31, 2006, 2007 and 2008, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $786,385, $4,414,697 and $11,660,280 respectively. The basic income per share would have been ($0.01), ($0.09) and $0.07, and the diluted income per share would have been ($0.01), ($0.09) and $0.07 for the years ended December 31, 2006, 2007 and 2008, respectively.

The decrease in valuation allowance from 2007 to 2008 was primarily due to the reversal of valuation allowance arising from net operating loss carrying forward that the Group’s management believes are realizable in the near future.

A reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2006	2007	2008
	%	%	%

Statutory tax rate in PRC	(33.0)	(33.0)	25.0
Effect of tax holiday	(92.1)	(91.8)	(73.0)
Non-deductible expenses	139.9	99.7	39.0
Non-taxable income	(54.8)	(16.7)	(7.9)
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	—	18.5	—
Change in valuation allowance	33.7	7.0	(2.2)

Effective tax rate	(6.3)	(16.3)	(19.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
12.	SHAREHOLDERS’ EQUITY

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

As of December 31, 2007, 905,256 ADSs had been issued to employees and the remaining 94,744 ADSs continued to be held by the Group for future exercises. These 94,744 ADSs represent 473,720 ordinary shares of the Group, which are considered as issued and outstanding as of December 31, 2007.

As of December 31, 2008, the remaining ADS carried from year 2007 were used for option exercise. No ADS is outstanding for potential exercising of option.

Repurchased shares

In 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In 2007, the Group granted 10,558,493 nonvested shares to BVI companies out of the repurchased shares. Therefore there were 149,537 repurchased shares at the end of 2007. In 2008, 95,950 repurchased shares were used for option exercised by employees. Therefore the number of the remaining repurchased share as of December 31, 2008 is 53,587 shares.

13.	OTHER (EXPENSES) INCOME, NET

Other (expenses) income, net consisted of:

	2006	2007	2008

Gain on partial disposal of an investment in Moloon (see Note 5)	116,071	—	—
Others	(1,498)	8,731	(168,536)

	$114,573	$8,731	$(168,536)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
14.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2006	2007	2008

Net income (loss) attributable to ordinary shareholders, basic and diluted	$(600,633)	$(4,129,704)	$19,020,115

Weighted average ordinary shares outstanding used in computing basic net income per share	93,650,653	94,500,529	98,957,993
Plus: Incremental shares from assumed conversions of stock options and nonvested shares	—	—	14,026,539

Weighted average ordinary shares outstanding used in computing diluted net income per share (note)	93,650,653	94,500,529	112,984,532

Net income (loss) per share-basic	$(0.01)	$(0.04)	$0.19

Net income (loss) per share-diluted	$(0.01)	$(0.04)	$0.17

Actual ordinary shares issued and upon exercises of options are included when calculating weighted average ordinary shares outstanding used in computing basic net income per share.
Note:

(1)	In 2006, the Company transferred 3,000,000 ordinary shares to its depositary bank representing 750,000 ADSs to be issued to employees and non-employees upon the exercise of their vested share options. As of December 31, 2007, 2,526,280 shares out of such shares had been issued to the employees and non-employees upon exercise of their share options and 473,720 shares remained available for future issuances. As a result, 473,720 ordinary shares were excluded in computing basic net income per share. As of December 2008, all the remaining shares have been issued to the employees for exercise of option.

(2)	In July 2007, the Company granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who are eligible for the 2007 Plan. The vesting of the nonvested shares is subject to achieving certain financial performance targets stated in the 2007 Plan. Nonvested shares are not included in the computation of basic earnings per share as such shares may be returned to the Company if the employee does not render the requisite service, the shares are returned to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
14.   INCOME (LOSS) PER SHARE — continued
Note: — continued
(3)	The Group has options and nonvested shares outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the year ended December 31, 2006, 2007 and 2008, as their effects would have been auti-dilutive. Such outstanding options and nonvested shares consist of 15,950,488 options for the year ended December 31, 2006, 18,691,688 options and 10,558,493 nonvested shares for the year ended December 31, 2007, and 1,491,776 options and zero of nonvested share for the year ended December 31, 2008.
15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $270,576, $948,100 and $1,913,046 for the years ended December 31, 2006, 2007 and 2008 respectively.
16.	COMMITMENTS

The Group leases certain office premises and purchases data under non-cancelable leases. The office lease expires in 2012. Rent expense under operating leases for 2006, 2007 and 2008 were $520,590, $1,057,624 and $2,038,449, respectively.

Future minimum lease payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending

2009	2,406,451
2010	1,359,962
2011	451,702
2012	24,467

Total	$4,242,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
17.	SEGMENT AND GEOGRAPHIC INFORMATION

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
For the year ended December 31, 2008

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$55,286,219	$956,549	$56,242,768
Cost of revenue	(9,181,922)	(185,221)	(9,367,143)
Operating expenses:
General and administrative	(14,055,716)	(1,315,455)	(15,371,171)
Product development	(5,635,173)	—	(5,635,173)
Sales and marketing	(13,342,967)	(177,328)	(13,520,295)

Total operating expenses	(33,033,856)	(1,492,783)	(34,526,639)

Government subsidies	436,946	—	436,946

Income (loss) from operations	13,507,387	(721,455)	12,785,932

Total assets	124,128,214	17,695,097	141,823,311

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
17.	SEGMENT AND GEOGRAPHIC INFORMATION — continued
For the year ended December 31, 2007

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$25,822,178	$80,896	$25,903,074
Cost of revenue	(4,403,605)	(22,997)	(4,426,602)
Operating expenses:
General and administrative	(7,599,367)	(184,301)	(7,783,668)
Product development	(2,268,878)	—	(2,268,878)
Sales and marketing	(6,911,624)	(12,712)	(6,924,336)

Total operating expenses	(16,779,869)	(197,013)	(16,976,882)

Government subsidies	135,834	—	135,834

Income (loss) from operations	4,774,538	(139,114)	4,635,424

Total assets	95,774,776	8,109,972	103,884,748

The Group started to provide brokerage service after the acquisition of CFO Daily Growth in 2007 and therefore only had one segment in 2006.

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2006	2007	2008

Subscription fees	$5,075,830	$22,712,043	$49,551,711
Advertising revenue	1,337,630	1,560,194	2,946,389
SMS revenue	298,232	1,339,321	1,047,218
Brokerage service revenue	—	80,896	956,549
Others	416,386	210,620	1,740,901

Total revenue from external customers	$7,128,078	$25,903,074	$56,242,768

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
18.	RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by China Finance Online’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve, which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and variable interest entities are restricted in their abilities to transfer a portion of their net assets to the Group. As of December 31, 2008, the amount of restricted net assets was approximately $56,206,769.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserves as determined by the board of directors of the these subsidiaries. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); amounts to be appropriated for the other two reserves are determined at the board of directors’ discretion. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriation to the general reserve amounted to $nil, $3,709,549 and $3,335,073 in 2006, 2007 and 2008, respectively. There were no appropriations to the staff welfare and bonus reserve or the general reserve during 2006, 2007 and 2008.

19.	SUBSEQUENT EVENT

In January, 2009, CFO Software acquired 100% of the equity interest in Guangzhou Boxin Consulting Co., Ltd (“CFO Boxin”) through two PRC citizens, respectively. CFO Software signed a series of contractual agreements with CFO Boxin and its shareholders that provide the Group with the substantial ability to control CFO Boxin. For the acquisition, the total cash consideration was $585,146, of which, $555,889 was paid in 2009 with the remaining consideration of $29,257 to be paid within the next twelve months.

CHINA FINANCE ONLINE CO. LIMITED
Additional Information — Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2007	2008

Assets

Current assets:
Cash and cash equivalents	$19,374,617	$4,435,407
Amounts due from subsidiaries	4,408,362	18,388,250
Prepaid expenses and other current assets	133,572	48,877
Dividends receivable	—	25,858,199

Total current assets	23,916,551	48,730,733
Investments in subsidiaries	43,844,335	47,021,860
Cost-method investment	1,479,571	1,479,571
Goodwill	50,534	50,534

Total assets	$69,290,991	$97,282,698

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	1,868,059	327,021
Amounts due to a subsidiary	60,537	13,322

Total current liabilities	$1,928,596	$340,343

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 104,384,933 in 2006, 109,754,433 in 2007 and 110,014,433 in 2008)	14,172	14,206
Additional paid-in capital	58,727,378	67,340,543
Accumulated other comprehensive income	4,501,432	6,448,078
Retained earnings	4,119,413	23,139,528

Total shareholders’ equity	67,362,395	96,942,355

Total liabilities and shareholders’ equity	$69,290,991	$97,282,698

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of operations
(In U.S. dollars)

	December 31,
	2006	2007	2008
Operating expenses:
General and administrative	$873,496	$975,931	$577,934
Stock-based compensation	1,183,662	2,946,340	8,040,150

Total operating expenses	2,057,158	3,922,271	8,618,084

Interest income	202,484	253,003	50,970
Equity in earnings of subsidiaries and VIEs	2,395,622	10,299,974	25,997,391
Exchange gain	64,348	365,135	1,589,838
Other income	116,071	1,455	—
Loss from impairment of cost method investment	(1,322,000)	(11,127,000)	—

Net income (loss)	$(600,633)	$(4,129,704)	$19,020,115

CHINA FINANCE ONLINE CO. LIMITED
Financial Information of Parent Company
Statement of Shareholders’ Equity and Other Comprehensive Income
(In U.S. dollars, except share-related data)

				Accumulated other
			Additional	comprehensive		Total
	Ordinary shares		paid-in	income	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	(loss)	earnings	equity	income
Balance as of January 1, 2006	101,329,933	13,077	51,297,011	671,122	8,849,750	60,830,960	$5,295,320

Issuance of ordinary shares for exercise of share option by employees	3,000,000	390	66,453	—	—	66,843
Exercise of share options by non-employees	55,000	7	8,793	—	—	8,800
Stock-based compensation	—	—	1,183,662	—	—	1,183,662
Foreign currency translation adjustment	—	—	—	963,147	—	963,147	$963,147
Net loss	—	—	—	—	(600,633)	(600,633)	(600,633)

Balance as of December 31, 2006	104,384,933	13,474	52,555,919	1,634,269	8,249,117	62,452,779	$362,514

Exercise of share option by employees	—	—	2,366,697	—	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	2,946,340
Foreign currency translation adjustment	—	—	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	(4,129,704)	(4,129,704)	(4,129,704)

Balance as of December 31, 2007	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	(1,262,541)

Exercise of share option by employees	—	—	531,449	—	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600
Stock-based compensation	—	—	8,040,150	—	—	8,040,150
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	$1,946,646
Net income	—	—	—	—	19,020,115	19,020,115	19,020,115

Balance as of December 31, 2008	110,014,433	$14,206	$67,340,543	$6,448,078	$23,139,528	$96,942,355	$20,966,761

See notes to consolidated financial statements.

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	(600,633)	(4,129,704)	19,020,115
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation	1,183,662	2,946,340	8,040,150
Loss from impairment of cost method investment	1,322,000	11,127,000	—
Gain from disposal of cost method investment	(116,071)	—	—
Equity in earnings of subsidiaries	(958,872)	(10,299,974)	(25,997,391)
Changes in assets and liabilities:
Dividend receivable	(2,473,269)	2,473,269	—
Prepaid expenses and other current assets	(56,221)	(39,954)	84,695
Amounts due from subsidiaries	(64,543)	(4,344,190)	(15,071,573)
Accrued expenses and other current liabilities	27,032	1,719,911	(1,541,036)
Amounts due to subsidiaries	41,947	3	(47,217)

Net cash used in operating activities	(1,694,968)	(547,299)	(15,512,257)

Investing activities:
Net increase in loans to subsidiaries	9,990,000	4,000,000	—
Proceeds from partial sale of cost method investment	1,187,500	—	—
Acquisition of businesses	(6,582,144)	(2,300,476)	—
Investments in subsidiaries	—	—	—
Acquisition of cost investment	—	—	—

Net cash provided by investing activities	4,595,356	1,699,524	—

Financing activities:
Proceeds from stock options exercised by employees	66,843	2,366,697	531,449
Proceeds from exercise of options granted to non-employee	8,800	859,120	41,600
Dividend from a subsidiary	—	9,238,436	—

Net cash provided by financing activities	75,643	12,464,253	573,049

Effect of exchange rate changes	5	76	(2)

Net increase (decrease) in cash and cash equivalents	2,976,036	13,616,554	(14,939,210)
Cash and cash equivalents, beginning of the year	2,782,027	5,758,063	19,374,617

Cash and cash equivalents, end of the year	$5,758,063	$19,374,617	$4,435,407

Note:
Basis for preparation
The parent-company only Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.