Form 20-F
period 2009-12-31
China Finance Online Co. LTD
filed 2010-05-28
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
For the transition period from                      to                     .
Commission file number: 000-50975
CHINA FINANCE ONLINE CO. LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Hong Kong
(Jurisdiction of incorporation or organization)
9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
Beijing 100033, China
(Address of principal executive offices)
Jun Wang, Chief Financial Officer
Telephone: + (86 10) 58325399
Email: jun.wang@jrj.com.cn
Facsimile: + (86 10)58325200
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,250,163 ordinary shares, par value HK$0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and pos such files). ☑ Yes ☐ No
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

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

PART I

ITEM 1 Identity of Directors, Senior Management and Advisers	4

ITEM 2 Offer Statistics and Expected Timetable	4

ITEM 3 Key Information	5

ITEM 4 Information on the Company	34

ITEM 5 Operating and Financial Review and Prospects	57

ITEM 6 Directors, Senior Management and Employees	76

ITEM 7 Major Shareholders and Related Party Transaction	86

ITEM 8 Financial Information	99

ITEM 9 The Offer and Listing	99

ITEM 10 Additional Information	100

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk	107

ITEM 12 Description of Securities Other than Equity Securities	107

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies	110

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	110

ITEM 15 Controls and Procedures	110

ITEM 16A Audit Committee Financial Expert	112

ITEM 16B Code of Ethics	112

ITEM 16C Principal Accountant Fee and Services	113

ITEM 16D Exemption from the Listing Standard for Audit Committees	113

ITEM 16E Purchases of Equity Securities by the Issue and Affiliated Purchasers	113

PART III

ITEM 17 Financial Statement	113

ITEM 18 Financial Statements	113

ITEM 19 Exhibits	113

Exhibit 4.3
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.40
Exhibit 4.41
Exhibit 4.42
Exhibit 4.43
Exhibit 4.44
Exhibit 4.45
Exhibit 4.46
Exhibit 4.47
Exhibit 4.48
Exhibit 4.49
Exhibit 4.50
Exhibit 4.51
Exhibit 4.52
Exhibit 4.53
Exhibit 4.54
Exhibit 4.55
Exhibit 4.56
Exhibit 4.57
Exhibit 4.58
Exhibit 4.59
Exhibit 4.60
Exhibit 4.61
Exhibit 4.62
Exhibit 4.63
Exhibit 4.64
Exhibit 4.65
Exhibit 4.66
Exhibit 4.67
Exhibit 4.68
Exhibit 4.69
Exhibit 4.71
Exhibit 4.72
Exhibit 4.73
Exhibit 4.74
Exhibit 4.75
Exhibit 4.81
Exhibit 4.82
Exhibit 4.83
Exhibit 4.84
Exhibit 4.85
Exhibit 4.86
Exhibit 4.87
Exhibit 4.88
Exhibit 4.89
Exhibit 4.90
Exhibit 4.110
Exhibit 4.111
Exhibit 4.112
Exhibit 4.119
Exhibit 4.120
Exhibit 4.121
Exhibit 4.127
Exhibit 4.128
Exhibit 4.129
Exhibit 4.142
Exhibit 4.143
Exhibit 4.144
Exhibit 4.151
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	we,” “us,” “our company,” “the company,” “our”, “Group” refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include our PRC-incorporated affiliates;
•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure investors that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, “Key Information — Risk factors” and elsewhere in this annual report.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

ITEM 3. KEY INFORMATION
A. Selected financial data.
The selected historical consolidated financial statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected historical consolidated balance sheet data as of December 31, 2005, 2006 and 2007 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)(1)	2005 (5)	2006 (4) (5)	2007 (4) (5)	2008 (5)	2009
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	7,482	7,128	25,903	56,243	53,606
Cost of revenues	(482)	(1,468)	(4,427)	(9,367)	(8,147)

Gross profit	7,000	5,660	21,476	46,876	45,459
Operating expenses:
General and administrative	(1,740)	(2,956)	(7,784)	(15,371)	(16,982)
Product development	(236)	(742)	(2,269)	(5,635)	(10,754)
Sales and marketing	(1,795)	(2,666)	(6,924)	(13,521)	(26,095)

Total operating expenses	(3,771)	(6,364)	(16,977)	(34,527)	(53,831)
Subsidy income	—	—	136	437	567

Income (loss) from operations	3,229	(704)	4,635	12,786	(7,805)
Interest income	1,486	1,003	1,105	1,608	1,352
Gain from trading securities	—	—	—	—	40
Other income (expense)	—	115	9	(169)	(257)
Exchange gain (net)	366	267	424	1,490	2
Loss from impairment of cost method investment		(1,322)	(11,127)	—	—
Income (loss) before income taxes	5,081	(641)	(4,954)	15,715	(6,668)
Income tax benefit (provision)	(457)	41	809	3,047	446
Purchased pre-acquisition earning	—	—	—	227	—
Net income (loss)	4,624	(600)	(4,145)	18,989	(6,222)
Less: net loss attributable to the noncontrolling interests	—	—	15	31	2
Net income (loss) attributable to China Finance Online Co., Ltd.	$4,624	$(600)	$(4,130)	$19,020	$(6,220)
Net income (loss) per share attributable to China Finance Online Co., Ltd.
-basic	$0.05	$(0.01)	$(0.04)	$0.19	$(0.06)
-diluted	$0.04	$(0.01)	$(0.04)	$0.17	$(0.06)
Net income(loss) per ADS equivalent attributable to China Finance Online Co., Ltd.
-basic(2)	$0.25	$(0.03)	$(0.22)	$0.96	$(0.30)
-diluted(2)	$0.22	$(0.03)	$(0.22)	$0.84	$(0.30)

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2005 (5)	2006 (5)	2007 (5)	2008 (5)	2009
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)

Consolidated balance sheet data:
Cash and cash equivalents	$46,168	$44,956	$74,729	$97,544	$107,391
Current working capital(3)	45,227	38,011	53,811	78,226	81,255
Total assets	63,113	71,119	103,885	141,823	165,609
Deferred revenue, current	1,859	6,419	20,457	28,202	30,620
Total current liabilities	2,282	8,521	31,034	35,472	52,401
Deferred revenue, non-current	—	—	4,665	8,786	14,547
Total equity	$60,831	$62,453	$67,834	$96,942	$97,667

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated by using the average of the exchange rates on each day during the period. All translations from Renminbi to U.S. dollars were calculated for the periods listed below at the corresponding rates:

For the years ended December 31,	RMB per US$1.00
2004	8.2780
2005	8.1472
2006	7.9693
2007	7.6072
2008	6.9477
2009	6.8310
For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates were as set forth below as of the corresponding dates:

As at December 31,	RMB per US$1.00
2004	8.2765
2005	8.0702
2006	7.8087
2007	7.2946
2008	6.8225
2009	6.8282

(2)	Each ADS represents five ordinary shares.

(3)	Current working capital is the difference between total current assets and total current liabilities.

(4)	In 2006, the Company changed its method of accounting for stock-based compensation to conform to authoritative pronouncement effective on January 1, 2006. In 2007, the Company adopted the authoritative pronouncement “Accounting for Uncertainty in Income Taxes.”

(5)	In 2009, the Company adopted the authoritative guidance on noncontrolling interests in consolidated financial statements on January 1, 2009, which was applied retrospectively. The following adjustments have been made:

a)	the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,

b)	the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income.

Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.8282, which was the prevailing rate on December 31, 2009. The prevailing rate on May 17, 2010 was $1.00 to RMB 6.8275. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2005	8.1472	8.2765	8.0702	8.0702
December 31, 2006	7.9693	8.0705	7.8051	7.8087
December 31, 2007	7.5806	7.8127	7.2946	7.2946
December 31, 2008	6.9193	7.2946	6.7800	6.8225
December 31, 2009	6.8314	6.8399	6.8201	6.8282
Most recent six months:
November 2010	6.8274	6.8282	6.8267	6.8272
December 2010	6.8279	6.8287	6.8268	6.8282
January 2010	6.8273	6.8281	6.8269	6.8270
February 2010	6.8270	6.8273	6.8269	6.8269
March 2010	6.8264	6.8268	6.8261	6.8263
April 2010	6.8262	6.8265	6.8259	6.8263
May 2010 (through 17th)	6.8270	6.8275	6.8265	6.8275

(1)	Averages are calculated from month-end rates.
B. Capitalization and indebtedness.
Not Applicable.

C. Reasons for the offer and use of proceeds.
Not Applicable.
D. Risk factors.
Risks relating to our business
Any prolonged or substantial slowdown in the Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.
Our business can be adversely affected by the general macroeconomic environment. Economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. The world’s major economies remained in recession throughout 2009. Any prolonged or substantial slowdown in the Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.
Negative changes in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.
We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activities in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange Composite Index, or SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. However, the market experienced two severe corrections on February 27, 2007 and May 30, 2007, when China stock market declined approximately 9% and 7% respectively on a single trading day. Primarily due to the impact of a global economic crisis, the SSE Composite Index ended 2009 down 46.2% from its all-time high on October 16, 2007. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.
China’s securities market is under-developed and hedging instruments were not available in the past. In January 2010, as an effort to reform its securities market, the State Council of China principally approved a trial launch of margin trading and short selling and launch of stock index futures in China. The China Securities Regulatory Commission, or the CSRC, then issued a series of regulations, which make margin trading, short selling and stock index futures available to investors in China, subject to certain conditions and criteria. China launched its margin trading and short selling trial program on March 31, 2010 on the Shanghai and Shenzhen stock exchanges. Subsequently, index futures started trading on the Shanghai Stock Exchange on April 16, 2010. However, these hedging instruments are relatively new to Chinese investors. There are also uncertainties with the implementation of relevant policies. It is possible that these hedging instruments could cause increased volatility in China’s securities market, which, in turn, may have a negative impact on Chinese investors’ participation in the securities market, and materially and adversely affect our business.
In 2006 and 2007, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. However, in response to the slowdown of China’s economy amid the global financial crisis, the People’s Bank of China cut interest rates several times in 2008, to encourage lending and investment. The change in inflation on interest rates in China could have a significant impact on Chinese investors’ general participation in China’s stock market, which could in turn materially and adversely affect our business. Any measures adopted by the People’s Bank of China, such as an interest rate increase to reduce an inflation rate, may have an adverse effect on China’s securities markets, which could materially and adversely impact our business.

Downturns, disruptions and volatility in Hong Kong securities markets and negative developments in the business, economic and market conditions that could affect investors’ investing in Hong Kong securities markets could have a material and adverse impact on our business in the future.
Following the acquisition of Daily Growth Securities Limited, or Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, in 2007, which is now a subsidiary of Daily Growth Financial Holdings Limited, or Daily Growth Holdings, we provide a diversified portfolio of brokerage and informational service to our clients in connection with their investment in Hong Kong securities market. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ participation in Hong Kong’s securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng index lost approximately 30% of its value from October 30, 2007 through March 9, 2008. The Hang Seng index then fell to 10,676 points on October 27, 2008 and rebounded to 23,099.57 points on November 18, 2009. These fluctuations may result from regional and global economic, political and market conditions, broad trends in business and finance that are out of our control.
Our securities brokerage, futures trading, wealth management and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.
Daily Growth Securities provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchange. Daily Growth Futures Limited, or Daily Growth Futures, a licensed futures trading firm incorporated in Hong Kong, commenced futures contract trading business in May 2009. Daily Growth Wealth Management Limited, or Daily Growth Wealth Management, a wholly owned subsidiary of Daily Growth Holdings incorporated in Hong Kong, obtained a Type 4 license in June 2009, which allows it to engage in securities advising activities in Hong Kong. As of the date of this report, Daily Growth Wealth Management has not yet commenced its securities advising business. The securities brokerage, securities advising and futures trading business and operations in Hong Kong are subject to extensive regulations by the Hong Kong Stock Exchange and Hong Kong Securities and Futures Commission, which may increase our cost of doing business and may be a limiting factor on the operations and development of our securities brokerage, securities advising and futures trading business. The regulation on securities broker-dealer, securities advising and futures trading business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into the securities brokerage, futures trading and securities advising areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage, securities advising and futures trading business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies. Any of these consequences could materially and adversely affect our securities broker-dealer, futures trading and securities advising business.

Our business could be materially and adversely affected if new features and new research tools are not accepted by users.
We currently offer to our subscribers a limited number of service packages with different features and functionalities. If we introduce a new feature or a new research tool that is not favorably received, our current subscribers may not continue to use our service as frequently as before. New subscribers could also choose a competitive or different service offering than ours. We may also experience difficulties that could delay or prevent us from introducing new research tools or features. Furthermore, these research tools or features may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these research tools or features to correct these errors. Our business could be materially and adversely affected if we experience difficulties or delays in introducing new features and research tools or if these new features and research tools are not accepted by users.
We may not be able to successfully implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.
We are pursuing a number of growth strategies, which will require us to expand our data and information content and service offerings through internal development efforts and through partnerships, joint ventures and acquisitions. Some of these strategies relate to new service offerings for which there are no established markets in China, or relate to service offerings in which we lack experience and expertise. We cannot assure investors that we will be able to deliver new service offerings on a commercially viable basis or in a timely manner, or at all.
In addition, online advertising business strategies may be developed in addition to our subscription-based service offerings. However, since we regard subscription-based services as our current core business and allocate a significant portion of the advertising inventories of our websites, namely, www.jrj.com and www.stockstar.com, to promote our subscription-based service offerings, to date, our current online advertising business has been limited. We cannot assure investors that we will be able to efficiently or effectively implement and grow our online advertising business, or that online advertising on our websites will not detract from our users’ experience and thereby materially and adversely affect our brand name or our subscription-based service offerings.
If we are unable to successfully implement our growth strategies, our revenue and profitability will not grow as we expect, if at all, and our competitiveness may be materially and adversely affected.
We face significant competition which could materially and adversely affect our business, financial condition and results of operations.
The online financial data and information services market in China is under-developed, has few entry barriers and is rapidly changing. More broadly, the number of financial news and information sources competing for consumers’ attention and spending has increased since we commenced operations and we expect that competition will continue to intensify. We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors and stock brokerage companies, especially stock brokerage companies with online trading capabilities. Some of the sponsors with whom we currently maintain sponsorship arrangements could also become our competitors in the future.
Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

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
China’s financial information service industry is still in its developing stage with few substantial barriers to entry, which has historically caused certain unqualified companies and low-quality products to compete with us in the market. In 2009, certain unlawful copycats in the market sold their low-quality products under our name. Such unlawful acts, if they continue unchecked and unregulated by the Chinese government, could not only distort market order, but also negatively impact our reputation and materially and adversely affect our future developments. Though we anticipate relevant authorities in China may enhance their supervision on the industry in the new future, there is no assurance that effective measures could be taken.
Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.
We depend on four securities data providers associated with the Shanghai, Shenzhen and Hong Kong Stock Exchanges and China Financial Futures Exchange (“CFFEX”) to provide us with real-time stock, bond, mutual fund and financial futures quotes and other trading related information. We primarily rely on contractual arrangements with SSE Infonet Ltd. Co, which is associated with the Shanghai Stock Exchange, with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, with HKEx Information Services Limited (“HKEx-IS”), which is a business subsidiary of Hong Kong Exchanges and Clearing Limited Group, and CFFEX, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication.
In June 2006, we were certified by SSE Infonet Ltd. Co to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data), and upgrade the features and functions of our current products. The definitive agreement was contemplated to continue through July 31, 2009 and renewed in 2009 for an additional three years ending on July 31, 2012.
In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2011.
Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.

In January 2008, we entered into a license agreement with SSE Infonet Ltd. Co to distribute TopView, which was a series of trading data and statistics for stocks listed on the Shanghai Stock Exchange. Among other things, TopView reveals valuable statistics, such as trading volume and prices of various types of trading accounts, which provide investors with additional information concerning major market participants’ trading activities in specific stocks and assist investors in making more informed decisions. Effective January 1, 2009, the SSE Infonet Ltd. Co ceased to provide TopView market data to third-party vendors, including us. As such, we discontinued TopView series of market data analysis products effective January 1, 2009. Although we are continuing to design and improve new and existing products as substitutes for TopView, the termination of TopView products has impacted our business in 2009.
In October 2009, we entered into a definitive agreement with HKEx-IS, a business subsidiary of Hong Kong Exchanges and Clearing Limited Group whereby www.JRJ.com would become the first HKEx-IS designated finance portal in mainland China to provide free real-time basic market quotes to mainland China investors. www.JRJ.com is authorized to provide free real-time quotes of securities traded on the Hong Kong Stock Exchange. The definitive agreement with HKEx-IS is contemplated to continue through December 31, 2011.
In April 2010, we entered into a definitive agreement with CFFEX to provide real-time coverage on China’s newly introduced stock index futures. CFFEX authorizes Fortune Software (Beijing) Co.,Ltd., or CFO Software, to provide all the data including market information, trading data and other information or data related to Stock Index Futures products to end users in mainland China.
Any disruption in our ability to secure data, price quotes or other trading related information on timely basis either through technical issues or through our inability to maintain and renew our contracts with the above-mentioned data providers will have a material adverse effect on our business.
We have transitioned the primary source of historical data and information on listed companies, bonds and mutual funds to Shenzhen Genius Information Technology Co. Ltd., or CFO Genius, which we acquired in September 2006. Starting from May 2007, CFO Genius has become our primary provider of historical data and information, thereby mitigating our reliance on third-party backup providers of such historical data and information. Any problems arising in or any disruption to CFO Genius as the primary provider of historical data and information will have a material adverse effect on our business.
We cannot assure investors that we will be able to enter into business arrangements with each of the four securities data providers associated with the Shanghai, Shenzhen and Hong Kong Stock Exchanges, and CFFEX on commercially reasonable terms, or at all, after our current contracts expire. We cannot assure investors that the four securities data providers will not charge us service fees substantially higher than the service fees we are currently paying. Our business, financial condition and results of operations could be materially and adversely affected if any of our four securities data providers imposes on us service fees substantially higher than the service fees we are currently paying. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, any of the four securities data providers may fail to deliver us reliable price quotes or other trading related information. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.
Additionally, we cannot assure investors that we will be able to enter into or maintain our business arrangements with our current data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.

Lastly, under the agreements, we receive data from the Shanghai Stock Exchange, the Shenzhen Stock Exchange, CFFEX and HKEx-IS. Each of these four data providers can terminate its respective agreement with us if we breach the terms of the relevant agreement, such as our untimely payment of, or failure to pay, fees to these providers.
Our business would be adversely affected if we do not continue to maintain an effective telemarketing and customer support force.
We market our service offerings through our websites, as well as through our telemarketing and customer service centers in Beijing, Shanghai and Shenzhen. In addition to sales and marketing functions, we depend on our customer support force to market our service offerings to our existing and potential subscribers and to resolve our subscribers’ technical problems. Many of our telemarketing and customer support personnel have only worked for us for a short period of time and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. In addition, we will need to further increase the size of our customer support force as our business continues to grow. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to maintain an effective customer support force.
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
In October 2008, CFO Software, one of our subsidiaries, entered into a series of contractual arrangements with Shenzhen Newrand Securities Advisory and Investment Co., Ltd., or CFO Newrand. CFO Newrand is a CSRC licensed investment advisory firm, which also wholly owns CFO Newrand Training, a Shengzhen Bureau of Education licensed securities investment training center.  CFO Software also entered into a series of contractual arrangements with Zhongcheng Futong Co., Ltd., or CFO Zhongcheng, and Huifu Jinyuan Co., Ltd., or CFO Huifu. In January 2009, we entered into a series of contractual arrangements with Beijing Chuangying Advisory and Investment Co., Ltd. or CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.), which is a CSRC-licensed securities investment advisory firm. And in October 2009, one of the company’s variable interest entities, CFO Chongzhi, acquired 80% of the equity interest of CFO Securities Consulting, which is a CRSC-licensed securities investment advisory firm, As a result of these transactions, we became the primary beneficiary of CFO Newrand, CFO Zhongcheng, CFO Huifu, CFO Chuangying and CFO Securities Consulting, accordingly we consolidate the results of operations of CFO Newrand CFO Zhongcheng, CFO Huifu, CFO Chuangying and CFO Securities Consulting in our financial statements.

We may not be able to achieve all of the benefits of the business combinations or to successfully integrate the operations of CFO Stockstar, CFO Genius, Daily Growth Securities, CFO Newrand, CFO Zhongcheng CFO Huifu, CFO Chuangying and CFO Securities Consulting into that of ours. Although some of the companies we acquired have contributed positive operating cash flows on a collective basis in 2009, we cannot assure investors that they will continue to do so. Moreover, we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:
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
Our securities investment advisory business conducted through our newly acquired PRC-incorporated affiliates operates in a highly regulated industry and compliance failures could adversely affect our business.
CFO Newrand, CFO Chuangying and CFO Securities Consulting provide securities investment advisory services to our customers. The securities investment advisory business in China is subject to extensive regulations by the CSRC. Failure to comply with any of such regulations could lead to adverse consequences, including without limitation to investigations, fines, revocation of license and other penalties from CSRC or its local branches. Moreover, the securities investment advisory licenses held by CFO Newrand, CFO Chuangying and CFO Securities Consulting are subject to annual review of CSRC and failure to pass such annual review will result in CFO Newrand, CFO Chuangying and CFO Securities Consulting’s inabilities to conduct securities investment advisory business, which will adversely affect our business and operating results. CFO Securities Consulting is not wholly controlled by us. As of the day of this report, we obtain 80% beneficiary of CFO Securities Consulting, and the remaining 20% is held by third-party shareholders. There is no assurance that we would be able to obtain the remaining 20% beneficiary of CFO Securities Consulting at a reasonable price or at all.

Our plan to make strategic investments may negatively affect our business due to the poor financial condition and operating performance of those companies we invest in and other risks.
As part of our business strategy, we may also make strategic investments intended to facilitate the introduction of new service offerings as well as to add capabilities that we do not currently have. For example, we invested in Moloon International, Inc., or Moloon, a Chinese wireless technology and service provider, in December 2005. However, the financial condition and operating results of companies we invest in such as Moloon could negatively affect our business and financial condition. Government regulations may adversely affect the business of companies we invest in, which could have a material and adverse impact on our business. For example, following an independent valuation of our cost method investment in Moloon, it was determined that a decline in value had occurred and we recorded a non-cash investment impairment of $11.13 million in 2007, reducing the carrying balance of such investment from $12.61 million to $1.48 million, 88% off the book value. No impairment charges were recorded during the year ended December 31, 2008 and 2009. In the future, we may also consider further strategic investments and partnerships with companies that specialize in non-exchange traded financial products in order to acquire their expertise in that area which we believe are difficult to obtain otherwise.
Our ability to successfully make strategic investments will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with strategic partners on commercially reasonable terms, the availability of financing to complete larger acquisitions or joint ventures, as well as our ability to obtain any required governmental approvals. In addition, the benefits of a partnership or joint venture transaction may take considerable time to develop, and we cannot assure investors that any particular partnership or joint venture will produce the intended benefits. For example, we may experience difficulties in integrating acquisitions with our existing operations and personnel. The identification and completion of these transactions may require significant management time and resources. Moreover, the partnership and joint venture strategies we pursue could also cause earnings or ownership dilution to our shareholders’ interests, which could result in losses to investors.
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
The online financial data and information services market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New services or technologies may render our existing services or technologies less competitive or obsolete. Responding and adapting to technological developments and standard changes in our industry, the integration of new technologies or industry standards or the upgrading of our networks may require substantial time, effort and capital investment. If we are unable to respond successfully to technological industry developments, our business, results of operations and competitiveness may be materially and adversely affected.
We may be subject to, and may expend significant resources in defending against claims based on the content and services we provide through our website and our research tools.
Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. These persons may also have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Any such claim may also damage our reputation if our users and subscribers do not view this content as reliable or accurate, which could materially and adversely affect our business.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.
We cannot be certain that our website content, online services and our research tools do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.
We regard our copyrights, trademarks, trade secret and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
We depend on our key personnel and our business and growth prospects may be severely disrupted if we lose their services.
Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. If one or more of our key executives were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in violation of their employment agreements, we may not be able to replace them easily. As a result, our business may be significantly disrupted and our financial condition and results of operations may be adversely affected. In March 2010, Mr. Zuoli Xu, our Chief Strategy Officer, resigned to pursue other interests. There is no disagreement between us and Mr. Xu. Subsequently, Mr. Jeff Wang, our Chief Financial Officer, undertook the responsibilities previously assumed by Mr. Zuoli Xu. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.
Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. Prior to January 1, 2008, our employees were required to enter into one-year employment agreements with us. Commencing January 1, 2008, our employees are required to enter into at a minimum two-year employment agreements with us to be in compliance with the PRC Labor Contract Law effective January 1, 2008. We cannot assure investors that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. We do not maintain key-man life insurance for any of our key personnel.
PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.
In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, effective January 1, 2008. To clarify certain details in connection with the implementation of the Labor Contract Law, the State Council promulgated the Implementing Rules for the Labor Contract Law, or the Implementing Rules, on September 18, 2008 which came into effect immediately. The new Labor Contract Law and its Implementing Rules contain substantial provisions with a view toward improving job security and protecting the rights and interests of employees. For example, the new Labor Contract Law and its Implementation Rules provide that, after completing two fixed-term employment contracts, an employee wishing to continue working for an employer is entitled to require a non-fixed term contract. A non-fixed term contract does not have a termination date and it is generally difficult to terminate such a contract because termination must be based on limited statutory grounds. In addition, the new Labor Contract Law requires the payment of statutory severance upon the termination of an employment contract in most circumstances, including the expiration of a fixed-term employment contract. Under the new Labor Contract Law, employers can only impose a post-termination non-competition provision on employees who have access to their confidential information for a maximum period of two years. If an employer intends to maintain the enforceability of a post-termination non-competition provision, the employer has to pay the employee compensation on a monthly basis post-termination of the employment.

All of our employees based exclusively within the PRC are covered by the new laws. The implementation of the new Labor Contract Law and its Implementing Rules may increase our operating expenses, in particular our personnel expenses and labor service expenses. If we want to maintain the enforceability of any of our employees’ post-termination non-competition provisions, the compensation and procedures required under the new Labor Contract Law may add substantial costs and cause logistical burdens to us. Prior to the new law such compensation was often structured as part of the employee’s salary during employment, and was not an additional compensation cost. In the event that we decide to terminate employees or otherwise change our employment or labor practices, the new Labor Contract Law and its Implementing Rules may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could materially and adversely affect our business and results of operations. In particular, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns such as the recent financial turmoil may be affected. In addition, during periods of economic decline when mass layoffs become more common, local regulations may tighten the procedures by, among other things, requiring the employer to obtain approval from the relevant local authority before conducting any mass layoff. Such regulations can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.
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
If tax benefits currently available to us in PRC were no longer available under the new Enterprise Income Taxes law effective January 1, 2008, our effective income tax rates for our PRC operations could increase.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five- year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. CFO Stockstar, CFO Jujin, Shenzhen Newrand Securities Training Center, or CFO Newrand Training, and CFO Newrand are each entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and eventually transition to the standard 25% in 2012.
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
•	providing CFO Software tax exemption for 2007 and a reduced tax rate of 7.5% for 2008, 2009 and 2010; and
•	providing CFO Meining and CFO Genius a reduced tax rate of 15% for 2008, 2009 and 2010.

Under the new EIT law and its implementing rules, enterprises that are classified as “New Software Manufacture Enterprises” are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter. Fortune (Beijing) Success Technology Co., Ltd., or CFO Success and CFO Zhengning based on their status as New Software Manufacture Enterprise are entitled to enjoy preferential tax treatments, which has the effect of
•	providing CFO Success tax exemption for 2008 and 2009 and a preferential EIT rate of 12.5% for 2010, 2011 and 2012; and
•	providing CFO Zhengning tax exemption for 2008 and a preferential EIT rate of 12.5% for 2009, 2010 and 2011.
The continued qualification as “High and New Technology Enterprise” or “New Software Manufacture Enterprise” will be subject to reevaluation in 2011 by the relevant government authority in China. We cannot assure that our above PRC incorporated subsidiaries or affiliates will continue to qualify as a “High and New Technology Enterprise” or “New Software Manufacture Enterprise” for 2011 and thereafter.
In addition, companies that develop their own software and register the software with relevant authorities in China are generally entitled to a value-added tax, or VAT, refund. With respect to revenue generated from the sale of certain online subscriptions, including our service packages, CFO Beijing, CFO Software, Fortune (Beijing) Wisdom Technology Co., Ltd., or CFO Wisdom, CFO Success, CFO Zhengning, CFO Meining, CFO Genius and CFO Jujin currently all obtain VAT refunds that reduce their effective VAT rates from 17% to 3%. The VAT refund policy is intended to be effective until 2010, but may continue to be available after 2010 We cannot assure investors that we will continue to enjoy the preferential tax treatments in the future.
The discontinuation of any of these preferential tax treatments could materially and adversely affect our financial condition. Any significant increase in our income tax expenses may materially and adversely affect our profit. Reduction or elimination of the VAT refund or preferential tax treatments we have enjoyed or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and a material adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempted from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.
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
Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects. In addition, PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

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
The Internet infrastructure in China is not as well developed as in the United States or other more developed countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure investors that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry in China. If the necessary infrastructure standards or protocols, or complementary products, services or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition and results of operations could be materially adversely affected.
The limited use of personal computers in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.
Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of personal computers and the expansion of broadband access, the cost of Internet access remains relatively high given the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.
We depend largely on the infrastructure of the telecommunications operators in China, and any interruption of their network infrastructure may result in severe disruptions to our business.
Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

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
We have limited backup systems and have previously experienced system failures, which have disrupted our operations. Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include:
•	any breakdowns or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware; and
•	any disruption or failure in the national backbone network, which would prevent our users from logging on to our website or accessing our services.
Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer virus, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and competitiveness. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could cause our users to question the safety or reliability of our website and our services and could have a material adverse effect on our business, financial condition and results of operations. In addition, unauthorized access by third parties to our network could result in theft of personal user information, which could have a material adverse effect on our reputation.
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

Risks relating to regulation of our business and to our structure
We primarily rely on contractual arrangements with Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, Beijing Glory Technology Co., Ltd., or CFO Glory, Beijing Premium Technology Co., Ltd., or CFO Premium, CFO Newrand, CFO Huifu, CFO Zhongcheng, Shanghai Shangtong Co., Ltd., or CFO Shangtong, CFO Chongzhi, Fortune (Beijing) Yingchuang Technology Co., Ltd., or CFO Yingchuang, Fortune (Beijing) Qicheng Technology Co., Ltd., or CFO Qicheng, Shanghai Decheng Information & Technology Co., Ltd., or CFO Decheng, CFO Chuangying and Shenzhen Shangtong Software Co., Ltd., or CFO Shenzhen Shangtong, our PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.
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
If we had direct ownership of CFO Fuhua, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if CFO Fuhua fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. In addition, we cannot be certain that the individual equity owners of CFO Fuhua will always act in our best interests, especially if they leave the company.
Between 2007 and 2009, we entered into contractual arrangements with CFO Glory, CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng, CFO Yingchuang, CFO Qicheng, CFO Decheng, and CFO Shenzhen Shangtong, our PRC-incorporated affiliates over which we have no direct ownership. In 2008 and 2009, we became the primary beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting, three licensed securities investment advisory companies incorporated in the PRC to operate our securities investment advisory business. Under the contractual arrangements, these PRC-incorporated affiliates will pay us service fees in return for our strategic consulting and technology support services. These contractual arrangements may not be as effective in providing us with control over the PRC-incorporated affiliates as direct ownership.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of CFO Fuhua, CFO Glory, CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng, CFO Newrand, CFO Yingchuang, CFO Qicheng, CFO Decheng, CFO Shenzhen Shangtong or CFO Chuangying fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If the PRC government finds that the agreements that establish the structure for operating our internet business do not comply with PRC government restrictions on foreign investment in the online financial data and information service industry, we could be subject to severe penalties.
PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China. We are a Hong Kong company. We conducted our operations in China solely through CFO Beijing, our wholly owned subsidiary from April 2000 to December 2004. In late 2006, we acquired CFO Stockstar and CFO Genius, and currently conduct our operations in China primarily through CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, Juda Software (Shenzhen) Co., Ltd., or CFO Juda, Zhengtong Information Technology (Shanghai) Co., Ltd., or CFO Zhengtong, and Zhengyong Information Technology (Shanghai) Co., Ltd., or CFO Zhengyong.
We are a foreign enterprise and each of our subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong and CFO Zhengyong, is a wholly foreign-owned enterprise under PRC law, and accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong nor CFO Zhengyong are eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with CFO Fuhua, pursuant to which we provide operational support to CFO Fuhua. In addition, we have entered into agreements with CFO Fuhua and Zhiwei Zhao and Jun Wang, the shareholders of CFO Fuhua, which provide us with the substantial ability to control CFO Fuhua. Wu Chen, a financial manager at International Data Group China Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, transferred his holdings in CFO Fuhua to Jun Wang, our current chief financial officer, in October 2007. As a result, Jun Wang replaced Wu Chen as a party to all of the agreements we entered into with Wu Chen in connection with his holdings in CFO Fuhua and the operation of CFO Fuhua.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.
If we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong, CFO Zhengyong, CFO Fuhua and CFO Meining are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking business and operating licenses of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong, CFO Zhengyong, CFO Fuhua or CFO Meining;
•	discontinuing or restricting our operations or those of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong, CFO Zhengyong, CFO Fuhua or CFO Meining;

•	imposing conditions or requirements with which we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong, CFO Zhengyong, CFO Fuhua or CFO Meining could not satisfy;
•	requiring us, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong, CFO Zhengyong, CFO Fuhua or CFO Meining to restructure the relevant ownership structure or operations;
•	restricting or prohibiting our use of the proceeds of our initial public offering in 2004 to finance our business and operations in China; or
•	taking other regulatory or enforcement actions, including levying fines that could be harmful to our business.
Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.
Contractual arrangements that we have entered into with our PRC-incorporated affiliates may be subject to scrutiny by the PRC tax authorities and a finding that we or our PRC-incorporated affiliates owe additional taxes could substantially reduce our consolidated net income.
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
We are a holding company, and we rely principally on dividends and other distributions on equity paid by Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Wisdom, CFO Success, CFO Zhengtong and CFO Zhengyong for our cash requirements, including the funds necessary to service any debt we may incur. If any of Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Wisdom, CFO Success, CFO Zhengtong or CFO Zhengyong incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the contractual arrangements between CFO Beijing and CFO Fuhua, CFO Software and CFO Premium, CFO Software and CFO Glory, CFO Software and CFO Huifu, CFO Software and CFO Zhongcheng, CFO Success and CFO Shenzhen Shangtong, CFO Chuangying and CFO Qicheng, CFO Chuangying and CFO Yingchuang, CFO Software and CFO Shangtong, CFO Software and CFO Chongzhi, CFO Chongzhi and CFO Decheng, CFO Software and CFO Chuangying and among CFO Software, CFO Success and CFO Newrand in a manner that would materially and adversely affect the ability of CFO Beijing, CFO Software and CFO Success to pay dividends and other distributions to us.

Furthermore, PRC legal restrictions permit payments of dividends by CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Wisdom CFO Success, CFO Zhengtong or CFO Zhengyong only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Juda, CFO Wisdom, CFO Success, CFO Zhengtong and CFO Zhengyong are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of our subsidiaries and PRC affiliates discussed above to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
The PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.
China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. MIIT, the General Administration of Press and Publication and the Ministry of Culture has promulgated regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets.
In addition, MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The PRC’s Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The PRC’s State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the distribution of online information.
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

Risks relating to doing business in the People’s Republic of China
Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
The PRC’s economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 31 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong and CFO Zhengyong, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors. Our wholly foreign-owned enterprises are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet and investment advisory, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
Substantially all of our revenues and operating expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of the State Administration for Foreign Exchange. Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Fluctuations in exchange rates could result in foreign currency exchange losses.
Because substantially all of our revenues and expenditures are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between U.S. dollars and Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
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
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $3.95 per ADS. During the twelve-month period ended December 31, 2009, the price of our ADSs on the NASDAQ Global Market has ranged from a low of $6.97 to a high of $13.54 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.
In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings and as a result of the global financial crisis. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. Changes in the U.S. stock market generally or as it concerns our industry, as well as geopolitical, economic, and business factors unrelated to us, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. The global financial crisis may have substantial negative impact on our financial and business performance. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure investors that these factors will not occur in the future.
If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.
We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006 and June 2009, respectively. The total number of ordinary shares issuable under the 2004 Plan as of December 31, 2009 is 18,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2009. As of December 31, 2009, we had granted options under the 2004 Plan with the right to purchase a total of 18,070,328 ordinary shares, of which 3,048,600 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by several former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors.
We adopted the 2007 Equity Incentive Plan, or the 2007 Plan, in June 2007. As of December 31, 2009, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to the Restricted Stock Issuance and Allocation Agreement, or the Grant Agreement, entered into in July 2007 under the 2007 Plan. The Grant Agreement provides that the shares granted pursuant to it may become activated and vested during the three years following the granted date, or the Vesting Term, based on our achievement of certain performance targets for 2008 and 2009, or the Performance Period. Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
There were 110,250,163 of our ordinary shares including 20,379,507 ADSs (representing 101,897,535of those ordinary shares) outstanding as of December 31, 2009. In addition, there are outstanding options to purchase an additional 10,834,298 ordinary shares, including options to purchase 1,095,000 ordinary shares that are vested and immediately exercisable. These ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
As of December 31, 2009, seven of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., C&F International Holdings Limited, Ling Zhang, Jianping Lu and FMR LLC, beneficially owned, collectively, approximately 61.7% of our outstanding ordinary shares. As of December 31, 2009, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 20.84% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:
•	Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all times serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

•	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director in this way to give us at least 120 days’ notice of the resolution, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.
•	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.
•	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the United States. However, the Hong Kong Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.
•	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of our next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders.
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
When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record data will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders’ meetings by not less than 21 days’ notice in writing, and all other shareholders’ meeting by not less than 14 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’ meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure investors that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

Furthermore, the depositary has deemed any holders who do not send in voting instructions at all or in a timely manner as having instructed the depository to give a discretionary voting proxy to the person(s) designated by us to receive voting proxies, with full power to exercise such holder’s (or holders’) voting rights under the ADSs’ underlying ordinary shares in the manner as the proxy holder deems fit. Accordingly, matters that favor the incumbent board of directors and management will have a higher likelihood of passing than would otherwise be the case.
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
Your ADSs, each of which represents five ordinary shares, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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
Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly owned subsidiary, CFO Beijing until December 2004. In December 2004, we incorporated a new wholly foreign-owned enterprise, Fortune Software (Beijing) Co., Ltd., or CFO Software. As wholly foreign-owned enterprises, CFO Beijing and CFO Software are not permitted under PRC law to provide Internet information content, which requires special licenses from the MIIT or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively.
In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on Nasdaq.
In June 2006, we were certified by SSE Infonet Ltd. Co (formerly known as Shanghai Stock Exchange Information Network Co., Ltd.) to develop service packages based on Level II quotes (which provide insight into stock price movements, as well as faster and more comprehensive trading data) and upgrade the features and functions of our products.

In September 2006, we entered into an agreement to acquire all the equity interest in CFO Genius, a financial information database provider primarily serving domestic securities and investment firms. CFO Genius engages in the business of constructing and maintaining financial database and data terminal products for financial institutions and research academics. CFO Genius was the first of its kind in China to provide such services for domestic securities and investment firms at the time of its establishment in 1994. The acquisition strengthened our position in the industry and provides future opportunities to develop database products.
In October 2006, we acquired each of CFO Stockstar and CFO Meining, a related company of CFO Stockstar that operates www.stockstar.com. Under the definitive agreements, we and one of our affiliates paid US$6.5 million and RMB12 million, respectively, for an aggregate consideration of approximately US$8 million, in exchange for 100% of the equity of CFO Stockstar and 100% of the equity of CFO Meining. Established in 1996, www.stockstar.com is one of the leading finance and securities websites in China.
In October 2007, we formed a strategic alliance with China Center for Financial Research, or CCFR of Tsinghua University, one of the most reputable universities in China, primarily in the area of financial database development. We receive exclusive technical advice and support from CCFR on the development of financial database and analytics. We also cooperate with CCFR on other areas including training, product development, investor education, etc. This collaboration enables us to further solidify our leading position in providing financial information, data and analytics in China.
In November 2007, we successfully completed the acquisition of Daily Growth Securities (formerly known as Daily Growth Investment Company Limited), a licensed securities brokerage firm incorporated in Hong Kong with a history of over 36 years. Under the definitive agreement, we acquired 85% equity interest of Daily Growth Securities for approximately $3.6 million. By acquiring and fully integrating Daily Growth Securities, with our existing resources, particularly the investor base of our premium websites jrj.com and stockstar.com, our long-term goal is to provide a diversified portfolio of brokerage and informational services to our users and improve the monetization rate of our website user base by capitalizing our users’ growing interest in investing in Hong Kong-listed securities. In 2008, we raised the authorized and issued share capital of Daily Growth Securities; consequently, the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. The equity interests of Daily Growth Securities, Daily Growth Futures, a licensed futures contract trading firm incorporated in Hong Kong, and Daily Growth Wealth Management Limited, or Daily Growth Wealth Management, a company incorporated in Hong Kong, are now 100% held by Daily Growth Holding, which is wholly owned by CFO Hong Kong. We intend that all the equity interests held or to be held by CFO Hong Kong in a financial service related business will be integrated into Daily Growth Holdings, thereby making Daily Growth Holdings our platform to develop financial service related business outside China.
In January 2008, we entered into a strategic alliance with China Telecom, one of the largest telecommunications services providers in China, with the purpose to deliver a variety of financial information services to China Telecom’s more than 40 million broadband subscribers and over 200 million fixed line users. Under the agreement, the two parties will establish and maintain a co-branded finance channel on China Telecom’s broadband portal Vnet.cn, a website owned by China Telecom that also serves as the payment platform for its broadband subscribers for various internet value-added services. China Telecom distributes our products and services through Vnet.cn as well as its business halls in China, and the two parties share revenues generated from such products and services according to the agreed-upon scheme under the alliance agreement. We believe that this strategic alliance further solidifies our leading position in providing financial information, data and analytics in China and also bring us a unique opportunity to further enhance our brand awareness among tens of millions of potential users.

In December 2008, we discontinued TopView products after the SSE Infonet Co. Ltd., a subsidiary of Shanghai Stock Exchange, informed us that it would no longer provide TopView market data to third-party vendors effective January 1, 2009. TopView is a series of trading data and statistics for stocks listed on Shanghai Stock Exchange. Previously, we had begun to distribute TopView data in early 2008 and had integrated TopView into some of our products.
In September 2008, we entered into a series of contractual arrangements with CFO Newrand and its shareholders. CFO Newrand is a CSRC licensed investment advisory firm, which also wholly owns a Shengzhen Bureau of Education licensed securities investment training center providing professional training opportunities in the areas of finance, investment, wealth management and risk management. As a result of the contractual arrangements, we became the primary beneficiary of CFO Newrand and accordingly we consolidate the results of operations of CFO Newrand in our financial statements. The net cash consideration for the beneficial interests we have obtained in CFO Newrand is US$3.83 million.
In January 2009, we entered into a series of contractual arrangements with CFO Chuangying and its individual shareholders, Yang Yang and Zhenfei Fan, who further transferred their shares to Zhiwei Zhao and Jun Wang. CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.) is a CSRC-licensed securities investment advisory firm. The net cash consideration for the beneficial interests we have obtained in CFO Chuangying is US$0.59 million.
In October 2009, one of the company’s variable interest entities, CFO Chongzhi, acquired 80% of the equity interest of CFO Securities Consulting, which is a CRSC-licensed securities investment advisory firm, As a result of the contractual arrangements, we became the primary beneficiary of CFO Securities Consulting,. The net cash consideration for the beneficial interests we have obtained in CFO Securities Consulting is US$1.33 million.
As a result of the contractual arrangements, we became the primary beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting, and accordingly we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements. We also indirectly became the primary beneficiary of investment advisory licenses and the investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which will enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future. The arrangements with CFO Newrand, CFO Chuangying and CFO Securities Consulting are part of our long-term strategic roadmap to become a comprehensive financial service provider.
In October 2009, we entered into a definitive agreement with HKEx-IS, a business subsidiary of Hong Kong Exchanges and Clearing Limited Group. Under the agreement, www.jrj.com, one of the most popular Chinese finance websites owned by us, will become the first HKEx-IS designated finance portal in mainland China to provide free real-time basic market prices to global investors. The trial version of the services commenced on October 5, 2009, and the official launch of the services commenced on January 1, 2010. JRJ.com has been authorized to provide free real-time prices of all securities traded on the Hong Kong Stock Exchange.
In October 2009, we established a strategic partnership with Taobao.com, or Taobao, an Alibaba.com company. As the largest online shopping website in China, Taobao currently has over 145 million registered online users. Alitalk, Taobao’s instant messenger platform, features 123 million registered users. Through this partnership, we successfully developed a plug-in application for Alitalk and introduced an online trading simulation platform. Both applications are well received by Taobao’s users.

In October 2009, we formed a strategic partnership with China Unicom to become the exclusive content provider of financial news and market data for its 3G mobile portal (http://iphone.wo.com.cn). China Unicom is the designated mobile carrier to offer the iPhone and its related 3G data services in China. The beta site went live in late October 2009 and Phase II has been up and running since March 12, 2010.
In April 2010, we entered into a definitive agreement with CFFEX to provide real-time coverage on China’s newly introduced Stock Index Futures. Pursuant to the agreement, CCFEX has authorized us to provide all the data including market information, trading data and other information or data related to Stock Index Futures products to end users in mainland China. In February 2010, the State Council of China approved the introduction of stock index futures. The stock index futures is intended to enhance the foundation of China’s capital market, increase the trading mechanism of securities, complete the market function, stabilize the market operation and promote the healthy development of the capital market. This important strategic partnership represents another key milestone as we strive to become the ‘one-stop’ source of all financial and investment information, data and analytics for our current 14.0 million registered user base.
In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2011. Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.
Our principal executive offices are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100033, People’s Republic of China and our telephone number is (8610) 5832-5288.
B. Business overview.
We are the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through the web portals, http://www.jrj.com and http://www.stockstar.com, we provide individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through our subsidiary, CFO Genius, we provide financial information database and analytics to institutional customers including domestic securities and investment firms. Through our subsidiary, Daily Growth Securities, we provide securities brokerage services for stocks listed on the Hong Kong Stock Exchange.
Our service offerings to users are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals. Most, if not all, all of our research tools are designed for and tailored toward investors in China, allowing them to make informed investment decisions with respect to all of China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures based on specifications and analyses determined by the investors.

Users are not charged for visiting our websites or obtaining basic financial information such as real-time quotes and historical financial information for all of China’s and Hong Kong’s listed company stocks, bonds and mutual funds, and financial news. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. We categorize, process and, through our subscription-based research tools and our website content, present data and research results to our subscribers, allowing them to make informed investment decisions. Our service offerings are designed to enhance our users’ and subscribers’ experience due to the following characteristics:
Comprehensiveness.
We offer a broad range of data and information regarding China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures. We offer more than basic financial data such as price and trading information and provide our subscribers with breaking economic and financial news, detailed historical data and information, financial analysis tools, market coverage and listed company analysis and online forums that facilitate our subscribers’ own investment analysis efforts. We believe we have built a comprehensive database of historical financial data and information on China’s bonds and mutual funds with data and information dating back to December 1990, when the Shanghai and Shenzhen Stock Exchanges first opened for trading. Our database for Hong Kong listed companies traces back to 1986 with coverage of equities and warrants, financial and business description.
Integration.
Our information platform integrates data and information from multiple, credible sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. Our platform integrates all of the research tools, data and other information we have developed or gathered and, together with our screen layout and menu options, displays them in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools, content and features, these new research tools, content and features can be easily integrated with our existing platform. Depending on the service package chosen by the subscriber, a subscriber can have different levels of access privileges to financial analysis tools, real-time and historical data, news, research reports and online forums.
Interaction.
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
Timeliness.
We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond, mutual fund, stock index futures quotes and other trading related information directly from the Shanghai, Shenzhen and Hong Kong Stock Exchanges and CFFEX. During an average trading day, we update our research tools between three and five seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media. We also have provided our subscribers and users with up-to-date personal finance news and wealth management products that we received from banks, trust companies, insurance companies and other financial institutions.

Unbiasedness.
Our website presents third-party content, analysis and commentary, and computer generated quantitative analysis to provide our subscribers and users with a broad view of the financial markets in China. We do not formulate or publish views on this content, analysis or commentary. Because we do not provide opinions on buy or sell decisions on any securities or in any specific investments, we believe our subscribers and users view us as an unbiased provider of financial information.
User-friendliness.
Our research tools and our website are designed with a screen layout, menu options and displays that we believe any user familiar with a computer will find easy to use. From our basic web page, our users can choose a variety of financial data and information topics that interest them. Through our research tools, our subscribers have access to a large pool of historical financial data and information, which they can categorize and analyze as they determine. Our product development team works closely with our customer support personnel to update and develop information and presentation formats that our subscribers view as enhancing ease of use and increasing the informative power of our research tools and our website. Our website is also designed to accommodate users who only have low bandwidth for the Internet access.
To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time quotes from each of the Shanghai, Shenzhen and Hong Kong Stock Exchanges and CFFEX, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, commentaries from licensed individual securities advisors and news feeds from news publishers and media companies.
A substantial portion of our revenue is derived from annual subscription fees for our service offerings. For subscription services provided to individual investors, our current core business, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the service period.
Our websites
We operate two of the most popular finance portals in China: www.jrj.com and www.stockstar.com, with broad geographic coverage of well developed regions in China. “JRJ” is the abbreviation of “Jin Rong Jie,” which translates to “the financial industry” in Chinese. As of December 31, 2009, we had a total of approximately 14.0 million registered user accounts. Our registered users are Internet users who maintain a registered account with either www.jrj.com or www.stockstar.com. Our website content and our research tools are the key components of our information platform. Our websites have four primary functions:
•	to attract visitors and market our subscription based service offerings. The pool of registered users that are attracted by the two finance portals for information and free services forms a natural target for our subscription services and brokerage services;
•	to store content and serve as an integral part of our information platform;
•	to serve as download platforms for our service offerings; and
•	to display online advertisements.

In order to attract visitors to our websites, we offer a significant portion of our website content free of charge. This free content includes real-time stock quotes, trading volumes, pricing indicators for listed companies in China and market news from the Shanghai, Shenzhen and Hong Kong Stock Exchanges as well as on the data including market information, trading data and other information data related to Stock Index Futures from the CFFEX. Through our websites, users can also participate in online forum discussions and bulletin boards. Our websites also have an important marketing function for our subscription based service offerings. We provide examples to our visitors on our websites of the various premium content and features they can access and receive by becoming a subscriber to our value-added service offerings.
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
Our subscription services
We collect, process and, through our research tools and our website content, provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, allowing them to make informed investment decisions with respect to all of China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by investors.
Our features
Through our integrated information platform, our subscribers have access to and can make use of each of our main content features: financial analysis tools, real-time and historical data, news, research reports and online forums.
We offer subscription-based services on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools and mobile handsets that we have developed, which we refer to as research tools. Our research tools combine:
•	financial analysis tools that permit users to calculate and analyze quantitatively financial data;
•	current and historical financial data and information for China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures;
•	categorized news and research reports; and
•	online forums and bulletin boards.

With our screen layout and menu options, we display our research tools in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that, as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.
Our service offerings are broadly divided into three categories: Securities Market Information, Technical Analysis and Fundamental Analysis. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in the Chinese financial markets. As of December 31, 2009, we had a total of approximately 117,900 active paying individual subscribers. Active paying individual subscribers refer to registered users who subscribe to one of our fee subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.
Financial analysis tools.
Our financial analysis tools are research tools that provide subscribers with the ability to quantitatively calculate and analyze financial data, which include:
•	Securities market data analysis tools. Our Securities Market Data service packages are developed on the basis of Level II quotes licensed from the Shanghai and Shenzhen Stock Exchanges. In June 2006, we entered into an agreement with SSE Infonet Ltd. Co, which is associated with the Shanghai Stock Exchange. Under the definitive agreement, we are certified by Shanghai Stock Exchange to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement was contemplated to continue through July 31, 2009 and was renewed in 2009 for an additional three years ending on July 31, 2012.

In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2011.

Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.
•	Technical Analysis. Technical Analysis involves researching historical price and volume data, patterns and trends to predict the performance of a given stock. This type of analysis focuses on chart formations and formulas in identifying major and minor trends to recognize buying opportunities and exit points.
•	Fundamental Analysis. Fundamental Analysis involves examining the company’s financials and operations, especially sales, earnings, growth potential, assets, debt, management, products, and competition. Fundamental Analysis takes into consideration only those variables that are directly related to the company itself, rather than the overall state of the market or technical analysis data.
These tools allow our subscribers to perform fundamental and technical analysis on companies, bonds and mutual funds listed on the Shanghai, Shenzhen and Hong Kong Stock Exchanges, based on current and historical financial data and information, trading volumes and other user specifications.

Real-time and historical data.
Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 4,000 securities, including company stocks, bonds, warrants and mutual funds, listed on China’s Shanghai, Shenzhen and Hong Kong Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai, Shenzhen and Hong Kong Stock Exchanges and CFFEX. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.
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
News.
Our news feature allows users to search and view breaking economic and financial news and information from China and around the world. We do not report news ourselves. We have a team of editorial staff who compile on daily basis economic and financial news and information reported by other public sources that are relevant to China’s financial markets. Our editorial staff further indexes them according to topics and categories for the convenience of our users. Through our research tools and website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs. The financial data and information presented on our website or through our research tools is gathered from other financial information content providers such as major financial publications in China and intermediaries with whom we have contractual arrangements.
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
Online forums.
We host several online bulletin boards on our websites by which Chinese licensed securities advisors offer their commentaries on a variety of topics ranging from macroeconomic conditions to performance of individual stocks, bonds, mutual funds and stock index futures. We do not support, comment on or advocate any views presented by any such securities advisors. We also maintain several online forums on our website, enabling our users to participate in the discussions on specific financial topics we believe will be of interest to them. The online forums are moderated by third-party moderators approved by us. We believe the online bulletin boards and discussion forums enhance our users’ experience and, through our active monitoring, allow us to better understand our users’ behavior and needs.

Our research tools
Through our research tools we have developed, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based or mobile-based. Our subscribers pay us a subscription fee for the use of our subscription services over a specified period of time, typically 12 months.
We offer subscribers a variety of research tools designed to provide information and analysis, including financial analysis, as well as the ability to search and sort out data and information, based on subscribers’ needs and preferences. For example, we make available services that permit subscribers to analyze our content using some or all of the following research tools:
•	Categorized macro information. This feature allows subscribers to search and sort up-to-date and comprehensive news and information relating to the broader financial markets or a specific financial topic or industry sector. We have a dedicated team of professional editors who collect, organize, categorize and index macro-economic and financial market information on a daily basis, according to user feedback and classification methods that we believe are accepted practice in securities markets in China.
•	Industry sector analysis. Many investors in China seek to distinguish between listed companies with investment potential and those prone to financial trouble by analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on market accepted performance parameters, including price-to-earnings ratios and profit margins etc.
•	Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholding structure, business description and competition and other related data and information. Our subscribers can receive fundamental financial and trading information organized by their specifications and display these results on a graphical interface that we designed to be easy to visualize and navigate.
•	Mutual fund analysis. Our mutual fund research tool focuses on categorizing information relating to the portfolio holdings of mutual funds. This feature allows subscribers to study the collective effect of large market players on individual stocks. This feature also offers information relating to the performance of individual mutual funds, allowing subscribers to assess the risks and rewards of investing in mutual funds.
•	Technical analysis. This feature allows investors interested in trends formulated by historical trading data to perform technical analysis on listed companies. With over 60 markets accepted technical indicators and a complete database of historical data and information on all of China’s and Hong Kong’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on any stock listed on China’s stock exchanges.
•	Securities market data analysis. This feature provides faster and more comprehensive trading data and statistical information on market transactions. With our Securities Market Data service packages developed on the basis of Level II quotes licensed from the Shanghai and Shenzhen Stock Exchanges, our subscribers are provided with trading transparency and unique insight into a stock price’s movements, and can make more informed investment decisions.

We currently offer different service packages incorporating some or all of our research tools to our users. Our service packages provide research tools focused around three main areas: securities market data, technical analysis and fundamental analysis. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.
Pricing policy
We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. Each of the securities service packages has multiple versions ranging from low end to high end with different levels of comprehensiveness in terms of features and functionality which target various levels of customer demand. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encourage all of our users to upgrade to newer versions of our service packages or more comprehensive service packages.
We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine.
Our brokerage services
With the acquisition of Hong Kong-based Daily Growth Securities in November 2007, a licensed securities brokerage firm with a history of 36 years, we provide certain brokerage and related services to our customers who invest in stocks listed on Hong Kong Stock Exchange. Daily Growth Securities is regulated by the Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange. In 2009, brokerage and related services provided by Daily Growth Securities represented less than 4% of our total net revenues, and such services were not part of our core business in 2009.
Our online advertisement services
Our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. Although we believe our internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated audience group, in 2009, we continued to allocate most of our advertising inventory to promote our own subscription-based software offerings. In 2009, revenues from advertising-related services represented approximately 7% of our total net revenues, and online advertising was not part of our core business.
Customer support
Our customer support center provides our subscribers real-time and personal support. Our customer support center currently operates from 8:30 a.m. to 10:00 p.m. on weekdays and 9:30 a.m. to 6:00 p.m. on weekends and holidays. In addition, our customer support personnel assist our existing and prospective subscribers to resolve any technical problems, and perform sales and marketing functions. We have an in-house training program for our customer support personnel, which include training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.

Our content providers
We draw content from the Shanghai, Shenzhen and Hong Kong Stock Exchanges and CFFEX, which provide us with real-time stock, bond, mutual fund pricing and other information, CFFEX, which provides us with real-time stock index futures pricing, and our data providers, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also collect data and draw content from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, licensed individual securities advisors, and news publishers and media companies, as well as financial institutions, such as banks, trust companies and insurance companies.
Shanghai, Shenzhen and Hong Kong Stock Exchanges
We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the Shanghai, Shenzhen and Hong Kong Stock Exchanges. We have entered into an information service agreement with each of the stock exchanges pursuant to which we pay the stock exchanges fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. We also have cable links to both exchanges to serve as back-ups to satellite communication data feeds. During an average trading day, we update our web pages within five seconds of receipt of new data and information from the stock exchanges.
Our agreement with SSE Infonet Ltd. Co, which is associated with the Shanghai Stock Exchange, allows us to develop service packages based on Level II quotes and upgrade the features and functions of our current products. Level II quotes give investors unique insight into a stock price’s movement and provide faster and more comprehensive trading data.
Our agreement with Shenzhen Securities Information Co., Ltd., associated with the Shenzhen Stock Exchange, is contemplated to continue through March 31, 2011. Under the agreement, we may develop service packages based on Level II quotes, and upgrade the features and functions of our current products.
Our agreement with HKEx-IS, a business subsidiary of Hong Kong Exchanges and Clearing Limited Group, officially commenced on January 1, 2010. JRJ.com has been authorized to provide free real-time prices of all securities traded on the Hong Kong Stock Exchange.
China Financial Futures Exchange
Our agreement with CFFEX allows us to provide real-time coverage on China’s newly introduced stock index futures. Under the agreement, we may provide all the data including market information, trading data and other information or data related to Stock Index Futures products to end users in mainland China.
Data providers
We acquired CFO Genius in September 2006. Commencing in May 2007, CFO Genius has become our primary provider of historical data and information on listed companies, bonds and mutual funds for input into our information platform. We are able to obtain information in accordance with designated parameters, specifications and requirements. This information includes historical financial information for listed companies, significant corporate events such as mergers and acquisitions and significant changes in the shareholdings of listed companies, information concerning major shareholders of listed companies, biographical information for directors and management of listed companies, as well as financial news and other data and information.

Financial Institutions, securities advisors and stock brokerages
We have entered into cooperation contracts with various financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us. We have also entered into cooperation arrangements with securities advisory companies, futures companies and securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance. In September 2008, we entered into a series of contractual arrangements with CFO Newrand, a CSRC-licensed investment advisory firm. CFO Newrand Training, a wholly owned subsidiary of CFO Newrand, is a licensed securities investment training center which provides professional training opportunities in the areas of finance, investment, wealth management and risk management. In 2009, we entered into contractual arrangements with CFO Chuangying and CFO Securities Consulting, two licensed securities investment advisory companies incorporated in the PRC to operate our securities investment advisory business. As a result of the contractual arrangements, we became the primary beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting and, accordingly, we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements. Through the contractual arrangements with CFO Newrand, we also indirectly own investment advisory licenses and the investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which would enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future.
News and media conglomerates
We also draw content in the form of breaking headlines and other news information from publishers and distributors of traditional media.
Chinese news publishers and media companies
We are permitted under our arrangements with content partners to extract financial news, reports and information taken from their print publication channels, and to store, reproduce, market and deliver such information to our users through our website. We rely on our editorial staff to compile, for publication on our website, publicly available financial news, reports and information received from these sources that are relevant to China’s financial markets.
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
We charge our subscribers a subscription fee for the use of our service packages over an agree-upon service period, typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us. We do not take any credit risk of our subscribers.

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
Technology and infrastructure
Our internally developed technology infrastructure is designed to maximize the number of concurrent users we can serve, while minimizing information retrieval time for our users. We deliver electronically real-time and historical financial data and analysis tools to our users through our internally developed technology platform, which is designed specifically for our web-based and computer-based software services. Our technology platform, which consists of web server technology, database technology and a data aggregation engine, enables us to enhance performance, reliability and scalability in handling bursts of high-volume data requests during peak time, allowing users to quickly retrieve the information that they search for even during periods of high concurrent use. We own all of our servers. Our servers are capable of accommodating three times the number of peak-hour concurrent users and four times our required bandwidth as measured during peak hours for the twelve months ended December 31, 2009
Web server technology.
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
Growth Strategy
We are combining our own capability of organic growth with strategic acquisition and partnership.
Our own organic growth is achieved by:
•	leveraging our own website platform and other online and mobile platform to increase registered user base;
•	increasing our subscriber base by expanding distribution channels such as other websites, banks, mutual funds and brokerage firms;
•	building our customer database by better understanding and in depth user data mining on our registered users;
•	upgrading our existing service offerings and expanding our present service;
•	improving efficiency by providing telemarketing sales personnel with better training to improve sales skills; and
•	encouraging our subscribers to migrate to newer and more comprehensive service offerings.
On the other hand, strategic acquisition and partnership is achieved by:
•	acquiring strategic resources and capabilities in order to strength entry barriers, broaden product offering, expand business scale, diverse revenue resources and monetize registered user base; and
•	obtaining access to complementary resources and capabilities through strategic partnerships that enable us to penetrate into a bigger market to solidify our leading position and enhance our brand awareness.

Competition
The online financial data and information services market in China is under-developed, has few substantial barriers to entry, and is fragmented, competitive and rapidly changing. The number of online financial news and information sources, who are competing for users’ attention and subscriptions, has increased since we commenced operations. We anticipate that such competition can continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:
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
China’s financial information service industry is still in its developing stage and has few substantial barriers to entry, which has historically caused certain unqualified companies and low-quality products to compete with us in the market. In 2009, certain unlawful copycats in the market sold their low-quality products under our name. Such unlawful acts, if they continue unchecked and unregulated by Chinese government, could not only distort market order, but also negatively impact our reputation and materially and adversely affect our future developments. Though we anticipate relevant authorities in China may enhance their supervision on the industry in the new future, there is no assurance that effective measures could be taken.
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
Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 93 software copyrights, each of which has been registered with the National Copyright Administration of the PRC.

We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 17 trademarks registered with the China Trademark Office, owned by CFO Beijng, CFO Meining, CFO Genius and CFO Newrand, and three trademarks registered in Hong Kong. Our applications for trademark registration of “Financial Street Fuhua” in Chinese and three other Chinese variations of “Financial Street Fuhua” with the Trademark Bureau of the State Administration for Industry and Commerce of China have been approved in September 2009.
Regulation
We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:
•	MIIT;
•	CSRC;
•	Ministry of Culture;
•	General Administration of Press and Publication (National Copyright Administration);
•	State Administration of Industry and Commerce;
•	Ministry of Public Security;
•	Ministry of Commerce; and
•	State Administration of Radio, Film and Television
The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.
Foreign ownership restriction on Internet content provision businesses
PRC regulations currently limit foreign ownership of companies that provide Internet content services, including our business of providing financial information and data to Internet users, to 50%. In order to comply with this foreign ownership restriction, we operate our website in China through CFO Fuhua, which is wholly owned by Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, who are both PRC citizens. Under PRC law, we cannot hold the licenses and approvals necessary to operate our website because those licenses and approvals cannot be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, are a foreign entity for this purpose.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Licenses and permits
There are a number of aspects of our business which require us to obtain licenses from a variety of PRC and Hong Kong regulatory authorities.
In order to host our website, CFO Fuhua and CFO Meining are required to hold an Internet content provider permit, or ICP, license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license (or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing, and CFO Meining currently holds a National License issued by MIIT and an ICP license issued by MIIT in Shanghai
A regulation issued by MIIT requires short message, or SMS, content providers to obtain an SMS license from MIIT or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.
Furthermore, MIIT has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. CFO Fuhua and CFO Meining have obtained such approval from Beijing Communications Administration and Shanghai Communications Administration, respectively, the government agency in charge of this matter.
CFO Fuhua holds a Radio and TV Program Production and Business Operation License which allows it to produce and publish cartoons, entertainment programs and special topic programs and an Information Network Communicated Audio-Video Program License which allows it to broadcast securities and futures information related audio-video programs through website.
Each of CFO Newrand, CFO Chuangying and CFO Securities Consulting, regulated by the CSRC, holds an investment advisory license which allows them to provide analytical report, strategic consulting and investment advisory services relating to securities market, share-holding system reform and market regulatory matters to its individual and corporate clients including domestic and overseas securities investors and securities trading and brokerage firms. CFO Newrand Training owns a private school license issued by Shenzhen Bureau of Education.
Daily Growth Securities, regulated by the Hong Kong Stock Exchange and Hong Kong Securities and Futures Commission, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. Daily Growth Futures, regulated by Hong Kong Securities and Futures Commission, has obtained a type 2 license, which allows it to engage in futures contract trading business. Daily Growth Wealth Management, regulated by Hong Kong Securities and Futures Commission, obtained a type 4 license in June 2009, which allows it to engage in securities advising activities in Hong Kong.
Regulation of Internet content
The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including MIIT, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, which include provision of financial information through the Internet, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

CFO Fuhua’s and CFO Meining’s ICP licenses expressly state that, in relation to their Internet content provision, among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news.” On September 25, 2005, the Press Office of the State Council and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of internet news information services and defined such news information as general news information. It further required that internet content providers that provide internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.
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
Intellectual property rights
The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process, and registered software rights may receive better protections. We have registered all of our self-developed software with the National Copyright Administration.
PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name.
Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our domain names, www.jrj.com and www.stockstar.com, with the ICANN and obtained a certificate for this domain name. ICANN is an internationally organized, non-profit corporation that has responsibility for Internet Protocol (IP) address space allocation, protocol identifier assignment, generic (gTLD) and country code (ccTLD) Top-Level Domain name system management, and root server system management functions.

Website name
A PRC law published in September 2000 requires entities and individuals operating commercial websites to register their website names with the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC, which is authorized by the State Administration of Industry and Commerce, or the SAIC, as the only official registration authority in China during trial period. If any entity or individual operates a commercial website without obtaining such certificate, it may be charged a fine or imposed other penalties by the Beijing AIC. We have registered our website name, “JRJ Investment and Finance Network” and “Stockstar” with, and received commercial website name registration certificates from, Beijing AIC.
Privacy protection
PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.
Advertising regulation
On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, or the Regulations, taking effect as of January 1, 2005. Pursuant to the Regulations and other related rulings, enterprises conducting online advertising activities are exempted from the previous requirement to obtain an advertising permit in addition to a business license. We proceed with our online advertising business through CFO Fuhua and CFO Meining, both of which have procured business licenses that include online advertising in their business scope.
C. Organizational structure.
We conduct substantially our business through our wholly owned subsidiaries in China, which are CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, CFO Success, CFO Juda, CFO Zhengtong and CFO Zhengyong.
CFO Jujin, CFO Zhengning, CFO Juda, CFO Zhengtong and CFO Zhengyong are the wholly owned subsidiaries of Danford (H. K) Limited, or CFO Danford, which is wholly owned by Giant Bright International Holdings Limited, or CFO Giant Bright, in which CFO Hong Kong has 100% equity interests. We are dependent on CFO Fuhua and CFO Meining, a wholly owned subsidiary of CFO Fuhua, to host our websites. In 2007, we acquired Daily Growth Securities (formerly known as Daily Growth Investment Company Limited) to provide securities brokerage services for stocks listed on Hong Kong Stock Exchange. In 2008, we raised the authorized and issued share capital of Daily Growth Securities so the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. In addition, in 2008 and 2009 we established Daily Growth Futures, Daily Growth Wealth Management and Daily Growth Investment Services. The 100% equity interests of Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Services and Daily Growth Securities are owned by Daily Growth Holdings, which is wholly owned by CFO Hong Kong. In addition, between 2007 and 2009, we established CFO Glory, CFO Premium, CFO Shangtong, CFO Chongzhi, CFO Yingchuang, CFO Qicheng, CFO Decheng and CFO Shenzhen Shangtong, and acquired 100% of equity in CFO Huifu, CFO Zhongcheng, CFO Newrand, CFO Newrand Training, CFO Chuangying and 80% equity in CFO Securities Consulting.

The following table sets forth the details of our principle subsidiaries and PRC-incorporated affiliates as of December 31, 2009:

		Legal
	Jurisdiction	Ownership
	of	Interest
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Wisdom Technology Co., Ltd.	PRC	100%
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Fortune (Beijing) Yingchuang Technology Co., Ltd. *	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd. *	PRC	Nil
Beijing CFO Glory Technology Co., Ltd.*	PRC	Nil
Beijing CFO Premium Technology Co., Ltd*	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Huifu Jinyuan Co., Ltd.*	PRC	Nil
Zhongcheng Futong Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Shanghai Shangtong Co., Limited. *	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengyong Information Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Shanghai Decheng Information & Technology Co., Ltd. *	PRC	Nil
Shanghai Securities Consulting Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Juda Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Stockstar Information Technology (Shanghai) Co., Ltd.	PRC	100%
Giant Bright International Holdings Limited	BVI	100%
Daily Growth Financial Holdings Limited	BVI	100%
Daily Growth Futures Limited	Hong Kong	100%
Daily Growth Securities Limited	Hong Kong	100%
Daily Growth Wealth Management Limited	Hong Kong	100%
Daily Growth Investment Services Limited	Hong Kong	100%
Danford (H.K.) Limited	Hong Kong	100%

*	Denotes variable interest entity or subsidiaries of variable interest entities

PRC regulations currently limit foreign ownership of companies that provide Internet content provider services, or ICP services, which include our business of providing financial information and data to Internet users, to 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuha and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. Upon the transfer of Jun Ning and Wu Chen’s holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2006 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.
Loan Agreement. We entered into a loan agreement with Zhiwei Zhao effective November 30, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Jun Ning. The initial term of these loans is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
We entered into a loan agreement with Jun Wang in October 2007 to extend to Mr. Wang a loan in the amount of $199,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Wu Chen subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.
Purchase Option Agreement. Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and CFO Fuhua on May 27, 2004, its subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, and a purchase option and cooperation agreement entered into among us, CFO Beijing, Zhiwei Zhao, Jun Wang and CFO Fuhua on October 18, 2007 upon the transfer of shares by Wu Chen to Jun Wang, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law and (2) to the extent permitted by law, Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.

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
We entered into contractual arrangements with CFO Premium, CFO Glory, CFO Newrand, CFO Shangtong, CFO Chongzhi, CFO Huifu, CFO Zhongcheng, CFO Yingchuang, CFO Qicheng, CFO Decheng, CFO Chuangying and CFO Shenzhen Shangtong and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements.

D. Property and equipment.
Our principal executive offices as well as our subsidiaries, CFO Beijing and CFO Software, CFO Fuhua, CFO Wisdom, CFO Success, CFO Premium, CFO Glory, CFO Huifu, CFO Zhongcheng, CFO Chuangying, CFO Qicheng and CFO Yingchuang are currently located in Beijing, leasing approximately 5,098 square meters. CFO Stockstar, CFO Meining and CFO Zhengning, CFO Zhengtong, CFO Zhengyong, CFO Chongzhi, CFO Shangtong and CFO Securities Consulting are located in Shanghai, leasing approximately 3,515 square meters. CFO Genius, CFO Jujin, CFO Juda, CFO Newrand, CFO Newrand Training, CFO Shenzhen Shangtong and CFO Shangtong Shenzhen Branch are located in Shenzhen, leasing approximately 1,877 square meters. Daily Growth Securities, Daily Growth Futures, Wealth Management and Daily Growth Investment Services are located in Hong Kong, leasing approximately 487 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
We are the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through the web portals, http://www.jrj.com and http://www.stockstar.com, we provide individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through our subsidiary, CFO Genius, we provide financial information database and analytics to institutional customers including domestic securities and investment firms. Through our subsidiary, Daily Growth Securities, we provide securities brokerage services for stocks listed on the Hong Kong Stock Exchange.
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

Our net revenues decreased by 5% to $53.6 million in 2009 from $56.2 million in 2008. Our net loss was $6.2 million in 2009. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription periods. Our deferred revenues were $45.2 million as of December 31, 2009, compared to $37.0 million as of December 31, 2008.
Our principal capital expenditures for 2007, 2008 and 2009 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $3.8 million, $5.0 million and $4.5 million, respectively.
Key factors affecting our operating results and financial condition
Some of the key factors affecting our operating results and financial condition include the following:
•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;
•	termination of our TopView series of market data analysis products. On December 31, 2008, SSE Infonet Ltd. Co terminated the provision of TopView data to third-party software vendors, including us. We subsequently terminated the offering of TopView products to our customers. Our 2009 operating results were impacted from the TopView termination;
•	contribution of alternative revenue resources such as revenues from online advertising;
•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;
•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;
•	other tax incentives we receive from PRC tax authorities resulting from CFO Success, CFO Zhengning and CFO Jujin being the “New Software Manufacture Enterprises” and CFO Software, CFO Meining and CFO Genius being the “High and New Technology” companies;
•	our cost structure, including, in particular, our cost for raw data, bandwidth costs and personnel-related expenses;
•	the desirability of our service packages relative to other products and offerings available in the market;
•	our ability to benefit from the acquisition of CFO Stockstar, CFO Genius, Daily Growth Securities and the contractual arrangements with CFO Newrand, CFO Huifu and CFO Zhongcheng, CFO Qicheng, CFO Yingchuang, CFO Fuhua, CFO Decheng, CFO Shenzhen Shangtong, CFO Shangtong, CFO Chongzhi, CFO Chuangying and CFO Securities Consulting; and
•	PRC telecommunication and regulatory policies.

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
To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $4.0 million in 2009, representing a 35% increase from the $2.9 million contributed in 2008. Revenues from advertising accounted for 7.4% of our net revenues in 2009. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising was not considered a core service line of our business in 2009.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $4.4 million in revenue for VAT refunds in 2009.
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
Net revenues
Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We pay business tax in the PRC on revenues from advertising-related business and from mobile value-added services.

We derive revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2007	2008	2009

Subscription fees	$22,712,043	$49,551,711	$46,175,235
Advertising revenue	1,560,194	2,946,389	3,985,699
SMS revenue	1,339,321	1,047,218	1,025,927
Brokerage service revenue	80,896	956,549	2,228,630
Others	210,620	1,740,901	190,386

Total revenue from external customers	$25,903,074	$56,242,768	$53,605,877

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
Cost of revenues
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, rent and content expenses for our jrj.com and stockstar.com websites. Cost of revenues accounted for 17% and 15% of our net revenues in 2008 and 2009, respectively. The absolute amount of cost of revenue was decreased from 2008, primarily due to the termination of providing TopView products. As we began to provide Topview products in early 2008, the Topview cost was $3.3 million in 2008, representing 35% of cost of revenues.
Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.
Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center (IDC) for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees is the largest component of our cost of revenues, constituting 34% of our cost of revenues in 2009.

Cost of raw data. Our cost of raw data consists of fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, without regard to the level of use, for a term, typically less than three years, depending on the provider. Our cost of raw data is likely to be our most variable element of cost of revenues. Our cost of raw data is expected to increase:
•	if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources; or
•	due to rate increases we may experience in the future upon renewal of our existing agreements.
Salary and compensation. Salary and compensation expenses include wages, bonuses and other benefits, including welfare benefits. Salary and compensation included in our cost of revenues relate to our web content personnel.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily our network and servers. We include depreciation within cost of revenues when the relevant assets are directly related to the provision of our web content.
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the cost of revenue and operating expense financial statement line items, as appropriate. The increase in absolute amount of operating expenses is primarily due to increased headcount in sales and marketing, product development and web portal operations as well as additional marketing expenses associated with partnership expansion.
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
Stock option plan and option agreements
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006 and June 2009, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan is 18,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2009. We granted options under the 2004 Plan with the right to purchase up to 5,688,488 ordinary shares

(including 90,000 options to eligible individual consultants and advisors) in 2004, of which 627,000 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by several former employees as of December 31, 2009. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,003,000 ordinary shares, of which 899,640 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In July 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 172,760 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with right to purchase up to 2,820,840 ordinary shares, of which 970,000 unvested options have been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares and 379,200 unvested options have been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As of December 31, 2009, options to purchase 3,666,760 ordinary shares were available for future grant under the 2004 Plan.
The 700,000 options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The 3,272,000 options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The 390,000 and 100,000 options we granted in January and March, 2008 respectively have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The 480,000 and 1,850,840 options we granted in June and December, 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The 10,000 options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019.
Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time; provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2009, we have a total number of 8,344,258 options that are currently vested and exercisable for ordinary shares.
We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors of the company, of which 5,734,500 ordinary shares have been exercised as of December 31, 2009.

On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible to participate in the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2009, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for another three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.
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
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
Stock-based compensation. Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

For share-based compensation awards issued to non-employees, we uses the Black-Scholes Option Pricing Model to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete. Prior to the measurement date, non-employee share-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.
For the nonvested shares granted with performance condition, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken in to consideration in determining fair value of the nonvested shares granted.
Cost method investment. In December 2005, we purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. The investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, we carry the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. We recorded an other-than-temporary impairment charge totaling $11,127,000 for the year ended December 31, 2007. No impairment charges were recorded for the years ended December 31, 2008 and 2009.
Goodwill. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
We completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performs goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. Based on the Group’s assessment, there was no impairment of goodwill for the years ended December 31, 2007, 2008 and 2009.
The total carrying amount of goodwill is $12,602,699 as of December 31, 2009; this amount is allocated to four reporting unites, which are Southern China, Eastern China, Northern China and Hong Kong. For the year 2009, we performed the impairment assessment for goodwill for these four reporting unites. The fair value of each reporting units is substantially higher than their carrying value, respectively. Therefore, we recognized no impairment loss of goodwill in 2009.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit:
•	The revenue growth is projected at a compound annual growth rate, or CAGR. For the year 2010-2014, the CAGR of the four reporting units are approximately 20%, 12%, 10%, 8%, 3% for Southern China, 36.2%, 19%, 12%, 10%, 5% for Eastern China, 20%, 12%, 10%, 8%, 3% for Northern China and 39.8%, 24.3%, 19.9%, 9.8%, 8.6% for Hong Kong, which is within the range of comparable companies at the time of valuation.
•	In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable.
•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.
•	To maintain normal operations, capital expenditures are estimated to be around 6%, 8%, 6%, and 6.34% of revenue for the four reporting units, respectively.
•	The working capital requirement is estimated based on main accounts turnover days.
•	A perpetual growth rate after 2014 is assumed to be at 3% per year for the four reporting units.
•	The weighted average cost of capital, or WACC, used in the calculation is 21%, 21%, 21% and 19% for the four reporting units, respectively.
Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.
Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2008 and 2009.

Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

(in thousands of U.S. dollars, except as %	For the year ended December 31,
of net revenues)(1)	2007 (2)(3)		2008 (3)		2009
	(As adjusted)		(As adjusted)
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues	$26,570	102.6%	$57,146	101.6%	$55,108	102.8%
Business tax	(667)	(2.6)	(903)	(1.6)	(1,502)	(2.8)

Net revenues	25,903	100%	56,243	100%	53,606	100%
Cost of revenues	(4,427)	(17.1)	(9,367)	(16.7)	(8,147)	(15.2)

Gross profit	21,476	82.9	46,876	83.3	45,459	84.8
Operating expenses:
General and administrative	(7,784)	(30.1)	(15,371)	(27.3)	(16,982)	(31.7)
Product development	(2,269)	(8.8)	(5,635)	(10.0)	(10,754)	(20.1)
Sales and marketing	(6,924)	(26.7)	(13,521)	(24.0)	(26,095)	(48.7)

Total operating expenses	(16,977)	(65.5)	(34,527)	(61.4)	(53,831)	(100.4)
Subsidy income	136	0.5	437	0.8	567	1.1
Income (loss) from operations	4,635	17.9	12,786	22.7	(7,805)	(14.6)
Interest income	1,105	4.3	1,608	2.9	1,352	2.5
Exchange gain (net)	424	1.6	1,490	2.6	2	—
Other expense (income), net	9	0.03	(169)	(0.3)	(217)	(0.4)
Loss from impairment of cost method investment	(11,127)	(43.0)	—	—	—	—
(Loss) income before income taxes benefit (provision)	(4,954)	(19.1)	15,715	27.9	(6,668)	(12.4)
Purchased pre-acquisition earning	—	—	227	0.4	—	—
Income tax benefit	809	3.1	3,047	5.4	446	0.8
Net income (loss)	(4,145)	(16.0)	18,989	33.8	(6,222)	(11.6)
Less: net loss attributable to noncontrolling interests	15	0.06	31	0.1	2	—

Net income (loss) attributable to China Finance Online Co., Ltd.	$(4,130)	(15.9%)	$19,020	33.8%	$(6,220)	(11.6%)

(1)	For the results of operations for a specified period, all translations from Renminbi to U.S. dollars were calculated by using the average of the exchange rates on each day during the period. All translations from Renminbi to U.S. dollars were calculated for the periods listed below at the corresponding rates

For the years ended December 31,	RMB per US$1.00
2004	8.2780
2005	8.1472
2006	7.9693
2007	7.6072
2008	6.9477
2009	6.8310
For consolidated balance sheet data, all translations from Renminbi to U.S. dollars were calculated at the exchange rate at the end of that year. The exchange rates were as set forth below as of the corresponding dates:

As at December 31,	RMB per US$1.00
2004	8.2765
2005	8.0702
2006	7.8087
2007	7.2946
2008	6.8225
2009	6.8282

(2)	In 2007, the Company adopted the authoritative pronouncement “Accounting for Uncertainty in Income Taxes.”

(3)	In 2009, the Company adopted the authoritative pronouncement on noncontrolling interests in consolidated financial statements on January 1, 2009, which was applied retrospectively. The following adjustments have been made:

a)	the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,

b)	the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income.

Year ended December 31, 2009 compared to year ended December 31, 2008
Revenues
Our gross revenues decreased by 3.6% from $57.1 million in 2008 to $55.1 million in 2009. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2009 is $45.2 million, compared to $37.0 million at the end of 2008. Such increase in deferred revenue will be recorded as net revenues over the next several quarters.
Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2009, increased to $4.0 million in 2009 from $2.9 million in 2008.
Our net revenues derived from brokerage income were $2.2 million in 2009, representing 4.2% of total net revenues for the year.
Our business taxes attributable to our gross revenues increased from $903,000 in 2008 to $1.5 million in 2009, primarily due to the increase in volume of our advertising businesses. After taking into account business taxes attributable to our gross revenues, our net revenues decreased by 4.7% to $53.6 million in 2009 from $56.2 million in 2008.
Cost of revenues
Our cost of revenues in 2009 decreased by 13% to $8.1 million from $9.4 million in 2008, primarily due to the termination of TopView products to our customers, which was effective on January 1, 2009.
Gross profit
As a result of the foregoing, our gross profit decreased by 3% to $45.4 million in 2009 from $46.9 million in 2008.
Operating expenses
Our operating expenses increased by 56% to $53.8 million in 2009 from $34.5 million in 2008. The increase in our operating expenses was primarily due to increased headcount in sales and marketing, product development and web portal operations as well as additional marketing expenses associated with partnership expansion. Operating expenses as a percentage of net revenues increased to 100.4% in 2009 from 61.4% in 2008.
General and administrative. Our general and administrative expenses increased by 10% to $17.0 million in 2009 from $15.4 million in 2008 due primarily to an increase in our employee headcount. Our general and administrative expenses as a percentage of net revenues increased to 31.7% in 2009 from 27.3% in 2008.
Product development. Our product development expenses increased by 91% to $10.7 million in 2009 from $5.6 million in 2008, primarily due to increased headcount in product development. Our product development expenses increased as a percentage of net revenues to 20.1% in 2009 from 10.0% in 2008.
Sales and marketing. Our sales and marketing expenses increased by 93% to $26.1 million in 2009 from $13.5 million in 2008. This was primarily due to an increase in compensation expenses, particularly commissions and bonus, to our sales and marketing personnel of 6.4 million, and an increase in advertising fees and marketing promotion expense of 3.2 million. Our sales and marketing expenses as a percentage of net revenues increased to 48.7% in 2009 from 24.0% in 2007.
Income (loss) from operations
Our loss from operations was $7.8 million compared to operating income of $12.8 million in 2008, and our operating margin decreased to -14.6% in 2009 from 22.7% in 2008.
Interest income
Our interest income decreased by 16% to $1.4 million in 2009 from $1.6 million in 2008.

Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon, and, accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required mobile value-added service, or MVAS, providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of approximately $1.3 million in our consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies, Moloon’s financial conditions deteriorated. Following an independent valuation of our cost method investment in Moloon prepared by American Appraisal China Limited, we recorded a non-cash investment impairment of approximately $11.1 million in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.6 million to $1.5 million, 88% off the book value. We fully relied on the valuation prepared by American Appraisal China Limited of the Group’s cost method investment in Moloon and there was no impairment presented for 2008 and 2009.
We do not expect the impairment charge against our investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on our core business.
Income tax benefit
Our wholly owned subsidiaries, CFO Zhengning and CFO Success, enjoy preferential tax treatments in China. CFO Success enjoys exemption from enterprise income tax for 2008 and 2009, and a preferential enterprise income tax rate of 12.5% from 2010 to 2012. CFO Zhengning enjoys exemption from enterprise income tax for 2008, and a preferential enterprise income tax rate of 12.5% from 2009 to 2011. In addition, CFO Software, CFO Genius and CFO Meining classified as “High and New Technology Enterprises.” CFO Software enjoys a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoy preferential tax treatment and a preferential enterprise income tax rate of 15%. Furthermore, CFO Stockstar, CFO Jujin, CFO Newrand and CFO Newrand Training are entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and eventually transition to the standard 25% in 2012. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. Accordingly, we recognized an income tax benefit of $446,000 for 2009.
Net income / (loss)attributable to the Company
Our net loss attributable to the Company was $6.2 million in 2009 compared to a net income attributable to the Company of $19.0 million in 2008, and our net margin decreased to -11.6% in 2009 from 33.8% in 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007
Revenues
Our gross revenues increased by 115% from $26.6 million in 2007 to $57.1 million in 2008. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2008 was $37.0 million, compared to $25.1 million at the end of 2007. The significant increase in deferred revenue as of December 31, 2008 was due to our strong performance in the subscription business.
Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2008, increased to $2.9 million in 2008 from $1.6 million in 2007.
Our net revenues derived from brokerage income were $957,000 in 2008, representing 1.7% of total net revenues for the year.
Our business taxes attributable to our gross revenues increased from $667,000 in 2007 to $903,000 in 2008, primarily due to the increase in the volume of the subscription and advertising businesses. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 117% to $56.2 million in 2008 from $25.9 million in 2007.
Cost of revenues
Our cost of revenues in 2008 increased by 112% to $9.4 million from $4.4 million in 2007 partly because our website maintenance and development expenses increased to $4.6 million in 2008 from $2.9 million in 2007, which consists of bandwidth costs, salary and compensation, server depreciation expenses, rent, cost of raw data and content expenses for our jrj.com and stockstar.com websites. Other fees included the raw data fee of $3.3 million for TopView that we began to purchase early in 2008. As discussed in this Annual Report on Form 20-F, effective January 1, 2009, we have terminated the offering of TopView products to our customers.
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
Loss from impairment of cost method investment
In December 2005, we purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. We do not exert significant influence over the operating and financial activities of Moloon and, accordingly, the investment has been recorded as a cost method investment.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, China Mobile Communication Corporation announced policy changes which, among others, required MVAS providers to extend free trial periods for customers prior to subscriptions and to send reminders to customers confirming new and existing subscriptions. These policy changes had a substantial negative impact on Moloon’s MVAS business. Consequently, following an independent valuation prepared by American Appraisal China Limited, we determined that our investment in Moloon was impaired and recorded an impairment loss of approximately $1.3 million in our consolidated statements of operations for 2006.
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies, Moloon’s financial conditions deteriorated. Following an independent valuation of our cost method investment in Moloon prepared by American Appraisal China Limited, we recorded a non-cash investment impairment of approximately $11,1 million in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.6 million to $1.5 million, 88% off the book value. We fully relied on the valuation prepared by American Appraisal China Limited of the Group’s cost method investment in Moloon, and there was no impairment during the years 2008 and 2009.
We do not expect the impairment charge against our investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on our core business.

Income tax benefit
Our wholly owned subsidiaries, CFO Zhengning and CFO Success, enjoy preferential tax treatments in China. CFO Success enjoys exemption from enterprise income tax for 2008 and 2009, and a preferential enterprise income tax rate of 12.5% from 2010 to 2012. CFO Zhengning enjoys exemption from enterprise income tax for 2008, and a preferential enterprise income tax rate of 12.5% from 2009 to 2011. In addition, CFO Software, CFO Genius and CFO Meining classified as “High and New Technology Enterprises.” CFO Software enjoys a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoy preferential tax treatment and a preferential EIT rate of 15%. Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand are entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for the years 2008, 2009, 2010 and 2011, respectively, and eventually transition to the standard 25% in 2012. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. Accordingly, we recognized an income tax benefit of $3.0 million for 2008.
Net income/(loss) attributable to the Company
Our net income attributable to the Company was $19.0 million in 2008 compared to a net loss attributable to the Company of $4.1 million in 2007, and our net margin increased to 33.8% in 2008 from -15.9% in 2007.
B. Liquidity and capital resources.
Cash flows and working capital
As of December 31, 2009, we had approximately $107.4 million in cash and cash equivalents. As of the same date, we did not have any outstanding debt. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2007, 2008 and 2009:

	For the year ended December 31,
(in thousands of U.S. dollars)	2007	2008	2009
Net cash provided by operating activities	$28,426	$27,849	$16,231
Net cash used in investing activities	(4,830)	(7,410)	(6,472)
Net cash provided by financing activities	3,226	573	189
Net increase in cash and cash equivalents	29,773	22,815	9,847
Cash and cash equivalents at beginning of year	44,956	74,729	97,544
Cash and cash equivalents at end of year	$74,729	$97,544	$107,391
Net cash provided by operating activities was $16.2 million in 2009 compared to $27.8 million in 2008.
Net cash used in investing activities was $6.5 million in 2009, compared to net cash used in investing activities of $7.4 million in 2008.
Net cash provided by financing activities was $189,000, mainly due to the proceeds from exercise of stock options by our employees and consultants. Net cash provided by financing activities in 2008 was $573,000. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
Capital resources
Our principal capital expenditures for 2007, 2008 and 2009 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $3.8 million, $5.0 million and $4.5 million, respectively.

Capital expenditures in 2008 and 2009 have been, and our 2010 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income, should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $60 million, or 61.9%, of our total consolidated net assets, as of December 31, 2009.
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
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2009 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	2,535,100	916,912	3,452,012
1 – 3 years	1,907,031	130,278	2,037,309
3 – 5 years	—	—	—
Apart from such premises, as of December 31, 2009, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
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
Foreign currency risk
Substantially all our revenues and expenses are denominated in Renminbi and a substantial portion of our cash is kept in Renminbi, but as noted above, a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have recorded foreign exchange gains of $1,874 in net income in 2009, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 6.5% and 1% against the U.S. dollar in 2008 and 2009, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.
H. Recently issued accounting pronouncements not yet adopted.
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.
In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.
On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.
In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of our company as of the date of this report.

Name	Age	Position
Zhiwei Zhao	46	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	53	Chairman of the Board of Directors
Kheng Nam Lee(1)	62	Director
Ling Wang(1)(2)(3)	47	Director
Fansheng Guo(1)(2)(3)	54	Director
Jun (Jeff) Wang +	39	Chief Financial Officer
Caogang Li	44	Chief Operating Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
The address of each of our executive officers and directors is 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, China 100033.
Biographical Information
Hugo Shong has served as our director since May 2004. He was elected as the Chairman of our Board of Directors as of July 25, 2005 and has been in that position since then. Mr. Shong has been an executive vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.
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
Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman of the board of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.
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
In 2009, we paid aggregate cash compensation of approximately $944,145 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the chief executive officer or chief financial officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive or chief financial officer.
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

Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2011.
Employee’s stock option plan
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006 and June 2009 respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan is 18,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2009. In 2004, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,688,488 ordinary shares, of which 627,000 unvested options has been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,003,000 ordinary shares, of which 899,640 unvested options has been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 172,760 unvested options has been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with a right to purchase up to 2,820,840 ordinary shares, of which, 970,000 unvested options has returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares and 379,200 unvested options have been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. As of December 31, 2009, options to purchase 3,666,760 ordinary shares were available for future grant.
The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on March 5, 2009. The options we granted in June 2004 have an exercise price of $1.04 per share and will expire on March 5, 2009. The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share, respectively. The 700,000 options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The 3,272,000 options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The 100,000 and 150,000 options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The 323,000 and 3,000 options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The 390,000 and 100,000 options we granted in January and March, 2008 respectively have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The 480,000 and 1,850,840 options we granted in June and December, 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The 10,000 options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019.

Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2009, we have a total number of 8,344,258 options that are currently vested and exercisable for ordinary shares.
The table below sets forth the option grants made to our directors and executive officers pursuant to the 2004 Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
Hugo Shong	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Kheng Nam Lee	*	$0.160	February 18, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Fansheng Guo	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Ling Wang	*	$0.160	January 5, 2004	March 5, 2009
	*	$1.040	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
Caogang Li	*	$1.158	November 30, 2005	November 30, 2015
	*	$0.96	January 18, 2007	January 17, 2017
Zuoli (Alex) Xu	*	$1.26	December 1, 2008	November 30, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2009, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan.
The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	8.16%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	9.62%
Based on our operating performance for 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance for 2009, no granted shares were activated in 2009. As of December 31, 2009, 7,215,040 shares were vested.
In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.
C. Board practices.
In 2009, our directors met in person or passed resolutions by unanimous written consent six times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.
Board committees
Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Ling Wang and Fansheng Guo. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:
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
Compensation committee. Our current compensation committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2). Our compensation committee is responsible for:
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
Nominations committee. Our current nominations committee consists of Ling Wang and Fansheng Guo. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
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
D. Employees. Most of our full-time employees are located in Beijing, Shanghai, Shenzhen and Hong Kong with the remainder in miscellaneous locations. 767 are located in Beijing; 529 are located in Shanghai; 277 are located in Shenzhen; and 30 are located in Hong Kong as of December 31, 2009.
We believe we maintain a good working relationship with our employees.
China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. See “Item 3.D. Key Information — Risk Factors — Risks related to our business — PRC’s new labor law restricts our ability to reduct our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.
As of December 31, 2009, 110,250,163 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 20,379,507 of our ADSs were outstanding.
The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own any of our ordinary shares.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,250,163 ordinary shares outstanding.

*	Unless otherwise noted, the address of each shareholder is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder

IDG Technology Venture Investment, Inc.(1)	16,248,507	14.74%
IDG Technology Venture Investments, LP (2)	6,723,115	6.10%
Vertex Technology Fund (III) Ltd. (3)	7,595,569	6.89%
Jianping Lu (4)	7,156,121	6.49%
Ling Zhang (5)	8,746,370	7.93%
C&F International Holdings Limited (6)	10,558,493	9.58%
FMR LLC (7)	10,993,840	9.97%
Directors and executive officers

Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	8,946,036	8.11%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
Zuoli (Alex) Xu	*	*
All current directors and executive officers as a group (8 persons)	12,699,248	11.52%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes16,248,507 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 7,595,569 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2009 in the form of 1,519,113 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)	Includes 10,558,493 ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.

(7)	Includes 10,993,840 ordinary shares held by Fidelity Management & Research Company(“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 10,993,840 shares owned by the funds. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds. The registered address of FMR LLC is 82 Devonshire Street, Boston, MA 02109, U.S.A.
None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

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
Loan Agreements. We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Jun Ning. The initial term of these loans is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect CFO Fuhua to continue to provide the aforesaid Internet content and advertising related services once CFO Beijing is qualified to do so. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.
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
Strategic Consulting Service Agreement. CFO Software provides CFO Premium exclusive strategic consulting and related services for CFO Premium’s business, including (1) valuation of new products/services; (2) industry investigation and survey; (3) marketing and promotion strategies; (4) staff training and (5) other services relating to CFO Premium’s business. The term of this agreement is 20 years. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on a quarterly basis in writing and paid by CFO Premium within three months after the accounting date.
Technical Support Agreement. CFO Software provides CFO Premium with exclusive technical support services for the maintenance of CFO Premium’s servers, networks and other equipment, software and systems. As consideration for the foregoing services provided by CFO Software, CFO Premium pays CFO Software annual service fees in the amount equivalent to 30% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on a quarterly basis in writing and paid by CFO Premium within three months after the accounting date.
Operation Agreement. CFO Software will, according to operational needs of CFO Premium provide support for the business operation of CFO Premium, including (1) acting as the guarantor to guarantee CFO Premium’s performance of its obligations under the contracts, agreements or transactions entered into between CFO Premium and third parties in relation to the business operation of CFO Premium; (2) making recommendations to CFO Premium individuals to be appointed as directors or senior management personnel of CFO Premium and (3) provision of guidance and recommendations on the policy daily operation, financial management and human resource. Without obtaining the written consent of CFO Software in advance, CFO Premium shall not engage in any activities that could seriously affect the assets, rights, obligations or operations of CFO Premium, including without limitation (i) borrowing loans from a third party or undertake any debt liability; (ii) selling to or receiving from a third party any assets or rights and (iii) pledging its own assets to provide guarantees for a third party. As consideration for the foregoing operation support provided by CFO Software, CFO Premium will pay CFO Software annual service fees in the amount equivalent to 40% of CFO Premium’s profit for the respective year, which will be determined by CFO Software and CFO Premium on a quarterly basis in writing and paid by CFO Premium within three months after the accounting date. CFO Premium shall not, without the written consent of CFO Software, transfer its rights and obligations under the agreement to a third party, whereas, CFO Software, if necessary, may transfer its rights and obligations under the agreement to a third party without the consent of CFO Premium. The term of the agreement is 10 years.

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
Purchase Option Agreement. We entered into a purchase option agreement with each of Wei Xiong, Zhifei Fan and CFO Premium. The terms of these agreements are similar to the terms of the purchase option agreement we entered into with CFO Fuhua and its shareholders described above.
Voting Arrangement. Pursuant to two proxies executed and delivered by Wei Xiong and Zhifei Fan to CFO Software, Wei Xiong and Zhifei Fan have granted CFO Software the power to exercise all their voting rights as shareholders of CFO Premium, including the right to appoint directors, the general manager and other senior managers of CFO Premium. The term of the proxies is 20 years which will be automatically renewed upon the expiration of each term unless we notify Wei Xiong and Zhifei Fan of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Wei Xiong and Zhifei Fan have agreed that they will only revoke the proxies granted to CFO Software when CFO Software delivers a written notice to Wei Xiong and Zhifei Fan requesting such revocation.
Share Pledge Agreement. Pursuant to the share pledge agreement, each of Wei Xiong and Zhenfei Fan have pledged all of his equity interest in CFO Premium to CFO Software to secure the payment obligations of CFO Premium under the technical support agreement, the strategic consulting agreement and the operation agreement between CFO Software and CFO Premium. Each of Xiong Wei and Zhenfei Fan have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Premium or create any other encumbrance on his interest in CFO Premium which may have a material effect on CFO Software’s interest without the written consent of CFO Software, except the transfer of his interest in CFO Premium to us or the third-party assignee designated by us according to the purchase option agreement.
In June 2009, CFO Software exercised its share purchase option under the above purchase option agreement with Wei Xiong, Zhenfei Fan and CFO Premium by designating Zhiwei Zhao and Jun Wang to acquire the 100% equity interests in CFO Premium held by Wei Xiong and Zhenfei Fan respectively. To finance Zhiwei Zhao and Jun Wang for the acquisition, CFO Software extended each of Zhiwei Zhao and Jun Wang a loan with the amount of $77,000 and $63,000, respectively. Wei Xiong and Zhenfei Fan then repaid the loans extended by CFO Software to them under the above loan agreement by using the considerations they got from the acquisition. Following the acquisition, CFO Software entered into a purchase option agreement and a share pledge agreement with Zhiwei Zhao, Jun Wang and CFO Premium, the terms of which are similar to those of the above purchase option agreement and share pledge agreement with Wei Xiong, Zhenfei Fan and CFO Premium. Each of Zhiwei Zhao and Jun Wang also executed and delivered to CFO Software a proxy granting CFO Software the power to exercise all their voting rights as shareholders of CFO Premium.

Contractual Arrangements with CFO Glory and Its Individual Shareholders
In September, 2007, we entered into a series of contractual arrangements with CFO Glory and its individual shareholders Zhiwei Zhao and Jun Wang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Glory include:
•	a strategic consulting service agreement between CFO Software and CFO Glory;
•	a technical support agreement between CFO Software and CFO Glory;
•	an operation agreement between CFO Software and CFO Glory;
•	Loan agreements with Wu Chen, Zhiwei Zhao and Jun Wang. On September 1, 2007, we entered into a loan agreement with Wu Chen and Zhiwei Zhao, the shareholders of CFO Glory, to extend to each of Wu Chen and Zhiwei Zhao a loan in the amount of $77,000 and $63,000, respectively, for the sole purpose of financing their investments in CFO Glory as CFO Glory’s registered capital. On September 10, 2007, we entered into a loan agreement with Jun Wang to extend to Jun Wang a loan in the amount of $77,000 for the sole purpose of financing Jun Wang to acquire Wu Chen’s entire holdings in CFO Glory;
•	a purchase option agreement among CFO Software, CFO Glory, Zhiwei Zhao and Jun Wang;
•	voting arrangements with each of Jun Wang and Zhiwei Zhao regarding their voting rights in CFO Glory; and
•	a share pledge agreement among CFO Software, Zhiwei Zhao and Jun Wang.
Contractual Arrangements with CFO Shangtong and Its Individual Shareholders
In June, 2008, we entered into a series of contractual arrangements with CFO Shangtong and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Shangtong include:
•	a strategic consulting service agreement between CFO Software and CFO Shangtong;
•	a technical support agreement between CFO Software and CFO Shangtong;
•	an operation agreement between CFO Software and CFO Shangtong;
•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Lin Yang and Shaoming Shi to extend to each of them a loan in the amount of $80,615 and $65,958, respectively, for the sole purpose of financing their investments in CFO Shangtong as CFO Shangtong’s registered capital;
•	a purchase option agreement among CFO Software, CFO Shangtong, Lin Yang and Shaoming Shi;
•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Shangtong; and
•	a share pledge agreement among CFO Software, Lin Yang and Shaoming Shi.
In January 2010, CFO Software exercised its share purchase option under the above purchase option agreement with Lin Yang, Shaoming Shi and CFO Shangtong by designating Juanjuan Wang and Minhua Wang to acquire the 100% equity interests in CFO Shangtong held by Lin Yang and Shaoming Shi, respectively. To finance Minhua Wang and Juanjuan Wang for the acquisition, CFO Software extended each of Minhua Wang and Juanjuan Wang a loan in the amount of $65,907 and $80,553, respectively. Shaoming Shi and Lin Yang then repaid the loans extended by CFO Software to them under the above loan agreement by using the consideration that each received from the acquisition. Following the acquisition, CFO Software entered into a purchase option agreement and a share pledge agreement with Juanjuan Wang, Minhua Wang and CFO Shangtong, the terms of which are similar to those of the above purchase option agreement and share pledge agreement with Lin Yang, Shaoming Shi and CFO Shangtong. Each of Juanjuan Wang and Minhua Wang also executed and delivered to CFO Software a proxy granting CFO Software the power to exercise all their voting rights as shareholders of CFO Shangtong.

Contractual Arrangements with CFO Chongzhi and Its Individual Shareholders
In June, 2008, we entered into a series of contractual arrangements with CFO Chongzhi and its individual shareholders, Xun Zhao and Zhenfei Fan. CFO Chongzhi is primarily engaged in an internet operation business in China. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Chongzhi include:
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
In January 2010, CFO Software exercised its share purchase option under the above purchase option agreement with Zhenfei Fan, Xun Zhao and CFO Chongzhi by designating Zhengyan Wu to acquire the 55% equity interests in CFO Chongzhi held by Zhengfei Fan. To finance Zhengyan Wu for the acquisition, CFO Software extended Zhengyan Wu a loan in the amount of $80,553. Zhenfei Fan then repaid the loan extended by CFO Software to him under the above loan agreement by using the consideration he received from the acquisition. Following the acquisition, CFO Software entered into a purchase option agreement and a share pledge agreement with Zhengyan Wu, Xun Zhao and CFO Chongzhi, the terms of which are similar to those of the above purchase option agreement and share pledge agreement with Zhenfei Fan, Xun Zhao and CFO Chongzhi. Each of Zhengyan Wu and Xun Zhao also executed and delivered to CFO Software a proxy granting CFO Software the power to exercise all their voting rights as shareholders of CFO Chongzhi.
Contractual Arrangements with CFO Huifu and Its Individual Shareholders
In August and October of 2008, we entered into a series of contractual arrangements with CFO Huifu and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Huifu include:
•	a strategic consulting service agreement between CFO Software and CFO Huifu;
•	a technical support agreement between CFO Software and CFO Huifu;

•	an operation agreement between CFO Software and CFO Huifu;
•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Shaoming Shi and Lin Yang to extend to each of them a loan in the amount of $5,757 and $8,636, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Huifu;
•	a purchase option agreement among CFO Software, CFO Huifu, Shaoming Shi and Lin Yang;
•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Huifu; and
•	a share pledge agreement among CFO Software, Shaoming Shi and Lin Yang.
Contractual Arrangements with CFO Zhongcheng and Its Individual Shareholders
In August and October of 2008, we entered into a series of contractual arrangements with CFO Zhongcheng and its individual shareholders, Shaoming Shi and Lin Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium. Our contractual arrangements with CFO Zhongcheng include:
•	a strategic consulting service agreement between CFO Software and CFO Zhongcheng;
•	a technical support agreement between CFO Software and CFO Zhongcheng;
•	an operation agreement between CFO Software and CFO Zhongcheng;
•	a loan agreement with Shaoming Shi and Lin Yang. We entered into a loan agreement with Shaoming Shi and Lin Yang to extend to each of them a loan in the amount of $3,598 and $68,368, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Zhongcheng;
•	a purchase option agreement among CFO Software, CFO Zhongcheng, Shaoming Shi and Lin Yang;
•	voting arrangements with each of Shaoming Shi and Lin Yang regarding their voting rights in CFO Zhongcheng; and
•	a share pledge agreement among CFO Software, Shaoming Shi and Lin Yang.
In January 2010, CFO Software exercised its share purchase option under the above purchase option agreement with Lin Yang, Shaoming Shi and CFO Zhongcheng by designating Dongmei Wang and Wei Cui to acquire the 100% equity interests in CFO Zhongcheng held by Lin Yang and Shaoming Shi, respectively. To finance Dongmei Wang and Wei Cui for the acquisition, CFO Software extended each of Dongmei Wang and Wei Cui a loan in the amount of $69,569 and $3,662, respectively. Lin Yang and Shaoming Shi then repaid the loans extended by CFO Software to them under the above loan agreement by using the consideration that each received from the acquisition. Following the acquisition, CFO Software entered into a purchase option agreement and a share pledge agreement with Dongmei Wang, Wei Cui and CFO Zhongcheng, the terms of which are similar to those of the above purchase option agreement and share pledge agreement with Lin Yang, Shaoming Shi and CFO Zhongcheng. Each of Dongmei Wang and Wei Cui also executed and delivered to CFO Software a proxy granting CFO Software the power to exercise all their voting rights as shareholders of CFO Zhongcheng.

Contractual Arrangements with CFO Newrand and Its Individual Shareholders
Loans to Lin Yang and Linghai Ma. On October 17, 2008, CFO Software entered into a loan agreement with Lin Yang, to extend to Lin Yang a loan in the amount of $620,587 for the sole purpose of financing his acquisition of 17.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Zhiwei Zhao and Jun Wang with respect to financing their investment in CFO Premium. On October 17, 2008, CFO Success and CFO Software entered into a loan agreement with Linghai Ma. Under the loan agreement, each of CFO Success and CFO Software agreed to extend to Linghai Ma a loan in the amount of $2,080,474 and $845,151, respectively, for the sole purpose of financing his acquisition of 82.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Zhiwei Zhao and Jun Wang with respect to financing their investment in CFO Premium.
Purchase option agreement. CFO Software entered into a purchase option agreement with Lin Yang on October 17, 2008. In addition, on the same date, Linghai Ma entered into a purchase option agreement with CFO Software and CFO Success. The terms of these two agreements are similar to the purchase option agreement entered into among CFO Software, Zhiwei Zhao and Jun Wang in respect of their equity interests in CFO Premium. Furthermore, under the purchase option agreements, each of Lin Yang and Linghai Ma is required to issue a proxy to the satisfaction of CFO Software (and CFO Success in case of Linghai Ma). The proxy shall grant CFO Software or CFO Success or its designee, who shall be a PRC citizen, the power to exercise Lin Yang’s or Linghai Ma’s voting rights as a shareholder of CFO Newrand, including the right to appoint directors, the general manager and other senior managers of CFO Newrand.
Contractual Arrangements with CFO Chuangying and Its Individual Shareholders
In January and February 2009, we entered into a series of contractual arrangements with CFO Chuangying and its individual shareholders, Yang Yang and Zhenfei Fan. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium and its individual shareholders. Our contractual arrangements with CFO Chuangying and its individual shareholders include:
•	a strategic consulting and service agreement between CFO Software and CFO Chuangying;
•	a technical support agreement between CFO Software and CFO Chuangying;
•	an operation agreement between CFO Software and CFO Chuangying;
•	a loan agreement with Yang Yang and Zhenfei Fan. We entered into a loan agreement with Yang Yang and Zhenfei Fan to extend to each of them a loan in the amount of $322,100 and $263,500, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Chuangying;
•	a purchase option agreement among CFO Software, CFO Chuangying, Yang Yang and Zhenfei Fan; and
•	voting arrangements with each of Yang Yang and Zhenfei Fan regarding their voting rights in CFO Chuangying.

In October 2009, CFO Software exercised its share purchase option under the above purchase option agreement with Yang Yang, Zhenfei Fan and CFO Chuangying by designating Zhiwei Zhao and Jun Wang to acquire the 100% equity interests in CFO Chuangying held by Yang Yang and Zhenfei Fan respectively. To finance Zhiwei Zhao and Jun Wang for the acquisition, CFO Software extended each of Zhiwei Zhao and Jun Wang a loan in the amount of $322,100 and $263,500, respectively. Yang Yang and Zhenfei Fan then repaid the loans extended by CFO Software to them under the above loan agreement by using the consideration they each received from the acquisition. Following the acquisition, CFO Software entered into a purchase option agreement with Zhiwei Zhao, Jun Wang and CFO Chuangying, the terms of which are similar to those of the above purchase option agreement with Yang Yang, Zhenfei Fan and CFO Chuangying. Each of Zhiwei Zhao and Jun Wang also executed and delivered to CFO Software a proxy granting CFO Software the power to exercise all their voting rights as shareholders of CFO Chuangying.
Contractual Arrangements with CFO Shenzhen Shangtong and Its Individual Shareholders
In August 2009, we entered into a series of contractual arrangements with CFO Shenzhen Shangtong and its individual shareholders, Lin Yang and Shaoming Shi. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium and its individual shareholders. Our contractual arrangements with CFO Shenzheng Shantong and its individual shareholders include:
•	a strategic consulting service agreement between CFO Success and CFO Shenzhen Shangtong;
•	a technical support agreement between CFO Success and CFO Shenzhen Shangtong;
•	an operation agreement between CFO Success and CFO Shenzhen Shangtong;
•	a loan agreement with Lin Yang and Shaoming Shi. We entered into a loan agreement with Lin Yang and Shaoming Shi to extend to each of them a loan in the amount of $80,500 and $65,900, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Shenzhen Shangtong;
•	a purchase option agreement among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Shaoming Shi;
•	voting arrangements with each of Lin Yang and Shaoming Shi regarding their voting rights in CFO Shenzhen Shangtong; and
•	a share pledge agreement among CFO Success, Lin Yang and Shaoming Shi.
Contractual Arrangements with CFO Qicheng and Its Individual Shareholders
In November 2009, we entered into a series of contractual arrangements with CFO Qicheng and its individual shareholders, Lin Yang and Yang Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium and its individual shareholders. Our contractual arrangements with CFO Qicheng and its individual shareholders include:
•	a strategic consulting service agreement between CFO Chuangying and CFO Qicheng;
•	a technical support agreement between CFO Chuangying and CFO Qicheng;
•	an operation agreement between CFO Chuangying and CFO Qicheng;
•	a loan agreement with Lin Yang and Yang Yang. We entered into a loan agreement with Yang Yang and Lin Yang to extend to each of them a loan in the amount of $80,500 and $65,900, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Qicheng;

•	a purchase option agreement among CFO Chuangying, CFO Qicheng, Lin Yang and Yang Yang;
•	voting arrangements with each of Lin Yang and Yang Yang regarding their voting rights in CFO Qicheng; and
•	a share pledge agreement among CFO Chuangying, Lin Yang and Yang Yang.
Contractual Arrangements with CFO Yingchuang and Its Individual Shareholders
In November 2009, we entered into a series of contractual arrangements with CFO Yingchuang and its individual shareholders, Lin Yang and Yang Yang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium and its individual shareholders. Our contractual arrangements with CFO Yingchuang and its individual shareholders include:
•	a strategic consulting service agreement between CFO Chuangying and CFO Yingchuang;
•	a technical support agreement between CFO Chuangying and CFO Yingchuang;
•	an operation agreement between CFO Chuangying and CFO Yingchuang;
•	a loan agreement with Yang Yang and Lin Yang. We entered into a loan agreement with Yang Yang and Lin Yang to extend to each of them a loan in the amount of $80,500 and $65,900, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Yingchuang;
•	a purchase option agreement among CFO Chuangying, CFO Yingchuang, Lin Yang and Yang Yang;
•	voting arrangements with each of Lin Yang and Yang Yang regarding their voting rights in CFO Yingchuang; and
•	a share pledge agreement among CFO Chuangying, Lin Yang and Yang Yang.
Contractual Arrangements with CFO Decheng and Its Individual Shareholders
In November 2009, we entered into a series of contractual arrangements with CFO Decheng and its individual shareholders, Ran Yuan and Zhihong Wang. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Premium and its individual shareholders. Our contractual arrangements with CFO Decheng and its individual shareholders include:
•	a strategic consulting service agreement between CFO Chongzhi and CFO Decheng;
•	a technical support agreement between CFO Chongzhi and CFO Decheng;
•	an operation agreement between CFO Chongzhi and CFO Decheng;
•	a loan agreement with Ran Yuan and Zhihong Wang. We entered into a loan agreement with Ran Yuan and Zhihong Wang to extend to each of them a loan in the amount of $8,050 and $6,590, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Decheng;

•	a purchase option agreement among CFO Chongzhi,CFO Decheng, Ran Yuan and Zhihong Wang;
•	voting arrangements with each of Ran Yuan and Zhihong Wang regarding their voting rights in CFO Decheng; and
•	a share pledge agreement among CFO Chongzhi, Ran Yuan and Zhihong Wang.
Contractual Arrangements in connection with Information and Technology Support
Information and Technology Support Agreement with CFO Newrand. In October 2008 and October 2009, each of CFO Zhengning, CFO Meining, CFO Wisdom, CFO Fuhua, CFO Beijing, CFO Software, CFO Success, CFO Genius, CFO Juda, CFO Jujin and CFO Shenzhen Shangtong has entered into an information and technology support agreement with CFO Newrand. According to the agreement, CFO Newrand is the exclusive provider of the following services for us: (i) providing analysis, making forecasts and recommendations to us regarding the trend of securities market and the feasibility of securities investment through oral and written communications, computer network or other methods permitted by the CSRC; (ii) upon our request, organizing seminars, symposium, salon or other meetings and conventions in relation to securities investment and consulting activities; (iii) preparing articles, comments and reports relating to securities and futures investment consultancy; (iv) providing securities and futures investment consulting services for us through telephone, facsimile, computer network and other telecommunication methods; (v) providing securities and futures investment consulting services according to our operation needs through radio, TV and other public media; (vi) providing other securities and futures investment consulting services entrusted by us and (vii) providing other services agreed to by the parties. In consideration for the provision of the above services, we will pay CFO Newrand certain service fees, the amount of which will be determined by the operating costs and other reasonable expenses incurred by CFO Newrand for providing the services. The service fees will be paid within three months after the accounting date. After we had acquired 80% equity in Shanghai Securities Consulting in October 2009 and completed name change procedures of CFO Chuangying at Beijing AIC in December 2009, CFO Newrand dissolved the above agreements with CFO Zhengning, CFO Meining, CFO Wisdom, CFO Fuhua, CFO Beijing, CFO Software and CFO Success, respectively in January 2010. CFO Newrand currently maintains the above agreements with CFO Genius, CFO Juda, CFO Jujin and CFO Shenzhen Shangtong.
Information and Technology Support Agreement with CFO Securities Consulting. In January 2010, each of CFO Zhengning, CFO Meining, CFO Stockstar, CFO Zhengtong, CFO Zhengyong, CFO Decheng and CFO Shangtong entered into an information and technology support agreement with CFO Securities Consulting. The terms of these agreements are similar to the information and technology support agreements we entered into with CFO Newrand.
Information and Technology Support Agreement with CFO Chuangying. In January 2010, each of CFO Wisdom, CFO Fuhua, CFO Beijing, CFO Software, CFO Success, CFO Qicheng and CFO Yingchuang entered into an information and technology support agreement with CFO Chuangying. The terms of these agreements are similar to the information and technology support agreements we entered into with CFO Newrand.

2004 Stock Incentive Plan
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006 and June 2009, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan is 18,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2009. In 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, of which 172,760 unvested options has been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with a right to purchase up to 2,820,840 ordinary shares, of which 970,000 unvested options has returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares and 379,200 unvested options have been returned to the pool of our ungranted options as a result of resignation from employment by a few former employees.
2007 Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible to participate in the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of selected employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees. As of December 31, 2009, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan. Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted shares were activated in 2009. As of December 31, 2009, 7,215,040 shares were vested.
In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grand Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.
Other related party transactions
Shareholders Agreement
Our investors under the shareholders agreement are IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. Pursuant to the shareholders agreement, investors to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities were entitled to certain registration rights with respect to their registrable securities, subject to certain termination conditions as stated below. In October 2004, Vertex Technology Fund (III) Ltd. ceased to hold at least 15% of our registrable securities. In addition, as described below in further detail, on October 24, 2009, one of the termination conditions was satisfied and all registration rights with respect to registrable securities under the shareholders agreement were automatically terminated.

Prior to October 24, 2009, IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. were entitled to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1 million and we were entitled to use Form F-3 (or a comparable form) for such offering.
Holders of registrable securities were permitted to demand a registration on Form F-3 on unlimited occasions, although we were not obligated to affect more than two such registrations in any twelve-month period. Holders of registrable securities were also entitled to ‘‘piggyback’’ registration rights, which could have required us to register all or any part of the registrable securities then held by such holders when we registered any of our ordinary shares.
Registrable securities are ordinary shares not previously sold to the public and issued or issuable to IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd., including (1) ordinary shares issued upon conversion of our preferred shares, (2) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may have also included ordinary shares other than registrable securities.
If any of the offerings involved an underwriting, the managing underwriter of any such offering would have certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights could not be reduced to less than 10% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who had requested their shares to be included in the registration and underwriting. We were generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3 and piggyback registrations.
Pursuant to the shareholder agreement, the foregoing demand, Form F-3 and piggyback registration rights were subject to termination, with respect to any holder of registrable securities, on the earliest of:
•	the fifth anniversary of the consummation of our initial public offering, or October 24, 2009;
•	upon such holder holding less than 1% of our outstanding ordinary shares after our initial public offering; and
•	upon such holder becoming eligible to sell all of such holder’s registrable securities pursuant to Rule 144 under the Securities Act within any three-month period without volume limitations, under Rule 144(k), or under any comparable securities law of a jurisdiction other than the United States for sale of registrable securities in such jurisdiction.
Pursuant to the shareholder agreement, all of the demand, Form F-3 and piggyback registration rights under the shareholders agreement terminated, with respect to any holder of registrable securities, on October 24, 2009, the fifth anniversary of the consummation of our initial public offering.

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
B. Significant changes since December 31, 2009.
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and listing details.
Our ADSs, each representing five of our ordinary shares, have been listed on the Nasdaq Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Our ADSs trade under the symbol “JRJC.”

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2005, 2006, 2007 and 2008 and 2009, (2) each of the quarters since the first quarter in 2008 and (3) each of the six months since November 2009.

	Sales Price
	High	Low
Yearly highs and lows
Year 2005	11.14	5.22
Year 2006	9.68	3.95
Year 2007	47.68	4.53
Year 2008	26.15	4.72
Year 2009	13.54	6.97
Quarterly highs and lows
First Quarter 2008	22.43	10.02
Second Quarter 2008	26.15	13.90
Third Quarter 2008	18.75	10.40
Fourth Quarter 2008	11.62	4.72
First Quarter 2009	11.44	6.97
Second Quarter 2009	13.54	9.17
Third Quarter 2009	13.28	8.64
Fourth Quarter 2009	9.25	7.28
First Quarter 2010	9.01	6.86
Monthly highs and lows
November 2009	9.23	8.10
December 2009	8.24	7.28
January 2010	9.01	7.42
February 2010	7.47	6.86
March 2010	8.31	7.15
April 2010	8.03	7.45
B. Plan of distribution.
Not applicable
C. Markets.
See Item 9.A. above.
D. Selling shareholders.
Not applicable
E. Dilution.
Not applicable
F. Expenses of the issue.
Not applicable
ITEM 10. ADDITIONAL INFORMATION
A. Share capital.
Not applicable.

B. Memorandum and articles of association.
We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-119166) filed with the Commission on October 14, 2004. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on October 14, 2004.
C. Material contracts.
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange controls.
China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the daily exchange rate according to market conditions.
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

E. Taxation.
Hong Kong taxation
Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the year of assessment 2006/2007, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses. For the current year of assessment 2008/2009, the profits tax for corporations decreased to 16.5% and 15% for unincorporated businesses.
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
Estate duty. Estate duties are imposed upon the value of properties situated or deemed to be situated in Hong Kong that pass to a person’s estate upon his or her death. Our ordinary shares are Hong Kong property under Hong Kong law, and accordingly may be subject to estate duty on the death of the beneficial owner of such ordinary shares, regardless of the place of the owner’s residence, citizenship or domicile. We cannot assure investors that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs, notwithstanding that the ADRs representing such ADSs may be situated outside Hong Kong at the date of such death. Hong Kong estate duty is currently imposed on a progressive scale from 5% to 15%, which rate and threshold has been adjusted on a fairly regular basis in the past. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million. By virtue of the Revenue (Abolition of Estate Duty) Ordinance 2005, commenced with effect from estates of persons who passed away on or after 11 February 2006 will not be subject to estate duty.
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

U.S. federal income taxation
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

Passive Foreign Investment Company
We believe that we were not a PFIC for the taxable year 2009. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 and/or later taxable years, as PFIC status is re-tested each year and depends on the facts in such year. For example, we would be a PFIC for the taxable year 2010 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we currently deposit a substantial portion of our net proceeds from our initial public offering in interest-bearing bank accounts, as well as the substantial portion of cash generated from our core business, both of which we book as cash and cash equivalents, but the value of our stock is likely to fluctuate over time. If the value of our outstanding stock were to adversely decrease for an extended period of time in which we hold substantial cash and cash equivalents, we would likely become a PFIC. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering in 2004 that exceeds the immediate capital needs of our active online business is substantial in comparison with the gross income from our business operations.
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
HOLDERS OF OUR ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF THE ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and paying agents.
Not applicable.
G. Statement by experts.
Not applicable.
H. Documents on display.
We have previously filed with the Commission our registration statement on Form F-1, as amended, and our prospectus under the Securities Act, with respect to our ordinary shares.
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission, or the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Please refer to Item 5, “Operating and Financial Review and Prospects; Quantitative and Qualitative Disclosures About Market Risk.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not Applicable.
B. Warrants and Rights
Not Applicable.
C. Other Securities
Not Applicable.
D. American Depository Shares

Fees and Charges Payable by ADS Holders
According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

• Share distributions, stock dividend, stock split, merger

• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

Category	Depositary actions	Associated fee
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:

•     Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

	• The depositary’s or its custodian’s compliance with applicable law, rule or regulation	Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

• Stock transfer or other taxes and other governmental charges

• Cable, telex and facsimile transmission and delivery charges

• fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

• Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

• Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Fees and Payments from the Depositary to US
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. We were entitled to receive maximum annual amount as US$ 250,000 for the year between October 1, 2008 and September 30, 2009 and US$ 290,000 for the year between October 1, 2009 and September 30, 2010 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.
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
There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.
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
We have audited the internal control over financial reporting of China Finance Online Co. Limited and its subsidiaries and its variable interest entities(collectively, the “Group”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board(United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Group and our report dated May 28, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on noncontrolling interests in consolidated financial statements, effective on January 1, 2009.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 28, 2010
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”
Our board of directors has concluded that Mr. Kheng Nam Lee, a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. SEC.
Mr. Kheng Nam Lee will not be deemed an “expert” for any purpose, including, without limitation, for purposes of section 11 of the Securities Act as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.
ITEM 16B. CODE OF ETHICS
See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”
Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at http://www.chinafinanceonline.com/list/en_CorporateGovernance.shtml.

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

	For the Year Ended December 31,
	2009		2008		2007
Audit Fees(1)	US$	735,000	US$	735,000	US$	635,000
Tax Fees(2)		—		119,737		22,278

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte Touche Tohmatsu CPA Ltd.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
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

Exhibit
Number	Description
2.3
Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co., Ltd. and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1
2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2
Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.3 *	Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009

4.4
Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5
Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6
Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.7
Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.8
Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.9
Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.10
Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.11
Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.12
Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

Exhibit
Number	Description
4.13
Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.14
Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15
Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007 (incorporated by reference to Exhibit 4.16 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16
Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.17
Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18
Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.19
Purchase Option and Coopration Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.20
Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd., Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.21 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.21
Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.22 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.22
Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.23
Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan (incorporated by reference to Exhibit 4.24 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

Exhibit
Number		Description
4.24
Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.25
Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.26
Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.27
Purchase Option Agreement dated August 21, 2007 among Fortune Software. Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28
Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.29
Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.30
Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.31
Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.32
Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.33
Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.34
Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.35	*	Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and CFO Premium

4.36	*	Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang

Exhibit
Number		Description
4.37	*	Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang

4.38
Loan Agreement dated January 21, 2009 among CFO Software, Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.39
Purchase Option Agreement dated January 21, 2009 among CFO Software, CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.), Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.93 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.40	*	Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying

4.41	*	Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying

4.42	*	Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying

4.43	*	Framework Agreement for Exercise of Purchase Option dated October 15, 2009 among Yang Yang, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Chuangying and CFO Software

4.44	*	Purchase Option Agreement dated October 15, 2009 among CFO Software, CFO Chuangying, Zhiwei Zhao and Jun Wang

4.45	*	Loan Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi

4.46	*	Share Pledge Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi

4.47	*	Purchase Option Agreement dated August 3, 2009 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Shaoming Shi

4.48	*	Operation Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong

4.49	*	Technical Support Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong

4.50	*	Strategic Consulting and Service Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong

4.51	*	Loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang

4.52	*	Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang

4.53	*	Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang

4.54	*	Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng

4.55	*	Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng

4.56	*	Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng

4.57	*	Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang

Exhibit
Number		Description
4.58	*	Share Pledge Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang

4.59	*	Purchase Option Agreement dated November 25, 2009 among CFO Chuangying, CFO Yingchuang, Yang Yang and Lin Yang

4.60	*	Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang

4.61	*	Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang

4.62	*	Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang

4.63	*	Loan agreement dated November 30, 2009 among CFO Chuangying, Ran Yuan and Zhihong Wang

4.64	*	Share Pledge Agreement dated November 25, 2009 among CFO Chongzhi, Ran Yuan and Zhihong Wang

4.65	*	Purchase Option Agreement dated November 30, 2009 among CFO Chongzhi, CFO Decheng, Ran Yuan and Zhihong Wang

4.66	*	Operation Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng

4.67	*	Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng

4.68	*	Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng

4.69	*
Shanghai Stock Exchange Level-II Quotations License Agreement dated July 30, 2009 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.70
License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007 (incorporated by reference to Exhibit 4.37 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.71	*
Shenzhen Stock Exchange Proprietary Information License Agreement dated April 15, 2010 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.72	*
Securities Information License Contract dated January 28, 2010 between SSE Infonet Ltd. and CFO Software (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.73	*	Shenzhen Stock Exchange Quatations(Web Based Plus Version) License Agreement dated October 21, 2009 between Shenzhen Stock Exchange and Fortune Software (Beijing) Co., Ltd.

Exhibit
Number		Description
4.74	*
Basic Market Prices Agreement dated September 28, 2009 between HKEx Information Services Limited and China Finance Online Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.75	*
China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.76
Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.46 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.77
Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.47 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.78
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.48 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.79
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.49 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.80
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.50 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.81	*	Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 619)

4.82	*	Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdome (Unit 621)

4.83	*	Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 622)

4.84	*	Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Success (Unit 623)

4.85	*	Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Software (Unit 626)

4.86	*	Lease Contract dated March 30, 2009 between Beijing Jintai Hengye Co., Ltd. House Lease Branch and CFO Wisdom (Unit 1106)

4.87	*	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Chuangying (Unit 1125-1136)

4.88	*	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. CFO Yingchuang (Unit 1137-1140)

4.89	*	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Qicheng (Unit 1141-1144)

4.90	*	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Wisdom (Unit 1145-1148)

Exhibit
Number	Description
4.91
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.51 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.92
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited (incorporated by reference to Exhibit 4.52 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.93
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.53 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.94
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.54 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.95
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.55 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.96
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.56 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.97
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.57 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.98
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Eternal Growth Investment Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.58 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.99
Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.100
Labor Contract of Jeff Wang dated May 24, 2006 (incorporated by reference to Exhibit 4.25 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.101	Labor Contract of Zhao Zhiwei dated June 21, 2005 (incorporated by reference to Exhibit 4.26 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2006)

Exhibit
Number		Description
4.102
Form of Amended Change in Control Agreement dated October 15, 2008 (incorporated by reference to Exhibit 4.55 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.103
Engagement Letter between China Finance Online Co., Ltd. and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008 (incorporated by reference to Exhibit 4.67 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.104
Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.57 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.105
Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.58 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.106
Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.59 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.107
Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.60 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.108
Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Lin Yang, Shaoming Shi and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.61 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.109
Share Pledge Agreement dated June 8, 2008 among Lin Yang, Shaoming Shi and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.62 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.110	*
Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Juanjuan Wang, Minghua Wang, Shanghai Shangtong Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

4.111	*	Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Juanjuan Wang, Minghua Wang and Shanghai Shangtong Co., Ltd.

4.112	*	Share Pledge Agreement dated January 5, 2010 among Juanjuan Wang, Minghua Wang and Fortune Software(Beijing) Co., Ltd.

4.113
Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.63 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.114
Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd. (also known as Shanghai Chongzhi Co., Ltd.) (incorporated by reference to Exhibit 4.64 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number		Description
4.115
Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.65 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.116
Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.117
Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Zhenfei Fan, Xun Zhao and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.118
Share Pledge Agreement dated June 8, 2008 among Zhenfei Fan, Xun Zhao and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.119	*	Framework Agreement on Exercising Purchase Option dated January 8, 2010 by and among Zhenfei Fan, Xun Zhao, Zhengyan Wu, Shanghai Chongzhi Co., Ltd., and Fortune Software (Beijing) Co., Ltd.

4.120	*	Purchase Option and Cooperation Agreement dated January 8, 2010 among Fortune Software(Beijing) Co., Ltd., Zhengyan Wu, Xun Zhao and Shanghai Chongzhi Co., Ltd.

4.121	*	Share Pledge Agreement dated January 8, 2010 among Zhengyan Wu, Xun Zhao and Fortune Software(Beijing) Co., Ltd.

4.122
Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.69 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.123
Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (formerly known as Beijing Tongxinshengshi Environment Engineering Co., Ltd.) (incorporated by reference to Exhibit 4.70 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.124
Technical Support Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.71 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.125
Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.72 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.126
Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.73 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.127	*	Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Dongmei Wang, Wei Cui, Zhongcheng Futong Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

Exhibit
Number		Description
4.128	*	Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Dongmei Wang, Wei Cui and Zhongcheng Futong Co., Ltd.

4.129	*	Share Pledge Agreement dated January 5, 2010 among Dongmei Wang, Wei Cui and Fortune Software(Beijing) Co., Ltd.

4.130
Share Transfer Agreement dated August 19, 2008 among Lin Yang, Shaoming Shi, Xin Wang and Zhihua Yang (incorporated by reference to Exhibit 4.74 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.131
Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.75 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.132
Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (formerly known as Wisdom Door (Beijing) International Culture Spread Co., Ltd.) (incorporated by reference to Exhibit 4.76 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.133
Technical Support Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.77 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.134
Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.78 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.135
Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.79 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.136
Share Transfer Agreement dated September 25, 2008 among Lin Yang, Shaoming Shi, Yiming Li and Xu Wang (incorporated by reference to Exhibit 4.80 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.137
Loan Agreement dated October 17, 2008 between Fortune Software (Beijing) Co., Ltd. and Lin Yang (incorporated by reference to Exhibit 4.81 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.138
Loan Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd. and Linghaima (incorporated by reference to Exhibit 4.82 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.139
Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Lin Yang (incorporated by reference to Exhibit 4.83 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.140
Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd., Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Linghai Ma (incorporated by reference to Exhibit 4.84 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number		Description
4.141
Share Transfer Agreement dated September 16, 2008 among Linhai Ma, Lin Yang, Shenzhen Guoxuan Capital Holding Co., Ltd., Labor Union Committee of Shenzhen Newland Securites Investment Advisory Co., Ltd., Zhaowen Li and Shiqin Wang (incorporated by reference to Exhibit 4.85 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.142	*
Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2009 between Shenzhen Newland Securities Investment and Advisory Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd.

4.143	*
Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Shanghai Securities Consulting Co.,Ltd. and Shanghai Meining Computer Software Co., Ltd.

4.144	*
Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Beijing Chuangying Advisory and Investment Co., Ltd. and Beijing Fuhua Innovation Technology Development Co., Ltd.

4.145
Loan Agreement dated January 21, 2009 among Fortune Software (Beijing) Co., Ltd., Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.146
Lease Contract dated January 10, 2008 between Shanghai Lushi Food Co., Ltd. and Shanghai Meining Computer Software Co., Ltd. (incorporated by reference to Exhibit 4.96 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.147
Lease Contract dated April 10, 2008 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.99 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.148
Entrusted Loan Contract dated May 7, 2008 among Fortune (Beijing) Success Technology Co., Ltd., Beijing Glory Co., Ltd. and China Bohai Bank Co., Ltd. Beijing Branch (incorporated by reference to Exhibit 4.100 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.149
Entrusted Loan Contract dated December 11, 2007 among Beijing Glory Co., Ltd., Fortune Software (Beijing) Co., Ltd. and China Construction Bank (incorporated by reference to Exhibit 4.101 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.150
Entrusted Loan Contract dated April 11, 2008 between Beijing Premium Technology Co., Ltd., Zhengning Information Technology (Shanghai) Co., Ltd. and China Construction Bank Corporation (incorporated by reference to Exhibit 4.102 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.151	*	Entrusted Loan Contract dated January 12, 2009 among CFO Success, CFO Glory and Hua Xia Bank Co, Ltd. Beijing Zizhuqiao Branch

4.152
Issuer Information Feed Service Agreement dated February 13, 2009 between HKEx Information Service Limited and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.103 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number		Description
8.1	*	List of subsidiaries

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*	Written Consent of American Appraisal China Limited

CHINA FINANCE ONLINE CO. LIMITED
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 28, 2010	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED
Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2007, 2008 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Finance Online Co. Limited and its subsidiaries and variable interest entities as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
As discussed in Note 17, the financial statements have been adjusted for the retrospective application of authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on January 1, 2009.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 28, 2010

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2008	2009
	(As adjusted)
Assets

Current assets:
Cash and cash equivalents	$97,544,219	$107,391,084
Prepaid expenses and other current assets	8,581,415	4,281,137
Trust bank balances held on behalf of customers	2,010,339	13,310,238
Accounts receivable, net of allowance for doubtful accounts of $31,466 and $31,440 in 2008 and 2009, respectively	2,875,548	5,369,152
Trading securities	—	67,588
Advances to employees	160,837	—
Deferred tax assets	2,525,523	3,236,810

Total current assets	113,697,881	133,656,009

Property and equipment, net	8,588,691	10,268,480
Acquired intangible assets, net	3,473,116	4,779,101
Cost method investment	1,479,571	1,479,571
Rental deposits	592,048	725,261
Goodwill	12,018,512	12,602,699
Other assets	219,358	219,473
Deferred tax assets, non-current	1,754,134	1,878,843

Total assets	$141,823,311	$165,609,437

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue	$28,202,139	$30,620,060
Accrued expenses and other current liabilities	4,895,859	8,244,867
Amounts due to customers for the trust bank balances held on their behalf	2,010,339	13,310,238
Accounts payable	221,574	101,646
Income taxes payable	142,103	123,880

Total current liabilities	35,472,014	52,400,691

Deferred revenue, non-current	8,786,143	14,547,248
Deferred tax liabilities, non-current	622,799	994,573

Total liabilities	44,880,956	67,942,512

Commitments (Note 18)

Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 110,014,433 in 2008 and 110,250,163 in 2009)	14,206	14,237
Additional paid-in capital	67,340,543	74,130,609
Accumulated other comprehensive income	6,448,078	6,342,765
Retained earnings	23,139,528	16,919,785

Total China Finance Online Co. Limited shareholders’ equity	96,942,355	97,407,396

Noncontrolling interests	—	259,529

Total equity	96,942,355	97,666,925

Total liabilities and equity	$141,823,311	$165,609,437

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2007	2008	2009
	(As adjusted)	(As adjusted)

Net revenues	$25,903,074	$56,242,768	$53,605,877
Cost of revenues (including stock-based compensation of $16,192, $nil and $nil for 2007, 2008 and 2009, respectively)	4,426,602	9,367,143	8,146,724

Gross profit	21,476,472	46,875,625	45,459,153

Operating expenses:
General and administrative (including stock-based compensation of $2,667,613, $7,767,874 and $6,436,536 for 2007, 2008 and 2009, respectively)	7,783,668	15,371,171	16,982,032
Product development (including stock-based compensation of $123,461, $59,200 and $56,505 for 2007, 2008 and 2009, respectively)	2,268,878	5,635,173	10,754,380
Sales and marketing (including stock-based compensation of $139,074, $213,076 and $107,675 for 2007, 2008 and 2009, respectively)	6,924,336	13,520,295	26,095,233

Total operating expenses	16,976,882	34,526,639	53,831,645

Government subsidies	135,834	436,946	567,373

Income (loss) from operations	4,635,424	12,785,932	(7,805,119)
Interest income	1,104,701	1,609,112	1,352,307
Exchange gain	424,338	1,489,076	1,874
Gain from trading securities	—	—	40,574
Other income (expense), net	8,731	(168,536)	(257,674)
Loss from impairment of cost method investment	(11,127,000)	—	—

Income (loss) before income tax benefit	(4,953,806)	15,715,584	(6,668,038)
Income tax benefit	808,625	3,047,129	446,164
Purchased pre-acquisition earning	—	226,769	—

Net income (loss)	$(4,145,181)	$18,989,482	$(6,221,874)

Less: net loss attributable to the noncontrolling interests	15,477	30,633	2,131

Net income (loss) attributable to China Finance Online Co. Limited	$(4,129,704)	$19,020,115	$(6,219,743)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$(0.04)	$0.19	$(0.06)

Diluted	$(0.04)	$0.17	$(0.06)

Weighted average shares used in calculating net income (loss) per share
Basic	94,500,529	98,957,993	105,203,564

Diluted	94,500,529	112,984,532	105,203,564

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

				Accumulated other		Total China Finance	Non		Total
	Ordinary shares		Additional	comprehensive	Retained	Online Co. Limited	controlling	Total	comprehensive
	Shares	Amount	paid-in capital	income (loss)	earnings	shareholders’ equity	interests	equity	income (loss)

Balance as of January 1, 2007	104,384,933	13,474	52,555,919	1,634,269	8,249,117	62,452,779	—	62,452,779
Exercise of share option by employees	—	—	2,366,697	—	—	2,366,697	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	859,120	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	2,946,340	—	2,946,340
Acquisition of Daily Growth Securities	—	—	—	—	—	—	486,908	486,908
Foreign currency translation adjustment	—	—	—	2,867,163	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	(4,129,704)	(4,129,704)	(15,477)	(4,145,181)	(4,145,181)

Balance as of December 31, 2007 (As adjusted)	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	471,431	67,833,826	(1,278,018)

Exercise of share option by employees	—	—	531,449	—	—	531,449	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600	—	41,600
Stock-based compensation	—	—	8,040,150	—	—	8,040,150	—	8,040,150
Additional capital injection in Daily Growth Securities	—	—	—	—	—	—	(440,798)	(440,798)
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	—	1,946,646	$1,946,646
Net income (loss)	—	—	—	—	19,020,115	19,020,115	(30,633)	18,989,482	18,989,482

Balance as of December 31, 2008 (As adjusted)	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	—	96,942,355	20,936,128

Exercise of share option by employees	185,730	24	181,357	—	—	181,381	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000	—	8,000
Stock-based compensation	—	—	6,600,716	—	—	6,600,716	—	6,600,716
Acquisition of CFO Securities Consulting	—	—	—	—	—	—	261,660	261,660
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	—	(105,313)	$(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(2,131)	(6,221,874)	(6,221,874)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	259,529	97,666,925	(6,327,187)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2007	2008	2009
	(As adjusted)	(As adjusted)
Operating activities:
Net (loss) income	$(4,145,181)	$18,989,482	$(6,221,874)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation	2,946,340	8,040,150	6,600,716
Depreciation and amortization	973,953	2,139,145	2,987,094
Gain from trading securities	—	—	(40,553)
Deferred taxes	(737,712)	(3,200,390)	(917,284)
Loss on disposal of property and equipment	84,796	37,659	182,235
Loss from impairment of cost method investment	11,127,000	—	—
Purchased pre-acquisition earning	—	(226,769)	—
Changes in assets and liabilities:
Accounts receivable	37,377	(1,292,386)	(2,497,002)
Prepaid expenses and other current assets	(1,786,912)	(5,567,706)	4,648,114
Advances to employees	(1,672,575)	1,597,941	160,634
Trust bank balances held on behalf of customers	(465,101)	854,063	(11,305,861)
Rental deposits	(403,912)	(74,487)	(133,601)
Deferred revenue	17,509,161	9,943,656	8,206,417
Account payable	(30,297)	(182,528)	(113,289)
Accrued expenses and other current liabilities	4,566,829	(2,482,122)	3,387,725
Amounts due to customers for the trust bank balance held on their behalf	465,101	(854,063)	11,305,861
Income taxes payable	(43,267)	126,961	(18,097)

Net cash provided by operating activities	28,425,600	27,848,606	16,231,235

Investing activities:
Purchase of property and equipment	(3,836,412)	(5,006,365)	(4,514,342)
Acquisition of businesses (net of cash acquired of $2,631,008, $1,521,109 and $8,282 for the years ended December 31, 2007, 2008, and 2009, respectively)	(993,845)	(2,403,620)	(1,932,472)
Purchase of trading securities	—	—	(267,782)
Proceeds from sales of trading securities	—	—	240,775
Proceeds from disposal of fixed assets	—	—	1,468

Net cash used in investing activities	(4,830,257)	(7,409,985)	(6,472,353)

Financing activities:
Proceeds from stock options exercised by employees	2,366,697	531,449	181,381
Proceeds from exercise of options granted to non-employee	859,120	41,600	8,000

Net cash provided by financing activities	3,225,817	573,049	189,381

Effect of exchange rate changes	2,952,320	1,803,516	(101,398)

Net increase in cash and cash equivalents	29,773,480	22,815,186	9,846,865
Cash and cash equivalents, beginning of year	44,955,553	74,729,033	97,544,219

Cash and cash equivalents, end of year	74,729,033	97,544,219	107,391,084

Supplemental disclosure of cash flow information Income taxes paid	$38,761	$169,270	$515,782

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Details of China Finance Online’s subsidiaries and variable interest entities as of December 31, 2009 were as follows:

	Place of	Date of	legal
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	acquisition	interest	activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	Subscription service
Fortune (Beijing) Wisdom Technology Co., Ltd. (“CFO Wisdom”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Database subscription
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	Subscription service
Juda Software (Shenzhen) Co., Ltd. (“CFO Juda”)	Shenzhen, PRC	Nov. 11, 2008	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan. 31, 2007	100%	Subscription service
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 26, 2008	100%	N/A
Zhengyong Information Technology (Shanghai) Co., Ltd (“CFO Zhengyong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Daily Growth Financial Holdings Limited (“Daily Growth Holdings”)	BVI	Jul. 16, 2007	100%	Investment Holdings
Giant Bright International Holdings Limited (“CFO Giant Bright”)	BVI	Jul. 16, 2007	100%	N/A
Mount First Investments Limited (“CFO Mount First”)	BVI	Jul. 23, 2007	100%	N/A
Mainfame Group Limited (“CFO Mainfame”)	BVI	Jan. 2, 2008	100%	N/A
Manca Development Limited (“CFO Manca”)	BVI	Jan. 3, 2008	100%	N/A
Team Gear Limited (“CFO Team Gear”)	Hong Kong, PRC	Oct. 22, 2007	100%	N/A
Kinco Limited (“CFO Kinco”)	Hong Kong, PRC	Oct. 22, 2007	100%	N/A
Danford (H.K) Limited (“CFO Danford”)	Hong Kong, PRC	Nov. 30, 2007	100%	N/A
Kingford International Limited (“CFO Kingford”)	Hong Kong, PRC	Feb. 11, 2008	100%	N/A
Asiaciti (H.K.) Limited (“CFO Asiaciti”)	Hong Kong, PRC	Feb. 11, 2008	100%	N/A
Daily Growth Securities Limited (“Daily Growth Securities”) (Note 3)	Hong Kong, PRC	Nov. 23, 2007	100%	Brokerage service
Daily Growth Futures Limited (“Daily Growth Futures”)	Hong Kong, PRC	Apr. 16, 2008	100%	Brokerage service
Daily Growth Wealth Management Limited (“Daily Growth Wealth Management”)	Hong Kong, PRC	Oct. 8, 2008	100%	Consulting
Daily Growth Investment Services Limited (“Daily Growth Investment Services”)	HongKong, PRC	Jun. 30, 2009	100%	N/A

Variable interest entities:
Beijing Fuhua Innovation Technology Investment Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Advertising service
Shanghai Shangtong Co., Ltd. (“CFO Shangtong”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Shanghai Chongzhi Co., Ltd., (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Shanghai Decheng Information & Technology Co., Ltd. (“CFO Decheng”)	Shanghai, PRC	Dec. 24, 2009	Nil	N/A
Beijing Premium Technology Co., Ltd. (“CFO Premium”)	Beijing, PRC	Aug. 31, 2007	Nil	N/A
Beijing Glory Technology Co., Ltd. (“CFO Glory”)	Beijing, PRC	Sep. 11, 2007	Nil	N/A
Huifu Jinyuan Co., Ltd. (“CFO Huifu”) (Note 3)	Beijing, PRC	Oct. 31, 2008	Nil	N/A
Zhongcheng Futong Co., Ltd. (“CFO Zhongcheng”) (Note 3)	Beijing, PRC	Oct. 31, 2008	Nil	N/A
Fortune (Beijing) Yingchuang Technology Co., Ltd. (“CFO Yingchuang”)	Beijing,PRC	Dec. 18, 2009	Nil	N/A
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) (Note 3)	Beijing, PRC	Jan. 9, 2009	Nil	Consulting
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand “) (Note 3)	Shenzhen, PRC	Oct. 17, 2008	Nil	Consulting and training
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Subscription and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Training
Shanghai Securities Consulting Co., Ltd (“CFO Securities Consulting”) (Note 3)	Shanghai, PRC	Nov. 5, 2009	Nil	Consulting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
PRC regulations prohibit direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. China Finance Online and its wholly owned subsidiaries, CFO Beijing, CFO software and CFO Success are foreign or foreign invested enterprise under PRC law and accordingly are ineligible for certain operations. In order to comply with these regulations, the Group established CFO Fuhua, CFO Premium, CFO Glory, CFO Chongzhi, CFO Shangtong, CFO Decheng, CFO Yingchuang, CFO Qicheng, CFO Shenzhen Shangtong and obtained control of CFO Zhongcheng, CFO Huifu, CFO Newrand, CFO Chuangying(see Note 3), thirteen variable interest entities (“VIEs”) through a series of contractual arrangements with designated equity owners who are PRC citizens and legally own the VIEs.
The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group.
The Group has entered into agreements with the VIEs and their shareholders that provide the Group with the substantial ability to control the VIEs. Pursuant to these contractual arrangements:
•	the shareholders of the VIEs have granted the Group or individuals designated by the Group an irrevocable proxy to exercise all their voting rights as shareholders of the VIEs, including the right to appoint directors, the general manager and other senior management of the VIEs;
•	the VIEs will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the Group’s prior written consent;
•	the VIEs will not distribute any dividends;
•	the Group may purchase the entire equity interest in, or all the assets of the VIEs at a price equal to the total principal amount of the loan lent by the Group to the owners of the VIEs when and if such purchase is permitted by PRC law or the current shareholders of the VIEs cease to be directors or employees of the VIEs;
•	the shareholders of the VIEs will not transfer, sell, pledge, dispose of or create any encumbrance on their equity interest in the VIEs without the prior written consent of the Group.
The Group has entered into a series of contractual arrangements with each VIE and its individual shareholders, pursuant to which the Group provides services to the VIEs in exchange for fees. The principal services agreements that the Group has entered into with VIEs include:
•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax;
•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax;

•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each VIE’s income before tax;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Through the above contractual arrangements, the Group has the right to determine the amount of these fees and they are intended to transfer substantially all of the economic benefits of each VIE to the Company.
Details of the VIEs and their counterparts which substantially control the VIEs as of December 31, 2009 were as follows:

VIE Name	Contractual Arrangement Date	Counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Premium	August 21,2007	CFO Software
CFO Glory	September 10, 2007	CFO Software
CFO Chongzhi	June 8, 2008	CFO Software
CFO Shangtong	June 8, 2008	CFO Software
CFO Zhongcheng	October 15, 2008	CFO Software
CFO Huifu	October 15, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Software
CFO Chuangying	January 21, 2009	CFO Software
CFO Shenzhen Shangtong	August 3, 2009	CFO Success
CFO Qicheng	November 20, 2009	CFO Chuangying
CFO Yingchuang	November 25, 2009	CFO Chuangying
CFO Decheng	November 30,2009	CFO Chongzhi
The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Year ended December 31,
	2008	2009

Total assets	$75,142,761	$90,506,462
Total liabilities	71,209,109	83,135,588

	Year ended December 31,
	2007	2008	2009

Net revenue	1,022,735	3,712,343	11,167,473
Net income (loss)	(1,021,290)	227,474	2,572,248

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
Fair value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:
Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Trust bank balances held on behalf of customers
Daily Growth Securities receives fund from customers for purpose of buying or selling securities on behalf of its customers and deposits the fund in its interest-bearing bank account. Such bank balance represents an asset of the Group for the amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Group also recognizes a corresponding liability.
Advances to employees
The Group has made advances to certain individuals to enable them to participate in stock trading in the Stock Exchange Campaign which was launched by the Group for marketing purposes. The balances represent $160,837 and $nil as of December 31, 2008 and 2009 and are repayable to the Group on demand.
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
Trading securities
Trading securities are securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses recognized in earnings.
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
The Group evaluates the recoverability of identifiable intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of an intangible asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2007, 2008 and 2009, the Group did not record any impairment losses associated with intangible assets.
An intangible asset that is not subject to amortization is tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.
The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2007, 2008 and 2009, the Group did not record any impairment losses associated with intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2007, 2008 and 2009.
Business combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Company adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interests was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.
Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
The Company completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The Group performs goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. Based on the Group’s assessment, there was no impairment of goodwill for the years ended December 31, 2007, 2008 and 2009.
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Revenue recognition — continued
The Group provides short messaging services (“SMS”) which are delivered primarily through intermediary companies licensed to provide SMS services on behalf of mobile phone service providers. The Group evaluates the criteria outlined in ASC 605-45 “Principal Agent Considerations”, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service and network fees paid to the mobile phone service providers. The Group records the gross amounts billed to its customers as the Group is the primary obligor in these transactions based on the following criteria: it has latitude in establishing prices; is involved in the determination of the service specifications; and has the right to select suppliers. When recording the gross revenue, the Group measures its revenues based on the total amount paid by its customers, for which the mobile phone service provider bills and collects on the Group’s behalf. Accordingly, the 15% service fee paid to the mobile phone service provider is included in the cost of revenues.
The Group derives its advertising fees from advertising sales on their website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.
The Group also derives commission from its brokerage services provided by the newly acquired subsidiary, Daily Growth Securities, which buys or sells securities on its customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.
Business taxes and value added taxes
Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 5% on taxable services provided to its customers. During the years ended December 31, 2007, 2008, and 2009, business taxes totaled $667,400, $903,330, and $1,501,799 respectively.
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
Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2007, 2008 and 2009, the Group recognized $2,233,528, $4,834,336, and $4,424,737, respectively, in value added tax refunds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Government subsidies
The Group records government subsidies when granted by local government authority and are not subject to future return or reimbursement. The government subsidies include R&D subsidy, business tax refund, innovation fund and high-tech company subsidy. Government subsidies granted totaled $135,834, $436,946 and $567,373 for the years ended December 31, 2007, 2008 and 2009, respectively.
Deferred revenue
Payments received in advance of service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.
Cost method investment
In December 2005, the Group purchased 9,800,000 Series B preferred shares in a private company, Moloon International Inc., (“Moloon”) for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment. As Moloon does not have readily determinable fair value, the Group carries the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Group recorded other-than-temporary impairment charge totaling $11,127,000 during the year ended December 31, 2007. No impairment charges were recorded during the year ended December 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Foreign currency translation
The functional currency of China Finance Online’s significant subsidiaries and variable interest entities is Renminbi (“RMB”) except Daily Growth Holdings, Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Service, CFO Team Gear and CFO Kinco, of which the functional currency is Hong Kong dollar. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are translated using the average rate for the year. Exchange gains and losses are recorded in the consolidated statement of operations.
China Finance Online uses the U.S. dollar as its functional and reporting currency. Accordingly assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Transactions in currencies other than the U.S. dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income (loss) in the accompanying consolidated statements of equity and comprehensive income (loss).
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $51,150,706, $79,921,228 and $93,753,238 at December 31, 2007, 2008 and 2009 which were denominated in RMB.
Cost of raw data
Cost of raw data is expensed as incurred and is recorded in cost of revenues.
Product development expenses
Costs of product development, including database technology, are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Group essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $158,631, $1,102,779, and $4,819,561 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included as part of sales and marketing expenses.
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
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is reported as a component of the consolidated statements of equity and comprehensive income (loss).
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
There were no customers with 10% or more of the Group’s revenues and accounts receivable during 2007, 2008, or 2009.
Stock-based compensation
Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.
For share-based compensation awards issued to non-employees, the Company uses the Black-Scholes Option Pricing Model to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete. Prior to the measurement date, non-employee share-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.
For the nonvested shares granted with performance condition, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the nonvested shares granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Net income (loss) per share
Basic net income (loss) per share attributable to China Finance Online Co. Limited is computed by dividing net income (loss) attributable to China Finance Online Co. Limited by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share attributable to China Finance Online Co. Limited reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, the dilutive effect of the stock options and nonvested shares is computed using treasury stock method.
Recently issued accounting pronouncements not yet adopted
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.
In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements not yet adopted — continued
On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.
In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.
In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements not yet adopted — continued
In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
3.	ACQUISITIONS
To expand its market share during 2007, 2008 and 2009, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Group’s results of operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in the PRC.
Acquisition of CFO Chuangying
On January 9, 2009, CFO Software, one subsidiary of the Company, entered into a series of contractual arrangements with CFO Chuangying, which is a China Securities Regulatory Commission or CSRC-licensed securities investment advisory firm. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Chuangying. (see Note1). For the acquisition, the total cash consideration was $585,112, of which, $563,145 was paid in 2009 with the remaining consideration of $21,967 to be paid within the next twelve months. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life

Purchase price allocation:
Acquired intangible assets:
Securities consulting license	$549,758	15 years

Total assets acquired	549,758

Deferred tax liabilities	(137,440)
Total net asset	412,318
Goodwill	172,794

Total	585,112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
3.	ACQUISITIONS — continued
Acquisition of CFO Securities Consulting
On November 5, 2009, CFO Chongzhi, one VIE of the Group acquired 80% of the equity interest of CFO Securities Consulting, which is a CSRC-licensed securities investment advisory firm. For the acquisition, the total cash consideration was $1,328,040, of which, $1,260,672 was paid in 2009 with the remaining consideration of $67,368 to be paid within the next twelve months. Following an independent valuation prepared by American Appraisal China Limited, the Group allocated the purchase price to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life

Purchase price allocation:
Cash and cash equivalents	$8,282
Other account receivables	222,317
Acquired intangible asset:
Trademark	350,191	15 years
Securities consulting license	900,596	15 years

Total assets acquired	1,481,386
Deferred tax liabilities	(312,697)
Noncontrolling interests	(261,660)

Total net asset	907,029
Goodwill	421,011

Total	1,328,040

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
3.	ACQUISITIONS — continued
Acquisition of CFO Newrand
On October 17, 2008, CFO software, entered into a series of contractual arrangements with CFO Newrand, which is a CSRC-licensed securities investment advisory firm. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Newrand. (see Note1). For the acquisition, the total cash consideration was $3,826,296, of which, $3,709,037 was paid in 2008 with the remaining consideration of $117,259 paid in 2009. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life

Purchase price allocation:
Cash and cash equivalents	$1,521,109
Acquired intangible assets:
Securities consulting license	1,183,926	15 years
Trade mark	440,496	15 years

Total assets acquired	3,145,531
Deferred tax liabilities	(406,106)

Total net asset	2,739,425
Goodwill	1,086,871

Total	3,826,296

Acquisitions of CFO Zhongcheng & CFO Huifu
On October 22, 2008 and October 29, 2008, CFO Software entered into a series of contractual arrangements with CFO Huifu and CFO Zhongcheng, respectively. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Huifu and CFO Zhongcheng. (see Note1). For the forementioned acquisitions, the total cash considerations were $255,974, and $202,359 was recorded on the consolidated balance sheet as goodwill which was allocated to subscription services and other related services operating segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
3.	ACQUISITIONS — continued
Acquisition of Daily Growth Securities
On November 23, 2007, China Finance Online acquired 85% of the equity interest in Daily Growth Securities, which is a licensed securities brokerage firm with a history of 36 years and primarily engages in the business of providing brokerage services in Hong Kong. With the acquisition of Daily Growth Securities, the Group is able to provide a diversified portfolio of brokerage and other related services to its customers. For the acquisition, the total cash consideration was $3,624,853, including $706,371 in transaction costs. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to brokerage services operating segment.

		Useful life

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

In March 2008, the Group injected further capital of $11,565,000 (equivalent to HK$90,000,000) in Daily Growth Securities; consequently, the Group’s equity interest in Daily Growth Securities increased from 85% to 98.5%. On May 15, 2008, the Company acquired the remainder 1.5% equity interest in Daily Growth Securities for a cash consideration of $678,073 including $61,405 in transaction costs and recorded $456,501 as goodwill on the consolidated balance sheet. Since then, Daily Growth Securities became wholly owned by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
3.	ACQUISITIONS — continued
The following summarized unaudited pro forma results of operations for the years ended December 31, 2007, 2008 and 2009 assuming that all significant acquisitions during the year ended December 31, 2007, 2008 and 2009 occurred as of January 1, 2007, 2008 and 2009 respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2007, 2008 and 2009, nor is it indicative of future operating results.

	For the years ended December 31,
	2007	2008	2009
	(unaudited)	(unaudited)	(unaudited)

Revenues	$26,930,986	$56,371,385	$53,605,878
Net income (loss) attributable to China Finance Online Co., Limited	$235,997	$18,858,118	$(6,318,295)

Net income (loss) per share attributable to China Finance Online Co. Limited
— basic	$0.00	$0.19	$(0.06)

— diluted	$0.00	$0.17	$(0.06)

Fair value of acquired assets
The Group measured the fair value for the assets acquired, with the assistance of American Appraisal, an independent valuation firm, using discounted cash flow techniques, and these assets were classified as Level 3 assets because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2008	2009

Prepayment of advertising fees	$3,833,486	$526,492
Advertising deposit (note 1)	175,889	261,460
Prepayment to sales agents	950,752	212,294
Advances to suppliers	817,432	805,212
VAT refund receivable	791,784	817,532
Income tax prepayment and business tax refund receivable	228,564	175,434
Rebate receivable for raw data fee (note 2)	477,596	22,131
Prepayment for raw data fee (note 3)	305,328	—
Interest receivable	224,656	409,194
Other current assets	775,928	1,051,388

	$8,581,415	$4,281,137

Notes:

(1)	The advertising deposit represents amounts of deposit paid to advertising agent, which is expected to be refunded within a year.

(2)	According to various license agreements with SSE Infonet Ltd., the Company was entitled to receive certain rebate as incentive, which was calculated based on the volume of raw data used by the Company in the provision of subscription services.

(3)	On December 12, 2008, SSE Infonet Ltd., terminated one of the license agreements and would no longer provide certain raw data to third party vendors, including the Company, effective January 1, 2009. As a result, the Company would not be able to continue to provide the subscription services based on such raw data, which were subscribed by the customers before the termination of this license agreement. Therefore, the prepaid royalty fee according to this agreement was refunded by SSE Infonet Ltd. in year 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
5.	TRADING SECURITIES
The Group purchased trading securities in 2009. The Group measured the trading securities at fair value based on quoted market prices in an active market, as a result the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2009, the fair value of trading securities was $67,588. During 2009, gains and losses on the trading securities are recognized in the consolidated statement of operations as $40,574.
6.	COST METHOD INVESTMENT
In December 2005, the Group purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares is not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment.
In April 2006, the Group sold part of its investment in Moloon to a third party for a cash consideration of $1,187,500 and reduced the Group’s investment in Moloon’s preferred shares to 9,100,000 shares.
Moloon is a Chinese wireless technology and service provider. During the second half of 2006, certain China Mobile Communication Corporation announced policy changes which had a substantial negative impact on Moloon’s MVAS business. Following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000.
Thereafter, in 2007 Moloon adopted new strategies to transform itself into a provider of mobile online gaming services in China. However, despite the new strategies Moloon’s financial conditions have deteriorated and, following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was further impaired and recorded an additional impairment loss of $11,127,000 in 2007, reducing the carrying balance of such investment to $1,479,571. There was no further impairment of the Group’s cost method investment in Moloon for the year ended December 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
7.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of:

	December 31,
	2008	2009

Technology infrastructure	$5,954,777	$7,759,146
Computer equipment	1,574,533	1,874,318
Furniture, fixtures and equipment	1,955,792	2,384,253
Motor vehicle	432,940	645,517
Leasehold improvements	1,807,211	2,667,512

	11,725,253	15,330,746
Less: accumulated depreciation	(3,136,562)	(5,062,266)

	$8,588,691	$10,268,480

Depreciation expense for the years ended December 31, 2007, 2008, and 2009 were $680,702, $1,794,368, and $2,495,028, respectively.
8.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net arose from the acquisitions of CFO Genius, CFO Meining, CFO-Stockstar, CFO Newrand, Daily Growth Securities, CFO Zhongcheng, CFO Chuangying and CFO Securities Consulting and from the establishment of Daily Growth Futures during 2006 through 2009 and consisted of the following:

	December 31,
			Useful
	2008	2009	life

Intangible assets not subject to amortization:
Trademarks	844,265	843,561	Indefinite
Stock exchange trading right	64,517	64,475	Indefinite
Futures exchange trading right	64,517	64,475	Indefinite
Intangible assets subject to amortization:
Completed technology	851,594	850,883	5 years
Customer relationship	687,431	686,857	4-5 years
Value-added service license	27,116	27,094	3 years
Agreement with mobile operators	12,166	12,155	3 years
Securities consulting license and related trademarks	1,626,969	3,426,717	15 years
Intellectual property	73,287	73,226	10 years

	4,251,862	6,049,443
Less: Accumulated amortization	(778,746)	(1,270,342)

	$3,473,116	$4,779,101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
8.	ACQUIRED INTANGIBLE ASSETS, NET — continued
Amortization expense for the years ended December 31, 2007, 2008 and 2009 was $293,251, $344,777 and $492,066, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $556,478, $431,323, $235,770, $235,770 and $2,347,249 for 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.
9.	GOODWILL
Changes in goodwill for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Southern	Eastern	Northern
	China	China	China	Hong Kong	Total

Balance as of December 31, 2007	1,161,337	7,679,127	—	811,255	9,651,719
Acquisition (Note 3)	1,086,871	—	202,359	456,501	1,745,731
Exchange difference	82,066	531,377	400	7,219	621,062

Balance as of December 31, 2008	2,330,274	8,210,504	202,759	1,274,975	12,018,512
Acquisition (Note 3)	—	421,011	172,794	—	593,805
Exchange difference	(1,945)	(6,886)	35	(822)	(9,618)

Balance as of December 31, 2009	2,328,329	8,624,629	375,588	1,274,153	12,602,699

The goodwill impairment assessment was performed at the reporting unit level. During the year ended December 31, 2009, the Group tested its goodwill at its four reporting units level.
Southern China — CFO Jujin, CFO Juda, CFO Shenzhen Shangtong, CFO Shangtong, CFO Genius and CFO Newrand provide similar financial service and other related service to the customers located in Southern China and the Group regards this area as regional service provision center for management efficiency. For goodwill allocation purposes, they have been identified as a reporting unit (“Southern China”). The goodwill arising from related acquisition is fully allocated to this reporting unit.
Eastern China — CFO Zhengning, CFO Zhengtong, CFO Zhengyong, CFO Chongzhi, CFO Decheng, CFO Meining, CFO Stockstar and CFO Securities Consulting provide similar financial service and other related service to the customers located in Eastern China and the Group regards this area as regional service provision center for management efficiency. For goodwill allocation purposes, they have been identified as a reporting unit (“Eastern China”). The goodwill arising from related acquisition is fully allocated to this reporting unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
9.	GOODWILL — continued
Northern China — All of the subsidiaries and VIEs located in Beijing are identified as a single reporting unit (“North China”), which provides similar financial service to the subscribers located in Northern China. The Group regards this area as regional service provision center for management efficiency. The goodwill arising from related acquisition is fully allocated to this reporting unit.
Hong Kong — Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Services, CFO Team Gear, CFO Kinco and Daily Growth Holding have been identified as a reporting unit (“Hong Kong”) as they provide similar brokerage services and other related service to the customers located in HongKong. The goodwill arising from related acquisition is fully allocated to this reporting unit.
During its annual goodwill impairment test, the fair value of the reporting units was estimated primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes. Cash flows beyond the five year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. The Group performed its annual goodwill impairment test on Southern China, Eastern China, Northern China and Hong Kong in December 2009. Specifically, the income approach valuations included estimated reporting units cash flow discounted rates of approximately 21%, 21%, 21% and 19%, and terminal value growth rate at 3%, 3%, 3% and 3% for Southern China, Eastern China, Northern China and Hong Kong, respectively. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair values of our reporting units. As results of the goodwill impairment test, the Group determined that there was no goodwill impairment as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31,
	2008	2009

Accrued bonus	$1,079,265	$4,355,130
Accrued professional service fees	295,152	436,834
Withholding individual income tax-option exercise	171,158	144,979
Value added taxes payable	908,699	444,278
Other taxes payable	313,201	487,461
Accrued raw data cost	173,841	308,566
Accrued office rental	93,600	131,603
Accrued bandwidth cost	1,231	519,763
Accrued welfare benefits	143,834	288,123
Sales return to customers (note 1)	906,182	—
Loan payable	146,574	146,451
Acquisition consideration payable	117,259	89,335
Others	545,863	892,344

	$4,895,859	$8,244,867

Notes:

(1)	Sales return to customers represents the amounts of sales return resulting from termination of license agreement with SSE Infonet Ltd. for certain information provision. (see Note 4(3)).
11.	STOCK OPTIONS AND NONVESTED SHARES
As of December 31, 2009, the Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $2,946,340, $8,040,150, and $6,600,716 for 2007, 2008, and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
11.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan
In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the 2004 Plan by an additional 10,000,000 shares. In June 2009, the Company authorized additional 3,000,000 ordinary shares, available for issuance, resulting in options to purchase a total of 18,688,488 ordinary shares under the Plan. Options are generally granted at a price equal to the fair market value of the Company’s shares at the date of grant. As of December 31, 2009, options to purchase 10,834,298 shares of ordinary shares are outstanding. All of the options granted under the Plan to our directors and managers have vesting period of one to four years, while options granted under the Plan to our other employees vest over a period of three to five years. The options we granted to consultants and advisors vested immediately upon grant or from two to three years after grant. A specified portion of the shares subject to each option vests at the end of the first year and the balance vests each quarter thereafter. The amortization of options granted is based on the graded vesting schedule.
Options to employees
During 2007, the Company granted totaling 3,848,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years except the 400,000 shares granted to the four directors in January 2007 which vest over 2 years.
In 2008, the Company granted totaling 2,820,840 stock options to officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.
In 2009, the Company granted totaling 10,000 stock options to an employee at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years. The fair value of employee options is estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2008	2009

Weighted average risk free rate of return	2.14%	2.03%
Weighted average expected option life	5.98 years	5.98 years
Expected volatility rate	61.87%	57.92%
Dividend yield	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
11.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan - continued
Options to employees — continued
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
11.	STOCK OPTIONS AND NONVESTED SHARES — continued
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
All of the options which the Company granted to non-employees have vested as of December 31, 2008.
Summary of stock options to employees and non-employees
A summary of the stock option activity is as follows:

	2007		2008		2009
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	14,843,688	$0.56	10,557,568	$0.84	11,439,978	$0.91
Granted	3,848,000	$1.07	2,820,840	$1.79	10,000	$1.65
Exercised	(7,746,280)	$0.42	(829,670)	$0.69	(236,480)	$0.80
Forfeited	(387,840)	$0.87	(138,760)	$1.00	(69,360)	$1.22
Cancelled	—	—	(970,000)	$2.81	(309,840)	$2.03

Outstanding at end of year	10,557,568	$0.84	11,439,978	$0.91	10,834,298	$0.87

Shares exercisable at end of year	5,939,888	$0.68	7,903,538	$0.80	9,439,258	$0.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
11.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees — continued
The following table summarizes information with respect to stock options outstanding at December 31, 2009:

	Options outstanding				Option exercisable
				Aggregate			Aggregate
		Weighted	Weighted	intrinsic		Weighted	intrinsic
		average	average	value as of		average	value as of
	Number	remaining	exercise	December 31,	Number	exercise	December 31,
	outstanding	contractual life	price	2009	exercisable	price	2009

Ordinary shares
$0.16	2,883,738				2,883,738
$1.04	200,000				200,000
$1.31	1,497,600				1,497,600
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,886,360				2,681,400
$1.25	100,000				84,000
$1.32	128,600				110,200
$2.03	3,000				2,280
$1.26	1,798,000				653,040
$1.65	10,000				—

	10,834,298	5.00 years	$0.87	$6,366,038	9,439,258	$0.82	$6,028,593

The weighted-average grant-date fair value of options granted during the years 2007, 2008 and 2009 was $0.64, $1.04 and $0.91, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $25,541,496, $594,813, and $155,880, respectively.
As of December 31, 2009, options to purchase 3,666,760 ordinary shares were available for future grant. The Company recognized share-based compensation expenses of $1,803,107, $1,217,980 and $1,290,446 for stock option in the years ended December 31, 2007, 2008 and 2009, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
11.	STOCK OPTIONS AND NONVESTED SHARES — continued
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
The grant date fair value of a nonvested share is measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become vested during the three years following the grant date based on the Company’s certain annual operating performance goals for the years 2008 and 2009. Based on the Company’s operating performance during 2008 and 2009, 4,329,024 and 2,886,016 shares were vested as of December 31, 2008 and 2009. The Company recognized a compensation expense of $1,143,233, $6,822,170 and $5,310,270 for the nonvested shares in 2007, 2008 and 2009, respectively.
A summary of the status of the nonvested shares as of December 31, 2007, 2008 and 2009, and changes during the year ended December 31, 2009 is presented below.

		Weighted-
		average	Aggregate
		grant date	intrinsic
Nonvested shares	Shares	fair value	value

At the beginning of year 2007	—	—	—
Granted	10,558,493	1.84	—
Vested	—	—	—
Forfeited	—	—	—

At the end of year 2007	10,558,493	1.84	46,246,199
Granted	—	—	—
Vested	(4,329,024)	—	—
Forfeited	—	—	—

At the end of year 2008	6,229,469	1.84	8,758,633
Granted	—	—	—
Vested	(2,886,016)	—	—
Forfeited	—	—	—

At the end of year 2009	3,343,453	1.84	4,881,441

As of December 31, 2009, there was $2.6 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 0.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
12.	INCOME TAXES
British Virgin Islands
Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include Daily Growth Holdings, CFO Giant Bright, CFO Mount First, CFO Mainfame and CFO Manca.
Hong Kong
China Finance Online, Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Services, CFO Asiaciti, CFO Kingford, CFO Team Gear, CFO Kinco and CFO Danford were established in Hong Kong. In 2007, they were subject to Hong Kong profit tax at 17.5%. Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%. These companies have not recorded tax provision for Hong Kong profits tax as there were no assessable profits arising in or derived from Hong Kong.
PRC
The Group’s PRC entities are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. In 2007, the EIT rate for companies operating in the PRC was 33%.
Prior to January 1, 2008, CFO Software and CFO Meining which qualified as a “high and new technology enterprise” (“HNTE”) under EIT, was entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced rate of 7.5% for the subsequent three years. In 2007, CFO Software and CFO Meining were taxed at 0% and 15%, respectively.
On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.
Under the New EIT Law and its implementing rules, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%. CFO Software, CFO Meining and CFO Genius obtained the new HNTE status in 2008.
Under the new EIT law and its implementing rules, enterprises that are classified as “New Software Manufacture Enterprises” are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter. CFO Success and CFO Zhengning based on their status as New Software Manufacture Enterprise are entitled to enjoy preferential tax treatments. CFO Success has tax exemption for the years 2008 and 2009 and a preferential EIT rate of 12.5% from 2010 to 2012. CFO Zhengning has tax exemption for the year 2008 and a preferential EIT rate of 12.5% from 2009 to 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
12.	INCOME TAXES — continued
PRC — continued
Based on the transition rules of the New EIT Law, CFO Stockstar, CFO Jujin, CFO Newrand and CFO Newrand Training continue to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.

The new HNTE status obtained by CFO Software, CFO Meining and CFO Genius in 2008 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status. The Group assumed its qualifying entities will not continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will not continue to renew the new HNTE status at the conclusion of the initial three year period.
New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
12.	INCOME TAXES — continued
PRC — continued
Aggregate undistributed earnings of the Group’s subsidiaries located in PRC that are taxable upon distribution to the Group are considered to be indefinitely reinvested because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2009.
Income tax (provision) benefit was as follows:

	December 31,
	2007	2008	2009

Current	$70,913	$(153,261)	$(471,120)
Deferred	737,712	3,200,390	917,284

Total	$808,625	$3,047,129	$446,164

The principal components of deferred income taxes were as follows:

	December 31,
	2008	2009

Current deferred tax assets:
Deferred revenue — current	$1,873,600	$2,852,510
Accrued expenses and other liability	50,706	200,775
Net operating loss carrying forwards	601,217	183,525

Total current deferred tax assets	$2,525,523	3,236,810

Non-current deferred tax assets:
Deferred revenue — non-current	$1,167,931	$1,829,496
Net operating loss carrying forwards	1,367,919	2,321,949

Less: valuation allowance	(781,716)	(2,272,602)

Total non-current deferred tax assets	$1,754,134	$1,878,843

Non-current deferred tax liabilities:
Intangible assets	(622,005)	(994,573)
Property and equipment	(794)	—

Total non-current deferred tax liabilities	$(622,799)	$(994,573)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
12.	INCOME TAXES — continued
PRC — continued
A valuation allowance of $781,716 and $2,272,602 was established as of December 31, 2008 and 2009, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2009, operating loss carry forwards includes approximately $7.4 million which will expire by 2014, and $5.2 million which will carry forward indefinitely.
A reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2007	2008	2009
	%	%	%

Statutory tax rate in PRC	(33.0)	25.0	(25.0)
Effect of tax holiday	(91.8)	(73.0)	(35.6)
Non-deductible expenses	99.7	39.0	45.9
Non-taxable income	(16.7)	(7.9)	(14.4)
Effect on deferred taxes due to changes in tax rates under the new EIT law for certain PRC entities	18.5	—	—
Change in valuation allowance	7.0	(2.2)	22.4

Effective tax rate	(16.3)	(19.1)	(6.7)

During the years ended December 31, 2007, 2008 and 2009, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $4,414,697, $11,660,280 and $2,373,822 respectively. The basic income per share attributable to China Finance Online Co. Limited would have been ($0.09), $0.07 and ($0.08), and the diluted income per share would have been ($0.09), $0.07 and ($0.08), for the years ended December 31, 2007, 2008 and 2009, respectively.
The increase in valuation allowance from 2008 to 2009 was primarily due to the recognition of valuation allowance arising from net operating loss carrying forwards that the Group’s management believes are not realizable in the near future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
13.	SHAREHOLDERS’ EQUITY
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
As of December 31, 2007, 905,256 ADSs had been issued to employees and the remaining 94,744 ADSs continued to be held by the Group for future exercises. These 94,744 ADSs represent 473,720 ordinary shares of the Group.
As of December 31, 2008, the remaining ADSs carried from year 2007 were used for option exercise. No ADS is outstanding for potential exercising of option.
In March 2009, the Group registered 3,000,000 ordinary shares to its American Depositary Receipt bank represening 600,000 American depositary shares (“ADSs”) for purposes of future exercise of share options by employees.
As of December 31, 2009, 562,854 ADSs are available for potential exercising of option.
Repurchased shares
In year 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In year 2007, the Group granted 10,558,493 nonvested shares to employees out of the repurchased shares. Therefore there were 149,537 repurchased shares at the end of 2007. In year 2008 and 2009, 95,950 and 750 repurchased shares were used for options exercised by employees, respectively. Therefore, the number of the remaining repurchased share as of December 31, 2008 and 2009 was 53,587 and 52,837, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
14.	NET INCOME (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2007	2008	2009

Net income (loss) attributable to China Finance Online Co. Limited	$(4,129,704)	$19,020,115	$(6,219,743)

Weighted average ordinary shares outstanding used in computing basic net income per share	94,500,529	98,957,993	105,203,564
Plus: Incremental shares from assumed conversions of stock options and nonvested shares	—	14,026,539	—

Weighted average ordinary shares outstanding used in computing diluted net income per share (note)	94,500,529	112,984,532	105,203,564

Net income (loss) per share attributable to China Finance Online Co. Limited
— basic	$(0.04)	$0.19	$(0.06)

— diluted	$(0.04)	$0.17	$(0.06)

Actual ordinary shares issued upon exercises of options are included when calculating weighted average ordinary shares outstanding used in computing basic net income per share.

Note:

(1)	In July 2007, the Company granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who are eligible for the 2007 Plan. The vesting of the nonvested shares is subject to achieving certain financial performance targets stated in the 2007 Plan. Nonvested shares are not included in the computation of basic earnings per share as such shares may be returned to the Company if the employee does not render the requisite service.

(2)	As of December 31, 2008, 1,491,776 options and zero nonvested shares were excluded in computation of diluted net income per share because their effects were anti-dilutive. For year 2007 and 2009, all of the options and nonvested shares were anti-dilutive because the Group were in the loss position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $948,100, $1,913,046 and $3,228,517 for the years ended December 31, 2007, 2008 and 2009 respectively.
16.	NONCONTROLLING INTERESTS
On November 5, 2009, CFO Chongzhi acquired 80% of the equity interest in CFO Securities Consulting, which is a licensed security consulting firm. Noncontrolling interests account for 20% of the equity interest in CFO Securities Consulting.
17.	ADOPTION OF AUTHORITATIVE GUIDANCE REGARDING NONCONTROLLING INTERESTS
Effective January 1, 2009, the Group adopted authoritative guidance regarding noncontrolling interests, which clarifies that a noncontrolling interests in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. The authoritative guidance requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests is required on the face of the financial statements.
For the Group, this authoritative guidance is effective as of the beginning of the year ending December 31, 2009. However, the adoption of this authoritative guidance requires retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Group adjusted its previously issued financial statements for the two years ended December 31, 2008, contained in its annual report on Form 20-F for the year ended December 31, 2008, for the adoption of this authoritative guidance. The following adjustments have been made:
(a)	the noncontrolling interests (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,
(b)	the net income or loss attributable to the noncontrolling interests is now shown as an allocation of net income for the year rather than being deducted in arriving at net income, and
(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
18.	COMMITMENTS
The Group leases certain office premises and purchases data under non-cancelable leases. The office lease expires in 2012. Rent expense under operating leases for 2007, 2008 and 2009 were $1,057,624, $2,038,449 and $2,970,407, respectively.
Future minimum lease payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2010	3,452,012
2011	1,572,457
2012	464,852

Total	$5,489,321

19.	SEGMENT AND GEOGRAPHIC INFORMATION
The Group has two principal operating segments (1) online financial data subscription service and other related services, (2) brokerage service. These operating segments were determined based on the nature of the services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group’s chief executive officer and chief operating officer have been identified as the chief operating decision makers. The Group’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
19.	SEGMENT AND GEOGRAPHIC INFORMATION — continued
The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” The following tables show the operations of the Group’s operating segments:
For the year ended December 31, 2009

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$51,377,247	$2,228,630	$53,605,877
Cost of revenue	7,498,892	647,832	8,146,724
Operating expenses:
General and administrative	15,302,683	1,679,349	16,982,032
Product development	10,754,380	—	10,754,380
Sales and marketing	25,762,671	332,562	26,095,233

Total operating expenses	51,819,734	2,011,911	53,831,645

Government subsidies	567,373	—	567,373

Loss from operations	(7,374,006)	(431,113)	(7,805,119)

Total assets	137,075,374	28,534,063	165,609,437

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
19.	SEGMENT AND GEOGRAPHIC INFORMATION — continued
For the year ended December 31, 2007

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$25,822,178	$80,896	$25,903,074
Cost of revenue	(4,403,605)	(22,997)	(4,426,602)
Operating expenses:
General and administrative	(7,599,367)	(184,301)	(7,783,668)
Product development	(2,268,878)	—	(2,268,878)
Sales and marketing	(6,911,624)	(12,712)	(6,924,336)

Total operating expenses	(16,779,869)	(197,013)	(16,976,882)

Government subsidies	135,834	—	135,834

Income (loss) from operations	4,774,538	(139,114)	4,635,424

Total assets	95,774,776	8,109,972	103,884,748

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2007	2008	2009

Subscription fees	$22,712,043	$49,551,711	$46,175,235
Advertising revenue	1,560,194	2,946,389	3,985,699
SMS revenue	1,339,321	1,047,218	1,025,927
Brokerage service revenue	80,896	956,549	2,228,630
Others	210,620	1,740,901	190,386

Total revenue from external customers	$25,903,074	$56,242,768	$53,605,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
20.	RESTRICTED NET ASSETS
PRC legal restrictions permit payments of dividends by China Finance Online’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. The general reserve, which requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and variable interest entities are restricted in their abilities to transfer a portion of their net assets to the Group. As of December 31, 2008 and 2009, the amount of restricted net assets was approximately $56,206,769 and $60,482,355, respectively.
Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserves as determined by the board of directors of the these subsidiaries. These reserves include a (i) general reserve, (ii) enterprise expansion reserve, and (iii) staff bonus and welfare reserve. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); amounts to be appropriated for the other two reserves are determined at the board of directors’ discretion. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriation to the general reserve amounted to $3,709,549, $3,335,073 and $nil in 2007, 2008 and 2009, respectively. There were no appropriations to the staff welfare and bonus reserve or the general reserve during 2007, 2008 and 2009.
21.	SUBSEQUENT EVENT
On February 22, 2010, the Company granted 3,512,000 options to directors and employees with an exercise price of $1.426 per share.

Additional Information — Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2008	2009
Assets

Current assets:
Cash and cash equivalents	$4,435,407	$3,620,238
Amounts due from subsidiaries	18,388,250	19,016,051
Prepaid expenses and other current assets	48,877	20,352
Dividends receivable	25,858,199	25,836,613

Total current assets	48,730,733	48,493,254
Investments in subsidiaries	47,021,860	47,893,966
Cost-method investment	1,479,571	1,479,571
Goodwill	50,534	50,534

Total assets	$97,282,698	$97,917,325

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	327,021	367,357
Amounts due to subsidiaries	13,322	142,572

Total current liabilities	$340,343	$509,929

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; shares issued and outstanding 109,754,433 in 2007, 110,014,433 in 2008 and 110,250,163 in 2009)	14,206	14,237
Additional paid-in capital	67,340,543	74,130,609
Accumulated other comprehensive income	6,448,078	6,342,765
Retained earnings	23,139,528	16,919,785

Total shareholders’ equity	96,942,355	97,407,396

Total liabilities and shareholders’ equity	$97,282,698	$97,917,325

Financial information of Parent Company
Statements of operations
(In U.S. dollars)

	December 31,
	2007	2008	2009

Operating expenses:
General and administrative	$975,931	$577,934	$1,071,533
Stock-based compensation	2,946,340	8,040,150	6,600,716

Total operating expenses	3,922,271	8,618,084	7,672,249

Interest income	253,003	50,970	4,510
Equity in earnings of subsidiaries and VIEs	10,299,974	25,997,391	1,469,390
Exchange gain(loss)	365,135	1,589,838	(21,394)
Other income	1,455	—	—
Loss from impairment of cost method investment	(11,127,000)	—	—

Net income (loss)	$(4,129,704)	$19,020,115	$(6,219,743)

Financial Information of Parent Company
Parent Company Statement of Shareholders’ Equity and Comprehensive Income
(In U.S. dollars, except share data)

			Additional	Accumulated other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	income (loss)	earnings	equity	income

Balance as of January 1, 2007	104,384,933	13,474	52,555,919	1,634,269	8,249,117	62,452,779
Exercise of share option by employees	—	—	2,366,697	—	—	2,366,697
Exercise of share options by non-employees	5,369,500	698	858,422	—	—	859,120
Stock-based compensation	—	—	2,946,340	—	—	2,946,340
Foreign currency translation adjustment	—	—	—	2,867,163	—	2,867,163	$2,867,163
Net loss	—	—	—	—	(4,129,704)	(4,129,704)	(4,129,704)

Balance as of December 31, 2007	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	(1,262,541)

Exercise of share option by employees	—	—	531,449	—	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600
Stock-based compensation	—	—	8,040,150	—	—	8,040,150
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	$1,946,646
Net income	—	—	—	—	19,020,115	19,020,115	19,020,115

Balance as of December 31, 2008	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	20,966,761

Exercise of share option by employees	185,730	24	181,357	—	—	181,381	—
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000	—
Stock-based compensation	—	—	6,600,716	—	—	6,600,716	—
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	$(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(6,219,743)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	(6,325,056)

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$(4,129,704)	$19,020,115	$(6,219,743)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation	2,946,340	8,040,150	6,600,716
Loss from impairment of cost method investment	11,127,000	—	—
Equity in earnings of subsidiaries	(10,299,974)	(25,997,391)	(1,469,390)
Changes in assets and liabilities:
Dividend receivable	2,473,269	—	—
Prepaid expenses and other current assets	(39,954)	84,695	28,525
Amounts due from subsidiaries	(4,344,190)	(15,071,573)	(105,742)
Accrued expenses and other current liabilities	1,719,911	(1,541,036)	31,836
Amounts due to subsidiaries	3	(47,217)	129,250

Net cash used in operating activities	(547,299)	(15,512,257)	(1,004,548)

Investing activities:
Net increase in loans to subsidiaries	4,000,000	—	—
Acquisition of businesses	(2,300,476)	—	—

Net cash provided by investing activities	1,699,524	—	—

Financing activities:
Proceeds from stock options exercised by employees	2,366,697	531,449	181,381
Proceeds from exercise of options granted to non-employee	859,120	41,600	8,000
Dividend from a subsidiary	9,238,436	—	—

Net cash provided by financing activities	12,464,253	573,049	189,381

Effect of exchange rate changes	76	(2)	(2)

Net increase (decrease) in cash and cash equivalents	13,616,554	(14,939,210)	(815,169)
Cash and cash equivalents, beginning of the year	5,758,063	19,374,617	4,435,407

Cash and cash equivalents, end of the year	$19,374,617	$4,435,407	$3,620,238

Note:
Basis for preparation
The parent-company only Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Croup’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.