Form 20-F
period 2010-12-31
China Finance Online Co. LTD
filed 2011-05-31
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Telephone: + (86 10) 58325288
Email: ir@jrj.com
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,887,883 ordinary shares, par value HK$0.001 per share.
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

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “the company,” “our”, refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;
•	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004, “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China; and
•	all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We and certain selling shareholders of our company completed the initial public offering of 6,200,000 American depositary shares, each representing five of our ordinary shares, par value HK$0.001 per share on October 20, 2004. On October 15, 2004, we listed our ADSs on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006), or Nasdaq, under the symbol “JRJC”. Effective January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market.
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies, including how we effect our goals and strategies;
•	our future business developments, business prospects, financial condition and results of operations;
•	our future pricing strategies or policies;
•	our plans to expand our service offerings;
•	our plans to use acquisitions and strategic investments as part of our corporate strategy;
•	competition in the PRC financial data and information services industry;

•	the expected growth of the online financial data and information services market;
•	performance of China’s securities markets;
•	performance of Hong Kong’s securities markets;
•	growth in our registered user accounts and subscriber base;
•	PRC governmental policies relating to taxes and how they will impact our business;
•	PRC governmental policies relating to the Internet and Internet content providers;
•	PRC governmental policies relating to the securities investment advisory companies to provide advisory services on securities and related products;
•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and
•	PRC governmental policies relating to mobile value-added services.
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
This annual report on Form 20-F also contains data related to the online financial data and information services market and the Internet. This market data includes projections that are based on a number of assumptions. The online financial data and information services market may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online financial data and information services industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ from the projections based on these assumptions.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected financial data.
The selected historical consolidated financial statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009 and 2010 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2006	2007	2008	2009	2010

Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	7,128	25,903	56,243	53,606	59,716
Cost of revenues	(1,468)	(4,427)	(9,367)	(8,147)	(8,497)

Gross profit	5,660	21,476	46,876	45,459	51,219
Operating expenses:
General and administrative	(2,956)	(7,784)	(15,371)	(16,982)	(13,208)
Product development	(742)	(2,269)	(5,635)	(10,754)	(13,028)
Sales and marketing	(2,666)	(6,924)	(13,521)	(26,095)	(26,991)

Total operating expenses	(6,364)	(16,977)	(34,527)	(53,831)	(53,227)
Government subsidies	—	136	437	567	514

Income (loss) from operations	(704)	4,635	12,786	(7,805)	(1,494)
Interest income	1,003	1,105	1,609	1,352	1,590
Interest expense	—	—	—	—	(142)
Exchange gain, net	267	424	1,489	2	813
Gain from trading securities	—	—	—	41	1,138
Other income, net	115	9	(169)	(258)	(7)
Loss from impairment of cost method investment	(1,322)	(11,127)	—	—	—
Income (loss) before income tax benefit (provision)	(641)	(4,954)	15,715	(6,668)	1,898
Income tax benefit (provision)	41	809	3,047	446	(264)
Purchased pre-acquisition earning	—	—	227	—	—
Net income (loss)	(600)	(4,145)	18,989	(6,222)	1,634
Less: net (loss) attributable to the noncontrolling interests	—	(15)	(31)	(2)	(326)
Net income (loss) attributable to China Finance Online Co. Limited	$(600)	$(4,130)	$19,020	$(6,220)	1,960

Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.01)	$(0.04)	$0.19	$(0.06)	$0.02
-diluted	$(0.01)	$(0.04)	$0.17	$(0.06)	$0.02

Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic(1)	$(0.03)	$(0.22)	$0.96	$(0.30)	$0.09
-diluted(1)	$(0.03)	$(0.22)	$0.84	$(0.30)	$0.09

	For the year ended December 31,
(in thousands of U.S. dollars)(1)	2006	2007	2008	2009	2010

Consolidated balance sheet data:
Cash and cash equivalents	$44,956	$74,729	$97,544	$107,391	$106,773
Current working capital(2)	38,011	53,811	78,226	81,255	90,146
Total assets	71,119	103,885	141,823	165,609	180,091
Deferred revenue, current	6,419	20,457	28,202	30,620	32,995
Total current liabilities	8,521	31,034	35,472	52,401	60,259
Deferred revenue, non-current	—	4,665	8,786	14,547	13,022
Total equity	$62,453	$67,834	$96,942	$97,667	$105,843

(1)	Each ADS represents five ordinary shares.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information
We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.6227, which was the prevailing rate on December 31, 2010. The prevailing rate on May 16, 2011 was $1.00 to RMB 6.5108. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2006	7.9693	8.0705	7.8051	7.8087
December 31, 2007	7.5806	7.8127	7.2946	7.2946
December 31, 2008	6.9193	7.2946	6.7800	6.8225
December 31, 2009	6.8314	6.8399	6.8201	6.8282
December 31, 2010	6.7668	6.8284	6.6227	6.6227
Most recent six months:
November 2010	6.6558	6.6925	6.6239	6.6762
December 2010	6.6515	6.6786	6.6227	6.6227
January 2011	6.6027	6.6349	6.5876	6.5891
February 2011	6.5840	6.5985	6.5752	6.5752
March 2011	6.5662	6.5750	6.5564	6.5564
April 2011	6.5292	6.5527	6.4990	6.4990
May 2011 (through 16th)	6.5006	6.5108	6.4948	6.5108

(1)	Averages are calculated from month-end rates.

B. Capitalization and indebtedness.
Effective June 29, 2010, China Merchants Bank Company Limited Shenzhen Branch issued a standby letter of credit in favor of Hong Kong Wing Lung Bank guaranteeing any credit that Hong Kong Wing Lung Bank grants to Hong Kong Genius Information Technology Co., Ltd., or CFO HK Genius, one of our wholly owned subsidiaries in Hong Kong. Based on the aforementioned standby letter of credit, Hong Kong Wing Lung Bank has granted CFO HK Genius a credit of a term loan facility up to HKD 20,000,000 (approximately US$2,570,000) and a revolving loan facility of HKD 79,000,000 (approximately US$10,150,000). Prior to the issuance of the aforementioned standby letter of credit, CFO Genius deposited RMB 96,250,000 (approximately US$14,533,000) with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’ credit application with Hong Kong Wing Lung Bank. As of December 31, 2010, the outstanding loan amount drawn down by CFO HK Genius is HKD 50,000,000 (approximately US$6,424,000).
C. Reasons for the offer and use of proceeds.
Not Applicable.
D. Risk factors.
Risks relating to our business
Any prolonged or substantial slowdown in the Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.
Our business can be adversely affected by the general macroeconomic environment. Economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. The world’s major economies remained fragile throughout 2010. Any prolonged or substantial slowdown in the Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.
Negative changes in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.
We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activities in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange Composite Index, or SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. However, the market experienced two severe corrections on February 27, 2007 and May 30, 2007, when China stock market declined approximately 9% and 7% respectively on a single trading day. Primarily due to the fluid macroeconomic conditions, the domestic stock market in China remained sluggish. The SSE Composite Index ended 2010 decreased 14.3% for the year, a decrease of 53.9% from its all-time high on October 16, 2007. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

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
In 2010, the People’s Bank of China announced a series of monetary measures to reduce inflationary pressure, including raising the bank deposit reserve ratio by the same margin of 0.5 percentage points for six times and benchmarking one-year lending and deposit rates by 0.25 percentage points twice within one year. The change in inflation on interest rates in China could have a significant impact on Chinese investors’ general participation in China’s stock market, which could in turn materially and adversely affect our business. Any measures adopted by the People’s Bank of China, such as an interest rate increase to reduce an inflation rate, may have an adverse effect on China’s securities markets, which could materially and adversely impact our business.
Downturns, disruptions and volatility in Hong Kong securities markets and negative developments in the business, economic and market conditions that could affect investors’ investing in Hong Kong securities markets could have a material and adverse impact on our business in the future.
Following the acquisition in 2007 of Daily Growth Securities Limited, or Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, which is now a subsidiary of Daily Growth Financial Holdings Limited, or Daily Growth Holdings, we provide a diversified portfolio of brokerage and informational service to our clients in connection with their investment in Hong Kong securities market. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ participation in Hong Kong’s securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng index lost approximately 30% of its value from October 30, 2007 through March 9, 2008. The Hang Seng index then fell to 10,676 points on October 27, 2008 and rebounded to 23,035.45 points on December 31, 2010. These fluctuations may result from regional and global economic, political and market conditions, broad trends in business and finance that are out of our control.
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

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to adopt our business model and devote greater resources than we can to the development and promotion of service offerings similar to or more advanced than our own. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and offer products and services that achieve greater market acceptance than ours. They may also undercut us by making more attractive offers to our existing and potential employees, content providers and sponsors. New and increased competition could result in price reductions for our research tools, reduced margin or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.
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
China’s financial information service industry is still in its developing stage with few substantial barriers to entry, which has historically caused certain unqualified companies and low-quality products to compete with us in the market. Certain unlicensed participants supplied counterfeit, illegal or low-quality and inferior products or services under our name. Such unlawful acts could not only distort market order, but also negatively impact our reputation and materially and adversely affect our future developments. In October 2010, the CSRC promulgated the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports (collectively referred to as the New Provisional Regulations), effective January 1, 2011. The New Provisional Regulations restrict the activities of those participants without licenses, thus benefitting industry leaders. Full and complete satisfactory results of the New Provisional Regulations, however, may only develop gradually over a period of time.
Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.
We depend on four securities data providers associated with the Shanghai, Shenzhen and Hong Kong Stock Exchanges and China Financial Futures Exchange, or CFFEX, to provide us with real-time stock, bond, mutual fund and financial futures quotes and other trading related information. We primarily rely on contractual arrangements with SSE Infonet Ltd. Co, which is associated with the Shanghai Stock Exchange, with Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, with HKEx Information Services Limited (“HKEx-IS”), which is a business subsidiary of Hong Kong Exchanges and Clearing Limited Group, and CFFEX, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication.

In June 2006, we were certified by SSE Infonet Ltd. Co to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data), and upgrade the features and functions of our current products. The definitive agreement was contemplated to continue through July 31, 2012.
In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2012.
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
In April 2010, we entered into a definitive agreement with CFFEX to provide real-time coverage on China’s newly introduced stock index futures. CFFEX authorizes us to provide all the data including market information, trading data and other information or data related to stock index futures products to end users in mainland China. The definitive agreement is contemplated to continue through April 16, 2012.
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

In October 2008, Fortune Software (Beijing) Co., Ltd., or CFO Software, one of our subsidiaries, entered into a series of contractual arrangements with Shenzhen Newrand Securities Advisory and Investment Co., Ltd., or CFO Newrand. CFO Newrand is a CSRC (China Securities Regulatory Commission) licensed securities investment advisory firm, which also wholly owns Shenzhen Newrand Securities Training Center, or CFO Newrand Training, a Shengzhen Bureau of Education licensed securities investment training center. In January 2009, we entered into a series of contractual arrangements with Beijing Chuangying Securities Advisory and Investment Co., Ltd. or CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd. or Beijing Chuangying Advisory and Investment Co., Ltd.), which is a CSRC licensed securities investment advisory firm. After our acquisition of 80% equity interest in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. or CFO Securities Consulting (formerly known as Shanghai Securities Consulting Co., Ltd.) in 2009, we raised the share capital of US$3.76 million in CFO Securities Consulting in November 2010, increased our beneficiary interest in CFO Securities Consulting from 80% to 92.5%. In November and December, 2010, we obtained the remaining 5% and 2.5% equity interest in CFO Securities Consulting, consequently our total percentage of beneficial interest of CFO Securities Consulting increased from 92.5% to 100%. As a result of these transactions, we became the beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting and, accordingly, we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements.
We may not be able to achieve all of the benefits of the business combinations or to successfully integrate the operations of CFO Stockstar, CFO Genius, Daily Growth Securities, CFO Newrand, CFO Chuangying and CFO Securities Consulting into that of ours. Although some of the companies we acquired have contributed positive operating cash flows on a collective basis in 2010, we cannot assure investors that they will continue to do so. Moreover, we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:
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

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of our ADSs and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.
New regulations of the CSRC regulating securities investment advisory business bring both opportunities and challenges to us. Any failure to comply with such new regulations could materially and adversely affect our business and operating results.
In October 2010, the CSRC promulgated the New Provisional Regulations, effective January 1, 2011.
The New Provisional Regulations regulate securities advisory software business (as defined below) and securities research reports issuance activities. The Provisional Regulations on Securities Investment Advisory expressively states that the business of providing securities advisory or other similar service through software tools or any other terminal equipment (“securities advisory software business”) should be subject to regulation by the CSRC. According to the New Provisional Regulations, securities advisory software business should be regarded as a securities investment advisory business, subject to laws and regulations with respect to securities investment advisory services. Therefore, providers of such services should obtain a securities investment advisory license which we have already acquired. We devote resources to regulatory compliance. Failure to comply with such regulations could lead to adverse consequences which could materially affect our securities advisory software business.
The Provisional Regulations on Securities Investment Advisory now allows securities investment advisory companies to provide advisory services for securities and related products under the framework of the provisional regulations and receive service compensation. We are strategizing to provide investment advisory-related services. Downturns, disruptions and volatility in the development of the securities investment advisory services industry, and negative developments in the business, economic and market conditions could have a material and adverse impact on our securities investment advisory business in the future.
Although the New Provisional Regulations will improve the competition landscape of the securities advisory software industry, the regulatory effects will materialize gradually. The New Provisional Regulations will eliminate unlicensed participants which supply counterfeit, illegal or low-quality and inferior products or services and will improve order in the market through enhanced regulations. The New Provisional Regulations indicates the government’s determination to standardize the industry. Ultimately, the New Provisional Regulations will restrict the activities of those participants without licenses and thus benefit industry leaders. Full and complete satisfactory results of the New Provisional Regulations, however, may only develop gradually over a period of time.
Our securities investment advisory business conducted through our newly acquired PRC-incorporated affiliates operates in a highly regulated industry and compliance failures could adversely affect our business.
CFO Newrand, CFO Chuangying and CFO Securities Consulting provide securities investment advisory services to our customers. The securities investment advisory business in China is subject to extensive regulations by the CSRC, in particular, the New Provisional Regulations effective January 1, 2011.

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
In August 2010, Moloon was wholly acquired by Ocean Butterflies Holdings Inc., a private and independent music and entertainment production company incorporated in the Cayman Islands (referred to as Ocean Butterflies Holdings), in the form of share exchanges between Moloon and Ocean Butterflies Holdings (referred to as the Share Swap Transaction). Prior to the Share Swap Transaction, we held 9,100,000 series B preference shares of Moloon, representing 23.21% of its total outstanding shares. As a result of the Share Swap Transaction, we currently hold 7,439,479 ordinary shares of Ocean Butterflies Holdings, which represents 16.82% of shares in Ocean Butterflies Holdings. In November 2010, Meridian Capital (SG) Ltd. (referred to as Meridian) acquired 3,000,000 common shares of Ocean Butterflies Holdings from certain of its individual shareholders for a total consideration of USD1,209,762 (referred to as the Meridian Acquisition). The Meridian Acquisition did not affect the number or percentage of shares of Ocean Butterflies Holdings’ common shares held by CFO. Although we do not currently believe that a decline in value will occur with respect to our investment in Ocean Butterflies Holdings, we cannot assure investors that the financial condition and operating results of companies we invest in (including Ocean Butterflies Holdings) will not negatively affect our business and financial condition. Government regulations may adversely affect the business of companies we invest in, which could have a material and adverse impact on our business. No impairment charges were recorded during the year ended December 31, 2010. In the future, we may also consider further strategic investments and partnerships with companies that specialize in non-exchange traded financial products in order to acquire their expertise in that area that we believe are difficult to otherwise obtain.
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
We may be subject to, and may expend significant resources in defending against, claims based on the content and services that we provide through our website and research tools.
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
Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. If one or more of our key executives are unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in violation of their employment agreements, we may not be able to easily replace them. As a result, our business may be significantly disrupted and our financial condition and results of operations may be adversely affected. In March 2010, Mr. Zuoli Xu, our then Chief Strategy Officer, resigned to pursue other interests. There is no disagreement between us and Mr. Xu. Although we do not believe that Mr. Xu’s resignation will have a material and adverse impact on our business and financial conditions, we cannot assure investors that we will be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.
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

If the current tax benefits we enjoy in PRC were no longer available, our effective tax rates for our PRC operations could increase.
The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five- year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Jujin Software (Shenzhen) Co., Ltd., or CFO Jujin, CFO Stockstar, and CFO Newrand are each entitled to enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and eventually transition to the standard 25% in 2012.
Under the EIT law and its implementing rules, preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state. Enterprises otherwise classified as “High and New Technology Enterprises” strongly supported by the state, such as CFO Software, Shanghai Meining Computer Software Co., Ltd., or CFO Meining and CFO Genius, are entitled to preferential EIT rate which has the effect of
•	providing CFO Software tax exemption for 2007 and a preferential tax rate of 7.5% for 2008, 2009 and 2010, and
•	providing CFO Meining and CFO Genius a preferential tax rate of 15% for 2008, 2009 and 2010.
Under the EIT law and its implementing rules, Fortune (Beijing) Success Technology Co., Ltd., or CFO Success, Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, Fortune (Beijing) Qicheng Technology Co., Ltd., or CFO Qicheng, and Shenzhen Shangtong Co., Ltd., or CFO Shenzhen Shantong, each of which are classified as “Software Enterprises,” and entitled to enjoy preferential tax treatments, which has the effect of
•	providing CFO Success tax exemption for 2008 and 2009 and a preferential EIT rate of 12.5% for each of 2010, 2011 and 2012;
•	providing CFO Shenzhen Shangtong and CFO Qicheng tax exemption for 2010 and 2011 and a preferential EIT rate of 12.5% for each of 2012, 2013 and 2014; and
•	providing CFO Zhengning a reduced tax rate of 10%, 11% and 12% for 2009, 2010 and 2011, respectively, and an eventual transition to the standard tax rate of 25% in 2012.
The continued qualification as “High and New Technology Enterprise” or “Software Enterprise” will be subject to reevaluation in 2011 by the relevant government authority in China. We cannot assure that our above PRC incorporated subsidiaries or affiliates will continue to qualify as a “High and New Technology Enterprise” or “Software Enterprise” for 2011 and thereafter. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which materially increase our tax obligations.
In addition, companies that develop their own software and register the software with relevant authorities in China were generally entitled to a value-added tax, or VAT, refund. With respect to revenue generated from the sale of certain online subscriptions, including our service packages, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, CFO Software, CFO Success, CFO Qicheng, CFO Zhengning, CFO Meining, CFO Genius, CFO Jujin, and CFO Shenzhen Shangtong all obtained VAT refunds that reduce their effective VAT rates from 17% to 3% before 2010. The VAT refund policy was intended to be effective until 2010, and the policy may continue or not after 2010. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Uncertainties in the PRC tax system may lead to penalties, termination of preferential tax treatment or change of tax levy method imposed on us because of a difference in interpretation of the applicable law by the relevant governmental authority. For example, under current tax laws and regulations, the local tax authority approved some of our entities such as CFO Chongzhi to file the income tax by adopting the “deemed-profit method”. Under the method, the entities filed the income tax by calculating as 2.5% of the gross revenues. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment and tax levy position, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to taxable income and the applicable tax rates, and therefore might be subject to penalties, including but not limited to monetary penalties, termination of preferential tax treatment or change of tax levy method, or claw-back and late payment interest. Reduction or elimination of the preferential tax treatments we have enjoyed or change of our tax levy method on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.
In addition, we cannot predict the effect of future tax application and tax developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. The discontinuation of tax application could materially and adversely affect our financial condition. Any significant increase in our income tax expenses may materially and adversely affect our profit.
Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.
By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes and the tax rate may be 10% for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and a material adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempted from Chinese dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.
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

Risks relating to regulation of our business and to our structure
We primarily rely on contractual arrangements with Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, CFO Newrand, Shanghai Chongzhi Co., Ltd., or CFO Chongzhi, CFO Chuangying, CFO Shenzhen Shangtong and CFO Qicheng, our significant PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.
Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements with CFO Fuhua, our significant PRC-incorporated affiliate over which we have no direct ownership, and its shareholders for operating our website and conducting our advertising business. These contractual arrangements may not be as effective in providing us with control over CFO Fuhua as direct ownership.
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
Between 2007 and 2009, we entered into contractual arrangements with CFO Chongzhi, CFO Shenzhen Shangtong and CFO Qicheng, our significant PRC-incorporated affiliates over which we have no direct ownership. In 2008 and 2009, we became the beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting, three licensed securities investment advisory companies incorporated in the PRC to operate our securities investment advisory business. Under the contractual arrangements, these significant PRC-incorporated affiliates will pay us service fees in return for our strategic consulting and technology support services. These contractual arrangements may not be as effective in providing us with control over the PRC-incorporated affiliates as direct ownership.
These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of CFO Fuhua, CFO Chongzhi, CFO Newrand, CFO Shenzhen Shangtong, CFO Chuangying and CFO Qicheng fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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
We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success, is a wholly foreign-owned enterprise under PRC law and, accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, nor CFO Success are eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with CFO Fuhua, pursuant to which we provide operational support to CFO Fuhua. In addition, we have entered into agreements with CFO Fuhua and Zhiwei Zhao and Jun Wang, the shareholders of CFO Fuhua, which provide us with the substantial ability to control CFO Fuhua. Wu Chen, a financial manager at International Data Group China Ltd., a PRC company affiliated with IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, two of our principal shareholders, transferred his holdings in CFO Fuhua to Jun Wang, our current chief financial officer, in October 2007. As a result, Jun Wang replaced Wu Chen as a party to all of the agreements we entered into with Wu Chen in connection with his holdings in CFO Fuhua and the operation of CFO Fuhua.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.
If we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success, CFO Fuhua and CFO Meining are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking business and operating licenses of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success, CFO Fuhua or CFO Meining;
•	discontinuing or restricting our operations or those of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success, CFO Fuhua or CFO Meining;
•	imposing conditions or requirements with which we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success, CFO Fuhua or CFO Meining could not satisfy;
•	requiring us, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success, CFO Fuhua or CFO Meining to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our initial public offering in 2004 to finance our business and operations in China; or
•	taking other regulatory or enforcement actions, including levying fines that could be harmful to our business.
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
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC-incorporated subsidiaries and PRC-incorporated affiliates do not represent an arm’s length price and adjust the income of our PRC-incorporated subsidiaries or that of our PRC-incorporated affiliates in the form of transfer pricing adjustments. Transfer pricing adjustments could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC incorporated subsidiaries or affiliates, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our PRC-incorporated subsidiaries or affiliates for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC-incorporated subsidiaries or affiliates’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have.
We are a holding company, and we rely principally on dividends and other distributions on equity primarily paid by Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success for our cash requirements, including the funds necessary to service any debt we may incur. If any of Daily Growth Holdings, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning or CFO Success incurs debt on its own behalf in the future, the instruments governing the debt may restrict such entity’s ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to amend the VIEs contractual arrangements that would materially and adversely affect the ability of CFO Beijing, CFO Software and CFO Success to pay dividends and other distributions to us.
Furthermore, PRC legal restrictions permit payments of dividends significantly by CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning or CFO Success only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success are also required to set aside a portion of their net income each year to fund specified reserve funds. These reserves are not distributable as cash dividends. Any limitation on the ability of our subsidiaries and PRC affiliates discussed above to make dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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
The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 31 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our significant PRC operating subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors. Our wholly foreign-owned enterprises are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet and investment advisory, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.
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
The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $3.95 per ADS. During the twelve-month period ended December 31, 2010, the price of our ADSs on the NASDAQ Global Market has ranged from a low of $6.20 to a high of $9.10 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.
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
We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006 and June 2009, respectively. The total number of ordinary shares issuable under the 2004 Plan as of December 31, 2010 is 21,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the 2010 annual general meeting, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As of December 31, 2010, we had granted options under the 2004 Plan with the right to purchase a total of 21,632,328 ordinary shares, and 3,703,940 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by several former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors.
We adopted the 2007 Equity Incentive Plan, or the 2007 Plan, in June 2007. As of December 31, 2009, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to the Restricted Stock Issuance and Allocation Agreement, or the Grant Agreement, entered into in July 2007 under the 2007 Plan. The Grant Agreement provides that the shares granted pursuant to it may become activated and vested during the three years following the granted date, or the Vesting Term, based on our achievement of certain performance targets for 2008 and 2009, or the Performance Period. Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that were not activated as of December 31, 2009 would become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Based on our operating performance for 2010, no more granted shares were activated in 2010. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2010.
On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Daily Growth Holdings and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and incentivize our team, and we believe the plan is in our best interests and the best interests of our stockholders.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
There were 110,887,883 of our ordinary shares including 20,507,051 ADSs (representing 102,535,255 of those ordinary shares) outstanding as of December 31, 2010. In addition, there are outstanding options to purchase an additional 13,103,238 ordinary shares, including options to purchase 1,095,000 ordinary shares under the option agreements that were independent of the 2004 Plan. These ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.
A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
As of December 31, 2010, seven of our existing shareholders, including IDG Technology Venture Investments, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., C&F International Holdings Limited, Ling Zhang, Jianping Lu and FMR LLC, beneficially owned, collectively, approximately 63.82% (As of March 31, 2011, this percentage became 58.12% as FMR LLC adjusted its holding of our outstanding ordinary shares from 14,332,020 shares or 12.92% to 8,005,180 shares or 7.22% according to the 13G filed with the SEC on April 8, 2011, which including 7,980,180 shares held by Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and 25,000 shares held by Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.) of our outstanding ordinary shares. As of December 31, 2010, IDG Technology Venture Investments, LP and IDG Technology Venture Investment, Inc. together have one board representative on our five-director board, and beneficially own, collectively, approximately 20.19% of our outstanding ordinary shares. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:
•	Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into two classes, with half of our board, excluding our chief executive officer, standing for election every two years. Our chief executive officer will at all time serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

•	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director in this way to give us at least 120 days’ notice of the resolution, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.
•	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.
•	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the United States. However, the Hong Kong Companies Ordinance has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, representing three-fourths in value of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings convened by the High Court of Hong Kong. The arrangements must be sanctioned by the High Court of Hong Kong after shareholders or creditors approve it at the court-convened meeting.
•	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of our next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders.
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
As a result of the entire above, minority public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.
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
China Finance Online Co. Limited was incorporated in Hong Kong in November 1998. Prior to April 2000, we did not conduct any business operations. In April 2000, we purchased all of the equity interests of Fortune Software (Beijing) Limited and renamed it China Finance Online (Beijing) Co., Ltd., or CFO Beijing, whereby we acquired our website, www.jrj.com.cn, and commenced our online financial and listed company data and information operations. In October 2004, we purchased another domain name, www.jrj.com, and commenced operating our business under this domain name in March 2005. We maintain the same content under both domain names.
Since we commercially launched our service offerings in April 2001, we have conducted substantially all of our operations in China through our wholly owned subsidiary, CFO Beijing, until December 2004. In December 2004, we incorporated a new wholly foreign-owned enterprise, Fortune Software (Beijing) Co., Ltd., or CFO Software. As wholly foreign-owned enterprises, CFO Beijing and CFO Software are not permitted under PRC law to provide Internet information content, which requires special licenses from the MIIT or its local branches. In order to comply with foreign ownership restrictions, we operate our website in China through Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, hold 45% and 55% of the equity interests in CFO Fuhua, respectively.
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
In October 2007, we formed a strategic alliance with China Center for Financial Research, or CCFR, of Tsinghua University, one of the most reputable universities in China, primarily in the area of financial database development. We receive exclusive technical advice and support from CCFR on the development of financial database and analytics. We also cooperate with CCFR on other areas including training, product development, investor education and related areas. This collaboration enables us to further solidify our leading position in providing financial information, data and analytics in China.
In November 2007, we successfully completed the acquisition of Daily Growth Securities (formerly known as Daily Growth Investment Company Limited), a licensed securities brokerage firm incorporated in Hong Kong with a history of over 36 years. Under the definitive agreement, we acquired 85% equity interest of Daily Growth Securities for approximately $3.6 million. By acquiring and fully integrating Daily Growth Securities, with our existing resources, particularly the investor base of our premium websites jrj.com and stockstar.com, our long-term goal is to provide a diversified portfolio of brokerage and informational services to our users and improve the monetization rate of our website user base by capitalizing our users’ growing interest in investing in Hong Kong-listed securities. In 2008, we raised the authorized and issued share capital of Daily Growth Securities; consequently, the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. CFO Hong Kong currently holds 85% of the equity interests of Daily Growth Securities, Daily Growth Futures, a licensed futures contract trading firm incorporated in Hong Kong, Daily Growth Wealth Management Limited, or Daily Growth Wealth Management, and Daily Growth Investment Services Limited, or Daily Growth Investment Services, companies incorporated in Hong Kong. We intend that all the equity interests held or to be held by CFO Hong Kong in a financial service related business will be integrated into Daily Growth Holdings, thereby making Daily Growth Holdings our platform to develop financial service related business outside China.
In January 2008, we entered into a strategic alliance with China Telecom, one of the largest telecommunications services providers in China, with the purpose to deliver a variety of financial information services to China Telecom’s broadband subscribers and fixed line users. Under the agreement, the two parties will establish and maintain a co-branded finance channel on China Telecom’s broadband portal Vnet.cn, a website owned by China Telecom that also serves as the payment platform for its broadband subscribers for various internet value-added services. China Telecom distributes our products and services through Vnet.cn as well as its business halls in China, and the two parties share revenues generated from such products and services according to the agreed-upon scheme under the alliance agreement. We believe that this strategic alliance further solidifies our leading position in providing financial information, data and analytics in China and also bring us a unique opportunity to further enhance our brand awareness among tens of millions of potential users.

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
In October 2008, we entered into a series of contractual arrangements with CFO Newrand and its shareholders. CFO Newrand is a CSRC licensed securities investment advisory firm, which also wholly owns a Shengzhen Bureau of Education licensed securities investment training center providing professional training opportunities in the areas of finance, investment, wealth management and risk management. As a result of the contractual arrangements, we became the beneficiary of CFO Newrand and accordingly we consolidate the results of operations of CFO Newrand in our financial statements. The net cash consideration for the beneficial interests we have obtained in CFO Newrand is US$3.83 million.
In January 2009, we entered into a series of contractual arrangements with CFO Chuangying and its individual shareholders, Yang Yang and Zhenfei Fan, who further transferred their shares to Zhiwei Zhao and Jun Wang. CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.) is a CSRC licensed securities investment advisory firm. The net cash consideration for the beneficial interests we have obtained in CFO Chuangying is US$0.59 million.
In November 2009, one of the company’s variable interest entities, CFO Chongzhi, acquired 80% of the equity interest of CFO Securities Consulting, which is a CRSC licensed securities investment advisory firm, As a result of the contractual arrangements, we became the primary beneficiary of CFO Securities Consulting. The net cash consideration for the beneficial interests we have obtained in CFO Securities Consulting is US$1.33 million. In November 2010, we raised the share capital of US$3.76 million in CFO Securities Consulting; consequently, our beneficiary interest in CFO Securities Consulting increased from 80% to 92.5%. On November 17, 2010 and December 20, 2010, CFO Chongzhi obtained the remaining 5% and 2.5% equity interest in CFO Securities Consulting for total consideration of US$0.38 million, consequently our total percentage of beneficial interest of CFO Securities Consulting increased from 92.5% to 100%.
As a result of the contractual arrangements, we became the beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting, and accordingly we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements. We also indirectly became the beneficiary of securities investment advisory licenses and the investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which will enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future. In October 2010, the CSRC promulgated the New Provisional Regulations, effective January 1, 2011. The Provisional Regulations on Securities Investment Advisory now allows securities investment advisory companies to provide advisory services for securities and related products under the framework of the provisional regulations and receive service compensation. We are strategizing to provide investment advisory-related services. The arrangements with CFO Newrand, CFO Chuangying and CFO Securities Consulting are part of our long-term strategic roadmap to become a comprehensive financial service provider.
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
In April 2010, we entered into a definitive agreement with CFFEX to provide real-time coverage on China’s newly introduced stock index futures. Pursuant to the agreement, CCFEX has authorized us to provide all the data including market information, trading data and other information or data related to stock index futures products to end users in mainland China. In February 2010, the State Council of China approved the introduction of stock index futures. The stock index futures is intended to enhance the foundation of China’s capital market, increase the trading mechanism of securities, complete the market function, stabilize the market operation and promote the healthy development of the capital market. This important strategic partnership represents another key milestone as we strive to become the ‘one-stop’ source of all financial and investment information, data and analytics for our current vast registered user base
In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2012. Level II quotes give investors unique insight into a stock’s price movement, which, we believe, is of great value to Chinese investors.
On July 6, 2010, our flagship website, jrj.com, has entered into an exclusive agreement to form a strategic partnership with the China Academy of International Trade and Economic Cooperation (“CAITEC”), a Ministry of Commerce organization. Under the partnership, we will consolidate and streamline CAITEC’s “Themis Financial Safety” data regarding companies listed on both the Shanghai and Shenzhen Stock Exchanges and distribute to our paid subscribers. Traditionally only available to institutional investors, authoritative third-party assessments on listed companies’ financial soundness are now being offered for the first time to Chinese retail investors to enhance their analytical and informational competitiveness, and to promote the healthy development of China’s capital markets.
In 2010, we reinforced and expanded internet-based capabilities through new initiatives such as a financial microblogging and trading simulations. We launched a leading financial microblogging platform, Ganniu, to enable investors to share with each other their investment opinions, to gain valuable insight from experienced investors and to follow the latest developments in the market. We also created trading simulation platforms for the trading simulation of mainland stocks. We also pioneered the simulation for funds, Hong Kong stocks and index futures. Simulation platforms have provided educational platform for users to gain investment knowledge and improve investment techniques. The platforms have boosted our brand image and users outreach among Chinese investors.
On January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market. The NASDAQ Global Select Market is designated for public companies that meet the highest initial listing standards in the world. Inclusion in the world-class blue chip market is a significant milestone of our progress and is indicative of our commitment to high standards and good governance, and marks our achievement, leadership and stature.
Our principal executive offices are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100033, People’s Republic of China and our telephone number is (8610) 5832-5288.

B. Business overview.
We are the technology-driven, user-focused market leader in China in providing vertically integrated financial services including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through the web portals, http://www.jrj.com and http://www.stockstar.com, we provide individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through our subsidiary, CFO Genius, we provide financial information database and analytics to institutional customers including domestic securities and investment firms. Through our subsidiary, Daily Growth Securities, we provide securities brokerage services for stocks listed on the Hong Kong Stock Exchange.
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

Our websites
We operate two of the most popular finance portals in China: www.jrj.com and www.stockstar.com, with broad geographic coverage of well-developed regions in China. “JRJ” is the abbreviation of “Jin Rong Jie,” which translates to “the financial industry” in Chinese. As of December 31, 2010, we had a total of approximately 20.2 million registered user accounts. Our registered users are Internet users who maintain a registered account with either www.jrj.com or www.stockstar.com. Our website content and our research tools are the key components of our information platform. Our websites have four primary functions, namely to:
•	attract visitors and market our subscription based service offerings. The pool of registered users that are attracted by the two finance portals for information and free services forms a natural target for our subscription services and brokerage services;
•	store content and serve as an integral part of our information platform;
•	serve as download platforms for our service offerings; and
•	display online advertisements.
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
Our service offerings are broadly divided into three categories: Securities Market Information, Technical Analysis and Fundamental Analysis. Our research tools include a number of features and functions that, we believe, are innovative and are not widely available in the Chinese financial markets. As of December 31, 2010, we had a total of approximately 156,000 active paying individual subscribers. Active paying individual subscribers refer to registered users who subscribe to one of our fee subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.
Financial analysis tools.
Our financial analysis tools are research tools that provide subscribers with the ability to quantitatively calculate and analyze financial data, which include:
•	Securities market data analysis tools. Our securities market data service packages are developed on the basis of Level II quotes licensed from the Shanghai and Shenzhen Stock Exchanges. In June 2006, we entered into an agreement with SSE Infonet Ltd. Co, which is associated with the Shanghai Stock Exchange. Under the definitive agreement, we are certified by Shanghai Stock Exchange to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement was contemplated to continue through July 31, 2012.
In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through March 31, 2012.
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
Real-time and historical data.
Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 10,000 securities, including company stocks, bonds, warrants and mutual funds, listed on China’s Shanghai, Shenzhen and Hong Kong Stock Exchanges. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the Shanghai, Shenzhen and Hong Kong Stock Exchanges and CFFEX. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.
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
Our brokerage services
With the acquisition of Hong Kong-based Daily Growth Securities in November 2007, a licensed securities brokerage firm with a history of 36 years, we provide certain brokerage and related services to our customers who invest in stocks listed on Hong Kong Stock Exchange. Daily Growth Securities is regulated by the Hong Kong Securities and Futures Commission and Hong Kong Stock Exchange. In 2010, brokerage and related services provided by Daily Growth Securities and Daily Growth Futures represented approximately 5% of our total net revenues, and such services were not part of our core business in 2010.
Our online advertisement services
We believe that our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. Although we believe our internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated audience group, in 2010, we continued to allocate most of our advertising inventory to promote our own subscription-based software offerings. In 2010, revenues from advertising-related services represented approximately 12% of our total net revenues, and online advertising was not part of our core business.

Customer support
Our customer support center provides our subscribers real-time and personal support. Our customer support center currently operates from 8:30 a.m. to 8:30 p.m. on weekdays and 9:30 a.m. to 6:00 p.m. on weekends and holidays. In addition, our customer support personnel assist our existing and prospective subscribers to resolve any technical problems, and perform sales and marketing functions. We have an in-house training program for our customer support personnel, which include training courses on China’s securities markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.
Our content providers
We draw content from the Shanghai, Shenzhen and Hong Kong Stock Exchanges, which provide us with real-time stock, bond, mutual fund pricing and other information, CFFEX, which provides us with real-time stock index futures pricing, and our data providers, CFO Genius, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also collect data and draw content from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, licensed individual securities advisors, and news publishers and media companies, as well as financial institutions, such as banks, trust companies and insurance companies.
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
Our agreement with Shenzhen Securities Information Co., Ltd., associated with the Shenzhen Stock Exchange, is contemplated to continue through March 31, 2012. Under the agreement, we are allowed to develop service packages based on Level II quotes, and upgrade the features and functions of our current products.
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
Financial Institutions, securities advisors and stock brokerages
We have entered into cooperation contracts with various financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us. We have also entered into cooperation arrangements with securities advisory companies, futures companies and securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance. In October 2008, we entered into a series of contractual arrangements with CFO Newrand, a CSRC licensed securities investment advisory firm. CFO Newrand Training, a wholly owned subsidiary of CFO Newrand, is a licensed securities investment training center which provides professional training opportunities in the areas of finance, investment, wealth management and risk management. In 2009, we entered into contractual arrangements with CFO Chuangying and CFO Securities Consulting, two CSRC licensed securities investment advisory companies incorporated in the PRC to operate our securities investment advisory business. As a result of the contractual arrangements, we became the beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting and, accordingly, we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements. Through the contractual arrangements with CFO Newrand, we also indirectly own securities investment advisory licenses and the investment education license of CFO Newrand Training issued by the Shenzhen Bureau of Education, which would enable us to offer investment research and advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future.
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
Product development
We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest in technology and innovation. We believe that we are one of the few online financial information service providers in China that have solid in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings and enhance our competitiveness.
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
We expect product development to remain an important part of our business as the online financial data and information services industry in China becomes increasingly sophisticated. In order to remain competitive, we expect to continue to expand our product development efforts, namely to:
•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;
•	enhance our subscribers’ experience by improving the quality of our research tools and website;
•	develop additional research tools, features and content specifically targeting the high-end subscribers; and
•	design and build new financial instrument service products that fit our strategies.
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

Growth Strategy
We are combining our own capability of organic growth with strategic acquisition and partnership.
Our own organic growth is achieved by:
•	leveraging our own website platform and other online and mobile platform to increase registered user base;
•	building competitiveness in product innovation and data quality to increase both the registered users and paid subscribers;
•	building our customer database by better understanding and in depth user data mining on our registered users;
•	reinforcing internet capacity through two of our industry-leading financial portal sites and related web applications to improve users experience and stickiness.
•	upgrading our existing service offerings and expanding our present service;
•	encouraging our subscribers to migrate to newer and more comprehensive service offerings.
On the other hand, strategic acquisition and partnership is achieved by:
•	acquiring strategic resources and capabilities in order to strength entry barriers, broaden product offering, expand business scale, diverse revenue resources and monetize registered user base; and
•	obtaining access to complementary resources and capabilities through strategic partnerships that enable us to penetrate into a bigger market to solidify our leading position and enhance our brand awareness.
Competition
The online financial data and information services market in China is under-developed, has few substantial barriers to entry, and is fragmented, competitive and rapidly changing. The number of online financial news and information sources, who are competing for users’ attention and subscriptions, has increased since we commenced operations. We anticipate that such competition can continue to intensify. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:
•	publishers and distributors of traditional media, including print, radio and television as well as radio and television programs and news focused on financial news and information;
•	internet portals providing information on business, finance and investing;
•	financial information web pages offered by websites;

•	stock research software vendors, especially those that develop and market stock research software through stock brokerage companies; and
•	stock brokerage companies, especially stock brokerage companies with online trading capabilities.
Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, the market acceptance, pricing and sophistication of our analytical tools, the ease of use of our information platform and the effectiveness of our sales and marketing efforts.
China’s financial information service industry is still in its developing stage with few substantial barriers to entry, which has historically caused certain unqualified companies and low-quality products to compete with us in the market. Certain unlicensed participants supplied counterfeit, illegal or low-quality and inferior products or services under our name. Such unlawful acts could not only distort market order, but also negatively impact our reputation and materially and adversely affect our future developments. In October 2010, the CSRC promulgated the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports (collectively referred to as the New Provisional Regulations), effective January 1, 2011. The New Provisional Regulations restrict the activities of those participants without licenses, thus benefitting industry leaders. Full and complete satisfactory results of the New Provisional Regulations, however, may only develop gradually over a period of time.
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
Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 106 software copyrights, each of which has been registered with the National Copyright Administration of the PRC.
We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 33 trademarks registered with the China Trademark Office, owned by CFO Beijng, CFO Meining, CFO Genius and CFO Newrand, and nine trademarks registered in Hong Kong.
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
In order to host our website, CFO Fuhua and CFO Meining are required to hold an Internet content provider permit, or ICP, license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license (or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing, and CFO Meining currently holds a National License issued by MIIT and an ICP license issued by MIIT in Shanghai.
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
The New Provisional Regulations promulgated by the CSRC in October 2010 and effective January 1, 2011 require that providers of such services should obtain securities investment advisory license that we have acquired already. Each of CFO Newrand, CFO Chuangying and CFO Securities Consulting, regulated by the CSRC, holds a securities investment advisory license which allows them to provide analytical report, strategic consulting and investment advisory services relating to securities market, share-holding system reform and market regulatory matters to its individual and corporate clients including domestic and overseas securities investors and securities trading and brokerage firms. CFO Newrand Training owns a private school license issued by Shenzhen Bureau of Education.
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
Intellectual property rights
The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to, products disseminated over the Internet and computer software. We have registered all of our self-developed software with the National Copyright Administration.
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
C. Organizational structure.
We substantially conduct our business through our wholly owned subsidiaries in China, the significant entities of which are CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success.
In compliance with the PRC’s foreign investment restrictions on Internet content provider services and other laws and regulations, we conduct some operations via significant domestic affiliates. We are dependent on CFO Fuhua and CFO Meining, each a wholly owned subsidiary of CFO Fuhua, to host our websites. In addition, between 2007 and 2009, we established CFO Chongzhi, CFO Qicheng, CFO Shenzhen Shangtong and other VIEs. During 2008 and 2009, we entered a series of contractual arrangements with CFO Newrand, which wholly owns CFO Newrand Training, with CFO Chuangying, and with CFO Chongzhi, which owns CFO Securities Consulting. We are dependent on CFO Newrand, CFO Chuangying and CFO Securities Consulting to conduct securities investment advisory business.
We provide diversified financial services in the Hong Kong market. In 2007, we acquired Daily Growth Securities (formerly known as Daily Growth Investment Company Limited) to provide securities brokerage services for stocks listed on Hong Kong Stock Exchange. In 2008, we raised the authorized and issued share capital of Daily Growth Securities so the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. In addition, in 2008 and 2009 we established Daily Growth Futures, Daily Growth Wealth Management and Daily Growth Investment Services. On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. CFO Hong Kong currently holds 85% of the equity interests of Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, and Daily Growth Investment Services.

The following table sets forth the details of our principle subsidiaries and significant PRC-incorporated affiliates as of December 31, 2010:

	Jurisdiction	Legal
	of	Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Stockstar Information Technology (Shanghai) Co., Ltd.	PRC	100%
Daily Growth Financial Holdings Limited	BVI	85%
Daily Growth Futures Limited	Hong Kong	85%
Daily Growth Securities Limited	Hong Kong	85%
Daily Growth Wealth Management Limited	Hong Kong	85%
Daily Growth Investment Services Limited	Hong Kong	85%
Hong Kong Genius Information Technology Co., Ltd.	Hong Kong	100%

*	Denotes variable interest entities or subsidiaries of variable interest entities

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
We entered into contractual arrangements with our affiliates including significant affiliates such as CFO Newrand, CFO Chongzhi, CFO Chuangying, CFO Qicheng and CFO Shenzhen Shangtong and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements.

D. Property and equipment.
Our principal executive offices as well as our subsidiaries, CFO Beijing, CFO Software, CFO Fuhua, CFO Success, CFO Chuangying and CFO Qicheng, are currently located in Beijing, leasing approximately 5,616 square meters. CFO Stockstar, CFO Meining and CFO Zhengning, CFO Chongzhi, and CFO Securities Consulting are located in Shanghai, leasing approximately 3,767 square meters. CFO Genius, CFO Jujin, CFO Newrand, CFO Newrand Training, and CFO Shenzhen Shangtong are located in Shenzhen, leasing approximately 1,927 square meters. Daily Growth Securities, Daily Growth Futures, Wealth Management and Daily Growth Investment Services are located in Hong Kong, leasing approximately 557 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
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
A. Operating Results
We are the technology-driven, user-focused market leader in China in providing vertically integrated financial services including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through the web portals, http://www.jrj.com and http://www.stockstar.com, we provide individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through our subsidiary, CFO Genius, we provide financial information database and analytics to institutional customers including domestic securities and investment firms. Through our subsidiary, Daily Growth Securities, we provide securities brokerage services for stocks listed on the Hong Kong Stock Exchange.
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
Our net revenues increased by 11.4% to $59.7 million in 2010 from $53.6 million in 2009. Our net income was $1.96 million in 2010. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription periods. Our deferred revenues were $46.0 million as of December 31, 2010, compared to $45.2 million as of December 31, 2009.

Our principal capital expenditures for 2008, 2009 and 2010 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $5.0 million, $4.5 million and $0.9 million, respectively.
Key factors affecting our operating results and financial condition
Some of the key factors affecting our operating results and financial condition include the following:
•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets, as well as the overall performance of China’s economy;
•	termination of our TopView series of market data analysis products. On December 31, 2008, SSE Infonet Ltd. Co terminated the provision of TopView data to third-party software vendors, including us. We subsequently terminated the offering of TopView products to our customers. Our 2009 operating results were impacted from the TopView termination;
•	contribution of alternative revenue resources such as revenues from online advertising;
•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;
•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;
•	other tax incentives we receive from PRC tax authorities resulting from CFO Success, CFO Zhengning, CFO Qicheng, and CFO Shenzhen Shangtong being the “Software Enterprises”; CFO Software, CFO Meining and CFO Genius being the “High and New Technology” companies; and CFO Stockstar, CFO Jujin, and CFO Newrand are entitled to enjoy a reduced tax rate;
•	our cost structure, including, in particular, our cost for raw data, bandwidth costs and personnel-related expenses;
•	the desirability of our service packages relative to other products and offerings available in the market;
•	our ability to benefit from the acquisition of CFO Stockstar, CFO Genius, Daily Growth Securities and the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Chongzhi, CFO Chuangying, CFO Securities Consulting, and CFO Shenzhen Shangtong and other VIEs; and
•	PRC telecommunication and regulatory policies.
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

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $7.0 million in 2010, representing a 76% increase from the $4.0 million contributed in 2009. Revenues from advertising accounted for 11.8% of our net revenues in 2010. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising was not considered a core service line of our business in 2010.
Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $3.7 million in revenue for VAT refunds in 2010. The VAT refund policy was intended to be effective until 2010, and the policy may continue or not after 2010. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.
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
Net revenues
Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We pay business tax in the PRC on revenues from advertising-related business and from mobile value-added services included in our subscription services.

We derive revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2008	2009	2010

Subscription fees	$50,598,929	$47,201,162	$49,518,331
Advertising revenue	2,946,389	3,985,699	7,031,219
Brokerage service revenue	956,549	2,228,630	3,003,246
Others	1,740,901	190,386	163,246

Total revenue from external customers	$56,242,768	$53,605,877	$59,716,042

Cost of revenues
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites. Cost of revenues accounted for 15% and 14 % of our net revenues in 2009 and 2010, respectively.
Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.
Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees are the largest component of our cost of revenues, constituting 33% of our cost of revenues in 2010.
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
Operating expenses
Our operating expenses consist of general and administrative expenses, product development expenses, and sales and marketing expenses. Stock-based compensation expenses are reported within each of the operating expense financial statement line items, as appropriate. The decrease in operating expenses, excluding stock-based compensation expenses, in absolute amount of operating expenses is primarily due to continuing strides that we have made in enhancing our operating efficiency through further cost reduction.

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
Stock option plan and option agreements
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan as of December 31, 2010 is 21,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the annual general meeting held on June 30, 2010, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. We granted options under the 2004 Plan with the right to purchase up to 5,688,488 ordinary shares (including 90,000 options to eligible individual consultants and advisors) in 2004, and 627,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,003,000 ordinary shares, and 899,640 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In July 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, and 172,760 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with right to purchase up to 2,820,840 ordinary shares, and 970,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares, and 379,200 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2010, we granted to selected employees under the 2004 Plan options with a right to purchase up to 3,562,000 ordinary shares, and 655,340 unvested options were forfeited and returned to the option pool as a result of resignation from employment by a few former employees. As of December 31, 2010, options to purchase 3,760,100 ordinary shares were available for future grant under the 2004 Plan.

The options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The options we granted in January and March, 2008, respectively, have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The options we granted in June and December, 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019. The options we granted on February 22, 2010 and October 8, 2010 have exercise prices of $1.426 and $1.43 per share, respectively, and will expire on February 21, 2020 and October 7, 2020, respectively.
Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time; provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2010, we have a total number of 8,221,838 options that are currently vested and exercisable for ordinary shares.
We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors of the company, of which 5,734,500 ordinary shares have been exercised as of December 31, 2010.
On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible to participate in the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2009, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for another three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2010 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. As of December 31, 2010, the total 8,658,048 shares that were activated based on our operating performance during 2008 were vested.

On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Daily Growth Holdings and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.
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
Revenue recognition. We charge our subscribers a subscription fee for the right to use our service packages for, in general, a one-year period. For subscription services provided to individual investors, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our individual subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the subscription period, and promptly provide the subscriber with an account access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the service period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the service period.
We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.
We also derive commission from brokerage services provided by Daily Growth Securities and Daily Growth Futures, which buy or sell securities on their customers’ behalf. The commission income is recognized on a trade date basis as securities transactions occur.
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

Stock-based compensation. Stock-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.
For stock-based compensation awards issued to non-employees, we uses the Black-Scholes Option Pricing Model to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete. Prior to the measurement date, non-employee stock-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.
For the nonvested shares granted with performance condition, stock-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken in to consideration in determining fair value of the nonvested shares granted. For the nonvested shares granted under the 2007 Plan, the Company does not expect the performance target will be met.
Cost method investment. For investments in an investee over which we do not have significant influence, we carry the investment at cost and recognize income as any dividends declared from distribution of investee’s earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.
Goodwill. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.
We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. Based on the company’s assessment, there was no impairment of goodwill for the years ended December 31, 2008, 2009 and 2010.
The total carrying amount of goodwill is $12,949,587 as of December 31, 2010; this amount is allocated to four reporting units, which are Southern China, Eastern China, Northern China and Hong Kong. For 2010, we performed the impairment assessment for goodwill for these four reporting unites. The fair value of each reporting units is substantially higher than their carrying value, respectively. Therefore, we recognized no impairment loss of goodwill in 2010.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit:
•	The revenue growth is projected at a compound annual growth rate, or CAGR. For the years 2011-2015, the CAGR of the four reporting units are approximately 7% for each of 2011 through 2014 and 10% for 2015 for Southern China; 5%, 5%, 7%, 8%, 10% for Eastern China; 7%, 2%, 8%, 9%, 9% for Northern China and 24%, 19%, 12%, 7%, 7% for Hong Kong, which is within the range of comparable companies at the time of valuation.
•	In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable.
•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.
•	To maintain normal operations, capital expenditures are estimated to be around 8%, 2%, 3%, and 3% of revenue for the four reporting units, respectively.
•	The working capital requirement is estimated based on main accounts turnover days.
•	A perpetual growth rate after 2015 is assumed to be at 3% per year for each of the four reporting units.
•	The weighted average cost of capital, or WACC, used in the calculation is 15%, 22%, 23% and 17% for the four reporting units, respectively.
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
Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2009 and 2010.

Results of operations
The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

(in thousands of U.S. dollars,	For the year ended December 31,
except as % of net revenues)	2008		2009		2010

Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues	$57,146	101.6%	$55,108	102.8%	$61,408	102.8%
Business tax	(903)	(1.6)	(1,502)	(2.8)	(1,692)	(2.8)

Net revenues	56,243	100%	53,606	100%	59,716	100%
Cost of revenues	(9,367)	(16.7)	(8,147)	(15.2)	(8,497)	(14.2)

Gross profit	46,876	83.3	45,459	84.8	51,219	85.8
Operating expenses:
General and administrative	(15,371)	(27.3)	(16,982)	(31.7)	(13,208)	(22.1)
Product development	(5,635)	(10.0)	(10,754)	(20.1)	(13,028)	(21.8)
Sales and marketing	(13,521)	(24.0)	(26,095)	(48.7)	(26,991)	(45.2)

Total operating expenses	(34,527)	(61.4)	(53,831)	(100.4)	(53,227)	(89.1)
Government subsidies	437	0.8	567	1.1	514	0.9
Income (loss) from operations	12,786	22.7	(7,805)	(14.6)	(1,494)	(2.5)
Interest income	1,609	2.9	1,352	2.5	1,590	2.7
Interest expense	—	—	—	—	(142)	(0.2)
Exchange gain, net	1,489	2.6	2	—	813	1.4
Gain from trading securities	—	—	41	0.1	1,138	1.9
Other expense, net	(169)	(0.3)	(258)	(0.5)	(7)	—
Income (loss) before income taxes benefit (provision)	15,715	27.9	(6,668)	(12.4)	1,898	3.2
Purchased pre-acquisition earning	227	0.4	—	—	—	—
Income tax benefit (provision)	3,047	5.4	446	0.8	(264)	(0.4)
Net income (loss)	18,989	33.8	(6,222)	(11.6)	1,634	2.7
Less: net loss attributable to noncontrolling interests	31	0.1	2	—	326	0.5

Net income (loss) attributable to China Finance Online Co. Limited	$19,020	33.8%	$(6,220)	(11.6%)	1,960	3.3%
Year ended December 31, 2010 compared to year ended December 31, 2009
Revenues
Our gross revenues increased by 11.4% from $55.1 million in 2009 to $61.4 million in 2010. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2010 was $46.0 million, compared to $45.2 million at the end of 2009. Such increase in deferred revenue will be recorded as net revenues over the next several quarters.
Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2010, increased to $7.0 million in 2010 from $4.0 million in 2009.
Our net revenues derived from brokerage income were $3.0 million in 2010, representing 5.0% of total net revenues for the year.
Our business taxes attributable to our gross revenues increased from $1.5 million in 2009 to $1.7 million in 2010, primarily due to the increase in volume of our advertising businesses. After taking into account business taxes attributable to our gross revenues, our net revenues increased by 11.4% to $59.7 million in 2010 from $53.6 million in 2009.

Cost of revenues
Our cost of revenues in 2010 increased by 4.9% to $8.5 million from $8.1 million in 2009, primarily due to the incurrence of Level-2 quote expenses associated with the Shenzhen Stock Exchange, which began in 2010 but did not exist in 2009, and the increase in payroll costs.
Gross profit
As a result of the foregoing, our gross profit increased by 12.7% to $51.2 million in 2010 from $45.4 million in 2009.
Operating expenses
Our operating expenses slightly decreased by 1.1% to $53.2 million in 2010 from $53.8 million in 2009. Operating expenses as a percentage of net revenues decreased to 89.1% in 2010 from 100.4% in 2009.
General and administrative. Our general and administrative expenses decreased by 22.2% to $13.2 million in 2010 from $17.0 million in 2009. The decrease in general and administrative expenses excluding stock-based compensation expenses primarily due to a decrease in payroll costs as we continue to streamline operations through efficiency enhancements. In addition, based on the Company’s operating performance during 2008 and 2009, 4,329,024, 2,886,016 and 1,443,008 shares were vested in 2008, 2009 and 2010. Our general and administrative expenses as a percentage of net revenues decreased to 22.1% in 2010 from 31.7% in 2009.
Product development. Our product development expenses increased by 21.1% to $13.0 million in 2010 from $10.7 million in 2009, as the company continues to invest in data, product and technical capability to build solid foundation. Our product development expenses increased as a percentage of net revenues to 21.8% in 2010 from 20.1% in 2009.
Sales and marketing. Our sales and marketing expenses increased by 3.4% to $27.0 million in 2010 from $26.1 million in 2009. This was primarily due to an increase in marketing promotion expense. Our sales and marketing expenses as a percentage of net revenues decreased to 45.2% in 2010 from 48.7% in 2009.
Income (loss) from operations
Our loss from operations was $1.5 million compared to operating loss of $7.8 million in 2009, and our operating margin increased to negative 2.5% in 2010 from negative 14.6% in 2009.
Interest income
Our interest income increased by 17.6% to $1.59 million in 2010 from $1.35 million in 2009.
Interest expense
Our interest expense was $142,000 and nil in 2010 and 2009, respectively.
Gain from trading securities Our gain from trading securities increased to $1.1 million in 2010 from $41,000 in 2009.

Income tax benefit (provision)
Our wholly owned subsidiaries and variable interest entities, CFO Success, CFO Zhengning, CFO Qicheng and CFO Shenzhen Shangtong, are classified as “Software Enterprises”. CFO Success enjoyed exemption from enterprise income tax for 2008 and 2009, and a preferential enterprise income tax rate of 12.5% from 2010 to 2012. CFO Shenzheng Shangtong and CFO Qicheng enjoy exemption from enterprise income tax for 2010 and 2011, and a preferential enterprise income tax rate of 12.5% from 2012 to 2014. In March 2009, the local tax authority published a guideline on EIT law. According to the new implementation details, CFO Zhengning, designated as “Software Enterprises”, obtained from the relevant local tax authority a 50% reduction of its transitional tax rate, which would be subject to income tax at the rate of 12.5% before the guideline came in force. CFO Zhengning enjoys a reduced tax rate of 10%, 11% and 12% for 2009, 2010 and 2011, respectively, and an eventual transition to the standard 25% in 2012.
On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the Recognition Rules, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. In 2008, CFO Software, CFO Genius and CFO Meining were designated by relevant government authorities as “High and New Technology Enterprises” under the EIT Law. therefore, CFO Software, CFO Genius and CFO Meining are entitled to enjoy a preferential tax treatment as long as they maintain their qualification as “High and New Technology Enterprises” under the EIT Law. CFO Software enjoys a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoy preferential tax treatment and a preferential enterprise income tax rate of 15% from 2008 to 2010. The “High and New Technology Enterprises” qualification is valid for three years from the date of award, and Enterprises should submit the application for renewal. There is no assurance that CFO Software, CFO Genius and CFO Meining will continue to qualify as the “High and New Technology Enterprises” when they are subject to reevaluation and enjoy the preferential tax treatment in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which materially increase our tax obligations.
Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and an eventual transition to the standard 25% in 2012.
In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and tax credit carryforwards. Accordingly, we recognized an income tax provision of $264,000 for 2010 compared to an income tax benefit of $446,000 for 2009.
Net income / (loss) attributable to the Company
Our net income attributable to the Company was $2.0 million in 2010 compared to a net loss attributable to the Company of $6.2 million in 2009, and our net income margin increased to 3.3% in 2010 from negative 11.6% in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008
Revenues
Our gross revenues decreased by 3.6% from $57.1 million in 2008 to $55.1 million in 2009. The global financial crisis continued to impact real economy worldwide in the year 2009, and the overall investors’ confidence and conviction remained tentative due to the uncertain domestic and global economy. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2009 is $45.2 million, compared to $37.0 million at the end of 2008. Such increase in deferred revenue will be recorded as net revenues over the next several quarters.
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
Sales and marketing. Our sales and marketing expenses increased by 93% to $26.1 million in 2009 from $13.5 million in 2008. This was primarily due to an increase in compensation expenses, particularly commissions and bonus, to our sales and marketing personnel of 6.4 million, and an increase in advertising fees and marketing promotion expense of 3.2 million. Our sales and marketing expenses as a percentage of net revenues increased to 48.7% in 2009 from 24.0% in 2008.

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
Since late 2006 Moloon has taken measures to become a leading provider of mobile gaming services in China. However, despite the new strategies, Moloon’s financial conditions deteriorated. Following an independent valuation of our cost method investment in Moloon prepared by American Appraisal China Limited, we recorded a non-cash investment impairment of approximately $11.1 million in the accompanying consolidated statements of operations for 2007, reducing the carrying balance of such investment from $12.6 million to $1.5 million, 88% off the book value. We fully relied on the valuation prepared by American Appraisal China Limited of the company’s cost method investment in Moloon and there was no impairment presented for 2008 and 2009.
We do not expect the impairment charge against our investment in Moloon, or disposal of this investment in the future if possible, to have any adverse impact on our core business.
In August 2010, Moloon was wholly acquired by Ocean Butterflies Holdings in the Share Swap Transaction. See “Critical Accounting policies-Cost method investment for a futher description).
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

Net income / (loss) attributable to the Company
Our net loss attributable to the Company was $6.2 million in 2009 compared to a net income attributable to the Company of $19.0 million in 2008, and our net margin decreased to -11.6% in 2009 from 33.8% in 2008.
B. Liquidity and capital resources.
Cash flows and working capital
As of December 31, 2010, we had approximately $106.8 million in cash and cash equivalents. As of the same date, we recorded a $6.4 million short-term loan in our consolidation balance sheet. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.
The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2008, 2009 and 2010:

	For the year ended December 31
(in thousands of U.S. dollars)	2008	2009	2010
Net cash provided by operating activities	$27,849	$16,231	$4,585
Net cash used in investing activities	(7,410)	(6,472)	(14,376)
Net cash provided by financing activities	573	189	7,153
Net increase (decrease) in cash and cash equivalents	22,815	9,847	(618)
Cash and cash equivalents at beginning of year	74,729	97,544	107,391
Cash and cash equivalents at end of year	$97,544	$107,391	$106,773
Net cash provided by operating activities was $4.6 million in 2010 compared to $16.2 million in 2009.
Net cash used in investing activities was $14.4 million in 2010, compared to net cash used in investing activities of $6.5 million in 2009.
Net cash provided by financing activities was $7.2 million in 2010, due primarily to the proceeds from a bank loan. Net cash provided by financing activities in 2009 was $189,000. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
Capital resources
Our principal capital expenditures for 2008, 2009 and 2010 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $5.0 million, $4.5 million and $906,000, respectively.
Effective June 29, 2010, China Merchants Bank Company Limited Shenzhen Branch issued a standby letter of credit in favor of Hong Kong Wing Lung Bank guaranteeing any credit that Hong Kong Wing Lung Bank grants to Hong Kong Genius Information Technology Co., Ltd., or CFO HK Genius, one of our wholly owned subsidiaries in Hong Kong. Based on the aforementioned standby letter of credit, Hong Kong Wing Lung Bank has granted CFO HK Genius a credit of a term loan facility up to HKD 20,000,000 (approximately US$2,570,000) and a revolving loan facility of HKD 79,000,000 (approximately US$10,150,000). Prior to the issuance of the aforementioned standby letter of credit, CFO Genius deposited RMB 96,250,000 (approximately US$14,533,000) with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’ credit application with Hong Kong Wing Lung Bank. As of December 31, 2010, the outstanding loan amount drawn down by CFO HK Genius is HKD 50,000,000 (approximately US$6,424,000).

Capital expenditures in 2009 and 2010 have been, and our 2011 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary and affiliate only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund, which requires annual appropriations of 10% of net after-tax income, should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary and affiliate are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $74.9 million, or 70.7%, of our total consolidated net assets, as of December 31, 2010.
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
D. Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.
We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Tabular disclosure of contractual obligations.
We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2010 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	2,566,811	1,414,299	3,981,040
1 – 3 years	1,620,586	79,239	1,699,825
3 – 5 years	—	—	—
Apart from such premises, as of December 31, 2010, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.
G. Quantitative and qualitative disclosures about market risk.
Interest rate risk
Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit, as well as the interest rate exposure related to the loan facility. We have not used derivative financial instruments in our investment portfolio.
Our future interest income may fall short of expectations due to adverse changes in interest rates. In addition, effective June 29, 2010, Hong Kong Wing Lung Bank has granted CFO HK Genius a credit of a term loan facility up to HKD 20,000,000 (approximately US$2,570,000) and a revolving loan facility of HKD 79,000,000 (approximately US$10,150,000). Prior to the issuance of the aforementioned standby letter of credit, CFO Genius deposited RMB 96,250,000 (approximately US$14,533,000) with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’ credit application with Hong Kong Wing Lung Bank. As of December 31, 2010, the outstanding loan amount drawn down by CFO HK Genius is HKD 50,000,000 (approximately US$6,424,000). The interest rate under the credit facility is equal to interest margin plus HIBOR (Hong Kong Interbank Offered Rate) for the relevant interest period. The credit facility exposes us to market risk primarily from adverse changes in interest rate. If HIBOR increases, we may be required to pay higher rates of interest on borrowings under its credit facility.
Foreign currency risk
Substantially all our revenues and expenses are denominated in Renminbi and HK Dollar, and a substantial portion of our cash is kept in Renminbi and HK Dollar, but as noted above, a portion of our cash is also kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have recorded foreign exchange gains of $813,000 in net income in 2010, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 1% and 3% against the U.S. dollar in 2009 and 2010, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2010, we had cash and cash equivalents of US$92.9 million (approximately RMB 637.7 million) which were denominated in RMB at the exchange of $1.00 for RMB6.6227, and US$13.4 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash and cash equivalents denominated in RMB would have decreased to $92.0 million as of December 31, 2010.
H. Recently issued accounting pronouncements not yet adopted.

In January, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or result of operations.
In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies criteria that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The criteria apply to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Affected entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We do not expect the adoption of this pronouncement will have a significant impact on our consolidated financial position or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify step 1 so that for those reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial position or results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management.
The following table sets forth the name, age and position of each director and executive officer of the date of this report.

Name	Age	Position
Zhiwei Zhao	47	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	54	Chairman of the Board of Directors
Kheng Nam Lee(1)	63	Director
Ling Wang(1)(2)(3)	48	Director
Fansheng Guo(1)(2)(3)	55	Director
Jun (Jeff) Wang	40	Chief Financial Officer
Caogang Li	45	Chief Operating Officer
Kiang Dalaroy	54	Chief Strategy Officer

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nominations committee
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
Kiang Dalaroy has served as our Chief Strategy Officer during the first quarter of 2011. Before joining us, Mr. Dalaroy was a Deputy General Manager and Chief Information Officer at the Shanghai Stock Exchange Infonet Ltd., where he pioneered Level-2 market data, XBRL financial reporting products and associated commercial models in China. Previously, Mr. Dalaroy held managerial, business development and technical positions in Reuters Group companies for fifteen years, in Asia and North America. Mr. Dalaroy possesses a degree in Electrical Engineering from Taiwan’s Taipei Institution of Technology, and obtained EMBA certificates from top business schools in executive development programs.
B. Compensation of directors and executive officers.
In 2010, we paid aggregate cash compensation of approximately $739,111 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the chief executive officer or chief financial officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive or chief financial officer.
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
Directors’ and officers’ liability insurance
We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2012.
Employee’s stock option plan
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan as of December 31, 2010 is 21,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the 2010 annual general meeting, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. In 2004, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,688,488 ordinary shares, and 627,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,003,000 ordinary shares, and 899,640 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, and 172,760 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with a right to purchase up to 2,820,840 ordinary shares, and 970,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares, and 379,200 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2010, we granted to selected employees under the 2004 Plan options with a right to purchase up to 3,562,000 ordinary shares, and 655,340 unvested options were forfeited and returned to the option pool as a result of resignation from employment by a few former employees. As of December 31, 2010, options to purchase 3,760,100 ordinary shares were available for future grant.
The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on January 4, 2014 (This expiration date was extended from January 4, 2009, which was approved by the compensation committee). The options we granted in June 2004 have an exercise price of $1.04 per share and will expire on June 14, 2014 (This expiration date was extended from June 14, 2009, which was approved by the compensation committee). The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share, respectively. The options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016. The options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The options we granted in January and March, 2008, respectively, have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The options we granted in June and December 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019. The options we granted in February and October 2010 have exercise prices of $1.426 and $1.43 per share, respectively, and will expire on February 21, 2020 and October 7, 2020, respectively.
Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2010, we have a total number of 8,221,838 options that are currently vested and exercisable for ordinary shares. Under option agreements that were independent of the 2004 Plan, 1,095,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2010.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2004 Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
	750,000	$1.426	February 22, 2010	February 21, 2020
Hugo Shong	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Kheng Nam Lee	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Fansheng Guo	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Ling Wang	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Caogang Li	*	$1.158	November 30, 2005	November 30, 2015
	*	$0.96	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Equity Incentive Plan
On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock are subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2010, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan.
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
Based on our operating performance for 2010, no more granted shares were activated in 2010. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as December 31, 2010.
2010 Equity Incentive Plan of Daily Growth Holdings
On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Daily Growth Holdings and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

C. Board practices.
In 2010, our directors met in person or passed resolutions by unanimous written consent six times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.
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

D. Employees.
Most of our full-time employees are located in Beijing, Shanghai, Shenzhen and Hong Kong with the remainder in miscellaneous locations. 760 are located in Beijing; 530 are located in Shanghai; 280 are located in Shenzhen; and 30 are located in Hong Kong as of December 31, 2010.
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
E. Share ownership.
As of December 31, 2010, 110,887,883 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 20,507,051 of our ADSs were outstanding.
The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own any of our ordinary shares.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,887,883 ordinary shares outstanding.
*	Unless otherwise noted, the address of each shareholder is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

	Number of Shares
	Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	15,670,507	14.13%
IDG Technology Venture Investments, LP (2)	6,723,115	6.06%
Vertex Technology Fund (III) Ltd. (3)	7,580,494	6.84%
Jianping Lu (4)	7,156,121	6.45%
Ling Zhang (5)	8,746,370	7.89%
C&F International Holdings Limited (6)	10,558,493	9.52%
FMR LLC (7)	14,332,020	12.92%
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	9,275,964	8.37%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All current directors and executive officers as a group (7 persons)	13,295,164	11.99%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 15,670,507 ordinary shares held by IDG Technology Venture Investment, Inc.. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 7,580,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2010 in the form of 1,516,098 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)	Includes 10,558,493 ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.

(7)	*	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,307,020 shares of the common stock outstanding of China Finance Online Co. Limited as a result of acting as investment adviser to various investment companies. The registered address is 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,307,020 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, are the predominant owners, directly or through trusts, of series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other series B shareholders have entered into a shareholders’ voting agreement under which all series B voting common shares will be voted in accordance with the majority vote of series B voting common shares. Accordingly, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ boards of trustees.

	*	Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 25,000 shares of the outstanding common stock of the China Finance Online Co. Limited as a result of its serving as investment manager of institutional accounts owning such shares. The registered address is 900 Salem Street, Smithfield, Rhode Island, 02917. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 25,000 shares and sole power to vote or to direct the voting of 0 shares of common stock owned by the institutional accounts managed by PGATC as reported above.

	*	As of March 31, 2011, FMR LLC holds 8,005,180 shares or 7.22% of the common stock outstanding of China Finance Online Co. Limited according to the 13G filed with the SEC on April 8, 2011, including 7,980,180 shares held by Fidelity and 25,000 shares held by PGATC.
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
Contractual Arrangements with CFO Chongzhi and Its Individual Shareholders
In June, 2008, we entered into a series of contractual arrangements with CFO Chongzhi and its individual shareholders, Xun Zhao and Zhenfei Fan. CFO Chongzhi is primarily engaged in an internet operation business in China. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Fuhua. Our contractual arrangements with CFO Chongzhi include:
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
Contractual Arrangements with CFO Newrand and Its Individual Shareholders
Loans to Lin Yang and Linghai Ma. On October 17, 2008, CFO Software entered into a loan agreement with Lin Yang, to extend to Lin Yang a loan in the amount of $620,587 for the sole purpose of financing his acquisition of 17.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Zhiwei Zhao and Jun Wang with respect to financing their investment in CFO Fuhua. On October 17, 2008, CFO Success and CFO Software entered into a loan agreement with Linghai Ma. Under the loan agreement, each of CFO Success and CFO Software agreed to extend to Linghai Ma a loan in the amount of $2,080,474 and $845,151, respectively, for the sole purpose of financing his acquisition of 82.5% of the equity interests in CFO Newrand. The terms of the agreement is similar to the one we entered into with Zhiwei Zhao and Jun Wang with respect to financing their investment in CFO Premium.
Purchase option agreement. CFO Software entered into a purchase option agreement with Lin Yang on October 17, 2008. In addition, on the same date, Linghai Ma entered into a purchase option agreement with CFO Software and CFO Success. The terms of these two agreements are similar to the purchase option agreement entered into among CFO Software, Zhiwei Zhao and Jun Wang in respect of their equity interests in CFO Fuhua. Furthermore, under the purchase option agreements, each of Lin Yang and Linghai Ma is required to issue a proxy to the satisfaction of CFO Software (and CFO Success in case of Linghai Ma). The proxy shall grant CFO Software or CFO Success or its designee, who shall be a PRC citizen, the power to exercise Lin Yang’s or Linghai Ma’s voting rights as a shareholder of CFO Newrand, including the right to appoint directors, the general manager and other senior managers of CFO Newrand.

Contractual Arrangements with CFO Chuangying and Its Individual Shareholders
In January 2009, we entered into a series of contractual arrangements with CFO Chuangying and its individual shareholders, Yang Yang and Zhenfei Fan. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Fuhua and its individual shareholders. Our contractual arrangements with CFO Chuangying and its individual shareholders include:
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
Contractual Arrangements with CFO Shenzhen Shangtong and Its Individual Shareholders
In August 2009, we entered into a series of contractual arrangements with CFO Shenzhen Shangtong and its individual shareholders, Lin Yang and Shaoming Shi. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Fuhua and its individual shareholders. Our contractual arrangements with CFO Shenzheng Shantong and its individual shareholders include:
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
•	a strategic consulting service agreement between CFO Chuangying and CFO Qicheng;
•	a technical support agreement between CFO Chuangying and CFO Qicheng;
•	an operation agreement between CFO Chuangying and CFO Qicheng;
•	a loan agreement with Lin Yang and Yang Yang. We entered into a loan agreement with Lin Yang and Yang Yang to extend to each of them a loan in the amount of $80,500 and $65,900, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Qicheng;
•	a purchase option agreement among CFO Chuangying, CFO Qicheng, Lin Yang and Yang Yang;
•	voting arrangements with each of Lin Yang and Yang Yang regarding their voting rights in CFO Qicheng; and
•	a share pledge agreement among CFO Chuangying, Lin Yang and Yang Yang.
Contractual Arrangements with other entities and their shareholders
Besides CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Newrand and CFO Chuangying, we also entered into a series of contractual arrangements with other entities and their shareholders. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Chongzhi and its individual shareholders.

Contractual Arrangements in connection with Information and Technology Support
Information and Technology Support Agreement with CFO Newrand. In October 2008 and October 2009, our significant entities CFO Zhengning, CFO Meining, CFO Fuhua, CFO Beijing, CFO Software, CFO Success, CFO Genius, CFO Jujin and CFO Shenzhen Shangtong entered into an information and technology support agreement with CFO Newrand. According to the agreement, CFO Newrand is the exclusive provider of the following services for us: (i) providing analysis, making forecasts and recommendations to us regarding the trend of securities market and the feasibility of securities investment through oral and written communications, computer network or other methods permitted by the CSRC; (ii) upon our request, organizing seminars, symposium, salon or other meetings and conventions in relation to securities investment advisory activities; (iii) preparing articles, comments and reports relating to securities and futures investment consultancy; (iv) providing securities and futures investment consulting services for us through telephone, facsimile, computer network and other telecommunication methods; (v) providing securities and futures investment consulting services according to our operation needs through radio, TV and other public media; (vi) providing other securities and futures investment consulting services entrusted by us and (vii) providing other services agreed to by the parties. In consideration for the provision of the above services, we will pay CFO Newrand certain service fees, the amount of which will be determined by the operating costs and other reasonable expenses incurred by CFO Newrand for providing the services. The service fees will be paid within three months after the accounting date. CFO Newrand dissolved the above agreements with CFO Zhengning, CFO Meining, CFO Fuhua, CFO Beijing, CFO Software and CFO Success, respectively in January 2010. CFO Newrand currently maintains the above agreements with CFO Genius, CFO Jujin and CFO Shenzhen Shangtong.
Information and Technology Support Agreement with CFO Securities Consulting. In January 2010, our significant entities CFO Zhengning, CFO Meining and CFO Stockstar entered into an information and technology support agreement with CFO Securities Consulting. The terms of these agreements are similar to the information and technology support agreements we entered into with CFO Newrand.
Information and Technology Support Agreement with CFO Chuangying. In January 2010, our significant entities CFO Fuhua, CFO Beijing, CFO Software and CFO Success entered into an information and technology support agreement with CFO Chuangying. The terms of these agreements are similar to the information and technology support agreements we entered into with CFO Newrand.
2004 Stock Incentive Plan
We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan as of December 31, 2010 is 21,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the 2010 annual general meeting, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. In 2004, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,688,488 ordinary shares, and 627,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2005, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 5,003,000 ordinary shares, and 899,640 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2006, we granted options to purchase up to 700,000 ordinary shares to selected officers under the 2004 Plan. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, and 172,760 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with a right to purchase up to 2,820,840 ordinary shares, and 970,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by several former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares, and 379,200 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2010, we granted to selected employees under the 2004 Plan options with a right to purchase up to 3,562,000 ordinary shares, and 655,340 unvested options were forfeited and returned to the option pool as a result of resignation from employment by a few former employees.

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
In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grand Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009 shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.
Based on our operating performance for 2010, no more granted shares were activated in 2010. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as December 31, 2010.
2010 Equity Incentive Plan of Daily Growth Holdings
On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Daily Growth Holdings and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and incentivize our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Other related party transactions
Shareholders Agreement
Our investors under the shareholders agreement were IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. Pursuant to the shareholders agreement, investors to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities were entitled to certain registration rights with respect to their registrable securities, subject to certain termination conditions as stated below. In October 2004, Vertex Technology Fund (III) Ltd. ceased to hold at least 15% of our registrable securities. In addition, as described below in further detail, on October 24, 2009, one of the termination conditions was satisfied and all registration rights with respect to registrable securities under the shareholders agreement were automatically terminated.
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
Holders of registrable securities were permitted to demand a registration on Form F-3 on unlimited occasions, although we were not obligated to affect more than two such registrations in any twelve-month period. Holders of registrable securities were also entitled to “piggyback” registration rights, which could have required us to register all or any part of the registrable securities then held by such holders when we registered any of our ordinary shares.
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
B. Significant changes since December 31, 2010.
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and listing details.
Our ADSs, each representing five of our ordinary shares, have been listed on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Effective January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JRJC.”

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2006, 2007, 2008, 2009 and 2010, (2) each of the quarters since the first quarter in 2009 and (3) each of the six months since November 2010.

	Sales Price
	High	Low
Yearly highs and lows
Year 2006	9.68	3.95
Year 2007	47.68	4.53
Year 2008	26.15	4.72
Year 2009	13.54	6.97
Year 2010	9.10	6.20
Quarterly highs and lows
First Quarter 2009	11.44	6.97
Second Quarter 2009	13.54	9.17
Third Quarter 2009	13.28	8.64
Fourth Quarter 2009	9.25	7.28
First Quarter 2010	9.01	6.86
Second Quarter 2010	8.19	6.20
Third Quarter 2010	8.28	6.90
Fourth Quarter 2010	8.59	6.53
First Quarter 2011	7.27	4.32
Monthly highs and lows
November 2010	8.59	7.32
December 2010	7.77	6.53
January 2011	7.27	5.65
February 2011	5.94	5.07
March 2011	5.50	4.32
April 2011	6.39	4.22
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

E. Taxation.
Hong Kong taxation
Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. For the year of assessment 2006/2007, the charging rate for profits tax is 17.5% for corporations and 16% for unincorporated businesses. For the current year of assessment 2009/2010, the profits tax for corporations decreased to 16.5% and 15% for unincorporated businesses.
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
U.S. federal income taxation
This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•	banks or other financial institutions;

•	insurance companies;
•	tax-exempt organizations;
•	regulated investment companies or real estate investment trusts;
•	U.S. expatriates;
•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;
•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;
•	persons liable for alternative minimum tax; or
•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.
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
U.S. holders are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
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
Passive Foreign Investment Company
Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2010, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2011 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “income test”), or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.
We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than deminimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.
Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely “qualified electing fund,” or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. We, however, currently do not intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
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
Additional Reporting Requirements
Effective for taxable years beginning after March 18, 2010, individuals and, to the extent provided by the U.S. Secretary of Treasury in regulations or other guidance, certain domestic entities that hold an interest in a “specified foreign financial asset” will be required to attach certain information regarding such assets to their income tax return for any year in which the aggregate value of all such assets exceeds US$50,000. A “specified foreign financial asset” includes any depository or custodial accounts at foreign financial institutions, non-publicly traded debt or equity interests in a foreign financial institution, and to the extent not held in an account at a financial institution, (i) stocks or securities issued by non-U.S. persons; (ii) any financial instrument or contract held for investment that has an issuer or counterparty which is non-U.S. person; and (iii) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclosure such information regarding specified foreign financial assets. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed by this new legislation with respect to ownership of ADSs or ordinary shares.
New Legislation Regarding Medicare Tax
For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the sale or other disposition of ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares.
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission, or the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP.
In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.chinafinanceonline.com. In addition, we will provide hardcopies of our annual report on Form 20-F free of charge to shareholders and ADS holders upon request.
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

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

• Share distributions, stock dividend, stock split, merger

• Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

Category	Depositary actions	Associated fee
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:

• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

• The depositary’s or its custodian’s compliance with applicable law, rule or regulation

• Stock transfer or other taxes and other governmental charges

• Cable, telex and facsimile transmission and delivery charges

• fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

• Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

	• Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities	Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to US
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. We were entitled to receive the maximum annual amount as US$ 250,000 for the year between October 1, 2008 and September 30, 2009, US$ 290,000 for the year between October 1, 2009 and September 30, 2010, and US$ 295,000 for the year between October 1, 2010 and September 30, 2011 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.
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
The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an attestation report on the Company’s internal control over financial reporting. The aatestation report appears below.
Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China Finance Online Co. Limited.
We have audited the internal control over financial reporting of China Finance Online Co. Limited, its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Group and our report dated May 31, 2011, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 31, 2011
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

	For the Year Ended December 31,
	2010		2009		2008
Audit Fees(1)	US$	735,000	US$	735,000	US$	735,000

Tax Fees(2)		—		—		119,737

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte Touche Tohmatsu CPA Ltd.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
We have followed and intend to continue to follow the applicable corporate governance standards of Nasdaq.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for China Finance Online Co. Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS
Index to exhibits

Exhibit
Number		Description
1.1
Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1
Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2
Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

2.3
Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co. Limited and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1
2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2	*	Results of 2006 Annual General Meeting

4.3	*	Results of 2009 Annual General Meeting

4.4	*	Results of 2010 Annual General Meeting

4.5
Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.6
Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009 (incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.7
Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.8
Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.9
Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10
Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11
Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.12
Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

Exhibit
Number	Description
4.13
Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.14
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

4.16
Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.17
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
4.36
Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37
Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.38
Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and CFO Premium (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.39
Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.40
Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.41
Loan Agreement dated January 21, 2009 among CFO Software, Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.42
Purchase Option Agreement dated January 21, 2009 among CFO Software, CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.), Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.93 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.43
Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.44
Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.45
Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.46
Framework Agreement for Exercise of Purchase Option dated October 15, 2009 among Yang Yang, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.43 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.47
Purchase Option Agreement dated October 15, 2009 among CFO Software, CFO Chuangying, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.44 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit
Number	Description
4.48
Loan Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.45 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.49
Share Pledge Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.46 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.50
Purchase Option Agreement dated August 3, 2009 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.47 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.51
Operation Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.48 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.52
Technical Support Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.49 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.53
Strategic Consulting and Service Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.50 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.54
Loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.55
Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.56
Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.57
Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.58
Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit
Number	Description
4.59
Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.60
Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.61
Share Pledge Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.58 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.62
Purchase Option Agreement dated November 25, 2009 among CFO Chuangying, CFO Yingchuang, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.59 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.63
Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.64
Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.65
Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.66
Loan agreement dated November 30, 2009 among CFO Chuangying, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.67
Share Pledge Agreement dated November 25, 2009 among CFO Chongzhi, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.64 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.68
Purchase Option Agreement dated November 30, 2009 among CFO Chongzhi, CFO Decheng, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.69
Operation Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.70
Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit
Number		Description
4.71
Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.72
Shanghai Stock Exchange Level-II Quotations License Agreement dated July 30, 2009 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.69 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.73
License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007 (incorporated by reference to Exhibit 4.37 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.74	*
Shenzhen Stock Exchange Proprietary Information License Agreement dated April 15, 2010 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.71 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Appendix I to the Shenzhen Stock Exchange Proprietary Information License Agreement, dated March 7, 2011 (certain portions of Appendix I have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.75	*
Securities Information License Contract dated January 28, 2010 between SSE Infonet Ltd. and CFO Software (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.72 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Appendices II and III to the Securities Information License Contract, dated January 5, 2011 (certain portions of Appendices II and III have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.76	*
Shenzhen Stock Exchange Quotations (Web Based Plus Version) License Agreement dated October 21, 2009 between Shenzhen Securities Information Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.73 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Renewal of Shenzhen Stock Exchange Quotations (Web Based Plus Version) License Agreement dated March 18, 2011.

Exhibit
Number	Description
4.77
Basic Market Prices Agreement dated September 28, 2009 between HKEx Information Services Limited and China Finance Online Co. Limited (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.74 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.78 *
China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (certain portions of the Supplemental Agreement have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.79
Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.46 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.80
Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.47 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.81
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.48 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.82
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.49 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.83
Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.50 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.84
Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 619) (incorporated by reference to Exhibit 4.81 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.85
Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 621) (incorporated by reference to Exhibit 4.82 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.86
Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 622) (incorporated by reference to Exhibit 4.83 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit
Number	Description
4.87
Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Success (Unit 623) (incorporated by reference to Exhibit 4.84 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.88
Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Software (Unit 626) (incorporated by reference to Exhibit 4.85 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.89
Lease Contract dated March 30, 2009 between Beijing Jintai Hengye Co., Ltd. House Lease Branch and CFO Wisdom (Unit 1106) (incorporated by reference to Exhibit 4.86 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.90
Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Chuangying (Unit 1125-1136) (incorporated by reference to Exhibit 4.87 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.91
Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. CFO Yingchuang (Unit 1137-1140) (incorporated by reference to Exhibit 4.88 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.92
Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Qicheng (Unit 1141-1144) (incorporated by reference to Exhibit 4.89 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.93
Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Wisdom (Unit 1145-1148) (incorporated by reference to Exhibit 4.90 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.94
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.51 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.95
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited (incorporated by reference to Exhibit 4.52 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.96
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.53 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

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

4.100
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.57 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.101
Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Eternal Growth Investment Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.58 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.102
Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.103	Labor Contract of Zhao Zhiwei dated June 21, 2010

4.104	Labor Contract of Jeff Wang dated May 24, 2011

4.105
Form of Amended Change in Control Agreement dated October 15, 2008 (incorporated by reference to Exhibit 4.55 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.106
Engagement Letter between China Finance Online Co. Limited and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008 (incorporated by reference to Exhibit 4.67 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.107
Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.57 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.108
Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.58 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.109
Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.59 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number	Description
4.110
Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.60 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.111
Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Lin Yang, Shaoming Shi and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.61 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.112
Share Pledge Agreement dated June 8, 2008 among Lin Yang, Shaoming Shi and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.62 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.113
Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Juanjuan Wang, Minghua Wang, Shanghai Shangtong Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.110 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.114
Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Juanjuan Wang, Minghua Wang and Shanghai Shangtong Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.115
Share Pledge Agreement dated January 5, 2010 among Juanjuan Wang, Minghua Wang and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.116
Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.63 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.117
Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd. (also known as Shanghai Chongzhi Co., Ltd.) (incorporated by reference to Exhibit 4.64 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.118
Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.65 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.119
Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.120
Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Zhenfei Fan, Xun Zhao and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number	Description
4.121
Share Pledge Agreement dated June 8, 2008 among Zhenfei Fan, Xun Zhao and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.122
Framework Agreement on Exercising Purchase Option dated January 8, 2010 by and among Zhenfei Fan, Xun Zhao, Zhengyan Wu, Shanghai Chongzhi Co., Ltd., and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.119 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.123
Purchase Option and Cooperation Agreement dated January 8, 2010 among Fortune Software(Beijing) Co., Ltd., Zhengyan Wu, Xun Zhao and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.124
Share Pledge Agreement dated January 8, 2010 among Zhengyan Wu, Xun Zhao and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.121 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.125
Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.69 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.126
Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (formerly known as Beijing Tongxinshengshi Environment Engineering Co., Ltd.)(incorporated by reference to Exhibit 4.70 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.127
Technical Support Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.71 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.128
Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.72 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.129
Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.73 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.130
Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Dongmei Wang, Wei Cui, Zhongcheng Futong Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

Exhibit
Number	Description
4.131
Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Dongmei Wang, Wei Cui and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.132
Share Pledge Agreement dated January 5, 2010 among Dongmei Wang, Wei Cui and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.133
Share Transfer Agreement dated August 19, 2008 among Lin Yang, Shaoming Shi, Xin Wang and Zhihua Yang (incorporated by reference to Exhibit 4.74 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.134
Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.75 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.135
Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (formerly known as Wisdom Door (Beijing) International Culture Spread Co., Ltd.) (incorporated by reference to Exhibit 4.76 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.136
Technical Support Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.77 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.137
Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.78 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.138
Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.79 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.139
Share Transfer Agreement dated September 25, 2008 among Lin Yang, Shaoming Shi, Yiming Li and Xu Wang (incorporated by reference to Exhibit 4.80 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.140
Loan Agreement dated October 17, 2008 between Fortune Software (Beijing) Co., Ltd. and Lin Yang (incorporated by reference to Exhibit 4.81 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.141
Loan Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd. and Linghaima (incorporated by reference to Exhibit 4.82 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.142
Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Lin Yang (incorporated by reference to Exhibit 4.83 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number		Description
4.143
Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd., Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Linghai Ma (incorporated by reference to Exhibit 4.84 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.144
Share Transfer Agreement dated September 16, 2008 among Linhai Ma, Lin Yang, Shenzhen Guoxuan Capital Holding Co., Ltd., Labor Union Committee of Shenzhen Newrand Securities Investment Advisory Co., Ltd., Zhaowen Li and Shiqin Wang (incorporated by reference to Exhibit 4.85 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.145
Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2009 between Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.142 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.146
Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Shanghai Securities Consulting Co.,Ltd. and Shanghai Meining Computer Software Co., Ltd. (incorporated by reference to Exhibit 4.143 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.147
Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Beijing Chuangying Securities Advisory and Investment Co., Ltd. and Beijing Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.144 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.148
Loan Agreement dated January 21, 2009 among Fortune Software (Beijing) Co., Ltd., Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.149
Lease Contract dated January 10, 2008 between Shanghai Lushi Food Co., Ltd. and Shanghai Meining Computer Software Co., Ltd. (incorporated by reference to Exhibit 4.96 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.150
Lease Contract dated April 10, 2008 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.99 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.151	*	Renewal of Lease Contract dated May 1, 2011 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd.

4.152	*
Lease Contract dated June 1, 2010 between Shanghai Zhangjiang Micro-electronics Port Co. Ltd. and Zhengning Information & Technology (Shanghai) Co., Ltd. (certain portions of Appendices II and III have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.153
Entrusted Loan Contract dated May 7, 2008 among Fortune (Beijing) Success Technology Co., Ltd., Beijing Glory Co., Ltd. and China Bohai Bank Co., Ltd. Beijing Branch (incorporated by reference to Exhibit 4.100 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

Exhibit
Number		Description
4.154
Entrusted Loan Contract dated December 11, 2007 among Beijing Glory Co., Ltd., Fortune Software (Beijing) Co., Ltd. and China Construction Bank (incorporated by reference to Exhibit 4.101 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.155
Entrusted Loan Contract dated April 11, 2008 between Beijing Premium Technology Co., Ltd., Zhengning Information Technology (Shanghai) Co., Ltd. and China Construction Bank Corporation (incorporated by reference to Exhibit 4.102 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.156
Entrusted Loan Contract dated January 12, 2009 among CFO Success, CFO Glory and Hua Xia Bank Co, Ltd. Beijing Zizhuqiao Branch (incorporated by reference to Exhibit 4.151 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.157
Issuer Information Feed Service Agreement dated February 13, 2009 between HKEx Information Service Limited and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.103 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

8.1	*	List of principle subsidiaries and significant PRC-incorporated affiliates

12.1	*	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	*	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*	Written Consent of American Appraisal China Limited

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 31, 2011	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED
Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHINA FINANCE ONLINE CO. LIMITED
We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Finance Online Co. Limited and its subsidiaries and variable interest entities as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding the noncontrolling interest, which was adopted by the Group on January 1, 2009.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 31, 2011

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	$107,391,084	$106,773,478
Restricted cash	—	14,533,347
Prepaid expenses and other current assets	4,281,137	4,077,398
Trust bank balances held on behalf of customers	13,310,238	9,625,461
Accounts receivable — margin clients, net of allowance for doubtful accounts of nil and nil in 2009 and 2010, respectively	2,724,456	8,095,396
Accounts receivable — others, net of allowance for doubtful accounts of $31,440 and $36,039 in 2009 and 2010, respectively	2,644,696	3,634,653
Trading securities	67,588	31,272
Deferred tax assets, current	3,236,810	3,634,120

Total current assets	133,656,009	150,405,125

Property and equipment, net	10,268,480	8,276,275
Acquired intangible assets, net	4,779,101	4,349,181
Cost method investment	1,479,571	1,479,571
Rental deposits	725,261	718,800
Goodwill	12,602,699	12,949,587
Other assets	219,473	231,107
Deferred tax assets, non-current	1,878,843	1,680,936

Total assets	$165,609,437	$180,090,582

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $9,089,776 and $13,340,978 as of December 31, 2009 and December 31, 2010, respectively)	$30,620,060	$32,994,717
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,272,280 and $2,659,121 as of December 31, 2009 and December 31, 2010, respectively)	8,244,867	10,838,363
Amounts due to customers for the trust bank balances held on their behalf	13,310,238	9,625,461
Short-term loan	—	6,424,093
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $12,046 and $31,498 as of December 31, 2009 and December 31, 2010, respectively)	101,646	221,084
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $122,783 and $93,956 as of December 31, 2009 and December 31, 2010, respectively)	123,880	155,394

Total current liabilities	52,400,691	60,259,112

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,852,430 and $4,961,948 as of December 31, 2009 and December 31, 2010, respectively)	14,547,248	13,021,678
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $983,934 and $947,758 as of December 31, 2009 and December 31, 2010, respectively)	994,573	966,689

Total liabilities	67,942,512	74,247,479

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED BALANCE SHEETS — continued
(In U.S. dollars, except share-related data)

	December 31,
	2009	2010
Commitments (Note 20)

Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 110,250,163 and 110,887,883 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	14,237	14,319
Additional paid-in capital	74,130,609	78,974,697
Accumulated other comprehensive income	6,342,765	8,030,982
Retained earnings	16,919,785	18,879,907

Total China Finance Online Co. Limited shareholders’ equity	97,407,396	105,899,905

Noncontrolling interest	259,529	(56,802)

Total equity	97,666,925	105,843,103

Total liabilities and equity	$165,609,437	$180,090,582

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2008	2009	2010

Net revenues	$56,242,768	$53,605,877	$59,716,042
Cost of revenues	9,367,143	8,146,724	8,497,145

Gross profit	46,875,625	45,459,153	51,218,897

Operating expenses:
General and administrative (including share-based compensation of $7,767,874, $6,436,536 and $4,152,437 for 2008, 2009 and 2010, respectively)	15,371,171	16,982,032	13,208,337
Product development (including share-based compensation of $59,200, $56,505 and $151,255 for 2008, 2009 and 2010, respectively)	5,635,173	10,754,380	13,027,879
Sales and marketing (including share-based compensation of $213,076, $107,675 and $215,979 for 2008, 2009 and 2010, respectively)	13,520,295	26,095,233	26,991,093

Total operating expenses	34,526,639	53,831,645	53,227,309

Government subsidies	436,946	567,373	514,113

Income (loss) from operations	12,785,932	(7,805,119)	(1,494,299)
Interest income	1,609,112	1,352,307	1,590,218
Interest expense	—	—	(142,169)
Exchange gain, net	1,489,076	1,874	812,969
Gain from trading securities	—	40,574	1,138,147
Other expense, net	(168,536)	(257,674)	(7,321)

Income (loss) before income tax benefit (expense)	15,715,584	(6,668,038)	1,897,545
Income tax benefit (expense)	3,047,129	446,164	(263,386)
Purchased pre-acquisition earning	226,769	—	—

Net income (loss)	$18,989,482	$(6,221,874)	$1,634,159

Less: net loss attributable to the noncontrolling interest	(30,633)	(2,131)	(325,963)

Net income (loss) attributable to China Finance Online Co. Limited	$19,020,115	$(6,219,743)	$1,960,122

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$0.19	$(0.06)	$0.02

Diluted	$0.17	$(0.06)	$0.02

Weighted average shares used in calculating net income (loss) per share
Basic	98,957,993	105,203,564	108,247,552

Diluted	112,984,532	105,203,564	114,125,022

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

				Accumulated other		Total China Finance	Non		Total
	Ordinary shares		Additional	comprehensive	Retained	Online Co. Limited	controlling	Total	comprehensive
	Shares	Amount	paid-in capital	income (loss)	earnings	shareholders’ equity	interest	equity	income (loss)

Balance as of January 1, 2008	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	471,431	67,833,826
Exercise of share options by employees	—	—	531,449	—	—	531,449	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600	—	41,600
Share-based compensation	—	—	8,040,150	—	—	8,040,150	—	8,040,150
Acquisition of noncontrolling interest of Daily Growth Securities	—	—	—	—	—	—	(440,798)	(440,798)
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	—	1,946,646	1,946,646
Net income (loss)	—	—	—	—	19,020,115	19,020,115	(30,633)	18,989,482	18,989,482

Balance as of December 31, 2008	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	—	96,942,355	20,936,128

Exercise of share options by employees	185,730	24	181,357	—	—	181,381	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716	—	6,600,716
Acquisition of CFO Securities Consulting	—	—	—	—	—	—	261,660	261,660
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(2,131)	(6,221,874)	(6,221,874)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	259,529	97,666,925	(6,327,187)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257	—	717,257
Share-based compensation	—	—	4,504,806	—	—	4,504,806	14,865	4,519,671
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)	(5,233)	(383,126)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	—	1,688,217	1,688,217
Net income (loss)	—	—	—	—	1,960,122	1,960,122	(325,963)	1,634,159	1,634,159

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	(56,802)	105,843,103	3,322,376

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$18,989,482	$(6,221,874)	$1,634,159
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	8,040,150	6,600,716	4,519,671
Depreciation and amortization	2,139,145	2,987,094	3,610,026
Provision of allowance for doubtful accounts	—	—	238,077
Gain from trading securities	—	(40,574)	(1,138,147)
Deferred taxes	(3,200,390)	(917,284)	(99,475)
Loss on disposal of property and equipment	37,659	182,235	53,547
Purchased pre-acquisition earning	(226,769)	—	—
Changes in assets and liabilities:
Accounts receivable, others	(711,933)	(722,778)	(971,341)
Accounts receivable, margin clients	(580,453)	(1,774,224)	(5,390,473)
Prepaid expenses and other current assets	(5,567,706)	4,648,114	157,930
Advances to employees	1,597,941	160,634	—
Trust bank balances held on behalf of customers	854,063	(11,305,861)	3,642,887
Rental deposits	(74,487)	(133,601)	20,021
Deferred revenue	9,943,656	8,206,417	(540,386)
Account payable	(182,528)	(113,289)	108,382
Accrued expenses and other current liabilities	(2,482,122)	3,387,725	2,355,637
Amounts due to customers for the trust bank balance held on their behalf	(854,063)	11,305,861	(3,642,887)
Income taxes payable	126,961	(18,097)	27,067

Net cash provided by operating activities	27,848,606	16,231,214	4,584,695

Investing activities:
Purchase of property and equipment	(5,006,365)	(4,514,342)	(906,296)
Acquisition of businesses (net of cash acquired of $1,521,109, $8,282 and nil for the years ended December 31, 2008, 2009, and 2010, respectively)	(2,403,620)	(1,932,472)	(89,335)
Consideration paid for acquiring noncontrolling interest of CFO Securities Consulting	—	—	(383,126)
Purchase of trading securities	—	(267,782)	(5,616,027)
Proceeds from sales of trading securities	—	240,775	6,830,374
Restricted cash	—	—	(14,216,294)
Proceeds from disposal of fixed assets	—	1,468	4,936

Net cash used in investing activities	(7,409,985)	(6,472,353)	(14,375,768)

Financing activities:
Proceeds from stock options exercised by employees	531,449	181,381	717,257
Proceeds from exercise of options granted to non-employee	41,600	8,000	—
Proceeds from short-term loan	—	—	6,435,586

Net cash provided by financing activities	573,049	189,381	7,152,843

Effect of exchange rate changes	1,803,516	(101,377)	2,020,624

Net increase (decrease) in cash and cash equivalents	22,815,186	9,846,865	(617,606)
Cash and cash equivalents, beginning of year	74,729,033	97,544,219	107,391,084

Cash and cash equivalents, end of year	97,544,219	107,391,084	106,773,478

Supplemental disclosure of cash flow information
Income taxes paid	$169,270	$515,782	$377,970

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online and its subsidiaries including its variable interest entities (collectively, the “Group”) are principally providing vertically integrated financial services including news, data, analytics and brokerage through web portals, software systems, and mobile handsets.
Details of China Finance Online’s significant subsidiaries and variable interest entities as of December 31, 2010 were as follows:

	Place of	Date of	legal
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	acquisition	interest	activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan. 31, 2007	100%	Subscription service
Daily Growth Financial Holdings Limited (“Daily Growth Holdings”)	BVI	Jul. 16, 2007	85%	Investment holdings
Daily Growth Securities Limited (“Daily Growth Securities”) (Note 3)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Daily Growth Futures Limited (“Daily Growth Futures”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Daily Growth Wealth Management Limited (“Daily Growth Wealth Management”)	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
Daily Growth Investment Services Limited (“Daily Growth Investment Services”)	HongKong, PRC	Jun. 30, 2009	85%	N/A
Hong Kong Genius Information Technology Co., Ltd. (“CFO HK Genius”)	HongKong, PRC	May. 18, 2010	100%	N/A

Variable interest entities:
Beijing Fuhua Innovation Technology Investment Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd., (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Securities Advisory and Investment Co., Ltd. (“CFO Chuangying”) (Note 3)	Beijing, PRC	Jan. 9, 2009	Nil	Securities investment advising
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand “) (Note 3)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	Subscription service

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, subscription and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd (former name: Shanghai Securities Consulting Co., Ltd) (“CFO Securities Consulting”) (Note 3)	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
PRC regulations prohibit direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company’s variable interest entities (“VIEs”) and their equity owners who are PRC citizens as follows:
The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2010 were as follows:

VIE Name	Contractual Arrangement Date	Counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Software and CFO Success
CFO Chuangying	January 21, 2009	CFO Software
CFO Shenzhen Shangtong	August 3, 2009	CFO Success
CFO Qicheng	November 20, 2009	CFO Chuangying
Risks in relation to the VIE structure
The Company believes that the contractual arrangements entered with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.
Adoption of authoritative pronouncement regarding VIEs
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.
The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The new VIE model requires that, upon adoption, a reporting entity should determine whether an entity is a VIE, and whether the reporting entity is the VIE’s primary beneficiary, as of the date that the reporting entity first became involved with the entity, unless an event requiring reconsideration of those initial conclusions occurred after that date. When making this determination, a reporting entity must assume that new guidance had been effective from the date of its first involvement with the entity. The Group adopted the new guidance on January 1, 2010.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Adoption of authoritative pronouncement regarding VIEs — continued
The Company has consolidated its VIEs under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, including those for prior periods, had no accounting impact.
The following financial statement amounts and balances of the VIEs and their subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended:

	Year ended December 31,
	2009	2010

Total assets	$66,591,127	$84,004,604
Total liabilities	16,333,249	22,035,259

	Year ended December 31,
	2008	2009	2010

Net revenue	$11,790,437	$16,766,910	$25,737,779
Net income	2,380,554	2,354,387	3,614,094

	Year ended December 31,
	2008	2009	2010

Net cash provided by (used in) operating activities	$16,539,572	$(24,061,646)	$9,078,975
Net cash (used in) provided by investing activities	(533,240)	(1,560,927)	178,192
Net cash provided by financing activities	31,573,849	14,785,320	1,477,018
Effect of exchange rate changes	1,945,739	(59,929)	1,922,878

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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
Restricted cash
Restricted cash represents the security deposit for the credit standby letter issued by a bank to provide guarantee for the short-term loan borrowed by CFO HK Genius. The restriction period is one year.
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
Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Trust bank balances held on behalf of customers
Daily Growth Securities and Daily Growth Futures receive fund from customers for purpose of buying or selling securities on behalf of its customers and deposits the fund in its interest-bearing bank account. Such bank balance represents an asset of the Group for the amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Group also recognizes a corresponding liability.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include cost method investment, goodwill and impairment of long-lived assets, income taxes and stock-based compensation. Actual results could differ from those estimates.
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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Acquired intangible assets, net
Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Securities consulting license and related trademarks	15 years
Completed technology	5 years
Customer relationship	4-5 years
Value-added service license	3-4 years
Agreement with mobile operators	3 years
Intellectual property	10 years
Certain trademarks resulting from the acquisitions of business and certain trading rights bought by the Company are determined to have indefinite lives. If an intangible asset is determined to have an indefinite life, it is not amortized until its useful life is determined to be no longer indefinite.
An intangible asset that is not subject to amortization is tested for impairment at least annually if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.
The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. During the years ended December 31, 2008, 2009 and 2010, the Group did not record any impairment losses associated with intangible assets.
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in the years ended December 31, 2008, 2009 and 2010.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Business combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Company adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.
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
The Company completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
The Group performs goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. Based on the Group’s assessment, there was no impairment of goodwill for the years ended December 31, 2008, 2009 and 2010.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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
The Group also derives commission from its brokerage services provided by the subsidiaries, Daily Growth Securities and Daily Growth Futures which buy or sell securities and futures on their customers’ behalf. The commission income is recognized on a trade date basis as transactions occur.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Business taxes and value added taxes
Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2008, 2009, and 2010, business taxes totaled $903,330, $1,501,799, and $1,692,069, respectively.
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
Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2008, 2009 and 2010, the Group recognized $4,834,336, $4,424,737, and $3, 711, 613, respectively, in value added tax refunds.
Government subsidies
The Group records government subsidies when granted by local government authority and are not subject to future return. The government subsidies include R&D subsidy, business tax refund, innovation fund and high-tech company subsidy. Government subsidies granted totaled $436,946, $567,373 and $514,113 for the years ended December 31, 2008, 2009 and 2010, respectively.
Deferred revenue
Payments received in advance of service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.
Cost method investment
For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Foreign currency translation
The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIEs located in the PRC, Hong Kong and British Virgin Island are maintained in their local currencies, the Renminbi (“RMB”), Hong Kong Dollars (“HK$”), and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.
The Group’s entities with functional currency of RMB and HK$ translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $79,921,228, $93,753,238 and $92,922,206 at December 31, 2008, 2009 and 2010 which were denominated in RMB.
Cost of raw data
Cost of raw data is expensed as incurred and is recorded in cost of revenues.
Product development expenses
Costs of product development, including investment in data capability, are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Group essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $1,102,779, $4,819,561, and $6,077,608 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.
Income taxes
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
Fair value of financial instruments
Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, trading securities, cost method investment, accounts payable and short-term loan.
The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trading securities, accounts payable and short-term loan approximate their fair value due to their short-term maturities.
The carrying value of the cost method investment was $1,479,571 as of December 31, 2009 and 2010, which approximate the fair value of the investment based on the valuation performed by the Company, with the assistance of American Appraisal China Limited, an independent valuation firm.
The Group does not use derivative instruments to manage risks.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Share-based compensation
Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.
Noncontrolling interest
Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding noncontrolling interest in the accompanying consolidated financial statements. The pronouncement requires noncontrolling interest to be separately presented as a component of equity in the accompanying consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.
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
Concentrations of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high-credit ratings and quality.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Concentrations of credit risk — continued
The Group conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from its customers except for the accounts receivable-margin clients which represents the margin loan to customers for securities purchase. The accounts receivable-margin client was collateralized by the securities the margin client purchased. The Group manages its credit risk by collecting up-front fee from its customers and billing at regular intervals during the contract period. The Group assesses the adequacy of allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2009		2010
	Amount	%	Amount	%

Client A	$—	—	$1,498,895	12.8
Client B	$1,027,365	19.1	$1,444,874	12.3
Client C	$617,365	11.5	$—	—
These clients are all margin clients who have collateralized the securities they purchase to the Group.
There were no customers with 10% or more of the Group’s revenues during 2008, 2009, or 2010.
Recently issued accounting pronouncements not yet adopted
On January 21, 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements not yet adopted — continued
In April 2010, the FASB issued an authoritative pronouncement regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial position or results of operations.
In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
Recently issued accounting pronouncements not yet adopted — continued
In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.
3.	ACQUISITIONS
To expand its market share during 2008, 2009 and 2010, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Group’s results of operations since the dates of their acquisitions.
Acquisition of CFO Chuangying
On January 9, 2009, CFO Software, one subsidiary of the Company, entered into a series of contractual arrangements with CFO Chuangying, which is a China Securities Regulatory Commission or CSRC licensed securities investment advisory firm. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Chuangying. (see Note 1). For the acquisition, the total cash consideration was $585,112, of which, $563,145 was paid in 2009 and the remaining consideration of $21,967 was paid in 2010. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life
Purchase price allocation:
Acquired intangible assets:
Securities consulting license	$549,758	15 years

Total assets acquired	549,758

Deferred tax liabilities	(137,440)
Total net assets	412,318
Goodwill	172,794

Total	585,112

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
3.	ACQUISITIONS — continued
Acquisition of CFO Securities Consulting
On November 5, 2009, CFO Chongzhi, one VIE of the Group acquired 80% of the equity interest of CFO Securities Consulting, which is a CSRC licensed securities investment advisory firm. For the acquisition, the total cash consideration was $1,328,040, of which, $1,260,672 was paid in 2009 and the remaining consideration of $67,368 was paid in 2010. Following an independent valuation performed by American Appraisal China Limited, the Group allocated the purchase price to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life
Purchase price allocation:
Cash and cash equivalents	$8,282
Other account receivables	222,317
Acquired intangible assets:
Trademark	350,191	15 years
Securities consulting license	900,596	15 years

Total assets acquired	1,481,386
Deferred tax liabilities	(312,697)
Noncontrolling interest	(261,660)

Total net assets	907,029
Goodwill	421,011

Total	1,328,040

On November 9, 2010, CFO Chongzhi contributed additional capital of $3,762,227 (equivalent to RMB25,000,000) in CFO Securities Consulting, consequently, the Group’s beneficial interest in CFO Securities Consulting increased from 80% to 92.5%. On November 17, 2010 and December 20, 2010 CFO Chongzhi acquired the remaining 5% and 2.5% equity interest in CFO Securities Consulting for total cash consideration of $383,126. The difference of $377,893 between the carrying value of noncontrolling interest and the total cash consideration was recorded as additional paid-in capital on the consolidated balance sheet. Since then, the Group became the 100% beneficiary of CFO Securities Consulting.
The Net income attributable to China Finance Online Co. Limited and transfers from the noncontrolling interest as of December 31, 2010 is as below:

2010

Net income attributable to China Finance Online Co. Limited	$1,960,122
Transfers from the noncontrolling interest
Decrease in China Finance Online Co. Limited’s paid-in capital for purchase of CFO Securities Consulting’s common shares	(377,893)

Net income attributable to China Finance Online Co. Limited and transfers from the noncontrolling interest	1,582,229

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
3.	ACQUISITIONS — continued
Acquisition of CFO Newrand
On October 17, 2008, CFO software, entered into a series of contractual arrangements with CFO Newrand, which is a CSRC licensed securities investment advisory firm. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Newrand. (see Note 1). For the acquisition, the total cash consideration was $3,826,296, of which, $3,709,037 was paid in 2008 with the remaining consideration of $117,259 paid in 2009. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life
Purchase price allocation:
Cash and cash equivalents	$1,521,109
Acquired intangible assets:
Securities consulting license	1,183,926	15 years
Trade mark	440,496	15 years

Total assets acquired	3,145,531
Deferred tax liabilities	(406,106)

Total net assets	2,739,425
Goodwill	1,086,871

Total	3,826,296

Acquisitions of Huifu Jinyuan Co., Ltd & Zhongcheng Futong Co., Ltd
On October 22, 2008 and October 29, 2008, CFO Software entered into a series of contractual arrangements with Huifu Jinyuan Co., Ltd (“CFO Huifu”) and Zhongcheng Futong Co., Ltd (“CFO Zhongcheng “), respectively. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Huifu and CFO Zhongcheng. For the forementioned acquisitions, the total cash considerations were $255,974, and $202,359 was recorded on the consolidated balance sheet as goodwill which was allocated to subscription services and other related services operating segment.
Acquisition of Daily Growth Securities
In March 2008, the Group injected further capital of $11,565,000 (equivalent to HK$90,000,000) in Daily Growth Securities; consequently, the Group’s equity interest in Daily Growth Securities increased from 85% to 98.5%. On May 15, 2008, the Company acquired the remaining 1.5% equity interest in Daily Growth Securities for a cash consideration of $678,073 including $61,405 in transaction costs and recorded $456,501 as goodwill on the consolidated balance sheet by which Daily Growth Securities became wholly owned by the Company.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
3.	ACQUISITIONS — continued
The following summarized unaudited pro forma results of operations for the years ended December 31, 2008 and 2009 assuming that all significant acquisitions during the year ended December 31, 2008 and 2009 occurred as of January 1, 2008 and 2009, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2008 and 2009, nor is it indicative of future operating results.

	For the years ended December 31
	2008	2009
	(unaudited)	(unaudited)

Revenues	$56,371,385	$53,605,878
Net income (loss) attributable to China Finance Online Co., Limited	$18,858,118	$(6,318,295)

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$0.19	$(0.06)

- diluted	$0.17	$(0.06)

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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
4.	ACCOUNTS RECEIVABLE

	December 31,
	2009	2010

Accounts receivable-margin clients	2,724,456	8,095,396
Less: Allowance for doubtful accounts	—	—

Accounts receivable- margin clients, net	$2,724,456	$8,095,396

Accounts receivable-others	2,676,136	3,670,692
Less: Allowance for doubtful accounts	(31,440)	(36,039)

Accounts receivable-others, net	$2,644,696	$3,634,653

Accounts receivable- margin clients represent the receivables derived in the brokerage service in Daily Growth Securities, which is pledged by the customer’s purchased securities.
Accounts receivable-others represent the receivables derived in other ordinary business without any collateral or other security from its customers.
5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010

Prepayment of advertising fees	$526,492	$170,018
Advertising deposit (note i)	261,460	134,341
Prepayment to sales agents	212,294	84,350
Advances to suppliers	805,212	1,209,399
VAT refund receivable	817,532	975,066
Income tax prepayment and business tax refund receivable	175,434	81,031
Interest receivable	409,194	632,061
Other current assets	1,073,519	791,132

	$4,281,137	$4,077,398

Notes:

(i)	The advertising deposit represents amounts of deposit paid to advertising agent, which is expected to be refunded within a year.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
6.	TRADING SECURITIES
The Group purchased trading securities in 2009 and 2010. The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2010, the fair value of trading securities was $31,272. Gains and losses on the trading securities are recognized in the consolidated statement of operations for the years ended December 31, 2009 and 2010 were $40,574 and $1,138,147, respectively.
7.	COST METHOD INVESTMENT
In December 2005, the Group purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online’s investment in these preferred shares was not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment.
In April 2006, the Group sold part of its investment in Moloon to a third party for a cash consideration of $1,187,500 and reduced the Group’s investment in Moloon’s preferred shares to 9,100,000 shares.
Moloon is a Chinese wireless technology and service provider. In 2006, China Mobile Communication Corporation, primarily through which Moloon provided its MVAS service to its customers, announced policy changes which had a substantial negative impact on Moloon’s MVAS business. Following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000.
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
In August 2010, Moloon was wholly acquired by Ocean Butterflies Holdings Inc., a private and independent music and entertainment production company incorporated in the Cayman Islands (“Ocean Butterflies Holdings “), in the form of shares exchange between Moloon and Ocean Butterflies Holdings (the “Share Swap Transaction”). As a result of the Share Swap Transaction, the Group holds 7,439,479 ordinary shares of Ocean Butterflies Holdings, which represents 16.82% of shares in Ocean Butterflies Holdings. The investment is still recorded as a cost method investment.
Following an independent valuation performed by American Appraisal China Limited, there was no impairment of the Group’s cost method investment in Ocean Butterflies Holdings Inc. for the year ended December 31, 2010.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
8.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of:

	December 31,
	2009	2010

Technology infrastructure	$7,759,146	$8,196,351
Computer equipment	1,874,318	1,786,148
Furniture, fixtures and equipment	2,384,253	2,776,313
Motor vehicle	645,517	665,547
Leasehold improvements	2,667,512	3,122,796

	15,330,746	16,547,155
Less: accumulated depreciation	(5,062,266)	(8,270,880)

	$10,268,480	$8,276,275

Depreciation expense for the years ended December 31, 2008, 2009, and 2010 were $1,794,368, $2,495,028, and $3,048,634, respectively.
9.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net, arose from the acquisitions of CFO Genius, CFO Meining, CFO-Stockstar, CFO Newrand, Daily Growth Securities, CFO Zhongcheng, CFO Chuangying and CFO Securities Consulting and from the establishment of Daily Growth Futures during 2006 through 2010 and consisted of the following:

	December 31,
	2009	2010

Intangible assets not subject to amortization:
Trademarks	$843,561	$869,736
Stock exchange trading right	64,475	64,241
Futures exchange trading right	64,475	64,241
Intangible assets subject to amortization:
Completed technology	850,883	877,286
Customer relationship	686,857	708,170
Value-added service license	27,094	27,934
Agreement with mobile operators	12,155	12,533
Securities consulting license and related trademarks	3,426,717	3,533,047
Intellectual property	73,226	75,498

	6,049,443	6,232,686
Less: Accumulated amortization	(1,270,342)	(1,883,505)

	$4,779,101	$4,349,181

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
9.	ACQUIRED INTANGIBLE ASSETS, NET — continued
Amortization expense for the years ended December 31, 2008, 2009 and 2010 was $344,777, $492,066 and $561,392, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $444,708, $243,086, $243,086, $243,086 and $2,176,997 for 2011, 2012, 2013, 2014 and 2015 and thereafter, respectively.
10.	GOODWILL
Changes in goodwill for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Southern	Eastern	Northern
	China	China	China	Hong Kong	Total

Balance as of December 31, 2008	2,330,274	8,210,504	202,759	1,274,975	12,018,512
Acquisition (Note 3)	—	421,011	172,794	—	593,805
Exchange difference	(1,945)	(6,886)	35	(822)	(9,618)

Balance as of December 31, 2009	2,328,329	8,624,629	375,588	1,274,153	12,602,699
Exchange difference	72,247	267,620	11,654	(4,633)	346,888

Balance as of December 31, 2010	2,400,576	8,892,249	387,242	1,269,520	12,949,587

The Group performs the annual impairment tests on December 31 of each year. Based on impairment test performed, no impairment of goodwill was recorded during the years ended December 31, 2008, 2009 and 2010, respectively.
11.	BANK FACILITIES AND SHORT-TERM LOANS
The Group obtained a term loan facility amount up to $2,569,637 and a revolving loan facility amount up to $10,150,067 from a bank. The facilities are guaranteed by a standby letter of credit, which is secured by the Group’s restricted cash of $14,533,347. As of December 31, 2010, $6,424,093 of loans was outstanding under such loan facilities. The outstanding loans have the interest margin, which is 1.8%, plus Hong Kong Interbank Offered Rate ranging from 0.08% to 0.24%. The facilities will be matured in July 2011.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31,
	2009	2010

Accrued bonus	$4,355,130	$5,402,453
Accrued professional service fees	436,834	476,282
Withholding individual income tax-option exercise	144,979	61,653
Value added taxes payable	444,278	879,983
Other taxes payable	487,461	685,246
Accrued raw data cost	308,566	593,698
Accrued office rental	131,603	64,536
Accrued bandwidth cost	519,763	99,593
Accrued welfare benefits	288,123	252,898
Accrued refund of subscription fees (i)	—	1,328,554
Acquisition consideration payable	89,335	—
Others	1,038,795	993,467

	$8,244,867	$10,838,363

(i)	In October 2010, the CSRC promulgated the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports (collectively referred to as the “New Regulations”), which will be effective on January 1, 2011. The New Regulations allow securities investment advisory companies to provide advisory services for securities and related products under the framework of the provisional regulations and receive service compensation. The New Regulations prohibit the activities of those participants without licenses, thus benefitting the Company which has the licenses.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)

The New Regulations also allow the customer to terminate the service with securities investment advisory company within five days after the service agreement is signed and request refund of the subscription fee. It further emphasizes that the customer must take full responsibility of its own investment decision, rather than the advisory company.

The Company has noticed certain customers claimed for refund of the subscription fee which were received by the Company in 2010, in excuse of not fully realizing the risks associated with their own investment decisions prior to the implementation of the New Regulations. In consideration of the transitory period of the New Regulations and the Company’s business from a long-term perspective, the Company made a $1,328,554 accrual based on the actual requests from customers and the estimation of future refund in the year of 2011. The estimated refund was recorded as reduction of revenue in relation to the subscription fee of 2010 or deferred revenue depending on whether or not the service has been provided.
13.	STOCK OPTIONS AND NONVESTED SHARES
As of December 31, 2010, the Company and its subsidiary Daily Growth Holding have three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $8,040,150, $6,600,716, and $4,519,671 for 2008, 2009, and 2010, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
13.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan
In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the 2004 Plan by an additional 10,000,000 shares. In June 2009, the shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares. In June 2010, the Company’s shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As a result the total number of ordinary shares authorized under the 2004 Plan was 21,688,488 as of December 31, 2010.
Options to employees
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
In 2010, the Company granted totaling 3,562,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.
The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2009	2010

Weighted average risk free rate of return	2.03%	1.11%-2.47%
Weighted average expected option life	5.98 years	5.98 years
Expected volatility rate	57.92%	54.37%-57.06%
Dividend yield	—	—

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
13.	STOCK OPTIONS AND NONVESTED SHARES — continued
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
(3)	Expected option life
The Group used the simplified method to estimate the expected life.
(4)	Dividend yield
The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.
(5)	Exercise price
Options are generally granted at an exercise price equal to the fair market value of the Company’s shares at the date of grant.
In October and December 2008, ten employees of the Company surrendered their rights to purchase in total of 970,000 ordinary shares of the Company at the exercise price ranged from $2.44 to $3.134 pursuant to the 2004 Plan. On December 1, 2008, the Company granted new options to purchase 970,000 ordinary shares at the exercise price of $1.26 to the ten employees which will vest in 3 years pursuant to the 2004 Plan. The foregoing was accounted for as a modification of the share based compensation awards. An incremental compensation cost of $76,200 arising from the modification was measured at the excess of the fair value of the new options at the grant date over the fair value of the options surrendered by the ten employees at the date of modification. The total unrecognized compensation cost of $1,122,361, which was the sum of the remaining unrecognized share based compensation amount of $1,046,161 of the original awards and the incremental cost resulting from the modification as of the modification date, was recognized over the requisite service period of the newly granted option awards.
Options to non-employees
The Company granted 6,919,500 and 350,000 stock options to non-employees in 2004 and 2005, respectively. All of the options have vested as of December 31, 2008.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
13.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees
A summary of the stock option activity is as follows:

	2008		2009		2010
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	10,557,568	$0.84	11,439,978	$0.91	10,834,298	$0.87
Granted	2,820,840	$1.79	10,000	$1.65	3,562,000	$1.43
Exercised	(829,670)	$0.69	(236,480)	$0.80	(637,720)	$1.12
Forfeited	(138,760)	$1.00	(69,360)	$1.22	(655,340)	$1.27
Cancelled	(970,000)	$2.81	(309,840)	$2.03	—	—

Outstanding at end of year	11,439,978	$0.91	10,834,298	$0.87	13,103,238	$0.99

Shares exercisable at end of year	7,903,538	$0.80	9,439,258	$0.82	9,316,838	$0.82

The following table summarizes information with respect to stock options outstanding at December 31, 2010:

	Options outstanding				Option exercisable
				Aggregate			Aggregate
		Weighted	Weighted	intrinsic		Weighted	intrinsic
		average	average	value as of		average	value as of
	Number	remaining	exercise	December 31,	Number	exercise	December 31,
	outstanding	contractual life	price	2010	exercisable	price	2010

Ordinary shares
$0.16	2,845,738				2,845,738
$1.04	200,000				200,000
$1.31	1,435,100				1,435,100
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,699,000				2,699,000
$1.25	100,000				100,000
$1.32	123,600				123,600
$1.26	886,800				582,800
$1.65	10,000				3,600
$1.426	3,426,000				—
$1.43	50,000				—

	13,103,238	5.31 years	$0.99	$4,563,063	9,316,838	$0.82	$4,549,079

The weighted-average grant-date fair value of options granted during the years 2008, 2009 and 2010 was $1.04, $0.91 and $0.78, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was $594,813, $155,880, and $115,985, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
13.	STOCK OPTIONS AND NONVESTED SHARES — continued
2004 Stock incentive plan — continued
Summary of stock options to employees and non-employees — continued
As of December 31, 2010, 3,760,100 ordinary shares were available for future grant of awards. The Company recognized share-based compensation expenses of $1,217,980, $1,290,446 and $ 1,765,437 for stock option in the years ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2010, there was $1,342,249 unrecognized share-based compensation expenses relating to the stock options, which is expected to be recognized over a weighted average period of 2 years.
2007 Equity incentive plan
In July 2007, the Company adopted the 2007 Equity incentive plan (the “2007 Plan”) and granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who were eligible for the 2007 Plan. The vesting of the nonvested shares are subject to achieving certain operating performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan.
The grant date fair value of a nonvested share was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become vested during the three years following the grant date from July 2007 to June 2010 based on the Company’s certain operating performance targets for the years 2008 and 2009. Based on the Company’s operating performance during 2008 and 2009, 4,329,024, 2,886,016 and 1,443,008 shares were vested in 2008, 2009 and 2010.
The Company recognized a compensation expense of $6,822,170, $5,310,270 and $2,655,135 for the nonvested shares in 2008, 2009 and 2010, respectively.
In 2009, in light of the significant global economic downturn and its impact on the Group’s performance, the board approved the Amended Restricted Stock Issuance and Allocation Agreement (the “Amended Agreement”), which was executed on July 1, 2010 to extend the performance period and the vesting term. Under the Amended Agreement, there were 1,900,445 granted nonvested shares, which were not vested due to the operating performance targets for 2008 and 2009 were not achieved, became eligible for vesting if the Company can achieve the new performance targets for 2010, 2011 or 2012. The change of performance target was accounted for as a modification of the terms of the nonvested share award, and no other terms or conditions of the award were modified. Immediately before the modification, the share based compensation expense of the 1,900,445 nonvested shares that expected to be recognized over the vesting period was zero. As the Company continues to believe that it is not probable that the new performance targets will be achieved, therefore, there is no incremental compensation cost associated with the modification.
There was no share based compensation expense recognized in 2010 after the modification date due to the new performance target of 2010 was not achieved.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
13.	STOCK OPTIONS AND NONVESTED SHARES — continued
2007 Equity incentive plan — continued
A summary of the status of the nonvested shares as of December 31, 2008, 2009 and 2010, and changes during the year ended December 31, 2010 is presented below.

		Weighted-
		average grant/	Aggregate
		modification	intrinsic
Nonvested shares	Shares	date fair value	value

At the beginning of year 2008	10,558,493	1.84	46,246,199
Granted	—	—	—
Vested	(4,329,024)	—	(6,086,608)
Forfeited	—	—	—

At the end of year 2008	6,229,469	1.84	8,758,633
Granted	—	—	—
Vested	(2,886,016)	—	(5,520,949)
Forfeited	—	—	—

At the end of year 2009	3,343,453	1.84	4,881,441
Granted	—	—	—
Vested	(1,443,008)	—	(2,117,855)
Forfeited	—	—	—

At the end of year 2010	1,900,445	1.43	2,481,981

2010 Equity incentive plan of Daily Growth Holding
In November 2010, Daily Growth Holdings, a subsidiary of the Company, implemented the “2010 equity incentive plan” (the “plan”) under which the Company transferred 1,500 nonvested shares which representing 15% of total Daily Growth Holdings’ equity interest to its management group as a share incentive. If the grantees left the Company before the third anniversary of the grant date when the nonvested shares become vested, they should transfer the shares to the Company at no consideration. Therefore, the total share based compensation expenses are recognized ratably over the three years of vesting period. In addition, as the grantees are entitled to all the shareholder’s rights, including the dividend rights since the date of grant, the 15% share of the earnings of Daily Growth Holdings is recognized as noncontrolling interest on the Company’s consolidated financial statements since November 1, 2010, the date of grant.
The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $99,099 share based compensation cost for the year ended December 31, 2010.
As of December 31, 2010, there was $1,683,378 unrecognized compensation cost relating to nonvested shares, which is expected to be recognized over a weighted average period of 3 years.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
14.	INCOME TAXES
Hong Kong
China Finance Online, Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Services, CFO HK Genius and other five subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%. These companies have not recorded tax provision for Hong Kong profits tax as there were no assessable profits arising in or derived from Hong Kong.
British Virgin Islands
Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include Daily Growth Holdings and other five subsidiaries.
PRC
The Group’s PRC entities are subject to 25% PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws, except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.
Under the EIT Law and its implementing rules, an enterprise which qualifies as a “high and new technology enterprise” (“the HNTE”) is entitled to a tax rate of 15%. CFO Software, CFO Meining and CFO Genius obtained the HNTE status in 2008.
Under the EIT law and its implementing rules, enterprises that obtain status of “Software Enterprises” are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter.
A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2010 is as follows:

PRC entities	Chinese enterprise income tax rate	Qualification for preferential tax rate
CFO Success	Full tax exemption for the year 2008 and 2009 and a preferential tax rate of 12.5% from 2010 to 2012.	Software Enterprises
CFO Qicheng	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014	Software Enterprises
CFO Shenzhen Shangtong	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014	Software Enterprises
CFO Zhengning	Full exemption for the year 2008 and preferential tax rate of 10%, 11% and 12% from 2009 to 2011.	Software Enterprises
CFO Stockstar	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Jujin	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO New land	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Software	Preferential tax rate of 7.5% from 2008 to 2010.	HNTE and local tax policy to apply 50% reduced tax rate
CFO Meining	Preferential tax rate of 15% from 2008 to 2010.	HNTE
CFO Genius	Preferential tax rate of 15% from 2008 to 2010.	HNTE

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
14.	INCOME TAXES — continued
PRC — continued
The HNTE status obtained by CFO Software, CFO Meining and CFO Genius in 2008 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. The Group assumed its qualifying entities will continue to obtain the renewal in the future. Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the HNTE status at the conclusion of the initial three year period.
CFO Chongzhi, CFO Zhongcheng and Shanghai Shangtong Co., Ltd. (“CFO-Shangtong”) are approved by the local tax authority in 2009 and 2010 to file their income tax by adopting the “deemed-profit method”. Under this method, the three entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.
The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that currently the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% not considering the arrangements for the Avoidance of Double Taxation on income and Prevention of Fiscal Evasion with respect to Taxes on Income between mainland and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
14.	INCOME TAXES — continued
PRC — continued
Aggregate undistributed earnings of the Group’s subsidiaries located in PRC that are taxable upon distribution to the Group are considered to be indefinitely reinvested because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2010.
Income tax (provision) benefit was as follows:

	December 31,
	2008	2009	2010

Current	$(153,261)	$(471,120)	$(362,861)
Deferred	3,200,390	917,284	99,475

Total	$3,047,129	$446,164	$(263,386)

The principal components of deferred income taxes were as follows:

	December 31,
	2009	2010
Current deferred tax assets:
Deferred revenue — current	$2,852,510	$2,785,595
Accrued expenses and other liability	200,775	828,746
Net operating loss carrying forwards	183,525	19,779

Total current deferred tax assets	3,236,810	3,634,120

Non-current deferred tax assets:
Deferred revenue — non-current	$1,829,496	$1,680,936
Net operating loss carrying forwards	2,321,949	4,038,354

	4,151,445	5,719,290

Less: valuation allowance	(2,272,602)	(4,038,354)

Total non-current deferred tax assets	$1,878,843	$1,680,936

Non-current deferred tax liabilities:
Intangible assets	(994,573)	(966,689)

Total non-current deferred tax liabilities	$(994,573)	$(966,689)

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
14.	INCOME TAXES — continued
PRC — continued
A valuation allowance of $2,272,602 and $4,038,354 was established as of December 31, 2009 and 2010, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2010, operating loss carry forwards includes approximately $13.2 million which will expire by 2015, and $7.3 million which will carry forward indefinitely.
A reconciliation between the statutory PRC enterprise income tax rate of 25% and the effective tax rate is as follows:

	Years ended December 31,
	2008	2009	2010
	%	%	%

Statutory tax rate in PRC	25.0	(25.0)	25.0
Effect of tax holiday	(74.3)	(38.2)	(221.8)
Effect of different income tax rates in other jurisdictions	1.3	2.6	9.7
Non-deductible expenses	39.0	45.9	143.2
Non-taxable income	(7.9)	(14.4)	(32.2)
Change in valuation allowance	(2.2)	22.4	89.9

Effective tax rate	(19.1)	(6.7)	13.8

During the years ended December 31, 2008, 2009 and 2010, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $11,660,280, $2,373,822 and 4,208,756, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.12, $0.02 and $0.04, for the years ended December 31, 2008, 2009 and 2010, respectively.
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.
Since September 2010, the relevant tax authorities of the Group’s subsidiaries and VIEs have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2005 to 2010 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2010, at the tax authority’s discretion.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
15.	AMERICAN DEPOSITARY SHARES (“ADS”) PLAN
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
As of December 31, 2007, 905,256 American depositary shares (“ADSs”) had been issued to employees and the remaining 94,744 ADSs continued to be held by the Group for future exercises. These 94,744 ADSs represent 473,720 ordinary shares of the Group.
As of December 31, 2008, the remaining ADSs carried from 2007 were used for option exercise. No ADS is outstanding for potential option exercises.
In June 2009, the shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares.
In June 2010, the shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014.
16.	REPURCHASED SHARES
In year 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In year 2007, the Group granted 10,558,493 nonvested shares to employees out of the repurchased shares. Therefore there were 149,537 repurchased shares at the end of 2007. In year 2008 and 2009, 95,950 and 750 repurchased shares were used for options exercised by employees, respectively. Therefore, the number of the remaining repurchased share as of December 31, 2008, 2009 and 2010 was 53,587, 52,837 and 52,837, respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
17.	NET INCOME (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2008	2009	2010

Net income (loss) attributable to China Finance Online Co. Limited	$19,020,115	$(6,219,743)	$1,960,122

Weighted average ordinary shares outstanding used in computing basic net income per share	98,957,993	105,203,564	108,247,552
Plus: Incremental shares from assumed conversions of stock options and nonvested shares	14,026,539	—	5,877,470

Weighted average ordinary shares outstanding used in computing diluted net income per share (note)	112,984,532	105,203,564	114,125,022

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$0.19	$(0.06)	$0.02

- diluted	$0.17	$(0.06)	$0.02

As of December 31, 2008 and 2010, 1,491,776 options and zero nonvested shares, and 767,083 options and zero nonvested shares were excluded in computation of diluted net income per share,respectively, because their effects were anti-dilutive. For year 2009, all of the options and nonvested shares were anti-dilutive because the Group was in the loss position.
18.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $1,913,046, $3,228,517 and $3,898,237 for the years ended December 31, 2008, 2009 and 2010 respectively.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
19.	NONCONTROLLING INTEREST

	Daily Growth	CFO Securities	Daily Growth
	Securities	Consulting	Holdings	Total

Balance as of December 31, 2007	471,431	—	—	471,431
Acquisition of noncontrolling interest of Daily Growth Securities (Note 3)	(440,798)	—	—	(440,798)
Net loss	(30,633)	—	—	(30,633)

Balance as of December 31, 2008	—	—	—	—
Acquisition of CFO Securities Consulting (Note 3)	—	261,660	—	261,660
Net loss	—	(2,131)	—	(2,131)

Balance as of December 31, 2009	—	259,529	—	259,529
Acquisition of noncontrolling intetres of CFO Securities Consulting (Note 3)	—	(5,233)	—	(5,233)
Share-based compensation of Daily Growth Holdings (Note 13)	—	—	14,865	14,865
Net loss	—	(254,296)	(71,667)	(325,963)

Balance as of December 31, 2010	—	—	(56,802)	(56,802)

20.	COMMITMENTS
The Group leases certain office premises and purchases data under non-cancelable leases. Rent expense under operating leases for 2008, 2009 and 2010 were $2,038,449, $2,970,407 and $3,067,950, respectively.
Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2011	3,981,040
2012	1,331,688
2013	276,728
2014	91,409

Total	$5,680,865

21.	SEGMENT AND GEOGRAPHIC INFORMATION
The Group has two operating segments (1) online financial data subscription service and other related services, (2) brokerage service. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group’s chief executive officer and chief operating officer have been identified as the chief operating decision makers. The Group’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
21.	SEGMENT AND GEOGRAPHIC INFORMATION — continued
The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” The following tables show the operations of the Group’s operating segments:
For the year ended December 31, 2010

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$56,712,796	$3,003,246	$59,716,042
Cost of revenue	8,098,809	398,336	8,497,145
Operating expenses:
General and administrative	10,976,571	2,231,766	13,208,337
Product development	13,027,879	—	13,027,879
Sales and marketing	25,241,232	1,749,861	26,991,093

Total operating expenses	49,245,682	3,981,627	53,227,309

Government subsidies	514,113	—	514,113

Loss from operations	(117,582)	(1,376,717)	(1,494,299)

Total assets	147,245,516	32,845,066	180,090,582

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

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
21.	SEGMENT AND GEOGRAPHIC INFORMATION — continued

For the year ended December 31, 2008

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated

Net revenue	$55,286,219	$956,549	$56,242,768
Cost of revenue	(9,181,922)	(185,221)	(9,367,143)
Operating expenses:
General and administrative	(14,055,716)	(1,315,455)	(15,371,171)
Product development	(5,635,173)	—	(5,635,173)
Sales and marketing	(13,342,967)	(177,328)	(13,520,295)

Total operating expenses	(33,033,856)	(1,492,783)	(34,526,639)

Government subsidies	436,946	—	436,946

Income (loss) from operations	13,507,387	(721,455)	12,785,932

Total assets	124,128,214	17,695,097	141,823,311

Enterprise wide disclose
The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2008	2009	2010

Subscription fees	$50,598,929	$47,201,162	$49,518,331
Advertising revenue	2,946,389	3,985,699	7,031,219
Brokerage service revenue	956,549	2,228,630	3,003,246
Others	1,740,901	190,386	163,246

Total revenue from external customers	$56,242,768	$53,605,877	$59,716,042

Substantially all of the Company’s revenues for the years ended December 31, 2008, 2009 and 2010 were generated from the PRC and Hong Kong.
As of December 31, 2008, 2009 and 2010, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.
These reserve funds can only be used for specific purposes and are not distributable as cash dividends.
The appropriation to these reserves by the Group’s PRC subsidiaries were $3,335,073, $nil and $221,679 in 2008, 2009 and 2010.
The balance of the statutory reserves was 5,485,798 and 5,707,477 as of December 31 2009 and 2010. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.
As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2010, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $74,864,472. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.
23.	SUBSEQUENT EVENT
Grant of share option
On February 1st, 2011, the Company granted 200,000 options to an employee with an exercise price of $1.14 per share.

CHINA FINANCE ONLINE CO. LIMITED
Additional Information — Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2009	2010

Assets

Current assets:
Cash and cash equivalents	$3,620,238	$2,808,010
Amounts due from subsidiaries	19,016,051	3,637,539
Prepaid expenses and other current assets	20,352	99,156
Dividends receivable	25,836,613	26,638,314

Total current assets	48,493,254	33,183,019
Investments in subsidiaries	47,893,966	72,211,545
Cost method investment	1,479,571	1,479,571
Goodwill	50,534	50,534

Total assets	$97,917,325	$106,924,669

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	367,357	313,903
Amounts due to subsidiaries	142,572	710,861

Total current liabilities	$509,929	$1,024,764

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 110,250,163 and 110,887,883 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	14,237	14,319
Additional paid-in capital	74,130,609	78,974,697
Accumulated other comprehensive income	6,342,765	8,030,982
Retained earnings	16,919,785	18,879,907

Total shareholders’ equity	97,407,396	105,899,905

Total liabilities and shareholders’ equity	$97,917,325	$106,924,669

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of operations
(In U.S. dollars)

	December 31,
	2008	2009	2010

Cost of revenues	$—	$—	$139,276

Gross profit	—	—	(139,276)
Operating expenses:
General and administrative	577,934	1,071,533	760,786
Product development	—	—	53,202
Share-based compensation	8,040,150	6,600,716	4,420,572

Total operating expenses	8,618,084	7,672,249	5,234,560

Interest income	50,970	4,510	2,249
Equity in earnings of subsidiaries and VIEs	25,997,391	1,469,390	6,500,738
Exchange gain (loss)	1,589,838	(21,394)	830,971

Net income (loss)	$19,020,115	$(6,219,743)	$1,960,122

CHINA FINANCE ONLINE CO. LIMITED
Financial Information of Parent Company
Parent Company Statement of Shareholders’ Equity and Comprehensive Income
(In U.S. dollars, except share data)

			Additional	Accumulated other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	Shares	Amount	capital	income (loss)	earnings	equity	income

Balance as of January 1, 2008	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395
Exercise of share options by employees	—	—	531,449	—	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600
Share-based compensation	—	—	8,040,150	—	—	8,040,150
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	1,946,646
Net income	—	—	—	—	19,020,115	19,020,115	19,020,115

Balance as of December 31, 2008	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	20,966,761

Exercise of share options by employees	185,730	24	181,357	—	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(6,219,743)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	(6,325,056)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257
Share-based compensation	—	—	4,420,572	—	—	4,420,572
Equity pick up from compensation of a subsidiary	—	—	84,234	—	—	84,234
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	1,688,217
Net income	—	—	—	—	1,960,122	1,960,122	1,960,122

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	3,648,339

CHINA FINANCE ONLINE CO. LIMITED
Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$19,020,115	$(6,219,743)	$1,960,122
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	8,040,150	6,600,716	4,420,572
Equity in earnings of subsidiaries	(25,997,391)	(1,469,390)	(6,500,738)
Changes in assets and liabilities:
Prepaid expenses and other current assets	84,695	28,525	(78,804)
Amounts due from subsidiaries	(15,071,573)	(105,742)	(1,845,474)
Accrued expenses and other current liabilities	(1,541,036)	31,836	(53,454)
Amounts due to subsidiaries	(47,217)	129,250	568,289

Net cash used in operating activities	(15,512,257)	(1,004,548)	(1,529,487)

Investing activities:
Net cash provided by investing activities	—	—	—

Financing activities:
Proceeds from stock options exercised by employees	531,449	181,381	717,257
Proceeds from exercise of options granted to non-employee	41,600	8,000	—

Net cash provided by financing activities	573,049	189,381	717,257

Effect of exchange rate changes	(2)	(2)	2

Net decrease in cash and cash equivalents	(14,939,210)	(815,169)	(812,228)
Cash and cash equivalents, beginning of the year	19,374,617	4,435,407	3,620,238

Cash and cash equivalents, end of the year	$4,435,407	$3,620,238	$2,808,010

Note:
Basis for preparation
The parent-company only Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.