Form 20-F/A
period 2010-12-31
China Finance Online Co. LTD
filed 2012-03-30
CIK 1297830

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and pos such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CHINA FINANCE ONLINE CO. LIMITED

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A hereby amends and restates the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed on May 31, 2011. This amendment no. 1 is being filed for the purpose of providing additional details to our disclosures in the original report as well as providing additional clarifying information in the notes to our financial statements pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings.

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

After our acquisition of 80% equity interest, in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. or CFO Securities Consulting (formerly known as Shanghai Securities Consulting Co., Ltd.) in 2009, we raised the share capital of US$3.76 million in CFO Securities Consulting in November 2010, increased our beneficiary interest in CFO Securities Consulting from 80% to 92.5%. In November and December, 2010, we obtained the remaining 5% and 2.5% equity interest in CFO Securities Consulting, consequently our total percentage of beneficial interest of CFO Securities Consulting increased from 92.5% to 100%. As a result of these transactions, we became the beneficiary of CFO Newrand, CFO Chuangying and CFO Securities Consulting and, accordingly, we consolidate the results of operations of CFO Newrand, CFO Chuangying and CFO Securities Consulting in our financial statements.

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

•	providing CFO Success tax exemption for 2008 and 2009 and a preferential EIT rate of 12.5% for each of 2010, 2011 and 2012;

•	providing CFO Shenzhen Shangtong and CFO Qicheng tax exemption for 2010 and 2011 and a preferential EIT rate of 12.5% for each of 2012, 2013 and 2014;

•	providing CFO Zhengning a reduced tax rate of 10%, 11% and 12% for 2009, 2010 and 2011, respectively, and an eventual transition to the standard tax rate of 25% in 2012; and

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

Under the share pledge agreements described under “Item 7. Major Shareholders and Related Party Transactions”, each of Zhiwei Zhao and Jun Wang have pledged their equity interest in CFO Fuhua to CFO Beijing. According to the PRC Property Rights Law, which came into effect on October 1, 2007, such pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. We are in the process of obtaining the relevant registrations. There is no assurance that we can have these equity pledges registered successfully. Before a completed registration of the equity pledges, we cannot assure you that the effectiveness of such pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interests or that our subsidiaries’ interests as pledgee will prevail over those of third parties. If the variable interest entities and their shareholders breach their respective obligations under the contractual arrangements that established our operations in China, failure to enforce pledges may leave us with fewer remedies in enforcing our contracts with our affiliated entities. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

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

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of CFO Fuhua, CFO Chongzhi, CFO Newrand, CFO Shenzhen Shangtong , CFO Chuangying and CFO Qicheng fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

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

We are a holding company, and our ability to pay dividends and other cash distributions to our shareholders, repay any debt we may incur and meet our other cash requirements depends solely on our ability to receive dividends and other distributions from our PRC subsidiaries and consolidated affiliated entities to our offshore affiliates and/or other contractual arrangements, more specifically:

(a)	Earnings of our PRC subsidiaries that we directly own and operate inside the PRC, which include CFO Software, CFO Beijing, CFO Success, CFO Genius, and CFO Stockstar, are transferred to us by means of dividend payments. The amount of dividends paid to us by our directly owned PRC subsidiaries depends mainly on the service fees paid to them from our consolidated affiliated entities.

(b)	Earnings of our PRC subsidiaries that we indirectly hold through an intermediary Hong Kong or British Virgin Islands company, which include CFO Zhengning and CFO Jujin, are transferred to us by means of dividend payments via such intermediary company. The transfer of dividend payments from such intermediary company to us is not subject to PRC taxation or other regulatory restrictions.

(c)	Earnings of the VIEs, which we exert control via a series contracts including without limitation exclusive technology consulting and management service agreement, exclusive purchase right agreement, power of attorney and pledge agreement, are first transferred in full (pre-tax) to our wholly foreign owned enterprise via such contractual arrangements.

However, there are restrictions under PRC laws for the payment of dividends to us by our PRC subsidiaries. For example, if our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to make payments or distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to fund a statutory reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50.0% of its registered capital. Consequently, each of our PRC subsidiaries is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. In addition, PRC tax authorities may require us to amend the VIEs contractual arrangements that would materially and adversely affect the ability of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning and CFO Success to pay dividends and other distributions to us. The foregoing restrictions on the ability of the PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to pay dividends to holders of our ADSs.

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

The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the Administration for Foreign Exchange (“SAFE”) and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

In addition, as further explained in disclosures below, each of our PRC subsidiary and affiliated consolidated entities is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”), as such, our investors currently do not have the benefits of PCAOB oversight.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, our investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

There were 110,887,883 of our ordinary shares including 20,507,051 ADSs (representing 102,535,255of those ordinary shares) outstanding as of December 31, 2010. In addition, there are outstanding options to purchase an additional 13,103,238 ordinary shares, including options to purchase 1,095,000 ordinary shares under the option agreements that were independent of the 2004 Plan. These ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.

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

Our service offerings are broadly divided into three categories: Securities Market Information, Technical Analysis and Fundamental Analysis. As of December 31, 2010, we had a total of approximately 156,000 active paying individual subscribers, representing an increase of 32.3% from 117,900 as of December 31, 2009. Active paying individual subscribers refer to registered users who subscribe to one of our fee subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.

Internet portal sites and their related web applications will continue to grow in importance for China’s financial information market and we have taken steps in reinforcing our market leading position. These measures are expected to help our websites continue to grow their user base, improve user experience and customer loyalty, and stimulates online activities. At the same time, we continue to adopt a consistent approach focusing on product development and our financial database optimization to grow our registered and paid subscriber base and to lay the foundation for future growth.

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

In order to host our website, CFO Fuhua and CFO Meining are required to hold an Internet content provider permit, or ICP, license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license ( or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing, and CFO Meining currently holds a National License issued by MIIT and an ICP license issued by MIIT in Shanghai

A regulation issued by MIIT requires short message, or SMS, content providers to obtain an SMS license from MIIT or its local offices. We have obtained the required SMS license for the delivery of our financial short message content.

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

We provide diversified financial services in the Hong Kong market. In 2007, we acquired Daily Growth Securities (formerly known as Daily Growth Investment Company Limited) to provide securities brokerage services for stocks listed on Hong Kong Stock Exchange. In 2008, we raised the authorized and issued share capital of Daily Growth Securities so the total percentage of beneficial ownership by CFO Hong Kong increased from 85% to 100%. In addition, in 2008 and 2009 we established Daily Growth Futures, Daily Growth Wealth Management and Daily Growth Investment Services. On November 1, 2010, Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. CFO Hong Kong currently holds 85% of the equity interests of Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management and Daily Growth Investment Services.

The following table sets forth the details of our principle subsidiaries and significant PRC-incorporated affiliates as of December 31, 2010:

Name	Jurisdiction of Incorporation	Legal Ownership Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Stockstar Information Technology (Shanghai) Co., Ltd.	PRC	100%
Daily Growth Financial Holdings Limited	BVI	85%
Daily Growth Futures Limited	Hong Kong	85%
Daily Growth Securities Limited	Hong Kong	85%
Daily Growth Wealth Management Limited	Hong Kong	85%
Daily Growth Investment Services Limited	Hong Kong	85%
Hong Kong Genius Information Technology Co., Ltd.	Hong Kong	100%

*Denotes	variable interest entities or subsidiaries of variable interest entities

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

Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $3.7million in revenue for VAT refunds in 2010. The VAT refund policy was intended to be effective until 2010, and the policy may continue or not after 2010. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

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

Stock-based compensation. Stock-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies. The Company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage.

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

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2008		2009		2010
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues	$57,146	101.6%	$55,108	102.8%	$61,408	102.8%
Business tax	(903)	(1.6)	(1,502)	(2.8)	(1,692)	(2.8)

Net revenues	56,243	100%	53,606	100%	59,716	100%
Cost of revenues	(9,367)	(16.7)	(8,147)	(15.2)	(8,497)	(14.2)

Gross profit	46,876	83.3	45,459	84.8	51,219	85.8
Operating expenses:
General and administrative	(15,371)	(27.3)	(16,982)	(31.7)	(13,208)	(22.1)
Product development	(5,635)	(10.0)	(10,754)	(20.1)	(13,028)	(21.8)
Sales and marketing	(13,521)	(24.0)	(26,095)	(48.7)	(26,991)	(45.2)

Total operating expenses	(34,527)	(61.4)	(53,831)	(100.4)	(53,227)	(89.1)
Government subsidies	437	0.8	567	1.1	514	0.9
Income (loss) from operations	12,786	22.7	(7,805)	(14.6)	(1,494)	(2.5)
Interest income	1,609	2.9	1,352	2.5	1,590	2.7
Interest expense	—	—	—	—	(142)	(0.2)
Exchange gain, net	1,489	2.6	2	—	813	1.4
Gain from trading securities	—	—	41	0.1	1,138	1.9
Other expense, net	(169)	(0.3)	(258)	(0.5)	(7)	—
Income (loss) before income taxes benefit (provision)	15,715	27.9	(6,668)	(12.4)	1,898	3.2
Purchased pre-acquisition earning	227	0.4	—	—	—	—
Income tax benefit (provision)	3,047	5.4	446	0.8	(264)	(0.4)
Net income (loss)	18,989	33.8	(6,222)	(11.6)	1,634	2.7
Less: net loss attributable to noncontrolling interests	31	0.1	2	—	326	0.5

Net income (loss) attributable to China Finance Online Co. Limited	$19,020	33.8%	$(6,220)	(11.6%)	1,960	3.3%

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

Product development. Our product development expenses increased by 91% to $10.7 million in 2009 from $5.6 million in 2008, primarily due to increased headcount in product development. Our product development expenses increased as a percentage of net revenues to 20.1% in 2009 from10.0% in 2008.

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

Net cash provided by operating activities for 2010 decreased US$11.6 million to US$4.6 million from US$16.2 million in 2009. The decrease primarily attributable to the following factors: (i) an decrease in cash receipts from the sale of services of US$2.0 million; (ii) an increase in payment for advertising and marketing expenses of US$4.3 million, due to marketing activities associated with registered user acquisition and product promotion; (iii) an increase in salary, sales bonus and social insurance charges paid to employees in amount of US$1.6 million, due to an increase in wage rate; and (iv) an increase of margin loan provided to the margin clients in our brokerage service in amount of US$3.6 million, due to higher customer demand for margin financing.

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

Restricted net assets

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations.

We are a Hong Kong holding company and the majority of our income is derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries may be subject to the 10% income tax if we are considered to be a “non-resident enterprise” under the EIT Law. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares, or the gain our shareholders may realize from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. In the event that we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises”, or that a shareholder is required to pay PRC income tax on the transfer of our ordinary shares, the value of such shareholder’s investment in our ordinary shares may be materially and adversely affected.

In addition, prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds, including general reserve, enterprise expansion fund, and staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are to be made at the discretion of the board of directors. These reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $74.9 million, or 70.7%, of our total consolidated net assets, as of December 31, 2010.

Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and affiliates, we may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions or developments, or merely to declare and pay dividends or distributions to our shareholders, although we currently have no intention to do so.

Restrictions on Renminbi conversion

The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2010 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	2,566,811	1,414,299	3,981,040
1 - 3 years	1,620,586	79,239	1,699,825
3 - 5 years	—	—	—

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer of the date of this report.

Name	Age	Position
Zhiwei Zhao	47	Chief Executive Officer and a member of the Board of Directors
Hugo Shong	54	Chairman of the Board of Directors
Kheng Nam Lee(1)	63	Director
Ling Wang(1)(2)(3)	48	Director
Fansheng Guo(1)(2)(3)	55	Director
Jun (Jeff) Wang	40	Chief Financial Officer
Caogang Li Kiang Dalaroy	45 54	Chief Operating Officer Chief Strategy Officer

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

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

Kheng Nam Lee has served as our director since May 2004. Mr. Lee is presently a Venture Partner of GGV Capital. At the same time he is Chairman of Advantec Pte Ltd, an investment holding company. Mr. Lee is also the non-executive Chairman of Vertex Management (II) Pte Ltd and Vertex Venture Holdings Ltd (“VVH”), both of which are wholly-owned subsidiaries of Temasek Holdings (Private) Limited, engaged in the venture capital direct investment and fund management business. For more than 23 years, Mr. Lee has been in leading positions in several capital investment companies that invest in many international companies in various industries. Besides the Company, Mr. Lee serves as a director of public companies, Creative Technology Ltd (“Creative”) and BCD Semiconductor Manufacturing Ltd (“BCD”). He is a member of the Audit and Compensation Committees of Creative where he had served as Chairman of the Audit Committee since 1992. Since August 2010, Mr. Lee also sits on the Audit Committee and Compensation Committees of BCD, a company listed on NASDAQ from January 2011. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School. Mr. Lee also got a diploma in Business Administration, University of Singapore.

Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co. Limited, a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.

Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman of the board of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.

Jun (Jeff) Wang has served as our Chief Financial Officer since August 15, 2006, and joined our company as Vice President of Finance in May 2006. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

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

Kiang Dalaroy has served as our Chief Strategy Officer during the first quarter of 2011. Before joining us, Mr. Dalaroy was a Deputy General Manager and Chief Information Officer at the Shanghai Stock Exchange Infonet Ltd., where he pioneered Level-2 market data, XBRL financial reporting products and associated commercial models in China. Previously, Mr. Dalaroy held managerial, business development and technical positions in Reuters Group companies for fifteen years in Asia and North America. Mr. Dalaroy possesses a degree in Electrical Engineering from Taiwan’s Taipei Institution of Technology, and obtained EMBA certificates from top business schools in executive development programs.

B. Compensation of directors and executive officers.

In 2010, we paid aggregate cash compensation of approximately $739,111to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the chief executive officer or chief financial officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive or chief financial officer.

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

The options we granted in January and February of 2004 have an exercise price of $0.16 per share and will expire on January 4, 2014 (This expiration date was extended from January 4, 2009, which was approved by the compensation committee). The options we granted in June 2004 have an exercise price of $1.04 per share and will expire on June 14, 2014 (This expiration date was extended from June 14, 2009, which was approved by the compensation committee). The options we granted in February 2005 have an exercise price of $1.31 per share and will expire on February 18, 2015. The exercise price for the 400,000 and 200,000 options we granted in November 2005 were $1.12 and $1.16 per share, respectively. The options we granted in July 2006 have an exercise price of $1.07 per share and will expire on July 4, 2016.The options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The options we granted in January and March, 2008, respectively, have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The options we granted in June and December 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019. The options we granted in February and October 2010 have exercise prices of $1.426 and $1.43 per share, respectively, and will expire on February 21, 2020 and October 7, 2020, respectively.

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

China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. See “Item 3.D. Key Information – Risk Factors – Risks related to our business – PRC’s new labor law restricts our ability to reduct our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

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

	Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	15,670,507	14.13%
IDG Technology Venture Investments, LP (2)	6,723,115	6.06%
Vertex Technology Fund (III) Ltd. (3)	7,580,494	6.84%
Jianping Lu (4)	7,156,121	6.45%
Ling Zhang (5)	8,746,370	7.89%
C&F International Holdings Limited (6)	10,558,493	9.52%
FMR LLC (7)	14,332,020	12.92%
Directors and executive officers

Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	9,275,964	8.37%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All current directors and executive officers as a group (7 persons)	13,295,164	11.99%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 15,670,507 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.
(3)	Includes 7,580,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2010 in the form of 1,516,098 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.
(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
(6)	Includes 10,558,493 ordinary shares held by C&F International Holdings Limited, a company incorporated in British Virgin Islands. C&F International Holdings Limited holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible for the 2007 Equity Incentive Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the selected employees.

(7)	*Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,307,020 shares of the common stock outstanding of China Finance Online Co. Limited as a result of acting as investment adviser to various investment companies. The registered address is 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,307,020 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, are the predominant owners, directly or through trusts, of series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other series B shareholders have entered into a shareholders’ voting agreement under which all series B voting common shares will be voted in accordance with the majority vote of series B voting common shares. Accordingly, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ boards of trustees.

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

•

a loan agreement with Yang Yang and Zhenfei Fan . We entered into a loan agreement with Yang Yang and Zhenfei Fan to extend to each of them a loan in the amount of $322,100 and $263,500, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Chuangying;

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission, or the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

  Share distributions, stock dividend, stock split, merger

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

(g) Expenses of the Depositary

Expenses incurred on behalf of ADR Holders in connection with:

     Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

     The depositary’s or its custodian’s compliance with applicable law, rule or regulation

     Stock transfer or other taxes and other governmental charges

     Cable, telex and facsimile transmission and delivery charges fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

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

Disclosure Controls and Procedures

Our management, with the participation of Zhiwei Zhao, our CEO, and Jun Wang, our CFO, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rule 13(a)-15(e) as of the end of the period covered by this Annual Report on Form 20-F, and have concluded that such disclosure controls and procedures were effective.

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

The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an attestation report on the Company’s internal control over financial reporting. The attestation report appears below.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Finance Online Co. Limited.

We have audited the internal control over financial reporting of China Finance Online Co. Limited, its subsidiaries and its variable interest entities (collectively, the “Group”) as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(2)	“Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte Touche Tohmatsu CPA Ltd.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of Nasdaq.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for China Finance Online Co. Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

2.3	Shareholders Agreement of China Finance Online Co. Limited dated June 2000 among China Finance Online Co. Limited and certain of its shareholders (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2	* Results of 2006 Annual General Meeting

4.3	* Results of 2009 Annual General Meeting

4.4	* Results of 2010 Annual General Meeting

4.5	Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.6	Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009 (incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.7	Form of Option Agreement with outside consultants and strategic advisors (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.8	Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.9	Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10	Proxy from Wu Chen to Jian Feng dated May 27, 2004 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11	Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.12	Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.13	Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.14	Equipment Lease Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.15	Technical Support Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.16	Amended and Restated Strategic Consulting Agreement between China Finance Online (Beijing) Co., Ltd. and Fuhua Innovative Technology Development Co., Ltd. dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.17	Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua Innovation Technology Development Co., Ltd and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18	Loan Agreement between China Finance Online Co. Limited and Jun Wang dated October 18, 2007 (incorporated by reference to Exhibit 4.16 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.19	Share Transfer Contract (related to shares of Beijing Fuhua Innovation Technology Development Co., Ltd.) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.20	Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.21	Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.22	Purchase Option and Coopration Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.23	Capital Increase Agreement relating to CFO Fuhua Innovation Technology Development Co., Ltd. dated March 3, 2008 among CFO Fuhua Innovation Technology Development Co., Ltd. , Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.21 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.24	Loan Agreement dated March 3, 2008 among China Finance Online (Beijing) Co., Ltd., Jun Wang and Zhiwei Zhao (incorporated by reference to Exhibit 4.22 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.25	Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, Fuhua Innovation Technology Development Co., Ltd. and China Finance Online (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.26	Loan Agreement dated August 21, 2007 among Fortune Software (Beijing) Co., Ltd., Wei Xiong and Zhenfei Fan (incorporated by reference to Exhibit 4.24 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.27	Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.29	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.30	Purchase Option Agreement dated August 21, 2007 among Fortune Software Limited, Wei Xiong, Zhenfei Fan and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.31	Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.32	Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.33	Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.34	Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co.,Ltd. and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.35	Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.36	Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37	Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.38	Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and CFO Premium (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.39	Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.40	Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.41	Loan Agreement dated January 21, 2009 among CFO Software, Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.42	Purchase Option Agreement dated January 21, 2009 among CFO Software, CFO Chuangying (formerly known as Guangzhou Boxin Investment Advisory Co., Ltd.), Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.93 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.43	Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.44	Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.45	Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.46	Framework Agreement for Exercise of Purchase Option dated October 15, 2009 among Yang Yang, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.43 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.47	Purchase Option Agreement dated October 15, 2009 among CFO Software, CFO Chuangying, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.44 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.48	Loan Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.45 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.49	Share Pledge Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.46 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.50	Purchase Option Agreement dated August 3, 2009 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.47 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.51	Operation Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.48 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.52	Technical Support Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.49 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.53	Strategic Consulting and Service Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong (incorporated by reference to Exhibit 4.50 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.54	Loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.55	Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.56	Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.57	Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.58	Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.59	Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.60	Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.61	Share Pledge Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.58 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.62	Purchase Option Agreement dated November 25, 2009 among CFO Chuangying, CFO Yingchuang, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.59 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.63	Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.64	Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.65	Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.66	Loan agreement dated November 30, 2009 among CFO Chuangying, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.67	Share Pledge Agreement dated November 25, 2009 among CFO Chongzhi, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.64 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.68	Purchase Option Agreement dated November 30, 2009 among CFO Chongzhi, CFO Decheng, Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.69	Operation Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.70	Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.71	Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and CFO Decheng (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.72	Shanghai Stock Exchange Level-II Quotations License Agreement dated July 30, 2009 between SSE Infonet Ltd. and Fortune Software (Beijing) Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.69 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.73	License Agreement relating to the distribution of TopView between Fortune Software (Beijing) Co., Ltd. and Shanghai Stock Exchange Information Network Co., Ltd. dated December 26, 2007 (incorporated by reference to Exhibit 4.37 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.74	* Shenzhen Stock Exchange Proprietary Information License Agreement dated April 15, 2010 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Securities Information Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.71 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Appendix I to the Shenzhen Stock Exchange Proprietary Information License Agreement , dated March 7, 2011 (certain portions of Appendix I have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.75	* Securities Information License Contract dated January 28, 2010 between SSE Infonet Ltd. and CFO Software (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.72 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Appendices II and III to the Securities Information License Contract, dated January 5, 2011 (certain portions of Appendices II and III have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.76	* Shenzhen Stock Exchange Quotations (Web Based Plus Version) License Agreement dated October 21, 2009 between Shenzhen Securities Information Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.73 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Renewal of Shenzhen Stock Exchange Quotations (Web Based Plus Version) License Agreement dated March 18, 2011.

4.77	Basic Market Prices Agreement dated September 28, 2009 between HKEx Information Services Limited and China Finance Online Co. Limited (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.74 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.78	* China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (certain portions of the Supplemental Agreement have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.79	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.46 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.80	Lease Contract for Housing Unit of Corporate Square dated August 9, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.47 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.81	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between China Finance Online (Beijing) Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.48 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.82	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Beijing Fuhua Innovation Technology Development Co., Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.49 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.83	Lease Contract for Housing Unit of Corporate Square dated August 1, 2007 between Fortune Software (Beijing) Co. Ltd. and China Galaxy Securities Company Limited (incorporated by reference to Exhibit 4.50 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.84	Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 619) (incorporated by reference to Exhibit 4.81 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.85	Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 621) (incorporated by reference to Exhibit 4.82 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.86	Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Wisdom (Unit 622) (incorporated by reference to Exhibit 4.83 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.87	Lease Contract dated June 26, 2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Success (Unit 623) (incorporated by reference to Exhibit 4.84 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.88	Lease Contract dated June 26,2009 between China National Precision Machinery I&E Corp. Beijing Aerospace CPMIEC Building and CFO Software (Unit 626) (incorporated by reference to Exhibit 4.85 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.89	Lease Contract dated March 30, 2009 between Beijing Jintai Hengye Co., Ltd. House Lease Branch and CFO Wisdom (Unit 1106) (incorporated by reference to Exhibit 4.86 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.90	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Chuangying (Unit 1125-1136) (incorporated by reference to Exhibit 4.87 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.91	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. CFO Yingchuang (Unit 1137-1140) (incorporated by reference to Exhibit 4.88 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.92	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Qicheng (Unit 1141-1144) (incorporated by reference to Exhibit 4.89 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.93	Suntrans Office Building Lease Contract dated April 30, 2009 between Beijing Suntrans Real Estate Development Co. Ltd. and CFO Wisdom (Unit 1145-1148) (incorporated by reference to Exhibit 4.90 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.94	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among William Wang, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.51 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.95	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Tsang Kin-Woo, FNG International Holdings Limited and China Finance Online Co., Limited (incorporated by reference to Exhibit 4.52 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.96	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Wong Chan Miu-Wan Stella, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.53 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.97	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Shun Kin Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.54 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.98	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Midopa Enterprises Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.55 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.99	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Hung Yung, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.56 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.100	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Chu Ping-Im, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.57 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.101	Agreement for the Sale and Purchase of Shares in Daily Growth Investment Company Limited dated September 7, 2007 among Eternal Growth Investment Limited, FNG International Holdings Limited and China Finance Online Co. Limited (incorporated by reference to Exhibit 4.58 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.102	Form of indemnification agreement for directors and officers (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.103	Labor Contract of Zhao Zhiwei dated June 21, 2010

4.104	Labor Contract of Jeff Wang dated May 24, 2011

4.105	Form of Amended Change in Control Agreement dated October 15, 2008 (incorporated by reference to Exhibit 4.55 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.106	Engagement Letter between China Finance Online Co. Limited and Deloitte Touche Tohmatsu CPA. Ltd dated February 26, 2008 (incorporated by reference to Exhibit 4.67 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.107	Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Lin Yang and Shaoming Shi (incorporated by reference to Exhibit 4.57 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.108	Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.58 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.109	Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.59 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.110	Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.60 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.111	Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Lin Yang, Shaoming Shi and Shanghai Shangtong Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.61 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.112	Share Pledge Agreement dated June 8, 2008 among Lin Yang, Shaoming Shi and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.62 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.113	Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Juanjuan Wang, Minghua Wang, Shanghai Shangtong Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.110 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.114	Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Juanjuan Wang, Minghua Wang and Shanghai Shangtong Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.115	Share Pledge Agreement dated January 5, 2010 among Juanjuan Wang, Minghua Wang and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.116	Loan Agreement dated May 8, 2008 among Fortune Software (Beijing) Co., Ltd., Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.63 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.117	Operation Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Information Technology Co., Ltd. (also known as Shanghai Chongzhi Co., Ltd.) (incorporated by reference to Exhibit 4.64 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.118	Technical Support Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.65 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.119	Strategic Consulting Service Agreement dated June 8, 2008 between Fortune Software (Beijing) Co., Ltd. and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.120	Purchase Option and Cooperation Agreement dated June 8, 2008 among Fortune Software(Beijing) Co., Ltd., Zhenfei Fan, Xun Zhao and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.121	Share Pledge Agreement dated June 8, 2008 among Zhenfei Fan, Xun Zhao and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.122	Framework Agreement on Exercising Purchase Option dated January 8, 2010 by and among Zhenfei Fan, Xun Zhao, Zhengyan Wu, Shanghai Chongzhi Co., Ltd., and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.119 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.123	Purchase Option and Cooperation Agreement dated January 8, 2010 among Fortune Software(Beijing) Co., Ltd., Zhengyan Wu, Xun Zhao and Shanghai Chongzhi Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.124	Share Pledge Agreement dated January 8, 2010 among Zhengyan Wu, Xun Zhao and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.121 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.125	Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.69 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.126	Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (formerly known as Beijing Tongxinshengshi Environment Engineering Co., Ltd.)(incorporated by reference to Exhibit 4.70 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.127	Technical Support Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.71 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.128	Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.72 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.129	Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.73 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.130	Framework Agreement on Exercising Purchase Option dated January 5, 2010 by and among Shaoming Shi, Lin Yang, Dongmei Wang, Wei Cui, Zhongcheng Futong Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.131	Purchase Option and Cooperation Agreement dated January 5, 2010 among Fortune Software(Beijing) Co., Ltd., Dongmei Wang, Wei Cui and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.132	Share Pledge Agreement dated January 5, 2010 among Dongmei Wang, Wei Cui and Fortune Software(Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.133	Share Transfer Agreement dated August 19, 2008 among Lin Yang, Shaoming Shi, Xin Wang and Zhihua Yang (incorporated by reference to Exhibit 4.74 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.134	Loan Agreement dated August 21, 2008 among Fortune Software (Beijing) Co., Ltd., Shaoming Shi and Lin Yang (incorporated by reference to Exhibit 4.75 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.135	Operation Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (formerly known as Wisdom Door (Beijing) International Culture Spread Co., Ltd.) (incorporated by reference to Exhibit 4.76 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.136	Technical Support Agreement dated October 15, 2008 by and between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.77 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.137	Strategic Consulting Service Agreement dated October 15, 2008 between Fortune Software (Beijing) Co., Ltd. and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.78 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.138	Purchase Option Agreement dated October 15, 2008 among Fortune Software(Beijing) Co., Ltd., Shaoming Shi, Lin Yang and Huifu Jinyuan Co., Ltd., (incorporated by reference to Exhibit 4.79 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.139	Share Transfer Agreement dated September 25, 2008 among Lin Yang, Shaoming Shi, Yiming Li and Xu Wang (incorporated by reference to Exhibit 4.80 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.140	Loan Agreement dated October 17, 2008 between Fortune Software (Beijing) Co., Ltd.and Lin Yang (incorporated by reference to Exhibit 4.81 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.141	Loan Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd. and Linghaima (incorporated by reference to Exhibit 4.82 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.142	Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Lin Yang (incorporated by reference to Exhibit 4.83 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.143	Purchase Option Agreement dated October 17, 2008 among Fortune Software (Beijing) Co., Ltd., Fortune (Beijing) Success Technology Co., Ltd., Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Linghai Ma (incorporated by reference to Exhibit 4.84 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.144	Share Transfer Agreement dated September 16, 2008 among Linhai Ma, Lin Yang, Shenzhen Guoxuan Capital Holding Co., Ltd., Labor Union Committee of Shenzhen Newrand Securities Investment Advisory Co., Ltd., Zhaowen Li and Shiqin Wang (incorporated by reference to Exhibit 4.85 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.145	Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2009 between Shenzhen Newrand Securities Investment and Advisory Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.142 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.146	Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Shanghai Securities Consulting Co.,Ltd. and Shanghai Meining Computer Software Co., Ltd. (incorporated by reference to Exhibit 4.143 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.147	Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between Beijing Chuangying Securities Advisory and Investment Co., Ltd. and Beijing Fuhua Innovation Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.144 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.148	Loan Agreement dated January 21, 2009 among Fortune Software (Beijing) Co., Ltd., Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.92 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.149	Lease Contract dated January 10, 2008 between Shanghai Lushi Food Co., Ltd. and Shanghai Meining Computer Software Co., Ltd. (incorporated by reference to Exhibit 4.96 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.150	Lease Contract dated April 10, 2008 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.99 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.151	* Renewal of Lease Contract dated May 1, 2011 between Shenzhen Zhiguangda Industrial Development Co., Ltd. and Shenzhen Genius Information Technology Co., Ltd.

4.152	* Lease Contract dated June 1, 2010 between Shanghai Zhangjiang Micro-electronics Port Co. Ltd. and Zhengning Information & Technology (Shanghai) Co., Ltd. (certain portions of Appendices II and III have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for confidential treatment, which request is pending).

4.153	Entrusted Loan Contract dated May 7, 2008 among Fortune (Beijing) Success Technology Co., Ltd., Beijing Glory Co., Ltd. and China Bohai Bank Co., Ltd. Beijing Branch (incorporated by reference to Exhibit 4.100 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.154	Entrusted Loan Contract dated December 11, 2007 among Beijing Glory Co., Ltd., Fortune Software (Beijing) Co., Ltd. and China Construction Bank (incorporated by reference to Exhibit 4.101 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.155	Entrusted Loan Contract dated April 11, 2008 between Beijing Premium Technology Co., Ltd., Zhengning Information Technology (Shanghai) Co., Ltd. and China Construction Bank Corporation (incorporated by reference to Exhibit 4.102 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.156	Entrusted Loan Contract dated January 12, 2009 among CFO Success, CFO Glory and Hua Xia Bank Co, Ltd. Beijing Zizhuqiao Branch (incorporated by reference to Exhibit 4.151 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.157	Issuer Information Feed Service Agreement dated February 13, 2009 between HKEx Information Service Limited and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.103 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

8.1	* List of principle subsidiaries and significant PRC-incorporated affiliates

12.1	* CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

12.2	* CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	* CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	* CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	* Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	* Written Consent of American Appraisal China Limited

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FINANCE ONLINE CO. LIMITED

Date: March 30, 2012	/s/ Jeff Wang
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

As discussed in Note 23 to the consolidated financial statements, the Company has revised and enhanced the disclosures in relation to contractual arrangements for variable interest entities, stock options and income taxes.

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

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 31, 2011 (March 30, 2012 as to Note 23)

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	$107,391,084	$106,773,478
Restricted cash	—	14,533,347
Prepaid expenses and other current assets	4,281,137	4,077,398
Trust bank balances held on behalf of customers	13,310,238	9,625,461
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and nil in 2009 and 2010, respectively	2,724,456	8,095,396
Accounts receivable - others, net of allowance for doubtful accounts of $31,440 and $36,039 in 2009 and 2010, respectively	2,644,696	3,634,653
Trading securities	67,588	31,272
Deferred tax assets, current	3,236,810	3,634,120

Total current assets	133,656,009	150,405,125

Property and equipment, net	10,268,480	8,276,275
Acquired intangible assets, net	4,779,101	4,349,181
Cost method investment	1,479,571	1,479,571
Rental deposits	725,261	718,800
Goodwill	12,602,699	12,949,587
Other assets	219,473	231,107
Deferred tax assets, non-current	1,878,843	1,680,936

Total assets	$165,609,437	$180,090,582

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $9,089,776 and $13,340,978 as of December 31, 2009 and December 31, 2010, respectively)	$30,620,060	$32,994,717
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,272,280 and $2,659,121 as of December 31, 2009 and December 31, 2010, respectively)	8,244,867	10,838,363
Amounts due to customers for the trust bank balances held on their behalf	13,310,238	9,625,461
Short-term loan	—	6,424,093
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $12,046 and $31,498 as of December 31, 2009 and December 31, 2010, respectively)	101,646	221,084
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $122,783 and $93,956 as of December 31, 2009 and December 31, 2010, respectively)	123,880	155,394

Total current liabilities	52,400,691	60,259,112

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,852,430 and $4,961,948 as of December 31, 2009 and December 31, 2010, respectively)	14,547,248	13,021,678
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $983,934 and $947,758 as of December 31, 2009 and December 31, 2010, respectively)	994,573	966,689

Total liabilities	67,942,512	74,247,479

CHINA FINANCE ONLINE CO. LIMITED

F-1 CONSOLIDATED BALANCE SHEETS—continued

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

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollars, except share-related data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total China Finance Online Co. Limited shareholders’ equity	Non controlling interest	Total equity	Total comprehensive income (loss)
	Shares	Amount
Balance as of January 1, 2008	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395	471,431	67,833,826
Exercise of share options by employees	—	—	531,449	—	—	531,449	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600	—	41,600
Share-based compensation	—	—	8,040,150	—	—	8,040,150	—	8,040,150
Acquisition of noncontrolling interest of Daily Growth Securities	—	—	—	—	—	—	(440,798)	(440,798)
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	—	1,946,646	1,946,646
Net income (loss)	—	—	—	—	19,020,115	19,020,115	(30,633)	18,989,482	18,989,482

Balance as of December 31, 2008	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	—	96,942,355	20,936,128

Exercise of share options by employees	185,730	24	181,357	—	—	181,381	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716	—	6,600,716
Acquisition of CFO Securities Consulting	—	—	—	—	—	—	261,660	261,660
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(2,131)	(6,221,874)	(6,221,874)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	259,529	97,666,925	(6,327,187)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257	—	717,257
Share-based compensation	—	—	4,504,806	—	—	4,504,806	14,865	4,519,671
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)	(5,233)	(383,126)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	—	1,688,217	1,688,217
Net income (loss)	—	—	—	—	1,960,122	1,960,122	(325,963)	1,634,159	1,634,159

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	(56,802)	105,843,103	3,322,376

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

Details of China Finance Online’s significant subsidiaries and variable interest entities as of December 31, 2010 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan. 31, 2007	100%	Subscription service
Daily Growth Financial Holdings Limited (“Daily Growth Holdings”)	BVI	Jul. 16, 2007	85%	Investment holdings
Daily Growth Securities Limited (“Daily Growth Securities”) (Note 3)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Daily Growth Futures Limited (“Daily Growth Futures”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Daily Growth Wealth Management Limited	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
(“Daily Growth Wealth Management”)
Daily Growth Investment Services Limited	HongKong, PRC	Jun. 30, 2009	85%	N/A
(“Daily Growth Investment Services”)
Hong Kong Genius Information Technology Co., Ltd. (“CFO HK Genius”)	HongKong, PRC	May. 18, 2010	100%	N/A

Variable interest entities:
Beijing Fuhua Innovation Technology Investment Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd., (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Securities Advisory and Investment Co., Ltd. (“CFO Chuangying”) (Note 3)	Beijing, PRC	Jan. 9, 2009	Nil	Securities investment advising
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand “) (Note 3)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	Subscription service

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, subscription and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd (former name: Shanghai Securities Consulting Co., Ltd) (“CFO Securities Consulting”) (Note 3)	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

To provide the Company effective control over and ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software and CFO success (collectively, the “WOFEs” and each a “WOFE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Chuangying, CFO Newrand and CFO Shenzhen Shangtong.

Exclusive technology consulting and management service agreement

Pursuant to a series of technology support and service agreements, the WOFEs retain exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WOFEs are entitled to charge the VIEs and their subsidiaries annual service fees. The terms of the strategic consulting services agreement, the technical support services agreement and the operating support services agreement are twenty, ten and ten years, respectively, and these agreements will be automatically renewed on applicable expiration dates, unless the contracting WOFE informs the corresponding VIE its intention to terminate such contract one month prior to the applicable expiration date. Notwithstanding the foregoing, none of the parties has a right to terminate the service contracts. The principal services agreements that the WOFEs have entered into with VIEs include:

•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax;

•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE’s income before tax; and

•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each VIE’s income before tax.

Exclusive purchase right agreement on the equity interest of the VIEs

Pursuant to the purchase option agreement, the WOFEs have the unconditional right to purchase the entire equity interest in, or all the assets of the VIEs at a price equal to the total principal amount of the loan lent by the WOFEs to the shareholders of the VIEs when and if such purchase is permitted by the PRC law or the current shareholders of the VIEs cease to be directors or employees of the VIEs. The term of the exclusive purchase right agreement is perpetual and can be terminated at the discretion of the WOFEs.

Power of attorney

Pursuant to the power of attorney, each of the shareholders of the VIEs have executed an irrevocable power of attorney assigning the WOFEs or individuals designated by the WOFEs as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The Articles of Incorporation of the VIE state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management. Therefore, through the irrevocable power of attorney arrangement, the WOFEs have the ability to exercise effective control over the VIEs through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of the VIEs is the same as that of the WOFEs. The term of the power of attorney is twenty years and will be automatically renewed on the expiration date. The contract can be terminated at the discretion of the WOFEs.

Pledge agreement

Pursuant to the equity pledge agreement between the WOFEs and the shareholders of the VIEs, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFEs to guarantee the VIEs’ performance of its obligations under the exclusive technology consulting and service agreement. If the VIEs breach their contractual obligations under that agreement, the WOFEs, as the pledge, will be entitled to certain rights, including the rights to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of the WOFEs, they will not transfer, sell, and dispose of or create any encumbrance on their equity interest in the VIEs. The term of the pledge agreement is twenty years and will be automatically renewed on the expiration date, unless the WOFEs inform the VIEs of their intention to terminate the agreement one month prior to the expiration date.

Through these contractual agreements, the WOFEs have the ability to effectively control the VIEs and are also able to receive substantially all the economic benefits of the VIEs.

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

Risks in relation to the VIE structure

The Company’s ability to control the VIEs also depends on the power of attorney the WOFEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and

•	revoke the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	restrict the rights to collect revenues from any of our PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or consolidated affiliated entities;

•	require our PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or

•	impose additional conditions or requirements with which we may not be able to comply.

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, its subsidiaries, or the VIEs.

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

Acquisition of Daily Growth Securities — continued

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

10.	GOODWILL

Changes in goodwill for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Southern China	Eastern China	Northern China	Hong Kong	Total
Balance as of December 31, 2008	2,330,274	8,210,504	202,759	1,274,975	12,018,512
Acquisition (Note 3)	—	421,011	172,794	—	593,805
Exchange difference	(1,945)	(6,886)	35	(822)	(9,618)

Balance as of December 31, 2009	2,328,329	8,624,629	375,588	1,274,153	12,602,699
Exchange difference	72,247	267,620	11,654	(4,633)	346,888

Balance as of December 31, 2010	2,400,576	8,892,249	387,242	1,269,520	12,949,587

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2009	2010
Accrued bonus	$4,355,130	$5,402,453
Accrued professional service fees	436,834	476,282
Withholding individual income tax-option exercise	144,979	61,653
Value added taxes payable	444,278	879,983
Other taxes payable	487,461	685,246
Accrued raw data cost	308,566	593,698
Accrued office rental	131,603	64,536
Accrued bandwidth cost	519,763	99,593
Accrued welfare benefits	288,123	252,898
Accrued refund of subscription fees (i)	—	1,328,554
Acquisition consideration payable	89,335	—
Others	1,038,795	993,467

	$8,244,867	$10,838,363

(i)	In October 2010, the CSRC promulgated the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports (collectively referred to as the “New Regulations”) , which will be effective on January 1, 2011. The New Regulations allow securities investment advisory companies to provide advisory services for securities and related products under the framework of the provisional regulations and receive service compensation. The New Regulations prohibit the activities of those participants without licenses, thus benefitting the Company which has the licenses.

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

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies. The Company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage.

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2008		2009		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	10,557,568	$0.84	11,439,978	$0.91	10,834,298	$0.87
Granted	2,820,840	$1.79	10,000	$1.65	3,562,000	$1.43
Exercised	(829,670)	$0.69	(236,480)	$0.80	(637,720)	$1.12
Forfeited	(138,760)	$1.00	(69,360)	$1.22	(655,340)	$1.27
Cancelled	(970,000)	$2.81	(309,840)	$2.03	—	—

Outstanding at end of year	11,439,978	$0.91	10,834,298	$0.87	13,103,238	$0.99

Shares exercisable at end of year	7,903,538	$0.80	9,439,258	$0.82	9,316,838	$0.82

The following table summarizes information with respect to stock options outstanding at December 31, 2010:

	Options outstanding				Option exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2010	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2010
Ordinary shares
$0.16	2,845,738				2,845,738
$1.04	200,000				200,000
$1.31	1,435,100				1,435,100
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,699,000				2,699,000
$1.25	100,000				100,000
$1.32	123,600				123,600
$1.26	886,800				582,800
$1.65	10,000				3,600
$1.426	3,426,000				—
$1.43	50,000				—

	13,103,238	5.31 years	$0.99	$4,563,063	9,316,838	$0.82	$4,549,079

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

In 2009, in light of the significant global economic downturn and its impact on the Group’s performance, the board approved the Amended Restricted Stock Issuance and Allocation Agreement (the “Amended Agreement”), which was executed on July1, 2010 to extend the performance period and the vesting term. Under the Amended Agreement, there were 1,900,445 granted nonvested shares, which were not vested due to the operating performance targets for 2008 and 2009 were not achieved, became eligible for vesting if the Company can achieve the new performance targets for 2010, 2011 or 2012. The change of performance target was accounted for as a modification of the terms of the nonvested share award, and no other terms or conditions of the award were modified. Immediately before the modification, the share based compensation expense of the 1,900,445 nonvested shares that expected to be recognized over the vesting period was zero. As the Company continues to believe that it is not probable that the new performance targets will be achieved, therefore, there is no incremental compensation cost associated with the modification.

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

Nonvested shares	Shares	Weighted- average grant/ modification date fair value	Aggregate intrinsic value
At the beginning of year 2008	10,558,493	1.84	46,246,199
Granted	—	—	—
Vested	(4,329,024)	—	(6,086,608)
Forfeited	—	—	—

At the end of year 2008	6,229,469	1.84	8,758,633
Granted	—	—	—
Vested	(2,886,016)	—	(5,520,949)
Forfeited	—	—	—

At the end of year 2009	3,343,453	1.84	4,881,441
Granted	—	—	—
Vested	(1,443,008)	—	(2,117,855)
Forfeited	—	—	—

At the end of year 2010	1,900,445	1.43	2,481,981

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

In addition to the tax preferential policies the Group is enjoying, CFO Chongzhi, CFO Zhongcheng and Shanghai Shangtong Co., Ltd. (“CFO-Shangtong”) are approved by the local tax authority in 2009 and 2010 to file their income tax by adopting the “deemed-profit method”. Under this method, the three entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

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

Since the Group’s subsidiaries located in the PRC had aggregate accumulated losses of US$6,036,036and US$2,342,523as of December 31, 2009 and 2010, respectively, no income tax provision has been made for the Chinese dividend withholding taxes.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

14.	INCOME TAXES — continued

PRC — continued

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately US$17,262,762 at December 31, 2010. Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2008	2009	2010
Current	$(153,261)	$(471,120)	$(362,861)
Deferred	3,200,390	917,284	99,475

Total	$3,047,129	$446,164	$(263,386)

The principal components of deferred income taxes were as follows:

	December 31,
	2009	2010
Current deferred tax assets:
Deferred revenue—current	$2,852,510	$2,785,595
Accrued expenses and other liability	200,775	828,746
Net operating loss carrying forwards	183,525	19,779

Total current deferred tax assets	3,236,810	3,634,120

Non-current deferred tax assets:
Deferred revenue—non-current	$1,829,496	$1,680,936
Net operating loss carrying forwards	2,321,949	4,038,354

	4,151,445	5,719,290

Less: valuation allowance	(2,272,602)	(4,038,354)

Total non-current deferred tax assets	$1,878,843	$1,680,936

Non-current deferred tax liabilities:
Intangible assets	(994,573)	(966,689)

Total non-current deferred tax liabilities	$(994,573)	$(966,689)

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

19.	NONCONTROLLING INTEREST

	Daily Growth Securities	CFO Securities Consulting	Daily Growth Holdings	Total
Balance as of December 31, 2007	471,431	—	—	471,431
Acquisition of noncontrolling interest of Daily Growth Securities (Note 3)	(440,798)	—	—	(440,798)
Net loss	(30,633)	—	—	(30,633)

Balance as of December 31, 2008	—	—	—	—
Acquisition of CFO Securities Consulting (Note 3)	—	261,660	—	261,660
Net loss	—	(2,131)	—	(2,131)

Balance as of December 31, 2009	—	259,529	—	259,529
Acquisition of noncontrolling intetres of CFO Securities Consulting (Note 3)	—	(5,233)	—	(5,233)
Share-based compensation of Daily Growth Holdings (Note 13)	—	—	14,865	14,865
Net loss	—	(254,296)	(71,667)	(325,963)

Balance as of December 31, 2010	—	—	(56,802)	(56,802)

20.	COMMITMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

21.	SEGMENT AND GEOGRAPHIC INFORMATION — continued

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The accounting policies of the business segments are the same as those described in “Note 2: Summary of Significant Accounting Policies.” The following tables show the operations of the Group’s operating segments:

For the year ended December 31, 2010

	Subscription services and other related services	Brokerage services	Consolidated
Net revenue	$56,712,796	$3,003,246	$59,716,042
Cost of revenue	8,098,809	398,336	8,497,145
Operating expenses:
General and administrative	10,976,571	2,231,766	13,208,337
Product development	13,027,879	—	13,027,879
Sales and marketing	25,241,232	1,749,861	26,991,093

Total operating expenses	49,245,682	3,981,627	53,227,309

Government subsidies	514,113	—	514,113

Loss from operations	(117,582)	(1,376,717)	(1,494,299)

Total assets	147,245,516	32,845,066	180,090,582

For the year ended December 31, 2009

	Subscription services and other related services	Brokerage services	Consolidated
Net revenue	$51,377,247	$2,228,630	$53,605,877
Cost of revenue	7,498,892	647,832	8,146,724
Operating expenses:
General and administrative	15,302,683	1,679,349	16,982,032
Product development	10,754,380	—	10,754,380
Sales and marketing	25,762,671	332,562	26,095,233

Total operating expenses	51,819,734	2,011,911	53,831,645

Government subsidies	567,373	—	567,373

Loss from operations	(7,374,006)	(431,113)	(7,805,119)

Total assets	137,075,374	28,534,063	165,609,437

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

21.	SEGMENT AND GEOGRAPHIC INFORMATION — continued

For the year ended December 31, 2008

	Subscription services and other related services	Brokerage services	Consolidated
Net revenue	$55,286,219	$956,549	$56,242,768
Cost of revenue	(9,181,922)	(185,221)	(9,367,143)
Operating expenses:
General and administrative	(14,055,716)	(1,315,455)	(15,371,171)
Product development	(5,635,173)	—	(5,635,173)
Sales and marketing	(13,342,967)	(177,328)	(13,520,295)

Total operating expenses	(33,033,856)	(1,492,783)	(34,526,639)

Government subsidies	436,946	—	436,946

Income (loss) from operations	13,507,387	(721,455)	12,785,932

Total assets	124,128,214	17,695,097	141,823,311

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2008	2009	2010
Subscription fees	$50,598,929	$47,201,162	$49,518,331
Advertising revenue	2,946,389	3,985,699	7,031,219
Brokerage service revenue	956,549	2,228,630	3,003,246
Others	1,740,901	190,386	163,246

Total revenue from external customers	$56,242,768	$53,605,877	$59,716,042

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

23.	REVISION OF DISCLOSURES

The Company has revised and enhanced the disclosures related to the VIE contractual arrangements in Note 1, the stock options in Note 13 and income taxes in Note 14 to the consolidated financial statements.

24.	SUBSEQUENT EVENT

Grant of share option

On February 1st, 2011, the Company granted 200,000 options to an employee with an exercise price of $1.14 per share.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information—Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2009	2010
Assets

Current assets:
Cash and cash equivalents	$3,620,238	$2,808,010
Amounts due from subsidiaries	19,016,051	3,637,539
Prepaid expenses and other current assets	20,352	99,156
Dividends receivable	25,836,613	26,638,314

Total current assets	48,493,254	33,183,019
Investments in subsidiaries	47,893,966	72,211,545
Cost-method investment	1,479,571	1,479,571
Goodwill	50,534	50,534

Total assets	$97,917,325	$106,924,669

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	367,357	313,903
Amounts due to subsidiaries	142,572	710,861

Total current liabilities	$509,929	$1,024,764

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 110,250,163 and 110,887,883 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	14,237	14,319
Additional paid-in capital	74,130,609	78,974,697
Accumulated other comprehensive income	6,342,765	8,030,982
Retained earnings	16,919,785	18,879,907

Total shareholders’ equity	97,407,396	105,899,905

Total liabilities and shareholders’ equity	$97,917,325	$106,924,669

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

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Parent Company Statement of Shareholders’ Equity and Comprehensive Income

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2008	109,754,433	14,172	58,727,378	4,501,432	4,119,413	67,362,395
Exercise of share options by employees	—	—	531,449	—	—	531,449
Exercise of share options by non-employees	260,000	34	41,566	—	—	41,600
Share-based compensation	—	—	8,040,150	—	—	8,040,150
Foreign currency translation adjustment	—	—	—	1,946,646	—	1,946,646	1,946,646
Net income	—	—	—	—	19,020,115	19,020,115	19,020,115

Balance as of December 31, 2008	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	20,966,761

Exercise of share options by employees	185,730	24	181,357	—	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(6,219,743)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	(6,325,056)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257
Share-based compensation	—	—	4,420,572	—	—	4,420,572
Equity pick up from compensation of a subsidiary	—	—	84,234	—	—	84,234
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	1,688,217
Net income	—	—	—	—	1,960,122	1,960,122	1,960,122

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	3,648,339

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