Form 20-F
period 2011-12-31
China Finance Online Co. LTD
filed 2012-04-30
CIK 1297830

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,935,383 ordinary shares, par value HK$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

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

•

“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004.“ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•

all references to “Renminbi,” “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We and certain selling shareholders of our company completed the initial public offering of 6,200,000 American depositary shares, each representing five of our ordinary shares, par value HK$0.001 per share on October 20, 2004. On October 15, 2004, we listed our ADSs on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006), or Nasdaq, under the symbol “JRJC”. Effective from January 3, 2011, our ADSs were elevated to trade on the NASDAQ Global Select Market.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and new strategies, including how we effect our goals and new strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings and upgrade our business strategies;

•	our plans to use acquisitions and investments as part of our corporate strategy;

•	our strategic transformation initiative;

•	cost-cutting initiatives and their effect on efficiency and operational performance;

•	competition in the PRC financial data and information services industry, securities investment advisory and wealth management services industry;

•	the market prospect of the online financial data and information services market;

•	the market prospect of the securities investment advisory and wealth management services markets;

•	performance of China’s securities markets;

•	performance of Hong Kong’s securities markets;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	our ability to retain key personnel and attract new talents;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	PRC governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to securities investment advisory companies to provide advisory services on securities and related products;

•	PRC governmental policies relating to wealth management services;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.

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

The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online financial data and information services industry and securities investment advisory and wealth management services industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ from the projections based on these assumptions.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010 and 2011 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

(in thousands of U.S. dollars, except per share or per ADS data)	2007	2008	2009	2010	2011
	For the year ended December 31,

Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$25,903	$56,243	$53,606	$59,716	$53,008
Cost of revenues	(4,427)	(9,367)	(8,147)	(8,497)	(8,771)
Gross profit	21,476	46,876	45,459	51,219	44,237
Operating expenses:
General and administrative	(7,784)	(15,371)	(16,982)	(13,208)	(11,228)
Product development	(2,269)	(5,635)	(10,754)	(13,028)	(13,314)
Sales and marketing	(6,924)	(13,521)	(26,095)	(26,991)	(21,337)
Loss from impairment of intangible assets	—	—	—	—	(4,078)
Loss from impairment of goodwill	—	—	—	—	(13,463)
Total operating expenses	(16,977)	(34,527)	(53,831)	(53,227)	(63,420)
Government subsidies	136	437	567	514	265
Income (loss) from operations	4,635	12,786	(7,805)	(1,494)	(18,918)
Interest income	1,105	1,609	1,352	1,590	2,745
Interest expense	—	—	—	(142)	(248)
Exchange gain, net	424	1,489	2	813	1,350
Short-term investments income	—	—	41	1,138	1,032
Other income (expense), net	9	(169)	(258)	(7)	(7)
Loss from impairment of cost method investment	(11,127)	—	—	—	(1,480)

Income (loss) before income tax benefit (expense)	(4,954)	15,715	(6,668)	1,898	(15,526)

Income tax benefit (expense)	809	3,047	446	(264)	(3,938)

Purchased pre-acquisition earning	—	227	—	—	—

Net income (loss)	(4,145)	18,989	(6,222)	1,634	(19,464)
Less: net (loss) attributable to the noncontrolling interests	(15)	(31)	(2)	(326)	(137)
Net income (loss) attributable to China Finance Online Co. Limited	$(4,130)	$19,020	$(6,220)	$1,960	(19,327)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.04)	$0.19	$(0.06)	$0.02	$(0.18)

-diluted	$(0.04)	$0.17	$(0.06)	$0.02	$(0.18)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic(1)	$(0.22)	$0.96	$(0.30)	$0.09	$(0.89)
-diluted(1)	$(0.22)	$0.84	$(0.30)	$0.09	$(0.89)

	As of December 31,
(in thousands of U.S. dollars)	2007	2008	2009	2010	2011

Consolidated balance sheet data:
Cash and cash equivalents	$74,729	$97,544	$107,391	$106,773	$64,641
Current working capital(2)	53,811	78,226	81,255	90,146	90,098
Total assets	103,885	141,823	165,609	180,091	159,977
Deferred revenue, current	20,457	28,202	30,620	32,995	17,287
Total current liabilities	31,034	35,472	52,401	60,259	61,903
Deferred revenue, non-current	4,665	8,786	14,547	13,022	7,237
Total China Finance Online Co. limited shareholders’ equity	67,834	96,942	97,407	105,900	90,941

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.3009, which was the prevailing rate on December 31, 2011. The prevailing rate on April 16, 2012 was $1.00 to RMB 6.2960. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2007	7.5806	7.8127	7.2946	7.2946
December 31, 2008	6.9193	7.2946	6.7800	6.8225
December 31, 2009	6.8314	6.8399	6.8201	6.8282
December 31, 2010	6.7668	6.8284	6.6227	6.6227
December 31, 2011	6.4445	6.6349	6.3009	6.3009
Most recent six months:
October 2011	6.3566	6.3762	6.3233	6.3233
November 2011	6.3408	6.3587	6.3165	6.3482
December 2011	6.3281	6.3421	6.3009	6.3009
January 2012	6.3168	6.3306	6.3001	6.3115
February 2012	6.3000	6.3116	6.2919	6.2919
March 2012	6.3081	6.3359	6.2840	6.2943
April 2012(through 16th)	6.3002	6.3072	6.2879	6.2960

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

In March 2011, Shenzhen Genius Information Technology Co. Ltd., or CFO Genius, entered into agreements with China Merchant Bank Company Shenzhen Branch and Woori Bank China Limited Shenzhen Branch respectively, under which CFO Genius deposited RMB 46,447,500 (approximately US$7,372,000) with China Merchant Bank Company Limited Shenzhen Branch and deposited RMB 46,950,000 (approximately US$7,451,000) with Woori Bank China Limited Shenzhen Branch to support Hong Kong Genius Information Technology Co., Ltd., or CFO HK Genius’ term loan of HKD55,000,000 (approximately US$7,077,000) and revolving loan of HKD44,000,000(approximately US$5,661,000) granted at Hong Kong Wing Lung Bank.

In June 2011, CFO Genius renewed agreement with China Merchant Bank Company Shenzhen Branch, under which CFO Genius deposited RMB 91,730,000 (approximately US$14,558,000) with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’s term loan facility up to HKD 50,000,000 (approximately US$6,433,000) and revolving loan facility of HKD 49,000,000 (approximately US$6,305,000).

As of December 31, 2011, the outstanding loan amount drawn down by CFO HK Genius is HKD 149,000,000 (approximately US$19,171,000).

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments, including continued or further recessionary economic conditions as well as the current volatility and uncertainty concerning the euro, all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro economic growth has also been slowed down due to various factors, including high inflation, a tighter monetary policy and deteriorating global economic conditions. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

Negative changes in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates, the availability of hedging instruments and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.

We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activities in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange Composite Index, or SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. The SSE Composite Index ended 2011 with a decrease of 21.68% for the year, a decrease of 63.90% from its all-time high on October 16, 2007. The benchmark Shenzhen Stock Exchange Component Index, or SZSE Component Index, ended 2011 with a decrease of 28.41% for the year, a decrease of 54.34% from its all-time high in October 2007.

In addition, irregular activities involving China’s securities markets, including, without limitation, insider trading, large-scale selling shares by executive officers of newly listed companies, over issuance of IPOs and inadequate legal protections of individual investors, have become increasingly intense in recent years and resulted in market volatility and decreased investor confidence in China’s securities markets. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

Also, in January 2010, in an effort to reform its securities market, the State Council of China principally approved a trial launch of margin trading and short selling and launch of stock index futures in China. The China Securities Regulatory Commission, or the CSRC, then issued a series of regulations, which make margin trading, short selling and stock index futures available to investors in China, subject to certain conditions and criteria. China launched its margin trading and short selling trial program on March 31, 2010 on the Shanghai and Shenzhen stock exchanges. Subsequently, index futures started trading on the China Financial Futures Exchange or CFFEX on April 16, 2010. On November 25, 2011, the trial margin trading and short selling rules at Shanghai and Shenzhen stock exchanges were officially approved by the CSRC, which indicates that margin trading and short selling have become the regular trading activities within China’s securities market. It is possible that these hedging instruments could cause increased volatility in China’s securities market, which, in turn, may have a negative impact on Chinese investors’ participation in the securities market, and materially and adversely affect our business.

Finally, on November 30, 2011, the People’s Bank of China reduced the RMB required reserve ratio for deposit taking institutions by 0.5 percentage points, effective from December 5, 2011, after the RMB required reserve ratio was consecutively increased by the People’s Bank of China for six times in 2011. In addition, the People’s Bank of China raised the benchmark one-year deposit and lending rate for three times in 2011. There is still uncertainty with the impact caused by the monetary policy changes, which are beyond our control, on Chinese investors’ general participation in China’s stock market, which could in turn materially and adversely affect our business. Any measures adopted by the People’s Bank of China, such as an interest rate increase to reduce an inflation rate, may have an adverse effect on China’s securities markets, which could materially and adversely impact our business.

Downturns, disruptions and volatility in Hong Kong securities markets and negative developments in the business, economic and market conditions that could affect investors’ investing in Hong Kong securities markets could have a material and adverse impact on our business in the future.

Following the acquisition in 2007 of Daily Growth Securities Limited, or Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, we provide a diversified portfolio of brokerage and information service to our clients in connection with their investment in Hong Kong securities market. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ participation in Hong Kong’s securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. The Hang Seng Index then rebounded to 24,964.37 points on November 8, 2010. However, in 2011, the Hang Seng Index had a decrease of 19.97% for the year, falling from 23,035.45 points on December 31, 2010 to 18,434.39 points on December 30, 2011. Continued significant fluctuations in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

Daily Growth Securities holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. Daily Growth Futures Limited, or Daily Growth Futures, holds a Type 2 license and commences futures contract trading business in Hong Kong. Daily Growth Wealth Management Limited, or Daily Growth Wealth Management, holds a Type 4 license and engages in securities advising activities in Hong Kong. The securities brokerage, securities advising and futures trading business and operations in Hong Kong are subject to extensive regulations by HKEx, and Hong Kong Securities and Futures Commission, or SFC, which may increase our cost of doing business and may be a limiting factor on the operations and development of our securities brokerage, securities advising and futures trading business. The regulation on securities broker-dealer, securities advising and futures trading business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into the securities brokerage, futures trading and securities advising areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage, securities advising and futures trading business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies. Any of these consequences could materially and adversely affect our securities broker-dealer, futures trading and securities advising business.

We may not be able to successfully continue to innovate, improve and provide products and services to attract and retain paying subscribers and registered users, which could have a material and adverse impact on our business in the future.

In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our Internet technology, improve our existing products and services and introduce additional high-quality products and services. We currently offer to our subscribers a limited number of services packages with different features and functionalities. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, or if we introduce a new feature or a new research tool that is not favorably received, we may lose users. Our operating results may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. Furthermore, our research tools or features may contain errors, including without limitation, programming errors, which are not discovered by our internal testing or are discovered after the services are introduced. Our business operation and our reputation shall be damaged by those errors, and we may need to significantly modify the design of these research tools or features to correct these errors, which could result in significant cost and expense. As Internet technology and products continues to develop, our competitors may be able to offer services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets that are, or that are perceived to be, substantially similar to or better than those generated by our services. This may force us to expend significant resources in order to remain competitive.

Our transition to a new business model may not be successful, which may materially and adversely affect our performance.

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we will no longer accept new paid subscribers or renewals for its premium individual subscription service. We are implementing a strategic transition of our core business from providing premium subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services to be added over time. While securities investment advisory and wealth management have attractive market potential in China, such businesses are relatively new and the related business models are unproven. We will be facing a variety of risks and uncertainties during the transition, many of which will be new and unexpected. As we make this transition, our subscription revenue will drop immediately, but we are uncertain when, if ever, revenue from our new areas of business will compensate for this lost revenue. If we are unable to successfully and smoothly transition into the new principal business and implement our growth strategies in a timely and cost-effective manner, our business and financial results will suffer, and loss of profit may occur during the transition period,

Uncertain legal regulation in our new areas of business may adversely impact our business.

Laws and regulations governing the securities investment advisory and wealth management services industry in China are developing and subject to further changes, as a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the securities investment advisory and wealth management services industry. We cannot assure you that we will be able to obtain or maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses requisite for our strategic transition. Any changes in the regulatory landscape may materially and adversely affect our business.

We will face significant competition in the securities investment advisory and wealth management services industry as we transition into the new principal business, and our operations and financial condition may suffer if we fail to compete effectively.

As a new market entrant competing in the highly competitive and fragmented securities investment advisory and wealth management services industry in China, we may not be able to compete effectively or provide a compelling service alternative for potential customers. The securities investment advisory and wealth management services industry in China is at an early stage in development and is highly fragmented and competitive, but provides a vast opportunity, and thus we expect competition to persist and intensify. In providing securities investment advisory and over time wealth management services, we face competition from independent firms providing wealth management services, securities advisory and investment corporations providing securities investment advisory services, brokerage firms providing securities investment advisory services and domestic commercial banks with an in-house sales force and private banking functions, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. Many of our competitors, especially the brokerage firms and commercial banks, have greater financial and marketing resources than we do. Many brokerage firms, trust companies and commercial banks we will be competing with enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base, and settlement capabilities. Moreover, many of the securities investment advisory and wealth management services and product providers, such as brokerage firms, commercial banks and trust companies, are also engaged in, or may in the future engage in the distribution of wealth management products and they may benefit from the integration of wealth management products with their other services and product offerings. If we are unable to compete effectively against the existing and future competitors, our financial results will suffer.

If we are unable to hire high quality personnel for the investment advisory and over time wealth management businesses, our new business model will suffer.

We will also be facing fierce competition hiring competent licensed securities investment advisors. Also, highly skilled and qualified financial advisors are in high demand throughout wealth management industry in China. The total number of individuals qualified to provide investment advisory and wealth management services in China is limited due to the early development stage of the industry. In addition, the rate of wage inflation in most areas of the economy remains persistently high in recent years. There is no assurance that we can recruit and retain sufficient licensed securities investment advisors and qualified wealth management financial advisors who meet our high quality requirements to support our further growth into the new principal business or if we do, whether the cost of doing so will permit us to realize reasonable margins. Even if we recruit sufficient licensed securities investment advisors and qualified wealth management financial advisors, we may have to incur disproportional compensation, training and other administrative expenses in order to retain such recruits in light of the aggressive hiring competition from other securities investment advisory firms, brokerage firms, commercial banks and trust companies that are better financially situated for recruitment of this kind. These factors may materially and adversely affect our business and our strategy.

We may not be able to realize cost reductions in connection with the business transition as planned.

While we expect the overall administrative expenses in connection with employees’ compensation to decrease as part of our transition to our new principal business, we may incur higher expenses in payments to be made to outgoing employees, which will include without limitation, certain severance payment and non-compete payment obligations. As a part of our business transition and upgrade plan, we will reorganize certain departments and staff. The new principal business we are entering into will have lower personnel demands, reflecting in fewer telephone service personnel, product and technical support staff, which will foreseeably result in lower administrative costs. However, in addition to the aforementioned immediate term obligations, in transitioning into securities investment advisory and over time wealth management business, we may be required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with the staffing changes and other adjustment measures we undertake during the transition period.

Ceasing providing new subscriptions of premium individual subscription service may have a chilling effect on our existing subscribers and result in lower than expected revenues, immediate-term cash refunds and possible losses.

Based on our strategic transition plan, we ceased providing new subscriptions of premium individual subscription service in April 2012 though we will continue to provide on-going services to our existing subscribers until the applicable subscription terms expire. In light of the new direction we are taking our business, our existing subscribers of premium individual subscription service may start to lose confidence in the resources, the quality and the expertise we devote into these existing subscription services during the time in which we are developing our capacity in the securities investment advisory and over time wealth management services. Such existing subscribers may terminate their existing subscription with us. As a result, revenue and deferred revenue would be reduced if we may be required to pay refunds, which will negatively impact on our financial results.

Our business could be materially and adversely affected if the stock exchanges from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We depend on four securities data providers associated with SSE, SZSE, HKEx, and CFFEX to provide us with real-time stock, bond, mutual fund and financial futures quotes and other trading related information. We primarily rely on contractual arrangements with SSE Infonet Ltd. which is associated with SSE, with Shenzhen Securities Information Co., Ltd., which is associated with the SZSE, with HKEx Information Services Limited (“HKEx-IS”), which is a business subsidiary of HKEx, and with CFFEX, pursuant to which we pay fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication.

We renew our agreement with SSE Infonet Ltd. on an annual basis to provide our subscribers SSE Level-I quotes. The renewed agreement will continue through December 31, 2012. In June 2006, we were certified by SSE Infonet Ltd. to develop service packages based on Level II quotes (which provide insight into stock price movements and provide faster and more comprehensive trading data), and upgrade the features and functions of our current products. The definitive agreement will continue through July 31, 2012 and we intend to renew this agreement at that time.

We renew, on an annual basis, our agreement with Shenzhen Securities Information Co., Ltd to provide our subscribers with SZSE Level-I quotes. The agreement was renewed to continue through March 31, 2013. In April 2010, we were certified by Shenzhen Securities Information Co., Ltd. to develop service packages based on Level II quotes, and upgrade the features and functions of our current products through an annually-renewed agreement. Shenzhen Securities Information Co., Ltd and we both agree that the company will be authorized to provide Level II quotes through March 31, 2013.

In October 2009, we entered into a definitive agreement with HKEx-IS whereby www.jrj.com became the first HKEx-IS designated finance portal in mainland China to provide free real-time basic market quotes to mainland China investors. www.jrj.com is authorized to provide free real-time quotes of securities traded on the HKEx. The definitive agreement with HKEx-IS was renewed in March 2011 and shall not be terminated until either party wants to terminate this agreement.

In April 2010, we entered into a definitive agreement with CFFEX to provide real-time coverage on China’s newly introduced stock index futures, which is renewed on an annual basis. CFFEX authorizes us to provide all the data including market information, trading data and other information or data related to stock index futures products to end users in mainland China. The definitive agreement was renewed to continue through April 16, 2013.

We cannot assure investors that we will be able to timely renew business arrangements with each of the four securities data providers associated with the SSE, SZSE, HKEx, and CFFEX on commercially reasonable terms, or at all, after our current contracts expire. In addition, we cannot assure investors that the four securities data providers will not change their current mode of providing stock information to us, change the packages of stock information authorized to us, change their current qualification requirements on the authorized information service provider, or charge us service fees substantially higher than the service fees we are currently paying. If they did so, our business, financial condition and results of operations could be materially and adversely affected. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, any of the four securities data providers may fail to deliver us reliable price quotes or other trading related information. In either case, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business. Under the agreements, each of these four data providers can terminate its respective agreement with us if we breach the terms of the relevant agreement, such as our untimely payment of, or failure to pay, fees to these providers.

In addition, we have transitioned the primary source of historical data and information on listed companies, bonds and mutual funds to CFO Genius, which we acquired in September 2006. CFO Genius has become our primary provider of historical data and information, thereby mitigating our reliance on third-party backup providers of such historical data and information. Any problems arising in or any disruption to CFO Genius as the primary provider of historical data and information may have a material adverse effect on our business.

Our business would be adversely affected if we do not continue to maintain an effective telemarketing and customer support force or if our customer support staff fails to comply with the laws and regulations in business.

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

The CSRC’s Provisional Regulations effective from January 1, 2011 (“Provisional Regulations”) has considerably increased requirements on pre-sales disclosure, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. We required our customer support staff to study and comply with these new requirements imposed by the Provisional Regulations in their work. However, we cannot assure investors that our customer support staff shall fully comply with the Provisional Regulations. Our business could be subject to severe penalties if the failure of our customer support staff to comply with those requirements was detected by or complained to regulatory authorities.

Our acquisitions and investments could not recognize our strategic goals, and on the contrary, result in operating difficulties, and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions and investments are important elements of our overall corporate strategy and we expect to continue to acquire and invest in companies, products, services and technologies in the future. For example, we acquired CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, in September 2006. In October 2006, we acquired Stockstar Information Technology (Shanghai) Co., Ltd., or CFO Stockstar, a leading finance and securities website in China. In November 2007, we acquired Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong.

In October 2008, Fortune Software (Beijing) Co., Ltd., or CFO Software, one of our subsidiaries, entered into a series of contractual arrangements with Shenzhen Newrand Securities Advisory and Investment Co., Ltd., or CFO Newrand. CFO Newrand is a CSRC licensed securities investment advisory firm, which also wholly owns Shenzhen Newrand Securities Training Center, or CFO Newrand Training, a Shengzhen Bureau of Education licensed securities investment training center.

We invested in Moloon International, Inc., or Moloon, a Chinese wireless technology and service provider, in December 2005, and transferred Moloon to Ocean Butterflies Holdings Inc., a private and independent music and entertainment production company incorporated in the Cayman Islands (referred to as Ocean Butterflies Holdings) in the form of share exchange between Moloon and Ocean Butterflies Holdings in August 2010. After this transaction, we held 16.82% of the outstanding shares in Ocean Butterflies Holdings. During the second quarter of 2011, we recorded a non-cash impairment of $1.48 million on our investment in Ocean Butterflies Holdings as a result of its unprofitable operations. This impairment has no adverse impact on our core business and the carrying balance of the investment has been reduced to zero.

The acquisition and investment transactions may create risks that may have a material adverse effect on our financial condition and results of operation, including but not limited to:

•

we may not identify suitable candidates and successfully complete acquisition and investment transactions, and may not be able to manage post-closing issues such as the integration of acquired businesses, products or employees;

•	we may not fully realize all of the anticipated benefits of any acquisition and investment transaction;

•

the pricing and other terms of contracts for acquisition and investment transactions require us to make estimates and assumptions at the time we enter into these contracts, so that we may pay more than it is worth;

•	we may not identify all of the problems during the course of our due diligence, such as factors necessary to estimate our costs accurately, and issues with unlicensed use of intellectual property;

•

any increased or unexpected costs, unanticipated delays or failure to meet contractual obligations, and failure of investments to perform as expected, could make these transactions less profitable or unprofitable;

•

if we fail to successfully complete acquisitions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, and we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions;

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

•

when goodwill, intangible assets and investments, in connection with potential acquisition and investment transactions become impaired, we may be required to incur additional material charges relating to the impairment of those assets;

•	we may incur additional amortization expense over the useful lives of certain intangible assets acquired in connection with acquisitions;

•	any acquisition and investment transactions may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures;

•	we may issue common stock, potentially creating dilution for existing stockholders to complete acquisition and investment transactions;

•

we may borrow to finance these transactions, the amount and terms of which as well as other factors could affect our liquidity and financial condition, and debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends;

•	we may experience risks relating to the challenges and costs of closing acquisition and investment transactions and the risk that an announced acquisition and investment transaction may not close.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from further potential acquisitions.

In the course of our operating history, we have acquired assets and businesses, which have resulted in the recording of goodwill and/or intangible assets on our financial statements. We are required under U.S. GAAP to test goodwill for impairment at least annually or sooner if we determine there are indicators of impairment and to review our intangible assets for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and intangible assets include, but not limited to, significant adverse changes in the business climate (affecting our company as a whole or affecting any particular segment), unfavorable changes in our stock price and market capitalization, and declines in the financial condition of our business. In 2011, we have recorded a goodwill impairment loss of $13.5 million and an intangible assets impairment loss of $4.1 million associated with our subscription and brokerage business.

The carrying balance of the goodwill and acquired intangible assets has been reduced to zero. If we acquire new assets and businesses in the future, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

We face certain risks associated with our financial investment activities, including but not limited to our held to maturity bank financial products and trust products.

We explore selected investment opportunities that have financial value to us, including bank financial products and trust products that provide us with a more favorable rate of return than ordinary bank deposits.

As of December 31, 2011, we classify our purchased bank financial product and trust products as “short-term investments” held to maturity on our balance sheet, amounting to $9.7 million. Although the bank financial product and trust products are administered by a reputable financial institution, any deterioration in the financial condition of the investment project funded by our bank financial product and trust products or any deterioration in the financial condition of the trustee of our trust product could cause significant loss to us and have a material effect on our financial condition and results of operations. In China, China Banking Regulatory Commission (the “CBRC”) prohibits the trust companies to promise the trust plans are risk-free or promise any sort of minimal return on a trust plan. We cannot assure investors that we will be able to achieve an adequate rate of return and to fully collect our investment principals. In addition, our future financial investment activities will be exposed to various risks, including but not limited to credit risks, market risks, interest risks, liquidity risks, etc. If we experience significant losses in connection with our investment activities, our financial condition and results of operation may be materially and adversely affected.

Stricter securities investment advisory regulations may materially weaken the investors’ desire to subscribe or renew subscription for our securities investment advisory services.

The Provisional Regulations effective from January 1, 2011 expressively states that the business of providing securities advisory or other similar service through software tools or any other terminal equipment (“securities advisory software business”) should be subject to regulation by the CSRC. According to the Provisional Regulations, a securities advisory software business should be regarded as a securities investment advisory business, subject to laws and regulations with respect to securities investment advisory services. Therefore, providers of such services should obtain a securities investment advisory license.

While we have already acquired such license, and will continue to devote resources to regulatory compliance, the failure to comply with such regulations could lead to adverse consequences which could materially affect our securities advisory software business. In order to comply with the Provisional Regulations, we have considerably increased pre-sales disclosure requirements, standardized contract signing and service provisions among others. Through fully disclosing the limitation of making investment decisions based on software tool and other terminals devices, we emphasize to clients that they must be liable to bear the risks of their own investments. However, rolling out the above procedures amidst a continuously sluggish stock market in 2011 during which vast majority of investors are losing money nevertheless has weakened customers’ desire in purchasing new or renewing existing subscriptions.

Although the Provisional Regulations benefits the healthy development of securities investment advisory business in China in the long run, such negative impact on our business is anticipated to remain in the foreseeable future.

Interruption or failure of our own systems or those of third-party service providers we rely upon could impair our ability to provide our products and services, which could damage our reputation and harm our operating results.

We have limited backup systems and have previously experienced system failures, which have disrupted our operations. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits and damage our brand and reduce competitiveness if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could cause our users to question the safety or reliability of our website and our services and could have a material adverse effect on our business, financial condition and results of operations. In addition, unauthorized access by third parties to our network could result in theft of personal user information, which could have a material adverse effect on our reputation.

If we experience frequent or persistent system failures on our websites and products due to interruptions and failures of third-party service providers we rely upon, our reputation and brand could be severely harmed. We depend on other Internet content providers, such as other financial information websites, to provide data and information to our website on a timely basis. Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. We also depend on securities data providers to provide us with real-time price quotes and trading related information. If interruptions of real-time transmissions occur due to failure of data providers or transmission network breakdown, we will not be able to provide our users with trading data accurately and on-time. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

In the past, our websites regularly serve a large number of users and receive a large number of daily unique visitors when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our websites have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our websites are able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays. Therefore we may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

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

We may be subject to, and may expend significant resources in defending against claims based on the content and services that we provide through our website and research tools.

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

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. If one or more of our key executives are unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in violation of their employment agreements, we may not be able to easily replace them. As a result, our business may be significantly disrupted and our financial condition and results of operations may be adversely affected. In July 2011, Dr. Caogang Li, our then-Chief Operating Officer, resigned for personal reasons. There is no disagreement between us and Dr. Li in connection with his resignation. We do not believe that Dr. Li’s resignation will have a material and adverse impact on our business and financial conditions. However, competition for qualified talent in China is intense, and the pool of qualified candidates is limited. Therefore, we cannot assure investors that we will be able to attract and retain a qualified candidate to fill in the vacancy created by Dr. Li in the near future. If we are unable to do so, our business shall be adversely affected.

Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure investors that we will be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel that we will need to achieve our business objectives in the future. We do not maintain key-man life insurance for any of our key personnel.

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

Concerns about the security and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to confidential communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our websites and impede our growth.

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

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is relatively low as compared to that in most developed countries. In addition, despite a decrease in the cost of personal computers and the expansion of broadband access, the cost of Internet access remains relatively high given the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse effect on our business, financial condition and results of operations.

The low percentages of consumers who wish to pay for information and services on Internet in China could impede our growth

Chinese consumers are traditionally customed to obtaining information and services free on the Internet, and therefore they may be reluctant to pay for such information and services as compared to counterparts in the U.S. and other developed countries. This may limit the scale of paying subscribers of financial information and services on Internet in China. Our business growth shall be negatively affected if the widespread recognition of Chinese consumers in paying for subscription of information and services on Internet is not established.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2007.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results including but not limited to net revenues and non-GAAP net income guidance for the year, strategic transformation initiative, cost-cutting initiative and its effect on efficiency and operational performance, potential business consolidation amidst the new regulatory environment, the market prospect of the business of securities investment advisory and wealth management, and the transition period to adapt to the new compliance requirements, due to a variety of factors, many of which are outside our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to, our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; significant news events that increase traffic to our websites; technical difficulties, system downtime or Internet failures; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; operators’ policies; changing customer needs, regulatory environment and market condition; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; wavering investor confidence that could impact our business; possible non-cash goodwill, intangible assets and investment impairment that may adversely affect our net income; the unpredictability of our strategic transformation and upgrade; general economic conditions and economic conditions specific to the Internet and wireless, financial information and services, securities investment advisory and wealth management, and the China and Hong Kong securities markets. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our underlying ordinary shares could decline and you could lose part or all of your investment.

The effects of war, acts of terrorism, natural disasters or other unforeseen wide-scale events could have a material adverse effect on our operating results and financial condition.

The continued threat of terrorism and associated heightened security measures and military actions in response to acts of terrorism has disrupted commerce and has intensified uncertainties in the U.S. and international economies. Any further acts of terrorism, a future war or a widespread natural disaster, such as the earthquake and resulting tsunami in Japan, may disrupt commerce, undermine consumer confidence and lead to a further downturn in the U.S. or international economies, which could negatively impact our revenues. Furthermore, an act of terrorism or war, or the threat thereof, or any natural disaster that results in unforeseen interruptions of commerce, could negatively impact our business by interfering with our ability to obtain products from our manufacturers.

Risks relating to our corporate structure

We primarily rely on contractual arrangements with Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua, CFO Newrand, Shanghai Chongzhi Co., Ltd., or CFO Chongzhi, CFO Chuangying, Shenzhen Shangtong Software Co., Ltd., or CFO Shenzhen Shangtong, CFO Securities Consulting and Fortune (Beijing) Qicheng Technology Co., Ltd., or CFO Qicheng, our significant PRC-incorporated affiliates, and their shareholders for our China operations, which may not be as effective in providing operational control as direct ownership. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.

Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements with CFO Fuhua, our significant PRC-incorporated affiliate over which we have no direct ownership, and its shareholders for operating our website and conducting our advertising business. We also entered into contractual arrangements with CFO Newrand, CFO Chongzhi, CFO Chuangying, CFO Shenzhen Shangtong, CFO Qicheng and CFO Securities Consulting, our significant PRC-incorporated affiliates over which we have no direct ownership. Under the contractual arrangements, these significant PRC-incorporated affiliates will pay us service fees in return for our strategic consulting and technology support services.

We have no equity ownership interest in these entities and must rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, these entities could fail to take actions required for our business or fail to perform its obligations under these contractual arrangements.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of CFO Fuhua, CFO Chongzhi, CFO Newrand, CFO Shenzhen Shangtong, CFO Chuangying, CFO Securities Consulting and CFO Qicheng fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. In addition, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

Entering into a share pledge agreement is a necessary agreement in our contractual arrangements with our PRC-incorporated affiliates. Under the share pledge agreements described under “Item 7. Major Shareholders and Related Party Transactions”, each of Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, have pledged their equity interest in CFO Fuhua to China Finance Online (Beijing) Co., Ltd, or CFO Beijing. According to the PRC Property Rights Law, which came into effect on October 1, 2007, such pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. We are in the process of obtaining the relevant registrations. There is no assurance that we can have these equity pledges registered successfully. Before a completed registration of the equity pledges, we cannot assure investors that the effectiveness of such pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interests or that our subsidiaries’ interests as pledgee will prevail over those of third parties. If the variable interest entities, or VIEs, and their shareholders breach their respective obligations under the contractual arrangements that established our operations in China, failure to enforce pledges may leave us with fewer remedies in enforcing our contracts with our affiliated entities. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

If the PRC government finds that the agreements that establish the structure for operating our online financial data and information services no longer comply with PRC government restrictions on foreign investment in the Internet content services industry, we could be subject to severe penalties.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%. Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China.

We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, Jujin Software (Shenzhen) Co., Ltd., or CFO Jujin, Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, Fortune (Beijing) Wisdom Technology Co., Ltd., or CFO Wisdom, and Fortune (Beijing) Success Technology Co., Ltd., or CFO Success, is a wholly foreign-owned enterprise under PRC law and, accordingly, neither we, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom, nor CFO Success is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and its wholly owned subsidiary CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into contractual arrangements with CFO Fuhua, pursuant to which we provide operational support to CFO Fuhua. In addition, we have entered into agreements with CFO Fuhua and Zhiwei Zhao and Jun Wang, the shareholders of CFO Fuhua, which provide us with the substantial ability to control CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

If we or any of our PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking business and operating licenses of our PRC subsidiaries and VIEs;

•	discontinuing or restricting our PRC subsidiaries and VIEs’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and VIEs could not satisfy;

•	requiring us or our PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions, including levying fines that could be harmful to our business.

Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our ADSs to decline.

In addition, it was widely reported in 2011 that the PRC Ministry of Commerce and the CSRC, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information and content services. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of many Chinese companies, including us, that are publicly-traded in the United States. If any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, such scrutiny would have a material adverse impact on us by causing us to materially change our existing operational structure.

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

We are a holding company, and our ability to pay dividends and other cash distributions to our shareholders, repay any debt we may incur and meet our other cash requirements depends solely on our ability to receive dividends and other distributions from our PRC subsidiaries and consolidated affiliated entities to our offshore affiliates and/or other contractual arrangements, more specifically:

(a)	Earnings of our PRC subsidiaries that we directly own and operate inside the PRC, which include CFO Software, CFO Beijing, CFO Success, CFO Wisdom, CFO Genius, and CFO Stockstar, are transferred to us by means of dividend payments. The amount of dividends paid to us by our directly owned PRC subsidiaries depends mainly on the service fees paid to them from our consolidated affiliated entities.

(b)	Earnings of our PRC subsidiaries that we indirectly hold through an intermediary Hong Kong or British Virgin Islands company, which include CFO Zhengning and CFO Jujin, are transferred to us by means of dividend payments via such intermediary company. The transfer of dividend payments from such intermediary company to us is not subject to PRC taxation or other regulatory restrictions.

(c)	Earnings of the VIEs, which we exert control via a series contracts including without limitation exclusive technology consulting and management service agreement, exclusive purchase right agreement, power of attorney and pledge agreement, are first transferred in full (pre-tax) to our wholly foreign owned enterprise via such contractual arrangements.

However, there are restrictions under PRC laws for the payment of dividends to us by our PRC subsidiaries. For example, if our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to make payments or distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to fund a statutory reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50.0% of its registered capital. Consequently, each of our PRC subsidiaries is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. In addition, PRC tax authorities may require us to amend the VIEs contractual arrangements that would materially and adversely affect the ability of CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Success and CFO Wisdom to pay dividends and other distributions to us. The foregoing restrictions on the ability of the PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to pay dividends to holders of our ADSs.

Risks relating to doing business in the People’s Republic of China

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

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation which has been promulgated has significantly enhanced the protections afforded to various forms of foreign investment in China. Our significant PRC operating subsidiaries, CFO Beijing, CFO Software, CFO Stockstar, CFO Genius, CFO Jujin, CFO Zhengning, CFO Wisdom and CFO Success, respectively, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors. Our wholly foreign-owned enterprises are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, investment advisory and wealth management, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the State Council of PRC, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five-year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then-applicable tax laws and administrative regulations. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the uniform tax rate within five years after the effective date of the EIT Law. In 2012, four of our subsidiaries will terminate their five-year transitional period and will be subject to uniform tax rate of 25%, which materially increases our tax obligations.

On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law, who are entitled to enjoy preferential tax treatment and a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. In 2011, two of our subsidiaries are classified as “High and New Technology Enterprises” and enjoy the preferential tax rate. There is no assurance that they will continue to be classified as the “High and New Technology Enterprises” when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

On April 24, 2009, the Ministry of Finance and the State Administration of Taxation jointly promulgated Circular on Issues concerning the Implementation of Preferential Policies for Enterprise Income Tax, or Caishui Circular 69. According to Caishui Circular 69, subject to annual verification, a qualified software enterprise established prior to January 1, 2008 may continue to qualify under the tax holidays previously granted to it as a “software enterprise”. Where the software enterprise had qualified for tax holidays before 2008, it may continue to do so with respect to its remaining tax holidays from 2008 until the expiration of such tax holidays. In 2011, four of our subsidiaries are classified as “Software Enterprises” and experienced a preferential tax rate. However, one of our subsidiaries will not be classified as such because its tax holidays are terminated in 2012, which may increases our tax obligations. Our tax obligation shall be materially increased if the other three subsidiaries are not classified as software enterprises or their tax holidays shall be terminated.

In addition, companies that develop their own software and register the software with relevant authorities in China were generally entitled to a value-added tax, or VAT, refund. With respect to revenue generated from the sale of certain online subscriptions, including our service packages, nine of our subsidiaries obtained VAT refunds that reduce their effective VAT rates from 17% to 3% before 2011. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the VAT refund policy for our subsidiaries is discontinued, our subsidiaries will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Uncertainties in the PRC tax system may lead to penalties, termination of preferential tax treatment or change of tax levy method imposed on us because of a difference in interpretation of the applicable law by the relevant governmental authority. For example, under current tax laws and regulations, the local tax authority approved certain of our entities to file the income tax by adopting the “deemed-profit method”. Under the method, the entities filed the income tax by calculating the tax as 2.5% of the gross revenues. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment and tax levy position, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to taxable income and the applicable tax rates, and therefore might be subject to penalties, including but not limited to monetary penalties, termination of preferential tax treatment or change of tax levy method, or claw-back and late payment interest. Reduction or elimination of the preferential tax treatments we have enjoyed or change of our tax levy method on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On July 26, 2010, the State Administration of Taxation issued the Bulletin Concerning Promulgation of Administrative Measures on the Enterprise Income Tax Treatment of Enterprise Reorganization, or Bulletin 4. On March 28, 2011, the State Administration of Taxation issued the Bulletin Concerning the Tax Administration of Non-resident Enterprises, or Bulletin 24. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin 4 became effective retroactively on January 1, 2010. Bulletin 24 took effective since April 1, 2011 and also applies to transactions that have occurred prior to its effectiveness for which the relevant PRC tax matters have not been dealt with.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59, and Circular 698, Bulletin 4 and Bulletin 24 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make adjustments under Circular 59, Circular 698, Bulletin 4 or Bulletin 24, our income tax costs associated with such potential acquisitions will be increased.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes and the tax rate may be 10% for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provided certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore- incorporated enterprise is located in China. In addition, the SAT issued the Bulletin 45 on July 27, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The Bulletin 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC -controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise.

Although SAT Circular 82 and the Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and the administration clarification made in Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our worldwide income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our worldwide income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends generated on or after January 1, 2008 payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC government and courts. In the event that we decide to significantly reduce our workforce, particularly in the period with sluggish world economy prospect caused by the European debt crisis, the Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires employers to pay monthly compensation after such employment ends, which will increase employers’ operating expenses.

Risks relating to our shares and ADSs

Due to recent credit crisis of U.S.-listed Chinese companies caused by Chinese companies’ accounting scandals and the short selling agencies’ raider activities in the aggregate, the price of our underlying common stock might fluctuate significantly and if our stock price drops sharply, we may not satisfy the continued listing requirements of NASDAQ

In 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the U.S. Securities and Exchange Commission. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through “reverse mergers” into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States. For example, Interactive Brokers Group joined other brokers in banning clients from borrowing money to buy securities of any of 160 Chinese companies, including Sina, Sohu and most PRC-based Internet companies. As of December 31, 2011, 46 U.S.-listed Chinese companies in total were compelled to delist or suspended from trading. We believe that, although we have had effective internal controls since our listing in NASDAQ in 2004, such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock and, if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

In addition, some short selling agencies targeted U.S.-listed Chinese companies in 2011. Although the research reports issued by those short selling agencies regarding some U.S.-listed Chinese companies are meritless, those companies had suffered from significant fluctuations on their share prices. We cannot assure investors that we will not be the target of the short selling agencies in 2012. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.43 per ADS as of December 31, 2011. During the twelve-month period ended December 31, 2011, the price of our ADSs has ranged from a low of $1.43 to a high of $7.27 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for business specific reasons. Factors such as variations in our revenue, earnings and cash flow, announcements of strategic transition and new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. The global financial crisis may have substantial negative impact on our financial and business performance. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure investors that these factors will not occur in the future.

If we grant employee share options and other share-based compensation in the future, our net income could be materially and adversely affected.

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. The total number of ordinary shares issuable under the 2004 Plan as of December 31, 2011 is 24,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the 2010 annual general meeting, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As of December 31, 2011, we had granted options under the 2004 Plan with the right to purchase a total of 21,917,328 ordinary shares, and 5,049,980 unvested options had been returned to the pool of our ungranted options as a result of resignation from employment by several former employees. We had also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors.

We adopted the 2007 Equity Incentive Plan, or the 2007 Plan, in June 2007. As of December 31, 2011, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to the Restricted Stock Issuance and Allocation Agreement, or the Grant Agreement, entered into in July 2007 under the 2007 Plan. The Grant Agreement provides that the shares granted pursuant to it may become activated and vested during the three years following the granted date, or the Vesting Term, based on our achievement of certain performance targets for 2008 and 2009, or the Performance Period. Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that were not activated as of December 31, 2009 would become activated and be eligible to vest based on the company’s achievement of certain performance targets for 2010, 2011 and 2012. Based on our operating performance for 2010 and 2011, no more granted shares were activated in 2010 or 2011. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2011. All the shares granted under the Grant Agreement that have not been activated and vested by the end of calendar year 2012 will be forfeited to the company.

On November 1, 2010, Daily Growth Financial Holdings Limited, or Daily Growth Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Daily Growth Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Daily Growth Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Daily Growth Holdings and the company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and incentivize our team, and we believe the plan is in our best interests and the best interests of our stockholders.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market in the future, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There were 110,935,383 of our ordinary shares including 20,516,551 ADSs (representing 102,582,755 of those ordinary shares) outstanding as of December 31, 2011. In addition, there are outstanding options to purchase an additional 11,994,698 ordinary shares, including options to purchase 1,095,000 ordinary shares under the option agreements that were independent of the 2004 Plan. These ordinary shares, once issued, are exchangeable for our ADSs for trading in the public market. The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These “restricted securities” are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.

A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of December 31, 2011, seven of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investments, LP, IDG Technology Venture Investment Inc., Vertex Technology Fund (III) Ltd., Ling Zhang, Jianping Lu and Harvest Capital Strategies LLC, beneficially owned, collectively, approximately 59.99% of our outstanding ordinary shares.

For more information regarding our principal shareholders and their affiliated entities, see “ITEM 6. Directors, Senior Management and Employees - E. Share Ownership”.

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

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

•

Our articles of association provide for a staggered board, which means that certain number of our directors, not exceeding the half of the remaining directors after excluding our chief executive officer, are retired at every annual general meeting and the vacancies created by the retirement stand for election. Our chief executive officer will at all time serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

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

•

Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors as of the date of this report. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders’ supermajority vote of 75% and at least 21 days’ notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

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

We are a Hong Kong company and because the legal and procedural protections of minority shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your interests as our shareholder relative to shareholders of corporations organized in the U.S.

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors, are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. The Hong Kong courts are also unlikely:

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

As a result of the entire above, minority public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

A holder of ADSs may exercise his/her/its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the American depositary shares.

When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders’ meetings by not less than 21 days’ notice in writing, and all other shareholders’ meeting by not less than 14 days’ notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders’ meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders’ meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure investors that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

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

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any requisite government approval cannot be obtained in order to make such distribution available to you.

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

We were a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2011, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2011 and may be classified as a PFIC for the current taxable year unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2011, certain adverse U.S. federal income tax consequences would apply to the U.S. Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or ordinary shares. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

China Finance Online Co. Limited was incorporated in Hong Kong in November 1998. In April 2001, we launched our online financial and listed company data and information services.

We acquired our website www.jrj.com.cn in April 2000 and our domain name www.jrj.com in October 2004, and commenced operating our business under this domain name in March 2005. We maintain the same content under both domain names. In 2006 we acquired website www.stockstar.com, which was established in 1996 and currently is one of the leading finance and securities websites in China. Also in 2006, we acquired CFO Genius, a financial information database provider primarily serving domestic securities and investment firms. CFO Genius was the first of its kind in China to provide such services at the time of its establishment in 1994. The acquisition strengthened our position in the industry and provided future opportunities to develop database products. In 2007, we acquired Daily Growth Securities, a licensed securities brokerage firm incorporated in Hong Kong, and therefore established our business outside mainland China. We currently hold 85% of the equity interests of Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, and Daily Growth Investment Services, companies incorporated in Hong Kong. We intend that all the equity interests held or to be held by CFO Hong Kong in a financial service related business will be integrated into Daily Growth Holdings, thereby making Daily Growth Holdings our platform to develop financial service related business outside China.

In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on The Nasdaq Stock Market. On January 3, 2011, our ADSs were elevated to trade on the NASDAQ Global Select Market. The NASDAQ Global Select Market is designated for public companies that meet the highest initial listing standards in the world. Inclusion in the world-class blue chip market is a significant milestone of our progress and is indicative of our commitment to high standards and good governance, and marks our achievement, leadership and stature.

Based on our assessment of changes in customer demand, market and regulatory environments and industry outlook, the Board of Directors has decided upon the following strategic transition. Beginning in April 2012, as we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we will no longer accept new paid subscribers or renewals for its premium individual subscription service. We will start targeting unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services.

Our principal executive offices are currently located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing 100033, People’s Republic of China and our telephone number is (8610) 5832-5288.

B. Business overview.

China Finance Online Co. Limited is the technology-driven and user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics, securities investment advisory and brokerage-related services through web portals, desktop solutions, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis and will start providing integrated financial information and services, including securities investment advisory and wealth management services in near future. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, CFO Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiaries, Daily Growth-the platform to develop financial service related business outside China, the company provides securities brokerage-related services for stocks listed on HKEx.

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

Users are not charged for visiting our websites or obtaining basic financial information such as real-time quotes and historical financial information for all of China’s and Hong Kong’s listed company stocks, bonds and mutual funds, and financial news. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through subscription. We categorize and process our website content through our subscription-based research tools and present data and research results to our subscribers, which allow them to make informed investment decisions.

Beginning in April 2012, as we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we will no longer accept new paid subscribers or renewals for its premium individual subscription service. We will start targeting unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services.

Cost reduction associated with the transition will help offset the loss in revenues and mitigate the loss of cash flow to a certain extent. We plan to implement additional cost-cutting initiatives to increase efficiency and improve operational performance. Deferred revenues will continue to be realized until the expiration of outstanding premium individual subscriptions. We intend to preserve our cash balance as ample cash is critical for ensuring the success of the strategic transition.

New businesses such as securities investment advisory and other wealth management services are still in the early stage of development. The company does not expect these areas to contribute material revenues any time soon. During this transition period, we will no longer provide financial or operational guidance.

Our subscription service offerings are designed to enhance our users’ and subscribers’ experience due to the following characteristics:

Comprehensiveness.

We offer a broad range of data and information regarding China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures. We offer more than basic financial data such as price and trading information and provide our subscribers with breaking economic and financial news, detailed historical data and information, financial analysis tools, market coverage and listed company analysis and online forums that facilitate our subscribers’ own investment analysis efforts. We believe we have built a comprehensive database of historical financial data and information on China’s bonds and mutual funds with data and information dating back to December 1990, when the SSE and SZSE first opened for trading. Our database for Hong Kong listed companies traces back to 1986 with coverage of equities and warrants, financial and business description.

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

Interaction.

We have established online bulletin boards, financial microblogging and discussion forums where users can share with each other views on stocks and trends in the financial markets in China. We launched a financial microblogging platform, Ganniu, to enable investors to share with each other their investment opinions, to gain valuable insight from experienced investors and to follow the latest developments in the market. We also created trading simulation platforms for the trading simulation of mainland stocks. We also pioneered the simulation for funds, Hong Kong stocks and index futures. Simulation platforms have provided educational platform for users to gain investment knowledge and improve investment techniques. The platforms have boosted our brand image and users outreach among Chinese investors.

Timeliness.

We provide our subscribers and users access to real-time stock quotes, breaking news and updated research reports to allow them to stay current with the latest market developments. We receive real-time stock, bond, mutual fund, stock index futures quotes and other trading related information directly from the SSE, SZSE, HKEx and CFFEX. During an average trading day, we update our research tools between three and five seconds of receipt of new data and information from the stock exchanges. We also receive current news headlines from financial news websites and publishers and distributors of traditional media. We also have provided our subscribers and users with up-to-date personal finance news and wealth management products that we received from banks, trust companies, insurance companies and other financial institutions.

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

To assist us in the delivery of comprehensive, timely and easy to use service offerings, we have developed a technology platform that utilizes the capabilities of the Internet. Our technology platform allows us to retrieve real-time quotes from each of the SSE, SZSE, HKEx and CFFEX, historical financial data and information on listed companies, bonds and mutual funds from data providers, research reports from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, commentaries from licensed individual securities advisors and news feeds from news publishers and media companies.

In 2011, a substantial portion of our revenue is derived from annual subscription fees for our service offerings. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the service period.

Our websites

We operate two of the most popular finance portals in China, www.jrj.com and www.stockstar.com, with broad geographic coverage of well-developed regions in China. “JRJ” is the abbreviation of “Jin Rong Jie,” which translates to “the financial industry” in Chinese. Our website content and our research tools are the key components of our information platform. Our websites have four primary functions, namely to:

•

attract visitors and market our service offerings. The pool of registered users that are attracted by the two finance portals for information and free services forms a natural target for our subscription services, brokerage services and securities investment advisory services with wealth management services to be added over time;

•	store content and serve as an integral part of our information platform;

•	serve as download platforms for our service offerings; and

•	display online advertisements.

In order to attract visitors to our websites, we offer a significant portion of our website content free of charge. This free content includes real-time stock quotes, trading volumes, pricing indicators for listed companies in China and market news from the SSE, SZSE, HKEx as well as on the data including market information, trading data and other information data related to stock index futures from the CFFEX. Through our websites, users can also participate in online forum discussions, trading simulations and bulletin boards. Our websites also have an important marketing function for our subscription based service offerings. We provide examples to our visitors on our websites of the various premium content and features they can access and receive by becoming a subscriber to our value-added service offerings.

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

We believe our websites are designed for ease of use and accommodate low bandwidth access to the Internet. In addition, we have also derived some revenue from online advertising.

Our subscription services

We collect and process our website content through our research tools and provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, which allows them to make informed investment decisions with respect to all of China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by investors.

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

We offer subscription-based services on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. We deliver these features and functions using software tools and mobile handsets that we have developed, which we refer to as research tools. Our research tools combine:

•	financial analysis tools that permit users to calculate and analyze quantitatively financial data;

•	current and historical financial data and information for China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures; and

•	categorized news and research reports.

With our screen layout and menu options, we display our research tools in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that, as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

Our service offerings are broadly divided into three categories: Securities Market Information, Technical Analysis and Fundamental Analysis. As of December 31, 2011, we had a total of approximately 94,000 active paying individual subscribers, representing a decrease of 40% from 156,000 as of December 31, 2010. Active paying individual subscribers refer to registered users who subscribe to one of our fee subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through mobile devices.

The decrease in the number of active paid subscribers reflected a combination of changes in customer demand, market, regulatory environments and industry outlook, including the underperforming Chinese stock market, the declining market demand, the intensifying industry competition, the distorted competitive landscape and the new regulatory environment.

Financial analysis tools.

Our financial analysis tools are research tools that provide subscribers with the ability to quantitatively calculate and analyze financial data, which include:

•

Securities market data analysis tools. Our securities market data service packages are developed on the basis of Level II quotes licensed from the SSE and SZSE. Level II quotes give investors unique insight into a stock’s price movement. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.

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

These tools allow our subscribers to perform fundamental and technical analysis on companies, bonds and mutual funds listed on the SSE, SZSE and HKEx, based on current and historical financial data and information, trading volumes and other user specifications.

Real-time and historical data.

Our integrated information platform offers subscribers interactive charts, quotes, reports and indicators on over 15,000 securities, including company stocks, bonds, warrants and mutual funds, listed on China’s SSE, SZSE and Hong Kong’s HKEx. Users can search by company name or ticker symbol for real-time stock quotes of these securities. Trading data is provided to us on a real-time basis by each of the SSE, SZSE, HKEx and CFFEX. We collect, categorize, organize and index trading data provided to us to allow searches, sorting and analysis by user specification and allow our subscribers to access and analyze the data, using our financial analysis tools and other research tools.

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

News.

Our news feature allows users to search and view breaking economic and financial news and information from China and around the world. We have a team of editorial staff who compile on a daily basis economic and financial news and information reported by other public sources that are relevant to China’s financial markets. Our editorial staff further indexes them according to topics and categories for the convenience of our users. Through our research tools and website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs. The financial data and information presented on our website or through our research tools is gathered from other financial information content providers such as major financial publications in China and intermediaries with whom we have contractual arrangements.

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

Our research tools

Through our research tools we have developed, our subscribers can access and analyze our content, including our real-time and historical data, news and research reports, in one integrated platform, allowing our subscribers to make informed investment decisions with respect to all of China’s and Hong Kong’s listed company stocks, bonds, mutual funds and stock index futures according to specifications and analyses determined by them. Some of our research tools are web-based and others require download from our website and are computer-based or mobile-based. Our subscribers pay us a subscription fee for the use of our subscription services over a specified period of time, which is typically 12 months.

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

•

Industry sector analysis. Many investors in China seek to distinguish between listed companies with investment potential and those prone to financial trouble by analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on market accepted performance parameters, including price-to-earnings ratios and profit margins.

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

•

Securities market data analysis. This feature provides faster and more comprehensive trading data and statistical information on market transactions. With our Securities Market Data service packages developed on the basis of Level II quotes licensed from the SSE and SZSE, our subscribers are provided with trading transparency and unique insight into a stock price’s movements, and can make more informed investment decisions.

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

Our brokerage services

With the acquisition of Hong Kong-based Daily Growth Securities in November 2007, a licensed securities brokerage firm, we provide certain brokerage and related services to our customers who invest in stocks listed on HKEx. Daily Growth Securities is regulated by HKEx and SFC. In 2011, brokerage and related services provided by Daily Growth Securities and Daily Growth Futures represented approximately 7% of our total net revenues, and such services were not part of our core business in 2011.

Our online advertisement services

We believe that our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. Although we believe our Internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated audience group, in 2011, we continued to allocate most of our advertising inventory to promote our own subscription-based software offerings. In 2011, revenues from advertising-related services represented approximately 12% of our total net revenues, and online advertising was not part of our core business.

Our securities investment advisory

In China, securities investment advisory refers to fee-based investing advice and counsel on stocks and related financial products from licensed professionals who assist in clients’ investment decision-making process. Beginning in April 2012, we are implementing a strategic transition of our core business from providing premium subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services to be added over time.

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

Our content providers

We draw content from the SSE, SZSE and HKEx, which provide us with real-time stock, bond, mutual fund pricing and other information, CFFEX, which provides us with real-time stock index futures pricing, and our data providers, CFO Genius, which provide us with historical financial data and information on listed companies, bonds and mutual funds, according to our parameters, specifications and requirements. We also collect data and draw content from securities advisory companies, futures companies and securities brokerage companies licensed to provide securities advisory services, licensed individual securities advisors, and news publishers and media companies, as well as financial institutions, such as banks, trust companies and insurance companies.

SSE, SZSE, HKEx and CFFEX

We receive real-time stock, bond and mutual fund quotes and other trading related information directly from the SSE, SZSE, and HKEx. We have entered into information service agreements with each of the stock exchanges pursuant to which we pay the stock exchanges fixed service fees in exchange for receiving real-time price quotes and other trading related information through satellite communication. We also have cable links to both exchanges to serve as back-ups to satellite communication data feeds.

Our agreement with SSE Infonet Ltd., which is associated with the SSE, allows us to develop service packages based on Level II quotes and upgrade the features and functions of our current products. Level II quotes give investors unique insight into a stock price’s movement and provide faster and more comprehensive trading data.

Our agreement with Shenzhen Securities Information Co., Ltd., associated with SZSE, allows us to develop service packages based on Level II quotes, and upgrade the features and functions of our current products.

Our agreement with HKEx-IS, a business subsidiary of HKEx allows, www.jrj.com, one of the most popular Chinese finance websites owned by us, to became the first HKEx-IS designated finance portal in mainland China to provide free real-time basic market prices of all securities traded on the HKEx to global investors.

Our agreement with CFFEX allows us to provide real-time coverage on China’s stock index futures. Pursuant to the agreement, CCFEX has authorized us to provide all the data including market information, trading data and other information or data related to stock index futures products to end users in mainland China.

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

Financial institutions, securities advisors and stock brokerages

We have entered into cooperation contracts with various financial institutions, including banks, insurance and trust companies. According to these contracts, they will provide the personal finance information and product updates directly to us. We have also entered into cooperation arrangements with securities advisory companies, futures companies and securities brokerage companies, each licensed to provide securities advisory services. Under these arrangements, we have the right to extract market commentary and research notes taken from their websites, and to store, reproduce, market and deliver such information to our customers by means of our information platforms. We upload financial content from these websites on a regular basis. In addition, we have entered into cooperation arrangements with licensed individual securities advisors to receive through email and other means their published articles and commentaries covering a range of topics from macroeconomic conditions to performance of individual stocks, bonds and mutual funds. Many of these individual securities advisors have dedicated columns or bulletin boards maintained on our website for which they are responsible for maintenance. We also indirectly own licensed securities investment advisory firms and the investment education securities training center through the contractual arrangements, which would enable us to offer investment research and securities advisory services to individual and institutional clients, and provide a wide range of investor education services to our customers in the future.

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

We charge our subscribers a subscription fee for the use of our service packages over an agreed-upon service period, typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us. We do not take any credit risk of our subscribers.

Product development

We place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers and utilizing the latest technology and innovation. We believe that we are one of the few online financial information service providers in China that have solid in-house software development capabilities. Our ability to develop software internally allows us to broaden our service offerings and enhance our competitiveness.

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

Strategic Alliances

We have developed strategic relationships with a range of content, data, service and distribution partners in order to serve users more effectively and to extend our brand and services to a broader audience.

Competition

We face competition in every aspect of our business. The number of online financial news and information sources, who are competing for users’ attention and subscriptions, has increased since we commenced operations. Competition is intensifying among companies that provide security analysis software despite the declining market demand. As a result, the security analysis software industry is showing signs of over-capacity. Sales of many companies started to stall or decline and profit margins continue to be squeezed. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

•	publishers and distributors of traditional media, including print, radio and television as well as radio and television programs and news focused on financial news and information;

•	internet portals providing information on business, finance and investing;

•	financial information web pages offered by websites;

•	stock research software vendors, especially those that develop and market stock research software through stock brokerage companies;

•	stock brokerage companies, especially stock brokerage companies with online trading capabilities; and

•	other companies that provide similar products and services as ours.

Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, the market acceptance, pricing and sophistication of our analytical tools, the ease of use of our information platform and the effectiveness of our sales and marketing efforts.

In addition, few substantial barriers to entry have historically caused certain unqualified companies and low-quality products to compete with us in the market. Certain unlicensed participants supplied counterfeit, illegal or low-quality and inferior products or services under our name. Such unlawful acts could not only distort market order, but also negatively impact our reputation and materially and adversely affect our future developments. Despite their long-term positive effects on standardizing industry practices and creating a more transparent and trustworthy environment, regulatory requirements effective from January of 2011 have increased companies’ compliance costs. The resultant increase in expenses is becoming apparent across the industry.

New businesses such as securities investment advisory and other wealth management services are still in the early stage of development. We will operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. The key challenges we will face include:

•	Competition from securities advisory and investment corporations providing securities investment advisory services;

•	Competition from brokerage firms providing securities investment advisory services; .

•

Competitions from commercial banks. Many commercial banks rely on their own wealth management arms and sales force to distribute their products, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank;

•	Competition from brokerage firms, trust companies, mutual fund companies which are also engaged in, or may in the future engage in the distribution of wealth management product and services offerings;

•	Competition from independent wealth management service providers; and

•	We will also be facing fierce competition hiring competent investment advisory personnel.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 130 software copyrights as of December 31, 2011, each of which has been registered with the National Copyright Administration of the PRC.

We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 29 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and one trademark registered in Hong Kong as of December 31, 2011.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT;

•	CSRC;

•	CBRC;

•	Ministry of Culture;

•	General Administration of Press and Publication (National Copyright Administration);

•	National Development and Reform Commission (NDRC);

•	SAIC;

•	Ministry of Public Security;

•	Ministry of Commerce; and

•	State Administration of Radio Film and Television

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Foreign ownership restriction on Internet content provision businesses

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, foreign ownership in the companies that provide Internet content services, including our business of providing financial information and data to Internet users, must not exceed 50%. In order to comply with this foreign ownership restriction, we operate our website in China through CFO Fuhua, which is wholly owned by Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, both of whom are PRC citizens. Under FITE Provisions and other related regulations, we cannot directly hold the licenses and approvals necessary to operate our website because those licenses and approvals cannot be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, are a foreign entity for this purpose.

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

Internet-related Licenses and permits

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC and Hong Kong regulatory authorities.

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

In order to host our website, CFO Fuhua and CFO Meining are required to hold an ICP license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license ( or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing, and CFO Meining currently holds a National License issued by MIIT and an ICP license issued by the local branch of MIIT in Shanghai.

A regulation issued by MIIT, the Notice on Certain Issues Regarding the Regulation of Short Messaging Services on April 29, 2004, requires short message, or SMS, content providers to obtain an SMS license from MIIT or its local offices. We have obtained the required SMS license by CFO Fuhua and CFO Meining for the delivery of our financial short message content.

Furthermore, MIIT has promulgated the Internet Electronic Messaging Service Administrative Measures in November 2000, or the BBS Measures, requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. CFO Fuhua and CFO Meining have obtained such approval from Beijing Communications Administration and Shanghai Communications Administration, respectively, the government agency in charge of this matter.

On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in this business nor obtain such license. On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television’s website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. CFO Fuhua holds a Radio and TV Program Production and Business Operation License which allows it to produce and publish cartoons, entertainment programs and special topic programs and an Information Network Communicated Audio-Video Program License which allows it to broadcast securities and futures information related audio-video programs through website.

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

CFO Fuhua’s and CFO Meining’s ICP licenses expressly state that, in relation to their Internet content provision, among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news.” On September 25, 2005, State Council Information Office and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of Internet news information services and defined such news information as general news information. It further required that ICPs that provide Internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.

Regulation of Information security

The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

According to other relevant regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, Internet companies in China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On November 23, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Both CFO Fuhua and CFO Meining have already taken measures to comply with these laws and regulations.

Regulation of Intellectual property rights

The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to products disseminated over the Internet and computer software. We have registered all of our self-developed software with the National Copyright Administration.

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

Regulation of Website name

On October 1, 2004, the Administrative Rules on Filing of Commercial Websites for Records were promulgated by the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC to replace the Implementing Measures of the Temporary Administration Rules on Filing of Commercial Website for Record promulgated by the Beijing AIC on September 1, 2000. According to The Administrative Rules on the Filing of Commercial websites, websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their websites’ homepages; and

•	they must register their website names with the Beijing AIC.

CFO Fuhua and CFO Meining have registered website names, “JRJ Investment and Finance Network” and “Stockstar” with, and received electronic registration marks from Beijing AIC.

Regulation of Privacy protection

PRC law does not prohibit ICPs from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits ICPs from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an ICP violates these regulations, MIIT or its local offices may impose penalties and the ICP may be liable for damages caused to its users.

Regulation of Online advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there are no national PRC laws or regulations specifically regulating online advertising business. Under the Rules for Administration of Foreign-Invested Advertising Enterprise, promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors in wholly foreign-owned and joint venture advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold equity interests in PRC companies engaged in advertising business directly.

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, or the Advertising Regulations, taking effect as of January 1, 2005. Pursuant to the Advertising Regulations and other related rulings, enterprises conducting online advertising activities are exempted from the previous requirement to obtain an advertising permit in addition to a business license. We proceed with our online advertising business through CFO Fuhua and CFO Meining, both of which have procured business licenses that include online advertising in their business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulation of Investment advisory

Securities investment advisory is intensely regulated in China, which mainly include the Securities Law (2005), the Tentative Measures for Administration of Securities and Futures Investment Consultancy (1997), the Notice on Several Issues related to Regulation of Securities Investment Advisory provided to the Public (2001) and the Provisional Regulations. Those laws and regulations impose licensing requirements on the provision of securities investment advisory to the public in China.

The CSRC has adopted a series of rules in regulating the methods of providing securities investment advisory to the public, including without limitation Tentative Provisions for Issuance of Securities-related Research Reports (2010), Tentative Provisions for Securities Investment Consultancy Business with Membership System (2005), Rules on Strengthening the Broadcast Management of Information related to Securities and Futures (1997). Those rules established the requirements on the companies engaged in securities investment advisory business to set up branches in China, required securities investor advisors to disclose any conflict of interest and set up firewall measures internally, and prohibited securities investor advisor from disseminating the information related to securities investment on TV channels or radio programs without the approval by the CSRC and the State Administration of Radio Film and Television.

The Provisional Regulations promulgated by the CSRC in October 2010 and effective as of January 1, 2011 require that securities investment advisory providers obtain a license. We have obtained such license in accordance therewith to provide investment advisory services which assist in clients’ investment decision-making process to its individual and corporate clients. CFO Newrand Training owns an investment education license issued by Shenzhen Bureau of Education.

Daily Growth Securities, regulated by HKEx and SFC, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. Daily Growth Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. Daily Growth Wealth Management, regulated by the SFC, holds a type 4 license, which allows it to engage in securities advising activities in Hong Kong.

Regulation of Wealth management

Wealth management for private investors is still in early development stage in China. China has not adopted a unified and specific regulatory framework governing the distribution of wealth management products and the provision of wealth management consulting services. Nevertheless, there are ad hoc laws and regulations related to several types of wealth management products as the following:

•	PRC Trust Law (2001) and the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans (2007 and amended in 2009) are principal laws and regulations for trust products;

•

PRC Partnership Enterprise Law (2006), the Notice on Further Standardizing the Development and Record-filing Administration of Equity Investment Enterprises in Pilot Regions (2011) promulgated by the NDRC and a series of local regulations promulgated by provinces and certain cities, including Beijing, Shanghai and Tianjin, to encourage and regulate the development of private equity investment in the applicable region;

•	Administrative Measures for the Sale of Securities Investment Funds promulgated by the CSRC on June 9, 2011 are the principal regulation for the sale of mutual fund.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2011:

Name	Jurisdiction of Incorporation	Legal Ownership Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Fortune (Beijing) Wisdom Technology Co., Ltd.	PRC	100%
Beijing Chuangying Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Stockstar Information Technology (Shanghai) Co., Ltd.	PRC	100%
Daily Growth Financial Holdings Limited	BVI	85%
Daily Growth Futures Limited	Hong Kong	85%
Daily Growth Securities Limited	Hong Kong	85%
Daily Growth Wealth Management Limited	Hong Kong	85%
Daily Growth Investment Services Limited	Hong Kong	85%
Hong Kong Genius Information Technology Co., Ltd.	Hong Kong	100%

*	Denotes variable interest entities or subsidiaries of variable interest entities

PRC regulations currently limit foreign ownership of companies that provide ICP services, which include our business of providing financial information and data to Internet users, not to exceed 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services in China. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuha and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. Upon the transfer of Jun Ning and Wu Chen’s holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2006 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.

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

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 5,616 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 3,767 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 1,927 square meters. Daily Growth Securities, Daily Growth Futures, Wealth Management and Daily Growth Investment Services are located in Hong Kong, leasing approximately 557 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

A. Operating Results

We mainly offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums. Our service offerings are used by and targeted at a broad range of investors in China, including individual investors managing their own money, professional investors such as institutional investors managing large sums of money on behalf of their clients and high net worth individuals, other financial professionals such as investment bankers, stock analysts and financial reporters, and middle class individuals.

Our net revenues decreased by 11.2% to $53.0 million in 2011 from $59.7 million in 2010. The net loss attributable to China Finance Online Co. Limited was $19.3 million in 2011. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription periods. Our deferred revenues were $24.5 million as of December 31, 2011, compared to $46.0 million as of December 31, 2010.

Our principal capital expenditures for 2009, 2010 and 2011 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $4.5 million, $0.9 million and $0.7 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

•	global macroeconomic uncertainties, as well as the overall performance of China’s economy;

•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets;

•	competition in the PRC financial data and information services industry;

•	PRC governmental policies relating to the security analysis software industry;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

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

•

other tax incentives we receive from PRC tax authorities resulting from CFO Success, CFO Zhengning, CFO Qicheng, and CFO Shenzhen Shangtong being the “Software Enterprises”; CFO Software and CFO Meining being the “High and New Technology” companies; and CFO Stockstar, CFO Genius, CFO Jujin, and CFO Newrand are entitled to enjoy a reduced tax rate;

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

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $6.2 million in 2011, representing a 11.2% decrease from the $7.03 million contributed in 2010. Revenues from advertising accounted for 11.8% of our net revenues in 2011. We allocated most of our advertising inventories to promote our subscription-based software offerings, and hence online advertising was not considered a core service line of our business in 2011.

Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. We recognized approximately $3.1 million in revenue for VAT refunds in 2011. The VAT refund policy was intended to be effective until 2011. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

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

We derive revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2009	2010	2011

Subscription fees	$47,201,162	$49,518,331	$43,100,486
Advertising revenue	3,985,699	7,031,219	6,243,748
Brokerage service revenue	2,228,630	3,003,246	3,539,664
Others	190,386	163,246	124,167

Total revenue from external customers	$53,605,877	$59,716,042	$53,008,065

Cost of revenues

A large portion of costs of revenues are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites. Cost of revenues accounted for 14% and 17 % of our net revenues in 2010 and 2011, respectively.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees are the largest component of our cost of revenues, constituting 31% of our cost of revenues in 2011.

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

Operating expenses

Our operating expenses consist of general and administrative expenses, product development expenses, sales and marketing expenses and impairment loss of intangible assets and goodwill, if any. Stock-based compensation expenses are reported within each of the operating expense financial statement line items, as appropriate.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, stock-based compensation expenses, rent, professional services fees and other expenses, including travel and other general business expenses, office supplies and depreciation for general office furniture and equipment.

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

Stock option plan and option agreements

We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan as of December 31, 2011 is 24,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the annual general meeting held on June 30, 2010, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. In 2007, we granted to selected directors, officers, employees, individual consultants and advisors under the 2004 Plan options with the right to purchase up to 3,848,000 ordinary shares, and 172,760 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2008, we granted to selected directors, officers, employees, individual consultants and advisers under the 2004 Plan options with right to purchase up to 2,820,840 ordinary shares, and 970,000 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2009, we granted to selected employees under the 2004 Plan options with a right to purchase up to 10,000 ordinary shares, and 379,200 unvested options were forfeited and returned to the pool of our ungranted options as a result of resignation from employment by a few former employees. In 2010, we granted to selected employees under the 2004 Plan options with a right to purchase up to 3,562,000 ordinary shares, and 655,340 unvested options were forfeited and returned to the option pool as a result of resignation from employment by a few former employees. In 2011, we granted to selected employees under the 2004 Plan options with a right to purchase up to 285,000 ordinary shares, and 1,346,040 options were forfeited and returned to the option pool as a result of resignation from employment by a few former employees. As of December 31, 2011, options to purchase 7,821,140 ordinary shares were available for future grant under the 2004 Plan.

The options we granted in January 2007 under the 2004 Plan have an exercise price of $0.96 per share and will expire on January 17, 2017. The options we granted in April and May, 2007 have exercise prices of $1.25 and $1.318 per share, respectively, and will expire on April 4, 2017 and May 9, 2017, respectively. The options we granted in August and September 2007 have exercise prices of $2.03 and 2.188 per share, respectively, and will expire on August 26, 2017 and September 3, 2017, respectively. The options we granted in January and March, 2008, respectively, have exercise prices of $2.44 and $2.70 per share, respectively, and will expire on January 21, 2018 and March 18, 2018, respectively. The options we granted in June and December, 2008 have exercise prices of $3.134 and $1.26 per share, respectively, and will expire on June 26, 2018 and November 30, 2018, respectively. The options we granted on December 1, 2009 have exercise prices of $1.65, and will expire on November 30, 2019. The options we granted on February 22, 2010 and October 8, 2010 have exercise prices of $1.426 and $1.43 per share, respectively, and will expire on February 21, 2020 and October 7, 2020, respectively. The options we granted on February 1, 2011 and April 1, 2011 have exercise prices of $1.14 and $0.874 per share, respectively, and will expire on January 31, 2021 and March 31, 2021, respectively.

Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our Board of Directors may amend, alter, suspend or terminate the 2004 Plan at any time; provided, however, that our Board of Directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2011, we have a total number of 9,493,058 options that are currently vested and exercisable for ordinary shares.

We also granted share options to purchase up to 6,829,500 ordinary shares in January 2004, under option agreements that were independent of the 2004 Plan, to other consultants and business advisors of the company, of which 5,734,500 ordinary shares have been exercised as of December 31, 2011.

On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. Pursuant to the 2007 Plan and the restricted stock issuance and allocation agreement effective as of July, 2, 2007, we issued 10,558,493 ordinary shares to C&F International Holdings Limited, a company incorporated in British Virgin Islands, which holds the ordinary shares on behalf of and exclusively for the benefit of the group of employees eligible to participate in the 2007 Plan. C&F International Holdings Limited is 100% owned by C&F Global Limited, a British Virgin Islands Company, which is in turn owned by the grantees. As of December 31, 2009, 10,558,493 ordinary shares have been issued and allotted to selected employees pursuant to the 2007 Plan Based on our operating performance during 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance during 2009, no granted share was activated in 2009. As of December 31, 2009, 7,215,040 shares were vested. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for another three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the company’s achievement of certain performance targets for 2010, 2011 and 2012. As of December 31, 2011, the total 8,658,048 shares that were activated based on our operating performance during 2008 were vested.

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

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including Daily Growth Securities, Daily Growth Futures, Daily Growth Investment Services, Daily Growth Wealth Management, CFO HK Genius and other five subsidiaries, are subject to the uniform tax rate of 16.5% in Hong Kong for the year ended December 31, 2011. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2009, 2010 and 2011, the income tax expenses charged in Hong Kong are nil, nil and $159,000, respectively.

PRC Enterprise Income Tax

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

On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, effective on January 1, 2008. According to the Recognition Rules, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a high and new technology enterprise under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the Recognition Rules, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. In 2008, CFO Software, CFO Genius and CFO Meining were designated by relevant government authorities as “High and New Technology Enterprises” under the EIT Law. Therefore, CFO Software, CFO Genius and CFO Meining are entitled to enjoy a preferential tax treatment as long as they maintain their qualification as “High and New Technology Enterprises” under the EIT Law. CFO Software enjoys a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoy preferential tax treatment and a preferential enterprise income tax rate of 15% from 2008 to 2010. The “High and New Technology Enterprises” qualification is valid for three years from the date of award, and Enterprises should submit the application for renewal. In 2011, CFO Software and CFO Meining obtained the renewal of HNTE status, and would enjoy a preferential tax rate of 15% for an additional three years from 2011 to 2013. There is no assurance that CFO Software and CFO Meining will continue to qualify as the “High and New Technology Enterprises” when they are subject to reevaluation and enjoy the preferential tax treatment in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which materially increase our tax obligations.

Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and an eventual transition to the standard 25% in 2012. Besides, CFO Genius enjoys a reduced tax rate of 24% in 2011.

If our PRC subsidiaries or consolidated affiliated entities no longer qualify for preferential tax treatment, it may cause our effective tax rate to increase.

Withholding Tax

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes and the tax rate may be 10% for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such dividend payments will be subject to withholding tax, which will increase our tax liabilities and reduce the amount of cash available to our company.

Tax Residence

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provided certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore- incorporated enterprise is located in China. In addition, the SAT issued the Bulletin 45 on July 27, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The Bulletin 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise.

Although SAT Circular 82 and the Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and the administration clarification made in Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our worldwide income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our worldwide income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Revenue recognition. We charge our subscribers a subscription fee for the right to use our service packages for, in general, a one-year period. For subscription services provided to individual investors, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our individual subscribers. Upon receipt of payment in full, we activate our subscriber’s account, marking the start of the subscription period, and promptly provide the subscriber with an account access code. We begin to recognize subscription fees as revenue upon activation of the subscriber’s account and then ratably over the service period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the service period. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue. We estimate the refund of subscription fees based on historical experience as well as the impact of the changes in market condition and regulation, such as the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports promulgated by CSRC.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Uncertainties exist with respect to how the PRC Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to doing business in the People’s Republic of China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income”

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Stock-based compensation. Stock-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognizes the compensation costs net of a forfeiture rate using straight-line method or graded vesting attribution method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

The fair values of our option awards granted to employees were estimated on the date of grant using Black-Scholes option-pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected volatility, risk-free interest rate, expected option life, expected dividend yield and exercise price. Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options. The dividend yield was estimated by the company based on its expected dividend policy over the expected term of the options. Options are generally granted at an exercise price equal to the fair market value of the company’s shares at the date of grant.

For options granted prior to 2011- The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the company and comparable listed companies. The company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. We used the simplified method to estimate the expected life.

For option granted in 2011-The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the company over the past years. The expected life was estimated based on historical information.

For stock-based compensation awards issued to non-employees, we use the Black-Scholes Option Pricing Model to measure the value of options granted to non-employees at the earlier of the commitment date or the date at which the non-employee’s performance is complete. Prior to the measurement date, non-employee stock-based compensation is remeasured at its fair value at each financial reporting date with any changes in the fair value recorded in the consolidated statements of operations.

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

In 2011, the financial conditions of Ocean Butterflies Holdings have deteriorated and its operation was not profitable. We determined that its investment in Ocean Butterflies Holdings was fully impaired and recorded an additional impairment loss of $1,479,571 in 2011, reducing the carrying balance of such investment to nil as of December 31, 2011.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

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

During the third quarter of 2011, we determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. We performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, we concluded that goodwill allocated to the Northern China and Hong Kong Reporting Units were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years. In the fourth quarter of 2011, we realized our operating environment has undergone profound structural changes and decided upon a strategic transition since starting from April 2011, that we will implement a strategic transition of our core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. We evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes, and concluded that goodwill allocated to the Eastern China and Southern China Reporting Units were fully impaired as of December 31, 2011 because the estimated growth rates and profit margins for future periods were expected to be substantially lower than that of prior years.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Based on our assessment, we recorded nil, nil and $1,042,819 impairment losses in relation to intangible assets with indefinite life due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit:

•

The revenue growth is projected at a compound annual growth rate, or CAGR. The CAGR of the four reporting units are approximately -31.2%, -18.8%, -5.3%, 1.4% and 3.5% for 2012 through 2016for Southern China; -52.1%, 26.6%, 18.6%, 8.5%, 11.5% for 2012 through 2016 for Eastern China; -19.0%, 10.0%, 23.1%, 15.6% and 10.0% for 2012 through 2016 for Northern China and -4.5%, 9.6%, 9.4%, 9.3% for 2012 through 2015 for Hong Kong, which is within the range of comparable companies at the time of valuation.

•	In the projection period, the cost of revenues as a percentage of revenues is expected to remain stable.

•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.

•	To maintain normal operations, capital expenditures are estimated to be around 3% of revenue for each of the four reporting units, respectively.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2016 is assumed to be at 3% per year for each of the four reporting units.

•	The weighted average cost of capital, or WACC, used in the calculation is 19%, 22%, 23.5% and 16% for the four reporting units, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were nil, nil and 3,035,265 impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2009, 2010 and 2011.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2009		2010		2011
Consolidated statement of operations and comprehensive income (loss) data:
Gross revenues	$55,108	102.8%	$61,408	102.8%	$54,487	102.8%
Business tax	(1,502)	(2.8)	(1,692)	(2.8)	(1,479)	(2.8)

Net revenues	53,606	100.0%	59,716	100.0%	53,008	100.0%
Cost of revenues	(8,147)	(15.2)	(8,497)	(14.2)	(8,771)	(16.5)

Gross profit	45,459	84.8	51,219	85.8	44,237	83.5
Operating expenses:
General and administrative	(16,982)	(31.7)	(13,208)	(22.1)	(11,228)	(21.2)
Product development	(10,754)	(20.1)	(13,028)	(21.8)	(13,314)	(25.1)
Sales and marketing	(26,095)	(48.7)	(26,991)	(45.2)	(21,337)	(40.3)
Loss from impairment of intangible assets	—	—	—	—	(4,078)	(7.7)
Loss from impairment of goodwill	—	—	—	—	(13,463)	(25.4)

Total operating expenses	(53,831)	(100.4)	(53,227)	(89.1)	(63,420)	(119.6)
Government subsidies	567	1.1	514	0.9	265	0.5
Loss from operations	(7,805)	(14.6)	(1,494)	(2.5)	(18,918)	(35.7)
Interest income	1,352	2.5	1,590	2.7	2,745	5.2
Interest expense	—	—	(142)	(0.2)	(248)	(0.5)
Exchange gain, net	2	—	813	1.4	1,350	2.5
Short-term investment income	41	0.1	1,138	1.9	1,032	1.9
Other expense, net	(258)	(0.5)	(7)	—	(7)	—
Loss from impairment of cost method investments	—	—	—	—	(1,480)	(2.8)
Income (loss) before income taxes benefit (expense)	(6,668)	(12.4)	1,898	3.2	(15,526)	(29.3)
Income tax benefit (expense)	446	0.8	(264)	(0.4)	(3,938)	(7.4)
Net income (loss)	(6,222)	(11.6)	1,634	2.7	(19,464)	(36.7)
Less: net loss attributable to noncontrolling interests	(2)	—	(326)	(0.5)	(137)	(0.3)

Net income (loss) attributable to China Finance Online Co. Limited	$(6,220)	(11.6%)	$1,960	3.3%	$(19,327)	(36.5%)

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Our gross revenues decreased by 11.3% from $61.4 million in 2010 to $54.5 million in 2011. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2011 was $24.5 million, compared to $46.0 million at the end of 2010.

Our business taxes attributable to our gross revenues decreased from $1.7 million in 2010 to $1.5 million in 2011, primarily due to the decrease in volume of our advertising businesses. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 11.2% to $53.0 million in 2011 from $59.7 million in 2010. This decrease was mainly due to a decrease in our net revenues derived from individual subscription business, which contributed to 75.8%, 79.2% of our net revenues respectively for 2011 and 2010. Our net revenues derived from individual subscription business decreased by 15.1% from $47.3 million to $40.2 million in 2011, reflecting the decreased demand for financial information products caused by a plunging stock market in China, deteriorating global macroeconomics, as well as the continuing impact on sales due to the Provisional Regulations effective from January 1, 2011.

Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2011, decreased to $6.2 million in 2011 from $7.0 million in 2010.

Our net revenues derived from brokerage income increased to $3.5 million in 2011 from $3.0 million in 2010, representing 7.0% and 5.0% of total net revenues for each year.

Cost of revenues

Our cost of revenues in 2011 increased by 3.2% to $8.8 million from $8.5 million in 2010, primarily due to the increase of cost of raw data for our www.jrj.com and www.stockstar.com websites, and the increase in payroll costs.

Gross profit

As a result of the foregoing, our gross profit decreased by 13.6% to $44.2 million in 2011 from $51.2 million in 2010.

Operating expenses

Our operating expenses increased by 19.2% to $63.4 million in 2011 from $53.2 million in 2010, primarily due to the non-cash impairment loss of $17.5 million for goodwill and intangible assets. Operating expenses as a percentage of net revenues increased to 119.6% in 2011 from 89.1% in 2010.

General and administrative. Our general and administrative expenses decreased by 15.0% to $11.2 million in 2011 from $13.2 million in 2010. The decrease in general and administrative expenses primarily due to the stock-based compensation related to the activated shares of the performance-based restricted stock awards granted in the third quarter of 2007 has been fully amortized as the year ended 2010. Our general and administrative expenses as a percentage of net revenues decreased to 21.2% in 2011 from 22.1% in 2010.

Product development. Our product development expenses slightly increased by 2.2% to $13.3 million in 2011 from $13.0 million in 2010, as the company continues to invest in data, product and technical capability to build solid foundation. Our product development expenses increased as a percentage of net revenues to 25.1% in 2011 from 21.8% in 2010.

Sales and marketing. Our sales and marketing expenses decreased by 20.9% to $21.3 million in 2011 from $27.0 million in 2010. This was primarily due to the lower marketing expenses and sales commissions from reduced sales revenue. Our sales and marketing expenses as a percentage of net revenues decreased to 40.3% in 2011 from 45.2% in 2010.

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $4,078,084 due to the estimation of the expected future cash flows associated with our intangible assets were insufficient to recover their carrying values.

Loss from impairment of goodwill. Based on the impairment tests performed, our loss from impairment of goodwill was $13,463,224.

During the third quarter of 2011, we determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. We performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, we concluded that goodwill allocated to the Northern China and Hong Kong Reporting Units were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

We perform the annual goodwill impairment tests on December 31 of each year. In the fourth quarter of 2011, we realized our operating environment has undergone profound structural changes and decided upon a strategic transition since April 2012, that we will implement a strategic transition of its core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. We evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes, and concluded that goodwill allocated to the Eastern China and Southern China Reporting Units were fully impaired as of December 31, 2011 because the estimated growth rates and profit margins for future periods were expected to be substantially lower than that of prior years.

Loss from operations

Our loss from operations was $18.9 million compared to operating loss of $1.5 million in 2010, and our operating margin increased to negative 35.7% in 2011 from negative 2.5% in 2010.

Interest income

Our interest income increased by 72.6% to $2.7 million in 2011 from $1.6 million in 2010.

Interest expense

Our interest expense increased by 74.6% to $248,000 in 2011 from $142,000 in 2010.

Short-term investment income

Our gain from short-term investments, which are classified as trading, held-to-maturity or available-for-sale, slightly decreased to $1.0 million in 2011 from $1.1 million in 2010.

Loss from impairment of cost method investments

Our loss from impairment of cost method investments was $1.5 million on investment in Ocean Butterflies Holdings in 2011, since the financial conditions of Ocean Butterflies Holdings have deteriorated and its operation was not profitable.

Income tax benefit (expense)

Our income tax expense was $3.9 million in 2011 compared to an income tax expense was $264,000 in 2010, primarily due to the significant increase in valuation allowance provided on deferred tax assets.

Net income / (loss) attributable to the company

Our net loss attributable to the Company was $19.3 million in 2011 compared to a net income attributable to the company was $2.0 million in 2010, and our net income margin decreased to negative 36.5% in 2011 from 3.3% in 2010.

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

Income tax benefit (provision)

Our income tax expense was $264,000 in 2010 compared to an income tax benefit was $446,000 in 2009.

Net income / (loss) attributable to the company

Our net income attributable to the company was $2.0 million in 2010 compared to a net loss attributable to the company of $6.2 million in 2009, and our net income margin increased to 3.3% in 2010 from negative 11.6% in 2009.

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2011, we had approximately $64.6 million in cash and cash equivalents. As of the same date, we recorded a $19.2 million short-term loan in our consolidation balance sheet. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts. In addition, we had short- term investments of $10.7 million as of December 31, 2011.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2009, 2010 and 2011:

	For the year ended December 31
(in thousands of U.S. dollars)	2009	2010	2011
Net cash provided by (used in) operating activities	$16,231	$4,585	$(23,786)
Net cash used in investing activities	(6,472)	(14,376)	(32,776)
Net cash provided by financing activities	189	7,153	12,739
Net increase (decrease) in cash and cash equivalents	9,847	(618)	(42,132)
Cash and cash equivalents at beginning of year	97,544	107,391	106,773
Cash and cash equivalents at end of year	$107,391	$106,773	$64,641

Net cash used in operating activities for 2011 was $23.8 million, compared to net cash provided by operating activities was $4.6 million in 2010. The decrease was primarily due to the decrease in cash receipt from the sale of services of $30.9 million. More specifically, the cash receipt from our individual subscription business was decreased about $32.1 million as a result of the decreased demand for financial information products amid a sluggish stock market in China, deteriorating global macroeconomics, as well as the continuing impact on sales due to new regulatory requirements effective from January of 2011.

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

Net cash used in investing activities was $32.8 million in 2011, compared to net cash used in investing activities of $14.4 million in 2010. The increase primarily due to (i) $40.7 million of the purchase of short-term investments and $31.6 million of the proceeds from sales of short-term investments in 2011, resulting in a net cash out flow of $9.1 million; (ii) $9.6 million loaned to third parties.

Net cash used in investing activities was $14.4 million in 2010, compared to net cash used in investing activities of $6.5 million in 2009. The increase was primarily due to $14.2 million of restricted cash.

Net cash provided by financing activities was $12.7 million in 2011, compared to net cash provided by financing activities of $7.2 million in 2010. The increase was primarily due to an increase in the proceeds from a bank loan of $6.3 million.

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

Capital resources

Our principal capital expenditures for 2009, 2010 and 2011 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $4.5 million, $906,000 and $726,000, respectively.

In June, 2010, China Merchants Bank Company Limited Shenzhen Branch issued a standby letter of credit in favor of Hong Kong Wing Lung Bank guaranteeing any credit that Hong Kong Wing Lung Bank grants to Hong Kong Genius Information Technology Co., Ltd., or CFO HK Genius, one of our wholly owned subsidiaries in Hong Kong. Based on the aforementioned standby letter of credit, Hong Kong Wing Lung Bank has granted CFO HK Genius a credit of a term loan facility up to HKD 20,000,000 (approximately US$2,570,000) and a revolving loan facility of HKD 79,000,000 (approximately US$10,150,000). Prior to the issuance of the aforementioned standby letter of credit, CFO Genius deposited RMB 96,250,000 (approximately US$14,533,000), which are classified as restricted cash in the consolidated balance sheet, with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’ credit application with Hong Kong Wing Lung Bank. As of December 31, 2010, the outstanding loan amount drawn down by CFO HK Genius is HKD 50,000,000 (approximately US$6,424,000).

In June 2011, CFO Genius renewed agreement with China Merchant Bank Company Shenzhen Branch, under which CFO Genius deposited RMB 91,730,000 (approximately US$14,558,000), which were classified as restricted cash in the consolidated balance sheet, with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’s term loan facility up to HKD 50,000,000 (approximately US$6,433,000) and revolving loan facility of HKD 49,000,000 (approximately US$6,305,000).

In March 2011, CFO Genius entered into agreements with China Merchant Bank Company Shenzhen Branch and Woori Bank China Limited Shenzhen Branch respectively, under which CFO Genius deposited RMB 46,447,500 (approximately US$7,372,000) with China Merchant Bank Company Limited Shenzhen Branch and deposited RMB 46,950,000 (approximately US$7,451,000) with Woori Bank China Limited Shenzhen Branch to support CFO HK Genius’ term loan of HKD55,000,000 (approximately US$7,077,000) and revolving loan of HKD44,000,000(approximately US$5,661,000) granted at Hong Kong Wing Lung Bank. The deposits in China Merchant Bank Company Shenzhen Branch and Woori Bank China Limited Shenzhen Branch were classified as restricted cash in the consolidated balance sheet.

As of December 31, 2011, the outstanding loan amount drawn down by CFO HK Genius is HKD 149,000,000 (approximately US$19,171,000).

Capital expenditures in 2010 and 2011 have been, and our 2012 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $68.7 million, or 75.6%, of our total consolidated net assets, as of December 31, 2011.

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

C. Research and development.

Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	enhance our subscribers’ experience by improving the quality of our research tools and website; and

•	develop additional research tools, features, content and services specifically targeting the high-end subscribers.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We have not entered into any financial guarantee or other commitments to guarantee the payment obligations of any other parties. We do not entered into any derivative financial instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular disclosure of contractual obligations.

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2011 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$2,573,179	$2,647,802	$5,220,981
1 - 3 years	519,796	95,784	615,580
3 - 5 years	—	—	—

Apart from such premises, as of December 31, 2011, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor

See the section headed “Forward-Looking Information”.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2010, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $1.6 million to $751,000. In addition, with respect to cash and cash equivalents as of December 31, 2011, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $2.7 million to $1.7 million.

As of December 31, 2011, the outstanding loan amount drawn down by CFO HK Genius is HKD 149,000,000 (approximately US$19,171,000). The interest rate under the credit facility is equal to interest margin plus HIBOR (Hong Kong Interbank Offered Rate) for the relevant interest period. The credit facility exposes us to market risk primarily from adverse changes in interest rate. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Capital Resources”. If HIBOR increases, we may be required to pay higher rates of interest on borrowings under its credit facility. With respect to short-term loan as of December 31, 2010, a hypothetical 1% (100 basis-point) increase in interest rates would have increased our interest expenses for the year then ended from $142,000 to $168,000. In addition, with respect to short-term loan as of December 31, 2011, a hypothetical 1% (100 basis-point) increase in interest rates would have increased our interest expenses for the year then ended from $248,000 to $394,000.

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

We have recorded foreign exchange gains of $1.3 million in net income in 2011, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 4% and 5% against the U.S. dollar in 2010 and 2011, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2011, we had cash and cash equivalents of US$52.1 million (approximately RMB 328.6 million) which were denominated in RMB at the exchange of $1.00 for RMB 6.3009, and US$12.5 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash and cash equivalents denominated in RMB would have decreased to $51.6 million as of December 31, 2011.

Recently issued accounting pronouncements not yet adopted.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i) For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii) The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The guidance should be applied prospectively. The company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The company does not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are in the process of evaluating the effect of adoption of this pronouncement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	48	Chairman of the Board of Directors and Chief Executive Officer
Kheng Nam Lee(1)	64	Director
Rongquan Leng(2)(3)	63	Director
Ling Wang(1)(2)(3)	49	Director
Neo Chee Beng (1)(2)	51	Director
Jun (Jeff) Wang	41	Chief Financial Officer
Kiang Dalaroy	55	Chief Strategy Officer

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee
*	Hugo Shong, former Chairman, and Fansheng Guo, former director, resigned from the company’s Board for personal reasons in April 2012.
**	Dr. Caogang Li, former Chief Operating Officer, resigned from the company for personal reasons in July 2011.

The address of each of our executive officers and directors is 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, China 100033.

Biographical Information

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our Board of directors as of April 2012 and continues to serve as the Chief Executive Officer of the company. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.

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

Rongquan Leng has served as our director since April 2012. Mr. Leng is the Vice Chairman of China Institute of Communications. Mr. Leng served as Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited (“China Telecom”)( NYSE:CHA HKEx:728), Deputy General Manager and Chief Engineer of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Deputy Chief Engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), Chief Engineer of the Beijing Long-Distance Telephone Office, Vice Chairman of the Internet Society of China and Deputy Director of Post and Telecommunications Technology Committee of Ministry of Information Industry. Mr. Leng is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a Master’s Degree in engineering science. Mr. Leng has more than 30 years of operational management experience in the telecommunications industry in China.

Ling Wang has served as our director since May 2004. Mr. Wang has been a director of Tiantian Online Co. Limited, a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC since 2003. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.

Neo Chee Beng has served as our director since January 2012. Mr. Neo is an executive director and the Chief Compliance Officer of Persistent Asset Management Pte Ltd (“Persistent Asset Management”), an exempt fund manager registered with the monetary authority of Singapore. Mr. Neo has been an independent director of LottVision Ltd., a company listed in the Singapore Stock Exchange, and also serves on its audit committee. Mr. Neo was a former Vice President of investments at Vertex Management II Pte Ltd (“Vertex Management II”), an affiliate of Temasek Holdings Pte Ltd, where he headed its Beijing office from year 2000 to early 2005. Mr. Neo was the finance manager of the Singapore Stock Exchange-listed Jardine Cycle & Carriage Ltd, where he assisted the general manager of finance. Mr. Neo had years of auditing experience with international audit firms including Moores Rowland and Ernest & Young. He received his education in Singapore from Hwa Chong Junior College and received professional accountancy training. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a member of Singapore Institute of Directors.

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

Kiang Dalaroy has served as our Chief Strategy Officer since the first quarter of 2011. Before joining us, Mr. Dalaroy was a Deputy General Manager and Chief Information Officer at the Shanghai Stock Exchange Infonet Ltd., where he pioneered Level-2 market data, XBRL financial reporting products and associated commercial models in China. Previously, Mr. Dalaroy held managerial, business development and technical positions in Reuters Group companies for fifteen years in Asia and North America. Mr. Dalaroy possesses a degree in Electronics Engineering from Taiwan’s Taipei Institution of Technology, and obtained EMBA certificates from top business schools in executive development programs.

B. Compensation of directors and executive officers.

In 2011, we paid aggregate cash compensation of approximately $593,200 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our company has occurred, the chief executive officer or chief financial officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive or chief financial officer.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2013.

Employee’s stock option plan

We adopted the 2004 Plan in January 2004. The 2004 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010, respectively. Subsequent to these amendments, the total number of ordinary shares issuable under the 2004 Plan as of December 31, 2011 is 24,688,488, including the newly increased 3,000,000 ordinary shares available for issuance under the 2004 Plan approved by our shareholders at the annual general meeting held on June 30, 2010. At the 2010 annual general meeting, our shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As of December 31, 2011, options to purchase 7,821,140 ordinary shares were available for future grant.

Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2011, we have a total number of 9,493,058 options that are currently vested and exercisable for ordinary shares. Under option agreements that were independent of the 2004 Plan, 1,095,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2011.

The table below sets forth the option grants made to our current and former directors and executive officers as of December 31, 2011 pursuant to the 2004 Plan:

	Number of ordinary Shares to be issued upon exercise of options		Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000		$1.120	November 15, 2005	November 15, 2015
	400,000		$1.070	July 5, 2006	July 5, 2016
	800,000		$0.960	January 18, 2007	January 17, 2017
	750,000		$1.426	February 22, 2010	February 21, 2020
Hugo Shong 2		*	$0.160	January 5, 2004	January 4, 2014
		*	$1.040	June 15, 2004	June 14, 2014
		*	$1.314	February 18, 2005	February 18, 2015
		*	$0.960	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020
Kheng Nam Lee		*	$0.160	January 5, 2004	January 4, 2014
		*	$1.040	June 15, 2004	June 14, 2014
		*	$1.314	February 18, 2005	February 18, 2015
		*	$0.960	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020
Fansheng Guo 2		*	$0.160	January 5, 2004	January 4, 2014
		*	$1.040	June 15, 2004	June 14, 2014
		*	$1.314	February 18, 2005	February 18, 2015
		*	$0.960	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020
Ling Wang		*	$0.160	January 5, 2004	January 4, 2014
		*	$1.040	June 15, 2004	June 14, 2014
		*	$1.314	February 18, 2005	February 18, 2015
		*	$0.960	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020
Jun (Jeff) Wang		*	$1.070	July 5, 2006	July 5, 2016
		*	$0.960	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020
Kiang Dalaroy		*	$1.140	February 1, 2011	January 31, 2021
Caogang Li 1		*	$1.158	November 30, 2005	November 30, 2015
		*	$0.96	January 18, 2007	January 17, 2017
		*	$1.426	February 22, 2010	February 21, 2020

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
[1]	Change of Executive Officer: Termination of employment with the company in July 2011.
[2]

Changes of Directors of the Board: Mr. Hugo Shong, former Chairman, and Mr. Fansheng Guo, former director, resigned from the Company’s Board for personal reasons in April 2012; Mr. Neo Chee Beng joined the Board as an independent director in January 2012; Mr. Rongquan Leng joined the Board as an independent director in April 2012.

Equity Incentive Plan

We adopted the 2007 Equity Incentive Plan, or the 2007 Plan, in June 2007. As of December 31, 2011, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to the Restricted Stock Issuance and Allocation Agreement, or the 2007 Grant Agreement, entered into in July 2007 under the 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2011, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number		Percent

Selected Employees
Zhiwei Zhao	8,958,493		8.08%
Jun (Jeff) Wang		*	*
Caogang Li		*	*
All executive officers as a group (3 persons)	10,558,493		9.52%

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

Based on our operating performance for 2010 and 2011, no more granted shares were activated in 2010 and 2011. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2011. All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 will be forfeited to the company.

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

C. Board practices.

In 2011, our directors met in person or passed resolutions by unanimous written consent a total of six times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Ling Wang and Neo Chee Beng. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Rongquan Leng, Ling Wang, and Neo Chee Beng. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2). Our compensation committee is responsible for:

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

Nominations committee. Our current nominations committee consists of Rongquan Leng and Ling Wang. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

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

Terms of directors and executive officers

We have a staggered board, which means certain number of our directors (excluding our chief executive officer), retire at every annual general meeting and the vacancies created by such retirement stand for election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains our chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors.

D. Employees.

As of December 31, 2009, 2010 and 2011, we employed approximately 1,600, 1,600 and 1,300 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information – Risk Factors – Risks relating to doing business in the People’s Republic of China – PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2011, 110,935,383 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 20,516,551 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,935,383 ordinary shares outstanding.

* Unless otherwise noted, the address of each shareholder is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number		Percent
Directors and executive officers
Zhiwei Zhao	18,168,493		16.38%
Hugo Shong 1		*	*
Kheng Nam Lee		*	*
Ling Wang		*	*
Fansheng Guo 1		*	*
Jun (Jeff) Wang		*	*
Kiang Dalaroy		*	*
All current directors and executive officers as of December 31, 2011 as a group (7 persons)	20,542,493		18.52%

1

Mr. Hugo Shong resigned from the Board in April 2012; Mr. Fansheng Guo resigned from the Board in April 2012; Mr Neo Chee Beng has been appointed an independent director in January 2012; and Mr. Rongquan Leng has been appointed an independent director in April 2012.

5% Shareholder
Zhiwei Zhao(1)	18,168,493	16.38%
IDG Technology Venture Investments, LP (2)	6,723,115	6.06%
IDG Technology Venture Investment, Inc. (3)	10,170,507	9.17%
Vertex Technology Fund (III) Ltd. (4)	7,580,494	6.83%
Jianping Lu (5)	7,156,121	6.45%
Ling Zhang (6)	8,746,370	7.88%
Harvest Capital Strategies LLC(7)	8,000,000	7.21%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)	These shares includes below three portions:

The company has granted restricted stock awards covering ordinary shares under the 2007 Equity Incentive Plan of the company (the “2007 Plan”) to certain employees of the company who are eligible under the Plan (“Employees”). Pursuant to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan effective as of July 2, 2007 (the “Stock Issuance and Allocation Agreement”), the company issued 10,558,493 ordinary shares of the company to C&F International Holdings Limited, which holds the ordinary shares of the company on behalf of and exclusively for the benefit of the Employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao, who represents the employees of the company who are eligible for the 2007 Equity Plan. Zhiwei Zhao is the sole director of C&F Global Limited. All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 will be forfeited to the company.

According to the 13D/A filed with SEC on November 14, 2011, on November 2, 2011, Grand Continental Holdings Limited, a company incorporated in British Virgin Islands, purchased 2,200,000 ADSs of the company, representing 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. Grand Continental Holdings Limited will pay the purchase price in three installments: payment of 5,500,000 ordinary shares no later than December 2, 2011, payment of 2,750,000 ordinary shares no later than February 2, 2012, and payment of 2,750,000 ordinary shares no later than May 2, 2012. Zhiwei Zhao is the sole beneficial owner of Grand Continental Holdings Limited. Thus, Zhiwei Zhao is deemed the beneficial owner of 11,000,000 ordinary shares after the completion of transaction.

The company has granted options covering Ordinary Shares under the 2004 Stock Incentive Plan (the “2004 Plan) to certain employees of the company who are eligible under the plan. Pursuant to the 2004 Plan, 2,110,000 Ordinary Shares will be beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2011.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP., according to the 13G filed with the SEC on March 28, 2012 and the13G/A filed with the SEC on February 13, 2012.The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investments, LP is One Exeter Plaza, Boston, MA 02109, U.S.A..
(3)	Includes 10,170,507 ordinary shares held by IDG Technology Venture Investment, Inc., according to the13G/A filed with the SEC on February 13, 2012. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A..
(4)	Includes 7,580,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2011 in the form of 1,516,098 ADS and 4 ordinary shares. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(5)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
(6)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
(7)	Harvest Capital Strategies LLC (“HCS”) acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially holds 1,600,000 American Depositary Shares of China Finance Online Co. Limited, representing 8,000,000 ordinary shares according to the 13G filed with the SEC on February 14, 2012. As investment advisor, HCS has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the securities. The registered address is 600 Montgomery Street, Suite 1700 San Francisco, CA 94111, U.S.A..

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

Contractual Arrangements with CFO Chongzhi and Its Individual Shareholders

We entered into a series of contractual arrangements with CFO Chongzhi and its individual shareholders, Xun Zhao and Zhenfei Fan in 2008.Upon the transfer of Zhenfei Fan’s holdings in CFO Chongzhi to Zhengyan Wu in January 2010, Zhengyan Wu replaced Zhenfei Fan, as a party to each of the contractual arrangements that we had entered into with Zhenfei Fan with respect to his holdings in CFO Chongzhi and the operation of CFO Chongzhi. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Fuhua. Our contractual arrangements with CFO Chongzhi include:

•	a strategic consulting service agreement between CFO Software and CFO Chongzhi;

•	a technical support agreement between CFO Software and CFO Chongzhi;

•	an operation agreement between CFO Software and CFO Chongzhi;

•

a loan agreement with Xun Zhao and Zhengyan Wu. We entered into a loan agreement with Xun Zhao and Zhengyan Wu to extend to them a loan in the amount of $65,958 and $80,553, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Chongzhi;

•	a purchase option agreement among CFO Software, CFO Chongzhi, Xun Zhao and Zhengyan Wu;

•	voting arrangements with each of Xun Zhao and Zhengyan Wu regarding their voting rights in CFO Chongzhi; and

•	a share pledge agreement among CFO Software, Xun Zhao and Zhengyan Wu.

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

Purchase option agreement. CFO Software entered into a purchase option agreement with Lin Yang on October 17, 2008. In addition, on the same date, Linghai Ma entered into a purchase option agreement with CFO Software and CFO Success. The terms of these two agreements are similar to the purchase option agreement entered into among CFO Beijing, Zhiwei Zhao and Jun Wang in respect of their equity interests in CFO Fuhua. Furthermore, under the purchase option agreements, each of Lin Yang and Linghai Ma is required to issue a proxy to the satisfaction of CFO Software (and CFO Success in case of Linghai Ma). The proxy shall grant CFO Software or CFO Success or its designee, who shall be a PRC citizen, the power to exercise Lin Yang’s or Linghai Ma’s voting rights as a shareholder of CFO Newrand, including the right to appoint directors, the general manager and other senior managers of CFO Newrand.

In January 2012, CFO Software (and CFO Success in case of Linghai Ma) exercised its share purchase option under the above purchase option agreement with Lin Yang, Linghai Ma and CFO Newrand by readjusting shares percentages held by Lin Yang and Linghai Ma from 17.5% to 45%, 82.5% to 55%, respectively, and CFO Newrand’s share capital was also increased. CFO Software entered into a new purchase option agreement with Lin Yang, Linghai Ma and CFO Newrand, the terms of which are similar to those of the aforementioned agreement.

Contractual Arrangements with CFO Chuangying and Its Individual Shareholders

We entered into a series of contractual arrangements with CFO Chuangying and its individual shareholders, Yang Yang and Zhenfei Fan in 2009. Upon the transfer of Yang Yang and Zhenfei Fan’s holdings in CFO Chuangying to Zhiwei Zhao and Jun Wang October 2009, Zhiwei Zhao and Jun Wang replaced Yang Yang and Zhenfei Fan, respectively, as a party to each of the contractual arrangements that we had entered into with Yang Yang and Zhenfei Fan with respect to their holdings in CFO Chuangying and the operation of CFO Chuangying. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Fuhua. Our contractual arrangements with CFO Chuangying include:

•	a strategic consulting and service agreement between CFO Software and CFO Chuangying;

•	a technical support agreement between CFO Software and CFO Chuangying;

•	an operation agreement between CFO Software and CFO Chuangying;

•

a loan agreement with Zhiwei Zhao and Jun Wang. We entered into a loan agreement with Zhiwei Zhao and Jun Wang to extend to each of them a loan in the amount of $322,100 and $263,500, respectively, for the sole purpose of financing their acquisition of equity interests in CFO Chuangying;

•	a purchase option agreement among CFO Software, CFO Chuangying, Zhiwei Zhao and Jun Wang; and

•	voting arrangements with each of Zhiwei Zhao and Jun Wang regarding their voting rights in CFO Chuangying.

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

In January 2012, CFO Success exercised its share purchase option under the above purchase option agreement with Lin Yang, Shaoming Shi and CFO Shenzhen Shangtong by designating Linghai Ma and Lin Yang to acquire the 100% equity interests in CFO Shenzhen Shangtong held by Lin Yang and Shaoming Shi respectively. To finance Linghai Ma and Lin Yang for the acquisition, CFO Success extended each of Linghai Ma and Lin Yang a loan in the amount of $80,500 and $65,900, respectively. Lin Yang, Shaoming Shi then repaid the loans extended by CFO Success to them under the above loan agreement by using the consideration they each received from the acquisition. Following the acquisition, CFO Success entered into a purchase option agreement and share pledge agreement with Linghai Ma, Lin Yang and CFO Shenzhen Shangtong, the terms of which are similar to those of the aforementioned purchase option agreement and share pledge agreement with Lin Yang, Shaoming Shi and CFO Shenzhen Shangtong.

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

Contractual Arrangements with other entities and their shareholders

Besides CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Shenzhen Shangtong , CFO Newrand and CFO Chuangying, we also entered into a series of contractual arrangements with other entities and their shareholders. The terms of these contractual arrangements are similar to the terms of our contractual arrangements with CFO Chongzhi and its individual shareholders.

2004 Stock Incentive Plan, 2007 Equity Incentive Plan and 2010 Equity Incentive Plan of Daily Growth Holdings

Please refer to “Item 6.B Directors, Senior Management and Employees – B. Compensation of directors and executive officers.”

Other related party transactions

According to the 13D/A filed with SEC on November 14, 2011, on November 2, 2011, Grand Continental Holdings Limited, a company incorporated in British Virgin Islands, purchased 2,200,000 ADS of the company, representing 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc., a company organized under the laws of the State of Massachusetts, for an aggregate purchase price of US$15,400,000. Grand Continental Holdings Limited will pay the purchase price in three installments: 5,500,000 shares no later than December 2, 2011, 2,750,000 shares no later than February 2, 2012, and 2,750,000 shares no later than May 2, 2012. Zhiwei Zhao, our CEO, is the sole beneficial owner of Grand Continental Holdings Limited. Thus, for the purpose of Rule 13d-3 under the Exchange Act, Mr. Zhao will be deemed the beneficial owner of 11,000,000 ordinary shares upon completion of the transaction.

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

B. Significant changes since December 31, 2011.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2007, 2008, 2009, 2010 and 2011, (2) each of the quarters since the first quarter in 2010 and (3) each of the six months since October 2011.

	Sales Price
	High	Low
Yearly highs and lows
Year 2007	47.68	4.53
Year 2008	26.15	4.72
Year 2009	13.54	6.97
Year 2010	9.10	6.20
Year 2011	7.27	1.43
Quarterly highs and lows
First Quarter 2010	9.01	6.86
Second Quarter 2010	8.19	6.20
Third Quarter 2010	8.28	6.90
Fourth Quarter 2010	8.59	6.53
First Quarter 2011	7.27	4.32
Second Quarter 2011	6.39	2.75
Third Quarter 2011	3.65	1.90
Fourth Quarter 2011	2.23	1.43
First Quarter 2012	2.91	1.56
Monthly highs and lows
October 2011	2.23	1.70
November 2011	2.14	1.72
December 2011	2.03	1.43
January 2012	2.33	1.56
February 2012	2.88	1.79
March 2012	2.91	2.27

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

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible upon the proper production of qualified commercial vouchers or legal documents as required by the Regulations. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China upon the proper production of, inter alia, the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers under current accounts.

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

E. Taxation.

Hong Kong taxation

Profits tax. No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. From the year of assessment 2008/2009, the profits tax rate had been decreased to 16.5% for corporations and 15% for unincorporated businesses.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income purposes, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2011, we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2012 will not be determinable until its close. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:

•   Share distributions, stock dividend, stock split, merger

•   Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	US$1.50 per ADS

Category	Depositary actions	Associated fee
(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	US$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. We were entitled to receive the maximum annual amount as US$ 200,000 for the year between October 1, 2010 and September 30, 2011 and US$ 207,000 for the year between October 1, 2011 and September 30, 2012 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm, who audited the financial statements included in Form 20-F, has issued an attestation report on the Company's internal control over financial reporting. The attestation report appears below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Finance Online Co. Limited.

We have audited the internal control over financial reporting of China Finance Online Co. Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Group’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

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

	For the Year Ended December 31,
	2011		2010		2009
Audit Fees(1)	US$	799,050	US$	735,000	US$	735,000

Audit Related Fees		—		—		—

Tax Fees(2)		—		—		—

All Other Fees		—		—		—

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for China Finance Online Co. Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2	Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.3	Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009(incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.4	Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5	Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6	Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.7	Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.8	Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.9	Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10	Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11	Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.12	Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.13	Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.14	Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15	Translation of Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.17	Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18	Translation of Purchase Option Agreement dated January 21, 2009 among CFO Software, CFO Chuangying, Yang Yang and Zhenfei Fan (incorporated by reference to Exhibit 4.93 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.19	Translation of Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.20	Translation of Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying(incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.21	Translation of Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.22	Translation of Framework Agreement for Exercise of Purchase Option dated October 15, 2009 among Yang Yang, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.43 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.23	Translation of Purchase Option Agreement dated October 15, 2009 among CFO Software, CFO Chuangying, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.44 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.24	Translation of Share Pledge Agreement dated August 3, 2009 among CFO Success, Lin Yang and Shaoming Shi(incorporated by reference to Exhibit 4.46 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.25	Translation of Purchase Option Agreement dated August 3, 2009 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Shaoming Shi(incorporated by reference to Exhibit 4.47 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.26	Translation of Operation Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong(incorporated by reference to Exhibit 4.48 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.27	Translation of Technical Support Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong(incorporated by reference to Exhibit 4.49 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.28	Translation of Strategic Consulting and Service Agreement dated August 3, 2009 between CFO Success and CFO Shenzhen Shangtong(incorporated by reference to Exhibit 4.50 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.29	*Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Shaoming Shi, Lin Yang, CFO Shenzhen Shangtong, and CFO Success

4.30	*Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Linghai Ma, Lin Yang, CFO Shenzhen Shangtong, and CFO Success

4.31	*Translation of Purchase Option Agreement dated January 1, 2012 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Linghai Ma

4.32	*Translation of Share Pledge Agreement dated January 1, 2012 among CFO Success, Lin Yang and Linghai Ma

4.33	Translation of Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang(incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.34	Translation of Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang(incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.35	Translation of Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.36	Translation of Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng(incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.37	Translation of Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng(incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.38	Translation of Share Pledge Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang(incorporated by reference to Exhibit 4.58 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.39	Translation of Operation Agreement dated June 8, 2008 between CFO Software and CFO Chongzhi (also known as Shanghai Chongzhi Co., Ltd.) (incorporated by reference to Exhibit 4.64 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.40	Translation of Technical Support Agreement dated June 8, 2008 between CFO Software and CFO Chongzhi (incorporated by reference to Exhibit 4.65 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.41	Translation of Strategic Consulting Service Agreement dated June 8, 2008 between CFO Software and CFO Chongzhi (incorporated by reference to Exhibit 4.66 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.42	Translation of Purchase Option and Cooperation Agreement dated June 8, 2008 among CFO Software, Zhenfei Fan, Xun Zhao and CFO Chongzhi(incorporated by reference to Exhibit 4.67 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.43	Translation of Share Pledge Agreement dated June 8, 2008 among Zhenfei Fan, Xun Zhao and CFO Software(incorporated by reference to Exhibit 4.68 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.44	Translation of Framework Agreement on Exercising Purchase Option dated January 8, 2010 by and among Zhenfei Fan, Xun Zhao, Zhengyan Wu, CFO Chongzhi, and CFO Software (incorporated by reference to Exhibit 4.119 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.45	Translation of Purchase Option and Cooperation Agreement dated January 8, 2010 among CFO Software, Zhengyan Wu, Xun Zhao and CFO Chongzhi(incorporated by reference to Exhibit 4.120 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.46	Translation of Share Pledge Agreement dated January 8, 2010 among Zhengyan Wu, Xun Zhao and CFO Software(incorporated by reference to Exhibit 4.121 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.47	Translation of Purchase Option Agreement dated October 17, 2008 among CFO Software, CFO Newrand and Lin Yang (incorporated by reference to Exhibit 4.83 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.48	Translation of Purchase Option Agreement dated October 17, 2008 among CFO Software, CFO Success, CFO Newrand and Linghai Ma (incorporated by reference to Exhibit 4.84 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.49	Translation of Share Transfer Agreement dated September 16, 2008 among Linhai Ma, Lin Yang, Shenzhen Guoxuan Capital Holding Co., Ltd., Labor Union Committee of Shenzhen Newrand Securities Investment Advisory Co., Ltd., Zhaowen Li and Shiqin Wang (incorporated by reference to Exhibit 4.85 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.50	*Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Lin Yang, CFO Newrand, CFO Fuhua and CFO Software

4.51	*Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Linghai Ma, CFO Newrand, CFO Success, CFO Fuhua and CFO Software

4.52	*Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Lin Yang

4.53	*Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Linghai Ma

4.54	Translation of Securities Investment and Consultancy Information and Technical Support Agreement dated October 17, 2009 between CFO Newrand and CFO Genius (incorporated by reference to Exhibit 4.142 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.55	Translation of Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between CFO Securities Consulting and CFO Meining (incorporated by reference to Exhibit 4.143 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.56	Translation of Securities Investment and Consultancy Information and Technical Support Agreement dated January 27, 2010 between CFO Chuangying and CFO Fuhua (incorporated by reference to Exhibit 4.144 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.57	Translation of Labor Contract of Zhao Zhiwei dated June 21, 2010(incorporated by reference to Exhibit 4.103 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.58	Translation of Labor Contract of Jeff Wang dated May 24, 2011(incorporated by reference to Exhibit 4.104 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.59	Form of Amended Change in Control Agreement dated October 15, 2008 (incorporated by reference to Exhibit 4.55 from our 2008 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 22, 2009)

4.60	Translation of Shanghai Stock Exchange Level-II Quotations License Agreement dated July 30, 2009 between SSE Infonet Ltd. and CFO Software (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment)(incorporated by reference to Exhibit 4.69 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.61	*Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending)

4.62	*Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which request is pending, which request is pending)

4.63	*Market Data Vendor Licence Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software

4.64	Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for extension of confidential treatment, which request is pending) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (certain portions of the Supplemental Agreement have been omitted and filed separately with the Securities and Exchange Commission on May 31, 2011 pursuant to a request for extension of confidential treatment, which request is pending) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

8.1	*List of principle subsidiaries and significant PRC-incorporated affiliates

12.1	*CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*Written Consent of American Appraisal China Limited

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2012	CHINA FINANCE ONLINE CO. LIMITED

/s/ Jeff Wang
	Name:	Jeff Wang

	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CHINA FINANCE ONLINE CO. LIMITED

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	$106,773,478	$64,641,092
Restricted cash	14,533,347	29,861,162
Prepaid expenses and other current assets	4,077,398	3,578,672
Trust bank balances held on behalf of customers	9,625,461	18,663,564
Accounts receivable—margin clients, net of allowance for doubtful accounts of nil and nil in 2010 and 2011, respectively	8,095,396	12,888,630
Accounts receivable—others, net of allowance for doubtful accounts of $36,039 and $129,439 in 2010 and 2011, respectively	3,634,653	1,467,851
Loan receivable	—	9,565,503
Short-term investments	31,272	10,700,838
Deferred tax assets, current	3,634,120	633,678

Total current assets	150,405,125	152,000,990

Property and equipment, net	8,276,275	6,529,819
Acquired intangible assets, net	4,349,181	—
Cost method investment	1,479,571	—
Rental deposits	718,800	738,297
Goodwill	12,949,587	—
Other assets	231,107	223,874
Deferred tax assets, non-current	1,680,936	483,703

Total assets	$180,090,582	$159,976,683

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13,340,978 and $7,037,155 as of December 31, 2010 and December 31, 2011, respectively)	$32,994,717	$17,287,260
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,659,121 and $3,127,403 as of December 31, 2010 and December 31, 2011, respectively)	10,838,363	6,457,049
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2010 and December 31, 2011, respectively)	9,625,461	18,663,564
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2010 and December 31, 2011, respectively)	6,424,093	19,170,891
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $31,498 and $114,934 as of December 31, 2010 and December 31, 2011, respectively)	221,084	144,496
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $93,956 and $24,621 as of December 31, 2010 and December 31, 2011, respectively)	155,394	134,732
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $2,725 as of December 31, 2010 and December 31, 2011, respectively)	—	45,333

Total current liabilities	60,259,112	61,903,325

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,961,948 and $3,032,794 as of December 31, 2010 and December 31, 2011, respectively)	13,021,678	7,237,117
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $947,758 and nil as of December 31, 2010 and December 31, 2011, respectively)	966,689	—

Total liabilities	74,247,479	69,140,442

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS—continued

(In U.S. dollars, except share-related data)

	December 31,
	2010	2011
Commitments (Note 21)

Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,887,883 and 110,935,383 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14,319	14,325
Additional paid-in capital	78,974,697	80,446,578
Accumulated other comprehensive income	8,030,982	10,927,248
Retained earnings (deficits)	18,879,907	(447,002)

Total China Finance Online Co. Limited shareholders’ equity	105,899,905	90,941,149

Noncontrolling interest	(56,802)	(104,908)

Total equity	105,843,103	90,836,241

Total liabilities and equity	$180,090,582	$159,976,683

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2009	2010	2011
Net revenues	$53,605,877	$59,716,042	$53,008,065
Cost of revenues	8,146,724	8,497,145	8,770,617

Gross profit	45,459,153	51,218,897	44,237,448

Operating expenses:
General and administrative (including share-based compensation of $6,436,536, $4,152,437 and $1,326,174 for 2009, 2010 and 2011, respectively)	16,982,032	13,208,337	11,227,632
Product development (including share-based compensation of $56,505, $151,255 and $99,239 for 2009, 2010 and 2011, respectively)	10,754,380	13,027,879	13,313,635
Sales and marketing (including share-based compensation of $107,675, $215,979 and $113,389 for 2009, 2010 and 2011, respectively)	26,095,233	26,991,093	21,337,799
Loss from impairment of intangible assets	—	—	4,078,084
Loss from impairment of goodwill	—	—	13,463,224

Total operating expenses	53,831,645	53,227,309	63,420,374

Government subsidies	567,373	514,113	265,016

Loss from operations	(7,805,119)	(1,494,299)	(18,917,910)
Interest income	1,352,307	1,590,218	2,744,665
Interest expense	—	(142,169)	(247,818)
Exchange gain, net	1,874	812,969	1,349,924
Short-term investment income	40,574	1,138,147	1,032,444
Other expense, net	(257,674)	(7,321)	(7,256)
Loss from impairment of cost method investment	—	—	(1,479,571)

Income (loss) before income tax benefit (expense)	(6,668,038)	1,897,545	(15,525,522)
Income tax benefit (expense)	446,164	(263,386)	(3,938,433)

Net income (loss)	$(6,221,874)	$1,634,159	$(19,463,955)

Less: net loss attributable to the noncontrolling interest	(2,131)	(325,963)	(137,046)

Net income (loss) attributable to China Finance Online Co. Limited	$(6,219,743)	$1,960,122	$(19,326,909)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$(0.06)	$0.02	$(0.18)

Diluted	$(0.06)	$0.02	$(0.18)

Weighted average shares used in calculating net income (loss) per share
Basic	105,203,564	108,247,552	108,961,642

Diluted	105,203,564	114,125,022	108,961,642

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollars, except share-related data)

				Accumulated other		Total China Finance	Non		Total
	Ordinary shares		Additional	comprehensive	Retained	Online Co. Limited	controlling	Total	comprehensive
	Shares	Amount	paid-in capital	income (loss)	earnings	shareholders’ equity	interest	equity	income (loss)
Balance as of January 1, 2009	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355	—	96,942,355
Exercise of share options by employees	185,730	24	181,357	—	—	181,381	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716	—	6,600,716
Acquisition of CFO Securities Consulting	—	—	—	—	—	—	261,660	261,660
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(2,131)	(6,221,874)	(6,221,874)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	259,529	97,666,925	(6,327,187)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257	—	717,257
Share-based compensation	—	—	4,504,806	—	—	4,504,806	14,865	4,519,671
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)	(5,233)	(383,126)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	—	1,688,217	1,688,217
Net income (loss)	—	—	—	—	1,960,122	1,960,122	(325,963)	1,634,159	1,634,159

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	(56,802)	105,843,103	3,322,376

Exercise of share options by employees	47,500	6	22,019	—	—	22,025	—	22,025
Share-based compensation	—	—	1,449,862	—	—	1,449,862	88,940	1,538,802
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	—	—		(32,457)	—	(32,457)		(32,457)	(32,457)
Foreign currency translation adjustment	—	—	—	2,928,723	—	2,928,723	—	2,928,723	2,928,723
Net loss	—	—	—	—	(19,326,909)	(19,326,909)	(137,046)	(19,463,955)	(19,463,955)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149	(104,908)	90,836,241	(16,567,689)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$(6,221,874)	$1,634,159	$(19,463,955)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	6,600,716	4,519,671	1,538,802
Depreciation and amortization	2,987,094	3,610,026	3,481,973
Provision of allowance for doubtful accounts	—	238,077	93,400
Gain from short term investments	(40,574)	(1,138,147)	(1,032,444)
Deferred taxes	(917,284)	(99,475)	3,276,319
Loss on disposal of property and equipment	182,235	53,547	30,702
Loss from impairment of cost method investment	—	—	1,479,571
Loss from impairment of intangible assets	—	—	4,078,084
Loss from impairment of goodwill	—	—	13,463,224
Changes in assets and liabilities:
Accounts receivable, others	(722,778)	(971,341)	2,156,795
Accounts receivable, margin clients	(1,774,224)	(5,390,473)	(4,773,915)
Prepaid expenses and other current assets	4,648,114	157,930	321,279
Advances to employees	160,634	—	—
Trust bank balances held on behalf of customers	(11,305,861)	3,642,887	(9,009,643)
Restricted cash	—	—	(468,176)
Rental deposits	(133,601)	20,021	5,326
Deferred revenue	8,206,417	(540,386)	(23,245,520)
Account payable	(113,289)	108,382	(135,763)
Accrued expenses and other current liabilities	3,387,725	2,355,637	(4,571,482)
Amounts due to customers for the trust bank balance held on their behalf	11,305,861	(3,642,887)	9,009,643
Income taxes payable	(18,097)	27,067	(20,662)

Net cash provided by (used in) operating activities	16,231,214	4,584,695	(23,786,442)

Investing activities:
Purchase of property and equipment	(4,514,342)	(906,296)	(726,468)
Acquisition of businesses (net of cash acquired of $8,282 and nil for the years ended December 31, 2009, and 2010, respectively)	(1,932,472)	(89,335)	—
Consideration paid for acquiring noncontrolling interest of CFO Securities Consulting	—	(383,126)	—
Purchase of term deposits	—	—	(19,712,865)
Proceeds from maturity of term deposits	—	—	19,903,236
Purchase of short-term investments	(267,782)	(5,616,027)	(40,732,106)
Proceeds from sales of short-term investments	240,775	6,830,374	31,562,160
Restricted cash	—	(14,216,294)	(13,511,584)
Loan receivable	—	—	(9,559,001)
Proceeds from disposal of fixed assets	1,468	4,936	632

Net cash (used in) investing activities	(6,472,353)	(14,375,768)	(32,775,996)

Financing activities:
Proceeds from stock options exercised by employees	181,381	717,257	22,025
Proceeds from exercise of options granted to non-employee	8,000	—	—
Proceeds from short-term loan	—	6,435,586	12,716,763

Net cash provided by financing activities	189,381	7,152,843	12,738,788

Effect of exchange rate changes	(101,377)	2,020,624	1,691,264

Net increase (decrease) in cash and cash equivalents	9,846,865	(617,606)	(42,132,386)
Cash and cash equivalents, beginning of year	97,544,219	107,391,084	106,773,478

Cash and cash equivalents, end of year	107,391,084	106,773,478	64,641,092

Supplemental disclosure of cash flow information
Income taxes paid	$515,782	$377,970	$682,776

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) are principally providing vertically integrated financial services including news, data, analytics, securities investment advisory and brokerage through web portals, software systems, and mobile handsets.

In the fourth quarter of 2011, the Group determined to implement a strategic transition of its core business from providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services starting from April 2012.

Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2011 were as follows:

	Place of	Date of	legal
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	acquisition	interest	activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Fortune (Beijing) Wisdom Technology Co., Ltd. (“CFO Wisdom”)	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Jujin Software (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengning”)	Shanghai, PRC	Jan. 31, 2007	100%	Subscription service
Daily Growth Financial Holdings Limited (“Daily Growth Holdings”)	BVI	Jul. 16, 2007	85%	Investment holdings
Daily Growth Securities Limited (“Daily Growth Securities”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Daily Growth Futures Limited (“Daily Growth Futures”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Daily Growth Wealth Management Limited (“Daily Growth Wealth Management”)	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
Daily Growth Investment Services Limited (“Daily Growth Investment Services”)	Hong Kong, PRC	Jun. 30, 2009	85%	N/A
Hong Kong Genius Information Technology Co., Ltd. (“CFO HK Genius”)	Hong Kong, PRC	May. 18, 2010	100%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Investment Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Securities Advisory and Investment Co., Ltd. (“CFO Chuangying”) (Note 3)	Beijing, PRC	Jan. 9, 2009	Nil	Securities investment advising
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	Subscription service
Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, subscription and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (former name: Shanghai Securities Consulting Co., Ltd.) (“CFO Securities Consulting”) (Note 3)	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising

PRC regulations prohibit direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company’s VIEs and their equity owners who are PRC citizens as follows:

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

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

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2011 were as follows:

VIE name	Contractual arrangement	Date counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Software and CFO Success
CFO Chuangying	January 21, 2009	CFO Software
CFO Shenzhen Shangtong	August 3, 2009	CFO Success
CFO Qicheng	November 20, 2009	CFO Chuangying

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

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

•	revoke the business and operating licenses of our PRC subsidiaries or VIEs;

•	restrict the rights to collect revenues from any of our PRC subsidiaries;

•	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or VIEs;

•	require our PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations;

•	take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or

•	impose additional conditions or requirements with which we may not be able to comply.

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

The Company has consolidated its VIEs because it was the primary beneficiary of those entities. Through the contractual agreements discussed above, the Company, through its wholly owned subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the entities’ economic performance and (2) the right to receive benefits from the VIEs, therefore it consolidates the VIEs.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

The following financial statement amounts and balances of the VIEs and their subsidiaries were before intercompany elimination as of and for the years ended:

	Year ended December 31,
	2010	2011
Total assets	$99,752,337	$33,120,325
Total liabilities	$82,483,257	$16,431,574

	Year ended December 31,
	2009	2010	2011
Net revenue	$16,766,910	$25,737,779	$27,837,567
Net income (loss)	$2,354,387	$3,614,094	$(7,573,823)

	Year ended December 31,
	2009	2010	2011
Net cash provided by (used in) operating activities	$12,310,687	$7,926,255	$(11,948,507)
Net cash (used in) provided by investing activities	(1,560,927)	178,192	(7,726,567)
Net cash (used in) provided by financing activities	(21,587,013)	2,629,738	(37,146,641)
Effect of exchange rate changes	(59,929)	1,922,878	895,082

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries, VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Restricted cash

Restricted cash consist of i)the security deposit for the credit standby letter issued by a bank to provide guarantee for the short-term loan borrowed by CFO HK Genius; ii) the deposit in bank accounts for providing guarantee to subscription revenue customers by CFO Securities Consulting in accordance with the requirement of China Securities Regulatory Commission (“CSRC”). The restriction period is one year.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Fair value—continued

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include cost method investment, goodwill and impairment of long-lived assets, income taxes, sales refund and share-based compensation. Actual results could differ from those estimates.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Loan receivable

Loans are reported at either their outstanding principal balances or at fair value. For loans reported at their outstanding principal balances, interest income is accrued on the unpaid principal balance. A loan is considered impaired when, based on current events and the financial condition of the borrower, it is probable that the company will be unable to collect all principal and interest due according to the contractual terms of the loan agreement. Loan collectability is monitored by the Group in connection with the ongoing monitoring of the associated financial guarantee transactions.

Short-term investments

Short-term investments comprise marketable debt and equity securities, which are classified as trading, held-to-maturity or available-for-sale. Trading securities are securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses recognized in earnings. Short-term investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. All of the Company’s held-to-maturity securities are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. Short-term investments classified as available for sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available for sale securities are classified as current assets on the accompanying consolidated balance sheets because they are available for immediate sale.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed.

Property and equipment, net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure	5 years
Computer equipment	5 years
Furniture, fixtures and equipment	5 years
Motor vehicle	5 years
Leasehold improvements	Shorter of the lease term or 5 years

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

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

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were nil, nil and $3,035,265 impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2009, 2010 and 2011.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Impairment of goodwill and indefinite-lived intangible assets

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The Company completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Group performs the annual impairment tests on December 31 of each year. Based on the Group’s assessment, the Group recorded nil, nil and $13,463,224 goodwill impairment losses during the years ended December 31, 2009, 2010 and 2011, respectively. In addition, the Group recorded nil, nil and $1,042,819 impairment losses in relation to intangible assets with indefinite life during the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Revenue recognition

The Group generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary research tools. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectability is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber’s account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Group recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue. The Group estimates the refund of subscription fees based on historical experience as well as the impact of the changes in market condition and regulation, such as the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports promulgated by CSRC. As of December 31, 2010 and 2011, estimated refunds were recorded in the amounts of $1,328,554 and $1,242,226, respectively.

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

Business taxes and value added taxes

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2009, 2010, and 2011, business taxes totaled $1,501,799, $1,692,069, and $1,478,653, respectively.

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to value added tax at a rate of 17% on subscription-based revenue. Value added tax payable on subscription-based revenue is computed net of value added tax paid on purchases. In respect of subscription-based revenue, however, if the net amount of value added tax payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately. The Group therefore is subject to an effective net value added tax burden of 3% from subscription-based revenue and records value added tax on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2009, 2010 and 2011, the Group recognized $4,424,737, $3, 711, 613, and $3,140,764, respectively, in value added tax refunds.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

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

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC, Hong Kong and British Virgin Island are maintained in their local currencies, the Renminbi (“RMB”), Hong Kong Dollars (“HK$”), and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $93,753,238, $92,922,206 and $52,146,828 at December 31, 2009, 2010 and 2011 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $4,819,561, $6,077,608, and $3,134,198 for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), unrealized gain (loss) on short-term investments and foreign currency translation adjustments. Comprehensive income (loss) is reported as a component of the consolidated statements of equity and comprehensive income (loss).

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investments, cost method investment, loan receivable, accounts payable and short-term loan.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, loan receivable, accounts payable and short-term loan approximate their fair value due to their short-term maturities.

The carrying value of the cost method investment was $1,479,571 and nil as of December 31, 2010 and 2011, which approximate the fair value of the investment based on the valuation performed by the Company.

The Group does not use derivative instruments to manage risks.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method or graded vesting attribution method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.

Net income (loss) per share

Basic net income (loss) per share attributable to China Finance Online Co. Limited is computed by dividing net income (loss) attributable to China Finance Online Co. Limited by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share attributable to China Finance Online Co. Limited reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options and nonvested shares is computed using treasury stock method.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings in various locations.

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2010		2011
	Amount	%	Amount	%
Client A	—	—	$3,551,142	24.7
Client B	—	—	$2,642,038	18.4
Client C	$1,498,895	12.8	*	*
Client D	$1,444,874	12.3	*	*

*	Represented less than 10% of consolidated account receivable balance.

These clients are all margin clients who have collateralized the securities they purchase to the Group.

There were no customers with 10% or more of the Group’s revenues during 2009, 2010, or 2011.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently issued accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•

Fair value of an instrument classified in a reporting entity’s stockholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Recently issued accounting pronouncements not yet adopted—continued

The guidance is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The guidance should be applied prospectively. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this pronouncement.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

3.     ACQUISITIONS

To expand its market share during 2009 and 2010, China Finance Online made a number of acquisitions of businesses. Each acquisition has been recorded using the acquisition method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in the Group’s results of operations since the dates of their acquisitions.

(a)	Acquisition of CFO Chuangying

On January 9, 2009, CFO Software, one subsidiary of the Company, entered into a series of contractual arrangements with CFO Chuangying, which is a CSRC licensed securities investment advisory firm. As a result of the contractual arrangements, the Group became the primary beneficiary of CFO Chuangying. (see Note 1). For the acquisition, the total cash consideration was $585,112, of which, $563,145 was paid in 2009 and the remaining consideration of $21,967 was paid in 2010. The purchase price was allocated to assets acquired and liabilities assumed as of the acquisition day as follows and the goodwill was allocated to subscription services and other related services operating segment.

		Useful life
Purchase price allocation:
Acquired intangible assets:
Securities consulting license	$549,758	15 years

Total assets acquired	549,758
Deferred tax liabilities	(137,440)

Total net assets	412,318
Goodwill	172,794

Total	585,112

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

3.	ACQUISITIONS—continued

(b)	Acquisition of CFO Securities Consulting

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

3.	ACQUISITIONS—continued

(b)	Acquisition of CFO Securities Consulting—continued

The Net income attributable to China Finance Online Co. Limited and transfers from the noncontrolling interest as of December 31, 2010 is as below:

2010
Net income attributable to China Finance Online Co. Limited	$1,960,122
Transfers from the noncontrolling interest
Decrease in China Finance Online Co. Limited’s paid-in capital for purchase of CFO Securities Consulting’s common shares	(377,893)

Net income attributable to China Finance Online Co. Limited and transfers from the noncontrolling interest	1,582,229

The following summarized unaudited pro forma results of operations for the years ended December 31, 2009 assuming that all significant acquisitions during the year ended December 31, 2009 occurred as of January 1, 2009. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2009, nor is it indicative of future operating results.

For the year
ended December 31,
2009
(unaudited)
Revenues	$53,605,878
Net income (loss) attributable to China Finance Online Co., Limited	$(6,318,295)

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$(0.06)

- diluted	$(0.06)

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

4.     ACCOUNTS RECEIVABLE

	December 31,
	2010	2011
Accounts receivable-margin clients	8,095,396	12,888,630
Less: Allowance for doubtful accounts	—	—

Accounts receivable- margin clients, net	$8,095,396	$12,888,630

Accounts receivable-others	3,670,692	1,597,290
Less: Allowance for doubtful accounts	(36,039)	(129,439)

Accounts receivable-others, net	$3,634,653	$1,467,851

Accounts receivable- margin clients represent the receivables derived in the brokerage service in Daily Growth Securities, which is pledged by the customer’s purchased securities.

Accounts receivable-others represent the receivables derived in other ordinary business without any collateral or other security from its customers.

5.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2010	2011
Prepayment of advertising fees	$170,018	$149,041
Advertising deposit (i)	134,341	47,612
Prepayment to sales agents	84,350	—
Advances to suppliers	1,209,399	755,290
VAT refund receivable	975,066	1,127,326
Income tax and business tax refund receivable	81,031	11,792
Interest receivable	632,061	1,009,158
Other current assets	791,132	478,453

	$4,077,398	$3,578,672

(i)	The advertising deposit represents amounts of deposit paid to advertising agent, which is expected to be refunded within a year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

6.     LOAN RECEIVABLE

As of December 31, 2011, Daily Growth Investment Services has $9,565,503 of loan receivable due from three third parties, which consisted of the following:

	As of December 31, 2011
	Amount	Interest rate	Period
A(i)	1,929,955	10% per annum	December 2, 2011 to June 1, 2012
B(i)	6,433,186	2% per month	December 23, 2011 to June 23, 2012
C(ii)	1,202,362	6% per annum	December 1, 2011 to November 30, 2012

	9,565,503

(i)	The principal and its return are pledged by the third parties’ purchased securities.

(ii)	The principal and its return are guaranteed by a third party individual.

7.     SHORT-TERM INVESTMENTS

The Group measured the held-to-maturity securities at amortized cost. As of December 31, 2011, the Group’s held-to-maturity securities consisted of trust fund and financial product issued by bank carried at amortized cost of $9,722,484. A gain of $283,889 was recognized in the consolidated statement of operations for the year ended December 31, 2011.

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1of the fair value hierarchy. As of December 31, 2010 and 2011, the fair value of trading securities was $31,272 and $54,772, respectively. Gains from the trading securities were recognized in the consolidated statement of operations for the years ended December 31, 2010 and 2011 were $1,138,147 and $266,705, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

7.     SHORT-TERM INVESTMENTS—continued

The following provides additional information concerning the Group’s available-for-sale securities which consist of a stock fund issued by certain financial institution:

	As of December 31, 2011
		Gross unrealized losses	Exchange difference
	Costs			Fair value
Available-for-sale securities	952,411	(38,185)	9,356	923,582
Total	952,411	(38,185)	9,356	923,582

The Group classified this investment as available-for-sale securities and reported it at the fair value shown in the weekly statement provided by the financial institution which the Group believes a Level 3 valuation.

The following table presents changes in level 3 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2011:

Year ended
December 31, 2011
Beginning balance	—
Purchases	16,090,819
Redemption	(15,876,624)
Realized gain	481,850
Unrealized loss	(38,185)
Exchange difference	265,722

Ending balance	923,582

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2011. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2011
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale securities	15,876,624	15,138,408	481,850	256,366

Total	15,876,624	15,138,408	481,850	256,366

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

8.     COST METHOD INVESTMENT

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

In August 2010, Moloon was wholly acquired by Ocean Butterflies Holdings Inc., a private and independent music and entertainment production company incorporated in the Cayman Islands (“Ocean Butterflies Holdings”), in the form of shares exchange between Moloon and Ocean Butterflies Holdings (the “Share Swap Transaction”). As a result of the Share Swap Transaction, the Group holds 7,439,479 ordinary shares of Ocean Butterflies Holdings, which represents 16.82% of shares in Ocean Butterflies Holdings. The investment is still recorded as a cost method investment. Following an independent valuation performed by American Appraisal China Limited, there was no impairment of the Group’s cost method investment in Ocean Butterflies Holdings Inc. for the year ended December 31, 2010.

In 2011, the financial conditions of Ocean Butterflies Holdings have deteriorated and its operation was not profitable. The Group determined that its investment in Ocean Butterflies Holdings was fully impaired and recorded an additional impairment loss of $1,479,571 in 2011, reducing the carrying balance of such investment to nil as of December 31, 2011.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

9.     PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2010	2011
Technology infrastructure	$8,196,351	$9,114,087
Computer equipment	1,786,148	1,949,393
Furniture, fixtures and equipment	2,776,313	3,172,635
Motor vehicle	665,547	699,538
Leasehold improvements	3,122,796	3,344,732

	16,547,155	18,280,385
Less: accumulated depreciation	(8,270,880)	(11,750,566)

	$8,276,275	$6,529,819

Depreciation expense for the years ended December 31, 2009, 2010, and 2011 were $2,495,028, $3,048,634, and $3,037,681, respectively.

10.     ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, arose from the acquisitions of CFO Genius, CFO Meining, CFO-Stockstar, CFO Newrand, Daily Growth Securities, CFO Zhongcheng, CFO Chuangying and CFO Securities Consulting and from the establishment of Daily Growth Futures during 2006 through 2010 and consisted of the following:

	December 31,
	2010			2011
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated		Net carrying
	amount	amortization	amount	amount	amortization	Impairment	amount
Intangible assets not subject to amortization:
Trademarks	$869,736	—	$869,736	$914,155	—	$(914,155)	—
Stock exchange trading right	64,241	—	64,241	64,332	—	(64,332)	—
Futures exchange trading right	64,241	—	64,241	64,332	—	(64,332)
Intangible assets subject to amortization:
Completed technology	877,286	(703,482)	173,804	922,090	(922,090)	—	—
Customer relationship	708,170	(680,353)	27,817	744,338	(744,338)	—	—
Value-added service license	27,934	(27,934)	—	29,361	(29,361)	—	—
Agreement with mobile operators	12,533	(12,533)	—	13,173	(13,173)	—	—
Securities consulting license and related trademarks	3,533,047	(422,712)	3,110,335	3,713,487	(713,270)	(3,000,217)	—
Intellectual property	75,498	(36,491)	39,007	79,354	(44,306)	(35,048)	—

	$6,232,686	$(1,883,505)	$4,349,181	$6,544,622	$(2,466,538)	$(4,078,084)	—

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $492,066, $561,392 and $444,292, respectively. For the year ended December 31, 2011, the Group recorded an impairment loss on its intangible assets in the amount of $4,078,084 associated with the acquired trademarks, stock exchange trading right, futures exchange trading right, securities consulting license and related trademarks, and intellectual property due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

11.     GOODWILL

Changes in goodwill for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Southern	Eastern	Northern
	China	China	China	Hong Kong	Total
Balance as of December 31, 2009	$2,328,329	$8,624,629	$375,588	$1,274,153	$12,602,699
Exchange difference	72,247	267,620	11,654	(4,633)	346,888

Balance as of December 31, 2010	2,400,576	8,892,249	387,242	1,269,520	12,949,587
Impairment	(2,507,499)	(9,284,338)	(403,561)	(1,267,826)	(13,463,224)
Exchange difference	106,923	392,089	16,319	(1,694)	513,637

Balance as of December 31, 2011	—	—	—	—	—

During the third quarter of 2011, the Group determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. The Group performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, the Group concluded that goodwill allocated to the Northern China and Hong Kong Reporting Units were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

The Group performs its annual goodwill impairment tests on December 31 of each year. In the fourth quarter of 2011, the Group realized its operating environment has undergone profound structural changes and decided upon a strategic transition since April, 2012, that the Group will implement a strategic transition of its core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. The Group evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes, and concluded that goodwill allocated to the Eastern China and Southern China Reporting Units were fully impaired as of December 31, 2011 because the estimated growth rates and profit margins for future periods were expected to be substantially lower than that of prior years.

In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting units. Accordingly, it adopted a discounted cashflow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

11.     GOODWILL—continued

The discounted cash flows for each reporting unit were based on discrete five years financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Specifically, the income approach valuations included cash flow discount rate of 23.5%, 16%, 22% and 19%, and terminal value growth rate of 3%, 3%, 3% and 3%, for Northern China, Hong Kong, Eastern China and Southern China, respectively. As of September 30, 2011 and year end December 31, 2011, the Company performed impairment tests on the four reporting units considering the fluctuant market condition. Based on the impairment tests performed, the Group recognized an impairment loss of nil, nil and $13,463,224 for the years ended December 31, 2009, 2010 and 2011, respectively.

12.     BANK FACILITIES AND SHORT-TERM LOANS

In 2010, the Group obtained a term loan facility amount up to $2,569,637 and a revolving loan facility amount up to $10,150,067 from a bank. The outstanding loans have the interest margin, which is 1.8%, plus Hong Kong Interbank Offered Rate ranging from 0.08% to 0.24%. In 2011, the Group extended the facilities that had a term loan facility amount up to $6,433,185 and a revolving loan facility amount up to $6,304,521, expiring in July 2012. The outstanding loans have the interest margin, which is 1.9%, plus Hong Kong Interbank Offered Rate ranging from 0.06% to 0.34%.The facilities are guaranteed by a standby letter of credit, which is secured by the Group’s restricted cash of $14,533,347 and $14,558,238 as of December 31, 2010 and 2011, respectively. As of December 31, 2010 and 2011, $6,424,093 and $12,737,706 of loans were outstanding under such loan facilities, respectively.

In March 2011, the Group obtained another term loan facility amount up to $7,076,503 and another revolving loan facility amount up to $5,661,203 from the bank. The facilities are guaranteed by standby letters of credit, which is secured by the Group’s restricted cash of $14,822,882 as of December 31, 2011. As of December 31, 2011, $6,433,185 of loans was outstanding under such loan facilities. The outstanding term loans and revolving loans have the interest margin, which are 1.0% and 2.2%, plus Hong Kong Interbank Offered Rate ranging from 0.06% to 0.34%. The facilities will be matured in March 2012.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

13.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2010	2011
Accrued bonus	$5,402,453	$3,006,519
Accrued refund of subscription fees	1,328,554	1,242,226
Accrued professional service fees	476,282	480,248
Withholding individual income tax-option exercise	61,653	61,683
Value added taxes payable	879,983	—
Other taxes payable	685,246	381,095
Accrued raw data cost	593,698	375,837
Accrued office rental	64,536	8,739
Accrued bandwidth cost	99,593	26,017
Accrued welfare benefits	252,898	385,711
Others	993,467	488,974

	$10,838,363	$6,457,049

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2011, the Company and its subsidiary Daily Growth Holding have three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $6,600,716, $4,519,671, and $1,538,802 for 2009, 2010, and 2011, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the 2004 Plan by an additional 10,000,000 shares. In June 2009, the shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares. In June 2010, the Company’s shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As a result the total number of ordinary shares authorized under the 2004 Plan was 24,688,488 as of December 31, 2011.

Options to employees

During the years of 2009, 2010 and 2011, the Company granted 10,000, 3,562,000 and 285,000 stock options to employees, respectively, at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Years ended December 31,
	2010	2011
Weighted average risk free rate of return	1.11%-2.47%	2.02%-2.24%
Weighted average expected option life	5.98 years	6.14 years
Expected volatility rate	54.37%-57.06%	72.96%-73.75%
Dividend yield	—	—

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES—continued

2004 Stock incentive plan—continued

Options to employees—continued

(1)	Expected volatility

For options granted prior to 2011-The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies. The Company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage.

For option granted in 2011-The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company over the past years.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)	Expected option life

For options granted prior to 2011-The Group used the simplified method to estimate the expected life.

For option granted in 2011- The expected life was estimated based on historical information.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

Options are generally granted at an exercise price equal to the fair market value of the Company’s shares at the date of grant.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES—continued

2004 Stock incentive plan—continued

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2009		2010		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average
						exercise price
Outstanding at beginning of year	11,439,978	$0.91	10,834,298	$0.87	13,103,238	$0.99
Granted	10,000	$1.65	3,562,000	$1.43	285,000	1.08
Exercised	(236,480)	$0.80	(637,720)	$1.12	(47,500)	0.47
Forfeited	(69,360)	$1.22	(655,340)	$1.27	(1,346,040)	1.28
Cancelled	(309,840)	$2.03	—	—

Outstanding at end of year	10,834,298	$0.87	13,103,238	$0.99	11,994,698	$0.96

Shares exercisable at end of year	9,439,258	$0.82	9,316,838	$0.82	10,588,058	$0.91

The following table summarizes information with respect to stock options outstanding at December 31, 2011:

	Options outstanding				Option exercisable
				Aggregate			Aggregate
		Weighted	Weighted	intrinsic		Weighted	intrinsic
		average	average	value as of		average	value as of
	Number outstanding	remaining	exercise	December 31,	Number	exercise	December 31,
Stock option with exercise price of:		contractual life	price	2011	exercisable	price	2011
$0.16	2,810,738				2,810,738
$1.04	200,000				200,000
$1.31	1,358,100				1,358,100
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,427,000				2,427,000
$1.32	123,600				123,600
$1.26	649,660				649,660
$1.65	10,000				6,800
$1.426	2,778,600				1,667,160
$1.43	50,000				18,000
$1.14	200,000				—
$0.87	60,000				—

	11,994,698	4.91 years	$0.96	$460,961	10,588,058	$0.91	$460,961

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES—continued

2004 Stock incentive plan—continued

Summary of stock options to employees and non-employees—continued

The weighted-average grant-date fair value of options granted during the years 2009, 2010 and 2011 was $0.91, $0.78 and $0.70, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $155,880, $115,985, and $5,740, respectively. The total fair value of shares vested during the year ended December 31, 2009, 2010 and 2011 were $1,106,838, $396,090 and $1,705,153, respectively.

As of December 31, 2011, 7,821,140 ordinary shares were available for future grant of awards. The Company recognized share-based compensation expenses of $1,290,446, $1,765,437 and $ 945,868 for stock option in the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $348,112 unrecognized share-based compensation expenses relating to the stock options, which is expected to be recognized over a weighted average period of 2 years.

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

The grant date fair value of a nonvested share was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become vested during the three years following the grant date from July 2007 to June 2010 based on the Company’s certain operating performance targets for the years 2008 and 2009. Based on the Company’s operating performance during 2008 and 2009, 2,886,016 and 1,443,008 shares were vested in 2009 and 2010.

The Company recognized a compensation expense of $5,310,270 and $2,655,135 for the nonvested shares in 2009 and 2010, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES—continued

2007 Equity incentive plan—continued

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

There was no share based compensation expense recognized in 2010 and 2011 after the modification date due to the new performance target of 2010 and 2011 was not achieved.

A summary of the status of the nonvested shares as of December 31, 2009, 2010 and 2011, and changes during the year ended December 31, 2011 is presented below.

		Weighted-
		average grant/	Aggregate
		modification	intrinsic
Nonvested shares	Shares	date fair value	value
At the beginning of year 2009	6,229,469	$1.84	$8,758,633
Granted	—	—	—
Vested	(2,886,016)	—	(5,520,949)
Forfeited	—	—	—

At the end of year 2009	3,343,453	$1.84	4,881,441
Granted	—	—	—
Vested	(1,443,008)	—	(2,117,855)
Forfeited	—	—	—

At the end of year 2010	1,900,445	$1.43	2,481,981
Granted	—	—	—
Vested	—	—	—
Forfeited	—	—	—

At the end of year 2011	1,900,445	$0.69	$615,744

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

14.     STOCK OPTIONS AND NONVESTED SHARES—continued

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

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $99,099 and $592,934 share based compensation cost in 2010 and 2011, respectively.

As of December 31, 2011, there was $1,087,048 unrecognized compensation cost relating to nonvested shares, which is expected to be recognized over a weighted average period of 2 years.

15.     INCOME TAXES

Hong Kong

China Finance Online, Daily Growth Securities, Daily Growth Futures, Daily Growth Wealth Management, Daily Growth Investment Services, CFO HK Genius and other five subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%.

British Virgin Islands

Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include Daily Growth Holdings and other six subsidiaries.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15.     INCOME TAXES—continued

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2011 is as follows:

PRC entities	Chinese enterprise income tax rate	Qualification for preferential tax rate
CFO Success	Full tax exemption for the year 2009 and a preferential tax rate of 12.5% from 2010 to 2012.	Software Enterprises

CFO Qicheng	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014	Software Enterprises

CFO Shenzhen Shangtong	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014	Software Enterprises

CFO Zhengning	Preferential tax rate of 10%, 11% and 12% from 2009 to 2011.	Software Enterprises

CFO Stockstar	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law

CFO Jujin	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law

CFO Newrand	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law

CFO Software	Preferential tax rate of 7.5% from 2009 to 2010; And preferential tax rate of 15% from 2011 to 2013.	HNTE

CFO Meining	Preferential tax rate of 15% from 2009 to 2013.	HNTE

CFO Genius	Preferential tax rate of 15% from 2009 to 2010; And transition tax rate 24% for 2011.	HNTE; Transition rules of EIT Law

The HNTE status obtained by CFO Software, CFO Meining and CFO Genius in 2008 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. In 2011, CFO Software and CFO Meining obtained the renewal of HNTE status.

CFO Chongzhi, CFO Zhongcheng and Shanghai Shangtong Co., Ltd. (“CFO-Shangtong”) were approved by the local tax authority in 2010 to file their income tax by adopting the “deemed-profit method”. In 2011, CFO Chongzhi and CFO Shangtong continued to adopt the method. CFO Securities Consulting was newly approved and adopted the method in 2011. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15.     INCOME TAXES—continued

PRC—continued

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

Aggregate undistributed earnings of the Company’s subsidiary located in the PRC that is available for distribution to the Company of approximately $1,146,694 at December 31, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately US$3,594,751 at December 31, 2011. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2009	2010	2011
Current	$(471,120)	$(362,861)	$(662,114)
Deferred	917,284	99,475	(3,276,319)

Total	$446,164	$(263,386)	$(3,938,433)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15.     INCOME TAXES—continued

PRC—continued

The principal components of deferred income taxes were as follows:

	December 31,
	2010	2011
Current deferred tax assets:
Deferred revenue—current	$2,785,595	$2,545,361
Accrued expenses and other liabilities	828,746	248,113
Unrealized Loss on short-term investments	—	5,728
Net operating loss carrying forwards	19,779	—

	3,634,120	2,799,202

Less: valuation allowance	—	(2,165,524)

Total current deferred tax assets	3,634,120	633,678

Non-current deferred tax assets:
Deferred revenue—non-current	$1,680,936	$985,439
Net operating loss carrying forwards	4,038,354	6,922,639

	5,719,290	7,908,078

Less: valuation allowance	(4,038,354)	(7,424,375)

Total non-current deferred tax assets	$1,680,936	$483,703

Current deferred tax liabilities:
Account receivable and other assets	—	(45,333)

Total current deferred tax liabilities	$—	$(45,333)

Non-current deferred tax liabilities:
Intangible assets	$(966,689)	—

Total non-current deferred tax liabilities	$(966,689)	$—

A valuation allowance of $4,038,354 and $9,589,899 was established as of December 31, 2010 and 2011, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2011, operating loss carry forwards includes approximately $22.9 million which will expire by 2016, and $10.2 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

15.     INCOME TAXES—continued

PRC—continued

Reconciliation between total income tax expense (benefit) and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2009	2010	2011
Income (loss) before tax	(6,668,038)	1,897,545	(15,525,522)
Income tax expense calculated at 25%	(1,667,010)	474,386	(3,881,381)
Effect of tax holiday	(2,547,191)	(4,208,756)	(2,155,424)
Effect of income tax rate difference in other jurisdictions	173,369	184,062	(203,633)
Non-deductible expenses	3,061,224	2,718,810	4,950,474
Non-taxable income	(960,197)	(611,009)	(40,165)
Change in valuation allowance	1,493,641	1,705,893	5,268,562

Income tax expense (benefit)	(446,164)	263,386	3,938,433

During the years ended December 31, 2009, 2010 and 2011, if the China Finance Online’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $2,547,191, $4,208,756 and $2,155,424, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.02, $0.04 and $0.02 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

Since September 2010, the relevant tax authorities of the Group’s subsidiaries and VIEs have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2006 to 2011 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

16.     AMERICAN DEPOSITARY SHARES (“ADS”) PLAN

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

17.     REPURCHASED SHARES

In year 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In year 2007, the Group granted 10,558,493 nonvested shares to employees out of the repurchased shares. Therefore there were 149,537 repurchased shares at the end of 2007. In year 2008 and 2009, 95,950 and 750 repurchased shares were used for options exercised by employees, respectively. Therefore, the number of the remaining repurchased share as of December 31, 2009, 2010 and 2011 was 52,837, 52,837 and 52,837, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

18.     NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2009	2010	2011
Net income (loss) attributable to China Finance Online Co. Limited	$(6,219,743)	$1,960,122	$(19,326,909)

Weighted average ordinary shares outstanding used in computing basic net income per share	105,203,564	108,247,552	108,961,642
Plus: Incremental shares from assumed conversions of stock options and nonvested shares	—	5,877,470	—

Weighted average ordinary shares outstanding used in computing diluted net income per share (note)	105,203,564	114,125,022	108,961,642

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$(0.06)	$0.02	$(0.18)

- diluted	$(0.06)	$0.02	$(0.18)

As of December 31, 2010, 767,083 options and zero nonvested shares were excluded in computation of diluted net income per share, respectively, because their effects were anti-dilutive. For the years ended December 31, 2009 and 2011, 10,834,298 options and 3,343,453 nonvested shares, and 11,994,698 options and 1,900,445 nonvested shares were anti-dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

19.     MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $3,228,517, $3,898,237 and $4,788,471 for the years ended December 31, 2009, 2010 and 2011 respectively.

20.     NONCONTROLLING INTEREST

	CFO Securities	Daily Growth
	Consulting	Holdings	Total
Balance as of December 31, 2008	—	—	—
Acquisition of CFO Securities Consulting (Note 3)	261,660	—	261,660
Net loss	(2,131)	—	(2,131)

Balance as of December 31, 2009	259,529	—	259,529
Acquisition of noncontrolling intetres of CFO Securities Consulting (Note 3)	(5,233)	—	(5,233)
Share-based compensation of Daily Growth Holdings (Note 14)	—	14,865	14,865
Net loss	(254,296)	(71,667)	(325,963)

Balance as of December 31, 2010	—	(56,802)	(56,802)
Share-based compensation of Daily Growth Holdings (Note 14)	—	88,940	88,940
Net loss		(137,046)	(137,046)

Balance as of December 31, 2011		(104,908)	(104,908)

21.     COMMITMENTS

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2009, 2010 and 2011 were $2,970,407, $3,067,950 and $3,286,547, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2012	5,220,981
2013	516,497
2014	99,083

Total	$5,836,561

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22.     SEGMENT AND GEOGRAPHIC INFORMATION

The Group has two operating segments (1) online financial data subscription service and other related services, (2) brokerage service. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group’s chief executive officer has been identified as the chief operating decision makers. The Group’s chief operating decision maker direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group’s operating segments:

For the year ended December 31, 2011

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated
Net revenues	$49,468,401	$3,539,664	$53,008,065
Cost of revenues	8,462,096	308,521	8,770,617
Operating expenses:
General and administrative	8,319,593	2,908,039	11,227,632
Product development	13,313,635	—	13,313,635
Sales and marketing	20,714,263	623,536	21,337,799
Loss from impairment of intangible assets	3,949,420	128,664	4,078,084
Loss from impairment of goodwill	12,195,398	1,267,826	13,463,224

Total operating expenses	58,492,309	4,928,065	63,420,374

Government subsidies	265,016	—	265,016
Loss from operations	$(17,220,988)	$(1,696,922)	$(18,917,910)

Total assets	$106,811,438	$53,165,245	$159,976,683

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22.     SEGMENT AND GEOGRAPHIC INFORMATION—continued

For the year ended December 31, 2010

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated
Net revenues	$56,712,796	$3,003,246	$59,716,042
Cost of revenues	8,098,809	398,336	8,497,145
Operating expenses:
General and administrative	10,976,571	2,231,766	13,208,337
Product development	13,027,879	—	13,027,879
Sales and marketing	25,241,232	1,749,861	26,991,093

Total operating expenses	49,245,682	3,981,627	53,227,309

Government subsidies	514,113	—	514,113
Loss from operations	(117,582)	(1,376,717)	(1,494,299)

Total assets	147,245,516	32,845,066	180,090,582

For the year ended December 31, 2009

	Subscription
	services and
	other related	Brokerage
	services	services	Consolidated
Net revenues	$51,377,247	$2,228,630	$53,605,877
Cost of revenues	7,498,892	647,832	8,146,724
Operating expenses:
General and administrative	15,302,683	1,679,349	16,982,032
Product development	10,754,380	—	10,754,380
Sales and marketing	25,762,671	332,562	26,095,233

Total operating expenses	51,819,734	2,011,911	53,831,645

Government subsidies	567,373	—	567,373
Loss from operations	(7,374,006)	(431,113)	(7,805,119)

Total assets	137,075,374	28,534,063	165,609,437

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

22.     SEGMENT AND GEOGRAPHIC INFORMATION—continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2009	2010	2011
Subscription fees	$47,201,162	$49,518,331	$43,100,486
Advertising revenue	3,985,699	7,031,219	6,243,748
Brokerage service revenue	2,228,630	3,003,246	3,539,664
Others	190,386	163,246	124,167

Total revenue from external customers	$53,605,877	$59,716,042	$53,008,065

Substantially all of the Company’s revenues for the years ended December 31, 2009, 2010 and 2011 were generated from the PRC and Hong Kong.

As of December 31, 2009, 2010 and 2011, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

23.     STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The appropriation to these reserves by the Group’s PRC subsidiaries were $ nil, $221,679 and $118,265 in 2009, 2010 and 2011.

The balance of the statutory reserves was 5,707,477 and 5,825,742 as of December 31 2010 and 2011. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

23.    STATUTORY RESERVES AND RESTRICTED NET ASSETS—continued

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2011, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $68,704,121. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

24.    SUBSEQUENT EVENT

In January 2012, CFO Software, one subsidiary of the Company, acquired a CSRC licensed securities investment advisory firm through VIE contractual agreements for a consideration of $2,061,000. As a result of entering into the contractual agreements, the Group has the power to direct the activities of this advisory firm that most significantly affect its economic performance and the right to receive benefits from this advisory firm and hence, the Group became the primary beneficiary of this advisory firm. The group is still in the process of preparing the purchase price allocation for this transaction.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information—Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2010	2011
Assets

Current assets:
Cash and cash equivalents	$2,808,010	$2,703,639
Amounts due from subsidiaries, VIEs and VIEs’ subsidiaries	3,637,539	3,213,777
Prepaid expenses and other current assets	99,156	131,022
Dividends receivable	26,638,314	27,205,250

Total current assets	33,183,019	33,253,688

Investments in subsidiaries, VIEs and VIEs’ subsidiaries	72,211,545	58,968,066
Cost method investment	1,479,571	—
Goodwill	50,534	—

Total assets	$106,924,669	$92,221,754

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	313,903	261,874
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	710,861	1,018,731

Total current liabilities	$1,024,764	$1,280,605

Shareholders’ equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,887,883 and 110,935,383 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14,319	14,325
Additional paid-in capital	78,974,697	80,446,578
Accumulated other comprehensive income	8,030,982	10,927,248
Retained earnings (deficits)	18,879,907	(447,002)

Total shareholders’ equity	105,899,905	90,941,149

Total liabilities and shareholders’ equity	$106,924,669	$92,221,754

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of operations

(In U.S. dollars)

	December 31,
	2009	2010	2011
Cost of revenues	$—	$139,276	$43,976

Gross loss	—	(139,276)	(43,976)
Operating expenses:
General and administrative	1,071,533	760,786	1,428,893
Product development	—	53,202	75,482
Share-based compensation	6,600,716	4,420,572	945,868
Loss from impairment of goodwill	—	—	50,534

Total operating expenses	7,672,249	5,234,560	2,500,777

Interest income	4,510	2,249	1,402
Equity in earnings (deficits) of subsidiaries, VIEs and VIEs’ subsidiaries	1,469,390	6,500,738	(16,643,739)
Exchange gain (loss)	(21,394)	830,971	1,339,752
Loss from impairment of cost method investment	—	—	(1,479,571)

Net income (loss)	$(6,219,743)	$1,960,122	$(19,326,909)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Parent Company Statement of Shareholders’ Equity and Comprehensive Income

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders’	Comprehensive
	Shares	Amount	capital	income (loss)	earnings	equity	income
Balance as of January 1, 2009	110,014,433	14,206	67,340,543	6,448,078	23,139,528	96,942,355
Exercise of share options by employees	185,730	24	181,357	—	—	181,381
Exercise of share options by non-employees	50,000	7	7,993	—	—	8,000
Share-based compensation	—	—	6,600,716	—	—	6,600,716
Foreign currency translation adjustment	—	—	—	(105,313)	—	(105,313)	(105,313)
Net loss	—	—	—	—	(6,219,743)	(6,219,743)	(6,219,743)

Balance as of December 31, 2009	110,250,163	14,237	74,130,609	6,342,765	16,919,785	97,407,396	(6,325,056)

Exercise of share options by employees	637,720	82	717,175	—	—	717,257
Share-based compensation	—	—	4,420,572	—	—	4,420,572
Equity pick up from compensation of a subsidiary	—	—	84,234	—	—	84,234
Acquisition of noncontrolling interest of CFO Securities Consulting	—	—	(377,893)	—	—	(377,893)
Foreign currency translation adjustment	—	—	—	1,688,217	—	1,688,217	1,688,217
Net income	—	—	—	—	1,960,122	1,960,122	1,960,122

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	3,648,339

Exercise of share options by employees	47,500	6	22,019	—	—	22,025
Share-based compensation	—	—	945,868	—	—	945,868
Equity pick up from compensation of a subsidiary	—	—	503,994	—	—	503,994
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	—	—	—	(32,457)	—	(32,457)	(32,457)
Foreign currency translation adjustment	—	—	—	2,928,723	—	2,928,723	2,928,723
Net loss	—	—	—	—	(19,326,909)	(19,326,909)	(19,326,909)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149	(16,430,643)

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of cash flows

(In U.S. dollars, except share-related data)

	December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$(6,219,743)	$1,960,122	$(19,326,909)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	6,600,716	4,420,572	945,868
Loss from impairment of cost method investment	—	—	1,479,571
Loss from impairment of goodwill	—	—	50,534
Equity in earnings (deficits) of subsidiaries, VIEs and VIEs’ subsidiaries	(1,469,390)	(6,500,738)	16,643,739
Changes in assets and liabilities:
Prepaid expenses and other current assets	28,525	(78,804)	(31,865)
Amounts due from subsidiaries, VIEs and VIEs’ subsidiaries	(105,742)	(1,845,474)	(902,476)
Accrued expenses and other current liabilities	31,836	(53,454)	(52,029)
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	129,250	568,289	307,870

Net cash used in operating activities	(1,004,548)	(1,529,487)	(885,697)

Investing activities:
Dividend received from subsidiaries	—	—	759,301
Net cash provided by investing activities	—	—	759,301

Financing activities:
Proceeds from stock options exercised by employees	181,381	717,257	22,025
Proceeds from exercise of options granted to non-employee	8,000	—	—

Net cash provided by financing activities	189,381	717,257	22,025

Effect of exchange rate changes	(2)	2	—

Net decrease in cash and cash equivalents	(815,169)	(812,228)	(104,371)
Cash and cash equivalents, beginning of the year	4,435,407	3,620,238	2,808,010

Cash and cash equivalents, end of the year	$3,620,238	$2,808,010	$2,703,639

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.