Form 20-F
period 2012-12-31
China Finance Online Co. LTD
filed 2013-04-29
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

________________________________
(Title of Class)

*Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depository Shares each representing 5 ordinary shares pursuant to the requirements of the Securities and Exchange Commission

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,955,383 ordinary shares, par value HK$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes	[x] No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes	[x] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes	[ ] No

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[x] Yes	[ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

U.S. GAAP [x] International Financial Reporting Standards as issued by the International Accounting Standards Board [  ] Other [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[  ] Yes                                                                                    [x] No

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

•
“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004. “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and new strategies, including how we effect our goals and new strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings and upgrade our business strategies;

•	our plans to use acquisitions and investments as part of our corporate strategy;

•	our strategic transformation initiative;

•	cost-cutting initiatives and their effect on efficiency and operational performance;

•	competition in the PRC financial data and information services industry, securities investment advisory and wealth management services industry;

•	the market prospect of the online financial data and information services market;

•	the market prospect of the securities investment advisory and wealth management services markets;

•	the market prospect and competition in other business areas that we have expanded or ventured into, including without limitation, futures brokerage business;

•	performance of China’s securities markets, Hong Kong’s securities markets and global financial markets;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	our ability to retain key personnel and attract new talents;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	PRC and Hong Kong governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to securities investment advisory companies to provide advisory services on securities and related products;

•	PRC governmental policies relating to wealth management services;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011 and 2012 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

(in thousands of U.S. dollars, except per share or per ADS data)	2008	2009	2010	2011	2012
	For the year ended December 31,
Consolidated statement of comprehensive income (loss) data:
Net revenues	$56,243	$53,606	$59,716	$53,008	$29,599
Cost of revenues	(9,367)	(8,147)	(8,497)	(8,771)	(8,090)
Gross profit	46,876	45,459	51,219	44,237	21,509
Operating expenses:
General and administrative	(15,371)	(16,982)	(13,208)	(11,228)	(11,387)
Product development	(5,635)	(10,754)	(13,028)	(13,314)	(10,736)
Sales and marketing	(13,521)	(26,095)	(26,991)	(21,337)	(13,072)
Loss from impairment of intangible assets	-	-	-	(4,078)	-
Loss from impairment of goodwill	-	-	-	(13,463)	-
Total operating expenses	(34,527)	(53,831)	(53,227)	(63,420)	(35,195)
Government subsidies	437	567	514	265	76
Income (loss) from operations	12,786	(7,805)	(1,494)	(18,918)	(13,609)
Interest income	1,609	1,352	1,590	2,745	3,178
Interest expense	-	-	(142)	(248)	(518)
Exchange gain, net	1,489	2	813	1,350	72
Short-term investments income	-	41	1,138	1,032	435
Other expense, net	(169)	(258)	(7)	(7)	(634)
Loss from impairment of cost method investment	-	-	-	(1,480)	-
Income (loss) before income tax benefit (expense)	15,715	(6,668)	1,898	(15,526)	(11,076)
Income tax benefit (expense)	3,047	446	(264)	(3,938)	(884)
Purchased pre-acquisition earning	227	-	-	-	-
Net income (loss)	18,989	(6,222)	1,634	(19,464)	(11,960)
Less: net (loss) attributable to the noncontrolling interests	(31)	(2)	(326)	(137)	(105)
Net income (loss) attributable to China Finance Online Co. Limited	$19,020	$(6,220)	$1,960	$(19,327)	(11,855)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$0.19	$(0.06)	$0.02	$(0.18)	$(0.11)
-diluted	$0.17	$(0.06)	$0.02	$(0.18)	$(0.11)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic(1)	$0.96	$(0.30)	$0.09	$(0.89)	$(0.54)
-diluted(1)	$0.84	$(0.30)	$0.09	$(0.89)	$(0.54)

	As of December 31,
(in thousands of U.S. dollars)	2008	2009	2010	2011	2012

Consolidated balance sheet data:
Cash and cash equivalents	$97,544	$107,391	$106,773	$64,641	$40,906
Current working capital(2)	78,226	81,255	90,146	90,098	70,360
Total assets	141,823	165,609	180,091	159,977	121,371
Short-term loan	-	-	6,424	19,171	13,546
Deferred revenue, current	28,202	30,620	32,995	17,287	7,551
Total current liabilities	35,472	52,401	60,259	61,903	36,331
Deferred revenue, non-current	8,786	14,547	13,022	7,237	3,155
Total China Finance Online Co. limited shareholders’ equity	96,942	97,407	105,900	90,941	79,965

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.2855, which was the prevailing exchange rate on December 31, 2012. The prevailing exchange rate on April 16, 2013 was $1.00 to RMB 6.2408. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)
December 31, 2008	6.9193	7.2946	6.7800	6.8225
December 31, 2009	6.8314	6.8399	6.8201	6.8282
December 31, 2010	6.7668	6.8284	6.6227	6.6227
December 31, 2011	6.4445	6.6349	6.3009	6.3009
December 31, 2012	6.3085	6.3495	6.2670	6.2855
Most recent six months:
October 2012	6.3144	6.3449	6.2992	6.3002
November 2012	6.2953	6.3082	6.2852	6.2892
December 2012	6.2910	6.2949	6.2855	6.2855
January 2013	6.2787	6.2897	6.2691	6.2795
February 2013	6.2842	6.2898	6.2779	6.2779
March 2013	6.2743	6.2822	6.2689	6.2689
April 2013(through 16th)	6.2565	6.2674	6.2408	6.2408

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

In February 2012, CFO Genius renewed agreement with China Merchant Bank Company Limited, under which CFO Genius deposited RMB 90,500,000 (approximately US$14,398,000) with China Merchants Bank Company Limited to support CFO HK Genius’s term loan facility up to HKD 55,000,000 (approximately US$7,096,000) and revolving loan facility of HKD 44,000,000 (approximately US$5,676,000). The facilities were matured in February 2013.

In June 2011, CFO Genius extended agreement with China Merchant Bank Company Shenzhen Branch, which was entered in June 2010. Pursuant to the agreement, CFO Genius deposited RMB 91,730,000 (approximately US$14,558,000) with China Merchants Bank Company Limited Shenzhen Branch to support CFO HK Genius’s term loan facility up to HKD 50,000,000 (approximately US$6,433,000) and revolving loan facility of HKD 49,000,000 (approximately US$6,305,000).

In June 2012, CFO Genius renewed the agreement with China Merchant Bank, under which CFO Genius deposited RMB 90,921,000 (approximately US$14,465,000) with China Merchants Bank to support CFO HK Genius’s term loan facility of up to HKD 50,000,000 (approximately US$6,451,000) and revolving loan facility of HKD 49,000,000 (approximately US$6,322,000). The facilities will be matured in June 2013.

As of December 31, 2012, the outstanding loan amount drawn down by CFO HK Genius is HKD 105,000,000 (approximately US$13,546,000).

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments, including continued or further recessionary economic conditions due to the simmering European sovereign debt crisis and the fiscal cliff threat in the United States, all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also been slowed down due to various factors, including high inflation, concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

Increasing challenges in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates, the availability of hedging instruments and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.

We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products and services. Such demand could be affected by the level of trading activities in China’s securities markets. During the past several years, China’s securities markets remained sluggish in general. The benchmark Shanghai Stock Exchange Composite Index, or the SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. On December 4, 2012, the SSE Composite Index plumbed a four-year low of 1,949.46 points. In addition, irregular activities involving China’s securities markets, including, without limitation, insider trading, large-scale selling shares by executive officers of newly listed companies, over issuance of IPOs and inadequate legal protections of individual investors, have become increasingly intense in recent years and resulted in market weakness and decreased investor confidence in China’s securities markets. Any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

The China Securities Regulatory Commission, or the CSRC, officially approved the trial margin trading and short selling rules at Shanghai and Shenzhen Stock Exchanges in late 2011, which indicates that margin trading and short selling have become the regular trading activities within China’s securities market. It is possible that these hedging instruments could cause increased volatility in China’s securities market, which, in turn, may have a negative impact on Chinese investors’ participation in the securities market, and materially and adversely affect our business.

Downturns, disruptions and volatility in Hong Kong securities markets and global financial markets, and increasing challenges in the business, economic and market conditions that could affect investors’ investments in Hong Kong securities markets and global financial markets could have a material and adverse impact on our business in the future.

We provide a diversified portfolio of brokerage and information service to our clients in connection with their investment in Hong Kong securities market and global financial markets through our subsidiaries in Hong Kong. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ participation in Hong Kong’s securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2011, the Hang Seng Index had a decrease of 19.97% for the year, falling from 23,035.45 points on December 31, 2010 to 18,434.39 points on December 30, 2011, and returned to 22,656.92 on December 31, 2012. Despite the gradual pick-up of the HSI, investors’ confidence remains weak. As of December 31, 2012, the average daily turnover of the Hong Kong stock market was HK$ 53.0 million, representing a decrease of 23% as compared with the record for year 2011. Continued significant fluctuations and weakness of investors’ confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

iSTAR International Securities Co. Limited, or iSTAR Securities (formerly named Daily Growth Securities Limited), holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. iSTAR International Futures Co. Limited, or iSTAR Futures (formerly named Daily Growth Futures Limited), holds a Type 2 license and commences futures contract trading business in Hong Kong. iSTAR International Wealth Management Co. Limited, or iSTAR Wealth Management (formerly named Daily Growth Wealth Management Limited), holds a Type 4 license and engages in securities advising activities in Hong Kong. iSTAR International Credit Co. Limited, or iSTAR Credit (formerly named Daily Growth Credit Limited), holds a Money Lenders License. The securities brokerage, securities advising, futures trading, and money lending business and operations in Hong Kong are subject to extensive regulations by HKEx, Hong Kong Securities and Futures Commission, or SFC, and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on securities broker-dealer, securities advising, futures trading and money lending business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage, securities advising, futures trading and money lending business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

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

Our transition to a new business model and our recently started venture into new business areas may not be successful, we cannot assure you that each of these businesses will be profitable, which may materially and adversely affect our performance.

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for its premium individual subscription service. We are implementing a strategic transition of our core business from providing premium subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services to be added over time. In addition, we have expanded our offshore futures trading business through our Hong Kong-based subsidiary, iSTAR Futures. While securities investment advisory, wealth management and futures trading businesses have attractive market potential in China, such businesses are relatively new and the related business models are unproven. Our limited experience in new business areas that we may venture into also gives rises to higher unpredictability to our success in these new business areas. We are facing a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected. As we make the transition into taking up securities investment advisory and wealth management as our core business, our subscription revenue has started to drop immediately, in the meantime, we are uncertain when, if ever, revenues from our new areas of business will compensate for this lost revenue. If we are unable to successfully and smoothly transition into the new principal business and implement our growth strategies, or, if we fail to generate profit in more than one business areas other than our principle business, in a timely and cost-effective manner, loss of profit may occur and our overall business and financial results may suffer.

Uncertain legal regulation in our new areas of business may adversely impact our business.

Laws and regulations governing the securities investment advisory and wealth management services industries in China, currently our principle businesses, are developing and are subject to further changes. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to such industries.

We cannot assure you that we will be able to obtain or maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses requisite for our strategic transition and venture into new areas of business. Any changes in the regulatory landscape may materially and adversely affect our business.

We are facing significant competition in the securities investment advisory and wealth management services industry as we transition into the new principal business, and our operations and financial condition may suffer if we fail to compete effectively.

As a new market entrant competing in the highly competitive and fragmented securities investment advisory and wealth management services industry in China, we may not be able to compete effectively or provide a compelling service alternative for potential customers.  The securities investment advisory and wealth management services industry in China is at an early stage in development and is highly fragmented and competitive, but it provides a vast opportunity, and thus we expect competition to persist and intensify. We face competition from independent firms providing wealth management services, securities advisory and investment corporations providing securities investment advisory services, brokerage firms providing securities investment advisory services and domestic commercial banks with an in-house sales force and private banking functions. Many of our competitors, especially the brokerage firms and commercial banks, have greater financial and marketing resources than we do.  Many brokerage firms, trust companies and commercial banks we are competing with enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base, and settlement capabilities. Moreover, many of the securities investment advisory and wealth management services and product providers, such as brokerage firms, commercial banks and trust companies, are also engaged in, or may in the future engage in the distribution of wealth management products and they may benefit from the integration of wealth management products with their other services and product offerings. If we are unable to compete effectively against the existing and future competitors, our financial results will suffer.

If we are unable to hire high quality personnel for the securities investment advisory and wealth management businesses, our new business model will suffer, which may materially and adversely affect our overall business performance.

We are also facing fierce competition hiring competent licensed securities investment advisors. Highly skilled and qualified financial advisors are in high demand throughout wealth management industries in China. The total number of individuals qualified to provide securities investment advisory and wealth management services in China is limited due to the early development stage of the industry. In addition, the rate of wage inflation in most areas of the economy remains persistently high in recent years. There is no assurance that we can recruit and retain enough licensed securities investment advisors and qualified wealth management financial advisors who meet our high quality requirements to support our further growth into the new principal business, or, if we do, that the cost of doing so will permit us to realize reasonable margins. We may incur disproportional compensation, training and other administrative expenses in order to retain such recruits in light of the aggressive hiring competition from other securities investment advisory firms, brokerage firms, commercial banks and trust companies that are better situated financially for recruitment of this kind. These factors may materially and adversely affect our business and our strategy.

We may not be able to realize cost reductions in connection with the ongoing business transition and expansion into other business areas.

While we expect the overall administrative expenses in connection with employees’ compensation to decrease as part of our transition to our new principal business, we may incur higher expenses in payments to be made to outgoing employees, which will include without limitation, certain severance payment and non-compete payment obligations. As a part of our business transition and upgrade plan, we are reorganizing certain departments and staff.  The new principal business we have entered into has lower personnel demands, reflecting in fewer telephone service personnel, product and technical support staff, which will foreseeably result in lower administrative costs. However, in addition to the aforementioned immediate term obligations, in transitioning into securities investment advisory and over time wealth management businesses, we are required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. In the meantime, we have also ventured into other business areas aside from our principle business, which ventures may incur increased administrative costs and other input. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with the staffing changes and other adjustment measures we undertake during the transition period.

Ceasing providing new subscriptions of premium individual subscription service may have a chilling effect on our existing subscribers and result in lower than expected revenues, immediate-term cash refunds and possible losses.

We ceased providing new subscriptions of premium individual subscription service since April 2012 while continuing to provide on-going services to our existing subscribers until the applicable subscription terms expire. In light of the new direction we are taking our business, our existing subscribers of premium individual subscription service may start to lose confidence in the resources, the quality and the expertise we devote into these existing subscription services during the time in which we are developing our capacity in the securities investment advisory and over time wealth management services. Such existing subscribers may terminate their existing subscription with us.  As a result, revenue and deferred revenue would be reduced if we may be required to pay refunds, which will negatively impact on our financial results.

Our business could be materially and adversely affected if the stock exchanges and indexes providers from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We provide real-time stock, bond, mutual fund and financial futures quotes and other trading related information from Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE), and, we also provide delayed trading related information from Hong Kong stock market indexes from Hang Seng Indexes Company Limited (HSI). We primarily rely on contractual arrangements with SSE Infonet Ltd. which is associated with SSE, SZSE, and HSI, pursuant to which we pay fixed service fees in exchange for receiving real-time or delayed price quotes and other trading related information.

We renew our agreements with each of SSE Infonet Ltd., SZSE and HSI on an annual basis, respectively. Under these agreements, each of the three data providers can terminate its respective agreement with us if we materially breach relevant terms, such as our untimely payment of, or failure to pay, fees to these providers.  However, we cannot assure investors that we will be able to timely renew all of these business arrangements on commercially reasonable terms, or at all, after our current terms expire. In addition, we cannot assure investors that the four securities data providers will not change their current mode of providing stock information to us, change the packages of stock information authorized to us, change their current qualification requirements on the authorized information service provider, or charge us service fees substantially higher than the service fees we are currently paying. If they did so, our business, financial condition and results of operations could be materially and adversely affected. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, either of these four securities data providers may fail to deliver us reliable price quotes or other trading related information. And it would be difficult for us to obtain reliable price quotes and other trading related information from an alternative source, which could materially and adversely affect our business.

We rely on CFO Genius as the provider of all historical data and information on listed companies, bonds and mutual funds, any disruption to CFO Genius may have a material adverse effect on our business.

We have transferred to and made CFO Genius, which we acquired in September 2006, the primary source of historical data and information on listed companies, bonds and mutual funds. CFO Genius has become our primary provider of historical data and information, thereby mitigating our reliance on third-party backup providers of such historical data and information. Any problems arising in or any disruption to CFO Genius as the primary provider of historical data and information may have a material adverse effect on our business.

Our business would be adversely affected if we do not continue to maintain an effective telemarketing and customer support force or if our customer support staff fails to comply with applicable laws and regulations.

We market our service offerings through our websites, as well as through our telemarketing and customer service centers. In addition to sales and marketing functions, we depend on our customer support force to market our service offerings to our existing and potential customers and to resolve our subscribers’ technical problems. Many of our telemarketing and customer support personnel have only worked for us for a short period of time and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to maintain an effective customer support force.

The CSRC’s Provisional Regulations effective from January 1, 2011 (“Provisional Regulations”) has considerably increased requirements on pre-sales disclosure, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. The Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” promulgated by the CSRC and effective on January 1, 2013(“Circular 40”) further provide that securities investment advisory companies shall provide contact information of companies and certain reminders to clients when promoting products or providing services via the Internet, telephone or SMS.

We required our customer support staff to study and comply with these new requirements imposed by the Provisional Regulations and the Circular 40 in their work. However, we cannot assure investors that our customer support staff would fully comply with the Provisional Regulations and the Circular 40. Our business could be subject to severe penalties if the failure of our customer support staff to comply with those requirements was detected by or complained to regulatory authorities.

Our acquisitions and investments could not recognize our strategic goals, and on the contrary, result in operating difficulties, and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions and investments are important elements of our overall corporate strategy and we expect to continue to acquire and invest in companies, products, services and technologies in the future. In the past several years, we acquired certain businesses and intangible assets, including products, services, trademarks, customer relationships, users list and other assets such as CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, Stockstar Information Technology (Shanghai) Co., Ltd. ( CFO Stockstar), a leading finance and securities website in China, and iSTAR Securities, a licensed securities brokerage firm incorporated in Hong Kong through several strategic investments and acquisitions. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks that may have a material adverse effect on our financial condition and results of operation, including:

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

We face risks associated with our real estate investment in Langfang City, Hebei Province, including but not limited to, failure to obtain requisite governmental approvals for the project and failure to receive the expected return from the investment.

As disclosed in greater details under “ITEM 10. ADDITIONAL INFORMATION – C. Material Contracts.”, in order to enhance our return on cash, we invested an aggregate RMB135,000,000 for a real estate project in Langfang City, Hebei Province in March 2013. The real estate investment industry is heavily regulated and scrutinized by the PRC government. To develop a real estate project, we need to apply for various licenses, permits, certificates and approvals, including land use rights certificates, construction site planning permits, construction work planning permits, construction permits, pre-sale permits and completion acceptance certificates. We need to satisfy various requirements to obtain these approval certificates and permits. In the event that we fail to obtain the necessary governmental approvals for this project, or a serious delay occurs in the government’s examination and approval process, we may not be able to maintain our development schedule and our investment and cash flows may be adversely affected. In addition, we expect to have a satisfactory exit opportunity with respect to this real estate investment project, however, such opportunity may be hard to find within the reasonable time scope that coincides with our growth trajectory.  The ever-changing regulatory environment for the real estate investment industry also increases risks for us to realize anticipated return, all of which may have a material adverse effect on our financial condition and cash flow.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from further potential acquisitions.

In the course of our operating history, we have acquired assets and businesses, which have resulted in the recording of goodwill and/or intangible assets on our financial statements. We are required under U.S. GAAP to test goodwill for impairment at least annually or sooner if we determine there are indicators of impairment and to review our intangible assets for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and intangible assets include, but not limited to, significant adverse changes in the business climate (affecting our company as a whole or affecting any particular segment), unfavorable changes in our stock price and market capitalization, and declines in the financial condition of our business. In 2011, we have recorded a goodwill impairment loss of $13.5 million and an intangible assets impairment loss of $4.1 million associated with our subscription and brokerage business.  The carrying balance of the goodwill and acquired intangible assets has been reduced to zero as of December 31, 2011.

We performed impairment test for our goodwill and intangible assets on December 31, 2012.  There was no impairment loss of goodwill or acquired intangible assets for the year ended December 31, 2012. If we reassess our goodwill and intangible assets in the next years, or if we acquire new assets and businesses in the future, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

We face certain risks associated with our financial investment activities, including but not limited to our held to maturity bank financial products and trust products.

We explore selected investment opportunities that have financial value to us, including bank financial products that provide us with a more favorable rate of return than ordinary bank deposits.

As of December 31, 2012, we classify our purchased bank financial products as “short-term investments” held to maturity on our balance sheet, amounting to $2.6 million. Although the bank financial product are administered by a reputable financial institution, any deterioration in the financial condition of the investment project funded by our bank financial product or any deterioration in the financial condition of the financial institutions could cause significant loss to us and have a material effect on our financial condition and results of operations. In China, China Banking Regulatory Commission (the “CBRC”) prohibits the financial institutions to promise the bank financial products are risk-free or promise any sort of minimal return on these products. We cannot assure investors that we will be able to achieve an adequate rate of return and to fully collect our investment principals. In addition, our future financial investment activities will be exposed to various risks, including but not limited to credit risks, market risks, interest risks, liquidity risks, etc. If we experience significant losses in connection with our investment activities, our financial condition and results of operation may be materially and adversely affected.

Stricter securities investment advisory and wealth management regulations may materially weaken the investors’ desire to subscribe or renew subscription for our securities investment advisory and wealth management services.

The Provisional Regulations effective from January 1, 2011 and the Circular 40 effective from January 1, 2013 expressively state that the business of providing securities investment advisory or other similar service through software tools or any other terminal equipment (“securities analysis software”) should be subject to regulation by the CSRC. The Regulations on Securities Investment Funds (2012 Amended), which will take effect on June 1, 2013, further require the companies providing advisory services for investment in public funds should be registered and filed pursuant to the regulations of the CSRC.

While we have acquired requisite securities investment advisory license, in accordance with the Provisional Regulations and we will continue to devote resources to regulatory compliance, the failure to comply with such regulations could lead to adverse consequences which could materially affect our securities investment advisory business. In order to comply with the Provisional Regulations, we have considerably increased pre-sales disclosure requirements, standardized contract signing and service provisions among others. Through fully disclosing the limitation of making investment decisions based on software tool and advice provided by licensed professionals, we emphasize to clients that they must be liable to bear the risks of their own investments. Combined with the continuously sluggish stock market, customers’ desire to purchase new or renew existing products and services is increasingly and significantly weakened.

Although the Provisional Regulations benefits the healthy development of securities investment advisory business in China in the long run, such negative impact on our business is anticipated to remain in the foreseeable future.

Further, China has tightened regulations on wealth management recently. China Banking Regulatory Commission issued a Notice on Regulating Operation of Wealth Management Business in Commercial Banks on March 25, 2013 (“Circular 8”), pursuant to which, banks must clearly link wealth-management products with specific assets. Circular 8 also stipulates that banks must disclose who will ultimately use the funds and for what purposes, and that each product must be audited.

None of our group companies is a bank and therefore we are currently not subject to the provisions of Circular 8. However, we cannot assure you that China will not proceed to issue similar laws and regulations on wealth management that may become applicable to companies like us. In the event we become subject to such restrictions and regulation, our wealth management business may be materially and adversely affected.

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

If we experience frequent or persistent system failures on our websites and products due to interruptions and failures of third-party service providers we rely upon, including internet content providers and securities data providers, our reputation and brand could be severely harmed. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website and they may experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our website as not functioning properly and therefore cause them to use other methods to obtain the financial data and information services they need.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

In the past, our websites regularly serve a large number of daily unique visitors when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of our visitors has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our websites have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our websites are able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays. Therefore we may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

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

A significant barrier to confidential communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. To address such concerns, the Standing Committee of the National People’s Congress of China issued the Decisions on Strengthening the Protection of Internet Information, effective on December 28, 2012 (“Information Protection Decisions”), which prescribe detailed measures to protect confidential information transmitted via the Internet and the liabilities for violation of the provisions. If these concerns are not adequately addressed pursuant to the Information Protection Decisions and other relevant regulations, they may inhibit the growth of the Internet and other online services generally. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our websites and impede our growth.

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

Our future success is dependent upon the continued service of our key executives and employees. We rely on their expertise in our business operations. If one or more of our key executives are unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in violation of their employment agreements, we may not be able to easily replace them. In January 2013, Mr. Kiang Dalaroy, our then-Chief Strategic Officer, resigned for personal reasons. There is no disagreement between us and Mr. Dalaroy in connection with his resignation. We do not believe that Mr. Dalaroy’s resignation will have a material and adverse impact on our business and financial conditions. However, competition for qualified talent in China is intense, and the pool of qualified candidates is limited. Therefore, we have not to date identify a suitable candidate to fill the position and we cannot assure investors that we will be able to attract and retain a qualified candidate to fill in such vacancy created by Mr. Dalaroy in the near future. If we are unable to do so, our business may be adversely affected, though not materially.

Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We currently do not maintain key-man life insurance for any of our key personnel. We cannot assure investors that we will be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel that we will need to achieve our business objectives in the future. As a result, our business may be significantly disrupted and our financial condition and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Control and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in us incurring substantial costs and the diversion of resources.

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

Our results of operations may fluctuate, which makes our results difficult to predict and you should not rely on our quarterly operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our operating results including but not limited to strategic transformation initiative, cost-cutting initiative and its effect on efficiency and operational performance, potential business consolidation amidst the new regulatory environment, the market prospect of the businesses of securities investment advisory, wealth management, and the transition period to adapt to the new compliance requirements, due to a variety of factors, many of which are outside our control. Significant fluctuations in our operating results could be caused by any of the factors identified in this section, including but not limited to, our ability to retain existing clients, attract new clients at a steady rate and maintain client satisfaction; technical difficulties, system downtime or Internet failures; operators’ policies; changing customer needs, regulatory environment and market condition; seasonal trends in Internet use; wavering investor confidence that could impact our business; possible non-cash goodwill, intangible assets and investment impairment that may adversely affect our net income; the unpredictability of our strategic transformation and upgrade; general economic conditions and economic conditions specific to the Internet and wireless, financial information and services, securities investment advisory and wealth management, and the China and Hong Kong securities markets. As a result of these and other factors, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations.

The effects of war, acts of terrorism, health epidemics, natural disasters or other unforeseen wide-scale events could have a material adverse effect on our operating results and financial condition.

The continued threat of terrorism and associated heightened security measures and military actions in response to acts of terrorism has disrupted commerce and has intensified uncertainties in the U.S. and international economies. Any further acts of terrorism, a future war, a widespread natural disaster, or a health epidemic, such as the influenza H7N9, may disrupt commerce, undermine consumer confidence and lead to a further downturn in China or international economies, which could negatively impact our revenues. Furthermore, an act of terrorism or war, or the threat thereof, or any natural disaster that results in unforeseen interruptions of commerce, could negatively impact our business by interfering with our ability to obtain products from our manufacturers.

Risks relating to our corporate structure

We primarily rely on contractual arrangements with our significant PRC-incorporated affiliates and their shareholders to maintain control over our China operations indirectly. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected.

Because PRC regulations restrict our ability to provide Internet content directly in China, we rely on contractual arrangements, or VIE agreements, with our significant PRC-incorporated affiliates and their shareholders for the operation of our businesses. We have no direct equity ownership interest in these onshore affiliates. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, these entities could fail to take actions required for our business or fail to perform its obligations under these contractual arrangements.

The VIE agreements are governed by PRC law. In the event any of these significant PRC affiliates fails to perform its obligations under these contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. The uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

The VIE agreements we entered into include share pledge agreements. Under the share pledge agreements, each of Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, have pledged their equity interest in Beijing Fuhua Innovation Technology Development Co., Ltd., or CFO Fuhua to China Finance Online (Beijing) Co., Ltd, or CFO Beijing. We are in the process of registering the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities. The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. There is no assurance that we can have these equity pledges registered successfully. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entity.

If the PRC government finds that the agreements that establish the structure for operating our online financial data and information services and securities investment advisory services no longer comply with PRC government restrictions on foreign investment in the Internet content services industry, we could be subject to severe penalties.

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating financial data and information services through the Internet, to be no more than 50%.  Accordingly, foreign and wholly foreign-owned enterprises are currently not able to apply for the required licenses for operating such services in China.

We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software , CFO Stockstar, CFO Genius, Jujin Software (Shenzhen) Co., Ltd., or CFO Jujin, Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, and Fortune (Beijing) Success Technology Co., Ltd., or CFO Success, is a wholly foreign-owned enterprise under PRC law and, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

Although we believe we comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining penalties for violations of laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

VIE agreements that we have entered into with our PRC affiliates may be subject to scrutiny by the PRC tax authorities and a finding that we or our PRC affiliates owe additional taxes could substantially reduce our consolidated net income.

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

(a)
Earnings of our PRC subsidiaries that we directly own and operate inside the PRC are transferred to us by means of dividend payments. The amount of dividends paid to us by our directly owned PRC subsidiaries depends mainly on the service fees paid to them from our consolidated affiliated entities.

(b)
Earnings of our PRC subsidiaries that we indirectly hold through an intermediary Hong Kong or British Virgin Islands company are transferred to us by means of dividend payments via such intermediary company. The transfer of dividend payments from such intermediary company to us is not subject to PRC taxation or other regulatory restrictions.

(c)
Earnings of the VIEs, which we exert control via VIE contracts including without limitation exclusive technology consulting and management service agreement, exclusive purchase right agreement, power of attorney and pledge agreement, are first transferred in full (pre-tax) to our wholly foreign owned enterprise via such contractual arrangements.

However, there are restrictions under PRC laws for the payment of dividends to us by our PRC subsidiaries. For example, if our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to make payments or distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, the PRC subsidiaries are required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to fund a statutory reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50.0% of its registered capital. Consequently, each of our PRC subsidiaries is restricted in its ability to transfer a portion of its net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. In addition, PRC tax authorities may require us to amend the VIE contractual arrangements that would materially and adversely affect the ability to pay dividends and other distributions to us. The foregoing restrictions on the ability of the PRC subsidiaries to pay dividends to us could materially and adversely limit our ability to pay dividends to holders of our ADSs.

Risks relating to doing business in the People’s Republic of China

China’s economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Our significant PRC operating subsidiaries are enterprises incorporated in China and wholly owned by foreign investorsand are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, securities investment advisory and wealth management, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

The PRC government may prevent us from, and we may be subject to liability for, distributing content online that it believes to be inappropriate.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has stopped the distribution of information through the Internet that it believes violates PRC law. MIIT, the General Administration of Press and Publication, Radio, Film and Television, and the Ministry of Culture have promulgated regulations which prohibit information from being distributed through the Internet if it contains content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets.

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

Under applicable PRC regulations, we may be held liable and be subject to penalties for any content we offer or will offer through our website, including information posted on bulletin boards and online forums which we host and maintain on our website. Furthermore, we are required to delete any content we transmit through our website if such content clearly violates PRC laws and regulations. Where any content is considered suspicious, we are required to report such content to PRC governmental authorities.

It may be difficult to determine the type of content that may result in liability for us. If any financial data and information services we offer through our website were deemed to have violated any of such content restrictions, we could be forced to discontinue such services and provision of financial data and be subject to penalties, including confiscation of income, fines, suspension of business and revocation of licenses for operating online financial data and information services, which would materially and adversely affect our business, financial condition and results of operations. Moreover, if any information posted on our bulletin boards or online forums were deemed to have violated any of the content restrictions, we could be subject to similar penalties that materially and adversely affect our business, financial condition and results of operations.

If the current tax benefits we enjoy in PRC were no longer available, our effective tax rates for our PRC operations could increase.

The PRC Enterprise Income Tax Law, or the EIT Law, and its implementation regulations adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five-year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then-applicable tax laws and administrative regulations. In 2012, the five-year transitional period has ended for four of our subsidiaries, which are now subject to uniform tax rate of 25%, which materially increases our tax obligations.

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. Two of our subsidiaries have been classified as “High and New Technology Enterprises” and enjoy the preferential tax rate in 2011. And one of our subsidiaries obtained the “High and New Technology Enterprises” status in 2012. There is no assurance that they will continue to be classified as the “High and New Technology Enterprises” when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

According to Circular on Issues concerning the Implementation of Preferential Policies for Enterprise Income Tax, or Caishui Circular 69, promulgated in 2009, subject to annual verification, a qualified software enterprise established prior to January 1, 2008 may continue to qualify under the tax holidays previously granted to it as a “software enterprise”. Where the software enterprise had qualified for tax holidays before 2008, it may continue to do so with respect to its remaining tax holidays from 2008 until the expiration of such tax holidays. As of December 31, 2012, three of our subsidiaries were classified as “Software Enterprises”.  Our tax obligation will increase as these subsidiaries start to use up their tax holidays.

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

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our former independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our former auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our former auditor or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may ultimately result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.

The PRC Labor Contract Law became and was implemented on January 1, 2008. The Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. There remains significant uncertainty as to its interpretation and application by the PRC government and courts. In the event that we decide to significantly reduce our workforce, particularly in the period with sluggish prospect in securities market, the Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires employers to pay monthly compensation after such employment ends, which will increase employers’ operating expenses.

Risks relating to our shares and ADSs

Due to recent credit crisis of U.S.-listed Chinese companies caused by Chinese companies’ accounting scandals and the short selling agencies’ raider activities in the aggregate, the price of our underlying common stock might fluctuate significantly and if our stock price drops sharply, we may not satisfy the continued listing requirements of NASDAQ

Since 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the U.S. Securities and Exchange Commission. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through “reverse mergers” into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States. We believe that, although we have had effective internal controls since our listing in NASDAQ in 2004, such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock and, if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

In addition, some short selling agencies have been targeting U.S.-listed Chinese companies. Although the research reports issued by those short selling agencies regarding some U.S.-listed Chinese companies are largely meritless, targeted companies had suffered from significant fluctuations on their share prices. We cannot assure investors that we will not be the target of the short selling agencies in 2013. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2012. During the twelve-month period ended December 31, 2012, the price of our ADSs has ranged from a low of $1.02 to a high of $2.91 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

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

As of December 31, 2012, seven of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Vertex Technology Fund (III) Ltd., Ling Zhang, Jianping Lu and Harvest Capital Strategies LLC, beneficially owned, collectively, approximately 58.44% of our outstanding ordinary shares.

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

Provisions in our charter documents and certain provisions under Hong Kong law may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

•
Our articles of association provide for a staggered board, which means that certain number of our directors, not exceeding the half of the remaining directors after excluding our chief executive officer, are retired at every annual general meeting and the vacancies created by the retirement stand for election. Our chief executive officer will at all times serve as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors, making it more difficult for any potential acquirer to take control of our board in a relatively short period of time, which may discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares.

•
Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution.  Our articles of association require any shareholder who wishes to remove a director by resolutions to give us at least 120 days’ advanced of the same, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

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

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. The Hong Kong courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of U.S. securities laws, or, to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

In addition, there is no automatic statutory recognition in Hong Kong of judgments obtained in the United States. Moreover, Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result, minority public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States, whose substantial portion of assets of are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

You may be subject to limitations on transfers of your ADSs.

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

We were a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2012, which could result in adverse United States federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2012 and may be classified as a PFIC for the current taxable year unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences would apply to the U.S. Holders with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or ordinary shares.  For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company.

China Finance Online Co. Limited was incorporated in Hong Kong in November 1998. In April 2001, we launched our online financial and listed company data and information services.

In October 2004, we completed the initial public offering of our ADSs, each of which represents five of our ordinary shares, and listed our ADSs on The Nasdaq Stock Market. On January 3, 2011, our ADSs were elevated to trade on the NASDAQ Global Select Market. The NASDAQ Global Select Market is designated for public companies that meet the highest initial listing standards in the world. Inclusion in the world-class blue chip market is a significant milestone of our progress and is indicative of our commitment to high standards and good governance, and demonstrates our achievement, leadership and stature.

We acquired the website www.jrj.com.cn in April 2000 and the domain name www.jrj.com in October 2004, and commenced operating our business in March 2005. We maintain the same content under both domain names. In 2006 we acquired the website www.stockstar.com, which was established in 1996 and is one of the leading finance and securities websites in China. Also in 2006, we acquired CFO Genius, a financial information database provider primarily serving domestic securities and investment firms. CFO Genius was the first of its kind in China to provide such services at the time of its establishment in 1994. The acquisition strengthened our position in the industry and provided future opportunities to develop database products. In 2007, we acquired Daily Growth Securities Limited, (renamed iSTAR International Securities Co. Limited by February 2013), a licensed securities brokerage firm incorporated in Hong Kong, and therefore established our business outside mainland China. We currently hold 85% of the equity interests of iSTAR Securities (formerly named Daily Growth Securities ), iSTAR  Futures (formerly named Daily Growth Futures), iSTAR  Wealth Management (formerly named Daily Growth Wealth Management), and iSTAR  Investment Services Co. Limited (formerly named Daily Growth Investment Services Limited), or iSTAR Investment Services,  all of which are companies incorporated in Hong Kong and held indirectly by iSTAR Financial Holdings Limited  (formerly named Daily Growth Financial Holdings Limited). We intend that all the equity interests held or to be held by CFO Hong Kong in a financial service related business will be integrated into iSTAR Financial Holdings Limited, thereby making iSTAR Financial Holdings Limited our platform to develop financial service related business outside mainland China.  On February 10, 2012, we incorporated another Hong Kong subsidiary under iSTAR Financial Holdings Limited, Daily Growth Credit Limited, which was renamed iSTAR International Credit Co. Limited on January 22, 2013.

Based on our assessment of changes in customer demand, market and regulatory environments and industry outlook, the Board of Directors decided upon the following strategic transition. Beginning in April 2012, as we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for its premium individual subscription service. We have started targeting unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services.

B. Business overview.

Overview:

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiary, iSTAR Finance, the Company provides securities and futures brokerage services in Hong Kong.

Leveraging on its robust internet capabilities and considerable registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Beginning in April 2012, we have begun to implement a strategic transition to shift our core business focus to providing securities investment advisory services to individual investors and, overtime, to expand our business into wealth management services. During this transition period, we continue to offer basic versions of paid individual subscription services to our existing subscribers. However, we no longer accept new paid subscribers or renewals for our premium individual subscription service as we have begun to target unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time, wealth management services.

Cost reduction associated with the transition will help offset losses in revenues and mitigate the loss of cash flow to a certain extent. We plan to implement additional cost-cutting initiatives to increase efficiency and improve operational performance. Deferred revenues will continue to be realized on outstanding premium individual subscriptions. We intend to preserve our cash balance as ample cash is critical for ensuring the success of the strategic transition.

New businesses such as securities investment advisory and other wealth management services are developing in accordance with our current business plan. The Company does not expect these areas to contribute material revenues immediately. During this transition period, we are no longer providing financial or operational guidance.

In addition to investment advisory services, the Company, through its subsidiary, CFO Genius, provides financial information database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through one of its subsidiaries, iSTAR Finance, the Company provides securities and futures brokerage-related services in Hong Kong.

Our service offerings are targeted at a broad range of investors in China, including individual investors who manage their own money, individual investors who entrust others to invest and financial institutions. Most, if not all, of our services and products are  tailored toward investors in China, allowing them to make informed investment decisions with respect to all of mainland China, Hong Kong and global markets’ listed company stocks, bonds, mutual funds and stock index futures based on specifications and analyses determined by the investors.

Our flagship portal sites, www.jrj.com and www.stockstar.com, are two of the most popular finance portals in China. These portals feature broad geographic coverage of well-developed regions in China. “JRJ” is the abbreviation of “Jin Rong Jie,” which translates to “the financial industry” in the Chinese language. Our website content and our research tools are the key components of our information platform. Our websites have four primary functions, namely to:

•
attract visitors and market our service offerings. The pool of registered users that are attracted by the two finance portals for information and free services forms a natural target for our brokerage services and securities investment advisory services with wealth management services to be added over time;

•	store content and serve as an integral part of our information platform;

•	serve as download platforms for our service offerings; and

•	display online advertisements.

In order to attract visitors, our websites offer a significant portion of the content free of charge. This free content includes real-time stock, bond, mutual fund, stock index futures quotes and other trading related information from the SSE, SZSE and delayed Hong Kong Stock market index from HSI. (We terminated the Market Data Vendor License Agreement with HKEx Information Services Limited in January 2013.) Through our websites, users can also participate in online forum discussions, trading simulations and bulletin boards discussions. Our two finance portals have amassed a large number of users, providing us a powerful platform to develop and advertise our revenue-generating services.

Users are not charged for visiting our websites or obtaining basic financial information such as real-time quotes and historical financial information for China’s listed company stocks, bonds and mutual funds and financial news. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through paid subscription. We categorize and process our website content through our subscription-based research tools and present data and research results to our subscribers, which allow them to make informed investment decisions.

We will leverage on our massive user base to develop securities investment advisory and overtime other wealth management services to help transition our operations from information-based to service-based platform. Our strategic goal is to leverage on our robust internet capabilities and become a leading provider of financial information and value-added financial services to high net-worth households and rising mid-class Chinese.

Our Business Sectors:

a.	Our Securities Investment Advisory and over time Wealth Management Services

Beginning in April 2012, we have begun to implement a strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services to be added over time.

With respect to the securities investment advisory services, a securities company or securities investment agency will engage a client and provide investment advice and assistance related to investing in securities and securities related products and engage in activities that will generate income through direct or indirect means. Given our advantages in stock related financial information collection, investment advisory on stock investment is our main focus.

We hold through our PRC affiliates the required licenses to provide such services. The securities investment advisory personnel providing to our clients advisory services are qualified to provide investment advice and are registered as securities investment advisers with the Securities Association of China (SAC).

We have established an investment advisory management system and compliance and risk management measures to cover and address the operational aspects of our services such as marketing, contracts, service provision and customer feedback and complaints. Based on our Company’s protocols and requirements, prior to providing to our clients any securities investment advisory services, we must understand our client’s personal and financial background, income status, securities investment experience, investment demand and risk appetite, in order to assess the client’s risk tolerance.

We provide our investment advisory services primarily through our client service center. We provide investment advice to our clients in accordance with conclusions and opinions derived from securities research reports, theoretical models and analysis.

Based on the principle of fairness, reasonableness and voluntariness, we charge our client a securities investment advisory fee based on a mutually agreed upon arrangement memorialized in contract. The investment advisory fee is calculated based on the term of service and the size of such client’s investment.

b.	Our Securities Analysis Software Business

While we transition our business from providing subscription-based services to investment advisory, we continue to provide our existing subscriber base with premium individual subscription services. We no longer accept new paid subscribers or renewal for premium individual subscription service. We continue to provide basic software and information services. To conduct our subscription services, we collect and process our website content through our research tools and provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, which allows them to make informed investment decisions with respect to China’s listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by them.

We offer subscription-based services on a single information platform that integrates data and information from multiple sources with features such as data and information search, retrieval, delivery, storage and analysis. We deliver these features using software tools and mobile handsets that we have developed, which we refer to as research tools.

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

•
Industry sector analysis. Many investors in China seek to make securities investment decision based on analyzing listed companies’ financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on commonly used performance parameters, including price-to-earnings ratios and profit margins.

•
Fundamental analysis. Historical and real-time financial information are important to investors because they provide insight into company fundamentals. This research tool integrates the historical and real-time trading information we maintain in our database, as well as fundamental financial information such as earnings-per-share, shareholding structure, business description and competition and other related data and information. Our subscribers can receive fundamental financial and trading information organized by their specifications and display these results on a graphical interface that is intuitive and easy-to-navigate.

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

•
Technical analysis. This feature allows investors to perform technical analysis on listed companies. With over 60 commonly used technical indicators and a comprehensive database of historical data and information on China’s listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on stocks listed on China’s stock exchanges.

•
Securities market data analysis. This feature provides fast and comprehensive trading data and statistical information on market transactions. With our securities market data service packages developed with Level II quotes licensed from the SSE and SZSE, our subscribers are provided with trading transparency and unique insight into a stock price’s movements, and can make more informed investment decisions.

With our screen layout and menu options, we display our research tools in an easy-to-use manner. Some of our research tools are web-based and others require download from our website and are computer-based or mobile-based. Our subscribers pay us a subscription fee for the use of our subscription services over a specified period of time, which is typically 12 months.

Although we no longer accept new paid subscribers or renewals for our premium individual subscription service since April 2012, a substantial portion of our revenue continues to be derived from annual subscription fees for our service offerings in 2012. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the service period.

Pricing policy

We price our service packages based on the research tools included and their level of comprehensiveness, as well as on market demand. Each of the securities service packages has multiple versions ranging from low end to high end with different levels of features and functionality which target various customer demands. Therefore, we focus on enhancing and upgrading the available features and functions of our research tools and continue to introduce updated versions of our service packages. We encouraged all of our users to upgrade to the latest versions of our service packages for more comprehensive services.

Customer support

Our customer support center provides our subscribers with real-time and professional support. In addition, our customer support personnel assist our subscribers to resolve their technical problems, as well as perform sales and marketing roles. We have an in-house training program for our customer support personnel, which include training courses on China’s securities markets, our service features and functionalities, technical problem solving skills and general customer service guidelines.

c.	Our Advertising Business

We believe that our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2012, revenues from advertising-related services represented approximately 16% of our total net revenues, and online advertising was not part of our core business.

d.	Our Institutional Subscription Business

Shenzhen Genius Information Technology Co. Ltd. (“CFO Genius”) was founded in 1994. It was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd.

CFO Genius develops financial database and data terminal products for financial institutions and research academics based on cutting-edge design concepts, with the support of strategic partnership with well-known universities, government agencies, stock exchanges, financial institutions, and other third-party vendors.

Since the first database product for institutional investors was launched in 1995, CFO Genius has provided professional and efficient database to hundreds of securities firms, mutual-fund companies, banks, insurance companies, research institutions and government agencies. CFO Genius has built a high-caliber and innovative professional R&D teams, with extensive experience in database, investment and operations.

Focusing on “continuous self-improvement”, CFO Genius will continue to drive the development of China’s financial database industry, to establish industry standard and to build one of the most powerful brand in China’s financial database industry.

e.	Our Hong Kong Securities and Futures Brokerage Business

With the acquisition of Hong Kong-based iSTAR Securities (formerly named Daily Growth Securities Limited) in November 2007, a licensed securities brokerage firm, we provide certain brokerage and related services to our customers who invest in stocks listed on HKEx. iSTAR Securities is regulated by HKEx and SFC. In 2012, brokerage and related services provided by iSTAR Securities and iSTAR Futures represented approximately 13% of our total net revenues.

By February 2013, the Company formally rebranded Daily Growth as iSTAR Finance to serve as our platform for developing financial services outside mainland China. iSTAR Finance has obtained Hong Kong SFC (Securities and Futures Commission) licenses to engage in securities trading, futures trading and securities advising services. In addition to the Hong Kong market, iSTAR Finance will also focus on securities and futures contract trading on overseas securities and futures exchanges so as to provide global trading and investment solutions to our clients.

Sales and Marketing

We market our service offerings through our websites and our customer support personnel. Our websites provide detailed descriptions of our service offerings while our customer support personnel are available to explain various features of our offerings and provide investment advisory services directly over the phone. Customer support is also available to provide assistance on technical problems to our users.

In connection with our transitioning subscription services, which we are currently undergoing a transition away from providing such services, we continue to charge our existing subscribers a subscription fee for the use of our service packages over an agreed-upon service period, which is typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us. We do not take any credit risk of our subscribers.

Research and Development

We expect product development to remain an important part of our business as the online financial information and services industry in China becomes increasingly sophisticated. In order to remain competitive, we place significant emphasis on refining and upgrading our information platform, and on creating new and innovative features to meet the changing needs of our customers. Our research and development team works as an integral part of our overall service offering efforts. For example, we require our product development team to conduct frequent meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our research and development team also works closely with our customer support team to develop features and content based on user feedback.

Competition

We face competition in many aspects of our business. New business ventures such as securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The key challenges we face include the following:

•	competition from securities advisory and investment corporations providing securities investment advisory services;

•	competition from brokerage firms providing securities investment advisory services or futures brokerage services;

•	competitions from commercial banks; many commercial banks rely on their own wealth management arms and sales force to distribute their products;

•	competition from brokerage firms, trust companies, mutual fund companies which are also engaged in, or may in the future engage in the distribution of wealth management product and services offerings;

•	competition from independent wealth management service providers; and

•	competition in hiring competent securities investment advisory personnel.

With respect to our information services, the number of competitors providing online financial news and information, has increased since we commenced operations. Competition is intensifying among companies that provide security analysis software despite the declining market demand. As a result, the security analysis software industry is showing signs of over-capacity. Sales of many companies started to stall or decline and profit margins continue to be squeezed. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

•	Publishers and distributors of traditional media, including print, radio and television as well as radio and television programs and news programs focused on financial news and information;

•	Internet portals providing information on business, finance and investing;

•	Financial information web pages offered by websites;

•	Stock research software vendors, especially those that develop and market stock research software through stock brokerage companies;

•	Stock brokerage companies, especially stock brokerage companies with online trading capabilities; and

•	Other companies that provide similar products and services as ours.

Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, market acceptance of our services, pricing and sophistication of our analytical tools, ease of use of our information platform and the effectiveness of our sales and marketing efforts.

In addition, lack of substantial barriers to entry have historically enabled certain unqualified companies and low-quality products to compete with us in the market. Certain unlicensed participants supplied counterfeit, illegal or low-quality and inferior products or services under our name. Such unlawful acts not only distorted market order, but also negatively impacted our reputation and materially and adversely affect our future developments. Despite their long-term positive effects on standardizing industry practices and creating a more transparent and trustworthy environment, regulatory requirements effective since January of 2011 have increased companies’ compliance costs. The resultant increase in expenses is becoming apparent across the industry.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 163 software copyrights as of December 31, 2012, each of which has been registered with the National Copyright Administration of the PRC.

We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 29 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and one trademark registered and four in the process of registering in Hong Kong as of December 31, 2012.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT (Ministry of Industry and Information Technology);

•	CSRC (China Securities Regulatory Commission);

•	CBRC (China Banking Regulatory Commission);

•	Ministry of Culture;

•	General Administration of Press and Publication (National Copyright Administration);

•	National Development and Reform Commission (NDRC);

•	SAIC (State Administration of Industry and Commerce);

•	Ministry of Public Security;

•	Ministry of Commerce; and

•	State Administration of Radio Film and Television

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business.  And our businesses in the Hong Kong are subject to regulations by HKEx, Hong Kong Securities and Futures Commission, or SFC, and Hong Kong Police Force, which are discussed below.

Regulation of securities investment advisory

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

The CSRC has adopted a series of rules regulating the methods of providing securities investment advisory to the public, including without limitation Tentative Provisions for Issuance of Securities-related Research Reports (2010), Tentative Provisions for Securities Investment Consultancy Business with Membership System (2005), Rules on Strengthening the Broadcast Management of Information related to Securities and Futures (1997). Those rules established the requirements on companies engaged in securities investment advisory business to set up branches in China, required securities investor advisors to disclose any conflict of interest and set up firewall measures internally, and prohibited securities investor advisor from disseminating the information related to securities investment on TV channels or radio programs without the approval by the CSRC and the State Administration of Radio Film and Television.

The Provisional Regulations promulgated by the CSRC in October 2010 and effective as of January 1, 2011 require that securities investment advisory providers obtain a license.

The CSRC issued the Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” (“Circular 40”). Pursuant to Circular 40, the sale or provision of “Securities Analysis Software” to the investors to directly or indirectly obtain economic benefits shall be deemed as engagement in securities investment advisory business, and any institution or individual engaging in such business shall be licensed by the CSRC and obtain the securities investment advisory qualifications.

We have obtained such license in accordance therewith to provide securities investment advisory services which assist in clients’ investment decision-making process to its individual and corporate clients. CFO Newrand Training owns an investment education license issued by the Shenzhen Bureau of Education.

Regulation of securities brokerage, futures brokerage, securities investment advisory and money lending businesses in Hong Kong

iSTAR Securities, regulated by HKEx and SFC, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. iSTAR Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. iSTAR International Wealth Management, regulated by the SFC, holds a type 4 license, which allows it to engage in securities advising activities in Hong Kong. iSTAR Credit, holds a Money Lenders License, regulated by Hong Kong Police Force.

Regulation of wealth management business

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

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, according to which, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

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

CFO Fuhua’s and CFO Meining’s ICP licenses expressly state that, in relation to their Internet content provision, among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column,” or provide such information under the express heading of “news.” On September 25, 2005, State Council Information Office and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of Internet news information services and defined such news information as general news information. It further required that ICPs that provide Internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.

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

Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our domain names, www.jrj.com and www.stockstar.com, with the ICANN and obtained a certificate for this domain name. ICANN is an internationally organized, non-profit corporation that is responsible for Internet Protocol (IP) address space allocation, protocol identifier assignment, generic (gTLD) and country code (ccTLD) Top-Level Domain name system management, and root server system management functions.

Regulation of website name

On October 1, 2004, the Administrative Rules on Filing of Commercial Websites for Records were promulgated by the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC to replace the Implementing Measures of the Temporary Administration Rules on Filing of Commercial Website for Record promulgated by the Beijing AIC on September 1, 2000. According to The Administrative Rules on the Filing of Commercial websites, websites must comply with the following requirements:

  •   filing with the Beijing AIC and obtain electronic registration marks;

  •   placing the registration marks on their websites’ homepages; and

  •   registering their website names with the Beijing AIC.

CFO Fuhua and CFO Meining have registered website names, “JRJ Investment and Finance Network” and “Stockstar” with, and received electronic registration marks from Beijing AIC.

Regulation of privacy protection

PRC law does not prohibit ICPs from collecting and analyzing personal information from their users. The Standing Committee of the National People’s Congress issued the Decisions on Strengthening the Protection of Internet Information, effective on December 28, 2012 (“Information Protection Decisions”), pursuant to which, ICPs may collect users’ personal information with the principals of legality, legitimacy and necessity and shall be consented by the users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. The Information Protection Decisions prohibit ICPs from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an ICP violates these regulations, MIIT or its local offices may impose penalties (including fines, confiscation of revenues, revocation of permits, shut down of websites and criminal penalties, as appropriate) and the ICP may be liable for damages caused to its users.

Regulation of online advertising

The PRC government regulates advertising, including online advertising, principally through the State Administration for Industry and Commerce, although there are no national PRC laws or regulations specifically regulating online advertising business. Under the Rules for Administration of Foreign-Invested Advertising Enterprise, promulgated by the State Administration for Industry and Commerce and the Ministry of Commerce in March 2004 and amended in October 2008, foreign investors are permitted to own equity interests in PRC advertising companies. However, foreign investors of wholly foreign-owned and joint venture advertising companies are required to have at least three years and two years, respectively, of direct operations in the advertising industry outside of China. Since we have not been involved in advertising outside of China for the required number of years, we cannot hold equity interests in PRC companies engaged in advertising business directly.

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

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2012:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Stockstar Information Technology (Shanghai) Co., Ltd.	PRC	100%
iSTAR Financial Holdings Limited	BVI	85%
iSTAR International Securities Co. Limited	Hong Kong	85%
iSTAR International Futures Co. Limited	Hong Kong	85%
iSTAR International Wealth Management Co. Limited	Hong Kong	85%
iSTAR International Investment Services Co. Limited	Hong Kong	85%
iSTAR International Credit Co. Limited	Hong Kong	85%
Hong Kong Genius Information Technology Co., Ltd.	Hong Kong	100%
_____________________
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

The exercise price of the option will equal the total principal amount of the loan lent by us to Zhiwei Zhao and ~~J~~un Wang under their loan agreements to purchase their respective equity interest in CFO Fuhua, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Zhiwei Zhao and Jun Wang. We may choose to pay the purchase price payable to Zhiwei Zhao and Jun Wang by canceling our loans to Zhiwei Zhao and Jun Wang.

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

We entered into contractual arrangements with our affiliates including significant affiliates such as Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”), Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”), Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) and Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”) and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. Samples of the complete set of form VIE agreement are listed as exhibits.

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 3735 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 3,232 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 1,927 square meters. Our subsidiaries that locate in Hong Kong lease approximately 586 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

Our net revenues decreased by 44.2% to $29.6 million in 2012 from $53.0 million in 2011. The net loss attributable to China Finance Online Co. Limited was $11.9 million in 2012. For subscription services provided to individual investors, we receive subscription fees at the beginning of the subscribers’ subscription periods. Revenues from the subscription fees are deferred and recognized ratably over the subscription periods. Our deferred revenues were $10.7 million as of December 31, 2012, compared to $24.5 million as of December 31, 2011.

Our principal capital expenditures for 2010, 2011 and 2012 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $0.9 million, $0.7 million and $0.8 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

•	global macroeconomic uncertainties, as well as the overall performance of China’s economy;

•
the strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services to be added over time;

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

•
other tax incentives we receive from PRC tax authorities resulting from CFO Success, , CFO Qicheng, and Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”) being the “Software Enterprises”; CFO Software, Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”) and CFO Genius being the “High and New Technology” companies;

•	our cost structure, including, in particular, our cost for raw data, bandwidth costs and personnel-related expenses;

•	the desirability of our service packages relative to other products and offerings available in the market;

•
our ability to benefit from the acquisition of CFO Stockstar, CFO Genius, iSTAR Securities and the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Chongzhi, CFO Chuangying, and CFO Securities Consulting and other VIEs; and

•	PRC regulatory policies.

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

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $4.8 million in 2012, representing a 22.3% decrease from the $6.2 million contributed in 2011. Revenues from advertising accounted for 16.4% of our net revenues in 2012. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2012. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $1.3 million in revenue for VAT refunds in 2012. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

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

Registered user accounts refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered users who subscribe for a fee to one or more of our subscription-based services offered by either www.jrj.com or www.stockstar.com by downloads or through mobile devices.  Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China’s listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential subscribers. As users frequent our websites and rely on our offerings, we expect that a number good percentage of them will opt to purchase and many of them have purchased our subscription services. A substantial portion of our revenues are currently derived from our subscription services. Registered user accounts refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered users who subscribe for a fee to one or more of our subscription-based services offered by either www.jrj.com or www.stockstar.com by downloads or through mobile devices.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We pay business tax in the PRC on revenues from mobile value-added services included in our subscription services.

Before January 1, 2012, our advertising-related revenues in Shanghai were subject to business tax. Effective as of January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the “Pilot Program”) for certain industries in Shanghai.  On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues started to be subject to VAT tax. Our advertising- related revenues and certain subscription revenues are recognized after deducting VAT and other related surcharges.

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31,
	2010	2011	2012

Subscription fees	$49,518,331	$43,100,486	$20,826,995
Advertising revenue	7,031,219	6,243,748	4,848,622
Brokerage service revenue	3,003,246	3,539,664	3,817,762
Others	163,246	124,167	106,107
Total revenue from external customers	$59,716,042	$53,008,065	$29,599,486

Cost of revenues

A large portion of costs of revenues are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites.  Cost of revenues accounted for 17% and 27 % of our net revenues in 2011 and 2012, respectively.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees are the largest component of our cost of revenues, constituting 34% of our cost of revenues in 2012.

Cost of raw data. Our cost of raw data consists of fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, and regard to the level of use, for a term, typically less than three years, depending on the provider. Our cost of raw data is likely to be our most variable element of cost of revenues. Our cost of raw data is expected to increase:

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

Stock option plan and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of December 31, 2012, selected employees have been granted options with a right to purchase an aggregate 21,917,328 ordinary shares under the 2004 Plan, an aggregate 5,879,680 ordinary shares have been forfeited and returned to the option pool as a result of resignation of employees, and an aggregate 11,650,840 ordinary shares remain available for future grants under the 2004 Plan.

On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for another three years ending on December 31, 2012. Based on the Company's operating performance during 2008 and 2009, 8,658,048 shares were vested as of December 31, 2010.

On November 1, 2010, iSTAR Financial Holdings granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of iSTAR Financial Holdings to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of iSTAR Financial Holdings to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, iSTAR Financial Holdings and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including iSTAR Securities, iSTAR Futures, iSTAR Investment Services, iSTAR Wealth Management, CFO HK Genius and other six subsidiaries, are subject to the uniform tax rate of 16.5% in Hong Kong for the year ended December 31, 2012. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2010, 2011 and 2012, the income tax expenses charged in Hong Kong are nil, $159,000, and $293,003 respectively.

PRC Enterprise Income Tax

As of December 31, 2012, our wholly owned subsidiaries and variable interest entities, CFO Success, CFO Qicheng and CFO Shenzhen Shangtong, are classified as “Software Enterprises”. CFO Success enjoyed exemption from enterprise income tax for 2008 and 2009, and a preferential enterprise income tax rate of 12.5% from 2010 to 2012. CFO Shenzhen Shangtong and CFO Qicheng enjoy exemption from enterprise income tax for 2010 and 2011, and a preferential enterprise income tax rate of 12.5% from 2012 to 2014. In March 2009, the local tax authority published a guideline on EIT law. According to the new implementation details, CFO Zhengning, designated as “Software Enterprises”, obtained from the relevant local tax authority a 50% reduction of its transitional tax rate, which would be subject to income tax at the rate of 12.5% before the guideline came in force. CFO Zhengning enjoys a reduced tax rate of 10%, 11% and 12% for 2009, 2010 and 2011, respectively, and an eventual transition to the standard 25% in 2012.

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise’s qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The “High and New Technology Enterprises” qualification is valid for a term of three years and is subject to application for renewal thereafter.

In 2008, CFO Software, CFO Genius and CFO Meining were designated by relevant government authorities as “High and New Technology Enterprises”. CFO Software enjoyed a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoyed a preferential enterprise income tax rate of 15% from 2008 to 2010. In 2011, each of CFO Software and CFO Meining renewed its status and is enjoying a preferential tax rate of 15% for an additional three years from 2011 to 2013. In addition, CFO Genius enjoys a reduced tax rate of 24% in 2011. In 2012, CFO Genius obtained the HNTE status and enjoyed a preferential tax rate of 15% from 2012 to 2014.

Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and an transitioned to the standard 25% in 2012.

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

Transition from Business Tax to Value Added Tax

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the “Pilot Program”), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing.

With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at rates ranging from 3% to 6%. Our advertising- related revenues and certain subscription revenues were recognized after deducting VAT and other related surcharges.

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31 2012.

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

We also derive commission from brokerage services provided by iSTAR Securities and iSTAR Futures, which buy or sell securities and future contracts on their customers’ behalf. The commission income is recognized on a trade date basis as transactions occur.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to doing business in the People’s Republic of China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income"

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

The fair values of our option awards granted to employees were estimated on the date of grant using Black-Scholes option-pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected volatility,  risk-free interest rate,  expected option life, expected dividend yield and exercise price. Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options. The dividend yield was estimated by the company based on its expected dividend policy over the expected term of the options. Options are generally granted at an exercise price equal to the fair market value of the company's shares at the date of grant.

For options granted prior to 2011 the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies. The Company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. We used the simplified method to estimate the expected life.

For option granted from 2011 and on, the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the company over the past years. The expected life was estimated based on historical information.

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

In 2012, the Group made a cost method investment. The carrying amount of the cost method investments was $802,202 as of December 31, 2012. Following an independent valuation performed by American Appraisal China Limited, there was no impairment of the Group’s cost method investment.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test.  The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit's goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit. During the third quarter of 2011, we determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. We performed an assessment of the carrying value of goodwill as of September 30, 2011. Based on that assessment, we concluded that goodwill allocated to the Northern China and Hong Kong Reporting Units were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years. In the fourth quarter of 2011, we realized our operating environment has undergone profound structural changes and decided upon a strategic transition since starting from April 2011, that we will implement a strategic transition of our core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. We evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes, and concluded that goodwill allocated to the Eastern China and Southern China Reporting Units were fully impaired as of December 31, 2011 because the estimated growth rates and profit margins for future periods were expected to be substantially lower than that of prior years.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Based on our assessment, we recorded nil, $1,042,819 and nil impairment losses in relation to intangible assets with indefinite life for the years ended December 31, 2010, 2011 and 2012, respectively due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit in 2011:

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were nil, 3,035,265 and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2010, 2011 and 2012.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2010		2011		2012
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$61,408	102.8%	$54,487	102.8%	$30,239	102.5%
Business tax	(1,692)	(2.8)	(1,479)	(2.8)	(640)	(2.2)
Net revenues	59,716	100.0%	53,008	100.0%	29,599	100.0%
Cost of revenues	(8,497)	(14.2)	(8,771)	(16.5)	(8,089)	(27.3)
Gross profit	51,219	85.8	44,237	83.5	21,510	72.7
Operating expenses:
General and administrative	(13,208)	(22.1)	(11,228)	(21.2)	(11,387)	(38.5)
Product development	(13,028)	(21.8)	(13,314)	(25.1)	(10,736)	(36.3)
Sales and marketing	(26,991)	(45.2)	(21,337)	(40.3)	(13,072)	(44.2)
Loss from impairment of intangible assets	-	-	(4,078)	(7.7)	-	-
Loss from impairment of goodwill	-	-	(13,463)	(25.4)	-	-
Total operating expenses	(53,227)	(89.1)	(63,420)	(119.6)	(35,195)	(118.9)
Government subsidies	514	0.9	265	0.5	76	0.3
Loss from operations	(1,494)	(2.5)	(18,918)	(35.7)	(13,609)	(46.0)
Interest income	1,590	2.7	2,745	5.2	3,178	10.7
Interest expense	(142)	(0.2)	(248)	(0.5)	(518)	(1.8)
Exchange gain, net	813	1.4	1,350	2.5	72	0.2
Short-term investment income	1,138	1.9	1,032	1.9	435	1.5
Other expense, net	(7)	-	(7)	-	(634)	(2.1)
Loss from impairment of cost method investments	-	-	(1,480)	(2.8)	-	-
Income (loss) before income taxes benefit (expense)	1,898	3.2	(15,526)	(29.3)	(11,076)	(37.4)
Income tax expense	(264)	(0.4)	(3,938)	(7.4)	(884)	(3.0)
Net income (loss)	1,634	2.7	(19,464)	(36.7)	(11,960)	(40.4)
Less: net loss attributable to noncontrolling interests	(326)	(0.5)	(137)	(0.3)	(105)	(0.4)
Net income (loss) attributable to China Finance Online Co. Limited	$1,960	3.3%	$(19,327)	(36.5%)	$(11,855)	(40.1%)

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Our gross revenues decreased by 44.3% from $54.5 million in 2011 to $30.2 million in 2012. For our subscription business, individual customers pay the entire subscription fee upfront in cash for services to be received over a specified period of time, typically 12 months. Such subscription fees are recognized as net revenues ratably over the service period, and those that have not been rendered at the end of a reporting period are recorded as deferred revenue in the balance sheet. Deferred revenue at the end of 2012 was $10.7 million, compared to $24.5 million at the end of 2011.

Our business taxes and related surcharges attributable to our gross revenues decreased from $1.5 million in 2011 to $0.6 million in 2012, primarily due to the decrease in volume of our revenues and the Pilot Program. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 44.3% to $29.6 million in 2012 from $53.0 million in 2011. This decrease was mainly due to a decrease in our net revenues derived from individual subscription business, which contributed to 60.1%, 75.8% of our net revenues respectively for 2012 and 2011. Our net revenues derived from individual subscription business decreased by 55.7% from $40.2 million to $17.8 million in 2012. The decrease was mainly due to the Group’s strategic business transition that the Group no longer accepted new paid subscribers or renewals for its premium individual subscription service, and the plunging stock market in China.

Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2012, decreased to $4.8 million in 2012 from $6.2 million in 2011.

Our net revenues derived from brokerage income increased to $3.8 million in 2012 from $3.5 million in 2011, representing 12.9% and 7.0% of total net revenues for each year.

Cost of revenues

Our cost of revenues in 2012 decreased by 7.8% to $8.1 million from $8.8 million in 2011, primarily due to the decrease of cost of raw data for our www.jrj.com and www.stockstar.com websites, and the decrease in payroll costs.

Gross profit

As a result of the foregoing, our gross profit decreased by 51.4% to $21.5 million in 2012 from $44.2 million in 2011.

Operating expenses

Our operating expenses decreased by 44.5% to $35.2 million in 2012 from $63.4 million in 2011, primarily due to the non-cash impairment loss of $17.5 million for goodwill and intangible assets recorded in 2011. Operating expenses as a percentage of net revenues decreased to 118.9% in 2012 from 119.6% in 2011.

General and administrative. Our general and administrative expenses increased by 1.4% to $11.4 million in 2012 from $11.2 million in 2011. The increase in general and administrative expenses was primarily due to the increase in professional services fees. Our general and administrative expenses as a percentage of net revenues increased to 38.5% in 2012 from 21.2% in 2011.

Product development. Our product development expenses decreased by 19.4% to $10.7 million in 2012 from $13.3 million in 2011, mainly due to the decrease in headcount related expenses. Our product development expenses increased as a percentage of net revenues to 36.3% in 2012 from 25.1% in 2011.

Sales and marketing. Our sales and marketing expenses decreased by 38.7% to $13.1 million in 2012 from $21.3 million in 2011. This was primarily due to the lower marketing expenses and sales commissions from reduced sales revenue. Our sales and marketing expenses as a percentage of net revenues increased to 44.2% in 2012 from 40.3% in 2011.

Loss from operations

Our loss from operations was $13.6 million compared to an operating loss of $18.9 million in 2011, and our operating margin decreased to negative 46.0% in 2012 from negative 35.7% in 2011.

Interest income

Our interest income increased by 15.8% to $3.2 million in 2012 from $2.7 million in 2011.

Interest expense

Our interest expense increased by 108.9% to $518,000 in 2012 from $248,000 in 2011, primarily due to the utilization of our short term loan.

Short-term investment income

Our gain from short-term investments, which are classified as trading, held-to-maturity or available-for-sale, decreased to $0.4 million in 2012 from $1.0 million in 2011.

Income tax benefit (expense)

Our income tax expense was $0.9 million in 2012 compared to an income tax expense was $3.9 million in 2011. The decrease of income tax expense primarily due to the significant increase in valuation allowance provided on deferred tax assets in 2011.

Net income / (loss) attributable to the Company

Our net loss attributable to the Company was $11.9 million in 2012 compared to a net loss attributable to the Company of $19.3 million in 2011, and our net income margin decreased to negative 40.1% in 2012 from negative 36.5% in 2011.

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2012, we had approximately $40.9 million in cash and cash equivalents. As of the same date, we recorded a $13.5 million short-term loan in our consolidation balance sheet. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts. In addition, we had short- term investments of $2.6 million as of December 31, 2012.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2010, 2011 and 2012:

	For the year ended December 31
(in thousands of U.S. dollars)	2010	2011	2012
Net cash provided by (used in) operating activities	$4,585	$(23,786)	$(29,043)
Net cash (used in) provided by investing activities	(14,376)	(32,776)	10,959
Net cash provided by (used in) financing activities	7,153	12,739	(5,669)
Net decrease in cash and cash equivalents	(618)	(42,132)	(23,735)
Cash and cash equivalents at beginning of year	107,391	106,773	64,641
Cash and cash equivalents at end of year	$106,773	$64,641	$40,906

Net cash used in operating activities for 2012 was $29.0 million, compared to net cash used by operating activities was $23.8 million in 2011. The increase of net cash used in operation activities was primarily due to the decrease in cash receipt from the sale of individual subscription business. The cash receipt from our individual subscription business was decreased about $15.0 million as a result of the decreased demand for financial information products amid a sluggish stock market in China, deteriorating global macroeconomics, as well as the continuing impact on sales due to new regulatory requirements effective from January of 2011.

Net cash used in operating activities for 2011 was $ 23.8 million, decreased about $28.4 million compared to the net cash from operating activities of $4.6 million in 2010. The decrease was primarily due to the decrease in cash receipt from the sale of services of $ 30.9 million, of which the cash receipt from our individual subscription business was decrease about $32.1 million.

Net cash provided by investing activities was $11.0 million in 2012, compared to net cash used in investing activities of $32.8 million in 2011. The increase in cash provided by investing activities was primarily due to (i) $28.3 million of the purchase of short-term investments and $36.8 million of the proceeds from sales of short-term investments in 2012, resulting in a net cash inflow of $8.5 million; (ii) the collection of $8.4 million from loans made to third parties in the previous year.

Net cash used in investing activities was $32.8 million in 2011, compared to net cash used in investing activities of $14.4 million in 2010. The increase of net cash used in investing activities was primarily due to (i) a net of 9.1 million used in the purchase of short-term investments; (ii) a loan of $9.6 million made to third parties.

Net cash used by financing activities was $5.7 million in 2012, compared to net cash provided by financing activities of $12.7 million in 2011, and the net cash provided by financing activities was $7.2 million in 2010. The variation in the cash flow of our financing activities was mainly caused by the withdrawal/payback of our short term bank loans.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2010, 2011 and 2012 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $906,000, $726,000 and $ 775,000 respectively.

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

In June 2011 and June 2012, CFO Genius renewed agreement with China Merchant Bank Company Limited. Under the renewed agreement with China Merchant Bank in 2012,CFO Genius deposited RMB90,921,000 (approximately US$14,465,000) with China Merchants Bank to support CFO HK Genius’s term loan facility up to HKD 50,000,000 (approximately US$6,451,000) and revolving loan facility of HKD 49,000,000 (approximately US$6,322,000).

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

In February 2012, CFO Genius renewed the agreement with China Merchant Bank, under which CFO Genius deposited RMB 90,500,000 (approximately US$14,398,000) with China Merchant Bank to support CFO HK Genius’ term loan of HKD55,000,000 (approximately US$7,096,000) and revolving loan of HKD44,000,000 (approximately US$5,676,000) granted at Hong Kong Wing Lung Bank.

As of December 31, 2012, the outstanding loan amount drawn down by CFO HK Genius is HKD 105 million (approximately US$13.5 million).

Capital expenditures in 2011 and 2012 have been, and our 2013 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

In order to enhance our return on cash, on March 19, 2013, we entered into a real estate investment contract with Langfang Shengshi Real Estate Development Co., Ltd. (“Langfang Developer”) and four original shareholders of Langfang Developer. Pursuant to the Investment Contract, at closing, we will invest an aggregate RMB135,000,000 in consideration for 49% of the equity interests in Langfang Developer. Langfang Developer shall use the Investment Amount to purchase a land and develop a real estate project thereon located in Langfang City, Hebei Province. This investment was funded by our current capital resources. And we don’t expect this investment has a material adverse effect to our liquidity and working capital, for the foreseeable future.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $74.1 million, or 91.8%, of our total consolidated net assets, as of December 31, 2012.

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

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2012 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$3,338,206	$2,796,567	$6,134,773
1 - 3 years	1,587,001	374,723	1,961,724
3 - 5 years	—	—	—

Apart from such premises, as of December 31, 2012, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash, cash equivalents and restricted cash as of December 31, 2012, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $3.2 million to $2.5 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2011, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $2.7 million to $1.7 million.

As of December 31, 2012, the outstanding loan amount drawn down by CFO HK Genius is HKD 105,000,000 (approximately US$ 13,546,115). The interest rate under the credit facility is equal to interest margin plus HIBOR (Hong Kong Interbank Offered Rate) for the relevant interest period. The credit facility exposes us to market risk primarily from adverse changes in interest rate. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and capital resources - Capital Resources". If HIBOR increases, we may be required to pay higher rates of interest on borrowings under its credit facility. With respect to short-term loan as of December 31, 2011, a hypothetical 1% (100 basis-point) increase in interest rates would have increased our interest expenses for the year then ended from $248,000 to $394,000. In addition, with respect to short-term loan as of December 31, 2012, a hypothetical 1% (100 basis-point) increase in interest rates would have increased our interest expenses for the year then ended from $518,000 to $653,000.

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

We have recorded foreign exchange gains of $ 72,000 in net income in 2012, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 4% and 5% against the U.S. dollar in 2010 and 2011, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2012, we had cash, cash equivalents and restricted cash of US$55.7 million (approximately RMB 350.2 million) which were denominated in RMB at the exchange of $1.00 for RMB 6.2855 and US$12.5 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $55.1 million as of December 31, 2012.

Recently issued accounting pronouncements not yet adopted.

In July 2012, the FASB issued ASU No. 2012-02 (“ASU 2012-02”), Intangibles – goodwill and other: Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect ASU 2012-02 to have a significant impact on the Group’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company does not expect the adoption to have a material impact on the Group’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	49	Chairman of the Board of Directors and Chief Executive Officer
Kheng Nam Lee(1)	65	Director
Rongquan Leng(1) (2)(3)	64	Director
Neo Chee Beng (1)(2) (3)	52	Director
Jun (Jeff) Wang	42	Director and Chief Financial Officer
___________
(1)	Member, audit committee
(2)	Member, compensation committee
(3)
Member, nominations committee
*Mr. Ling Wang, former director, resigned from the company’s Board for personal reasons in May 2012.
** Mr. Kiang Dalaroy, former Chief Strategic Officer, resigned from the company for personal reasons in January 2013.

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

Jun (Jeff) Wang joined our company as Vice President of Finance in May 2006 and has served as our Chief Financial Officer since August 15, 2006. He was appointed to serve as a member of our Board in May 2012. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

B. Compensation of directors and executive officers.

In 2012, we paid aggregate cash compensation of approximately $720,200 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer or the chief financial officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer or chief financial officer, as the case may be.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2014.

Employee’s stock option plan

The total number of ordinary shares issuable under our 2004 Plan as of December 31, 2012 is 11,650,840.

Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2012, we have a total number of 9,761,838 options that are currently vested and exercisable for ordinary shares. Under option agreements that were independent of the 2004 Plan, 1,095,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2012.

The table below sets forth the option grants made to our current and former directors and executive officers as of December 31, 2012 pursuant to the 2004 Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
	750,000	$1.426	February 22, 2010	February 21, 2020
Kheng Nam Lee	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Ling Wang 2	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Jun (Jeff) Wang 2	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
Kiang Dalaroy 1	*	$1.140	February 1, 2011	January 31, 2021

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
1	Change of Executive Officer: Mr. Kiang Dalaroy resigned as Chief Strategic Officer in January 2013.

Equity Incentive Plan

As of December 31, 2012, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2012, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

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

2010 Equity Incentive Plan of iSTAR Financial Holdings Limited

On November 1, 2010, iSTAR Financial Holdings Limited granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of iSTAR Financial Holdings Limited to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of iSTAR Financial Holdings Limited to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, iSTAR Financial Holdings Limited and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

C. Board practices.

In 2012, our directors met in person or passed resolutions by unanimous written consent a total of seven times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

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

Nominations committee. Our current nominations committee consists of Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

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

D. Employees.

As of December 31, 2010, 2011 and 2012, we employed approximately 1,600, 1,300 and 590 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information – Risk Factors – Risks relating to doing business in the People’s Republic of China – PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2012, 110,955,383 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 20,520,551 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,955,383 ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	23,908,493	21.55%
Kheng Nam Lee	*	*
Jun (Jeff) Wang 1	*	*
Kiang Dalaroy 1	*	*
All current directors and executive officers as of December 31, 2012 as a group (4 persons)	25,514,493	23.00%
1 Mr. Ling Wang resigned from the Board in May 2012; and Mr. Jun Wang has been appointed a director in May 2012. Mr. Kiang Dalaroy resigned as Chief Strategic Officer in January 2013.

5% Shareholder
Zhiwei Zhao(1)	23, 908,493	21.55%
IDG Technology Venture Investment, LP (2)	6,723,115	6.06%
IDG Technology Venture Investment, Inc. (3)	4,670,505	4.21%
Vertex Technology Fund (III) Ltd. (4)	7,101,494	6.40%
Jianping Lu (5)	7,156,121	6.45%
Ling Zhang (6)	8,746,370	7.88%
Harvest Capital Strategies LLC(7)	6,538,210	5.89%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2012, would beneficially own less than 1% of our ordinary shares.
(1)
Mr. Zhiwei Zhao is considered the beneficial owner of 23, 908,493 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 will be forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc.  as of December 31, 2012 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; and (iii) 2,350,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2012.

(2)
Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2012, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)
Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2012 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)
Includes 7,101,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2012 in the form of 1,420,298 ADSs and 4 ordinary shares, according to a Schedule 13G filed with the SEC dated February 4, 2013. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and  may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

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

(7)
Harvest Capital Strategies LLC (“HCS”) acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially holds 1,307,642 American Depositary Shares of China Finance Online Co. Limited, representing 6,538,210 ordinary shares according to a Schedule 13G/A filed with the SEC dated  January 29, 2013. As investment advisor, HCS has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the securities. The registered address is 600 Montgomery Street, Suite 1700 San Francisco, CA 94111, U.S.A.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership”

B. Related party transactions.

Contractual arrangements with CFO Newrand and its shareholders

We entered into a series of contractual arrangements with CFO Newrand and its nominee shareholders (i.e., Lin Yang and Linghai Ma) in 2008 (the “CFO Newrand VIE Contracts”). Please refer to our 2008 Annual Report on Form 20-F for a detailed description of the CFO Newrand VIE Contracts.

On January 11, 2012, we entered into (i) a framework agreement on exercising purchase option with Lin Yang and the parties thereunder, and (ii) a framework agreement on exercising purchase option with Linghai Ma and the parties thereunder. Pursuant to the framework agreements, Lin Yang subscribed and contributed the increased registered capital of CFO Newrand using the loans rendered by CFO Software. Upon the capital increase, Lin Yang’s shareholding percentage in CFO Newrand increased from 17.5% to 45% while Linghai Ma’s shareholding percentage in CFO Newrand decreased from 82.5% to 55%. In addition, on the same date, each of Linghai Ma and Lin Yang entered into a purchase option agreement with CFO Newrand and CFO Software respectively. The terms of these two agreements are substantially the same as the purchase option agreement entered into by and among CFO Beijing, Zhiwei Zhao and Jun Wang in respect of their equity interests in CFO Fuhua.

Contractual arrangements with Fortune Yingchuang  (Beijing) Technology Co., Ltd. (“CFO Yingchuang”) and its shareholders

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on November 1, 2012 with Yang Yang and the parties thereunder (collectively, the “CFO Yingchuang VIE Amendments”). Pursuant to the CFO Yingchuang VIE Amendments, we exercised the purchase option by designating Ying Zhu to purchase all of the equity interests held by Yang Yang in CFO Yingchuang. Upon the equity transfer, Ying Zhu replaced Yang Yang as a shareholder of CFO Yingchuang, holding 45% of the equity interests in CFO Yingchuang. Ying Zhu and Lin Yang pledged all of their equity interests in CFO Yingchuang to CFO Chuangying to guarantee the payment obligations of CFO Yingchuang under the technical support agreement and the strategic consulting agreement between CFO Yingchuang and CFO Chuangying.

Contractual arrangements with Shanghai Shangtong Information Technology Co., Ltd. (“CFO Shangtong”) and its shareholders

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on December 1, 2012 with Yuting Zhou and the parties thereunder (collectively, the “CFO Shangtong VIE Amendments”). Pursuant to the CFO Shangtong VIE Amendments, we exercised the purchase option by designating Xun Zhao to purchase all of the equity interests held by Yuting Zhou in CFO Shangtong. Upon the equity transfer, Xun Zhao replaced Yuting Zhou as a shareholder of CFO Shangtong, holding 45% of the equity interests in CFO Shangtong. Xun Zhao and Juanjuan Wang pledged all of their equity interests in CFO Shangtong to CFO Software to guarantee the payment obligations of CFO Shangtong under the technical support agreement and the strategic consulting agreement between CFO Shangtong and CFO Software.

Contractual arrangements with CFO Chuangying and its shareholders

We entered into a series of contractual arrangements with CFO Chuangying and its nominee shareholders (i.e., Zhiwei Zhao and Jun Wang) on November 1, 2012 in (the “CFO Chuangying VIE Contracts”). The CFO Chuangying VIE Contracts are similar to agreements we had entered into with CFO Fuhua and its shareholders, specifically:

Loan Agreement. We entered into a loan agreement with Zhiwei Zhao to extend to Mr. Zhao a loan in the amount of RMB 8,277,500, for the sole purpose of financing his contribution to the registered capital of CFO Chuangying. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Chuangying to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Chuangying to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us.

We entered into a loan agreement with Jun Wang to extend to Mr. Wang a loan in the amount of RMB 6,772,500 for the sole purpose of financing his contribution to the registered capital of CFO Chuangying subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.

Purchase Option Agreement. Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among Zhiwei Zhao, Jun Wang, CFO Chuangying and CFO Software on November 1, 2012, Zhiwei Zhao and Jun Wang jointly granted CFO Software an exclusive option to purchase all or any portion of their equity interest in CFO Chuangying, and CFO Chuangying granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law and (2) to the extent permitted by law, Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Chuangying, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Chuangying to a party other than the existing shareholders of CFO Chuangying. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.

Voting arrangement.  Each of Zhiwei Zhao and Jun Wang delivered an executed proxy to us with respect to their voting rights as shareholders of CFO Chuangying.

Share Pledge Agreement.  Pursuant to a share pledge agreement, dated November 1, 2012, Zhiwei Zhao and Jun Wang have pledged all of their equity interest in CFO Chuangying to CFO Software to secure the payment obligations of CFO Chuangying under the technical support agreement and the strategic consulting agreement between CFO Chuangying and CFO Software.

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on November 15, 2012 with Zhiwei Zhao, Jun Wang and the parties thereunder (collectively, the “CFO Chuangying VIE Amendments”). Pursuant to the CFO Chuangying VIE Amendments, we exercised the purchase option under the purchase option agreement by (i) designating Xiaowei Wang to purchase all of the equity interests held by Zhiwei Zhao in CFO Chuangying and (ii) designating Na Zhang to purchase all of the equity interests held by Jun Wang in CFO Chuangying. Upon the equity transfer, Xiaowei Wang and Na Zhang became the nominee shareholders of CFO Chuangying, holding 55% and 45% of the equity interests in CFO Chuangying resepctively. Xiaowei Wang and Na Zhang pledged all of their equity interests in CFO Chuangying to CFO Software to guarantee the payment obligations of CFO Chuangying under the technical support agreement and the strategic consulting agreement between CFO Chuangying and CFO Software.

The English translation of the forms of VIE contracts are attached as Exhibits [4.4-4.10] to this Annual Report on Form 20-F and incorporated herein by reference.

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

B. Significant changes since December 31, 2012.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2008, 2009, 2010, 2011 and 2012, (2) each of the quarters since the first quarter in 2011 and (3) each of the six months since October 2012.

	Sales Price
	High	Low
Yearly highs and lows
Year 2007	47.68	4.53
Year 2008	26.15	4.72
Year 2009	13.54	6.97
Year 2010	9.1	6.2

Year 2011	7.27	1.43
Year 2012	2.91	1.02
Quarterly highs and lows
First Quarter 2010	9.01	6.86
Second Quarter 2010	8.19	6.2
Third Quarter 2010	8.28	6.9
Fourth Quarter 2010	8.59	6.53
First Quarter 2011	7.27	4.32
Second Quarter 2011	6.39	2.75
Third Quarter 2011	3.65	1.9
Fourth Quarter 2011	2.23	1.43
First Quarter 2012	2.91	1.56
Second Quarter 2012	2.62	1.18
Third Quarter 2012	1.68	1.02
Fourth Quarter 2012	1.32	1.04
First Quarter 2013	1.60	1.16
Monthly highs and lows
October 2012	1.32	1.15
November 2012	1.30	1.05
December 2012	1.25	1.04
January 2013	1.60	1.16
February 2013	1.54	1.31
March 2013	1.45	1.31

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

C. Material contracts.

In order to enhance our return on cash, on March 19, 2013, we entered into a real estate investment contract (the “Investment Contract”) with Langfang Shengshi Real Estate Development Co., Ltd. (“Langfang Developer”) and four original shareholders of Langfang Developer (the “Original Shareholders”). Pursuant to the Investment Contract, at closing, we will invest an aggregate RMB135,000,000 (the “Investment Amount”) in consideration for 49% of the equity interests in Langfang Developer. Langfang Developer shall use the Investment Amount to purchase a land and develop a real estate project thereon located in Langfang City, Hebei Province. We are entitled to terminate the Investment Contract if Langfang Developer loses the bid for the project land. The Original Shareholders pledged all of their equity interests in Langfang Developer to us to guarantee their performance under the Investment Contract.  In connection with the Investment Contract, we entered into a shareholder agreement (the “SHA”) with Langfang Developer and the Original Shareholders on even date thereof, pursuant to which, we have standard right of first offer, right of first refusal, right of co-sale and anti-dilution right in Langfang Developer. We are also entitled to a put option to require Langfang Developer to repurchase its equity interests held by us, if Langfang Developer fails to obtain the land use right of the project land within 12 months after the closing. If due to any reason the put option cannot be exercised, or the Original Shareholders fail to pay the consideration upon our exercise of the put option within 20 working days, we have the right to exercise a call option to purchase all of the equity interests in Langfang Developer held by its other shareholders at nil consideration.

Notwithstanding the Company’s participation in the real estate project in Langfang, we do not intend to engage in real estate investment as part of our business operation.

Other than the above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the company” or elsewhere in this annual report on Form 20-F.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2012, we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2013 will not be determinable until its close. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

New Legislation Regarding Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividends and net gains from the sale or other disposition of ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2012. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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
◆ Share distributions, stock dividend, stock split, merger
◆ Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities
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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. We were entitled to receive the maximum annual amount as US$207,000 for the year between October 1, 2011 and September 30, 2012 and US$295,000 for the year between October 1, 2012 and September 30, 2013 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of Zhiwei Zhao, our CEO, and Jun Wang, our CFO, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rule 13(a)-15(e) as of the end of the period covered by this Annual Report on Form 20-F, and have concluded that such disclosure controls and procedures were effective as of December 31, 2012.

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

The Company’s management, with the participation of the Company’s principal executive and principal financial officers, assessed the effectiveness of the Company’s internal control over financial reporting as of end of the most recent fiscal year, December 31, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of the end of the Company’s most recent fiscal year, December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

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

ITEM 16B. CODE OF ETHICS

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

Our board of directors has adopted a code of ethics, which is applicable to our senior executives and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at http://www.chinafinanceonline.com/list/en_CorporateGovernance.shtml.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2012 was Grant Thornton China.  Our independent accountant for the audit of our annual financial statements for fiscal years ended December 31, 2011 and December 31, 2010 was Deloitte Touche Tohmatsu CPA Ltd.  At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our former external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”. The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2012		2011		2010
Audit Fees(1)	US$	594,000	US$	799,050	US$	735,000
Audit Related Fees		-		-		-
Tax Fees(2)		-		-		-
All Other Fees		-		-		-
____________
(1)           “Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte or Grant Thornton China, as applicable. For the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)           “Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte or Grant Thornton China, as applicable.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent accountant before that firm is retained for such services. The pre-approval procedures are as follows:

•Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)            Change of Principal Accountant

Effective November 2, 2012, we ended the engagement of Deloitte Touche Tohmatsu CPA Ltd. (now known as Deloitte Touche Tohmatsu Certified Public Accountants LLP), or DTTC as our independent registered accounting form. Effective November 2, 2012, we engaged Grant Thornton China (“GT”) as our independent registered public accounting firm for the fiscal year ended and ending December 31, 2012 and 2013. The change was driven by fee considerations as part of the Company’s recent cost reduction measures, recommended by the Company’s audit committee and approved by the Board of Directors on November 2, 2012. We reported the change in our independent registered public accounting firm on Form 6-K filed with the SEC on November 2, 2012.

DTTC’s report on the Company’s consolidated financial statements and financial statements schedule as of and for the years ended December 31, 2010 and 2011 expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s retrospective application of the authoritative guidance on the presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditor, we did not have any disagreements , as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F , with DTTC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTTC, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the consolidated financial statements and financial statements schedule for the years ended December 31, 2010 and 2011.

During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditor, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to DTTC and requested that DTTC furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from DTTC addressed to the SEC, dated April 29, 2013, is filed as Exhibit 15.4.

(b)            Engagement of New Principal Accountant

On November 2, 2012, the Board of Directors approved the appointment of GT as the independent registered public accounting firm of the Company. GT audits the financial statements of the Company with respect to the listing of the ADSs on the Nasdaq and reporting requirements of the SEC and the Nasdaq, respectively. During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditor, neither we nor anyone on our behalf consulted GT regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has GT provided to us a written report or oral advice that GT concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement with DTTC”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, or a “reportable event”, as that term is described in Item 16F(a)(1)(v) of Form 20F).

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

4.4	*	Translation of Form Loan Agreement by and among our wholly owned subsidiary and certain employees of the Company for funding significant VIEs controlled by the Company.
4.5	*	Translation of Form Operation Agreement by and between our wholly owned subsidiary and certain significant VIEs controlled by the Company.
4.6	*	Translation of Form Purchase Option and Cooperation Agreement by and among our wholly owned subsidiary and certain significant VIEs controlled by the Company.
4.7	*	Translation of Form Share Pledge Agreement by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs.
4.8	*
Translation of Form Framework Agreement on Exercising Purchase Option by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs.

4.9	*	Translation of Form Strategic Consulting and Service Agreement between our wholly owned subsidiary and certain significant VIEs
4.10	*	Translation of Form Technical Support Agreement between our wholly owned subsidiary and certain significant VIEs
4.11
Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Shaoming Shi, Lin Yang, CFO Shenzhen Shangtong, and CFO Success (filed as Exhibit 4.29 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.12
Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Linghai Ma, Lin Yang, CFO Shenzhen Shangtong, and CFO Success (filed as Exhibit 4.30 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.13
Translation of Purchase Option Agreement dated January 1, 2012 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Linghai Ma (filed as Exhibit 4.31 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.14
Translation of Share Pledge Agreement dated January 1, 2012 among CFO Success, Lin Yang and Linghai Ma (filed as Exhibit 4.32 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.15
Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Lin Yang, CFO Newrand, CFO Fuhua and CFO Software (filed as Exhibit 4.50 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.16
Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Linghai Ma, CFO Newrand, CFO Success, CFO Fuhua and CFO Software (filed as Exhibit 4.51 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.17
Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Lin Yang (filed as Exhibit 4.52 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.18
Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Linghai Ma (filed as Exhibit 4.53 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.19
Translation of Labor Contract of Zhao Zhiwei dated June 21, 2010 (incorporated by reference to Exhibit 4.103 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.20
Translation of Labor Contract of Jeff Wang dated May 24, 2011(incorporated by reference to Exhibit 4.104 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.21
Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.; filed as Exhibit 4.61 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.22
Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission., which request is pending; filed as Exhibit 4.62 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.23
Market Data Vendor Licence Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.24
Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.25	*
Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between the Company and Hang Seng Indexes Company Limited dated February 27, 2009 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.26	*
Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between CFO Fuhua and Hang Seng Indexes Company Limited dated December 11, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.27	*
Renewal of Shanghai Stock Exchange Securities Information Operation License Agreement by and between CFO Fuhua and Shanghai Stock Exchange Information Network Co., Ltd. dated December 25, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.28	*
Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Fuhua and Shenzhen Securities Information Network Co., Ltd. dated March 15, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.29	*
Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Meining and Shenzhen Securities Information Network Co., Ltd. dated March 1, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.30	*
English Summary of the real estate investment contract and the shareholder agreement by and among CFO Yingchuang, Langfang Shengshi Real Estate Development Co., Ltd. and its original shareholders dated March 19, 2013. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

8.1	*	List of principle subsidiaries and significant PRC-incorporated affiliates
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Grant Thornton China
15.2	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3	*	Written Consent of American Appraisal China Limited
15.4	*	DTTC's Letter to the SEC Regarding Item 16F of 2012 Form 20-F

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2013	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Finance Online Co. Limited.

We have audited the accompanying consolidated balance sheet of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2012. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited the adjustments to the 2010 and 2011 financial statements and financial statement schedule to retrospectively apply the change in accounting for the presentation of comprehensive income, as described in Note 2 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2010 and 2011 financial statements and financial statement schedule of the Group other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2010 and 2011 financial statements or financial statement schedule taken as a whole.

Grant Thornton
Beijing, People’s Republic of China
April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA FINANCE ONLINE CO. LIMITED

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of the Group as of December 31, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 27, 2012 (April 29, 2013 as to the effects of the presentation of comprehensive income described in Note 2)

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
	2011	2012
Assets

Current assets:
Cash and cash equivalents	$64,641,092	$40,905,996
Restricted cash	29,861,162	28,874,284
Prepaid expenses and other current assets	3,578,672	2,780,347
Advances to employees	-	1,056,423
Trust bank balances held on behalf of customers	18,663,564	8,811,691
Accounts receivable - margin clients, net of allowance for doubtful accounts
of nil and nil in 2011 and 2012, respectively	12,888,630	15,054,331
Accounts receivable - others, net of allowance for doubtful accounts
of $129,439 and $41,893 in 2011 and 2012, respectively	1,467,851	4,970,427
Loan receivable	9,565,503	1,205,604
Short-term investments	10,700,838	2,639,589
Deferred tax assets, current	633,678	391,625
Total current assets	152,000,990	106,690,317
Property and equipment, net	6,529,819	4,914,114
Acquired intangible assets, net	-	4,675,237
Cost method investment	-	802,202
Rental deposits	738,297	751,627
Goodwill	-	3,049,281
Other assets	223,874	287,443
Deferred tax assets, non-current	483,703	200,774
Total assets	$159,976,683	$121,370,995

Liabilities and shareholders' equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,037,155 and $3,792,852 as of December 31, 2011 and December 31, 2012, respectively)	$17,287,260	$7,551,457
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,127,403 and $2,731,088 as of December 31, 2011 and December 31, 2012, respectively)	6,457,049	5,388,630
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2011 and December 31, 2012, respectively)	18,663,564	8,811,691
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2011 and December 31, 2012, respectively)	19,170,891	13,546,115
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $114,934 and $140,641 as of December 31, 2011 and December 31, 2012, respectively)	144,496	804,851
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $24,621 and $7,837 as of December 31, 2011 and December 31, 2012, respectively)	134,732	87,709
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,725 and $140,074 as of December 31, 2011 and December 31, 2012, respectively)	45,333	140,074

Total current liabilities	61,903,325	36,330,527

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,032,794 and $1,062,318 as of December 31, 2011 and December 31, 2012, respectively)	7,237,117	3,155,108
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $1,168,809 as of December 31, 2011 and December 31, 2012, respectively)	-	1,168,809

Total liabilities	69,140,442	40,654,444

CONSOLIDATED BALANCE SHEETS - continued
(In U.S. dollars, except share-related data)

	December 31,
	2011	2012
Commitments and contingencies (Note 21)

Equity:
China Finance Online Co. Limited shareholder's equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,935,383 and 110,955,383 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	14,325	14,328
Additional paid-in capital	80,446,578	81,163,244
Accumulated other comprehensive income	10,927,248	11,089,820
Retained deficits	(447,002)	(12,302,209)

Total China Finance Online Co. Limited shareholders' equity	90,941,149	79,965,183

Noncontrolling interest	(104,908)	751,368

Total equity	90,836,241	80,716,551

Total liabilities and equity	$159,976,683	$121,370,995

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2010	2011	2012

Net revenues	$59,716,042	$53,008,065	$29,599,486
Cost of revenues	8,497,145	8,770,617	8,089,394

Gross profit	51,218,897	44,237,448	21,510,092

Operating expenses:
General and administrative (including share-basedcompensation of $4,152,437, $1,326,174 and $765,937 for 2010, 2011 and 2012, respectively)	13,208,337	11,227,632	11,387,381
Product development (including share-based compensation of $151,255, $99,239 and $12,017 for 2010, 2011 and 2012, respectively)	13,027,879	13,313,635	10,735,570
Sales and marketing (including share-based compensation of $215,979, $113,389 and $24,771 for 2010, 2011 and 2012, respectively)	26,991,093	21,337,799	13,072,017
Loss from impairment of intangible assets	-	4,078,084	-
Loss from impairment of goodwill	-	13,463,224	-

Total operating expenses	53,227,309	63,420,374	35,194,968

Government subsidies	514,113	265,016	75,883

Loss from operations	(1,494,299)	(18,917,910)	(13,608,993)
Interest income	1,590,218	2,744,665	3,177,544
Interest expense	(142,169)	(247,818)	(517,620)
Exchange gain, net	812,969	1,349,924	71,516
Short-term investment income	1,138,147	1,032,444	435,105
Other expense, net	(7,321)	(7,256)	(633,981)
Loss from impairment of cost method investment	-	(1,479,571)	-

Income (loss) before income tax expense	1,897,545	(15,525,522)	(11,076,429)
Income tax expense	(263,386)	(3,938,433)	(883,718)

Net income (loss)	$1,634,159	$(19,463,955)	$(11,960,147)

Less: net loss attributable to the noncontrolling interest	(325,963)	(137,046)	(104,940)

Net income (loss) attributable to China Finance Online Co. Limited	$1,960,122	$(19,326,909)	$(11,855,207)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$0.02	$(0.18)	$(0.11)

Diluted	$0.02	$(0.18)	$(0.11)

Weighted average shares used in calculating net income (loss) per share
Basic	108,247,552	108,961,642	108,983,249

Diluted	114,125,022	108,961,642	108,983,249

Other comprehensive income, net of tax:
Changes in foreign currency translation adjustment	$1,688,217	$2,928,723	$130,115
Net unrealized loss on available-for-sale securities,net of tax effects of nil, ($5,728) and $5,728 for 2010, 2011 and 2012, respectively	-	(32,457)	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil, nil, and nil for 2010, 2011 and 2012, respectively	-	-	45,567

Other comprehensive income, net of tax	1,688,217	2,896,266	162,572

Comprehensive income (loss)	3,322,376	(16,567,689)	(11,797,575)

Less: comprehensive loss attributable to the noncontrolling interest	(325,963)	(137,046)	(104,940)

Comprehensive income (loss) attributable to China Finance Online Co. Limited	$3,648,339	$(16,430,643)	$(11,692,635)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
 (In U.S. dollars, except share-related data)

				Accumulated other		Total China Finance	Non
	Ordinary shares		Additional	comprehensive	Retained	Online Co. Limited	controlling	Total
	Shares	Amount	paid-in capital	income (loss)	earnings	shareholders' equity	interest	equity

Balance as of January 1, 2010	110,250,163	$14,237	$74,130,609	$6,342,765	$16,919,785	$97,407,396	$259,529	$97,666,925
Exercise of share options by employees	637,720	82	717,175	-	-	717,257	-	717,257
Share-based compensation	-	-	4,504,806	-	-	4,504,806	14,865	4,519,671
Acquisition of noncontrolling interest of CFO Securities Consulting	-	-	(377,893)	-	-	(377,893)	(5,233)	(383,126)
Foreign currency translation adjustment	-	-	-	1,688,217	-	1,688,217	-	1,688,217
Net income (loss)	-	-	-	-	1,960,122	1,960,122	(325,963)	1,634,159

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	(56,802)	105,843,103

Exercise of share options by employees	47,500	6	22,019	-	-	22,025	-	22,025
Share-based compensation	-	-	1,449,862	-	-	1,449,862	88,940	1,538,802
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	-	-	-	(32,457)	-	(32,457)	-	(32,457)
Foreign currency translation adjustment	-	-	-	2,928,723	-	2,928,723	-	2,928,723
Net loss	-	-	-	-	(19,326,909)	(19,326,909)	(137,046)	(19,463,955)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149	(104,908)	90,836,241

Exercise of share options by employees	20,000	3	3,197	-	-	3,200	-	3,200
Share-based compensation	-	-	713,469	-	-	713,469	89,256	802,725
Acquisition of CFO East Win	-	-	-	-	-	-	871,960	871,960
Net unrealized losses on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115	-	130,115
Net loss	-	-	-	-	(11,855,207)	(11,855,207)	(104,940)	(11,960,147)

Balance as of December 31, 2012	110,955,383	$14,328	$81,163,244	$11,089,820	$(12,302,209)	$79,965,183	$751,368	$80,716,551

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$1,634,159	$(19,463,955)	$(11,960,147)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	4,519,671	1,538,802	802,725
Depreciation and amortization	3,610,026	3,481,973	3,062,461
Provision of allowance for doubtful accounts	238,077	93,400	1,203
Gain from short term investments	(1,138,147)	(1,032,444)	(435,105)
Deferred taxes	(99,475)	3,276,319	568,521
Loss on disposal of property and equipment	53,547	30,702	237,154
Loss from impairment of cost method investment	-	1,479,571	-
Loss from impairment of intangible assets	-	4,078,084	-
Loss from impairment of goodwill	-	13,463,224	-
Changes in assets and liabilities:
Accounts receivable, others	(971,341)	2,156,795	(3,495,881)
Accounts receivable, margin clients	(5,390,473)	(4,773,915)	(2,129,273)
Prepaid expenses and other current assets	157,930	321,279	471,699
Advances to employees	-	-	(1,051,971)
Trust bank balances held on behalf of customers	3,642,887	(9,009,643)	9,894,410
Restricted cash	-	(468,176)	468,367
Rental deposits	20,021	5,326	(2,796)
Deferred revenue	(540,386)	(23,245,520)	(15,332,999)
Account payable	108,382	(135,763)	516,086
Accrued expenses and other current liabilities	2,355,637	(4,571,482)	(715,741)
Amounts due to customers for the trust bank balance held on their behalf	(3,642,887)	9,009,643	(9,894,410)
Income taxes payable	27,067	(20,662)	(47,235)

Net cash provided by (used in) operating activities	4,584,695	(23,786,442)	(29,042,932)

Investing activities:
Purchase of property and equipment	(906,296)	(726,468)	(775,437)
Purchase of intangible asset	-	-	(2,063,361)
Acquisition of businesses (net of cash acquired of nil, nil and $14,073 for the years ended December 31, 2010, 2011 and 2012, respectively)	(89,335)	-	(2,834,434)
Consideration paid for acquiring noncontrolling interest of CFO Securities Consulting	(383,126)	-	-
Purchase of term deposits	-	(19,712,865)	-
Proceeds from maturity of term deposits	-	19,903,236	-
Purchase of short-term investments	(5,616,027)	(40,732,106)	(28,277,746)
Proceeds from sales of short-term investments	6,830,374	31,562,160	36,767,023
Acquisition of cost method investment	-	-	(802,202)
Restricted cash	(14,216,294)	(13,511,584)	542,818
Loan receivable	-	(9,559,001)	8,379,638
Proceeds from disposal of fixed assets	4,936	632	24,556

Net cash (used in) provided by investing activities	(14,375,768)	(32,775,996)	10,960,855

Financing activities:
Proceeds from stock options exercised by employees	717,257	22,025	3,200
Proceeds from short-term loan	6,435,586	12,716,763	-
Repayment of short-term loan	-	-	(5,672,004)

Net cash provided by (used in) financing activities	7,152,843	12,738,788	(5,668,804)

Effect of exchange rate changes	2,020,624	1,691,264	15,785

Net decrease in cash and cash equivalents	(617,606)	(42,132,386)	(23,735,096)
Cash and cash equivalents, beginning of year	107,391,084	106,773,478	64,641,092

Cash and cash equivalents, end of year	106,773,478	64,641,092	40,905,996

Supplemental disclosure of cash flow information
Income taxes paid	$377,970	$682,776	$375,107

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited ("China Finance Online" or the "Company") was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") are vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, CFO Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiaries, iSTAR Securities and iSTAR Futures, the Company provides securities and futures brokerage services in Hong Kong.

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2012 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	Legal ownership interest	Principal activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. ("CFO Beijing")	Beijing, PRC	Jul. 9, 1998	100%	Subscription service
Fortune Software (Beijing) Co., Ltd. ("CFO Software")	Beijing, PRC	Dec. 7, 2004	100%	Subscription service
Fortune (Beijing) Success Technology Co., Ltd. ("CFO Success")	Beijing, PRC	Oct. 16, 2007	100%	Subscription service
Jujin Software (Shenzhen) Co., Ltd. ("CFO Jujin")	Shenzhen, PRC	Mar. 9, 2007	100%	Subscription service
Shenzhen Genius Information Technology Co., Ltd. ("CFO Genius")	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. ("CFO Stockstar")	Shanghai, PRC	Oct. 1, 2006	100%	Subscription service
Zhengning Information & Technology (Shanghai) Co., Ltd. ("CFO Zhengning")	Shanghai, PRC	Jan. 31, 2007	100%	Subscription service
iSTAR Financial Holdings Limited (former name: Daily Growth Financial Holdings Limited) ("iSTAR FinancialHoldings")	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co., Limited (former name: Daily Growth Securities Limited) ("iSTAR Securities")	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co., Limited (former name: Daily Growth Futures Limited) ("iSTAR Futures")	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Limited (former name: Daily Growth Wealth Management Limited) ("iSTAR Wealth Management")	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
iSTAR International Investment Services Co., Limited (former name: Daily Growth Investment Services Limited) ("iSTAR Investment Services")	Hong Kong, PRC	Jun. 30, 2009	85%	N/A
iSTAR International Credit Co. Limited ("iSTAR Credit")	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Hong Kong Genius Information Technology Co., Ltd. ("CFO HK Genius")	Hong Kong, PRC	May. 18, 2010	100%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. ("CFO Fuhua")	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. ("CFO Chongzhi")	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. ("CFO Qicheng")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd. ("CFO Chuangying")	Beijing, PRC	Jan. 9, 2009	Nil	Investment advising
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. ("CFO Newrand ")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. ("CFO Meining")	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription,
				and SMS
Shenzhen Newrand Securities Training Center ("CFO Newrand Training")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. ("CFO Securities Consulting")	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. ("CFO Shenzhen Shangtong")	Shenzhen, PRC	Sep. 23, 2009	Nil	Subscription service

People’s Republic of China ("PRC") regulations prohibit or restrict direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company's VIEs and their equity owners who are PRC citizens as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs.  Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group.

To provide the Company effective control over and ability to receive substantially all of the economic benefits of its VIEs, the Company's wholly owned significant subsidiaries including CFO Beijing, CFO Software and CFO Success (collectively, the "WOFEs" and each a "WOFE") have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Chuangying and CFO Newrand.

Exclusive technology consulting and management service agreement

Pursuant to a series of technology support and service agreements, the WOFEs retain exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WOFEs are entitled to charge the VIEs and their subsidiaries annual service fees. The terms of the strategic consulting services agreement, the technical support services agreement and the operating support services agreement are twenty, ten and ten years, respectively, and these agreements will be automatically renewed on applicable expiration dates, unless the contracting WOFE informs the corresponding VIE its intention to terminate such contract one month prior to the applicable expiration date.  Notwithstanding the foregoing, none of the parties has a right to terminate the service contracts. The principal services agreements that the WOFEs have entered into with VIEs include:

•	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE's income before tax;
•	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE's income before tax; and
•	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each VIE's income before tax.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

Pledge agreement

Pursuant to the equity pledge agreement between the WOFEs and the shareholders of the VIEs, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WOFEs to guarantee the VIEs' performance of its obligations under the exclusive technology consulting and service agreement.  If the VIEs breach their contractual obligations under that agreement, the WOFEs, as the pledge, will be entitled to certain rights, including the rights to sell the pledged equity interests.  The shareholders of the VIEs agree that, without prior written consent of the WOFEs, they will not transfer, sell, and dispose of or create any encumbrance on their equity interest in the VIEs.  The term of the pledge agreement is twenty years and will be automatically renewed on the expiration date, unless the WOFEs inform the VIEs of their intention to terminate the agreement one month prior to the expiration date.

Through these contractual agreements, the WOFEs have the ability to effectively control the VIEs and are also able to receive substantially all the economic benefits of the VIEs.

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2012 were as follows:

VIE name	Contractual arrangement	Date counterpart

CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Software and CFO Success
CFO Chuangying	January 21, 2009	CFO Software
CFO Qicheng	November 20, 2009	CFO Chuangying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Company's ability to control the VIEs also depends on the power of attorney the WOFEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

The imposition of any of these penalties may result in a material adverse effect on the Company's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, its subsidiaries, or the VIEs.

The Company has consolidated its VIEs because it was the primary beneficiary of those entities. Through the contractual agreements discussed above, the Company, through its wholly owned subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the entities' economic performance and (2) the right to receive benefits from the VIEs, therefore it consolidates the VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs and their subsidiaries were before intercompany elimination as of and for the years ended:

	Year ended December 31,
	2011	2012

Total assets	$33,120,325	$39,592,530
Total liabilities	$16,431,574	$17,141,853

	Year ended December 31,
	2010	2011	2012

Net revenue	$25,737,779	$27,837,567	$17,271,563
Net income (loss)	$3,614,094	$(7,573,823)	$(6,948,118)

	Year ended December 31,
	2010	2011	2012

Net cash provided by (used in) operating activities	$7,926,255	$(11,948,507)	$(13,860,354)
Net cash provided by (used in) investing activities	178,192	(7,726,567)	3,449,449
Net cash provided by (used in) financing activities	2,629,738	(37,146,641)	6,461,007
Effect of exchange rate changes	1,922,878	895,082	52,740

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries, VIEs and VIEs' subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Restricted cash

Restricted cash consist of i) the security deposit for the credit standby letter issued by a bank to provide guarantee for the short-term loan borrowed by CFO HK Genius; ii) the deposit in bank accounts for providing guarantee to subscription revenue customers by CFO Securities Consulting in accordance with the requirement of China Securities Regulatory Commission ("CSRC"). The restriction period is one year.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

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

Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group measures certain assets, including the long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc.

Trust bank balances held on behalf of customers

iSTAR Securities and iSTAR Futures receive fund from customers for purpose of buying or selling securities and futures on behalf of its customers and deposits the fund in its interest-bearing bank account. Such bank balance represents an asset of the Group for the amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Group also recognizes a corresponding liability.

Advances to employees

The Group has made advances to a certain individual to enable him to participate in stock trading in the Stock Exchange Campaign which was launched by the Group for marketing purposes. The balances represent nil and $1,056,423 as of December 31, 2011 and 2012 and are repayable to the Group on demand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's financial statements include account receivable, cost method investment, impairment of goodwill and long-lived assets, income taxes, sales refund and share-based compensation. Actual results could differ from those estimates.

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

Short-term investments

Short-term investments comprise marketable debt and equity securities, which are classified as trading, held-to-maturity or available-for-sale. Trading securities are securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses recognized in earnings. Short-term investments are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. All of the Company's held-to-maturity securities are classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. Short-term investments classified as available for sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available for sale securities are classified as current assets on the accompanying consolidated balance sheets because they are available for immediate sale.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment, in determining if impairment is needed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were nil, $3,035,265 and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2010, 2011 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets

The Group performs a qualitative analysis that includes reviewing the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. After a qualitative analysis indicates an impairment test is needed, the Company completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

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

The Group performs the annual impairment tests on December 31 of each year. Based on the Group's assessment, the Group recorded nil, $13,463,224 and nil goodwill impairment losses during the years ended December 31, 2010, 2011 and 2012, respectively. In addition, the Group recorded nil, $1,042,819 and nil impairment losses in relation to intangible assets with indefinite life during the years ended December 31, 2010, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group generates revenue primarily from annual subscription fees from subscribers to their financial data and information services including their downloadable proprietary research tools. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectability is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber's account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Group recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue. The Group estimates the refund of subscription fees based on historical experience as well as the impact of the changes in market condition and regulation, such as the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports promulgated by CSRC. As of December 31, 2011 and 2012, estimated refunds were recorded in the amounts of $1,242,226 and $364,445, respectively.

The Group derives its advertising fees from advertising sales on their website principally for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

The Group also derives commission from its brokerage services provided by the subsidiaries, iSTAR Securities and iSTAR Futures which buy or sell securities and futures on their customers' behalf. The commission income is recognized on a trade date basis as transactions occur.

Business taxes and value added taxes

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to value added tax ("VAT") Transformation Pilot Program(the "Pilot Program"), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at a rate of 6%. Our advertising- related revenues and certain subscription revenues were recognized after deducting VAT and other related surcharges.

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2010, 2011, and 2012, business taxes and related surcharges totaled $1,692,069, $1,478,653, and $639,880, respectively.

The Group's certain PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to VAT at a rate of 17% on subscription-based revenue. VAT payable on subscription-based revenue is computed net of VAT paid on purchases. In respect of subscription-based revenue, however, if the net amount of VAT payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business taxes and value added taxes - continued

The Group therefore is subject to an effective net VAT burden of 3% from subscription-based revenue and records VAT on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2010, 2011 and 2012, the Group recognized $3,711,613, $3,140,764 and $1,348,564 respectively, in VAT refunds.

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

Cost method investment

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("U.S. dollar"). The financial records of the Group's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC, Hong Kong and British Virgin Islands are maintained in their local currencies, the Renminbi ("RMB"), Hong Kong Dollars ("HK$"), and U.S. Dollars ("US$"), respectively, which are also the functional currencies of these entities.

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

The Group's entities with functional currency of RMB and HK$ translate their operating results and financial position into the US$, the Group's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $92,922,206, $52,146,828 and $26,848,249 at December 31, 2010, 2011 and 2012 which were denominated in RMB.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $6,077,608, $3,134,198 and $753,107 for the years ended December 31, 2010, 2011 and 2012, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), unrealized gain (loss) on short-term investments and foreign currency translation adjustments. Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income a single continuous consolidated statement of comprehensive income. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The carrying value of the cost method investment was nil and $802,202 as of December 31, 2011 and 2012, which approximate the fair value of the investment based on the valuation performed by the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Group places its cash and cash equivalents, restricted cash, short-term investments and accounts receivable in major financial institutions located in PRC and Hong Kong, which management considers to be of high credit quality.

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2011		2012
	Amount	%	Amount	%

Client A	$3,551,142	25	$3,694,584	18.5
Client B	$2,642,038	18	$2,875,230	14.4
Client C	*	*	$3,165,537	15.8

*           Represented less than 10% of consolidated account receivable balance.

These clients are all margin clients who have collateralized the securities they purchase to the Group.

There were no customers with 10% or more of the Group's revenues during 2010, 2011, or 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income: Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company has adopted this guidance on January 1, 2012 and has presented the comprehensive income (loss) in a single continuous consolidated statement of comprehensive income since that date.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – goodwill and other: Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Company adopted this pronouncement on January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements.

In December 2011, the FASB issued ASU No.2011-12, Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred the effective date for amendments to the presentation of reclassification of items out of accumulated other comprehensive income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In July 2012, the FASB issued ASU No. 2012-02 ("ASU 2012-02"), Intangibles – goodwill and other: Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect ASU 2012-02 to have a significant impact on the Group’s consolidated financial statement.

In February 2013, the FASB issued ASU No. 2013-02 ("ASU 2013-02"), Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company does not expect the adoption of ASU 2013-02 to have a material impact on the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

3.	ACQUISITIONS

Assets acquisition in 2012

In the first quarter of 2012, CFO Software, a subsidiary of the Company, entered into a series of contractual agreements, to acquire a securities consulting license for a total consideration of $2,063,361.

		Useful life
Purchase price allocation:
Acquired intangible assets:
Securities consulting license	2,751,148	15 years
Deferred tax liabilities	(687,787)
Total purchase price	2,063,361

Business combination in 2012

On June 30, 2012, CFO Software, a subsidiary of the Company, entered into a series of contractual arrangement with East Win Investment Consulting Co., Limited (“CFO East Win”) to acquire 70% of the equity interest, with which the Company expects to develop the wealth management services in the future. For the acquisition, the total cash consideration was $2,848,507. Following an independent valuation performed by American Appraisal China Limited, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to subscription services and other related services operating segment.

		Useful life
Purchase price allocation:
Cash and cash equivalents	$14,073
Prepaid expenses and current assets	215,868
Accounts receivable	949
Property and equipment, net	625,258
Rental deposit	8,998
Acquired intangible assets:
Securities consulting license	2,065,168	15 years
Completed technology	66,465	5 years
Total assets acquired	2,996,779
Accounts payable	(137,665)
Accrued expenses and other current liabilities	(1,608,027)
Income tax payable	(30,780)
Deferred tax liabilities	(532,908)
Noncontrolling interest	(871,960)
Total net assets	(184,561)
Goodwill	3,033,068
Total	$2,848,507

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

3.	ACQUISITIONS - continued

The following summarized unaudited pro forma results of operations for the years ended December 31, 2011 and 2012 assuming that all significant acquisitions during the year ended December 31, 2011 and 2012 occurred as of January 1, 2011. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2011, nor is it indicative of future operating results.

	For the year ended December 31,
	2011	2012
	(unaudited)	(unaudited)
Revenues	$55,119,450	$31,966,408
Net loss attributable to China Finance Online Co., Limited	(19,392,948)	(13,641,361)

Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.18)	$(0.13)
- diluted	$(0.18)	$(0.13)

Fair value of acquired assets

The Group measured the fair value for the assets acquired, with the assistance of American Appraisal, an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing these purchased intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2011	2012

Accounts receivable-margin clients	$12,888,630	$15,054,331
Less: Allowance for doubtful accounts	-	-

Accounts receivable- margin clients, net	$12,888,630	$15,054,331

Accounts receivable-others	1,597,290	5,012,320
Less: Allowance for doubtful accounts	(129,439)	(41,893)

Accounts receivable-others, net	$1,467,851	$4,970,427

Accounts receivable- margin clients represent the receivables derived in the brokerage service in iSTAR Securities, which is pledged by the customer's purchased securities.

Accounts receivable-others represent the receivables derived in other ordinary business without any collateral or other security from its customers.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2012

Prepayment of advertising fees	$149,041	$12,728
Advertising deposit	47,612	47,729
Advances to suppliers	755,290	1,085,226
VAT refund receivable	1,127,326	89,843
Income tax and business tax refund receivable	11,792	3,914
Interest receivable	1,009,158	1,019,415
Other current assets	478,453	521,492
	$3,578,672	$2,780,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

6.	LOAN RECEIVABLE

iSTAR Investment Services has loan receivable due from third parties, which consisted of the following:

	As of December 31,
	2011	2012	Interest rate	Period

A (i)	$1,929,955	-	10% per annum	December 2, 2011 to June 1, 2012
B (i)	6,433,186	-	2% per month	December 23, 2011 to June 23, 2012
C (ii)	1,202,362	1,205,604	6% per annum	December 1, 2011 to November 30, 2012
	$9,565,503	$1,205,604

(i)	The principal and its return are pledged by the third parties' purchased securities.

(ii)	The principal and its return are guaranteed by a third party individual. There is an interest of 1.25% per month charged on overdue balance.

7.	SHORT-TERM INVESTMENTS

The Group measured the held-to-maturity securities at amortized cost. As of December 31, 2011 and 2012, the Group's held-to-maturity securities consisted of trust fund and financial product issued by bank carried at amortized cost of $9,722,484 and $2,639,589, respectively. Gains from the held- to-maturity were recognized in the consolidated statement of operations for the year ended December 31, 2011 and 2012 were $283,889 and $367,520, respectively.

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1of the fair value hierarchy. As of December 31, 2011 and 2012, the fair value of trading securities was $54,772 and nil, respectively. Gains from the trading securities were recognized in the consolidated statement of operations for the years ended December 31, 2010, 2011 and 2012 were $1,138,147, $266,705 and $113,152, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

7.	SHORT-TERM INVESTMENTS - continued

The following provides additional information concerning the Group's available-for-sale securities which consist of a stock fund issued by certain financial institution:

	As of December 31, 2011
	Costs	Gross unrealized losses	Exchange difference	Fair value

Available-for-sale securities	952,411	(38,185)	9,356	923,582
Total	952,411	(38,185)	9,356	923,582

The Group classified this investment as available-for-sale securities and reported it at the fair value shown in the weekly statement provided by the financial institution which the Group believes a Level 3 valuation.

The following table presents changes in level 3 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2011 and 2012, respectively:

	December 31,
	2011	2012

Beginning balance	-	$923,582
Purchases	16,090,819	-
Redemption	(15,876,624)	916,228
Realized gain (loss)	481,850	(45,567)
Unrealized loss	(38,185)	38,185
Exchange difference	265,722	28

Ending balance	923,582	-

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2011 and 2012, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2012
	Proceeds	Costs	Losses	Exchange difference

Available-for-sale securities	916,200	952,411	(45,567)	9,384
Total	916,200	952,411	(45,567)	9,384

	Year ended December 31, 2011
	Proceeds	Costs	Gains	Exchange difference

Available-for-sale securities	15,876,624	15,138,408	481,850	256,366
Total	15,876,624	15,138,408	481,850	256,366

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

8.	COST METHOD INVESTMENT

In December 2005, the Group purchased 9,800,000 Series B preferred shares in Moloon for $15,000,000, which represents a 25% interest in Moloon on an if-converted basis. China Finance Online's investment in these preferred shares was not in-substance common stock, and accordingly, the investment has been recorded as a cost method investment.

In April 2006, the Group sold part of its investment in Moloon to a third party for a cash consideration of $1,187,500 and reduced the Group's investment in Moloon's preferred shares to 9,100,000 shares.

Moloon is a Chinese wireless technology and service provider. In 2006, China Mobile Communication Corporation, primarily through which Moloon provided its MVAS service to its customers, announced policy changes which had a substantial negative impact on Moloon's MVAS business. Following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was impaired and recorded an impairment loss of $1,322,000.

Thereafter, in 2007 Moloon adopted new strategies to transform itself into a provider of mobile online gaming services in China. However, despite the new strategies Moloon's financial conditions have deteriorated and, following an independent valuation prepared by American Appraisal China Limited, the Group determined that its investment in Moloon was further impaired and recorded an additional impairment loss of $11,127,000 in 2007, reducing the carrying balance of such investment to $1,479,571. There was no further impairment of the Group's cost method investment in Moloon for the year ended December 31, 2008 and 2009.

In August 2010, Moloon was wholly acquired by Ocean Butterflies Holdings Inc., a private and independent music and entertainment production company incorporated in the Cayman Islands ("Ocean Butterflies Holdings"), in the form of shares exchange between Moloon and Ocean Butterflies Holdings (the "Share Swap Transaction"). As a result of the Share Swap Transaction, the Group holds 7,439,479 ordinary shares of Ocean Butterflies Holdings, which represents 16.82% of shares in Ocean Butterflies Holdings. The investment is still recorded as a cost method investment. Following an independent valuation performed by American Appraisal China Limited, there was no impairment of the Group's cost method investment in Ocean Butterflies Holdings Inc. for the year ended December 31, 2010.

In 2011, the financial conditions of Ocean Butterflies Holdings have deteriorated and its operation was not profitable. The Group determined that its investment in Ocean Butterflies Holdings was fully impaired and recorded an additional impairment loss of $1,479,571 in 2011, reducing the carrying balance of such investment to nil as of December 31, 2011.

In 2012, the Group made a cost method investment. The carrying amount of the cost method investments was $802,202 as of December 31, 2012. Following an independent valuation performed by American Appraisal China Limited, there was no impairment of the Group’s cost method investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

9.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012

Technology infrastructure	$9,114,087	$9,605,535
Computer equipment	1,949,393	1,911,447
Furniture, fixtures and equipment	3,172,635	3,200,237
Motor vehicle	699,538	731,672
Leasehold improvements	3,344,732	3,910,370

	18,280,385	19,359,261
Less: accumulated depreciation	(11,750,566)	(14,445,147)

	$6,529,819	$4,914,114

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 were $3,048,634, $3,037,681 and $2,838,031, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

10.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2011 and 2012 were as follows:

	December 31
	2011				2012
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets not subject to amortization:
Trademarks	$914,155	-	$(914,155)	-	-	-	-
Stock exchange trading right	64,332	-	(64,332)	-	-	-	-
Futures exchange trading right	64,332	-	(64,332)	-	-	-	-
Intangible assets subject to amortization:
Completed technology	922,090	(922,090)	-	-	66,820	(7,276)	59,544
Customer relationship	744,338	(744,338)	-	-	-	-	-
Value-added service license	29,361	(29,361)	-	-	-	-	-
Agreement with mobile operators	13,173	(13,173)	-	-	-	-	-
Securities consulting license and related trademarks	3,713,487	(713,270)	(3,000,217)	-	4,833,877	(218,184)	4,615,693
Intellectual property	79,354	(44,306)	(35,048)	-	-	-	-
	$6,544,622	$(2,466,538)	$(4,078,084)	-	$4,900,697	$(225,460)	$4,675,237

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $561,392, $444,292 and $224,430, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $335,624, $335,623, $335,623, $335,623 and $3,332,742 for 2013, 2014, 2015, 2016 and 2017 and thereafter, respectively.

For the year ended December 31, 2011, the Group recorded an impairment loss on its intangible assets in the amount of $4,078,084 associated with the acquired trademarks, stock exchange trading right, futures exchange trading right, securities consulting license and related trademarks, and intellectual property due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. Following an independent valuation performed by American Appraisal China Limited, there was no impairment on intangible assets for the year ended December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

11.	GOODWILL

Changes in goodwill for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Southern China	Eastern China	Northern China	Western China	Hong Kong	Total

Balance as of December 31, 2010	$2,400,576	$8,892,249	$387,242	-	$1,269,520	$12,949,587
Impairment	(2,507,499)	(9,284,338)	(403,561)	-	(1,267,826)	(13,463,224)
Exchange difference	106,923	392,089	16,319	-	(1,694)	513,637

Balance as of December 31, 2011	-	-	-	-	-	-
Acquisition (Note 3)	-	-	-	3,033,068	-	3,033,068
Exchange difference	-	-	-	16,213	-	16,213

Balance as of December 31, 2012	-	-	-	$3,049,281	-	$3,049,281

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

In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group's reporting units. Accordingly, it adopted a discounted cash flow ("DCF") method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

11.	GOODWILL - continued

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

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2010, 2011 and 2012. Based on the impairment tests performed, the Group recognized an impairment loss of nil, $13,463,224 and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

12.	BANK FACILITIES AND SHORT-TERM LOANS

In 2010, the Group obtained a term loan facility amount up to $2,569,637 and a revolving loan facility amount up to $10,150,067 from a bank. The outstanding loans have the interest margin, which is 1.8%, plus Hong Kong Interbank Offered Rate ranging from 0.08% to 0.24%. In 2011, the Group extended the facilities that had a term loan facility amount up to $6,433,185 and a revolving loan facility amount up to $6,304,521, expiring in July 2012. The facilities are guaranteed by a standby letter of credit, which is secured by the Group's restricted cash of $14,558,238 as of December 31, 2011. As of December 31, 2011, $12,737,706 of loan was outstanding under such loan facilities. The outstanding loans have the interest margin, which is 1.9%, plus Hong Kong Interbank Offered Rate ranging from 0.06% to 0.34%.

In June 2012, the Group renewed the facility which will be matured in June 2013.  The facility had a term loan facility amount up to $6,450,531 and a revolving loan facility amount up to $6,321,520. The facilities are guaranteed by a standby letter of credit, which is secured by the Company's restricted cash of $14,465,198 as of December 31, 2012. As December 31, 2012, $6,450,531 of loans was outstanding under such loan facilities. The outstanding term loans and revolving loans have the interest margin, which is 2.4%, plus Hong Kong Interbank Offered Rate ranging from 0.11% to 0.33%.

In March 2011, the Group obtained another term loan facility amount up to $7,076,503 and another revolving loan facility amount up to $5,661,203 from the bank. The facilities are guaranteed by standby letters of credit, which is secured by the Group's restricted cash of $14,822,882 as of December 31, 2011. As of December 31, 2011, $6,433,185 of loans was outstanding under such loan facilities. The outstanding term loans and revolving loans have the interest margin, which are 1.0% and 2.2%, plus Hong Kong Interbank Offered Rate ranging from 0.06% to 0.34%. The facilities were matured in March 2012.

In February 2012, the Group renewed the facility which was matured in February 2013.  The facility had a term loan facility amount up to $7,095,584 and a revolving loan facility amount up to $5,676,467. The facilities are guaranteed by a standby letter of credit, which is secured by the Company's restricted cash of $14,398,218 as of December 31, 2012. As December 31, 2012, $7,095,584 of loans was outstanding under such loan facilities. The outstanding term loans and revolving loans have the interest margin, which is 2.4%, plus Hong Kong Interbank Offered Rate ranging from 0.11% to 0.33%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2011	2012

Accrued bonus	$3,006,519	$2,026,268
Accrued refund of subscription fees	1,242,226	364,445
Accrued professional service fees	480,248	718,863
Withholding individual income tax-option exercise	61,683	61,683
Other taxes payable	381,095	291,870
Accrued raw data cost	375,837	364,889
Accrued office rental	8,739	-
Accrued bandwidth cost	26,017	44,983
Accrued welfare benefits	385,711	68,717
Others	488,974	1,446,912
	$6,457,049	$5,388,630

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2012, the Company and its subsidiary iSTAR Financial Holdings have three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $4,519,671, $1,538,802, and $802,725 for 2010, 2011, and 2012, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the "2004 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. Options to purchase 5,688,488 ordinary shares are authorized under the Plan. In September 2004 and December 2006, the Company increased the total number of ordinary shares available for issuance under the 2004 Plan by an additional 10,000,000 shares. In June 2009, the shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares. In June 2010, the Company's shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Plan by 3,000,000 ordinary shares annually until December 31, 2014. As a result the total number of ordinary shares authorized under the 2004 Plan was 27,688,488 as of December 31, 2012.

Options to employees

During the years of 2010, 2011 and 2012, the Company granted 3,562,000, 285,000 and nil stock options to employees, respectively, at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2010			2011

Weighted average risk free rate of return	1.11%	-	2.47%	2.02%	-	2.24%
Weighted average expected option life (years)	5.98			6.14
Expected volatility rate	54.37%	-	57.06%	72.96%	-	73.75%
Dividend yield		-			-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Options to employees - continued

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

Options are generally granted at an exercise price equal to the fair market value of the Company's shares at the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2010		2011		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	10,834,298	$0.87	13,103,238	$0.99	11,994,698	$0.96
Granted	3,562,000	1.43	285,000	1.08	-	-
Exercised	(637,720)	1.12	(47,500)	0.47	(20,000)	0.16
Forfeited	(655,340)	1.27	(1,346,040)	1.28	(829,700)	1.35

Outstanding at end of year	13,103,238	$0.99	11,994,698	$0.96	11,144,998	$0.93

Shares exercisable at end of year	9,316,838	$0.82	10,588,058	$0.91	10,856,838	$0.92

The following table summarizes information with respect to stock options outstanding at December 31, 2012:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2012	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2012

$0.16	2,810,738				2,810,738
$1.04	200,000				200,000
$1.31	1,279,100				1,279,100
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,389,000				2,389,000
$1.32	73,600				73,600
$1.26	553,560				553,560
$1.65	10,000				10,000
$1.43	2,222,000				2,044,240
$1.43	50,000				34,000
$1.14	200,000				120,000
$0.87	30,000				15,600
	11,144,998	3.74 years	$0.93	$191,130	10,856,838	$0.92	$191,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2010, and 2011 was $0.78 and $0.70, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $115,985, $5,740, and $1,360, respectively. The total fair value of shares vested during the year ended December 31, 2010, 2011 and 2012 were $396,090, $1,705,153 and $663,519, respectively.

As of December 31, 2012, 11,650,840 ordinary shares were available for future grant of awards. The Company recognized share-based compensation expenses of $1,765,437, $945,868 and $207,678 for stock option in the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, there were $65,917 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of one year.

2007 Equity incentive plan

In July 2007, the Company adopted the 2007 Equity incentive plan (the "2007 Plan") and granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who were eligible for the 2007 Plan. The vesting of the nonvested shares are subject to achieving certain operating performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan.

The grant date fair value of a nonvested share was measured at the quoted market price of the Company's equity shares. The nonvested shares shall become vested during the three years following the grant date from July 2007 to June 2010 based on the Company's certain operating performance targets for the years 2008 and 2009. Based on the Company's operating performance during 2008 and 2009, 8,658,048 shares were vested as of December 31, 2010.

The Company recognized a compensation expense of $2,655,135 for the nonvested shares in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES - continued

2007 Equity incentive plan - continued

In 2009, in light of the significant global economic downturn and its impact on the Group's performance, the board approved the Amended Restricted Stock Issuance and Allocation Agreement (the "Amended Agreement"), which was executed on July 1, 2010 to extend the performance period and the vesting term. Under the Amended Agreement, there were 1,900,445 granted nonvested shares, which were not vested due to the operating performance targets for 2008 and 2009 were not achieved, became eligible for vesting if the Company can achieve the new performance targets for 2010, 2011 or 2012. The change of performance target was accounted for as a modification of the terms of the nonvested share award, and no other terms or conditions of the award were modified. Immediately before the modification, the share based compensation expense of the 1,900,445 nonvested shares that expected to be recognized over the vesting period was zero. As the new performance targets were not achieved, therefore, there is no incremental compensation cost associated with the modification.

There was no share based compensation expense recognized in 2010, 2011 and 2012 after the modification date due to the new performance target of 2010, 2011 and 2012 was not achieved.

A summary of the status of the nonvested shares as of December 31, 2010, 2011 and 2012, and changes during the year ended December 31, 2012 is presented below.

Nonvested shares	Shares	Weighted- average grant/ modification date fair value	Aggregate intrinsic value

At the beginning of year 2010	3,343,453	$1.84	4,881,441
Granted	-	-	-
Vested	(1,443,008)	-	(2,117,855)
Forfeited	-	-	-

At the end of year 2010	1,900,445	$1.43	2,481,981
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-

At the end of year 2011	1,900,445	$0.69	$615,744
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-

At the end of year 2012	1,900,445	$0.27	$433,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

14.	STOCK OPTIONS AND NONVESTED SHARES - continued

2010 Equity incentive plan of iSTAR Financial Holdings

In November 2010, iSTAR Financial Holdings, a subsidiary of the Company, implemented the "2010 equity incentive plan" (the "plan") under which the Company transferred 1,500 nonvested shares which representing 15% of total iSTAR Financial Holdings' equity interest to its management group as a share incentive. If the grantees left the Company before the third anniversary of the grant date when the nonvested shares become vested, they should transfer the shares to the Company at no consideration. Therefore, the total share based compensation expenses are recognized ratably over the three years of vesting period. In addition, as the grantees are entitled to all the shareholder's rights, including the dividend rights since the date of grant, the 15% share of the earnings of iSTAR Financial Holdings is recognized as noncontrolling interest on the Company's consolidated financial statements since November 1, 2010, the date of grant.

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $99,099, $592,934 and $595,049 share based compensation cost in 2010, 2011 and 2012, respectively.

As of December 31, 2012,  there was $494,113 unrecognized compensation cost relating to nonvested shares, which is expected to be recognized over a weighted average period of one year.

15.	INCOME TAXES

Hong Kong

China Finance Online, iSTAR Securities, iSTAR Futures, iSTAR Wealth Management, iSTAR Investment Services, iSTAR Credit, CFO HK Genius and other six subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong.

British Virgin Islands

Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include iSTAR Financial Holdings and other nine subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

15.	INCOME TAXES - continued

PRC

The Group's PRC entities are subject to 25% PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws, except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

Under the EIT Law and its implementing rules, an enterprise which qualifies as a "high and new technology enterprise" ("the HNTE") is entitled to a tax rate of 15%.

Under the EIT law and its implementing rules, enterprises that obtain status of "Software Enterprises" are entitled to be exempted from EIT tax for the first two profit-making years and enjoy a preferential 12.5% tax rate, which is half of the standard EIT rate of 25% for the three years thereafter.

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2012 is as follows:

PRC entities	Chinese enterprise income tax rate	Qualification for preferential tax rate
CFO Success	Preferential tax rate of 12.5% from 2010 to 2012.	Software Enterprises
CFO Qicheng	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Shenzhen Shangtong	Full tax exemption for the years 2010 and 2011, and preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Zhengning	Preferential tax rate of 11% and 12% from 2010 to 2011.	Software Enterprises
CFO Stockstar	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Jujin	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Newrand	Transition tax rate 22%, 24% for 2010, 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Software	Preferential tax rate of 7.5%for 2010; And preferential tax rate of 15% from 2011 to 2013.	HNTE
CFO Meining	Preferential tax rate of 15% from 2010 to 2013.	HNTE
CFO Genius	Preferential tax rate of 15% for 2010; Transition tax rate 24% for 2011; And preferential tax rate of 15% from 2012 to 2014.	HNTE; Transition rules of EIT Law

The HNTE status obtained by CFO Software, CFO Meining and CFO Genius in 2008 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. In 2011, CFO Software and CFO Meining obtained the renewal of HNTE status. In 2012, CFO Genius obtained the HNTE status.

CFO Chongzhi, CFO Zhongcheng and Shanghai Shangtong Co., Ltd. ("CFO-Shangtong") were approved by the local tax authority in 2010 to file their income tax by adopting the "deemed-profit method". In 2011 and 2012, CFO Chongzhi and CFO Shangtong continued to adopt the method. CFO Securities Consulting was approved and adopted the method in 2011. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

15.	INCOME TAXES - continued

PRC - continued

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that currently the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

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

Aggregate deficits of the Company's subsidiaries located in the PRC were approximately $1,324,268 at December 31, 2012. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $2,350,179 at December 31, 2012. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2010	2011	2012

Current	$(362,861)	$(662,114)	$(315,197)
Deferred	99,475	(3,276,319)	(568,521)

Total	$(263,386)	$(3,938,433)	$(883,718)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

15.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2011	2012
Current deferred tax assets:
Deferred revenue - current	$2,545,361	$689,596
Accrued expenses and other liabilities	248,113	313,572
Unrealized Loss on short-term investments	5,728	-
Net operating loss carrying forwards	-	949,476
	2,799,202	1,952,644
Less: valuation allowance	(2,165,524)	(1,561,019)

Total current deferred tax assets	633,678	391,625

Non-current deferred tax assets:
Deferred revenue - non-current	$985,439	$200,774
Net operating loss carrying forwards	6,922,639	8,101,455
	7,908,078	8,302,229
Less: valuation allowance	(7,424,375)	(8,101,455)

Total non-current deferred tax assets	$483,703	$200,774

Current deferred tax liabilities:
Account receivable and other assets	(45,333)	(140,074)

Total current deferred tax liabilities	$(45,333)	$(140,074)

Non-current deferred tax liabilities:
Intangible assets	-	(1,168,809)

Total non-current deferred tax liabilities	$-	$(1,168,809)

A valuation allowance of $9,589,899 and $9,662,474 was established as of December 31, 2011 and 2012, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2012, operating loss carry forwards includes approximately $31.4 million which will expire by 2017, and $13.7 million which will carry forward indefinitely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

15.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense (benefit) and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2010	2011	2012

Income (loss) before tax	1,897,545	(15,525,522)	(11,076,429)
Income tax expense calculated at 25%	474,386	(3,881,381)	(2,769,107)
Effect of tax holiday	(4,208,756)	(2,155,424)	2,206,739
Effect of income tax rate difference in
Other jurisdictions	184,062	(203,633)	250,412
Non-deductible expenses	2,718,810	4,950,474	851,680
Non-taxable income	(611,009)	(40,165)	(2,122)
Change in valuation allowance	1,705,893	5,268,562	346,116

Income tax expense (benefit)	263,386	3,938,433	883,718

During the years ended December 31, 2010, 2011 and 2012, if the China Finance Online's subsidiaries and VIEs in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $4,208,756, $2,155,424 and $39,026, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.04, $0.02 and $0.00, for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2012.

Since November 2012, the relevant tax authorities of the Group's subsidiaries and VIEs have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2007 to 2012 of the Group's PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2012, at the tax authority's discretion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

16.	AMERICAN DEPOSITARY SHARES ("ADS") PLAN

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

As of December 31, 2007, 905,256 American depositary shares ("ADSs") had been issued to employees and the remaining 94,744 ADSs continued to be held by the Group for future exercises. These 94,744 ADSs represent 473,720 ordinary shares of the Group.

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

In year 2005, the Group repurchased 10,708,030 ordinary shares at prices ranging from $1.13 to $1.41 per share, including brokerage commission, for a total consideration of $13,200,394. In year 2007, the Group granted 10,558,493 nonvested shares to employees out of the repurchased shares. Therefore there were 149,537 repurchased shares at the end of 2007. In year 2008 and 2009, 95,950 and 750 repurchased shares were used for options exercised by employees, respectively. Therefore, the number of the remaining repurchased share as of December 31, 2010, 2011 and 2012 was 52,837, 52,837 and 52,837, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

18.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2010	2011	2012

Net income (loss) attributable to China Finance Online Co. Limited	$1,960,122	$(19,326,909)	$(11,855,207)

Weighted average ordinary shares outstanding used in computing basic net income per share	108,247,552	108,961,642	108,983,249
Plus: Incremental shares from assumed conversions of stock options and nonvested shares	5,877,470	-	-

Weighted average ordinary shares outstanding used in computing diluted net income per share	114,125,022	108,961,642	108,983,249

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$0.02	$(0.18)	$(0.11)
- diluted	$0.02	$(0.18)	$(0.11)

As of December 31, 2010, 767,083 options and zero nonvested shares were excluded in computation of diluted net income per share, respectively, because their effects were anti-dilutive. For the years ended December 31, 2011 and 2012, 11,994,698 options and 1,900,445 nonvested shares, and 11,144,998 options and 1,900,445 nonvested shares were anti-dilutive, respectively, because the Group was in the loss position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $3,898,237, $4,788,471 and $3,340,484 for the years ended December 31, 2010, 2011 and 2012 respectively.

20.	NONCONTROLLING INTERESTS

	CFO Securities Consulting	iSTAR Financial Holdings	CFO East Win	Total

Balance as of December 31, 2009	$259,529	-	-	$259,529

Acquisition of noncontrolling interest of CFO Securities Consulting	(5,233)	-	-	(5,233)
Share-based compensation of iSTAR Financial Holdings (Note 14)	-	14,865	-	14,865
Net loss	(254,296)	(71,667)	-	(325,963)

Balance as of December 31, 2010	-	(56,802)	-	(56,802)
Share-based compensation of iSTAR Financial Holdings (Note 14)	-	88,940	-	88,940
Net loss	-	(137,046)	-	(137,046)

Balance as of December 31, 2011		(104,908)	-	(104,908)
Acquisition of noncontrolling interest of CFO East Win (Note 3)	-	-	871,960	871,960
Share-based compensation of iSTAR Financial Holdings (Note 14)	-	89,256	-	89,256
Net income (loss)	-	78,958	(183,898)	(104,940)

Balance as of December 31, 2012	-	$63,306	$688,062	$751,368

21.	COMMITMENTS AND CONTINGENCIES

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2010, 2011 and 2012 were $3,067,950, $3,286,547 and $3,941,137, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2013	6,134,773
2014	1,481,652
2015	480,072
Total	$8,096,497

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has two operating segments (1) online financial data subscription service and other related services, (2) brokerage service. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group's chief executive officer has been identified as the chief operating decision makers. The Group's chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group's operating segments:

For the year ended December 31, 2012

	Subscription services and other related services	Brokerage services	Consolidated

Net revenues	$25,781,724	$3,817,762	$29,599,486
Cost of revenues	7,297,061	792,333	8,089,394
Operating expenses:
General and administrative	8,515,833	2,871,548	11,387,381
Product development	10,735,570	-	10,735,570
Sales and marketing	12,500,788	571,229	13,072,017
Total operating expenses	31,752,191	3,442,777	35,194,968
Government subsidies	75,883	-	75,883
Loss from operations	$(13,191,645)	$(417,348)	$(13,608,993)
Total assets	$72,474,437	$48,896,558	$121,370,995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

	Subscription services and other related services	Brokerage services	Consolidated

Net revenues	$49,468,401	$3,539,664	$53,008,065
Cost of revenues	8,462,096	308,521	8,770,617
Operating expenses:
General and administrative	8,319,593	2,908,039	11,227,632
Product development	13,313,635	-	13,313,635
Sales and marketing	20,714,263	623,536	21,337,799
Loss from impairment of intangible assets	3,949,420	128,664	4,078,084
Loss from impairment of goodwill	12,195,398	1,267,826	13,463,224
Total operating expenses	58,492,309	4,928,065	63,420,374
Government subsidies	265,016	-	265,016
Loss from operations	$(17,220,988)	$(1,696,922)	$(18,917,910)
Total assets	$106,811,438	$53,165,245	$159,976,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2010

	Subscription services and other related services	Brokerage services	Consolidated

Net revenues	$56,712,796	$3,003,246	$59,716,042
Cost of revenues	8,098,809	398,336	8,497,145
Operating expenses:
General and administrative	10,976,571	2,231,766	13,208,337
Product development	13,027,879	-	13,027,879
Sales and marketing	25,241,232	1,749,861	26,991,093

Total operating expenses	49,245,682	3,981,627	53,227,309

Government subsidies	514,113	-	514,113
Loss from operations	(117,582)	(1,376,717)	(1,494,299)

Total assets	$147,245,516	$32,845,066	$180,090,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2010	2011	2012

Subscription fees	$49,518,331	$43,100,486	$20,826,995
Advertising revenue	7,031,219	6,243,748	4,848,622
Brokerage service revenue	3,003,246	3,539,664	3,817,762
Others	163,246	124,167	106,107

Total revenue from external customers	$59,716,042	$53,008,065	$29,599,486

Substantially all of the Company's revenues for the years ended December 31, 2010, 2011 and 2012 were generated from the PRC and Hong Kong.

As of December 31, 2010, 2011 and 2012, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are to be made at the discretion of the board of directors of each of the Group's subsidiaries.

These reserve funds can only be used for specific purposes and are not distributable as cash dividends.

The appropriation to these reserves by the Group's PRC subsidiaries was $221,679, $118,265 and $30,658 in 2010, 2011 and 2012.

The balance of the statutory reserves was $5,825,742 and $5,856,400 as of December 31 2011 and 2012. Such reserves have been included in the retained earnings of the Company's consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars)

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2012, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $74,101,332. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

24.	SUBSEQUENT EVENT

The Company didn’t renew the bank facility which was matured in February 2013, and repaid the short-term loan of US$ 7,095,584.

In March, 2013, in order to enhance our return on cash, the Company's Board of Directors approved and authorized the Company's participation in a real estate project. Pursuant to the investment agreement entered into in connection with the real estate project, the Company will own 49% of the equity interest with a consideration of $21,525,608. The Company does not intend to engage in real estate investment as part of our business operation.

Additional Information - Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2011	2012
Assets

Current assets:
Cash and cash equivalents	$2,703,639	$2,941,180
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	3,213,777	3,309,214
Prepaid expenses and other current assets	131,022	104,116
Dividends receivable	27,205,250	19,463,347

Total current assets	33,253,688	25,817,857

Investments in subsidiaries, VIEs and VIE’s subsidiaries	58,968,066	63,446,732
Rental Deposits	-	66,622

Total assets	$92,221,754	$89,331,211

Liabilities and shareholders' equity

Current liabilities:
Accrued expenses and other current liabilities	261,874	251,649
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	1,018,731	9,114,380

Total current liabilities	$1,280,605	$9,366,029

Shareholders' equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,935,383 and 110,955,383 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	14,325	14,328
Additional paid-in capital	80,446,578	81,163,243
Accumulated other comprehensive income	10,927,248	11,089,820
Retained deficits	(447,002)	(12,302,209)

Total shareholders' equity	90,941,149	79,965,182

Total liabilities and shareholders' equity	$92,221,754	$89,331,211

Financial information of Parent Company
Statements of Comprehensive Income
(In U.S. dollars)

	December 31,
	2010	2011	2012

Cost of revenues	$139,276	$43,976	$4,245

Gross loss	(139,276)	(43,976)	(4,245)
Operating expenses:
General and administrative	760,786	1,428,893	1,445,591
Product development	53,202	75,482	68,961
Sales and marketing	-	-	43,018
Share-based compensation	4,420,572	945,868	207,677
Loss from impairment of goodwill	-	50,534	-

Total operating expenses	5,234,560	2,500,777	1,765,247

Interest income	2,249	1,402	2,180
Equity in earnings (deficits) of subsidiaries, VIEs and VIE’s subsidiaries	6,500,738	(16,643,739)	(9,674,955)
Exchange gain (loss)	830,971	1,339,752	(413,004)
Other income	-	-	64
Loss from impairment of cost method investment	-	(1,479,571)	-

Net income (loss)	$1,960,122	$(19,326,909)	$(11,855,207)

Other comprehensive income, net of tax:
Changes in foreign currency translation adjustment	$1,688,217	$2,928,723	$130,115
Net unrealized income (loss) on available-for-sale securities, net of tax effects of nil, ($5,728) and $5,728 for 2010, 2011 and 2012, respectively	-	(32,457)	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil, nil and nil for 2010, 2011 and 2012, respectively	-	-	45,567

Other comprehensive income, net of tax	1,688,217	2,896,266	162,572

Comprehensive income (loss)	$3,648,339	$(16,430,643)	$(11,692,635)

Financial Information of Parent Company
Parent Company Statement of Shareholders' Equity
(In U.S. dollars, except share data)

			Additional	Accumulated other		Total
	Ordinary shares		paid-in	comprehensive	Retained	shareholders'
	Shares	Amount	capital	income (loss)	earnings	equity

Balance as of January 1, 2010	110,250,163	$14,237	$74,130,609	$6,342,765	$16,919,785	$97,407,396

Exercise of share options by employees	637,720	82	717,175	-	-	717,257
Share-based compensation	-	-	4,420,572	-	-	4,420,572
Equity pick up from compensation of a subsidiary	-	-	84,234	-	-	84,234
Acquisition of noncontrolling interest of CFO Securities Consulting	-	-	(377,893)	-	-	(377,893)
Foreign currency translation adjustment	-	-	-	1,688,217	-	1,688,217
Net income	-	-	-	-	1,960,122	1,960,122

Balance as of December 31, 2010	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905

Exercise of share options by employees	47,500	6	22,019	-	-	22,025
Share-based compensation	-	-	945,868	-	-	945,868
Equity pick up from compensation of a subsidiary	-	-	503,994	-	-	503,994
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	-	-	-	(32,457)	-	(32,457)
Foreign currency translation adjustment	-	-	-	2,928,723	-	2,928,723
Net loss	-	-	-	-	(19,326,909)	(19,326,909)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149

Exercise of share options by employees	20,000	3	3,197	-	-	3,200
Share-based compensation	-	-	207,677	-	-	207,677
Equity pick up from compensation of a subsidiary	-	-	505,791	-	-	505,791
Net unrealized losses on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115
Net income	-	-	-	-	(11,855,207)	(11,855,207)

Balance as of December 31, 2012	110,955,383	$14,328	$81,163,243	$11,089,820	$(12,302,209)	$79,965,182

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$1,960,122	$(19,326,909)	$(11,855,207)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	4,420,572	945,868	207,677
Loss from impairment of cost method investment	-	1,479,571	-
Loss from impairment of goodwill	-	50,534	-
Equity in earnings (deficits) of subsidiaries, VIEs and VIE’s subsidiaries	(6,500,738)	16,643,739	9,674,955
Changes in assets and liabilities:
Prepaid expenses and other current assets	(78,804)	(31,865)	26,907
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	(1,845,474)	(902,476)	317,359
Rental Deposits	-	-	(66,622)
Accrued expenses and other current liabilities	(53,454)	(52,029)	(10,225)
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	568,289	307,870	8,095,649

Net cash used in operating activities	(1,529,487)	(885,697)	6,390,493

Investing activities:
Dividend received from subsidiaries	-	759,301	4,171,269
Capital injection to subsidiaries	-	-	(10,327,422)

Net cash provided by investing activities	-	759,301	(6,156,153)

Financing activities:
Proceeds from stock options exercised by employees	717,257	22,025	3,200

Net cash provided by financing activities	717,257	22,025	3,200

Effect of exchange rate changes	2	-	1

Net increase (decrease) in cash and cash equivalents	(812,228)	(104,371)	237,541
Cash and cash equivalents, beginning of the year	3,620,238	2,808,010	2,703,639

Cash and cash equivalents, end of the year	$2,808,010	$2,703,639	$2,941,180

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.