Form 20-F/A
period 2012-12-31
China Finance Online Co. LTD
filed 2013-05-24
CIK 1297830

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
______________________________________________________
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

Large accelerated filer ☐                     Accelerated filer  ☐                         Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes                                                                                                                                                  ☑ No

 EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 29, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating “Item 19. Exhibits” with the exhibits included in this Amendment No. 1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed. The Company’s 2012 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2012 Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Date: May 24, 2013	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer