Form 20-F
period 2013-12-31
China Finance Online Co. LTD
filed 2014-05-06
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 000-50975

CHINA FINANCE ONLINE CO. LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

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

American Depositary Shares, each representing 5 ordinary shares*
_______________________________________________________
(Title of Class)

*Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depository Shares each representing 5 ordinary shares pursuant to the requirements of the Securities and Exchange Commission

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 111,145,633 ordinary shares.

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

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•
"we", " us", "our Company", "the Company", "our", refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;

•
"shares" and "ordinary shares" refer to our ordinary shares, "preferred shares" refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004. "ADSs" refers to our American depositary shares, each of which represents five ordinary shares, and "ADRs" refers to the American depositary receipts which evidence our ADSs;

•	"China" or "PRC" refers to the People's Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	"Hong Kong" or "H.K." refers to the Hong Kong Special Administrative Region of the People's Republic of China;

•	"U.S. GAAP" refers to generally accepted accounting principles in the United States; and

•
all references to "Renminbi", "RMB" or "yuan" are to the legal currency of China, all references to "U.S. dollars", "dollars", "$" or "US$" are to the legal currency of the United States and all references to "Hong Kong dollars" or "HK$" are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We and certain selling shareholders of our company completed the initial public offering of 6,200,000 American depositary shares, each representing five of our ordinary shares, on October 20, 2004. On October 15, 2004, we listed our ADSs on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006), or NASDAQ, under the symbol "JRJC". Effective from January 3, 2011, our ADSs were elevated to trade on the NASDAQ Global Select Market.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "estimate", "intend", "plan", "believe", "is /are likely to" or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and new strategies, including how we effect our goals and new strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings and upgrade our business strategies;

•	our plans to use acquisitions and investments as part of our corporate strategy;

•	our strategic transformation initiative;

•	cost-cutting initiatives and their effect on efficiency and operational performance;

•	competition in the PRC financial data and information services industry, securities investment advisory, wealth management and financial services industry;

•	the market prospect of the online financial data and information services market;

•	the market prospect of the securities investment advisory and wealth management services markets;

•
the market prospect and competition in other business areas that we have expanded or ventured into, including without limitation, futures contracts brokerage business and precious metals trading business;

•	performance of China's securities markets, Hong Kong's securities markets and global financial markets;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	our ability to retain key personnel and attract new talents;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	PRC and Hong Kong governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to securities investment advisory companies to provide advisory services on securities and related products;

•	PRC governmental policies relating to wealth management services and our precious metals trading business;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure investors that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, "Key Information — Risk factors" and elsewhere in this annual report.

The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of the online financial data and information services industry, securities investment advisory, wealth management and financial services industry subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report, "Key Information — Risk factors". We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2009	2010	2011	2012	2013
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$53,606	$59,716	$53,008	$29,599	$52,738
Cost of revenues	(8,147)	(8,497)	(8,771)	(8,089)	(10,570)
Gross profit	45,459	51,219	44,237	21,510	42,168
Operating expenses:
General and administrative	(16,982)	(13,208)	(11,228)	(11,387)	(15,210)
Product development	(10,754)	(13,028)	(13,314)	(10,736)	(9,033)
Sales and marketing	(26,095)	(26,991)	(21,337)	(13,072)	(30,588)
Loss from impairment of intangible assets	-	-	(4,078)	-	-
Loss from impairment of goodwill	-	-	(13,463)	-	-
Total operating expenses	(53,831)	(53,227)	(63,420)	(35,195)	(54,831)
Government subsidies	567	514	265	76	11
Loss from operations	(7,805)	(1,494)	(18,918)	(13,609)	(12,652)
Interest income	1,352	1,590	2,745	3,178	1,341
Interest expense	-	(142)	(248)	(518)	(197)
Exchange gain, net	2	813	1,350	72	557
Equity method investment income	-	-	-	-	2,774
Short-term investments income	41	1,138	1,032	435	132
Other expense, net	(258)	(7)	(7)	(634)	(29)
Loss from impairment of cost method investment	-	-	(1,480)	-	-
Income (loss) before income tax benefit (expense)	(6,668)	1,898	(15,526)	(11,076)	(8,074)
Income tax benefit (expense)	446	(264)	(3,938)	(884)	(100)
Net income (loss)	(6,222)	1,634	(19,464)	(11,960)	(8,174)
Less: net income (loss) attributable to the noncontrolling interests	(2)	(326)	(137)	(105)	399
Net income (loss) attributable to China Finance Online Co. Limited	$(6,220)	$1,960	$(19,327)	$(11,855)	$(8,573)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.06)	$0.02	$(0.18)	$(0.11)	$(0.08)
-diluted	$(0.06)	$0.02	$(0.18)	$(0.11)	$(0.08)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic(1)	$(0.30)	$0.09	$(0.89)	$(0.54)	$(0.39)
-diluted(1)	$(0.30)	$0.09	$(0.89)	$(0.54)	$(0.39)

(in thousands of U.S. dollars)	As of 31 December,
	2009	2010	2011	2012	2013
Consolidated balance sheet data:
Cash and cash equivalents	$107,391	$106,773	$64,641	$40,906	$36,371
Current working capital(2)	81,255	90,146	90,098	70,360	56,677
Total assets	165,609	180,091	159,977	121,371	133,493
Short-term loan	-	6,424	19,171	13,546	-
Deferred revenue, current	30,620	32,995	17,287	7,551	6,150
Total current liabilities	52,401	60,259	61,903	36,331	39,203
Deferred revenue, non-current	14,547	13,022	7,237	3,155	1,986
Total China Finance Online Co. limited shareholders' equity	97,407	105,900	90,941	79,965	75,771

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People's Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.0969, which was the prevailing exchange rate on December 31, 2013. The prevailing exchange rate on April 15, 2014 was $1.00 to RMB 6.1571. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The People's Bank of China sets and publishes a daily base exchange rate. Until July 21, 2005, the People's Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People's Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People's Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)
December 31, 2009	6.8314	6.8399	6.8201	6.8282
December 31, 2010	6.7668	6.8284	6.6227	6.6227
December 31, 2011	6.4445	6.6349	6.3009	6.3009
December 31, 2012	6.3085	6.3495	6.2670	6.2855
December 31, 2013	6.1896	6.2898	6.0969	6.0969
Most recent six months:
October 2013	6.1393	6.1458	6.1330	6.1425
November 2013	6.1372	6.1482	6.1305	6.1325
December 2013	6.1160	6.1352	6.0969	6.0969
January 2014	6.1043	6.1109	6.0930	6.1050
February 2014	6.1128	6.1224	6.1053	6.1214
March 2014	6.1358	6.1521	6.1190	6.1521
April 2014(through 15th)	6.1520	6.1571	6.1490	6.1571

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors' interests and engagement in the securities market, which may in turn have a significantly negative impact on our business.

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments, including continued or further recessionary economic conditions due to the simmering European sovereign debt crisis and the fiscal cliff threat in the United States, all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also been slowed down due to various factors, including high inflation, concerns over China's economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors' interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

Increasing challenges in China's securities markets, economic conditions, inflation, regulatory policies, interests rates, the availability of hedging instruments and other factors that could affect investors' interests in investing in China's securities markets could have an adverse effect on our business.

We believe that the level of public interest in investing in China's securities market could significantly influence the demand for market intelligence on China's securities markets and our products and services. Such demand could be affected by the level of trading activities in China's securities markets. During the past several years, China's securities markets remained sluggish in general. The benchmark Shanghai Stock Exchange Composite Index, or the SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. On June 25, 2013, the SSE Composite Index plunged to a five-year low of 1,849.65 points. In addition, irregular activities involving China's securities markets, including, without limitation, insider trading, large-scale selling shares by executive officers of newly listed companies, over issuance of IPOs and inadequate legal protections of individual investors, have become increasingly intense in recent years and resulted in market weakness and decreased investor confidence in China's securities markets. Any factors that lead to prolonged weakness or intensified volatility in China's securities markets in the future may diminish investors' interest in China's securities markets, and our business could be adversely affected accordingly.

The China Securities Regulatory Commission, or the CSRC, officially approved the trial margin trading and short selling rules at Shanghai and Shenzhen Stock Exchanges in late 2011, which indicates that margin trading and short selling have become the regular trading activities within China's securities market. It is possible that these hedging instruments could cause increased volatility in China's securities market, which, in turn, may have a negative impact on Chinese investors' participation in the securities market, and materially and adversely affect our business.

Downturns, disruptions and volatility in Hong Kong securities markets and global financial markets, and increasing challenges in the business, economic and market conditions that could affect investors' investments in Hong Kong securities markets and global financial markets could have a material and adverse impact on our business in the future.

We provide a diversified portfolio of brokerage and information service to our clients in connection with their investment in Hong Kong securities market and global financial markets through our subsidiaries in Hong Kong. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors' participation in Hong Kong's securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2013, the HSI had an increase of 2.87% for the year, rising from 22,656.92 points on December 31, 2012 to 23,306.39 on December 31, 2013. Despite the gradual pick-up of the HSI, investors' confidence remains weak. As of December 31, 2013, the average daily turnover of the Hong Kong stock market was HK$62.56 billion, representing an increase of 16% as compared with the record for year 2012, but still a decrease of about 28% compared to the record for year 2007. Continued significant fluctuations and weakness of investors' confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

iSTAR International Securities Co. Limited, or iSTAR Securities, holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. iSTAR International Futures Co. Limited, or iSTAR Futures, holds a Type 2 license and commences futures contract trading business in Hong Kong. iSTAR International Wealth Management Co. Limited, or iSTAR Wealth Management, holds a Type 4 license and engages in securities advising activities in Hong Kong. iSTAR International Credit Co. Limited, or iSTAR Credit, holds a Money Lenders License. The securities brokerage, securities advising, futures contracts trading, and money lending business and operations in Hong Kong are subject to extensive regulations by HKEx, Hong Kong Securities and Futures Commission, or SFC, and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on securities broker-dealer, securities advising, futures trading and money lending business is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules or regulations applicable to our securities brokerage, securities advising, futures trading and money lending business could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

We may not be able to successfully continue to innovate, improve and provide products and services to attract and retain paying subscribers and registered users, which could have a material and adverse impact on our business in the future.

In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our Internet technology, improve our existing products and services and introduce additional high-quality products and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, or if we introduce a new feature or a new research tool that is not favorably received, we may lose users. Our operating results may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. Furthermore, our research tools or features may contain errors, including without limitation, programming errors, which are not discovered by our internal testing or are discovered after the services are introduced. Our business operation and our reputation shall be damaged by those errors, and we may need to significantly modify the design of these research tools or features to correct these errors, which could result in significant cost and expense. As Internet technology and products continue to develop, our competitors may be able to offer services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets that are, or that are perceived to be, substantially similar to or better than those generated by our services. This may force us to expend significant resources in order to remain competitive.

Our transition to a new business model and our recently started venture into new business areas may not be successful. We cannot guarantee that each of these businesses will be profitable, which may materially and adversely affect our performance.

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulated paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for our premium individual subscription services. We implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services to be added over time. In addition, we expanded our overseas futures contracts trading business through our Hong Kong-based subsidiary, iSTAR Futures. Beginning in 2013, as part of our transition to a new business model, we also started providing precious metals trading services.

While securities investment advisory, wealth management and precious metals trading businesses have attractive market potential in China, such businesses are relatively new and the related business models are unproven. Our limited experience in new business areas that we may venture into also gives rises to higher unpredictability to our success in these new business areas. We face a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected.  In particular, volatility in precious metals trading prices may affect investors' investment interest and sentiments towards precious metals, which may adversely affect our revenues and our results of operations. In addition, for our precious metals trading services business, we are paid commissions calculated on the basis of our customers' trading volumes. As a result, if our customers are reluctant to trade, our revenues would be adversely affected. We are also acting as one of the market makers on the precious metals exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As counterparty to our clients, we may earn trading gains or incur trading losses, depending on market conditions. As a result, we may not be able to accurately forecast our revenues from our precious metals trading business and financial performance in general, which in turn may contribute to the volatility of our overall operating results.

As we make the transition into taking up precious metals trading services as our new principal businesses, our subscription revenue has started to drop. We are uncertain when, if ever, revenues from our new areas of business will compensate for this lost revenue. If we are unable to successfully and smoothly transition into the new principal businesses and implement our growth strategies, or, if we fail to generate profit in business areas other than our principal businesses in a timely and cost-effective manner, loss of profits may occur and our overall business and financial results may suffer.

Our new internet-based financial platform "Yinglibao" may not be successful and it may face future regulatory hurdles.

In August 2013, the Company launched "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution, for trial service.  For users who maintain Yinglibao balances, their balances would be subscribed by the money market fund managed by a third-party mutual fund management company, Penghua Fund Management Co., Ltd. The return rate on Yinglibao balances is higher than the comparable bank demand deposit rate.  In addition, Yinglibao users have the option of purchasing mutual fund products directly through their accounts. We aim for Yinglibao to become a one-stop shop for investment over time.  However, we are unsure if the trial run will be successful.  In addition, given the cash saving, transferring, and management functions of Yinglibao, Yinglibao may be subject to future additional Chinese laws and regulations relating to banking and securities businesses. In the event that Yinglibao becomes restricted or even prohibited by Chinese laws, our customers' financial activities may be affected and there may be a material adverse impact on our new business ventures in providing users alternative investment opportunities.

Competitors with larger customer base and greater market visibility, such as Alibaba Group ("Alibaba"), Tencent Holdings Limited ("Tencent") and Baidu, Inc. ("Baidu"), recently launched their respective internet-based financial platform which provides financial services similar to that of Yinglibao. In the future, banks and fund management companies may also enter this market and offer similar services to customers. Because of such expected influx of new market entrants, competition in this industry may become more intense. Many of our new competitors, especially Alibaba, Tencent and Baidu, have greater financial and marketing resources than we do. Thus, we may not be able to compete effectively or provide a compelling service alternative for potential customers. Our financial results may suffer as a result.

As Yinglibao's internet platform and mobile platform are currently offered on a trial basis and while we continue to innovate and develop Yinglibao, we expect improvements to Yinglibao's technical and operative stability to gradually take place over time. If technical problems, such as "bugs" and undetected errors become issues in Yinglibao, it may have a negative impact on our reputation and as a result, our customer satisfaction may suffer.

Uncertain legal regulation in our new areas of business may adversely impact our business.

Laws and regulations governing the securities investment advisory and wealth management services industries in China, are developing and are subject to further changes. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to such industries. Recently, China has tightened regulations on commodities transactions in the spot market. The Ministry of Commerce, the People's Bank of China and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective from January 1, 2014 ("Circular 3"). New requirements imposed by Circular 3 and the uncertainties in subsequent implementations and administration of such requirements by related agencies may negatively impact our businesses and business performance.

Our precious metals trading services business is subject to regulation by the local government presiding over the city where an exchange is situated. Each local government implements applicable rules promulgated by the Ministry of Commerce separately, resulting in substantial uncertainties for our precious metals trading services business. As the regulatory environment surrounding precious metals trading continues to evolve, we may devote more time and resources to regulatory matters, which may increase our cost of doing business and may be a limiting factor on the operations and development of such business.

We cannot guarantee you that we will be able to obtain or maintain our existing licenses and permits, renew any of them when their current terms expire, or obtain additional licenses requisite for our strategic transition and venture into new areas of business. Any changes in the regulatory landscape may materially and adversely affect our business.

We face significant competition in the securities investment advisory and wealth management services industry as we transition into the new principal businesses, and our operations and financial condition may suffer if we fail to compete effectively.

As a new market entrant competing in the highly competitive and fragmented securities investment advisory and wealth management services industries in China, we may not be able to compete effectively or provide a compelling service alternative for potential customers. Securities investment advisory and wealth management services industries in China are at their early stages of development and are highly fragmented and competitive, but they provide vast opportunities, and thus we expect competition to persist and could even intensify in the future. We face competition from independent firms providing wealth management services, securities advisory and investment corporations providing securities investment advisory services, brokerage firms providing securities investment advisory services and domestic commercial banks with in-house sales force and private banking functions, among others. Many of our competitors, especially brokerage firms and commercial banks, have greater financial and marketing resources than we do. Many brokerage firms, trust companies and commercial banks we compete with enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base, and settlement capabilities. Moreover, many of the securities investment advisory and wealth management services and product providers, such as brokerage firms, commercial banks and trust companies, are also engaged in, or may in the future, engage in the distribution of wealth management products and they may benefit from the integration of wealth management products with their other services and product offerings, which may provide them competitive advantage in this market.

For our precious metals trading service business, early market entrants in exchanges, such as Haixi Commodity Exchange ("Haixi") and Tianjin Precious Metals Exchange ("TJPME") could own a large number of membership units and have more experience than us in this business. As a result, we may not be able to compete effectively or provide a compelling service alternative for potential customers.

Cash arrangements with brokers for the procurement of our overseas futures contract trading business expose us to third-party risk, which could in turn have a material adverse effect on our financial condition, reputation, client relationships, operations and prospects.

With respect to iSTAR Futures' futures contract trading business, as we currently do not hold membership at overseas futures exchanges, such as the London Metal Exchange or the CME Group, we rely on third party brokers who are members of these exchanges to hold our customers' funds and execute our customers' trades. This business arrangement with third party brokers involves various risks, primarily, third party credit risks and default risks.  In the event that one or more of these brokers become insolvent or bankrupt, we and our clients may have difficulty recovering money deposited with such broker.  Although we enforce and implement strict risk management policies and procedures, such policies and procedures may not be fully effective in mitigating our clients' risk exposure to third party insolvency or bankruptcy.  If we fail to identify any material financial weakness of any of those brokers who hold our customers' funds in a timely manner, and as a result our customers suffer financial loss or other damages resulting from such broker's insolvency or bankruptcy, then accordingly, our financial conditions, reputation, client relationships, operations and prospects will be adversely affected.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

iSTAR Securities' margin financing business requires a commitment of capital and involves risks of losses due to the potential failure of our customers to perform their obligations under their transactions with us.  Our margin policy allows our margin clients to borrow cash from us to buy stocks listed in HKEx in amounts that may be significantly larger than their cash balances. While we closely monitor each customer's exposure, it does not guarantee our ability to eliminate negative customer account balances prior to the occurrence of adverse market changes relative to a customer's position(s). Moreover, we are exposed to debit/deficit risk with our customers. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations since the value of our customers' positions are subject to fluctuation as market prices change. In addition, if an adverse market move relative to a customer's position(s) occurs and we are unable to collect a margin call in a timely manner, the customer account may incur a loss resulting in a debit balance. In light of the current turbulence in the global economy, we face increased risk of default by our customers and other counterparties. Any default by our counterparties or partners could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

While we expect the overall administrative expenses in connection with employees' compensation to decrease as part of our transition to our new principal business, we may incur higher expenses in payments to be made to outgoing employees, which will include without limitation, certain severance payment and non-compete payment obligations. As a part of our business transition and upgrade plan, we are reorganizing certain departments and staff. The new principal businesses we have entered into have lower personnel demands, reflecting in fewer telephone service personnel, product and technical support staff, which will foreseeably result in lower administrative costs. However, in addition to the aforementioned immediate term obligations, in transitioning into securities investment advisory and over time wealth management businesses, we are required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. In the meantime, we have also ventured into other business areas aside from our principal businesses, which ventures may incur increased administrative costs and other input. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with the staffing changes and other adjustment measures we undertake during the transition period.

We ceased providing new subscriptions of premium individual subscription service which may have a chilling effect on our existing subscribers and result in lower than expected revenues, immediate-term cash refunds and possible losses.

We ceased providing new subscriptions of premium individual subscription service since April 2012 while continuing to provide on-going services to our existing subscribers until the applicable subscription terms expire. In light of the new direction we are taking our business, our existing subscribers of premium individual subscription service may start to lose confidence in the resources, the quality and the expertise we devote into these existing subscription services during the time in which we are developing our capacity in the securities investment advisory and over time wealth management services. Such existing subscribers may terminate their existing subscription with us. As a result, revenue and deferred revenue would be reduced if we are required to pay refunds to our existing subscribers, which will negatively impact on our financial results.

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

We renew our agreements with each of SSE Infonet Ltd., SZSE and HSI on an annual basis, respectively. Under these agreements, each of the three data providers can terminate its respective agreement with us if we materially breach relevant terms, such as our untimely payment of, or failure to pay, fees to these providers. However, we cannot assure investors that we will be able to timely renew all of these business arrangements on commercially reasonable terms, or at all, after our current terms expire. In addition, we cannot assure investors that the three securities data providers will not change their current mode of providing stock information to us, change the packages of stock information authorized to us, change their current qualification requirements on the authorized information service provider, or charge us service fees substantially higher than the service fees we are currently paying. If they did so, our business, financial condition and results of operations could be materially and adversely affected. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, either of these four securities data providers may fail to deliver us reliable price quotes or other trading related information. And it would be difficult for us to obtain reliable price quotes and other trading related information from an alternative source, which could materially and adversely affect our business.

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

We market our service offerings through our websites, as well as through our telemarketing and customer service centers. In addition to sales and marketing functions, we depend on our customer support force to market our service offerings to our existing and potential customers and to resolve our subscribers' technical problems. Many of our telemarketing and customer support personnel have only worked for us for a short period of time and some of them may not have received sufficient training or gained sufficient experience to effectively serve our customers. We may not be able to hire, retain, integrate or motivate additional customer support personnel without any short-term disruptions of our operations. As a result, our business could be adversely affected if we do not continue to maintain an effective customer support force.

The CSRC's Provisional Regulations effective from January 1, 2011 ("Provisional Regulations") has considerably increased requirements on pre-sale disclosures, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. The Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing "Securities Analysis Software" promulgated by the CSRC and effective on January 1, 2013 ("Circular 40") further provide that securities investment advisory companies shall provide contact information of companies and certain reminders to clients when promoting products or providing services via the Internet, telephone or SMS.

We require our customer support staff to study and comply with these new requirements imposed by the Provisional Regulations and the Circular 40 in their work. However, we cannot assure investors that our customer support staff would fully comply with the Provisional Regulations and the Circular 40. Our business could be subject to severe penalties if the failure of our customer support staff to comply with those requirements is detected by or complained to regulatory authorities.

Our acquisitions and investments may not recognize our strategic goals, and may result in operating difficulties and other harmful consequences that may adversely impact our business and results of operations.

Acquisitions and investments are important elements of our overall corporate strategy and we expect to continue to acquire and invest in companies, products, services and technologies in the future. In the past several years, we acquired certain businesses and intangible assets, including products, services, trademarks, customer relationships, users list and other assets such as CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, Stockstar Information Technology (Shanghai) Co., Ltd. (CFO Stockstar), a leading finance and securities website in China, iSTAR Securities, a licensed securities brokerage firm incorporated in Hong Kong and Champion Connection Network H.K. Limited’s investment advisory and institutional subscription businesses in China, including the assets, software, personnel etc., through several strategic investments and acquisitions. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks that may have a material adverse effect on our financial condition and results of operation, including:

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

•	our ongoing business may be disrupted and our management's attention may be diverted by transition or integration issues;

•	we may have legal and tax exposures or lose anticipated tax benefits as a result of unforeseen difficulties in our legal entity integration activities;

•	we may face contingencies related to intellectual property, financial disclosures and accounting practices or internal controls;

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

We face risks associated with the equity transfer of our real estate investment in Langfang City, Hebei Province, including but not limited to, failure to collect the outstanding amount of the total payment owed to us.

In order to enhance our return on cash during the strategic transition period, in March 2013, we invested an aggregate $22,142,400 in a real estate project in Langfang City, Hebei Province, developed by Langfang Shengshi Real Estate Development Co., Ltd. (the "Langfang Developer"). In November 2013, we transferred our equity stake in the Langfang Developer for a total consideration of $24,930,702, which is being paid to us in several installments. As of December 31, 2013, we have collected $11,481,244 in cash and we expect to collect the remaining $13,449,458 by September 20, 2014. In addition, in connection with the investment in this real estate project, we also extended a loan of $10,333,120 to the Langfang Developer at a monthly interest rate of 1.5%. As of December 31 2013, the total principal outstanding and interest receivable was $10,753,111, which amount we expected to collect by September 20, 2014. The uncollected consideration and loans are secured by one-hundred percent of Langfang Developer’s equity interest. While we have reasonable confidence in our ability to collect these outstanding loans, the possibility of the purchaser’s non-payment default remains. If we are unable to collect the total $24,202,569 outstanding in a timely manner, it may have a material adverse effect on our financial condition.

We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

We performed impairment test for our goodwill and intangible assets on December 31, 2013. There was no impairment loss of goodwill or acquired intangible assets for the year ended December 31, 2013. If we reassess our goodwill and intangible assets in the next years, or if we acquire new assets and businesses in the future, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

We face certain risks associated with our financial investment activities, including but not limited to our held to maturity bank financial products and trust products.

We explore selected investment opportunities that have financial value to us, including bank financial products that provide us with a more favorable rate of return than ordinary bank deposits.

Although the bank financial product are administered by a reputable financial institution, any deterioration in the financial condition of the investment project funded by our bank financial product or any deterioration in the financial condition of the financial institutions could cause significant loss to us and have a material effect on our financial condition and results of operations. In China, China Banking Regulatory Commission (the "CBRC") prohibits the financial institutions to promise the bank financial products are risk-free or promise any sort of minimal return on these products. We cannot assure investors that we will be able to achieve an adequate rate of return and to fully collect our investment principals. In addition, our future financial investment activities will be exposed to various risks, including but not limited to credit risks, market risks, interest risks, liquidity risks, etc. If we experience significant losses in connection with our investment activities, our financial condition and results of operation may be materially and adversely affected.

Stricter securities investment advisory and wealth management regulations may materially weaken the investors' desire to subscribe or renew subscription for our securities investment advisory and wealth management services.

The Provisional Regulations effective from January 1, 2011 and the Circular 40 effective from January 1, 2013 expressly state that the business of providing securities investment advisory or other similar service through software tools or any other terminal equipment ("securities analysis software") should be subject to regulation by the CSRC. The Regulations on Securities Investment Funds (2012 Amended), which took effect on June 1, 2013, further require companies providing advisory services for investment in public funds should be registered and filed pursuant to the regulations of the CSRC.

While we have acquired requisite securities investment advisory license, in accordance with the Provisional Regulations and we will continue to devote resources to regulatory compliance, the failure to comply with such regulations could lead to adverse consequences which could materially affect our securities investment advisory business. In order to comply with the Provisional Regulations, we have considerably increased pre-sales disclosure requirements, standardized contract signing and service provisions among others. Through fully disclosing the limitation of making investment decisions based on software tools and advice provided by licensed professionals, we emphasize to clients that they must be able to bear the risks of their own investments. Combined with the continuously sluggish stock market, customers' desire to purchase new or renew existing products and services is increasingly and significantly weakened.

Although the Provisional Regulations benefits the healthy development of securities investment advisory business in China in the long run, such negative impact on our business is anticipated to remain in the foreseeable future.

Further, China has tightened regulations on wealth management recently. China Banking Regulatory Commission issued a Notice on Regulating Operation of Wealth Management Business in Commercial Banks on March 25, 2013 ("Circular 8"), pursuant to which, banks must clearly link wealth-management products with specific assets. Circular 8 also stipulates that banks must disclose who will ultimately use the funds and for what purposes, and that each product must be audited.

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

Interruption or failure of our own electronic systems or those of third-party service providers we rely upon could impair our ability to provide our products and services, which could damage our reputation and harm our operating results.

We have limited backup systems and have previously experienced system failures that have disrupted our operations. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits and damage our brand and reduce competitiveness if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or "bugs" in our software, computer viruses, interruptions in access to our websites through the use of "denial of service" or similar attacks, hacking or other attempts to harm our systems, and similar events. Any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could cause our users to question the safety or reliability of our website and our services and could have a material adverse effect on our business results of operations and financial condition.

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

The trading software of iSTAR Securities and iSTAR Futures are provided by third parties. In addition, commencing in 2013, we launched our precious metals trading business, which operates on trading platforms provided by third party individual trading exchanges.  Because our trading software and trading platforms are provided by third parties, we are unable to assure the technical stability and soundness of such trading platforms.  If there are technical issues related to these third party systems, such as "bugs" or undetected errors, our services may be temporarily halted and our customers may choose to subscribe to our competitors' services instead and our overall business and financial results may suffer as result.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

In the past, our websites regularly serve a large number of daily unique visitors when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of our visitors has continued to increase over time and we are seeking to further increase our user base. Therefore, our website must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our websites have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our websites are able to accommodate our users in an efficient manner so that our users' experience with us is viewed favorably and without frequent delays. Therefore we may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors' websites, which could harm our business.

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

A significant barrier to confidential communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. To address such concerns, the Standing Committee of the National People's Congress of China issued the Decisions on Strengthening the Protection of Internet Information, effective on December 28, 2012 ("Information Protection Decisions"), which prescribe detailed measures to protect confidential information transmitted via the Internet and the liabilities for violation of the provisions. If these concerns are not adequately addressed pursuant to the Information Protection Decisions and other relevant regulations, they may inhibit the growth of the Internet and other online services generally. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our websites and impede our growth.

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

We had a material weakness in our internal control in financial reporting for the year ended December 31, 2013, which could result in our financial statements not being prepared properly.

Our management identified a material weakness and concluded that our internal controls over financial reporting were not effective as of December 31, 2013. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management determined that the Company’s oversight of complex transactions is not effective. Specifically, management lacks the expertise to evaluate the accounting requirement of certain non-routine and complex transactions. From time to time the Company will encounter non-routine accounting transactions that require a high level of technical accounting expertise. Non-routine accounting transactions will likely increase in frequency as the Company continues to grow and expand its operations.

A material weakness makes it a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the event that the material weakness described above led to our financial statements not being prepared properly (which we currently do not believe to be the case), we would be required to restate our financial statements, which could result in a decline in our stock price.

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

We may experience significant fluctuations in our operating results including but not limited to strategic transformation initiative, cost-cutting initiative and its effect on efficiency and operational performance, potential business consolidation amidst the new regulatory environment, the market prospect of the businesses of securities investment advisory and wealth management, the difficulty in forecasting revenues from our precious metals trading services business and the transition period to adapt to the new compliance requirements, due to a variety of factors, many of which are outside our control. Significant fluctuations in our operating results could be caused by any of the factors identified in this section, including but not limited to, our ability to retain existing clients, attract new clients at a steady rate and maintain client satisfaction; technical difficulties, system downtime or Internet failures; operators' policies; changing customer needs, regulatory environment and market condition; seasonal trends in Internet use; wavering investor confidence that could impact our business; possible non-cash goodwill, intangible assets and investment impairment that may adversely affect our net income; the unpredictability of our strategic transformation and upgrade; general economic conditions and economic conditions specific to the Internet and wireless, financial information and services, securities investment advisory and wealth management, and the China and Hong Kong securities markets. As a result of these and other factors, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in future quarters may fall below expectations.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC-incorporated subsidiaries and PRC-incorporated affiliates do not represent an arm's length price and adjust the income of our PRC-incorporated subsidiaries or that of our PRC-incorporated affiliates in the form of transfer pricing adjustments. Transfer pricing adjustments could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC incorporated subsidiaries or affiliates, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our PRC-incorporated subsidiaries or affiliates for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC-incorporated subsidiaries or affiliates' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

Risks relating to doing business in the People's Republic of China

China's economic, political and social conditions, as well as government policies, could affect the financial markets in China and our business.

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

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and our business and operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Our significant PRC operating subsidiaries are enterprises incorporated in China and wholly owned by foreign investors and are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, securities investment advisory and wealth management, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

In addition, MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. The PRC's Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The PRC's State Secrecy Bureau, which is directly responsible for the protection of state secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

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

The PRC Enterprise Income Tax Law, or the EIT Law, and its implementation regulations adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five-year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then-applicable tax laws and administrative regulations. In 2012, the five-year transitional period has ended for four of our subsidiaries, which has been subject to uniform tax rate of 25% since 2012, materially increasing our tax obligations.

According to the Administrative Measures on the Recognition of "High and New Technology Enterprises", or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a "High and New Technology Enterprise" under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. Two of our subsidiaries have been classified as "High and New Technology Enterprises" and enjoy the preferential tax rate in 2011. And one of our subsidiaries obtained the "High and New Technology Enterprises" status in 2012. There is no assurance that they will continue to be classified as the "High and New Technology Enterprises" when they are subject to reevaluation in the future. The two subsidiaries which obtained such classification in 2011 will be revaluated when their respective classification expires in 2014. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

According to Circular on Issues concerning the Implementation of Preferential Policies for Enterprise Income Tax, or Caishui Circular 69, promulgated in 2009, subject to annual verification, a qualified software enterprise established prior to January 1, 2008 may continue to qualify under the tax holidays previously granted to it as a "software enterprise". Where the software enterprise had qualified for tax holidays before 2008, it may continue to do so with respect to its remaining tax holidays from 2008 until the expiration of such tax holidays. As of December 31, 2013, two of our subsidiaries were classified as "Software Enterprises". Our tax obligation will increase as these subsidiaries start to use up their tax holidays.

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

Uncertainties in the PRC tax system may lead to penalties, termination of preferential tax treatment or change of tax levy method imposed on us because of a difference in interpretation of the applicable law by the relevant governmental authority. For example, under current tax laws and regulations, the local tax authority approved certain of our entities to file the income tax by adopting the "deemed-profit method". Under the method, the entities filed the income tax by calculating the tax as 2.5% of the gross revenues. However, since there is no clear guidance as to the applicability of certain areas of preferential tax treatment and tax levy position, we may be found to be in violation of the tax laws and regulations based on the interpretation of local tax authorities with regard to taxable income and the applicable tax rates, and therefore might be subject to penalties, including but not limited to monetary penalties, termination of preferential tax treatment or change of tax levy method, or claw-back and late payment interest. Reduction or elimination of the preferential tax treatments we have enjoyed or change of our tax levy method on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises" to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes and the tax rate may be 10% for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise".

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provided certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore- incorporated enterprise is located in China. In addition, the SAT issued the Bulletin 45 on July 27, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The Bulletin 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC -controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise.

Although SAT Circular 82 and the Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and the administration clarification made in Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our worldwide income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our worldwide income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends generated on or after January 1, 2008 payable to investors that are "non-resident enterprises", which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC "resident enterprise", it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises" or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the Administration for Foreign Exchange ("SAFE") and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of "current account transactions", including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although beginning in April, 2012, the Renminbi exchange rate verses the U.S. dollar is restricted to a rise or fall of no more than 1% per day and increased to 2% beginning in March, 2014, and the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may expand the Renminbi exchange rate's floating range, lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board ("PCAOB"), as such, our investors currently do not have the benefits of PCAOB oversight.

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

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, our investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

The SEC's ongoing administrative proceedings against five PRC-based accounting firms, including our former independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms, (including our former auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. The SEC commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal. Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China based, United States-listed companies and the market price of our ADSs may be adversely affected.

PRC's new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.

The PRC Labor Contract Law became and was implemented on January 1, 2008. The Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. There remains significant uncertainty as to its interpretation and application by the PRC government and courts. In the event that we decide to significantly reduce our workforce, particularly in the period with sluggish prospect in securities market, the Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires employers to pay monthly compensation after such employment ends, which will increase employers' operating expenses.

Risks relating to our shares and ADSs

Due to recent credit crisis of U.S.-listed Chinese companies caused by Chinese companies' accounting scandals and the short selling agencies' raider activities in the aggregate, the price of our underlying common stock might fluctuate significantly and if our stock price drops sharply, we may not satisfy the continued listing requirements of NASDAQ

Since 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the U.S. Securities and Exchange Commission. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through "reverse mergers" into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States. Despite the fact that we have consistently made the determination that the Company has been having effective internal controls since our listing in NASDAQ in 2004 until as of December 31, 2012, such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock and, if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

In addition, some short selling agencies have been targeting U.S.-listed Chinese companies. Although the research reports issued by those short selling agencies regarding some U.S.-listed Chinese companies are largely meritless, targeted companies had suffered from significant fluctuations on their share prices. We cannot assure investors that we will not be the target of the short selling agencies in 2014. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2013. During the twelve-month period ended December 31, 2013, the price of our ADSs has ranged from a low of $1.14 to a high of $6.45 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings and as a result of the global financial crisis. The trading performances of these Chinese companies' securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. Changes in the U.S. stock market generally or as it concerns our industry, as well as geopolitical, economic, and business factors unrelated to us, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

The 82,837,921 ordinary shares that were outstanding prior to our initial public offering are "restricted securities" as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. These "restricted securities" are available for sale subject to volume and other restrictions as applicable under Rule 144 of the Securities Act. To the extent ordinary shares are sold to the market, the market price of our ADSs could decline.

A significant percentage of our outstanding ordinary shares are held by a small number of our shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of December 31, 2013, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 52.46% of our outstanding ordinary shares.

For more information regarding our principal shareholders and their affiliated entities, see "ITEM 6. Directors, Senior Management and Employees - E. Share Ownership".

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

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

•
Our articles of association provide for a staggered board, which means that certain number of our directors, not exceeding the half of the remaining directors after excluding our chief executive officer, are retired at every annual general meeting and the vacancies created by the retirement stand for election. Our chief executive officer will at all times serves as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders' meetings, instead of one, are generally required in order to effect a change in a majority of our directors, making it more difficult for any potential acquirer to take control of our board in a relatively short period of time, which may discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares.

•
Hong Kong law permits shareholders of a company to remove directors by a shareholders' resolution. Our articles of association require any shareholder who wishes to remove a director by resolutions to give us at least 120 days' advanced of the same, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

•
Our articles of association provide that our board can have no less than five and no more than nine directors. Our board currently has five directors as of the date of this report. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by amending our articles of association, which under Hong Kong law requires a shareholders' supermajority vote of 75% and at least 21 days' notice. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

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

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American depositary receipts, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders' actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise his/her/its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement and the American depositary shares.

When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Although Hong Kong law requires us to call annual shareholders' meetings by not less than 21 days' notice in writing, and all other shareholders' meeting by not less than 14 days' notice in writing, these minimum notice requirements can be shortened or completely waived by the consent of all holders of our ordinary shares entitled to attend and vote (in the case of annual shareholders' meetings) or a majority in number of the holders of our ordinary shares representing at least 95% in nominal value of the shares giving the right to attend and vote (in the case of all other shareholders' meetings). If the minimum notice periods are shortened or waived, you may not receive sufficient notice of a shareholders' meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure investors that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions.

Furthermore, the depositary has deemed any holders who do not send in voting instructions at all or in a timely manner as having instructed the depository to give a discretionary voting proxy to the person(s) designated by us to receive voting proxies, with full power to exercise such holder's (or holders') voting rights under the ADSs' underlying ordinary shares in the manner as the proxy holder deems fit. Accordingly, matters that favor the incumbent board of directors and management will have a higher likelihood of passing than would otherwise be the case.

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

We acquired the financial information website www.jrj.com.cn in April 2000 and the domain name www.jrj.com in October 2004, and commenced operating our subscription-based financial information business in March 2005. We maintain the same content under both domain names. In 2006 we acquired the website www.stockstar.com, which was established in 1996 and is one of the leading finance and securities websites in China. Also in 2006, we acquired CFO Genius, a financial information database provider primarily serving domestic securities and investment institutions. CFO Genius was the first of its kind in China to provide such services at the time of its establishment in 1994. The acquisition strengthened our position in the industry and provided future opportunities to develop database products. In 2007, we acquired Daily Growth Securities Limited, (renamed iSTAR International Securities Co. Limited by February 2013), a licensed securities brokerage firm incorporated in Hong Kong, and therefore established our business outside mainland China. We currently hold 85% of the equity interests of iSTAR Securities (formerly named Daily Growth Securities), iSTAR Futures (formerly named Daily Growth Futures), iSTAR Wealth Management (formerly named Daily Growth Wealth Management), and iSTAR Investment Services Co. Limited (formerly named Daily Growth Investment Services Limited), or iSTAR Investment Services,  all of which are companies incorporated in Hong Kong and held indirectly by iSTAR Financial Holdings Limited  (formerly named Daily Growth Financial Holdings Limited). We intend that all the equity interests held or to be held by CFO Hong Kong in a financial service related business will be integrated into iSTAR Financial Holdings Limited, thereby making iSTAR Financial Holdings Limited our platform to develop financial service related business outside mainland China. On February 10, 2012, we incorporated another Hong Kong subsidiary under iSTAR Financial Holdings Limited, Daily Growth Credit Limited, which was renamed iSTAR International Credit Co. Limited by January 2013.

Based on our assessment of changes in customer demand, market and regulatory environment and industry outlook, the Board of Directors decided upon the following strategic transition. Beginning in April 2012, as we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulate paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for premium individual subscription service. We have started targeting unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time provide other wealth management services.

In order to address the demand for alternative investment opportunities, the Company established new affiliated and acquired and invested in other business entities engaged in alternative investments. In July 2013, we acquired Champion Connection Network H.K. Limited's investment advisory and institutional subscription businesses in China through a series of agreements, including the packaged assets, software, technology and workforce.

In January 2013, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. ("Zhengjin Fujian"), a new affiliate of the Company we established in 2013, became a member of the SAIC (State Administration for Industry and Commerce) – approved Haixi Commodity Exchange ("Haixi"). Haixi is the only commodities spot market which provides electronic trading in Fujian province. In September 2013, Zhengjin (Tianjin) Precious Metal Management Co., Ltd. ("Zhengjin Tianjin"), another affiliate of the Company, became the member of Tianjin Precious Metal Exchange ("TJPME"). In September 2013, we acquired 60% equity of Shenzhen Tahoe Investment and Development Co., Ltd. ("Tahoe"). Henghui (Tianjin) Precious Metals Management Co., Ltd. ("Henghui"), a subsidiary of Tahoe, is also a member of TJPME, too.

In August 2013, the Company launched "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution, for trial service. For users who maintained Yinglibao balances, they could receive a money market fund rate of return on their balances, which is higher than the current bank demand deposit rate. In addition, Yinglibao users could have the option of purchasing mutual fund products directly through their accounts.

B. Business overview.

Overview:

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services. The Company's two flagship portal sites, www.jrj.com and www.stockstar.com, have attracted a large population of individual investors. The Company offers basic software, information services and securities investment advisory services to individual investors. Through its subsidiary, CFO Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing comprehensive financial services including securities and futures brokerage services in Hong Kong and precious metal trading services in China.

Leveraging on its robust internet capabilities and considerable registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Beginning in April 2012, we have begun to implement a strategic transition to shift our core business focus to providing securities investment advisory services and precious metals trading services to individual investors and, overtime, to expand our business into wealth management services. During this transition period, we continue to offer basic versions of paid individual subscription services to our existing subscribers. However, we no longer accept new paid subscribers or renewals for our premium individual subscription service as we have begun to target unpaid users of our flagship web portals and low-end subscribers for our securities investment advisory service and over time, wealth management services.

Cost reductions associated with the transition help offset losses in revenues and mitigate the loss of cash flow to a certain extent. We plan to implement additional cost-cutting initiatives to increase efficiency and improve operational performance. Deferred revenues will continue to be realized on outstanding premium individual subscriptions. We intend to preserve our cash balance as ample cash is critical for ensuring the success of the strategic transition.

New businesses such as securities investment advisory and other wealth management services are developing in accordance with our current business plan. The Company does not expect these areas to contribute material revenues immediately. During this transition period, we are no longer providing financial or operational guidance.

In addition to investment advisory services, the Company, through its subsidiary, CFO Genius, provides financial information database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Through its subsidiaries, iSTAR Securities and iSTAR Futures, the Company provides securities and futures contracts brokerage-related services in Hong Kong.

In order to address the demand for alternative investment opportunities, the Company, through its affiliates, Zhengjin Fujian, Zhenjin Tianjin and Henghui, provides precious metals trading services.

Our service offerings are targeted at a broad range of investors in China, including individual investors who manage their own money, individual investors who entrust others to invest and financial institutions. Most, if not all, of our services and products are  tailored toward investors in China, allowing them to make informed investment decisions with respect to mainland China, Hong Kong and global markets' listed company stocks, bonds, mutual funds and stock index futures.

Our flagship portal sites, www.jrj.com and www.stockstar.com, are two of the most popular finance portals in China. These portals feature broad geographic coverage of well-developed regions in China. "JRJ" is the abbreviation of "Jin Rong Jie", which translates to "the financial industry" in the Chinese language. Our website content and our research tools are key components of our information platform. Our websites have four primary functions, namely to:

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

Users are not charged for visiting our websites or obtaining basic financial information such as real-time quotes and historical financial information for China's listed company stocks, bonds and mutual funds and financial news. Our integrated information platform, which allows users to select from a range of downloadable and web-based research tools, is available only through paid subscription. We categorize and process our website content through our subscription-based research tools and present data and research results to our subscribers, which allow them to make informed investment decisions.

In a recent study conducted by the authoritative Internet Society of China, JRJ was awarded one of "China's Top 100 Internet Sites" and ranked highest among vertically integrated financial websites in China.

We will leverage on our massive user base to develop securities investment advisory and overtime other wealth management services to help transition our operations from information-based to service-based platform. We made progress in our business fundamentals in 2013. After three years of consolidation, we are starting to turn things around amid a challenging market environment. During the strategic transition, we established new brokerage service such as the rapidly growing precious metals trading services business. We also laid the foundation for new wealth management service such as Yinglibao. In addition, we also achieved further resource consolidation in our Internet capabilities. Our strategic goal is to leverage on our robust internet capabilities and become a leading provider of financial information and value-added financial services to high net-worth households and rising mid-class Chinese.

In 2013, we re-categorized the components of our net revenues to better reflect the evolving nature of our business. Going forward, the Company's net revenues will be categorized under: (a) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; (b) revenues from financial services, which include Hong Kong brokerage-related revenues and our newly launched precious metal trading service; and (c) advertising revenues.

Our Business Sectors:

a.	Financial information and advisory business

Individual Subscription and Securities Investment Advisory Business

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

We hold through our PRC affiliates the required licenses to provide such services. The securities investment advisory personnel providing to our clients advisory services are qualified to provide investment advice and are registered as securities investment advisers with the Securities Association of China ("SAC").

We have established an investment advisory management system and compliance and risk management measures to cover and address the operational aspects of our services such as marketing, contracts, service provision and customer feedback and complaints. Based on our Company's protocols and requirements, prior to providing to our clients any securities investment advisory services, we must understand our client's personal and financial background, income status, securities investment experience, investment demand and risk appetite, in order to assess the client's risk tolerance.

We provide our investment advisory services primarily through our client service center. We provide investment advice to our clients in accordance with conclusions and opinions derived from securities research reports, theoretical models and analysis.

Based on the principle of fairness, reasonableness and voluntariness, we charge our client a securities investment advisory fee based on a mutually agreed upon arrangement memorialized in contract. The investment advisory fee is calculated based on the term of service and the size of such client's investment.

Our Securities Analysis Software Business

While we transition our business from providing subscription-based services to investment advisory, we continue to provide our existing subscriber base with premium individual subscription services. We no longer accept new paid subscribers or renewal for premium individual subscription service. We continue to provide basic software and information services. To conduct our subscription services, we collect and process our website content through our research tools and provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, which allows them to make informed investment decisions with respect to China's listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by them.

We offer subscription-based services on a single information platform that integrates data and information from multiple sources with features such as data and information search, retrieval, delivery, storage and analysis. We deliver these features using software tools and mobile handsets that we have developed, which we refer to as research tools.

We offer subscribers a variety of research tools designed to provide information and analysis, including financial analysis, as well as the ability to search and sort out data and information, based on subscribers' needs and preferences. For example, we make available services that permit subscribers to analyze our content using some or all of the following research tools:

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

•
Industry sector analysis. Many investors in China seek to make securities investment decision based on analyzing listed companies' financial data published in their financial statements and comparing such data among companies within the same industry sector. We collect and process listed company financial data and information according to classification methods set by relevant PRC regulatory authorities, and allow subscribers to view the relative standings of listed companies in the same industry sector or geographical locations based on commonly used performance parameters, including price-to-earnings ratios and profit margins.

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

•
Technical analysis. This feature allows investors to perform technical analysis on listed companies. With over 60 commonly used technical indicators and a comprehensive database of historical data and information on China's listed company stocks, our subscribers can perform extensive chart analysis and pattern recognition on stocks listed on China's stock exchanges.

•
Securities market data analysis. This feature provides fast and comprehensive trading data and statistical information on market transactions. With our securities market data service packages developed with Level II quotes licensed from the SSE and SZSE, our subscribers are provided with trading transparency and unique insight into a stock price's movements, and can make more informed investment decisions.

With our screen layout and menu options, we display our research tools in an easy-to-use manner. Some of our research tools are web-based and others require download from our website and are computer-based or mobile-based. Our subscribers pay us a subscription fee for the use of our subscription services over a specified period of time, which is typically 12 months.

As we no longer accept new paid subscribers or renewals for our premium individual subscription service since April 2012, our revenues derived from individual information and investment advisory business represented approximately only 16% of our total net revenues in 2013.

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

Customer support

Our customer support center provides our subscribers with real-time and professional support. In addition, our customer support personnel assist our subscribers to resolve their technical problems, as well as perform sales and marketing roles. We have an in-house training program for our customer support personnel, which include training courses on China's securities markets, our service features and functionalities, technical problem solving skills and general customer service guidelines.

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

In connection with our transitioning subscription services, which we are currently undergoing a transition away from providing such services, we continue to charge our existing subscribers a subscription fee for the use of our service packages over an agreed-upon service period, which is typically one year. Our subscribers either pay us by cash, by money order via post, by online bank transfer or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers' accounts with us. We do not take any credit risk of our subscribers.

Institutional Subscription Business

Shenzhen Genius Information Technology Co. Ltd. ("CFO Genius") was founded in 1994. It was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd.

CFO Genius develops financial database and data terminal products for financial institutions and research academics based on cutting-edge design concepts, with the support of strategic partnership with well-known universities, government agencies, stock exchanges, financial institutions, and other third-party vendors.

Since the first database product for institutional investors was launched in 1995, CFO Genius has been providing professional and efficient database to hundreds of securities firms, mutual-fund companies, banks, insurance companies, research institutions and government agencies. CFO Genius has built a high-caliber and innovative professional R&D teams, with extensive experience in database, investment and operations.

Focusing on "continuous self-improvement", CFO Genius will continue to drive the development of China's financial database industry, to establish industry standard and to build one of the most powerful brand in China's financial database industry.

b.	Financial Services Business

Precious Metal Trading Business

In 2013, in order to address the market demand for alternative investment opportunities, the Company established Zhengjin Fujian, Zhengjin Tianjin and acquired Henghui to help clients invest and trade precious metals. As a PRC-affiliate of the Company, Zhengjin Fujian is a member of the SAIC (State Administration for Industry and Commerce)-approved Haixi, while Zhengjin Tianjin and Henghui are members of TJPME. Our precious metals trading affiliates' intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. Currently, they are focused on online silver trading on Haixi and TJPME on behalf of their clients.

We earn commission income from our clients' trading. In addition, we act as one of the market makers in Haixi and TJPME. As a market maker, we commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As a result, we also recognize trading gains/losses in our net revenues. In 2013, our net revenues derived from precious metal trading business represented approximately 57% of our total net revenues.

Hong Kong Securities and Futures Contracts Brokerage Business

With the acquisition of Hong Kong-based iSTAR Securities (formerly named Daily Growth Securities Limited) in November 2007, a licensed securities brokerage firm, we provide certain brokerage and related services to our customers who invest in stocks listed on HKEx. iSTAR Securities is regulated by HKEx and SFC.

By February 2013, the Company formally rebranded Daily Growth as iSTAR Finance to serve as our platform for developing financial services outside mainland China. iSTAR Finance has obtained Hong Kong SFC (Securities and Futures Commission) licenses to engage in securities trading, futures contracts trading and advising on securities. In addition to the Hong Kong market, in 2013 iSTAR Futures, another subsidiary of iSTAR Finance, began to provide brokerage services of overseas futures exchanges, such as LME (London Metal Exchange), CME Group, etc.

In 2013, brokerage and related services provided by iSTAR Securities and iSTAR Futures represented approximately 7% of our total net revenues.

Yinglibao

In August 2013, the Company launched "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution, for trial service. For users who maintained Yinglibao balances, their balances would be subscribed by the money market fund managed by a third-party mutual fund management company, Penghua Fund Management Co., Ltd. The return rate on Yinglibao balances is higher than the comparable bank demand deposit rate. In addition, Yinglibao users now have the option of purchasing mutual fund products directly through their accounts. We expect Yinglibao to become a one-stop shop for investments over time. Yinglibao contributed negligible revenues in 2013.

c.	Advertising Business

We believe that our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2013, revenues from advertising-related services represented approximately 13% of our total net revenues, and online advertising was not part of our core business.

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

Competition

We face competition in many aspects of our business. New business ventures such as precious metals trading, Yinglibao, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The key challenges we face include the following:

•	competition from securities advisory and investment corporations providing securities investment advisory services;

•	competition from brokerage firms providing securities investment advisory services or futures brokerage services;

•	competitions from commercial banks; many commercial banks rely on their own wealth management arms and sales force to distribute their products;

•	competition from brokerage firms, trust companies, mutual fund companies which are also engaged in, or may in the future engage in the distribution of wealth management product and services offerings;

•	competition from brokerage firms which are also engaged in, or may in the future engage in the precious metal trading services;

•	competition from other internet companies and mutual fund sale distribution agencies that provide similar products of Yinglibao;

•	competition from independent wealth management service providers; and

•	competition in hiring competent personnel for our businesses.

With respect to our scaled-down financial information services, the number of competitors providing online financial news and information has increased since we commenced operations. Competition is intensifying among companies that provide security analysis software despite the declining market demand. As a result, the security analysis software industry is showing signs of over-capacity. Sales of many companies started to stall or decline and profit margins continue to be squeezed. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

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

Our ability to compete depends on many factors, including the comprehensiveness, timeliness and trustworthiness of our content, market acceptance of our services, pricing and sophistication of our products, ease of use of our information platform, the effectiveness of our sales and marketing efforts and our ability to continue to innovate and develop new products.

In addition, lack of substantial barriers to entry has historically enabled certain unqualified companies and low-quality products to compete with us in the market. Certain unlicensed participants supplied counterfeit, illegal or low-quality and inferior products or services under our name. Such unlawful acts not only distorted market order, but also negatively impacted our reputation and materially and adversely affect our future developments. In addition, the resultant increase in expenses is becoming apparent across the industry.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 175 software copyrights as of December 31, 2013, each of which has been registered with the National Copyright Administration of the PRC.

We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 40trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the "SAIC") and one trademark registered and four in the process of registering in Hong Kong as of December 31, 2013.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT (Ministry of Industry and Information Technology);

•	PBC (The People's Bank of China);

•	CSRC (China Securities Regulatory Commission);

•	CBRC (China Banking Regulatory Commission);

•	Ministry of Culture;

•	General Administration of Press and Publication (National Copyright Administration);

•	National Development and Reform Commission (NDRC);

•	SAIC (State Administration of Industry and Commerce);

•	Ministry of Public Security;

•	Ministry of Commerce; and

•	State Administration of Radio Film and Television

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

The CSRC issued the Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing "Securities Analysis Software" ("Circular 40"). Pursuant to Circular 40, the sale or provision of "Securities Analysis Software" to the investors to directly or indirectly obtain economic benefits shall be deemed as engagement in securities investment advisory business, and any institution or individual engaging in such business shall be licensed by the CSRC and obtain the securities investment advisory qualifications.

We have obtained such license in accordance therewith to provide securities investment advisory services which assist in clients' investment decision-making process to its individual and corporate clients. CFO Newrand Training owns an investment education license issued by the Shenzhen Bureau of Education.

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory and money lending businesses in Hong Kong

iSTAR Securities, regulated by HKEx and SFC, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. iSTAR Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. iSTAR Wealth Management, regulated by the SFC, holds a type 4 license, which allows it to engage in advising on securities in Hong Kong. iSTAR Credit, holds a Money Lenders License, is regulated by Hong Kong Police Force.

Regulation of precious metal trading business

While the regulations on precious metals trading business were generally not specific in the past, China has recently tightened regulations on commodities transactions in the spot market. In November 2013, the Ministry of Commerce ("MOC"), the People's Bank of China ("PBC") and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective January 1, 2014 ("Circular 3"). According to Circular 3, MOC will be in charge of all matters related to the planning, information and statistics consolidation of the markets and PBC will be responsible for the financial regulations related to the spot market transactions as well as the supervision of non-financial institutions' payment services. In addition, each of our affiliates engaged in precious metal trading business are subjection to the regulations of Haixi, TJPME and other exchanges that we may enter in the future, each of which is in charge of the local implementation of Circular 3.

Regulation of Yinglibao

Yinglibao provides an electronic platform of mutual fund sales. The Administrative Measures for the Sale of Securities Investment Funds promulgated by the CSRC on June 9, 2011 are the principal regulation for the sale of mutual fund.

In addition, given the cash saving, transferring and management functions of Yinglibao, Yinglibao may be subject to futures additional Chinese laws and regulations related to banking and securities businesses In the event Yinglibao became restricted or even prohibited by Chinese laws, our customers' financial activities may be affected and there may be a material adverse impact on our new business ventures to provide users with alternative investment opportunities.

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

On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in this business nor obtain such license. On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television's website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. CFO Fuhua holds a Radio and TV Program Production and Business Operation License which allows it to produce and publish cartoons, entertainment programs and special topic programs and an Information Network Communicated Audio-Video Program License which allows it to broadcast securities and futures information related audio-video programs through website.

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

CFO Fuhua's and CFO Meining's ICP licenses expressly state that, in relation to their Internet content provision, among other things, they are not allowed to publish general news on politics, society or culture, or establish a "news column", or provide such information under the express heading of "news". On September 25, 2005, State Council Information Office and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of Internet news information services and defined such news information as general news information. It further required that ICPs that provide Internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.

Regulation of Information security

The National People's Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

Regulation of Intellectual property rights

The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. The National People's Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to products disseminated over the Internet and computer software. We have registered all of our self-developed software with the National Copyright Administration.

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

Regulation of website name

On October 1, 2004, the Administrative Rules on Filing of Commercial Websites for Records were promulgated by the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC to replace the Implementing Measures of the Temporary Administration Rules on Filing of Commercial Website for Record promulgated by the Beijing AIC on September 1, 2000. According to The Administrative Rules on the Filing of Commercial websites, websites must comply with the following requirements:

•	filing with the Beijing AIC and obtain electronic registration marks;

•	placing the registration marks on their websites' homepages; and

•	registering their website names with the Beijing AIC.

CFO Fuhua and CFO Meining have registered website names, "JRJ Investment and Finance Network" and "Stockstar" with, and received electronic registration marks from Beijing AIC.

Regulation of privacy protection

PRC law does not prohibit ICPs from collecting and analyzing personal information from their users. The Standing Committee of the National People's Congress issued the Decisions on Strengthening the Protection of Internet Information, effective on December 28, 2012 ("Information Protection Decisions"), pursuant to which, ICPs may collect users' personal information with the principals of legality, legitimacy and necessity and shall be consented by the users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. The Information Protection Decisions prohibit ICPs from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an ICP violates these regulations, MIIT or its local offices may impose penalties (including fines, confiscation of revenues, revocation of permits, shut down of websites and criminal penalties, as appropriate) and the ICP may be liable for damages caused to its users.

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

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2013:

Name	Jurisdiction of Incorporation	Legal Ownership Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhengjin(Fujian)Precious Metals Investment Co., Ltd.*	PRC	Nil
Henghui (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Shanghai) Precious Metals Management Co., Ltd. *	PRC	Nil
East Win Investment Consulting Co., Ltd.	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.	PRC	Nil
Netinfo (Beijing) Technology Co., Ltd.	PRC	Nil
Sinoinfo (Dalian) Investment Consulting Co., Ltd.	PRC	Nil
iSTAR Financial Holdings Limited	BVI	85%
iSTAR International Securities Co. Limited	Hong Kong	85%
iSTAR International Futures Co. Limited	Hong Kong	85%
iSTAR International Wealth Management Co. Limited	Hong Kong	85%
iSTAR International Investment Services Co. Limited	Hong Kong	85%
iSTAR International Credit Co. Limited	Hong Kong	85%
______________________
*Denotes variable interest entities or subsidiaries of variable interest entities

PRC regulations currently limit foreign ownership of companies that provide ICP services, which include our business of providing financial information and data to Internet users, not to exceed 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services in China. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuha and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. Upon the transfer of Jun Ning and Wu Chen's holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2006 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.

Loan Agreement. We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from Jun Ning. The initial term of these loans is 10 years which may be extended upon the parties' agreement. Zhiwei Zhao can only repay the loans by transferring all of his interest in CFO Fuhua to us or a third party designated by us. When Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Zhiwei Zhao to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60%. CFO Fuhua's assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.

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

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua's shares or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua's assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO Fuhua's assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.

Voting arrangement. Upon Zhiwei Zhao's receipt of Jun Ning's holdings in CFO Fuhua on November 20, 2006, and Jun Wang's receipt of Wu Chen's holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang delivered an executed proxy substantially identical to the proxy executed by Jun Ning and Wu Chen, respectively, with respect to their voting rights as shareholders of CFO Fuhua.

Share Pledge Agreement.  Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. Upon Zhiwei Zhao's receipt of Jun Ning's holdings in CFO Fuhua on November 20, 2006, and Jun Wang's receipt of Wu Chen's holdings in CFO Fuhua on October 18, 2007, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to the share pledge agreement. Under this agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua which may have a material effect on CFO Beijing's interest without the written consent of CFO Beijing, except the transfer of their interest in CFO Fuhua to us or the third-party assignee designated by us according to the purchase option agreement.

We entered into contractual arrangements with our affiliates including significant affiliates such as Shenzhen Newrand Securities Advisory and Investment Co., Ltd. ("CFO Newrand"), Shanghai Chongzhi Co., Ltd. ("CFO Chongzhi"), Beijing Chuangying Advisory and Investment Co., Ltd. ("CFO Chuangying") and Fortune (Beijing) Qicheng Technology Co., Ltd. ("CFO Qicheng") and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. Samples of the complete set of form VIE agreement are listed as exhibits.

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 7,100 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 1,900 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 2,300 square meters. Our subsidiaries and affiliates that locate in Chongqing lease approximately 2,300 square meters. Our subsidiaries that locate in Hong Kong lease approximately 720 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption "Risk factors" in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

We launched precious metals trading services in 2013, which was part of our transition to a new business model. Our precious metals trading affiliates' intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. Currently, they are focused on online silver trading on Haixi and TJPME on behalf of their clients. We also offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums.

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

Our net revenues increased by 78.2% to $52.7 million in 2013 from $29.6 million in 2012. The net loss attributable to China Finance Online Co. Limited was $8.6 million in 2013.

Our principal capital expenditures for 2011, 2012 and 2013 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $0.7 million, $0.8 million and $0.8 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

•	global macroeconomic uncertainties, as well as the overall performance of China's economy;

•
the strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services to be added over time;

•	performance of China's securities markets, and user demand for market intelligence on China's securities markets;

•	competition in the PRC financial data and information services industry, precious metal trading business and other financial services we may enter into;

•	PRC governmental policies relating to the precious metal trading industry and security advisory consulting industry;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	contribution of alternative revenue resources such as revenues from online advertising;

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China's securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•
other tax incentives we receive from PRC tax authorities resulting from CFO Qicheng and Shenzhen Shangtong Software Co., Ltd. ("CFO Shenzhen Shangtong") being the "Software Enterprises"; CFO Software, Shanghai Meining Computer Software Co., Ltd. ("CFO Meining") and CFO Genius being the "High and New Technology" companies;

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

We derive revenues primarily from our newly launched precious metals trading services, annual subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and over time wealth management services. The level of public interests in investing in China's precious metals and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $6.8 million in 2013, representing a 40.2% increase from the $4.8 million contributed in 2012. Revenues from advertising accounted for 12.9% of our net revenues in 2013. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2013. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government's policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.6 million in revenue for VAT refunds in 2013. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Gross revenues

We launched precious metals trading services in 2013, which was part of our transition to a new business model. We generate commission income and trading revenues from our clients' precious metals trading. We also generate subscription fee revenues from the sales of the financial information and investment advisory services we currently offer.

The most significant factors that affect our subscription revenues are:

•	the number of registered user accounts on our websites;

•	the number of active clients of our precious metals trading services;

•	the trading volumes of our precious metals trading services;

•	the market condition of precious metals markets;

•	the number of active paying individual subscribers; and

•	the service packages selected by our subscribers.

Registered user accounts refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com. Active paying individual subscribers refer to registered users who subscribe for a fee to one or more of our subscription-based services offered by either www.jrj.com or www.stockstar.com by downloads or through mobile devices.  Although users of our website are not charged for visiting our website and obtaining basic financial information, such as real-time stock quotes and historical financial information for all of China's listed company stocks, bonds and mutual funds, financial news and research reports, these users are our primary source of existing and potential customers. As users frequent our websites and rely on our offerings, we expect that a number good percentage of them will opt to purchase and many of them have purchased our subscription services.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We pay business tax in the PRC on revenues from mobile value-added services. We pay VAT or business tax on revenues from precious metals trading services, depending on the judgments of difference taxation authorities.

Before January 1, 2012, our advertising-related revenues in Shanghai were subject to business tax. Effective as of January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the "Pilot Program") for certain industries in Shanghai.  On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues started to be subject to VAT tax. Our advertising- related revenues and certain subscription revenues are recognized after deducting VAT and other related surcharges.

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31,
	2011	2012	2013
Precious metals trading services revenues	$-	$-	$30,124,245
Financial information and advisory services revenues	43,100,486	20,826,995	11,122,400
Advertising revenues	6,243,748	4,848,622	6,799,109
Hong Kong brokerage services revenues	3,539,664	3,817,762	3,404,767
Others	124,167	106,107	1,287,556

Total revenue from external customers	$53,008,065	$29,599,486	$52,738,077

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites.  Cost of revenues accounted for 27% and 20% of our net revenues in 2012 and 2013, respectively.

Commission paid. Commission paid are the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our precious metals trading business. Commission paid is the largest component of our cost of revenues, constituting 29.6% of our cost of revenues in 2013.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 24.7% of our cost of revenues in 2013.

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

Operating expenses

Our operating expenses consist of general and administrative expenses, product development expenses, sales and marketing expenses and impairment loss of intangible assets and goodwill, if any. Share-based compensation expenses are reported within each of the operating expense financial statement line items, as appropriate.

General and administrative expenses. General and administrative expenses primarily consist of salary and compensation for our general management, finance and administrative personnel, share-based compensation expenses, rent, professional services fees and other expenses, including travel and other general business expenses, office supplies and depreciation for general office furniture and equipment.

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

Stock option plan and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of December 31, 2013, selected employees have been granted options with a right to purchase an aggregate 35,917,328 ordinary shares under the 2004 Plan, an aggregate 6,279,080 ordinary shares have been forfeited and returned to the option pool as a result of resignation of employees. As of January 2 2014, selected employees and executives have been granted restricted shares of an aggregate 1,100,240 ordinary shares with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the Plan.

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

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including iSTAR Securities, iSTAR Futures, iSTAR Investment Services, iSTAR Wealth Management, iSTAR Credit and other seven subsidiaries, are subject to the uniform tax rate of 16.5% in Hong Kong for the year ended December 31, 2013. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2011, 2012 and 2013, the income tax expenses charged in Hong Kong are $159,000, $293,003 and nil respectively.

PRC Enterprise Income Tax

As of December 31, 2013, our wholly owned subsidiaries and variable interest entities, CFO Qicheng and CFO Shenzhen Shangtong, are classified as "Software Enterprises". CFO Shenzhen Shangtong and CFO Qicheng enjoy exemption from enterprise income tax for 2010 and 2011, and a preferential enterprise income tax rate of 12.5% from 2012 to 2014. In March 2009, the local tax authority published a guideline on EIT law. According to the new implementation details, CFO Zhengning, designated as "Software Enterprises", obtained from the relevant local tax authority a 50% reduction of its transitional tax rate, which would be subject to income tax at the rate of 12.5% before the guideline came in force. CFO Zhengning enjoys a reduced tax rate of 10%, 11% and 12% for 2009, 2010 and 2011, respectively, and an eventual transition to the standard 25% in 2012.

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise's qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The "High and New Technology Enterprises" qualification is valid for a term of three years and is subject to application for renewal thereafter.

In 2008, CFO Software, CFO Genius and CFO Meining were designated by relevant government authorities as "High and New Technology Enterprises". CFO Software enjoyed a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoyed a preferential enterprise income tax rate of 15% from 2008 to 2010. In 2011, each of CFO Software and CFO Meining renewed its status and is enjoying a preferential tax rate of 15% for an additional three years from 2011 to 2013. In addition, CFO Genius enjoys a reduced tax rate of 24% in 2011. In 2012, CFO Genius obtained the HNTE status and enjoyed a preferential tax rate of 15% from 2012 to 2014.

Furthermore, CFO Stockstar, CFO Jujin and CFO Newrand enjoy a reduced tax rate of 18%, 20%, 22% and 24% for 2008, 2009, 2010 and 2011, respectively, and an transitioned to the standard 25% in 2012.

Withholding Tax

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises" to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to the company in Hong Kong who directly holds at least 25% of the equity interests in the subsidiary will be subject to a maximum 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes and the tax rate may be 10% for dividends distributed by our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to us in the future, such dividend payments will be subject to withholding tax, which will increase our tax liabilities and reduce the amount of cash available to our company.

Tax Residence

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise".

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provided certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore- incorporated enterprise is located in China. In addition, the SAT issued the Bulletin 45 on July 27, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The Bulletin 45 made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from a resident PRC -controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest or royalties to the PRC-controlled offshore incorporated enterprise.

Although SAT Circular 82 and the Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 and the administration clarification made in Bulletin 45 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our worldwide income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our worldwide income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Transition from Business Tax to Value Added Tax

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the "Pilot Program"), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing.

With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at rates ranging from 3% to 6%. Our advertising- related revenues and certain subscription revenues were recognized after deducting VAT and other related surcharges.

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31 2013.

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management's judgment.

Revenue recognition. We charge our subscribers a subscription fee for the right to use our service packages for, in general, a one-year period. For subscription services provided to individual investors, our subscription fee is paid in full prior to the delivery of our service packages. Therefore, we do not take any credit risk with respect to our individual subscribers. Upon receipt of payment in full, we activate our subscriber's account, marking the start of the subscription period, and promptly provide the subscriber with an account access code. We begin to recognize subscription fees as revenue upon activation of the subscriber's account and then ratably over the service period. Subscription fees that have been paid but not yet recognized are accounted for as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the service period. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue. We estimate the refund of subscription fees based on historical experience.

We derive advertising fees from advertising sales on our website principally for fixed periods of time, which are generally less than one year. We recognize advertising fees ratably over the periods during which the advertisements are displayed on our website.

We also derive commission from brokerage services provided by iSTAR Securities and iSTAR Futures, which buy or sell securities and future contracts on their customers' behalf. The commission income is recognized on a trade date basis as transactions occur.

In 2013, we began to provide precious metals trading business. Through us, our customers could buy or sell the products provided by the exchanges. We derive commission from their trading volumes. The commission income is recognized on a trade basis. In addition, we acted as one of the market makers of the precious metal exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As a counterparty of our clients' dealing, we may earn trading gains or incur trading losses, depending on market conditions. Trading revenues, net, are recognized on a trade basis too, when trades are executed. Unrealized gains/losses on open positions are marked to market at period end. Trading revenues, net, which comprise both realized and unrealized gains and losses, are recognized on a net basis in the Statement of Comprehensive Income.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to doing business in the People's Republic of China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income".

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

Share-based compensation. Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognizes the compensation costs net of a forfeiture rate using straight-line method or graded vesting attribution method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

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

Cost method investment. For investments in an investee over which we do not have significant influence, we carry the investment at cost and recognize income as any dividends declared from distribution of investee's earnings. We review the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.

In 2011, the financial conditions of Ocean Butterflies Holdings have deteriorated and its operation was not profitable. We determined that its investment in Ocean Butterflies Holdings was fully impaired and recorded an additional impairment loss of $1,479,571 in 2011, reducing the carrying balance of such investment to nil as of December 31, 2011.

In 2012 and 2013, the Group made some cost method investments to 9666.cn, a stock investor community website. The carrying amount of the cost method investments was $1,138,899 as of December 31, 2013. There was no impairment loss of the Group's cost method investment.

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

During the third quarter of 2011, the Group determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. The Group performed an assessment of the carrying value of goodwill as of September 30, 2011. In the fourth quarter of 2011, the Group realized its operating environment has undergone profound structural changes and decided upon a strategic transition since April, 2012, that the Group will implement a strategic transition of its core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. The Group evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes. Based on these assessments, the Group concluded that goodwill were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Based on our assessment, we recorded $1,042,819, nil and nil impairment losses in relation to intangible assets with indefinite life for the years ended December 31, 2011, 2012 and 2013, respectively due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

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

We performed a goodwill impairment test as of December 31, 2013, using the income approach. There was on impairment loss for our goodwill as of December 31, 2013. The WACC used in the valuation is 27%, 21% and 21% for our precious metals trading reporting unit, individual investment advisory reporting unit and institutional subscription reporting unit, respectively, and the terminal value growth rate used in the valuation is 3% for these three reporting units.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. There were 3,035,265, nil and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2011, 2012 and 2013.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2011		2012		2013
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$54,487	102.8%	$30,239	102.2%	53,336	101.1%
Business tax	(1,479)	(2.8)	(640)	(2.2)	(598)	(1.1)
Net revenues	53,008	100.0%	29,599	100.0%	52,738	100.0%
Cost of revenues	(8,771)	(16.5)	(8,089)	(27.3)	(10,570)	(20.0)
Gross profit	44,237	83.5	21,510	72.7	42,168	80.0
Operating expenses:
General and administrative	(11,228)	(21.2)	(11,387)	(38.5)	(15,210)	(28.9)
Product development	(13,314)	(25.1)	(10,736)	(36.3)	(9,033)	(17.1)
Sales and marketing	(21,337)	(40.3)	(13,072)	(44.2)	(30,588)	(58.0)
Loss from impairment of intangible assets	(4,078)	(7.7)	-	-	-	-
Loss from impairment of goodwill	(13,463)	(25.4)	-	-	-	-
Total operating expenses	(63,420)	(119.7)	(35,195)	(119.0)	(54,831)	(104.0)
Government subsidies	265	0.5	76	0.3	11	-
Loss from operations	(18,918)	(35.7)	(13,609)	(46.0)	(12,652)	(24.0)
Interest income	2,745	5.2	3,178	10.7	1,341	2.5
Interest expense	(248)	(0.5)	(518)	(1.8)	(197)	(0.4)
Exchange gain, net	1,350	2.5	72	0.2	557	1.1
Equity method investment income	-	-	-	-	2,774	5.3
Short-term investment income	1,032	1.9	435	1.5	132	0.3
Other expense, net	(7)	-	(634)	(2.1)	(29)	(0.1)
Loss from impairment of cost method investments	(1,480)	(2.8)	-	-	-	-
Loss before income tax expense	(15,526)	(29.4)	(11,076)	(37.5)	(8,074)	(15.3)
Income tax expense	(3,938)	(7.4)	(884)	(3.0)	(100)	(0.2)
Net loss	(19,464)	(36.8)	(11,960)	(40.5)	(8,174)	(15.5)
Less: net income (loss) attributable to noncontrolling interests	(137)	(0.3)	(105)	(0.4)	399	0.8
Net loss attributable to China Finance Online Co. Limited	(19,327)	(36.5%)	(11,855)	(40.1%)	(8,573)	(16.3%)

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Our gross revenues increased by 76.4% from $30.2 million in 2012 to $53.3 million in 2013. The increase was mainly due to the gross revenues of $30.3 million provided by our precious metals trading services launched in 2013.

Our business taxes and related surcharges attributable to our gross revenues decreased from $0.64 million in 2012 to $0.60 million in 2013. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues increased by 78.2% to $52.7 million in 2013 from $29.6 million in 2012.

This increase was mainly due to the net revenues provided by our precious metals trading services we launched in 2013. Our net revenues derived from our precious metals trading services were $30.1 million in 2013, representing 57.1% of our total net revenues. Our Hong Kong brokerage related income decreased to $3.4 million in 2013 from $3.8 million in 2012, representing 6.5% and 12.9% of total net revenues for each year.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 46.6% from $20.8 million to $11.1 million in 2013. The decrease was mainly due to the Group's strategic business transition that the Group no longer accepted new paid subscribers or renewals for its premium individual subscription service, and the plunging stock market in China.

Our net revenues derived from online advertising sales, which were not a sizable portion of our business in 2013, increased 40.2% to $6.8 million in 2013 from $4.8 million in 2012, due to improved advertising market conditions in 2013.

Cost of revenues

Our cost of revenues in 2013 increased by 30.7% to $10.6 million from $8.1 million in 2012, primarily due to the commission paid to our sales agents related to our precious metals trading business.

Gross profit

As a result of the foregoing, our gross profit increased by 96.0% to $42.2 million in 2013 from $21.5 million in 2012.

Operating expenses

Our operating expenses increased by 55.8% to $54.8 million in 2013 from $35.2 million in 2012, primarily due to the share-based compensation expenses and the operating expenses related to our precious metals trading services we launched in 2013. Operating expenses as a percentage of net revenues decreased to 104.0% in 2013 from 119.0% in 2012.

General and administrative. Our general and administrative expenses increased by 33.6% to $15.2 million in 2013 from $11.4 million in 2012. The increase in general and administrative expenses was primarily due to the increase in rents, share-based compensation expenses, etc. Our general and administrative expenses as a percentage of net revenues decreased to 28.9% in 2013 from 38.5% in 2012.

Product development. Our product development expenses decreased by 15.9% to $9.0 million in 2013 from $10.7 million in 2012, mainly due to the decrease in headcount related expenses. Our product development expenses decreased as a percentage of net revenues to 17.1% in 2013 from 36.3% in 2012.

Sales and marketing. Our sales and marketing expenses increased by 134.0% to $30.6 million in 2013 from $13.1 million in 2012. This was primarily due to the headcount related expenses and marketing, promotion expenses related to our precious metals trading services we launched in 2013. Our sales and marketing expenses as a percentage of net revenues increased to 58.0% in 2013 from 44.2% in 2012.

Loss from operations

Our loss from operations was $12.7 million compared to an operating loss of $13.6 million in 2012, and our operating margin was negative 24.0% in 2013, compared that of negative 46.0% in 2012.

Interest income

Our interest income decreased by 57.8% to $1.3 million in 2013 from $3.2 million in 2012.

Interest expense

Our interest expense decreased by 62.0% to $0.2 million in 2013 from $0.5 million in 2012. In February and June 2013, the agreements with China Merchant Bank were expired and the Company did not renew them.

Equity method investment income

In March 2013, the Company made an equity method investment to the Lang Fang Developer. The Company invested an aggregate $22.1 million in consideration for 49% of its equity interests. In November 2013, the Company transferred this investment at the consideration of $24.9 million, realizing an investment income of $2.8 million.

The investee meets the definition of variable interest entity (VIE). The Group consolidates all entities that control by ownership of a majority voting interests as well as variable interest entities for which the Group is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interest, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests.

The Group has variable interest in Langfang Developer. The Group’s investment account for 49% shares during the holding period. The 49% shares are common shares with voting rights, and therefore participated significantly in profits and losses during the holding period, and the Group held a loan, which indicated a variable interest, thus, the Group has variable interest in Langfang Developer during holding period.

Generally, an enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interest, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests.

An enterprise with a variable interest in a variable interest entity must consider variable interests of related parties and de facto agents as its own in determining whether it is the primary beneficiary of the entity.

The Group will not absorb a majority of the VIE's expected losses, or receive a majority of the VIE's expected residual returns, therefore the Group is not the primary beneficiary of the VIE.

The Group has the ability to exercise significant influence over the VIE. Determining whether an investor has the ability to exercise significant influence over operating and financial policies of the investee requires judgment based on the facts and circumstances of each investment. Significant influence is presumed to exist for investments of 20% or more of the voting stock of an investee and is presumed not to exist for investments of less than 20% of the voting stock of an investee. Since the Group has the ability to significantly influence over the operating and financial policies of the VIE, the Group treated the investment using equity method accounting.

Short-term investment income

Our gain from short-term investments, which are classified as trading, held-to-maturity or available-for-sale decreased to $0.1 million in 2013 from $0.4 million in 2012.

Income tax expense

Our income tax expense was $0.1 million in 2013 compared to an income tax expense was $0.9 million in 2012.

Net loss attributable to the Company

Our net loss attributable to the Company was $8.6 million in 2013 compared to a net loss attributable to the Company of $11.9 million in 2012, and our net income margin increased to negative 16.3% in 2013 from negative 40.1% in 2012.

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

Our business taxes and related surcharges attributable to our gross revenues decreased from $1.5 million in 2011 to $0.6 million in 2012, primarily due to the decrease in volume of our revenues and the Pilot Program. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 44.3% to $29.6 million in 2012 from $53.0 million in 2011. This decrease was mainly due to a decrease in our net revenues derived from individual subscription business, which contributed to 60.1%, 75.8% of our net revenues respectively for 2012 and 2011. Our net revenues derived from individual subscription business decreased by 55.7% from $40.2 million to $17.8 million in 2012. The decrease was mainly due to the Group's strategic business transition that the Group no longer accepted new paid subscribers or renewals for its premium individual subscription service, and the plunging stock market in China.

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

Operating expenses

Our operating expenses decreased by 44.5% to $35.2 million in 2012 from $63.4 million in 2011, primarily due to the non-cash impairment loss of $17.5 million for goodwill and intangible assets recorded in 2011. Operating expenses as a percentage of net revenues decreased to 119.0% in 2012 from 119.7% in 2011.

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

Income tax expense

Our income tax expense was $0.9 million in 2012 compared to an income tax expense was $3.9 million in 2011. The decrease of income tax expense primarily due to the significant increase in valuation allowance provided on deferred tax assets in 2011.

Net loss attributable to the Company

Our net loss attributable to the Company was $11.9 million in 2012 compared to a net loss attributable to the Company of $19.3 million in 2011, and our net income margin decreased to negative 40.1% in 2012 from negative 36.5% in 2011.

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2013, we had approximately $36.4 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2011, 2012and 2013:

	For the year ended December 31
(in thousands of U.S. dollars)	2011	2012	2013
Net cash (used in) provided by operating activities	$(23,786)	$(29,043)	$159
Net cash (used in) provided by investing activities	(32,776)	10,959	7,578
Net cash provided by (used in) financing activities	12,739	(5,669)	(12,138)
Net decrease in cash and cash equivalents	(42,132)	(23,735)	(4,535)
Cash and cash equivalents at beginning of year	106,773	64,641	40,906
Cash and cash equivalents at end of year	$64,641	$40,906	$36,371

Net cash provided by operating activities for 2013 was $159,000, compared to net cash used in operating activities was $29.0 million in 2012. The increase of net cash provided by operating activities was primarily due to the increase in cash receipt from precious metals trading services, and the collection of Account Receivables – margin clients of $8.9 million in 2013.

Net cash used in operating activities for 2012 was $29.0 million, compared to the net cash used by operating activities of $23.8 million in 2011. The increase of net cash used in operation activities was primarily due to the decrease in cash receipt from the sale of individual subscription business.

Net cash provided by investing activities was $7.6 million in 2013, compared to net cash provided by investing activities of $11.0 million in 2012. The decrease in cash provided by investing activities was primarily due to (i) the collection of $1.0 million from a loan made to a third party in 2011; (ii) the collection of restricted cash of $29.3 million, as we did not renew the agreement with China Merchant Bank when it was expired in 2013; and (iii) a net cash out of $20.3 million related to the equity method investment in the Langfang Developer.

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

Net cash used in financing activities was $12.1 million in 2013, compared to net cash used by financing activities of $5.7 million in 2012, and the net cash provided by financing activities was $12.7 million in 2011. The variation in the cash flow of our financing activities was mainly caused by the withdrawal/payback of our short term bank loans.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2011, 2012 and 2013 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $726,000, $775,000 and $ 834,000 respectively.

Capital expenditures in 2012 and 2013 have been, and our 2014 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

In order to enhance our return on cash, on March 19, 2013, we entered into a real estate investment contract with the Langfang Developer and four original shareholders of Langfang Developer. Pursuant to the investment contract with the Langfang Developer, at closing, we invested an aggregate $22,142,400 in consideration for 49% of the Langfang Developer's equity interest. Langfang Developer used the invested amount to purchase land and develop a real estate project thereon located in Langfang City, Hebei Province. This investment was funded by our current capital resources. And we don't expect this investment has a material adverse effect to our liquidity and working capital, for the foreseeable future. In November 2013, we transferred our equity stake in the Langfang Developer for a total consideration of $24,930,702, which is being paid to us in several installments. As of December 31, 2013, we have collected $11,481,244 in cash and expected to collect the remaining $13,449,458 by September 20, 2014. In addition, we extended a loan of $10,333,120 to the Langfang Developer at a monthly interest rate of 1.5%. As of December 31, 2013, the total principal outstanding and interest receivable was $10,753,111, which amount we expected to collect by September 20, 2014. The uncollected consideration and loans are secured by one-hundred percent of Langfang Developer’s equity interest.

From time to time, we also evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.

Restricted net assets

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises", to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations.

We are a Hong Kong holding company and the majority of our income is derived from dividends we receive from our PRC subsidiaries. Thus, dividends paid to us by our PRC subsidiaries may be subject to the 10% income tax if we are considered to be a "non-resident enterprise" under the EIT Law. If we are considered a PRC "resident enterprise", it is unclear whether dividends we pay with respect to our ordinary shares, or the gain our shareholders may realize from the transfer of our ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax.  In the event that we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises", or that a shareholder is required to pay PRC income tax on the transfer of our ordinary shares, the value of such shareholder's investment in our ordinary shares may be materially and adversely affected.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $83.3 million, or 92.1%, of our total consolidated net assets, as of December 31, 2013.

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

Restrictions on Renminbi conversion

The majority of our revenues and operating expenses are denominated in Renminbi.  The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends.  Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.  Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of "current account transactions", including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE.  However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

C. Research and development.

Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	enhance our subscribers' experience by improving the quality of our research tools and website; and

•	develop additional research tools, features, content and services specifically targeting the high-end subscribers.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2013 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$6,586,304	$1,607,826	$8,194,130
1 - 3 years	5,854,742	712,758	6,567,500
3 - 5 years	-	-	-

Apart from such premises, as of December 31, 2013, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor

See the section headed "Forward-Looking Information".

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash, cash equivalents and restricted cash as of December 31, 2013, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $1.3 million to $1.0 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2012, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $3.2 million to $2.5 million.

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

We have recorded foreign exchange gains of $557,000 in net income in 2013, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 5%, 0.2% and 3% against the U.S. dollar in 2011, 2012 and 2013, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2013, we had cash, cash equivalents and restricted cash of US$27.0 million (approximately RMB 164.1 million) which were denominated in RMB at the exchange of $1.00 for RMB 6.0969 and US$9.4 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $26.6 million as of December 31, 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	50	Chairman of the Board of Directors and Chief Executive Officer
Kheng Nam Lee(1)	66	Director
Rongquan Leng(1) (2)(3)	65	Director
Neo Chee Beng (1)(2) (3)	53	Director
Jun (Jeff) Wang	43	Director and Chief Financial Officer
______________________
(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

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

Kheng Nam Lee has served as our director since May 2004. Mr. Lee is presently a Venture Partner of GGV Capital. At the same time he is Chairman of Advantec Pte Ltd, an investment holding company. Mr. Lee is also the non-executive Chairman of Vertex Management (II) Pte Ltd and Vertex Venture Holdings Ltd ("VVH"), both of which are wholly-owned subsidiaries of Temasek Holdings (Private) Limited, engaged in the venture capital direct investment and fund management business. For more than 23 years, Mr. Lee has been in leading positions in several capital investment companies that invest in many international companies in various industries. Besides the company, Mr. Lee serves as a director of public companies, Creative Technology Ltd ("Creative") and BCD Semiconductor Manufacturing Ltd ("BCD"). He is a member of the Audit and Compensation Committees of Creative where he had served as Chairman of the Audit Committee since 1992. Since August 2010, Mr. Lee also sits on the Audit Committee and Compensation Committees of BCD, a company listed on NASDAQ from January 2011. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen's University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School. Mr. Lee also got a diploma in Business Administration, University of Singapore.

Rongquan Leng has served as our director since April 2012. Mr. Leng is the Vice Chairman of China Institute of Communications. Mr. Leng served as Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited ("China Telecom")( NYSE:CHA HKEx:728), Deputy General Manager and Chief Engineer of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Deputy Chief Engineer of the Directorate General of Telecommunications ("DGT") of the Ministry of Posts and Telecommunications ("MPT"), Chief Engineer of the Beijing Long-Distance Telephone Office, Vice Chairman of the  Internet Society of China and Deputy Director of Post and Telecommunications Technology Committee of Ministry of Information Industry. Mr. Leng is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a Master's Degree in engineering science. Mr. Leng has more than 30 years of operational management experience in the telecommunications industry in China.

Neo Chee Beng has served as our director since January 2012. Mr. Neo is an executive director and the Chief Compliance Officer of Persistent Asset Management Pte Ltd ("Persistent Asset Management"), an exempt fund manager registered with the monetary authority of Singapore. Mr. Neo has been an independent director of LottVision Ltd., a company listed in the Singapore Stock Exchange, and also serves on its audit committee. Mr. Neo was a former Vice President of investments at Vertex Management II Pte Ltd ("Vertex Management II"), an affiliate of Temasek Holdings Pte Ltd, where he headed its Beijing office from year 2000 to early 2005. Mr. Neo was the finance manager of the Singapore Stock Exchange-listed Jardine Cycle & Carriage Ltd, where he assisted the general manager of finance. Mr. Neo had years of auditing experience with international audit firms including Moores Rowland and Ernest & Young. He received his education in Singapore from Hwa Chong Junior College and received professional accountancy training. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a member of Singapore Institute of Directors.

Jun (Jeff) Wang joined our company as Vice President of Finance in May 2006 and has served as our Chief Financial Officer since August 15, 2006. He was appointed to serve as a member of our Board in May 2012. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte's Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University's Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants ("CMA") and has a professional designation of Chartered Financial Analyst ("CFA").

B. Compensation of directors and executive officers.

In 2013, we paid aggregate cash compensation of approximately $479,000 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer or the chief financial officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer or chief financial officer, as the case may be.

All of our current directors and executive officers have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors and executive officers from any liability or expenses, unless the liability or expense arises from the director or executive officer's own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director or executive officer may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Directors' and officers' liability insurance

We have renewed directors' and officers' liability insurance on behalf of our directors and officers that will expire in January 2015.

Employee's stock option plan

The total number of ordinary shares issuable under our 2004 Plan as of December 31, 2013 is 1,100,240.

Options granted under the 2004 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee. Generally, to the extent an outstanding option granted under the 2004 Plan has not vested by the date the grantee's employment or service with us terminates, the option will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2004 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Under the 2004 Plan, as of December 31, 2013, we have a total number of 9,405,548 options that are currently vested and exercisable for ordinary shares. Under option agreements that were independent of the 2004 Plan, 1,095,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2013.

The table below sets forth the option grants made to our current and former directors and executive officers as of December 31, 2013 pursuant to the 2004 Plan:

	Number of ordinary Shares to be issued upon exercise of options	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
	750,000	$1.426	February 22, 2010	February 21, 2020
	1,800,000	$0.250	July 15, 2013	July 15, 2023
Kheng Nam Lee	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
	*	$0.250	July 15, 2013	July 15, 2023
Rongquan Leng	*	$0.250	July 15, 2013	July 15, 2023
Neo Chee Beng	*	$1.316	July 5, 2006	July 5, 2016
	*	$0.250	July 15, 2013	July 15, 2023
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
	1,500,000	$0.250	July 15, 2013	July 15, 2023

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Equity Incentive Plan

As of December 31, 2013, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2013, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	8.06%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	9.50%

Based on our operating performance for 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance for 2009, no granted shares were activated in 2009.

In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the Grant Agreement to extend the Performance Period and the Vesting Term for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the company's achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.

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

C. Board practices.

In 2013, our directors met in person or passed resolutions by unanimous written consent a total of nine times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an "audit committee financial expert" as established by the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee, Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our audit committee members are "independent directors" within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

•
recommending to our shareholders, if appropriate, the annual re-appointment of our independent registered public accounting firm and pre-approving all auditing and non-auditing service fees permitted to be performed by the independent registered public accounting firm;

•
annually reviewing an independent registered public accounting firm's report describing the independent registered public accounting firm's internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent registered public accounting firm and all relationships between the independent registered public accounting firm and our company;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

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

Compensation committee. Our current compensation committee consists of Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our compensation committee members are "independent directors" within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

•	determining and recommending the compensation of our senior management;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations committee. Our current nominations committee consists of Rongquan Leng and Neo Chee Beng. Our board of directors has determined that all of our nominations committee members are "independent directors" within the meaning of Nasdaq Listing Rule 5605(a) (2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

Corporate governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association.

Duties of directors

Under Hong Kong law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable person with that director's qualifications and experience would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

The functions and powers of our board of directors include, among others:

•	convening shareholders' meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders' resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and recommending proposals for the increase or decrease in our share capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for consolidation, division or dissolution;

•	proposing amendments to our articles of association; and

•	exercising any other powers conferred at shareholders' meetings or under our memorandum and articles of association.

Terms of directors and executive officers

We have a staggered board, which means certain number of our directors (excluding our chief executive officer), retire at every annual general meeting and the vacancies created by such retirement stand for election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains our chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person's continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors.

D. Employees.

As of December 31, 2011, 2012 and 2013, we employed approximately 1,300, 590 and 1,700 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See "Item 3.D. Key Information – Risk Factors – Risks relating to doing business in the People's Republic of China – PRC's new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs".

E. Share ownership.

As of December 31, 2013, 111,145,633 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 18,163,401 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 111,145,633  ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	31,009,983	27.90%
Kheng Nam Lee	*	*
Neo Chee Beng	*	*
Rongquan Leng	*	*
Jun (Jeff) Wang	*	*
All current directors and executive officers as of December 31, 2013 as a group (5 persons)	32,479,983	29.27%

5% Shareholder
Zhiwei Zhao(1)	31,009,983	27.90%
IDG Technology Venture Investment, LP (2)	6,723,115	6.05%
IDG Technology Venture Investment, Inc. (3)	4,670,505	4.20%
Jianping Lu (4)	7,156,121	6.44%
Ling Zhang (5)	8,746,370	7.87%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2013, would beneficially own less than 1% of our ordinary shares.

(1)
Mr. Zhiwei Zhao is considered the beneficial owner of 31,009,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company's employees pursuant to the Company's 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. as of December 31, 2013 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2013 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 2,350,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2013.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Please refer to Item 6. "Directors, Senior Management and Employees — Share Ownership".

B. Related party transactions.

Contractual arrangements with CFO Newrand and its shareholders

We entered into a series of contractual arrangements with CFO Newrand and its nominee shareholders (i.e., Lin Yang and Linghai Ma) in 2008 (the "CFO Newrand VIE Contracts"). Please refer to our 2008 Annual Report on Form 20-F for a detailed description of the CFO Newrand VIE Contracts.

On January 11, 2012, we entered into (i) a framework agreement on exercising purchase option with Lin Yang and the parties thereunder, and (ii) a framework agreement on exercising purchase option with Linghai Ma and the parties thereunder. Pursuant to the framework agreements, Lin Yang subscribed and contributed the increased registered capital of CFO Newrand using the loans rendered by CFO Software. Upon the capital increase, Lin Yang's shareholding percentage in CFO Newrand increased from 17.5% to 45% while Linghai Ma's shareholding percentage in CFO Newrand decreased from 82.5% to 55%. In addition, on the same date, each of Linghai Ma and Lin Yang entered into a purchase option agreement with CFO Newrand and CFO Software respectively. The terms of these two agreements are substantially the same as the purchase option agreement entered into by and among CFO Beijing, Zhiwei Zhao and Jun Wang in respect of their equity interests in CFO Fuhua.

Contractual arrangements with Fortune Yingchuang  (Beijing) Technology Co., Ltd. ("CFO Yingchuang") and its shareholders

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on November 1, 2012 with Yang Yang and the parties thereunder (collectively, the "CFO Yingchuang VIE Amendments"). Pursuant to the CFO Yingchuang VIE Amendments, we exercised the purchase option by designating Ying Zhu to purchase all of the equity interests held by Yang Yang in CFO Yingchuang. Upon the equity transfer, Ying Zhu replaced Yang Yang as a shareholder of CFO Yingchuang, holding 45% of the equity interests in CFO Yingchuang. Ying Zhu and Lin Yang pledged all of their equity interests in CFO Yingchuang to CFO Chuangying to guarantee the payment obligations of CFO Yingchuang under the technical support agreement and the strategic consulting agreement between CFO Yingchuang and CFO Chuangying.

Contractual arrangements with Shanghai Shangtong Information Technology Co., Ltd. ("CFO Shangtong") and its shareholders

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on December 1, 2012 with Yuting Zhou and the parties thereunder (collectively, the "CFO Shangtong VIE Amendments"). Pursuant to the CFO Shangtong VIE Amendments, we exercised the purchase option by designating Xun Zhao to purchase all of the equity interests held by Yuting Zhou in CFO Shangtong. Upon the equity transfer, Xun Zhao replaced Yuting Zhou as a shareholder of CFO Shangtong, holding 45% of the equity interests in CFO Shangtong. Xun Zhao and Juanjuan Wang pledged all of their equity interests in CFO Shangtong to CFO Software to guarantee the payment obligations of CFO Shangtong under the technical support agreement and the strategic consulting agreement between CFO Shangtong and CFO Software.

Contractual arrangements with CFO Chuangying and its shareholders

We entered into a series of contractual arrangements with CFO Chuangying and its nominee shareholders (i.e., Zhiwei Zhao and Jun Wang) on November 1, 2012 in (the "CFO Chuangying VIE Contracts"). The CFO Chuangying VIE Contracts are similar to agreements we had entered into with CFO Fuhua and its shareholders, specifically:

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

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including a loan agreement, an equity transfer agreement and an equity pledge agreement on November 15, 2012 with Zhiwei Zhao, Jun Wang and the parties thereunder (collectively, the "CFO Chuangying VIE Amendments"). Pursuant to the CFO Chuangying VIE Amendments, we exercised the purchase option under the purchase option agreement by (i) designating Xiaowei Wang to purchase all of the equity interests held by Zhiwei Zhao in CFO Chuangying and (ii) designating Na Zhang to purchase all of the equity interests held by Jun Wang in CFO Chuangying. Upon the equity transfer, Xiaowei Wang and Na Zhang became the nominee shareholders of CFO Chuangying, holding 55% and 45% of the equity interests in CFO Chuangying respectively. Xiaowei Wang and Na Zhang pledged all of their equity interests in CFO Chuangying to CFO Software to guarantee the payment obligations of CFO Chuangying under the technical support agreement and the strategic consulting agreement between CFO Chuangying and CFO Software.

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

B. Significant changes since December 31, 2013.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Our ADSs, each representing five of our ordinary shares, have been listed on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Effective January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market. Our ADSs trade under the symbol "JRJC".

The following table provides the high and low trading prices for our ADSs on Nasdaq for (1) the years 2009, 2010, 2011, 2012 and 2013, (2) each of the quarters since the first quarter in 2012 and (3) each of the six months since October 2013.

	Trading Price
	High	Low
Yearly highs and lows
Year 2009	13.54	6.97
Year 2010	9.10	6.20
Year 2011	7.27	1.43

Year 2012	2.91	1.02
Year 2013	6.45	1.14
Quarterly highs and lows
First Quarter 2012	2.91	1.56
Second Quarter 2012	2.62	1.18
Third Quarter 2012	1.68	1.02
Fourth Quarter 2012	1.32	1.04
First Quarter 2013	1.60	1.16
Second Quarter 2013	1.74	1.22
Third Quarter 2013	2.10	1.14
Fourth Quarter 2013	6.45	1.80
First Quarter 2014	8.20	4.12
Monthly highs and lows
October 2013	3.33	1.80
November 2013	4.16	2.46
December 2013	6.45	3.73
January 2014	8.20	5.40
February 2014	7.81	6.00
March 2014	6.98	4.12

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

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

China's government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China publishes a daily exchange rate for RMB, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the daily exchange rate according to market conditions.

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

Currently, foreign investment enterprises are required to apply to SAFE for "foreign exchange registration certificates for foreign investment enterprises". With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may open foreign exchange bank accounts and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

For purposes of the U.S. federal income tax discussion below, you are a "U.S. Holder" if you beneficially own ADSs and are:

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

If you are not a U.S. person, please refer to the discussion below under "Non-U.S. Holders".

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ADSs

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See "Dividend policy".

Subject to the "Passive Foreign Investment Company" discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2009) as long as our ADSs continue to be readily tradable on NASDAQ and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Sales and other dispositions of ADSs

Subject to the "Passive Foreign Investment Company" discussion below, when you sell or otherwise dispose of ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in the ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for the ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2012, we were a passive foreign investment company ("PFIC") for United States federal income tax purposes. However, our PFIC status for the current taxable year ending December 31, 2013 will not be determinable until its close. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the "income test"), or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test").

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for "marketable stock" which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely "qualified electing fund", or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. We, however, currently do not intend to prepare or provide such information.

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

Non-U.S. Holders

If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a "Non-U.S. Holder"), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

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

Additional Reporting Requirements

Effective for taxable years beginning after March 18, 2010, individuals and, to the extent provided by the U.S. Secretary of Treasury in regulations or other guidance, certain domestic entities that hold an interest in a "specified foreign financial asset" will be required to attach certain information regarding such assets to their income tax return for any year in which the aggregate value of all such assets exceeds US$50,000. A "specified foreign financial asset" includes any depository or custodial accounts at foreign financial institutions, non-publicly traded debt or equity interests in a foreign financial institution, and to the extent not held in an account at a financial institution, (i) stocks or securities issued by non-U.S. persons; (ii) any financial instrument or contract held for investment that has an issuer or counterparty which is non-U.S. person; and (iii) any interest in a non-U.S. entity. Penalties may be imposed for the failure to disclosure such information regarding specified foreign financial assets. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed by this new legislation with respect to ownership of ADSs or ordinary shares.

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

I. Subsidiaries information.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Item 5, "Operating and Financial Review and Prospects; Quantitative and Qualitative Disclosures About Market Risk".

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
♦ Share distributions, stock dividend, stock split, merger
♦ Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

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
Expenses incurred on behalf of ADR Holders in connection with:

• Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

• The depositary's or its custodian's compliance with applicable law, rule or regulation
Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

• Stock transfer or other taxes and other governmental charges

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. In 2013, we entered into a new contract with the depositary, which started from May 22, 2013. We were entitled to receive the maximum amount as US$189,000 for the periods between October 1, 2012 and May 21, 2013 and US$295,000 for the year between May 22, 2013 and May 21, 2014 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2013 were not effective due to the material weakness in internal control described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was not effective as of December 31, 2013 due to the material weakness described below.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management determined that Company’s oversight of complex transactions is not effective. Specifically, management lacks the expertise to evaluate the accounting requirement of certain non-routine and complex transactions. From time to time the Company will encounter non-routine accounting transactions that require a high level of technical accounting expertise. Non-routine accounting transactions will likely increase in frequency as the Company continues to grow and expand its operations.

As of the date of this report, we are undertaking steps to correct the aforementioned material weakness by providing relevant US GAAP trainings to the current corporate accounting team, engaging an external consulting company to review our key operational processes and related internal controls for improvement in internal control system, strengthening the information-sharing process between us and our external accounting advisory consultants and implementation of more formal review procedures and documentation standards for the accounting and monitoring of non-routine and complex transactions.

Notwithstanding this material weakness, management has concluded that the consolidated financial statements included in this annual report are fairly stated in all material respects for each period presented herein.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, "Directors, Senior Management and Employees — Board Practices".

Our board of directors has concluded that Mr. Kheng Nam Lee, a member of our audit committee, meets the criteria for an "audit committee financial expert" as established by the U.S. SEC.

Mr. Kheng Nam Lee will not be deemed an "expert" for any purpose, including, without limitation, for purposes of section 11 of the Securities Act as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Kheng Nam Lee as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B. CODE OF ETHICS

See Item 6.C. of this annual report, "Directors, Senior Management and Employees — Board Practices".

Our board of directors has adopted a code of ethics, which is applicable to our senior executives and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at ttp://www.chinafinanceonline.com/list/en_CorporateGovernance.shtml.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2012 and December 31, 2013 was Grant Thornton China. Our independent accountant for the audit of our annual financial statements for fiscal years ended December 31, 2011 was Deloitte Touche Tohmatsu Certified Public Accountants LLP ("Deloitte"). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2013		2012		2011
Audit Fees(1)	US$	433,000	US$	594,000	US$	799,050
Audit Related Fees		-		-		-
Tax Fees(2)		-		-		-
All Other Fees		-		-		-
___________________________________
1)           "Audit Fees " means the aggregate fees in each of the fiscal years listed for professional services rendered by Deloitte or Grant Thornton China, as applicable. For the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)           "Tax Fees" means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by Deloitte or Grant Thornton China, as applicable.

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

None.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

1.1
Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1
Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2
Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

4.1
2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2
Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.3
Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009(incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.4
Translation of Form Loan Agreement by and among our wholly owned subsidiary and certain employees of the Company for funding significant VIEs controlled by the Company. (filed as Exhibit 4.4 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.5
Translation of Form Operation Agreement by and between our wholly owned subsidiary and certain significant VIEs controlled by the Company. (filed as Exhibit 4.5 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.6
Translation of Form Purchase Option and Cooperation Agreement by and among our wholly owned subsidiary and certain significant VIEs controlled by the Company. (filed as Exhibit 4.6 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.7
Translation of Form Share Pledge Agreement by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs. (filed as Exhibit 4.7 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.8
Translation of Form Framework Agreement on Exercising Purchase Option by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs. (filed as Exhibit 4.8 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.9
Translation of Form Strategic Consulting and Service Agreement between our wholly owned subsidiary and certain significant VIEs. (filed as Exhibit 4.9 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference) (filed as Exhibit 4.10 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.10
Translation of Form Technical Support Agreement between our wholly owned subsidiary and certain significant VIEs (filed as Exhibit 4.10 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)

4.11
Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Shaoming Shi, Lin Yang, CFO Shenzhen Shangtong, and CFO Success (filed as Exhibit 4.29 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.12
Translation of Framework Agreement for Exercise of Purchase Option dated January 1, 2012 among Linghai Ma, Lin Yang, CFO Shenzhen Shangtong, and CFO Success (filed as Exhibit 4.30 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.13
Translation of Purchase Option Agreement dated January 1, 2012 among CFO Success, CFO Shenzhen Shangtong, Lin Yang and Linghai Ma (filed as Exhibit 4.31 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.14
Translation of Share Pledge Agreement dated January 1, 2012 among CFO Success, Lin Yang and Linghai Ma (filed as Exhibit 4.32 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.15
Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Lin Yang, CFO Newrand, CFO Fuhua and CFO Software (filed as Exhibit 4.50 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.16
Translation of Framework Agreement on Exercising Purchase Option dated January 11, 2012 among Linghai Ma, CFO Newrand, CFO Success, CFO Fuhua and CFO Software (filed as Exhibit 4.51 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.17
Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Lin Yang (filed as Exhibit 4.52 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.18
Translation of Purchase Option Agreement dated January 11, 2012 among CFO Software, CFO Newrand and Linghai Ma (filed as Exhibit 4.53 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.19
Translation of Labor Contract of Zhao Zhiwei dated June 21, 2010 (incorporated by reference to Exhibit 4.103 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.20
Translation of Labor Contract of Jeff Wang dated May 24, 2011(incorporated by reference to Exhibit 4.104 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.21
Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.; filed as Exhibit 4.61 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.22
Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission., which request is pending; filed as Exhibit 4.62 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.23
Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.24
Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.25
Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between the Company and Hang Seng Indexes Company Limited dated February 27, 2009 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

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

4.31*	Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection

4.32*	Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited

4.33*	Translation of Agreement for Change of Parties to the Contract

4.34*	Translation of Purchase Agreement between Giant Bright and Hadevan

4.35*	Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection

4.36*	Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited

4.37*	Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising

4.38*	Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd.

8.1*	List of principal subsidiaries and significant PRC-incorporated affiliates

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Grant Thornton China

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

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

Date: May 6, 2014	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements For the years ended December 31, 2011, 2012 and 2013

CHINA FINANCE ONLINE CO. LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013	F - 3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F - 5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F - 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F - 8

FINANCIAL STATEMENT SCHEDULE I
- FINANCIAL INFORMATION OF PARENT COMPANY	F - 59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Finance Online Co. Limited.

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co. Limited, its subsidiaries, its VIEs and its VIEs' subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. We also have audited the adjustments to the 2011 financial statements and financial statement schedule to retrospectively apply the change in accounting for the presentation of comprehensive income, as described in Note 2 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2011 financial statements and financial statement schedule of the Group other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2011 financial statements or financial statement schedule taken as a whole.

/s/Grant Thornton
Beijing, People's Republic of China
May 6, 2014

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHINA FINANCE ONLINE CO. LIMITED

We have audited the accompanying consolidated statements of  comprehensive income, shareholders' equity and cash flow of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") for the year ended December 31, 2011.Our audits also included the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
Assets	2012	2013

Current assets:
Cash and cash equivalents	$40,905,996	$36,370,950
Restricted cash	28,874,284	3,946
Prepaid expenses and other current assets	2,780,347	3,306,679
Advances to employees	1,056,423	-
Trust bank balances held on behalf of customers	8,811,691	9,999,366
Consideration receivable	-	13,449,458
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and $135,275 in 2012 and 2013, respectively	15,054,331	5,976,641
Accounts receivable - others, net of allowance for doubtful accounts of $41,893 and $102,236 in 2012 and 2013, respectively	4,970,427	15,325,284
Loan receivable	1,205,604	10,333,120
Short-term investments	2,639,589	-
Deferred tax assets, current	391,625	1,114,438
Total current assets	106,690,317	95,879,882

Property and equipment, net	4,914,114	3,868,267
Acquired intangible assets, net	4,675,237	7,544,762
Cost method investment	802,202	1,138,899
Rental deposits	751,627	1,115,152
Goodwill	3,049,281	16,974,437
Guarantee fund deposits	287,443	6,877,073
Deferred tax assets, non-current	200,774	94,263
Total assets	$121,370,995	$133,492,735

Liabilities and shareholders' equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,792,852 and $3,807,846 as of December 31, 2012 and December 31, 2013, respectively)	$7,551,457	$6,150,118
Accrued expenses and other current liabilities (including accrued expenses and othe rcurrent liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,731,088 and $7,460,581 as of December 31, 2012 and December 31, 2013, respectively)	5,388,630	9,696,462
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $647,560 as of December 31, 2012 and December 31, 2013, respectively)	8,811,691	9,999,366
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2012 and December 31, 2013, respectively)	13,546,115	-
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $140,641 and $5,519,554 as of December 31, 2012 and December 31, 2013, respectively)	804,851	12,572,723
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,837 and $414,023 as of December 31, 2012 and December 31, 2013, respectively)	87,709	459,209
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $140,074 and $325,340 as of December 31, 2012 and December 31, 2013, respectively)	140,074	325,340
Total current liabilities	36,330,527	39,203,218

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,062,318 and $632,829 as of December 31, 2012 and December 31, 2013, respectively)	3,155,108	1,986,078
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited 1,168,809 and $1,886,190 as of December 31, 2012 and December 31, 2013, respectively)	1,168,809	1,886,190
Total liabilities	40,654,444	43,075,486

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS - continued
(In U.S. dollars, except share-related data)

	December 31,
	2012	2013
Commitments and contingencies (Note 23)

Equity:
China Finance Online Co. Limited shareholder's equity:
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,955,383 and 111,145,633 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	14,328	14,353
Additional paid-in capital	81,163,244	84,346,266
Accumulated other comprehensive income	11,089,820	12,285,615
Retained deficits	(12,302,209)	(20,875,337)

Total China Finance Online Co. Limited shareholders' equity	79,965,183	75,770,897

Noncontrolling interest	751,368	14,646,352

Total equity	80,716,551	90,417,249

Total liabilities and equity	$121,370,995	$133,492,735

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2011	2012	2013
Net revenues	$53,008,065	$29,599,486	$52,738,077
Cost of revenues	8,770,617	8,089,394	10,570,070

Gross profit	44,237,448	21,510,092	42,168,007

Operating expenses:
General and administrative (including share-based compensation of $1,326,174, $765,937 and $2,985,112 for 2011, 2012 and 2013, respectively)	11,227,632	11,387,381	15,210,102
Product development (including share-based compensation of $99,239, $12,017 and $39,574 for 2011, 2012 and 2013, respectively)	13,313,635	10,735,570	9,032,327
Sales and marketing (including share-based compensation of $113,389,$24,771 and $10,436 for 2011, 2012 and 2013, respectively)	21,337,799	13,072,017	30,588,236
Loss from impairment of intangible assets	4,078,084	-	-
Loss from impairment of goodwill	13,463,224	-	-

Total operating expenses	63,420,374	35,194,968	54,830,665

Government subsidies	265,016	75,883	11,187

Loss from operations	(18,917,910)	(13,608,993)	(12,651,471)
Interest income	2,744,665	3,177,544	1,340,563
Interest expense	(247,818)	(517,620)	(196,458)
Exchange gain, net	1,349,924	71,516	556,757
Equity method investment income			2,773,839
Short-term investment income	1,032,444	435,105	132,069
Other expense, net	(7,256)	(633,981)	(29,131)
Loss from impairment of cost method investment	(1,479,571)	-	-

Loss before income tax expense	(15,525,522)	(11,076,429)	(8,073,832)
Income tax expense	(3,938,433)	(883,718)	(100,058)

Net loss	$(19,463,955)	$(11,960,147)	$(8,173,890)

Less: net income (loss) attributable to the noncontrolling interest	(137,046)	(104,940)	399,238

Net loss attributable to China Finance Online Co. Limited	$(19,326,909)	$(11,855,207)	$(8,573,128)

Net loss per share attributable to China Finance Online Co. Limited
Basic	$(0.18)	$(0.11)	$(0.08)
Diluted	$(0.18)	$(0.11)	$(0.08)

Weighted average shares used in calculating net income (loss) per share
Basic	108,961,642	108,983,249	109,019,513
Diluted	108,961,642	108,983,249	109,019,513

Other comprehensive income, net of tax:
Changes in foreign currency translation adjustment	2,928,723	130,115	1,195,795
Net unrealized income (loss) on available-for-sale securities, net of tax effects of ($5,728), $5,728 and nil for 2011, 2012 and 2013, respectively	(32,457)	(13,110)	-
Reclassification adjustment of available-for-sale securities,net of tax effects of nil, nil and nil for 2011, 2012 and 2013, respectively	-	45,567	-

Other comprehensive income, net of tax	2,896,266	162,572	1,195,795

Comprehensive loss	(16,567,689)	(11,797,575)	(6,978,095)

Less: net income (loss) attributable to the noncontrolling interest	(137,046)	(104,940)	399,238

Comprehensive loss attributable to China Finance Online Co. Limited	$(16,430,643)	$(11,692,635)	$(7,377,333)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
 (In U.S. dollars, except share-related data)

	Ordinary shares		Additional	Accumulated other comprehensive	Retained earnings	Total China Finance Online Co. Limited	Non controlling	Total
	Shares	Amount	paid-in capital	income (loss)	(deficits)	shareholders' equity	interest	equity
Balance as of January 1, 2011	110,887,883	14,319	78,974,697	8,030,982	18,879,907	105,899,905	(56,802)	105,843,103
Exercise of share options by employees	47,500	6	22,019	-	-	22,025	-	22,025
Share-based compensation	-	-	1,449,862	-	-	1,449,862	88,940	1,538,802
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	-	-	-	(32,457)	-	(32,457)	-	(32,457)
Foreign currency translation adjustment	-	-	-	2,928,723	-	2,928,723	-	2,928,723
Net loss	-	-	-	-	(19,326,909)	(19,326,909)	(137,046)	(19,463,955)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149	(104,908)	90,836,241

Exercise of share options by employees	20,000	3	3,197	-	-	3,200	-	3,200
Share-based compensation	-	-	713,469	-	-	713,469	89,256	802,725
Acquisition of business combination	-	-	-	-	-	-	871,960	871,960
Net unrealized losses on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115	-	130,115
Net loss	-	-	-	-	(11,855,207)	(11,855,207)	(104,940)	(11,960,147)

Balance as of December 31, 2012	110,955,383	14,328	81,163,244	11,089,820	(12,302,209)	79,965,183	751,368	80,716,551

Exercise of share options by employees	190,250	25	30,415	-	-	30,440	-	30,440
Share-based compensation	-	-	2,960,746	-	-	2,960,746	74,376	3,035,122
Business combination	-	-	191,861	-	-	191,861	13,421,370	13,613,231
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795	-	1,195,795
Net income (loss)	-	-	-	-	(8,573,128)	(8,573,128)	399,238	(8,173,890)

Balance as of December 31, 2013	111,145,633	14,353	84,346,266	12,285,615	(20,875,337)	75,770,897	14,646,352	90,417,249

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2011	2012	2013
Operating activities:
Net loss	$(19,463,955)	$(11,960,147)	$(8,173,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,538,802	802,725	3,035,122
Depreciation and amortization	3,481,973	3,062,461	2,164,992
Provision of allowance for doubtful accounts	93,400	1,203	521,567
Gain from equity method investment	-	-	(2,773,839)
Gain from short-term investments	(1,032,444)	(435,105)	(132,069)
Deferred taxes	3,276,319	568,521	(357,014)
Loss on disposal of property and equipment	30,702	237,154	163,963
Loss from impairment of cost method investment	1,479,571	-	-
Loss from impairment of intangible assets	4,078,084	-	-
Loss from impairment of goodwill	13,463,224	-	-
Changes in assets and liabilities:
Accounts receivable, others	2,156,795	(3,495,881)	(8,132,005)
Accounts receivable, margin clients	(4,773,915)	(2,129,273)	8,933,007
Prepaid expenses and other current assets	321,279	471,699	1,131,750
Advances to employees	-	(1,051,971)	1,071,769
Trust bank balances held on behalf of customers	(9,009,643)	9,894,410	(1,181,312)
Restricted cash	(468,176)	468,367	7,143
Rental deposits	5,326	(2,796)	(273,402)
Guarantee deposit funds	-	-	(4,881,966)
Deferred revenue	(23,245,520)	(15,332,999)	(2,866,258)
Account payable	(135,763)	516,086	11,666,365
Accrued expenses and other current liabilities	(4,571,482)	(715,741)	(1,189,465)
Amounts due to customers for the trust bank balance held on their behalf	9,009,643	(9,894,410)	1,181,312
Income taxes payable	(20,662)	(47,235)	242,886
Net cash used in operating activities	(23,786,442)	(29,042,932)	158,656

Investing activities:
Purchase of property and equipment	(726,468)	(775,437)	(833,921)
Purchase of intangible assets		(2,063,361)	(578,624)
Acquisition of businesses (net of cash acquired of nil, $14,073 and $121,044 for the years ended December 31, 2011, 2012 and 2013, respectively)	-	(2,834,434)	(3,627,963)
Acquistioin of equity method investment	-	-	(21,525,608)
Proceeds from transfer of equity method investment	-	-	11,445,202
Loan given to equity method investee			(20,461,773)
Repayment of loans given to equity method investee			10,247,235
Purchase of term deposits	(19,712,865)	-	-
Proceeds from maturity of term deposits	19,903,236	-	-
Purchase of short-term investments	(40,732,106)	(28,277,746)	(83,911,858)
Proceeds from sales of short-term investments	31,562,160	36,767,023	86,716,413
Acquisition of cost method investment	-	(802,202)	(309,698)
Restricted cash	(13,511,584)	542,818	29,282,705
Loan receivable	(9,559,001)	8,379,638	994,459
Proceeds from disposal of fixed assets	632	24,556	140,942
Net cash (used in) provided by investing activities	(32,775,996)	10,960,855	7,577,511

Financing activities:
Proceeds from stock options exercised by employees	22,025	3,200	640
Proceeds from capital injection of noncontrolling interest	-	-	1,397,616
Proceeds from short-term loan	12,716,763	-	-
Repayment of short-term loan	-	(5,672,004)	(13,536,161)
Net cash provided by (used in) financing activities	12,738,788	(5,668,804)	(12,137,905)

Effect of exchange rate changes	1,691,264	15,785	(133,308)

Net decrease in cash and cash equivalents	(42,132,386)	(23,735,096)	(4,535,046)

Cash and cash equivalents, beginning of year	106,773,478	64,641,092	40,905,996
Cash and cash equivalents, end of year	64,641,092	40,905,996	36,370,950

Supplemental disclosure of cash flow information
Income taxes paid	$682,776	$375,107	$81,188

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited ("China Finance Online" or the "Company") was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services.

The Company's two prominent flagship portal sites, www.jrj.com and www.stockstar.com, have attracted a large population of individual investors. The Company offers basic software, information services and securities investment advisory services to individual investors. Through its subsidiary, CFO Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. The Company is developing comprehensive financial services including securities and futures brokerage services in Hong Kong and precious metals trading services in China.

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2013 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity

Subsidiaries:
Fortune Software (Beijing) Co., Ltd. ("CFO Software")	Beijing, PRC	Dec. 7, 2004	100%	N/A
Fortune (Beijing) Success Technology Co., Ltd. ("CFO Success")	Beijing, PRC	Oct. 16, 2007	100%	N/A
Jujin Software (Shenzhen) Co., Ltd. ("CFO Jujin")	Shenzhen, PRC	Mar. 9, 2007	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. ("CFO Genius")	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. ("CFO Stockstar")	Shanghai, PRC	Oct. 1, 2006	100%	N/A
Zhengning Information & Technology (Shanghai) Co., Ltd. ("CFO Zhengning")	Shanghai, PRC	Jan. 31, 2007	100%	N/A
iSTAR Financial Holdings Limited ("iSTAR Financial Holdings")	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co. Limited ("iSTAR Securities")	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co. Limited ("iSTAR Futures")	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Co. Limited ("iSTAR Wealth Management")	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
iSTAR International Credit Co. Limited ("iSTAR Credit")	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. ("CFO Fuhua")	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. ("CFO Chongzhi")	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. ("CFO Qicheng")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. ("CFO Newrand")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. ("CFO Meining")	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription,
				and SMS
Shenzhen Newrand Securities Training Center ("CFO Newrand Training")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. ("CFO Securities Consulting")	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
Shenzhen Tahoe Investment and Development Co., Ltd ("CFO Tahoe")	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Sinoinfo (Dalian) Investment Consulting Co., Ltd. ("CFO Sinoinfo")	Dalian, PRC	Jul. 1, 2013	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. ("CFO Shenzhen Shangtong")	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Fujian) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Fujian")	Fujian, PRC	Jan. 6, 2013	Nil	Precious metals brokerage
Zhengjin (Shanghai) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Shanghai")	Shanghai, PRC	Dec. 12, 2013	Nil	Precious metals brokerage
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Tianjin")	Tianjin, PRC	Jul. 23, 2013	Nil	Precious metals brokerage
Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui")	Tianjin, PRC	Sep. 30, 2013	Nil	Precious metals brokerage

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities for which the Company is the primary beneficiary. A variable interest entity is the entity in which the Company, through contractual arrangements as the primary beneficiary, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. The following discussion excludes any VIEs of the Company for which the Company is not the primary beneficiary.

People's Republic of China ("PRC") regulations prohibit or restrict direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company's VIEs and their equity owners who are PRC citizens as follows:

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs.  Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group.

To provide the Company effective control over and ability to receive substantially all of the economic benefits of its VIEs, the Company's wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the "WOFEs" and each a "WOFE") have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng and CFO Newrand.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2013 were as follows:

VIE name	Contractual arrangement	Date counterpart

CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Zhengyong
CFO Qicheng	November 20, 2009	CFO Chuangying

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	Year ended December 31,
	2012	2013
Total assets	$39,592,530	$113,091,394
Total liabilities	$17,141,853	$71,714,009

	Year ended December 31,
	2011	2012	2013
Net revenue	$27,837,567	$17,271,563	$58,549,393
Net Loss	$(7,573,823)	$(6,948,118)	$(5,469,402)

	Year ended December 31,
	2011	2012	2013
Net cash used in operating activities	$(11,948,507)	$(13,860,354)	$(14,469,067)
Net cash (used in) provided by investing activities	(7,726,567)	3,449,449	(9,440,165)
Net cash (used in) provided by financing activities	(37,146,641)	6,461,007	35,830,988
Effect of exchange rate changes	$895,082	$52,740	$(46,900)

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries, VIEs for which the Company is the primary beneficiary and those VIEs' subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash consist of i) the security deposit for the credit standby letter issued by a bank to provide guarantee for the short-term loan borrowed by Hong Kong Genius Information Technology Co. Limited (renamed to "Mann Ka Development (H.K.) Limited" in August 2013); ii) the deposit in bank accounts for providing guarantee to subscription revenue customers by CFO Securities Consulting in accordance with the requirement of China Securities Regulatory Commission ("CSRC"). The restriction period is one year.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

Trust bank balances held on behalf of customers

Trust bank balances held on behalf of customers consist two parts: i) iSTAR Securities and iSTAR Futures receive fund from customers for purpose of buying or selling securities and futures on behalf of its customers and deposits the fund in its interest-bearing bank account; ii) The funds received by CFO Newrand from customers who purchase mutual funds and other wealth management products which are deposited in a trust bank account. The Group launched "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution. Such bank balance represents an asset of the Group for the amounts due to customers for the trust bank balance held on their behalf and payable to customers on demand. The Group also recognizes a corresponding liability.

Advances to employees

The Group has made advances to a certain individual to enable him to participate in stock trading in the Stock Exchange Campaign which was launched by the Group for marketing purposes. The balances represent $1,056,423 as of December 31, 2012, which were repaid to the Group on demand in February 2013.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's financial statements include account receivable, cost method investment, impairment of goodwill and long-lived assets, income taxes, sales refund, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

Loan receivable

Loans are reported at either their outstanding principal balances. For loans reported at their outstanding principal balances, interest income is accrued on the unpaid principal balance. A loan is considered impaired when, based on current events and the financial condition of the borrower, it is probable that the company will be unable to collect all principal and interest due according to the contractual terms of the loan agreement. Loan collectability is monitored by the Group in connection with the ongoing monitoring of the associated financial guarantee transactions.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure (years)	5
Computer equipment (years)	5
Furniture, fixtures and equipment (years)	5
Motor vehicle (years)	5
Leasehold improvements	Shorter of the lease term or 5 years

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

License and related trademarks (years)		15
Completed technology (years)		5
Customer relationship (years)	4	-	5
Value-added service license (years)	3	-	4
Agreement with mobile operators (years)		3
Intellectual property (years)		10

Certain trademarks resulting from the acquisitions of business and certain trading rights bought by the Company are determined to have indefinite lives. If an intangible asset is determined to have an indefinite life, it is not amortized until its useful life is determined to be no longer indefinite.

Guarantee fund deposits

Guarantee fund deposits consist of i) the funds deposited with Hong Kong Exchange and Clearing Limited by iSTAR Futures, to guarantee its customers' settlement obligations; ii) the funds deposited with the precious metals exchanges as a result of its customers' trading. The Group needs to deposit certain percentage of its customers' trading margins with the exchanges.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were $3,035,265, nil and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2011, 2012 and 2013.

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

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
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

The Group performs the annual impairment tests on December 31 of each year. Based on the Group's assessment, the Group recorded $13,463,224, nil and nil goodwill impairment losses during the years ended December 31, 2011, 2012 and 2013, respectively. In addition, the Group recorded $1,042,819, nil and nil impairment losses in relation to intangible assets with indefinite life during the years ended December 31, 2011, 2012 and 2013, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments and Derivatives

Financial instruments owned and sold, not yet purchased, at fair value consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized changes in gains or losses recognized in earnings, except for securities classified as available-for-sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Group utilizes derivative instruments to manage exposures to commodity price risks for the Group and its customers in its precious metals business. The Group’s objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially recorded in OCI, net of tax, and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. Gains and losses from changes in fair values of derivatives that are not designated as cash flow hedges for accounting purposes are recognized in earnings. The Group has no derivatives as of December 31, 2013.

The Group’s derivative contracts consist of commodity based derivatives. Fair values of exchange-traded derivatives are generally determined from quoted market prices. Where possible, the Group verifies the values produced by pricing models by comparing them to market transactions. Inputs may involve judgment where market prices are not readily available. The Group does not elect hedge accounting under the Derivatives and Hedging Topic of the ASC in accounting for derivatives used as economic hedges on its commodities.

The Group may also hold proprietary positions in its precious metals line of business. On a limited basis, the Group’s precious metals trade desk will accept a customer transaction and could offset that transaction with a similar but not identical position with counterparty. These unmatched transactions are intended to be short-term in nature and are often conducted to facilitate the most effective transaction for the Group's customer. These spot contracts are accounted for as free-standing derivatives and reported in the consolidated balance sheets at their fair values. The Group does not seek hedge accounting treatment for these derivatives, and accordingly, the changes in fair value during the period are recorded in the consolidated statements of comprehensive income. The Group has no open proprietary positions as of December 31, 2013.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Precious metals trading

In 2013, The Group newly launched precious metal trading business and derives commission income, carrying charges and trading revenues from its precious metals trading services.

Commission income is recognized on a trade basis based on their customers' trading volumes. The commission earned is fixed no matter how the client’s open positions are ultimately settled. Additionally, the Group charges carrying charges to its customers.  The commissions and carrying charges are presented in net revenues in the statement of comprehensive income.

Amounts are settled with the Exchange by both the Group and the customers and the exchange then settles with any counterparty. The exchange offsets the Group’s gains and losses and amounts receivable and amounts payable from the exchange are presented net on the statement of financial position as the Group and the exchange settle net.

Trading gains, net include brokerage fees and margins generated from derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Group acts as principal in the purchase and sale of commodities derivative instruments with customers. Trading gains, net also include activities where the Group acts as principal in the purchase and sale of individual securities, currencies, commodities or derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases, particularly the precious metals business, even longer periods (during which fair value may fluctuate).  Therefore, trading gains, net includes activities from the Group's operations of a proprietary commodity trades (see additional discussion in the Financial Instruments and Derivatives policy note for revenue recognition on proprietary trading activities). Net dealer investment gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value.

Unrealized gains/losses on open positions will be marked to market at each period end and may present trading gains and losses which comprise both realized and unrealized gains and losses, on a net basis in the statement of comprehensive income. The open transactions may lead to receivables and/or payables for open transaction which are recorded on the Statement of Financial Position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition- continued

Precious metals trading- continued

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. During the year of 2013, the Group totally recognized revenue amount to $30,124,245 from precious metal trading business, consisted of commodity trading gain of $18,537,459, commission income of $10,953,632 and carrying charges of $633,154, respectively.

Hong Kong Brokerage services

The Group also derives commission from its brokerage services provided by the subsidiaries, iSTAR Securities and iSTAR Futures which buy or sell securities and futures on their customers' behalf. The Group acts as an agent with their customers for these transactions. The commission income is recognized on a trade date basis as transactions occur.

Financial information and advisory services

The Group derives revenue from annual subscription fees from subscribers to their financial data, information services and investment advisory. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectability is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber's account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Group recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue. The Group estimates the refund of subscription fees based on historical experience as well as the impact of the changes in market condition and regulation, such as the Provisional Regulations on Securities Investment Advisory and Provisional Regulations on Issuance of Securities Research Reports promulgated by CSRC.

Advertising revenue

The Group derives its advertising fees from advertising sales on their website for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Business taxes and value added taxes

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to value added tax ("VAT") Transformation Pilot Program(the "Pilot Program"), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at a rate of 6%. Our advertising- related revenues, certain subscription revenues and certain precious metals trading revenues were recognized after deducting VAT and other related surcharges.

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2011, 2012, and 2013, business taxes and related surcharges totaled $1,478,653, $639,880, and $598,044, respectively.

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

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2011, 2012 and 2013, the Group recognized $3,140,764, $1,348,564 and $639,936, respectively, in VAT refunds.

Government subsidies

The Group records government subsidies when granted by local government authority and are not subject to future return. The government subsidies include research & development subsidy, business tax refund, innovation fund and high-tech company subsidy.

Deferred revenue

Payments received in advance of for our financial information and advisory service, advertising service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Equity method investment

Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company's proportionate share of each equity investee's net income or loss. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other than-temporary.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $52,146,828, $26,848,249 and $26,974,664 at December 31, 2011, 2012 and 2013 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $3,134,198, $753,107 and $2,391,762 for the years ended December 31, 2011, 2012 and 2013, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our precious metals trading business. Total commissions paid were $308,521, $161,035 and $3,125,982 for the years ended December 31, 2011, 2012 and 2013.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The carrying value of the cost method investment was $802,202 and $1,138,899 as of December 31, 2012 and 2013, which approximate the fair value of the investment based on the valuation performed by the Company.

The Group does not use derivative instruments to manage risks.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method for performance based awards or graded vesting attribution method for service based awards, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, loan receivable and accounts receivable. The Group places its cash and cash equivalents, restricted cash, short-term investments, loan receivable and accounts receivable in major financial institutions located in PRC and Hong Kong, which management considers to be of high credit quality.

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2012		2013
	Amount	%	Amount	%
A	$3,694,584	18.5	*	*
B	$2,875,230	14.4	*	*
C	$3,165,537	15.8	*	*
D	*	*	$3,885,608	18.2

*           Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group's revenues during 2011, 2012, or 2013.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements

In March of 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments clarify the applicable guidance for the release of the cumulative translation adjustment when 1) an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity; 2) there is a loss of a controlling financial interest in a foreign entity or a step acquisition involving an equity method investment that is a foreign entity; and 3) sales or transfers of a controlling financial interest within a foreign entity is the same irrespective of whether the sale or transfer is of a subsidiary or a group of assets (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) that is a nonprofit activity or business.  The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption.  The Company does not expect ASU 2013-05 to have a significant impact on the Group's consolidated result of operations and financial condition.

In March of 2013, the FASB issued ASU 2013-11, "Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists".  The amendment clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date.  The Company does not expect ASU 2013-11 to have a significant impact on the Group's consolidated result of operations and financial condition.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

3.	ACQUISITIONS

Acquisition of CFO Tahoe

On September 30, 2013, Shanghai Stockstar Wealth Management Co., Ltd. ("CFO Wealth Management"), an affiliate of the Company, paid $6,506,181 to subscribe the newly issued shares of Shenzhen Tahoe Investment and Development Co., Ltd. ("CFO Tahoe") and acquired 60% of the equity interest. CFO Tahoe held the 55% share equity in Henghui (Tianjin) Precious Metals Investment Co., Ltd., with which the Company expects to develop the precious metals trading business in the future. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to precious metal business and other related services operating segment. The net revenue and net income of CFO Tahoe in the amount of $5,988,280 and $1,864,234, respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2013.

		Useful life (Years)
Purchase price allocation:
Cash and cash equivalents	$5,279,425
Prepaid expenses and current assets	1,135,765
Accounts receivable	2,143,957
Property and equipment, net	47,770
Rental deposit	72,431
Acquired intangible assets:
Precious metal trading right	699,414
Customer relationship	1,250,813	4.3
Guarantee fund deposits	1,626,545

Total assets acquired	12,256,120
Accrued expenses and other current liabilities	(2,810,425)
Deferred tax liabilities	(487,557)

Total net assets	8,958,138
Noncontrolling interest	(9,508,295)
Goodwill	7,056,338

Total purchase price	$6,506,181

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

3.	ACQUISITIONS - continued

Acquisition of Champion Connection's business

On July 1, 2013, Giant Bright International Holdings Limited ("CFO GB") and Mainfame Group Limited ("CFO MF"), two subsidiaries of the Company, entered into a series of contractual arrangement with Champion Connection Network H.K Limited ("Champion Connection") to acquire the packaged fixed assets, experienced personnel related to its investment advisory and institution subscription services businesses in China, respectively. For the acquisition, the purchase consideration comprised cash consideration was $4,044,980, 30% shares of CFO GB, 30% shares of CFO MF and a contingent consideration of 5% shares of CFO MF. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to investment advisory services, institution subscription services and other related services operating unit. In addition, the fair value of the shares of CFO GB and CFO MF were determined by using the income approach.

Purchase price allocation:
Property and equipment, net	$199,803
Total assets acquired	199,803
Goodwill	6,544,150
Cash consideration	4,044,980
The fair value of 30% shares of CFO GB	1,760,861
The fair value of 30% shares of CFO MF	804,142
Contingent consideration of 5% shares of CFO MF	133,970
Total purchase price	$6,743,953

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

3.	ACQUISITIONS - continued

Business combination of CFO Netinfo

On July 1, 2013, Zhengyong Information Technology (Shanghai) Co., Ltd. ("CFO Zhengyong"), a subsidiary of the Company, entered into a series of contractual arrangement with Netinfo (Beijing) Technology Co., Ltd. ("CFO Netinfo") to acquire 100% of the equity interest, with which the Company expects to develop the investment advisory services in the future. For the acquisition, the total cash consideration was $808,996. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to investment advisory services business and other related services operating segment. The net revenue and net loss of CFO Netinfo in the amount of $286,500 and $355,322, respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2013.

		Useful life (Years)
Purchase price allocation:
Cash and cash equivalents	$121,044
Prepaid expenses and current assets	339,296
Accounts receivable	4,912
Acquired intangible assets:
Security consulting license	598,657	15

Total assets acquired	1,063,909
Accrued expenses and other current liabilities	(274,748)
Deferred tax liabilities	(149,664)
Income tax payable	612

Total net assets	640,109
Goodwill	168,887

Total purchase price	$808,996

Assets acquisition in 2012

In the first quarter of 2012, CFO Software, a subsidiary of the Company, entered into a series of contractual agreements, to acquire a securities consulting license for a total consideration of $2,063,361.

		Useful life (Years)
Purchase price allocation:
Acquired intangible assets:
Securities consulting license	$2,751,148	15
Deferred tax liabilities	(687,787)
Total purchase price	$2,063,361

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

3.	ACQUISITIONS – continued

Acquisition of CFO East Win

On June 30, 2012, CFO Software, a subsidiary of the Company, entered into a series of contractual arrangement with East Win Investment Consulting Co., Limited ("CFO East Win") to acquire 70% of the equity interest, with which the Company expects to develop the wealth management services in the future. For the acquisition, the total cash consideration was $2,848,507. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to subscription services and other related services operating segment. The net revenue and net loss of CFO East Win in the amount of $860,549 and $1,411,495, respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2012.

		Useful life (Years)
Purchase price allocation:
Cash and cash equivalents	$14,073
Prepaid and other current assets	215,868
Accounts receivable	949
Property and equipment, net	625,258
Rental deposit	8,998
Acquired intangible assets
Security consulting license	2,065,168	15
Core technology	66,465	5

Total assets acquired	2,996,779

Accounts payable	(137,665)
Accrued expenses and other current liabilities	(1,608,027)
Income tax payable	(30,780)
Deferred tax liabilities	(532,908)

Total net assets	687,399
Noncontrolling interest	(871,960)
Goodwill	3,033,068

Total purchase price	$2,848,507

On July 1, 2013, CFO GB entered into a series of contractual arrangement with CFO East Win to acquire the remaining 30% equity interest in CFO East Win. The consideration was the 10% shares of CFO GB, whose fair value was $586,954 valued by a third party appraiser.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

3.	ACQUISITIONS - continued

The following summarized unaudited pro forma results of operations for the years ended December 31, 2012 and 2013 assuming that all significant acquisitions during the year ended December 31, 2012 and 2013 occurred as of January 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted, had the significant acquisitions occurred as of January 1, 2012 and 2013, nor is it indicative of future operating results.

	For the year ended December 31,
	2012	2013
	(unaudited)	(unaudited)

Revenues	$36,237,382	$60,646,859
Net loss attributable to China Finance Online Co., Limited	(15,202,149)	(9,978,159)

Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.14)	$(0.09)
- diluted	$(0.14)	$(0.09)

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2012	2013
Accounts receivable-margin clients	$15,054,331	$6,111,916
Less: Allowance for doubtful accounts	-	(135,275)

Accounts receivable- margin clients, net	$15,054,331	$5,976,641

Accounts receivable-others	5,012,320	15,427,520
Less: Allowance for doubtful accounts	(41,893)	(102,236)

Accounts receivable-others, net	$4,970,427	$15,325,284

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in iSTAR Securities, which is pledged by the customer's purchased securities.

Accounts receivable-others represent the receivables derived in precious metals trading business and other ordinary business without any collateral or other security from its customers.

5.	CONSIDERATION RECEIVABLE

In order to enhance our return on cash during the strategic transition period, in March 2013, the Company made an equity method investment to a real estate developer in Langfang City, Hebei Province (the "Lang Fang Developer"). The Company invested an aggregate $22,142,400 in consideration for 49% of its equity interests. In December 2013, the Company transferred this investment at the consideration of $24,930,702. As of December 31, 2013, the Company has collected $11,481,244 in cash and $13,449,458 will be expected to be collected in 2014.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013
Prepayment of advertising fees	$12,728	$281,590
Advertising deposit	47,729	250,837
Advances to suppliers	1,037,764	1,182,555
VAT refund receivable	89,843	141,292
Interest receivable	1,019,415	419,991
Prepayment of office rental	47,462	185,698
Other current assets	525,406	844,716
	$2,780,347	$3,306,679

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

7.	LOAN RECEIVABLE

The Group has loan receivable due from third parties, which consisted of the following:

	As of December 31,
	2012	2013	Interest rate	Period
A(i)	1,205,604	-	6% per annum	December 1, 2011 to November 30, 2012
B(ii)	-	10,333,120	1.5% per month	October 9, 2013 to March 31, 2014
	$1,205,604	$10,333,120

(i)
The principal and its return are guaranteed by a third party individual. There is an interest of 1.25% per month charged on overdue balance. The Company collected $995,190 and wrote off the uncollected balances in 2013.

(ii)
The loan was made to the Langfang Developer, in which the Group also made an equity method investment during the year (Note 6). The principal and its return are pledged by the 100% equity interests of Langfang Developer, which was completed in April 2014 (Note 25).

The following table presents changes in loan receivable for the twelve-month period ended December 31, 2012 and 2013, respectively:

	December 31,
	2012	2013
Beginning balance	$9,565,503	$1,205,604
Additions	-	10,333,120
Collection	(8,363,140)	(995,190)
Write-offs	-	(209,956)
Exchange difference	3,241	(458)

Ending balance	$1,205,604	$10,333,120

8.	SHORT-TERM INVESTMENTS

The Group measured the held-to-maturity securities at amortized cost. As of December 31, 2012 and 2013, the Group's held-to-maturity securities consisted of trust fund and financial product issued by bank carried at amortized cost of $2,639,589 and nil, respectively. Gains from the held- to-maturity were recognized in the consolidated statement of operations for the year ended December 31, 2012 and 2013 were $367,520 and $4,234, respectively.

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1of the fair value hierarchy. As of December 31, 2012 and 2013, the fair value of trading securities was nil and nil, respectively. Gains from the trading securities were recognized in the consolidated statement of operations for the years ended December 31, 2011, 2012 and 2013 were $266,705, $113,152 and nil, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

8.	SHORT-TERM INVESTMENTS - continued

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 3 valuation.

The following table presents changes in level 3 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2012 and 2013, respectively:

	December 31,
	2012	2013
Beginning balance	$923,582	$-
Purchases		81,664,295
Redemption	(916,228)	(81,824,078)
Realized gain(loss)	(45,567)	127,835
Unrealized loss	38,185	-
Exchange difference	28	31,948

Ending balance	$-	$-

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2012 and 2013, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2013
	Proceeds	Costs	Gains	Exchange difference
Available-for-sale securities	$81,824,078	$81,664,295	$127,835	$31,948
Total	$81,824,078	$81,664,295	$127,835	$31,948

	Year ended December 31, 2012
	Proceeds	Costs	Losses	Exchange difference
Available-for-sale securities	$916,228	$952,411	$(45,567)	$9,384
Total	$916,228	$952,411	$(45,567)	$9,384

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 8.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

9.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group's trading securities and available-for-sale securities as measured, held-to-maturity securities as disclosed are determined based on the discounted cash flow method.

The Group's financial assets measured or disclosed at fair value on a recurring basis were $2,639,589 and nil as of December 31, 2012 and 2013, respectively.

Fair value disclosure or measurement at December 31, 2012
	Fair value at December 31, 2012	Quoted price in active markets for identical asset (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Short-term investment:
Held-to-maturity securities	$2,639,589	-	$2,639,589	-

Fair value measurement
Trading securities	-	-	-	-
Available-for-sale securities	-	-	-	-

Total assets measured at fair value	-	-	-	-

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 3 valuation.

The following table presents changes in level 3 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2012 and 2013, respectively:

	December 31,
	2012	2013
Beginning balance	$923,582	$-
Purchases	-	81,664,295
Redemption	(916,228)	(81,824,078)
Realized gain(loss)	(45,567)	127,835
Unrealized loss	38,185	-
Exchange difference	28	31,948

Ending balance	$-	$-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

9.	FAIR VALUE MEASUREMENT- continued

Fair value disclosed or measured on a non-recurring basis

The Group measured the fair value of acquired intangible assets using the income approach valuation methodology. These acquired intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these acquired assets.

10.	COST METHOD INVESTMENT

In 2012, the Group made a cost method investment. The carrying amount of the cost method investments was $802,202 as of December 31, 2012. As result of an addition investment of $309,698 in 2013, the carrying balance of such investment was $1,138,899 as of December 31, 2013. The investment is still recorded as a cost method investment, as the Company did not have a significant influence to the investee. There was no impairment of the Group's cost method investment for the year ended December 31, 2012 and 2013.

The following table presents changes in cost method investment for the years ended December 31, 2012 and 2013, respectively:

	December 31,
	2012	2013
Beginning balance	$-	$802,202
Purchases	802,202	309,698
Exchange difference	-	26,999
Ending balance	$802,202	$1,138,899

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

11.	EQUITY METHOD INVESTMENT

In March, 2013, the Group's Board of Directors approved and authorized the Group's participation in a real estate project. Pursuant to the investment agreement entered into in connection with the real estate project, the Company owned 49% of the equity interest with a consideration of $21,525,608. In December, 2013, the Group transferred the total 49% of the equity interest to a third party. Gains from the equity method investment recognized in the consolidated statement of comprehensive income for the years ended December 31, 2013 were $2,773,839.

The investee meets the definition of variable interest entity (VIE). The Group consolidates all entities that control by ownership of a majority voting interest as well as variable interest entities for which the Group is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests.

For the 49% equity investment on the VIE, the Group will not absorb a majority of the VIE's expected losses, or receive a majority of the VIE's expected residual returns, therefore the Group is not the primary beneficiary of the VIE. Since the Group has the ability to significantly influence over the operating and financial policies of the VIE, the Group treated the investment using equity method accounting.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

12.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2012	2013
Technology infrastructure	$9,605,535	$10,299,529
Computer equipment	1,911,447	1,840,958
Furniture, fixtures and equipment	3,200,237	3,548,706
Motor vehicle	731,672	609,345
Leasehold improvements	3,910,370	4,173,025
	19,359,261	20,471,563
Less: accumulated depreciation	(14,445,147)	(16,603,296)
	$4,914,114	$3,868,267

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 were $3,037,681, $2,838,031 and $1,732,035, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

13.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2012 and 2013 were as follows:

	December 31
	2012			2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets not subject to amortization:
Precious metal trading right	$-	$-	$-	$1,295,740	$-	$1,295,740
Intangible assets subject to amortization:
Completed technology	66,820	(7,276)	59,544	68,887	(21,279)	47,608
Customer relationship				1,261,297	(72,767)	1,188,530
Securities consulting license and related trademarks	4,833,877	(218,184)	4,615,693	5,590,273	(577,389)	5,012,884
	$4,900,697	$(225,460)	$4,675,237	$8,216,197	$(671,435)	$7,544,762

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $444,292, $224,430 and $432,957, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $677,532, $677,532, $677,532, $670,031 and $3,546,395 for 2014, 2015, 2016, 2017 and 2018 and thereafter, respectively.

For the year ended December 31, 2011, the Group recorded an impairment loss on its intangible assets in the amount of $4,078,084 associated with the acquired trademarks, stock exchange trading right, futures exchange trading right, securities consulting license and related trademarks, and intellectual property due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. There was no impairment on intangible assets for the year ended December 31, 2012 and 2013.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

14.	GOODWILL

Changes in goodwill for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Precious Metals trading	Investment advisory services	Institutional subscription services	Hong Kong Brokerage service	Southern China	Eastern China	Northern China	Total
Balance as of December 31, 2011
Goodwill	$-	$-	$-	$1,269,520	$2,400,576	$8,892,249	$387,242	$12,949,587
Accumulated impairment loss	-	-	-	(1,267,826)	(2,507,499)	(9,284,338)	(403,561)	(13,463,224)
Exchange difference	-	-	-	(1,694)	106,923	392,089	16,319	513,637
	-	-	-	-	-	-	-	-

Acquisition (Note 3)	-	3,033,068	-	-	-	-	-	3,033,068
Exchange difference	-	16,213	-	-	-	-	-	16,213
Balance as of December 31, 2012	$-	$3,049,281	$-	$-	-	-	-	$3,049,281

Acquisition of CFO Tahoe (Note 3)	7,056,338	-	-	-	-	-	-	7,056,338
Acquisition of Champion Connection's business (Note3)	-	4,867,660	1,676,490	-	-	-	-	6,544,150
Acquisition of CFO Netinfo (Note 3)	-	168,887	-	-	-	-	-	168,887
Exchange difference	59,141	96,640	-	-	-	-	-	155,781
Balance as of December 31, 2013	$7,115,479	$8,182,468	$1,676,490	$-	$-	$-	$-	$16,974,437

During the third quarter of 2011, the Group determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill as of September 30, 2011. The Group performed an assessment of the carrying value of goodwill as of September 30, 2011. In the fourth quarter of 2011, the Group realized its operating environment has undergone profound structural changes and decided upon a strategic transition since April, 2012, that the Group will implement a strategic transition of its core business from mainly providing subscription services to individual investors to developing fee-based securities investment advisory services with wealth management services. The Group evaluated the situation as of December 31, 2011 by considering a strategic transition and impact of structural changes. Based on these assessments, the Group concluded that goodwill were fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years.

During the third quarter of 2013, the Group made a series of business acquisition and restructures. The Company has re-categorized its reporting units to better reflect the evolving nature of its businesses and reallocated its goodwill. The goodwill related to acquisition of CFO Tahoe was allocated to precious metals trading reporting unit; the goodwill related to the acquisition of CFO East Win, CFO Netinfo and Champion Connection’s investment advisory business were allocated to investment advisory services reporting unit and the goodwill related to the acquisition of Champion Connection’s institutional subscription business were allocated to the institutional reporting unit.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

14.	GOODWILL- continued

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

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2011, 2012 and 2013. Based on the impairment tests performed, the Group recognized an impairment loss of $13,463,224, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

15.	BANK FACILITIES AND SHORT-TERM LOANS

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

During 2013, the Group did not renew the bank facilities which were matured in February 2013 and June 2013, respectively, and repaid all the short-term loan of $13,546,115. As December 31, 2013, there was no outstanding loan under such loan facilities.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

16.	Accounts payable

Accounts payable consist of:

	December 31,
	2012	2013
Amount due to customers of H.K. brokerage business	$584,607	$7,039,937
Amount due to sales agents	-	4,202,811
Consulting fees payable	-	1,175,319
Others	220,244	154,656
	$804,851	$12,572,723

17.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2012	2013
Accrued bonus	$2,026,268	$3,687,135
Accrued refund of subscription fees	364,445	-
Accrued professional service fees	718,863	676,758
Withholding individual income tax-option exercise	61,683	61,683
Value added taxes and other taxes payable	242,861	915,601
Accrued raw data cost	364,889	565,747
Accrued welfare benefits	68,717	117,392
Acquisition consideration payable	-	2,221,680
Accrued sales service fees	115,369	213,314
Others	1,425,535	1,237,152
	$5,388,630	$9,696,462

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2013, the Company and its subsidiary iSTAR Financial Holdings have two share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $1,538,802, $802,725, and $3,035,122 for 2011, 2012, and 2013, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the "2004 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. We amend the 2004 Plan in September 2004, August 2006, June 2009 and June 2010. The total number of ordinary shares authorized under the 2004 Plan was 30,688,488 as of December 31, 2013.

Options to employees

During the years of 2011 and 2012, the Company granted 285,000 and nil stock options to employees, respectively, at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.

During 2013, the Company granted totaling 7,740,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant.  These options vest over 3 years except the 3,300,000 shares granted to the two officers which vest over 2 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

	Years ended December 31,
	2011			2013
Weighted average risk free rate of return	2.02%	-	2.24%	1.40%
Weighted average expected option life (years)		6.14		6.14
Expected volatility rate	72.96%	-	73.75%	76.67%
Dividend yield		-		-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Options to non-employees

During 2013, the Company granted 6,260,000 options under the 2004 Plan to consultants and strategic advisers. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over 2 years.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2011		2012		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	13,103,238	$0.99	11,994,698	$0.96	11,144,998	$0.93
Granted	285,000	1.08	-	-	14,000,000	0.25
Exercised	(47,500)	0.47	(20,000)	0.16	(190,250)	0.16
Forfeited	(1,346,040)	1.28	(829,700)	1.35	(449,400)	1.25
Outstanding at end of year	11,994,698	$0.96	11,144,998	$0.93	24,505,348	$0.54
Shares exercisable at end of year	10,588,058	$0.91	10,856,838	$0.92	10,500,548	$0.93

The following table summarizes information with respect to stock options outstanding at December 31, 2013:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2013	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2013

$0.16	2,620,488				2,620,488
$1.04	200,000				200,000
$1.31	1,177,700				1,177,700
$1.32	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,386,000				2,386,000
$1.32	73,600				73,600
$1.26	493,560				493,560
$1.65	10,000				10,000
$1.426	2,137,000				2,137,000
$1.43	50,000				50,000
$0.87	30,000				25,200
$0.25	14,000,000				-
	24,505,348	6.59	$0.54	$17,961,444	10,500,548	$0.93	$3,847,601

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2011, 2012 and 2013 was $0.70, nil and $0.17, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $5,740, $1,360, and $208,895, respectively. The total fair value of shares vested during the year ended December 31, 2011, 2012 and 2013 were $1,705,153, $663,519 and $141,549, respectively.

As of December 31, 2013, 1,100,240 ordinary shares were available for future grant of awards. The Company recognized share-based compensation expenses of $945,868, $207,678 and $2,539,274 for stock option in the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, there were $4,839,329 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of three year.

2007 Equity incentive plan

In July 2007, the Company adopted the 2007 Equity incentive plan (the "2007 Plan") and granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who were eligible for the 2007 Plan. The vesting of the nonvested shares are subject to achieving certain operating performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan. Based on the Company’s operating performance, 8,658,048 shares were vested as of December 31, 2010.

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

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $592,934, $595,049 and $495,848 share based compensation cost in 2011, 2012 and 2013, respectively.

As of December 31, 2013, all compensation cost relating to nonvested shares was recognized.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

19.	INCOME TAXES

Hong Kong

China Finance Online, iSTAR Securities, iSTAR Futures, iSTAR Wealth Management, iSTAR Investment Services, iSTAR Credit and other seven subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong.

British Virgin Islands

Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include iSTAR Financial Holdings and other eleven subsidiaries.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

19.	INCOME TAXES - continued

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2013 is as follows:

PRC entities	Chinese enterprise income tax rate	Qualification for preferential tax rate
CFO Success	Preferential tax rate of 12.5% from 2011 to 2012.	Software Enterprises
CFO Qicheng	Full tax exemption for the year 2011 and preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Shenzhen Shangtong	Full tax exemption for the year 2011 and preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Zhengning	Preferential tax rate of 12% for the year 2011.	Software Enterprises
CFO Stockstar	Transition tax rate 24% for the year 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Jujin	Transition tax rate 24% for the year 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Newrand	Transition tax rate 24% for the year 2011 and 25% from 2012 and thereafter.	Transition rules of the EIT Law
CFO Software	Preferential tax rate of 15% from 2011 to 2013.	HNTE
CFO Meining	Preferential tax rate of 15% from 2011 to 2013.	HNTE
CFO Genius	Transition tax rate 24% for 2011; And preferential tax rate of 15% from 2012 to 2014.	HNTE; Transition rules of EIT Law

The HNTE status obtained by CFO Software, CFO Meining and CFO Genius in 2008 under the EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. In 2011, CFO Software and CFO Meining obtained the renewal of HNTE status. In 2012, CFO Genius obtained the HNTE status.

In 2011, CFO Chongzhi, CFO Zhongcheng, CFO Securities Consulting and Shanghai Shangtong Co., Ltd. ("CFO-Shangtong") filed their income tax by adopting the "deemed-profit method". In 2012 and 2013, CFO Chongzhi and CFO Shangtong continued to adopt this method. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

19.	INCOME TAXES - continued

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

Aggregate deficits of the Company's subsidiaries located in the PRC were approximately $5,372,126 at December 31, 2013. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $7,748,482 at December 31, 2013. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2011	2012	2013

Current	$(662,114)	$(315,197)	$(478,966)
Deferred	(3,276,319)	(568,521)	378,908

Total	$(3,938,433)	$(883,718)	$(100,058)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

19.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2012	2013
Current deferred tax assets:
Deferred revenue - current	$689,596	$618,648
Accrued expenses and other liabilities	313,572	583,849
Net operating loss carrying forwards	949,476	4,442,678
	1,952,644	5,645,175

Less: valuation allowance	(1,561,019)	(4,530,737)

Total current deferred tax assets	391,625	1,114,438

Non-current deferred tax assets:
Deferred revenue - non-current	$200,774	$381,522
Net operating loss carrying forwards	8,101,455	8,370,153
	8,302,229	8,751,705

Less: valuation allowance	(8,101,455)	(8,657,442)

Total non-current deferred tax assets	$200,774	$94,263

Current deferred tax liabilities:
Account receivable and other assets	(140,074)	(325,340)

Total current deferred tax liabilities	$(140,074)	$(325,340)

Non-current deferred tax liabilities:
Intangible assets	(1,168,809)	(1,886,190)

Total non-current deferred tax liabilities	$(1,168,809)	$(1,886,190)

A valuation allowance of $9,662,474 and $13,188,179 was established as of December 31, 2012 and 2013, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2013, operating loss carry forwards includes approximately $42.5 million which will expire by 2018, and $16.4 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

19.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense (benefit) and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2011	2012	2013

Loss before tax	$(15,525,522)	$(11,076,429)	$(8,073,832)
Income tax expense calculated at 25%	(3,881,381)	(2,769,107)	(2,018,458)
Effect of tax holiday	(2,155,424)	2,206,739	(266,396)

Effect of income tax rate difference in other jurisdictions	(203,633)	250,412	305,505
Non-deductible expenses	4,950,474	851,680	267,748
Non-taxable income	(40,165)	(2,122)	(439,861)
Change in valuation allowance	5,268,562	346,116	2,251,520

Income tax expense (benefit	$3,938,433	$883,718	$100,058

During the years ended December 31, 2011, 2012 and 2013, if the China Finance Online's subsidiaries and VIEs in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $2,155,424, $39,026 and $31,910, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.02, $0.00 and $0.00, for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2013.

In accordance with relevant PRC tax administration laws, tax years from 2008 to 2013 of the Group's PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2013, at the tax authority's discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

20.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years ended December 31,
	2011	2012	2013

Net loss attributable to China Finance Online Co. Limited	$(19,326,909)	$(11,855,207)	$(8,573,128)

Weighted average ordinary shares outstanding used in computing basic net income per share	108,961,642	108,983,249	109,019,513

Weighted average ordinary shares outstanding used in computing diluted net income per share	108,961,642	108,983,249	109,019,513

Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.18)	$(0.11)	$(0.08)
- diluted	$(0.18)	$(0.11)	$(0.08)

For the years ended December 31, 2011, 2012 and 2013, 11,994,698 options and 1,900,445 nonvested shares, 11,144,998 options and 1,900,445 nonvested shares, and 24,505,348 options and 1,900,445 nonvested shares were anti-dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $4,788,471, $3,340,484 and $2,710,481 for the years ended December 31, 2011, 2012 and 2013, respectively.

22.	NONCONTROLLING INTERESTS

	Precious metal trading services	Investment advisory services	Institutional Subscription Services	iSTAR Financial holdings brokerage services	Total
Balance as of January 1, 2011	$-	$-	$-	$(56,802)	$(56,802)
Share-based compensation (Note 17)	-	-	-	88,940	88,940
Net loss	-	-	-	(137,046)	(137,046)

Balance as of December 31, 2011	-	-	-	(104,908)	(104,908)
Acquisition of CFO East Win (Note3)	-	871,960	-	-	871,960
Share-based compensation (Note 15)	-	-	-	89,256	89,256
Net loss	-	(183,898)	-	78,958	(104,940)

Balance as of December 31, 2012	-	688,062	-	63,306	751,368

Acquisition of CFO Tahoe (Note3)	9,508,295			-	9,508,295
Acquisition of Champion Connection (Note3)		1,760,861	938,112	-	2,698,973
Acquisition of Nontrolling interests of CFO East Win	-	586,954	-	-	586,954
Changes in ownership of subsidiaries		289,656	(1,068,471)	-	(778,815)
Capital injection from noncontrolling interests	1,405,963	-	-	-	1,405,963
Share-based compensation (Note 15)	-	-	-	74,376	74,376
Net income (loss)	1,056,322	(419,202)	(64,585)	(173,297)	399,238

Balance as of December 31, 2013	$11,970,580	$2,906,331	$(194,944)	$(35,615)	$14,646,352

23.	COMMITMENTS AND CONTINGENCIES

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2011, 2012 and 2013 were $3,286,547, $3,941,137 and $4,808,894, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2014	$8,194,130
2015	4,814,136
2016	1,753,364

Total	$14,761,630

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has three operating segments (1) precious metals trading services, (2) online financial information and advisory service, and other related services in PRC, (3) Hong Kong brokerage services. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group's chief executive officer has been identified as the chief operating decision makers. The Group's chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group's operating segments:

For the year ended December 31, 2013

	Precious metal trading services	Subscription services and other related services	Brokerage services in Hong Kong	Consolidated

Net revenues	$30,124,245	$21,656,482	$3,404,767	$55,185,494
Less: intersegment sales	-	(2,447,417)	-	(2,447,417)
Net revenues from external customer	30,124,245	19,209,065	3,404,767	52,738,077
Cost of revenues	2,613,287	7,018,379	938,404	10,570,070
Operating expenses:
General and administrative	1,087,048	10,831,336	3,291,718	15,210,102
Product development	784,083	8,248,244	-	9,032,327
Sales and marketing	22,015,190	10,429,389	591,074	33,035,653

Total segments operating expenses	23,886,321	29,508,969	3,882,792	57,278,082
Less: intersegment operating expenses	(2,447,417)	-	-	(2,447,417)
Total operating expenses	21,438,904	29,508,969	3,882,792	54,830,665
Government subsidies	-	11,187	-	11,187
Income (loss) from operations	$6,072,054	$(17,307,096)	$(1,416,429)	$(12,651,471)

Total segments assets	27,791,654	80,844,211	31,893,233	140,529,098
Less: intersegment balances	-	(7,036,363)	-	(7,036,363)
Total assets	$27,791,654	$73,807,848	$31,893,233	$133,492,735

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2012

	Subscription services and other related services	Brokerage services in Hong Kong	Consolidated

Net revenues	$25,781,724	$3,817,762	$29,599,486
Cost of revenues	7,297,061	792,333	8,089,394
Operating expenses:
General and administrative	8,515,833	2,871,548	11,387,381
Product development	10,735,570	-	10,735,570
Sales and marketing	12,500,788	571,229	13,072,017

Total operating expenses	31,752,191	3,442,777	35,194,968

Government subsidies	75,883	-	75,883
Loss from operations	$(13,191,645)	$(417,348)	$(13,608,993)

Total assets	$72,474,437	$48,896,558	$121,370,995

For the year ended December 31, 2011

	Subscription services and other related services	Brokerage services in Hong Kong	Consolidated

Net revenues	$49,468,401	$3,539,664	$53,008,065
Cost of revenues	8,462,096	308,521	8,770,617
Operating expenses:
General and administrative	8,319,593	2,908,039	11,227,632
Product development	13,313,635	-	13,313,635
Sales and marketing	20,714,263	623,536	21,337,799
Loss from impairment of intangible assets	3,949,420	128,664	4,078,084
Loss from impairment of goodwill	12,195,398	1,267,826	13,463,224

Total operating expenses	58,492,309	4,928,065	63,420,374

Government subsidies	265,016	-	265,016
Loss from operations	$(17,220,988)	$(1,696,922)	$(18,917,910)

Total assets	$106,811,438	$53,165,245	$159,976,683

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2011	2012	2013

Precious metals trading services revenues	$-	$-	$30,124,245
Financial information and advisory services revenues	43,100,486	20,826,995	11,122,400
Advertising revenue	6,243,748	4,848,622	6,799,109
Hong Kong brokerage services revenues	3,539,664	3,817,762	3,404,767
Others	124,167	106,107	1,287,556

Total revenue from external customers	$53,008,065	$29,599,486	$52,738,077

Substantially all of the Company's revenues for the years ended December 31, 2011, 2012 and 2013 were generated from the PRC and Hong Kong.

As of December 31, 2011, 2012 and 2013, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

25.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The appropriation to these reserves by the Group's PRC subsidiaries was $118,265, $30,658 and $284,114 in 2011, 2012 and 2013.

The balance of the statutory reserves was $5,856,400 and $6,140,514 as of December 31 2012 and 2013. Such reserves have been included in the retained earnings of the Company's consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2013, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $90,417,250. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

26.	SUBSEQUENT EVENT

i)	On January 2, 2014, the Company granted restricted shares of an aggregate 1,100,240 ordinary shares to selected employees and executives.

ii)
On March 25, 2014, the Company extended the payment date of the consideration receivable and the maturity date of the loan made to the Langfang Developer to September 20, 2014. On April 14, 2014, the Langfang Developer’s 100% shares equity were pledged to the Company.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2012	2013
Assets

Current assets:
Cash and cash equivalents	$2,941,180	$721,271
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	3,309,214	6,807,051
Prepaid expenses and other current assets	104,116	167,562
Dividends receivable	19,463,347	18,917,296

Total current assets	25,817,857	26,613,180
Investments in subsidiaries, VIEs and VIE’s subsidiaries	63,446,732	60,283,341
Rental deposits	66,622	66,893

Total assets	$89,331,211	$86,963,414

Liabilities and shareholders' equity

Current liabilities:
Accrued expenses and other current liabilities	251,649	286,041
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	9,114,380	10,906,476

Total current liabilities	$9,366,029	$11,192,517

Shareholders' equity
Ordinary shares ($0.00013 par value; 500,000,000 shares authorized; 110,955,383 and 111,145,633 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	14,328	14,353
Additional paid-in capital	81,163,243	84,346,266
Accumulated other comprehensive income	11,089,820	12,285,615
Retained deficits	(12,302,209)	(20,875,337)

Total shareholders' equity	79,965,182	75,770,897

Total liabilities and shareholders' equity	$89,331,211	$86,963,414

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company
Statements of Comprehensive Income
(In U.S. dollars)

	December 31,
	2011	2012	2013

Cost of revenues	$43,976	$4,245	$2,584

Gross loss	(43,976)	(4,245)	(2,584)

Operating expenses:
General and administrative	1,428,893	1,445,591	1,417,843
Product development	75,482	68,961	62,914
Sales and marketing	-	43,018	160,112
Stock-based compensation	945,868	207,677	2,539,274
Loss from impairment of goodwill	50,534	-	-

Total operating expenses	2,500,777	1,765,247	4,180,143

Interest income	1,402	2,180	605
Equity in deficits of subsidiaries, VIEs and VIE’s subsidiaries	(16,643,739)	(9,674,955)	(4,985,519)
Exchange gain, net	1,339,752	(413,004)	594,513
Other income	-	64	-
Loss from impairment of cost method investment	(1,479,571)	-	-

Net loss	$(19,326,909)	$(11,855,207)	$(8,573,128)

Other comprehensive income, net of tax:
Changes in foreign currency translation adjustment	2,928,723	130,115	1,195,795
Net unrealized loss on available-for-sale securities, net of tax effects of ($5,728), $5,728 and nil for 2011, 2012 and 2013, respectively	(32,457)	(13,110)	-
Reclassification adjustment of available-for-sale securities, net of tax effects of nil, nil and nil for 2011, 2012 and 2013, respectively	-	45,567	-

Other comprehensive income, net of tax	2,896,266	162,572	1,195,795

Comprehensive loss	$(16,430,643)	$(11,692,635)	$(7,377,333)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company
Parent Company Statement of Shareholders' Equity
(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained earnings	Total shareholders'
	Shares	Amount	capital	income (loss)	(deficits)	equity

Balance as of January 1, 2011	110,887,883	$14,319	$78,974,697	$8,030,982	$18,879,907	$105,899,905

Exercise of share options by employees	47,500	6	22,019	-	-	22,025
Share-based compensation	-	-	945,868	-	-	945,868
Equity pick up from compensation of a subsidiary	-	-	503,994	-	-	503,994
Net unrealized losses on available-for-sale securities, net of tax effects of $(5,728)	-	-	-	(32,457)	-	(32,457)
Foreign currency translation adjustment	-	-	-	2,928,723	-	2,928,723
Net loss	-	-	-	-	(19,326,909)	(19,326,909)

Balance as of December 31, 2011	110,935,383	14,325	80,446,578	10,927,248	(447,002)	90,941,149

Exercise of share options by employees	20,000	3	3,197	-	-	3,200
Share-based compensation	-	-	207,677	-	-	207,677
Equity pick up from compensation of a subsidiary	-	-	505,791	-	-	505,792
Net unrealized loss on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115
Net loss	-	-	-	-	(11,855,207)	(11,855,207)

Balance as of December 31, 2012	110,955,383	14,328	81,163,243	11,089,820	(12,302,209)	79,965,182

Exercise of share options by employees	190,250	25	30,415	-	-	30,440
Share-based compensation	-	-	2,539,274	-	-	2,539,274
Equity pick up from compensation of a subsidiary	-	-	421,473	-	-	421,473
Acquisition of business combination	-	-	191,861	-	-	191,861
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795
Net loss	-	-	-	-	(8,573,128)	(8,573,128)

Balance as of December 31, 2013	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2011	2012	2013
Operating activities:
Net loss	$(19,326,909)	$(11,855,207)	$(8,573,128)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation	945,868	207,677	2,539,274
Loss from impairment of cost method investment	1,479,571	-	-
Loss from impairment of goodwill	50,534	-	-
Equity in earnings of subsidiaries, VIEs and VIE’s subsidiaries	16,643,739	9,674,955	4,985,519
Changes in assets and liabilities:
Prepaid expenses and other current assets	(31,865)	26,907	(63,446)
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	(902,476)	317,359	(4,092,500)
Rental deposits	-	(66,622)	(271)
Accrued expenses and other current liabilities	(52,029)	(10,225)	34,392
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	307,870	8,095,649	1,779,098

Net cash (used in) provided by operating activities	(885,697)	6,390,493	(3,391,062)

Investing activities:
Dividend receivable	759,301	4,171,269	1,140,713
Capital injection to subsidiaries	-	(10,327,422)

Net cash provided by (used in) investing activities	759,301	(6,156,153)	1,140,713

Financing activities:
Proceeds from stock options exercised by employees	22,025	3,200	30,440

Net cash provided by financing activities	22,025	3,200	30,440

Effect of exchange rate changes	-	1	-

Net increase (decrease) in cash and cash equivalents	(104,371)	237,541	(2,219,909)
Cash and cash equivalents, beginning of the year	2,808,010	2,703,639	2,941,180

Cash and cash equivalents, end of the year	$2,703,639	$2,941,180	$721,271

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.