Form 20-F/A
period 2013-12-31
China Finance Online Co. LTD
filed 2015-04-21
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

American Depositary Shares, each representing 5 ordinary shares,

par value HK$0.001 per share*
_________________________________________
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

U.S. GAAP ☑International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 ☐               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes                                                                                     ☑ No

CHINA FINANCE ONLINE CO. LIMITED

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on May 6, 2014 (the “2013 Form 20-F”), is filed solely for the purposes of supplementing and revising ITEM 4, 5, 6 and 7 and correcting a clerical error in ITEM 15 in the 2013 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2013 Form 20-F on May 6, 2014. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2013 Form 20-F or reflect any events that have occurred since May 6, 2014.

PART I

ITEM 4. INFORMATION ON THE COMPANY

Item 4 of the 2013 Form 20-F, “B. Business Overview – Regulation – Foreign ownership restriction on Internet content provision businesses” is hereby amended and restated in its entirety as follows:

B. Business overview.

Regulation

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

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Item 4 of the 2013 Form 20-F, “C. Organizational structure” is hereby amended and restated in its entirety as follows:

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2013:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Jujin Software (Shenzhen) Co., Ltd.	PRC	100%
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.*	PRC	Nil
Henghui (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Shanghai) Precious Metals Management Co., Ltd. *	PRC	Nil
East Win Investment Consulting Co., Ltd.*	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Netinfo (Beijing) Technology Co., Ltd.*	PRC	Nil
Sinoinfo (Dalian) Investment Consulting Co., Ltd.*	PRC	Nil
iSTAR Financial Holdings Limited	BVI	85%
iSTAR International Securities Co. Limited	Hong Kong	85%
iSTAR International Futures Co. Limited	Hong Kong	85%
iSTAR International Wealth Management Co. Limited	Hong Kong	85%
iSTAR International Investment Services Co. Limited	Hong Kong	85%
iSTAR International Credit Co. Limited	Hong Kong	85%
________________
*Denotes variable interest entities or subsidiaries of variable interest entities

PRC regulations currently limit foreign ownership of companies that provide ICP services, which include our business of providing financial information and data to Internet users, not to exceed 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services in China. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. CFO Fuhua is a PRC domestic company controlled by Zhiwei Zhao, our chairman and chief executive officer and Jun Wang, our chief financial officer.

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng and CFO Newrand. Specifically, these contractual arrangements enable us to:

•	have the power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries;

•	receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the services provided by our WFOEs; and

•
have an exclusive option to purchase from each of the shareholders of the VIEs all or part of the VIEs’ equity interest, when and to the extent permitted by PRC law, or request any existing shareholder of VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by us at any time in our discretion.

These contractual arrangements are summarized in the following paragraphs.

Exclusive technology consulting and management service agreement. Pursuant to a series of technology support and service agreements, the WFOEs retain the exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WFOEs are entitled to charge the VIEs and their subsidiaries annual service fees. The principal services agreements that the WFOEs have entered into with the VIEs include:

•	strategic consulting services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax;

•	technical support services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax; and

•	operating support services agreement, pursuant to which the amount of fees to be charged is 40% of each VIE’s income before tax.

Power of Attorney. Pursuant to the power of attorney, each of the shareholders of the VIEs has executed an irrevocable power of attorney assigning the WFOEs or individuals designated by the WFOEs as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs. The articles of incorporation of the VIEs state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management members.

Loan Agreement. We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000, for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from one of its two former shareholders (the “Zhao Loan”). The initial term of the foregoing loan is 10 years which may be extended upon the parties' agreement. Zhiwei Zhao can only repay the loan by transferring all of his interest in CFO Fuhua to us or a third party designated by us. If and when Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loan, the amount exceeding the principal amount of the loan will be deemed as interest accrued on such loan and repaid by Zhiwei Zhao to us. While Hong Kong law limits maximum interest payment payable to 60% of the outstanding principal amount per annum, this limitation would be relevant only if, the actual value of CFO Fuhua were to have increased at an average annual rate greater than 60% at the time Zhiwei Zhao transfers to us his interest in CFO Fuhua.

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

We entered into a loan agreement with Jun Wang in October 2007 to extend to Mr. Wang a loan in the amount of $199,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from its other former shareholder (together with the Zhao Loan, the “VIE Loans”). Such loan is subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.

Purchase Option Agreement.  A purchase option agreement was entered into by us, CFO Beijing, CFO Fuhua and the two former shareholders of CFO Fuhua on May 27, 2004. After the two former shareholders of CFO Fuhua completed the transfer of all of their equity interests in CFO Fuhua to Zhiwei Zhao and Jun Wang in 2006 and 2007, respectively, each of Zhiwei Zhao and Jun Wang executed a new purchase option agreement with us, CFO Beijing and CFO Fuhua, replacing the previous purchase option agreement. Pursuant to the current purchase option agreement, each of Zhiwei Zhao and Jun Wang is obligated to sell to us, and we have an exclusive option to or designate another party to purchase from each of them, all or any portion of their equity interest in CFO Fuhua when and to the extent that applicable PRC law permits us to own part or all of the equity interest in CFO Fuhua. In addition, we have an exclusive option to require CFO Fuhua to transfer all of its assets to us or our designee if and when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua, to the extent permitted by PRC law.

The exercise price of the option will equal (i) the total principal amount under the VIE Loans, or (ii) the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount under the VIE Loans. We may choose to pay the purchase price by canceling our loans to Zhiwei Zhao and Jun Wang.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua’s equity interest or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner~~,~~. In addition, Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.

Voting arrangement. Upon Zhiwei Zhao's receipt of Jun Ning's holdings in CFO Fuhua on November 20, 2006, and Jun Wang's receipt of Wu Chen's holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang delivered to us an executed proxy substantially identical to the proxy executed by Jun Ning and Wu Chen, respectively, with respect to their voting rights as shareholders of CFO Fuhua. The foregoing proxy grants us the power to exercise the rights of the shareholders as shareholders of CFO Fuhua, including the right to appoint all of the directors and senior management of CFO Fuhua. In addition, we are entitled to all other voting rights provided to the shareholders of CFO Fuhua, as set forth in its articles of association, to vote on their behalf on all matters, such as matters related to the transfer of their respective equity interests in CFO Fuhua and the distribution of dividends or other proceeds from CFO Fuhua.

Share Pledge Agreement.  The share pledge agreement is an agreement which collateralizes equity interests in our VIEs as security interest. Pursuant to a share pledge agreement, dated May 27, 2004, the two former shareholders of CFO Fuhua pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment and the performance of all other obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua.

In November 2006 and October 2007, the two former shareholders of CFO Fuhua completed the transfer of all of their equity interests in CFO Fuhua to Zhiwei Zhao and Jun Wang, respectively. Under the new share pledge agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang has agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except for the transfer of their interest in CFO Fuhua to us or a third-party assignee designated by us according to the purchase option agreement.

We entered into contractual arrangements with our affiliates including significant affiliates such as Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”), Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”), Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) and Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”) and their shareholders similar agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. Samples of the complete set of form VIE agreement are listed as exhibits.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•	the corporate structure of the Company and its subsidiaries and our PRC-incorporated affiliates are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements governing each of our VIE relationships are valid, binding and enforceable under, and do not violate PRC laws or regulations currently in effect.

There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulatory restrictions on foreign investment in our industry, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business.

Business sector operated through each VIE

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web portal and advertising services
Shanghai Chongzhi Co., Ltd.	Subscription services and other related services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd	Precious metals trading services

Item 5 of the 2013 Form 20-F, “A. Operating Results- Net Revenues” is hereby amended and restated in its entirety as follows:

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31, 2013
	PRC	Hong Kong	Total
Precious metals trading services revenues	30,124,245	-	30,124,245
Hong Kong brokerage services revenues	-	3,404,767	3,404,767
Subscription services and other related services revenues	19,209,065	-	19,209,065
Total revenues from external customers	49,333,310	3,404,767	52,738,077

	Years ended December 31, 2012
	PRC	Hong Kong	Total
Hong Kong brokerage services revenues	-	3,817,762	3,817,762
Subscription services and other related services revenues	25,781,724	-	25,781,724
Total revenues from external customers	25,781,724	3,817,762	29,599,486

	Years ended December 31, 2011
	PRC	Hong Kong	Total
Hong Kong brokerage services revenues	-	3,539,664	3,539,664
Subscription services and other related services revenues	49,468,401	-	49,468,401
Total revenues from external customers	49,468,401	3,539,664	53,008,065

Item 5 of the 2013 Form 20-F, “B. Liquidity and capital resources – Restrictions on Renminbi conversion” is hereby amended and restated in its entirety as follows:

B. Liquidity and capital resources.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2012 and 2013, respectively:

	For the year ended December 31,
	2012	2013
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions
Denomination in RMB	$55,629,246	$26,912,31
Denomination in foreign currencies	$424	$480

Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$6,815,785	$19,412,207
Denomination in foreign currencies	-	-

Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$67,570	$66,294
Denomination in foreign currencies	$14,083,040	$9,395,807

Item 6 of the 2013 Form 20-F, “C. Term of directors and executive officers” is hereby amended and restated in its entirety as follows:

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Terms of directors and executive officers

We have a staggered board, which means a subset of our directors (excluding our chief executive officer), retire at every annual general meeting and the vacancies created by such retirement stand for election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains our chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors. As of the date on which the statements are made in this annual report, the date of expiration for each director’s current term of office is set forth below:

Name	Age	Position	Expiration of Term
Zhiwei Zhao	50	Chairman of the Board of Directors and Chief Executive Officer	-
Kheng Nam Lee	66	Director	Date of 2015 annual general meeting
Rongquan Leng	65	Director	Date of 2014 annual general meeting
Neo Chee Beng	53	Director	Date of 2015 annual general meeting
Jun (Jeff) Wang	43	Director and Chief Financial Officer	Date of 2014 annual general meeting

Item 7 of the 2013 Form 20-F, “A. Major shareholders” is hereby amended and restated in its entirety as follows:

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders.

As of December 31, 2013, we had 111,145,633 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 92.48% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

Please refer to Item 6. "Directors, Senior Management and Employees — Share Ownership".

Item 15 of the 2013 Form 20-F, is hereby amended and restated in its entirety as follows:

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Item 19 of the 2013 Form 20-F, is hereby amended and restated in its entirety as follows:

ITEM 19. EXHIBITS
Index to exhibits

Exhibit Number	Description
1.1
Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1
Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2
Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

4.1
2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2
Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.3
Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009(incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.4
Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5
Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6
Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.7
Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.8
Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.9
Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10
Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11
Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.12
Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.13
Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.14
Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15
Translation of Purchase Option and Cooperation Agreement dated October 18, 2007 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16
Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.17
Translation of Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18
Translation of Loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.19
Translation of Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.20
Translation of Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.21
Translation of Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.22
Translation of Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.23
Translation of Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.24
Translation of Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.25
Translation of Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.26
Translation of Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.27
Translation of Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28
Translation of Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.29
Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.30
Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.31
Translation of Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and CFO Premium (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.32
Translation of Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.33
Translation of Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.34
Translation of Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.35
Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.36
Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37
Translation of Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.38***	Translation of Framework Agreement of Exercising Purchase Option dated November 1, 2012 among Yang Yang, Ying Zhu, CFO Chuangying and CFO Yingchuang

4.39***	Translation of Share Pledge Agreement dated November 1, 2012 among CFO Chuangying, Ying Zhu and Lin Yang

4.40
Translation of Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.41
Translation of Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.42
Translation of Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.43***	Translation of Loan Agreement dated May 8,2008 among CFO Software, Zhenfei Fan and Xun Zhao

4.44***	Translation of Framework Agreement of Exercising Purchase Option dated January 8, 2010 among Zhenfei Fan, Xun Zhao, Zhengyan Wu, CFO Chongzhi and CFO Software

4.45***	Translation of Purchase Option and Cooperation Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software

4.46***	Translation of Share Pledge Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software

4.47***	Translation of Operation Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software

4.48***	Translation of Technical Support Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software

4.49***	Translation of Strategic Consulting and Service Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software

4.50
Translation of Loan Agreement dated November 25,2009 among CFO Chongzhi, Zhihong Wang and Ran Yuan (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.51
Purchase Option Agreement dated November 30, 2009 among CFO Chongzhi, Shanghai Stockstar Information & Technology Co., Ltd., Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.52***	Translation of Framework Agreement of Exercising Purchase Option dated April 6, 2010 among Zhihong Wang, Na Zhang, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd.

4.53***	Translation of Framework Agreement of Exercising Purchase Option dated November 8, 2010 among Ran Yuan, Xun Zhao, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd.

4.54***	Translation of Share Pledge Agreement dated January 15, 2012 among Na Zhang, Xun Zhao and CFO Chongzhi

4.55
Translation of Operation Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.56
Translation of Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.57
Translation of Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.58***	Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang

4.59***	Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong

4.60***	Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong

4.61***	Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong

4.62***	Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong

4.63***	Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong

4.64***	Translation of Framework Agreement of Exercising Purchase Option dated November 15, 2012 among Zhiwei Zhao, Jun Wang, Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software

4.65***	Translation of Purchase Option and Cooperation Agreement dated December 11, 2012 among Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software

4.66***	Translation of Share Pledge Agreement dated November 15, 2012 among Xiaowei Wang, Na Zhang and CFO Software

4.67
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

4.70***	Translation of Loan Agreement dated April 30, 2013 among Lin Yang, Ying Zhu and CFO Software

4.71***	Translation of Purchase Option and Cooperation Agreement dated April 30, 2013 among Lin Yang, Ying Zhu, Aishang (Beijing) Fortune Technology Co., Ltd. and CFO Software

4.72***	Translation of Share Pledge Agreement dated April 30, 2013 among Lin Yang, Ying Zhu and CFO Software

4.73***	Translation of Operation Agreement dated April 30, 2013 between CFO Software and Aishang (Beijing) Fortune Technology Co., Ltd.

4.74***	Translation of Technical Support Agreement dated April 30, 2013 between CFO Software and Aishang (Beijing) Fortune Technology Co., Ltd.

4.75***	Translation of Strategic Consulting and Service Agreement dated April 30, 2013 between CFO Software and Aishang (Beijing) Fortune Technology Co., Ltd.

4.76***	Translation of Loan Agreement dated January 2, 2012 among Shiyuan Lu, Ming Li and CFO Software

4.77***	Translation of Purchase Option and Cooperation Agreement dated January 2, 2012 among Shiyuan Li, Ming Li, Shanghai Maibu Investment Management Co., Ltd. and CFO Software

4.78***	Translation of Operation Agreement dated January 2, 2012 between CFO Software and Shanghai Maibu Investment Management Co., Ltd.

4.79***	Translation of Technical Support Agreement dated January 2, 2012 between CFO Software and Shanghai Maibu Investment Management Co., Ltd.

4.80***	Translation of Strategic Consulting and Service Agreement dated January 2, 2012 between CFO Software and Shanghai Maibu Investment Management Co., Ltd.

4.81***	Translation of Loan Agreement dated July 1, 2013 among Na Zhang, Ran Tao and CFO Zhengyong

4.82***	Translation of Purchase Option and Cooperation Agreement dated July 1, 2013 among Na Zhang, Ran Tao, CFO East Win and CFO Zhengyong

4.83***	Translation of Operation Agreement dated July 1, 2013 between CFO Zhengyong and CFO East Win

4.84***	Translation of Technical Support Agreement dated January 2, 2012 between CFO Zhengyong and CFO East Win

4.85***	Translation of Strategic Consulting and Service Agreement dated January 2, 2012 between CFO Zhengyong and CFO East Win

4.86***	Translation of Loan Agreement dated July 26, 2013 among Lin Yang, Cao Chen and CFO Zhengyong

4.87***	Translation of Purchase Option and Cooperation Agreement dated July 26, 2013 among Lin Yang, Cao Chen CFO Newrand and CFO Zhengyong

4.88***	Translation of Operation Agreement dated July 26, 2013 between CFO Zhengyong and CFO Newrand

4.89***	Translation of Technical Support Agreement dated January 2, 2012 between CFO Zhengyong and CFO Newrand

4.90***	Translation of Strategic Consulting and Service Agreement dated January 2, 2012 between CFO Zhengyong and CFO Newrand

4.91***	Translation of Loan Agreement dated July 1, 2013 among Wei Cui, Haibin Wang and CFO Zhengyong

4.92***	Translation of Purchase Option and Cooperation Agreement dated July 1, 2013 among Wei Cui, Haibin Wang, CFO Netinfo and CFO Zhengyong

4.93***	Translation of Operation Agreement dated July 1, 2013 between CFO Zhengyong and CFO Netinfo

4.94***	Translation of Technical Support Agreement dated July 1, 2013 between CFO Zhengyong and CFO Netinfo

4.95***	Translation of Strategic Consulting and Service Agreement dated July 1, 2013 between CFO Zhengyong and CFO Netinfo

4.96
Translation of Labor Contract of Zhao Zhiwei dated June 21, 2010 (incorporated by reference to Exhibit 4.103 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.97
Translation of Labor Contract of Jeff Wang dated May 24, 2011(incorporated by reference to Exhibit 4.104 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.98
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

4.99
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

4.100
Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company's Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.101
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

4.102
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

4.103
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

4.104
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

4.105
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

4.106
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

4.107
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

4.108*	Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection

4.109*	Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited

4.110*	Translation of Agreement for Change of Parties to the Contract

4.111*	Translation of Purchase Agreement between Giant Bright and Hadevan

4.112*	Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection

4.113*	Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited

4.114*	Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising

4.115*	Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd.

4.116***	Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd.

8.1*	List of principal subsidiaries and significant PRC-incorporated affiliates

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Grant Thornton China

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with 2013 annual report on Form 20-F which was filed with Securities Exchange Commission on May 6, 2014.

**
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

***	Filed with this Amendment 1 to 2013 annual report on Form 20-F/A

Note 1 of “Notes to consolidated financial statements for the years ended December 31, 2011, 2012 and 2013” in the 2013 Form 20-F, is hereby amended and restated in its entirety as follows:

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

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2013 were as follows:

	Place of	Date of	legal
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	acquisition	interest	activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	N/A
JujinSoftware (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	N/A
Zhengning Information & Technology (Shanghai) Co., Ltd.	Shanghai, PRC	Jan. 31, 2007	100%	N/A
(“CFO Zhengning”)
Zhengyong Information & Technology (Shanghai) Co., Ltd.
(“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information & Technology (Shanghai) Co., Ltd.
(“CFO Zhentong”)	Shanghai, PRC	Jun. 26, 2008	100%	N/A
iSTAR Financial Holdings Limited(“iSTAR Financial Holdings”)	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co. Limited(“iSTAR Securities”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co. Limited(“iSTAR Futures”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Co. Limited	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
(“iSTAR Wealth Management”)
iSTAR International Credit Co. Limited (“iSTARCredit”)	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Beijing Chuangying Securities Advisory and Investment Co., Ltd.
(“CFO Chuanying”)	Beijing, PRC	Jan. 9, 2009	Nil	N/A
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
(“CFO Newrand”)
Shanghai Stockstar Wealth Management Co., Ltd.
(“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription,
				and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd.	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
(“CFO Securities Consulting”)
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Sinoinfo (Dalian) Investment Consulting Co., Ltd. (“CFO Sinoinfo”)	Dalian, PRC	Jul. 1, 2013	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.	Fujian, PRC	Jan. 6, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Fujian”)
Zhengjin (Shanghai) Precious Metals Investment Co., Ltd.	Shanghai, PRC	Dec. 12, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Shanghai”)
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Jul. 23, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Tianjin”)
Henghui (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Sep. 30, 2013	Nil	Precious metals brokerage”
(“CFO Henghui”)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities, including the subsidiaries and the VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. A variable interest entity is the entity in which the Company, through contractual arrangements as the primary beneficiary, bears the risks of, and enjoys the rewards normally associated with ownership of the entity.

People’s Republic of China (“PRC”) regulations prohibit or restrict direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company’s VIEs and their equity owners who are PRC citizens.

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs.  Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company’s wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the “WFOEs” and each a “WFOE”). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Group has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, the agreements with the VIEs provide the WFOES with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, resembling a parent-subsidiary relationship between the WFOEs and the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the WFOEs. In addition, through the other exclusive agreements, which consist of strategic consulting services agreement, technical support services agreement and operating support services agreement, the WFOEs demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”) because the Company holds all the variable interests of the VIEs through the WFOEs.

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOEs are further described below.

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

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2014 were as follows:

VIE name	Contractual arrangement	Date counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Zhengyong
CFO Qicheng	November 20, 2009	CFO Chuangying
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The consolidated VIEs operate securities investment advisory business and precious metals trading business, and therefore their most important revenue-producing assets are the securities consulting license of US$5,012,884 to operate securities investment advisory business, the precious metals trading right of US$1,295,740, completed technology of US$47,608 and customer relationship of US$1,188,530 to operate the precious metals business, each of which was recognized in the Company’s consolidated financial statements.

The VIEs also hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to www.jrj.com and www.stockstar.com and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets were recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	Years ended December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	6,885,845	18,760,701
Consideration receivable	-	13,449,458
Account receivable -others, net	1,175,980	19,406,559
Loan receivable	-	10,333,120
Others	5,258,507	4,477,360
	$13,320,332	$66,427,198
Non-current assets
Property and equipment, net	2,076,428	1,843,201
Acquired intangible assets, net	4,675,237	7,544,762
Cost method investment	-	829,201
Rental deposits	297,919	676,280
Guarantee fund deposits	-	6,601,095
Investment in subsidiaries	19,188,802	29,143,486
Deferred tax assets, non-current	33,812	26,171
Total	39,592,530	$113,091,394

Third-party liabilities
Current liabilities
Accounts payable	140,641	16,667,516
Accrued expenses and other current liabilities	6,682,192	12,704,555
	$6,822,833	$29,372,071

Non-current liabilities	$2,231,127	$2,519,019

Total	$9,053,960	$31,891,091
Inter-company liabilities	$8,087,893	$39,822,918

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Year ended December 31,
	2011	2012	2013

Net revenues	$27,837,567	$17,271,563	$58,549,393
Net loss	$(7,573,823)	$(6,948,118)	$(5,469,402)

	Year ended December 31,
	2011	2012	2013

Net cash used in operating activities	$(11,948,507)	$(13,860,354)	$(14,469,067)
Net cash (used in) provided by investing activities	(7,726,567)	3,449,449	(9,440,165)
Net cash (used in) provided by financing activities	(37,146,641)	6,461,007	35,830,988
Effect of exchange rate changes	$895,082	$52,740	$(46,900)

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle VIE’s obligations.

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to Form 20-F on its behalf.

Date: April 21, 2015	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer