Form 20-F
period 2014-12-31
China Finance Online Co. LTD
filed 2015-04-27
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014 OR
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 112,417,933 ordinary shares.

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

☐Yes                                                                                     ☑ No

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•
“we”, “ us”, “our Company”, “the Company”, “our”, refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;

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

•	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“Hong Kong” or “H.K.” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•
all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “believe”, “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report, “Key Information — Risk factors”. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected historical consolidated balance sheet data as of December 31, 2013 and 2014 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2010	2011	2012	2013	2014
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$59,716	$53,008	$29,599	$52,738	$83,696
Cost of revenues	(8,497)	(8,771)	(8,089)	(10,570)	(20,353)
Gross profit	51,219	44,237	21,510	42,168	63,343
Operating expenses:
General and administrative	(13,208)	(11,228)	(11,387)	(15,210)	(17,592)
Product development	(13,028)	(13,314)	(10,736)	(9,033)	(11,148)
Sales and marketing	(26,991)	(21,337)	(13,072)	(30,588)	(43,761)
Loss from impairment of intangible assets	-	(4,078)	-	-	(1,802)
Loss from impairment of goodwill	-	(13,463)	-	-	(8,150)
Total operating expenses	(53,227)	(63,420)	(35,195)	(54,831)	(82,453)
Government subsidies	514	265	76	11	659
Loss from operations	(1,494)	(18,918)	(13,609)	(12,652)	(18,451)
Interest income	1,590	2,745	3,178	1,341	4,044
Interest expense	(142)	(248)	(518)	(197)	(12)
Exchange gain (loss), net	813	1,350	72	557	(112)
Gain from sale of cost method investment	-	-	-	-	4,338
Equity method investment income	-	-	-	2,774	-
Short-term investments income	1,138	1,032	435	132	58
Other income (expense), net	(7)	(7)	(634)	(29)	18
Loss from impairment of cost method investment	-	(1,480)	-	-	-
Income (loss) before income tax expense	1,898	(15,526)	(11,076)	(8,074)	(10,117)
Income tax expense	(264)	(3,938)	(884)	(100)	(514)
Net income (loss)	1,634	(19,464)	(11,960)	(8,174)	(10,631)
Less: net income (loss) attributable to the noncontrolling interests	(326)	(137)	(105)	399	(3,463)
Net income (loss) attributable to China Finance Online Co. Limited	$1,960	$(19,327)	$(11,855)	$(8,573)	$(7,168)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$0.02	$(0.18)	$(0.11)	$(0.08)	$(0.07)
-diluted	$0.02	$(0.18)	$(0.11)	$(0.08)	$(0.07)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$0.09	$(0.89)	$(0.54)	$(0.39)	$(0.33)
-diluted (1)	$0.09	$(0.89)	$(0.54)	$(0.39)	$(0.33)

(in thousands of U.S. dollars)	As of December 31,
	2010	2011	2012	2013	2014
Consolidated balance sheet data:
Cash and cash equivalents	$106,773	$64,641	$40,906	$36,371	$32,539
Current working capital (2)	90,146	90,098	70,360	56,677	55,771
Total assets	180,091	159,977	121,371	133,493	113,903
Short-term loan	6,424	19,171	13,546	-	-
Deferred revenue, current	32,995	17,287	7,551	6, 150	4,936
Total current liabilities	60,259	61,903	36,331	39,203	36,443
Deferred revenue, non-current	13,022	7,237	3,155	1,986	1,373
Total China Finance Online Co. limited shareholders’ equity	105,900	90,941	79,965	75,771	64,615

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.1190, which was the prevailing exchange rate on December 31, 2014. The prevailing exchange rate on April 15, 2015 was $1.00 to RMB 6.1340. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The People’s Bank of China sets and publishes a daily base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2010	6.7668	6.8284	6.6227	6.6227
December 31, 2011	6.4445	6.6349	6.3009	6.3009
December 31, 2012	6.3085	6.3495	6.2670	6.2855
December 31, 2013	6.1896	6.2898	6.0969	6.0969
December 31, 2014	6.1453	6.1710	6.0930	6.1190
Most recent six months:
October 2014	6.1441	6.1493	6.1395	6.1461
November 2014	6.1432	6.1602	6.1320	6.1345
December 2014	6.1241	6.1411	6.1137	6.1190
January 2015	6.1272	6.1384	6.1188	6.1370
February 2015	6.1339	6.1475	6.1261	6.1475
March 2015	6.1507	6.1617	6.1375	6.1422
April 2015 (through 15th)	6.1368	6.1434	6.1305	6.1340

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also been slowed down due to various factors, including concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

Increasing challenges in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates, the availability of hedging instruments and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.

We believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products and services. Such demand could be affected by the level of trading activities in China’s securities markets. The benchmark Shanghai Stock Exchange Composite Index, or the SSE Composite Index, surged 426.18% between the start of 2006 and the market peak in October 2007. On June 25, 2013, the SSE Composite Index plunged to a five-year low of 1,849.65 points. The SSE Composite Index picked up significantly during the past year and reached a five-year high of 3,239.36 points on December 31, 2014. However, irregular activities involving China’s securities markets, including, without limitation, insider trading, large-scale selling shares by executive officers of newly listed companies, over issuance of IPOs and inadequate legal protections of individual investors, have become increasingly intense in recent years and resulted in market weakness and decreased investor confidence in China’s securities markets. Any factors that lead to weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

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

We provide a diversified portfolio of brokerage and information service to our clients in connection with their investment in Hong Kong securities market and global financial markets through our subsidiaries in Hong Kong. Lower trading volumes and price levels of securities transactions in Hong Kong securities market may affect investors’ participation in Hong Kong’s securities markets and have a material and adverse impact on our business in the future. Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2014, the HSI had an increase of 1.3% for the year, rising from 23,306.39 points on December 31, 2013 to 23,605.04 on December 31, 2014. Despite the gradual pick-up of the HSI, investors’ confidence remains weak. As of December 31, 2014, the average daily turnover of the Hong Kong stock market was HK$69.5 billion, representing an increase of 12% as compared with the record for year 2013, but still a decrease of about 20% compared to the record for year 2007. Continued significant fluctuations and weakness of investors’ confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

iSTAR International Securities Co. Limited, or iSTAR Securities, holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. iSTAR International Futures Co. Limited, or iSTAR Futures, holds a Type 2 license and commences futures contract trading business in Hong Kong. iSTAR International Wealth Management Co. Limited, or iSTAR Wealth Management, holds Type 4, Type 5 and Type 9 licenses and engages in securities advising, future contracts advising and asset management activities in Hong Kong. iSTAR International Credit Co. Limited, or iSTAR Credit, holds a Money Lenders License. The securities brokerage, securities advising, futures contracts trading, and money lending business and operations in Hong Kong are subject to extensive regulations by HKEx, Hong Kong Securities and Futures Commission, or SFC, and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules, regulations, codes or guidelines applicable to our businesses in Hong Kong could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

We incurred net losses attributable to the Company of $ 11.9 million, $8.6 million and $7.2 million in 2012, 2013 and 2014, respectively.  Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online investment services industry.  We may continue to incur losses in the near future due to our continued investments in technology, research and development and our sales and marketing initiatives.  Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability.

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

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulated paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for our premium individual subscription services. We implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing internet-based financial services, including securities, commodities, wealth management products and investment advisory services. Beginning in 2013, as part of our transition to a new business model, we also started providing precious metals trading services. In 2014, the Company launched “Securities Master” (“Zhengquantong”), a fully integrated securities-trading platform and “Investment Masters” (“iTougu”), an investment advisory service platform.

While securities investment advisory, wealth management and precious metals trading businesses have attractive market potential in China, such businesses are relatively new and the related business models are unproven. Our limited experience in new business areas that we may venture into also gives rises to higher unpredictability to our success in these new business areas. We face a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected.  In particular, volatility in precious metals trading prices may affect investors’ investment interest and sentiments towards precious metals, which may adversely affect our revenues and our results of operations. In addition, for our precious metals trading services business, we are paid commissions calculated on the basis of our customers’ trading volumes. As a result, if our customers are reluctant to trade, our revenues would be adversely affected. We are also acting as one of the market makers on the precious metals exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As counterparty to our clients, we may earn trading gains or incur trading losses, depending on market conditions. As a result, we may not be able to accurately forecast our revenues from our precious metals trading business and financial performance in general, which in turn may contribute to the volatility of our overall operating results.

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

Our new internet-based financial platforms “Yinglibao”, “Securities Master” and “Investment Masters” may not be successful as they may face intensive competition and future regulatory hurdles.

In August 2013, the Company launched “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution, for trial service.  For users who maintain Yinglibao balances, their balances would be subscribed by the money market fund managed by third-party mutual fund management companies. The return rate on Yinglibao balances is higher than the comparable bank demand deposit rate.  In addition, Yinglibao users have the option of purchasing mutual fund and other wealth management products directly through their accounts. We aim for Yinglibao to become a one-stop shop for investment over time.  However, we are unsure if the trial run will be successful.

In 2014, the Company launched new platforms, namely “Securities Master” and “Investment Masters”. “Securities Master” has been designed as a fully integrated securities-trading platform for retail investors with a highly-intuitive user interface via computers, smartphones, tablets and over time smart TVs. By creating a simple and seamless experience for retail investors to access market information, open accounts and trade in real-time, investors are now able to manage their finances more effectively and efficiently. “Investment Masters”, our web-based mobile investment advisory service platform, facilitates securities investment advisors to communicate with their clients and followers directly in real-time and for 24 hours, allowing a large number of Chinese individual investors to obtain advice from thousands of investment advisors that was inaccessible previously.

Yinglibao, Securities Master and Investment Masters may be subject to future additional Chinese laws and regulations relating to banking, securities and wealth management businesses. In the event that any of those platforms becomes restricted or even prohibited by Chinese laws, our customers’ financial activities may be affected and there may be a material adverse impact on our new business ventures in providing users alternative investment opportunities.

Competitors with larger customer base and greater market visibility, such as Alibaba Group (“Alibaba”), Tencent Holdings Limited (“Tencent”) and Baidu, Inc. (“Baidu”), also launched their respective internet-based financial platform which provides financial services similar to that of Yinglibao. In the future, banks and fund management companies may also enter this market and offer similar services to customers. Because of such expected influx of new market entrants, competition in this industry may become more intense. Many of our new competitors, especially Alibaba, Tencent and Baidu, have greater financial and marketing resources than we do. Securities Master and Investment Masters also face intense competitions. Several financial websites in China have also launched similar services. In addition, securities brokers in China have also begun to develop their own internet-based financial service platforms. Thus, we may not be able to compete effectively or provide compelling service alternatives to potential customers. Our financial results may suffer as a result.

While we continue to innovate and develop Yinglibao, Securities Master and Investment Masters, we expect improvements to their technical and operational stability to gradually take place over time. If program errors, such as “bugs” and other undetected errors become issues of any of these platforms, there may be a negative impact on our reputation and as a result, our customer satisfaction may suffer.

Uncertain legal regulation in our new areas of business may adversely impact our business.

Laws and regulations governing the securities investment advisory and wealth management services industries in China, are developing and are subject to further changes. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to such industries. In recent years, China has tightened regulations on commodities transactions in the spot market. The Ministry of Commerce, the People’s Bank of China and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective from January 1, 2014 (“Circular 3”). New requirements imposed by Circular 3 and the uncertainties in subsequent implementations and administration of such requirements by related agencies may negatively impact our businesses and business performance.

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

For our precious metals trading service business, early market entrants in exchanges, such as Haixi Commodity Exchange (“Haixi”) and Tianjin Precious Metals Exchange (“TJPME”) could own a large number of membership units and have more experience than us in this business. We also faced intense competitions in our Internet-based financial services, including Yinglibao, Securities Master and Investment Master. As a result, we may not be able to compete effectively or provide a compelling service alternative for potential customers.

Cash arrangements with brokers for the procurement of our overseas futures contract trading business expose us to third-party risk, which could in turn have a material adverse effect on our financial condition, reputation, client relationships, operations and prospects.

With respect to iSTAR Futures’ futures contract trading business, as we currently do not hold membership at overseas futures exchanges, such as the London Metal Exchange or the CME Group, we rely on third party brokers who are members of these exchanges to hold our customers’ funds and execute our customers’ trades. This business arrangement with third party brokers involves various risks, primarily, third party credit risks and default risks.  In the event that one or more of these brokers become insolvent or bankrupt, we and our clients may have difficulty recovering money deposited with such broker.  Although we enforce and implement strict risk management policies and procedures, such policies and procedures may not be fully effective in mitigating our clients’ risk exposure to third party insolvency or bankruptcy.  If we fail to identify any material financial weakness of any of those brokers who hold our customers’ funds in a timely manner, and as a result our customers suffer financial loss or other damages resulting from such broker’s insolvency or bankruptcy, then accordingly, our financial conditions, reputation, client relationships, operations and prospects will be adversely affected.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

iSTAR Securities’ margin financing business requires a commitment of capital and involves risks of losses due to the potential failure of our customers to perform their obligations under their transactions with us. Our margin policy allows our margin clients to borrow cash from us to buy stocks listed in HKEx in amounts that may be significantly larger than their cash balances. While we closely monitor each customer’s exposure, it does not guarantee our ability to eliminate negative customer account balances prior to the occurrence of adverse market changes relative to a customer’s position(s). Moreover, we are exposed to debit/deficit risk with our customers. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations since the value of our customers’ positions are subject to fluctuation as market prices change. In addition, if an adverse market move relative to a customer’s position(s) occurs and we are unable to collect a margin call in a timely manner, the customer account may incur a loss resulting in a debit balance. In light of the current turbulence in the global economy, we face increased risk of default by our customers and other counterparties. Any default by our counterparties or partners could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

We may incur higher operating expenses in connection with the ongoing business transition and expansion into other new business areas.

In transitioning into precious metals business and our internet-based financial services, we are required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. In the meantime, we have also ventured into other business areas aside from our principal businesses, which ventures may incur increased administrative costs and other input. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with our new businesses.

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

The CSRC’s Provisional Regulations effective from January 1, 2011 (“Provisional Regulations”) has considerably increased requirements on pre-sale disclosures, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. The Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” promulgated by the CSRC and effective on January 1, 2013 (“Circular 40”) further provide that securities investment advisory companies shall provide contact information of companies and certain reminders to clients when promoting products or providing services via the Internet, telephone or SMS.

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

In order to enhance our return on cash during the strategic transition period, in March 2013, we invested an aggregate $22.1 million in a real estate project in Langfang City, Hebei Province, developed by Langfang Shengshi Real Estate Development Co., Ltd. (the “Langfang Developer”). In November 2013, we transferred our equity stake in the Langfang Developer for a total consideration of $24.9 million, which was being paid to us in several installments. We have collected $11.5 million in cash in 2013 and $13.4 million was still remained receivable as of December 31, 2014. In addition, in connection with the investment in this real estate project, we also extended a loan of $10.3 million to the Langfang Developer at a monthly interest rate of 1.5% from October 9, 2013 to October 20, 2014 and 19-21% per annum from October 21, 2014 to December 31, 2014. As of December 31 2014, the total principal outstanding was $10.3 million. We charged an interest at the rate of 1.5% per month for the outstanding principal and consideration receivable. The interest receivable was $1.3 million as of December 31, 2014. Although the uncollected consideration and loans are secured by one-hundred percent of Langfang Developer’s equity interest, the possibility of the purchaser’s non-payment default remains. If we are unable to collect the total $25.0 million outstanding in a timely manner, it may have a material adverse effect on our financial condition and our financial performance.

We have recorded significant losses from impairment of goodwill and intangible assets in 2014. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

In the second quarter of 2014, due to the new business redirection to develop our online brokerage service “Securities Master”, the Company is expected to suffer reduced cash flow in our investment advisory services in the short term. In light of this new business redirection, with the assistance of a third party appraiser, the Company wrote-off the goodwill of $8.1 million associated with our investment advisory services and recorded an impairment loss of US$1.8 million for our intangible assets.

If we reassess our goodwill and intangible assets in the next years the possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

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

Further, China has tightened regulations on wealth management in recent years. China Banking Regulatory Commission issued a Notice on Regulating Operation of Wealth Management Business in Commercial Banks on March 25, 2013 (“Circular 8”), pursuant to which, banks must clearly link wealth-management products with specific assets. Circular 8 also stipulates that banks must disclose who will ultimately use the funds and for what purposes, and that each product must be audited.

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

The trading software of iSTAR Securities and iSTAR Futures are provided by third parties. In addition, commencing in 2013, we launched our precious metals trading business, which operates on trading platforms provided by third party individual trading exchanges.  Because our trading software and trading platforms are provided by third parties, we are unable to assure the technical stability and soundness of such trading platforms.  If there are technical issues related to these third party systems, such as “bugs” or undetected errors, our services may be temporarily halted and our customers may choose to subscribe to our competitors’ services instead and our overall business and financial results may suffer as result.

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

We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, CFO Stockstar, CFO Genius, Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, and Fortune (Beijing) Success Technology Co., Ltd., or CFO Success, is a wholly foreign-owned enterprise under PRC law and, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary CFO Meining, both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been and are expected to continue to be dependent on CFO Fuhua and CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

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

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise”, or HNTE, under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. CFO Software and CFO Meining have been classified as HNTE and enjoy the preferential tax rate in 2011. And CFO Genius also obtained the HNTE status in 2012. There is no assurance that they will continue to be classified as the HNTE when they are subject to reevaluation in the future. In 2014, CFO Meining obtained renewal of its HNTE status successfully, while CFO Software did not submit its application for renewal. CFO Genius will be revaluated its HNTE status in 2015. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

According to Circular on Issues concerning the Implementation of Preferential Policies for Enterprise Income Tax, or Caishui Circular 69, promulgated in 2009, subject to annual verification, a qualified software enterprise established prior to January 1, 2008 may continue to qualify under the tax holidays previously granted to it as a “software enterprise”. Where the software enterprise had qualified for tax holidays before 2008, it may continue to do so with respect to its remaining tax holidays from 2008 until the expiration of such tax holidays. As of December 31, 2014, two of our subsidiaries were classified as “Software Enterprises” and enjoyed a preferential tax rate of 12.5%. Our tax obligation will increase as these subsidiaries start to use up their tax holidays.

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

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”.

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

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although beginning in April, 2012, the Renminbi exchange rate verses the U.S. dollar is restricted to a rise or fall of no more than 1% per day and increased to 2% beginning in March, 2014, and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may expand the Renminbi exchange rate’s floating range, lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

Risks relating to our shares and ADSs

Due to recent credit crisis of U.S.-listed Chinese companies caused by Chinese companies’ accounting scandals and the short selling agencies’ raider activities in the aggregate, the price of our underlying common stock might fluctuate significantly and if our stock price drops sharply, we may not satisfy the continued listing requirements of NASDAQ.

Since 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the U.S. Securities and Exchange Commission. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through “reverse mergers” into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States. Despite the fact that we have consistently made the determination that the Company has been having effective internal controls since our listing in NASDAQ in 2004 until as of December 31, 2014, such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock and, if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

In addition, some short selling agencies have been targeting U.S.-listed Chinese companies. Although the research reports issued by those short selling agencies regarding some U.S.-listed Chinese companies are largely meritless, targeted companies had suffered from significant fluctuations on their share prices. We cannot assure investors that we will not be the target of the short selling agencies in 2015. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2014.  During the twelve-month period ended December 31, 2014, the price of our ADSs has ranged from a low of $2.33 to a high of $11.88 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

As of December 31, 2014, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 52.81% of our outstanding ordinary shares.

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

•
Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director by resolutions to give us at least 120 days’ advanced notice of the same, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting position to obtain control of our board by removing opposing directors.

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

In April 2000, we acquired the financial information website www.jrj.com.cn and in October 2004 we acquired the domain name www.jrj.com, and commenced operating our subscription-based financial information business in March 2005. We maintain the same content under both domain names.

In 2006 we acquired the website www.stockstar.com, which was established in 1996 and is one of the leading finance and securities websites in China.

Also in 2006, we acquired CFO Genius, a financial information database provider primarily serving domestic securities and investment institutions.

In 2007, we acquired Daily Growth Securities Limited, (renamed iSTAR International Securities Co. Limited in February 2013), a licensed securities brokerage firm incorporated in Hong Kong.

Based on our assessment of changes in customer demand, market and regulatory environment and industry outlook, the Board of Directors approved the strategic transition. The goal of our strategic transition is to deliver to investors and our clients and customers a one-stop financial platform providing investment advisory, securities trading and wealth management services. In order to address the demand for alternative investment opportunities, the Company established new affiliates and acquired and invested in other business entities engaged in alternative investments.

In January 2013, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. (“Zhengjin Fujian”), a new affiliate of the Company we established in 2013, became a member of the SAIC (State Administration for Industry and Commerce) – approved Haixi Commodity Exchange (“Haixi”). Haixi is the only commodities spot market which provides electronic trading in Fujian province. In September 2013, Zhengjin (Tianjin) Precious Metal Management Co., Ltd. (“Zhengjin Tianjin”), another affiliate of the Company, became the member of Tianjin Precious Metal Exchange (“TJPME”). In September 2013, we acquired 60% equity of Shenzhen Tahoe Investment and Development Co., Ltd. (“Tahoe”). Henghui (Tianjin) Precious Metals Management Co., Ltd. (“Henghui”), a subsidiary of Tahoe, is also a member of TJPME.

In August 2013, the Company launched “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution. For users who maintained Yinglibao balances, they could receive a money market fund rate of return on their balances, which is higher than the current bank demand deposit rate. In addition, Yinglibao users have the option of purchasing mutual fund products directly through their accounts.

In the second quarter of 2014, as part of our strategic transition, the Board of Directors determined that online brokerage services should be one of the Company’s core businesses going forward. In April 2014, we entered into a framework agreement with CITIC Securities Co., Ltd. (“CITIC”) to integrate the Company’s and CITIC’s resources to develop online comprehensive brokerage services. After months of internal development and collaboration with CITIC, we officially launched our landmark fully integrated securities-trading platform, “Securities Master” (“Zhengquantong”), to enable retail investors to access market information, open trading accounts and trade securities in real-time through highly-intuitive user interface. During 2014, we also entered into strategic partnership agreements with Zhongshan Securities Co., Ltd., Hengtai Securities Co., Ltd. and Great Wall Securities Co. Limited. In early 2015, we entered into strategic partnership agreements China International Capital Corporation Limited and Changjiang Securities Co. Limited.

In December 2014, we continued our strategic transition efforts by launching an investment advisory service platform, “Investment Masters” (“iTougu”), designed to provide securities investment advisors and their clients a real-time communication channel, where messages, market analytics, research report and investment strategies are exchanged. Further, this platform is connected to our securities-trading platform, Securities Master, to enable our users to place trade orders directly while using Investment Masters.

B. Business overview.

Overview:

China Finance Online Co. Limited is a leading web-based financial services company in China. The company provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In a recent study conducted by the authoritative Internet Society of China, JRJ was awarded one of “China’s Top 100 Internet Sites” and ranked highest amongst vertically integrated financial websites in China.

With the capabilities we have amassed during our strategic transition and the new lines of businesses we have developed during the same period, we continued to position ourselves to accomplish our strategic goal of leveraging our robust internet capabilities to become a leading one stop financial products and services provider in China.

In 2014, we launched Investment Masters (iTougu) application facilitating communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. We established and expanded our partnerships with securities firms on our web-based trading platform, Securities Master (Zhengquantong) and continued to diversify our product offerings on our wealth management platform, Yinglibao. We also provide our rapidly growing precious metals trading services business in mainland China along with brokerage services in Hong Kong in order to address the market demand for alternative investment opportunities.

In addition, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., we provide financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions.

Our Business Sectors

In 2013, we re-categorized the components of our net revenues to better reflect the evolving nature of our business. Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues including precious metal trading service; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

a.	Subscription Services and other Related Services in the PRC

(i)	Financial Services Business

Investment Masters (“iTougu”)

On December 25, 2014, the company launched an investment advisory service platform “Investment Masters (iTougu)” at its annual conference “Leading China 2014: Financial Industry Innovation Forum”. The Investment Masters platform is designed to provide securities investment advisors and their clients a real-time communication channel, where they may communicate directly and in real-time. It also provides a vast number of Chinese individual investors access to securities investment advisors where they may attain private investment advice from thousands of investment advisors. In addition, the Investment Masters platform provides these highly-demanded features:

•	Text and audio interactive messaging system for real-time broadcast and Q&As between investment advisors and their clients;

•	Daily market analytics, research reports and investment strategies for investment advisors;

•	Access to fast trade order placement with direct connection to the Company’s Securities Masters platform; and

•	Client Management system for every investment advisor to view and manage client profiles, historical data and activities.

Securities Master (“Zhengquantong”)

On August 18, 2014, the Company launched a fully-integrated securities trading platform, “Securities Master (Zhengquantong)”, that is easily accessible to investors through a highly-intuitive user interface via computers, smartphones and tablets. Securities Master aims to create a simple and seamless experience for retail investors to access market information, open trading accounts and trade in real-time, providing investors a mean to manage their finances more effectively and efficiently. Investors will also have fast access to online securities trading with professional-level market data, analytics, research reports, as well as real-time online advisory services to facilitate trading decisions.

As of the date hereof, we have integrated Securities Master with the trading and settlement systems of CITIC Securities Co. Ltd., Zhongshan Securities Co. Limited, Great Wall Securities Co. Limited, Hengtai Securities Co. Limited and China International Capital Corporation Limited.

Yinglibao

On August 2013, the Company launched “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution. For users who maintained Yinglibao balances, their balances would be subscribed by the money market fund managed by third-party mutual fund management companies.

Currently, we are combining Yinglibao and Securities Master with Investment Masters, integrating our three services to provide our clients and customers a one-stop financial platform of investment advisory, securities trading and wealth management services.

(ii)	Financial information and advisory business

In 2013 and 2014, revenues from financial information and advisory business services represented approximately 21.1% and 12.4% of our total net revenues respectively. In the transition of the Company, financial information and advisory business was not part of our core business.

Individual Subscription Business

To conduct our subscription services, we collect and process our website content through our research tools and provide to our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, providing them the means to make informed investment decisions with respect to China’s listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by them.

During our strategic transition period, while we did not accept new paid subscribers or renewal for premium individual subscription service, we continue to provide our existing subscriber base premium individual subscription, basic software and information services and charge our existing subscribers a subscription fee for the use of our service packages over an agreed-upon service period, which is typically one year.

Institutional Subscription Business

Shenzhen Genius Information Technology Co. Ltd. (“CFO Genius”) was founded in 1994. It was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd.

(iii)	Advertising Business

We believe that our websites www.jrj.com and www.stockstar.com are among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2013 and 2014, revenues from advertising-related services represented approximately 12.9% and 9.7% of our total net revenues respectively, and online advertising was not part of our core business.

b.	Precious Metal Trading Business

In 2013, in order to address the market demand for alternative investment opportunities, the Company established Zhengjin Fujian and Zhengjin Tianjin and acquired Henghui to help clients invest in and trade precious metals. As a PRC-affiliate of the Company, Zhengjin Fujian is a member of the SAIC (State Administration for Industry and Commerce)-approved Haixi, while Zhengjin Tianjin and Henghui are members of TJPME. Our precious metals trading affiliates’ intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. Currently, they are focused on online silver trading on Haixi and TJPME on behalf of their respective clients.

We earn commission income from our clients’ trading activities. In addition, we act as one of the market makers in Haixi and TJPME. As a market maker, we commit to accept all trade executions by offering to buy or sell trading products from or to our clients. As a result, we also recognize trading gains and losses in our net revenues.

In 2013 and 2014, our net revenues derived from precious metal trading business represented approximately 57.1 % and 71.8% of our total net revenues respectively.

c.	Hong Kong Securities and Futures Contracts Brokerage Business

Following our acquisition of Hong Kong-based iSTAR Securities (formerly named Daily Growth Securities Limited) in November 2007, a licensed securities brokerage firm, we began providing certain brokerage and related services to our customers who invest in stocks listed on HKEx. iSTAR Securities is regulated by HKEx and SFC.

In March 2015, the company signed a contract to transfer the entire equity interest in iSTAR Futures and iSTAR Wealth Management to a third party for a total consideration of $6.5 million (HK$ 50.7 million equivalently), comprising $ 1.0 million (HK$8,000,000 equivalently) and a sum equal to the net assets of the iSTAR Futures and iSTAR Wealth Management as of March 31, 2015.

Customer support

Our customer support center provides our clients and users with real-time and professional support our customer support personnel are available to explain various features of our offerings and provide investment advisory services directly over the phone. Customer support is also available to provide assistance on technical problems to our users, as well as perform sales and marketing roles. We have an in-house training program for our customer support personnel, which include training courses on China’s securities markets, our service features and functionalities, technical problem solving skills and general customer service guidelines.

Sales and Marketing

We market our service offerings through online marketing, call centers, advertising and our customer support personnel. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers. We conduct online marketing mainly through our websites www.jrj.com and www.stockstar.com, which are among the most popular financial information websites in China. We also advertise radio stations and subways and also conduct public relations activities in the major cities in. In December 2014, we have successfully hosted "Leading China 2014: Financial Industry Innovation Forum" in Beijing. Regulators and guests from the State Council of People's Republic of China, China Securities Regulatory Commission (CSRC), China Banking Regulatory Commission (CBRC), Association of Chinese Insurance Industry, Tsinghua University PBC School of Finance and executives from Chinese securities firms and commercial banks, among others, made important speeches covering topics including online securities, peer-to-peer lending, crowd financing, on-line banking and securities settlement systems. The Company also demonstrated our new and applauded Investment Masters (iTougu) application at the summit.

Research and Development

We seek to differentiate our products and optimizing our services as continue to strengthen our core competence. We have been focusing on development and innovation of internet platforms and mobile internet applications, bringing cutting-edge technology shapes including multimedia, social networking, big data, cloud computing and user behavior analysis into our financial service platform,

During our strategic transition period, the Company has developed and launched our new wealth management service platform, Yinglibao, in August 2013, the fully-integrated securities trading platform, Securities Master, in August 2014, and our investment advisory service platform, Investment Masters, in December 2014.

When designing products, we aim to anticipate our customers’ needs and to meet their increasingly complex and specific design requirements. We also strive to design products that will achieve broad market acceptance and generate widespread end user demand. Our product development team conducts frequent meetings with our sales and marketing team to discuss the feasibility of new service offerings and the progress of existing product development efforts. Our research and development team also works closely with our customer support team to develop features and content based on user feedback.

We expect product development to remain an important part of our business as the online financial services industry in China becomes increasingly sophisticated. We will keep placing significant emphasis on refining and upgrading our products and service platform, and on creating new and innovative features to meet the changing needs of our customers. Our research and development team works as an integral part of our overall service offering efforts.

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. New business ventures such as Investment Masters, Securities Master, Yinglibao, precious metals trading, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

•	competition from traditional financial service providers offering similar services and products;

•	competition from existing internet companies entering into financial service market offering similar services and products; and

•	competition from new entrants providers offering similar services and products.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 175 software copyrights as of December 31, 2014, each of which has been registered with the National Copyright Administration of the PRC.

We have registered two key domain names relating to our websites, www.jrj.com and www.stockstar.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 40 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and one trademark registered and four in the process of registering in Hong Kong as of December 31, 2014.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT (Ministry of Industry and Information Technology);

•	PBC (The People’s Bank of China);

•	CSRC (China Securities Regulatory Commission);

•	CBRC (China Banking Regulatory Commission);

•	Ministry of Culture;

•	General Administration of Press and Publication (National Copyright Administration);

•	National Development and Reform Commission (NDRC);

•	SAIC (State Administration of Industry and Commerce);

•	Ministry of Public Security;

•	Ministry of Commerce; and

•	State Administration of Radio Film and Television

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

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory and money lending businesses in Hong Kong

iSTAR Securities, regulated by HKEx and SFC, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. iSTAR Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. iSTAR Wealth Management, regulated by the SFC, holds type 4, type 5 and type 9 licenses, which allows it to engage in advising on securities, advising on future contracts and asset management in Hong Kong. iSTAR Credit, holds a Money Lenders License, is regulated by Hong Kong Police Force.

Regulation of precious metal trading business

While the regulations on precious metals trading business were generally not specific in the past, China has recently tightened regulations on commodities transactions in the spot market. In November 2013, the Ministry of Commerce (“MOC”), the People’s Bank of China (“PBC”) and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective January 1, 2014 (“Circular 3”). According to Circular 3, MOC will be in charge of all matters related to the planning, information and statistics consolidation of the markets and PBC will be responsible for the financial regulations related to the spot market transactions as well as the supervision of non-financial institutions’ payment services. In addition, each of our affiliates engaged in precious metal trading business are subjection to the regulations of Haixi, TJPME and other exchanges that we may enter in the future, each of which is in charge of the local implementation of Circular 3.

Regulation of Yinglibao

Yinglibao provides an electronic platform of mutual fund sales. The Administrative Measures for the Sale of Securities Investment Funds promulgated by the CSRC on June 9, 2011 are the principal regulation for the sale of mutual fund.

In addition, given the cash saving, transferring and management functions of Yinglibao, Yinglibao may be subject to futures additional Chinese laws and regulations related to banking and securities businesses In the event Yinglibao became restricted or even prohibited by Chinese laws, our customers’ financial activities may be affected and there may be a material adverse impact on our new business ventures to provide users with alternative investment opportunities.

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

Regulation of account management business

A draft Account Management Operational Rules (the “Draft Rules”) was released by Securities Association of China (the “Association”) on March 16, 2015 for public comments. Pursuant to the Draft Rules, account management refers to provision of value analysis or investment decision for clients in respect of investing in or trading of securities, funds, futures and other relevant financial products, and carrying out investment or trading management on behalf of clients. Securities houses and securities investment consulting firms are allowed to provide account management services upon satisfying the following conditions:

•	Obtained the securities investment consulting services license, and with a registered capital of not less than RMB 50 million;

•	There are at least 10 employees with securities investment consulting services license and more than 2 years’ relevant experience in securities, funds or futures, and qualified senior management;

•	Proper operational management, internal control and investment protection systems commensurate with its businesses;

•	Proper operational premises and facilities and technology system commensurate with its businesses;

•
There has been no criminal or administrative penalty relating to violation of law or regulations in the past 3 years, nor is there ongoing investigation or correction involving potential violation of law or regulations; and

•	Other conditions pursuant to relevant laws or regulations and rules by the Association.

Employees involving in the account management services are required to hold the securities investment consulting services license, registered with the Association as investment consultant, have relevant experience in securities investment, research, investment consulting or similar businesses, have sound credit and ethical record, and have not been subject to criminal or administrative penalty in the past 3 years.

Notwithstanding that we have not been engaged in account management business, in the event the Draft Rules becomes effective in the future and we intend to be engaged by clients to provide investment or trading management services, the Draft Rules is expected have a positive impact on our business.

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

CFO Fuhua’s and CFO Meining’s ICP licenses expressly state that, in relation to their Internet content provision, among other things, they are not allowed to publish general news on politics, society or culture, or establish a “news column”, or provide such information under the express heading of “news”. On September 25, 2005, State Council Information Office and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of Internet news information services and defined such news information as general news information. It further required that ICPs that provide Internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.

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

Regulation of Online Securities Information

Securities Association of China released the Online Securities Information System Technical Guidance for Securities Houses (the “Guidance”), effective from March 13, 2015.  According to Section 54 of the Guidance, securities houses are not allowed to provide port access to third party service providers in respect of online securities services and trading related services. Securities trading instructions are required to be processed exclusively and internally within the securities houses’ owned systems. We provide Securities Link services which currently connect to securities houses’ trading port access through customer-end software, which services include online securities services and trading services.  Upon the Guidance becomes effective, we may need to adjust the current technical arrangement.  Having worked with the relevant securities houses, we are prepared to operate within the requirement of the Guidance by changing our trading port access technology.

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

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2014:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.*	PRC	Nil
Zhengning Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. *	PRC	Nil
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
Zhengjin(Fujian)Precious Metals Investment Co., Ltd.*	PRC	Nil
Henghui (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Shanghai) Precious Metals Management Co., Ltd. *	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
iSTAR Financial Holdings Limited	BVI	85%
iSTAR International Securities Co. Limited	Hong Kong	85%
iSTAR International Futures Co. Limited	Hong Kong	85%
iSTAR International Wealth Management Co. Limited	Hong Kong	85%
iSTAR International Credit Co. Limited	Hong Kong	85%
_______________
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

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and Zhengtong Information & Technology (Shanghai) Co., Ltd. ("CFO Zhengtong") (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Newrand, Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”) and Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (“CFO Securities Consulting”) . Specifically, these contractual arrangements enable us to:

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

Loan Agreement.  We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from one of its two former shareholders (the “Zhao Loan”). The initial term of the foregoing loan is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the loan by transferring all of his interest in CFO Fuhua to us or a third party designated by us. If and when Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loan, the amount exceeding the principal amount of the loan will be deemed as interest accrued on such loan and repaid by Zhiwei Zhao to us. While Hong Kong law limits maximum interest payment payable to 60% of the outstanding principal amount per annum, this limitation would be relevant only if, the actual value of CFO Fuhua has increased at an average annual rate greater than 60% at the time Zhiwei Zhao transfers to us his interest in CFO Fuhua.

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

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua’s equity interest or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner. In addition, Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2014:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web Portal and advertising services
Shanghai Chongzhi Co., Ltd.	Subscription services and other related services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd	Precious metals trading services

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

A. Operating Results

We launched precious metals trading services in 2013, which was part of our transition to a new business model. Our precious metals trading affiliates’ intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. Currently, they are focused on online silver trading on Haixi and TJPME on behalf of their clients. We also offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums.

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

Our net revenues increased by 58.7% to $83.7 million in 2014 from $52.7 million in 2013. The net loss attributable to China Finance Online Co. Limited was $7.2 million in 2014.

Our principal capital expenditures for 2012, 2013 and 2014 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $0.8 million, $0.8 million and $3.2 million, respectively.

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

•
other tax incentives we receive from PRC tax authorities resulting from CFO Success, CFO Qicheng and Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”) being the “Software Enterprises”; Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”) and CFO Genius being the HNTE companies;

•	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;

•	the desirability of our service packages relative to other products and offerings available in the market;

•
our ability to benefit from the acquisition of CFO Stockstar, and the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Chongzhi, CFO Chuangying, and CFO Securities Consulting and other VIEs; and

•	business restructure

•	PRC regulatory policies.

We derive revenues primarily from our newly launched precious metals trading services, annual subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and over time wealth management services. The level of public interests in investing in China’s precious metals and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $8.2 million in 2014, representing a 20.0% increase from the $6.8 million contributed in 2013. Revenues from advertising accounted for 9.7% of our net revenues in 2014. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2014. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.6 million in revenue for VAT refunds in 2014. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Gross revenues

We launched precious metals trading services in 2013, which was part of our transition to a new business model. We generate commission income and trading revenues from our clients’ precious metals trading. We also generate subscription fee revenues from the sales of the financial information and investment advisory services.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31, 2014
	PRC	Hong Kong	Total
Precious metals trading services revenues	$60,091,117	$-	$60,091,117
Hong Kong brokerage services revenues	-	4,610,516	4,610,516
Subscription services and other related services revenues	18,994,252	-	18,994,252
Total revenues from external customers	$79,085,369	$4,610,516	$83,695,885

	Years ended December 31, 2013
	PRC	Hong Kong	Total
Precious metals trading services revenues	$30,124,245	$-	$30,124,245
Hong Kong brokerage services revenues	-	3,404,767	3,404,767
Subscription services and other related services revenues	19,209,065	-	19,209,065
Total revenues from external customers	$49,333,310	$3,404,767	$52,738,077

	Years ended December 31, 2012
	PRC	Hong Kong	Total
Hong Kong brokerage services revenues	$-	$3,817,762	$3,817,762
Subscription services and other related services revenues	25,781,724	-	25,781,724
Total revenues from external customers	$25,781,724	$3,817,762	$29,599,486

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites.  Cost of revenues accounted for 20.0% and 24.3% of our net revenues in 2013 and 2014, respectively.

Commission paid. Commission paid is the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our precious metals trading business. Commission paid is the largest component of our cost of revenues, constituting 56.7% of our cost of revenues in 2014.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 9.0% of our cost of revenues in 2014.

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

Stock option plans and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of January 2 2014, selected employees and executives have been granted restricted shares of an aggregate 1,100,240 ordinary shares with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the 2004 Plan. The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan.

We adopted the 2007 Stock Incentive Plan, or the 2007 Plan, in July 2007. On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the  terms of these grants to extend the performance period and the vesting schedule for an additional three years ending on December 31, 2012. Based on the Company’s operating performance during 2008 and 2009, 8,658,048 shares were vested as of December 31, 2010.

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company's equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company's achievement of the performance targets. As of December 31, 2014, there was no nonvested shares become activated and vested due to the performance targets were not achieved, and nil share-based compensation expenses relating to the nonvested shares was recognized.

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

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The total number of ordinary shares authorized under the 2014 Plan was 5,000,000 as of December 31, 2014. As of December 31, 2014, 4,890,000 authorized ordinary shares were granted under 2014 Plan.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Huifu Jinyuan Co., Ltd. (“CFO Huifu”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and CFO Huifu. The vesting of the restricted shares is subject to rendering service to the Company for five years.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including iSTAR Securities, iSTAR Futures, iSTAR Wealth Management, iSTAR Credit and other eight subsidiaries, are subject to the uniform tax rate of 16.5% in Hong Kong. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2012, 2013 and 2014, the income tax expenses charged in Hong Kong are $293,003, nil and nil respectively.

PRC Enterprise Income Tax

As of December 31, 2014, our wholly owned subsidiaries and variable interest entities, CFO Qicheng and CFO Shenzhen Shangtong, are classified as “Software Enterprises”. CFO Shenzhen Shangtong and CFO Qicheng enjoy exemption from enterprise income tax for 2010 and 2011, and a preferential enterprise income tax rate of 12.5% from 2012 to 2014.

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise’s qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The HNTE qualification is valid for a term of three years and is subject to application for renewal thereafter.

In 2008, CFO Software, CFO Genius and CFO Meining were designated by relevant government authorities as “High and New Technology Enterprises”. CFO Software enjoyed a preferential tax rate of 7.5% from 2008 to 2010. CFO Genius and CFO Meining enjoyed a preferential enterprise income tax rate of 15% from 2008 to 2010. In 2011, each of CFO Software and CFO Meining renewed its status and is enjoying a preferential tax rate of 15% for an additional three years from 2011 to 2013. In addition, CFO Genius enjoys a reduced tax rate of 24% in 2011. In 2012, CFO Genius obtained the HNTE status and enjoyed a preferential tax rate of 15% from 2012 to 2014. In 2014, CFO Meining successfully renewed its HNTE qualification for another three years.

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

Tax Residence

Under the PRC Enterprise Income Tax Law and its Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The Implementing Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”.

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

Critical accounting policies and Estimates

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

In 2013, we began to provide precious metals trading business. Through us, our customers could buy or sell the products provided by the exchanges. We derive commission from their trading volumes. The commission income is recognized on a trade basis. In addition, we acted as one of the market makers of the precious metal exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As a counterparty of our clients’ dealing, we may earn trading gains or incur trading losses, depending on market conditions. Trading revenues, net, are recognized on a trade basis too, when trades are executed. Unrealized gains/losses on open positions are marked to market at period end. Trading revenues, net, which comprise both realized and unrealized gains and losses, are recognized on a net basis in the Statement of Comprehensive Income.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to doing business in the People’s Republic of China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income”.

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

The fair value of our restricted shares granted to employees was equal to the fair market value of our shares at the date of grant.

The fair value of the stock options and restricted shares is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts.

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

In 2012, the Group made a cost method investment. The carrying amount of the cost method investments was $802,202 as of December 31, 2012. As result of an addition investment of $309,698 in 2013, the carrying balance of such investment was $1,138,899 as of December 31, 2013. In 2014, the Group made another cost method investment of $81,064. The total carrying balance of such cost method investments were $1,217,617 as of December 31, 2014. There was no impairment loss of the Group’s cost method investment.

In 2014, the Company sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the disposal of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4,337,736, of which $2,168,868 was remained receivable as of December 31, 2014

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure. We recorded $8,149,525 goodwill impairment losses in relation to the reporting unit of subscription services and other related services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

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

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2014:

•
The revenue growth is projected at a compound annual growth rate, or CAGR. The CAGR of the reporting unit is approximately 5.1% for 2016 through 2019, which is within the range of comparable companies at the time of valuation.

•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.

•	To maintain normal operations, capital expenditures are estimated to be around 3% of revenue for each of the four reporting units, respectively.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2019 is assumed to be at 3% per year for each of the four reporting units.

The weighted average cost of capital, or WACC, used in the calculation is 18% for the reporting unit.

We performed a goodwill impairment test as of December 31, 2013, using the income approach. There was no impairment loss for our goodwill as of December 31, 2013. The WACC used in the valuation is 27%, 21% and 21% for our precious metals trading reporting unit, individual investment advisory reporting unit and institutional subscription reporting unit, respectively, and the terminal value growth rate used in the valuation is 3% for these three reporting units. Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Due to the business restructure, a third party appraiser performed the valuation as of June 1, 2014. We recorded $1,802,125 impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2014.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2012		2013		2014
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$30,239	102.2%	$53,336	101.1%	$85,122	101.7%
Business tax	(640)	(2.2)	(598)	(1.1)	(1,426)	(1.7)
Net revenues	29,599	100.0%	52,738	100.0%	83,696	100.0%
Cost of revenues	(8,089)	(27.3)	(10,570)	(20.0)	(20,353)	(24.3)
Gross profit	21,510	72.7	42,168	80.0	63,343	75.7
Operating expenses:
General and administrative	(11,387)	(38.5)	(15,210)	(28.9)	(17,592)	(21.0)
Product development	(10,736)	(36.3)	(9,033)	(17.1)	(11,148)	(13.3)
Sales and marketing	(13,072)	(44.2)	(30,588)	(58.0)	(43,761)	(52.3)
Loss from impairment of intangible assets	-	-	-	-	(1,802)	(2.2)
Loss from impairment of goodwill	-	-	-	-	(8,150)	(9.7)
Total operating expenses	(35,195)	(119.0)	(54,831)	(104.0)	(82,453)	(98.5)
Government subsidies	76	0.3	11	-	659	0.8
Loss from operations	(13,609)	(46.0)	(12,652)	(24.0)	(18,451)	(22.0)
Interest income	3,178	10.7	1,341	2.5	4,044)	4.8
Interest expense	(518)	(1.8)	(197)	(0.4)	(12)	0.0
Exchange gain (loss), net	72	0.2	557	1.1	(112)	(0.1)
Gain from sale of cost method investment	-	-	-	-	4,338	5.2
Equity method investment income	-	-	2,774	5.3	-	-
Short-term investment income	435	1.5	132	0.3	58	0.1
Other income (expense), net	(634)	(2.1)	(29)	(0.1)	18	0.0
Loss before income tax expense	(11,076)	(37.5)	(8,074)	(15.3)	(10,117)	(12.1)
Income tax expense	(884)	(3.0)	(100)	(0.2)	(514)	(0.6)
Net loss	(11,960)	(40.5)	(8,174)	(15.5)	(10,631)	(12.7)
Less: net income (loss) attributable to noncontrolling interests	(105)	(0.4)	399	0.8	(3,463)	(4.1)
Net loss attributable to China Finance Online Co. Limited	(11,855)	(40.1%)	(8,573)	(16.3%)	(7,168)	(8.6%)

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

Our gross revenues increased by 59.6% from $53.3 million in 2013 to $85.1 million in 2014. The increase was mainly due to the gross revenues of $61.1 million provided by our precious metals trading services in 2014, compared with $30.3 million in 2013.

Our business taxes and related surcharges attributable to our gross revenues increased from $0.60 million in 2013 to $1.4 million in 2014. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues increased by 58.7% to $83.7 million in 2014 from $52.7 million in 2013.

This increase was mainly due to the net revenues provided by our precious metals trading services we launched in 2013. Our net revenues derived from our financial services, which include brokerage-related and precious metals trading services, increased to $64.7 million in 2014 from $33.5 million in 2013, representing 77.3% and 63.6% of our total net revenues for each year. Our advertising revenues increased to $8.2 million in 2014 from $6.8 million in 2013, representing 9.7% and 12.9% of total net revenues for each year.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 6.9% from $11.1 million to $10.4 million in 2014. The decrease was mainly due to the Group’s strategic business transition that the Group no longer accepted new paid subscribers or renewals for its premium individual subscription service, and the plunging stock market in China.

Cost of revenues

Our cost of revenues in 2014 increased by 92.6% to $20.4 million from $10.6 million in 2013, primarily due to the commission paid to our sales agents related to our precious metals trading business.

Gross profit

As a result of the foregoing, our gross profit increased by 50.2% to $63.3 million in 2014 from $42.2 million in 2013.

Operating expenses

Our operating expenses increased by 50.4% to $82.5 million in 2014 from $54.8 million in 2013, primarily due to the loss from impairment of intangible assets and goodwill resulting from business restructure. Operating expenses as a percentage of net revenues decrease to 98.5% in 2014 from 104.0% in 2013.

General and administrative. Our general and administrative expenses increased by 15.7% to $17.6 million in 2014 from $15.2 million in 2013. The increase in general and administrative expenses was primarily due to the increase in headcount related expenses and share-based compensation expenses. Our general and administrative expenses as a percentage of net revenues decreased to 21.0% in 2014 from 28.9% in 2013.

Product development. Our product development expenses increased by 23.4% to $11.1 million in 2014 from $9.0 million in 2013, mainly due to the increase in headcount related expenses. Our product development expenses decreased as a percentage of net revenues to 13.3% in 2014 from 17.1% in 2013.

Sales and marketing. Our sales and marketing expenses increased by 43.1% to $43.8 million in 2014 from $30.6 million in 2013. This was primarily due to the headcount related expenses and marketing, promotion expenses related to our precious metals trading services we launched in 2013. Our sales and marketing expenses as a percentage of net revenues decreased to 52.3% in 2014 from 58.0% in 2013.

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $1.8 million in 2014.

Loss from impairment of goodwill. Our loss from impairment of goodwill was $8.2 million in 2014.

Loss from operations

Our loss from operations was $18.5 million compared to an operating loss of $12.7 million in 2013, and our operating margin was negative 22.0% in 2014, compared that of negative 24.0% in 2013.

Interest income

Our interest income increased by 201.6% to $4.0 million in 2014 from $1.3 million in 2013, mainly due to the loan to Langfang Developer.

Interest expense

Our interest expense decreased by 93.9% to $12,000 in 2014 from $0.2 million in 2013.

Gain from sale of cost method investment

In 2014, we sold our equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Our gain from sales of cost method investments was $4.3 million in 2014.

Short-term investment income

Our gain from short-term investments, which are classified as trading securities, held-to-maturity or available-for-sale decreased to $58,000 in 2014 from $0.1 million in 2013.

Income tax expense

Our income tax expense was $0.5 million in 2014 compared to an income tax expense was $0.1 million in 2013.

Net loss attributable to the Company

Our net loss attributable to the Company was $7.2 million in 2014 compared to a net loss attributable to the Company of $8.6 million in 2013, and our net income margin increased to negative 8.6% in 2014 from negative 16.3% in 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Our gross revenues increased by 76.4% from $30.3 million in 2012 to $53.3 million in 2013. The increase was mainly due to the gross revenues of $30.3 million provided by our precious metals trading services launched in 2013.

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

Loss from operations

Our loss from operations was $12.7 million compared to an operating loss of $13.6 million in 2012, and our operating margin was negative 24.0% in 2013, compared that of 46.0% in 2012.

Interest income

Our interest income decreased by 57.8% to $1.3 million in 2013 from $3.2 million in 2012.

Interest expense

Our interest expense decreased by 62.0% to $0.2 million in 2013 from $0.5 million in 2012. In February and June 2013, the agreements with China Merchant Bank were expired and the Company did not renew them.

Equity method investment income

In March 2013, the Company made an equity method investment to the Lang Fang Developer. The Company invested an aggregate $22.1 million in consideration for 49% of its equity interests. In November 2013, the Company transferred this investment at the consideration of $24.9million, realizing an investment income of $2.8million.

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

The Group will not absorb a majority of the VIE’s expected losses, or receive a majority of the VIE’s expected residual returns, therefore the Group is not the primary beneficiary of the VIE.

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2014, we had approximately $32.5 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2012, 2013 and 2014:

	For the year ended December 31
(in thousands of U.S. dollars)	2012	2013	2014
Net cash (used in) provided by operating activities	$(29,043)	$159	$1,172
Net cash provided by (used in) investing activities	10,959	7,578	(4,598)
Net cash used in financing activities	(5,669)	(12,138)	(372)
Net decrease in cash and cash equivalents	(23,735)	(4,535)	(3,832)
Cash and cash equivalents at beginning of year	64,641	40,906	36,371
Cash and cash equivalents at end of year	$40,906	$36,371	$32,539

Net cash provided by operating activities for 2014 was $1.2 million, compared to net cash provided by operating activities was $159,000 in 2013. The increase of net cash provided by operating activities was primarily due to the increase in cash receipt from precious metals trading services.

Net cash provided by operating activities for 2013 was $159,000, compared to net cash used in operating activities was $29.0 million in 2012. The increase of net cash provided by operating activities was primarily due to the increase in cash receipt from precious metals trading services, and the collection of Account Receivables – margin clients of $8.9 million in 2013.

Net cash used in investing activities was $4.6 million in 2014, compared to net cash provided by investing activities of $7.6 million in 2013. The increase in cash used in investing activities was primarily due to (i) capital expenditures of $3.2 million in 2014, compared with $0.8 million in 2013; (ii) a net cash out of $2.9 million in 2014 due to the business restructure; and (iii) a net cash in of $2.2 million related to the sales of cost method investment in Ocean Butterflies.

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

Net cash used in financing activities was $0.4 million in 2014, compared to $12.1 million in 2013, and $5.7 million in 2012. The variation in the cash flow of our financing activities was mainly caused by the withdrawal/payback of our short term bank loans in 2012 and 2013. In 2014, we paid $1.0 million dividends to noncontrolling shareholders.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2012, 2013 and 2014 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $775,000, $ 834,000 and $3.2 million, respectively.

Capital expenditures in 2013 and 2014 have been, and our 2015 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

In order to enhance our return on cash, on March 19, 2013, we entered into a real estate investment contract with the Langfang Developer and four original shareholders of Langfang Developer. Pursuant to the investment contract with the Langfang Developer, at closing, we invested an aggregate $22,142,400 in consideration for 49% of the Langfang Developer’s equity interest. Langfang Developer used the invested amount to purchase land and develop a real estate project thereon located in Langfang City, Hebei Province. This investment was funded by our current capital resources. In November 2013, we transferred our equity stake in the Langfang Developer for a total consideration of $24,930,702, which is being paid to us in several installments. As of December 31, 2013, we have collected $11,481,244 in cash. The uncollected consideration was charged a monthly interest rate of 1.5%. As of December 31, 2014, the total consideration receivable and interest was $14,115,596. In addition, we extended a loan of $10,333,120 to the Langfang Developer at a monthly interest rate of 1.5% from October 9, 2013 to October 20, 2013. In September 2014, the Company’s board of directors approved an extension of outstanding loan to December 31, 2014. Pursuant to the arrangement, the loan receivable was charged an annual interest rate of 19-21% from October 21, 2014 to December 31, 2014. As of December 31, 2014, the total principal outstanding loan and interest receivable was $10,844,909. The uncollected consideration and loans are secured by one-hundred percent of Langfang Developer’s equity interest. As of December 31, 2014, based on the valuation of the 100% equity interests of Langfang Developer performed by a third party appraiser, there was no impairment loss of the loan. On March 10, 2015, the Group collected approximately $2.1 million (RMB13 million, equivalently) from Langfang Developer.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $39.9 million as of December 31, 2014.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2013 and 2014, respectively:

	For the year ended December 31,
	2013	2014

Cash, cash equivalents and restricted cash
held inside of the PRC and subject to restrictions
Denomination in RMB	$26,912,315	$19,633,320
Denomination in foreign currencies	$480	$9,284

Cash, cash equivalents and restricted cash
held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$19,412,207	$17,572,213
Denomination in foreign currencies	-	-

Cash, cash equivalents and restricted cash
held outside of the PRC
Denomination in RMB	$66,294	$99,170
Denomination in foreign currencies	$9,395,807	$12,802,237

C. Research and development.

Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	enhance our subscribers’ experience by improving the quality of our research tools and website; and

•	develop additional research tools, features, content and services specifically targeting the high-end subscribers.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2014 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$4,955,227	$1,534,828	$6,490,055
1 - 3 years	1,707,377	170,942	1,878,319
3 - 5 years	-	-	-

Apart from such premises, as of December 31, 2014, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash, cash equivalents and restricted cash as of December 31, 2014, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $4.0 million to $3.7 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2013, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $1.3 million to $1.0 million.

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

We have recorded foreign exchange loss of $113,000 in net income in 2014, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 0.2%, 3% and -0.4% against the U.S. dollar in 2012, 2013 and 2014, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2014, we had cash, cash equivalents and restricted cash of US$19.7 million (approximately RMB 120.7 million) which were denominated in RMB at the exchange of $1.00 for RMB 6.1190 and US$12.8 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $19.5 million as of December 31, 2014.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	51	Chairman of the Board of Directors and Chief Executive Officer
Kheng Nam Lee (1)	67	Director
Neo Chee Beng (1) (2) (3)	54	Director
Jun (Jeff) Wang	44	Director and Chief Financial Officer
(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee
*Mr. Rongquan Leng, former director, resigned from the Company’s Board for personal reasons in April 2015.

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

In 2014, we paid aggregate cash compensation of approximately $603,000 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer or the chief financial officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer or chief financial officer, as the case may be.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2016.

Employee’s stock incentive plans

2004 Stock Incentive Plan

The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan. After the termination of the Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under the Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions of the Plan.

Under the 2004 Plan, as of December 31, 2014, we have a total number of 12,975,240 options that are currently vested and exercisable for ordinary shares. Under option agreements that were independent of the 2004 Plan, 1,095,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2014.

The table below sets forth the options and restricted shares grants made to our current and former directors and executive officers as of December 31, 2014 pursuant to the 2004 Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	400,000	$1.120	November 15, 2005	November 15, 2015
	400,000	$1.070	July 5, 2006	July 5, 2016
	800,000	$0.960	January 18, 2007	January 17, 2017
	750,000	$1.426	February 22, 2010	February 21, 2020
	1,800,000	$0.250	July 15, 2013	July 15, 2023
	450,000	$-	January 2, 2014	January 2, 2024
Kheng Nam Lee	*	$0.160	January 5, 2004	January 4, 2014
	*	$1.040	June 15, 2004	June 14, 2014
	*	$1.314	February 18, 2005	February 18, 2015
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
	*	$0.250	July 15, 2013	July 15, 2023
Rongquan Leng (1)	*	$0.250	July 15, 2013	July 15, 2023
Neo Chee Beng	*	$1.316	July 5, 2006	July 5, 2016
	*	$0.250	July 15, 2013	July 15, 2023
Jun (Jeff) Wang	*	$1.070	July 5, 2006	July 5, 2016
	*	$0.960	January 18, 2007	January 17, 2017
	*	$1.426	February 22, 2010	February 21, 2020
	1,500,000	$0.250	July 15, 2013	July 15, 2023
	*	$-	January 2, 2014	January 2, 2024

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)           Mr. Rongquan Leng, former director, resigned from the Company’s Board for personal reasons in April 2015.

2014 Stock Incentive Plan

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The total number of ordinary shares authorized under the 2014 Plan was 5,000,000 as of December 31, 2014. As of December 31, 2014, 4,890,000 authorized ordinary shares were granted under 2014 Plan.

Incentive awards granted under the 2014 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all awards granted to a grantee. Generally, to the extent an outstanding awards granted under the 2014 Plan has not vested by the date the grantee’s employment or service with us terminates, the awards will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2014 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an grantee under any award granted prior to that date, the approval of such grantee.

Number of
ordinary Shares to
	be issued upon	Exercise price per
	exercise of options	ordinary share	Date of grant	Date of expiration
Kheng Nam Lee	*	$-	August 8, 2014	August 8, 2024
Rongquan Leng (1)	*	$-	August 8, 2014	August 8, 2024
Neo Chee Beng	*	$-	August 8, 2014	August 8, 2024

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)           Mr. Rongquan Leng, former director, resigned from the Company’s Board for personal reasons in April 2015.

2007 Equity Incentive Plan

As of December 31, 2014, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2014, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	7.97%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	9.39%

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

Based on our operating performance for 2010 and 2011, no more granted shares were activated in 2010 and 2011. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2011. All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited.

In June 2014, the Annual General Meeting approved the amendment to the Company’s 2007 Equity Incentive Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Equity Incentive Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares, which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company's equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company's achievement of the performance targets.

As of December 31, 2014, there was no nonvested shares become activated and vested due to the performance targets were not achieved, and nil share-based compensation expenses relating to the nonvested shares was recognized.

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

C. Board practices.

In 2014, our directors met in person or passed resolutions by unanimous written consent a total of seven times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Kheng Nam Lee and Neo Chee Beng. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Neo Chee Beng. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

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

Nominations committee. Our current nominations committee consists of Neo Chee Beng. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

Mr. Rongquan Leng, a former Independent Director of the Board of Directors of the Company, has resigned from the Company’s Board of Directors for personal reason, effective from April 17, 2015. Mr. Leng was a member of the Audit Committee, the Compensation Committee and the Nominations Committee. The Company has commenced the search for an Independent Director candidate and will add such director to the Board as soon as practicable and prior to the expiration of the cure period provided pursuant to Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B).

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	51	Chairman of the Board of Directors and Chief Executive Officer	-
Kheng Nam Lee	67	Director	Date of 2015 annual general meeting
Neo Chee Beng	54	Director	Date of 2015 annual general meeting
Jun (Jeff) Wang	44	Director and Chief Financial Officer	Date of 2016 annual general meeting

D. Employees.

As of December 31, 2012, 2013 and 2014, we employed approximately 590, 1,700 and 1,500 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementary rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information – Risk Factors – Risks relating to doing business in the People’s Republic of China – PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs”.

E. Share ownership.

As of December 31, 2014, 112,417,933 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 19,757,684 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 112,417,933 ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 9th Floor of Tower C, Corporate Square, No.35 Financial Street, Xicheng District, Beijing, China 100033.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	32,071,983	28.53%
Kheng Nam Lee	*	*
Neo Chee Beng	*	*
Rongquan Leng (i)
Jun (Jeff) Wang	*	*
All current directors and executive officers as of December 31, 2014 as a group (5 persons)	35,629,069	31.69%
(i) Mr. Rongquan Leng, former director, resigned from the Company’s Board for personal reasons in April 2015.
5% Shareholder
Zhiwei Zhao (1)	32,071,983	28.53%
IDG Technology Venture Investment, LP (2)	6,723,115	5.98%
IDG Technology Venture Investment, Inc. (3)	4,670,505	4.15%
Jianping Lu (4)	7,156,121	6.37%
Ling Zhang (5)	8,746,370	7.78%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2014, would beneficially own less than 1% of our ordinary shares.
(1)
Mr. Zhiwei Zhao is considered the beneficial owner of 32,071,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc.  as of December 31, 2014 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2014 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,412,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2014.

(2)
Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2014, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)
Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2014 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

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

A. Major shareholders.

As of December 31, 2014, we had 112,417,933 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 87.88% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership”.

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

Contractual arrangements with Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”) and its shareholders

We entered into a framework agreement on exercising purchase option and certain ancillary agreements including an equity transfer agreement on January 24, 2014 with Lin Yang and the parties thereunder (collectively, the “CFO Huiying VIE Amendments”). Pursuant to the CFO Huiying VIE Amendments, we exercised the purchase option by designating CFO Fuhua to purchase all of the equity interests held by Lin Yang and Ying Zhu in CFO Huiying. Upon the equity transfer, CFO Fuhua replaced LinYang and Ying Zhu as the sole shareholder of CFO Huiying.

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

The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 to this Annual Report on Form 20-F and incorporated herein by reference.

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

B. Significant changes since December 31, 2014.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and listing details.

Our ADSs, each representing five of our ordinary shares, have been listed on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Effective January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JRJC”.

The following table provides the high and low trading prices for our ADSs on NASDAQ for (1) the years 2010, 2011, 2012, 2013 and 2014; (2) each of the quarters since the first quarter in 2013 and (3) each of the six months since October 2014.

	Trading Price
	High	Low
Yearly highs and lows
Year 2010	9.10	6.20
Year 2011	7.27	1.43
Year 2012	2.91	1.02
Year 2013	6.45	1.14
Year 2014	11.88	2.33
Quarterly highs and lows
First Quarter 2013	1.60	1.16
Second Quarter 2013	1.74	1.22
Third Quarter 2013	2.10	1.14
Fourth Quarter 2013	6.45	1.80
First Quarter 2014	8.20	4.12
Second Quarter 2014	6.40	2.33
Third Quarter 2014	11.88	3.83
Fourth Quarter 2014	8.65	4.42
First Quarter 2015	6.75	4.10
Monthly highs and lows
October 2014	6.88	4.42
November 2014	7.95	5.51
December 2014	8.65	5.24
January 2015	5.70	4.59
February 2015	6.45	4.80
March 2015	6.75	4.10

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

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises”. With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may open foreign exchange bank accounts and enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

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

If you are not a U.S. person, please refer to the discussion below under “Non-U.S. Holders”.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

Dividends on ADSs

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Dividend policy”.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2013 and 2014, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and ordinary shares by making a timely “qualified electing fund”, or QEF, election. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. We, however, currently do not intend to prepare or provide such information.

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

Please refer to Item 5, “Operating and Financial Review and Prospects; Quantitative and Qualitative Disclosures About Market Risk”.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. In 2014, we entered into a new contract with the depositary, which started from May 22, 2014. We were entitled to receive the maximum amount as US$295,000 for the periods between October 1, 2013 and May 21, 2014 and US$270,000 for the year between May 22, 2014 and May 21, 2015 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2014 were effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices”.

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

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices”.

Our board of directors has adopted a code of ethics, which is applicable to our senior executives and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at http://www.chinafinanceonline.com/list/en_CorporateGovernance.shtml.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2014 is BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). For the fiscal years ended December 31, 2012 and December 31, 2013 was Grant Thornton China. The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2014		2013		2012
Audit Fees(1)	US$	630,000	US$	433,000	US$	594,000
Audit Related Fees		-		-		-
Tax Fees(2)		-		-		-
All Other Fees		-		-		-
_____________
(1)           “Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by BDO China or Grant Thornton China, as applicable. For the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)           “Tax Fees” means the aggregate fees billed in each of the fiscal years listed for professional tax services rendered by BDO China or Grant Thornton China, as applicable.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent accountant before that firm is retained for such services. The pre-approval procedures are as follows:

·Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

·The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

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

The consolidated financial statements for China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries are included at the end of this annual report.

ITEM 19.        EXHIBITS
Index to exhibits

Exhibit Number	Description
1.1
Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1
Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2
Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

4.1
2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)

4.2
Restricted Stock Issuance and Allocation Agreement-2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)

4.3
Amended Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan dated May 20, 2009(incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.4
Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5
Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.6
Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.7
Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.8
Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)

4.9
Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.10
Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.11
Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.12
Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.13
Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.14
Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15
Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16
Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.17
Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.18
Translation of loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.19
Translation of share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.20
Translation of purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.21
Translation of operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.22
Translation of technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.23
Translation of strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.24
Translation of Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.25
Translation of Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.26
Translation of Share Transfer Contract (related to shares of Beijing Glory Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.27
Translation of Purchase Option Agreement dated September 10, 2007 among China Finance Online Co. Limited, Jun Wang, Zhiwei Zhao and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.3 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28
Translation of Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.29
Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.30
Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.31
Translation of Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and CFO Premium (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.32
Translation of Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.33
Translation of Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.34
Translation of Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.35
Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing CFO Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.36
Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37
Translation of Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.38
Translation of Framework Agreement of Exercising Purchase Option dated November 1, 2012 among Yang Yang, Ying Zhu, CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.45 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.39
Translation of Share Pledge Agreement dated November 1, 2012 among CFO Chuangying, Ying Zhu and Lin Yang (incorporated by reference to Exhibit 4.46 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.40
Translation of Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.41
Translation of Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.42
Translation of Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.43
Translation of Loan Agreement dated May 8,2008 among CFO Software, Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.50 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.44
Translation of Framwork Agreement of Erercising Purchase Option dated January 8, 2010 amoung Zhenfei Fan, Xun Zhao, Zhengyan Wu, CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.51 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015))

4.45
Translation of Purchase Option and Cooperation Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software (incorporated by reference to Exhibit 4.52 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.46
Translation of Share Pledge Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software (incorporated by reference to Exhibit 4.53 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.47
Translation of Operation Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.54 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015))

4.48
Translation of Technical Support Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.55 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.49
Translation of Strategic Consulting and Service Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.56 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.50
Translation of Loan Agreement dated November 25,2009 among CFO Chongzhi, Zhihong Wang and Ran Yuan (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.51
Translation of Purchase Option and Cooperation Agreement dated November 30, 2009 among CFO Chongzhi, Shanghai Stockstar Information & Technology Co., Ltd., Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.52
Translation of Framwork Agreement of Exercising Purchase Option dated April 6, 2010 amoung Zhihong Wang, Na Zhang, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.59 from Amendment No. 1 to our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.53
Translation of Framwork Agreement of Exercising Purchase Option dated November 8, 2010 amoung Ran Yuan, Xun Zhao, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd (incorporated by reference to Exhibit 4.60 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.54
Translation of Share Pledge Agreement dated January 15, 2012 among Na Zhang, Xun Zhao and CFO Chongzhi (incorporated by reference to Exhibit 4.61 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.55
Translation of Operation Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.56
Translation of Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.57
Translation of Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.58
Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.65 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.59
Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.66 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.60
Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong (incorporated by reference to Exhibit 4.67 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.61
Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.68 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.62
Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.69 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.63
Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.70 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.64
Translation of Framwork Agreement of Erercising Purchase Option dated Novermber 15, 2012 amoung Zhiwei Zhao, Jun Wang, Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.71 from our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.65
Translation of Purchase Option and Cooperation Agreement dated December 11, 2012 among Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.72 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.66
Translation of Share Pledge Agreement dated November 15, 2012 amongXiaowei Wang, Na Zhang and CFO Software (incorporated by reference to Exhibit 4.73 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.67
Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.68
Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.69
Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.70*	Translation of Loan Agreement dated June 1, 2014 among CFO Zhengyong, Lin Yang and Yi Yang
4.71*	Translation of Purchase Option and Cooperation Agreement dated June 1, 2014 among Lin Yang, Yi Yang, CFO Newrand and CFO Zhengyong
4.72*	Translation of Operation Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong
4.73*	Translation of Technical Support Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong
4.74*	Translation of Strategic Consulting and Service Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong
4.75*	Translation of Loan Agreement dated February 12, 2014 among CFO Zhengyong, Ran Tao and Haibin Wang
4.76*	Translation of Purchase Option and Cooperation Agreement dated February 12, 2014 among Tao Ran, Haibin Wang, Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong
4.77*	Translation of Share Pledge Agreement dated February 12, 2014 among Ran Tao, Haibin Wang and CFO Zhengyong
4.78*	Translation of Operation Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong
4.79*	Translation of Technical Support Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong
4.80*	Translation of Strategic Consulting and Service Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong
4.81*	Translation of Loan Agreement dated May 14, 2014 among CFO Software, Zhiwei Zhao and Jun Wang
4.82*	Translation of Purchase Option and Cooperation Agreement dated May 14, 2014 among Zhiwei Zhao, Jun Wang, CFO Securities Consulting and Software
4.83*	Translation of Operation Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software
4.84*	Translation of Technical Support Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software
4.85*	Translation of Strategic Consulting and Service Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software
4.86
Translation of Labor Contract of Zhao Zhiwei dated June 21, 2010 (incorporated by reference to Exhibit 4.103 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.87
Translation of Labor Contract of Jeff Wang dated May 24, 2011(incorporated by reference to Exhibit 4.104 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)

4.88
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

4.89
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

4.90
Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.91
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

4.92
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

4.93
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

4.94
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

4.95
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

4.96
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

4.97
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

4.98
Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.31 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.99
Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.32 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.100
Translation of Agreement for Change of Parties to the Contract (incorporated by reference to Exhibit 4.33 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.101
Translation of Purchase Agreement between Giant Bright and Hadevan (incorporated by reference to Exhibit 4.34 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.102
Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.35 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.103
Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.36 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.104
Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising (incorporated by reference to Exhibit 4.37 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.105
Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd. (incorporated by reference to Exhibit 4.38 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.106
Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. And Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd. (incorporated by reference to Exhibit 4.123 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.107*	2014 Stock Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.108*
Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)

4.109*	Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng
4.110*	Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. And Golden Pioneer (Beijing) Network Technology Co.
4.111*	Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd.
4.112*	Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd.
4.113*	Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd.
4.114*	Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd.
4.115*	Translation of Online Securities Business Cooperation Agreement between China International Capital Co. Ltd. and Beijing Glory Technology Co., Ltd.
4.116*	Translation of Online Securities Business Cooperation Agreement between Heng Tai Securities Co. Ltd. and Beijing Glory Technology Co., Ltd.
8.1*	List of principal subsidiaries and significant PRC-incorporated affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
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

Date: April 27, 2015	CHINA FINANCE ONLINE CO. LIMITED
/s/ Jeff Wang
	Name:	Jeff Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2012, 2013 and 2014

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Finance Online Co., Limited.

We have audited the accompanying consolidated balance sheets of China Finance Online Co., Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co., Limited, its subsidiaries, its VIEs and its VIEs' subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, China

April 27, 2015

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share-related data)

	December 31,
Assets	2013	2014

Current assets:
Cash and cash equivalents	$36,370,950	$32,538,513
Restricted cash	3,946	5,498
Prepaid expenses and other current assets	3,306,679	8,540,863
Trust bank balances held on behalf of customers	9,999,366	11,922,216
Consideration receivable	13,449,458	13,400,882
Accounts receivable - margin clients, net of allowance for doubtful accounts of $135,275 and nil in 2013 and 2014, respectively	5,976,641	1,698,861
Accounts receivable - others, net of allowance for doubtful accounts of $102,236 and $43,077 in 2013 and 2014, respectively	15,325,284	12,885,493
Loan receivable	10,333,120	10,295,800
Deferred tax assets, current	1,114,438	926,081
Total current assets	95,879,882	92,214,207

Property and equipment, net	3,868,267	4,862,949
Acquired intangible assets, net	7,544,762	2,185,280
Cost method investment	1,138,899	1,217,617
Rental deposits	1,115,152	1,387,653
Goodwill	16,974,437	7,089,780
Guarantee fund deposits	6,877,073	4,874,332
Deferred tax assets, non-current	94,263	71,540
Total assets	$133,492,735	$113,903,358

Liabilities and shareholders' equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,807,846 and $2,954,098 as of December 31, 2013 and December 31, 2014, respectively)	$6,150,118	$4,935,972
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,460,581 and $6,282,466 as of December 31, 2013 and December 31, 2014, respectively)	9,696,462	8,837,734
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $647,560 and $398,936 as of December 31, 2013 and December 31, 2014, respectively)	9,999,366	11,922,216
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,519,554 and $1,997,774 as of December 31, 2013 and December 31, 2014, respectively)	12,572,723	9,852,491
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $414,023 and $300,679 as of December 31, 2013 and December 31, 2014, respectively)	459,209	314,270
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $325,340 and $578,006 as of December 31, 2013 and December 31, 2014, respectively)	325,340	580,197
Total current liabilities	39,203,218	36,442,880

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $632,829 and $353,035 as of December 31, 2013 and December 31, 2014, respectively)	1,986,078	1,372,722
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,886,190 and $546,320 as of December 31, 2013 and December 31, 2014, respectively)	1,886,190	546,320
Total liabilities	43,075,486	38,361,922

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS - continued
(In U.S. dollars, except share-related data)

	December 31,
Commitments and contingencies (Note 23)	2013	2014

Equity:
China Finance Online Co. Limited shareholder's equity:
Ordinary shares (111,145,633 and 112,417,933 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	14,353	56,386,606
Additional paid-in capital	84,346,266	24,207,606
Accumulated other comprehensive income	12,285,615	12,064,338
Retained deficits	(20,875,337)	(28,043,186)
Total China Finance Online Co. Limited shareholders' equity	75,770,897	64,615,364

Noncontrolling interest	14,646,352	10,926,072

Total equity	90,417,249	75,541,436

Total liabilities and equity	$133,492,735	$113,903,358

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share-related data)

	Years ended December 31,
	2012	2013	2014
Net revenues	$29,599,486	$52,738,077	$83,695,885
Cost of revenues	8,089,394	10,570,070	20,352,729

Gross profit	21,510,092	42,168,007	63,343,156

Operating expenses:
General and administrative (including share-based compensation of $765,937 , $2,985,112 and $4,533,562 for 2012, 2013 and 2014, respectively)	11,387,381	15,210,102	17,592,119
Product development (including share-based compensation of $12,017, $39,574 and $52,099 for 2012, 2013 and 2014, respectively)	10,735,570	9,032,327	11,147,873
Sales and marketing (including share-based compensation of $24,771,$10,436 and $113,292 for 2012, 2013 and 2014, respectively)	13,072,017	30,588,236	43,761,473
Loss from impairment of intangible assets	-	-	1,802,125
Loss from impairment of goodwill	-	-	8,149,525

Total operating expenses	35,194,968	54,830,665	82,453,115

Government subsidies	75,883	11,187	659,417

Loss from operations	(13,608,993)	(12,651,471)	(18,450,542)
Interest income	3,177,544	1,340,563	4,044,288
Interest expense	(517,620)	(196,458)	(12,311)
Exchange gain (loss), net	71,516	556,757	(112,672)
Gain from sale of cost method investment	-	-	4,337,736
Equity method investment income	-	2,773,839	-
Short-term investment income	435,105	132,069	58,451
Other income (expense), net	(633,981)	(29,131)	18,236

Loss before income tax expense	(11,076,429)	(8,073,832)	(10,116,814)
Income tax expense	(883,718)	(100,058)	(513,914)

Net loss	$(11,960,147)	$(8,173,890)	$(10,630,728)

Less: net income (loss) attributable to the noncontrolling interest	(104,940)	399,238	(3,462,879)

Net loss attributable to China Finance Online Co. Limited	$(11,855,207)	$(8,573,128)	$(7,167,849)

Net loss per share attributable to China Finance Online Co. Limited
Basic	$(0.11)	$(0.08)	$(0.07)
Diluted	$(0.11)	$(0.08)	$(0.07)

Weighted average shares used in calculating net loss per share
Basic	108,983,249	109,019,513	109,385,712
Diluted	108,983,249	109,019,513	109,385,712

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	130,115	1,195,795	(221,277)
Net unrealized loss on available-for-sale securities, net of tax effects of $5,728, nil and nil for 2012, 2013 and 2014, respectively	(13,110)	-	-
Reclassification adjustment of available-for-sale securities,net of tax effects of nil, nil and nil for 2012, 2013 and 2014, respectively	45,567	-	-

Other comprehensive income (loss), net of tax	162,572	1,195,795	(221,277)

Comprehensive loss	(11,797,575)	(6,978,095)	(10,852,005)

Less: net income (loss) attributable to the noncontrolling interest	(104,940)	399,238	(3,462,879)

Comprehensive loss attributable to China Finance Online Co. Limited	$(11,692,635)	$(7,377,333)	$(7,389,126)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
 (In U.S. dollars, except share-related data)

	Ordinary shares		Additional	Accumulated other comprehensive	Retained	Total China Finance Online Co. Limited	Noncontrolling	Total
	Shares	Amount	paid-in capital	income (loss)	deficits	shareholders' equity	interest	equity
Balance as of January 1, 2012	110,935,383	$14,325	$80,446,578	$10,927,248	$(447,002)	$90,941,149	$(104,908)	$90,836,241

Exercise of share options by employees	20,000	3	3,197	-	-	3,200	-	3,200
Share-based compensation	-	-	713,469	-	-	713,469	89,256	802,725
Acquisition of business combination	-	-	-	-	-	-	871,960	871,960
Net unrealized losses on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for-sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115	-	130,115
Net loss	-	-	-	-	(11,855,207)	(11,855,207)	(104,940)	(11,960,147)
Balance as of December 31, 2012	110,955,383	$14,328	$81,163,244	$11,089,820	$(12,302,209)	$79,965,183	$751,368	$80,716,551

Exercise of share options by employees	190,250	25	30,415	-	-	30,440	-	30,440
Share-based compensation	-	-	2,960,746	-	-	2,960,746	74,376	3,035,122
Acquisition of business combination	-	-	191,861	-	-	191,861	13,421,370	13,613,231
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795	-	1,195,795
Net income (loss)	-	-	-	-	(8,573,128)	(8,573,128)	399,238	(8,173,890)
Balance as of December 31, 2013	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897	$14,646,352	$90,417,249

Transfer share premium to share capital (Note)	-	55,718,184	(55,718,184)	-	-	-	-	-
Exercise of share options by employees	1,164,300	654,055	-	-	-	654,055	-	654,055
Restricted shares issued	108,000	14	-	-	-	14	-	14
Share-based compensation	-	-	4,540,257	-	-	4,540,257	158,696	4,698,953
Business restructure	-	-	(8,960,940)	-	-	(8,960,940)	613,915	(8,347,025)
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(1,030,012)	(1,030,012)
Foreign currency translation adjustment	-	-	207	(221,277)	-	(221,070)	-	(221,070)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)	(3,462,879)	(10,630,728)
Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364	$10,926,072	$75,541,436

Note:
Under Hong Kong Companies Ordinance (Cap.622), which came into force on March 3, 2014, the concept of authorized share capital no longer exists. In accordance with the said Ordinance, the Company’s shares no longer have a par value. There is no impact on the number of shares in issue or the relevant entitlement of any of the shareholders as a result of this transition. In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the said Ordinance, any amount outstanding to the credit of the share premium has become part of the Company’s share capital.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Operating activities:
Net loss	$(11,960,147)	$(8,173,890)	$(10,630,728)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share-based compensation	802,725	3,035,122	4,698,953
Depreciation and amortization	3,062,461	2,164,992	1,973,423
Provision of allowance for doubtful accounts	1,203	521,567	(193,832)
Gain from equity method investment	-	(2,773,839)	-
Gain from short-term investments	(435,105)	(132,069)	(58,451)
Deferred taxes	568,521	(357,014)	(106,900)
Loss on disposal of property and equipment	237,154	163,963	194,136
Gain from sale of cost method investment	-	-	(4,337,736)
Loss from impairment of intangible assets	-	-	1,802,125
Loss from impairment of goodwill	-	-	8,149,525
Gain from business restructure	-	-	(90,666)
Changes in assets and liabilities:
Accounts receivable, others	(3,495,881)	(8,132,005)	2,371,865
Accounts receivable, margin clients	(2,129,273)	8,933,007	4,413,011
Prepaid expenses and other current assets	471,699	1,131,750	(1,284,341)
Advances to employees	(1,051,971)	1,071,769	-
Trust bank balances held on behalf of customers	9,894,410	(1,181,312)	(1,928,568)
Restricted cash	468,367	7,143	(1,560)
Rental deposits	(2,796)	(273,402)	(368,933)
Guarantee deposit funds	-	(4,881,966)	865,963
Amount due from noncontrolling shareholders	-	-	(1,821,928)
Deferred revenue	(15,332,999)	(2,866,258)	(1,749,432)
Account payable	516,086	11,666,365	(2,671,121)
Accrued expenses and other current liabilities	(715,741)	(1,189,465)	161,455
Amounts due to customers for the trust bank balance held on their behalf	(9,894,410)	1,181,312	1,928,568
Income taxes payable	(47,235)	242,886	(142,692)
Net cash (used in) provided by operating activities	$(29,042,932)	$158,656	$1,172,136

Investing activities:
Purchase of property and equipment	(775,437)	(833,921)	(3,158,042)
Purchase of intangible assets	(2,063,361)	(578,624)	(81,378)
Acquisition of businesses (net of cash acquired of $14,073, $121,044 and nil for the years ended December 31, 2012, 2013 and 2014, respectively)	(2,834,434)	(3,627,963)	(705,180)
Business restructure	-	-	(2,873,988)
Acquistioin of equity method investment	-	(21,525,608)	-
Proceeds from transfer of equity method investment	-	11,445,202	-
Loan given to equity method investee	-	(20,461,773)	-
Repayment of loans given to equity method investee	-	10,247,235	-
Purchase of short-term investments	(28,277,746)	(83,911,858)	(90,694,201)
Proceeds from sales of short-term investments	36,767,023	86,716,413	90,764,098
Acquisition of cost method investment	(802,202)	(309,698)	(81,378)
Proceeds from sales of cost method investment	-	-	2,168,868
Restricted cash	542,818	29,282,705	-
Loan receivable	8,379,638	994,459	-
Proceeds from disposal of fixed assets	24,556	140,942	63,038
Net cash provided by (used in) investing activities	$10,960,855	$7,577,511	$(4,598,163)

Financing activities:
Proceeds from stock options exercised by employees	3,200	640	654,069
Proceeds from capital injection of noncontrolling shareholders	-	1,397,616	-
Repayment of short-term loan	(5,672,004)	(13,536,161)	-
Dividends paid to noncontrolling shareholders	-	-	(1,025,788)
Net cash used in financing activities	$(5,668,804)	$(12,137,905)	$(371,719)

Effect of exchange rate changes	$15,785	$(133,308)	$(34,691)

Net decrease in cash and cash equivalents	(23,735,096)	(4,535,046)	(3,832,437)

Cash and cash equivalents, beginning of year	64,641,092	40,905,996	36,370,950
Cash and cash equivalents, end of year	$40,905,996	$36,370,950	$32,538,513

Supplemental disclosure of cash flow information
Income taxes paid	375,107	81,188	758,006
Interest paid	$516,311	$174,353	$5,130

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited ("China Finance Online" or the "Company") was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") is a leading web-based financial services company in China.

The company provides Chinese retail investors with online access to securities, commodities and wealth management products, as well as financial database and analytics services to institutional customers. The Company's two prominent flagship portal sites www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2014 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	Legal ownership interest	Principal activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. ("CFO Beijing")	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. ("CFO Software")	Beijing, PRC	Dec. 7, 2004	100%	N/A
Fortune (Beijing) Success Technology Co., Ltd. ("CFO Success")	Beijing, PRC	Oct. 16, 2007	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. ("CFO Genius")	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. ("CFO Stockstar")	Shanghai, PRC	Oct. 1, 2006	100%	N/A
Zhengyong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd ("CFO Zhengtong")	Shanghai, PRC	Jun. 24, 2008	100%	N/A
iSTAR Financial Holdings Limited ("iSTAR Financial Holdings")	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co. Limited ("iSTAR Securities")	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co. Limited ("iSTAR Futures")	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Co. Limited ("iSTAR Wealth Management")	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising, future contract advising and asset management
iSTAR International Credit Co. Limited ("iSTAR Credit")	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. ("CFO Fuhua")	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. ("CFO Chongzhi")	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. ("CFO Qicheng")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. ("CFO Newrand ")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shanghai Stockstar Securities Advisory and Investment Co., Ltd. ("CFO Securities Consulting")	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
Shanghai Stockstar Wealth Management Co., Ltd. ("Stockstar Wealth Management")	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. ("CFO Meining")	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription, and SMS
Shenzhen Newrand Securities Training Center ("CFO Newrand Training")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. ("CFO Huiying")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd ("CFO Tahoe")	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Shenzhen Shangtong Software Co., Ltd. ("CFO Shenzhen Shangtong")	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Fujian) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Fujian")	Fujian, PRC	Jan. 6, 2013	Nil	Precious metals brokerage
Zhengjin (Shanghai) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Shanghai")	Shanghai, PRC	Dec. 12, 2013	Nil	Precious metals brokerage
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Zhengjin Tianjin")	Tianjin, PRC	Jul. 23, 2013	Nil	Precious metals brokerage
Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui")	Tianjin, PRC	Sep. 30, 2013	Nil	Precious metals brokerage
Zhengjin (Beijing) Wisdom Petroleum and Chemical Investment Management Co., Ltd. ("CFO Zhengjin Beijing")	Beijing, PRC	Jan. 13, 2014	Nil	N/A
Yinglibao (Beijing) Technology Co., Ltd. ("CFO Yinglibao")	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Qingdao) Wisdom Trading Co., Ltd. ("CFO Zhengjin Qingdao")	Qingdao, PRC	Sep. 4, 2014	Nil	N/A
Zhengjin (Jiangsu) Precious Metals Co., Ltd. ("CFO Zhengjin Jiangsu")	Nanjing, PRC	Nov. 19, 2014	Nil	Precious metals brokerage

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

People's Republic of China ("PRC") regulations prohibit or restrict direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company's VIEs and their equity owners who are PRC citizens.

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company's wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Zhengtong (collectively, the "WFOEs" and each a "WFOE"). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs' activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Group has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, the agreements with the VIEs provide the WFOEs with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, resembling a parent-subsidiary relationship between the WFOEs and the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the WFOEs. In addition, through the other exclusive agreements, which consist of strategic consulting services agreement, technical support services agreement and operating support services agreement, the WFOEs demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company's interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") Topic 810 ("ASC 810") because the Company holds all the variable interests of the VIEs through the WFOEs.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2014 were as follows:

VIE name	Contractual arrangement	Date counterpart

CFO Fuhua	May 27, 2004	CFO Beijing
CFO Chongzhi	June 8, 2008	CFO Software
CFO Newrand	October 17, 2008	CFO Zhengyong
CFO Qicheng	November 20, 2009	CFO Chuangying
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong
CFO Securities Consulting	May 14, 2014	CFO Software

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

The consolidated VIEs operate securities investment advisory business and precious metals trading business. The following table presents the most important revenue-producing assets to operate securities investment advisory business and precious metals trading business, respectively. Each of which was recognized in the Company's consolidated financial statements.

	December 31 ,
	2013	2014

Securities investment advisory business:
Securities consulting license	$5,012,884	$-

Precious metals business:
Precious metals trading right	1,295,740	1,291,061
Completed technology	47,608	-
Customer relationship	1,188,530	894,219
	$2,531,878	$2,185,280
	$7,544,762	$2,185,280

The VIEs also hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to www.jrj.com and www.stockstar.com and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets were recorded on the Company's consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	Years ended December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	$18,760,701	$17,615,035
Consideration receivable	13,449,458	13,400,882
Account receivable -others, net	19,406,559	22,217,745
Loan receivable	10,333,120	10,295,800
Others	4,477,360	6,558,399
Total current assets	$66,427,198	$70,087,861

Non-current assets
Property and equipment, net	1,843,201	3,242,905
Acquired intangible assets, net	7,544,762	2,185,280
Cost method investment	829,201	907,919
Rental deposits	676,280	913,187
Guarantee fund deposits	6,601,095	4,604,924
Investment in subsidiaries	29,143,486	43,751,417
Deferred tax assets, non-current	26,171	13,328
Total assets	$113,091,394	$125,706,821

Third-party liabilities
Current liabilities
Accrued expenses and other current liabilities	12,704,555	10,514,186
Accounts payable	16,667,516	18,843,147
Total current liabilities	$29,372,071	$29,357,333

Non-current liabilities	2,519,019	899,356

Total third-party liabilities	$31,891,090	$30,256,689

Inter-company liabilities	$39,822,918	$42,155,248

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Year ended December 31,
	2012	2013	2014

Net revenues	$17,271,563	$58,549,393	$98,207,958
Net income (loss)	$(6,948,118)	$(5,469,402)	$12,305,855

	Year ended December 31,
	2012	2013	2014

Net cash (used in) provided by operating activities	$(13,860,354)	$(14,469,067)	$3,204,749
Net cash provided by (used in) investing activities	3,449,449	(9,440,165)	(5,685,885)
Net cash provided by financing activities	6,461,007	35,830,988	1,430,739
Effect of exchange rate changes	$52,740	$(46,900)	$(95,269)

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Restricted cash

Restricted cash is the deposit in bank accounts for providing guarantee to subscription revenue customers by CFO Securities Consulting in accordance with the requirement of China Securities Regulatory Commission ("CSRC"). The restriction period is one year.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's financial statements include account receivable, cost method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were nil, nil and $1,802,125 impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2012, 2013 and 2014.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

The Group performed the annual impairment tests on December 31 of each year. Based on the Group's assessment, the Group recorded nil, nil and $8,149,525 goodwill impairment losses during the years ended December 31, 2012, 2013 and 2014, respectively. In addition, there was no impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2012, 2013 and 2014.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Group utilizes derivative instruments to manage exposures to commodity price risks for the Group and its customers in its precious metals business. The Group’s objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially recorded in OCI, net of tax, and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. Gains and losses from changes in fair values of derivatives that are not designated as cash flow hedges for accounting purposes are recognized in earnings. The Group has no derivatives as of December 31, 2013 and 2014.

The Group's derivative contracts consist of commodity based derivatives. Fair values of exchange-traded derivatives are generally determined from quoted market prices. Where possible, the Group verifies the values produced by pricing models by comparing them to market transactions. Inputs may involve judgment where market prices are not readily available. The Group does not elect hedge accounting under the Derivatives and Hedging Topic of the ASC in accounting for derivatives used as economic hedges on its commodities.

The Group may also hold proprietary positions in its precious metals line of business. On a limited basis, the Group's precious metals trade desk will accept a customer transaction and could offset that transaction with a similar but not identical position with counterparty. These unmatched transactions are intended to be short-term in nature and are often conducted to facilitate the most effective transaction for the Group's customer. These spot contracts are accounted for as free-standing derivatives and reported in the consolidated balance sheets at their fair values. The Group does not seek hedge accounting treatment for these derivatives, and accordingly, the changes in fair value during the period are recorded in the consolidated statements of comprehensive income. The Group has no open proprietary positions as of December 31, 2013 and 2014.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition

Precious metals trading

In 2013, The Group launched precious metal trading business and derives commission income, carrying charges and trading revenues from its precious metals trading services.

Commission income is recognized on a trade basis based on their customers' trading volumes. The commission earned is fixed no matter how the client's open positions are ultimately settled. Additionally, the Group charges carrying charges to its customers.  The commissions and carrying charges are presented in net revenues in the statement of comprehensive income.

Amounts are settled with the Exchange by both the Group and the customers and the exchange then settles with any counterparty. The exchange offsets the Group's gains and losses and amounts receivable and amounts payable from the exchange are presented net on the statement of financial position as the Group and the exchange settle net.

Trading gains, net include brokerage fees and margins generated from derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Group acts as market maker in the purchase and sale of commodities derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases, particularly the precious metals business, even longer periods (during which fair value may fluctuate). Therefore, trading gains, net includes activities from the Group's operations of a proprietary commodity trades. Net trading gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition- continued

Precious metals trading-continued

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. The following table presents the totally recognized net revenue from precious metal trading business, consisted of:

	Years ended December 31,
	2013	2014

Commodity trading gains	$18,537,459	$38,297,005
Commission income	10,953,632	17,397,978
Carrying charges	633,154	4,396,134
	$30,124,245	$60,091,117

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2012, 2013, and 2014, business taxes and related surcharges totaled $639,880, $598,044 and $1,425,835, respectively.

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

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2012, 2013 and 2014, the Group recognized $1,348,564, $639,936 and $425,908, respectively, in VAT refunds.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $26,848,249, $26,974,664 and $19,726,992 at December 31, 2012, 2013 and 2014 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $753,107, $2,391,762 and $7,505,506 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our precious metals trading business. Total commissions paid were $161,035, $3,125,982 and $11,546,126 for the years ended December 31, 2012, 2013 and 2014.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, cost method investment, loan receivable and accounts payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, loan receivable and accounts payable approximate their fair value due to their short-term maturities.

The carrying value of the cost method investment was $1,138,899 and $1,217,617 as of December 31, 2013 and 2014, which approximate the fair value of the investment based on the valuation performed by the Company.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2013		2014
	Amount	%	Amount	%

A	$3,885,608	18.2	$-	-
B	*	*	$1,963,900	13.5
C	*	*	$5,044,178	34.6

*           Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group's revenues during 2012, 2013, or 2014.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern", which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The FASB believes that requiring management to perform the assessment will enhance the timeliness, clarity, and consistency of related disclosures and improve convergence with IFRSs (which emphasize management’s responsibility for performing the going-concern assessment). However, the time horizon for the assessment (look-forward period) and the disclosure thresholds under U.S. GAAP and IFRSs will continue to differ. The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter; early adoption is permitted. The Group does not anticipate that this adoption will have a significant impact on its financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements- continued

In January 2015, the FASB issued ASU 2015-01 "Income Statement- Extraordinary and Unusual Items (Subtopic 225-20)". This Update eliminates from GAAP the concept of extraordinary items, required that an entity separately classify, present, and disclose extraordinary events and transactions. The Board concluded that the amendments in this Update will not result in a loss of information because although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group does not anticipate that this adoption will have a significant impact on its financial statements.

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis". The Board is issuing the amendments in this Update to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Under the amendments in this Update, all reporting entities are within the scope of Subtopic 810-10, Consolidation - Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions no longer cause decision makers to consolidate VIEs in certain instances. The amendments place more emphasis in the consolidation evaluation on variable interests other than fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the amendments in this Update reduce the extent to which related party arrangements cause an entity to be considered a primary beneficiary. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements- continued

In April 2015, the FASB issued ASU 2015-03, "Interest- Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs", which regards to the different balance sheet presentation requirements for debt issuance costs and debt discount and premium. To simplify presentation of debt issuance costs, the amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). The Group does not anticipate that this adoption will have a significant impact on its financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

3.	ACQUISITIONS

Acquisition of CFO Tahoe

On September 30, 2013, Shanghai Stockstar Wealth Management Co., Ltd. ("Stockstar Wealth Management"), an affiliate of the Company, paid $6,506,181 to subscribe the newly issued shares of Shenzhen Tahoe Investment and Development Co., Ltd. ("CFO Tahoe") and acquired 60% of the equity interest. CFO Tahoe held the 55% share equity in Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui"), with which the Company expects to develop the precious metals trading business in the future. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to precious metal business and other related services operating segment. The net revenue and net income of CFO Tahoe in the amount of $5,988,280 and $1,864,234, respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2013.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

		Useful life
		(Years)
Purchase price allocation:
Cash and cash equivalents	$14,073
Prepaid and other current assets	215,868
Accounts receivable	949
Property and equipment, net	625,258
Rental deposit	8,998
Acquired intangible assets
Security consulting license	2,065,168	15
Core technology	66,465	5
Total assets acquired	2,996,779

Accounts payable	(137,665)
Accrued expenses and other current liabilities	(1,608,027)
Income tax payable	(30,780)
Deferred tax liabilities	(532,908)
Total net assets	687,399
Noncontroling interests	(871,960)
Goodwill	3,033,068
Total purchase price	$2,848,507

On July 1, 2013, CFO GB entered into a series of contractual arrangement with CFO East Win to acquire the remaining 30% equity interest in CFO East Win. The consideration was the 10% shares of CFO GB, whose fair value was $586,954 valued by a third party appraiser.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

	For the year ended December 31,
	2012 (unaudited)	2013 (unaudited)
Revenues	$36,237,382	$60,646,859
Net loss attributable to China Finance Online Co. Limited	(15,202,149)	(9,978,159)

Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.14)	$(0.09)
- diluted	$(0.14)	$(0.09)

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

4.	BUSINESS RESTRUCTURE

On June 1, 2014, the Group signed a series of contractual arrangements for the business restructure. Pursuant to the arrangements, the Group disposed (i) its entire 100% equity interest of several VIEs and subsidiaries of VIEs designated under the contract, (ii) the workforce and assets from the acquisition of Champion Connection's business related to the institutional subscription services to CFO GB and CFO MF's noncontrolling shareholders. In addition, the Group also should pay 20% net income of three subsidiaries of VIEs related to the precious metal trading services designated under the contract, and a cash consideration of $1,620,877, to get (i) 20% equity interest of CFO Tahoe, and (ii) 40% equity interest of CFO GB and 30% CFO MF. The Group recognized a gain from the disposal with an amount of $90,666 in the consolidated statement of comprehensive income for the year ended December 31, 2014.

5.	ACCOUNTS RECEIVABLE

	December 31,
	2013	2014
Accounts receivable-margin clients	$6,111,916	$1,698,861
Less: Allowance for doubtful accounts	(135,275)	-

Accounts receivable- margin clients, net	$5,976,641	$1,698,861

Accounts receivable-others	15,427,520	12,928,570
Less: Allowance for doubtful accounts	(102,236)	(43,077)

Accounts receivable-others, net	$15,325,284	$12,885,493

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in iSTAR Securities, which is pledged by the customer's purchased securities.

Accounts receivable-others represent the receivables derived in precious metals trading business and other ordinary business without any collateral or other security from its customers.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

6.	CONSIDERATION RECEIVABLE

In order to enhance our return on cash during the strategic transition period, in March 2013, the Group made an equity method investment to a real estate developer in Langfang City, Hebei Province (the "Lang Fang Developer"). The Group invested an aggregate $22,142,400 in consideration for 49% of its equity interests. In December 2013, the Company transferred this investment to two third party companies at the consideration of $24,930,702. As of December 31, 2013, the Company has collected $11,481,244 in cash. The carrying balance of consideration receivable was $13,449,458 and $13,400,882 as of December 31, 2013 and 2014, respectively. (Note 26)

The consideration receivable was pledged by the 100% equity interests of Langfang Developer. As of December 31, 2014, based on the valuation of the 100% equity interests of Langfang Developer performed by a third party appraiser, there was no impairment loss of the consideration receivable.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014
Prepayment of advertising fees	$281,590	$213,837
Advertising deposit	250,837	355,390
Advances to suppliers	1,182,555	840,308
VAT refund receivable	141,292	139,908
Interest receivable	419,991	1,264,075
Prepayment of office rental	185,698	380,325
Amount due from noncontrolling shareholders (i)	-	2,393,645
Sales of cost method investment receivable (Note 11)	-	2,168,868
Other current assets	844,716	784,507
	$3,306,679	$8,540,863

(i) The due from noncontrolling shareholders represents the interest free loans to the noncontrolling shareholders. Pursuant to the agreement, all the loans were for temporary cash turnover purpose and should be repaid before June 30, 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

8.	LOAN RECEIVABLE

The Group has loan receivable due from third parties, which consisted of the following:

	As of December 31,
	2013	2014	Interest rate	Period
A(i)	$10,333,120	$10,295,800	1.5% per month	October 9, 2013 to October 20, 2014
			19-21% per annum	October 21, 2014 to December 31, 2014
	$10,333,120	$10,295,800

(i)
The loan was made to the Langfang Developer, in which the Group also made an equity method investment in 2013 (Note 6). The principal and its return are pledged by the 100% equity interests of Langfang Developer.

In September 2014, the Company's board of directors approved an extension of the outstanding loan to December 31, 2014.

As of December 31, 2014, based on the valuation of the 100% equity interests of Langfang Developer performed by a third party appraiser, there was no impairment loss of the loan. (Note 26)

The following table presents changes in loan receivable for the twelve-month period ended December 31, 2013 and 2014, respectively:

	December 31,
	2013	2014
Beginning balance	$1,205,604	$10,333,120
Additioins	10,333,120	-
Collection	(995,190)	-
Write-offs	(209,956)	-
Exchange difference	(458)	(37,320)
Ending balance	$10,333,120	$10,295,800

9.	SHORT-TERM INVESTMENTS

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2013 and 2014, the Group did not hold any trading securities. Gains from the trading securities were recognized in the consolidated statement of operations for the years ended December 31, 2012 and 2013 were $113,152 and nil, respectively. For the year ended December 2014, the Group recognized a loss from the trading securities of $47,941 in the consolidated statement of comprehensive income.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

9.	SHORT-TERM INVESTMENTS - continued

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2013 and 2014, respectively:

	December 31,
	2013	2014
Beginning balance	$-	$-
Purchases	81,664,295	90,205,903
Redemption	(81,824,078)	(90,323,594)
Realized gain	127,835	106,392
Exchange difference	31,948	11,299
Ending balance	$-	$-

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2013 and 2014, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2014
	Proceeds	Costs	Gains	Exchange difference
Available-for-sale securities	$90,323,594	$90,205,903	$106,392	$11,299
Total	$90,323,594	$90,205,903	$106,392	$11,299

	Year ended December 31, 2013
	Proceeds	Costs	Gains	Exchange difference
Available-for-sale securities	$81,824,078	$81,664,295	$127,835	$31,948
Total	$81,824,078	$81,664,295	$127,835	$31,948

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 10.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

10.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group's trading securities and available-for-sale securities as measured, held-to-maturity securities as disclosed are determined based on the discounted cash flow method.

The Group's financial assets measured or disclosed at fair value on a recurring basis both were nil as of December 31, 2013 and 2014.

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2013 and 2014, respectively:

	December 31,
	2013	2014
Beginning balance	$-	$-
Purchases	81,664,295	90,205,903
Redemption	(81,824,078)	(90,323,594)
Realized gain	127,835	106,392
Exchange difference	31,948	11,299
Ending balance	$-	$-

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

11.	COST METHOD INVESTMENT

In 2012, the Group made a cost method investment. The carrying amount of the cost method investments was $802,202 as of December 31, 2012. As result of an addition investment of $309,698 in 2013, the carrying balance of such investment was $1,138,899 as of December 31, 2013.

In 2014, the Group made another cost method investment of $81,064. The total carrying balance of such cost method investments were $1,217,617 as of December 31, 2014.

In 2014, the Company sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the disposal of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4,337,736, of which $2,168,868 was remained receivable as of December 31, 2014 (Note 7 and Note 26).

These investments are recorded as cost method investments, as the Company did not have a significant influence to the investee. There was no impairment of the Group's cost method investment for the year ended December 31, 2013 and 2014.

12.	EQUITY METHOD INVESTMENT

In March, 2013, the Company's Board of Directors approved and authorized the Group's participation in a real estate project. Pursuant to the investment agreement entered into in connection with the real estate project, the Group owned 49% of the equity interest with a consideration of $21,525,608. In December, 2013, the Group transferred the total 49% of the equity interest to a third party. Gains from the equity method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2013 were $2,773,839.

The investee meets the definition of variable interest entity (VIE). The Group consolidates all entities that control by ownership of a majority voting interest as well as variable interest entities for which the Group is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

13.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2013	2014
Technology infrastructure	$10,299,529	$9,842,789
Computer equipment	1,840,958	1,995,876
Furniture, fixtures and equipment	3,548,706	4,052,425
Motor vehicle	609,345	929,340
Leasehold improvements	4,173,025	4,610,488
	20,471,563	21,430,918
Less: accumulated depreciation	(16,603,296)	(16,567,969)
	$3,868,267	$4,862,949

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 were $2,838,031, $1,732,035 and $1,524,655, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

14.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2013 and 2014 were as follows:

	December 31
	2013			2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Disposal	Net carrying amount
Intangible assets not subject to amortization:
Precious metal trading right	$1,295,740	$-	$1,295,740	$1,372,773	$-	$-	$(81,712)	$1,291,061
Intangible assets subject to amortization:
Completed technology	68,887	(21,279)	47,608	68,639	(27,187)	(41,452)	-	-
Customer relationship	1,261,297	(72,767)	1,188,530	1,256,741	(362,522)	-	-	894,219
Securities consulting license and related trademarks	5,590,273	(577,389)	5,012,884	5,570,082	(741,279)	(1,760,673)	(3,068,130)	-
	$8,216,197	$(671,435)	$7,544,762	$8,268,235	$(1,130,988)	$(1,802,125)	$(3,149,842)	$2,185,280

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $224,430, $432,957 and $448,768, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $289,985, $289,985, $289,985 and $24,265 for 2015, 2016, 2017 and 2018, respectively.

There was no impairment on intangible assets for the year ended December 31, 2012 and 2013. For the year ended December 31, 2014, the Group recorded an impairment loss on its intangible assets in the amount of $1,802,125 associated with the acquired completed technology and securities consulting license and related trademarks due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. During 2014, the Group disposed its intangible assets in the amount of $3,149,842 associated with the acquired precious metal trading right and securities consulting license and the related trademarks due to the business restructure.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

15.	GOODWILL

Changes in goodwill for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Precious Metals trading	Investment advisory services	Institutional subscription services	Total
Balance as of January 1, 2012	$-	$-	$-	$-
Acquisition of CFO East Win (Note 3)	-	3,033,068	-	3,033,068
Exchange difference	-	16,213	-	16,213
Balance as of December 31, 2012	$-	$3,049,281	$-	$3,049,281

Acquisition of CFO Tahoe (Note 3)	7,056,338	-	-	7,056,338
Acquisition of Champion Connection's business (Note3)	-	4,867,660	1,676,490	6,544,150
Acquisition of CFO Netinfo (Note 3)	-	168,887	-	168,887
Exchange difference	59,141	96,640	-	155,781
Balance as of December 31, 2013	$7,115,479	$8,182,468	$1,676,490	$16,974,437

Impairment of CFO East Win	-	(3,112,365)	-	(3,112,365)
Impairment of Champion Connection's business	-	(4,867,660)	-	(4,867,660)
Disposal of Champion Connection's business (Note 4)	-	-	(1,676,490)	(1,676,490)
Impairment of CFO Netinfo	-	(169,500)	-	(169,501)
Exchange difference	(25,699)	(32,943)	-	(58,641)
Balance as of December 31, 2014	$7,089,780	$-	$-	$7,089,780

During the third quarter of 2013, the Group made a series of business acquisition and restructures. The Company has re-categorized its reporting units to better reflect the evolving nature of its businesses and reallocated its goodwill. The goodwill related to acquisition of CFO Tahoe was allocated to precious metals trading reporting unit; the goodwill related to the acquisition of CFO East Win, CFO Netinfo and Champion Connection's investment advisory business were allocated to investment advisory services reporting unit and the goodwill related to the acquisition of Champion Connection's institutional subscription business were allocated to the institutional reporting unit.

In the second quarter of 2014, due to the new business redirection to develop our online brokerage services "Securities Master", the Group was expected to suffer reduced cash flow in its investment advisory reporting unit. With the assistance of a third party appraiser, the Group recognized an impairment loss of $8,149,525 related to the investment advisory services reporting unit. On June 1, 2014, the Group disposed all of goodwill related to the institutional reporting unit of $1,676,490 as a result of the business restructure (Note 4). The Group also performed a goodwill impairment test related to precious metals trading business as of December 31, 2014 and no impairment loss was recorded.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

15.	GOODWILL- continued

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

Based on the impairment tests performed, the Group recognized impairment losses of nil, nil and $8,149,525 for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

16.	Accounts payable

Accounts payable consist of:

	December 31,
	2013	2014
Amount due to customers of H.K. brokerage business	$7,039,937	$7,982,827
Amount due to sales agents	4,202,811	583,367
Amount due to noncontrolling shareholders	1,175,319	876,911
Others	154,656	409,386
	$12,572,723	$9,852,491

17.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2013	2014
Accrued bonus	$3,687,135	$3,612,689
Accrued professional service fees	676,758	760,780
Withholding individual income tax-option exercise	61,683	61,683
Value added taxes and other taxes payable	915,601	945,471
Accrued raw data cost	565,747	762,492
Accrued bandwidth cost	68,168	127,650
Accrued welfare benefits	117,392	72,160
Acquisition consideration payable	2,221,680	-
Amount payable related to business restructure (Note 4)	-	360,520
Accrued sales service fees	213,314	491,981
Others	1,168,984	1,642,308
	$9,696,462	$8,837,734

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2014, the Company and its subsidiaries have six share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $802,725, $3,035,122, and $4,698,953 for 2012, 2013, and 2014, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the "2004 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. We amend the 2004 Plan in September 2004, August 2006, June 2009 and June 2010. The total number of ordinary shares authorized under the 2004 Plan was 30,688,488, and all of these authorized ordinary shares were granted to directors, officers, employees and non-employees as of December 31, 2014.

Options to employees

During 2013, the Company granted totaling 7,740,000 stock options to directors, officers and employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years except the 3,300,000 shares granted to the two officers which vest over 2 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Years ended December 31, 2013

Weighted average risk free rate of return	1.40%
Weighted average expected option life (years)	6.14
Expected volatility rate	76.67%
Dividend yield	-

 CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Options to non-employees

During 2013, the Company granted 6,260,000 options under the 2004 Plan to consultants and strategic advisers. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over one year.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2012		2013		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	11,994,698	$0.96	11,144,998	$0.93	24,505,348	$0.54
Granted	-	-	14,000,000	0.25	-	-
Exercised	(20,000)	0.16	(190,250)	0.16	(1,164,300)	0.54
Forfeited	(829,700)	1.35	(449,400)	1.25	(2,014,888)	0.27
Outstanding at end of year	11,144,998	$0.93	24,505,348	$0.54	21,326,160	$0.57
Shares exercisable at end of year	10,856,838	$0.92	10,500,548	$0.93	14,070,240	$0.73

The following table summarizes information with respect to stock options outstanding at December 31, 2014:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2014	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31,2014
$0.16	1,095,000				1,095,000
$1.314	1,035,200				1,035,200
$1.316	27,000				27,000
$1.12	400,000				400,000
$1.16	200,000				200,000
$1.07	700,000				700,000
$0.96	2,286,000				2,286,000
$1.318	53,600				53,600
$1.26	413,360				413,360
$1.648	10,000				10,000
$1.426	2,099,000				2,099,000
$1.43	50,000				50,000
$0.25	12,957,000				5,701,080
	21,326,160	6.16	$0.57	$11,774,622	14,070,240	$0.73	$5,868,304

 CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2012, 2013 and 2014 was nil, $0.17 and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $1,360, $208,895, and $647,701, respectively. The total fair value of shares vested during the year ended December 31, 2012, 2013 and 2014 were $663,519, $141,549 and $3,080,628, respectively.

As of December 31, 2013, 1,100,240 ordinary shares were available for future grant of awards. The Company recognized share-based compensation expenses of $207,678, $2,539,274 and $2,664,317 for stock option in the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there were $918,890 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of two year.

Restricted shares to employees

On January 2, 2014, the Company granted remaining 1,100,240 ordinary shares, which were in the form of restricted shares, to employees under 2004 Plan. The vesting of the restricted shares is subject to rendering service to the Company for three years. Based on the Company's requisite service period stated in the 2004 Plan, 396,086 shares were vested as of January 2, 2015, of which 108,000 shares were issued to an employee as of December 31, 2014. The fair value of restricted shares is $1.106, which equal to the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $762,568. As of December 31, 2014, there were $454,297 unrecognized share-based compensation expenses relating to the restricted shares, which are expected to be recognized over a weighted average period of two years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2007 Equity incentive plan

In July 2007, the Company adopted the 2007 Equity incentive plan (the "2007 Plan") and granted nonvested shares covering 10,558,493 ordinary shares of the Company to the employees who were eligible for the 2007 Plan. The vesting of the nonvested shares are subject to achieving certain operating performance targets and rendering service to the Company for the requisite service period stated in the 2007 Plan. Based on the Company's operating performance, 8,658,048 shares were vested as of December 31, 2010.

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company’s achievement of the performance targets.

As of December 31, 2014, there was no nonvested shares become activated and vested due to the performance targets were not achieved, and nil share-based compensation expenses relating to the nonvested shares was recognized.

A summary of the status of the nonvested shares as of December 31, 2012, 2013 and 2014, and changes during the year ended December 31, 2014 is presented below.

Nonvested shares	Shares	Weighted- average grant/ modification date fair value	Aggregate intrinsic value

At the beginning of year 2013	1,900,445	$0.27	$433,301

Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-

At the end of year 2013	1,900,445	$0.252	$2,390,760

Granted	1,099,555	$0.82	$901,635
Vested	-	-	-
Forfeited	-	-	-

At the end of year 2014	3,000,000	$0.82	$3,192,000

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES - continued

2010 Equity incentive plan of iSTAR Financial Holdings

In November 2010, iSTAR Financial Holdings, a subsidiary of the Company, implemented the "2010 equity incentive plan" (the "2010 Plan") under which the Company transferred 1,500 nonvested shares which representing 15% of total iSTAR Financial Holdings' equity interest to its management group as a share incentive. If the grantees left the Company before the third anniversary of the grant date when the nonvested shares become vested, they should transfer the shares to the Company at no consideration. Therefore, the total share based compensation expenses are recognized ratably over the three years of vesting period. In addition, as the grantees are entitled to all the shareholder's rights, including the dividend rights since the date of grant, the 15% share of the earnings of iSTAR Financial Holdings is recognized as noncontrolling interest on the Company's consolidated financial statements since November 1, 2010, the date of grant.

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $595,049, $495,848 and nil share based compensation cost in 2012, 2013 and 2014, respectively.

As of December 31, 2013, all compensation cost relating to nonvested shares was recognized.

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The total number of ordinary shares authorized under the 2014 Plan was 5,000,000 as of December 31, 2014.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Options to employees

During 2014, the Company granted totaling 1,930,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,2014
Weighted average risk free rate of return	1.39%	-	1.62%
Weighted average expected option life (years)	6.82	-	6.87
Expected volatility rate	77.74%	-	79.37%
Dividend yield		-

(1)	Expected volatility

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Options to non-employees

During 2014, the Company granted 30,000 options under the 2014 Plan to a consultant. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over 3 years.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2014
	Number of options	Weighted average exercise price
Outstanding at beginning of year	-	$-
Granted	1,960,000	0.90
Exercised	-	-
Forfeited	(100,000)	0.88
Outstanding at end of year	1,860,000	$0.89
Shares exercisable at end of year	-	-

The following table summarizes information with respect to stock options outstanding at December 31, 2014:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2014	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2014

$0.878	1,470,000				-
$0.92	290,000				-
$1.032	50,000				-
$1.038	50,000				-
	1,860,000	9.65	$0.89	$318,080	-	-	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Summary of stock options to employees and non-employees – continued

The weighted-average grant-date fair value of options granted during the years 2014 was $0.63. The total intrinsic value of options exercised during the years ended December 31, 2014 was nil. The total fair value of shares vested during the year ended December 31, 2014 was nil.

As of December 31, 2014, 210,000 shares were available for future grant of awards. The Company recognized share-based compensation expenses of $148,451 for stock option in the years ended December 31, 2014.

As of December 31, 2014, there were $870,776 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of three year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company's requisite service period stated in the 2014 Plan, there was no share vested as of December 31, 2014. The fair value of restricted shares was $0.878, which was the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $310,888 relating to the restricted shares granted to employees. As of December 31, 2014, there were $1,251,952 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 1.5 years.

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These options vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. The Company recognized share-based compensation expenses of $245,958 relating to the restricted shares granted to non-employees. As of December 31, 2014, there were $977,642 unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees, which are expected to be recognized over a weighted average period of 1.5 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

18.	STOCK OPTIONS AND NONVESTED SHARES – continued

Restricted shares of Shanghai Shangtong Co., Ltd. ("CFO Shangtong") and Huifu Jinyuan Co., Ltd. ("CFO Huifu")

On July 1, 2014, CFO Shangtong and CFO Huifu, two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and CFO Huifu. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $28,965 and $2,464,455, which equal to the fair value of the CFO Shangtong and CFO Huifu's 10% net assets at the effective date of the agreement, respectively. The Company recognized share-based compensation expenses of $6,614 and $562,718 relating to CFO Shangtong and CFO Huifu, respectively. As of December 31, 2014, there were $22,351 and $1,901,737 unrecognized share-based compensation expenses, respectively, which are expected to be recognized over a weighted average period of 4.5 years.

19.	INCOME TAXES

Hong Kong

China Finance Online, iSTAR Securities, iSTAR Futures, iSTAR Wealth Management, iSTAR Credit and other eight subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong.

British Virgin Islands

Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include iSTAR Financial Holdings and other eleven subsidiaries.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2014 is as follows:

PRC entities	Chinese EIT rate	Qualification for preferential tax rate
CFO Success	Preferential tax rate of 12.5% in 2012.	Software Enterprises
CFO Qicheng	Preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Shenzhen Shangtong	Preferential tax rate of 12.5% from 2012 to 2014.	Software Enterprises
CFO Software	Preferential tax rate of 15% from 2012 to 2013.	HNTE
CFO Meining	Preferential tax rate of 15% from 2012 to 2014.	HNTE
CFO Genius	Preferential tax rate of 15% from 2012 to 2014.	HNTE

Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. CFO Software obtained its HNTE status in 2008 and its renewal in 2011. CFO Meining obtained its HNTE status in 2008 and obtained the renewal successfully in 2011 and 2014. In 2012, CFO Genius also obtained the HNTE status.

In 2012, 2013 and 2014, CFO Chongzhi and CFO Shangtong filed their EIT by adopting the "deemed-profit method". In 2014, Shanghai Yongfu Enterprises Management Consulting Co., Ltd. also adopted this method. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

Aggregate deficits of the Company's subsidiaries located in the PRC were approximately $13.7 million at December 31, 2014. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $22.4 million at December 31, 2014. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2012	2013	2014

Current	$(315,197)	$(478,966)	$(558,696)
Deferred	(568,521)	378,908	44,782

Total	$(883,718)	$(100,058)	$(513,914)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

19.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2013	2014
Current deferred tax assets:
Deferred revenue - current	$618,648	$594,196
Accrued expenses and other liabilities	583,849	467,758
Net operating loss carrying forwards	4,442,678	4,233,246
	5,645,175	5,295,200

Less: valuation allowance	(4,530,737)	(4,369,119)

Total current deferred tax assets	1,114,438	926,081

Non-current deferred tax assets:
Deferred revenue - non-current	$381,522	$268,393
Net operating loss carrying forwards	8,370,153	10,556,749
	8,751,675	10,825,142

Less: valuation allowance	(8,657,442)	(10,753,602)

Total non-current deferred tax assets	$94,233	$71,540

Current deferred tax liabilities:
Account receivable and other assets	(325,340)	(580,197)

Total current deferred tax liabilities	$(325,340)	$(580,197)

Non-current deferred tax liabilities:
Intangible assets	(1,886,190)	(546,320)

Total non-current deferred tax liabilities	$(1,886,190)	$(546,320)

A valuation allowance of $13,188,179 and $15,122,721 was established as of December 31, 2013 and 2014, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2014, operating loss carry forwards includes approximately $49.6 million which will expire by 2019, and $16.6 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

19.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense (benefit) and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2012	2013	2014

Loss before tax	$(11,076,429)	$(8,073,832)	$(10,116,814)
Income tax expense calculated at 25%	(2,769,107)	(2,018,458)	(2,529,204)
Effect of tax holiday	2,206,739	(266,396)	(4,125,912)
Effect of income tax rate difference in other jurisdictions	250,412	305,505	1,789,762
Non-deductible expenses	851,680	267,748	1,425,655
Non-taxable income	(2,122)	(439,861)	(549,315)
Change in valuation allowance	346,116	2,251,520	4,502,928
Income tax expense	$883,718	$100,058	$513,914

During the years ended December 31, 2012, 2013 and 2014, if the China Finance Online's subsidiaries and VIEs in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $39,026, $31,910 and $20,851, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.00, $0.00 and $0.00, for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2014.

In accordance with relevant PRC tax administration laws, tax years from 2009 to 2014 of the Group's PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2014, at the tax authority's discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

20.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years ended December 31,
	2012	2013	2014

Net loss attributable to China Finance Online Co. Limited	$(11,855,207)	$(8,573,128)	$(7,167,849)

Weighted average ordinary shares outstanding used in computing basic net loss per share	108,983,249	109,019,513	109,385,712

Weighted average ordinary shares outstanding used in computing diluted net loss per share	108,983,249	109,019,513	109,385,712

Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.11)	$(0.08)	$(0.07)
- diluted	$(0.11)	$(0.08)	$(0.07)

For the years ended December 31, 2012, 2013 and 2014, 11,144,998 options and 1,900,445 nonvested shares, 24,505,348 options and 1,900,445 nonvested shares, and 23,186,160 options, 4,030,240 restricted shares and 3,000,000 nonvested shares were anti-dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $3,340,484, $2,710,481 and $3,685,654 for the years ended December 31, 2012, 2013 and 2014, respectively.

22.	NONCONTROLLING INTERESTS

	Precious metal trading services	Investment advisory services	Institutional Subscription Services	iSTAR Financial holdings brokerage services	Other	Total
Balance as of January 1, 2012	$-	$-	$-	$(104,908)	$-	$(104,908)

Acquisition of CFO East Win (Note3)	-	871,960	-	-	-	871,960
Share-based compensation (Note 18)	-	-	-	89,256	-	89,256
Net income (loss)	-	(183,898)	-	78,958	-	(104,940)

Balance as of December 31, 2012	-	688,062	-	63,306	-	751,368

Acquisition of CFO Tahoe (Note3)	9,508,295	-	-	-	-	9,508,295
Acquisition of Champion Connection (Note3)	-	1,760,861	938,112	-	-	2,698,973
Acquisition of Nontrolling interests of CFO East Win	-	586,954	-	-	-	586,954
Changes in ownership of subsidiaries	-	289,656	(1,068,471)	-	-	(778,815)
Capital injection from noncontrolling interests	1,405,963	-	-	-	-	1,405,963
Share-based compensation (Note 18)	-	-	-	74,376	-	74,376
Net income (loss)	1,056,322	(419,202)	(64,585)	(173,297)	-	399,238

Balance as of December 31, 2013	11,970,580	2,906,331	(194,944)	(35,615)	-	14,646,352

Business restructure	(2,569,160)	2,384,519	786,355	-	12,201	613,915
Dividends paid to noncontrolling interest	(1,030,012)	-	-	-	-	(1,030,012)
Share-based compensation (Note 18)	158,696	-	-	-	-	158,696
Net income (loss)	2,463,956	(5,290,850)	(591,411)	3,936	(48,510)	(3,462,879)

Balance as of December 31, 2014	$10,994,060	$-	$-	$(31,679)	$(36,309)	$10,926,072

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

23.	COMMITMENTS AND CONTINGENCIES

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2012, 2013 and 2014 were $3,941,137, $4,808,894 and $7,013,985, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2015	$6,490,055
2016	1,724,215
2017	154,104

Total	$8,368,374

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group's operating segments:

For the year ended December 31, 2014

	Precious metal services	Subscription services and other related services	Brokerage services in Hong Kong	Consolidated

Net revenues	$80,943,201	$25,250,486	$4,610,516	$110,804,203
Less: intersegment sales	(20,852,084)	(6,256,234)	-	(27,108,318)
Net revenues from external customer	60,091,117	18,994,252	4,610,516	83,695,885

Cost of revenues	10,526,980	8,091,595	1,731,651	20,350,226
Less: intersegment cost of revenues	-	2,503	-	2,503
Cost of revenues after elimination	10,526,980	8,094,098	1,731,651	20,352,729
Operating expenses:
General and administrative	8,320,540	19,544,999	2,655,925	30,521,464
Product development	2,460,048	13,567,759	-	16,027,807
Sales and marketing	52,371,135	12,845,724	586,015	65,802,874
Loss from impairment of intangible assets	-	1,802,125	-	1,802,125
Loss from impairment of goodwill	-	8,149,525	-	8,149,525

Total segments operating expenses	63,151,723	55,910,132	3,241,940	122,303,795
Less: intersegment operating expenses	(24,533,694)	(15,199,246)	(117,740)	(39,850,680)
Total operating expenses	38,618,029	40,710,886	3,124,200	82,453,115

Government subsidies	655,437	3,980	-	659,417
Income (loss) from operations	$11,601,545	$(29,806,752)	$(245,335)	$(18,450,542)

Total segments assets	$62,272,231	$171,870,606	$52,776,273	$286,919,110
Less: intersegment assets	(26,824,659)	(127,444,636)	(18,746,458)	(173,015,752)
Total assets	$35,447,572	$44,425,970	$34,029,815	$113,903,358

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2012	2013	2014

Precious metals trading services revenues	$-	$30,124,245	$60,091,117
Financial information and advisory services revenues	20,826,995	11,122,400	10,355,732
Advertising revenue	4,848,622	6,799,109	8,160,310
Hong Kong brokerage services revenues	3,817,762	3,404,767	4,610,516
Others	106,107	1,287,556	478,210

Total revenue from external customers..	$29,599,486	$52,738,077	$83,695,885

Substantially all of the Company's revenues for the years ended December 31, 2012, 2013 and 2014 were generated from the PRC and Hong Kong.

As of December 31, 2012, 2013 and 2014, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
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

The appropriation to these reserves by the Group's PRC subsidiaries was $30,658, $284,114 and $671,328 in 2012, 2013 and 2014.

The balance of the statutory reserves was $6,140,514 and $6,811,842 as of December 31 2013 and 2014. Such reserves have been included in the retained earnings of the Company's consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2014, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $39,912,827. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

26.	SUBSEQUENT EVENT

i) On March 10, 2015, the Group collected approximately $2.1 million (RMB13 million, equivalently) from Langfang Developer.

ii) On March 30, 2015, the Group signed a sale & purchase agreement with a third party, to transfer the 100% ordinary shares of iSTAR Futures and iSTAR Wealth Management. The completion of this transaction was still subject to conditions, including but not limited to obtaining the approvals and consents of CSRC and Securities and Futures Commission of Hong Kong. The consideration of this transaction is approximately $6.5 million (HK$50.7 million, equivalently). As of April 15, 2015, the Group has collected approximately $5.4 million and the remainder will be expected to be collected after getting approval from CSRC and Securities and Futures Commission of Hong Kong.

iii) In April, 2015, the Company collected $2,168,868, the remaining consideration related to the sale of Ocean Butterflies Holdings Inc.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I
Financial information of Parent Company
Balance sheets
(In U.S. dollars, except share-related data)

	December 31,
	2013	2014
Assets

Current assets:
Cash and cash equivalents	$721,271	$1,383,205
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	6,807,051	7,492,739
Prepaid expenses and other current assets	167,562	2,479,810
Dividends receivable	18,917,296	17,541,570

Total current assets	26,613,180	28,897,324
Investments in subsidiaries, VIEs and VIE’s subsidiaries	60,283,341	48,389,562
Rental deposits	66,893	66,893

Total assets	$86,963,414	$77,353,779

Liabilities and shareholders' equity

Current liabilities:
Accrued expenses and other current liabilities	286,041	296,866
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	10,906,476	12,441,549

Total current liabilities	$11,192,517	$12,738,415

Shareholders' equity
Ordinary shares (111,145,633 and 112,417,933 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	14,353	56,386,606
Additional paid-in capital	84,346,266	24,207,606
Accumulated other comprehensive income	12,285,615	12,064,338
Retained deficits	(20,875,337)	(28,043,186)

Total shareholders' equity	75,770,897	64,615,364

Total liabilities and shareholders' equity	$86,963,414	$77,353,779

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company
Statements of Comprehensive Income
(In U.S. dollars)

	December 31,
	2012	2013	2014
Cost of revenues	$4,245	$2,584	$-

Gross loss	(4,245)	(2,584)	-

Operating expenses:
General and administrative	1,445,591	1,417,843	1,418,198
Product development	68,961	62,914	50,859
Sales and marketing	43,018	160,112	108,384
Stock-based compensation	207,677	2,539,274	4,132,182

Total operating expenses	1,765,247	4,180,143	5,709,623

Interest income	2,180	605	30
Equity in deficits of subsidiaries, VIEs and VIE’s subsidiaries	(9,674,955)	(4,985,519)	(6,394,055)
Exchange gain, net	(413,004)	594,513	(76,351)
Other income	64	-	674,414
Gain from sale of cost method investment	-	-	4,337,736

Net loss	$(11,855,207)	$(8,573,128)	$(7,167,849)

Other comprehensive income, net of tax:
Changes in foreign currency translation adjustment	130,115	1,195,795	(221,070)
Net unrealized loss on available-for-sale securities, net of tax effects of $5,728, nil and nil for 2012, 2013 and 2014, respectively	(13,110)	-	-
Reclassification adjustment of available-for-sale securities, net of tax effects of nil, nil and nil for 2012, 2013 and 2014, respectively	45,567	-	-

Other comprehensive income (loss), net of tax	162,572	1,195,795	(221,070)

Comprehensive loss	$(11,692,635)	$(7,377,333)	$(7,388,919)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company
Parent Company Statement of Shareholders' Equity
(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders'
	Shares	Amount	capital	income (loss)	deficits	equity

Balance as of January 1, 2012	110,935,383	$14,325	$80,446,578	$10,927,248	$(447,002)	$90,941,149

Exercise of share options by employees	20,000	3	3,197	-	-	3,200
Share-based compensation	-	-	207,677	-	-	207,677
Equity pick up from compensation of a subsidiary	-	-	505,791	-	-	505,792
Net unrealized loss on available-for-sale securities, net of tax effects of $5,728	-	-	-	(13,110)	-	(13,110)
Reclassification adjustment of available-for sale securities, net of tax effects of nil	-	-	-	45,567	-	45,567
Foreign currency translation adjustment	-	-	-	130,115	-	130,115
Net loss	-	-	-	-	(11,855,207)	(11,855,207)

Balance as of December 31, 2012	110,955,383	$14,328	$81,163,243	$11,089,820	$(12,302,209)	$79,965,182

Exercise of share options by employees	190,250	25	30,415	-	-	30,440
Share-based compensation	-	-	2,539,274	-	-	2,539,274
Equity pick up from compensation of a subsidiary	-	-	421,473	-	-	421,473
Acquisition of business combination	-	-	191,861	-	-	191,861
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795
Net loss	-	-	-	-	(8,573,128)	(8,573,128)

Balance as of December 31, 2013	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897

Transfer share premium to share capital	-	55,718,184	(55,718,184)	-	-	-
Exercise of share options by employees	1,164,300	654,055	-	-	-	654,055
Restricted shares issued	108,000	14	-	-	-	14
Share-based compensation	-	-	4,132,182	-	-	4,132,182
Equity pick up from compensation of a subsidiary	-	-	408,075	-	-	408,075
Business restructure	-	-	(8,960,940)	-	-	(8,960,940)
Foreign currency translation adjustment	-	-	207	(221,277)	-	(221,070)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)

Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company
Statements of cash flows
(In U.S. dollars, except share-related data)

	December 31,
	2012	2013	2014
Operating activities:
Net loss	$(11,855,207)	$(8,573,128)	$(7,167,849)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	207,677	2,539,274	4,132,182
Gain from sale of cost method investment	-	-	(4,337,736)
Equity in losses of subsidiaries, VIEs and VIE's subsidiaries	9,674,955	4,985,519	6,394,055
Changes in assets and liabilities:
Prepaid expenses and other current assets	26,907	(63,446)	(143,380)
Amounts due from subsidiaries, VIEs and VIE's subsidiaries	317,359	(4,092,500)	983,297
Rental deposits	(66,622)	(271)	-
Accrued expenses and other current liabilities	(10,225)	34,392	10,825
Amounts due to subsidiaries, VIEs and VIE's subsidiaries	8,095,649	1,779,098	1,535,073

Net cash provided by (used in) operating activities	6,390,493	(3,391,062)	1,406,467

Investing activities:
Dividend receivable	4,171,269	1,140,713	1,375,727
Capital injection to subsidiaries	(10,327,422)	-	(2,774,315)

Net cash (used in) provided by investing activities	(6,156,153)	1,140,713	(1,398,588)

Financing activities:
Proceeds from stock options exercised by employees	3,200	30,440	654,055

Net cash provided by financing activities	3,200	30,440	654,055

Effect of exchange rate changes	1	-	-

Net increase (decrease) in cash and cash equivalents	237,541	(2,219,909)	661,934
Cash and cash equivalents, beginning of the year	2,703,639	2,941,180	721,271

Cash and cash equivalents, end of the year	$2,941,180	$721,271	$1,383,205

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.