Form 20-F
period 2015-12-31
China Finance Online Co. LTD
filed 2016-04-27
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

17th Floor of Fuzhuo Plaza A,
No. 28 Xuanwai Street, Xicheng District,
Beijing, China 100052
(Address of principal executive offices)

Jun Wang, Chief Financial Officer

Telephone: + (86 10) 83363003

Email: ir@jrj.com

Facsimile: + (86 10) 83363188

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 118,098,018 ordinary shares.

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

CHINA FINANCE ONLINE CO. LIMITED

3

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “believe”, “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and new strategies, including how we effect our goals and new strategies;

•	our future business developments, business prospects, financial condition and results of operations;

•	our future pricing strategies or policies;

•	our plans to expand our service offerings and upgrade our business strategies;

•	our plans to use acquisitions and investments as part of our corporate strategy;

•	our strategic transformation initiative;

•	cost-cutting initiatives and their effect on efficiency and operational performance;

•	competition in the PRC financial data and information services industry, securities investment advisory, wealth management and financial services industry;

•	the market prospect of the online financial data and information services market;

•	the market prospect of the securities investment advisory and wealth management services markets;

•	the market prospect and competition in other business areas that we have expanded or ventured into, including without limitation, futures contracts brokerage business and commodities brokerage business;

•	performance of China’s securities markets, Hong Kong’s securities markets and global financial markets;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	our ability to retain key personnel and attract new talents;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	PRC and Hong Kong governmental policies relating to taxes and how they will impact our business;

•	PRC governmental policies relating to the Internet and Internet content providers;

•	PRC governmental policies relating to securities investment advisory companies to provide advisory services on securities and related products;

•	PRC governmental policies relating to wealth management services and our commodities brokerage business;

•	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

•	PRC governmental policies relating to mobile value-added services.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2014 and 2015 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2011	2012	2013	2014	2015
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$53,008	$29,599	$52,738	$83,696	$107,405
Cost of revenues	(8,771)	(8,089)	(10,570)	(20,353)	(19,739)
Gross profit	44,237	21,510	42,168	63,343	87,666
Operating expenses:
General and administrative	(11,228)	(11,387)	(15,210)	(17,592)	(17,994)
Product development	(13,314)	(10,736)	(9,033)	(11,148)	(10,739)
Sales and marketing	(21,337)	(13,072)	(30,588)	(43,761)	(46,474)
Loss from impairment of intangible assets	(4,078)	-	-	(1,802)	(250)
Loss from impairment of goodwill	(13,463)	-	-	(8,150)	-
Total operating expenses	(63,420)	(35,195)	(54,831)	(82,453)	(75,457)
Government subsidies	265	76	11	659	252
Income (loss) from operations	(18,918)	(13,609)	(12,652)	(18,451)	12,461
Interest income	2,745	3,178	1,341	4,044	2,648
Interest expense	(248)	(518)	(197)	(12)	(1)
Exchange gain (loss), net	1,350	72	557	(112)	(766)
Gain on the interest sold and retained noncontrolling investments	-	-	-	-	10,000
Gain from sale of cost method investment	-	-	-	4,338	4,648
Gain (loss) from equity method investment	-	-	2,774	-	(67)
Short-term investments income	1,032	435	132	58	216
Other income (expense), net	(7)	(634)	(29)	18	(937)
Loss from impairment of cost method investment	(1,480)	-	-	-	-
Income (loss) before income tax expense	(15,526)	(11,076)	(8,074)	(10,117)	28,202
Income tax expense	(3,938)	(884)	(100)	(514)	(1,384)
Net income (loss)	(19,464)	(11,960)	(8,174)	(10,631)	26,818
Less: net income (loss) attributable to the noncontrolling interests	(137)	(105)	399	(3,463)	4,335
Net income (loss) attributable to China Finance Online Co. Limited	$(19,327)	$(11,855)	$(8,573)	$(7,168)	$22,483
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.18)	$(0.11)	$(0.08)	$(0.07)	$0.20
-diluted	$(0.18)	$(0.11)	$(0.08)	$(0.07)	$0.18
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$(0.89)	$(0.54)	$(0.39)	$(0.33)	$1.01
-diluted (1)	$(0.89)	$(0.54)	$(0.39)	$(0.33)	$0.90

(in thousands of U.S. dollars)	As of December 31,
	2011	2012	2013	2014	2015
Consolidated balance sheet data:
Cash and cash equivalents	$64,641	$40,906	$36,371	$32,539	$85,734
Current working capital (2)	90,098	70,360	56,677	55,771	76,976
Total assets	159,977	121,371	133,493	113,903	144,065
Short-term loan	19,171	13,546	-	-	-
Deferred revenue, current	17,287	7,551	6, 150	4,936	6,659
Total current liabilities	61,903	36,331	39,203	36,443	43,759
Deferred revenue, non-current	7,237	3,155	1,986	1,373	692
Total China Finance Online Co. limited shareholders’ equity	90,941	79,965	75,771	64,615	88,038

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB 6.4936, which was the prevailing exchange rate on December 31, 2015. The prevailing exchange rate on April 15, 2016 was $1.00 to RMB 6.4908. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2011	6.4445	6.6349	6.3009	6.3009
December 31, 2012	6.3085	6.3495	6.2670	6.2855
December 31, 2013	6.1896	6.2898	6.0969	6.0969
December 31, 2014	6.1453	6.1710	6.0930	6.1190
December 31, 2015	6.2401	6.4936	6.1079	6.4936
Most recent six months:
October 2015	6.3486	6.3614	6.3231	6.3495
November 2015	6.3666	6.3962	6.3154	6.3962
December 2015	6.4476	6.4936	6.3851	6.4936
January 2016	6.5527	6.5646	6.5032	6.5516
February 2016	6.5311	6.5539	6.5118	6.5452
March 2016	6.5064	6.5490	6.4612	6.4612
April 2016 (through 15th)	6.4710	6.4908	6.4585	6.4908

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also slowed down due to various factors, including concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

Increasing challenges in China’s securities markets, economic conditions, inflation, regulatory policies, interests rates, the availability of hedging instruments and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.

We believe that the level of investors’ interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products and services. Such demand could be affected by the level of trading activities in China’s securities markets. However, irregular activities involving China’s securities markets, including, without limitation, insider trading, large-scale selling shares by executive officers of newly listed companies, over issuance of IPOs and inadequate legal protections of individual investors, have become increasingly intense in recent years and resulted in market weakness and decreased investor confidence in China’s securities markets. Any factors that lead to weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

The China Securities Regulatory Commission, or the CSRC, officially approved the trial margin trading and short selling rules at Shanghai and Shenzhen Stock Exchanges in late 2011, which indicates that margin trading and short selling have become the regular trading activities within China’s securities market. On July 1, 2015, CSRC announced regulations that capped the volume of brokerages’ margin trading businesses as part of an effort to minimize the risks associated with highly leveraged stock market. And in the wake of the stock market’s dramatic fall in early July 2015, CSRC took another step to curb volatility, launching investigations into “malicious short selling” in the equity futures market. Both the Shanghai and Shenzhen stock exchanges published new rules on their websites in early August 2015 barring investors from borrowing and repaying stocks on the same day. In November 2015, the Shanghai and Shenzhen stock exchanges further announced rule changes that would double the required base ratio for margin financing as the government looks to reduce excessive leverage. Despite the measures by the government, it is possible that these hedging instruments, among other things, could cause increased volatility in China’s securities market, which, in turn, may have a negative impact on Chinese investors’ participation in the securities market, and materially and adversely affect our business.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2015, the HSI had a decrease of 7.2% for the year, down from 23,605.04 points on December 31, 2014 to 21,914.4 on December 31, 2015.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. In 2015, the average daily turnover of Shanghai-Hong Kong Stock Connect was HK$3.4 billion and the average daily turnover of the Hong Kong stock market was HK$105.6 billion, representing an increase of 52% as compared with HK$69.5 billion for the year 2014. Single-day turnover in the Hong Kong securities market reached a record high of HK$291.5 billion on April 9, 2015.

However, we cannot assure you that the securities trading in Hong Kong will continue to improve in the future. Continued significant fluctuations and weak investor confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

iSTAR International Securities Co. Limited, or iSTAR Securities, holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. iSTAR International Futures Co. Limited, or iSTAR Futures, holds a Type 2 license and commences futures contract trading business in Hong Kong. iSTAR International Wealth Management Co. Limited, or iSTAR Wealth Management, holds Type 4, Type 5 and Type 9 licenses and engages in securities advising, future contracts advising and asset management activities in Hong Kong. iSTAR International Credit Co. Limited, or iSTAR Credit, holds a Money Lenders License. The securities brokerage, securities advising, futures contracts trading, futures contracts advising, asset management and money lending business and operations in Hong Kong are subject to extensive regulations by HKEx, Hong Kong Securities and Futures Commission (“SFC”), and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters. Failure to comply with any of the laws, rules, regulations, codes or guidelines applicable to our businesses in Hong Kong could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

The peer-to-peer lending industry in China is largely unregulated. The introduction of future regulations could adversely affect our business operations.

Although few regulations exist regarding the peer-to-peer (“P2P”) lending industry in China, it is widely expected that new regulations specific to the industry will be introduced in the near future. On December 28, 2015, the China Banking Regulatory Commission (the “CBRC”) revealed proposed rules on the regulation of online P2P lending platform seeking public comment. The proposed rules require platforms to publicly disclose aggregate loan information and performance. All P2P lenders will need to register with local financial authorities to improve transparency. The announcement is also designed to compel online lenders to act as information intermediaries only and not as “credit intermediaries”. Lenders will not be allowed to leverage outside funding. Our online financial platform, Yinglibao, could be adversely affected by the promulgation of new laws and regulations when we have to spend substantial resources to satisfy new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits) specific to P2P lending companies, or when we are not able to satisfy those requirements at all.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Although the net income attributable to the Company was $22.5 million in 2015, we incurred net losses attributable to the Company of $8.6 million and $7.2 million in 2013 and 2014, respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to our continued investments in technology, research and development and our sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability.

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

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulated paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for our premium individual subscription services. We implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing Internet-based financial services, including securities, commodities, wealth management products and investment advisory services. Beginning in 2013, as part of our transition to a new business model, we also started providing commodities brokerage services. In 2014, the Company launched “Securities Master” (“Zhengquantong”), a fully integrated securities-trading platform and “Investment Masters” (“iTougu”), an investment advisory service platform. In 2015, we launched the updated version 2.0 and version 3.0 of iTougu for iOS and android.

While securities investment advisory, wealth management and commodities brokerage businesses have attractive market potential in China, such businesses are relatively new and the related business models are unproven. Our limited experience in new business areas that we may venture into also gives rise to higher unpredictability to our success in these new business areas. We face a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected. In particular, volatility in commodities trading prices may affect investors’ investment interest and sentiments towards commodities, which may adversely affect our revenues and our results of operations. In addition, for our commodities brokerage business, we receive commissions calculated on the basis of our customers’ trading volumes. As a result, if our customers are reluctant to trade, our revenues would be adversely affected. We are also acting as one of the market makers on the commodities exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As counterparty to our clients, we may earn trading gains or incur trading losses, depending on market conditions. As a result, we may not be able to accurately forecast our revenues from our commodities brokerage business and financial performance in general, which in turn may contribute to the volatility of our overall operating results.

As we make the transition into taking up commodities brokerage services as our new principal businesses, our subscription revenue has started to drop. We are uncertain when, if ever, revenues from our new areas of business will compensate for this revenue loss. If we are unable to successfully and smoothly transition into the new principal businesses and implement our growth strategies, or, if we fail to generate profit in business areas other than our principal businesses in a timely and cost-effective manner, loss of profits may occur and our overall business and financial results may suffer.

Our new Internet-based financial platforms “Yinglibao”, “Securities Master” and “Investment Masters” may not be successful as they may face intensive competition and/or future regulatory hurdles.

In August 2013, the Company launched “Yinglibao”, which is now a mobile-based financial platform that integrates wealth management solutions and mutual fund distribution. For users who maintain Yinglibao balances, their balances would be used to subscribe for the money market fund managed by third-party mutual fund management companies. In addition, we also provide innovative investment process through Yinglibao. Yinglibao users have the option of purchasing mutual fund and other wealth management products directly through their accounts.

In 2014, the Company launched new platforms, namely “Securities Master” and “Investment Masters”. “Securities Master” has been designed as a fully integrated securities-trading platform for retail investors with a highly-intuitive user interface via computers, smartphones, tablets and over time smart TVs. “Investment Masters”, i.e. iTougu, our web-based mobile investment advisory service platform, facilitates securities investment advisors to communicate with their clients and followers directly in real-time and for 24 hours, allowing a large number of Chinese individual investors to obtain advice and recommended portfolios from thousands of investment advisors that was inaccessible previously.

Yinglibao, Securities Master and Investment Masters may be subject to future additional Chinese laws and regulations relating to banking, securities and wealth management businesses. In the event that any of those platforms becomes restricted or even prohibited by Chinese laws, our customers’ financial activities may be affected and there may be a material adverse impact on our business operations.

Competitors with larger customer base and greater market visibility, such as Alibaba Group Holding Limited (“Alibaba”), Tencent Holdings Limited (“Tencent”) and Baidu, Inc. (“Baidu”), also launched their respective Internet-based financial platform which provides financial services similar to that of Yinglibao. In the future, banks and fund management companies may also enter this market and offer similar services to customers. Because of such expected influx of new market entrants, competition in this industry may become more intense. Many of our competitors, especially Alibaba, Tencent and Baidu, have greater financial and marketing resources than we do. Securities Master and Investment Masters also face intense competitions. Several financial websites in China have also launched similar services. In addition, securities brokers in China have also begun to develop their own Internet-based financial service platforms. Thus, we may not be able to compete effectively or provide compelling service alternatives to potential customers. Our financial results may suffer as a result.

While we continue to innovate and develop Yinglibao, Securities Master and Investment Masters, we expect improvements to their technical and operational stability to gradually take place over time. If program errors, such as “bugs” and other undetected errors become issues of any of these platforms, there may be a negative impact on our reputation and the level of our customer satisfaction will decrease.

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

Our commodities brokerage business is subject to regulation by the local government presiding over the city where an exchange is situated. Each local government implements applicable rules promulgated by the Ministry of Commerce separately, resulting in substantial uncertainties for our commodities brokerage business. As the regulatory environment surrounding commodities brokerage business continues to evolve, we may devote more time and resources to regulatory matters, which may increase our cost of doing business and may be a limiting factor on the operations and development of such business.

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

For our commodities brokerage business, we face competitions from early market entrants such as local commodities exchanges which could own a large number of membership units and have more experience than us in this business. As a result, we may not be able to compete effectively or provide a compelling service alternative for potential customers.

Cash arrangements with brokers for the procurement of our overseas futures contract trading business expose us to third-party risk, which could in turn have a material adverse effect on our financial condition, reputation, client relationships, operations and prospects.

With respect to iSTAR Futures’ future contracts trading business, as we currently do not hold membership at overseas futures exchanges, such as the London Metal Exchange or the CME Group, we rely on third party brokers who are members of these exchanges to hold our customers’ funds and execute our customers’ trades. This business arrangement with third party brokers involves various risks, primarily, third party credit risks and default risks. In the event that one or more of these brokers become insolvent or bankrupt, we and our clients may have difficulty recovering money deposited with such broker. Although we enforce and implement strict risk management policies and procedures, such policies and procedures may not be fully effective in mitigating our clients’ risk exposure to third party insolvency or bankruptcy. If we fail to identify any material financial weakness of any of those brokers who hold our customers’ funds in a timely manner, and as a result our customers suffer financial loss or other damages resulting from such broker’s insolvency or bankruptcy, then accordingly, our financial conditions, reputation, client relationships, operations and prospects will be adversely affected.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

iSTAR Securities’ margin financing business requires a commitment of capital and involves risks of losses due to the potential failure of our customers to perform their obligations under their transactions with us. Our margin policy allows our margin clients to borrow cash from us to buy stocks listed in HKEx in amounts that may be significantly larger than their cash balances. While we closely monitor each customer’s exposure, it does not guarantee our ability to eliminate negative customer account balances prior to the occurrence of adverse market changes relative to a customer’s position(s). Moreover, we are exposed to debit/deficit risk with our customers. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations since the value of our customers’ positions are subject to fluctuation as market prices change. In addition, if an adverse market move relative to a customer’s position(s) occurs and we are unable to collect the margin loan in a timely manner, the customer account may incur a loss resulting in a debit balance. In light of the current turbulence in the global economy, we face increasing risk of default by our customers and other counterparties. Any default by our counterparties or partners could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

In transitioning into commodities brokerage business and our internet-based financial services, we are required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. In the meantime, we have also ventured into other business areas aside from our principal businesses, which ventures may incur increased administrative costs and other input. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with our new businesses.

Our business could be materially and adversely affected if the stock exchanges and indexes providers from which we receive data and information fail to deliver us reliable data and price quotes or other trading related information, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We provide real-time stock, bond, mutual fund and financial futures quotes and other trading related information from Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE), and, we also provide delayed trading related information from Hong Kong stock market indexes from Hang Seng Indexes Company Limited (HSI). We primarily rely on contractual arrangements with SSE Infonet Co., Ltd. which is associated with SSE, SZSE, and HSI, pursuant to which we pay fixed service fees in exchange for receiving real-time or delayed price quotes and other trading related information.

We renew our agreements with each of SSE Infonet Co., Ltd., SZSE and HSI on an annual basis, respectively. Under these agreements, each of the three data providers can terminate its respective agreement with us if we materially breach relevant terms, such as delay in payment of, or failure to pay, fees to these providers. However, we cannot assure investors that we will be able to timely renew all of these business arrangements on commercially reasonable terms, or at all, after our current terms expire. In addition, we cannot assure investors that the three securities data providers will not change their current mode of providing stock information to us, change the packages of stock information authorized to us, change their current qualification requirements on the authorized information service provider, or charge us service fees substantially higher than the service fees we are currently paying. If they did so, our business, financial condition and results of operations could be materially and adversely affected. Even if we are able to maintain our current business arrangements for data on commercially reasonable terms, either of these three securities data providers may fail to deliver us reliable price quotes or other trading related information. And it would be difficult for us to obtain reliable price quotes and other trading related information from an alternative source, which could materially and adversely affect our business.

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

The CSRC’s Provisional Regulations on Securities Investment Advisory Business (“Provisional Regulations”), effective from January 1, 2011, has considerably increased requirements on pre-sale disclosures, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. The Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” promulgated by the CSRC and effective on January 1, 2013 (“Circular 40”) further provide that securities investment advisory companies shall provide contact information of companies and certain reminders to clients when promoting products or providing services via the Internet, telephone or SMS.

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

Acquisitions and investments are important elements of our overall corporate strategy and we expect to continue to acquire and invest in companies, products, services and technologies in the future. In the past several years, we acquired certain businesses and intangible assets, including products, services, trademarks, customer relationships, users list and other assets such as CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, and iSTAR Securities, a licensed securities brokerage firm incorporated in Hong Kong. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks that may have a material adverse effect on our financial condition and results of operation, including:

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

Techniques employed by manipulative short sellers may drive down the trading price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has, supposedly, borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s best interests for the price of the stock to decline, many short sellers (sometimes known as “disclosed shorts”) publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. While traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog, or blogging, have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, led to selling of shares in the market, on occasion in large scale and broad base. Issuers who have limited trading volumes and are susceptible to higher volatility levels than large-cap stocks, can be particularly vulnerable to such short seller attacks. These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the Securities and Exchange Commission, or the SEC and, accordingly, the opinions they express may be based on distortions of actual facts or, in some cases, fabrications of facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed short sellers will continue to issue such reports.

We have been in the past and may in the future be the subject of short seller attacks. While we intend to strongly defend our public filings against any short seller attack, oftentimes we are constrained, either by principles of freedom of speech, applicable state law (often called “Anti-SLAPP statutes”), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. Investors should also be aware that in light of the relative freedom to operate that such persons enjoy, should we be targeted for such an attack, the trading price of our ADSs will likely suffer from a temporary, or possibly long term, decline should the rumors created not be dismissed by market participants.

We have recorded losses from impairment of goodwill and intangible assets in 2014 and 2015. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

In the fourth quarter of 2015, the Company wrote-off the intangible assets of Zhengjin (Fujian) Precious Metal Investment Co., Ltd. (“Zhengjin Fujian”), and recorded an impairment loss of $0.3 million.

If we reassess our goodwill and intangible assets in the next years, or if we acquire new assets and businesses in the future, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

Stricter securities investment advisory, wealth management regulations may materially weaken the investors’ desire to subscribe or renew subscription for our securities investment advisory and wealth management services.

The Provisional Regulations and the Circular 40 expressly state that the business of providing securities investment advisory or other similar service through software tools or any other terminal equipment (“securities analysis software”) should be subject to regulation by the CSRC. The Regulations on Securities Investment Funds (2012 Amended), which took effect on June 1, 2013, further require companies providing advisory services for investment in public funds should be registered and filed pursuant to the regulations of the CSRC.

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

None of our group companies is a bank and therefore we are currently not subject to the provisions of Circular 8. However, we cannot assure you that China will not proceed to issue similar laws and regulations on wealth management that may become applicable to companies like us. In the event we become subject to such restrictions and regulation, our wealth management business may be materially and adversely affected

Interruption or failure of our own electronic systems or those of third-party service providers we rely upon could impair our ability to provide our products and services, which could damage our reputation and harm our operating results.

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

The trading software of iSTAR Securities and iSTAR Futures are provided by third parties. In addition, in 2013, we launched our commodities brokerage business, which operates on trading platforms provided by third party individual trading exchanges. Because our trading software and trading platforms are provided by third parties, we are unable to assure the technical stability and soundness of such trading platforms. If there are technical issues related to these third party systems, such as “bugs” or undetected errors, our services may be temporarily halted and our customers may choose to subscribe to our competitors’ services instead and our overall business and financial results may suffer as result.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

In the past, our websites and mobile applications regularly serve a large number of daily unique visitors when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of visitors has continued to increase over time and we are seeking to further increase our user base. Therefore, our servers must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our servers have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our servers are able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays. Therefore we may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors, which could harm our business.

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

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network. Consequently, our business, financial condition and results of operations may be adversely affected.

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

We have been and may continue to be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

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

Our results of operations may fluctuate, which makes our results difficult to predict and you should not rely on our past operating results as an indication of our future performance, because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our operating results including but not limited to strategic transformation initiative, cost-cutting initiative and its effect on efficiency and operational performance, potential business consolidation amidst the new regulatory environment, the market prospect of the businesses of securities investment advisory and wealth management, the difficulty in forecasting revenues from our commodities brokerage services business and the transition period to adapt to the new compliance requirements, due to a variety of factors, many of which are outside our control. Significant fluctuations in our operating results could be caused by any of the factors identified in this section, including but not limited to, our ability to retain existing clients, attract new clients at a steady rate and maintain client satisfaction; technical difficulties, system downtime or Internet failures; operators’ policies; changing customer needs, regulatory environment and market condition; seasonal trends in Internet use; wavering investor confidence that could impact our business; possible non-cash goodwill, intangible assets and investment impairment that may adversely affect our net income; the unpredictability of our strategic transformation and upgrade; general economic conditions and economic conditions specific to the Internet and wireless, financial information and services, securities investment advisory and wealth management, and the China and Hong Kong securities markets. As a result of these and other factors, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in the future may fall below expectations.

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

We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, CFO Genius and Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operate our website in China through CFO Fuhua and its wholly owned subsidiary Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”), both of which hold the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We have been dependent on CFO Fuhua and CFO Meining to host our websites, www.jrj.com and www.stockstar.com. We are expected to continue to be dependent on CFO Fuhua to host www.jrj.com following the closing of the sale of 90% of equity stake in CFO Meining. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

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

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise”, or HNTE, under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. CFO Software and CFO Meining have been classified as HNTE and enjoy the preferential tax rate in 2011. And CFO Genius also obtained the HNTE status in 2012. There is no assurance that they will continue to be classified as the HNTE when they are subject to reevaluation in the future. In 2014, CFO Meining obtained renewal of its HNTE status successfully, while CFO Software did not submit its application for renewal. In 2015, CFO Genius also obtained renewal of its HNTE status, which will be valid through November 2018. Following the closing of the sale of 90% of equity interest in CFO Meining, CFO Genius will be the only subsidiary having HNTE status. In the event that the preferential tax treatment for CFO Genius is discontinued, it will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

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

Pursuant to the implementation rules of EIT Law in the Tibet Autonomous Region of China (“Tibet”), companies incorporated and operated in Tibet could enjoy a preferential enterprise income tax rate of 15%. In addition, a further 6% is exempted for the years ended December 31, 2015, 2016 and 2017, which reduces the enterprise income tax rate to 9%. Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”), an affiliate of the Company was in Tibet and enjoyed a preferential tax rate of 9% in 2015.

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

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On July 26, 2010, the State Administration of Taxation issued the Bulletin Concerning Promulgation of Administrative Measures on the Enterprise Income Tax Treatment of Enterprise Reorganization, or Bulletin 4. On March 28, 2011, the State Administration of Taxation issued the Bulletin Concerning the Tax Administration of Non-resident Enterprises, or Bulletin 24. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin 4 became effective retroactively on January 1, 2010. Bulletin 24 took effective since April 1, 2011 and also applies to transactions that have occurred prior to its effectiveness for which the relevant PRC tax matters have not been dealt with. On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or Announcement 7, effective from February 3, 2015, which in part supersedes Circular 698 and Bulletin 24. On June 24, 2015, the State Administration of Taxation issued the Bulletin Concerning Certain Issues on the Administration of the Enterprise Income Tax of Enterprise Reorganization, or Bulletin 48, which in part supersedes Bulletin 4.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59, and Circular 698, Bulletin 4, Bulletin 24 and Bulletin 48 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. The PRC tax authorities may also, under Announcement 7, treat an indict transfer of the equity interests in a PRC resident enterprise by a non-resident enterprise as a direct transfer of PRC taxable assets subject to PRC corporate income tax, if it is established that such transfer is made through an arrangement without a reasonable commercial purpose but to avoid PRC corporate income tax.

If the PRC tax authorities make adjustments under Circular 59, Circular 698, Bulletin 4, Bulletin 24, Bulletin 48 or Announcement 7, our income tax costs associated with such potential acquisitions will be increased. We may also be at risk of being imposed a penalty under the above rules and regulations and may be required to expend valuable resources to comply with or to establish that we (or such foreign investor) should not be taxed under those rules and regulations, which could have a material adverse effect on our financial condition and results of operations.

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

In addition, some short selling agencies have been targeting U.S.-listed Chinese companies. Although the research reports issued by those short selling agencies regarding some U.S.-listed Chinese companies are largely meritless, targeted companies had suffered from significant fluctuations on their share prices. We cannot assure investors that we will not be the target of the short selling agencies in the future. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2015. During the twelve-month period ended December 31, 2015, the price of our ADSs has ranged from a low of $2.90 to a high of $6.85 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

As of December 31, 2015, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 50.81% of our outstanding ordinary shares.

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

In January 2013, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. (“Zhengjin Fujian”), a new affiliate of the Company we established in 2013, became a member of the SAIC (State Administration for Industry and Commerce) – approved Haixi Commodity Exchange (“Haixi”). Haixi is the only commodities spot market which provides electronic trading in Fujian province. In September 2013, Zhengjin (Tianjin) Precious Metal Management Co., Ltd. (“Zhengjin Tianjin”), another affiliate of the Company, became the member of Tianjin Precious Metal Exchange (“TJPME”). In September 2013, we acquired 60% equity of Shenzhen Tahoe Investment and Development Co., Ltd. (“Tahoe”). Henghui (Tianjin) Precious Metals Management Co., Ltd. (“Henghui”), a subsidiary of Tahoe, is also a member of TJPME. We are also the members of some other commodities exchanges, such as Qilu Commodity Exchange in Qingdao, Shandong Province.

In August 2013, the Company launched “Yinglibao”, a mobile-based financial platform that integrates wealth management solutions and mutual fund distribution. For users who maintained Yinglibao balances, they could receive a money market fund rate of return on their balances, which is higher than the current bank demand deposit rate. In addition, Yinglibao users have the option of purchasing mutual fund and other wealth management products directly through their accounts.

In the second quarter of 2014, as part of our strategic transition, the Board of Directors determined that online brokerage services should be one of the Company’s core businesses going forward. In December 2014, we continued our strategic transition efforts by launching an investment advisory service platform, “Investment Masters” (“iTougu”), designed to provide securities investment advisors and their clients a real-time communication channel, where messages, market analytics, research report and investment strategies are exchanged. Further, this platform is connected to our securities-trading platform, Securities Master, to enable our users to place trade orders directly while using Investment Masters. In December 2015, we launched the updated version 3.0 of iTougu.

In March 2015, we signed a contract with a third party buyer to transfer the entire equity interest in iSTAR Futures and iSTAR Wealth Management to a third party for a total consideration of $6.5 million (HK$ 50.7 million equivalently), comprising $1.0 million (HK$8.0 million equivalently) and a sum equal to the net assets of the iSTAR Futures and iSTAR Wealth Management as of March 31, 2015. The contract has not been fulfilled and expired automatically on December 31, 2015. In April 2016, we signed a new agreement with the same third party buyer to transfer the entire equity interest in iSTAR Wealth Management for a total consideration of $2.9 million (HK$22.5 million equivalently). The closing of the proposed transfer is subject to the obtaining by the buyer of approval from Hong Kong Securities and Futures Commission and we are therefore unable to provide an estimated closing date at this stage.

In December 2015, we signed a framework agreement with Shanghai EBI Capital Co., Ltd., a Chinese private equity firm ("Shanghai EBI"), to sell i) 90% of equity stake in CFO Meining which wholly owns the financial portal stockstar.com and ii) Zhongcheng Futong Co., Ltd. ("CFO Zhongcheng") which owns 90% equity stake in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (“CFO Securities Consulting”). The considerations were approximately $21.6 million (RMB140.0 million, equivalently) and $9.3 million (RMB 60.0 million, equivalently), respectively. The sale of CFO Zhongcheng was completed in December 2015, while the sale of CFO Meining is expected to be fully completed in the second quarter of 2016.

B. Business overview.

Overview:

China Finance Online Co. Limited is a leading web-based financial services company in China. The company provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China.

Since early 2015, China’s leaders have acknowledged that the country is facing a “new normal” of slower growth, following three decades of average annual growth in Gross Domestic Product (GDP) of 9.91%, from 1979 to 2010. In financial markets, the “new normal” is unfamiliar to many investors who will need expert guidance and the best possible tools to assess market trends and prospects. In addition, investors will also need guidance on the over-the-counter National Equities Exchange and Quotations market, known as the third board, which hit a milestone in August 2015 with 3,000 listings, versus 2,800 for the combined Shanghai and Shenzhen markets, as well as a new registration-based system for Initial Public Offerings, which is gradually replacing the old approvals-based system.

With the complexity of the Chinese financial markets increasing, we believe individual investors will increasingly seek out professional investment advice and services. Leveraging our extensive experience and robust internet capabilities, we are adapting and strategically transitioning our business to the new environment by rapidly building Investment Masters (iTougu) and Yinglibao, our two newest businesses, into leading one-stop financial products and services platforms for individual investors in China.

In 2015, we integrated our web-based trading platform, Securities Master (Zhengquantong), and Yinglibao, our Internet-based financial platform that integrates cash management solutions and mutual fund distribution, into iTougu which facilitates communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. We believe combining all three services will provide our clients and customers with a one-stop financial platform with investment advisory, securities trading and wealth management services. We also continued to diversify our product offerings on our wealth management platform, Yinglibao. We also provide our rapidly growing commodities brokerage services in mainland China along with brokerage services in Hong Kong in order to address market demand for alternative investment opportunities. We further diversified our product offering in the commodities brokerage services with the launch of a heavy oil brokerage business in 2015.

In addition, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., we provide financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions.

Our Business Sectors

In 2013, we re-categorized the components of our net revenues to better reflect the evolving nature of our business. Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues including commodities brokerage services; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

In 2013, 2014 and 2015, revenues from financial services business were $33.5 million, $64.7 million and $83.0 million, representing approximately 63.6%, 77.3% and 77.1%, of our total net revenues, respectively.  In 2013, 2014 and 2015, revenues from financial information and advisory business were $11.1 million, $10.3 million and $17.2 million, representing approximately 21.1%, 12.4% and 16.0%, of our total net revenues, respectively.  In 2013, 2014 and 2015, revenues from advertising business were $6.8 million, $8.2 million and $7.0 million, representing approximately 12.9%, 9.7% and 6.5%, of our total net revenues, respectively.

For a breakdown of total revenues by geographic market for each of the last financial years, please refer to Item 5. “Operating and Financial Review and Prospects – A. Operating Results – Net Revenues.”

a.	Subscription Services and other Related Services in the PRC

(i)	Financial Services Business

Securities Master (“Zhengquantong”)

In August 2014, the Company launched a fully-integrated securities trading platform, “Securities Master (Zhengquantong)”, which was fully integrated within iTougu in 2015.

Yinglibao

In August 2013, the Company launched “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution. For users who maintained Yinglibao balances, their balances would be used to subscribe for the money market fund managed by third-party mutual fund management companies.

Yinglibao grew in-line with our expectations in 2015 with total assets invested and users both increasing rapidly. We are working with other third-party providers such as mutual funds and supply chain financial management firms to increase the amount of options we provide to our users.

(ii)      Financial information and advisory business

In 2013, 2014 and 2015, revenues from financial information and advisory business services represented approximately 21.1%, 12.4% and 16.0% of our total net revenues, respectively.

Investment Masters (“iTougu”)

On December 25, 2014, we launched an investment advisory service platform “Investment Masters (iTougu)” at its annual conference “Leading China 2014: Financial Industry Innovation Forum”. The Investment Masters platform is designed to provide securities investment advisors and their clients a real-time communication channel, where they may communicate directly and in real-time. It also provides a vast number of Chinese individual investors access to securities investment advisors where they may attain private investment advice from thousands of investment advisors. In addition, the Investment Masters platform provides these highly-demanded features:

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

In May 2015, we launched the updated version 2.0 of iTougu with a new feature called “What to Buy”. With a monthly fee, retail investors can receive stock picking advice and have access to the advisors’ recommended portfolios and their market performance.

In December 2015, we launched iTougu version 3.0 with an optimized real-time broadcast system, up-to-the-minute stock news on webpages of individual stock, improved stock charts, a streamlined login system and an optimized stock selection function to enhance the user experience.

As of December 31, 2015, iTougu had over 3.9 million activated users and over 2,500 investment advisors. Our research indicates that the 2,500 investment advisors on our platform are among the most active securities advisors in China.

Individual Research Tool Subscription Business

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

(iii)         Advertising Business

We believe that our website www.jrj.com is among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2013, 2014 and 2015, revenues from advertising-related services represented approximately 12.9%, 9.7% and 6.5% of our total net revenues respectively, and online advertising was not part of our core business.

b.	Commodities Brokerage Services

In 2013, in order to address the market demand for alternative investment opportunities, the Company established Zhengjin Fujian and Zhengjin Tianjin and acquired Henghui to help clients invest in and trade precious metals. As a PRC-affiliate of the Company, Zhengjin Fujian is a member of the SAIC (State Administration for Industry and Commerce)-approved Haixi, while Zhengjin Tianjin and Henghui are members of TJPME. Our precious metals trading affiliates’ intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. During the third quarter of 2015, we launched a heavy oil brokerage business and subsequently renamed this business as our commodities brokerage services.

We earn commission income from our clients’ trading activities. In addition, we act as one of the market makers in the commodities exchanges. As a market maker, we commit to accept all trade executions by offering to buy or sell trading products from or to our clients. As a result, we also recognize trading gains or losses in our net revenues.

In 2013, 2014 and 2015, our net revenues derived from commodities brokerage business represented approximately 57.1%, 71.8 % and 74.2% of our total net revenues respectively.

c.	Hong Kong Securities and Futures Contracts Brokerage Business

Following our acquisition of Hong Kong-based iSTAR Securities in November 2007, a licensed securities brokerage firm, we began providing certain brokerage and related services to our customers who invest in stocks listed on HKEx. iSTAR Securities is regulated by HKEx and SFC.

iSTAR Securities, together with iSTAR Futures and iSTAR Wealth Management, serve as our platform for developing financial services outside mainland China. In 2013, 2014 and 2015, the brokerage and related services provided by iSTAR Securities, iSTAR Futures and iSTAR Wealth management contributed approximately 6.5%, 5.5% and 2.9% of our total net revenues.

In March 2015, the Company signed a contract to transfer the entire equity interest in iSTAR Futures and iSTAR Wealth Management to a third party for a total consideration of $6.5 million (HK$ 50.7 million equivalently), comprising $1.0 million (HK$8,000,000 equivalently) and a sum equal to the net assets of the iSTAR Futures and iSTAR Wealth Management as of March 31, 2015. The contract has not been fulfilled and expired automatically on December 31, 2015. In April, 2016, the Company signed a new agreement with that third party to transfer the entire equity interest in iSTAR Wealth Management for a total consideration of $2.9 million (HK$22.5 million equivalently), subject to adjustments. The closing of the proposed transfer is subject to the obtaining by the buyer of approval from Hong Kong Securities and Futures Commission and we are therefore unable to provide an estimated closing date at this stage.

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

Sales and Marketing

We market our service offerings through online marketing, call centers, advertising and our customer support personnel. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers. We conduct online marketing mainly through our website www.jrj.com, which is among the most popular financial information websites in China. We also advertise with radio stations and in subways and also conduct public relations activities in the major cities.

In September 2015, we launched the first iTougu Masters Tournament (the “Tournament”) for “grass-roots” and professional investment advisors across China. The purpose of the Tournament is to showcase featured investment advisors with different investment styles and to enable retail investors to consult with the advisors online. The Tournament featured two events with individual and institutional participants. Starting on September 7, 2015, all participants displayed the daily performance of their investment portfolios over a three-month period. Throughout the Tournament, all registered users of China Finance Online's flagship portal (jrj.com.cn and the iTouGu marketplaces) were be able to view the Tournament participants' stock portfolios and live trading records free of charge.

In December 2015, we successfully hosted "Leading China 2015: Financial Industry Innovation Forum" in Beijing. Regulators and guests from the State Council of People's Republic of China, China Banking Association, Asset Management Association of China, China Futures Association, Insurance Society of China, Tsinghua University PBC School of Finance and executives from Chinese securities firms and commercial banks, among others, made important speeches covering topics including financial reforms, China’s “Internet Plus” strategy, internet finance and mobile securities services. The Company also awarded the winners of iTougu’s first Tournament.

Research and Development

We seek to differentiate our products and optimizing our services as continue to strengthen our core competence. We have been focusing on development and innovation of internet platforms and mobile internet applications, bringing cutting-edge technology shapes including multimedia, social networking, big data, cloud computing and user behavior analysis into our financial service platform,

We continue to invest in research and development projects in 2015, including among others, the continuous improvement of Yinglibao and iTougu.

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

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. New business ventures such as Investment Masters, Yinglibao, commodities brokerage services, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

•	competition from traditional and online financial service providers offering similar services and products;

•	competition from existing internet companies entering into financial service market offering similar services and products; and

•	competition from new entrants providers offering similar services and products.

With respect to our scaled-down of software- based financial information services, the number of competitors providing online financial news and information has increased since we commenced operations. Competition is intensifying among companies that provide security analysis software. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 180 software copyrights as of December 31, 2015, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 52 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and five trademarks registered in Hong Kong as of December 31, 2015.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT (Ministry of Industry and Information Technology);

•	PBC (The People’s Bank of China);

•	CSRC (China Securities Regulatory Commission);

•	CBRC (China Banking Regulatory Commission);

•	Asset Management Association of China

•	Cyberspace Administration of China

•	Ministry of Culture;

•	General Administration of Press and Publication (National Copyright Administration);

•	National Development and Reform Commission (NDRC);

•	SAIC (State Administration of Industry and Commerce);

•	Ministry of Public Security;

•	Ministry of Commerce; and

•	State Administration of Radio Film and Television

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

Regulation of commodities brokerage business

While the regulations on commodities brokerage business were generally not specific in the past, China has recently tightened regulations on commodities transactions in the spot market. In November 2013, the Ministry of Commerce (“MOC”), the People’s Bank of China (“PBC”) and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective January 1, 2014 (“Circular 3”). According to Circular 3, MOC will be in charge of all matters related to the planning, information and statistics consolidation of the markets and PBC will be responsible for the financial regulations related to the spot market transactions as well as the supervision of non-financial institutions’ payment services. In addition, each of our affiliates engaged in commodities brokerage business are subjection to the regulations of Haixi, TJPME and other exchanges that we may enter in the future, each of which is in charge of the local implementation of Circular 3.

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

Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered our domain name www.jrj.com with the ICANN and obtained a certificate for this domain name. ICANN is an internationally organized, non-profit corporation that is responsible for Internet Protocol (IP) address space allocation, protocol identifier assignment, generic (gTLD) and country code (ccTLD) Top-Level Domain name system management, and root server system management functions.

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

In January 2016, the Beijing Administration of Industry and Commerce issued an oral notice to the online platforms to suspend accepting advertisements with respect to P2P and financial products. The existing advertisements falling within these categories were requested to be taken down.

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

The Advertisement Law of the People's Republic of China of October 27, 1994, was amended and revised for the first time by the Standing Committee of the People’s Congress on April 24, 2015, since its adoption on October 27, 1994. It was promulgated by the Order No. 22 of the President of the People's Republic of China and came into force on September 1, 2015. The revised Law brings the following significant changes to the regulatory regime for advertising activities in China, including online advertising:

•	establishing strict regulations of the scope and content of advertisements relating to the expansion of definition of “advertisements” and “advertisers”, the restrictions on advertising to children and the stringent controls over the advertising of specific products and services;
•	providing specific measures to deal with false advertising;
•	tightening rules for methods of advertising; and
•	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2015:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Shanghai Meining Computer Software Co., Ltd.**	PRC	Nil
Shanghai Chongzhi Co., Ltd.*	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shenzhen Shangtong Software Co., Ltd. *	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.*	PRC	Nil
Henghui (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Shanghai) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Beijing) Wisdom Petroleum and Chemical Investment Management Co., Ltd. *	PRC	Nil
Zhengjin (Qingdao) Wisdom Trading Co., Ltd. *	PRC	Nil
Zhengjin (Jiangsu) Precious Metals Co., Ltd. *	PRC	Nil
iTougu (Beijing) Network Technology Co., Ltd. *	PRC	Nil
Yinglibao (Beijing) Network Technology Co., Ltd.	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Tibet Fortune Jinyuan Network Technology Co., Ltd. *	PRC	Nil
Shanghai Guiwo Information Technology Co., Ltd. *	PRC	Nil
iSTAR Financial Holdings Limited	BVI	85%
iSTAR International Securities Co. Limited	Hong Kong	85%
iSTAR International Futures Co. Limited	Hong Kong	85%
iSTAR International Wealth Management Co. Limited***	Hong Kong	85%
iSTAR International Credit Co. Limited	Hong Kong	85%

* Denotes variable interest entities or subsidiaries of variable interest entities

** On December 11, 2015, the Company signed a framework agreement to sell 90% of equity stakes in each of CFO Meining and CFO Securities Consulting. The sale of CFO Securities Consulting was closed in December 2015. The Company expects that the sale of CFO Meining will be closed in the second quarter of 2016.

***In April, 2016, the Company signed a contract to transfer the entire equity interest in iSTAR Wealth Management to a third party. The completion of this transaction was still subject to conditions, including but not limited to obtaining the approvals and consents of CSRC and SFC of Hong Kong. The closing of the proposed transfer is subject to the obtaining by the buyer of approval from Hong Kong Securities and Futures Commission and we are therefore unable to provide an estimated closing date at this stage.

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

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and Zhengtong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengtong”) (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng, CFO Newrand and Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”). Specifically, these contractual arrangements enable us to:

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

By December 2015 and as part of the reorganizations prior to the sale of 90% of equity stake in CFO Meining and 100% equity in CFO Zhongcheng to Shanghai EBI, the VIE contracts with Shanghai Stockstar Information & Technology Co., Ltd. and CFO Securities Consulting were terminated. All the equity interest in Shanghai Stockstar Information & Technology Co., Ltd. was transferred from CFO Meining, Na Zhang and Xun Zhao to other VIE entities we controlled. 90% of the equity interest in CFO Securities Consulting was transferred from CFO Meining, Jun Wang, and Zhiwei Zhao to CFO Zhongcheng, the sale of which had been closed in December 2015.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2015:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web Portal and advertising services
Shanghai Chongzhi Co., Ltd.	Subscription services and other related services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd.	Commodities brokerage services

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 9,900 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 1,900 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 1,900 square meters. Our subsidiaries and affiliates that locate in Chongqing lease approximately 3,900 square meters. Our subsidiaries that locate in Hong Kong lease approximately 720 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

A. Operating Results

We launched commodities brokerage business in 2013, which was former named precious metals trading services in 2013, as part of our transition to a new business model. Our commodities brokerage affiliates’ intended scopes of business include precious metals and other commodities’ spot trading, silver product sales and financial investment advisory services. We also offer subscription-based services based on a single integrated information platform that combines financial analysis tools, real-time and historical data, news, research reports and online forums.

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

Our net revenues increased by 28.3% to $107.4 million in 2015 from $83.7 million in 2014. The net income attributable to China Finance Online Co. Limited was $22.5 million in 2015, compared with net loss of $7.2 million in 2014.

Our principal capital expenditures for 2013, 2014 and 2015 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $0.8 million, $3.2 million and $3.4 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

•	global macroeconomic uncertainties, as well as the overall performance of China’s economy;

•	the strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services;

•	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets;

•	competition in the PRC financial data and information services industry, precious metal trading business and other financial services we may enter into;

•	PRC governmental policies relating to the commodities brokerage industry and security advisory consulting industry;

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

•	contribution of alternative revenue resources such as revenues from online advertising;

•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

•	other tax incentives we receive from PRC tax authorities resulting from CFO Meining (the sale of 90% of equity interest in CFO Meining is expected to be closed in the second quarter of 2016) and CFO Genius being the HNTE companies; CFO Tibet being the preferential tax rate for enterprises in Tibet;

•	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;

•	the desirability of our service packages relative to other products and offerings available in the market;

•	our ability to benefit from the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Chongzhi, CFO Qicheng, and Stockstar Wealth Management and other VIEs; and

•	PRC regulatory policies.

We derive revenues primarily from our commodities brokerage services, subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and wealth management services. The level of public interests in investing in China’s commodities brokerage and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $7.0 million in 2015, a decrease of 13.9% from the $8.2 million contributed in 2014. Revenues from advertising accounted for 6.5% of our net revenues in 2015. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2015. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.3 million in revenue for VAT refunds in 2015. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Gross revenues

We launched commodities brokerage services in 2013, which was part of our transition to a new business model. We generate commission income and trading revenues from our clients’ commodities trading. We also generate subscription fee revenues from the sales of the financial information and investment advisory services.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations. The gross revenues of PRC entities from sales that are not subject to VAT are subject to a business tax at a rate ranging from 3% to 5%. We pay business tax on certain revenues from commodities brokerage services, depending on the judgments of difference taxation authorities.

Starting from January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the “Pilot Program”) for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues mobile value added services revenue and certain subscription revenues started to be subject to VAT tax. These revenues are recognized after deducting VAT and other related surcharges.

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31, 2015
	PRC	Hong Kong	Total
Commodities brokerage revenues	$79,702,654	$-	$79,702,654
Hong Kong brokerage services revenues	-	3,149,063	3,149,063
Subscription services and other related services revenues	24,553,049	-	24,553,049
Total revenues from external customers	$104,255,703	$3,149,063	$107,404,766

	Years ended December 31, 2014
	PRC	Hong Kong	Total
Commodities brokerage revenues	$60,091,117	$-	$60,091,117
Hong Kong brokerage services revenues	-	4,610,516	4,610,516
Subscription services and other related services revenues	18,994,252	-	18,994,252
Total revenues from external customers	$79,085,369	$4,610,516	$83,695,885

	Years ended December 31, 2013
	PRC	Hong Kong	Total
Commodities brokerage revenues	$30,124,245	$-	$30,124,245
Hong Kong brokerage services revenues	-	3,404,767	3,404,767
Subscription services and other related services revenues	19,209,065	-	19,209,065
Total revenues from external customers	$49,333,310	$3,404,767	$52,738,077

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com and stockstar.com websites. Cost of revenues accounted for 24.3% and 18.4% of our net revenues in 2014 and 2015, respectively.

Rebates. We paid rebates to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The rebates paid were $7.3 million in 2015, constituting 36.8% of our cost of revenues.

Commission paid. Commission paid is the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Commission paid constituted 25.6% of our cost of revenues in 2015.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 9.0% of our cost of revenues in 2015.

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

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company's equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company's achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. The share-based compensation expenses relating to the nonvested shares recognized were $1,476,000.

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

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 8,000,000 as of December 31, 2015. During the year of 2015, 3,920,000 ordinary shares were granted under 2014 Plan. As of December 31, 2015, 31,400 shares were available for future grant of awards.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, Formerly known as “Huifu Jinyuan Co., Ltd.”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. On July 1, 2015, Fortune Zhengjin entered into another contractual arrangement to grant 8% restricted shares of Fortune Zhengjin to selected employees of the Group. CFO Tahoe also entered an arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including iSTAR Securities, iSTAR Futures, iSTAR Wealth Management, iSTAR Credit and other eight subsidiaries are subject to the uniform tax rate of 16.5% in Hong Kong. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2013, 2014 and 2015, the income tax expenses charged in Hong Kong are $nil, nil and nil respectively.

PRC Enterprise Income Tax

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise’s qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The HNTE qualification is valid for a term of three years and is subject to application for renewal thereafter. CFO Meining and CFO Genius all successfully renewed their HNTE qualification in 2014 and 2015, respectively, and enjoyed a preferential tax rate of 15% for another three years.

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

Transition from Business Tax to Value Added Tax

Starting from January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to VAT Transformation Pilot Program (the “Pilot Program”), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at rates ranging from 3% to 6%. These revenues were recognized after deducting VAT and other related surcharges.

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31 2015.

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

Revenue recognition. We charge subscription fee to our individual investors of “iTougu” and institutional subscribers for the right to use our service packages. For “iTougu” provided to individual investors, service fee is paid in full prior to the delivery of our service packages. With a monthly fee, individual investors could receive stock picking advices and review their mentors’ current investment portfolios and living trading records as well. We began to recognize revenue over the service period upon activation of the investors’ subscription. Services fees that have been paid but not yet recognized are recorded as deferred revenue on our balance sheets. Deferred revenue is reduced proportionately as revenue is recognized ratably over the service period.

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

Through our commodities brokerage business, our customers could buy or sell the products provided by the exchanges. We derive commission from their trading volumes. The commission income is recognized on a trade basis. In addition, we acted as one of the market makers of the commodities exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As a counterparty of our clients’ dealing, we may earn trading gains or incur trading losses, depending on market conditions. Trading revenues, net, are recognized on a trade basis too, when trades are executed. Unrealized gains/losses on open positions are marked to market at period end. Trading revenues, net, which comprise both realized and unrealized gains and losses, are recognized on a net basis in the Statement of Comprehensive Income.

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

In 2012 and 2013, the Group made a cost method investment to Beijing Cowboy Network Technology Co., Ltd. for a total consideration of $1,138,899. In 2015, the Group sold all its equity interests in Beijing Cowboy Network Technology Co., Ltd. to a third party. The gain recorded in this disposal was $4.6 million. In 2014, the Group made another cost method investment of $81,064 to daokoudai.com.

In December 2015, the Group signed a framework agreement to sell 90% equity stake in CFO Meining and related businesses to a third party. As part of the framework, the sale related to the equity of CFO Securities Consulting was completed in December 2015. The Group’s retained 10% noncontrolling investment was recorded as cost method investment as the Group lost control over CFO Securities Consulting. After remeasurement, the cost method investment in CFO Securities Consulting was recorded as $477,393.

In 2014, the Company sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the disposal of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4,337,736, which was fully collected as of December 31, 2015. The total carrying balance of such cost method investments were $554,392 as of December 31, 2015. There was no impairment loss of the Group’s cost method investment.

Equity method investment. For investments in an investee over which we do have significant influence but lack control, we carry the investment at cost and subsequently adjust the carrying amount of the investment to our proportionate share of each equity investee’s net income or loss. We review the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made.

In June 2015, the Group paid $307,996 to acquire 20% share interest of Beijing Niucai Technology Co., Ltd. In December 2015, the Group entered a contractual arrangement with third parties to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. ("CFO Aishang"), which was previously owned 55% equity interests by the Company. The fair value of the 40% retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets at the disposal date, based on the valuation performed by a third party.

The Company recognized equity method investment losses of $66,970 in the consolidated statement of comprehensive income for the year ended December 31, 2015. The carrying balance of equity method investment was $1,228,269 as of December 31, 2015.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure, we recorded $8,149,525 goodwill impairment losses in relation to the reporting unit of subscription services and other related services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. A loss from impairment of intangible of $250,360 was recorded in the year ended December 31, 2015.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2015:

•	The revenue growth is projected at a compound annual growth rate, or CAGR. The CAGR of the reporting unit is approximately 5.1% for 2016 through 2020, which is within the range of comparable companies at the time of valuation.

•	Operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.

•	To maintain normal operations, capital expenditures are estimated to be around 3% of revenue for each of the four reporting units, respectively.

•	The working capital requirement is estimated based on main accounts turnover days.

•	A perpetual growth rate after 2020 is assumed to be at 3% per year for each of the four reporting units.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Due to the business restructure, a third party appraiser performed the valuation as of June 1, 2014. We recorded $1,802,125 impairment losses in relation to the long-lived assets with definite lives for the year ended December 31, 2014. No impairment loss was recorded for the long-lived assets with definite lives in 2015.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2013		2014		2015
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$53,336	101.1%	$85,122	101.7%	$109,069	101.5%
Business tax	(598)	(1.1)	(1,426)	(1.7)	(1,664)	(1.5)
Net revenues	52,738	100.0%	83,696	100.0%	107,405	100.0%
Cost of revenues	(10,570)	(20.0)	(20,353)	(24.3)	(19,739)	(18.4)
Gross profit	42,168	80.0	63,343	75.7	87,666	81.6
Operating expenses:
General and administrative	(15,210)	(28.9)	(17,592)	(21.0)	(17,994)	(16.8)
Product development	(9,033)	(17.1)	(11,148)	(13.3)	(10,739)	(10.0)
Sales and marketing	(30,588)	(58.0)	(43,761)	(52.3)	(46,474)	(43.3)
Loss from impairment of intangible assets	-	-	(1,802)	(2.2)	(250)	(0.2)
Loss from impairment of goodwill	-	-	(8,150)	(9.7)	-	-
Total operating expenses	(54,831)	(104.0)	(82,453)	(98.5)	(75,457)	(70.3)
Government subsidies	11	-	659	0.8	252	0.2
Income (loss) from operations	(12,652)	(24.0)	(18,451)	(22.0)	12,461	11.6
Interest income	1,341	2.5	4,044	4.8	2,648	2.5
Interest expense	(197)	(0.4)	(12)	0.0	(1)	(0.0)
Exchange gain (loss), net	557	1.1	(112)	(0.1)	(766)	(0.7)
Gain on the interest sold and retained noncontrolling investment	-	-	-	-	10,000	9.3
Gain from sale of cost method investment	-	-	4,338	5.2	4,648	4.3
Equity method investment income (loss)	2,774	5.3	-	-	(67)	(0.1)
Short-term investment income	132	0.3	58	0.1	216	0.2
Other income (expense), net	(29)	(0.1)	18	0.0	(937)	(0.9)
Income (loss) before income tax expense	(8,074)	(15.3)	(10,117)	(12.1)	28,202	26.3
Income tax expense	(100)	(0.2)	(514)	(0.6)	(1,384)	(1.3)
Net income (loss)	(8,174)	(15.5)	(10,631)	(12.7)	26,818	25.0
Less: net income (loss) attributable to noncontrolling interests	399	0.8	(3,463)	(4.1)	4,335	4.0
Net income (loss) attributable to China Finance Online Co. Limited	(8,573)	(16.3%)	(7,168)	(8.6%)	22,483	20.9%

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Our gross revenues increased by 28.1% from $85.1 million in 2014 to $109.1 million in 2015. The increase was mainly due to the gross revenues of $80.1 million provided by our commodities brokerage services in 2015, compared with $61.1 million in 2014.

Our business taxes and related surcharges attributable to our gross revenues increased from $1.4 million in 2014 to $1.6 million in 2015. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues increased by 28.3% to $107.4 million in 2015 from $83.7 million in 2014.

This increase was mainly due to the net revenues provided by our commodities brokerage services. Our net revenues derived from our financial services, which include commodities brokerage and Hong Kong brokerage-related services, increased to $82.9 million in 2015 from $64.7 million in 2014, representing 77.1% and 77.3% of our total net revenues for each year.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, increased by 66.1% from $10.4 million to $17.2 million in 2015. The increase was mainly due to we continued our strategic transition efforts by launching an investment advisory service platform, “Investment Masters” (“iTougu”), designed to provide securities investment advisors and their clients a real-time communication channel, where messages, market analytics, research report and investment strategies are exchanged.

Our advertising revenues decreased to $7.0 million in 2015 from $8.2 million in 2014, representing 6.5% and 9.7% of total net revenues for each year.

Cost of revenues

Our cost of revenues in 2015 decreased by 3.0% to $19.7 million from $20.4 million in 2014, primarily due to the commission paid to our sales agents related to our commodities brokerage business.

Gross profit

As a result of the foregoing, our gross profit increased by 38.4% to $87.7 million in 2015 from $63.3 million in 2014.

Operating expenses

Our operating expenses decreased by 8.5% to $75.5 million in 2015 from $82.5 million in 2014. Operating expenses as a percentage of net revenues decrease to 70.3% in 2015 from 98.5% in 2014.

General and administrative. Our general and administrative expenses increased by 2.3% to $18.0 million in 2015 from $17.6 million in 2014. The increase in general and administrative expenses was mainly attributable to the share-based compensation expenses. Our general and administrative expenses as a percentage of net revenues decreased to 16.8% in 2015 from 21.0% in 2014.

Product development. Our product development expenses decreased by 3.7% to $10.7 million in 2015 from $11.1 million in 2014. The decrease in product development expenses was mainly due to the depreciation and share-based compensation expenses. Our product development expenses decreased as a percentage of net revenues to 10.0% in 2015 from 13.3% in 2014. We expect to continue investing in iTouGu as part of its long-term strategic goal of providing retail investors with a one-stop solution for their investment needs.

Sales and marketing. Our sales and marketing expenses increased by 6.2% to $46.5 million in 2015 from $43.8 million in 2014. This was primarily due to the headcount related expenses and marketing, promotion expenses related to our commodities brokerage business. Our sales and marketing expenses as a percentage of net revenues decreased to 43.3% in 2014 from 52.3% in 2014.

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $0.3 million in 2015, compared to a loss from impairment of $1.8 million in 2014.

Income (loss) from operations

Our income from operations was $12.5 million compared to an operating loss of $18.5 million in 2014, and our operating margin was 11.6% in 2015, compared that of negative 22.0% in 2014.

Interest income

Our interest income decreased by 34.5% to $2.6 million in 2015 from $4.0 million in 2014, mainly due to the loan to Langfang Developer.

Interest expense

Our interest expense decreased by 91.7% to $1,000 in 2015 from $12,000 in 2014.

Gain on the interest sold and retained noncontrolling investment

We recorded a gain on the interest sold and the retained noncontrolling investment of $10.0 million in the consolidated statement of comprehensive income for the year ended December 31, 2015. We disposed our 100% equity interests in CFO Zhongcheng which owns 90% equity interests in CFO Securities Consulting, and also transferred our 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. ("CFO Aishang"), which we previously owned 55% equity interests, to third parties in 2015.

Gain from sale of cost method investment

In 2015, the Group sold a cost method investment in Beijing Cowboy Network Technology Co., Ltd. to third parties, which was acquired during 2012 and 2013, and recognized a gain from the sale of cost method investment of $4.6 million in 2015.

Short-term investment income

Our gain from short-term investments, which are classified as trading securities, held-to-maturity or available-for-sale decreased to $0.2 million in 2015 from $58,000 in 2014.

Income tax expense

Our income tax expense was $1.4 million in 2015 compared to an income tax expense was $0.5 million in 2014.

Net income (loss) attributable to the Company

Our net income attributable to the Company was $22.5 million in 2015 compared to a net loss attributable to the Company of $7.2 million in 2014, and our net income margin was 20.9% in 2015, and negative 8.6% in 2014.

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2015, we had approximately $85.7 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2013, 2014 and 2015:

	For the year ended December 31
(in thousands of U.S. dollars)	2013	2014	2015
Net cash provided by operating activities	$159	$1,172	$19,817
Net cash provided by (used in) investing activities	7,578	(4,598)	40,558
Net cash used in financing activities	(12,138)	(372)	(5,592)
Net increase (decrease) in cash and cash equivalents	(4,535)	(3,832)	53,195
Cash and cash equivalents at beginning of year	40,906	36,371	32,539
Cash and cash equivalents at end of year	$36,371	$32,539	$85,734

Net cash provided by operating activities for 2015 was $19.8 million, compared to $1.2 million in 2014 and $159,000 in 2013. The increase of net cash provided by operating activities was primarily due to the increase in cash receipt from commodities brokerage services.

Net cash provided by investing activities was $40.6 million in 2015, compared to net cash used in investing activities was $4.6 million in 2014. The increase in cash provided by investing activities was primarily due to (i) the collection of $8.5 million from disposal of 100% equity interest in CFO Zhongcheng, 90% equity interest in CFO Securities Consulting, and 15% equity interest in CFO Aishang; (ii) a net cash in of $22.6 million from Langfang Developer; and (iii) a net cash in of $8.0 million related to the sales of cost method investments.

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

Net cash used in financing activities was $5.6 million, compared to $0.4 million in 2014 and $12.1 million in 2013. We paid back a short term bank loan of $13.5 million in 2013. In 2014 and 2015, we paid $1.0 million and $6.5 million dividends to noncontrolling shareholders.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2013, 2014 and 2015 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $834,000, $3.2 and $3.4 million, respectively.

Capital expenditures in 2014 and 2015 have been, and our 2016 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

In order to enhance our return on cash, on March 19, 2013, we entered into a real estate investment contract with the Langfang Developer and four original shareholders of Langfang Developer. Pursuant to the investment contract with the Langfang Developer, at closing, we invested an aggregate $22,142,400 in consideration for 49% of the Langfang Developer’s equity interest. Langfang Developer used the invested amount to purchase land and develop a real estate project thereon located in Langfang City, Hebei Province. This investment was funded by our current capital resources. In November 2013, we transferred our equity stake in the Langfang Developer for a total consideration of $24,930,702, which is being paid to us in several installments. In addition, we extended a loan of $10,333,120 to the Langfang Developer at a monthly interest rate of 1.5% from October 9, 2013 to October 20, 2013. In September 2014, the Company’s board of directors approved an extension of outstanding loan to December 31, 2014. Pursuant to the arrangement, the loan receivable was charged an annual interest rate of 19-21% from October 21, 2014 to December 31, 2014. In March, 2015, the Group collected approximately $2.1 million (RMB13 million, equivalently) from Langfang Developer. In December 2015, the Group received the remaining outstanding balance and relative interests of approximately $23.9 million (RMB155 million) from Langfang Developer.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $71.7 million as of December 31, 2015.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2014 and 2015, respectively:

	For the year ended December 31,
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions	2014	2015
Denomination in RMB	$19,633,320	$79,153,967
Denomination in foreign currencies	$9,284	8,474

Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$17,572,213	47,788,398
Denomination in foreign currencies	-	-

Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$99,170	307,313
Denomination in foreign currencies	$12,802,237	6,264,294

C. Research and development.

In the three years ended December 31, 2013, 2014 and 2015, our product development expenses were $9.0 million, $11.1 million and $10.7 million, respectively. Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

•	enhance our subscribers’ experience by improving the quality of our research tools and website; and

•	develop additional research tools, features, content and services specifically targeting the high-end subscribers.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2015 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$4,128,288	$1,309,583	$5,437,871
1 - 3 years	3,686,504	1,305,580	4,992,084
3 - 5 years	-	-	-

Apart from such premises, as of December 31, 2015, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	52	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	45	Director and Chief Financial Officer
Zheng (James) Chen (1)	50	Independent Director
Jian Wang (1) (2) (3)	53	Independent Director
Yaowei Zhang (1) (2) (3)	53	Independent Director
(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

The address of each of our executive officers and directors is 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052.

Biographical Information

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our Board of directors as of April 2012 and continues to serve as the Chief Executive Officer of the company. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology and he obtained his EMBA degree from PBC School of Finance of Tsinghua University.

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

James (Zheng) Chen has been the Chief Financial Officer of Aoxing Pharmaceutical since February 2016. Prior to Aoxing, Dr. Chen was the Chief Financial Officer of Origin Agritech Limited since January 2012. Dr. Chen has also served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”).

Jian Wang has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation ("Five Star"), a key member of Best Buy Co., Inc. ("Best Buy"), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy's acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded "China's Best Employer" for four consecutive years since 2009 under Mr. Wang's leadership and he himself has also been awarded "China's Best Entrepreneur on Employer's Development". Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University and he received his EMBA from China Europe International Business School (CEIBS).

Yaowei Zhang has been an Independent Director of Shanghai Cimic Holdings Co., Ltd. since March 2014. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People's Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D. of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

B. Compensation of directors and executive officers.

In 2015, we paid aggregate cash compensation of approximately $654,000 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer or the chief financial officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer or chief financial officer, as the case may be.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2017.

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

Under the 2004 Plan, as of December 31, 2015, we have a total number of 14,513,528 options that are currently vested and exercisable for ordinary shares.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2015 pursuant to the 2004 Plan:

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

Incentive awards granted under the 2014 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of awards will be accelerated to permit immediate exercise of all awards granted to a grantee. Generally, to the extent an outstanding awards granted under the 2014 Plan has not vested by the date the grantee’s employment or service with us terminates, the awards will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2014 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of a grantee under any award granted prior to that date, the approval of such grantee.

Number of
ordinary Shares to
	be issued upon	Exercise price per
	vesting of awards	ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$-	November 16, 2015	November 16, 2025
Zheng (James) Chen	*	$-	November 16, 2015	November 16, 2025
Jian Wang	*	$-	November 16, 2015	November 16, 2025
Yaowei Zhang	*	$-	November 16, 2015	November 16, 2025
Jun (Jeff) Wang	*	$-	November 16, 2015	November 16, 2025

*	Upon exercise of all options or restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2015, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2015, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	7.59%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	8.94%

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

As of December 31, 2015, all of the 3,000,000 ordinary shares become activated and vested as one of the performance targets was achieved, and $1,476,000 share-based compensation expenses relating to the restricted shares was recognized.

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

C. Board practices.

In 2015, our directors met in person or passed resolutions by unanimous written consent total of four times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Zheng (James) Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

Mr. Rongquan Leng, a former Independent Director of the Board of Directors of the Company, has resigned from the Company’s Board of Directors for personal reason, effective from April 17, 2015. Mr. Leng was a member of the Audit Committee, the Compensation Committee and the Nominations Committee. On May 7, 2015, the Company received from the staff of the Listing Qualifications Department of Nasdaq a letter indicating that, due to Rongquan Leng's resignation, the Company was not in compliance with Listing Rule 5605 with respect to independent directors, audit and compensation committee requirements. On June 30, 2015, Dr. Zheng (James) Chen, Mr. Jian Wang and Dr. Yaowei Zhang were elected to be Independent Directors of the Company. On July 6, 2015, the Board approved the appointment of Dr. Zheng (James) Chen as a member and the chairman of the Audit Committee, Mr. Jian Wang as a member of each of the Audit Committee, the Compensation Committee and the Nomination Committee and Dr. Yaowei Zhang as a member of each of the Audit Committee, the Compensation Committee and the Nomination Committee. In mid-July 2015, Company has received a letter from Nasdaq dated July 9, 2015 confirming the compliance by the Company of the independent director, audit and compensation committee requirements for continued listing on The Nasdaq Global Market as set forth in Listing Rules 5605(b)(1), 5605(c)(2) and 5605(d)(2), respectively.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Dr. Zheng (James) Chen, Mr. Jian Wang and Dr. Yaowei Zhang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Mr. Jian Wang and Dr. Yaowei Zhang. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

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

Nominations committee. Our current nominations committee consists of Mr. Jian Wang and Dr. Yaowei Zhang. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	52	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	45	Director and Chief Financial Officer	Date of 2016 annual general meeting
Zheng (James) Chen	50	Director	Date of 2016 annual general meeting
Jian Wang	53	Director	Date of 2017 annual general meeting
Yaowei Zhang	53	Director	Date of 2017 annual general meeting

D. Employees.

As of December 31, 2013, 2014 and 2015, we employed approximately 1,700, 1,500 and 1,900 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information – Risk Factors – Risks relating to doing business in the People’s Republic of China – PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs”.

E. Share ownership.

As of December 31, 2015, 118,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 21,219,601 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 118,098,018 ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	32,715,983	27.70%
Zheng (James) Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	3,159,163	2.68%
All current directors and executive officers as of December 31, 2015 as a group (5 persons)	35,875,146	30.38%

5% Shareholder
Zhiwei Zhao (1)	32,715,983	27.70%
IDG Technology Venture Investment, LP (2)	6,723,115	5.69%
IDG Technology Venture Investment, Inc. (3)	4,670,505	3.95%
Jianping Lu (4)	7,156,121	6.06%
Ling Zhang (5)	8,746,370	7.41%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2015, would beneficially own less than 1% of our ordinary shares.

(1)	Mr. Zhiwei Zhao is considered the beneficial owner of 32,715,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. as of December 31, 2015 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2015 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 4,056,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2015.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2015 in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)	Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2015 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2015, we had 118,098,018 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 89.84% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership”.

B. Related party transactions.

See “Item 4.C. Information on the Company—Organizational Structure.”

The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 to this Annual Report on Form 20-F and incorporated herein by reference.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2013, 2014 and 2015, we had nil, $2.4 million and nil, respectively due from related parties. It represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received in the first quarter of 2015. As of December 31, 2013, 2014 and 2015, we also had $1.2 million, $0.9 million and $0.9 million, respectively due to related parties.

C. Interests of experts and counsel.

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated financial statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Class Action against the Company

The Company is named as a defendant in a putative securities class action, Wang, et al., v. China Finance Online Co. Limited, 1:15-cv-07894-RMB. The original complaint was filed on June 5, 2015 in the Central District of California. The case was subsequently consolidated with several other similar actions and transferred to the Southern District of New York, where it is currently pending. The amended consolidated complaint alleges that the Company violated Exchange Act Section 10(b) and Rule 10b-5 by failing to disclose certain of its transactions involving Langfang Shengshi Real Estate Development Co. Limited as related party transactions. The Company filed a motion to dismiss the complaint on April 8, 2016. Plaintiffs’ response is due on May 6, 2016 and the Company’s reply on May 13, 2016.

The amended consolidated complaint also made claims under Exchange Act Section 10(b) and Rule 10b-5 against certain of the Company’s current officers and its current and former auditors and under Exchange Act Section 20(a) against certain of its current officers and former directors. The Company and plaintiffs have agreed to submit the claims against the Company to mediation. To facilitate that effort, the plaintiffs voluntarily dismissed all defendants other than the Company. A mediation session is scheduled for late May 2016.

Other Litigations against the Company’s Subsidiaries or PRC Affiliates

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright infringement. In a copyright infringement dispute, we are claimed for a public apology for the violation, and compensated a damages of $7.7 million (RMB50 million, equivalently).

For many of these legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss.

The ultimate outcome of any litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. The claims of infringement of intellectual property rights may harm our business and reputation. See Item 3.D. "Risk Factors-Risks Related to Our Business - We have been and may continue to be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

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

B. Significant changes since December 31, 2015.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (1) the years 2011, 2012, 2013, 2014 and 2015; (2) each of the quarters since the first quarter in 2014 and (3) each of the six months since October 2015.

	Trading Price
	High	Low
Yearly highs and lows
Year 2011	7.27	1.43
Year 2012	2.91	1.02
Year 2013	6.45	1.14
Year 2014	11.88	2.33
Year 2015	6.85	2.90
Quarterly highs and lows
First Quarter 2014	8.20	4.12
Second Quarter 2014	6.40	2.33
Third Quarter 2014	11.88	3.83
Fourth Quarter 2014	8.65	4.42
First Quarter 2015	6.75	4.10
Second Quarter 2015	6.40	3.90
Third Quarter 2015	5.59	2.90
Fourth Quarter 2015	6.85	3.37
First Quarter 2016	6.10	4.30
Monthly highs and lows
October 2015	4.54	3.37
November 2015	4.50	3.64
December 2015	6.85	4.12
January 2016	6.10	4.49
February 2016	5.40	4.30
March 2016	5.62	4.92
April 2016 (through April 22, 2016)	6.05	4.93

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2014 and 2015, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2015, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $2.6 million to $1.8 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2014, a hypothetical 1.0% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $4.0 million to $3.7 million.

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

We have recorded foreign exchange loss of $766,000 in net income in 2015, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 3%, -0.4% and -6.1% against the U.S. dollar in 2013, 2014 and 2015, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2015, we had cash, cash equivalents and restricted cash of US$79.5 million (approximately RMB 516.0 million) which were denominated in RMB at the exchange of $1.00 for RMB 6.4936 and US$6.3 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $78.7 million as of December 31, 2015.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. On May 22, 2013, we entered into a new contract with the depositary with a term of 5 years, which started from May 22, 2013. We were entitled to receive the maximum amount as US$270,000 for the periods between May 22, 2014 and May 21, 2015 and US$289,000 for the year between May 22, 2015 and May 21, 2016 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in the 1992 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices”.

Our board of directors has concluded that Mr. Zheng (James) Chen, a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. SEC.

Mr. Zheng (James) Chen will not be deemed an “expert” for any purpose, including, without limitation, for purposes of section 11 of the Securities Act as a result of being designated or identified as an audit committee financial expert. The designation or identification of Zheng (James) Chen as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Zheng (James) Chen as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2014 and 2015 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). For the fiscal year ended December 31, 2013, our independent accountant was Grant Thornton China. The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2015		2014		2013
Audit Fees(1)	US$	416,000	US$	630,000	US$	433,000
Audit Related Fees		-		-		-
Tax Fees		-		-		-
All Other Fees		-		-		-

(1) “Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by BDO China or Grant Thornton China, as applicable, for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for China Finance Online Co. Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIE’s subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)
2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004
4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)
4.2	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)
4.3	Amended Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan dated May 20, 2009 (incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.4	Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

4.5	Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.6	Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among China Finance Online Co. Limited, Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.7	Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.8	Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.9	Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.10	Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.11	Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.12	Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.13	Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.14	Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.15	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.16	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.17	Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.18	Translation of loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.19	Translation of share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.20	Translation of purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.21	Translation of operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.22	Translation of technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.23	Translation of strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.24	Translation of Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.25	Translation of Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.26	Translation of Share Transfer Contract (related to shares of Beijing Glory Technology Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.27	Translation of Purchase Option Agreement dated September 10, 2007 among Fortune Software (Beijing) Co., Ltd., Jun Wang, Zhiwei Zhao and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.28	Translation of Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.29	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.30	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.31	Translation of Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and Beijing Premium Technology Co., Ltd. (“CFO Premium”) (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.32	Translation of Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.33	Translation of Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.34	Translation of Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.35	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.36	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.37	Translation of Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.38	Translation of Framework Agreement of Exercising Purchase Option dated November 1, 2012 among Yang Yang, Ying Zhu, CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.45 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.39	Translation of Share Pledge Agreement dated November 1, 2012 among CFO Chuangying, Ying Zhu and Lin Yang (incorporated by reference to Exhibit 4.46 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.40	Translation of Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.41	Translation of Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.42	Translation of Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.43	Translation of Loan Agreement dated May 8, 2008 among CFO Software, Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.43 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.44	Translation of Framework Agreement of Exercising Purchase Option dated January 8, 2010 among Zhenfei Fan, Xun Zhao, Zhengyan Wu, CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.44 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.45	Translation of Purchase Option and Cooperation Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software (incorporated by reference to Exhibit 4.45 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.46	Translation of Share Pledge Agreement dated January 8, 2010 among Xun Zhao, Zhengyan Wu and CFO Software (incorporated by reference to Exhibit 4.46 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.47	Translation of Operation Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.47 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015))
4.48	Translation of Technical Support Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.48 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.49	Translation of Strategic Consulting and Service Agreement dated June 8, 2008 between CFO Chongzhi and CFO Software (incorporated by reference to Exhibit 4.49 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.50	Translation of Loan Agreement dated November 25,2009 among CFO Chongzhi, Zhihong Wang and Ran Yuan (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.51	Translation of Purchase Option and Cooperation Agreement dated November 30, 2009 among CFO Chongzhi, Shanghai Stockstar Information & Technology Co., Ltd., Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)

4.52	Translation of Framework Agreement of Exercising Purchase Option dated April 6, 2010 among Zhihong Wang, Na Zhang, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 from Amendment No. 1 to our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.53	Translation of Framework Agreement of Exercising Purchase Option dated November 8, 2010 among Ran Yuan, Xun Zhao, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd (incorporated by reference to Exhibit 4.53 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.54	Translation of Share Pledge Agreement dated January 15, 2012 among Na Zhang, Xun Zhao and CFO Chongzhi (incorporated by reference to Exhibit 4.54 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.55	Translation of Operation Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.56	Translation of Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.57	Translation of Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.58	Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.58 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.59	Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.59 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.60	Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong (incorporated by reference to Exhibit 4.60 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.61	Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.61 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.62	Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.62 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.63	Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.63 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.64	Translation of Framework Agreement of Exercising Purchase Option dated November 15, 2012 among Zhiwei Zhao, Jun Wang, Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.64 from our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.65	Translation of Purchase Option and Cooperation Agreement dated December 11, 2012 among Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.65 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.66	Translation of Share Pledge Agreement dated November 15, 2012 among Xiaowei Wang, Na Zhang and CFO Software (incorporated by reference to Exhibit 4.66 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.67	Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.68	Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.69	Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.70	Translation of Loan Agreement dated June 1, 2014 among CFO Zhengyong, Lin Yang and Yi Yang (incorporated by reference to Exhibit 4.70 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.71	Translation of Purchase Option and Cooperation Agreement dated June 1, 2014 among Lin Yang, Yi Yang, CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.71 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.72	Translation of Operation Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.72 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.73	Translation of Technical Support Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.73 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.74	Translation of Strategic Consulting and Service Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.74 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.75	Translation of Loan Agreement dated February 12, 2014 among CFO Zhengyong, Ran Tao and Haibin Wang (incorporated by reference to Exhibit 4.75 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.76	Translation of Purchase Option and Cooperation Agreement dated February 12, 2014 among Tao Ran, Haibin Wang, Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.76 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.77	Translation of Share Pledge Agreement dated February 12, 2014 among Ran Tao, Haibin Wang and CFO Zhengyong (incorporated by reference to Exhibit 4.77 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.78	Translation of Operation Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.78 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.79	Translation of Technical Support Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.79 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.80	Translation of Strategic Consulting and Service Agreement dated February12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.80 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.81	Translation of Loan Agreement dated May 14, 2014 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.81 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.82	Translation of Purchase Option and Cooperation Agreement dated May 14, 2014 among Zhiwei Zhao, Jun Wang, CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.82 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.83	Translation of Operation Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.83 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.84	Translation of Technical Support Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.84 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.85	Translation of Strategic Consulting and Service Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.85 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.86	Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.; filed as Exhibit 4.61 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.87	Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission., which request is pending; filed as Exhibit 4.62 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.88	Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.89	Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)
4.90	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between the Company and Hang Seng Indexes Company Limited dated February 27, 2009 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.91	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between CFO Fuhua and Hang Seng Indexes Company Limited dated December 11, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.92	Renewal of Shanghai Stock Exchange Securities Information Operation License Agreement by and between CFO Fuhua and Shanghai Stock Exchange Information Network Co., Ltd. dated December 25, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.93	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Fuhua and Shenzhen Securities Information Network Co., Ltd. dated March 15, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.94	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Meining and Shenzhen Securities Information Network Co., Ltd. dated March 1, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)

4.95	English Summary of the real estate investment contract and the shareholder agreement by and among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and its original shareholders dated March 19, 2013. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.96	Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.31 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.97	Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.32 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.98	Translation of Agreement for Change of Parties to the Contract (incorporated by reference to Exhibit 4.33 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.99	Translation of Purchase Agreement between Giant Bright and Hadevan (incorporated by reference to Exhibit 4.34 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.100	Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.35 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.101	Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.36 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.102	Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising (incorporated by reference to Exhibit 4.37 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.103	Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd. (incorporated by reference to Exhibit 4.38 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.104	Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd. (incorporated by reference to Exhibit 4.116 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.105	2014 Stock Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.106	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)

4.107	Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng (incorporated by reference to Exhibit 4.109 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.108	Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. and Golden Pioneer (Beijing) Network Technology Co. Ltd. (incorporated by reference to Exhibit 4.110 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.109	Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.110	Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.111	Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.113 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.112	Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.114 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.113	Translation of Online Securities Business Cooperation Agreement between China International Capital Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.115 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.114	Translation of Online Securities Business Cooperation Agreement between Heng Tai Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.116 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.115*	Translation of sale & purchase agreement dated March 30, 2015 about the 100% equity of iSTAR Futures and iSTAR Wealth Management between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua.
4.116*	Translation of the first supplement dated April 9, 2015 between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua.
4.117*	Translation of the second supplement dated September 28, 2015 between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua.
4.118*

Translation of the agreement on enforcement of arbitration award dated on December 9, 2015 among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd.

4.119*	Translation of the reorganization framework agreement dated May 4, 2015 between China Finance Online Co. Limited, Danford (H.K.) Limited, Dongjin Investment Co., Ltd., Beijing Cairuitong Technology Co., Ltd., Caifu Xinying (Beijing) Technology Co., Ltd. and Beijing Cowboy Network Technology Co., Ltd.
4.120*	Translation of share transfer agreement dated on May 25, 2016 between Beijing Glory Technology Co., Ltd. and Shanghai Zheshang Business Consulting Co., Ltd.
4.121*	Translation of share transfer agreement dated on May 25, 2016 between CFO Qicheng and Beijing Leshi Excellence Investment Management Partnership.
4.122*	Translation of share transfer agreement dated on May 25, 2016 between CFO Qicheng and Shanghai Ever Bright Yan Ze Venture Capital Enterprise (limited partnership).
4.123*	Translation of share transfer agreement dated on May 25, 2016 between Shenzhen Shangtong Software Co., Ltd. and Shanghai Ever Bright Fu Yi Venture Capital Enterprise (limited partnership)
4.124*	Translation of share transfer agreement dated on May 25, 2016 between Shenzhen Shangtong Software Co., Ltd. and Beijing Leshi Excellence Investment Management Partnership.
4.125*	Translation of share transfer agreement dated on May 25, 2016 between Shenzhen Shangtong Software Co., Ltd. and Xiaoming Wang
4.126*	Translation of the framework agreement dated December 11, 2016 about the reorganization and sale & purchase of stockstar.com related business
4.127*	Translation of the share transfer agreement dated August 27, 2015 by and among CFO Meining and Beijing Glory Technology Co., Ltd.
4.128*	Translation of the share transfer agreement dated August 27, 2015 by and among Zhang Na and Beijing Glory Technology Co., Ltd.
4.129*	Translation of the share transfer agreement dated August 27, 2015 by and among Zhao Xun and Beijing Premium Technology Co., Ltd.
4.130*	Translation of the share transfer agreement dated December 10, 2015 by and among CFO Meining, Zhiwei Zhao, Jun Wang, Tibet Fortune Jinyuan Network Technology Co., Ltd. and Zhongcheng Futong Co., Ltd.
4.131*	Translation of the termination agreement dated September 20, 2015 by and among CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement.
4.132*	Translation of the termination agreement dated September 20, 2015 by and among CFO Chongzhi, Na Zhang, Xun Zhao and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain purchase option and cooperation agreement, loan agreement and share pledge agreement.
4.133*	Translation of the termination agreement dated December 8, 2015 by and between CFO Software and CFO Securities Consulting terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement.
4.134*	Translation of the termination agreement dated December 8, 2015 by and among CFO Software, Zhiwei Zhao, and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement.
4.135*	Translation of the termination agreement dated December 8, 2015 by and among CFO Software, Jun Wang and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement.

4.136*	Translation of the share transfer agreement dated December 24, 2015 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., Shanghai EBI Capital Co., Ltd. and Xiaoming Wang.
4.137*	Translation of the sale & purchase agreement dated April 8, 2016 about the 100% equity of iSTAR Wealth Management between iSTAR Management Limited and Tianfeng Securities Co., Ltd.
8.1*	List of principal subsidiaries and significant PRC-incorporated affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed with this annual report on Form 20-F.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FINANCE ONLINE CO. LIMITED
Date: April 27, 2016
/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Finance Online Co. Limited.

We have audited the accompanying consolidated balance sheet of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2015, and the related consolidated statement of comprehensive income, changes in shareholders' equity, and cash flow for the year ended December 31, 2015. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co. Limited, its subsidiaries, its VIEs and its VIEs' subsidiaries as of December 31, 2015, and the results of their operations and their cash flow for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, China

April 27, 2016

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
Assets	2014	2015

Current assets:
Cash and cash equivalents	$32,538,513	$85,734,048
Restricted cash	5,498	-
Prepaid expenses and other current assets	8,540,863	3,488,647
Trust bank balances held on behalf of customers	11,922,216	14,167,606
Consideration receivable	13,400,882	-
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and nil in 2014 and 2015, respectively	1,698,861	4,367,417
Accounts receivable - others, net of allowance for doubtful accounts of $43,077 and $40,592 in 2014 and 2015, respectively	12,885,493	12,007,714
Loan receivable	10,295,800	-
Deferred tax assets, current	926,081	969,464
Total current assets	92,214,207	120,734,896

Property and equipment, net	4,862,949	5,789,534
Acquired intangible assets, net	2,185,280	1,539,534
Cost method investment	1,217,617	554,392
Equity method investment, net	-	1,228,269
Rental deposits	1,387,653	1,422,626
Goodwill	7,089,780	6,699,620
Guarantee fund deposits	4,874,332	6,076,036
Deferred tax assets, non-current	71,540	20,250
Total assets	$113,903,358	$144,065,157

Liabilities and shareholders' equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,954,098 and $5,058,018 as of December 31, 2014 and December 31, 2015, respectively)	$4,935,972	$6,658,689
Accrued expenses and other current liabilities (including accrued expenses and othercurrent liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,282,466 and $13,035,773 as of December 31, 2014 and December 31, 2015, respectively)	8,837,734	15,655,425
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $398,936 and $565,605 as of December 31, 2014 and December 31, 2015, respectively)	11,922,216	14,167,606
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,997,774 and $3,387,125 as of December 31, 2014 and December 31, 2015, respectively)	9,852,491	5,493,728
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $300,679 and $1,752,812 as of December 31, 2014 and December 31, 2015, respectively)	314,270	1,768,347
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $578,006 and $13,067 as of December 31, 2014 and December 31, 2015, respectively)	580,197	15,132
Total current liabilities	36,442,880	43,758,927

Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $353,035 and $187,041 as of December 31, 2014 and December 31, 2015, respectively)	1,372,722	691,922
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $546,320 and $384,883 as of December 31, 2014 and December 31, 2015, respectively)	546,320	384,883
Total liabilities	38,361,922	44,835,732

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share-related data)

	December 31,
	2014	2015
Commitments and contingencies (Note 25)

Equity:
China Finance Online Co. Limited shareholder's equity:
Ordinary shares (112,417,933 and 118,098,018 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	56,386,606	56,856,000
Additional paid-in capital	24,207,606	28,145,846
Accumulated other comprehensive income	12,064,338	8,597,295
Retained deficits	(28,043,186)	(5,560,770)

Total China Finance Online Co. Limited shareholders' equity	64,615,364	88,038,371

Noncontrolling interest	10,926,072	11,191,054

Total equity	75,541,436	99,229,425

Total liabilities and equity	$113,903,358	$144,065,157

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2013	2014	2015
Net revenues	$52,738,077	$83,695,885	$107,404,766
Cost of revenues	10,570,070	20,352,729	19,738,737
Gross profit	42,168,007	63,343,156	87,666,029

Operating expenses:
General and administrative (including share-based compensation of $2,985,112, $4,533,562 and $6,395,451 for 2013, 2014 and 2015, respectively)	15,210,102	17,592,119	17,993,787
Product development (including share-based compensation of $39,574, $113,292 and $(217,695) for 2013, 2014 and 2015, respectively)	9,032,327	11,147,873	10,738,730
Sales and marketing (including share-based compensation of $10,436 , $52,099 and $(121,723) for 2013, 2014 and 2015, respectively)	30,588,236	43,761,473	46,474,107
Loss from impairment of intangible assets	-	1,802,125	250,360
Loss from impairment of goodwill	-	8,149,525	-
Total operating expenses	54,830,665	82,453,115	75,456,984

Government subsidies	11,187	659,417	251,828

Income (loss) from operations	(12,651,471)	(18,450,542)	12,460,873
Interest income	1,340,563	4,044,288	2,648,026
Interest expense	(196,458)	(12,311)	(514)
Exchange gain (loss), net	556,757	(112,672)	(766,162)
Gain on the interest sold and retained noncontrolling investment	-	-	9,999,801
Gain from sales of cost method investment	-	4,337,736	4,648,302
Gain (loss) from equity method investment	2,773,839	-	(66,970)
Short-term investment income	132,069	58,451	216,025
Other income (expense), net	(29,131)	18,236	(937,431)

Income (loss) before income tax expense	(8,073,832)	(10,116,814)	28,201,950
Income tax expense	(100,058)	(513,914)	(1,384,262)

Net income (loss)	$(8,173,890)	$(10,630,728)	$26,817,688

Less: net income (loss) attributable to the noncontrolling interest	399,238	(3,462,879)	4,335,272
Net income (loss) attributable to China Finance Online Co. Limited	$(8,573,128)	$(7,167,849)	$22,482,416

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$(0.08)	$(0.07)	$0.20
Diluted	$(0.08)	$(0.07)	$0.18

Weighted average shares used in calculating net income (loss) per share
Basic	109,019,513	109,385,712	110,997,871
Diluted	109,019,513	109,385,712	125,129,763

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	1,195,795	(221,277)	(3,467,043)

Other comprehensive income (loss), net of tax	1,195,795	(221,277)	(3,467,043)

Comprehensive income (loss)	(6,978,095)	(10,852,005)	23,350,645

Less: net income (loss) attributable to the noncontrolling interest	399,238	(3,462,879)	4,335,272

Comprehensive income (loss) attributable to China Finance Online Co. Limited	$(7,377,333)	$(7,389,126)	$19,015,373

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained deficits	Total China Finance Online Co. Limited shareholders' equity	Noncontrolling interest	Total equity
Balance as of January 1, 2013	110,955,383	$14,328	$81,163,244	$11,089,820	$(12,302,209)	$79,965,183	$751,368	$80,716,551

Exercise of share options by employees	190,250	25	30,415	-	-	30,440	-	30,440
Share-based compensation	-	-	2,960,746	-	-	2,960,746	74,376	3,035,122
Business combination	-	-	191,861	-	-	191,861	13,421,370	13,613,231
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795	-	1,195,795
Net income (loss)	-	-	-	-	(8,573,128)	(8,573,128)	399,238	(8,173,890)
Balance as of December 31, 2013	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897	$14,646,352	$90,417,249

Transfer share premium to share capital (Note)	-	55,718,184	(55,718,184)	-	-	-	-	-
Exercise of share options by employees	1,164,300	654,055		-	-	654,055	-	654,055
Restricted shares issued	108,000	14	-	-	-	14	-	14
Share-based compensation	-	-	4,540,257	-	-	4,540,257	158,696	4,698,953
Business restructure	-	-	(8,960,733)	-	-	(8,960,733)	613,915	(8,348,818)
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(1,030,012)	(1,030,012)
Foreign currency translation adjustment	-	-	-	(221,277)	-	(221,277)		(221,277)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)	(3,462,879)	(10,630,728)
Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364	$10,926,072	$75,541,436

Issuance of ordinary shares for the plan of share options and restricted shares	4,000,000	520	-	-	-	520	-	520
Exercise of share options by employees	435,000	293,654	-	-	-	293,654	-	293,654
Exercise of share options by nonemployees	1,095,000	175,200	-	-	-	175,200	-	175,200
Restricted shares issued	150,085	20	-	-	-	20	-	20
Share-based compensation	-	-	5,331,748	-	-	5,331,748	724,285	6,056,033
Changes in noncontrolling ownership interest	-	-	(1,393,508)	-	-	(1,393,508)	1,714,464	320,956
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(6,509,680)	(6,509,680)
Foreign currency translation adjustment	-	-	-	(3,467,043)	-	(3,467,043)	-	(3,467,043)
Paid-in capital from noncontrolling shareholders	-	-	-	-	-	-	641	641
Net income	-	-	-	-	22,482,416	22,482,416	4,335,272	26,817,688
Balance as of December 31, 2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371	$11,191,054	$99,229,425

Note:	Under Hong Kong Companies Ordinance (Cap.622), which came into force on March 3, 2014, the concept of authorized share capital no longer exists. In accordance with the said Ordinance, the Company’s shares no longer have a par value. There is no impact on the number of shares in issue or the relevant entitlement of any of the shareholders as a result of this transition. In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the said Ordinance, any amount outstanding to the credit of the share premium has become part of the Company’s share capital.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
Operating activities:

Net income (loss)	$(8,173,890)	$(10,630,728)	$26,817,688
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	3,035,122	4,698,953	6,056,033
Depreciation and amortization	2,164,992	1,973,423	1,649,136
Provision of allowance for doubtful accounts	521,567	(193,832)	74
Gain (loss) from equity method investment	(2,773,839)	-	66,970
Gain from short-term investments	(132,069)	(58,451)	(216,025)
Deferred taxes	(357,014)	(106,900)	(502,052)
Loss on disposal of property and equipment	163,963	194,136	390,296
Gain from sales of cost method investment	-	(4,337,736)	(4,648,302)
Loss from impairment of intangible assets	-	1,802,125	250,360
Loss from impairment of goodwill	-	8,149,525	-
Gain from business restructure	-	(90,666)	-
Gain on the interest sold and retained noncontrolling investment	-	-	(9,999,801)
Changes in assets and liabilities:
Accounts receivable, others	(8,132,005)	2,371,865	586,009
Accounts receivable, margin clients	8,933,007	4,413,011	(2,666,812)
Prepaid expenses and other current assets	1,131,750	(1,284,341)	369,290
Advances to employees	1,071,769	-	-
Trust bank balances held on behalf of customers	(1,181,312)	(1,928,568)	(2,267,808)
Restricted cash	7,143	(1,560)	5,403
Rental deposits	(273,402)	(368,933)	(204,811)
Guarantee deposit funds	(4,881,966)	865,963	(1,576,128)
Amounts due from noncontrolling shareholders	-	(1,821,928)	2,690,941
Deferred revenue	(2,866,258)	(1,749,432)	1,794,179
Account payable	11,666,365	(2,671,121)	(5,182,939)
Accrued expenses and other current liabilities	(1,189,465)	161,455	2,596,050
Amounts due to customers for the trust bank balance held on their behalf	1,181,312	1,928,568	2,267,808
Income taxes payable	242,886	(142,692)	1,541,421
Net cash provided by operating activities	158,656	1,172,136	19,816,980

Investing activities:
Purchase of property and equipment	(833,921)	(3,158,042)	(3,350,260)
Purchase of intangible assets	(578,624)	(81,378)	-
Acquisition of businesses (net of cash acquired of $121,044, nil and $14,463 for the years ended December 31, 2013, 2014, and 2015, respectively)	(3,627,963)	(705,180)	14,463
Business restructure (Note 4)	-	(2,873,988)	(354,284)
Proceeds from disposal of affiliates (Note 13)	-	-	8,463,170
Acquisition of equity method investment	(21,525,608)	-	(327,263)
Proceeds from transfer of equity method investment	11,445,202	-	12,765,427
Loan given to equity method investee	(20,461,773)	-	-
Repayment of loans given to equity method investee	10,247,235	-	9,807,585
Proceeds from transfer equity interest to noncontrolling shareholders	-	-	72,271
Advances related to disposal of subsidiaries (Note 18 (i))	-	-	5,299,758
Purchase of short-term investments	(83,911,858)	(90,694,201)	(105,354,947)
Proceeds from sales of short-term investments	86,716,413	90,764,098	105,562,667
Acquisition of cost method investment	(309,698)	(81,378)	-
Proceeds from sales of cost method investment	-	2,168,868	7,959,237
Restricted cash	29,282,705	-	-
Loan receivable	994,459	-	-
Proceeds from disposal of fixed assets	140,942	63,038	-
Net cash provided by (used in) investing activities	7,577,511	(4,598,163)	40,557,824

Financing activities:
Proceeds from stock options exercised by employees	640	654,069	294,193
Proceeds from stock options exercised by nonemployees	-	-	175,200
Proceeds from paid-in capital of noncontrolling shareholders	1,397,616	-	488,155
Repayment of short-term loan	(13,536,161)	-	-
Dividends paid to noncontrolling shareholders	-	(1,025,788)	(6,549,628)
Net cash used in financing activities	(12,137,905)	(371,719)	(5,592,080)

Effect of exchange rate changes	(133,308)	(34,691)	(1,587,189)

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015

Net (decrease) increase in cash and cash equivalents	(4,535,046)	(3,832,437)	53,195,535

Cash and cash equivalents, beginning of year	40,905,996	36,370,950	32,538,513
Cash and cash equivalents, end of year	36,370,950	32,538,513	85,734,048

Supplemental disclosure of cash flow information
Income taxes paid	$81,188	$758,006	$682,232
Interest paid	$174,353	$5,130	$514

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited ("China Finance Online" or the "Company") was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") is a leading web-based financial services company in China.

The Company provides Chinese retail investors with online access to securities, commodities and wealth management products, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site www.jrj.com is ranked among the top financial websites in China. Leveraging our extensive experience and robust internet capabilities, the Company is adapting and strategically transitioning its business to the new environment by rapidly building Investment Masters (iTougu) and Yinglibao, the Company's two newest businesses, into leading one-stop financial products and services platforms for individual investors in China.

In 2015, the Company integrated its web-based trading platform, Securities Master (Zhengquantong), and Yinglibao, its internet-based financial platform that integrates cash management solutions and mutual fund distribution, into iTougu which facilitates communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. The Company also continued to diversify its product offerings on the wealth management platform, Yinglibao. The Company also provides our rapidly growing commodities brokerage services (formerly known as precious metals business) in mainland China along with brokerage services in Hong Kong in order to address market demand for alternative investment opportunities. We further diversified our product offering in the commodities brokerage services with the launch of a heavy oil brokerage business in 2015.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2015 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. ("CFO Beijing")	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. ("CFO Software")	Beijing, PRC	Dec. 7, 2004	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. ("CFO Genius")	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Zhengyong Information & Technology (Shanghai) Co., Ltd.
(“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd ("CFO Zhengtong")	Shanghai, PRC	Jun. 24, 2008	100%	N/A
iSTAR Financial Holdings Limited ("iSTAR Financial Holdings")	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co. Limited ("iSTAR Securities")	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co. Limited ("iSTAR Futures")	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Co. Limited	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising, future contract
("iSTAR Wealth Management")				advising and asset management
iSTAR International Credit Co. Limited ("iSTAR Credit")	Hong Kong, PRC	Feb. 10, 2012	85%	N/A

Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. ("CFO Fuhua")	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. ("CFO Chongzhi")	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Fortune (Beijing) Qicheng Technology Co., Ltd. ("CFO Qicheng")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
("CFO Newrand ")
Shanghai Stockstar Wealth Management Co., Ltd.
("Stockstar Wealth Management")	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd.
("CFO Chuangying")	Beijing, PRC	Jan. 9, 2009	Nil	N/A

Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. ("CFO Meining")	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription,
and SMS
Shenzhen Newrand Securities Training Center ("CFO Newrand Training")	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. ("CFO Huiying")	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd ("CFO Tahoe")	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Shenzhen Shangtong Software Co., Ltd. ("CFO Shenzhen Shangtong")	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.	Fujian, PRC	Jan. 6, 2013	Nil	Commodities brokerage
("CFO Zhengjin Fujian")
Zhengjin (Shanghai) Precious Metals Investment Co., Ltd.	Shanghai, PRC	Dec. 12, 2013	Nil	Commodities brokerage
("CFO Zhengjin Shanghai")
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Jul. 23, 2013	Nil	Commodities brokerage
("CFO Zhengjin Tianjin")
Henghui (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Sep. 30, 2013	Nil	Commodities brokerage
("CFO Henghui")
Zhengjin (Beijing) Wisdom Petroleum and Chemical Investment
Management Co., Ltd. ("CFO Zhengjin Beijing")	Beijing, PRC	Jan. 13, 2014	Nil	N/A
Yinglibao (Beijing) Technology Co., Ltd. ("CFO Yinglibao")	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Qingdao) Wisdom Trading Co., Ltd. ("CFO Zhengjin Qingdao")	Qingdao, PRC	Sep. 4, 2014	Nil	N/A
Zhengjin (Jiangsu) Precious Metals Co., Ltd. ("CFO Zhengjin Jiangsu")	Nanjing, PRC	Nov. 19, 2014	Nil	Commodities brokerage
iTougu (Beijing) Network Technology Co., Ltd. ("CFO iTougu")	Beijing, PRC	Dec. 8, 2014	Nil	Investment advisory service platform
Tibet Fortune Jinyuan Network Technology Co., Ltd. ("CFO Tibet")	Tibet, PRC	Aug. 22, 2015	Nil	N/A
Shanghai Guiwo Information Technology Co., Ltd. (“CFO Guiwo”)	Shanghai, PRC	Apr. 1, 2015	Nil	N/A

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2015 were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The consolidated VIEs operate securities investment advisory business and commodities brokerage business. The following table presents the most important revenue-producing assets to operate commodities brokerage business, which was recognized in the Company's consolidated financial statements.

	December 31 ,
	2014	2015

Commodities brokerage business:
Commodities trading right	$1,291,061	$966,222
Customer relationship	894,219	573,312
	$2,185,280	$1,539,534

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	December 31,
	2014	2015
Assets
Current assets
Cash and cash equivalents	$17,615,035	$47,788,398
Consideration receivable	13,400,882	-
Account receivable -others, net	22,217,745	45,278,278
Loan receivable	10,295,800	-
Others	6,558,399	3,971,332
Total current assets	$70,087,861	$97,038,008

Property and equipment, net	3,242,905	4,311,095
Acquired intangible assets, net	2,185,280	1,539,534
Cost method investment	907,919	554,392
Equity method investment, net	-	1,228,269
Rental deposits	913,187	989,383
Guarantee fund deposits	4,604,924	5,850,623
Investment in subsidiaries	43,751,417	43,553,986
Deferred tax assets, non-current	13,328	4,982
Total assets	$125,706,821	$155,070,272

Third-party liabilities
Current liabilities
Accrued expenses and other current liabilities	10,514,186	20,425,274
Accounts payable	18,843,147	3,387,125
Total current liabilities	$29,357,333	$23,812,399
Non-current liabilities	899,356	571,924
Total third-party liabilities	$30,256,689	$24,384,323
Inter-company liabilities	$42,155,248	$44,591,484

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Year ended December 31,
	2013	2014	2015

Net revenues	$58,549,393	$98,207,958	$136,412,062
Net income (loss)	$(5,469,402)	$12,305,855	$49,300,399

	Year ended December 31,
	2013	2014	2015

Net cash (used in) provided by operating activities	$(14,469,067)	$3,204,749	$(835,965)
Net cash (used in) provided by investing activities	(9,440,165)	(5,685,885)	38,523,306
Net cash provided by (used in) financing activities	35,830,988	1,430,739	(6,061,473)
Effect of exchange rate changes	$(46,900)	$(95,269)	$(1,452,505)

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Restricted cash

Restricted cash is the deposit in bank accounts for providing guarantee to subscription revenue customers by Shanghai Stockstar Securities Advisory and Investment Co., Ltd. ("CFO Securities Consulting") in accordance with the requirement of China Securities Regulatory Commission ("CSRC"). The restriction period is one year.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group's financial statements include account receivable, cost method investment, equity method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Technology infrastructure (in years)	5
Computer equipment (in years)	5
Furniture, fixtures and equipment (in years)	5
Motor vehicle (in years)	5
Leasehold improvements (in years)	Shorter of the lease term or 5

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

License and related trademarks (in years)		15
Completed technology (in years)		5
Customer relationship (in years)	4	-	5

Certain trademarks resulting from the acquisitions of business and certain trading rights bought by the Group are determined to have indefinite lives. If an intangible asset is determined to have an indefinite life, it is not amortized until its useful life is determined to be no longer indefinite.

Guarantee fund deposits

Guarantee fund deposits consist of i) the funds deposited with Hong Kong Exchange and Clearing Limited by iSTAR Futures, to guarantee its customers' settlement obligations; ii) the funds deposited with the commodities exchanges as a result of its customers' trading. The Group needs to deposit certain percentage of its customers' trading margins with the commodities exchanges.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were nil, $1,802,125 and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2013, 2014 and 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group performed the annual impairment tests on December 31 of each year. Based on the Group's assessment, the Group recorded nil, $8,149,525 and nil goodwill impairment losses during the years ended December 31, 2013, 2014 and 2015, respectively. In addition, the Group recorded nil, nil and $250,360 impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2013, 2014 and 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Commodities brokerage business

The Group derives commission income, carrying charges and trading revenues from its commodities brokerage services.

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

Trading gains, net include brokerage fees and margins generated from derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Group acts as market maker in the purchase and sale of commodities derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases, particularly the commodities brokerage business, even longer periods (during which fair value may fluctuate). Therefore, trading gains, net includes activities from the Group's operations of a proprietary commodity trades. Net trading gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition- continued

Commodities brokerage business-continued

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Years ended December 31,
	2014	2015

Commodities trading gains	$38,297,005	$53,776,323
Commission income	17,397,978	22,913,704
Carrying charges	4,396,134	3,012,627
	$60,091,117	$79,702,654

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition- continued

Hong Kong Brokerage services

The Group also derives commission from its brokerage services provided by the subsidiaries, iSTAR Securities and iSTAR Futures which buy or sell securities and future contracts on their customers' behalf. The Group acts as an agent with their customers for these transactions. The commission income is recognized on a trade date basis as transactions occur.

Financial information and advisory services

The Group derives revenue from subscription fees from subscribers to their financial data, information services and investment advisory. The Group recognizes revenues when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable and (4) collectability is probable. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber's account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Group recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue.

Advertising revenue

The Group derives its advertising fees from advertising sales on their website for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Business taxes and value added taxes

Starting from January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to value added tax ("VAT") Transformation Pilot Program(the "Pilot Program"), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at a rate of 6%. Our advertising- related revenues, certain subscription revenues and certain commodities brokerage revenues were recognized after deducting VAT and other related surcharges.

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2013, 2014, and 2015, business taxes and related surcharges totaled $598,044, $1,425,835 and $1,663,869, respectively.

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

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2013, 2014 and 2015, the Group recognized $639,936, $425,908 and $328,817, respectively, in VAT refunds.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Equity method investment

Under the equity method, the Group initially records its investment at cost. The Group subsequently adjusts the carrying amount of the investment to recognize the Company's proportionate share of each equity investee's net income or loss. The Group will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other than-temporary.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $26,974,664, $19,726,992 and $79,461,280 at December 31, 2013, 2014 and 2015 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $2,391,762, $7,505,506 and $4,908,593 for the years ended December 31, 2013, 2014 and 2015, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission rebates of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $3,125,982, $11,546,126 and $5,049,661 for the years ended December 31, 2013, 2014 and 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, cost method investment, equity method investment, loan receivable and accounts payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, loan receivable and accounts payable approximate their fair value due to their short-term maturities.

The carrying value of the cost method investment was $1,217,617 and $554,392 as of December 31, 2014 and 2015, which approximate the fair value of the investment based on the valuation performed by the Company.

The carrying value of the equity method investment was nil and $1,228,269 as of December 31, 2014 and 2015, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Concentrations of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, loan receivable and accounts receivable. The Group places its cash and cash equivalents, restricted cash, short-term investments in major financial institutions located in PRC and Hong Kong, which management considers to be of high credit quality.

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2014			2015
	Amount		%	Amount		%

A		$1,963,900	13.5	$	*	*
B		$5,044,178	34.6	$	*	*
C	$	*	*		$4,245,971	25.9

* Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group's revenues during 2013, 2014, or 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In April 2015, the FASB issued ASU No. 2015-03 ("ASU 2015-03"), Interest – Imputation of Interest. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Group does not expect the adoption of ASU 2015-03 will have a significant impact on the consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16 ("ASU 2015-16"), Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Group does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements- continued

In November 2015, the FASB issued ASU No. 2015-17 ("ASU 2015-17"), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Group does not expect the adoption of ASU 2015-17 will have a significant impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	ACQUISITIONS

Acquisition of CFO Guiwo

On April 1, 2015, Fortune Zhengjin Co., Ltd. ("Fortune Zhengjin", formerly known as Huifu Jinyuan Co., Ltd.), an affiliate of the Company, acquired 100% of equity interest of Shanghai Guiwo Information Technology Co., Ltd. ("CFO Guiwo"), which was not a significant acquisition. Total cash consideration was $16,278. The Company recognized $19,906 goodwill at the acquisition date. The results of CFO Guiwo's operations have been included in the consolidated statement of comprehensive income for the year ended December 31, 2015.

Neither the results of operations since the acquisition date nor the pro forma results of operations of CFO Guiwo were presented because of the effects of this acquisition was not significant to the Company's consolidated statement of comprehensive income.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

3.	ACQUISITIONS - continued

Acquisition of CFO Tahoe

On September 30, 2013, Shanghai Stockstar Wealth Management Co., Ltd. ("Stockstar Wealth Management"), an affiliate of the Company, paid $6,506,181 to subscribe the newly issued shares of Shenzhen Tahoe Investment and Development Co., Ltd. ("CFO Tahoe") and acquired 60% of the equity interest. CFO Tahoe held the 55% share equity in Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui"), with which the Company expects to develop the commodities brokerage business in the future. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to commodities brokerage business and other related services operating segment. The net revenue and net income of CFO Tahoe in the amount of $5,988,280 and $1,864,234, respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2013.

		Useful life (in years)
Purchase price allocation:
Cash and cash equivalents	$5,279,425
Prepaid expenses and current assets	1,135,765
Accounts receivable	2,143,957
Property and equipment, net	47,770
Rental deposit	72,431
Acquired intangible assets:
Commodities trading right	699,414
Customer relationship	1,250,813	4.3
Guarantee fund deposits	1,626,545
Total assets acquired	12,256,120

Accrued expenses and other current liabilities	(2,810,425)
Deferred tax liabilities	(487,557)
Total net assets	8,958,138
Noncontrolling interest	(9,508,295)
Goodwill	7,056,338
Total purchase price	$6,506,181

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

		Useful life (in years)
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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

3.	ACQUISITIONS - continued

If comparative financial statements are presented, the pro forma results as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period The pro forma results are prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted, nor is it indicative of future operating results. There was no significant acquisition during the years ended December 31, 2014 and 2015, and then no pro forma results were presented.

Fair value of acquired assets

The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing these purchased intangible assets.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

4.	BUSINESS RESTRUCTURE

On June 1, 2014, the Group signed a series of contractual arrangements for the business restructure. Pursuant to the arrangements, the Group disposed (i) its entire 100% equity interest of several VIEs and subsidiaries of VIEs designated under the contract, (ii) the workforce and assets from the acquisition of Champion Connection's business related to the institutional subscription services to CFO GB and CFO MF's noncontrolling shareholders. In addition, the Group also should pay 20% net income of three subsidiaries of VIEs related to the commodities brokerage services designated under the contract, and a cash consideration of $1,620,877, to get (i) 20% equity interest of CFO Tahoe, and (ii) 40% equity interest of CFO GB and 30% CFO MF. The Group recognized a gain from the disposal with an amount of $90,666 in the consolidated statement of comprehensive income for the year ended December 31, 2014.

5.	ACCOUNTS RECEIVABLE

	December 31,
	2014	2015

Accounts receivable-margin clients	$1,698,861	$4,367,417
Less: Allowance for doubtful accounts	-	-
Accounts receivable- margin clients, net	$1,698,861	$4,367,417
Accounts receivable-others	12,928,570	12,048,306
Less: Allowance for doubtful accounts	(43,077)	(40,592)
Accounts receivable-others, net	$12,885,493	$12,007,714

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in iSTAR Securities, which is pledged by the customer's purchased securities.

Accounts receivable-others represent the receivables derived in commodities brokerage business and other ordinary business without any collateral or other security from its customers.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

6.	CONSIDERATION RECEIVABLE

In order to enhance our return on cash during the strategic transition period, in March 2013, the Group made an equity method investment to a real estate developer in Langfang City, Hebei Province (the "Langfang Developer"). The Group invested an aggregate $22,142,400 in consideration for 49% of its equity interests. In December 2013, the Company transferred this investment to two third party companies at the consideration of $24,930,702. As of December 31, 2013, the Company has collected $11,481,244 in cash. The carrying balance of consideration receivable was $13,400,882 as of December 31, 2014.

The consideration receivable was pledged by the 100% equity interests of Langfang Developer. As of December 31, 2014, based on the valuation of the 100% equity interests of Langfang Developer performed by a third party appraiser, there was no impairment loss of the consideration receivable.

In December 2015, the Company fully collected the consideration receivable. The carrying balance of consideration receivable was nil as of December 31, 2015.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015
Prepayment of advertising fees	$213,837	$209,778
Advertising deposit	355,390	196,290
Advances to suppliers	840,308	1,272,519
VAT refund receivable	139,908	68,429
Interest receivable	1,264,075	65
Prepayment of office rental	380,325	170,536
Amount due from noncontrolling shareholders (i)	2,393,645	-
Sales of cost method investment receivable (Note 11)	2,168,868	-
Amounts due from equity method investee	-	212,904
Other current assets	784,507	1,358,126
	$8,540,863	$3,488,647

(i) The amounts due from noncontrolling shareholders represented the interest free loans to the noncontrolling shareholders. Pursuant to the agreement, all the loans were for temporary cash turnover purpose and were received in the first quarter of 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

8.	LOAN RECEIVABLE

The Group has loan receivable due from third parties, which consisted of the following:

	As of December 31,
	2014	2015	Interest rate	Period
A(i)	$10,295,800	$-	1.5% per month	October 9, 2013 to October 20, 2014
	$10,295,800	$-	19-21% per annum	October 21, 2014 to December 31, 2014

(i)	The loan was made to the Langfang Developer, in which the Group also made an equity method investment in 2013 (Note 6). The principal and its return are pledged by the 100% equity interests of Langfang Developer.

In September 2014, the Company's board of directors approved an extension of the outstanding loan to December 31, 2014.

As of December 31, 2014, based on the valuation of the 100% equity interests of Langfang Developer performed by a third party appraiser, there was no impairment loss of the loan.

In March, 2015, the Group collected approximately $2.1 million (RMB13 million, equivalently) from Langfang Developer. In December 2015, the Company received the remaining outstanding loan and relative interests. The Group recorded $693,231, $3,783,929 and $2,283,875 interest income in relation to the consideration receivable and loan receivable during the years ended December 31, 2013, 2014 and 2015, respectively.

The following table presents changes in loan receivable for the twelve-month period ended December 31, 2014 and 2015, respectively:

	December 31,
	2014	2015
Beginning balance	$10,333,120	$10,295,800
Collection	-	(9,807,585)
Exchange difference	(37,320)	(488,215)
Ending balance	$10,295,800	$-

9.	SHORT-TERM INVESTMENTS

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2014 and 2015, the Group did not hold any trading securities. For the year ended December 31, 2013, 2014 and 2015, the Group recognized a loss from the trading securities of nil, $47,941 and $18,396 in the consolidated statement of comprehensive income, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

9.	SHORT-TERM INVESTMENTS - continued

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2014 and 2015, respectively:

	December 31,
	2014	2015
Beginning balance	$-	$-
Purchases	90,205,903	105,334,483
Redemption	(90,323,594)	(105,560,595)
Realized gain	106,392	234,421
Exchange difference	11,299	(8,309)
Ending balance	$-	$-

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2014 and 2015, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2015
	Proceeds	Costs	Gains	Exchange difference
Available-for-sale securities	$105,560,595	$105,334,483	$234,421	$(8,309)
Total	$105,560,595	$105,334,483	$234,421	$(8,309)

	Year ended December 31, 2014
	Proceeds	Costs	Gains	Exchange difference
Available-for-sale securities	$90,323,594	$90,205,903	$106,392	$11,299
Total	$90,323,594	$90,205,903	$106,392	$11,299

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 10.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group's financial assets measured or disclosed at fair value on a recurring basis both were nil as of December 31, 2014 and 2015.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2014 and 2015, respectively:

	December 31,
	2014	2015
Beginning balance	$-	$-
Purchases	90,205,903	105,334,483
Redemption	(90,323,594)	(105,560,595)
Realized gain	106,392	234,421
Exchange difference	11,299	(8,309)
Ending balance	$-	$-

Fair value disclosed or measured on a non-recurring basis

The Group measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group's non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

	Fair value at December 31, 2014	Total losses in the year ended December 31, 2014	Fair value at December 31, 2015	Total losses in the year ended December 31, 2015
Non- Recurring
Goodwill	-	(8,149,525)	-	-
Intangible Assets	-	(1,802,125)	-	(250,360)

As of December 31, 2014 and 2015, certain goodwill (Note 16) and intangible assets (Note 15) were written off from their carrying value to fair value, which was measured using significant unobservable inputs (Level 3), with impairment loss incurred and recorded in the in the consolidated statement of comprehensive income for the year ended December 31, 2014 and 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In 2014, the Group sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the sale of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4,337,736, of which $2,168,868 was remained receivable as of December 31, 2014. In April, 2015, the Group collected $2,168,868, the remaining consideration related to the sale of Ocean Butterflies Holdings Inc.

In May 2015, the Group sold a cost method investment to third parties, which was acquired during 2012 and 2013, and recognized a gain from the sale of cost method investment of $4,648,302 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In December 2015, the Group entered a series of arrangements to dispose its 90% equity interests in CFO Securities Consulting with third parties. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized in the consolidated balance sheets. (Note 13)

As a result, the carrying balance of cost method investment was $554,392 as of December 31, 2015.

The following table presents changes in cost method investment for the twelve-month period ended December 31, 2014 and 2015, respectively:

	December 31,
	2014	2015
Beginning balance	$1,138,899	$1,217,617
Acquisitions	81,713	-
consideration of disposal	(4,337,736)	(5,790,369)
Gain from sale of cost method investment	4,337,736	4,648,302
Fair value adjustment of retained noncontrolling investment	-	477,393
Exchange difference	(2,995)	1,449
Ending balance	$1,217,617	$554,392

These investments are recorded as cost method investments, as the Group did not have a significant influence to the investee. There was no impairment of the Group's cost method investment for the year ended December 31, 2014 and 2015.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

12.	EQUITY METHOD INVESTMENT

In June 2015, the Group paid $307,996 to acquire 20% of an investee's the equity interest. In December 2015, the Group entered a contractual arrangement with a third party to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. ("CFO Aishang"), which was previously owned 55% equity interests by the Group. The remaining 40% equity interests in CFO Aishang was recorded as equity method investment at the disposal date, as the Group lost control over CFO Aishang. The fair value of the retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets, based on the valuation performed by a third party. (Note 13)

The Group recognized a loss from equity method investment of $66,970 in the consolidated statement of comprehensive income for the year ended December 31, 2015. The carrying balance of equity method investment was $1,228,269 as of December 31, 2015.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2015:

December 31, 2015
Beginning balance	$-
Acquisitions	307,996
Equity method investment losses	(66,970)
Fair value adjustment of retained noncontrolling investment	985,586
Exchange difference	1,657
Ending balance	$1,228,269

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

13.	Deconsolidation

In December, 2015, the Group entered a series of arrangements to dispose its 100% equity interests in Zhongcheng Futong Co., Ltd. ("CFO Zhongcheng") which holds 90% equity interests in CFO Securities Consulting with third parties. Pursuant to the arrangements, the cash consideration was $9,322,850. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized as a cost method investment in the consolidated balance sheets (Note 11), as the Group did not have any significant influence over CFO Securities Consulting. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $9,161,948 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In December, 2015, the Company entered a contractual arrangement with third parties to transfer its 15% equity interests in CFO Aishang, which was previously owned 55% equity interests by the Group. Pursuant to the arrangements, the cash consideration was $3,861. With the assistance of a third party appraiser, the fair value of the 40% retained noncontrolling investment of $985,586 was recognized as an equity method investment in the consolidated balance sheets (Note 12). The Group recorded a gain on the interest sold and the retained noncontrolling investment of $837,853 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

The gain on the interest sold and the retained noncontrolling investment was calculated as the difference between the aggregate of (i) the fair value of the consideration transferred, (ii) the fair value of any retained noncontrolling investment in the former affiliated company on the date the affiliated company was deconsolidated, and (iii) the carrying amount of any noncontrolling interest in the former affiliated company on the date the affiliated company was deconsolidated, if applicable; and the carrying amount of the former affiliated company's net assets.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

14.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2014	2015
Technology infrastructure	$9,842,789	$10,638,276
Computer equipment	1,995,876	2,163,506
Furniture, fixtures and equipment	4,052,425	3,800,591
Motor vehicle	929,340	875,729
Leasehold improvements	4,610,488	4,931,813
	21,430,918	22,409,915
Less: accumulated depreciation	(16,567,969)	(16,620,381)
	$4,862,949	$5,789,534

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 were $1,732,035, $1,524,655 and $1,364,048, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

15.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2014 and 2015 were as follows:

	December, 31
	2014					2015
	Gross carrying amount	Accumulated amortization	Impairment	Disposal	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Intangible assets not subject to amortization:
Commodities trading right	1,372,773	-	-	(81,712)	1,291,061	1,216,582	-	(250,360)	966,222

Intangible assets subject to amortization:
Completed technology	68,639	(27,187)	(41,452)	-	-	-	-	-	-
Customer relationship	1,256,741	(362,522)	-	-	894,219	1,184,243	(610,931)	-	573,312
Securities consulting license and related trademarks	5,570,082	(741,279)	(1,760,673)	(3,068,130)	-	-	-	-	-
	$8,268,235	$(1,130,988)	$(1,802,125)	$(3,149,842)	$2,185,280	$2,400,825	$(610,931)	$(250,360)	$1,539,534

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $432,957, $448,768 and $285,088, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $393,460, $393,460, and $32,788 for 2016, 2017 and 2018, respectively.

There was no impairment on intangible assets for the year ended December 31, 2013. For the year ended December 31, 2014, the Group recorded an impairment loss on its intangible assets in the amount of $1,802,125 associated with the acquired completed technology and securities consulting license and related trademarks due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. During 2014, the Group disposed its intangible assets in the amount of $3,149,842 associated with the acquired commodities trading right and securities consulting license and the related trademarks due to the business restructure. For the year ended December 31, 2015, the Group recorded an impairment loss of $250,360 related to commodities trading right.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

16.	GOODWILL

Changes in goodwill for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Commodities Brokerage	Investment advisory services	Institutional subscription services	Total
Balance as of January 1, 2014	$7,115,479	$8,182,468	$1,676,490	$16,974,437
Impairment of CFO East Win	-	(3,112,365)	-	(3,112,365)
Impairment of Champion Connection's business	-	(4,867,660)	-	(4,867,660)
Disposal of Champion Connection's business (Note4)	-	-	(1,676,490)	(1,676,490)
Impairment of CFO Netinfo	-	(169,500)	-	(169,500)
Exchange difference	(25,699)	(32,943)	-	(58,642)
Balance as of December 31, 2014	$7,089,780	$-	$-	$7,089,780
Acquisition of CFO Guiwo (Note3)	19,906	-	-	19,906
Exchange difference	(410,066)	-	-	(410,066)
Balance as of December 31, 2015	$6,699,620	$-	$-	$6,699,620

During the third quarter of 2013, the Group made a series of business acquisition and restructures. The Company has re-categorized its reporting units to better reflect the evolving nature of its businesses and reallocated its goodwill. The goodwill related to acquisition of CFO Tahoe was allocated to commodities brokerage reporting unit; the goodwill related to the acquisition of CFO East Win, CFO Netinfo and Champion Connection's investment advisory business were allocated to investment advisory services reporting unit and the goodwill related to the acquisition of Champion Connection's institutional subscription business were allocated to the institutional reporting unit.

In the second quarter of 2014, due to the new business redirection to develop our online brokerage services "Securities Master", the Group was expected to suffer reduced cash flow in its investment advisory reporting unit. With the assistance of a third party appraiser, the Group recognized an impairment loss of $8,149,525 related to the investment advisory services reporting unit. On June 1, 2014, the Group disposed all of goodwill related to the institutional reporting unit of $1,676,490 as a result of the business restructure (Note 4). The Group also performed a goodwill impairment test related to commodities trading business as of December 31, 2014 and no impairment loss was recorded.

The goodwill related to the acquisition of CFO Guiwo was allocated to commodities trading reporting unit, which was acquired in the second quarter of 2015. The Group performed a goodwill impairment test as of December 31, 2015 and no impairment loss was recorded.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

16.	GOODWILL- continued

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

Based on the impairment tests performed, the Group recognized impairment losses of nil, $8,149,525 and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

17.	Accounts payable

Accounts payable consist of:

	December 31,
	2014	2015
Amount due to customers of Hong Kong brokerage business	$7,982,827	$2,388,638
Amount due to sales agents	583,367	1,722,827
Amount due to noncontrolling shareholders	876,911	910,864
Others	409,386	471,399
	$9,852,491	$5,493,728

18.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2014	2015
Accrued bonus	$3,612,689	$4,825,633
Accrued professional service fees	760,780	416,676
Withholding individual income tax-option exercise	61,683	61,683
Value added taxes and other taxes payable	945,471	2,219,300
Accrued raw data cost	762,492	1,285,418
Accrued bandwidth cost	127,650	38,527
Accrued welfare benefits	72,160	61,594
Amount payable related to business restructure (Note 4)	360,520	-
Advances related to disposal of subsidiaries (i)	-	5,081,927
Accrued sales service fees	491,981	578,910
Others	1,642,308	1,085,757
	$8,837,734	$15,655,425

(i)	On March 30, 2015, the Group signed a sale & purchase agreement with a third party, to transfer the 100% ordinary shares of iSTAR Futures and iSTAR Wealth Management (the "Transaction"). In April 2015, the Group collected partial consideration of approximately $5.1 million. Due to the Transaction was not completed as of December 31, 2015, the agreement was expired automatically. The Group refunded the $5.1 million and entered into a new agreement in April 2016. (Note 28)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2015, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $3,035,122, $4,698,953 and $6,056,033 for 2013, 2014, and 2015, respectively.

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

The fair value of employee options was estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Years ended December 31, 2013

Weighted average risk free rate of return	1.40%
Weighted average expected option life (in years)	6.14
Expected volatility rate	76.67%
Dividend yield	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Options to non-employees

During 2013, the Company granted 6,260,000 options under the 2004 Plan to consultants and strategic advisers. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over two years.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2013		2014		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	11,144,998	$0.93	24,505,348	$0.54	21,326,160	$0.57
Granted	14,000,000	0.25	-	-	-	-
Exercised	(190,250)	0.16	(1,164,300)	0.54	(2,205,600)	0.22
Forfeited	(449,400)	1.25	(2,014,888)	0.27	(1,787,800)	1.18
Outstanding at end of year	24,505,348	$0.54	21,326,160	$0.57	17,332,760	$0.55
Shares exercisable at end of year	10,500,548	$0.93	14,070,240	$0.73	14,513,528	$0.61

The following table summarizes information with respect to stock options outstanding at December 31, 2015:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2015	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2015
$1.07	700,000				700,000
$0.96	2,268,000				2,268,000
$1.318	53,600				53,600
$1.26	413,360				413,360
$1.648	10,000				10,000
$1.426	2,091,000				2,091,000
$1.43	50,000				50,000
$0.25	11,746,800				8,927,568
	17,332,760	5.85	$0.55	$12,412,802	14,513,528	$0.61	$9,616,123

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2013 was $0.17. The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $208,895, $647,701, and $1,881,129, respectively. The total fair value of shares vested during the year ended December 31, 2013, 2014 and 2015 were $141,549, $3,080,628 and $2,067,037, respectively.

The Company recognized share-based compensation expenses of $2,539,274, $2,664,317 and $546,465 for stock option in the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, there were $39,183 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of one year.

Restricted shares to employees

On January 2, 2014, the Company granted remaining 1,100,240 ordinary shares, which were in the form of restricted shares, to employees under 2004 Plan. The vesting of the restricted shares is subject to rendering service to the Company for three years. Based on the Company's requisite service period stated in the 2004 Plan, 748,162 shares were vested as of January 2, 2016, of which 258,086 shares were issued to an employee as of December 31, 2015. The fair value of restricted shares is $1.106, which equal to the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $762,568 and $324,496 for the years ended December 31, 2014 and 2015. As of December 31, 2015, there were $129,801 unrecognized share-based compensation expenses relating to the restricted shares, which are expected to be recognized over a weighted average period of one year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

As of December 31, 2015, the granted shares were activated and vested based on the Group's achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $1,476,000 for the years ended December 31, 2015. As of December 31, 2015, there were $984,000 unrecognized share-based compensation expenses relating to the restricted shares, which are expected to be recognized over a weighted average period of one year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

2007 Equity incentive plan - continued

A summary of the status of the nonvested shares as of December 31, 2013, 2014 and 2015, and changes during the year ended December 31, 2014 and 2015, respectively is presented below.

Nonvested shares	Shares	Weighted- average grant/ modification date fair value	Aggregate intrinsic value
At the beginning of year 2014	1,900,445	$0.252	$2,390,760

Granted	1,099,555	$0.82	$901,635
Vested	-	-	-
Forfeited	-	-	-

At the end of year 2014	3,000,000	$1.064	$3,192,000

Granted	-
Vested	3,000,000	$0.82	2,460,000
Forfeited	-	-	-

At the end of year 2015	3,000,000	$1.082	$3,246,000

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $495,848 share based compensation cost in 2013. As of December 31, 2013, all compensation cost relating to nonvested shares was recognized.

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 8,000,000 as of December 31, 2015. As of December 31, 2015, 31,400 shares were available for future grant of awards.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Options to employees

During 2014 and 2015, the Company granted totaling 1,930,000 and 120,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2014			2015
Weighted average risk free rate of return	1.39%	-	1.62%	1.32%
Weighted average expected option life (in years)	6.82	-	6.87	6.86
Expected volatility rate	77.74%	-	79.37%	77.81%
Dividend yield		-		-

(1)	Expected volatility

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES – continued

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2014		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	-	$-	1,860,000	$0.89
Granted	1,960,000	0.90	120,000	0.87
Exercised	-	-	(3,600)	0.92
Forfeited	(100,000)	0.88	(741,400)	0.89
Outstanding at end of year	1,860,000	$0.89	1,235,000	$0.88
Shares exercisable at end of year	-	-	480,200	$0.89

The following table summarizes information with respect to stock options outstanding at December 31, 2015:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2015	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2015

$0.878	985,000				433,400
$0.92	30,000				10,800
$1.03	50,000				18,000
$1.04	50,000				18,000
$0.87	120,000				-
	1,235,000	8.70	$0.88	$433,540	480,200	$0.89	$168,688

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Summary of stock options to employees and non-employees – continued

The weighted-average grant-date fair value of options granted during the years 2014 and 2015 was $0.63 and $0.61, respectively. The total intrinsic value of options exercised during the years ended December 31, 2014 and 2015 was nil and $1,159, respectively. The total fair value of shares vested during the year ended December 31, 2014 and 2015 was nil and $496,560, respectively.

The Company recognized share-based compensation expenses of $148,451 and $(187,485) for stock option in the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2015, there were $345,961 unrecognized share-based compensation expenses relating to the stock options, which are expected to be recognized over a weighted average period of two year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company's requisite service period stated in the 2014 Plan, there were 890,000 shares vested, of which 15,000 shares were issued as of December 31, 2015. The fair value of restricted shares was $0.878, which was the fair market value of the Company's shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards shall become activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the "Vesting Term"), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company's shares at the date of grant.

The Company recognized share-based compensation expenses of $310,888 and $898,903 relating to the restricted shares granted to employees in 2014 and 2015, respectively. As of December 31, 2015, there were $3,172,649 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 2.6 year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES – continued

2014 Stock incentive plan – continued

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These options vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. The Company recognized share-based compensation expenses of $245,958 and $754,354 relating to the restricted shares granted to non-employees in 2014 and 2015, respectively. As of December 31, 2015, there were $427,988 unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees, which are expected to be recognized over a weighted average period of half year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

19.	STOCK OPTIONS AND NONVESTED SHARES – continued

Restricted shares of Shanghai Shangtong Co., Ltd. ("CFO Shangtong"), Fortune Zhengjin and CFO Tahoe

On July 1, 2014, CFO Shangtong and Fortune Zhengjin, two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $28,965 and $2,464,455, which equal to the fair value of the CFO Shangtong and Fortune Zhengjin's 10% net assets at the effective date of the agreement, respectively.

On July 1, 2015, Fortune Zhengjin entered into an additional arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 8% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $4,681,533, which equal to the fair value of Fortune Zhengjin's 8% net assets at the effective date of the agreement. CFO Tahoe also entered an arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. The fair value of restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $1,141,124, which equal to the fair value of CFO Tahoe's 1.95% net assets at the effective date of the agreement.

The Company recognized share-based compensation expenses of $6,584 and $560,187 in 2014 relating to CFO Shangtong, Fortune Zhengjin, respectively. There were $10,200, $1,965,535 and $267,565 share-based compensation expenses recorded in 2015 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2015, there were $10,510 and $4,478,097 and $873,559 unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 3.5 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

20.	INCOME TAXES

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

20.	INCOME TAXES - continued

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2015 is as follows:

PRC entities	Chinese EIT rate	Qualification for preferential tax rate
CFO Qicheng	Preferential tax rate of 12.5% in 2013 and 2014.	Software Enterprises
CFO Shenzhen Shangtong	Preferential tax rate of 12.5% in 2013 and 2014.	Software Enterprises
CFO Software	Preferential tax rate of 15% in 2013.	HNTE
CFO Meining	Preferential tax rate of 15% from 2013 to 2015.	HNTE
CFO Genius	Preferential tax rate of 15% from 2013 to 2015.	HNTE
CFO Tibet	Preferential tax rate of 9% from 2015 to 2017 and 15% thereafter	Preferential tax rate for enterprises in Tibet, China

Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. CFO Software obtained its HNTE status in 2008 and its renewal in 2011. CFO Meining obtained its HNTE status in 2008 and obtained the renewal successfully in 2011 and 2014. In 2012, CFO Genius also obtained the HNTE status and successfully renewed it in 2015.

In 2013 and 2014, CFO Chongzhi and CFO Shangtong filed their EIT by adopting the "deemed-profit method". In 2014, Shanghai Yongfu Enterprises Management Consulting Co., Ltd. adopted this method. In 2015, Zhengjin (Jiangsu) Precious Metals Co., Ltd. also adopted this method .Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

20.	INCOME TAXES - continued

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

Aggregate deficits of the Company's subsidiaries located in the PRC were approximately $20.3 million at December 31, 2015. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that is available for distribution to the Company of approximately $30.0 million at December 31, 2015. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax (provision) benefit was as follows:

	December 31,
	2013	2014	2015

Current	$(478,966)	$(558,696)	$(2,071,154)
Deferred	378,908	44,782	686,892

Total	$(100,058)	$(513,914)	$(1,384,262)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

20.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2014	2015
Current deferred tax assets:
Deferred revenue - current	$594,196	$445,314
Accrued expenses and other liabilities	467,758	612,161
Net operating loss carrying forwards	4,233,246	4,718,396
Gross current deferred tax assets	5,295,200	5,775,871

Less: valuation allowance	(4,369,119)	(4,806,407)

Total current deferred tax assets	926,081	969,464

Non-current deferred tax assets
Deferred revenue- non-current	$268,393	$121,133
Net operating loss carrying forwards	10,556,749	10,984,475
Gross non-current deferred tax assets	10,825,142	11,105,608

Less: valuation allowance	(10,753,602)	(11,085,358)

Total non-current deferred tax assets	$71,540	$20,250

Current deferred tax liabilities:
Account receivable and other assets	(580,197)	(15,132)

Total current deferred tax liabilities	$(580,197)	$(15,132)

Non-current deferred tax liabilities:
Intangible assets	(546,320)	(384,883)

Total non-current deferred tax liabilities	$(546,320)	$(384,883)

A valuation allowance of $15,122,721 and $15,891,765 was established as of December 31, 2014 and 2015, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2015, operating loss carry forwards includes approximately $52.3 million which will expire by 2020, and $18.7 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

20.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense (benefit) and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2013	2014	2015

Income (loss) before tax	$(8,073,832)	$(10,116,814)	$28,201,950
Income tax (benefits) expenses calculated at 25%	(2,018,458)	(2,529,204)	7,050,488
Effect of tax holiday	(266,396)	(4,125,912)	(8,139,429)
Effect of income tax rate difference in other jurisdictions	305,505	1,789,762	645,873
Non-deductible expenses.	267,748	1,425,655	2,559,649
Non-taxable income	(439,861)	(549,315)	(893,950)
Change in valuation allowance	2,251,520	4,502,928	161,631

Income tax expense	$100,058	$513,914	$1,384,262

During the years ended December 31, 2013, 2014 and 2015, if the Company's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $31,910, $20,851 and $1,102,399, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.00, $0.00 and $0.01, for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2015.

In accordance with relevant PRC tax administration laws, tax years from 2010 to 2015 of the Group's PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2015, at the tax authority's discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

21.	AMERICAN DEPOSITARY SHARES ("ADS") PLAN

In September 2015, the Group issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2015, 3,305,800 shares were available for future exercise of options and vesting of granted shares.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

22.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2013	2014	2015

Net income (loss) attributable to China Finance Online Co. Limited	$(8,573,128)	$(7,167,849)	$22,482,416

Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	109,019,513	109,385,712	110,997,871

Plus: Incremental shares from assumed conversions of stock options and nonvested shares	-	-	14,131,892

Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	109,019,513	109,385,712	125,129,763

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$(0.08)	$(0.07)	$0.20
- diluted	$(0.08)	$(0.07)	$0.18

For the years ended December 31, 2013 and 2014, 24,505,348 options and 1,900,445 nonvested shares, 23,186,160 options, 4,030,240 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

23.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $2,710,481, $3,685,654 and $4,353,944 for the years ended December 31, 2013, 2014 and 2015, respectively.

24.	NONCONTROLLING INTERESTS

	Commodities brokerage services	Investment advisory services	Institutional Subscription Services	iSTAR Financial holdings brokerage services	Other	Total
Balance as of January 1, 2013	$-	$688,062	$-	$63,306	$-	$751,368

Acquisition of CFO Tahoe (Note 3)	9,508,295	-	-	-	-	9,508,295
Acquisition of Champion Connection (Note 3)	-	1,760,861	938,112	-	-	2,698,973
Acquisition of Nontrolling interests of CFO East Win	-	586,954	-	-	-	586,954
Changes in ownership of subsidiaries	-	289,656	(1,068,471)	-	-	(778,815)
Paid-in capital from noncontrolling shareholders	1,405,963	-	-	-	-	1,405,963
Share-based compensation (Note 19)	-	-	-	74,376	-	74,376
Net income (loss)	1,056,322	(419,202)	(64,585)	(173,297)	-	399,238

Balance as of December 31, 2013	$11,970,580	$2,906,331	$(194,944)	$(35,615)	$-	$14,646,352

Business restructure	(2,569,160)	2,384,519	786,355	-	12,201	613,915
Dividends paid to noncontrolling shareholders	(1,030,012)	-	-	-	-	(1,030,012)
Share-based compensation (Note 19)	158,696	-	-	-	-	158,696
Net income (loss)	2,463,956	(5,290,850)	(591,411)	3,936	(48,510)	(3,462,879)

Balance as of December 31, 2014	$10,994,060	$-	$-	$(31,679)	$(36,309)	$10,926,072

Dividends paid to noncontrolling shareholders	(6,509,680)	-	-	-	-	(6,509,680)
Changes in controlling ownership interest	1,393,508	-	-	-	320,956	1,714,464
Paid-in capital from noncontrolling shareholders	641	-	-	-	-	641
Share-based compensation (Note 19)	724,285	-	-	-	-	724,285
Net income (loss)	4,815,506	-	-	(195,587)	(284,647)	4,335,272
Balance as of December 31, 2015	$11,418,320	$-	$-	$(227,266)	$-	$11,191,054

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

25.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2013, 2014 and 2015 were $4,808,894, $7,013,985 and $6,044,119, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2016	$5,437,871
2017	3,359,212
2018	1,632,872

Total	$10,429,955

Securities Litigation

The Company and certain of its officers and directors were named as defendants in a putative securities class actions filed in Central District of California which was then transferred to Southern District of New York. The complaints allege that the Company violated Exchange Act Section 10(b) and Rule 10b-5 by failing to disclose certain its transactions as related party transaction. As the actions remain in their preliminary stages, the Company's management is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

Litigation

The Group was involved in certain cases pending in some PRC courts as of December 31, 2015. These cases include a copyright infringement case, among others. Adverse results in these lawsuits may include awards of damages and may also result in a loss of revenue or otherwise harm the business of the Group.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has three operating segments (1) commodities brokerage services, (2) online financial information and advisory service, and other related services in PRC, (3) Hong Kong brokerage services. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group's chief executive officer has been identified as the chief operating decision makers. The Group's chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group's operating segments:

For the year ended December 31, 2015

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated

Net revenues	$113,720,922	$27,236,753	$3,149,063	$144,106,738
Less: intersegment sales	(34,018,268)	(2,683,704)	-	(36,701,972)
Net revenues from external customer	79,702,654	24,553,049	3,149,063	107,404,766

Cost of revenues	4,975,361	14,321,339	1,181,538	20,478,238
Less: intersegment cost of revenues	-	(739,501)	-	(739,501)
Cost of revenues after elimination	4,975,361	13,581,838	1,181,538	19,738,737

Operating expenses:
General and administrative	4,026,984	11,148,924	2,978,161	18,154,069
Product development	2,549,731	8,188,718	-	10,738,449
Sales and marketing	69,674,657	12,139,100	566,396	82,380,153
Loss from impairment of intangible assets	250,360	-	-	250,360

Total segments operating expenses	76,501,732	31,476,742	3,544,557	111,523,031
Less: intersegment operating expenses	(35,907,706)	(47,620)	(110,721)	(36,066,047)
Total operating expenses.	40,594,026	31,429,122	3,433,836	75,456,984

Government subsidies	251,828	-	-	251,828
Income (loss) from operations	$34,385,095	$(20,457,911)	$(1,466,311)	$12,460,873

Total segments assets.	$109,286,634	$179,706,230	$47,011,111	$336,003,975
Less: intersegment assets	(51,101,320)	(122,077,495)	(18,760,003)	(191,938,818)
Total assets.	$58,185,314	$57,628,735	$28,251,108	$144,065,157

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

26.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2014

	Commodities brokerage services	Subscription services and other related Services	Hong Kong brokerage services	Consolidated

Net revenues	$80,943,201	$25,250,486	$4,610,516	$110,804,203
Less: intersegment sales	(20,852,084)	(6,256,234)	-	(27,108,318)
Net revenues from external customer	60,091,117	18,994,252	4,610,516	83,695,885

Cost of revenues	10,526,980	8,091,595	1,731,651	20,350,226
Less: intersegment cost of revenues	-	2,503	-	2,503
Cost of revenues after elimination	10,526,980	8,094,098	1,731,651	20,352,729

Operating expenses:
General and administrative	8,320,540	19,544,999	2,655,925	30,521,464
Product development	2,460,048	13,567,759	-	16,027,807
Sales and marketing	52,371,135	12,845,724	586,015	65,802,874
Loss from impairment of intangible assets	-	1,802,125	-	1,802,125
Loss from impairment of goodwill	-	8,149,525	-	8,149,525

Total segments operating expenses	63,151,723	55,910,132	3,241,940	122,303,795
Less: intersegment operating expenses	(24,533,694)	(15,199,246)	(117,740)	(39,850,680)
Total operating expenses.	38,618,029	40,710,886	3,124,200	82,453,115

Government subsidies	655,437	3,980	-	659,417
Income (loss) from operations	$11,601,545	$(29,806,752)	$(245,335)	$(18,450,542)

Total segments assets.	$62,272,231	$171,870,606	$52,776,273	$286,919,110
Less: intersegment assets	(26,824,659)	(127,444,636)	(18,746,458)	(173,015,752)
Total assets.	$35,447,572	$44,425,970	$34,029,815	$113,903,358

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

26.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2013

	Commodities brokerage services	Subscription services and other related Services	Hong Kong brokerage services	Consolidated

Net revenues	$30,124,245	$21,656,482	$3,404,767	$55,185,494
Less: intersegment sales		(2,447,417)		(2,447,417)
Net revenues from external customer	30,124,245	19,209,065	3,404,767	52,738,077

Cost of revenues	2,613,287	7,018,379	938,404	10,570,070

Operating expenses:
General and administrative	1,087,048	10,831,336	3,291,718	15,210,102
Product development	784,083	8,248,244	-	9,032,327
Sales and marketing	22,015,190	10,429,389	591,074	33,035,653
Total segments operating expenses	23,886,321	29,508,969	3,882,792	57,278,082
Less: intersegment operating expenses	(2,447,417)			(2,447,417)
Total operating expenses	21,438,904	29,508,969	3,882,792	54,830,665

Government subsidies	-	11,187	-	11,187
Income (loss) from operations	$6,072,054	$(17,307,096)	$(1,416,429)	$(12,651,471)

Total segments assets	27,791,654	80,844,211	31,893,233	140,529,098
Less: intersegment balances	-	(7,036,363)	-	(7,036,363)
Total assets	$27,791,654	$73,807,848	$31,893,233	$133,492,735

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

26.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2013	2014	2015

Commodities brokerage services revenues	$30,124,245	$60,091,117	$79,702,654
Financial information and advisory services revenues	11,122,400	10,355,732	17,205,459
Advertising revenue	6,799,109	8,160,310	7,023,399
Hong Kong brokerage services revenues	3,404,767	4,610,516	3,149,063
Others	1,287,556	478,210	324,191
Total revenue from external customers..	$52,738,077	$83,695,885	$107,404,766

Substantially all of the Company's revenues for the years ended December 31, 2013, 2014 and 2015 were generated from the PRC and Hong Kong.

As of December 31, 2013, 2014 and 2015, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

27.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The appropriation to these reserves by the Group's PRC subsidiaries was $284,114, $679,927 and $1,820,080 in 2013, 2014 and 2015.

The balance of the statutory reserves was $6,820,441 and $8,640,521 as of December 31 2014 and 2015. Such reserves have been included in the retained earnings of the Company's consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2015, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $71,700,541. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

28.	SUBSEQUENT EVENT

In April, 2016, the Group signed a sale & purchase agreement with a third party, to transfer the 100% ordinary shares of iSTAR Wealth Management. The completion of this transaction was still subject to conditions, including but not limited to obtaining the approvals and consents of CSRC and Securities and Futures Commission of Hong Kong. The consideration of this transaction is approximately $2.9 million (HK$22.5 million, equivalently).

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2014	2015
Assets

Current assets:
Cash and cash equivalents	$1,383,205	$971,500
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	7,492,739	7,350,974
Prepaid expenses and other current assets	2,479,810	290,603
Dividends receivable	17,541,570	16,529,639
Total current assets	28,897,324	25,142,716
Investments in subsidiaries, VIEs and VIE’s subsidiaries	48,389,562	76,682,094
Rental deposits	66,893	-
Total assets	$77,353,779	$101,824,810

Liabilities and shareholders' equity

Current liabilities:
Accrued expenses and other current liabilities	296,866	279,801
Amounts due to subsidiaries, VIEs and VIE's subsidiaries	12,441,549	13,506,638
Total current liabilities	$12,738,415	$13,786,439

Shareholders' equity
Ordinary shares (112,417,933 and 118,098,018 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	56,386,606	56,856,000
Additional paid-in capital	24,207,606	28,145,846
Accumulated other comprehensive income	12,064,338	8,597,295
Retained deficits	(28,043,186)	(5,560,770)
Total shareholders' equity	64,615,364	88,038,371

Total liabilities and shareholders' equity	$77,353,779	$101,824,810

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2013	2013	2015
Cost of revenues	$2,584	$-	$-

Gross loss	(2,584)	-	-
Operating expenses:
General and administrative	1,417,843	1,418,198	1,226,800
Product development	62,914	50,859	-
Sales and marketing	160,112	108,384	-
Share-based compensation	2,539,274	4,132,182	3,812,733
Total operating expenses	4,180,143	5,709,623	5,039,533

Interest income	605	30	47
Equity in earnings (deficits) of subsidiaries, VIEs and VIE's subsidiaries	(4,985,519)	(6,394,055)	28,643,095
Exchange gain (loss), net	594,513	(76,351)	(1,011,509)
Other income (loss), net	-	674,414	(109,684)
Gain from sales of cost method investment	-	4,337,736	-
Net income (loss)	$(8,573,128)	$(7,167,849)	$22,482,416

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	1,195,795	(221,070)	(3,467,043)
Other comprehensive income (loss), net of tax	1,195,795	(221,070)	(3,467,043)

Comprehensive income (loss)	$(7,377,333)	$(7,388,919)	$19,015,373

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders' Equity

(In U.S. dollars, except share data)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained deficits	Total shareholders' equity

Balance as of January 1, 2013.	110,955,383	$14,328	$81,163,243	$11,089,820	$(12,302,209)	$79,965,182

Exercise of share options by employees.	190,250	25	30,415	-	-	30,440
Share-based compensation.	-	-	2,539,274	-	-	2,539,274
Equity pick up from compensation of a subsidiary	-	-	421,473	-	-	421,473
Business combination.	-	-	191,861	-	-	191,861
Foreign currency translation adjustment	-	-	-	1,195,795	-	1,195,795
Net loss.	-	-	-	-	(8,573,128)	(8,573,128)

Balance as of December 31, 2013	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897

Transfer share premium to share capital	-	55,718,184	(55,718,184)	-	-	-
Exercise of share options by employees	1,164,300	654,055	-	-	-	654,055
Restricted shares issued	108,000	14	-	-	-	14
Share-based compensation	-	-	4,132,182	-	-	4,132,182
Equity pick up from compensation of VIE's subsidiaries	-	-	408,075	-	-	408,075
Business restructure	-	-	(8,960,733)	-	-	(8,960,733)
Foreign currency translation adjustment	-	-	-	(221,277)	-	(221,277)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)

Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338.00	$(28,043,186)	$64,615,364

Issuance of ordinary shares for the plan of stock options and restricted shares	4,000,000	520	-	-	-	520
Exercise of share options by employees	435,000	293,654	-	-	-	293,654
Exercise of share options by nonemployees	1,095,000	175,200	-	-	-	175,200
Restricted shares issued	150,085	20	-	-	-	20
Share-based compensation	-	-	3,812,733	-	-	3,812,733
Equity pick up from compensation of VIE's subsidiaries	-	-	1,519,015	-	-	1,519,015
Changes of controlling ownership interest	-	-	(1,393,508)	-	-	(1,393,508)
Foreign currency translation adjustment	-	-	-	(3,467,043)	-	(3,467,043)
Net income	-	-	-	-	22,482,416	22,482,416

Balance as of December 31, 2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of cash flows

(In U.S. dollars, except share-related data)

	December 31,
	2013	2014	2015
Operating activities:
Net income (loss)	$(8,573,128)	$(7,167,849)	$22,482,416
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	2,539,274	4,132,182	3,812,733
Gain from sales of cost method investment	-	(4,337,736)	-
Equity in deficits (earnings) of subsidiaries, VIEs and VIE’s subsidiaries	4,985,519	6,394,055	(28,643,095)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(63,446)	(143,380)	20,339
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	(4,092,500)	983,297	142,303
Rental deposits	(271)	-	66,893
Accrued expenses and other current liabilities	34,392	10,825	(8,035)
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	1,779,098	1,535,073	1,065,088
Net cash (used in) provided by operating activities.	(3,391,062)	1,406,467	(1,061,358)

Investing activities:
Dividend receivable from subsidiaries	1,140,713	1,375,727	1,011,931
Capital injection to subsidiaries.	-	(2,774,315)	(3,000,000)
Proceeds from sales of cost method investment	-	-	2,168,868
Net cash provided (used in) by investing activities..	1,140,713	(1,398,588)	180,799

Financing activities:
Proceeds from stock options exercised by employees..	30,440	654,055	293,654
Proceeds from stock options exercised by nonemployees..	-	-	175,200
Net cash provided by financing activities	30,440	654,055	468,854

Net (decrease) increase in cash and cash equivalents	(2,219,909)	661,934	(411,705)
Cash and cash equivalents, beginning of the year	2,941,180	721,271	1,383,205
Cash and cash equivalents, end of the year	$721,271	$1,383,205	$971,500

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.