Form 20-F/A
period 2015-12-31
China Finance Online Co. LTD
filed 2017-01-10
CIK 1297830

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2015, originally filed with the Securities and Exchange Commission on April 27, 2016 (“2015 Form 20-F”), is being filed solely for the purpose of furnishing a revised audit report of BDO China Shu Lun Pan Certified Public Accountants LLP that is for all financial statement periods included in the consolidated financial statements as required by Rule 2-01 of Regulation S-X. The revised audit report together with the consolidated financial statements for China Finance Online Co. Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIE’s subsidiaries are included at the end of this Amendment No.1. The revised audit report clearly indicates it covers our consolidated balance sheets as of ended December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. No other changes have been made in the consolidated financial statements previously filed or in the footnotes thereto.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed. The Company’s 2015 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2015 Form 20-F.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

12.1	Certification of the principal executive officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CHINA FINANCE ONLINE CO. LIMITED
Date: January 10, 2017
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

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audit of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co. Limited, its subsidiaries, its VIEs and its VIEs' subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/BDO China Shu Lun Pan Certified Public Accountants LLP

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