Form 20-F
period 2016-12-31
China Finance Online Co. LTD
filed 2017-04-28
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

☑  Yes              ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CHINA FINANCE ONLINE CO. LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“we”, “ us”, “our Company”, “the Company”, “our”, refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;

●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004. “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“Hong Kong” or “H.K.” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “believe”, “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and new strategies, including how we effect our goals and new strategies;

●	our future business developments, business prospects, financial condition and results of operations;

●	our future pricing strategies or policies;

●	our plans to expand our service offerings and upgrade our business strategies;

●	our plans to use acquisitions and investments as part of our corporate strategy;

●	our strategic transformation initiative;

●	cost-cutting initiatives and their effect on efficiency and operational performance;

●	competition in the PRC financial data and information services industry, securities investment advisory, wealth management and financial services industry;

●	the market prospect of the online financial data and information services market;

●	the market prospect of the securities investment advisory and wealth management services markets;

●	the market prospect and competition in other business areas that we have expanded or ventured into, including without limitation, futures contracts brokerage business and commodities brokerage business;

●	performance of China’s securities markets, Hong Kong’s securities markets and global financial markets;

●	global macroeconomic uncertainties;

●	wavering investor confidence that could impact our business;

●	our ability to retain key personnel and attract new talents;

●	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

●	PRC and Hong Kong governmental policies relating to taxes and how they will impact our business;

●	PRC governmental policies relating to the Internet and Internet content providers;

●	PRC governmental policies relating to securities investment advisory companies to provide advisory services on securities and related products;

●	PRC governmental policies relating to wealth management services and our commodities brokerage business;

●	PRC governmental policies relating to the distribution of content, especially the distribution of financial content over the Internet; and

●	PRC governmental policies relating to mobile value-added services.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected historical consolidated balance sheet data as of December 31, 2015 and 2016 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012, 2013 and 2014 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2012	2013	2014	2015	2016
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$29,599	$52,738	$83,696	$107,405	$83,058
Cost of revenues	(8,089)	(10,570)	(20,353)	(19,739)	(20,380)
Gross profit	21,510	42,168	63,343	87,666	62,678
Operating expenses:
General and administrative	(11,387)	(15,210)	(17,592)	(17,994)	(19,837)
Product development	(10,736)	(9,033)	(11,148)	(10,739)	(14,485)
Sales and marketing	(13,072)	(30,588)	(43,761)	(46,474)	(50,083)
Loss from impairment of intangible assets	-	-	(1,802)	(250)	(1,111)
Loss from impairment of goodwill	-	-	(8,150)	-	(6,660)
Total operating expenses	(35,195)	(54,831)	(82,453)	(75,457)	(92,176)
Government subsidies	76	11	659	252	1,195
Income (loss) from operations	(13,609)	(12,652)	(18,451)	12,461	(28,303)
Interest income	3,178	1,341	4,044	2,648	1,051
Interest expense	(518)	(197)	(12)	(1)	(2)
Exchange gain (loss), net	72	557	(112)	(766)	(55)
Gain on the interest sold and retained noncontrolling investments	-	-	-	10,000	20,568
Gain from sale of cost method investment	-	-	4,338	4,648	-
Gain (loss) from equity method investment	-	2,774	-	(67)	(138)
Short-term investments income	435	132	58	216	379
Other income (expense), net	(634)	(29)	18	(937)	(305)
Income (loss) before income tax expense	(11,076)	(8,074)	(10,117)	28,202	(6,805)
Income tax expense	(884)	(100)	(514)	(1,384)	(4,161)
Net income (loss)	(11,960)	(8,174)	(10,631)	26,818	(10,966)
Less: net income (loss) attributable to the noncontrolling interests	(105)	399	(3,463)	4,335	(9,287)
Net income (loss) attributable to China Finance Online Co. Limited	$(11,855)	$(8,573)	$(7,168)	$22,483	$(1,679)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.11)	$(0.08)	$(0.07)	$0.20	$(0.01)
-diluted	$(0.11)	$(0.08)	$(0.07)	$0.18	$(0.01)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$(0.54)	$(0.39)	$(0.33)	$1.01	$(0.07)
-diluted (1)	$(0.54)	$(0.39)	$(0.33)	$0.90	$(0.07)

(in thousands of U.S. dollars)	As of December 31,
	2012	2013	2014	2015	2016
Consolidated balance sheet data:
Cash and cash equivalents	$40,906	$36,371	$32,539	$85,734	$66,151
Current working capital (2)	70,360	56,677	55,771	76,976	64,701
Total assets	121,371	133,493	113,903	144,065	167,624
Short-term loan	13,546	-	-	-	-
Deferred revenue, current	7,551	6, 150	4,936	6,659	6,526
Total current liabilities	36,331	39,203	36,443	43,759	85,130
Deferred revenue, non-current	3,155	1,986	1,373	692	609
Total China Finance Online Co. limited shareholders’ equity	79,965	75,771	64,615	88,038	86,165

(1)	Each ADS represents five ordinary shares.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.9370, which were the prevailing exchange rate on December 31, 2016. The prevailing exchange rate on April 12, 2017 was $1.00 to RMB6.8940. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2012	6.3085	6.3495	6.2670	6.2855
December 31, 2013	6.1896	6.2898	6.0969	6.0969
December 31, 2014	6.1453	6.1710	6.0930	6.1190
December 31, 2015	6.2401	6.4936	6.1079	6.4936
December 31, 2016	6.6529	6.9508	6.4565	6.9370
Most recent six months:
October 2016	6.7442	6.7858	6.7008	6.7641
November 2016	6.8375	6.9168	6.7491	6.8865
December 2016	6.9182	6.9508	6.8575	6.9370
January 2017	6.8918	6.9526	6.8331	6.8588
February 2017	6.8713	6.8898	6.8456	6.8750
March 2017	6.8932	6.9125	6.8701	6.8993
April 2017 (through 12th)	6.8954	6.9042	6.8906	6.8940

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.

The laws and regulations governing the peer-to-peer (“P2P”) lending service industry in China are developing and evolving and subject to changes. On December 28, 2015, the China Banking Regulatory Commission (the “CBRC”) revealed proposed rules on the regulation of online P2P lending platform for public comment. The proposed rules require P2P lending platforms to publicly disclose aggregate loan information and performance. All P2P lenders are required to register with local financial authorities to improve transparency. Online lenders will not be allowed to use any outside funding.

On August 24, 2016, the CBRC, the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security and the Cyber Administration of China (“CAC”) jointly released the Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries (the “Interim Measures”). The Interim Measures comprise the first comprehensive legal framework specifically regulating P2P lending activities in China. The Interim Measures provide a 12-month transitional period for existing P2P lending platforms to achieve compliance. Any violation of the Interim Measures by a P2P lending platform may subject such platform to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include, but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000 (approximately US$4,000).

The Interim Measures require, among other things, that (i) the information intermediary must apply to the MIIT or other relevant telecommunications authority for a telecommunications business permit; (ii) the information intermediary intending to provide P2P lending information agency services (excluding to its own subsidiaries and branches) must make relevant filings and registrations with local financial regulatory authorities with which it is registered after obtaining its business license; and (iii) the information intermediary must separate its own funds from the funds of lenders and borrowers and engage a qualified financial institution as a third-party banking custodian. Yinglibao is in the process of making the relevant filings, registrations and custodian arrangements. However, we cannot guarantee that we will be able to obtain and/or establish any or all of the required permit, license, and custodian arrangements prior to the expiration of the 12-month transitional period for existing P2P lending platforms to achieve compliance under the Interim Measures. Yinglibao’s operations may be suspended or terminated if we fail to comply with the filing and custodian requirements of the Interim Measures and our business, financial conditions and results of operations would be materially and adversely affected.

The Interim Measures prohibit information intermediaries from engaging in activities including taking deposits from members of the public or creating asset pools, conducting offline promotion of financing projects, providing guarantees for borrowers (unless facilitated through a third party), or selling wealth management products. The Interim Measures also imposed limits on the size of the online borrowing transactions. Under the Interim Measures, the total amount that an individual can borrow on a single platform must not exceed RMB200,000, and RMB1 million on multiple platforms. The respective caps for a corporate entity are RMB1 million and RMB5 million. Currently, a significant number of borrowers using Yinglibao borrow money in amounts that exceed such caps. Yinglibao is planning to take measures to comply with the size limits the size of the online borrowing transactions within the 12-month transitional period. As a result, we may incur extra costs (especially if we are to monitor the borrowing amounts of on multiple platforms), and the size of Yinglibao’s business will be adversely effected unless we can attract more users to make up for the decrease in individual borrowing amounts.

Furthermore, the information intermediaries shall comply with the relevant provisions of national security and national information security protection system, to carry out the information system classification and grading test, with solid firewall, intrusion detection, data encryption and disaster recovery network security facilities and management system, and to establish the rule of the management of technology information, risk and audit. Information intermediaries shall record and retain the debit online log information and interactive information content for five years after the expiration date of the loan contract. At least once every two years, information intermediaries should carry out a comprehensive safety assessment, and accept the examination and review of information security by competent governments, and shall establish or use facilities application level disaster recovery system. Complying with these new requirements may cause Yinglibao to incur significant compliance costs and eventually reduce the profitability of Yinglibao.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2016, the HSI had an increase of 0.39% for the year, down/up from 21,914.4 points on December 31, 2015 to 22,000.56 on December 30, 2016.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. On December 5, 2016, the Shenzhen-Hong Kong Stock Connect was formally launched, granting investors mutual access to the stock market in Shenzhen and Hong Kong. In 2016, the average daily turnover of Shanghai-Hong Kong Stock Connect was RMB3.22 billion northbound and HK$3.57 billion southbound and the average daily turnover of the Hong Kong stock market was HK$66.9 billion, representing a decrease of 36.6% as compared with HK$105.6 billion for the year 2015.

Continued significant fluctuations and weak investor confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

iSTAR International Securities Co. Limited (later renamed Rifa Securities Limited, or Rifa Securities), holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. iSTAR International Futures Co. Limited (later named as Rifa Futures Limited, or Rifa Futures), holds a Type 2 license and commences futures contract trading business in Hong Kong. iSTAR International Credit Co. Limited (later renamed as Rifa Credit Limited, or Rifa Credit), holds a Money Lenders License. The securities brokerage, securities advising, futures contracts trading, futures contracts advising, asset management and money lending business and operations in Hong Kong are subject to extensive regulations by Hong Kong Securities and Futures Commission (“SFC”), and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by the Hong Kong legislature, government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters.

On April 12, 2017, Rifa Futures resolved a disciplinary action with SFC. The disciplinary action was instituted against Rifa Futures by the SFC under section 194 of the Securities and Futures Ordinance with respect to Rifa Futures’ internal control deficiencies during the period between January 1, 2014 and July 31, 2014 (the “Relevant Period”). The SFC found that during the Relevant Period, Rifa Futures failed to take sufficient steps to mitigate the risk of unlawful money remittance when handling third party deposits and transfers to be in compliance with the applicable regulatory requirements. The SFC issued a press release on April 12, 2017 reprimanding Rifa Futures and announcing a fine against Rifa Futures in the amount of HK$3 million. For further details, see “Item 8 – Financial Information – Consolidated financial statements and other financial information – Legal proceedings - Disciplinary Action by the SFC.” Although this disciplinary action has been resolved with SFC, we cannot guarantee that we will not be challenged by SFC or other governmental authorities in Hong Kong in the future. Failure to comply with any of the laws, rules, regulations, codes or guidelines applicable to our businesses in Hong Kong could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Although the net income attributable to the Company was $22.5 million in 2015, we incurred net losses attributable to the Company of $7.2 million and $1.7 million in 2014 and 2016, respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to our continued investments in technology, research and development and our sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability.

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

While securities investment advisory, wealth management product and commodities brokerage businesses have attractive market potential in China, such businesses are relatively new and the related business models are unproven. Our limited experience in new business areas that we may venture into also gives rise to higher unpredictability to our success in these new business areas. We face a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected. In particular, volatility in commodities trading prices may affect investors’ investment interest and sentiments towards commodities, which may adversely affect our revenues and our results of operations. In addition, for our commodities brokerage business, we receive commissions calculated on the basis of our customers’ trading volumes. As a result, if our customers are reluctant to trade, our revenues would be adversely affected. We are also acting as one of the market makers on the commodities exchanges. We commit to accept all the trade executions by offering to buy or sell trading products from/to our clients. As counterparty to our clients, we may earn trading gains or incur trading losses, depending on market conditions. As a result, we may not be able to accurately forecast our revenues from our commodities brokerage business and financial performance in general, which in turn may contribute to the volatility of our overall operating results.

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

Our commodities brokerage business is subject to regulation by the local government presiding over the city where an exchange is situated. Each local government implements applicable rules promulgated by the Ministry of Commerce separately, resulting in substantial uncertainties for our commodities brokerage business. As the regulatory environment surrounding commodities brokerage business continues to evolve, we may devote more time and resources to regulatory matters, which may increase our cost of doing business and may be a limiting factor on the operations and development of such business. The local government conducts inspections on the local exchanges on a non-routine basis. We cannot guarantee you that the exchange where we conduct our commodities brokerage business can successfully pass the inspection, and if such exchange does not pass the inspection and as a result is ordered to rectify the irregularities, our commodities brokerage business will be materially and adversely affected.

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

With respect to Rifa Futures’ future contracts trading business, as we currently do not hold membership at overseas futures exchanges, such as the London Metal Exchange or the CME Group, we rely on third party brokers who are members of these exchanges to hold our customers’ funds and execute our customers’ trades. This business arrangement with third party brokers involves various risks, primarily, third party credit risks and default risks. In the event that one or more of these brokers become insolvent or bankrupt, we and our clients may have difficulty recovering money deposited with such broker. Although we enforce and implement strict risk management policies and procedures, such policies and procedures may not be fully effective in mitigating our clients’ risk exposure to third party insolvency or bankruptcy. If we fail to identify any material financial weakness of any of those brokers who hold our customers’ funds in a timely manner, and as a result our customers suffer financial loss or other damages resulting from such broker’s insolvency or bankruptcy, then accordingly, our financial conditions, reputation, client relationships, operations and prospects will be adversely affected.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations and cash flows.

Rifa Securities’ margin financing business requires a commitment of capital and involves risks of losses due to the potential failure of our customers to perform their obligations under their transactions with us. Our margin policy allows our margin clients to borrow cash from us to buy stocks listed in HKEx in amounts that may be significantly larger than their cash balances. While we closely monitor each customer’s exposure, it does not guarantee our ability to eliminate negative customer account balances prior to the occurrence of adverse market changes relative to a customer’s position(s). Moreover, we are exposed to debit/deficit risk with our customers. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations since the value of our customers’ positions are subject to fluctuation as market prices change. In addition, if an adverse market move relative to a customer’s position(s) occurs and we are unable to collect the margin loan in a timely manner, the customer account may incur a loss resulting in a debit balance. In light of the current turbulence in the global economy, we face increasing risk of default by our customers and other counterparties. Any default by our counterparties or partners could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

We provide real-time stock, bond, mutual fund and financial futures quotes and other trading related information from Shanghai Stock Exchange (“SSE”) and Shenzhen Stock Exchange (“SZSE”), and, we also provide delayed trading related information from Hong Kong stock market indexes from HSI. We primarily rely on contractual arrangements with SSE Infonet Co., Ltd. which is associated with SSE, SZSE, and HSI, pursuant to which we pay fixed service fees in exchange for receiving real-time or delayed price quotes and other trading related information.

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

We rely on Shenzhen Genius Information Technology, Ltd. (“CFO Genius”) as the provider of all historical data and information on listed companies, bonds and mutual funds, any disruption to CFO Genius may have a material adverse effect on our business.

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

Acquisitions and investments are important elements of our overall corporate strategy and we expect to continue to acquire and invest in companies, products, services and technologies in the future. In the past several years, we acquired certain businesses and intangible assets, including products, services, trademarks, customer relationships, users list and other assets such as CFO Genius, a financial information database provider mainly serving Chinese domestic institutional customers, and Rifa Securities, a licensed securities brokerage firm incorporated in Hong Kong. We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks that may have a material adverse effect on our financial condition and results of operation, including:

●	we may not identify suitable candidates and successfully complete acquisition and investment transactions, and may not be able to manage post-closing issues such as the integration of acquired businesses, products or employees;

●	we may not fully realize all of the anticipated benefits of any acquisition and investment transaction;

●	the pricing and other terms of contracts for acquisition and investment transactions require us to make estimates and assumptions at the time we enter into these contracts, so that we may pay more than it is worth;

●	we may not identify all of the problems during the course of our due diligence, such as factors necessary to estimate our costs accurately, and issues with unlicensed use of intellectual property;

●	any increased or unexpected costs, unanticipated delays or failure to meet contractual obligations, and failure of investments to perform as expected, could make these transactions less profitable or unprofitable;

●	if we fail to successfully complete acquisitions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, and we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions;

●	our ongoing business may be disrupted and our management’s attention may be diverted by transition or integration issues;

●	we may have legal and tax exposures or lose anticipated tax benefits as a result of unforeseen difficulties in our legal entity integration activities;

●	we may face contingencies related to intellectual property, financial disclosures and accounting practices or internal controls;

●	when goodwill, intangible assets and investments, in connection with potential acquisition and investment transactions become impaired, we may be required to incur additional material charges relating to the impairment of those assets;

●	we may incur additional amortization expense over the useful lives of certain intangible assets acquired in connection with acquisitions;

●	any acquisition and investment transactions may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures;

●	we may issue common stock, potentially creating dilution for existing stockholders to complete acquisition and investment transactions;

●	we may borrow to finance these transactions, the amount and terms of which as well as other factors could affect our liquidity and financial condition, and debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends;

●	we may experience risks relating to the challenges and costs of closing acquisition and investment transactions and the risk that an announced acquisition and investment transaction may not close.

Techniques employed by manipulative short sellers may drive down the trading price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has, supposedly, borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s best interests for the price of the stock to decline, many short sellers (sometimes known as “disclosed shorts”) publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. While traditionally these disclosed shorts were limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog, or blogging, have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, led to selling of shares in the market, on occasion in large scale and broad base. Issuers who have limited trading volumes and are susceptible to higher volatility levels than large-cap stocks, can be particularly vulnerable to such short seller attacks. These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the U.S. Securities and Exchange Commission, or the SEC and, accordingly, the opinions they express may be based on distortions of actual facts or, in some cases, fabrications of facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed short sellers will continue to issue such reports.

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

We have recorded losses from impairment of goodwill and intangible assets in 2015 and 2016. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

In 2016, the Company concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. The Group recognized an impairment loss of $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016. The Company also recorded an impairment loss on its intangible assets of Henghui (Tianjin) Precious Metals Investment Co., Ltd (“CFO Henghui”), which was fully disposed by the Company in 2016 for $1.1 million.

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

The trading software of Rifa Securities and Rifa Futures are provided by third parties. In addition, in 2013, we launched our commodities brokerage business, which operates on trading platforms provided by third party individual trading exchanges. Because our trading software and trading platforms are provided by third parties, we are unable to assure the technical stability and soundness of such trading platforms. If there are technical issues related to these third party systems, such as “bugs” or undetected errors, our services may be temporarily halted and our customers may choose to subscribe to our competitors’ services instead and our overall business and financial results may suffer as result.

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

We are a foreign enterprise and each of our significant subsidiaries, CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, CFO Genius and Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operated our website in China through CFO Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We are expected to continue to be dependent on CFO Fuhua to host www.jrj.com. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the existing laws regulating foreign investment in China. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” which is to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our VIEs.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance by the MOFCOM may be considered as illegal.

It remains uncertain whether the ownership by multiple Chinese persons in a foreign company would be aggregated or separately counted in determining “control” under the draft Foreign Investment Law. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the internet industry, in which our VIEs and a VIE’s subsidiary operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, if any, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we may face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Risks relating to doing business in the People’s Republic of China

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

The annual growth rate of China’s economy declined from 7.3% in 2014 to 6.9% in 2015 and 6.7% in 2016. According to a recent forecast by the National Bureau of Statistics of China, China’s economic growth rate 2017 is expected to slow further to 6.5%, its lowest since 1990. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for the Company’s services and may have materially adverse effects on our business.

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

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise”, or HNTE, under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. CFO Genius obtained the HNTE status in 2012. There is no assurance that they will continue to be classified as the HNTE when they are subject to reevaluation in the future. In 2014, CFO Meining obtained renewal of its HNTE status successfully, which initially obtained the HNTE in 2011. In 2015, CFO Genius also obtained renewal of its HNTE status, which will be valid through November 2018. In 206, CFO Fuhua obtained the HNTE and enjoy the preferential tax rate of 15% from 2016 to 2018. Following the closing of the sale of 90% of equity interest in CFO Meining, CFO Genius and CFO Fuhua will be the only two subsidiaries having HNTE status. In the event that the preferential tax treatment for CFO Genius and CFO Fuhua are discontinued, it will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

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

 Pursuant to the implementation rules of EIT Law in the Tibet Autonomous Region of China (“Tibet”), companies incorporated and operated in Tibet could enjoy a preferential enterprise income tax rate of 15%. In addition, a further 6% is exempted for the years ended December 31, 2015, 2016 and 2017, which reduces the enterprise income tax rate to 9%. Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”) and Tibet Zhisheng Gold Industry Co., Ltd. (“CFO Tibet Zhisheng”), an affiliate of the Company was in Tibet and enjoyed a preferential tax rate of 9% from 2015 and 2016, respectively.

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

Since 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the SEC. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through “reverse mergers” into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States., Such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock and, if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

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

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2016. During the twelve-month period ended December 31, 2016, the price of our ADSs has ranged from a low of $3.48 to a high of $6.1 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

As of December 31, 2016, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 50.0% of our outstanding ordinary shares.

For more information regarding our principal shareholders and their affiliated entities, see “ITEM 6.E. Directors, Senior Management and Employees — Share Ownership.”

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

Provisions in our charter documents and certain provisions under Hong Kong law may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium

Our constituent documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

●	Our articles of association provide for a staggered board, which means that half of the directors for the time being (excluding our chief executive officer) or if their number is not a multiple of two, then the whole number nearest to but not exceeding one-half, shall retire at every annual general meeting and the retiring directors shall be eligible for re-election. Our chief executive officer will at all times serves as a director, and will not retire as a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual general meetings, instead of one, are generally required to effect a change in a majority of our directors, making it more difficult for any potential acquirer to take control of our board in a relatively short period of time, which may discourage contests for the election of our directors and purchases of substantial blocks of our shares.

●	Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director by a resolution passed at a general meeting to give us advanced notice in writing of the intention at least 120 days before the meeting at which it is to be proposed, making it more difficult and time consuming for a potential acquirer who has accumulated a substantial voting rights to obtain control of our board by removing opposing directors.

●	Our articles of association provide that our board can have no less than five and no more than nine directors. Our board has five directors as of the date of this report. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by resolution of the board and by further amending our articles of association, which under Hong Kong law requires a special resolution that is passed by a majority of at least 75%. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

●	Hong Kong does not have merger laws that permit Hong Kong companies to merge in the same way as U.S. companies could in the United States. However, the Hong Kong Companies Ordinance (Cap. 622 of the Laws of Hong Kong) has provisions that facilitate arrangements for the reconstruction and amalgamation of companies. The arrangement must be approved by a majority in number of each class of shareholders and creditors (as appropriate) with whom the arrangement is to be made, representing at least 75% of the voting rights of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings ordered by the High Court of Hong Kong. The arrangements may be sanctioned by the High Court of Hong Kong after approval by shareholders or creditors and the court order has to be registered with the Registrar of Companies.

●	Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of the annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further authorization from the shareholders.

We are a Hong Kong company and because the legal and procedural protections of minority shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your interests as our shareholder relative to shareholders of corporations organized in the U.S.

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. The Hong Kong courts are also less likely to recognize or enforce against us judgments of courts of the U.S. based on the civil liability provisions of U.S. securities laws, or, to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

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

In 2007, we acquired Daily Growth Securities Limited, (renamed iSTAR International Securities Co. Limited in February 2013, and further renamed Rifa Securities Limited, or Rifa Securities, in 2016), a licensed securities brokerage firm incorporated in Hong Kong.

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

In March 2015, we signed a contract with a third party buyer to transfer the entire equity interest in Rifa Futures and iSTAR Wealth Management to a third party for a total consideration of $6.5 million (HK$ 50.7 million equivalently), comprising $1.0 million (HK$8.0 million equivalently) and a sum equal to the net assets of the Rifa Futures and iSTAR Wealth Management as of March 31, 2015. The contract has not been fulfilled and expired automatically on December 31, 2015, as a result Rifa Futures remains in our Group. In April 2016, we signed a new agreement with the same third party buyer to transfer the entire equity interest in iSTAR Wealth Management for a total consideration of $3.0 million (HK$23.3 million equivalently), and such transfer was completed in September, 2016.

In December 2015, we signed a framework agreement with Shanghai EBI Capital Co., Ltd., a Chinese private equity firm ("Shanghai EBI"), to sell (i) Shanghai Fenxin Information Technology Co., Ltd. ("CFO Fenxin") which owns 90% of equity stake in CFO Meining which wholly owns the financial portal stockstar.com; and (ii) Zhongcheng Futong Co., Ltd. ("CFO Zhongcheng") which owns 90% equity stake in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (“CFO Securities Consulting”). The considerations were approximately $21.6 million (RMB140.0 million, equivalently) and $9.3 million (RMB 60.0 million, equivalently), respectively. The sale of CFO Zhongcheng was completed in December 2015, while the sale of CFO Fenxin was completed in April 2016.

In November 2016, Beijing Zhongjun Sunshine Investment and Management Co., Ltd. completed a registration as general manager of private equity fund under the category of securities investment fund with Asset Management Association of China. After the completion of such registration, we will introduce a new equity fund in 2017.

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

Since early 2015, China’s leaders have acknowledged that the country is facing a “new normal” of slower growth, following three decades of average annual growth in Gross Domestic Product (“GDP”) of 9.91%, from 1979 to 2010. In financial markets, the “new normal” is unfamiliar to many investors who will need expert guidance and the best possible tools to assess market trends and prospects. In addition, investors will also need guidance on the over-the-counter National Equities Exchange and Quotations market, known as the third board, which hit a milestone in August 2015 with 3,000 listings, versus 2,800 for the combined Shanghai and Shenzhen markets, as well as a new registration-based system for Initial Public Offerings, which is gradually replacing the old approvals-based system.

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

However, with the introduction of the Interim Measures, although Yinglibao is not prohibited from directly engaging in peer-to-peer lending, it must follow an application process that requires registration and filling with the relevant government authorities. Please refer to Item 3. “Key Information – D. Risk Factors – The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.”

In 2016, we continue to develop our mutual fund distribution business, securities investment advisory business, individual research tool subscription business, online P2P lending business, institutional subscription business, advertising business, commodities brokerage services, as well as Hong Kong securities and futures contracts brokerage business.

Our Business Sectors

Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues including commodities brokerage services; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

In 2014, 2015 and 2016, revenues from financial services business were $64.7 million, $83.0 million and $69.0 million, representing approximately 77.3%, 77.1% and 83.0%, of our total net revenues, respectively.  In 2014, 2015 and 2016, revenues from financial information and advisory business were $10.3 million, $17.2 million and $10.7 million, representing approximately 12.4%, 16.0% and 12.9%, of our total net revenues, respectively.  In 2014, 2015 and 2016, revenues from advertising business were $8.2 million, $7.0 million and $2.9 million, representing approximately 9.7%, 6.5% and 3.5%, of our total net revenues, respectively.

For a breakdown of total revenues by geographic market for each of the last financial years, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Net Revenues.”

a.	Subscription Services and other Related Services in the PRC

(i)	Financial Services Business

Mutual Fund Distribution

We obtained the license for mutual fund distribution issued by China Securities Regulatory Commission, or CSRC, in 2012, and launched Yinglibao, an internet based financial platform that integrates cash management solutions and mutual fund distribution in August 2013. As of December 31, 2016, Yinglibao established business relationships with over 80% of the mutual fund companies in China, and provided more than 2,700 mutual fund products.

In order to facilitate and support our mutual fund distribution business, we conducted a trial launch of our proprietary robo-advisory service, in preparation for launching such service in 2017.

(ii)	Financial Information and Advisory Business

In 2014, 2015 and 2016, revenues from financial information and advisory business services represented approximately 12.4%, 16.0% and 12.9% of our total net revenues, respectively.

Securities Investment Advisory Business (“iTougu”)

On December 25, 2014, we launched an investment advisory service platform “Investment Masters (iTougu)” at its annual conference “Leading China 2014: Financial Industry Innovation Forum”. The iTougu platform is designed to provide securities investment advisors and their clients a real-time communication channel, where they may communicate directly and in real-time. It also provides a vast number of Chinese individual investors access to securities investment advisors where they may attain private investment advice from thousands of investment advisors. In addition, the iTougu platform provides these highly-demanded features:

●	Text and audio interactive messaging system for broadcast and Q&As between investment advisors and their clients;

●	Daily market analytics, research reports and investment strategies for investment advisors;

●	Access to fast trade order placement with direct connection to the Company’s Securities Masters platform; and

●	Client Management system for every investment advisor to view and manage client profiles, historical data and activities.

In May 2015, we launched the updated version 2.0 of iTougu with a new feature called “What to Buy”. With a monthly fee, retail investors can receive stock picking advice and have access to the advisors’ recommended portfolios and their market performance.

In December 2015, we launched iTougu version 3.0 with an optimized broadcast system, up-to-the-minute stock news on webpages of individual stock, improved stock charts, a streamlined login system and an optimized stock selection function to enhance the user experience.

Our trading platform, "Securities Master" (Zhengquantong), was fully integrated within iTougu in 2015.

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

In 2016, while we did not accept new paid subscribers or renewal for premium individual subscription service, we continue to provide our existing subscriber base premium individual subscription, basic software and information services.

Online P2P Lending

We provide services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao.

Institutional Subscription Business

CFO Genius was founded in 1994. It was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd.

(iii)	Advertising Business

We believe that our website www.jrj.com is among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2014, 2015 and 2016, revenues from advertising-related services represented approximately 9.7%, 6.5% and 3.5% of our total net revenues respectively, and online advertising was not part of our core business.

b.	Commodities Brokerage Services

In 2013, in order to address the market demand for alternative investment opportunities, the Company established Zhengjin Fujian and Zhengjin Tianjin and acquired Henghui to help clients invest in and trade precious metals. Our clients mainly trade on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Our precious metals trading affiliates’ intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. During the third quarter of 2015, we launched a heavy oil brokerage business and subsequently renamed this business as our commodities brokerage services.

In 2014, 2015 and 2016, our net revenues derived from commodities brokerage business represented approximately 71.8%, 74.2% and 72.2% of our total net revenues respectively.

c.	Hong Kong Securities and Futures Contracts Brokerage Business

Following our acquisition of Hong Kong-based Rifa Securities in November 2007, a licensed securities brokerage firm, we began providing certain brokerage and related services to our customers who invest in stocks listed on HKEx. Rifa Securities is regulated by HKEx and SFC.

Rifa Securities, together with Rifa Futures, serve as our platform for developing financial services outside mainland China. In 2014, 2015 and 2016, the brokerage and related services provided by Rifa Securities and Rifa Futures contributed approximately 5.5% , 2.9% and 10.8% of our total net revenues.

In September, 2016, the Company transferred the entire equity interest in iSTAR Wealth Management to a third party for a total consideration of $3.0 million (HK$23.3 million equivalently).

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

In December 2016, we hosted “2016 Fintech Forum & Leading China Annual Awards” in Beijing. The key-note speakers for this event include senior management from financial companies and banks and also officials from regulatory commissions. The forum had over 500 attendees from a large number of prestigious Chinese financial institutions, including banks, broker dealers, asset management firms and insurance companies.

Research and Development

We seek to differentiate our products and optimizing our services as continue to strengthen our core competence. We have been focusing on development and innovation of internet platforms and mobile internet applications, bringing cutting-edge technology shapes including multimedia, social networking, big data, cloud computing and user behavior analysis into our financial service platform,

We invested in research and development projects to continue to improve Yinglibao and iTougu in 2015.

We continue to invest in research and development projects in 2016, including among others, conducting a trial launch of our proprietary rob-advisory service in November 2016, which aimed at providing support to our mutual fund distribution business and iTougu.

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

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. New business ventures such as Investment Masters, Yinglibao, commodities brokerage services, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

●	competition from traditional and online financial service providers offering similar services and products;

●	competition from existing internet companies entering into financial service market offering similar services and products; and

●	competition from new entrants providers offering similar services and products.

With respect to our scaled-down of software-based financial information services, the number of competitors providing online financial news and information has increased since we commenced operations. Competition is intensifying among companies that provide security analysis software. More broadly, we also compete, directly and indirectly, for users and subscribers with companies in the business of providing financial data and information services, including:

●	publishers and distributors of traditional media, including print, radio and television as well as radio and television programs and news programs focused on financial news and information;

●	internet portals providing information on business, finance and investing;

●	financial information web pages offered by websites;

●	stock research software vendors, especially those that develop and market stock research software through stock brokerage companies;

●	stock brokerage companies, especially stock brokerage companies with online trading capabilities; and

●	other companies that provide similar products and services as ours.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 200 software copyrights as of December 31, 2016, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 59 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and four trademarks registered in Hong Kong as of December 31, 2016.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

●	MIIT (Ministry of Industry and Information Technology);

●	PBC (The People’s Bank of China);

●	CSRC (China Securities Regulatory Commission);

●	CBRC (China Banking Regulatory Commission);

●	Asset Management Association of China

●	Cyberspace Administration of China

●	Ministry of Culture;

●	General Administration of Press and Publication (National Copyright Administration);

●	National Development and Reform Commission (NDRC);

●	SAIC (State Administration of Industry and Commerce);

●	Ministry of Public Security;

●	Ministry of Commerce; and

●	State Administration of Radio Film and Television

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business. And our businesses in the Hong Kong are subject to regulations by HKEx, Hong Kong Securities and Futures Commission, or SFC, and Hong Kong Police Force, which are discussed below.

Regulation of securities investment advisory business

Securities investment advisory is intensely regulated in China, which mainly include the Securities Law (2005 and amended in 2013 and 2014), the Tentative Measures for Administration of Securities and Futures Investment Consultancy (1997), the Notice on Several Issues related to Regulation of Securities Investment Advisory provided to the Public (2001) and the Provisional Regulations. Those laws and regulations impose licensing requirements on the provision of securities investment advisory to the public in China.

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

We have obtained such license in accordance therewith to provide securities investment advisory services which assist in clients’ investment decision-making process to its individual and corporate clients. Shenzhen Newrand Securities Advisory and Investment CO., Ltd. (“CFO Newrand”) Training owns an investment education license issued by the Shenzhen Bureau of Education.

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory and money lending businesses in Hong Kong

Rifa Securities, regulated by HKEx and SFC, holds a type 1 license, which allows it to engage in securities trading and brokerage business in Hong Kong. Rifa Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. iSTAR International Credit Co. Limited (later renamed Rifa Credit Limited, also Rifa Credit), holds a Money Lenders License, is regulated by Hong Kong Police Force.

Regulation of commodities brokerage business

While the regulations on commodities brokerage business were generally not specific in the past, China has recently tightened regulations on commodities transactions in the spot market. In November 2013, the Ministry of Commerce (“MOC”), the People’s Bank of China (“PBC”) and the CSRC jointly issued Interim Provisions on Commodities Transactions in the Spot Market, effective January 1, 2014 (“Circular 3”). According to Circular 3, MOC will be in charge of all matters related to the planning, information and statistics consolidation of the markets and PBC will be responsible for the financial regulations related to the spot market transactions as well as the supervision of non-financial institutions’ payment services. In addition, each of our affiliates engaged in commodities brokerage business are subjection to the regulations of Tianjin Precious Metals Exchange or the Guangdong Precious Metals Exchange, each of which is in charge of the local implementation of Circular 3.

Regulation of mutual fund distribution business

Administrative Measures for the Sale of Securities Investment Funds promulgated by the CSRC on June 9, 2011 and amended in 2013 are the principal regulation for mutual fund distribution.

Wealth management for private investors is still in early development stage in China. China has not adopted a unified and specific regulatory framework governing the distribution of wealth management products and the provision of wealth management consulting services. Nevertheless, there are ad hoc laws and regulations related to several types of wealth management products as the following:

●	PRC Trust Law (2001) and the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans (2007 and amended in 2009) are principal laws and regulations for trust products;

●	PRC Partnership Enterprise Law (2006), the Notice on Further Standardizing the Development and Record-filing Administration of Equity Investment Enterprises in Pilot Regions (2011) promulgated by the NDRC and a series of local regulations promulgated by provinces and certain cities, including Beijing, Shanghai and Tianjin, to encourage and regulate the development of private equity investment in the applicable region;

Regulation of online P2P lending business

Given Yinglibao’s online lending functions, Yinglibao is subject to the regulations under the Interim Measures introduced in August 2016. See “Item 3.D. Key Information — Risk Factors — The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.”

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

Regulation of account management business

A draft Account Management Operational Rules (the “Draft Rules”) was released by Securities Association of China (the “Association”) on March 16, 2015 for public comments. Pursuant to the Draft Rules, account management refers to provision of value analysis or investment decision for clients in respect of investing in or trading of securities, funds, futures and other relevant financial products, and carrying out investment or trading management on behalf of clients. Securities houses and securities investment consulting firms are allowed to provide account management services upon satisfying the following conditions:

●	obtained the securities investment consulting services license, and with a registered capital of not less than RMB 50 million;

●	there are at least 10 employees with securities investment consulting services license and more than 2 years’ relevant experience in securities, funds or futures, and qualified senior management;

●	proper operational management, internal control and investment protection systems commensurate with its businesses;

●	proper operational premises and facilities and technology system commensurate with its businesses;

●	there has been no criminal or administrative penalty relating to violation of law or regulations in the past three years, nor is there ongoing investigation or correction involving potential violation of law or regulations; and

●	other conditions pursuant to relevant laws or regulations and rules by the Association.

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

Foreign ownership restriction on Internet content provision business

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008 and 2016, foreign ownership in the companies that provide Internet content services, including our business of providing financial information and data to Internet users, must not exceed 50%. In order to comply with this foreign ownership restriction, we operate our website in China through CFO Fuhua, which is wholly owned by Zhiwei Zhao, our chief executive officer, and Jun Wang, our chief financial officer, both of whom are PRC citizens. Under FITE Provisions and other related regulations, we cannot directly hold the licenses and approvals necessary to operate our website because those licenses and approvals cannot be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, are a foreign entity for this purpose.

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

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, and amended in 2016. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, according to which, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

In order to host our website, CFO Fuhua is required to hold an ICP license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license (or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing.

A regulation issued by MIIT, the Notice on Certain Issues Regarding the Regulation of Short Messaging Services on April 29, 2004, requires short message, or SMS, content providers to obtain an SMS license from MIIT or its local offices. We have obtained the required SMS license via CFO Fuhua for the delivery of our financial short message content.

Furthermore, MIIT has promulgated the Internet Electronic Messaging Service Administrative Measures in November 2000, or the BBS Measures, requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities. CFO Fuhua has obtained such approval from Beijing Communications Administration and Shanghai Communications Administration, respectively, the government agency in charge of this matter.

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

CFO Fuhua’s ICP license expressly state that, in relation to its Internet content provision, among other things, it is not allowed to publish general news on politics, society or culture, or establish a “news column”, or provide such information under the express heading of “news”. On September 25, 2005, State Council Information Office and MIIT jointly promulgated the Provisions for the Administration of Internet News Information Services, in which the authorities provided an applicable definition of Internet news information services and defined such news information as general news information. It further required that ICPs that provide Internet news information services within such definition must apply for a license. In practice, such license is compulsorily required when political, military or diplomatic news is involved. Our current business, specifically the provision of financial or securities related information through the Internet, will not be affected without procuring such license.

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

On November 23, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. CFO Fuhua has already taken measures to comply with these laws and regulations.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law of the People’s Republic of China, or the Internet Security Law, which will take effect on June 1, 2017. The Internet Security Law will require providers of services over internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

Regulation of website name

On October 1, 2004, the Administrative Rules on Filing of Commercial Websites for Records were promulgated by the Beijing Municipal Administration of Industry and Commerce, or Beijing AIC to replace the Implementing Measures of the Temporary Administration Rules on Filing of Commercial Website for Record promulgated by the Beijing AIC on September 1, 2000. According to The Administrative Rules on the Filing of Commercial websites, websites must comply with the following requirements:

●	filing with the Beijing AIC and obtain electronic registration marks;

●	placing the registration marks on their websites’ homepages; and

●	registering their website names with the Beijing AIC.

CFO Fuhua has registered website name, “JRJ Investment and Finance Network” with, and received electronic registration marks from Beijing AIC.

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

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, or the Advertising Regulations, taking effect as of January 1, 2005. Pursuant to the Advertising Regulations and other related rulings, enterprises conducting online advertising activities are exempted from the previous requirement to obtain an advertising permit in addition to a business license. We proceed with our online advertising business through CFO Fuhua, which has procured business licenses that include online advertising in its business scope.

In January 2016, the Beijing Administration of Industry and Commerce issued an oral notice to the online platforms to suspend accepting advertisements with respect to P2P and financial products. The existing advertisements falling within these categories were requested to be taken down.

On July 4, 2016, the SAIC issued the Interim Measures for Administration of Internet Advertising, or the Interim Measures for Internet Advertising, effective since September 1, 2016, which defines the scope of services included within internet advertising; specifies the respective obligations of internet advertisers, advertising agencies, advertising publishers and internet information service providers; and provides penalties for violations. The Interim Measures for Internet Advertising forbids luring users to click on the content of internet advertisements by any fraudulent means and attaching advertisements or advertising links to emails sent by users without their permission. Under the Interim Measures for Internet Advertising, internet advertisers are responsible for the authenticity of the contents of online advertisements, and internet advertising publishers and advertising agencies are required to verify the content of advertisements, and employ inspectors who are familiar with PRC laws and regulations governing online advertising.

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

The Advertisement Law of the People's Republic of China of October 27, 1994, was amended and revised for the first time by the Standing Committee of the People’s Congress on April 24, 2015, since its adoption on October 27, 1994. It was promulgated by the Order No. 22 of the President of the People's Republic of China and came into force on September 1, 2015. The revised Law brings the following significant changes to the regulatory regime for advertising activities in China, including online advertising:

●	establishing strict regulations of the scope and content of advertisements relating to the expansion of definition of “advertisements” and “advertisers”, the restrictions on advertising to children and the stringent controls over the advertising of specific products and services;

●	providing specific measures to deal with false advertising;

●	tightening rules for methods of advertising; and

●	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2016:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Zhongheng Xintai (Beijing) Asset Management Co., Ltd. *	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd.*	PRC	Nil
Shenzhen Shangtong Software Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Beijing Zhongjun Sunshine Investment and Management Co., Ltd	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.*	PRC	Nil
Zhengjin (Tianjin) Precious Metals Management Co., Ltd. *	PRC	Nil
Zhengjin (Beijing) Wisdom Petroleum and Chemical Investment Management Co., Ltd. *	PRC	Nil
Zhengjin (Qingdao) Wisdom Trading Co., Ltd. *	PRC	Nil
Zhengjin (Jiangsu) Precious Metals Co., Ltd. *	PRC	Nil
Qingdao Zhengjin Zhida Trading Co., Ltd.	PRC	Nil
Tibet Zhisheng Gold Industry Co., Ltd.	PRC	Nil
Qingdao Zhengjin Taiji Trading Co., Ltd.	PRC	Nil
iTougu (Beijing) Network Technology Co., Ltd. *	PRC	Nil
Yinglibao (Beijing) Network Technology Co., Ltd.	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Tibet Fortune Jinyuan Network Technology Co., Ltd. *	PRC	Nil
Beijing Huizhi Fortune Technology Co., Ltd.	PRC	Nil
Rifa Financial Holdings Limited**	BVI	85%
Rifa Securities Limited**	Hong Kong	85%
Rifa Futures Limited**	Hong Kong	85%
Rifa Credit Limited**	Hong Kong	85%
Rifa Wealth Management Co.Limited	Hong Kong	85%

*	Denotes variable interest entities or subsidiaries of variable interest entities

**	iSTAR Financial Holdings Limited was renamed Rifa Financial Holdings Limited on June 14, 2016, iSTAR International Securities Co. Limited was renamed Rifa Securities Limited on June 15, 2016, iSTAR International Futures Co. Limited was renamed Rifa Futures Limited on June 15, 2016, iSTAR International Credit Co., Limited was renamed Rifa Credit Limited in 2016.

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

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and Zhengtong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengtong”) (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”) CFO Qicheng, CFO Newrand and Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”). Specifically, these contractual arrangements enable us to:

●	have the power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries;

●	receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the services provided by our WFOEs; and

●	have an exclusive option to purchase from each of the shareholders of the VIEs all or part of the VIEs’ equity interest, when and to the extent permitted by PRC law, or request any existing shareholder of VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by us at any time in our discretion.

These contractual arrangements are summarized in the following paragraphs.

Exclusive Technology Consulting and Management Service Agreement. Pursuant to a series of technology support and service agreements, the WFOEs retain the exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WFOEs are entitled to charge the VIEs and their subsidiaries annual service fees. The principal services agreements that the WFOEs have entered into with the VIEs include:

●	strategic consulting services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax;

●	technical support services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax; and

●	operating support services agreement, pursuant to which the amount of fees to be charged is 40% of each VIE’s income before tax.

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

The exercise price of the option will equal (i)the total principal amount under the VIE Loans, or (ii)the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount under the VIE Loans. We may choose to pay the purchase price by canceling our loans to Zhiwei Zhao and Jun Wang.

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

In November 2006 and October 2007, the two former shareholders of CFO Fuhua completed the transfer of all of their equity interests in CFO Fuhua to Zhiwei Zhao and Jun Wang, respectively. Under this agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang have agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua, which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in CFO Fuhua to us or the third-party assignee designated by us according to the purchase option agreement.

We entered into contractual arrangements with our affiliates including significant affiliates such as CFO Newrand, CFO Huizhi, Zhongheng Xintai (Beijing) Asset Management Co., Ltd., Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) and Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”) and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.152 to this Annual Report on Form 20-F and incorporated herein by reference.

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

By June 2016, the VIE contracts with CFO Chongzhi were terminated. All the equity interest in CFO Chongzhi was transferred from Xun Zhao and Jing Zhao to other VIE entities we controlled.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

●	the corporate structure of the Company and its subsidiaries and our PRC-incorporated affiliates are in compliance with existing PRC laws and regulations; and

●	the contractual arrangements governing each of our VIE relationships are valid, binding and enforceable under, and do not violate PRC laws or regulations currently in effect.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2016:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web Portal and advertising services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd.	Holding company of Commodities brokerage services
Beijing Chuangying Advisory and Investment Co., Ltd.	P2P Lending services
Zhongheng Xintai (Beijing) Asset Management Co., Ltd.	N/A
Beijing Huizhi Fortune Technology Co., Ltd.	N/A

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 9600 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 317 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 3700 square meters. Our subsidiaries and affiliates that locate in Chongqing lease approximately 1800 square meters. Our subsidiaries and affiliates that locate in Shandong lease approximately 750 square meters. Our subsidiaries and affiliates that locate in Fuzhou lease approximately 130 square meters. Our subsidiaries that locate in Hong Kong lease approximately 720 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

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

Our net revenues decreased by 22.7% to $83.1 million in 2016 from $107.4 million in 2015. The net loss attributable to China Finance Online Co. Limited was $1.7 million in 2016, compared with net income of $22.5 million in 2015.

Our principal capital expenditures for 2014, 2015 and 2016 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $3.2 million, $3.4 million and $4.6 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

●	global macroeconomic uncertainties, as well as the overall performance of China’s economy;

●	the strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services;

●	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets;

●	competition in the PRC financial data and information services industry, precious metal trading business and other financial services we may enter into;

●	PRC governmental policies relating to the commodities brokerage industry and security advisory consulting industry;

●	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

●	contribution of alternative revenue resources such as revenues from online advertising;

●	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

●	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

●	other tax incentives we receive from PRC tax authorities resulting from CFO Meining (the sale of 90% of equity interest in CFO Meining was closed in the second quarter of 2016),CFO Genius and CFO Fuhua being the HNTE companies; CFO Tibet and Tibet Zhisheng being the preferential tax rate for enterprises in Tibet;

●	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;

●	the desirability of our service packages relative to other products and offerings available in the market;

●	our ability to benefit from the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Qicheng, and Stockstar Wealth Management and other VIEs; and

●	PRC regulatory policies.

We derive revenues primarily from our commodities brokerage services, subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and wealth management services. The level of public interests in investing in China’s commodities brokerage and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $2.9 million in 2016, a decrease of 58.8% from the $7.0 million contributed in 2015. Revenues from advertising accounted for 3.5% of our net revenues in 2016. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2016. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.3 million in revenue for VAT refunds in 2016. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31, 2016
	PRC	Hong Kong	Total
Commodities brokerage revenues	$59,976,717	$-	$59,976,717
Hong Kong brokerage services revenues	-	8,956,501	8,956,501
Subscription services and other related services revenues	14,124,678	-	14,124,678
Total revenues from external customers	$74,101,395	$8,956,501	$83,057,896

	Years ended December 31, 2015
	PRC	Hong Kong	Total
Commodities brokerage revenues	$79,702,654	$-	$79,702,654
Hong Kong brokerage services revenues	-	3,149,063	3,149,063
Subscription services and other related services revenues	24,553,049	-	24,553,049
Total revenues from external customers	$104,255,703	$3,149,063	$107,404,766

	Years ended December 31, 2014
	PRC	Hong Kong	Total
Commodities brokerage revenues	$60,091,117	$-	$60,091,117
Hong Kong brokerage services revenues	-	4,610,516	4,610,516
Subscription services and other related services revenues	18,994,252	-	18,994,252
Total revenues from external customers	$79,085,369	$4,610,516	$83,695,885

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com website. Cost of revenues accounted for 18.4% and 24.5% of our net revenues in 2015 and 2016, respectively.

Rebates. We paid rebates to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The rebates paid were $3.5 million in 2016, constituting 17.0% of our cost of revenues.

Commission paid. Commission paid is the commission rebates paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Commission paid constituted 43.7% of our cost of revenues in 2016.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 6.9 % of our cost of revenues in 2016.

Cost of raw data. Our cost of raw data consists of fees we pay to the stock exchanges and our other data providers pursuant to our commercial agreements with those parties. These contracts are typically for a fixed rate, and regard to the level of use, for a term, typically less than three years, depending on the provider. Our cost of raw data is likely to be our most variable element of cost of revenues. Our cost of raw data is expected to increase:

●	if we enter into additional commercial agreements for purchasing data from new sources or if we obtain different or additional data from existing sources; or

●	due to rate increases we may experience in the future upon renewal of our existing agreements.

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

Stock incentive plans and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of January 2 2014, selected employees and executives have been granted restricted shares of an aggregate 1,100,240 ordinary shares with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the 2004 Plan. The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan. The share-based compensation expenses relating to the 2004 Plan were $3.4 million, $0.9 million and $0.2 million in 2014, 2015 and 2016, respectively.

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

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company's equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company's achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. The share-based compensation expenses relating to the nonvested shares recognized were $1.5 million and $1.0 million in 2015 and 2016, respectively.

On November 1, 2010, iSTAR Financial Holdings Limited (later renamed Rifa Financial Holdings Limited, or Rifa Financial) granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan (the "2010 Plan") of Rifa Financial to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Rifa Financial to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Rifa Financial and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders. As of December 31, 2013, all compensation cost relating to the 2010 Plan was recognized.

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 11,000,000 as of December 31, 2016. 4,890,000 ordinary shares, 3,920,000 ordinary shares and 200,000 ordinary shares were granted under 2014 Plan for the year ended 2014, 2015 and 2016, respectively. As of December 31, 2016, 4,332,100 shares were available for future grant of awards. The share-based compensation expenses relating to the 2014 Plan were $0.7 million, $1.5 million and $1.2 million in 2014, 2015 and 2016, respectively.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, formerly known as “Huifu Jinyuan Co., Ltd.”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. On July 1, 2015, Fortune Zhengjin entered into another contractual arrangement to grant 8% restricted shares of Fortune Zhengjin to selected employees of the Group. CFO Tahoe also entered an arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. On May 31, 2016, Fortune Zhengjin entered into another arrangement to grant 5.35% restricted shares of Fortune Zhengjin to selected employees of the Group. The Company recognized share-based compensation expenses of $7,000 and $0.6 million in 2014 relating to CFO Shangtong, Fortune Zhengjin, respectively. There were $10,000, $2.0 million and $0.3 million share-based compensation expenses recorded in 2015 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $6,000 million, $2.8 million and $0.4 million share-based compensation expenses recorded in 2016 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including Rifa Securities, Rifa Futures, Rifa Credit and other nine subsidiaries are subject to the uniform tax rate of 16.5% in Hong Kong. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong. The profits derived from outside Hong Kong are exempted from Hong Kong profits tax, and there are no withholding taxes in Hong Kong on remittance of dividends. In 2014, 2015 and 2016, the income tax expenses charged in Hong Kong are nil, nil and $462, respectively.

PRC Enterprise Income Tax

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise’s qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The HNTE qualification is valid for a term of three years and is subject to application for renewal thereafter. CFO Meining and CFO Genius all successfully renewed their HNTE qualification in 2014 and 2015, respectively, and enjoyed a preferential tax rate of 15% for another three years. CFO Fuhua obtained the HNTE qualification in 2016 and enjoyed the preferential tax rate of 15% from 2016 to 2018.

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

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31, 2016.

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

We also derive commission from brokerage services provided by Rifa Securities and Rifa Futures, which buy or sell securities and future contracts on their customers’ behalf. The commission income is recognized on a trade date basis as transactions occur.

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

 The Group also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers interests for facilitating loan transactions, and the revenues are recognized upon completion of the services.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See “Item 3.D. Key Information — Risk Factors — Risks Relating to doing business in the People’s Republic of China — We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.”

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

In 2014, the Group made another cost method investment of $81,000 to daokoudai.com. In 2014, the Company sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the disposal of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4.3 million, which was fully collected as of December 31, 2015.

In 2015, the Group sold all its equity interests in Beijing Cowboy Network Technology Co., Ltd. to a third party. The gain recorded in this disposal was $4.6 million.

In December 2015, the Group signed a framework agreement to sell 90% equity stake in CFO Meining and related businesses to a third party. As part of the framework, the sale related to the equity of CFO Securities Consulting was completed in December 2015. The Group’s retained 10% noncontrolling investment was recorded as cost method investment as the Group lost control over CFO Securities Consulting. After remeasurement, the cost method investment in CFO Securities Consulting was recorded as $0.5 million. In April 2016, the Group completed the disposal of its 90% equity interests in Shanghai Meining Computer Software Co., Ltd (“CFO Meining”) to third parties, based on the arrangements signed in December 2015. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $0.8 million was recognized in the consolidated balance sheets.

In December 2016, the Group made a cost method investment of $0.2 million.

The total carrying balance of such cost method investments were $0.6 million and $1.5 million as of December 31, 2015 and 2016, respectively. There was no impairment loss of the Group’s cost method investment.

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

In June 2015, the Group paid $0.3 million to acquire 20% share interest of Beijing Niucai Technology Co., Ltd. In December 2015, the Group entered a contractual arrangement with third parties to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. ("CFO Aishang"), which was previously owned 55% equity interests by the Company. The fair value of the 40% retained noncontrolling investment of $1.0 million was recognized in the consolidated balance sheets at the disposal date, based on the valuation performed by a third party.

The Company recognized equity method investment losses of $67,000 and $0.1 million in the consolidated statement of comprehensive income for the year ended December 31, 2015 and 2016, respectively. The carrying balance of equity method investment was $1.2 million and $1.0 million as of December 31, 2015 and 2016, respectively.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure, we recorded $8.1 million goodwill impairment losses in relation to the reporting unit of investment advisory services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. A loss from impairment of intangible with indefinite life of $0.3 million was recorded in the year ended December 31, 2015.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2015:

●	the revenue growth is projected at a compound annual growth rate, or CAGR. The CAGR of the reporting unit is approximately 5.1% for 2016 through 2020, which is within the range of comparable companies at the time of valuation.

●	operating expenses, including selling expenses, R&D expenses and general and administrative expenses, as a percentage of sales is expected to remain stable.

●	to maintain normal operations, capital expenditures are estimated to be around 3% of revenue for each of the four reporting units, respectively.

●	the working capital requirement is estimated based on main accounts turnover days.

●	a perpetual growth rate after 2020 is assumed to be at 3% per year for each of the four reporting units.

The weighted average cost of capital, or WACC, used in the calculation is 18% for the reporting unit.

In 2016, we concluded that goodwill and indefinite-lived intangible assets allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. We recognized losses from impairment of goodwill and indefinite-lived intangible assets of $6.7 million and $0.6 million for the year ended December 31, 2016, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Due to the business restructure, a third party appraiser performed the valuation as of June 1, 2014. We recorded $1.8 million impairment losses in relation to the long-lived assets with definite lives for the year ended December 31, 2014. No impairment loss was recorded for the long-lived assets with definite lives in 2015. In 2016, we recorded a loss from impairment of long-lived assets with definite lives of $0.5 million allocated to the commodities brokerage reporting unit because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2014		2015		2016
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$85,122	101.7%	$109,069	101.5%	$83,737	100.8%
Business tax	(1,426)	(1.7)	(1,664)	(1.5)	(679)	(0.8)
Net revenues	83,696	100.0%	107,405	100.0%	83,058	100.0%
Cost of revenues	(20,353)	(24.3)	(19,739)	(18.4)	(20,380)	(24.5)
Gross profit	63,343	75.7	87,666	81.6	62,678	75.5
Operating expenses:
General and administrative	(17,592)	(21.0)	(17,994)	(16.8)	(19,837)	(23.9)
Product development	(11,148)	(13.3)	(10,739)	(10.0)	(14,485)	(17.4)
Sales and marketing	(43,761)	(52.3)	(46,474)	(43.3)	(50,083)	(60.3)
Loss from impairment of intangible assets	(1,802)	(2.2)	(250)	(0.2)	(1,111)	(1.3)
Loss from impairment of goodwill	(8,150)	(9.7)	-	-	(6,660)	(8.0)
Total operating expenses	(82,453)	(98.5)	(75,457)	(70.3)	(92,176)	(111.0)
Government subsidies	659	0.8	252	0.2	1,195	1.4
Income (loss) from operations	(18,451)	(22.0)	12,461	11.6	(28,303)	(34.1)
Interest income	4,044	4.8	2,648	2.5	1,051	1.3
Interest expense	(12)	0.0	(1)	(0.0)	(2)	(0.0)
Exchange loss, net	(112)	(0.1)	(766)	(0.7)	(55)	(0.1)
Gain on the interest sold and retained noncontrolling investment	-	-	10,000	9.3	20,568	24.8
Gain from sales of cost method investment	4,338	5.2	4,648	4.3	-	-
Loss from equity method investment	-	-	(67)	(0.1)	(138)	(0.2)
Short-term investment income	58	0.1	216	0.2	379	0.5
Other income (expense), net	18	0.0	(937)	(0.9)	(305)	(0.4)
Income (loss) before income tax expense	(10,117)	(12.1)	28,202	26.3	(6,805)	(8.2)
Income tax expense	(514)	(0.6)	(1,384)	(1.3)	(4,161)	(5.0)
Net income (loss)	(10,631)	(12.7)	26,818	25.0	(10,966)	(13.2)
Less: net income (loss) attributable to noncontrolling interests	(3,463)	(4.1)	4,335	4.0	(9,287)	(11.2)
Net income (loss) attributable to China Finance Online Co. Limited	(7,168)	(8.6%)	22,483	20.9%	(1,679)	(2.0%)

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Our gross revenues decreased by 23.2% from $109.1 million in 2015 to $83.7 million in 2016. The decrease was mainly due to the gross revenues of $60.3 million provided by our commodities brokerage services in 2016, compared with f $80.1 million in 2015.

Our business taxes and related surcharges attributable to our gross revenues decreased from $1.6 million in 2015 to $0.7 million in 2016. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 22.7% to $83.1 million in 2016 from $107.4 million in 2015.

This decrease was mainly due to the net revenues provided by our commodities brokerage services. Our net revenues derived from our financial services, which include commodities brokerage and Hong Kong brokerage-related services, decreased to $69.0 million in 2016 from $83.0 million in 2015, representing 83.0% and 77.1% of our total net revenues for each year.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 37.8% from $17.2 million in 2015 to $10.7 million in 2016. The decrease was mainly due to the sale of a less profitable division in the financial information segment.

Our advertising revenues decreased to $2.9 million in 2016 from $7.0 million in 2015, representing 3.5% and 6.5% of total net revenues for each year.

Cost of revenues

Our cost of revenues in 2016 increased by 3.2% to $20.4 million in 2016 from $19.7 million, primarily due to commission paid to our sales agents related to our Hong Kong brokerage business.

Gross profit

As a result of the foregoing, our gross profit decreased by 28.5% to $62.7 million in 2016 from $87.7 million in 2015.

Operating expenses

Our operating expenses increased by 22.2% to $92.2 million in 2016 from $75.5 million in 2015. Operating expenses as a percentage of net revenues increase to 111.0% in 2016 from 70.3% in 2015.

General and administrative. Our general and administrative expenses increased by 10.2% to $19.8 million in 2016 from $18.0 million in 2015. The increase in general and administrative expenses was mainly attributable to professional fees. Our general and administrative expenses as a percentage of net revenues increased to 23.9% in 2016 from 16.8% in 2015.

Product development. Our product development expenses increased by 34.9% to $14.5 million in 2016 from $10.7 million in 2015. The increase in product development expenses was mainly due to an increase in recruitment of senior software engineers and capital market professionals to support further development in all lines of business. Our product development expenses increased as a percentage of net revenues to 17.4% in 2016 from 10.0% in 2015.

Sales and marketing. Our sales and marketing expenses increased by 7.8% to $50.1 million in 2016 from $46.5 million in 2015. This was primarily due to headcount related expenses. Our sales and marketing expenses as a percentage of net revenues increased to 60.3% in 2016 from 43.3% in 2015.

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $1.1 million associated with the acquired commodities trading right and customer relationships in 2016 due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values, compared to a loss from impairment of $0.3 million in 2015.

Loss from impairment of goodwill. Our loss from impairment of goodwill was $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016.

Income (loss) from operations

Our loss from operations was in $28.3 million in 2016 compared to an operating income of $12.5 million in 2015, and our operating margin was negative 34.1% in 2016, compared that of 11.6% in 2015.

Interest income

Our interest income decreased by 60.3% to $1.1 million in 2016 from $2.6 million in 2015.

Interest expense

Our interest expense increased by 100% to $2,000 in 2016 from $1,000 in 2015.

Gain on the interest sold and retained noncontrolling investment

We recorded a gain on the interest sold and the retained noncontrolling investment of $20.6 million in the consolidated statement of comprehensive income for the year ended December 31, 2016. We disposed our 100% equity interests in CFO Fenxin which owns 90% equity interests in CFO Meining, and also fully disposed Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui") and Shanghai Yongfu Enterprises Management Consulting Co., Ltd. ("CFO Yongfu") to third parties, respectively. Both entities were previously owned 57.07% equity interests by us. Furthermore, we deregistered two insignificant affiliates in the second quarter of 2016, which were both previously owned 70.25% equity interest by us.

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

Short-term investment income

Our gain from short-term investments, which are classified as trading securities, held-to-maturity or available-for-sale increased to $0.4 million in 2016 from $0.2 million in 2015.

Other income (loss), net

Our other loss, net was $0.3 million in 2016 compared to other loss, net was $0.9 million in 2015.

Income tax expense

Our income tax expense was $4.2 million in 2016 compared to an income tax expense was $1.4 million in 2015.

Net income (loss) attributable to the Company

Our net loss attributable to the Company was $1.7 million in 2016, compared to net income attributable to the Company was $22.5 million in 2015, and our net income margin was negative 2.0% in 2016, and 20.9% in 2015.

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2016, we had approximately $66.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2014, 2015 and 2016:

	For the year ended December 31
(in thousands of U.S. dollars)	2014	2015	2016
Net cash provided by (used in) operating activities	$1,172	$19,817	$(21,342)
Net cash provided by (used in) investing activities	(4,598)	40,558	(3,319)
Net cash provided by (used in) financing activities	(372)	(5,592)	9,702
Net increase (decrease) in cash and cash equivalents	(3,832)	53,195	(19,583)
Cash and cash equivalents at beginning of year	36,371	32,539	85,734
Cash and cash equivalents at end of year	$32,539	$85,734	$66,151

Net cash used in operating activities for 2016 was $21.3 million, compared to net cash provided by operating activities was $19.8 million in 2015 and $1.2 million in 2014. In 2016, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $11.0 million were changes in certain working capital accounts, principally an increase in account payable of $3.6 million and an increase in income taxes payable of $2.3 million, partially offset by: (i) an increase in accounts receivable-others of $2.1 million, (ii) an increase in accounts receivable-margin clients of $3.2 million, and (iii) an increase in restricted cash of $2.6 million. Account payable increased primarily because of the increase in the amount due to our Hong Kong brokerage services customers. The increase in accounts receivable-others was mainly due to the amount due from the Commodities Exchanges related to our commodities brokerage services in the ordinary course of trading business. The increase in accounts receivable-margin clients was due to the margin loan to customers for securities purchase related to our Hong Kong brokerage services business. The increase in restricted cash was due to the cash we required the obligor to deposit in bank accounts for providing guarantee to perform the contract obligation related to "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution.

In 2015, difference between our net cash providing by operating activities and our net income of $26.8 million. The net cash provided by operating activities was primarily due to the increase in cash receipt from commodities brokerage services.

In 2014, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of $10.6 million were changes in certain working capital accounts, principally an decrease in account receivable-others of $2.4 million and an decrease in account receivable-margin clients of $4.4 million, partially offset by: (i) an increase in amounts due from noncontrolling shareholders of $1.8 million, (ii) an decrease in deferred revenue of $1.7 million, and (iii) an decrease in account payable of $2.7 million. The decrease in account receivable-others we withdrew the cash deposited in commodities Exchanges related to our commodities brokerage services business. The decrease in accounts receivable-margin clients was due to the margin loan to customers for securities purchase related to our Hong Kong brokerage services business. The increase in amounts due from noncontrolling shareholders was due to the interest free loans to the noncontrolling shareholders. The decrease in deferred revenue was due to the deferred revenue related to our financial information and advisory service was earned and the relevant revenue recognition requirements were met. The decrease in account payable was due to the amount due to sales agents related to our commodities brokerage service business decreased during the 2014.

Net cash used in investing activities was $3.3 million in 2016, compared to net cash provided by investing activities was $40.6 million in 2015, compared to net cash used in investing activities of $4.6 million in 2014. In 2016, net cash used investing activities was primarily due to (i) the collection of $23.8 million from disposal of 100% equity interest in CFO Fenxin, 90% equity interest in CFO Meining, and complete disposal of CFO Henghui and CFO Yongfu; (ii) a net cash out of $16.6 million to purchase short-term investments; (iii) cash out to purchase of property and equipment of $4.6 million; and (iv) the repayment of the partial consideration collected in 2015 related the disposal of Rifa Futures and iSTAR Wealth Management in the amount of $5.3 million.

In 2015, net cash provided by investing activities was primarily due to (i) the collection of $8.5 million from disposal of 100% equity interest in CFO Zhongcheng, 90% equity interest in CFO Securities Consulting, and 15% equity interest in CFO Aishang; (ii) a net cash in of $22.6 million from Langfang Developer; (iii) a net cash in of $8.0 million related to the sales of cost method investments; and (iv) the collection of the partial consideration of $5.3 million related the disposal of Rifa Futures and iSTAR Wealth Management.

In 2014, net cash used in investing activities was primarily due to (i) a net cash in of $2.2 million related to the sale of cost method investments (Beijing Cowboy Network Technology Co., Ltd); (ii) a net cash out of $2.9 million related to the business restructure; (iii) cash payment of $0.7 million to acquire 20% CFO Tahoe; and (iv) cash payment of $3.2 million and $81,000 to purchase property and equipment, as well as intangible assets, respectively.

Net cash provided by financing activities was $9.7 million in 2016, compared to net cash used in financing activities was $5.6 million in 2015 and $0.4 million in 2014. We paid dividends to our noncontrolling shareholders of $9.8 million, $6.5 million and $1.0 million in 2016, 2015 and 2014, respectively. In 2016, we received the net funds committed by the clients through our wealth management platform (Yinglibao) in the amount of $19.4 million.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2014, 2015 and 2016 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $3.2 million, $3.4 million and $4.6 million, respectively.

Capital expenditures in 2015 and 2016 have been, and our 2017 capital expenditures are expected to continue to be, funded through operating cash flows and through our existing capital resources. We believe that our current cash and cash equivalents, and cash flow from operations will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $71.0 million as of December 31, 2016.

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

Restrictions on Renminbi conversion

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 5.8% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position. Fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2015 and 2016, respectively:

	For the year ended December 31,
	2015	2016
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions
Denomination in RMB	$79,153,967	$51,011,403
Denomination in foreign currencies	$8,474	75

Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$47,788,398	$45,477,997
Denomination in foreign currencies	-	-

Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$307,313	$246,061
Denomination in foreign currencies	$6,264,294	$17,377,457

C. Research and development.

In the three years ended December 31, 2014, 2015 and 2016, our product development expenses were $11.1 million, $10.7 million and $14.5 million, respectively. Our research and development efforts consist of continuing to:

●	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

●	enhance our subscribers’ experience by improving the quality of our research tools and website; and

●	develop additional research tools, features, content and services specifically targeting the high-end subscribers.

●	increase in recruitment of senior software engineers and capital market professionals fo support further development in all lines of business.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2016 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$4,653,630	$1,682,330	$6,335,960
1 - 3 years	2,933,055	2,705,706	5,638,761
3 - 5 years	-	-	-

Apart from such premises, as of December 31, 2016, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor.

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	53	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	46	Director and Chief Financial Officer
Zheng (James) Chen (1)	51	Independent Director
Jian Wang (1) (2) (3)	54	Independent Director
Yaowei Zhang (1) (2) (3)	54	Independent Director

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

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

Jian Wang has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation ("Five Star"), a key member of Best Buy Co., Inc. ("Best Buy"), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy's acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded "China's Best Employer" for four consecutive years since 2009 under Mr. Wang's leadership and he himself has also been awarded "China's Best Entrepreneur on Employer's Development". In 2016, he was honored the National Business Ethics Model by China General Chamber of Commerce. Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University. He received his EMBA degree from China Europe International Business School (CEIBS).) and obtained EMBA degree from PBC School of Finance of Tsinghua University.

Yaowei Zhang has been an Independent Director of Shanghai Everjoy Health Group Co., Ltd (formerly known as Shanghai Cimic Holdings Co., Ltd..) since March 2014. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Yunshi Investment Management (Shanghai) Co., Ltd., Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang is the General Partner of Zhuhai Shenzhouyun Investment Fund, President of Zhuhai Yunzhou Investment Management Co. Ltd. and President of Zhuhai Yunshenzhou Investment Management Co., Ltd. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People's Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D. of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

B. Compensation of directors and executive officers.

In 2016, we paid aggregate cash compensation of approximately $659,000 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer or the chief financial officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer or chief financial officer, as the case may be.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2018.

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

Under the 2004 Plan, as of December 31, 2016, we have a total number of 16,180,260 options that are currently vested and exercisable for ordinary shares. Based on the Company's requisite service period stated in the 2004 Plan, all the granted restricted shares of 1,100,240 ordinary shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2016.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2016 pursuant to the 2004 Plan:

	Number of
	ordinary Shares to
	be issued upon
	exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	750,000	$1.426	February 22, 2010	February 22, 2020
	1,800,000	$0.250	July 15, 2013	July 15, 2023
	450,000	$-	January 2, 2014	January 2, 2024

Jun (Jeff) Wang	250,000	$1.426	February 22, 2010	February 22, 2020
	1,500,000	$0.250	July 15, 2013	July 15, 2023
	350,240	$-	January 2, 2014	January 2, 2024

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

During 2014 and 2015, the Company granted totaling 1,960,000 and 120,000 stock options under the 2014 Plan. We have a total number of 805,400 options that are currently vested and exercisable for ordinary shares as of December 31, 2016.

In 2014, the Company granted 2,930,000 restricted shares to eligible persons under the 2014 Plan. As of December 31, 2016, 2,918,000 shares were vested, of which 200,885 shares were issued. In 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards shall become activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the "Vesting Term"), provided that the participant has achieved all the performance targets. As of December 31, 2016, 2,414,500 granted shares were activated, of which 869,220 shares were vested based on the participant's achievement of performance target and the Company's requisite service period of three years. Furthermore, there was no share was issued as of December 31, 2016. In 2016, the Company granted 200,000 restricted shares under the 2014 Plan to one selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years.

The table below sets forth the restricted shares grants made to our current directors and executive officers as of December 31, 2016 pursuant to the 2014 Plan:

Number of
ordinary Shares to
be issued upon
	vest of restricted shares	Date of grant	Date of expiration
Zhiwei Zhao	*	November 16, 2015	November 16, 2025
Zheng (James) Chen	*	November 16, 2015	November 16, 2025
Jian Wang	*	November 16, 2015	November 16, 2025
Yaowei Zhang	*	November 16, 2015	November 16, 2025
Jun (Jeff) Wang	*	November 16, 2015	November 16, 2025

*	Upon vesting of restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2016, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2016, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

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

As of December 31, 2015, all of the 3,000,000 ordinary shares become activated and vested as one of the performance targets was achieved. As of December 31, 2016, the 1,099,555 vested ordinary shares remain unissued.

2010 Equity Incentive Plan of Rifa Financial

On November 1, 2010, Rifa Financial granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan of Rifa Financial to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Rifa Financial to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Rifa Financial and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

C. Board practices.

In 2016, our directors met in person or passed resolutions by unanimous written consent total of five times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Zheng (James) Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

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

Audit committee. Our audit committee currently consists of Dr. Zheng (James) Chen, Mr. Jian Wang and Dr. Yaowei Zhang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

●	recommending to our shareholders, if appropriate, the annual re-appointment of our independent registered public accounting firm and pre-approving all auditing and non-auditing service fees permitted to be performed by the independent registered public accounting firm;

●	annually reviewing an independent registered public accounting firm’s report describing the independent registered public accounting firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent registered public accounting firm and all relationships between the independent registered public accounting firm and our company;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	discussing with management and the independent registered public accounting firm major issues regarding accounting principles and financial statement presentations; reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	reviewing reports prepared by management or the independent registered public accounting firm relating to significant financial reporting issues and judgments;

●	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent registered public accounting firm the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

●	discussing policies with respect to risk assessment and risk management;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	timely reviewing annual reports from the independent registered public accounting firm regarding all critical accounting policies and practices to be adopted by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent registered public accounting firm and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately, periodically, with management and the independent registered public accounting firm; and

●	reporting regularly to the full board of directors.

Compensation committee. Our current compensation committee consists of Mr. Jian Wang and Dr. Yaowei Zhang. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

●	determining and recommending the compensation of our senior management;

●	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

●	reviewing and determining bonuses for our officers and other employees;

●	reviewing and determining share-based compensation for our directors, officers, employees and consultants;

●	administering our equity incentive plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

●	implementing shareholders’ resolutions;

●	determining our business plans and investment proposals;

●	formulating our profit distribution plans and loss recovery plans;

●	determining our debt and finance policies and recommending proposals for the increase or decrease in our share capital and the issuance of debentures;

●	formulating our major acquisition and disposition plans, and plans for consolidation, division or dissolution;

●	proposing amendments to our articles of association; and

●	exercising any other powers conferred at shareholders’ meetings or under our memorandum and articles of association.

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	53	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	46	Director and Chief Financial Officer	Date of 2018 annual general meeting
Zheng (James) Chen	51	Director	Date of 2018 annual general meeting
Jian Wang	54	Director	Date of 2017 annual general meeting
Yaowei Zhang	54	Director	Date of 2017 annual general meeting

D. Employees.

As of December 31, 2014, 2015 and 2016, we employed approximately 1,500, 1,900 and 1900 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks relating to doing business in the People’s Republic of China — PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2016, 118,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 21,219,601 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

●	each person known to us to own beneficially more than 5% of our ordinary shares; and

●	each of our directors and executive officers who beneficially own any of our ordinary shares.

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

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	31,774,383	26.91%
Zheng (James) Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	2,537,240	2.15%
All current directors and executive officers as of December 31, 2016 as a group (5 persons)	34,417,223	29.14%

5% Shareholder
Zhiwei Zhao (1)	31,774,383	26.91%
IDG Technology Venture Investment, LP (2)	6,723,115	5.69%
IDG Technology Venture Investment, Inc. (3)	4,670,505	3.95%
Jianping Lu (4)	7,156,121	6.06%
Ling Zhang (5)	8,746,370	7.41%

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2016, would beneficially own less than 1% of our ordinary shares.

(1)	Mr. Zhiwei Zhao is considered the beneficial owner of 31,774,383 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. as of December 31, 2016 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2016 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,114,400 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2016.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2016 in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)	Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2016 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2016, we had 118,098,018 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 89.84% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

See “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

See “Item 4.C. Information on the Company — Organizational Structure.”

The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.152 to this Annual Report on Form 20-F and incorporated herein by reference.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2014, 2015 and 2016, we had $2.4 million, nil and nil, respectively due from related parties. It represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received in the first quarter of 2015. As of December 31, 2014, 2015 and 2016, we also had $0.9 million, $0.9 million and nil, respectively due to related parties.

C. Interests of experts and counsel.

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated financial statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Class Action against the Company

The Company was named as a defendant in a putative securities class action, Wang, et al., v. China Finance Online Co. Limited, 1:15-cv-07894-RMB. The original complaint was filed on June 5, 2015 in the Central District of California. The case was subsequently consolidated with several other similar actions and transferred to the Southern District of New York, where an amended consolidated complaint was filed in December 2015. The amended consolidated complaint alleged that the Company violated Exchange Act Section 10(b) and Rule 10b-5 by failing to disclose certain of its transactions involving Langfang Shengshi Real Estate Development Co. Limited as related party transactions.

The amended consolidated complaint also made claims under Exchange Act Section 10(b) and Rule 10b-5 against certain of the Company’s current officers and its current and former auditors and under Exchange Act Section 20(a) against certain of its current officers and former directors. Lead plaintiffs subsequently voluntarily dismissed (without prejudice) all defendants other than the Company from the action. The Company filed a motion to dismiss the complaint on April 8, 2016, to which plaintiffs filed an opposition on May 6, 2016 and the Company filed a reply on May 13, 2016.

During a mediation session in May 2016, the parties agreed to settle the action for $3.0 million. The settlement was preliminarily approved on November 18, 2016 and notice of the settlement was provided to putative class members. No class members objected to the settlement and none requested exclusion. The settlement includes a release of all claims asserted in the Complaint (or any of the previous versions of the complaint) or all claims that could have been asserted based on the same operative facts at issue in the Complaint. This release applies not only as to the Company, but also as to individuals and entities included within the definition of “Releasees,” which definition includes, among others, current and former officers and directors of the Company.

Following a March 21, 2017 fairness hearing, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after lead plaintiffs file their motion for final distribution of the settlement amount, which is due on or before June 19, 2017. Assuming the court enters the judgment as anticipated by the settlement approval order and there are no appeals, the approval of the settlement will become final (and no longer subject to appeal) 30 days after the judgment is entered.

Disciplinary Action by the SFC

Rifa Futures resolved a disciplinary action with the SFC on April 12, 2017. The disciplinary action was instituted against Rifa Futures by the SFC under section 194 of the Securities and Futures Ordinance with respect to Rifa Futures’ internal control deficiencies during the period between January 1, 2014 and July 31, 2014 (the “Relevant Period”). The SFC found that during the Relevant Period, Rifa Futures failed to take sufficient steps to mitigate the risk of unlawful money remittance when handling third party deposits and transfers to be in compliance with the applicable regulatory requirements. The SFC issued a press release on April 12, 2017 reprimanding Rifa Futures and announcing a fine against Rifa Futures in the amount of HK$3 million. In the press release, the SFC also acknowledged that (i) Rifa Futures has taken steps to remediate its internal control deficiencies; (ii) Rifa Futures cooperated with the SFC in resolving the disciplinary proceeding; (iii) Rifa Futures agreed to engage an independent reviewer to conduct a review of its internal controls; and (iv) Rifa Futures has an otherwise clean disciplinary record.

All the officers and other key staff responsible for the internal control deficiencies that are the subject of the disciplinary action have ceased to be employed by Rifa Futures. The HK$3 million fine has been reflected in the financial results in 2016.

Other Litigations against the Company’s Subsidiaries or PRC Affiliates

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright infringement. In a copyright infringement dispute, we are claimed for a public apology for the violation, and a damage of $7.7 million (RMB50.0 million, equivalently). Through a series of litigation proceedings, among other things, cross-examination, China International Capital Corporation Limited (“CICC”) currently has lower the claim to RMB10.0 million. The case was still pending as of December 31, 2016.

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

The ultimate outcome of any litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. The claims of infringement of intellectual property rights may harm our business and reputation. See “Item 3.D. Risk Factors — Risks Related to Our Business — We have been and may continue to be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.”

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

B. Significant changes since December 31, 2016.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2012, 2013, 2014, 2015 and 2016; (ii) each of the quarters since the first quarter in 2015; and (iii) each of the six months since October 2016.

	Trading Price
	High	Low
Yearly highs and lows
Year 2012	2.91	1.02
Year 2013	6.45	1.14
Year 2014	11.88	2.33
Year 2015	6.85	2.90
Year 2016	6.10	3.48
Quarterly highs and lows
First Quarter 2015	6.75	4.10
Second Quarter 2015	6.40	3.90
Third Quarter 2015	5.59	2.90
Fourth Quarter 2015	6.85	3.37
First Quarter 2016	6.10	4.30
Second Quarter 2016	6.05	3.82
Third Quarter 2016	5.19	4.08
Fourth Quarter 2016	4.45	3.48
First Quarter 2017	3.65	3.01
Monthly highs and lows
October 2016	4.33	3.92
November 2016	4.34	3.66
December 2016	4.45	3.48
January 2017	3.65	3.06
February 2017	3.55	3.01
March 2017	3.27	3.01
April 2017 (through April 12, 2017)	3.56	3.00

B. Plan of distribution.

Not applicable

C. Markets.

See “Item 9.A. Offering and listing details.”

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

On December 6, 2016, National Development and Reform Commission (“NDRC”), Ministry of Commerce, People’s Bank of China and SAFE (collectively, “Four Departments”), responded to media inquiries with respect to tightening foreign investment regulations. In particular, Four Departments specified closer attention shall be paid to the recent tendency of “irrational oversea investment” in real estate, hotel, film studio, entertainment, sports club and other fields, and the risks underlying certain types of outbound investments, such as investments of considerable amount unrelated to the investor core business and investments made by limited partnerships. In addition, closer attention shall be paid to any company group whose parent company is considerably smaller than the subsidiaries by measure of capitalisation or assets, and any company that applies for foreign direct investment immediately after its formation. It can be concluded from the answers of these authorities that foreign exchange control has been tightened from the following perspectives:

●	intensified the review for the authenticity of the projects. SAFE intensified the information sharing and linking among other ministries and commissions (The People’ Bank of China, NDRC, Ministry of Commerce) and companies may need to detail the declared projects to the prepositive procedural departments, NDRC or Ministries of Commerce. On Dec 5, 2016, NDRC issued the “Notices regarding Adjustment for Oversea Acquisition and Submission Form of Bidding Project Information Report” (National Development and Reform Commission Foreign Direct Investment and Investment Overseas Department [2016] No. 2613). The Notices came up with new requirements for the contents in the oversea investment project information report. In additional to the documents of intent and material documents that were already required, audited financial statement and due diligence report of the projects are also requested. The new requirements reflect the government departments’ attention to the authenticity, compliance and risks of the oversea investment projects. Banks shall agree to handle only after the review for the authenticity and compliance of the transaction.

●	four categories to be specially supervised: large amount investment in non-principal industry, limited partnerships’ investment in foreign countries, “small parent company with big subsidiary”, “quick establishment and quick exit” and other potential risks in oversea investment.

●	according to some media, in the event of dealing with a transaction under capital and financial account, purchasing or paying foreign exchange, or the expense of foreign exchange equals US$5,000,000 or more (including US$5,000,000) each deal, the banks need to report for the large amount to the SAFE capital and financial account bureau. After the review for the authenticity and compliance and approval of relevant departments including Four Departments, the banks shall handle the transaction. The new policy in the report has not been verified by any public documents nor been denied by the authorities.

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

U.S. federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

●	banks or other financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	regulated investment companies or real estate investment trusts;

●	U.S. expatriates;

●	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

●	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

●	persons liable for alternative minimum tax; or

●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and are:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income purposes, that was created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

U.S. Holders

Dividends on ADSs

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Item 8.A. Financial Information - Consolidated financial statements and other financial information - Dividend policy”.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2015 and 2016, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income (the “income test”), or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

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

Non-U.S. Holders

If you beneficially own ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

●	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

●	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2016, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $1.1 million to $0.4 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2015, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $2.6 million to $1.8 million.

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

We have recorded foreign exchange loss of $55,000 in net loss in 2016, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately -0.4%, -6.1% and -6.8% against the U.S. dollar in 2014, 2015 and 2016, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2016, we had cash, cash equivalents and restricted cash of US$51.3 million (approximately RMB355.6 million) which were denominated in RMB at the exchange of $1.00 for RMB6.9370 and US$17.4 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $50.8 million as of December 31, 2016.

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

● Share distributions, stock dividend, stock split, merger

● Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

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
● Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

● The depositary’s or its custodian’s compliance with applicable law, rule or regulation

● Stock transfer or other taxes and other governmental charges

● Cable, telex and facsimile transmission and delivery charges

● Fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

● Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

● Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. On May 22, 2013, we entered into a new contract with the depositary with a term of 5 years, which started from May 22, 2013. We were entitled to receive the maximum amount as US$270,000 for the periods between May 22, 2014 and May 21, 2015, US$289,000 for the year between May 22, 2015 and May 21, 2016 and US$290,000 for the year between May 22, 2016 and May 21, 2017 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management including our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2016, due to the material weaknesses in our internal control over financial reporting as described below.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2016, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our management identified one material weakness in our internal control over financial reporting related to our lack of implementation of effective control activities over the specific or non-routine activities and transactions to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remediate the material weaknesses described above in “Management's Report on Internal Control over Financial Reporting,” We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified. We plan to update our internet finance accounting policies and procedures manual in accordance with U.S. GAAP in 2017, and allocate additional resources to improve financial oversight function, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

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

ITEM 16B. CODE OF ETHICS

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

Our board of directors has adopted a code of ethics, which is applicable to our senior executives and financial officers and any other persons who perform similar functions for us. We have posted the text of our code of ethics on our Internet website at http://www.chinafinanceonline.com/list/en_CorporateGovernance.shtml.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2014, 2015 and 2016 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2016		2015		2014
Audit Fees(1)	US$	418,000	US$	416,000	US$	630,000
Audit Related Fees		-		-		-
Tax Fees		-		-		-
All Other Fees		-		-		-

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by BDO China for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent accountant before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

●	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

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

ITEM 19. EXHIBITS

Index to exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)
2.1	Specimen ordinary share certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
2.2	Specimen American depositary receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004
4.1	2004 Incentive Stock Option Plan and form of option agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)
4.2	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)
4.3	Amended Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan dated May 20, 2009 (incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.4	Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.5	Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.6	Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among China Finance Online Co. Limited, Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.7	Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.8	Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.9	Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.10	Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.11	Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.12	Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.13	Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.14	Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.16	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.17	Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.18	Translation of loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.19	Translation of share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.20	Translation of purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.21	Translation of operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.22	Translation of technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.23	Translation of strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.24	Translation of Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.25	Translation of Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.26	Translation of Share Transfer Contract (related to shares of Beijing Glory Technology Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.27	Translation of Purchase Option Agreement dated September 10, 2007 among Fortune Software (Beijing) Co., Ltd., Jun Wang, Zhiwei Zhao and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.28	Translation of Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.29	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.30	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.31	Translation of Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and Beijing Premium Technology Co., Ltd. (“CFO Premium”) (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.32	Translation of Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.33	Translation of Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.34	Translation of Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.35	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.36	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37	Translation of Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.38	Translation of Framework Agreement of Exercising Purchase Option dated November 1, 2012 among Yang Yang, Ying Zhu, CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.45 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.39	Translation of Share Pledge Agreement dated November 1, 2012 among CFO Chuangying, Ying Zhu and Lin Yang (incorporated by reference to Exhibit 4.46 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.40	Translation of Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.41	Translation of Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.42	Translation of Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.43	Translation of Loan Agreement dated May 8, 2008 among CFO Software, Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.43 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.50	Translation of Loan Agreement dated November 25,2009 among CFO Chongzhi, Zhihong Wang and Ran Yuan (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.51	Translation of Purchase Option and Cooperation Agreement dated November 30, 2009 among CFO Chongzhi, Shanghai Stockstar Information & Technology Co., Ltd., Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.52	Translation of Framework Agreement of Exercising Purchase Option dated April 6, 2010 among Zhihong Wang, Na Zhang, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 from Amendment No. 1 to our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.53	Translation of Framework Agreement of Exercising Purchase Option dated November 8, 2010 among Ran Yuan, Xun Zhao, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd (incorporated by reference to Exhibit 4.53 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.54	Translation of Share Pledge Agreement dated January 15, 2012 among Na Zhang, Xun Zhao and CFO Chongzhi (incorporated by reference to Exhibit 4.54 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.55	Translation of Operation Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.56	Translation of Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.57	Translation of Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.58	Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.58 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.59	Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.59 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.60	Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong (incorporated by reference to Exhibit 4.60 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.61	Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.61 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.62	Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.62 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.63	Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.63 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.64	Translation of Framework Agreement of Exercising Purchase Option dated November 15, 2012 among Zhiwei Zhao, Jun Wang, Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.64 from our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.65	Translation of Purchase Option and Cooperation Agreement dated December 11, 2012 among Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.65 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.66	Translation of Share Pledge Agreement dated November 15, 2012 among Xiaowei Wang, Na Zhang and CFO Software (incorporated by reference to Exhibit 4.66 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.67	Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.68	Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.69	Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.70	Translation of Loan Agreement dated June 1, 2014 among CFO Zhengyong, Lin Yang and Yi Yang (incorporated by reference to Exhibit 4.70 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.71	Translation of Purchase Option and Cooperation Agreement dated June 1, 2014 among Lin Yang, Yi Yang, CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.71 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.72	Translation of Operation Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.72 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.73	Translation of Technical Support Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.73 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.74	Translation of Strategic Consulting and Service Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.74 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.75	Translation of Loan Agreement dated February 12, 2014 among CFO Zhengyong, Ran Tao and Haibin Wang (incorporated by reference to Exhibit 4.75 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.76	Translation of Purchase Option and Cooperation Agreement dated February 12, 2014 among Tao Ran, Haibin Wang, Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.76 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.77	Translation of Share Pledge Agreement dated February 12, 2014 among Ran Tao, Haibin Wang and CFO Zhengyong (incorporated by reference to Exhibit 4.77 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.78	Translation of Operation Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.78 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.79	Translation of Technical Support Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.79 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.80	Translation of Strategic Consulting and Service Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.80 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.81	Translation of Loan Agreement dated May 14, 2014 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.81 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.82	Translation of Purchase Option and Cooperation Agreement dated May 14, 2014 among Zhiwei Zhao, Jun Wang, CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.82 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.83	Translation of Operation Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.83 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.84	Translation of Technical Support Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.84 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.85	Translation of Strategic Consulting and Service Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.85 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.86	Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.; filed as Exhibit 4.61 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.87	Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission., which request is pending; filed as Exhibit 4.62 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.88	Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.89	Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)
4.90	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between the Company and Hang Seng Indexes Company Limited dated February 27, 2009 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.91	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between CFO Fuhua and Hang Seng Indexes Company Limited dated December 11, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.92	Renewal of Shanghai Stock Exchange Securities Information Operation License Agreement by and between CFO Fuhua and Shanghai Stock Exchange Information Network Co., Ltd. dated December 25, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.93	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Fuhua and Shenzhen Securities Information Network Co., Ltd. dated March 15, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.94	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Meining and Shenzhen Securities Information Network Co., Ltd. dated March 1, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.95	English Summary of the real estate investment contract and the shareholder agreement by and among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and its original shareholders dated March 19, 2013. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.96	Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.31 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.97	Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.32 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.98	Translation of Agreement for Change of Parties to the Contract (incorporated by reference to Exhibit 4.33 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.99	Translation of Purchase Agreement between Giant Bright and Hadevan (incorporated by reference to Exhibit 4.34 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.100	Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.35 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.101	Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.36 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.102	Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising (incorporated by reference to Exhibit 4.37 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.103	Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd. (incorporated by reference to Exhibit 4.38 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.104	Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd. (incorporated by reference to Exhibit 4.116 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.105	2014 Stock Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.106	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.107	Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng (incorporated by reference to Exhibit 4.109 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.108	Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. and Golden Pioneer (Beijing) Network Technology Co. Ltd. (incorporated by reference to Exhibit 4.110 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.109	Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.110	Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.111	Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.113 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.112	Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.114 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.113	Translation of Online Securities Business Cooperation Agreement between China International Capital Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.115 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.114	Translation of Online Securities Business Cooperation Agreement between Heng Tai Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.116 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.115	Translation of sale & purchase agreement dated March 30, 2015 about the 100% equity of iSTAR Futures and iSTAR Wealth Management between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.115 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.116	Translation of the first supplement dated April 9, 2015 between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.116 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.117	Translation of the second supplement dated September 28, 2015 between iSTAR Capital International Co., Ltd., iSTAR Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.117 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.118	Translation of the agreement on enforcement of arbitration award dated on December 9, 2015 among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.118 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.119	Translation of the reorganization framework agreement dated May 4, 2015 between China Finance Online Co. Limited, Danford (H.K.) Limited, Dongjin Investment Co., Ltd., Beijing Cairuitong Technology Co., Ltd., Caifu Xinying (Beijing) Technology Co., Ltd. and Beijing Cowboy Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.119 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.120	Translation of share transfer agreement dated on May 25, 2015 between Beijing Glory Technology Co., Ltd. and Shanghai Zheshang Business Consulting Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.121	Translation of share transfer agreement dated on May 25, 2015 between CFO Qicheng and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.121 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.122	Translation of share transfer agreement dated on May 25, 2015 between CFO Qicheng and Shanghai Ever Bright Yan Ze Venture Capital Enterprise (limited partnership). (incorporated by reference to Exhibit 4.122 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.123	Translation of share transfer agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Shanghai Ever Bright Fu Yi Venture Capital Enterprise (limited partnership) (incorporated by reference to Exhibit 4.123 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.124	Translation of share transfer agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.124 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.125	Translation of share transfer agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Xiaoming Wang (incorporated by reference to Exhibit 4.125 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.126	Translation of the framework agreement dated December 11, 2015 about the reorganization and sale & purchase of stockstar.com related business (incorporated by reference to Exhibit 4.126 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.127	Translation of the share transfer agreement dated August 27, 2015 by and among CFO Meining and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.128	Translation of the share transfer agreement dated August 27, 2015 by and among Zhang Na and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.129	Translation of the share transfer agreement dated August 27, 2015 by and among Zhao Xun and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.130	Translation of the share transfer agreement dated December 10, 2015 by and among CFO Meining, Zhiwei Zhao, Jun Wang, Tibet Fortune Jinyuan Network Technology Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.130 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.131	Translation of the termination agreement dated September 20, 2015 by and among CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.131 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.132	Translation of the termination agreement dated September 20, 2015 by and among CFO Chongzhi, Na Zhang, Xun Zhao and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain purchase option and cooperation agreement, loan agreement and share pledge agreement. (incorporated by reference to Exhibit 4.132 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.133	Translation of the termination agreement dated December 8, 2015 by and between CFO Software and CFO Securities Consulting terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.133 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.134	Translation of the termination agreement dated December 8, 2015 by and among CFO Software, Zhiwei Zhao, and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.134 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.135	Translation of the termination agreement dated December 8, 2015 by and among CFO Software, Jun Wang and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.135 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.136	Translation of the share transfer agreement dated December 24, 2015 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., Shanghai EBI Capital Co., Ltd. and Xiaoming Wang. (incorporated by reference to Exhibit 4.136 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

117

4.137	Translation of the sale & purchase agreement dated April 8, 2016 about the 100% equity of iSTAR Wealth Management between iSTAR Management Limited and Tianfeng Securities Co., Ltd. (incorporated by reference to Exhibit 4.137 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.138*	Translation of the equity transfer agreement dated January 12, 2016 by and among CFO Fuhua, Shanghai Fenxin Information Technology Co., Ltd. and Tibet Fortune Jinyuan Network Technology Co., Ltd. regarding the transfer of equities in CFO Meining.
4.139*	Translation of the equity transfer agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., and Shanghai Jiuyi Ruotong Start-up Investment Enterprise (limited partnership) regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.
4.140*	Translation of the equity transfer agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd. and Shanghai Jiuyi Yonglin Investment Management Entreprise, regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.
4.141*	Translation of Loan Agreement dated September 9, 2016 among Beijing Glory Technology Co., Ltd., Meng Han and Lu Wenjing.
4.142*	Translation of Purchase Option and Cooperation Agreement dated September 9, 2016 among Beijing Glory Technology Co., Ltd., Meng Han, Lu Wenjing and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.143*	Translation of Share Pledge Agreement dated September 9, 2016 among Meng Han, Lu Wenjing and Beijing Glory Technology Co., Ltd.
4.144*	Translation of Operation Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.145*	Translation of Technical Support Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.146*	Translation of Strategic Consulting and Service Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.147*	Translation of Loan Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei and Cheng Shichao.
4.148*	Translation of Purchase Option and Cooperation Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei, Cheng Shichao and Beijing Huizhi Fortune Technology Co., Ltd.
4.149*	Translation of Share Pledge Agreement dated August 1, 2016 among Cui Wei, Cheng Shichao and Fortune Software (Beijing) Co., Ltd.
4.150*	Translation of Operation Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.151*	Translation of Technical Support Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.152*	Translation of Strategic Consulting and Service Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
8.1*	List of principal subsidiaries and significant PRC-incorporated affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed with this annual report on Form 20-F.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

118

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FINANCE ONLINE CO. LIMITED
Date: April 28, 2017
/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

119

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Finance Online Co. Limited.

We have audited the accompanying consolidated balance sheet of China Finance Online Co. Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (the "Group") as of December 31, 2016 and 2015, and the related consolidated statement of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audit of the consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Finance Online Co. Limited, its subsidiaries, its VIEs and its VIEs' subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Beijing, China

April 28, 2017

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2015	2016
Assets

Current assets:
Cash and cash equivalents	$85,734,048	$66,151,439
Restricted cash	-	2,483,557
Prepaid expenses and other current assets	3,488,647	8,241,042
Trust bank balances held on behalf of customers	14,167,606	33,173,792
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and in 2015 and 2016, respectively	4,367,417	7,556,557
Accounts receivable - others, net of allowance for doubtful accounts of $40,592 and $3,371 in 2015 and 2016, respectively	12,007,714	14,410,947
Short – term investments	-	16,443,831
Deferred tax assets, current	969,464	1,369,792
Total current assets	120,734,896	149,830,957
Property and equipment, net	5,789,534	7,398,133
Acquired intangible assets, net	1,539,534	396,753
Cost method investment	554,392	1,542,454
Equity method investment, net	1,228,269	1,019,009
Rental deposits	1,422,626	1,292,078
Goodwill	6,699,620	108,871
Guarantee fund deposits	6,076,036	6,002,920
Deferred tax assets, non-current	20,250	32,651
Total assets	$144,065,157	$167,623,826

Liabilities and shareholders' equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,058,018 and $5,285,623 as of December 31, 2015 and December 31, 2016, respectively)	$6,658,689	$6,526,040
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13,035,773 and $26,351,842 as of December 31, 2015 and December 31, 2016, respectively)	15,655,425	29,619,949
Contingent liability (including contingent liability held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2015 and December 31, 2016, respectively)	-	3,000,000
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $565,605 and $3,070,884 as of December 31, 2015 and December 31, 2016, respectively)	14,167,606	33,173,792
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,387,125 and $2,151,133 as of December 31, 2015 and December 31, 2016, respectively)	5,493,728	8,745,868
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,752,812 and $3,819,194 as of December 31, 2015 and December 31, 2016, respectively)	1,768,347	3,828,239
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13,067 and $233,784 as of December 31, 2015 and December 31, 2016, respectively)	15,132	235,717
Total current liabilities	43,758,927	85,129,605
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $187,041 and $77,603 as of December 31, 2015 and December 31, 2016, respectively)	691,922	609,441
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $384,883 and $72,077 as of December 31, 2015 and December 31, 2016, respectively)	384,883	89,970
Total liabilities	$44,835,732	$85,829,016

Commitments and contingencies (Note 23)
Equity:
China Finance Online Co. Limited shareholder's equity:
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	56,856,000	56,973,632
Additional paid-in capital	28,145,846	32,176,992
Accumulated other comprehensive income	8,597,295	4,253,643
Retained deficits	(5,560,770)	(7,239,583)

Total China Finance Online Co. Limited shareholders' equity	88,038,371	86,164,684

Noncontrolling interest	11,191,054	(4,369,874)

Total equity	99,229,425	81,794,810

Total liabilities and equity	$144,065,157	$167,623,826

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2014	2015	2016
Net revenues	$83,695,885	$107,404,766	$83,057,896
Cost of revenues	20,352,729	19,738,737	20,380,258
Gross profit	63,343,156	87,666,029	62,677,638

Operating expenses:
General and administrative (including share-based compensation of $4,533,562, $6,395,451 and $5,240,518 for 2014, 2015 and 2016, respectively)	17,592,119	17,993,787	19,836,498
Product development (including share-based compensation of $113,292, $(217,695) and $129,911 for 2014, 2015 and 2016, respectively)	11,147,873	10,738,730	14,485,444
Sales and marketing (including share-based compensation of $52,099, $(121,723) and $205,448 for 2014, 2015 and 2016, respectively)	43,761,473	46,474,107	50,083,441
Loss from impairment of intangible assets	1,802,125	250,360	1,111,149
Loss from impairment of goodwill	8,149,525	-	6,659,691
Total operating expenses	82,453,115	75,456,984	92,176,223

Government subsidies	659,417	251,828	1,194,775
Income (loss) from operations	(18,450,542)	12,460,873	(28,303,810)
Interest income	4,044,288	2,648,026	1,050,781
Interest expense	(12,311)	(514)	(2,275)
Exchange loss, net	(112,672)	(766,162)	(55,117)
Gain on the interest sold and retained noncontrolling investment	-	9,999,801	20,567,699
Gain from sales of cost method investment	4,337,736	4,648,302	-
Loss from equity method investment	-	(66,970)	(138,124)
Short-term investment income	58,451	216,025	378,603
Other income (expense), net	18,236	(937,431)	(303,332)

Income (loss) before income tax expense	(10,116,814)	28,201,950	(6,805,575)
Income tax expense	(513,914)	(1,384,262)	(4,160,603)

Net income (loss)	$(10,630,728)	$26,817,688	$(10,966,178)

Less: net income (loss) attributable to the noncontrolling interest	(3,462,879)	4,335,272	(9,287,365)
Net income (loss) attributable to China Finance Online Co. Limited	$(7,167,849)	$22,482,416	$(1,678,813)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$(0.07)	$0.20	$(0.01)
Diluted	$(0.07)	$0.18	$(0.01)

Weighted average shares used in calculating net income (loss) per share
Basic	109,385,712	110,997,871	113,213,912
Diluted	109,385,712	125,129,763	113,213,912

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(221,277)	(3,467,043)	(4,343,652)

Other comprehensive loss, net of tax	(221,277)	(3,467,043)	(4,343,652)

Comprehensive income (loss)	(10,852,005)	23,350,645	(15,309,830)

Less: net income (loss) attributable to the noncontrolling interest	(3,462,879)	4,335,272	(9,287,365)

Comprehensive income (loss) attributable to China Finance Online Co. Limited	$(7,389,126)	$19,015,373	$(6,022,465)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

						Total China
						Finance
				Accumulated		Online Co.
			Additional	other	Retained	limited	Non
	Ordinary shares		paid-in	comprehensive	earnings/	shareholders'	controlling	Total
	Shares	Amount	capital	income (loss)	(deficits)	equity	interest	equity
Balance as of January 1, 2014	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897	$14,646,352	$90,417,249

Transfer share premium to share capital (Note)	-	55,718,184	(55,718,184)	-	-	-	-	-
Exercise of share options by employees	1,164,300	654,055	-	-	-	654,055	-	654,055
Restricted shares issued	108,000	14	-	-	-	14	-	14
Share-based compensation	-	-	4,540,257	-	-	4,540,257	158,696	4,698,953
Business restructure	-	-	(8,960,733)	-	-	(8,960,733)	613,915	(8,348,818)
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(1,030,012)	(1,030,012)
Foreign currency translation adjustment	-	-	-	(221,277)	-	(221,277)	-	(221,277)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)	(3,462,879)	(10,630,728)
Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364	$10,926,072	$75,541,436

Issuance of ordinary shares for the plan of share options and restricted shares	4,000,000	520	-	-	-	520	-	520
Exercise of share options by employees	435,000	293,654	-	-	-	293,654	-	293,654
Exercise of share options by nonemployees	1,095,000	175,200	-	-	-	175,200	-	175,200
Restricted shares issued	150,085	20	-	-	-	20	-	20
Share-based compensation	-	-	5,331,748	-	-	5,331,748	724,285	6,056,033
Changes in controlling ownership interest	-	-	(1,393,508)	-	-	(1,393,508)	1,714,464	320,956
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(6,509,680)	(6,509,680)
Foreign currency translation adjustment	-	-		(3,467,043)	-	(3,467,043)	-	(3,467,043)
Paid-in capital from noncontrolling shareholders	-	-	-	-	-	-	641	641
Net income	-	-	-	-	22,482,416	22,482,416	4,335,272	26,817,688
Balance as of December 31, 2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371	$11,191,054	$99,229,425

Exercise of share options by employees	-	117,632	-	-	-	117,632	-	117,632
Share-based compensation	-	-	4,413,811	-	-	4,413,811	1,162,066	5,575,877
Changes in controlling ownership interest	-	-	(382,665)	-	-	(382,665)	171,542	(211,123)
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(10,117,946)	(10,117,946)
Deconsolidation	-	-	-	-	-	-	2,510,775	2,510,775
Foreign currency translation adjustment	-	-		(4,343,652)	-	(4,343,652)	-	(4,343,652)
Net loss	-	-	-	-	(1,678,813)	(1,678,813)	(9,287,365)	(10,966,178)

Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684	$(4,369,874)	$81,794,810

Note:	Under Hong Kong Companies Ordinance (Cap.622), which came into force on March 3, 2014, the concept of authorized share capital no longer exists. In accordance with the said Ordinance, the Company’s shares no longer have a par value. There is no impact on the number of shares in issue or the relevant entitlement of any of the shareholders as a result of this transition. In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the said Ordinance, any amount outstanding to the credit of the share premium has become part of the Company’s share capital.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2014	2015	2016
Operating activities:
Net income (loss)	$(10,630,728)	$26,817,688	$(10,966,178)
Adjustments to reconcile net income (loss) to net cash provided by Operating activities:
Share-based compensation	4,698,953	6,056,033	5,575,877
Depreciation and amortization	1,973,423	1,649,136	2,039,791
Provision of allowance for doubtful accounts	(193,832)	74	(1,026,449)
Loss from equity method investment	-	66,970	138,124
Gain from short-term investments	(58,451)	(216,025)	(378,603)
Deferred taxes	(106,900)	(502,052)	(487,057)
Loss on disposal of property and equipment	194,136	390,296	144,135
Gain from sales of cost method investment	(4,337,736)	(4,648,302)	-
Loss from impairment of intangible assets	1,802,125	250,360	1,111,149
Loss from impairment of goodwill	8,149,525	-	6,659,691
Gain from business restructure	(90,666)	-	-
Gain on the interest sold and retained noncontrolling investment	-	(9,999,801)	(20,567,699)
Changes in assets and liabilities:
Accounts receivable, others	2,371,865	586,009	(2,067,338)
Accounts receivable, margin clients	4,413,011	(2,666,812)	(3,188,904)
Prepaid expenses and other current assets	(1,284,341)	369,290	(1,856,549)
Trust bank balances held on behalf of customers	(1,928,568)	(2,267,808)	(19,148,934)
Restricted cash	(1,560)	5,403	(2,593,901)
Rental deposits	(368,933)	(204,811)	(169,148)
Guarantee deposit funds	865,963	(1,576,128)	(1,049,046)
Amounts due from noncontrolling shareholders	(1,821,928)	2,690,941	(461,810)
Deferred revenue	(1,749,432)	1,794,179	349,113
Account payable	(2,671,121)	(5,182,939)	3,609,213
Accrued expenses and other current liabilities	161,455	2,596,050	1,573,833
Amounts due to customers for the trust bank balance held on their behalf	1,928,568	2,267,808	19,148,934
Income taxes payable	(142,692)	1,541,421	2,269,464
Net cash provided by (used in) operating activities	$1,172,136	$19,816,980	$(21,342,292)
Investing activities:
Purchase of property and equipment	(3,158,042)	(3,350,260)	(4,602,154)
Purchase of intangible asset	(81,378)	-	-
Acquisition of businesses (net of cash acquired of nil, $14,463 and nil for the years ended December 31, 2014, 2015 and 2016, respectively)	(705,180)	14,463	(424,437)
Business restructure (Note 4)	(2,873,988)	(354,284)	-
Proceeds from disposal of affiliates (Note 11)	-	8,463,170	23,836,195
Acquisition of equity method investment	-	(327,263)	-
Proceeds from transfer of equity method investment	-	12,765,427	-
Repayment of loans given to equity method investee	-	9,807,585	-
Proceeds from transfer equity interest to noncontrolling shareholders	-	72,271	-
Advances related to disposal of subsidiaries (Note 16 (ii))	-	5,299,758	(5,299,758)
Purchase of short-term investments	(90,694,201)	(105,354,947)	(326,196,271)
Proceeds from sales of short-term investments	90,764,098	105,562,667	309,564,065
Acquisition of cost method investment	(81,378)	-	(216,232)
Proceeds from sales of cost method investment	2,168,868	7,959,237	-
Proceeds from disposal of fixed assets	63,038	-	19,671
Net cash provided by (used in) investing activities	$(4,598,163)	$40,557,824	$(3,318,921)

Financing activities:
Proceeds from stock options exercised by employees	654,069	294,193	142,618
Proceeds from stock options exercised by nonemployees	-	175,200	-
Proceeds from paid-in capital of noncontrolling shareholders	-	488,155	-
Dividends paid to noncontrolling shareholders	(1,025,788)	(6,549,628)	(9,839,173)
Proceeds from Yinglibao Clients	-	-	31,764,134
Repayment of Yinglibao Clients	-	-	(12,365,167)
Net cash provided by (used in) financing activities	$(371,719)	$(5,592,080)	$9,702,412
Effect of exchange rate changes	$(34,691)	$(1,587,189)	$(4,623,808)

Net (decrease) increase in cash and cash equivalents	(3,832,437)	53,195,535	(19,582,609)
Cash and cash equivalents, beginning of year	36,370,950	32,538,513	85,734,048
Cash and cash equivalents, end of year	$32,538,513	$85,734,048	$66,151,439

Supplemental disclosure of cash flow information
Income taxes paid	$758,006	$682,232	$2,536,254
Interest paid	5,130	514	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the "Group") is a leading web-based financial services company in China.

The company provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China.

In 2015, the Company integrated its web-based trading platform Yinglibao, its internet-based financial platform that integrates cash management solutions and mutual fund distribution, into iTougu which facilitates communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. The Company also continued to diversify its product offerings on the wealth management platform, Yinglibao. The Company also provides our rapidly growing commodities brokerage services (formerly known as precious metals business) in mainland China along with brokerage services in Hong Kong in order to address market demand for alternative investment opportunities. We further diversified our product offering in the commodities brokerage services with the launch of a heavy oil brokerage business in 2015.

In 2016, the Company continue to develop our wealth management business, securities investment advisory business, financial database subscription business, individual research tool subscription business, advertisement business, and securities, commodities as well as futures trading business. In addition, we launched a new business line of online peer-to-peer lending.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of China Finance Online's significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2016 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Zhengyong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Rifa Financial Holdings Limited (“Rifa Financial Holdings”) (Formerly known as “iSTAR Financial Holdings Limited”)	BVI	Jul. 16, 2007	85%	Investment holdings
Rifa Securities Limited (“Rifa Securities”) (Formerly known as “iSTAR International Securities Co. Limited”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Rifa Futures Limited (“Rifa Futures”) (Formerly known as “iSTAR International Futures Co. Limited”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Rifa Credit Limited (“Rifa Credit”) (Formerly known as “iSTAR International Credit Co. Limited”)	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Rifa Wealth Management Co. Limited (“Rifa Wealth Management”)	Hong Kong, PRC	Sep. 13, 2016	85%	Insurance brokerage service

Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”)	Beijing, PRC	Jan. 9, 2009	Nil	P2P lending service
Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”)	Beijing, PRC	Jun. 14, 2012	Nil	N/A
Zhongheng Xintai (Beijing) Asset Management Co., Ltd. (“CFO Zhonghen Xintai”)	Beijing, PRC	Jun. 8, 2016	Nil	N/A

Subsidiaries of variable interest entities:
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Zhengjin Tianjin”)	Tianjin, PRC	Jul. 23, 2013	Nil	Commodities brokerage
Zhengjin (Beijing) Wisdom Petroleum and Chemical Investment Management Co., Ltd. (“CFO Zhengjin Beijing”)	Beijing, PRC	Jan. 13, 2014	Nil	Commodities brokerage
Yinglibao (Beijing) Technology Co., Ltd. (“CFO Yinglibao”)	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Qingdao) Wisdom Trading Co., Ltd. (“CFO Zhengjin Qingdao”)	Qingdao, PRC	Sep. 4, 2014	Nil	Commodities brokerage
Zhengjin (Jiangsu) Precious Metals Co., Ltd. (“CFO Zhengjin Jiangsu”)	Nanjing, PRC	Nov. 19, 2014	Nil	Commodities brokerage
Zhengjin (Fujian) Precious Metals Co., Ltd. (“CFO Zhengjin Fujian”)	Fujian, PRC	Jan. 6, 2013	Nil	Commodities brokerage
Qingdao Zhengjin Zhida Trading Co., Ltd. (“CFO Qingdao Zhida”)	Qingdao, PRC	Dec. 21, 2015	Nil	Commodities brokerage
Tibet Zhisheng Gold Industry Co., Ltd. (“CFO Tibet Zhisheng”)	Tibet, PRC	Mar. 18, 2016	Nil	Commodities brokerage
Qingdao Zhengjin Taiji Trading Co., Ltd. (“CFO Qingdao Taiji”)	Qingdao, PRC	Mar. 23, 2016	Nil	Commodities brokerage
iTougu (Beijing) Network Technology Co., Ltd. (“CFO iTougu”)	Beijing, PRC	Dec. 8, 2014	Nil	Investment advisory service platform
Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”)	Tibet, PRC	Aug. 22, 2015	Nil	N/A
Beijing Zhongjun Sunshine Investment and Management Co., Ltd (“CFO Zhongjun Sunshine”)	Beijing, PRC	Sep. 30, 2013	Nil	Financial service

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company's wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Zhengtong (collectively, the “WFOEs” and each a “WFOE"). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs' activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Group has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Exclusive technology consulting and management service agreement

Pursuant to a series of technology support and service agreements, the WOFEs retain exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WOFEs are entitled to charge the VIEs and their subsidiaries annual service fees. The terms of the strategic consulting services agreement, the technical support services agreement and the operating support services agreement are twenty, ten and ten years, respectively, and these agreements will be automatically renewed on applicable expiration dates, unless the contracting WOFE informs the corresponding VIE its intention to terminate such contract one month prior to the applicable expiration date. Notwithstanding the foregoing, none of the parties has a right to terminate the service contracts. The principal services agreements that the WOFEs have entered into with VIEs include:

●	strategic consulting services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE's income before tax;
●	technical support services agreement, pursuant to which the amount of the fee to be charged is 30% of each VIE's income before tax; and
●	operating support services agreement, pursuant to which the amount of the fee to be charged is 40% of each VIE's income before tax.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2016 were as follows:

VIE name	Contractual arrangement	Date counterpart

CFO Fuhua	May 27, 2004	CFO Beijing
CFO Newrand	October 17, 2008	CFO Zhengyong
CFO Qicheng	November 20, 2009	CFO Chuangying
CFO Chuangying	January 9, 2009	CFO Software
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong
CFO Zhongheng Xintai	June 8, 2016	CFO Glory

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

●	revoke the business and operating licenses of our PRC subsidiaries or VIEs;
●	restrict the rights to collect revenues from any of our PRC subsidiaries;
●	discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or VIEs;
●	require our PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations;
●	take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or
●	impose additional conditions or requirements with which we may not be able to comply.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

	December 31,
	2015	2016
Commodities brokerage business:
Commodities trading right	$966,222	$288,309
Customer relationship	573,312	-
	$1,539,534	$288,309

The VIEs also hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to www.jrj.com and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets were recorded on the Company's consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	December 31,
	2015	2016
Assets

Current assets:
Cash and cash equivalents	$47,788,398	$41,551,367
Restricted cash	-	2,483,557
Accounts receivable – others, net	45,278,278	7,031,380
Short-term investment	-	16,443,831
Others	3,971,332	9,013,619
Total current assets	97,038,008	76,523,754

Property and equipment, net	4,311,095	5,103,126
Acquired intangible assets, net	1,539,534	288,309
Cost method investment	554,392	1,542,454
Equity method investment, net	1,228,269	1,019,009
Rental deposits	989,383	972,252
Guarantee fund deposits	5,850,623	5,760,309
Investment in subsidiaries	43,553,986	39,026,188
Deferred tax assets, non-current	4,982	2,230
Total assets	$155,070,272	$130,237,631
Third-party liabilities:

Current liabilities:
Accrued expenses and other current liabilities	$20,425,274	$38,761,329
Accounts payable	3,387,125	2,151,134
Total current liabilities	23,812,399	40,912,463
Non-current liabilities	571,924	149,679
Total third-party liabilities	$24,384,323	$41,062,142
Inter-company liabilities	$44,591,484	$3,397,736

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Year ended December 31,
	2014	2015	2016

Net revenues	$98,207,958	$136,412,062	$71,559,226
Net income (loss)	$12,305,855	$49,300,399	$(1,815,389)

	Year ended December 31,
	2014	2015	2016

Net cash provided by (used in) operating activities	$3,204,749	$(835,965)	$(8,473,669)
Net cash (used in) provided by investing activities	(5,685,885)	38,523,306	(4,211,878)
Net cash provided by (used in) financing activities	1,430,739	(6,061,473)	9,559,794
Effect of exchange rate changes	$(95,269)	$(1,452,505)	$(3,111,278)

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Restricted cash

Restricted cash is the deposit in bank accounts for providing guarantee to perform the contract obligation related to “Yinglibao”, a mobile-based financial platform that integrates cash management solutions and mutual fund distribution.

Fair value measurement

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurement - continued

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

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investment, cost method investment, equity method investment and accounts payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their fair value due to their short-term maturities.

The Group’s short-term investment includes trading securities, held-to-maturity securities, and available-for-sale securities. See Note 7 and Note 8 for further discussion.

The carrying value of the cost method investment was $554,392 and $1,542,454 as of December 31, 2015 and 2016, which approximate the fair value of the investment based on the valuation performed by the Company. See Note 8 and Note 9 for further discussion.

The carrying value of the equity method investment was $1,228,269 and $1,019,009 as of December 31, 2015 and 2016, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income. See Note 8 and Note 10 for further discussion.

The Group measures certain assets, including intangible assets and goodwill at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of goodwill and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, See Note 8 for further discussion. The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing these purchased intangible assets. The Group does not use derivative instruments to manage risks.

Trust bank balances held on behalf of customers

Trust bank balances held on behalf of customers consist two parts: i) Rifa Securities and Rifa Futures receive fund from customers for purpose of buying or selling securities and futures on behalf of its customers and deposits the fund in its interest-bearing bank account; ii) The funds received by CFO Newrand from customers who purchase mutual funds and other wealth management products which are deposited in a trust bank account.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

License and related trademarks	10-15 years
Completed technology	5 years
Customer relationship	4-5 years

Certain trademarks resulting from the acquisitions of business and certain trading rights bought by the Group are determined to have indefinite lives. If an intangible asset is determined to have an indefinite life, it is not amortized until its useful life is determined to be no longer indefinite.

Guarantee fund deposits

Guarantee fund deposits consist of i) the funds deposited with Hong Kong Exchange and Clearing Limited by Rifa Futures, to guarantee its customers' settlement obligations; ii) the funds deposited with the commodities exchanges as a result of its customers' trading. The Group needs to deposit certain percentage of its customers' trading margins with the commodities exchanges.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were $1,802,125, nil and $491,284 impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2014, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group performed the annual impairment tests on December 31 of each year. Based on the Group's assessment, the Group recorded $8,149,525, nil and $6,659,691goodwill impairment losses during the years ended December 31, 2014, 2015 and 2016, respectively. In addition, the Group recorded nil, $250,360 and $619,865 impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2014, 2015 and 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Years ended December 31,
	2015	2016

Commodities trading gains	$53,776,323	$44,841,125
Commission income	22,913,704	13,283,933
Carrying charges	3,012,627	1,851,659
	$79,702,654	$59,976,717

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition- continued

Hong Kong Brokerage services

The Group also derives commission from its brokerage services provided by the subsidiaries, Rifa Securities and Rifa Futures which buy or sell securities and future contracts on their customers' behalf. The Group acts as an agent with their customers for these transactions. The commission income is recognized on a trade date basis as transactions occur.

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

The Group also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers interests for facilitating loan transactions, and the revenues are recognized upon completion of the services.

Advertising revenue

The Group derives its advertising fees from advertising sales on their website for a fixed period of time, generally less than one year. Revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2014, 2015, and 2016, business taxes and related surcharges totaled $1,425,835, $1,663,869 and $678,594, respectively.

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

Subscription-based revenue includes the benefit of the rebate of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2014, 2015 and 2016, the Group recognized $425,908, $328,817 and $271,885, respectively, in VAT refunds.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $19,726,992, $79,461,280 and $46,295,841 at December 31, 2014, 2015 and 2016 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $7,505,506, $4,908,593 and $5,192,126 for the years ended December 31, 2014, 2015 and 2016, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission rebates of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $11,546,126, $5,049,661 and $8,903,424 for the years ended December 31, 2014, 2015 and 2016.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2015		2016
	Amount	%	Amount		%

A	$4,245,971	25.9	$	*	*
B	*	*		$4,010,897	18.3

*	Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group's revenues during 2014, 2015, or 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements - continued

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-09 on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 Revenues from Contracts with Customers (Topic 606). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In August 2015, the FASB deferred the effective date of this standard by one year, which will be for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company has begun its process of assessing the impact of the guidance. To date the Company's assessment efforts include the identification of various revenue streams within the scope of the guidance and the evaluation of certain revenue contracts with residents. The Company continues to evaluate the standard (and related clarifying guidance issued by the FASB) and the allowable methods of adoption. ASU 2014-09 may be applied retrospectively to each prior period (full retrospective) or retrospectively with the cumulative effect recognized as of the date of initial application (modified retrospective). The Company is currently evaluating the potential impact of adopting this new accounting standard.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

3.	ACQUISITIONS

Acquisition of Rifa Wealth Management

On September 13, 2016, Rifa Finance Limited ("Rifa Finance", formerly known as iSTAR Finance limited), a BVI company of the Company, acquired 100% of equity interest of Rifa Wealth Management Limited ("Rifa Wealth Management", formerly named as Financial Solutions Wealth Management Limited), which is an insurance broker registered with the Professional Insurance Brokers Association ("PIBA") in Hong Kong and is engaged in provision of insurance brokerage. The Company expects to develop the insurance brokerage business in the future. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to the insurance brokerage business. The net revenue and net loss of Rifa Wealth Management in the amount of $5,305 and $(34,388), respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2016.

		Useful life
Purchase price allocation:
Cash and cash equivalents	$11,170
Prepaid expenses and current assets	5,499
Accounts receivable	1,062
Property and equipment, net	219
Rental deposit	5,130
Acquired intangible assets:
PIBA license	112,144	10 years
Total assets acquired	135,224

Accrued expenses and other current liabilities	(135)
Accounts payable	(2,627)
Deferred tax liabilities, non-current	(18,504)
Total net assets	113,958
Goodwill	108,831
Total purchase price	$222,789

There were no pro forma results of operations presented since Rifa Wealth Management was incorporated in Hong Kong on March 12, 2015 and has a limited substantial operating history.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

3.	ACQUISITIONS - continued

Acquisition 30% of Beijing Zhongjun Sunshine Investment Management Co., Ltd. ("CFO Zhongjun Yangguang")

In the Second quarter of 2016, Beijing Huizhi Wealth Management Co., Ltd. ("CFO Huizhi"), an affiliate of the Company, acquired 30% of equity interest of CFO Zhongjun Sunshine), which was previously held 70% of equity interest by CFO Huizhi. Total cash consideration was $201,816.

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

If comparative financial statements are presented, the pro forma results as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period The pro forma results are prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted, nor is it indicative of future operating results. There were no pro forma results presented during the years ended December 31, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

5.	ACCOUNTS RECEIVABLE

	December 31,
	2015	2016

Accounts receivable-margin clients	$4,367,417	$7,556,557
Less: Allowance for doubtful accounts	-	-
Accounts receivable- margin clients, net	$4,367,417	$7,556,557
Accounts receivable-others	12,048,306	14,414,318
Less: Allowance for doubtful accounts	(40,592)	(3,371)
Accounts receivable-others, net	$12,007,714	$14,410,947

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in Rifa Securities, which is pledged by the customer's purchased securities.

Accounts receivable-others represent the receivables derived in commodities brokerage business and other ordinary business without any collateral or other security from its customers.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2015	2016

Prepayment of advertising fees	$209,778	$492,672
Advertising deposit	196,290	172,985
Advances to suppliers	1,272,519	701,033
VAT refund receivable	68,429	174,542
Interest receivable (i)	65	237,013
Prepayment of office rental	170,536	524,805
Advances to Yinglibao	-	582,440
Advances to employees	331,095	747,000
Amounts due from equity method investee	212,904	-
Advances to consulting service fees	-	171,052
Insurance receivable (Note 23)	-	3,000,000
Consideration receivable	-	166,907
Other current assets	1,027,031	1,270,593
	$3,488,647	$8,241,042

(i)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. Interest receivable derived from the held-to-maturity securities purchased by the Group. Due to the compliance requirement and our strategy, the Group will terminate the purchase of Qiribao starting on April 10, 2017, and all the held-to-maturity securities will be redeemed by the end of June 30, 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

7.	SHORT-TERM INVESTMENTS

As of December 2016, the Group's short-term investment consisted of held-to-maturity securities and available-for-sale securities with maturities of one year or less.

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2015 and 2016, the Group did not hold any trading securities. For the year ended December 31, 2014, 2015 and 2016, the Group recognized a loss from the trading securities of $47,941, $18,396 and $549,538 as short-term investment income in the consolidated statement of comprehensive income, respectively.

The Group measured the held-to-maturity securities at amortized cost basis, which the Group believes a Level 2 valuation. The amount at which an investment is acquired, adjusted for accretion, amortization, collection of cash, etc. As of December 31, 2016, the Group's held-to-maturity securities consisted of trust fund and financial product issued by some third party financial service companies carried at amortized cost of $14,837,949. The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. The Group recognized a net gain from the held-to-maturity securities of $57,941 in the consolidated statement of comprehensive income for the year ended December 31, 2016. Due to the compliance requirement and our strategy, the Group will terminate the purchase of Qiribao starting on April 10, 2017, and all the held-to-maturity securities will be redeemed by the end of June 30, 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

7.	SHORT-TERM INVESTMENTS - continued

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2015 and 2016, respectively:

	December 31,
	2015	2016

Beginning balance	$-	$-
Purchases	105,334,483	192,785,066
Redemption	(105,560,595)	(192,022,189)
Realized gain	234,421	870,200
Exchange difference	(8,309)	(27,195)
Ending balance	$-	$1,605,882

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2015 and 2016, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2016
				Exchange
	Proceeds	Costs	Gains	difference

Available-for-sale securities	$(192,022,189)	$192,785,066	$870,200	$(27,195)
Total	$(192,022,189)	$192,785,066	$870,200	$(27,195)

	Year ended December 31, 2015
				Exchange
	Proceeds	Costs	Gains	difference

Available-for-sale securities	$105,560,595	$105,334,483	$234,421	$(8,309)
Total	$105,560,595	$105,334,483	$234,421	$(8,309)

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 8.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

8.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group's available-for-sale securities as measured as disclosed are determined based on the discounted cash flow method. The following table summarizes the Group’s financial assets measured or disclosed at fair value on a recurring basis.

		Fair value disclosure or measurement at
		December 31, 2016 using
	Fair value at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents	$66,151,439	$66,151,439	-	-
Short-term investments:
Held-to-maturity securities	14,837,949	-	14,837,949	-
Fair value measurement
Short-term investments:
Available-for-sale securities	1,605,882	-	1,605,882	-
Total assets measured at fair value	$1,605,882	-	$1,605,882	-

		Fair value disclosure or measurement at
		December 31, 2015 using
	Fair value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents	$85,734,048	$85,734,048	-	-
Fair value measurement
Total assets measured at fair value	-	-	-	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

8.	FAIR VALUE MEASUREMENT - continued

Fair value disclosed or measured on a recurring basis - continued

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2015 and 2016, respectively:

	December 31,
	2015	2016

Beginning balance	$-	$-
Purchases	105,334,483	192,785,066
Redemption	(105,560,595)	(192,022,189)
Realized gain	234,421	870,200
Exchange difference	(8,309)	(27,195)
Ending balance	$-	$1,605,882

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

	Fair value at December 31, 2015	Total losses in the year ended December 31, 2015	Fair value at December 31, 2016	Total losses in the year ended December 31, 2016
Non-Recurring
Goodwill	6,699,620	-	108,871	(6,659,691)
Intangible Assets	1,539,534	(250,360)	396,753	(1,111,149)

As of December 31, 2015 and 2016, certain goodwill (Note 14) and intangible assets (Note 13) were written off from their carrying value to fair value, which was measured using significant unobservable inputs (Level 3), with impairment loss incurred and recorded in the in the consolidated statement of comprehensive income for the year ended December 31, 2015 and 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

9.	COST METHOD INVESTMENT

In 2014, the Group made a cost method investment of $81,064. Furthermore, the Group sold its equity interests in Ocean Butterflies Holdings Inc. to a third party, which was fully impaired as of December 31, 2011. Gains from the sale of cost method investment recognized in the consolidated statement of comprehensive income for the year ended December 31, 2014 was $4,337,736, of which $2,168,868 was remained receivable as of December 31, 2014. In April, 2015, the Group collected $2,168,868, the remaining consideration related to the sale of Ocean Butterflies Holdings Inc.

In May 2015, the Group sold a cost method investment to third parties, which was acquired during 2012 and 2013, and recognized a gain from the sale of cost method investment of $4,648,302 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In December 2015, the Group entered a series of arrangements to dispose its 90% equity interests in CFO Securities Consulting with third parties. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized in the consolidated balance sheets. (Note 11)

In April 2016, the Group completed the disposal of its 90% equity interests in Shanghai Meining Computer Software Co., Ltd (''CFO Meining'') to third parties, based on the arrangements signed in December 2015. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $807,265 was recognized in the consolidated balance sheets. (Note 11)

In December 2016, the Group made a cost method investment of $216,232.

As a result, the carrying balance of cost method investment was $554,392 and $1,542,454 as of December 31, 2015 and 2016, respectively.

The following table presents changes in cost method investment for the twelve-month period ended December 31, 2015 and 2016, respectively:

	December 31,
	2015	2016

Beginning balance	$1,217,617	$554,392
Acquisitions	-	216,232
Consideration of disposal	(5,790,369)	-
Gain from sale of cost method investment	4,648,302	-
Fair value adjustment of retained noncontrolling investment	477,393	807,265
Exchange difference	1,449	(35,435)
Ending balance	$554,392	$1,542,454

These investments are recorded as cost method investments, as the Group did not have a significant influence to the investee. There was no impairment of the Group's cost method investment for the year ended December 31, 2015 and 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

10.	EQUITY METHOD INVESTMENT

In June 2015, the Group paid $307,996 to acquire 20% of an investee's the equity interest. In December 2015, the Group entered a contractual arrangement with a third party to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. ("CFO Aishang"), which was previously owned 55% equity interests by the Group. The remaining 40% equity interests in CFO Aishang was recorded as equity method investment at the disposal date, as the Group lost control over CFO Aishang. The fair value of the retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets, based on the valuation performed by a third party. (Note 11)

The Group recognized a loss from equity method investment of $66,970 and $138,124 in the consolidated statement of comprehensive income for the year ended December 31, 2015 and 2016, respectively. The carrying balance of equity method investment was $1,228,269 and $1,019,009 as of December 31, 2015 and 2016, respectively.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2015 and 2016, respectively:

	December 31,
	2015	2016

Beginning balance	$-	$1,228,269
Acquisitions	307,996	-
Equity method investment losses	(66,970)	(138,124)
Fair value adjustment of retained noncontrolling investment	985,586	-
Exchange difference	1,657	(71,136)
Ending balance	$1,228,269	$1,019,009

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

11.	DECONSOLIDATION

In December, 2015, the Group entered a series of arrangements to dispose its 100% equity interests in Zhongcheng Futong Co., Ltd. ("CFO Zhongcheng") who hold 90% equity interests in CFO Securities Consulting with third parties. Pursuant to the arrangements, the cash consideration was $9,322,850. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized as a cost method investment in the consolidated balance sheets (Note 9), as the Group did not have any significant influence over CFO Securities Consulting. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $9,161,948 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In April 2016, the Group completed the disposal of its 100% equity interests in Shanghai Fenxin Information Technology Co., Ltd. ("CFO Fenxin") who hold 90% equity interests in CFO Meining to third parties, based on the aforementioned a series of arrangements. Pursuant to the arrangements, the cash consideration was $21,675,518 and completely received in 2016. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $807,265 was recognized as a cost method investment in the consolidated balance sheets (Note 9), as the Group did not have any significant influence over CFO Meining. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $22,445,303 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

In December, 2015, the Company entered a contractual arrangement with third parties to transfer its 15% equity interests in CFO Aishang, which was previously owned 55% equity interests by the Group. Pursuant to the arrangements, the cash consideration was $3,861. With the assistance of a third party appraiser, the fair value of the 40% retained noncontrolling investment of $985,586 was recognized as an equity method investment in the consolidated balance sheets (Note 10). The Group recorded a gain on the interest sold and the retained noncontrolling investment of $837,853 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In the second quarter of 2016, the Company fully disposed Henghui (Tianjin) Precious Metals Investment Co., Ltd. ("CFO Henghui") and Shanghai Yongfu Enterprises Management Consulting Co., Ltd. ("CFO Yongfu") to third parties, respectively. Both entities were previously owned 57.07% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $710,659 and $3,800, respectively, and all the consideration was received in 2016. The Group recorded a loss on the interest sold and the retained noncontrolling investment of $3,921,387 and $202,363 in the consolidated statement of comprehensive income for the year ended December 31, 2016, respectively.

Furthermore, the Company deregistered two insignificant affiliates in the second quarter of 2016, which were both previously owned 70.25% equity interest by the Group. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $319 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

In September, 2016, the Company fully disposed iSTAR International Wealth Management Co., Ltd. ("iSTAR Wealth Management"), which was previously owned 85% equity interests by the Company to a third party of Tianfeng Securities Co., Ltd.. Pursuant to the arrangement, the total cash consideration was $3,002,628, of which $2,835,782 was received in 2016. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $2,245,827 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

The gain on the interest sold and the retained noncontrolling investment was calculated as the difference between the aggregate of (i) the fair value of the consideration transferred, (ii) the fair value of any retained noncontrolling investment in the former affiliated company on the date the affiliated company was deconsolidated, if any, (iii) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the noncontrolling interests) on the date the subsidiary is deconsolidated, and (iv) the carrying amount of any noncontrolling interest in the former affiliated company on the date the affiliated company was deconsolidated, if applicable; and the carrying amount of the former affiliated company's net assets.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

12.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2015	2016

Technology infrastructure	$10,638,276	$10,344,659
Computer equipment	2,163,506	2,123,332
Furniture, fixtures and equipment	3,800,591	3,799,154
Motor vehicle	875,729	1,040,999
Leasehold improvements	4,931,813	4,751,864
	22,409,915	22,060,008
Less: accumulated depreciation	(16,620,381)	(14,661,875)
	$5,789,534	$7,398,133

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 were $1,524,655, $1,364,048 and $1,922,818, respectively.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

13.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2015 and 2016 were as follows:

	December, 31
	2015				2016
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Intangible assets not subject to amortization:
Commodities trading right	$1,216,582	-	$(250,360)	$966,222	$908,174	-	$(619,865)	$288,309

Intangible assets subject to amortization:
Customer relationship	1,184,243	(610,931)	-	573,312	1,108,548	(617,264)	(491,284)	-
PIBA license	-	-	-	-	112,183	(3,739)	-	108,444
	$2,400,825	$(610,931)	$(250,360)	$1,539,534	$2,128,905	$(621,003)	$(1,111,149)	$396,753

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were $448,768, $285,088 and $116,973, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $11,214, $11,214, $112,214, $11,214 and $63,566 for 2017, 2018, 2019, 2020, 2021 and thereafter, respectively.

For the year ended December 31, 2014, the Group recorded an impairment loss on its intangible assets in the amount of $1,802,125 associated with the acquired completed technology and securities consulting license and related trademarks due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. During 2014, the Group disposed its intangible assets in the amount of $3,149,842 associated with the acquired commodities trading right and securities consulting license and the related trademarks due to the business restructure. For the year ended December 31, 2015, the Group recorded an impairment loss of $250,360 related to commodities trading right. During 2016, the Group recorded an impairment loss on its intangible assets in the amount of $1,111,149 associated with the acquired commodities trading right and customer relationships due to management's estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

14.	GOODWILL

Changes in goodwill for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Commodities brokerage	Investment advisory services	Institution subscription services	Hong Kong brokerage services	Total

Balance as of January 1, 2014	$7,115,479	$8,182,468	$1,676,490	$-	$16,974,437

Impairment of CFO East Win	-	(3,112,365)	-	-	(3,112,365)
Impairment of Champion Connection's business	-	(4,867,660)	-	-	(4,867,660)
Disposal of Champion Connection's business (Note 4)	-	-	(1,676,490)	-	(1,676,490)
Impairment of CFO Netinfo	-	(169,500)	-	-	(169,500)
Exchange difference	(25,699)	(32,943)	-	-	(58,642)
Balance as of December 31, 2014	$7,089,780	$-	$-	-	$7,089,780
Acquisition of CFO Guiwo (Note 3)	19,906	-	-	-	19,906
Exchange difference	(410,066)	-	-	-	(410,066)
Balance as of December 31, 2015	$6,699,620	$-	$-	-	$6,699,620
Acquisition of Rifa Wealth Management (Note 3)	-	-	-	108,831	108,831
Impairment of CFO Guiwo	(17,873)	-	-	-	(17,873)
Impairment of CFO Henghui	(6,641,818)	-	-	-	(6,641,818)
Exchange difference	(39,929)	-	-	40	(39,889)
Balance as of December 31, 2016	$-	$-	$-	$108,871	$108,871

In the second quarter of 2014, the Group was expected to suffer reduced cash flow in its investment advisory reporting unit. With the assistance of a third party appraiser, the Group recognized an impairment loss of $8,149,525 related to the investment advisory services reporting unit. On June 1, 2014, the Group disposed all of goodwill related to the institutional reporting unit of $1,676,490 as a result of the business restructure (Note 4). The Group also performed a goodwill impairment test related to commodities trading business as of December 31, 2014 and no impairment loss was recorded.

The goodwill related to the acquisition of CFO Guiwo was allocated to commodities brokerage reporting unit, which was acquired in the second quarter of 2015. The Group performed a goodwill impairment test as of December 31, 2015 and no impairment loss was recorded.

In 2016, the Group concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected lower than that of prior years based on that assessment. The Group recognized an impairment loss of $6,659,691 related to the commodities brokerage reporting unit for the year ended December 31, 2016.

The goodwill related to the acquisition of Rifa Wealth Management was allocated to HongKong brokerage services reporting unit, which was acquired on September 13, 2016. The Company expects to develop the insurance brokerage business in the future and believes there was no goodwill impairment related to the insurance brokerage services reporting unit.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

15.	ACCOUNTS PAYABLE

Accounts payable consist of:

	December 31,
	2015	2016

Amount due to customers of Hong Kong brokerage business	$2,388,638	$6,591,131
Amount due to sales agents	1,722,827	1,659,702
Amount due to noncontrolling shareholders	910,864	400,389
Others	471,399	94,646
	$5,493,728	$8,745,868

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2015	2016

Accrued bonus	$4,825,633	$5,217,065
Accrued professional service fees	416,676	592,797
Withholding individual income tax-option exercise	61,683	36,696
Value added taxes and other taxes payable	2,219,300	123,264
Accrued raw data cost	1,285,418	380,237
Accrued bandwidth cost	38,527	27,587
Accrued welfare benefits	61,594	56,887
Deposit payable (i)	153,998	2,374,144
Amount due to related to disposal of subsidiaries (ii)	5,081,927	-
Interest payable (iii)	-	265,692
Amount due to Yinglibao	-	865,036
Amount due to Yinglibao clients (iv)	-	18,573,735
Accrued sales service fees	578,910	114,055
Others	931,759	992,754
	$15,655,425	$29,619,949

(i)	Deposit payable is the deposit in bank accounts for providing guarantee to perform the contract obligation related to "Yinglibao", an internet-based financial platform that integrates cash management solutions and mutual fund distribution.

(ii)	On March 30, 2015, the Group signed a sale & purchase agreement with a third party, to transfer the 100% ordinary shares of Rifa Futures and iSTAR Wealth Management (the "Transaction"). In April 2015, the Group collected partial consideration of approximately $5.1 million. Due to the Transaction was not completed as of December 31, 2015, the agreement was expired automatically. The Group refunded the $5.1 million and entered into a new agreement in April 2016.

(iii)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. Interest payable represented the interest expense that has been incurred but has not been paid to the Qiribao investors as of the date of the balance sheet. Due to the compliance requirement and our strategy, the Group will terminate the purchase of Qiribao starting on April 10, 2017, and all the held-to-maturity securities will be redeemed by the end of June 30, 2017.

(iv)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. The Group recognized the funds committed by the investors through the Yinglibao platform of $18,573,735 in the consolidated balance sheet at December 31, 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2016, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $4,698,953, $6,056,033 and $5,575,877 for 2014, 2015, and 2016, respectively.

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2014		2015		2016
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	24,505,348	$0.54	21,326,160	$0.57	17,332,760	$0.55
Exercised	(1,164,300)	0.54	(2,205,600)	0.22	(417,900)	0.25
Forfeited	(2,014,888)	0.27	(1,787,800)	1.18	(734,600)	1.08
Outstanding at end of year	21,326,160	$0.57	17,332,760	$0.55	16,180,260	$0.53
Shares exercisable at end of year	14,070,240	$0.73	14,513,528	$0.61	16,180,260	$0.53

The following table summarizes information with respect to stock options outstanding at December 31, 2016:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2016	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2016

$0.96	2,268,000				2,268,000
$1.318	53,600				53,600
$1.26	413,360				413,360
$1.648	10,000				10,000
$1.426	2,058,000				2,058,000
$1.43	50,000				50,000
$0.25	11,327,300				11,327,300
	16,180,260	5.05 years	$0.53	$5,369,140	16,180,260	$0.53	$5,369,140

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $647,701, $1,881,129, and $198,084, respectively. The total fair value of shares vested during the year ended December 31, 2014, 2015 and 2016 were $3,080,628, $2,067,037 and $1,500,901, respectively.

The Company recognized share-based compensation expenses of $2,664,317, $546,465 and $51,593 for stock option in the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, all share-based compensation expenses relating to the stock options under the 2004 Plan were recognized.

Restricted shares to employees

On January 2, 2014, the Company granted remaining 1,100,240 ordinary shares, which were in the form of restricted shares, to employees under 2004 Plan. The vesting of the restricted shares is subject to rendering service to the Company for three years. Based on the Company's requisite service period stated in the 2004 Plan, all the granted restricted shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2016. The fair value of restricted shares is $1.106, which equal to the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $762,568, $324,496 and $129,801 for the years ended December 31, 2014, 2015 and 2016. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2004 Plan were recognized.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

As of December 31, 2015, the granted shares were activated and vested based on the Group's achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company's shares at the date of grant. The Company recognized share-based compensation expenses of $1,476,000 and $984,000 for the years ended December 31, 2015 and 2016, respectively. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2007 Plan were recognized.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

2010 Equity incentive plan of Rifa Financial Holdings

In November 2010, Rifa Financial Holdings, a subsidiary of the Company, implemented the "2010 equity incentive plan" (the "2010 Plan") under which the Company transferred 1,500 nonvested shares which representing 15% of total Rifa Financial Holdings' equity interest to its management group as a share incentive. If the grantees left the Company before the third anniversary of the grant date when the nonvested shares become vested, they should transfer the shares to the Company at no consideration. Therefore, the total share based compensation expenses are recognized ratably over the three years of vesting period. In addition, as the grantees are entitled to all the shareholder's rights, including the dividend rights since the date of grant, the 15% share of the earnings of Rifa Financial Holdings is recognized as noncontrolling interest on the Company's consolidated financial statements since November 1, 2010, the date of grant.

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $495,848 share based compensation cost in 2013. As of December 31, 2013, all compensation cost relating to nonvested shares was recognized.

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the "2014 Plan") which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 11,000,000 as of December 31, 2016. As of December 31, 2016, 4,332,100 shares were available for future grant of awards.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

2014 Stock incentive plan – continued

Options to employees

During 2014 and 2015, the Company granted totaling 1,930,000 and 120,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2014		2015

Weighted average risk free rate of return	1.39% - 1.62%		1.32%
Weighted average expected option life	6.82 - 6.87 years		6.86 years
Expected volatility rate	77.74% - 79.37	`%	77.81%
Dividend yield	-		-

(1)	Expected volatility

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2014		2015		2016
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	-	$-	1,860,000	$0.89	1,235,000	$0.88
Granted	1,960,000	0.90	120,000	0.87	-	-
Exercised	-	-	(3,600)	0.92	(14,800)	0.89
Forfeited	(100,000)	0.88	(741,400)	0.89	(115,200)	0.90
Outstanding at end of year	1,860,000	$0.89	1,235,000	$0.88	1,105,000	$0.87
Shares exercisable at end of year	-	-	480,200	$0.89	805,400	$0.88

The following table summarizes information with respect to stock options outstanding at December 31, 2016:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2016	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2016

$0.878	915,000				695,400
$0.92	70,000				47,600
$1.032	-				-
$1.038	-				-
$0.87	120,000				62,400

	1,105,000	7.69 years	$0.87	-	805,400	$0.88	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

2014 Stock incentive plan – continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2014 and 2015 was $0.63 and $0.61, respectively. The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was nil, $1,159 and nil, respectively. The total fair value of shares vested during the year ended December 31, 2014, 2015 and was nil, $496,560 and $260,944, respectively.

The Company recognized share-based compensation expenses of $148,451, $(187,485) and $174,672 for stock option under 2014 Plan in the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, there were $82,524 unrecognized share-based compensation expenses relating to the stock options under 2014 Plan, which are expected to be recognized over a weighted average period of two year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company's requisite service period stated in the 2014 Plan, all the 1,780,000 shares were vested, of which 200,885 shares were issued as of December 31, 2016. The fair value of restricted shares was $0.878, which was the fair market value of the Company's shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards shall become activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the "Vesting Term"), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company's shares at the date of grant. As of December 31, 2016, 2,414,500 granted shares were activated, of which 869,220 shares were vested based on the participant's achievement of performance target and the Company's requisite service period stated. Furthermore, there was no share was issued as of December 31, 2016.

On November 8, 2016, the Company granted 200,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years.

The Company recognized share-based compensation expenses of $310,888, $898,903 and $1,091,923 relating to the restricted shares granted to employees in 2014, 2015 and 2016, respectively. As of December 31, 2016, there were $1,204,685 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 1.4 year.

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These options vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. The Company recognized share-based compensation expenses of $245,958, $754,354 and $(49,055) relating to the restricted shares granted to non-employees in 2014, 2015 and 2016, respectively. As of December 31, 2016, there were $2,343 unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees, which are expected to be recognized over a weighted average period of half year.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

17.	STOCK OPTIONS AND NONVESTED SHARES - continued

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

On May 31, 2016, Fortune Zhengjin entered into another arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 5.35% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $2,460,213, which equal to the fair value of Fortune Zhengjin's 5.35% net assets at the effective date of the agreement.

The Company recognized share-based compensation expenses of $6,584 and $560,187 in 2014 relating to CFO Shangtong, Fortune Zhengjin, respectively. There were $10,200, $1,965,535 and $267,565 share-based compensation expenses recorded in 2015 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $5,541, $2,787,475 and $399,927 share-based compensation expenses recorded in 2016 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2016, there were $3,227 and $3,703,164 and $400,693 unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 3.5 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

18.	INCOME TAXES

Hong Kong

China Finance Online, Rifa Securities, Rifa Futures, Rifa Credit, Rifa Wealth Management and other nine subsidiaries were established in Hong Kong. These companies were subject to Hong Kong profit tax at 16.5%. In addition, companies who incorporated outside of Hong Kong and carried on a trade, profession or business in Hong Kong were also subject to Hong Kong profit tax in respect of their profits arising in or derived from Hong Kong.

British Virgin Islands

Companies that were incorporated in the BVI are not subject to taxation in their country of incorporation. Subsidiaries incorporated in the BVI include Rifa Financial Holdings and other eleven subsidiaries.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

18.	INCOME TAXES - continued

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2016 is as follows:

PRC entities	Chinese EIT rate	Qualification for preferential tax rate
CFO Qicheng	Preferential tax rate of 12.5% in 2013 and 2014.	Software Enterprises
CFO Shenzhen Shangtong	Preferential tax rate of 12.5% in 2013 and 2014.	Software Enterprises
CFO Meining (deconsolidated in 2016)	Preferential tax rate of 15% from 2013 to 2015.	HNTE
CFO Genius	Preferential tax rate of 15% from 2014 to 2015.	HNTE
CFO Fuhua	Preferential tax rate of 12.5% in 2016 and 2018.	HNTE
CFO Tibet	Preferential tax rate of 9% from 2015 to 2017 and 15% thereafter	Preferential tax rate for enterprises in Tibet, China
CFO Tibet Zhisheng	Preferential tax rate of 9% from 2017 and thereafter	Preferential tax rate for enterprises in Tibet, China

Under the EIT Law, the HNTE status is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the HNTE status. CFO Meining obtained its HNTE status in 2008 and obtained the renewal successfully in 2011 and 2014. In 2012, CFO Genius also obtained the HNTE status and successfully renewed it in 2015. In 2016, CFO Fuhua obtained the HNTE status and enjoyed the preferential tax rate of 15% from 2016 to 2018.

In 2013 and 2014, CFO Chongzhi and CFO Shangtong filed their EIT by adopting the "deemed-profit method". In 2014, Shanghai Yongfu Enterprises Management Consulting Co., Ltd. adopted this method. In 2015, Zhengjin (Jiangsu) Precious Metals Co., Ltd. also adopted this method .In 2016, CFO Qingdao Zhida and our other four affiliates adopted this method. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

18.	INCOME TAXES - continued

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

Aggregate deficits of the Company's subsidiaries located in the PRC were approximately $17.7 million at December 31, 2016. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that is available for distribution to the Company of approximately $38.3 million at December 31, 2016. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax expense was as follows:

	December 31,
	2014	2015	2016

Current	$(558,696)	$(2,071,154)	$(4,723,267)
Deferred	44,782	686,892	562,664
Total	$(513,914)	$(1,384,262)	$(4,160,603)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

18.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2015	2016
Current deferred tax assets:
Deferred revenue - current	$445,314	$934,210
Accrued expenses and other liabilities	612,161	465,538
Net operating loss carrying forwards	4,718,396	5,752,794
	5,775,871	7,152,542
Less: valuation allowance	(4,806,407)	(5,782,750)
Total current deferred tax assets	969,464	1,369,792

Non-current deferred tax assets:
Deferred revenue - non-current	$121,133	$114,977
Net operating loss carrying forwards	10,984,475	8,633,421
	11,105,608	8,748,398
Less: valuation allowance	(11,085,358)	(8,715,747)
Total non-current deferred tax assets	$20,250	$32,651

Current deferred tax liabilities:
Account receivable and other assets	(15,132)	(235,717)

Total current deferred tax liabilities	$(15,132)	$(235,717)

Non-current deferred tax liabilities:
Intangible assets	(384,883)	(89,970)

Total non-current deferred tax liabilities	$(384,883)	$(89,970)

A valuation allowance of $15,891,765 and $14,498,497 was established as of December 31, 2015 and 2016, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2016, operating loss carry forwards includes approximately $45.0 million which will expire by 2021, and $21.7 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

18.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2014	2015	2016

Income (loss) before tax	$(10,116,814)	$28,201,950	$(6,805,575)
Income tax (benefits) expenses calculated at 25%	(2,529,204)	7,050,488	(1,701,394)
Effect of tax holiday	(4,125,912)	(8,139,429)	(4,431,103)
Effect of income tax rate difference in other jurisdictions	1,789,762	645,873	236,759
Non-deductible expenses	1,425,655	2,559,649	3,645,741
Non-taxable income	(549,315)	(893,950)	(113,170)
Change in valuation allowance	4,502,928	161,631	6,523,770
Income tax expense	$513,914	$1,384,262	$4,160,603

During the years ended December 31, 2014, 2015 and 2016, if the Company's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $20,851, $1,102,399 and $209,418, respectively. The impact of the tax holidays on basic net loss per ordinary share was an increase of $0.00 and $0.00 for the year ended December 31, 2014 and 2016, respectively, and net income per ordinary share was decrease of $0.01, for the years ended December 31, 2015.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2016.

In accordance with relevant PRC tax administration laws, tax years from 2011 to 2016 of the Group's PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2016, at the tax authority's discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

19.	AMERICAN DEPOSITARY SHARES ("ADS") PLAN

In September 2015, the Group issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2016, 2,615,215 shares were available for future exercise of options and vesting of granted shares.

20.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2014	2015	2016

Net income (loss) attributable to China Finance Online Co. Limited	$(7,167,849)	$22,482,416	$(1,678,813)

Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	109,385,712	110,997,871	113,213,912

Plus: Incremental shares from assumed conversions of stock options, restricted shares and nonvested shares	-	14,131,892	-
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	109,385,712	125,129,763	113,213,912

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$(0.07)	$0.20	$(0.01)
- diluted	$(0.07)	$0.18	$(0.01)

For the year ended December 31, 2014, 23,186,160 options, 4,030,240 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position. For the year ended December 31, 2016, 8,498,868 options, 2,843,252 restricted shares and 3,000,000 nonvested shares, were anti- dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $3,685,654, $4,353,944 and $5,255,982 for the years ended December 31, 2014, 2015 and 2016, respectively.

22.	NONCONTROLLING INTERESTS

	Commodities brokerage Services	Investment Advisory services	Institution Subscription services	Rifa Financial Holdings Brokerage services	Other	Total

Balance as of January 1, 2014	$11,970,580	$2,906,331	$(194,944)	$(35,615)	-	$14,646,352

Business restructure	(2,569,160)	2,384,519	786,355	-	12,201	613,915
Dividends paid to noncontrolling shareholders	(1,030,012)	-	-	-	-	(1,030,012)
Share-based compensation (Note17)	158,696	-	-	-	-	158,696
Net income (loss)	2,463,956	(5,290,850)	(591,411)	3,936	(48,510)	(3,462,879)

Balance as of December 31, 2014	$10,994,060	$-	$-	$(31,679)	$(36,309)	$10,926,072

Dividends paid to noncontrolling shareholders	(6,509,680)	-	-	-	-	(6,509,680)
Changes in controlling ownership interest	1,393,508	-	-	-	320,956	1,714,464
Paid-in capital from noncontrolling shareholders	641	-	-	-	-	641
Share-based compensation (Note17)	724,285	-	-	-	-	724,285
Net income (loss)	4,815,506	-	-	(195,587)	(284,647)	4,335,272

Balance as of December 31, 2015	$11,418,320	$-	$-	$(227,266)	-	$11,191,054

Dividends paid to noncontrolling shareholders	(10,117,946)	-	-	-	-	(10,117,946)
Changes in controlling ownership interest	171,542	-	-	-	-	171,542
Deconsolidation	2,404,822	-	-	105,953	-	2,510,775
Share-based compensation (Note17)	1,162,066	-	-	-	-	1,162,066
Net income (loss)	(9,563,735)	-	-	276,370	-	(9,287,365)

Balance as of December 31, 2016	$(4,524,931)	$-	$-	$155,057	-	$(4,369,874)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

23.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2014, 2015 and 2016 were $7,013,985, $6,044,119 and $5,555,144, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2016	6,335,960
2017	3,536,672
2018	2,102,089
Total	$11,974,721

Securities Litigation

The Company was named as a defendant in a putative securities class action, Wang, et al., v. China Finance Online Co. Limited, 1:15-cv-07894-RMB. The original complaint was filed on June 5, 2015 in the Central District of California. The case was subsequently consolidated with several other similar actions and transferred to the Southern District of New York, where an amended consolidated complaint was filed in December 2015. The amended consolidated complaint alleged that the Company violated Exchange Act Section 10(b) and Rule 10b-5 by failing to disclose certain of its transactions involving Langfang Shengshi Real Estate Development Co. Limited as related party transactions. The amended consolidated complaint also made claims under Exchange Act Section 10(b) and Rule 10b-5 against certain of the Company’s current officers and its current and former auditors and under Exchange Act Section 20(a) against certain of its current officers and former directors. Lead plaintiffs subsequently voluntarily dismissed (without prejudice) all defendants other than the Company from the action. The Company filed a motion to dismiss the complaint on April 8, 2016, to which Plaintiffs filed an opposition on May 6, 2016 and the Company filed a reply on May 13, 2016.

During a mediation session in May 2016, the parties agreed to settle the action for $3.0 million. The same amount as specified in the settlement term sheet, which was fully covered under its existing insurance policies. The settlement was preliminarily approved on November 18, 2016 and notice of the settlement was provided to putative class members. No class members objected to the settlement and none requested exclusion. The settlement includes a release of all claims asserted in the Complaint (or any of the previous versions of the complaint) or all claims that could have been asserted based on the same operative facts at issue in the Complaint. This release applies not only as to the Company, but also as to individuals and entities included within the definition of “Releasees,” which definition includes, among others, current and former officers and directors of the Company. In the light of ASC450, the contingent losses were probable and reasonably estimable in the Company's judgment. There is no P&L impact because the full amount of the loss is covered under insurance. Therefore, the accrual amount of $3 million and the expected insurance recovery of $3.0 million should be reflected in the Company's balance sheet as of December 31, 2016.

Following a March 21, 2017 fairness hearing, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after Lead Plaintiffs file their motion for final distribution of the settlement amount, which is due on or before June 19, 2017. Assuming the Court enters the judgment as anticipated by the settlement approval order and there are no appeals, the approval of the settlement will become final (and no longer subject to appeal) 30 days after the judgment is entered.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

23.	COMMITMENTS AND CONTINGENCIES - continued

Litigation

The Group was involved in certain cases pending in some PRC courts as of December 31, 2015. These cases include a copyright infringement case, among others. In the copyright infringement dispute, we are claimed for a public apology for the violation, and compensated a damage of $7.7 million (RMB50 million, equivalently). Through a series of litigation proceedings, among other things, cross-examination, China International Capital Corporation Limited (“CICC”) currently has lower the claim to RMB10 million. The case was still pending as of December 31, 2016. Adverse results in these lawsuits may include awards of damages and may also result in a loss of revenue or otherwise harm the business of the Group.

For these proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group's operating segments:

For the year ended December 31, 2016

		Subscription
	Commodities	services and other	Hong Kong
	brokerage services	related services	brokerage services	Consolidated
Net revenues	$69,980,296	$16,654,534	$8,956,501	$95,591,331
Less: intersegment sales	(10,003,579)	(2,529,856)	-	(12,533,435)
Net revenues from external customer	59,976,717	14,124,678	8,956,501	83,057,896

Cost of revenues	5,729,464	10,392,343	4,258,451	20,380,258
Less: intersegment cost of revenues	-	-	-	-
Cost of revenues after elimination	5,729,464	10,392,343	4,258,451	20,380,258

Operating expenses:
General and administrative	6,026,102	10,090,294	3,992,953	20,109,349
Product development	3,374,144	12,995,022	-	16,369,166
Sales and marketing	46,648,934	13,029,524	1,054,695	60,733,153
Loss from impairment of intangible assets	1,111,149	-	-	1,111,149
Loss from impairment of goodwill	6,659,691	-	-	6,659,691

Total segments operating expenses	63,820,020	36,114,840	5,047,648	104,982,508
Less: intersegment operating expenses	(10,003,579)	(2,524,975)	(277,731)	(12,806,285)
Total operating expenses	53,816,441	33,589,865	4,769,917	92,176,223

Government subsidies	1,194,775	-	-	1,194,775
Income (loss) from operations	$1,625,587	$(29,857,530)	$(71,867)	$(28,303,810)

Total segments assets	42,343,571	197,412,591	77,656,701	317,412,863
Less: intersegment balances	(13,508,587)	(116,348,234)	(19,932,216)	(149,789,037)

Total assets	$28,834,984	$81,064,357	$57,724,485	$167,623,826

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2015

		Subscription
	Commodities	services and other	Hong Kong
	brokerage services	related services	brokerage services	Consolidated
Net revenues	$113,720,922	$27,236,753	$3,149,063	$144,106,738
Less: intersegment sales	(34,018,268)	(2,683,704)	-	(36,701,972)
Net revenues from external customer	79,702,654	24,553,049	3,149,063	107,404,766

Cost of revenues	4,975,361	14,321,339	1,181,538	20,478,238
Less: intersegment cost of revenues	-	(739,501)	-	(739,501)
Cost of revenues after elimination	4,975,361	13,581,838	1,181,538	19,738,737

Operating expenses:
General and administrative	4,026,984	11,148,924	2,978,161	18,154,069
Product development	2,549,731	8,188,718	-	10,738,449
Sales and marketing	69,674,657	12,139,100	566,396	82,380,153
Loss from impairment of intangible assets	250,360	-	-	250,360

Total segments operating expenses	76,501,732	31,476,742	3,544,557	111,523,031
Less: intersegment operating expenses	(35,907,706)	(47,620)	(110,721)	(36,066,047)
Total operating expenses	40,594,026	31,429,122	3,433,836	75,456,984

Government subsidies	251,828	-	-	251,828
Income (loss) from operations	$34,385,095	$(20,457,911)	$(1,466,311)	$12,460,873

Total segments assets	109,286,634	179,706,230	47,011,111	336,003,975
Less: intersegment balances	(51,101,320)	(122,077,495)	(18,760,003)	(191,938,818)

Total assets	$58,185,314	$57,628,735	$28,251,108	$144,065,157

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2014

		Subscription services
	Commodities	and other	Hong Kong
	brokerage services	related services	brokerage services	Consolidated
Net revenues	$80,943,201	$25,250,486	$4,610,516	$110,804,203
Less: intersegment sales	(20,852,084)	(6,256,234)	-	(27,108,318)
Net revenues from external customer	60,091,117	18,994,252	4,610,516	83,695,885

Cost of revenues	10,526,980	8,091,595	1,731,651	20,350,226
Less: intersegment cost of revenues	-	2,503	-	2,503
Cost of revenues after elimination	10,526,980	8,094,098	1,731,651	20,352,729

Operating expenses:
General and administrative	8,320,540	19,544,999	2,655,925	30,521,464
Product development	2,460,048	13,567,759	-	16,027,807
Sales and marketing	52,371,135	12,845,724	586,015	65,802,874
Loss from impairment of intangible assets	-	1,802,125	-	1,802,125
Loss from impairment of goodwill	-	8,149,525	-	8,149,525

Total segments operating expenses	63,151,723	55,910,132	3,241,940	122,303,795
Less: intersegment operating expenses	(24,533,694)	(15,199,246)	(117,740)	(39,850,680)
Total operating expenses	38,618,029	40,710,886	3,124,200	82,453,115

Government subsidies	655,437	3,980	-	659,417
Income (loss) from operations	$11,601,545	$(29,806,752)	$(245,335)	$(18,450,542)

Total segments assets	62,272,231	171,870,606	52,776,273	286,919,110
Less: intersegment balances	(26,824,659)	(127,444,636)	(18,746,458)	(173,015,752)

Total assets	$35,447,572	$44,425,970	$34,029,815	$113,903,358

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

24.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2014	2015	2016
Commodities brokerage services revenues	$60,091,117	$79,702,654	$59,976,717
Financial information and advisory services revenues	10,355,732	17,205,459	10,696,523
Advertising revenues	8,160,310	7,023,399	2,893,707
Hong Kong brokerage services revenues	4,610,516	3,149,063	8,956,501
Others	478,210	324,191	534,448

Total revenue from external customers	$83,695,885	$107,404,766	$83,057,896

Substantially all of the Company's revenues for the years ended December 31, 2014, 2015 and 2016 were generated from the PRC and Hong Kong.

As of December 31, 2014, 2015 and 2016, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The appropriation to these reserves by the Group's PRC subsidiaries was $679,927, $1,820,080 and $353,069 in 2014, 2015 and 2016.

The balance of the statutory reserves was $8,640,521 and $8,993,590 as of December 31 2015 and 2016. Such reserves have been included in the retained earnings of the Company's consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIEs. As of December 31, 2016, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $70,986,132. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

26.	SUBSEQUENT EVENT

iSTAR International Futures Co. Limited (now known as Rifa Futures Limited (“Rifa Futures”)), a subsidiary of the Company, resolved a disciplinary action with the Securities and Futures Commission of the Hong Kong SAR (the “SFC”) on April 12, 2017. The disciplinary action was instituted against Rifa Futures by the SFC under section 194 of the Securities and Futures Ordinance with respect to Rifa Future’s internal control deficiencies during the period between January 1, 2014 and July 31, 2014 (the “Relevant Period”). The SFC found that during the Relevant Period, Rifa Futures failed to take sufficient steps to mitigate the risk of unlawful money remittance when handling third party deposits and transfers to be in compliance with the applicable regulatory requirements. The SFC issued a press release on April 12, 2017 reprimanding Rifa Future and announcing a fine against Rifa Futures in the amount of HK$3 million. In the press release, the SFC also acknowledged that (i) Rifa Futures has taken steps to remediate its internal control deficiencies; (ii) Rifa Futures cooperated with the SFC in resolving the disciplinary proceeding; (iii) Rifa Futures agreed to engage an independent reviewer to conduct a review of its internal controls; and (iv) Rifa Futures has an otherwise clean disciplinary record.

All the responsible officers and other key staff responsible for the internal control deficiencies that are the subject of the disciplinary action have ceased to be employed by Rifa Futures. The HK$3 million fine has been reflected in the financial results in 2016.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2015	2016
Assets

Current assets:
Cash and cash equivalents	$971,500	$9,427,287
Amounts due from subsidiaries, VIEs and VIE's subsidiaries	7,350,974	9,874,248
Prepaid expenses and other current assets	290,603	3,224,614
Dividends receivable	16,529,639	-

Total current assets	25,142,716	22,526,149

Investments in subsidiaries, VIEs and VIE's subsidiaries	76,682,094	77,036,485

Total assets	$101,824,810	$99,562,634

Liabilities and shareholders' equity

Current liabilities:
Accrued expenses and other current liabilities	279,801	301,076
Contingent liability	-	3,000,000
Amounts due to subsidiaries, VIEs and VIE's subsidiaries	13,506,638	10,096,874

Total current liabilities	$13,786,439	$13,397,950

Shareholders' equity
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	56,856,000	56,973,632
Additional paid-in capital	28,145,846	32,176,992
Accumulated other comprehensive income	8,597,295	4,253,643
Retained deficits	(5,560,770)	(7,239,583)

Total shareholders' equity	88,038,371	86,164,684

Total liabilities and shareholders' equity	$101,824,810	$99,562,634

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2014	2015	2016

Cost of revenues	$-	$-	$34,740

Gross loss	-	-	(34,740)
Operating expenses:
General and administrative	1,418,198	1,226,800	2,150,680
Product development	50,859	-	-
Sales and marketing	108,384	-	-
Share-based compensation	4,132,182	3,812,733	2,382,934

Total operating expenses	5,709,623	5,039,533	4,533,614

Interest income	30	47	-
Equity in earnings (deficits) of subsidiaries, VIEs and VIE's subsidiaries	(6,394,055)	28,643,095	3,049,831
Exchange loss, net	(76,351)	(1,011,509)	(159,868)
Other income (loss), net	674,414	(109,684)	(422)
Gain from sales of cost method investment	4,337,736	-	-

Net income (loss)	$(7,167,849)	$22,482,416	$(1,678,813)

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(221,070)	(3,467,043)	(4,343,652)

Other comprehensive loss, net of tax	(221,070)	(3,467,043)	(4,343,652)

Comprehensive income (loss)	$(7,388,919)	$19,015,373	$(6,022,465)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders' Equity

(In U.S. dollars, except share data)

			Additional	Accumulated other	Retained	Total
	Ordinary shares		paid-in	comprehensive	earnings	shareholders'
	Shares	Amount	capital	income (loss)	(deficits)	equity

Balance as of January 1, 2014	111,145,633	$14,353	$84,346,266	$12,285,615	$(20,875,337)	$75,770,897

Transfer share premium to share capital	-	55,718,184	(55,718,184)	-	-	-
Exercise of share options by employees	1,164,300	654,055	-	-	-	654,055
Restricted shares issued	108,000	14	-	-	-	14
Share-based compensation	-	-	4,132,182	-	-	4,132,182
Equity pick up from compensation of VIE's subsidiaries	-	-	408,075	-	-	408,075
Business restructure	-	-	(8,960,940)	-	-	(8,960,940)
Foreign currency translation adjustment	-	-	207	(221,277)	-	(221,070)
Net loss	-	-	-	-	(7,167,849)	(7,167,849)

Balance as of December 31, 2014	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364

Issuance of ordinary shares for stock options and restricted shares	4,000,000	520	-	-	-	520
Exercise of share options by employees	435,000	293,654	-	-	-	293,654
Exercise of share options by nonemployees	1,095,000	175,200	-	-	-	175,200
Restricted shares issued	150,085	20	-	-	-	20
Share-based compensation	-	-	3,812,733	-	-	3,812,733
Equity pick up from compensation of VIE's subsidiaries	-	-	1,519,015	-	-	1,519,015
Changes in controlling ownership interest	-	-	(1,393,508)	-	-	(1,393,508)
Foreign currency translation adjustment	-	-	-	(3,467,043)	-	(3,467,043)
Net income	-	-	-	-	22,482,416	22,482,416

Balance as of December 31, 2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371

Exercise of share options by employees	-	117,632	-	-		117,632
Share-based compensation	-	-	2,382,934	-	-	2,382,934
Equity pick up from compensation of VIE's subsidiaries	-	-	2,030,877	-	-	2,030,877
Changes in controlling ownership interest	-	-	(382,665)	-	-	(382,665)
Foreign currency translation adjustment	-	-	-	(4,343,652)	-	(4,343,652)
Net loss	-	-	-	-	(1,678,813)	(1,678,813)

Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of cash flows

(In U.S. dollars, except share-related data)

	December 31,
	2014	2015	2016
Operating activities:
Net income (loss)	$(7,167,849)	$22,482,416	$(1,678,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	4,132,182	3,812,733	2,382,934
Gain from sales of cost method investment	(4,337,736)	-	-
Equity in deficits (earnings) of subsidiaries, VIEs and VIE's subsidiaries	6,394,055	(28,643,095)	(3,049,831)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(143,380)	20,339	65,990
Amounts due from subsidiaries, VIEs and VIE's subsidiaries	983,297	142,303	(2,523,274)
Rental deposits	-	66,893	-
Accrued expenses and other current liabilities	10,825	(8,035)	(3,712)
Amounts due to subsidiaries, VIEs and VIE's subsidiaries	1,535,073	1,065,088	(3,409,764)

Net cash (used in) provided by operating activities	1,406,467	(1,061,358)	(8,216,470)

Investing activities:
Dividend received from subsidiaries	1,375,727	1,011,931	16,529,639
Capital paid to subsidiaries	(2,774,315)	(3,000,000)	-
Proceeds from sales of cost method investment	-	2,168,868	-

Net cash provided by (used in) investing activities	(1,398,588)	180,799	16,529,639

Financing activities:
Proceeds from stock options exercised by employees	654,055	293,654	142,618
Proceeds from stock options exercised by nonemployees	-	175,200	-

Net cash provided by financing activities	654,055	468,854	142,618

Net (decrease) increase in cash and cash equivalents	661,934	(411,705)	8,455,787
Cash and cash equivalents, beginning of the year	721,271	1,383,205	971,500

Cash and cash equivalents, end of the year	$1,383,205	$971,500	$9,427,287

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.

