Form 20-F
period 2017-12-31
China Finance Online Co. LTD
filed 2018-04-27
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Lin Yang, Vice President

Telephone: + (86 10) 83363008

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

☐  Yes ☒  No

CHINA FINANCE ONLINE CO. LIMITED

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“we”, ” us”, “our Company”, “the Company”, “our”, refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;

●	“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004. “ADSs” refers to our American depositary shares, each of which represents five ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“Hong Kong” or “H.K.” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	all references to “Renminbi”, “RMB” or “yuan” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States and all references to “Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected historical consolidated balance sheet data as of December 31, 2016 and 2017 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the selected historical consolidated balance sheet data as of December 31, 2013, 2014 and 2015 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2013	2014	2015	2016	2017
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$52,738	$83,696	$107,405	$83,058	$42,623
Cost of revenues	(10,570)	(20,353)	(19,739)	(20,380)	(21,934)
Gross profit	42,168	63,343	87,666	62,678	20,689
Operating expenses:
General and administrative	(15,210)	(17,592)	(17,994)	(19,837)	(15,250)
Product development	(9,033)	(11,148)	(10,739)	(14,485)	(16,208)
Sales and marketing	(30,588)	(43,761)	(46,474)	(50,083)	(29,467)
Loss from impairment of intangible assets	-	(1,802)	(250)	(1,111)	(292)
Loss from impairment of goodwill	-	(8,150)	-	(6,660)	-
Total operating expenses	(54,831)	(82,453)	(75,457)	(92,176)	(61,217)
Government subsidies	11	659	252	1,195	230
Income (loss) from operations	(12,652)	(18,451)	12,461	(28,303)	(40,298)
Interest income	1,341	4,044	2,648	1,051	487
Interest expense	(197)	(12)	(1)	(2)	(3)
Exchange gain (loss), net	557	(112)	(766)	(55)	(131)
Gain (loss) on the interest sold and retained noncontrolling investments	-	-	10,000	20,568	(1,997)
Gain from sale of cost method investment	-	4,338	4,648	-	-
Gain from sale of equity method investment	2,774	-	-	-	111
Loss from equity method investment	-	-	(67)	(138)	(13)
Short-term investments income	132	58	216	379	63
Other income (expense), net	(29)	18	(937)	(305)	(283)
Income (loss) before income tax expense	(8,074)	(10,117)	28,202	(6,805)	(42,064)
Income tax expense	(100)	(514)	(1,384)	(4,161)	(324)
Net income (loss)	(8,174)	(10,631)	26,818	(10,966)	(42,388)
Less: net income (loss) attributable to the noncontrolling interests	399	(3,463)	4,335	(9,287)	(5,652)
Net income (loss) attributable to China Finance Online Co. Limited	$(8,573)	$(7,168)	$22,483	$(1,679)	$(36,736)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.08)	$(0.07)	$0.20	$(0.01)	$(0.32)
-diluted	$(0.08)	$(0.07)	$0.18	$(0.01)	$(0.32)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$(0.39)	$(0.33)	$1.01	$(0.07)	$(1.62)
-diluted (1)	$(0.39)	$(0.33)	$0.90	$(0.07)	$(1.62)

(in thousands of U.S. dollars)	As of December 31,
	2013	2014	2015	2016	2017
Consolidated balance sheet data:
Cash and cash equivalents	$36,371	$32,539	$85,734	$66,151	$38,693
Current working capital (2)	56,677	55,771	76,976	64,701	33,106
Total current assets	95,880	92,214	120,735	148,461	101,617
Total assets	133,493	113,903	144,065	167,624	114,604
Deferred revenue, current	6, 150	4,936	6,659	6,526	9,371
Total current liabilities	39,203	36,443	43,759	84,894	68,511
Deferred revenue, non-current	1,986	1,373	692	609	144
Total China Finance Online Co. limited shareholders’ equity	75,771	64,615	88,038	86,165	54,047

(1)	Each ADS represents five ordinary shares.

(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.5342, which were the prevailing exchange rate on December 31, 2017. The prevailing exchange rate on April 12, 2018 was $1.00 to RMB6.2834. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period-end
	(RMB per U.S.$1.00)

December 31, 2013	6.1896	6.2898	6.0969	6.0969
December 31, 2014	6.1453	6.1710	6.0930	6.1190
December 31, 2015	6.2401	6.4936	6.1079	6.4936
December 31, 2016	6.6529	6.9508	6.4565	6.9370
December 31, 2017	6.7518	6.9526	6.4997	6.5342
Most recent six months:
October 2017	6.6154	6.6493	6.5808	6.6397
November 2017	6.6186	6.6399	6.5810	6.6034
December 2017	6.5942	6.6251	6.5342	6.5342
January 2018	6.4364	6.5207	6.3267	6.3339
February 2018	6.3162	6.3530	6.2822	6.3294
March 2018	6.3220	6.3451	6.2785	6.2881
April 2018 (through 12th)	6.2922	6.3114	6.2764	6.2834

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Increasing challenges in China’s securities markets, economic conditions, inflation, regulatory policies, interest rates, the availability of hedging instruments and other factors that could affect investors’ interests in investing in China’s securities markets could have an adverse effect on our business.

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

In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for Online Lending Intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; or (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders. Apart from the requirements set forth in the Interim Measures, the Custodian Guidelines impose certain responsibilities on online lending intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending intermediaries are permitted to develop an online lending fund custodian business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority; and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending intermediaries to perform various obligations and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for depositories and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

In August 2017, the General Office of the CBRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines (the “Information Disclosure Guidelines”). Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may be subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

In May 2017, CBRC, MOE and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. The CBRC Circular 26 provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all Campus Online Lending business conducted by the Online Lending Information Intermediaries shall be suspended and the outstanding balance of Online Campus Lending loans shall be gradually reduced until reaching a zero balance.

Complying with these new requirements released in 2017 may cause Yinglibao to incur significant compliance costs and/or eventually reduce the profitability of Yinglibao.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching one of its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2017, the HSI had an increase of 35.99% for the year, up from 22,000.56 points on December 30, 2016 to 29,919.15 on December 29, 2017.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. On December 5, 2016, the Shenzhen-Hong Kong Stock Connect was formally launched, granting investors mutual access to the stock market in Shenzhen and Hong Kong. In 2017, the average daily turnover of Shanghai-Hong Kong Stock Connect was RMB5.59 billion northbound and HK$7.50 billion southbound and the average daily turnover of the Hong Kong stock market was HK$88.2 billion, representing an increase of 31.86% as compared with HK$66.92 billion for the year 2016.

Continued significant fluctuations and weak investor confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures trading and securities advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business.

Rifa Securities Limited (or Rifa Securities, previously named iSTAR International Securities Co. Limited), holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. Rifa Futures Limited (or Rifa Futures, previously named iSTAR International Futures Co. Limited), holds a Type 2 license and commences futures contract trading business in Hong Kong. Rifa Credit Limited (or Rifa Credit, previously named iSTAR International Credit Co. Limited), holds a Money Lenders License. Rifa Asset Management Limited (“Rifa Asset Management”) holds Type 9 License, Type 4 License and Type 5 License. The securities brokerage, securities advising, futures contracts trading, futures contracts advising, asset management and money lending business and operations in Hong Kong are subject to extensive regulations by Hong Kong Securities and Futures Commission (“SFC”), and Hong Kong Police Force, which may increase our cost of doing business and may be a limiting factor on the operations and development of such businesses. The regulation on our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by the Hong Kong legislature, government, regulatory and judicial actions. As our business has expanded into these areas in Hong Kong, we devote more time to regulatory matters.

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

Although the net income attributable to the Company was $22.5 million in 2015, we incurred net losses attributable to the Company of $1.7 million and $36.7 million in 2016 and 2017, respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to our continued investments in technology, research and development and our sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability.

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

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulated paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for our premium individual subscription services. We implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing Internet-based financial services, including securities, wealth management products and investment advisory services. Beginning in 2013, we started providing commodity brokerage services as part of our transition to new business model. During the transition into commodities brokerage business, we were forced to suspend such business due to the suspension of new commodities trading business according to relevant policies in China in the mid of 2017.

In 2014, the Company launched- “Investment Masters” (“iTougu”), an investment advisory service platform. In 2015, we launched the updated version 2.0 and version 3.0 of iTougu for iOS and android. In July 2017 iTougu platform along with all of its users was migrated into JRJ mobile app.

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

Our Internet-based financial platforms “Yinglibao” and “Investment Masters”, and our website may not be successful as they may face intensive competition and/or future regulatory hurdles.

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

In 2014, the Company launched a new platform, namely “Investment Masters”. “Investment Masters”, our web-based mobile investment advisory service platform, facilitates securities investment advisors to communicate with their clients and followers directly in real-time and for 24 hours, allowing a large number of Chinese individual investors to obtain advice and recommended portfolios from thousands of investment advisors that was inaccessible previously.

Our website http://www.jrj.com.cn/ also provides access for wealth management solutions and mutual fund distribution.

Yinglibao, Investment Masters, and our website may be subject to future additional Chinese laws and regulations relating to banking, securities and wealth management businesses. In the event that any of those platforms becomes restricted or even prohibited by Chinese laws, our customers’ financial activities may be affected and there may be a material adverse impact on our business operations.

Competitors with larger customer base and greater market visibility, such as Alibaba Group Holding Limited (“Alibaba”), Tencent Holdings Limited (“Tencent”) and Baidu, Inc. (“Baidu”), also launched their respective Internet-based financial platform which provides financial services similar to that of Yinglibao. In the future, banks and fund management companies may also enter this market and offer similar services to customers. Because of such expected influx of new market entrants, competition in this industry may become more intense. Many of our competitors, especially Alibaba, Tencent and Baidu, have greater financial and marketing resources than we do. Investment Masters also faces intense competitions. Several financial websites in China have also launched similar services. In addition, securities brokers in China have also begun to develop their own Internet-based financial service platforms. Thus, we may not be able to compete effectively or provide compelling service alternatives to potential customers. Our financial results may suffer as a result.

While we continue to innovate and develop Yinglibao and Investment Masters, we expect improvements to their technical and operational stability to gradually take place over time. If program errors, such as “bugs” and other undetected errors become issues of any of these platforms, there may be a negative impact on our reputation and the level of our customer satisfaction will decrease.

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

On January 9, 2017, the joint meeting led by CSRC and joined by other relevant authorities of the State Council (“Joint Meeting”) held the third conference in Beijing, reporting the current situations and problems of trading venues, studying and discussing the measures to further conduct cleaning-up and rectification of trading venues. Relevant authorities shall conduct overall clean-up and rectification of trading venues within their jurisdiction. Members, agents and authorized entities of the trading venues are also required to be cleaned up and rectified. On March 16, 2017, CSRC promulgated the Notice on Reviewing the related work in the Early Stage of the Clean-up and Rectification of All Types of Trading Venues, which required further implemention of clean-up and rectification of trading revenues. Above measures and the uncertainties in subsequent implementations and administration of such requirements by related agencies may negatively impact our businesses and business performance.

Our commodities brokerage business is subject to regulation by the local government presiding over the city where an exchange is situated. Each local government implements applicable rules promulgated by the Ministry of Commerce separately, resulting in substantial uncertainties for our commodities brokerage business. Especially, the new commodity trading businesses have been suspended in China in the mid of 2017. As the regulatory environment surrounding commodities brokerage business continues to evolve, we may devote more time and resources to regulatory matters, which may increase our cost of doing business and may be a limiting factor on the operations and development of such business. The local government conducts inspections on the local exchanges on a non-routine basis. We cannot guarantee you that the exchange where we conduct our commodities brokerage business can successfully pass the inspection, and if such exchange does not pass the inspection and as a result is ordered to rectify the irregularities, our commodities brokerage business will be materially and adversely affected.

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

In transitioning into internet-based financial services, we are required to incur development, operation and potential acquisition costs in order to keep pace with the new market and technology needs for the industry. In the meantime, we have also ventured into other business areas aside from our principal businesses, which ventures may incur increased administrative costs and other input. As a result, our cost-cutting initiatives to increase efficiency and improve our operational performance may not prove to be effective in the short-term and we may experience losses in connection with our new businesses. During the transition into commodities brokerage business, we were forced to suspend commodities brokerage business according to relevant policies in the PRC and incurred operating expenses as a result of such suspension and may incur additional expenses in the future.

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

We have recorded losses from impairment of goodwill and/or intangible assets in 2015, 2016 and 2017. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

In 2016, the Company concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. The Group recognized an impairment loss of $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016. The Company also recorded an impairment loss on its intangible assets of Henghui (Tianjin) Precious Metals Investment Co., Ltd (“CFO Henghui”), which was fully disposed by the Company in 2016 for $1.1 million. In 2017, The Group recognized an impairment loss of $0.3 million related to the commodities brokerage businesses.

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

The Provisional Regulations and the Circular 40 expressly state that the business of providing securities investment advisory or other similar service through software tools or any other terminal equipment (“Securities Analysis Software”) should be subject to regulation by the CSRC. The Regulations on Securities Investment Funds (2015 Amended), which took effect on June 1, 2013, further require companies providing advisory services for investment in public funds should be registered and filed pursuant to the regulations of the CSRC.

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

In the past, our websites and mobile applications regularly serve a large number of daily unique visitors when there are significant business developments, financial news and activities, or stock market trading activities. In addition, the number of visitors has continued to increase over time and we are seeking to further increase our user base. Therefore, our servers must accommodate a high volume of traffic to meet peak user demand and deliver frequently updated information. Our servers have in the past experienced and may in the future experience slower response time or login delays for a variety of reasons. It is essential to our success that our servers are able to accommodate our users in an efficient manner so that our users’ experience with us is viewed favorably and without frequent delays. Therefore, we may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors, which could harm our business.

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

Concerns about the security and confidentiality of information on the Internet may reduce use of our network, impede our growth, and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

Cyber Security Law comes into effect on June 1, 2017. According to the Cyber Security Law, providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Under the Cyber Security Law, the internet service providers are required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Service providers who do not comply with the Cyber Security Law may be subject to fines, warnings, suspension of their businesses, confiscation of illegal gains, shutdown of their websites, and revocation of their business licenses.

The General Rules of the Civil Law of the People’s Republic of China promulgated by National People’s Congress in March 15, 2017 and effective as of October 1, 2017 require that any organization or individual shall legally obtain the personal information of others and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases with respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.” For the purpose of protecting the personal information, General Administration of Quality Supervision Inspection and Quarantine of the PRC and the Standing Committee of the National People’s Congress of China issued the Information security technology-Personal information security specification, which will become effective on May 1, 2018.

We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information, including personal information regarding our subscribers, or cause interruptions in our services. As a result, we may be required to incur substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches and leakage of personal information of our subscribers could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “Item 4. Information on the Company — C. Organizational Structure” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance by the MOFCOM may be considered as illegal.

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

The annual growth rate of China’s economy declined from 6.9% in 2015 to 6.7% in 2016. In 2017, the annual growth rate of China’s economy increased to 6.9%. According to a recent forecast by the National Bureau of Statistics of China, China’s economic growth rate targets 6.7% in 2018. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for the Company’s services and may have materially adverse effects on our business.

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

The PRC Enterprise Income Tax Law, or the EIT Law which became effective on January 1, 2008 and was amended on February 24, 2017, and its implementation regulations adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five-year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then-applicable tax laws and administrative regulations.

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise”, or HNTE, under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. CFO Genius obtained the HNTE status in 2012. There is no assurance that they will continue to be classified as the HNTE when they are subject to reevaluation in the future. In 2014, CFO Meining obtained renewal of its HNTE status successfully, which initially obtained the HNTE in 2011. In 2015, CFO Genius also obtained renewal of its HNTE status, which will be valid through November 2018. In 2016, CFO Fuhua obtained the HNTE and enjoys the preferential tax rate of 15% from 2016 to 2018. Following the closing of the sale of 90% of equity interest in CFO Meining, CFO Genius and CFO Fuhua will be the only two subsidiaries having HNTE status. In the event that the preferential tax treatment for CFO Genius and CFO Fuhua are discontinued, it will become subject to the uniform tax rate of 25%, which materially increase our tax obligations.

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

Pursuant to the implementation rules of EIT Law in the Tibet Autonomous Region of China (“Tibet”), companies incorporated and operated in Tibet could enjoy a preferential enterprise income tax rate of 15%. In addition, a further 6% is exempted for the years ended December 31, 2015, 2016 and 2017, which reduces the enterprise income tax rate to 9%. Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”) and Tibet Zhisheng Gold Industry Co., Ltd. (renamed as Tibet Lieqian Network Technology Co., Ltd. in December 2017, “Tibet Lieqian”), an affiliate of the Company was in Tibet and enjoyed a preferential tax rate of 9% from 2015, 2016, and 2017 respectively.

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

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On July 26, 2010, the State Administration of Taxation issued the Bulletin Concerning Promulgation of Administrative Measures on the Enterprise Income Tax Treatment of Enterprise Reorganization, or Bulletin 4. On March 28, 2011, the State Administration of Taxation issued the Bulletin Concerning the Tax Administration of Non-resident Enterprises, or Bulletin 24. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin 4 became effective retroactively on January 1, 2010. Bulletin 24 took effective since April 1, 2011 and also applies to transactions that have occurred prior to its effectiveness for which the relevant PRC tax matters have not been dealt with. On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or Announcement 7, effective from February 3, 2015, which in part supersedes Circular 698 and Bulletin 24. On June 24, 2015, the State Administration of Taxation issued the Bulletin Concerning Certain Issues on the Administration of the Enterprise Income Tax of Enterprise Reorganization, or Bulletin 48, which in part supersedes Bulletin 4. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or Bulletin 37 became effective on December 1, 2017.

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

If the PRC tax authorities make adjustments under Circular 59, Circular 698, Bulletin 4, Bulletin 24, Bulletin 48, Announcement 7 or Bulletin 37, our income tax costs associated with such potential acquisitions will be increased. We may also be at risk of being imposed a penalty under the above rules and regulations and may be required to expend valuable resources to comply with or to establish that we (or such foreign investor) should not be taxed under those rules and regulations, which could have a material adverse effect on our financial condition and results of operations.

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

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under Chinese laws, which could adversely affect our business and prospects.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

NDRC promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which took effect on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an Investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by Investors; in other words, non-sensitive projects carried out by Investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the Investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the Investor is a local enterprise but the amount of investment made by the Chinese Investor amounts to USD$300 million or above; and (3) the development and reform authority under the provincial government at the place where the Investor is registered if the Investor is a local enterprise and the amount of investment made by the Chinese Investor is less than USD$300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above mentioned approval or record filing measures shall apply mutatis mutandis.

For Circular 11, since it took effect in March 2018, its impact to us remains to be observed. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Because substantially all of our revenues and expenditures are denominated in Renminbi and HK dollars and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between U.S. dollars and Renminbi, HK dollars and Renminbi, HK dollars and U.S. dollars affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and HK dollars relative to U.S. dollars would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

The PRC Labor Contract Law became and was implemented on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. There remains significant uncertainty as to its interpretation and application by the PRC government and courts. In the event that we decide to significantly reduce our workforce, particularly in the period with sluggish prospect in securities market, the Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires employers to pay monthly compensation after such employment ends, which will increase employers’ operating expenses.

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

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $1.02 per ADS as of December 31, 2017. During the twelve-month period ended December 31, 2017, the price of our ADSs has ranged from a low of $1.32 to a high of $4.14 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

As of December 31, 2017, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, IDG Technology Venture Investment, Inc., Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 50.1% of our outstanding ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

In the second quarter of 2014, as part of our strategic transition, the Board of Directors determined that online brokerage services should be one of the Company’s core businesses going forward. In December 2014, we continued our strategic transition efforts by launching an investment advisory service platform, “Investment Masters” (“iTougu”), designed to provide securities investment advisors and their clients a real-time communication channel, where messages, market analytics, research report and investment strategies are exchanged. In December 2015, we launched the updated version 3.0 of iTougu. In July 2017 iTougu platform along with all of its users was migrated into JRJ mobile app.

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

In December 2015, we signed a framework agreement with Shanghai EBI Capital Co., Ltd., a Chinese private equity firm (“Shanghai EBI”), to sell (i) Shanghai Fenxin Information Technology Co., Ltd. (“CFO Fenxin”) which owns 90% of equity stake in CFO Meining which wholly owns the financial portal stockstar.com; and (ii) Zhongcheng Futong Co., Ltd. (“CFO Zhongcheng”) which owns 90% equity stake in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (“CFO Securities Consulting”). The considerations were approximately $21.6 million (RMB140.0 million, equivalently) and $9.3 million (RMB 60.0 million, equivalently), respectively. The sale of CFO Zhongcheng was completed in December 2015, while the sale of CFO Fenxin was completed in April 2016.

In November 2016, Beijing Zhongjun Sunshine Investment and Management Co., Ltd. completed a registration as general manager of private equity fund under the category of securities investment fund with Asset Management Association of China.

In October 2017, our wholly owned subsidiary, Rifa Asset Management Limited (“Rifa Asset Management”), received approval by the Securities and Futures Commission (“SFC”) of Hong Kong for its Type 9 License, Type 4 License and Type 5 License. SFC is the independent statutory body in charge of regulating the securities and futures markets in Hong Kong.

In 2017, we were forced to suspend commodities brokerage business due to the suspension of new commodities trading by most of precious metal exchange in China.

B. Business overview.

Overview:

China Finance Online Co. Limited is a leading web-based financial services company in China. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. The company provides Chinese retail investors with online access to securities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers. We are committed to strengthen our innovation capability to further apply advanced technologies in the financial sector and empower securities industry with fintech.

Since early 2015, China’s leaders have acknowledged that the country is facing a “new normal” of slower growth, following three decades of average annual growth in Gross Domestic Product (“GDP”) of 9.91%, from 1979 to 2010. In financial markets, the “new normal” is unfamiliar to many investors who will need expert guidance and the best possible tools to assess market trends and prospects. In 2017, Chinese economy regained growth momentum with its GDP increased by 6.9%, exceeding most of the market expectations. The strong recovery in the developed nations along with the accelerated growths in the emerging markets paved the way for improved demand for Chinese products globally. Domestically, Chinese government led a successful reduction on overcapacity that had plagued the economy since 2010. Improved economy is also reflected in a gradual recovery in the Chinse stock market. However, the ongoing intensified price war among brokerage firms over the years have driven the market rate for commissions to a historical low. After the market crash in June 2015 that caused massive wealth losses among the majority of retail investors, many investors are also reluctant to return to the market. As a result, the importance of customer services and investor education is increasingly recognized by the brokerage industry.

With the changing environment and complexity of the Chinese financial markets, we believe that individual investors will increasingly seek out professional investment advice and services, and brokerage firms will look for tools to improve their investor advisory services and strengthen their competitiveness. In order to better meet market demand, we introduced the conception of Z3 strategy which stands for Zhineng Keji (Intelligent Technology), Zhihui Guandian (Intelligent Viewpoint) and Zhinang Huhang (Intelligent Co-pilot) in 2016. Leveraging our extensive capital market experience and internet technology capabilities, we are adapting and strategically transitioning our business to the new environment by building tools and offerings to become a leading one-stop financial products and services platform for individual investors in China.

Based upon our track records in financial media, financial data service and securities advisory services, along with our robust fintech (financial technology) capabilities, we have made breakthrough in developing products and services to both retail investors and institutional investors. Our strategic planning is to create synergy among retail investors services, institutional investors services and wealth management. We will continue to strengthen our innovation capability to further apply advanced technologies in the financial sector and empower securities industry with fintech. In short, we want to help our clients simplify their investment decisions.

In 2017, we continue to develop our mutual fund distribution business, securities investment advisory business, stock analysis subscription business for individual investors, online P2P lending business, stock analytics subscription business for institutional investors, advertising business, as well as Hong Kong securities and futures contracts brokerage business. We increased financial technology content based upon artificial intelligence and cloud computing in our existing lines of businesses in 2017.

Our Business Sectors

Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues and mutual fund distribution revenues; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

In 2015, 2016 and 2017, revenues from financial services business were $83.0 million $69.0 million and $28.2 million, representing approximately 77.1%, 83.0% and 66.2%, of our total net revenues, respectively.  In 2015, 2016 and 2017, revenues from financial information and advisory business were $17.2 million, $10.7 million and $10.3 million, representing approximately 16.0%, 12.9% and 24.1%, of our total net revenues, respectively.  In 2015, 2016 and 2017, revenues from advertising business were $7.0 million, $2.9 million and $3.6 million, representing approximately 6.5%, 3.5%, and 8.4% of our total net revenues, respectively.

For a breakdown of total revenues by geographic market for each of the last financial years, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Net Revenues.”

a.	Subscription Services and other Related Services in the PRC

(i)	Financial Services Business

Mutual Fund Distribution

We obtained the license for mutual fund distribution issued by China Securities Regulatory Commission, or CSRC, in 2012, and launched Yinglibao, an internet based financial platform that integrates cash management solutions and mutual fund distribution in August 2013. As of December 31, 2017, Yinglibao established business relationships with 88 mutual fund companies in China, and provided more than 3,800 mutual fund products. In 2015, 2016 and 2017, revenues from mutual fund distribution were $0.1 million, $0.2 million and $0.4 million, representing approximately 0.1%, 0.3%, and 0.9% of our total net revenues, respectively.

In order to facilitate and support our mutual fund distribution business, we conducted a trial launch of our proprietary robo-advisory service.

We officially launched our robo-advisory product – Lingxi in November, 2016. Based upon different user risk profiles, Lingxi offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds.  In 2017, the average return of Lingxi was 10.59% and the highest return was 15.76%, reflecting our capability in asset allocations. We also launched Lingxi Premium Version in October 2017, which targets mass affluent investors in China.

(ii)	Financial Information and Advisory Business

In 2015, 2016 and 2017, revenues from financial information and advisory business services represented approximately 16.0%, 12.9% and 24.1% of our total net revenues, respectively.

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

On March 30, 2017, we launched JRJ app version 6.0 and in July 2017, iTougu platform along with all of its users migrated into JRJ mobile app. Upon consolidation, JRJ became one-stop platform for financial information, securities trading, investment advisory and wealth management for our customers.

 Individual Subscription Business

To conduct our subscription services, we collect and process our website content through our research tools and provide our subscribers financial analysis tools, real-time and historical data, news, research reports and online forums in one integrated information platform, providing them the means to make informed investment decisions with respect to China’s listed company stocks, bonds, mutual funds and stock index futures based on specifications determined by them.

In 2017, we introduced cloud-based analytical tools for retail investors. The mobile application powered by algorithms that provide investors with quantitative trading investment strategies matching their risk appetites.

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

Institutional Subscription Business

CFO Genius was founded in 1994. It was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd. Powered by Genius database, in October 2017, we officially launched our cloud-based stock analytics software product for enterprise users, Genius Zhisheng. Based on Genius database and our software algorithm, Genius Zhisheng provides institutional investors with analytical tools such as visual analysis, back testing and simulation. In 2017, we have entered into strategic partnership agreements with leading Citic Securities and China Investment Securities. In March 2018, we signed strategic partnership agreement with Orient Securities to provide a cloud-based investor education platform.

(iii)	Advertising Business

We believe that our website www.jrj.com is among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2015, 2016 and 2017, revenues from advertising-related services represented approximately 6.5%, 3.5% and 8.4% of our total net revenues respectively, and online advertising was not part of our core business.

b.	Commodities Brokerage Services

In 2013, in order to address the market demand for alternative investment opportunities, the Company established Zhengjin Fujian and Zhengjin Tianjin and acquired Henghui to help clients invest in and trade precious metals. Our clients mainly trade on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Our precious metals trading affiliates’ intended scopes of business include precious metals spot trading, silver product sales and financial investment advisory services. During the third quarter of 2015, we launched a heavy oil brokerage business and subsequently renamed this business as our commodities brokerage services. During the second quarter of 2017, new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, China Finance Online wrote down approximately $0.3 million in its intangible assets related to the commodity brokerage businesses.

In 2015, 2016 and 2017, our net revenues derived from commodities brokerage business represented approximately 74.2%, 72.2% and 6.1% of our total net revenues respectively.

c.	Hong Kong Securities and Futures Contracts Brokerage and Wealth Management Business

Rifa Securities Limited (or Rifa Securities, previously named iSTAR International Securities Co. Limited), holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the Hong Kong Stock Exchanges and Clearing Limited, or HKEx. Rifa Futures Limited (or Rifa Futures, previously named iSTAR International Futures Co. Limited), holds a Type 2 license and commences futures contract trading business in Hong Kong. Rifa Credit Limited (or Rifa Credit, previously named iSTAR International Credit Co. Limited), holds a Money Lenders License. Rifa Asset Management Limited (“Rifa Asset Management”) holds Type 9 License, Type 4 License and Type 5 License. The Type 9 License allows Rifa to manage a portfolio of securities or futures contracts for clients on a discretionary basis. The Type 4 License allows Rifa to give investment advice to clients relating to the sale and purchase of securities. The Type 5 License allows Rifa to give investment advice to clients relating to the sale and purchase of futures contracts.

Rifa Securities, together with Rifa Futures, serve as our platform for developing financial services outside mainland China. In 2015, 2016 and 2017, the brokerage and related services provided by Rifa Securities and Rifa Futures contributed approximately 2.9%, 10.8% and 59.3% of our total net revenues.

In September, 2016, the Company transferred the entire equity interest in iSTAR International Wealth Management Co. Limited to a third party for a total consideration of $3.0 million (HK$23.3 million equivalently).

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

Sales and Marketing

We market our service offerings through online marketing, call centers, advertising and our customer support personnel. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers. We market our service offerings through various channels including our own websites JRJ.com.cn and mobile apps JRJ, Yinglibao, etc. According to Alexa, JRJ.com.cn is a top 500 most visited websites globally. JRJ and Yinglibao mobile apps are available in Apple iTune store and Android app stores. In China, we also form partnerships with other online platforms and print publications to place our advertisement on their sites and newspapers. We also place offline digital advertising on buses and in locations with high foot traffic such as airports. In Hong Kong, we utilized our sales team to outreach to potential customers for brokerage services.

We also host competitions and industry forums to increase our brand recognition and create public speaking opportunities for our key executives and product managers to discuss our products and services. We also create online events and publish proprietary reports to engage users and promote our various products.

In September 2015, we launched the first iTougu Masters Tournament (the “Tournament”) for “grass-roots” and professional investment advisors across China. The purpose of the Tournament is to showcase featured investment advisors with different investment styles and to enable retail investors to consult with the advisors online. The Tournament featured two events with individual and institutional participants. Starting on September 7, 2015, all participants displayed the daily performance of their investment portfolios over a three-month period. Throughout the Tournament, all registered users of China Finance Online’s flagship portal (jrj.com.cn and the iTouGu marketplaces) were be able to view the Tournament participants’ stock portfolios and live trading records free of charge.

In December 2015, we successfully hosted “Leading China 2015: Financial Industry Innovation Forum” in Beijing. Regulators and guests from the State Council of People’s Republic of China, China Banking Association, Asset Management Association of China, China Futures Association, Insurance Society of China, Tsinghua University PBC School of Finance and executives from Chinese securities firms and commercial banks, among others, made important speeches covering topics including financial reforms, China’s “Internet Plus” strategy, internet finance and mobile securities services. The Company also awarded the winners of iTougu’s first Tournament.

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

In May 2017, we produced our first live coverage on Berkshire Hathaway’s Annual Shareholder Meeting in Omaha, Nebraska. Widely perceived as the Woodstock of capitalists and investors, Berkshire Hathaway’s Annual Shareholder Meeting has drawn significant attention in China among both institutional and retail investors. We sent a team to Omaha to provide live coverage and streaming of this annual event. On May 6-7 in China, there were over 800,000 viewers watched our live production featuring the wisdom-filled question-and-answer session hosted by the legendary leadership duo, Warren Buffett and Charlie Munger. In addition, we also produced a series of videos, blogs and articles including visit to Warren Buffett’s favorite steak house in Omaha, interviews with Chinese entrepreneurs who had lunch with Warren Buffett, and conversations with many Berkshire Hathaway’s shareholders from all corners of the world.

In July 2017, we organized Fund-of-fund forums to discuss the current market opportunities and challenges in China for FOF investment strategy. There were 36 mutual funds in attendance in the Beijing venue and 38 mutual funds in attendance in the Shenzhen forum. Among the attendees, there were portfolio managers from leading investment managers such as China Southern Asset Management, Harvest Fund Management, China Asset Management, Bosera Asset Management, CCB Principal Asset Management, Fullgoal Asset Management, E Fund Management, MANULIFE TEDA Fund Management and Haitong Fortis Investment Management.

In 2017, we introduced China’s first Top 1000 wealth list. Similar to Forbes World’s Billionaire list and Hurun Global Rich List, our China A-Share Market Top 1000 Wealth List (“A-Share Top 1000 Wealth List”) tracks and publishes the wealthiest 1000 individuals and families with holdings in companies publicly listed in Chinese stock market. Based on our wholly-owned market data service- Genius, A-Share Top 1000 Wealth List screens more than 1,700 non-state-owned-enterprises publicly listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, and analyzes their market capitalizations, tax contributions, employee compensations and cash dividends with four key metrics, Fundamental Support Coefficient, Environmental Contribution Coefficient, Fundamental Support Value and Social Contribution Value. Powered by a series of advanced algorithms, A-Share Top 1000 Wealth List features three proprietary rankings: Family Wealth Value, Corporate Wealth Creation Value, and Z3 Wealth Creation Score.

In February 2018, we hosted “2017 Fintech Forum & Leading China Annual Awards” in Nanjing. Among the key note speakers and panelists were regulators, executives from the Hong Kong Stock Exchange, leading financial institutions and leading internet and fintech companies. The key discussions were centered around data security, risk management, and fintech innovation. The conference was committed to promoting the long-term health of financial industry in China and received high recognitions from financial regulators and institutions.

Research and Development

We seek to differentiate our products and optimizing our services as continue to strengthen our core competence. We have been focusing on development and innovation of internet platforms and mobile internet applications, bringing different technologies including multimedia, social networking, big data, cloud computing, artificial intelligence and user behavior analysis to our financial service platform.

In late 2016, we introduced our proprietary robo-advisory service, Lingxi. Depending upon users’ risk profiles, Lingxi provides retail investors with investment products for global asset allocations. In 2017, we introduced cloud-based one-stop investment research platform for institutional investors, Genius Zhisheng. For retail investors, we also introduced trading research tools based on Zhisheng algorithm.

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

We have established a strong R&D team especially for our Zhisheng Finance and Lingxi robo-advisory platforms. Our R&D team includes financial industry veterans, Wall Street quantitative trading experts, and web technologists. In the three years ended December 31, 2015, 2016 and 2017, our product development expenses were $10.7 million, $14.5 million and $16.2 million, respectively.

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

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. New business ventures such as Investment Masters, Yinglibao, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 229 software copyrights as of December 31, 2017, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 60 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and five trademarks registered in Hong Kong as of December 31, 2017.

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

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory and money lending businesses in Hong Kong

Rifa Securities, regulated by SFC, holds a license for Type 1 regulated activities (dealing in securities), which permits it to engage in securities trading and brokerage business in Hong Kong. Rifa Futures, regulated by the SFC, holds a type 2 license, which allows it to engage in futures contract trading business. Rifa Futures is also an Exchange Participant on the Hong Kong Futures Exchange. Rifa Asset Management, regulated by the SFC, holds a license for each of Type 9 (asset management), Type 4 (advising on securities) and Type 5 (advising on futures contracts) regulated activities, which together permit it to manage a portfolio of securities or futures contracts for clients on a discretionary basis, to give investment advice to clients relating to the sale and purchase of securities and give investment advice to clients relating to the sale and purchase of futures contracts.

Rifa Credit Limited (formerly iSTAR International Credit Co. Limited, also Rifa Credit), holds a Money Lenders License, under the Money Lenders Ordinance, which is valid for the standard 12-month period, and which has in the past been successfully renewed from year to year.

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

The Guidelines for the Depository Business of Peer-to-Peer Lending Funds (the “Custodian Guidelines”) was promulgated by Circular of the General Office of CBRC on February 22, 2017. The Custodian Guidelines further clarifies the custodian requirements for the funds of investors and borrowers held by online lending information service providers.

The Custodian Guidelines specifies that an online lending information service provider may only designate one qualified commercial bank as its fund custodian institution for the funds of investors and borrowers held by it, and further clarifies detailed requirements and procedures for setting up custody accounts with commercial banks. To the extent that the relevant online lending information service providers and commercial banks are not in full compliance with the Custodian Guidelines, they are required to make correction or rectification within a six-month period specified by the Custodian Guidelines.

In accordance with the Guidelines and the Interim Measures, the CBRC further the Information Disclosure Guidelines, on August 23, 2017. The Information Disclosure Guidelines further clarified the disclosure requirements for online lending information service providers. Pursuant to the Information Disclosure Guidelines, online lending information service providers should disclose certain information on their websites and all other internet channels, including mobile applications, WeChat official accounts or Weibo, including, among others (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information service providers for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transactions matched, all of which shall be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information providers, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. To the extent that the relevant online lending information service providers are not in full compliance with the Information Disclosure Guidelines, they are required to make correction or rectification within a six-month rectification period starting from the date the Information Disclosure Guidelines was issued. Any violation of the Information Disclosure Guidelines by an online lending intermediary may be subject the online lending intermediary to certain penalties under Interim Measures. We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, and other laws and regulations that are applicable to our business operations.

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

Foreign ownership restriction on Internet content provision business

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008 and 2016, foreign ownership in the companies that provide Internet content services, including our business of providing financial information and data to Internet users, must not exceed 50%. In order to comply with this foreign ownership restriction, we operate our website in China through CFO Fuhua, which is wholly owned by Zhiwei Zhao, our chief executive officer, and Jun Wang, our director, both of whom are PRC citizens. Under FITE Provisions and other related regulations, we cannot directly hold the licenses and approvals necessary to operate our website because those licenses and approvals cannot be held by foreign entities or majority foreign-owned entities. We, as a company incorporated in Hong Kong, are a foreign entity for this purpose.

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

In order to host our website, CFO Fuhua is required to hold an ICP license issued by MIIT or its local offices. Pursuant to the revised Administrative Measures for Telecommunications Business Operating License promulgated by MIIT in March 2009, ICP operators providing value-added services in multiple provinces are required to obtain an inter-regional license (or National License) and ICP operators providing the same services in one province are required to obtain a local license (or Local License). CFO Fuhua currently holds a Local License and an ICP license both issued by the local branch of MIIT in Beijing. In October 2017, Beijing Chuangying Investment Consultant Co., Ltd. obtained an ICP license issued by the local branch of MIIT in Beijing, which allows Beijing Chuangying Investment Consultant Co., Ltd. to provide Internet information service (excluding information search service, information instant interaction service).

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

On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in this business nor obtain such license. On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service provider must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television’s website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. CFO Fuhua holds a Radio and TV Program Production and Business Operation License which allows it to produce and publish cartoons, entertainment programs and special topic programs and an Information Network Communicated Audio-Video Program License which allows it to broadcast securities and futures information related audio-video programs through website and apps.

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

On August 25, 2017, the CAOC issued the Administration Measures for Internet Forum Community Service, effective on October 1, 2017, to regulate the provision of online interactive social network services for information dissemination. On August 25, 2017, the CAOC issued the Administration Measures for Internet Comment Thread Services, effective on October 1, 2017, for regulating the provision of services by websites, applications, interactive broadcasting platforms, and other communication platforms with news and media characteristics that allow users to release text, photos, audio, and video. On September 7, 2017, the CAOC issued the Administration Measures for Internet Chat Group Services, effective on October 8, 2017, to regulate the provision of platform services for that allow Internet user groups to exchange information online. On September 7, the CAOC issued the Administration Measures for Internet Users’ Social Account Information Services, effective on October 8, 2017. These measures provide, among other things, that Internet platform operators providing the covered services will be responsible for the security of information and content published over their platforms, and provide enhanced requirements for user registration, information review, emergency response, and security.

In May 2017, the Administrative Regulations for Internet News Information Services and Implementation Rules on the Administration of Internet News Information Services Permits (collectively the “News Regulations”) were promulgated by the CAOC to replace the Administrative Rules for Internet News Information Services promulgated by the SCIO in 2005 (the “Old News Rules”). The News Regulations stipulate that Internet news information services include production, publishing, and republishing services and platforms providing for the dissemination of news over the Internet, and specify that platforms providing for the dissemination of news over the Internet will be required to obtain an Internet news information services permit.

On May 2, 2017, the CAOC, issued the Administrative Enforcement Procedures for the Administration of Internet-based Information Content, or the Enforcement Procedures, effective June 1, 2017. Pursuant to the Enforcement Procedures, the CAOC and its local branch offices have the authority to enforce, and impose administrative sanctions on activities prohibited by applicable administrative laws and regulations concerning Internet-based information content.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law (the “Internet Security Law”), which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulation of online securities information

Securities Association of China released the Online Securities Information System Technical Guidance for Securities Houses (the “Guidance”), effective from March 13, 2015. According to Section 54 of the Guidance, securities houses are not allowed to provide port access to third party service providers in respect of online securities services and trading related services. Securities trading instructions are required to be processed exclusively and internally within the securities houses’ owned systems. We provide Securities Link services which currently connect to securities houses’ trading port access through customer-end software, such services include online securities services and trading services. Upon the Guidance becomes effective, we may need to adjust the current technical arrangement. Having worked with the relevant securities houses, we are prepared to operate within the requirement of the Guidance by changing our trading port access technology.

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

The General Rules of the Civil Law of the People’s Republic of China promulgated by National People’s Congress in March 15, 2017 and effective as of October 1, 2017 require that any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others.

On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases with respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.”

Cyber Security Law comes into effect on June 1, 2017. According to the Cyber Security Law, providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Under the Cyber Security Law, the internet service providers are required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Service providers who do not comply with the Cyber Security Law may be subject to fines, warnings, suspension of their businesses, confiscation of illegal gains, shutdown of their websites, and revocation of their business licenses.

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

On February 9, 2018, the SAIC issued the Circular of the State Administration for Industry and Commerce on Launching a Special Program to Rectify Internet Advertisements, effective since February 9, 2018, which work on top of the agenda include false and illegal internet advertisements of financial investments, investment attraction and collections that include contents cheating or misleading consumers and harm property interests of the masses.

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

The Advertisement Law of the People’s Republic of China of October 27, 1994, was amended and revised for the first time by the Standing Committee of the People’s Congress on April 24, 2015, since its adoption on October 27, 1994. It was promulgated by the Order No. 22 of the President of the People’s Republic of China and came into force on September 1, 2015. The revised Law brings the following significant changes to the regulatory regime for advertising activities in China, including online advertising:

●	establishing strict regulations of the scope and content of advertisements relating to the expansion of definition of “advertisements” and “advertisers”, the restrictions on advertising to children and the stringent controls over the advertising of specific products and services;

●	providing specific measures to deal with false advertising;

●	tightening rules for methods of advertising; and

●	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2017:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Shanghai Decheng Information & Technology Co., Ltd.*	PRC	Nil
Beijing Zhengjin Wealth Management Co., Ltd.	PRC	Nil
Beijing CFO Premium Technology Co., Ltd.*	PRC	Nil
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Fortune (Beijing) Qicheng Technology Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Beijing Huizhi Fortune Technology Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhongheng Xintai (Beijing) Asset Management Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shenzhen Ganlanren Investment Management Co., Ltd. *	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Beijing Zhongjun Sunshine Investment and Management Co., Ltd*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
Shenzhen Rifa Commercial Factoring Co. Ltd.*	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Rifa Financial Holdings Limited**	BVI	85%
Rifa Capital International Limited	BVI	85%
Rifa Securities Limited**	Hong Kong	85%
Rifa Futures Limited**	Hong Kong	85%
Rifa Asset Management Limited	Hong Kong	85%
Rifa Credit Limited**	Hong Kong	85%
Rifa Wealth Management Limited	Hong Kong	85%

*	Denotes variable interest entities or subsidiaries of variable interest entities

**	iSTAR Financial Holdings Limited was renamed Rifa Financial Holdings Limited on June 14, 2016, iSTAR International Securities Co. Limited was renamed Rifa Securities Limited on June 15, 2016, iSTAR International Futures Co. Limited was renamed Rifa Futures Limited on June 15, 2016, iSTAR International Credit Co., Limited was renamed Rifa Credit Limited in 2016.

PRC regulations currently limit foreign ownership of companies that provide ICP services, which include our business of providing financial information and data to Internet users, not to exceed 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services in China. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. CFO Fuhua is a PRC domestic company controlled by Zhiwei Zhao, our chairman and chief executive officer and Jun Wang, our director.

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and Zhengtong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengtong”) (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”) CFO Qicheng, CFO Newrand Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”), Rifa Yunling (Beijing) Technology Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd. Specifically, these contractual arrangements enable us to:

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

We entered into contractual arrangements with our affiliates including significant affiliates such as CFO Newrand, CFO Huizhi, Shenzhen Ganlanren Investment Management Co., Ltd., Rifa Yunling (Beijing) Technology Co. Ltd., Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) and Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”) and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.179 to this Annual Report on Form 20-F and incorporated herein by reference.

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

 In July 2017, the VIE contracts with Zhongheng Xintai (Beijing) Asset Management Co., Ltd were terminated. All the equity interest in Zhongheng Xintai (Beijing) Asset Management Co., Ltd was transferred from Han Meng and Wenjing Lu to other VIE entities we controlled.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2017:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web Portal and advertising services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd.	Holding company of Commodities brokerage services
Beijing Chuangying Advisory and Investment Co., Ltd.	P2P Lending services
Shenzhen Ganlanren Investment Management Co., Ltd.	N/A
Beijing Huizhi Fortune Technology Co., Ltd.	N/A
Beijing CFO Premium Technology Co., Ltd.	N/A

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 5,300 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 540 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 1,850 square meters. Our subsidiaries and affiliates that locate in Shandong lease approximately 480 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 40 square meters. Our subsidiaries that locate in Chengdu lease approximately 50 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

Our net revenues decreased by 48.7% to $42.6 million in 2017 from $83.1 million in 2016. The net loss attributable to China Finance Online Co. Limited was $36.7 million in 2017, compared with net loss of $1.7 million in 2016.

Our principal capital expenditures for 2015, 2016 and 2017 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $3.4 million, $4.6 million and $2.5 million, respectively.

Key factors affecting our operating results and financial condition

Some of the key factors affecting our operating results and financial condition include the following:

●	global macroeconomic uncertainties, as well as the overall performance of China’s economy;

●	the strategic transition of our core business from providing premium subscription services to developing fee-based securities investment advisory services with wealth management services;

●	performance of China’s securities markets, and user demand for market intelligence on China’s securities markets;

●	competition in the PRC financial data and information services industry, precious metal trading business and other financial services we may enter into;

●	PRC governmental policies relating to the commodities brokerage industry and security advisory consulting industry;

●	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;

●	contribution of alternative revenue resources such as revenues from online advertising;

●	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;

●	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;

●	other tax incentives we receive from PRC tax authorities resulting from CFO Meining (the sale of 90% of equity interest in CFO Meining was closed in the second quarter of 2016), CFO Genius and CFO Fuhua being the HNTE companies; CFO Tibet and Tibet Lieqian being the preferential tax rate for enterprises in Tibet;

●	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;

●	the desirability of our service packages relative to other products and offerings available in the market;

●	our ability to benefit from the contractual arrangements with CFO Newrand, CFO Fuhua, CFO Qicheng, and Stockstar Wealth Management and other VIEs; and

●	PRC regulatory policies.

We derive revenues primarily from our brokerage-related services, subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and wealth management services. The level of public interests in investing in China’s commodities brokerage and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $3.6 million in 2017, an increase of 24.0% from the $2.9 million contributed in 2016. Revenues from advertising accounted for 8.4% of our net revenues in 2017. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2017. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.3 million in revenue for VAT refunds in 2017. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

Gross revenues

We launched commodities brokerage services in 2013. We generate commission income and trading revenues from our clients’ commodities trading. We also generate subscription fee revenues from the sales of the financial information and investment advisory services.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31
	2015	2016	2017
Financial services	$82,851,717	$68,933,218	$28,234,546
Financial information and advisory	17,205,459	10,696,523	10,271,822
Advertising	7,023,399	2,893,707	3,588,499
Other revenues	324,191	534,448	527,783
Total revenues from external customers	$107,404,766	$83,057,896	$42,622,650

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com website. Cost of revenues accounted for 24.5% and 51.5% of our net revenues in 2016 and 2017, respectively.

Cost paid to financial advisors. We paid cost to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The cost paid were $2.0 million in 2017, constituting 9.0% of our cost of revenues.

Commission paid. Commission paid is the commission paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Commission paid constituted 64.0% of our cost of revenues in 2017.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 4.8% of our cost of revenues in 2017.

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

Stock incentive plans and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of January 2 2014, selected employees and executives have been granted restricted shares of an aggregate 1,100,240 ordinary shares with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the 2004 Plan. The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan. The share-based compensation expenses relating to the 2004 Plan were $0.9 million, $0.2 million and nil million in 2015, 2016 and 2017, respectively.

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

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company’s achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. The share-based compensation expenses relating to the nonvested shares recognized were $1.0 million and nil million in 2016 and 2017, respectively.

On November 1, 2010, iSTAR Financial Holdings Limited (later renamed Rifa Financial Holdings Limited, or Rifa Financial) granted restricted stock awards representing 15% of its ordinary shares pursuant to the 2010 Equity Incentive Plan (the “2010 Plan”) of Rifa Financial to awardees who are eligible to participate in the plan. In connection with such awards, we transferred 15% of the ordinary shares of Rifa Financial to an entity representing the eligible awardees. In order to bind those awardees together to promote the common interests of the awardees, Rifa Financial and the Company, the ordinary shares were transferred to, and are held by, Hopewin Asia Limited, which was incorporated in BVI, on behalf of and exclusively for the benefit of the whole group of awardees eligible to participate in the plan. We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders. As of December 31, 2013, all compensation cost relating to the 2010 Plan was recognized.

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 ordinary shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 14,000,000 as of December 31, 2017. 3,920,000 ordinary shares, 200,000 ordinary shares and 2,840,000 ordinary shares were granted under 2014 Plan for the year ended 2015, 2016 and 2017, respectively. As of December 31, 2017, 4,591,700 shares were available for future grant of awards. The share-based compensation expenses relating to the 2014 Plan were $1.5 million, $1.2 million and $0.8 million in 2015, 2016 and 2017, respectively.

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

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including Rifa Securities, Rifa Futures, Rifa Asset Management, Rifa Credit and other ten subsidiaries are subject to the uniform profits tax rate of 16.5% in Hong Kong. In addition, companies which are incorporated outside of Hong Kong and carry on a trade, profession or business in Hong Kong are also subject to Hong Kong profits tax in respect of their profits arising in or derived from any business carried on in Hong Kong. Profits derived that not sourced from Hong Kong are not subject to Hong Kong profits tax. There are no withholding taxes in Hong Kong on remittance of dividends to shareholders outside of the territory. In 2015, 2016 and 2017, the deductible expenses charged in Hong Kong for profits tax purpose were nil, $462 and $69,744, respectively.

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

Withholding Tax

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10% through the implementation regulations unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Hong Kong incorporated company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by a subsidiary located in the PRC to a company in Hong Kong which directly holds at least 25% of the equity interests in the subsidiary will be subject to a preferential 5% withholding tax under certain conditions. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our company in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China. If we are not able to enjoy the preferential withholding taxes, the effective tax rate would be 10% for dividends distributed by our subsidiaries, which would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31, 2017.

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

Share-based compensation. Share-based compensation with employees is measured based on the grant date fair value of the equity instrument, we recognize the compensation costs net of a forfeiture rate using straight-line method or graded vesting attribution method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

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

The fair value of the stock options and restricted shares is re-measured as of the end of each reporting period until the services of these non-employees are complete under the service contracts.

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

In January 2017, the Group made a cost method investment of $0.1 million.

The total carrying balance of such cost method investments were $1.5 million and $1.7 million as of December 31, 2016 and 2017, respectively. There was no impairment loss of the Group’s cost method investment.

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

In June 2015, the Group paid $0.3 million to acquire 20% share interest of Beijing Niucai Technology Co., Ltd (“Niucai”). In June 2017, The Group transferred 20% share interest of Niucai to its existing shareholder at a consideration of approximately $0.35 million. In December 2015, the Group entered a contractual arrangement with third parties to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which was previously owned 55% equity interests by the Company. The fair value of the 40% retained noncontrolling investment of $1.0 million was recognized in the consolidated balance sheets at the disposal date, based on the valuation performed by a third party.

The Company recognized equity method investment losses of $0.1 million and gain of $0.1 million in the consolidated statement of comprehensive income for the year ended December 31, 2016 and 2017, respectively. The carrying balance of equity method investment was $1.0 million and $0.8 million as of December 31, 2016 and 2017, respectively.

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

In 2017, we recognized losses from impairment of goodwill and indefinite-lived intangible assets of nil and $0.3 million for the year ended December 31, 2017, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Due to the business restructure, a third party appraiser performed the valuation as of June 1, 2014. We recorded $1.8 million impairment losses in relation to the long-lived assets with definite lives for the year ended December 31, 2014. No impairment loss was recorded for the long-lived assets with definite lives in 2015. In 2016, we recorded a loss from impairment of long-lived assets with definite lives of $0.5 million allocated to the commodities brokerage reporting unit because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. In 2017, we recorded nil loss from impairment of long-lived assets with definite lives.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2015		2016		2017
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$109,069	101.5%	$83,737	100.8%	$42,885	100.6%
Business tax	(1,664)	(1.5)	(679)	(0.8)	(262)	(0.6)
Net revenues	107,405	100.0%	83,058	100.0%	42,623	100.0%
Cost of revenues	(19,739)	(18.4)	(20,380)	(24.5)	(21,934)	(51.5)
Gross profit	87,666	81.6	62,678	75.5	20,689	48.5
Operating expenses:
General and administrative	(17,994)	(16.8)	(19,837)	(23.9)	(15,250)	(35.8)
Product development	(10,739)	(10.0)	(14,485)	(17.4)	(16,208)	(38.0)
Sales and marketing	(46,474)	(43.3)	(50,083)	(60.3)	(29,467)	(69.1)
Loss from impairment of intangible assets	(250)	(0.2)	(1,111)	(1.3)	(292)	(0.7)
Loss from impairment of goodwill	-	-	(6,660)	(8.0)	-	-
Total operating expenses	(75,457)	(70.3)	(92,176)	(111.0)	(61,217)	(143.6)
Government subsidies	252	0.2	1,195	1.4	230	0.5
Income (loss) from operations	12,461	11.6	(28,303)	(34.1)	(40,298)	(94.5)
Interest income	2,648	2.5	1,051	1.3	487	1.1
Interest expense	(1)	(0.0)	(2)	(0.0)	(3)	(0.0)
Exchange loss, net	(766)	(0.7)	(55)	(0.1)	(131)	(0.3)
Gain (loss) on the interest sold and retained noncontrolling investment	10,000	9.3	20,568	24.8	(1,997)	(4.7)
Gain from sales of cost method investment	4,648	4.3	-	-	-	-
Gain from sales of equity method investment	-	-	-	-	111	0.26
Loss from equity method investment	(67)	(0.1)	(138)	(0.2)	(13)	0.0
Short-term investment income	216	0.2	379	0.5	63	0.1
Other expense, net	(937)	(0.9)	(305)	(0.4)	(283)	(0.7)
Income (loss) before income tax expense	28,202	26.3	(6,805)	(8.2)	(42,064)	(98.7)
Income tax expense	(1,384)	(1.3)	(4,161)	(5.0)	(324)	(0.8)
Net income (loss)	26,818	25.0	(10,966)	(13.2)	(42,388)	(99.4)
Less: net income (loss) attributable to noncontrolling interests	4,335	4.0	(9,287)	(11.2)	(5,652)	(13.3)
Net income (loss) attributable to China Finance Online Co. Limited	22,483	20.9%	(1,679)	(2.0%)	(36,736)	(86.2)

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Our gross revenues decreased by 48.8% from $83.7 million in 2016 to $42.9 million in 2017. The decrease was mainly due to the gross revenues of $2.6 million provided by our commodities brokerage services in 2017, compared with $60.3 million in 2016.

Our business taxes and related surcharges attributable to our gross revenues decreased from $0.7 million in 2016 to $0.3 million in 2017. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 48.7% to $42.6 million in 2017 from $83.1 million in 2016. This decrease was mainly due to net revenues provided by our commodities brokerage services.

Our net revenues derived from our financial services, which include commodities brokerage, Hong Kong brokerage-related services and mutual fund, decreased to $28.2 million in 2017 from $69.0 million in 2016, representing 66.2% and 83.0% of our total net revenues for each year. This decrease was mainly due to net revenues provided by our commodities brokerage services which was suspended in the second quarter of 2017 during which time new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 4.0% from $10.7 million in 2016 to $10.3 million in 2017.

Our advertising revenues increased to $3.6 million in 2017 from $2.9 million in 2016, representing 8.4% and 3.5% of total net revenues for each year. This increased mainly due to the growth of traffic to our site.

Cost of revenues

Our cost of revenues in 2017 increased by 7.6% to $21.9 million in 2017 from $20.4 million in 2016, primarily due to commission paid to our sales agents related to our Hong Kong brokerage business.

Gross profit

As a result of the foregoing, our gross profit decreased by 67.0% to $20.7 million in 2017 from $62.7 million in 2016.

Operating expenses

Our operating expenses decreased by 33.6% to $61.2 million in 2017 from $92.2 million in 2016. Operating expenses as a percentage of net revenues increase to 143.6% in 2017 from 111.0% in 2016.

General and administrative. Our general and administrative expenses decreased by 23.1% to $15.3 million in 2017 from $19.8 million in 2016. The decrease in general and administrative expenses was mainly attributable to more stringent expense control measures. Our general and administrative expenses as a percentage of net revenues increased to 35.8% in 2017 from 23.9% in 2016.

Product development. Our product development expenses increased by 11.9% to $16.2 million in 2017 from $14.5 million in 2016. The increase in product development expenses was mainly due to an increase in recruitment of senior software engineers and capital market professionals to support further development in fintech capability. Our product development expenses increased as a percentage of net revenues to 38.0% in 2017 from 17.4% in 2016.

Sales and marketing. Our sales and marketing expenses decreased by 41.2% to $29.5 million in 2017 from $50.1 million in 2016. This was primarily due to headcount reductions in the commodity brokerage operation which was suspended in 2017. During the second quarter of 2017, commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us.

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $0.3 million associated with the acquired commodities trading right and customer relationships in 2017 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values, compared to a loss from impairment of $1.1 million in 2016.

Loss from impairment of goodwill. Our loss from impairment of goodwill was nil for the year ended December 31, 2017 compared to $6,659,691 for the year ended December 31, 2016.

Income (loss) from operations

Our loss from operations was $40.3 million in 2017 compared to $28.3 million in 2016, and our operating margin was negative 94.5% in 2017, compared to negative 34.1% in 2016. The decrease in operating margin was mainly due to the decrease in operating expenses was not in line with the decrease in revenue. Specifically, the revenue decrease by 48.7%, and the operating expenses decreased by 33.6%.

Interest income

Our interest income decreased by 53.7% to $0.5 million in 2017 from $1.1 million in 2016. The decrease was mainly due to the decrease of cash and cash equivalents in 2017, compared to the amount of cash and cash equivalents in 2016.

Interest expense

Our interest expense increased by 40.8% to $3,204 in 2017 from $2,275 in 2016.

Gain on the interest sold and retained noncontrolling investment

We recorded a loss on the interest sold and the retained noncontrolling investment of $2.0 million in the consolidated statement of comprehensive income for the year ended December 31, 2017. We fully disposed our equity interests in Zhengjin (Qingdao) Wisdom Trading Co., Ltd., and also fully disposed Shanghai Stockstar Asset Management Co., Ltd. to third parties, respectively. These entities were previously owned 59.83% and 100% equity interests by us, respectively. Furthermore, we deregistered four insignificant affiliates in 2017, which were previously owned 59.83% equity interest by us.

We recorded a gain on the interest sold and the retained noncontrolling investment of $20.6 million in the consolidated statement of comprehensive income for the year ended December 31, 2016. We disposed our 100% equity interests in CFO Fenxin which owns 90% equity interests in CFO Meining, and also fully disposed Henghui (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Henghui”) and Shanghai Yongfu Enterprises Management Consulting Co., Ltd. (“CFO Yongfu”) to third parties, respectively. Both entities were previously owned 57.07% equity interests by us. Furthermore, we deregistered two insignificant affiliates in the second quarter of 2016, which were both previously owned 70.25% equity interest by us.

We recorded a gain on the interest sold and the retained noncontrolling investment of $10.0 million in the consolidated statement of comprehensive income for the year ended December 31, 2015. We disposed our 100% equity interests in CFO Zhongcheng which owns 90% equity interests in CFO Securities Consulting, and also transferred our 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which we previously owned 55% equity interests, to third parties in 2015.

Gain from sale of cost method investment

In 2015, the Group sold a cost method investment in Beijing Cowboy Network Technology Co., Ltd. to third parties, which was acquired during 2012 and 2013, and recognized a gain from the sale of cost method investment of $4.6 million in 2015.

Short-term investment income

Our gain from short-term investments, which are classified as trading securities, held-to-maturity or available-for-sale decreased to $0.1 million in 2017 from $0.4 million in 2016. The decrease was mainly due to the decrease in the volume of purchase and redemption of available-for-sale securities.

Other loss, net

Our other loss, net was $0.3 million in 2017 compared to other loss, net was $0.3 million in 2016.

Income tax expense

Our income tax expense was $0.3 million in 2017 compared to an income tax expense was $4.2 million in 2016.

Net Loss attributable to the Company

Our net loss attributable to the Company was $36.7 million in 2017 compared to net loss attributable to the Company was $1.7 million in 2016, and our net income margin was negative 86.2% in 2017 and 2.0% in 2016.

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

This decrease was mainly due to the net revenues provided by our commodities brokerage services. Our net revenues derived from our financial services, which include commodities brokerage, Hong Kong brokerage-related services and mutual fund, decreased to $69.0 million in 2016 from $83.0 million in 2015, representing 83.0% and 77.1% of our total net revenues for each year.

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

Loss from impairment of intangible assets. Our loss from impairment of intangible assets was $1.1 million associated with the acquired commodities trading right and customer relationships in 2016 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values, compared to a loss from impairment of $0.3 million in 2015.

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

Gain on the interest sold and retained noncontrolling investment

We recorded a gain on the interest sold and the retained noncontrolling investment of $20.6 million in the consolidated statement of comprehensive income for the year ended December 31, 2016. We disposed our 100% equity interests in CFO Fenxin which owns 90% equity interests in CFO Meining, and also fully disposed Henghui (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Henghui”) and Shanghai Yongfu Enterprises Management Consulting Co., Ltd. (“CFO Yongfu”) to third parties, respectively. Both entities were previously owned 57.07% equity interests by us. Furthermore, we deregistered two insignificant affiliates in the second quarter of 2016, which were both previously owned 70.25% equity interest by us.

We recorded a gain on the interest sold and the retained noncontrolling investment of $10.0 million in the consolidated statement of comprehensive income for the year ended December 31, 2015. We disposed our 100% equity interests in CFO Zhongcheng which owns 90% equity interests in CFO Securities Consulting, and also transferred our 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which we previously owned 55% equity interests, to third parties in 2015.

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

Other loss, net

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2017, we had approximately $38.7 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2015, 2016 and 2017:

	For the year ended December 31
(in thousands of U.S. dollars)	2015	2016	2017
Net cash provided by (used in) operating activities	$19,817	$(21,342)	$(26,323)
Net cash provided by (used in) investing activities	40,558	(3,319)	15,832
Net cash provided by (used in) financing activities	(5,592)	9,702	(19,056)
Net increase (decrease) in cash and cash equivalents	53,195	(19,583)	(27,459)
Cash and cash equivalents at beginning of year	32,539	85,734	66,151
Cash and cash equivalents at end of year	$85,734	$66,151	$38,693

Net cash used in operating activities for 2017 was $26.3 million, compared to net cash used in operating activities was $21.3 million in 2016 and net cash provided by operating activities was $19.8 million in 2015. In 2017, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $42.4 million were changes in certain working capital accounts, principally an increase in accounts receivable-others of $5.1 million and an increase in guarantee deposit funds of $5.6 million. The increase in these two accounts primarily because of the decrease in the amount due from the Commodities Exchanges related to our commodities brokerage services.

In 2016, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $11.0 million were changes in certain working capital accounts, principally an increase in account payable of $3.6 million and an increase in income taxes payable of $2.3 million, partially offset by: (i) an increase in accounts receivable-others of $2.1 million, (ii) an increase in accounts receivable-margin clients of $3.2 million, and (iii) an increase in restricted cash of $2.6 million. Account payable increased primarily because of the increase in the amount due to our Hong Kong brokerage services customers. The increase in accounts receivable-others was mainly due to the amount due from the Commodities Exchanges related to our commodities brokerage services in the ordinary course of trading business. The increase in accounts receivable-margin clients was due to the margin loan to customers for securities purchase related to our Hong Kong brokerage services business. The increase in restricted cash was due to the cash we required the obligor to deposit in bank accounts for providing guarantee to perform the contract obligation related to “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution.

In 2015, difference between our net cash providing by operating activities and our net income of $26.8 million. The net cash provided by operating activities was primarily due to the increase in cash receipt from commodities brokerage services.

Net cash provided by investing activities was $15.8 million in 2017, compared to net cash used in investing activities was $3.3 million in 2016, compared to net cash provided by investing activities was $40.6 million in 2015. In 2017, net cash used in investing activities was primarily due to a net cash in of $15.4 million from selling held-to-maturity investments.

In 2016, net cash used in investing activities was primarily due to (i) the collection of $23.8 million from disposal of 100% equity interest in CFO Fenxin, 90% equity interest in CFO Meining, and complete disposal of CFO Henghui and CFO Yongfu; (ii) a net cash out of $16.6 million to purchase short-term investments; (iii) cash out to purchase of property and equipment of $4.6 million; and (iv) the repayment of the partial consideration collected in 2015 related the disposal of Rifa Futures and iSTAR Wealth Management in the amount of $5.3 million.

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

Net cash used by financing activities was $19.1 million in 2017, compared to net cash provided by financing activities was $9.7 million in 2016, compared to net cash used in financing activities was $5.6 million in 2015. We paid dividends to our noncontrolling shareholders of nil, $9.8 million and $6.5 million in 2017, 2016 and 2015, respectively. In 2017, we paid the net funds committed by the clients through our wealth management platform (Yinglibao) in the amount of $19.1 million.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2015, 2016 and 2017 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $3.4 million, $4.6 million and $2.5 million, respectively.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $34.6 million as of December 31, 2017.

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

Restrictions on Renminbi conversion

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 5.8% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. In 2017, PBOC reaffirmed that it will improve the yuan regime and steadily push forward with the yuan’s convertibility on the capital account. In improving the policy framework for cross-border use of the RMB, China will pay “equal attention to development, reform and risk prevention”.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2016 and 2017, respectively:

	For the year ended December 31,
	2016	2017
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions
Denomination in RMB	$51,011,403	$14,804,213
Denomination in foreign currencies	$75	$12

Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$45,477,997	$10,211,908
Denomination in foreign currencies	-	-

Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$246,061	$431,808
Denomination in foreign currencies	$17,377,457	$25,492,472

C. Research and development.

In the three years ended December 31, 2015, 2016 and 2017, our product development expenses were $10.7 million, $14.5 million and $16.2 million, respectively. Our research and development efforts consist of continuing to:

●	increase the breadth of our service offerings through the addition of new features and functions to our service packages;

●	enhance our subscribers’ experience by improving the quality of our research tools and website;

●	develop additional research tools, features, content and services specifically targeting the high-end subscribers; and

●	increase in recruitment of senior software engineers and capital market professionals for support further development in all lines of business.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements.

We have not entered into any financial guarantee or other commitments to guarantee the payment obligations of any other parties. We do not enter into any derivative financial instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular disclosure of contractual obligations.

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2017 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$3,845,408	$1,717,420	$5,562,828
1 - 3 years	5,926,038	3,206,034	9,132,072
3 - 5 years	-	-	-

Apart from such premises, as of December 31, 2017, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor.

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	54	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	47	Director
Zheng (James) Chen (1)	52	Independent Director
Jian Wang (1) (2) (3)	55	Independent Director
Yaowei Zhang (1) (2) (3)	55	Independent Director

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

The address of each of our executive officers and directors is 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052.

Biographical Information

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our Board of directors in April 2012 and continues to serve as the Chief Executive Officer of the company. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology and he obtained his EMBA degree from PBC School of Finance of Tsinghua University.

Jun (Jeff) Wang has served as our director since May 2012. Mr. Wang is a partner at Z-Park Fund, a private equity fund focusing on investment in sectors including TMT, energy, high-precision manufacturing, and healthcare.  Mr. Wang served as our Chief Financial Officer from August 15, 2006 to May 16, 2017 and was appointed to serve as a member of our Board in May 2012.  Mr. Wang was a Senior Manager at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that, Mr. Wang provided consulting services at Deloitte’s Beijing, London and New York offices. Mr. Wang now serves as independent director and chairman of audit committee on the Board of Secoo Holdings, an online integrated upscale products and services company listed on NASDAQ.  Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

James (Zheng) Chen has served as our director since June 2015. He has served as the chief executive officer of Origin Agritech since March, 2018. He was Origin Agritech’s CFO from 2012 to 2016 and was appointed a director of Origin on August 30, 2017. Dr. Chen’s previous professional experience includes CFO of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority (ADIA), and senior equity analyst positions at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”).

Jian Wang has served as our director since June 2015. He has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation (“Five Star”), a key member of Best Buy Co., Inc. (“Best Buy”), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy’s acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded “China’s Best Employer” for four consecutive years since 2009 under Mr. Wang’s leadership and he himself has also been awarded “China’s Best Entrepreneur on Employer’s Development”. In 2016, he was honored the National Business Ethics Model by China General Chamber of Commerce. Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University. He received his EMBA degree from China Europe International Business School (CEIBS) and obtained EMBA degree from PBC School of Finance of Tsinghua University.

Yaowei Zhang has served as our director since June 2015. He served as Independent Director of Shanghai Everjoy Health Group Co., Ltd (formerly known as Shanghai Cimic Holdings Co., Ltd..) from March 2014 to June 2017. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Yunshi Investment Management (Shanghai) Co., Ltd., Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang is the General Partner of Zhuhai Shenzhouyun Investment Fund, President of Zhuhai Yunzhou Investment Management Co. Ltd. and President of Zhuhai Yunshenzhou Investment Management Co., Ltd. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People’s Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D. of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

B. Compensation of directors and executive officers.

In 2017, we paid aggregate cash compensation of approximately $568,000 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in January 2019.

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

Under the 2004 Plan, as of December 31, 2017, we have a total number of 13,677,960 options that are currently vested and exercisable for ordinary shares. Based on the Company’s requisite service period stated in the 2004 Plan, all the granted restricted shares of 1,100,240 ordinary shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2016 with no additional shares issued in 2017.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2017 pursuant to the 2004 Plan:

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

2014 Stock Incentive Plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group.

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

During 2015, 2016 and 2017, the Company granted totaling 120,000, nil and 2,690,000 stock options under the 2014 Plan. We have a total number of 1,045,800 options that are currently vested and exercisable for ordinary shares as of December 31, 2017.

In 2015 and 2016 and 2017, the Company granted 3,800,000, 200,000 and 150,000 restricted shares to eligible persons under the 2014 Plan, respectively. As of December 31, 2017, 4,671,860 shares were vested, of which 395,205 shares were issued.

The table below sets forth the stock options and restricted shares grants made to our current directors and executive officers as of December 31, 2017 pursuant to the 2014 Plan:

Number of
ordinary Shares to
be issued upon
	exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$-	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
Zheng (James) Chen	*	$-	November 16, 2015	November 16, 2025
Jian Wang	*	$-	November 16, 2015	November 16, 2025
Yaowei Zhang	*	$-	November 16, 2015	November 16, 2025
Jun (Jeff) Wang	*	$-	November 16, 2015	November 16, 2025

*	Upon vesting of stock options and restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2017, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2017, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

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

As of December 31, 2016, all of the 3,000,000 ordinary shares become activated and vested as one of the performance targets was achieved. As of December 31, 2017, the 1,099,555 vested ordinary shares remain unissued.

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

C. Board practices.

In 2017, our directors met in person or passed resolutions by unanimous written consent total of twice. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Zheng (James) Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	54	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	47	Director	Date of 2018 annual general meeting
Zheng (James) Chen	52	Director	Date of 2018 annual general meeting
Jian Wang	55	Director	Date of 2019 annual general meeting
Yaowei Zhang	55	Director	Date of 2019 annual general meeting

D. Employees.

As of December 31, 2015, 2016 and 2017, we employed approximately 1,900, 1,900 and 760 employees. China enacted a new Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the new law. We work with the employees to insure that the employees obtain the full benefit of the new Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks relating to doing business in the People’s Republic of China — PRC’s new labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2017, 118,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 21,219,601 of our ADSs were outstanding.

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

Number of Shares Beneficially Owned Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	31,857,583	26.98%
Zheng (James) Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	2,214,240	1.87%
All current directors and executive officers as of December 31, 2017 as a group (5 persons)	34,254,223	29.00%

5% Shareholder
Zhiwei Zhao (1)	31,857,583	26.98%
IDG Technology Venture Investment, LP (2)	6,723,115	5.69%
IDG Technology Venture Investment, Inc. (3)	4,670,505	3.95%
Jianping Lu (4)	7,156,121	6.06%
Ling Zhang (5)	8,746,370	7.41%

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2017, would beneficially own less than 1% of our ordinary shares.

(1)	Mr. Zhiwei Zhao is considered the beneficial owner of 31,857,583 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. as of December 31, 2017 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2017 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,197,600 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2017.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2017 in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)	Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2017 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2017, we had 118,098,018 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 89.84% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

See “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

See “Item 4.C. Information on the Company — Organizational Structure.”

The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.179 to this Annual Report on Form 20-F and incorporated herein by reference.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2015, 2016 and 2017, we had nil, nil and nil, respectively due from related parties. It represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received within the respective fiscal year. As of December 31, 2015, 2016 and 2017, we also had $0.9 million, nil and nil, respectively due to related parties.

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

During a mediation session in May 2016, the parties agreed to settle the action for $3.0 million. The settlement was preliminarily approved on November 18, 2016 and notice of the settlement was provided to putative class members. No class members objected to the settlement and none requested exclusion. The settlement includes a release of all claims asserted in the Complaint (or any of the previous versions of the complaint) or all claims that could have been asserted based on the same operative facts at issue in the Complaint. This release applies not only as to the Company, but also as to individuals and entities included within the definition of “Releasees”, which definition includes, among others, current and former officers and directors of the Company.

Following a March 21, 2017 fairness hearing, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after lead plaintiffs file their motion for final distribution of the settlement amount. On June 23, 2017, the court granted the lead plaintiffs’ motion for a first distribution of the settlement amount, less attorneys’ fees and expenses. On June 28, 2017, lead plaintiffs informed the court checks representing the net settlement amount were mailed to class members. On April 18, 2018, lead plaintiffs informed the court that checks representing all but $2,759.76 of the net settlement amount had been cashed, requested that the court authorize a second and final distribution for the remaining amount, and requested that the court enter the judgment. The court has not yet responded to this request. Assuming the court enters the judgment as anticipated by the settlement approval order and there are no appeals, the approval of the settlement will become final (and no longer subject to appeal) 30 days after the judgment is entered.

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

All the officers and other key staff responsible for the internal control deficiencies that are the subject of the disciplinary action have ceased to be employed by Rifa Futures. The HK$3 million fine has been reflected in the financial results in 2016. On May 25, 2017, we paid the HK$3 million fines to SFC.

Other Litigations against the Company’s Subsidiaries or PRC Affiliates

From time to time, we have been involved in litigation or other disputes regarding, among other things, copyright infringement. The suit brought by China International Capital Corporation Limited (“CICC”) reached a settlement agreement in 2017.

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

B. Significant changes since December 31, 2017.

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

The following table provides the high and low trading prices for our ADSs on NASDAQ for (i) the years 2013, 2014, 2015, 2016 and 2017; (ii) each of the quarters since the first quarter in 2016; and (iii) each of the six months since October 2017.

	Trading Price
	High	Low
Yearly highs and lows
Year 2013	6.45	1.14
Year 2014	11.88	2.33
Year 2015	6.85	2.90
Year 2016	6.10	3.48
Year 2017	4.14	1.32
Quarterly highs and lows
First Quarter 2016	6.10	4.30
Second Quarter 2016	6.05	3.82
Third Quarter 2016	5.19	4.08
Fourth Quarter 2016	4.45	3.48
First Quarter 2017	3.65	3.00
Second Quarter 2017	3.56	1.61
Third Quarter 2017	2.90	1.32
Fourth Quarter 2017	4.14	1.70
First Quarter 2018	3.36	2.06
Monthly highs and lows
October 2017	2.79	1.92
November 2017	2.37	1.70
December 2017	4.14	1.71
January 2018	3.36	2.37
February 2018	2.66	2.06
March 2018	2.65	2.20
April 2018 (through April 12, 2018)	2.66	2.04

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

On August 4, 2017, Circular of the General Office of the State Council on Forwarding the Guiding Opinions of the National Development and Reform Commission, the Ministry of Commerce, the People’s Bank of China and the Ministry of Foreign Affairs on Further Guiding and Regulating the Outbound Investment Direction. Restrictions will be imposed on domestic enterprises in respect of their efforts in any outbound investment projects that go against China’s diplomatic policy of pursuing the peaceful development road, opening-up strategy of mutual benefits and win-win results, or macro-control policies, including:

●	Outbound investment projects made in any sensitive country or region which has not established diplomatic relations with China yet, is undergoing wars or is limited under a bilateral or multi-lateral treaty or agreement already concluded by China.

●	Outbound investment projects made in such sectors as the real estate, hospitality, film cinemas, entertainment or sports clubs.

●	Private equity funds or investment platforms established outside the territory of China for non-concrete business projects.

●	Outbound investment projects made through backward production equipment that does not meet technological standards formulated by an investment destination.

●	Outbound investment projects that do not conform to standards in respect of environmental protection, energy consumption, and security formulated by an investment destination.

In particular, the first three categories of projects must be approved by the competent authority of outbound investment.

E. Taxation.

Hong Kong taxation

Profits tax. Hong Kong does not impose capital gains tax on gains derived from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. The profits tax rate for the tax year of assessment ending on 31 March, 2018 is 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid by Hong Kong companies to persons outside of Hong Kong. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the U.S.

Stamp duty. Hong Kong stamp duty is generally payable on the transfer of shares in companies incorporated in Hong Kong. The stamp duty is payable both by the purchaser on every purchase and by the seller on every sale of such shares at the ad valorem rate of HK$1.00 per HK$1,000 or part thereof, on the higher of the consideration for or the value of the shares transferred. In addition, a fixed duty, currently of HK$5, is payable on an instrument of transfer for the transfer of such shares. Where one party to the sale does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer of such shares (if any), and the purchaser will be liable for payment of such stamp duty. A withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also require payment of Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless such withdrawal or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not require payment of stamp duty. In addition, no Hong Kong stamp duty is payable upon the transfer of ADSs effected outside Hong Kong.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2016 and 2017, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2017, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $0.5 million to $0.1 million. In addition, with respect to cash, cash equivalents and restricted cash as of December 31, 2016, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $1.1 million to $0.4 million.

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

We have recorded foreign exchange loss of $131,461 in net loss in 2017, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately -6.1%, -6.8% and -5.8% against the U.S. dollar in 2015, 2016 and 2017, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2017, we had cash, cash equivalents and restricted cash of US$14.8 million (approximately RMB96.7 million) which were denominated in RMB at the exchange of $1.00 for RMB6.5342 and US$25.5 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $14.7 million as of December 31, 2017.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. On May 22, 2013, we entered into a new contract with the depositary with a term of 5 years, which started from May 22, 2013. We were entitled to receive the maximum amount as US$270,000 for the periods between May 22, 2014 and May 21, 2015, US$289,000 for the year between May 22, 2015 and May 21, 2016, US$290,000 for the year between May 22, 2016 and May 21, 2017 and US$290,000 for the year between May 22, 2017 and May 21, 2018 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and the vice president (the person performing the functions of the principal financial officer), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management including our chief executive officer and the vice president (the person performing the functions of the principal financial officer), has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2017.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and the vice president (the person performing the functions of the principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

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

In 2016, our management identified one material weakness in our internal control over financial reporting related to our lack of implementation of effective control activities over the specific or non-routine activities and transactions to ensure the timely communication of sufficient information to the financial reporting team for certain accounting matters. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified. In 2017, we allocated additional resources to improve financial oversight function, reviewed U.S. GAAP and SEC reporting requirements more frequently to guide our consolidated financial statements and related disclosures, and we also send our financial staff to U.S GAAP and SEC Update seminar to make the company keep up to date with the latest reporting requirements.

Under the supervision of our chief executive officer and the vice president (the person performing the functions of the principal financial officer), our management conducted an assessment of our internal control over financial reporting as of December 31, 2017, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2017, we implemented the following measures to strengthen our internal controls:

●	We review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements more frequently.

●	We developed a contingency plan to react to unexpected situations that may result in the absence of management members who have a significant role in our internal control over financial reporting to ensure that material information we must disclose in our periodic reports is recorded, processed, summarized and filed or submitted on a timely basis.

●	We also provided training to our accounting team and other relevant personnel on various relevant topics that relate to U.S. GAAP accounting and reporting guidance applicable to our financial statements and implementation of our internal control over financial reporting.

Other than as described above, there were no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

Our board of directors has concluded that Mr. Zheng (James) Chen, an independent director of our company and a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2015, 2016 and 2017 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2017		2016		2015
Audit Fees(1)	US$	411,000	US$	418,000	US$	416,000
Audit Related Fees		-		-		-
Tax Fees		-		-		-
All Other Fees		-		-		-

(1)	“Audit Fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by BDO China for the audit of our annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for China Finance Online Co. Limited, its subsidiaries, its variable interest entities (“VIEs”) and its VIE’s subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
2.2	Specimen American Depositary Receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004
4.1	2004 Incentive Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 4.1 from our 2006 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2007)
4.2	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on August 24, 2007)
4.3	Amended Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan dated May 20, 2009 (incorporated by reference to Exhibit 4.3 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.4	Translation of Purchase Option and Cooperation Agreement dated May 27, 2004 among China Finance Online Co. Limited, Jun Ning, Wu Chen and CFO Fuhua (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.5	Translation of Share Pledge Agreement dated May 27, 2004 among Jun Ning, Wu Chen and CFO Beijing (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.6	Translation of Framework Agreement on Exercising Purchase Option dated November 20, 2006 by and among China Finance Online Co. Limited, Jun Ning, Wu Chen, Zhiwei Zhao, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.7 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.7	Translation of Purchase Option and Cooperation Agreement dated November 20, 2006 among China Finance Online Co. Limited, Zhiwei Zhao, Wu Chen, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.10 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.8	Translation of Share Pledge Agreement dated November 20, 2006 among Zhiwei Zhao, Wu Chen and CFO Beijing(incorporated by reference to Exhibit 4.11 from our 2006 Annual Report on Form 20-F (File No.000-50975 ) filed with the Securities and Exchange Commission on May 29, 2007)
4.9	Translation of Equipment Lease Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.10	Translation of Technical Support Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.11	Translation of Amended and Restated Strategic Consulting Agreement between CFO Beijing and CFO Fuhua dated May 27, 2004 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)
4.12	Translation of Framework Agreement on Exercising Purchase Option dated October 18, 2007 by and among China Finance Online Co. Limited, Wu Chen, Zhiwei Zhao, Jun Wang, CFO Fuhua and CFO Beijing (incorporated by reference to Exhibit 4.15 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.13	Translation of Share Transfer Contract (related to shares of CFO Fuhua) dated October 18, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.17 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.14	Translation of Share Pledge Agreement dated October 18, 2007 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.18 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.15	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.19 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.16	Translation of Purchase Option and Cooperation Agreement dated March 3, 2008 among China Finance Online Co. Limited, Zhiwei Zhao, Jun Wang and CFO Fuhua (incorporated by reference to Exhibit 4.20 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.17	Translation of Share Pledge Agreement dated March 3,2008 among Zhiwei Zhao, Jun Wang and CFO Beijing (incorporated by reference to Exhibit 4.23 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.18	Translation of Loan Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.51 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.19	Translation of Share Pledge Agreement dated November 20, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.52 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.20	Translation of Purchase Option Agreement dated November 20, 2009 among CFO Chuangying, CFO Qicheng, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.53 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.21	Translation of Operation Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.54 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.22	Translation of Technical Support Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.55 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.23	Translation of Strategic Consulting and Service Agreement dated November 20, 2009 between CFO Chuangying and CFO Qicheng (incorporated by reference to Exhibit 4.56 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.24	Translation of Loan Agreement dated September 1, 2007 among Fortune Software (Beijing) Co., Ltd., Wu Chen and Zhiwei Zhao (incorporated by reference to Exhibit 4.30 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.25	Translation of Framework Agreement among Fortune Software (Beijing) Co., Ltd., Wu Chen, Jun Wang and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.29 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.26	Translation of Share Transfer Contract (related to shares of Beijing Glory Technology Co., Ltd.) dated September 10, 2007 by and between Wu Chen and Jun Wang (incorporated by reference to Exhibit 4.31 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.27	Translation of Purchase Option Agreement dated September 10, 2007 among Fortune Software (Beijing) Co., Ltd., Jun Wang, Zhiwei Zhao and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.28	Translation of Operation Agreement dated September 10, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.32 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.29	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.33 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.30	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Glory Technology Co., Ltd. dated September 10, 2007 (incorporated by reference to Exhibit 4.34 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.31	Translation of Framework Agreement for Exercise of Purchase Option dated June 2, 2009 among Wei Xiong, Zhenfei Fan, Zhiwei Zhao, Jun Wang, CFO Software and Beijing Premium Technology Co., Ltd. (“CFO Premium”) (incorporated by reference to Exhibit 4.35 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.32	Translation of Purchase Option Agreement dated June 2, 2009 among CFO Software, CFO Premium, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.36 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.33	Translation of Share Pledge Agreement dated June 2, 2009 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.37 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.34	Translation of Operation Agreement among dated August 21, 2007 by and between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd.(incorporated by reference to Exhibit 4.25 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.35	Translation of Technical Support Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.26 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)
4.36	Translation of Strategic Consulting and Service Agreement between Fortune Software (Beijing) Co., Ltd. and Beijing Premium Technology Co., Ltd. dated August 21, 2007 (incorporated by reference to Exhibit 4.27 from our 2007 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on June 5, 2008)

4.37	Translation of Loan Agreement dated November 25, 2009 among CFO Chuangying, Yang Yang and Lin Yang (incorporated by reference to Exhibit 4.57 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.38	Translation of Framework Agreement of Exercising Purchase Option dated November 1, 2012 among Yang Yang, Ying Zhu, CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.45 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.39	Translation of Share Pledge Agreement dated November 1, 2012 among CFO Chuangying, Ying Zhu and Lin Yang (incorporated by reference to Exhibit 4.46 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No.000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.40	Translation of Operation Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.60 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.41	Translation of Technical Support Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.61 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.42	Translation of Strategic Consulting and Service Agreement dated November 25, 2009 between CFO Chuangying and CFO Yingchuang (incorporated by reference to Exhibit 4.62 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.43	Translation of Loan Agreement dated May 8, 2008 among CFO Software, Zhenfei Fan and Xun Zhao (incorporated by reference to Exhibit 4.43 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.50	Translation of Loan Agreement dated November 25,2009 among CFO Chongzhi, Zhihong Wang and Ran Yuan (incorporated by reference to Exhibit 4.63 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.51	Translation of Purchase Option and Cooperation Agreement dated November 30, 2009 among CFO Chongzhi, Shanghai Stockstar Information & Technology Co., Ltd., Ran Yuan and Zhihong Wang (incorporated by reference to Exhibit 4.65 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.52	Translation of Framework Agreement of Exercising Purchase Option dated April 6, 2010 among Zhihong Wang, Na Zhang, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 from Amendment No. 1 to our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.53	Translation of Framework Agreement of Exercising Purchase Option dated November 8, 2010 among Ran Yuan, Xun Zhao, CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd (incorporated by reference to Exhibit 4.53 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.54	Translation of Share Pledge Agreement dated January 15, 2012 among Na Zhang, Xun Zhao and CFO Chongzhi (incorporated by reference to Exhibit 4.54 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.55	Translation of Operation Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.66 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.56	Translation of Technical Support Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.67 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.57	Translation of Strategic Consulting and Service Agreement dated November 30, 2009 between CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. (incorporated by reference to Exhibit 4.68 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.58	Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.58 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.59	Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.59 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.60	Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong (incorporated by reference to Exhibit 4.60 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.61	Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.61 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.62	Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.62 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.63	Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.63 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.64	Translation of Framework Agreement of Exercising Purchase Option dated November 15, 2012 among Zhiwei Zhao, Jun Wang, Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.64 from our 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.65	Translation of Purchase Option and Cooperation Agreement dated December 11, 2012 among Xiaowei Wang, Na Zhang, CFO Chuangying and CFO Software (incorporated by reference to Exhibit 4.65 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.66	Translation of Share Pledge Agreement dated November 15, 2012 among Xiaowei Wang, Na Zhang and CFO Software (incorporated by reference to Exhibit 4.66 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.67	Operation Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.40 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.68	Technical Support Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.41 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.69	Strategic Consulting and Service Agreement dated February 12, 2009 between CFO Software and CFO Chuangying (incorporated by reference to Exhibit 4.42 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010)
4.70	Translation of Loan Agreement dated June 1, 2014 among CFO Zhengyong, Lin Yang and Yi Yang (incorporated by reference to Exhibit 4.70 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.71	Translation of Purchase Option and Cooperation Agreement dated June 1, 2014 among Lin Yang, Yi Yang, CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.71 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.72	Translation of Operation Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.72 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.73	Translation of Technical Support Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.73 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.74	Translation of Strategic Consulting and Service Agreement dated June 1, 2014 between CFO Newrand and CFO Zhengyong (incorporated by reference to Exhibit 4.74 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.75	Translation of Loan Agreement dated February 12, 2014 among CFO Zhengyong, Ran Tao and Haibin Wang (incorporated by reference to Exhibit 4.75 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.76	Translation of Purchase Option and Cooperation Agreement dated February 12, 2014 among Tao Ran, Haibin Wang, Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.76 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.77	Translation of Share Pledge Agreement dated February 12, 2014 among Ran Tao, Haibin Wang and CFO Zhengyong (incorporated by reference to Exhibit 4.77 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.78	Translation of Operation Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.78 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.79	Translation of Technical Support Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.79 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.80	Translation of Strategic Consulting and Service Agreement dated February 12, 2014 between Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong (incorporated by reference to Exhibit 4.80 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.81	Translation of Loan Agreement dated May 14, 2014 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.81 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.82	Translation of Purchase Option and Cooperation Agreement dated May 14, 2014 among Zhiwei Zhao, Jun Wang, CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.82 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.83	Translation of Operation Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.83 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.84	Translation of Technical Support Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.84 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.85	Translation of Strategic Consulting and Service Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.85 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.86	Translation of Shenzhen Stock Exchange Proprietary Information License Agreement dated March, 2012 between CFO Fuhua and Shenzhen Securities Information Co., Ltd. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.; filed as Exhibit 4.61 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.87	Translation of Securities Information License Contract dated December 26, 2011 between SSE Infonet Ltd. and CFO Fuhua (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission., which request is pending; filed as Exhibit 4.62 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.88	Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)
4.89	Translation of China Financial Futures Exchange Futures Information License Agreement dated April 8, 2009 between CFO Software and China Financial Futures Exchange (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.75 from our 2009 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 28, 2010); Supplemental Agreement dated April 16, 2011 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to Exhibit 4.78 from our 2010 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 31, 2011)
4.90	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between the Company and Hang Seng Indexes Company Limited dated February 27, 2009 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.91	Translation of Agreement for Supply of Real-time Hang Seng Family of Indexes by and between CFO Fuhua and Hang Seng Indexes Company Limited dated December 11, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.92	Renewal of Shanghai Stock Exchange Securities Information Operation License Agreement by and between CFO Fuhua and Shanghai Stock Exchange Information Network Co., Ltd. dated December 25, 2012 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.93	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Fuhua and Shenzhen Securities Information Network Co., Ltd. dated March 15, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.94	Renewal of Shenzhen Stock Exchange Proprietary Information License Agreement by and between CFO Meining and Shenzhen Securities Information Network Co., Ltd. dated March 1, 2013 (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.95	English Summary of the real estate investment contract and the shareholder agreement by and among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and its original shareholders dated March 19, 2013. (Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. Section 200.83). The omitted materials have been filed separately with the Securities and Exchange Commission.)
4.96	Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.31 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.97	Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.32 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.98	Translation of Agreement for Change of Parties to the Contract (incorporated by reference to Exhibit 4.33 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.99	Translation of Purchase Agreement between Giant Bright and Hadevan (incorporated by reference to Exhibit 4.34 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.100	Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.35 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.101	Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.36 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.102	Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising (incorporated by reference to Exhibit 4.37 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.103	Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd. (incorporated by reference to Exhibit 4.38 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)
4.104	Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd. (incorporated by reference to Exhibit 4.116 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)
4.105	2014 Stock Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.106	Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)
4.107	Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng (incorporated by reference to Exhibit 4.109 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.108	Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. and Golden Pioneer (Beijing) Network Technology Co. Ltd. (incorporated by reference to Exhibit 4.110 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.109	Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.110	Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.111	Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.113 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.112	Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.114 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.113	Translation of Online Securities Business Cooperation Agreement between China International Capital Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.115 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.114	Translation of Online Securities Business Cooperation Agreement between Heng Tai Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.116 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)
4.115	Translation of Sale & Purchase Agreement dated March 30, 2015 about the 100% Equity of Rifa Futures and Rifa Wealth Management between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.115 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.116	Translation of the First Supplement dated April 9, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.116 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.117	Translation of the Second Supplement dated September 28, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.117 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.118	Translation of the Agreement on Enforcement of Arbitration Award dated on December 9, 2015 among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.118 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.119	Translation of the Reorganization Framework Agreement dated May 4, 2015 between China Finance Online Co. Limited, Danford (H.K.) Limited, Dongjin Investment Co., Ltd., Beijing Cairuitong Technology Co., Ltd., Caifu Xinying (Beijing) Technology Co., Ltd. and Beijing Cowboy Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.119 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.120	Translation of Share Transfer Agreement dated on May 25, 2015 between Beijing Glory Technology Co., Ltd. and Shanghai Zheshang Business Consulting Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.121	Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.121 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.122	Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Shanghai Ever Bright Yan Ze Venture Capital Enterprise (limited partnership). (incorporated by reference to Exhibit 4.122 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.123	Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Shanghai Ever Bright Fu Yi Venture Capital Enterprise (limited partnership) (incorporated by reference to Exhibit 4.123 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.124	Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.124 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.125	Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Xiaoming Wang (incorporated by reference to Exhibit 4.125 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.126	Translation of the Framework Agreement dated December 11, 2015 about the reorganization and sale & purchase of stockstar.com related business (incorporated by reference to Exhibit 4.126 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.127	Translation of the Share Transfer Agreement dated August 27, 2015 by and among CFO Meining and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.128	Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhang Na and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.129	Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhao Xun and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.130	Translation of the Share Transfer Agreement dated December 10, 2015 by and among CFO Meining, Zhiwei Zhao, Jun Wang, Tibet Fortune Jinyuan Network Technology Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.130 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.131	Translation of the Termination Agreement dated September 20, 2015 by and among CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.131 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.132	Translation of the Termination Agreement dated September 20, 2015 by and among CFO Chongzhi, Na Zhang, Xun Zhao and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain purchase option and cooperation agreement, loan agreement and share pledge agreement. (incorporated by reference to Exhibit 4.132 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.133	Translation of the Termination Agreement dated December 8, 2015 by and between CFO Software and CFO Securities Consulting terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.133 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.134	Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Zhiwei Zhao, and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.134 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.135	Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Jun Wang and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.135 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.136	Translation of the Share Transfer Agreement dated December 24, 2015 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., Shanghai EBI Capital Co., Ltd. and Xiaoming Wang. (incorporated by reference to Exhibit 4.136 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.137	Translation of the Sale & Purchase Agreement dated April 8, 2016 about the 100% equity of Rifa Wealth Management between Rifa Management Limited and Tianfeng Securities Co., Ltd. (incorporated by reference to Exhibit 4.137 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)
4.138	Translation of the Equity Transfer Agreement dated January 12, 2016 by and among CFO Fuhua, Shanghai Fenxin Information Technology Co., Ltd. and Tibet Fortune Jinyuan Network Technology Co., Ltd. regarding the transfer of equities in CFO Meining.
4.139	Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., and Shanghai Jiuyi Ruotong Start-up Investment Enterprise (limited partnership) regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.
4.140	Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd. and Shanghai Jiuyi Yonglin Investment Management Entreprise, regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.
4.141	Translation of Loan Agreement dated September 9, 2016 among Beijing Glory Technology Co., Ltd., Meng Han and Lu Wenjing.
4.142	Translation of Purchase Option and Cooperation Agreement dated September 9, 2016 among Beijing Glory Technology Co., Ltd., Meng Han, Lu Wenjing and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.143	Translation of Share Pledge Agreement dated September 9, 2016 among Meng Han, Lu Wenjing and Beijing Glory Technology Co., Ltd.
4.144	Translation of Operation Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.145	Translation of Technical Support Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.146	Translation of Strategic Consulting and Service Agreement dated September 9, 2016 between Beijing Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Assets Management Co., Ltd.
4.147	Translation of Loan Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei and Cheng Shichao.
4.148	Translation of Purchase Option and Cooperation Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei, Cheng Shichao and Beijing Huizhi Fortune Technology Co., Ltd.
4.149	Translation of Share Pledge Agreement dated August 1, 2016 among Cui Wei, Cheng Shichao and Fortune Software (Beijing) Co., Ltd.
4.150	Translation of Operation Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.151	Translation of Technical Support Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.152	Translation of Strategic Consulting and Service Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.153*	Translation of Framework Agreement for Exercise of Right of First Refusal dated July 25, 2017 among Han Meng, Wenjing Lu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd., Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd.
4.154*	Translation of Termination Agreement regarding the Strategic Consulting and Service Agreement, Technical Support Agreement and Operation Agreement dated July 25, 2017 between Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd.
4.155*	Translation of Equity Pledge Contract dated November 23, 2016 between Ying Zhu and Zhengyong Information & Technology (Shanghai) Co., Ltd.
4.156*	Translation of Equity Transfer Agreement dated November 23, 2016 between Yi Yang and Ying Zhu
4.157*	Translation of Framework Agreement for Exercise of Right of First Refusal dated November 23, 2016 among Yi Yang, Ying Zhu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Zhengyong Information & Technology (Shanghai) Co., Ltd.
4.158*	Translation of Right of First Refusal & Cooperation Agreement dated November 23, 2016 among Zhengyong Information & Technology (Shanghai) Co., Ltd., Ying Zhu and Shenzhen Newrand Securities Advisory and Investment Co., Ltd.
4.159*	Translation of Loan Agreement dated November 23, 2016 between Zhengyong Information & Technology (Shanghai) Co., Ltd. and Ying Zhu
4.160*	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.161*	Translation of Loan Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.162*	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.163*	Translation of Technical Support Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.164*	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaowei Wang, Jing Zhang and Fortune Software (Beijing) Co., Ltd.
4.165*	Translation of Equity Transfer Agreement dated April 20, 2017 among Beijing CFO Glory Technology Co., Ltd., Xiaowei Wang and Jing Zhang
4.166*	Translation of Right of First Refusal & Cooperation Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang, Jing Zhang and Rifa Yunling (Beijing) Technology Co. Ltd.
4.167*	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Rifa Yunling (Beijing) Technology Co. Ltd.
4.168*	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun and Si Wang
4.169*	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.
4.170*	Translation of Technical Support Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.

4.171*	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaoqiao Sun, Si Wang and Fortune Software (Beijing) Co., Ltd.
4.172*	Translation of Right of First Refusal & Cooperation Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun, Si Wang and Shenzhen Ganlanren Investment Management Co., Ltd.
4.173*	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.
4.174*	Translation of Framework Agreement for Exercise of Right of First Refusal dated June 21, 2017 among Si Wang, Zaisi Cui, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Fortune Software (Beijing) Co., Ltd.
4.175*	Translation of Agreement for the Implementation of the Framework Agreement for Exercise of Right of First Refusal dated April 20, 2017 among Si Wang, Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.
4.176*	Translation of Equity Pledge Contract dated June 21, 2017 between Zaisi Cui and Fortune Software (Beijing) Co., Ltd.
4.177*	Translation of Equity Transfer Agreement dated June 21, 2017 between Si Wang and Zaisi Cui
4.178*	Translation of Right of First Refusal & Cooperation Agreement dated June 21, 2017 among Fortune Software (Beijing) Co., Ltd., Zaisi Cui and Shenzhen Ganlanren Investment Management Co., Ltd.
4.179*	Translation of Loan Agreement dated June 21, 2017 between Fortune Software (Beijing) Co., Ltd. and Zaisi Cui
4.180*	Translation of Shareholder Contribution Agreement of JRJ (Zhuhai) Asset Management Co., Ltd. dated December 18, 2017 among China Finance Online (Beijing) Co., Ltd., Zhuhai Jinshi Zhongrui Investment Co., Ltd., Shenzhen Thinking Power Investment Co., Ltd., and Shenzhen Jinghong Investment Management Co., Ltd.
8.1*	List Of Principal Subsidiaries and Significant PRC-Incorporated Affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

CHINA FINANCE ONLINE CO. LIMITED

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FINANCE ONLINE CO. LIMITED

Date: April 27, 2018	/s/ Lin Yang
	Name:	Lin Yang
	Title:	Vice President (the person performing the functions of the principal financial officer)

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2015, 2016 and 2017

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Finance Online Co. Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities(“VIEs”) and its VIEs’ subsidiaries (the “Group”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2014.

Beijing, China

April 27, 2018

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2016	2017
Assets

Current assets:
Cash and cash equivalents	$66,151,439	$38,692,871
Restricted cash	2,483,557	2,035,634
Prepaid expenses and other current assets	8,241,042	4,198,301
Trust bank balances held on behalf of customers	33,173,792	39,168,960
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and nil in 2016 and 2017, respectively	7,556,557	8,010,846
Accounts receivable - others, net of allowance for doubtful accounts of $3,371 and $3,579 in 2016 and 2017, respectively	14,410,947	8,977,608
Short - term investments	16,443,831	532,912
Total current assets	148,461,165	101,617,132
Property and equipment, net	7,398,133	6,885,261
Acquired intangible assets, net	396,753	96,457
Cost method investment	1,542,454	1,714,058
Equity method investment, net	1,019,009	817,223
Rental deposits	1,292,078	1,140,929
Goodwill	108,871	108,010
Guarantee fund deposits	6,002,920	604,497
Deferred tax assets	1,402,443	1,620,286
Total assets	$167,623,826	$114,603,853

Liabilities and shareholders’ equity

Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,285,623 and $ 8,477,256 as of December 31, 2016 and December 31, 2017, respectively)	$6,526,040	$9,370,845
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $26,351,842 and $6,109,214 as of December 31, 2016 and December 31, 2017, respectively)	29,619,949	9,953,695
Contingent liability (including contingent liability held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2016 and December 31, 2017, respectively)	3,000,000	2,760
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,070,884 and $5,374,977 as of December 31, 2016 and December 31, 2017, respectively)	33,173,792	39,168,960
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,151,133 and $1,066,918 as of December 31, 2016 and December 31, 2017, respectively)	8,745,868	9,461,921
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,819,194 and $483,656 as of December 31, 2016 and December 31, 2017, respectively)	3,828,239	553,316
Total current liabilities	84,893,888	68,511,497
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $ 77,603 and $25,229 as of December 31, 2016 and December 31, 2017, respectively)	609,441	144,149
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $305,861 and $218,170 as of December 31, 2016 and December 31, 2017, respectively)	325,687	236,596
Total liabilities	$85,829,016	$68,892,242

Commitments and contingencies (Note 23)
Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	56,973,632	57,000,417
Additional paid-in capital	32,176,992	34,368,210
Accumulated other comprehensive income	4,253,643	6,654,191
Retained deficits	(7,239,583)	(43,976,136)

Total China Finance Online Co. Limited shareholders’ equity	86,164,684	54,046,682

Noncontrolling interest	(4,369,874)	(8,335,071)

Total equity	81,794,810	45,711,611

Total liabilities and equity	$167,623,826	$114,603,853

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2015	2016	2017
Net revenues	$107,404,766	$83,057,896	$42,622,650
Cost of revenues	19,738,737	20,380,258	21,933,678
Gross profit	87,666,029	62,677,638	20,688,972

Operating expenses:
General and administrative (including share-based compensation of $6,395,451, $5,240,518 and $2,739,892 for 2015, 2016 and 2017, respectively)	17,993,787	19,836,498	15,250,086
Product development (including share-based compensation of $(217,695), $205,448 and $216,374 for 2015, 2016 and 2017, respectively)	10,738,730	14,485,444	16,208,000
Sales and marketing (including share-based compensation of $(121,723), $129,911 and $111,947 for 2015, 2016 and 2017, respectively)	46,474,107	50,083,441	29,467,593
Loss from impairment of intangible assets	250,360	1,111,149	291,817
Loss from impairment of goodwill	-	6,659,691	-
Total operating expenses	75,456,984	92,176,223	61,217,496

Government subsidies	251,828	1,194,775	230,174
Income (loss) from operations	12,460,873	(28,303,810)	(40,298,350)
Interest income	2,648,026	1,050,781	487,007
Interest expense	(514)	(2,275)	(3,204)
Exchange loss, net	(766,162)	(55,117)	(131,461)
Gain (loss) on the interest sold and retained noncontrolling investment	9,999,801	20,567,699	(1,996,361)
Gain from sales of cost method investment	4,648,302	-	-
Gain from sale of equity method investment	-	-	111,224
Loss from equity method investment	(66,970)	(138,124)	(13,404)
Short-term investment income	216,025	378,603	63,303
Other expense, net	(937,431)	(303,332)	(282,775)

Income (loss) before income tax expense	28,201,950	(6,805,575)	(42,064,021)
Income tax expense	(1,384,262)	(4,160,603)	(324,416)

Net income (loss)	$26,817,688	$(10,966,178)	$(42,388,437)

Less: net income (loss) attributable to the noncontrolling interest	4,335,272	(9,287,365)	(5,651,884)
Net income (loss) attributable to China Finance Online Co. Limited	$22,482,416	$(1,678,813)	$(36,736,553)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	$0.20	$(0.01)	$(0.32)
Diluted	$0.18	$(0.01)	$(0.32)

Weighted average shares used in calculating net income (loss) per share
Basic	110,997,871	113,213,912	113,601,949
Diluted	125,129,763	113,213,912	113,601,949

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(3,467,043)	(4,343,652)	2,400,548

Other comprehensive income (loss), net of tax	(3,467,043)	(4,343,652)	2,400,548

Comprehensive income (loss)	23,350,645	(15,309,830)	(39,987,889)

Less: net income (loss) attributable to the noncontrolling interest	4,335,272	(9,287,365)	(5,651,884)

Comprehensive income (loss) attributable to China Finance Online Co. Limited	$19,015,373	$(6,022,465)	$(34,336,005)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

			Additional	Accumulated other	Retained	Total China Finance Online Co. limited	Non
	Ordinary shares		paid-in	comprehensive	earnings/	shareholders’	controlling	Total
	Shares	Amount	capital	income (loss)	(deficits)	equity	interest	equity
Balance as of January 1, 2015	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364	$10,926,072	$75,541,436

Issuance of ordinary shares for the plan of stock options and restricted shares	4,000,000	520	-	-	-	520	-	520

Exercise of share options by employees	435,000	293,654	-	-	-	293,654	-	293,654
Exercise of share options by non-employees	1,095,000	175,200	-	-	-	175,200	-	175,200
Restricted shares issued	150,085	20	-	-	-	20	-	20
Share-based compensation	-	-	5,331,748	-	-	5,331,748	724,285	6,056,033
Changes in noncontrolling interest	-	-	(1,393,508)	-	-	(1,393,508)	1,714,464	320,956

Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(6,509,680)	(6,509,680)
Foreign currency translation adjustment	-	-	-	(3,467,043)	-	(3,467,043)	-	(3,467,043)
Paid-in capital from noncontrolling shareholders	-	-	-	-	-	-	641	641
Net income (loss)	-	-	-	-	22,482,416	22,482,416	4,335,272	26,817,688
Balance as of December 31, 2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371	$11,191,054	$99,229,425

Exercise of share options by employees	-	117,632	-	-	-	117,632	-	117,632

Share-based compensation	-	-	4,413,811	-	-	4,413,811	1,162,066	5,575,877
Changes in controlling ownership interest	-	-	(382,665)	-	-	(382,665)	171,542	(211,123)
Dividends paid to noncontrolling shareholders	-	-	-	-	-	-	(10,117,946)	(10,117,946)
Deconsolidation	-	-	-	-	-	-	2,510,775	2,510,775
Foreign currency translation adjustment	-	-	-	(4,343,652)	-	(4,343,652)	-	(4,343,652)

Net income (loss)	-	-	-	-	(1,678,813)	(1,678,813)	(9,287,365)	(10,966,178)
Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684	$(4,369,874)	$81,794,810

Exercise of share options by employees	-	26,785	-	-	-	26,785	-	26,785
Share-based compensation	-	-	2,191,218	-	-	2,191,218	876,995	3,068,213

Deconsolidation	-	-	-	-	-	-	809,692	809,692
Foreign currency translation adjustment	-	-	-	2,400,548	-	2,400,548	-	2,400,548
Net income (loss)	-	-	-	-	(36,736,553)	(36,736,553)	(5,651,884)	(42,388,437)

Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682	$(8,335,071)	$45,711,611

Note:	Under Hong Kong Companies Ordinance (Cap.622), which came into force on March 3, 2014, the concept of authorized share capital no longer exists. In accordance with the said Ordinance, the Company’s shares no longer have a par value. There is no impact on the number of shares in issue or the relevant entitlement of any of the shareholders as a result of this transition. In addition, in accordance with the transitional provisions set out in section 37 of Schedule 11 to the said Ordinance, any amount outstanding to the credit of the share premium has become part of the Company’s share capital.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2015	2016	2017
Operating activities:
Net income (loss)	$26,817,688	$(10,966,178)	$(42,388,437)
Adjustments to reconcile net income (loss) to net cash provided by Operating activities:
Share-based compensation	6,056,033	5,575,877	3,068,213
Depreciation and amortization	1,649,136	2,039,791	2,105,158
Provision of allowance for doubtful accounts	74	(1,026,449)	-
(Gain) Loss from equity method investment	66,970	138,124	(97,820)
Gain from short-term investments	(216,025)	(378,603)	(63,303)
Deferred taxes	(502,052)	(487,057)	(231,667)
Loss on disposal of property and equipment	390,296	144,135	124,696
Gain from sales of cost method investment	(4,648,302)	-	-
Loss from impairment of intangible assets	250,360	1,111,149	291,817
Loss from impairment of goodwill	-	6,659,691	-
(Gain) Loss on the interest sold and retained noncontrolling investment	(9,999,801)	(20,567,699)	1,996,361
Changes in assets and liabilities:
Accounts receivable, others	586,009	(2,067,338)	4,896,250
Accounts receivable, margin clients	(2,666,812)	(3,188,904)	(515,614)
Prepaid expenses and other current assets	369,290	(1,856,549)	(1,105,245)
Trust bank balances held on behalf of customers	(2,267,808)	(19,148,934)	(5,987,800)
Restricted cash	5,403	(2,593,901)	581,650
Rental deposits	(204,811)	(169,148)	15,652
Guarantee deposit funds	(1,576,128)	(1,049,046)	5,616,733
Amounts due from noncontrolling shareholders	2,690,941	(461,810)	-
Deferred revenue	1,794,179	349,113	3,517,988
Account payable	(5,182,939)	3,609,213	298,975
Accrued expenses and other current liabilities	2,596,050	1,573,833	(3,483,073)
Amounts due to customers for the trust bank balance held on their behalf	2,267,808	19,148,934	5,987,800
Income taxes payable	1,541,421	2,269,464	(951,595)
Net cash provided by (used in) operating activities	$19,816,980	$(21,342,292)	$(26,323,261)
Investing activities:
Purchase of property and equipment	(3,350,260)	(4,602,154)	(2,472,409)
Acquisition of businesses (net of cash acquired of $14,463, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively)	14,463	(424,437)	-
Business restructure	(354,284)	-	-
Proceeds from disposal of affiliates (Note 10)	8,463,170	23,836,195	1,576,467
Acquisition of equity method investment	(327,263)	-	-
Proceeds from transfer of equity method investment	12,765,427	-	350,181
Repayment of loans given to equity method investee	9,807,585	-	-
Proceeds from transfer equity interest to noncontrolling shareholders	72,271	-	-
Advances related to disposal of subsidiaries	5,299,758	(5,299,758)	-
Purchase of short-term investments	(105,354,947)	(326,196,271)	(71,492,241)
Proceeds from sales of short-term investments	105,562,667	309,564,065	87,946,966
Acquisition of cost method investment	-	(216,232)	(76,520)
Proceeds from sales of cost method investment	7,959,237	-	-
Proceeds from disposal of fixed assets	-	19,671	-
Net cash provided by (used in) investing activities	$40,557,824	$(3,318,921)	$15,832,444

Financing activities:
Proceeds from stock options exercised by employees	294,193	142,618	26,786
Proceeds from stock options exercised by nonemployees	175,200	-	-
Proceeds from paid-in capital of noncontrolling shareholders	488,155	-	-
Dividends paid to noncontrolling shareholders	(6,549,628)	(9,839,173)	-
Proceeds from Yinglibao Clients	-	31,764,134	-
Repayment of Yinglibao Clients	-	(12,365,167)	(19,083,181)
Net cash provided by (used in) financing activities	$(5,592,080)	$9,702,412	$(19,056,395)
Effect of exchange rate changes	$(1,587,189)	$(4,623,808)	$2,088,644

Net (decrease) increase in cash and cash equivalents	53,195,535	(19,582,609)	(27,458,568)
Cash and cash equivalents, beginning of year	32,538,513	85,734,048	66,151,439
Cash and cash equivalents, end of year	$85,734,048	$66,151,439	$38,692,871

Supplemental disclosure of cash flow information
Income taxes paid	$682,232	$2,536,254	$1,510,281
Interest paid	514	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) is a leading web-based financial services company in China.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2017 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Zhengyong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Rifa Financial Holdings Limited (“Rifa Financial Holdings”) (Formerly known as “iSTAR Financial Holdings Limited”)	BVI	Jul. 16, 2007	85%	Investment holdings
Rifa Securities Limited (“Rifa Securities”) (Formerly known as “iSTAR International Securities Co. Limited”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Rifa Futures Limited (“Rifa Futures”) (Formerly known as “iSTAR International Futures Co. Limited”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Rifa Credit Limited (“Rifa Credit”) (Formerly known as “iSTAR International Credit Co. Limited”)	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Rifa Wealth Management Co. Limited (“Rifa Wealth Management”)	Hong Kong, PRC	Sep. 13, 2016	85%	Insurance brokerage service

Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”)	Beijing, PRC	Jun. 14, 2012	Nil	N/A
Shenzhen Ganlanren Investment Management Co., Ltd. (“CFO Shenzhen Ganlanren”)	Shenzhen, PRC	Feb. 18, 2016	Nil	N/A
Beijing CFO Premium Technology Co., Ltd. (“CFO Premium”).	Beijing, PRC	June 2, 2009	Nil	N/A

Subsidiaries of variable interest entities:
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Zhengjin Tianjin”)	Tianjin, PRC	Jul. 23, 2013	Nil	Commodities brokerage
Beijing Jiayi Management Co., Ltd. (“CFO Zhengjin Beijing”)	Beijing, PRC	Jan. 13, 2014	Nil	Commodities brokerage
Yinglibao (Beijing) Technology Co., Ltd. (“CFO Yinglibao”)	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Jiangsu) Precious Metals Co., Ltd. (“CFO Zhengjin Jiangsu”)	Nanjing, PRC	Nov. 19, 2014	Nil	Commodities brokerage
Zhengjin (Fujian) Precious Metals Co., Ltd. (“CFO Zhengjin Fujian”)	Fujian, PRC	Jan. 6, 2013	Nil	Commodities brokerage
Qingdao Zhengjin Zhida Trading Co., Ltd. (“CFO Qingdao Zhida”)	Qingdao, PRC	Dec. 21, 2015	Nil	Commodities brokerage
Tibet Zhisheng Gold Industry Co., Ltd. (“CFO Tibet Zhisheng”)	Tibet, PRC	Mar. 18, 2016	Nil	Commodities brokerage
Qingdao Zhengjin Taiji Trading Co., Ltd. (“CFO Qingdao Taiji”)	Qingdao, PRC	Mar. 23, 2016	Nil	Commodities brokerage
iTougu (Beijing) Network Technology Co., Ltd. (“CFO iTougu”)	Beijing, PRC	Dec. 8, 2014	Nil	Investment advisory service platform
Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”)	Tibet, PRC	Aug. 22, 2015	Nil	N/A
Beijing Zhongjun Sunshine Investment and Management Co., Ltd (“CFO Zhongjun Sunshine”)	Beijing, PRC	Sep. 30, 2013	Nil	Financial service
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”)	Beijing, PRC	Jan. 9, 2009	Nil	P2P lending service
Zhongheng Xintai (Beijing) Asset Management Co., Ltd. (“CFO Zhongheng Xintai”)	Beijing, PRC	Jun. 8, 2016	Nil	N/A

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company’s wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Zhengtong (collectively, the “WFOEs” and each a “WFOE”). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Group has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2017 were as follows:

VIE name	Contractual arrangement	Date counterpart

CFO Fuhua	May 27, 2004	CFO Beijing
CFO Newrand	October 17, 2008	CFO Zhengyong
CFO Qicheng	November 20, 2009	CFO Chuangying
CFO Chuangying	January 9, 2009	CFO Software
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong
CFO Zhongheng Xintai	June 8, 2016	CFO Glory
CFO Shenzhen Ganlanren	April 20, 2017	CFO Software
Beijing CFO Premium Technology	June 2, 2009	CFO Software

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

The consolidated VIEs operate securities investment advisory business and commodities brokerage business. The following table presents the most important revenue-producing assets to operate commodities brokerage business, which was recognized in the Company’s consolidated financial statements.

	December 31,
	2016	2017
Commodities brokerage business:
Commodities trading right	$288,309	$-
	$288,309	$-

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	December 31,
	2016	2017
Assets

Current assets:
Cash and cash equivalents	$41,551,367	$8,176,346
Restricted cash	2,483,557	2,035,634
Accounts receivable – others, net	7,031,380	3,759,927
Short-term investment	16,443,831	155,727
Others	7,863,322	36,714,120
Total current assets	75,373,457	50,841,754

Property and equipment, net	5,103,126	4,348,884
Acquired intangible assets, net	288,309	-
Cost method investment	1,542,454	1,714,058
Equity method investment, net	1,019,009	817,223
Rental deposits	972,252	776,196
Guarantee fund deposits	5,760,309	311,615
Investment in subsidiaries	39,026,188	41,279,679
Deferred tax assets	1,152,527	1,288,064
Total assets	$130,237,631	$101,377,473
Third-party liabilities:

Current liabilities:
Accrued expenses and other current liabilities	$38,527,545	$20,445,103
Accounts payable	2,151,134	806,749
Total current liabilities	40,678,679	21,251,852
Non-current liabilities	383,463	243,398
Total third-party liabilities	$41,062,142	$21,495,250
Inter-company liabilities	$3,397,736	$18,558,400

	Year ended December 31,
	2015	2016	2017

Net revenues	$136,412,062	$71,559,226	$19,556,988
Net income (loss)	$49,300,399	$(1,815,389)	$(35,738,587)

	Year ended December 31,
	2015	2016	2017

Net cash provided by (used in) operating activities	$(835,965)	$(8,473,669)	$(27,357,141)
Net cash (used in) provided by investing activities	38,523,306	(4,211,878)	16,669,443
Net cash provided by (used in) financing activities	(6,061,473)	9,559,794	(19,083,181)
Effect of exchange rate changes	$(1,452,505)	$(3,111,278)	$(3,604,142)

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of China Finance Online, its subsidiaries, VIEs for which the Company is the primary beneficiary and those VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

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

The carrying value of the cost method investment was $1,542,454 and $1,714,058 as of December 31, 2016 and 2017, which approximate the fair value of the investment based on the valuation performed by the Company. See Note 8 and Note 9 for further discussion.

The carrying value of the equity method investment was $1,019,009 and $817,223 as of December 31, 2016 and 2017, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income. See Note 8 and Note 10 for further discussion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurement - continued

The Group measures certain assets, including intangible assets and goodwill at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of goodwill and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, See Note 8 for further discussion. The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible assets. The Group does not use derivative instruments to manage risks.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include account receivable, cost method investment, equity method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Guarantee fund deposits

Guarantee fund deposits consist of i) the funds deposited with Hong Kong Exchange and Clearing Limited by Rifa Futures, to guarantee its customers’ settlement obligations; ii) the funds deposited with the commodities exchanges as a result of its customers’ trading. The Group needs to deposit certain percentage of its customers’ trading margins with the commodities exchanges.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were nil, $491,284 and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2015, 2016 and 2017.

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

The Group performed the annual impairment tests on December 31 of each year. Based on the Group’s assessment, the Group recorded nil, $6,659,691 and nil goodwill impairment losses during the years ended December 31, 2015, 2016 and 2017, respectively. In addition, the Group recorded $250,360, $619,865 and $291,817 impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2015, 2016 and 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Commodities brokerage business

The Group derives commission income, carrying charges and trading revenues from its commodities brokerage services.

Commission income is recognized on a trade basis based on their customers’ trading volumes. The commission earned is fixed no matter how the client’s open positions are ultimately settled. Additionally, the Group charges carrying charges to its customers. The commissions and carrying charges are presented in net revenues in the statement of comprehensive income.

Amounts are settled with the Exchange by both the Group and the customers and the exchange then settles with any counterparty. The exchange offsets the Group’s gains and losses and amounts receivable and amounts payable from the exchange are presented net on the statement of financial position as the Group and the exchange settle net.

Trading gains, net include brokerage fees and margins generated from derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Group acts as market maker in the purchase and sale of commodities derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases, particularly the commodities brokerage business, even longer periods (during which fair value may fluctuate). Therefore, trading gains, net includes activities from the Group’s operations of a proprietary commodity trades. Net trading gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value.

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

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Years ended December 31,
	2016	2017

Commodities trading gain (loss)	$44,841,125	$(1,466,888)
Commission income	13,283,933	3,823,586
Carrying charges	1,851,659	231,728
	$59,976,717	$2,588,426

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Hong Kong Brokerage services

The Group also derives commission from its brokerage services provided by the subsidiaries, Rifa Securities and Rifa Futures which buy or sell securities and future contracts on their customers’ behalf. The Group acts as an agent with their customers for these transactions. The commission income is recognized on a trade date basis as transactions occur.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business taxes and value added taxes

Starting from January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to value added tax (“VAT”) Transformation Pilot Program (the “Pilot Program”), for certain industries in Shanghai. On September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation extended the Pilot Program to certain industries in other eight regions, including Beijing and Shenzhen. With the adoption of Pilot Program, our advertising-related revenues and certain subscription revenues were subject to VAT tax at a rate of 6%. Our advertising- related revenues, certain subscription revenues and certain commodities brokerage revenues were recognized after deducting VAT and other related surcharges.

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2015, 2016, and 2017 business taxes and related surcharges totaled $1,663,869, $678,594 and $262,117, respectively.

The Group’s certain PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to VAT at a rate of 17% on subscription-based revenue. VAT payable on subscription-based revenue is computed net of VAT paid on purchases. In respect of subscription-based revenue, however, if the net amount of VAT payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately.

The Group therefore is subject to an effective net VAT burden of 3% from subscription-based revenue and records VAT on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the refund of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2015, 2016 and 2017, the Group recognized $328,817, $271,885 and $348,165, respectively, in VAT refunds.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Equity method investment

Under the equity method, the Group initially records its investment at cost. The Group subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss. The Group will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other than-temporary.

Also, noncontrolling interests in the Company’s s are reported as a component of equity, separate from the parent company’s equity. Results of operations attributable to the non-controlling interest are included in the Company’s consolidated statements of comprehensive income (loss).

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC, Hong Kong and British Virgin Islands are maintained in their local currencies, the Renminbi (“RMB”), Hong Kong Dollars (“HK$”), and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $79,461,280, $46,295,841 and $15,237,326 at December 31, 2015, 2016 and 2017 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $4,908,593, $5,192,126 and $1,014,481 for the years ended December 31, 2015, 2016 and 2017, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $5,049,661, $8,903,424 and $13,976,505 for the years ended December 31, 2015, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2016		2017
	Amount	%	Amount	%

A	$4,010,897	18.3	$3,844,569	22.6

*	Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group’s revenues during 2015, 2016, or 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently accounting pronouncements

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which is effective January 1, 2018. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments is the same as for ASU 2014-09. The Company will adopt the revenue recognition guidance beginning January 1, 2018 using the modified retrospective method of adoption. The Company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606, which includes subscription fees, commission income, carrying charges and advertising fees, or (2) the presentation of revenue as gross versus net upon adoption of Topic 606. Because there will be no change to the timing and pattern of revenue recognition, we believe there will be no material changes to the Company’s processes and internal controls.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

3.	ACQUISITIONS

Acquisition of Rifa Wealth Management

On September 13, 2016, Rifa Finance Limited (“Rifa Finance”, formerly known as iSTAR Finance limited), a BVI company of the Company, acquired 100% of equity interest of Rifa Wealth Management Limited (“Rifa Wealth Management”, formerly named as Financial Solutions Wealth Management Limited), which is an insurance broker registered with the Professional Insurance Brokers Association (“PIBA”) in Hong Kong and is engaged in provision of insurance brokerage. The Company expects to develop the insurance brokerage business in the future. With the assistance of a third party appraiser, the Company allocated the purchase price to assets acquired and liabilities assumed as of the acquisition date as follows and goodwill was allocated to the insurance brokerage business. The net revenue and net loss of Rifa Wealth Management in the amount of $5,305 and $(34,388), respectively, have been included in the consolidated statement of comprehensive income for the year ended December 31, 2016.

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

Acquisition 30% of Beijing Zhongjun Sunshine Investment Management Co., Ltd. (“CFO Zhongjun Yangguang”)

In the Second quarter of 2016, Beijing Huizhi Wealth Management Co., Ltd. (“CFO Huizhi”), an affiliate of the Company, acquired 30% of equity interest of CFO Zhongjun Sunshine), which was previously held 70% of equity interest by CFO Huizhi. Total cash consideration was $201,816.

Acquisition of CFO Guiwo

On April 1, 2015, Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, formerly known as Huifu Jinyuan Co., Ltd.), an affiliate of the Company, acquired 100% of equity interest of Shanghai Guiwo Information Technology Co., Ltd. (“CFO Guiwo”), which was not a significant acquisition. Total cash consideration was $16,278. The Company recognized $19,906 goodwill at the acquisition date. The results of CFO Guiwo’s operations have been included in the consolidated statement of comprehensive income for the year ended December 31, 2015.

Neither the results of operations since the acquisition date nor the pro forma results of operations of CFO Guiwo were presented because of the effects of this acquisition was not significant to the Company’s consolidated statement of comprehensive income.

If comparative financial statements are presented, the pro forma results as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period The pro forma results are prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted, nor is it indicative of future operating results. There were no pro forma results presented during the years ended December 31, 2016 and 2017.

Fair value of acquired assets

The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible assets.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2016	2017

Accounts receivable-margin clients	$7,556,557	$8,010,846
Less: Allowance for doubtful accounts	-	-
Accounts receivable- margin clients, net	$7,556,557	$8,010,846
Accounts receivable-others	14,414,318	8,981,187
Less: Allowance for doubtful accounts	(3,371)	(3,579)
Accounts receivable-others, net	$14,410,947	$8,977,608

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in Rifa Securities, which is pledged by the customer’s purchased securities.

Accounts receivable-others represent the receivables derived in commodities brokerage business and other ordinary business without any collateral or other security from its customers.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2016	2017

Prepayment of advertising fees	$492,672	$2,983
Advertising deposit	172,985	35,199
Advances to suppliers	701,033	1,292,023
VAT refund receivable	174,542	460,410
Interest receivable (i)	237,013	36
Prepayment of office rental	524,805	193,060
Advances to Yinglibao	582,440	170,613
Advances to employees	747,000	793,802
NCI receivable	-	378,204
Advances to consulting service fees	171,052	86,876
Insurance receivable (Note 23)	3,000,000	2,760
Consideration receivable	166,907	77,457
Other current assets	1,270,593	704,878
	$8,241,042	$4,198,301

(i)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. Interest receivable derived from the held-to-maturity securities purchased by the Group. Due to the compliance requirement and our strategy, the Group terminated the purchase of Qiribao starting on April 10, 2017, all the held-to-maturity securities was redeemed by the end of December 31, 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

6.	SHORT-TERM INVESTMENTS

As of December 31, 2017, the Group’s short-term investment consisted of available-for-sale securities with maturities of one year or less.

The Group measured the trading securities at fair value based on quoted market prices in an active market. As a result, the Group has determined the valuation of its trading securities falls within Level 1 of the fair value hierarchy. As of December 31, 2016 and 2017, the Group did not hold any trading securities. For the year ended December 31, 2015, 2016 and 2017, the Group recognized a loss from the trading securities of $18,396, $549,538 and nil as short-term investment income in the consolidated statement of comprehensive income, respectively.

The Group measured the held-to-maturity securities at amortized cost basis, which the Group believes a Level 2 valuation. The amount at which an investment is acquired, adjusted for accretion, amortization, collection of cash, etc. As of December 31, 2017, the Group has no held-to-maturity securities. The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. The Group recognized a net gain from the held-to-maturity securities of $127,899 in the consolidated statement of comprehensive income for the year ended December 31, 2017. Due to the compliance requirement and our strategy, the Group terminated the purchase of Qiribao starting on April 10, 2017, and all the held-to-maturity securities were redeemed by the end of December 31, 2017.

The Group measured the available-for-sale securities at the fair value shown by the financial institution which the Group believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2016 and 2017, respectively:

	December 31,
	2016	2017

Beginning balance	$-	$1,605,882
Purchases	192,785,066	71,492,241
Redemption	(192,022,189)	(72,572,216)
Realized gain(loss)	870,200	(64,596)
Exchange difference	(27,195)	71,601
Ending balance	$1,605,882	$532,912

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2016 and 2017, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2017
				Exchange
	Proceeds	Costs	Gains	difference

Available-for-sale securities	$(72,572,216)	$71,492,241	$(64,596)	$71,601
Total	$(72,572,216)	$71,492,241	$(64,596)	$71,601

	Year ended December 31, 2016
				Exchange
	Proceeds	Costs	Gains	difference

Available-for-sale securities	$(192,022,189)	$192,785,066	$870,200	$(27,195)
Total	$(192,022,189)	$192,785,066	$870,200	$(27,195)

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 8.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

7.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group’s available-for-sale securities as measured as disclosed are determined based on the discounted cash flow method. The following table summarizes the Group’s financial assets measured or disclosed at fair value on a recurring basis.

		Fair value disclosure or measurement at
		December 31, 2017 using
	Fair value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents	$38,692,871	$38,692,871	-	-
Fair value measurement
Short-term investments:
Available-for-sale securities	532,912	-	532,912	-
Total assets measured at fair value	$532,912	-	$532,912	-

		Fair value disclosure or measurement at
		December 31, 2016 using
	Fair value at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents	$66,151,439	$66,151,439	-	-
Short-term investments:
Held-to-maturity securities	14,837,949	-	14,837,949	-
Fair value measurement
Short-term investments:
Available-for-sale securities	1,605,882	-	1,605,882	-
Total assets measured at fair value	1,605,882	-	1,605,882	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

7.	FAIR VALUE MEASUREMENT - continued

Fair value disclosed or measured on a recurring basis - continued

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2016 and 2017, respectively:

	December 31,
	2016	2017

Beginning balance	$-	$1,605,882
Purchases	192,785,066	71,492,241
Redemption	(192,022,189)	(72,572,216)
Realized gain	870,200	(64,596)
Exchange difference	(27,195)	71,601
Ending balance	$1,605,882	$532,912

Fair value disclosed or measured on a non-recurring basis

The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible assets.

The Group measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

	Fair value at December 31, 2016	Total losses in the year ended December 31, 2016	Fair value at December 31, 2017	Total losses in the year ended December 31, 2017
Non-Recurring
Goodwill	108,871	(6,659,691)	108,010	-
Intangible Assets	396,753	(1,111,149)	96,457	(291,817)

As of December 31, 2016 and 2017, certain goodwill (Note 14) and intangible assets (Note 13) were written off from their carrying value to fair value, which was measured using significant unobservable inputs (Level 3), with impairment loss incurred and recorded in the in the consolidated statement of comprehensive income for the year ended December 31, 2016 and 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

8.	COST METHOD INVESTMENT

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

In December 2015, the Group entered a series of arrangements to dispose its 90% equity interests in CFO Securities Consulting with third parties. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized in the consolidated balance sheets. (Note 10)

In April 2016, the Group completed the disposal of its 90% equity interests in Shanghai Meining Computer Software Co., Ltd (“CFO Meining”) to third parties, based on the arrangements signed in December 2015. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $807,265 was recognized in the consolidated balance sheets. (Note 10)

In December 2016, the Group made a cost method investment of $216,232.

In December 2017, the Group made a cost method investment of $76,520.

As a result, the carrying balance of cost method investment was $1,542,454 and $1,714,058 as of December 31, 2016 and 2017, respectively.

The following table presents changes in cost method investment for the twelve-month period ended December 31, 2016 and 2017, respectively:

	December 31,
	2016	2017

Beginning balance	$554,392	$1,542,454
Acquisitions	216,232	76,520
Fair value adjustment of retained noncontrolling investment	807,265	-
Exchange difference	(35,435)	95,084
Ending balance	$1,542,454	$1,714,058

These investments are recorded as cost method investments, as the Group did not have a significant influence to the investee. There was no impairment of the Group’s cost method investment for the year ended December 31, 2016 and 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

9.	EQUITY METHOD INVESTMENT

In June 2015, the Group paid $307,996 to acquire 20% of an investee’s the equity interest. In December 2015, the Group entered a contractual arrangement with a third party to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which was previously owned 55% equity interests by the Group. The remaining 40% equity interests in CFO Aishang was recorded as equity method investment at the disposal date, as the Group lost control over CFO Aishang. The fair value of the retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets, based on the valuation performed by a third party. (Note 10)

The Group recognized a loss from equity method investment of $138,124 and a gain from equity method investment of $97,820 in the consolidated statement of comprehensive income for the year ended December 31, 2016 and 2017, respectively. The carrying balance of equity method investment was $1,019,009 and $ 817,223 as of December 31, 2016 and 2017, respectively.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2016 and 2017, respectively:

	December 31,
	2016	2017

Beginning balance	$1,228,269	$1,019,009
Equity method investment gain (losses)	(138,124)	97,820
Consideration Received on Disposal	-	(350,181)
Exchange difference	(71,136)	50,575
Ending balance	$1,019,009	$817,223

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

10.	DECONSOLIDATION

In December, 2015, the Group entered a series of arrangements to dispose its 100% equity interests in Zhongcheng Futong Co., Ltd. (“CFO Zhongcheng”) who hold 90% equity interests in CFO Securities Consulting with third parties. Pursuant to the arrangements, the cash consideration was $9,322,850. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $477,393 was recognized as a cost method investment in the consolidated balance sheets (Note 8), as the Group did not have any significant influence over CFO Securities Consulting. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $9,161,948 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In April 2016, the Group completed the disposal of its 100% equity interests in Shanghai Fenxin Information Technology Co., Ltd. (“CFO Fenxin”) who hold 90% equity interests in CFO Meining to third parties, based on the aforementioned a series of arrangements. Pursuant to the arrangements, the cash consideration was $21,675,518 and completely received in 2016. With the assistance of a third party appraiser, the fair value of the 10% retained noncontrolling investment of $807,265 was recognized as a cost method investment in the consolidated balance sheets (Note 8), as the Group did not have any significant influence over CFO Meining. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $22,445,303 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

In December, 2015, the Company entered a contractual arrangement with third parties to transfer its 15% equity interests in CFO Aishang, which was previously owned 55% equity interests by the Group. Pursuant to the arrangements, the cash consideration was $3,861. With the assistance of a third party appraiser, the fair value of the 40% retained noncontrolling investment of $985,586 was recognized as an equity method investment in the consolidated balance sheets (Note 9). The Group recorded a gain on the interest sold and the retained noncontrolling investment of $837,853 in the consolidated statement of comprehensive income for the year ended December 31, 2015.

In the second quarter of 2016, the Company fully disposed Henghui (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Henghui”) and Shanghai Yongfu Enterprises Management Consulting Co., Ltd. (“CFO Yongfu”) to third parties, respectively. Both entities were previously owned 57.07% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $710,659 and $3,800, respectively, and all the consideration was received in 2016. The Group recorded a loss on the interest sold and the retained noncontrolling investment of $3,921,387 and $202,363 in the consolidated statement of comprehensive income for the year ended December 31, 2016, respectively.

Furthermore, the Company deregistered two insignificant affiliates in the second quarter of 2016, which were both previously owned 70.25% equity interest by the Group. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $319 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

10.	DECONSOLIDATION - continued

In September, 2016, the Company fully disposed iSTAR International Wealth Management Co., Ltd. (“iSTAR Wealth Management”), which was previously owned 85% equity interests by the Company to a third party of Tianfeng Securities Co., Ltd.. Pursuant to the arrangement, the total cash consideration was $3,002,628, of which $2,835,782 was received in 2016. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $2,245,827 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

In the first quarter of 2017, the Company fully disposed Shanghai Stockstar Asset Management Co., Ltd. ("Stockstar Asset Management") which was previously owned 100% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $1,451,723 and all the consideration was received in 2017. The Group recorded a gain on the interest sold and the retained noncontrolling investment of $1,080 in the consolidated statement of comprehensive income for the year ended December 31, 2017.

Furthermore, the Company deregistered four affiliates, which were all previously owned 59.83% equity interest by the Group. The Group recorded a loss on the interest sold and the retained noncontrolling investment of $738,449 in the consolidated statement of comprehensive income for the year ended December 31, 2017.

In the second quarter of 2017, the Company fully disposed Zhengjin (Qingdao) Wisdom Trading Co., Ltd. ("CFO Zhengjin Qingdao") which was previously owned 59.83% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $159,907 and all the consideration was received in 2017. The Group recorded a loss on the interest sold and the retained noncontrolling investment of $1,259,044 in the consolidated statement of comprehensive income for the year ended December 31, 2017.

The gain on the interest sold and the retained noncontrolling investment was calculated as the difference between the aggregate of (i) the fair value of the consideration transferred, (ii) the fair value of any retained noncontrolling investment in the former affiliated company on the date the affiliated company was deconsolidated, if any, (iii) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the noncontrolling interests) on the date the subsidiary is deconsolidated, and (iv) the carrying amount of any noncontrolling interest in the former affiliated company on the date the affiliated company was deconsolidated, if applicable; and the carrying amount of the former affiliated company’s net assets.

None of the disposals described above was presented as discontinued operation, because none of the disposals meets the criteria of discontinued operation. To meet the criteria of discontinued operation, the disposal group must be qualified as a component of an entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. The entities disposed by the company don’t constitute any reportable segment or operating segments, so none of the disposals presented as discontinued operations.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

11.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2016	2017

Technology infrastructure	$10,344,659	$11,322,883
Computer equipment	2,123,332	2,134,959
Furniture, fixtures and equipment	3,799,154	3,906,408
Motor vehicle	1,040,999	1,126,504
Leasehold improvements	4,751,864	4,480,845
	22,060,008	22,971,599
Less: accumulated depreciation	(14,661,875)	(16,086,338)
	$7,398,133	$6,885,261

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 were $1,364,048, $1,922,818 and $2,093,993, respectively.

12.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2016 and 2017 were as follows:

	December, 31
	2016				2017
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Commodities trading right	$908,174	-	$(619,865)	$288,309	$291,817	-	$(291,817)	-

Customer relationship	1,108,548	(617,264)	(491,284)	-	-	-	-	-
PIBA license	112,183	(3,739)	-	108,444	111,296	(14,839)	-	96,457
	$2,128,905	$(621,003)	$(1,111,149)	$396,753	$403,113	$(14,839)	$(291,817)	$96,457

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 were $285,088, $116,973 and $11,165, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $11,130, $11,130, $11,130, $11,130 and $51,938 for 2018, 2019, 2020, 2021, 2022 and thereafter, respectively.

For the year ended December 31, 2015, the Group recorded an impairment loss of $250,360 related to commodities trading right. During 2016, the Group recorded an impairment loss on its intangible assets in the amount of $1,111,149 associated with the acquired commodities trading right and customer relationships due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. During 2017, the Group recorded an impairment loss on its intangible assets in the amount of $291,817 associated with the acquired commodities trading right.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

13.	GOODWILL

Changes in goodwill for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Commodities brokerage	Investment advisory services	Institution subscription services	Hong Kong brokerage services	Total

Balance as of January 1, 2015	$7,089,780	$-	$-	$-	$7,089,780

Acquisition of CFO Guiwo (Note 3)	19,906	-	-	-	19,906
Exchange difference	(410,066)	-	-	-	(410,066)
Balance as of December 31, 2015	$6,699,620	$-	$-	-	$6,699,620
Acquisition of Financial Solution Wealth Management (Note 3)	-	-	-	108,831	108,831
Impairment of CFO Guiwo (Note 3)	(17,873)	-	-	-	(17,873)
Impairment of CFO Henghui	(6,641,818)	-	-	-	(6,641,818)
Exchange difference	(39,929)	-	-	40	(39,889)
Balance as of December 31, 2016	$-	$-	$-	108,871	$108,871

Exchange difference	-	-	-	(861)	(861)
Balance as of December 31, 2017	$-	$-	$-	$108,010	$108,010

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

The goodwill related to the acquisition of Rifa Wealth Management was allocated to Hong Kong brokerage services reporting unit, which was acquired on September 13, 2016. The Company expects to develop the insurance brokerage business in the future and believes there was no goodwill impairment related to the insurance brokerage services reporting unit.

In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group’s reporting units. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

14.	ACCOUNTS PAYABLE

Accounts payable consist of:

	December 31,
	2016	2017

Amount due to customers of Hong Kong brokerage business	$6,591,131	$8,392,037
Amount due to sales agents	1,659,702	114,480
Amount due to noncontrolling shareholders(i)	400,389	31,968
Others	94,646	923,436
	$8,745,868	$9,461,921

(i)	Amount due to noncontrolling shareholders represents business deals between the group and noncontrolling shareholders. The business deal we made with noncontrolling shareholders in 2016 and 2017 were $4,635,241 and $9,492, respectively.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2016	2017

Accrued bonus	$5,217,065	$3,310,964
Accrued professional service fees	592,797	498,066
Withholding individual income tax-option exercise	36,696	36,696
Value added taxes and other taxes payable	123,264	66,288
Accrued raw data cost	380,237	97,896
Accrued bandwidth cost	27,587	115,486
Accrued welfare benefits	56,887	419,230
Deposit payable (i)	2,374,144	3,032,812
Interest payable (iii)	265,692	-
Amount due to Yinglibao	865,036	170,058
Amount due to Yinglibao clients (iv)	18,573,735	-
Accrued sales service fees	114,055	121,086
Others	992,754	2,085,113
	$29,619,949	$9,953,695

(i)	Deposit payable is the deposit in bank accounts for providing guarantee to perform the contract obligation related to “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution.

(ii)	On March 30, 2015, the Group signed a sale & purchase agreement with a third party, to transfer the 100% ordinary shares of Rifa Futures and iSTAR Wealth Management (the “Transaction”). In April 2015, the Group collected partial consideration of approximately $5.1 million. Due to the Transaction was not completed as of December 31, 2015, the agreement was expired automatically. The Group refunded the $5.1 million and entered into a new agreement in April 2016.

(iii)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. Interest payable represented the interest expense that has been incurred but has not been paid to the Qiribao investors as of the date of the balance sheet. Due to the compliance requirement and our strategy, the Group terminated the purchase of Qiribao on April 10, 2017, and all the held-to-maturity securities were redeemed by the end of December 31, 2017.

(iv)	The Group launched Qiribao, which is a new product on the wealth management platform (Yinglibao), in July 2016. Once an investor commits funds through the platform of Yinglibao to invest Qiribao, his funds are reinvested by the Group to purchase the held-to-maturity securities. The Group recognized the funds committed by the investors through the Yinglibao platform of $18,573,735 in the consolidated balance sheet at December 31, 2016. Due to the compliance requirement and our strategy, the Group terminated the purchase of Qiribao starting on April 10, 2017, all the held-to-maturity securities was redeemed by the end of December 31, 2017.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2017, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $6,056,033, $5,575,877 and $3,068,213 for 2015, 2016, and 2017, respectively.

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2015		2016		2017
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	21,326,160	$0.57	17,332,760	$0.55	16,180,260	$0.53
Exercised	(2,205,600)	0.22	(417,900)	0.25	(107,200)	0.25
Forfeited	(1,787,800)	1.18	(734,600)	1.08	(2,395,100)	0.98
Outstanding at end of year	17,332,760	$0.55	16,180,260	$0.53	13,677,960	$0.46
Shares exercisable at end of year	14,513,528	$0.61	16,180,260	$0.53	13,677,960	$0.46

The following table summarizes information with respect to stock options outstanding at December 31, 2017:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2017	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2017

$1.26	413,360				413,360
$1.43	2,044,500				2,044,500
$0.25	11,220,100				11,220,100
	13,677,960	4.90 years	$0.46	$3,208,949	13,677,960	$0.46	$3,208,949

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES - continued

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $1,881,129, $198,084, and $30,659, respectively. The total fair value of shares vested during the year ended December 31, 2015, 2016 and 2017 were $2,067,037, $1,500,901 and nil, respectively.

The Company recognized share-based compensation expenses of $546,465, $51,593 and nil for stock option in the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016, all share-based compensation expenses relating to the stock options under the 2004 Plan were recognized.

Restricted shares to employees

On January 2, 2014, the Company granted remaining 1,100,240 ordinary shares, which were in the form of restricted shares, to employees under 2004 Plan. The vesting of the restricted shares is subject to rendering service to the Company for three years. Based on the Company’s requisite service period stated in the 2004 Plan, all the granted restricted shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2017. The fair value of restricted shares is $1.106, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of $324,496 and $129,801 for the years ended December 31, 2015 and 2016. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2004 Plan were recognized.

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

As of December 31, 2015, the granted shares were activated and vested based on the Group’s achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of $1,476,000, $984,000 and nil for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2007 Plan were recognized.

2010 Equity incentive plan of Rifa Financial Holdings

In November 2010, Rifa Financial Holdings, a subsidiary of the Company, implemented the “2010 equity incentive plan” (the “2010 Plan”) under which the Company transferred 1,500 nonvested shares which representing 15% of total Rifa Financial Holdings’ equity interest to its management group as a share incentive. If the grantees left the Company before the third anniversary of the grant date when the nonvested shares become vested, they should transfer the shares to the Company at no consideration. Therefore, the total share based compensation expenses are recognized ratably over the three years of vesting period. In addition, as the grantees are entitled to all the shareholder’s rights, including the dividend rights since the date of grant, the 15% share of the earnings of Rifa Financial Holdings is recognized as noncontrolling interest on the Company’s consolidated financial statements since November 1, 2010, the date of grant.

The fair value of the share incentive was determined to be $1,188 per share. The Group recognized $495,848 share based compensation cost in 2013. As of December 31, 2013, all compensation cost relating to nonvested shares was recognized.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES - continued

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 14,000,000 as of December 31, 2017. As of December 31, 2017, 4,591,700 shares were available for future grant of awards.

Options to employees

During 2014, 2015 and 2017, the Company granted totaling 1,930,000, 120,000 and 2,490,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2014	2015	2017

Weighted average risk free rate of return	1.39% - 1.62%	1.32%	1.88% - 2.13%
Weighted average expected option life	6.82 - 6.87 years	6.86 years	7.36 – 7.38 years
Expected volatility rate	77.74% - 79.37%	77.81%	73.31% - 74.76%
Dividend yield	-		-

(1)	Expected volatility

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES - continued

2014 Stock incentive plan - continued

Options to non-employees

During 2014 and 2017, the Company granted 30,000 and 200,000 options under the 2014 Plan to a consultant. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over 3 years.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2015		2016		2017
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price

Outstanding at beginning of year	1,860,000	$0.89	1,235,000	$0.88	1,105,000	$0.87
Granted	120,000	0.87	-	-	2,690,000	0.34
Exercised	(3,600)	0.92	(14,800)	0.89	-	-
Forfeited	(741,400)	0.89	(115,200)	0.90	(40,000)	0.89
Outstanding at end of year	1,235,000	$0.88	1,105,000	$0.87	3,755,000	$0.49
Shares exercisable at end of year	480,200	0.89	805,400	$0.88	1,045,800	$0.88

The following table summarizes information with respect to stock options outstanding at December 31, 2017:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2017	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2017

$0.878	885,000				885,000
$0.920	60,000				60,000
$1.032	-				-
$1.038	-				-
$0.870	120,000				100,800
$0.302	940,000				-
$0.348	1,750,000				-

	3,755,000	7.15 years	$0.49	548,960	1,045,800	$0.88	-

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES - continued

2014 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2014, 2015 and 2017 was $0.63, $0.61 and $0.24, respectively. The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $1,159, nil and nil, respectively. The total fair value of shares vested during the year ended December 31, 2015, 2016 and 2017 was $496,560, $260,944 and $174,360, respectively.

The Company recognized share-based compensation expenses of $(187,485), $174,672 and $115,428 for stock option under 2014 Plan in the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, there were $530,052 unrecognized share-based compensation expenses relating to the stock options under 2014 Plan, which are expected to be recognized over a weighted average period of 2.8 year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company’s requisite service period stated in the 2014 Plan, all the 1,780,000 shares were vested, of which 235,885 shares were issued as of December 31, 2017. The fair value of restricted shares was $0.878, which was the fair market value of the Company’s shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards shall become activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the “Vesting Term”), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company’s shares at the date of grant. As of December 31, 2017, 2,414,500 granted shares were activated, of which 1,641,860 shares were vested based on the participant’s achievement of performance target and the Company’s requisite service period stated. Furthermore, 159,320 shares were issued as of December 31, 2017.

On November 8, 2016, the Company granted 200,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years. As of December 31, 2017, 100,000 shares were vested, and no share was issued as of December 31, 2017

On July 1, 2017, the Company granted 150,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 2.5 years. As of December 31, 2017, no share was vested, and no share was issued as of December 31, 2017.

The Company recognized share-based compensation expenses of $898,903, $1,091,923 and $682,424 relating to the restricted shares granted to employees in 2015, 2016 and 2017, respectively. As of December 31, 2017, there were $524,747 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 0.57 year.

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These options vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. The Company recognized share-based compensation expenses of $754,354, $(49,055) and $(15,657) relating to the restricted shares granted to non-employees in 2015, 2016 and 2017, respectively. As of December 31, 2017, there were no unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

16.	STOCK OPTIONS AND NONVESTED SHARES - continued

Restricted shares of Shanghai Shangtong Co., Ltd. (“CFO Shangtong”), Fortune Zhengjin and CFO Tahoe

On July 1, 2014, CFO Shangtong and Fortune Zhengjin, two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $28,965 and $2,464,455, which equal to the fair value of the CFO Shangtong and Fortune Zhengjin’s 10% net assets at the effective date of the agreement, respectively.

On July 1, 2015, Fortune Zhengjin entered into an additional arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 8% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $4,681,533, which equal to the fair value of Fortune Zhengjin’s 8% net assets at the effective date of the agreement. CFO Tahoe also entered an arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. The fair value of restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $1,141,124, which equal to the fair value of CFO Tahoe’s 1.95% net assets at the effective date of the agreement.

On May 31, 2016, Fortune Zhengjin entered into another arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 5.35% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares is $2,460,213, which equal to the fair value of Fortune Zhengjin’s 5.35% net assets at the effective date of the agreement.

The Company recognized share-based compensation expenses of $6,584 and $560,187 in 2014 relating to CFO Shangtong, Fortune Zhengjin, respectively. There were $10,200, $1,965,535 and $267,565 share-based compensation expenses recorded in 2015 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $5,541, $2,787,475 and $399,927 share-based compensation expenses recorded in 2016 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $3,223, $2,056,930 and $225,864 share-based compensation expenses recorded in 2017 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2017, there were $1,579 and $2,202,047 and $240,677 unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 2.9 years.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

17.	INCOME TAXES

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2017 is as follows:

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

In 2013 and 2014, CFO Chongzhi and CFO Shangtong filed their EIT by adopting the “deemed-profit method”. In 2014, Shanghai Yongfu Enterprises Management Consulting Co., Ltd. adopted this method. In 2015, Zhengjin (Jiangsu) Precious Metals Co., Ltd. also adopted this method. In 2016, CFO Qingdao Zhida and our other four affiliates adopted this method. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

17.	INCOME TAXES - continued

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

Aggregate deficits of the Company’s subsidiaries located in the PRC were approximately $ at December 31, 2017. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that is available for distribution to the Company of approximately $11.5 million at December 31, 2017. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax expense was as follows:

	December 31,
	2015	2016	2017

Current	$(2,071,154)	$(4,723,267)	$(578,367)
Deferred	686,892	562,664	253,951
Total	$(1,384,262)	$(4,160,603)	$(324,416)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

17.	INCOME TAXES - continued

PRC - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2016	2017
Deferred tax assets:
Deferred revenue	$1,049,187	$1,608,723
Accrued expenses and other liabilities	465,538	63,972
Net operating loss carrying forwards	14,386,215	24,662,909
	15,900,940	26,335,603
Less: valuation allowance	(14,498,497)	(24,715,317)
Total deferred tax assets	$1,402,443	$1,620,286

Deferred tax liabilities:
Account receivable and other assets	(235,717)	(220,222)
Intangible assets	(89,970)	(16,374)

Total deferred tax liabilities	$(325,687)	$(236,596)

A valuation allowance of $14,498,497 and $24,715,317 was established as of December 31, 2016 and 2017, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2017, operating loss carry forwards includes approximately $86.6 million which will expire by 2022, and $22.1 million which will carry forward indefinitely.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

17.	INCOME TAXES - continued

PRC - continued

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2015	2016	2017

Income (loss) before tax	$28,201,950	$(6,805,575)	$(42,064,021)
Income tax (benefits) expenses calculated at 25%	7,050,488	(1,701,394)	(10,516,005)
Effect of tax holiday	(8,139,429)	(4,431,103)	(14,009)
Effect of income tax rate difference in other jurisdictions	645,873	236,759	(223,454)
Non-deductible expenses	2,559,649	3,645,741	10,229,536
Non-taxable income	(893,950)	(113,170)	(3,780,428)
Change in valuation allowance	161,631	6,523,770	4,628,776
Income tax expense	$1,384,262	$4,160,603	$324,416

During the years ended December 31, 2015, 2016 and 2017, if the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $1,102,399, $209,418 and $8,123, respectively. The impact of the tax holidays on basic net loss per ordinary share was an increase of $0.00 and $0.00 for the year ended December 31, 2016 and 2017, respectively, and net income per ordinary share was decrease of $0.01, for the years ended December 31, 2015.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2017.

In accordance with relevant PRC tax administration laws, tax years from 2012 to 2017 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

18.	AMERICAN DEPOSITARY SHARES (“ADS”) PLAN

In September 2015, the Group issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2017, 2,298,695 shares were available for future exercise of options and vesting of granted shares.

19.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2015	2016	2017

Net income (loss) attributable to China Finance Online Co. Limited	$22,482,416	$(1,678,813)	$(36,736,553)

Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	110,997,871	113,213,912	113,601,949

Plus: Incremental shares from assumed conversions of stock options, restricted shares and nonvested shares	14,131,892	-	-
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per share	125,129,763	113,213,912	113,601,949

Net income (loss) per share attributable to China Finance Online Co. Limited
- basic	$0.20	$(0.01)	$(0.32)
- diluted	$0.18	$(0.01)	$(0.32)

For the year ended December 31, 2016, 8,498,868 options, 2,843,252 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position. For the year ended December 31, 2017, 5,286,305 options, 4,906,268 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $4,353,944, $5,255,982 and $ 4,768,614 for the years ended December 31, 2015, 2016 and 2017, respectively.

21.	NONCONTROLLING INTERESTS

	Commodities brokerage Services	Investment Advisory services	Institution Subscription services	Rifa Financial Holdings Brokerage services	Other	Total

Balance as of January 1, 2015	$10,994,060	$-	$-	$(31,679)	(36,309)	$10,926,072

Dividends paid to noncontrolling interest	(6,509,680)	-	-	-	-	(6,509,680)
Changes in controlling ownership interest	1,393,508	-	-	-	320,956	1,714,464
Paid-in capital from noncontrolling shareholders	641	-	-	-	-	641
Share-based compensation (Note 16)	724,285	-	-	-	-	724,285
Net income (loss)	4,815,506			(195,587)	(284,647)	4,335,272

Balance as of December 31, 2015	$11,418,320	$-	$-	$(227,266)	$	$11,191,054

Dividends paid to noncontrolling shareholders	(10,117,946)	-	-	-	-	(10,117,946)
Changes in controlling ownership interest	171,542	-	-	-	-	171,542
Deconsolidation	2,404,822	-	-	105,953	-	2,510,775
Share-based compensation (Note 16)	1,162,066	-	-	-	-	1,162,066
Net income (loss)	(9,563,735)	-	-	276,370	-	(9,287,365)

Balance as of December 31, 2016	$(4,524,931)	$-	$-	$155,057	-	$(4,369,874)

Dividends paid to noncontrolling shareholders	-	-	-	-	-	-
Changes in controlling ownership interest	-	-	-	-	-	-
Deconsolidation	809,692	-	-	-	-	809,692
Share-based compensation (Note 16)	876,995	-	-	-	-	876,995
Net income (loss)	(6,388,746)	-	-	736,862	-	(5,651,884)

Balance as of December 31, 2017	$(9,226,990)	$-	$-	$891,919	-	$(8,335,071)

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

22.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2015, 2016 and 2017 were $6,044,119, $5,555,144 and $5,597,774, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2017	5,562,828
2018	4,950,715
2019	4,181,357
Total	$14,694,900

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

During a mediation session in May 2016, the parties agreed to settle the action for $3.0 million. The same amount as specified in the settlement term sheet, which was fully covered under its existing insurance policies. The settlement was preliminarily approved on November 18, 2016 and notice of the settlement was provided to putative class members. No class members objected to the settlement and none requested exclusion. The settlement includes a release of all claims asserted in the Complaint (or any of the previous versions of the complaint) or all claims that could have been asserted based on the same operative facts at issue in the Complaint. This release applies not only as to the Company, but also as to individuals and entities included within the definition of “Releasees,” which definition includes, among others, current and former officers and directors of the Company. In the light of ASC450, the contingent losses were probable and reasonably estimable in the Company’s judgment. There is no P&L impact because the full amount of the loss is covered under insurance. Therefore, the accrual amount of $3.0 million and the expected insurance recovery of $3.0 million should be reflected in the Company’s balance sheet as of December 31, 2016.

Following a March 21, 2017 fairness hearing, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after Lead Plaintiffs file their motion for final distribution of the settlement amount. On June 23, 2017, the court granted the lead plaintiffs’ motion for a first distribution of the settlement amount, less attorneys’ fees and expenses. On June 28, 2017, lead plaintiffs informed the court checks representing the net settlement amount were mailed to class members. On January 16, 2018, lead plaintiffs informed the court that checks representing all but $2,759.76 of the net settlement amount had been cashed, requested that the court authorize a second and final distribution for the remaining amount, and requested that the court enter the judgment. The court has not yet responded to this request. Assuming the Court enters the judgment as anticipated by the settlement approval order and there are no appeals, the approval of the settlement will become final (and no longer subject to appeal) 30 days after the judgment is entered.

Litigation

The Group was involved in certain cases pending in some PRC courts as of December 31, 2015. These cases include a copyright infringement case, among others. In the copyright infringement dispute, we are claimed for a public apology for the violation, and compensated a damage of $7.7 million (RMB50 million, equivalently). Through a series of litigation proceedings, among other things, cross-examination, China International Capital Corporation Limited (“CICC”) reached a settlement agreement in 2017.

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

23.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group has three operating segments (1) commodities brokerage services, (2) online financial information and advisory service, and other related services in PRC, (3) Hong Kong brokerage services. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Group’s chief executive officer has been identified as the chief operating decision makers. The Group’s chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group’s operating segments:

For the year ended December 31, 2017

		Subscription
	Commodities	services and other	Hong Kong
	brokerage services	related services	brokerage services	Consolidated
Net revenues	$3,698,857	$23,984,993	$25,497,974	$53,181,824
Less: intersegment sales	(1,110,431)	(9,232,502)	(216,241)	(10,559,174)
Net revenues from external customer	2,588,426	14,752,491	25,281,733	42,622,650

Cost of revenues	(60,504)	7,453,185	14,540,997	21,933,678
Less: intersegment cost of revenues	-	-	-	-
Cost of revenues after elimination	(60,504)	7,453,185	14,540,997	21,933,678

Operating expenses:
General and administrative	4,511,167	7,565,268	3,930,479	16,006,914
Product development	1,776,007	23,502,362	-	25,278,369
Sales and marketing	11,115,488	16,830,525	2,933,763	30,879,776
Loss from impairment of intangible assets	-	291,817	-	291,817
Loss from impairment of goodwill	-	-	-	-

Total segments operating expenses	17,402,662	48,189,972	6,864,242	72,456,876
Less: intersegment operating expenses	(1,110,431)	(9,439,947)	(689,002)	(11,239,380)
Total operating expenses	16,292,231	38,750,025	6,175,240	61,217,496

Government subsidies	230,174	-	-	230,174
Income (loss) from operations	$(13,413,127)	$(31,450,719)	$4,565,496	$(40,298,350)

Total segments assets	21,569,350	187,122,375	89,004,771	297,696,496
Less: intersegment asset.	(13,995,983)	(149,214,015)	(19,882,645)	(183,092,643)

Total assets	$7,573,367	$37,908,360	$69,122,126	$114,603,853

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

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

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

For the year ended December 31, 2015

		Subscription services
	Commodities	and other	Hong Kong
	brokerage services	related services	brokerage services	Consolidated
Net revenues	$113,720,922	$27,236,753	$3,149,063	$144,106,738
Less: intersegment sales	(34,018,268)	(2,683,704)	-	(36,701,972)
Net revenues from external customer	79,702,654	24,553,049	3,149,063	107,404,766

Cost of revenues	4,975,361	14,321,339	1,181,538	20,478,238
Less: intersegment cost of revenues	-	(739,501)	-	(739,501)
Cost of revenues after elimination	4,975,361	13,581,838	1,181,538	19,738,737

Operating expenses:
General and administrative	4,026,984	11,148,924	2,978,161	18,154,069
Product development	2,549,731	8,188,718	-	10,738,449
Sales and marketing	69,674,657	12,139,100	566,396	82,380,153
Loss from impairment of intangible assets	250,360	-	-	250,360
	-	-	-	-

Total segments operating expenses	76,501,732	31,476,742	3,544,557	111,523,031
Less: intersegment operating expenses	(35,907,706)	(47,620)	(110,721)	(36,066,047)
Total operating expenses	40,594,026	31,429,122	3,433,836	75,456,984

Government subsidies	251,828	-	-	251,828
Income (loss) from operations	$34,385,095	$(20,457,911)	$(1,466,311)	$12,460,873

Total segments assets	109,286,634	179,706,230	47,011,111	336,003,975
Less: intersegment balances	(51,101,320)	(122,077,495)	(18,760,003)	(191,938,818)

Total assets	$58,185,314	$57,628,735	$28,251,108	$144,065,157

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2015	2016	2017
Commodities brokerage services revenues	$79,702,654	$59,976,717	$2,588,426
Financial information and advisory services revenues	17,205,459	10,696,523	10,271,822
Advertising revenues	7,023,399	2,893,707	3,588,499
Hong Kong brokerage services revenues	3,149,063	8,956,501	25,281,733
Others	324,191	534,448	892,170

Total revenue from external customers	$107,404,766	$83,057,896	$42,622,650

Substantially all of the Company’s revenues for the years ended December 31, 2015, 2016 and 2017 were generated from the PRC and Hong Kong.

As of December 31, 2015, 2016 and 2017, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The appropriation to these reserves by the Group’s PRC subsidiaries was $1,820,080, $353,069 and $ 59,293 in 2015, 2016 and 2017.

The balance of the statutory reserves was $8,993,590 and $ 9,052,883 as of December 31 2016 and 2017. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2017, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $34,555,406. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

25.	SUBSEQUENT EVENT

In March 2018, we signed strategic partnership agreement with Orient Securities to provide a cloud-based investor education platform.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2016	2017
Assets

Current assets:
Cash and cash equivalents	$9,427,287	$7,614,175
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	9,874,248	9,845,705
Prepaid expenses and other current assets	3,224,614	144,353
Dividends receivable	-	-

Total current assets	22,526,149	17,604,233

Investments in subsidiaries, VIEs and VIE’s subsidiaries	77,036,485	46,306,964

Total assets	$99,562,634	$63,911,197

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses and other current liabilities	301,076	91,143
Contingent liability	3,000,000	2,760
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	10,096,874	9,770,611

Total current liabilities	$13,397,950	$9,864,514

Shareholders’ equity
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	56,973,632	57,000,417
Additional paid-in capital	32,176,992	34,368,210
Accumulated other comprehensive income	4,253,643	6,654,191
Retained deficits	(7,239,583)	(43,976,136)

Total shareholders’ equity	86,164,684	54,046,682

Total liabilities and shareholders’ equity	$99,562,634	$63,911,197

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2015	2016	2017

Cost of revenues	$-	$34,740	$84,717

Gross loss	-	(34,740)	(84,717)
Operating expenses:
General and administrative	1,226,800	2,150,680	1,122,440
Product development	-	-	-
Sales and marketing	-	-	181,073
Share-based compensation	3,812,733	2,382,934	782,196

Total operating expenses	5,039,533	4,533,614	2,085,709

Interest income	47	-	2,246
Equity in earnings (deficits) of subsidiaries, VIEs and VIE’s subsidiaries	28,643,095	3,049,831	(34,540,850)
Exchange loss, net	(1,011,509)	(159,868)	(2,785)
Other income (loss), net	(109,684)	(422)	(24,738)
Gain from sales of cost method investment	-	-	-

Net income (loss)	$22,482,416	$(1,678,813)	$(36,736,553)

Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(3,467,043)	(4,343,652)	2,400,548

Other comprehensive income (loss), net of tax	(3,467,043)	(4,343,652)	2,400,548

Comprehensive income (loss)	$19,015,373	$(6,022,465)	$(34,336,005)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders’ Equity

(In U.S. dollars, except share data)

			Additional	Accumulated other	Retained	Total
	Ordinary shares		paid-in	comprehensive	earnings	shareholders’
	Shares	Amount	capital	income (loss)	(deficits)	equity

Balance as of January 1, 2015	112,417,933	$56,386,606	$24,207,606	$12,064,338	$(28,043,186)	$64,615,364

Issuance of ordinary shares for the plan of stock options and restricted shares	4,000,000	520	-	-	-	520
Exercise of share options by employees	435,000	293,654	-	-	-	293,654
Exercise of share options by non-employees	1,095,000	175,200	-	-	-	175,200
Restricted shares issued	150,085	20	-	-	-	20
Share-based compensation	-	-	3,812,733	-	-	3,812,733
Equity pick up from compensation of VIE's subsidiaries	-	-	1,519,015	-	-	1,519,015
Changes in controlling ownership interest	-	-	(1,393,508)	-	-	(1,393,508)
Foreign currency translation adjustment	-	-	-	(3,467,043)	-	(3,467,043)
Net income	-	-	-	-	22,482,416	22,482,416

Balance as of December 31,2015	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371

Exercise of share options by employees	-	117,632	-	-	-	117,632

Share-based compensation	-	-	2,382,934	-	-	2,382,934
Equity pick up from compensation of VIE's subsidiaries	-	-	2,030,877	-	-	2,030,877
Changes in controlling ownership interest	-	-	(382,665)	-	-	(382,665)
Foreign currency translation adjustment	-	-	-	(4,343,652)	-	(4,343,652)
Net loss	-	-	-	-	(1,678,813)	(1,678,813)

Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684

Exercise of share options by employees	-	26,785	-	-	-	26,785
Share-based compensation	-	-	782,196	-	-	782,196
Equity pick up from compensation of VIE's subsidiaries	-	-	1,409,022	-	-	1,409,022

Foreign currency translation adjustment	-	-	-	2,400,548	-	2,400,548
Net loss	-	-	-	-	(36,736,553)	(36,736,553)

Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Cash Flows

(In U.S. dollars, except share-related data)

	December 31,
	2015	2016	2017
Operating activities:
Net income (loss)	$22,482,416	$(1,678,813)	$(36,736,553)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	3,812,733	2,382,934	782,196
Equity in deficits (earnings) of subsidiaries, VIEs and VIE’s subsidiaries	(28,643,095)	(3,049,831)	34,540,850
Changes in assets and liabilities:
Prepaid expenses and other current assets	20,339	65,990	83,021
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	142,303	(2,523,274)	28,544
Rental deposits	66,893	-	-
Accrued expenses and other current liabilities	(8,035)	(3,712)	(211,691)
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	1,065,088	(3,409,764)	(326,263)

Net cash (used in) provided by operating activities	(1,061,358)	(8,216,470)	(1,839,898)

Investing activities:
Dividend received from subsidiaries	1,011,931	16,529,639	-
Capital paid to subsidiaries	(3,000,000)	-	-
Proceeds from sales of cost method investment	2,168,868	-	-

Net cash provided by (used in) investing activities	180,799	16,529,639	-

Financing activities:
Proceeds from stock options exercised by employees	293,654	142,618	26,786
Proceeds from stock options exercised by nonemployees	175,200	-	-

Net cash provided by financing activities	468,854	142,618	26,786

Net (decrease) increase in cash and cash equivalents	(411,705)	8,455,787	(1,813,112)
Cash and cash equivalents, beginning of the year	1,383,205	971,500	9,427,287

Cash and cash equivalents, end of the year	$971,500	$9,427,287	$7,614,175

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.