Form 20-F
period 2018-12-31
China Finance Online Co. LTD
filed 2019-04-26
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

☒  Yes              ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

i

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

ii

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected historical consolidated balance sheet data as of December 31, 2017 and 2018 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2014	2015	2016	2017	2018
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$83,696	$107,405	$83,058	$42,623	$45,478
Cost of revenues	(20,353)	(19,739)	(20,380)	(21,934)	(16,842)
Gross profit	63,343	87,666	62,678	20,689	28,636
Operating expenses:
General and administrative	(17,592)	(17,994)	(19,837)	(15,250)	(14,254)
Product development	(11,148)	(10,739)	(14,485)	(16,208)	(13,924)
Sales and marketing	(43,761)	(46,474)	(50,083)	(29,467)	(22,066)
Loss from impairment of intangible assets	(1,802)	(250)	(1,111)	(292)	—
Loss from impairment of goodwill	(8,150)	—	(6,660)	—	—
Total operating expenses	(82,453)	(75,457)	(92,176)	(61,217)	(50,244)
Government subsidies	659	252	1,195	230	—
Income (loss) from operations	(18,451)	12,461	(28,303)	(40,298)	(21,608)
Interest income	4,044	2,648	1,051	487	97
Interest expense	(12)	(1)	(2)	(3)	(1)
Exchange gain (loss), net	(112)	(766)	(55)	(131)	247
Gain (loss) on the interest sold and retained noncontrolling investments	—	10,000	20,568	(1,997)	(1,187)
Gain from sale of cost method investment	4,338	4,648	—	—	—
Gain from sale of equity method investment	—	—	—	111	—
Loss from equity method investment	—	(67)	(138)	(13)	—
Short-term investments income	58	216	379	63	(73)
Other income (expense), net	18	(937)	(305)	(283)	107
Income (loss) before income tax expense	(10,117)	28,202	(6,805)	(42,064)	(22,418)
Income tax expense	(514)	(1,384)	(4,161)	(324)	(52)
Net income (loss)	(10,631)	26,818	(10,966)	(42,388)	(22,470)
Less: net income (loss) attributable to the noncontrolling interests	(3,463)	4,335	(9,287)	(5,652)	(2,520)
Net income (loss) attributable to China Finance Online Co. Limited	$(7,168)	$22,483	$(1,679)	$(36,736)	$(19,950)
Net income (loss) per share attributable to China Finance Online Co. Limited
-basic	$(0.07)	$0.20	$(0.01)	$(0.32)	$(0.18)
-diluted	$(0.07)	$0.18	$(0.01)	$(0.32)	$(0.18)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$(0.33)	$1.01	$(0.07)	$(1.62)	$(0.88)
-diluted (1)	$(0.33)	$0.90	$(0.07)	$(1.62)	$(0.88)

(in thousands of U.S. dollars)	As of December 31,
	2014	2015	2016	2017	2018
Consolidated balance sheet data:
Cash and cash equivalents	$32,539	$85,734	$66,151	$38,693	$12,493
Current working capital (2)	55,771	76,976	64,701	33,106	16,797
Total current assets	92,214	120,735	148,461	101,617	70,973
Total assets	113,903	144,065	167,624	114,604	80,689
Deferred revenue, current	4,936	6,659	6,526	9,371	8,127
Total current liabilities	36,443	43,759	84,894	68,511	54,176
Deferred revenue, non-current	1,373	692	609	144	149
Total China Finance Online Co. limited shareholders’ equity	64,615	88,038	86,165	54,047	35,446

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.8632, which were the prevailing exchange rate on December 31, 2018. The prevailing exchange rate on April 5, 2019 was $1.00 to RMB6.7055. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

	Average(1)	High	Low	Period- end
	(RMB per U.S.$1.00)
December 31, 2014	6.1453	6.1710	6.0930	6.1190
December 31, 2015	6.2401	6.4936	6.1079	6.4936
December 31, 2016	6.6529	6.9508	6.4565	6.9370
December 31, 2017	6.7518	6.9526	6.4997	6.5342
December 31, 2018	6.6174	6.9670	6.2764	6.8632
Most recent six months:
October 2018	6.9264	6.9646	6.8957	6.9646
November 2018	6.9351	6.9670	6.8976	6.9357
December 2018	6.8853	6.9431	6.8476	6.8632
January 2019	6.7897	6.8631	6.7025	6.7025
February 2019	6.7364	6.7765	6.6857	6.6901
March 2019	6.7093	6.7335	6.6850	6.7335
April 2019 (through 5th)	6.7151	6.7194	6.7055	6.7055

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also slowed down due to various factors, including concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. The recent trade war between U.S. and China may adversely affect the economic growth in China and the global market, which may result in a negative impact on Chinese securities market, which could in turn have a significantly negative impact on our business. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business.

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

In August 2018, the Office of the Leading Group for the Special Campaign against P2P Lending Risks issued a new policy for this purpose, conducting a large-scale and comprehensive rectification check on the P2P online lending platform, and cleaning up the platform development environment. On December 19, 2018 the Office of the Leading Group for the Special Campaign against P2P Lending Risks and the Office of the Leading Group for the Special Campaign against Internet Financial Risks jointly issued the opinion of Working Effectively on Classification and Disposal of Online Lending Agencies (“Circular 175”), which provided that relevant authorities will classify the online lending agencies according to their risk status and scale, and relevant authorities will resolutely promote the market clearing and guide the risk-free exit of the small-scale online lending agencies. We cannot ensure that Yinglibao will not be classified as a small-scale online lending agency, and if it is, our business will be materially and adversely affected.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching one of its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2018, the HSI had a decrease of 13.61% for the year, down from 29,919.15 points on December 29, 2017 to 25,845.70 points on December 31, 2018.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. On December 5, 2016, the Shenzhen-Hong Kong Stock Connect was formally launched, granting investors mutual access to the stock market in Shenzhen and Hong Kong. In 2018, the average daily turnover of Shanghai-Hong Kong Stock Connect was RMB11.63 billion northbound and HK$8.17 billion southbound and the average daily turnover of the Hong Kong stock market was HK$107.41 billion, representing an increase of 21.71% as compared with HK$88.25 billion for the year 2017.

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

We incurred net losses attributable to the Company of $1.7 million, $36.7 million and $20.0 million in 2016, 2017 and 2018 respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to our continued investments in technology, research and development and our sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability.

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

Beginning in April 2012, while we continue to offer basic versions of paid individual subscription services to individual investors through our flagship portal sites and accumulated paid subscribers with basic software and information services, we no longer accept new paid subscribers or renewals for our premium individual subscription services. We implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing Internet-based financial services, including securities, wealth management products and investment advisory services. Beginning in 2013, we started providing commodity brokerage services as part of our transition to new business model. Our transition into commodities brokerage business was suspended in 2017 because we were forced to suspend such business due to the suspension of new commodities trading business according to relevant policies in China in the mid of 2017.

In 2014, the Company launched- “Investment Masters” (“iTougu”), an investment advisory service platform. In 2015, we launched the updated version 2.0 and version 3.0 of iTougu for iOS and android. In July 2017, iTougu platform along with all of its users was migrated into JRJ mobile app.

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

On January 9, 2017, the joint meeting led by CSRC and joined by other relevant authorities of the State Council (“Joint Meeting”) held the third conference in Beijing, reporting the current situations and problems of trading venues, studying and discussing the measures to further conduct cleaning-up and rectification of trading venues. Relevant authorities shall conduct overall clean-up and rectification of trading venues within their jurisdiction. Members, agents and authorized entities of the trading venues are also required to be cleaned up and rectified. On March 16, 2017, CSRC promulgated the Notice on Reviewing the related work in the Early Stage of the Clean-up and Rectification of All Types of Trading Venues, which required further implementation of clean-up and rectification of trading revenues. Above measures and the uncertainties in subsequent implementations and administration of such requirements by related agencies may negatively impact our businesses and business performance.

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

We have recorded losses from impairment of goodwill and/or intangible assets in 2016 and 2017. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

China Banking and Insurance Regulatory Commission released the Measures for the Supervision and Administration of Wealth Management Business of Commercial Banks(“Circular 6”), effective from September 26, 2018, pursuant to which banking regulators shall subject wealth management business to penetrative supervision, and identify the ultimate investors and the underlying assets of wealth management products, and carry out all-round dynamic supervision of the operation and management of wealth management products.

None of our group companies is a bank and therefore we are currently not subject to the provisions of Circular 6. However, we cannot assure you that China will not proceed to issue similar laws and regulations on wealth management that may become applicable to companies like us. In the event we become subject to such restrictions and regulation, our wealth management business may be materially and adversely affected.

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

Cyber Security Law came into effect on June 1, 2017. According to the Cyber Security Law, providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Under the Cyber Security Law, the internet service providers are required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Service providers who do not comply with the Cyber Security Law may be subject to fines, warnings, suspension of their businesses, confiscation of illegal gains, shutdown of their websites, and revocation of their business licenses.

The General Rules of the Civil Law of the People’s Republic of China promulgated by National People’s Congress in March 15, 2017 and effective as of October 1, 2017 require that any organization or individual shall legally obtain the personal information of others and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. On May 8, 2017, the Supreme People’s Court of the PRC and the Supreme People’s Procurator of the PRC issued the Interpretation of the Supreme People’s Court and the Supreme People’s Procurator on Several Issues Concerning the Applicable Law for Criminal Cases with respect to Infringement of Citizen’s Personal Information, which defines “personal information,” “the provision of personal information,” and “the illegal collection of personal information.” For the purpose of protecting the personal information, General Administration of Quality Supervision Inspection and Quarantine of the PRC and the Standing Committee of the National People’s Congress of China issued the Information security technology-Personal information security specification, which came into effect on May 1, 2018.

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

The VIE agreements we entered into include share pledge agreements. We have registered the pledges of equity interests by nominee shareholders of some of our consolidated affiliated entities. The nominee shareholders of each of our consolidated affiliated entities have pledged all of their equity interests in the relevant consolidated affiliated entities to our subsidiaries. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. There is no assurance that we can have these equity pledges registered successfully. Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the equity interests in the relevant consolidated affiliated entity.

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

We are a foreign enterprise and each of our significant subsidiaries, China Finance Online (Beijing) Co., Ltd., or CFO Beijing, Fortune Software (Beijing) Co., Ltd., or CFO Software, CFO Genius and Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operated our website in China through CFO Fuhua, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We are expected to continue to be dependent on CFO Fuhua to host www.jrj.com. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Article 41 of the Foreign Investment Law provides that the management for foreign investors who invest in such financial industries as banking, securities and insurance or manage any investment in such financial markets as securities market and foreign exchange market within the territory of China, where there are any other provisions in any other regulations published by China, such provisions shall prevail. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulations could materially and adversely affect our current VIE structure, corporate governance and business operations.

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

The annual growth rate of China’s economy increased from 6.7% in 2016 to 6.9% in 2017. In 2018, the annual growth rate of China’s economy decreased to 6.6%. According to a recent forecast by the National Bureau of Statistics of China, China’s economic growth rate targets 6.3% in 2019. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for the Company’s services and may have materially adverse effects on our business.

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

The PRC Enterprise Income Tax Law, or the EIT Law which became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, and its implementation regulations adopted a uniform tax rate of 25% for all enterprises (including domestically owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a five-year transitional period during which certain enterprises are allowed to continue to enjoy existing preferential tax treatments provided by the then-applicable tax laws and administrative regulations.

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

Pursuant to the implementation rules of EIT Law in the Tibet Autonomous Region of China (“Tibet”), companies incorporated and operated in Tibet could enjoy a preferential enterprise income tax rate of 15%. In addition, a further 6% is exempted for the years ended December 31, 2016, 2017 and 2018, which reduces the enterprise income tax rate to 9%. Tibet Fortune Jinyuan Network Technology Co., Ltd. (“CFO Tibet”) and Tibet Zhisheng Gold Industry Co., Ltd. (renamed as Tibet Lieqian Network Technology Co., Ltd. in December 2017, “Tibet Lieqian”), an affiliate of the Company was in Tibet and enjoyed a preferential tax rate of 9% from 2016 and 2017, 15% from 2018 respectively.

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

NDRC promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which took effect on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an Investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by Investors; in other words, non-sensitive projects carried out by Investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the Investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the Investor is a local enterprise but the amount of investment made by the Chinese Investor amounts to US$300 million or above; and (3) the development and reform authority under the provincial government at the place where the Investor is registered if the Investor is a local enterprise and the amount of investment made by the Chinese Investor is less than US$300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above mentioned approval or record filing measures shall apply mutatis mutandis.

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

SAT promulgated the Announcement of the State Administration of Taxation on Several Issues Concerning the Implementation of Tax Treaties, on February 9, 2018 which took effect on April 1, 2018, or Announcement No.11. According to the Announcement No.11, a partnership established under the laws of a foreign country (region) who does not have an actual management body in China but has an establishment or place in China or who does not have an establishment or place in China but has China-sourced income, is a non-resident taxpayer for the purpose of China's enterprise income tax. Except as otherwise provided in a Tax Treaty, only when such partnership is a resident of the other Contracting State to the Tax Treaty, its income subject to tax liability in China may receive treatment under the Tax Treaty. The tax residency certificate issued by tax authorities of the other Contracting State and submitted by the partnership in accordance with Article 7 of the Administrative Measures for Non-resident Taxpayers to Enjoy Tax Treaty Treatment (issued under the Announcement of the State Administration of Taxation [2015] No.60) must prove that the partnership is liable to tax in the other Contracting State by reason of its domicile, residence, place of establishment, place of management or other standards of a similar nature in accordance with the domestic laws of the other Contracting State. The term "except as otherwise provided in a Tax Treaty" means that the Tax Treaty provides that, if income derived by a partnership shall be deemed as income derived by its partners according to the domestic laws of the other Contracting State, the partner who is a resident of the other Contracting State shall enjoy treatment under the Tax Treaty for the partner's corresponding portion of income derived from the partnership. If the partnership is required to pay PRC income tax on the transfer of our ordinary shares or ADSs, and failure to receive treatment under the Tax Treaty, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Because substantially all of our revenues and expenditures are denominated in Renminbi and HK dollars and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between U.S. dollars and Renminbi, HK dollars and Renminbi, HK dollars and U.S. dollars affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and HK dollars relative to U.S. dollars would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations outside United States, especially in China. The joint statement reflects the unsatisfactory progress made by U.S. regulators with respect to improving information access and audit inspections to China-based companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.

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

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $47.68 per ADS to a low of $0.64 per ADS as of December 31, 2018. During the twelve-month period ended December 31, 2018, the price of our ADSs has ranged from a low of $0.64 to a high of $3.36 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

In particular, the outbreak of trade war between PRC and U.S., the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings and as a result of the global financial crisis. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. Changes in the U.S. stock market generally or as it concerns our industry, as well as geopolitical, economic, and business factors unrelated to us, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of December 31, 2018, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, Sheng Guang Holdings Limited, Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 48.3% of our outstanding ordinary shares.

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

Provisions in our constitutional documents and certain provisions under Hong Kong law may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our constitutional documents and Hong Kong law include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change in control transactions, including, among other things, the following:

•

Our articles of association provide for a staggered board, which means that half of the directors for the time being (excluding our chief executive officer) or if their number is not a multiple of two, then the whole number nearest to but not exceeding one-half, shall retire at every annual general meeting and the retiring directors shall be eligible for re-election. Our chief executive officer will at all times serve as a director, and will not be required to retire as a director and to stand for re-election, so long as he remains our chief executive officer. This means that, with our staggered board, at least two consecutive annual general meetings, instead of one, are generally required in the normal course to effect a change in a majority of our directors, making it more difficult for any potential acquirer to take control of our board in a relatively short period of time, which may discourage contests for the election of our directors and purchases of substantial blocks of our shares.

•

Hong Kong law permits shareholders of a company to remove directors by a shareholders’ resolution. Our articles of association require any shareholder who wishes to remove a director by a resolution passed at a general meeting to give us advance notice in writing of the intention at least 120 days before the meeting at which it is to be proposed, making it more difficult and time consuming for a potential acquirer who has accumulated substantial voting rights to obtain control of our board by removing opposing directors.

•

Our articles of association provide that our board can have no less than five and no more than nine directors. Our board has five directors as of the date of this report. Any increase in the maximum number of directors on our board beyond nine directors can only be accomplished by resolution of the board and by further amending our articles of association, which under Hong Kong law requires a special resolution of shareholders that is passed by a majority of at least 75%. These restrictions can make it more difficult for a potential acquirer who has accumulated a majority of our shares to take control of us by promptly increasing the size of our board and appointing new directors that are its nominees.

•

Hong Kong does not have merger laws that permit Hong Kong companies (other than within the same group) to merge in the same way as U.S. companies could in the United States. However, the Hong Kong Companies Ordinance (Cap. 622 of the Laws of Hong Kong) has provisions that facilitate an arrangement or compromise between a company and its shareholders and/or creditors. The arrangement or compromise must be approved by a majority in number of each class of shareholders (unless the court orders otherwise) and/or creditors (as appropriate) with whom the arrangement or compromise is to be made, representing at least 75% of the voting rights of each such class of shareholders or creditors that are present and voting either in person or by proxy at meetings ordered by the High Court of Hong Kong. The arrangement or compromise is not effective unless sanctioned by the High Court of Hong Kong after approval by shareholders or creditors and the court order has been registered by the Registrar of Companies.

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

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. In addition, there is no statutory reciprocity between Hong Kong and the United States. for the mutual recognition of the judgements of each other’s courts, meaning that the enforcement in Hong Kong of the judgment of a U.S. Court will require that new legal proceedings to be commenced before the Hong Kong courts. The Hong Kong courts are also less likely to enforce against us judgments of courts of the U.S. based on the civil liability provisions of U.S. securities laws, or, to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

Moreover, Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result, minority public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States, whose substantial portion of assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

On August 18th, 2018, the Company entered into a strategic partnership agreement with China’s largest corporate software provider, YonYou Network, to provide corporate cash management solutions to its over 4 million corporate and small-and-medium enterprises (SMEs) clients. Relying on JRJ’s research capability of comprehensive fund diagnosis and intelligent asset allocation, the Company’s cash management product will provide YonYou’s customers to portfolios of high-quality money market funds to meet their cash management needs. The cash management product, back-tested with historical data since 2017, achieved an average annual return of approximately 4.3% which outperformed over 90% of money market funds in the marketplace.

In November 2018, China Finance Online officially entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares, 20% of Rifa Financial Holdings Limited (the “Share Transfer Agreement”). West Platinum Limited is a company incorporated in British Virgin Islands and is an independent third party. With an 85% equity shareholding, China Finance Online is currently the controlling shareholder of Rifa Financial. Pursuant to the agreement, the total consideration for the transaction is HK$ 73.8 million (about US$ 9.4 million) and all of them has been received.

Starting on November 21, 2018, China Unicom officially enlisted China Finance Online’s Lingxi Robo-advisor in its flagship payment app, EPay. Users of China Unicom EPay mobile app will have access to the one-stop wealth management services of global asset allocations provided by China Finance Online’s Lingxi Robo-Advisor.

In late 2018, the Company launched the i-TAMP platform (Turnkey Asset Management Platform) to provide financial advisors consultation and advice on stocks, mutual funds, wealth management products, insurance, trust and other financial products. Featuring best-in-class TAMP, this platform has already attracted hundreds of financial advisors to open their online offices to provide services to mass retail investors.

In January 2019, the Company signed a strategic partnership agreement with Founder CIFCO Futures Co. Ltd (“Founder CIFCO Futures”), a leading futures brokerage firm in China. Pursuant to the partnership agreement, both parties will collaborate in the development of more advanced trading system, smart market news alert, cloud-based research platform and industry forums.

B. Business overview.

Overview:

China Finance Online Co. Limited is a leading web-based financial services company in China. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. The company provides Chinese retail investors with online access to securities trading services, wealth management products, investment advisory services, as well as financial database, wealth management solutions and online investor education tools to institutional customers. We are committed to strengthen our innovation capability to further apply advanced technologies in the financial sector and empower securities industry with fintech.

In 2015, Chinese stock market experienced a historical bull market. By mid-2015, the market suffered one of the largest sell-offs since the inception of stock market in China. Marked by weak investor confidence and intensified trade conflict with the US, the following two and half years were both in negative territory for the performances of all the major indices. The changing market condition and investor sentiment call brokerage firms for transition of their business focuses. The ongoing intensified price war among brokerage firms over the years has driven the market rate for commissions to a historical low. After the market crash in June 2015 that caused massive wealth losses among the majority of retail investors, many investors are also reluctant to return to the market. As a result, the importance of customer services, product offerings and investor education became increasingly recognized by the brokerage industry.

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

We provided precious metals spot trading, silver product sales and financial investment advisory services (“commodities brokerage services”) from 2013 to 2017. We also provide brokerage and related services outside mainland China (“Hong Kong Brokerage services”), financial information and advisory services including subscriptions services for financial data, information services and investment advisory, online P2P lending (“Financial information and advisory services”), and advertising services.

During the second quarter of 2017, new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, the Group stopped providing commodities brokerage business in 2017.

In 2018, we continue to develop our mutual fund distribution business, securities investment advisory business, stock analysis subscription business for individual investors, online P2P lending business, stock analytics subscription business for institutional investors, advertising business, as well as Hong Kong securities and futures contracts brokerage business. We continued to increase financial technology content based upon artificial intelligence and cloud computing in our existing lines of businesses in 2018.

Our Business Sectors

Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues and mutual fund distribution revenues; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

In 2016, 2017 and 2018, revenues from financial services business were $69.0 million $28.2 million and $23.1 million, representing approximately 83.0%, 66.2% and 50.7%, of our total net revenues, respectively.  In 2016, 2017 and 2018, revenues from financial information and advisory business were $10.7 million, $10.3 million and $14.9 million, representing approximately 12.9%, 24.1% and 32.7%, of our total net revenues, respectively.  In 2016, 2017 and 2018, revenues from advertising business were $2.9 million, $3.6 million and $7.3 million, representing approximately 3.5%, 8.4%, and 16.1% of our total net revenues, respectively.

For a breakdown of total revenues by geographic market for each of the last financial years, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Net Revenues.”

a.	Subscription Services and other Related Services in the PRC
(i)	Financial Services Business

Mutual Fund Distribution

We obtained the license for mutual fund distribution issued by China Securities Regulatory Commission, or CSRC, in 2012, and launched Yinglibao, an internet based financial platform that integrates cash management solutions and mutual fund distribution in August 2013. As of December 31, 2018, Yinglibao established business relationships with 91 mutual fund companies in China, and provided more than 4,200 mutual fund products. In 2016, 2017 and 2018, revenues from mutual fund distribution were $0.2 million, $0.4 million and $0.7 million, representing approximately 0.3%, 0.9%, and 1.5% of our total net revenues, respectively.

In order to facilitate and support our mutual fund distribution business, we conducted a trial launch of our proprietary robo-advisory service.

We officially launched our robo-advisory product – Lingxi in November, 2016. Based upon different user risk profiles, Lingxi offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds.  From the beginning of 2017 to the end of 2018, the accumulative returns of Lingxi’s high-risk, medium-risk and low-risk strategies were 16.94%, 13.91% and 10.79%, respectively, reflecting our capability in asset allocations. We also launched Lingxi Premium Version in October 2017, which targets mass affluent investors in China.

(ii)	Financial Information and Advisory Business

In 2016, 2017 and 2018, revenues from financial information and advisory business services represented approximately 12.9%, 24.1% and 32.7% of our total net revenues, respectively.

Securities Investment Advisory Business (“iTougu”)

On December 25, 2014, we launched an investment advisory service platform “Investment Masters (iTougu)” at its annual conference “Leading China 2014: Financial Industry Innovation Forum”. The iTougu platform is designed to provide securities investment advisors and their clients a real-time communication channel, where they may communicate directly and in real-time. It also provides a vast number of Chinese individual investors access to securities investment advisors where they may attain private investment advice from thousands of investment advisors. In addition, the iTougu platform provides these highly-demanded features:

•	Text and audio interactive messaging system for broadcast and Q&As between investment advisors and their clients;
•	Daily market analytics, research reports and investment strategies for investment advisors; and
•	Client Management system for every investment advisor to view and manage client profiles, historical data and activities.

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

However, with the introduction of the Interim Measures, although not prohibited from directly engaging in peer-to-peer lending, Yinglibao must follow an application process that requires registration and filling with the relevant government authorities. Please refer to Item 3. “Key Information – D. Risk Factors – The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.”

Institutional Subscription Business

Founded in 1994, CFO Genius was the first professional financial database provider in China. In 2006, it became a fully-owned subsidiary of China Finance Online Co., Ltd. Based upon the established Genius database and ongoing research findings, China Finance Online is engaged in providing financial institutions with financial data, financial advisor software, wealth management software and investor education software. Powered by Genius database, in October 2017, we officially launched our cloud-based stock analytics software product for enterprise users, Genius Zhisheng. Based on Genius database and our software algorithm, Genius Zhisheng provides institutional investors with analytical tools such as visual analysis, back testing and simulation. In 2017, we have entered into strategic partnership agreements with leading Citic Securities and China Investment Securities. In March 2018, we signed strategic partnership agreement with Orient Securities to provide a cloud-based investor education platform. In October 2018, the investor education platform of Orient Securities was awarded top rating by Shanghai government as well as the sole winner for online investor education.

(iii)	Advertising Business

We believe that our website www.jrj.com is among the most popular financial information websites in China. While our internet community is generally affluent and educated and thus represents a potentially attractive group for advertisement, in 2012, we continued to allocate most of our advertising inventory to promote our own product and service offerings to individual investors. In 2016, 2017 and 2018, revenues from advertising-related services represented approximately 3.5%, 8.4% and 16.1% of our total net revenues respectively, and online advertising was not part of our core business.

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

Rifa Securities, together with Rifa Futures, serve as our platform for developing financial services outside mainland China. In 2016, 2017 and 2018, the brokerage and related services provided by Rifa Securities and Rifa Futures contributed approximately 10.8%, 59.3% and 49.1% of our total net revenues.

In September, 2016, the Company transferred the entire equity interest in iSTAR International Wealth Management Co. Limited to a third party for a total consideration of $3.0 million (HK$23.3 million equivalently).

In November 2018, the Company entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares, 20% of Rifa Financial Holdings Limited (the “Share Transfer Agreement”). Pursuant to the agreement, the total consideration for the transaction is HK$ 73.8 million (about US$ 9.4 million) and all of them has been received.

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

Sales and Marketing

We market our service offerings through online marketing, call centers, advertising and our customer support personnel. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers. We market our service offerings through various channels including our own websites JRJ.com.cn and mobile apps JRJ, Yinglibao, etc. According to Alexa, JRJ.com.cn is a top 500 most visited websites globally. JRJ and Yinglibao mobile apps are available in Apple store and Android app stores. In China, we also form partnerships with other online platforms and print publications to place our advertisement on their sites and newspapers. We also place offline digital advertising on buses and in locations with high foot traffic such as airports. In Hong Kong, we utilized our sales team to outreach to potential customers for brokerage services.

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

In May 2018, we hosted the "2018 Value Discovery Forum for Public Companies on Chinese Stock Markets" in Chengdu. Over 80 prestigious public companies listed on the Shenzhen and Shanghai stock markets and influential investors attended the forum. During the forum, China Finance Online also announced the 2018 Top 30 Growth Non-State-Owned-Companies, 2018 Top 30 Socially Responsible Non-State-Owned-Companies and 2018 Top 30 Investor Confidence Non-State-Owned-Companies. These rankings are based on our proprietary algorithms dynamically tracking a series of data points including financials, valuation, growth trends, ESG (environment, social and governance) and other metrics, which enable investors to identify investment opportunities and discover value stocks.

In November 2018, we hosted “2018 Innovation Summit of Public Companies” in Beijing. Surrounding the subject of “rebuilding competitive strengths and promoting industry reforms”, over 300 attendees including industry experts, entrepreneurs, institutional investors, and media executives share their views on how innovations, mergers & acquisitions, investments propel public companies to regain competitive advantages, strengthen operations, and promote corporate responsibilities.

In December 2018, we hosted the 3rd “2018 Fintech Forum & Leading China Annual Awards” in Beijing. During the forum, approximately 1,000 attendees, 500 financial institutions and 60 industry experts discussed new trends in Chinese economy, social and technology development and debated the new growth engine for Chinese and global economy. There were 50 individual awards in 12 categories including banking, insurance and securities brokerage given to winners.

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

In late 2016, we introduced our proprietary robo-advisory service, Lingxi. Depending upon users’ risk profiles, Lingxi provides retail investors with investment products for global asset allocations. In 2017, we introduced cloud-based one-stop investment research platform for institutional investors, Genius Zhisheng. For retail investors, we also introduced trading research tools based on Zhisheng algorithm. In 2018, we continued to upgrade our products and services with more advanced algorithm and technologies.

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

We have established a strong R&D team especially for our Zhisheng Finance and Lingxi robo-advisory platforms. Our R&D team includes financial industry veterans, Wall Street quantitative trading experts, and web technologists. In the three years ended December 31, 2016, 2017 and 2018, our product development expenses were $14.5 million, $16.2 million and $13.9 million, respectively.

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

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. Our business ventures such as Investment Masters, Yinglibao, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 235 software copyrights as of December 31, 2018, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 67 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and five trademarks registered in Hong Kong as of December 31, 2018.

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

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory and money lending businesses in Hong Kong

Rifa Securities Limited, regulated by SFC, holds a license for Type 1 regulated activities (dealing in securities), which permits it to engage in securities trading and brokerage business in Hong Kong. Rifa Futures Limited, regulated by the SFC, holds a license for Type 2 regulated activities (dealing in futures), which permits it to engage in futures contract trading business. Rifa Futures is also an Exchange Participant on the Hong Kong Futures Exchange. Rifa Asset Management, regulated by the SFC, holds a license for each of Type 9 (asset management), Type 4 (advising on securities) and Type 5 (advising on futures contracts) regulated activities, which together permit it to manage a portfolio of securities or futures contracts for clients on a discretionary basis, to give investment advice to clients relating to the sale and purchase of securities and give investment advice to clients relating to the sale and purchase of futures contracts.

Rifa Credit Limited (formerly iSTAR International Credit Co. Limited, “Rifa Credit”), holds a money lenders license, under the Money Lenders Ordinance, permitting it to engage in money lending activities in Hong Kong, which is valid for the standard 12-month period, and which has in the past been successfully renewed from year to year.

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

On March 16, 2018, National Radio and Television Administration (the “SAPPRFT”) promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, which provides that the classic literary works, radio, film and television programs, and original internet audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations, and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs with political orientation issues, copyright issues or content issues.

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

Cyber Security Law came into effect on June 1, 2017. According to the Cyber Security Law, providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Under the Cyber Security Law, the internet service providers are required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Service providers who do not comply with the Cyber Security Law may be subject to fines, warnings, suspension of their businesses, confiscation of illegal gains, shutdown of their websites, and revocation of their business licenses.

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

•	providing specific measures to deal with false advertising;
•	tightening rules for methods of advertising; and
•	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2018:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Shanghai Stockstar Information & Technology Co., Ltd.*	PRC	Nil
Beijing Zhengjin Wealth Management Co., Ltd.	PRC	Nil
Beijing CFO Premium Technology Co., Ltd.*	PRC	Nil
Beijing CFO Glory Technology Co., Ltd.*	PRC	Nil
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.	PRC	Nil
Beijing Huizhi Fortune Technology Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhongheng Xintai (Beijing) Asset Management Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shenzhen Ganlanren Investment Management Co., Ltd. *	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Beijing Zhongjun Sunshine Investment and Management Co., Ltd*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
iTougu (Beijing) Network Technology Co., Ltd.*	PRC	Nil
Shenzhen Rifa Commercial Factoring Co. Ltd.*	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Rifa Financial Holdings Limited**	BVI	85%
Rifa Securities Limited**	Hong Kong	85%
Rifa Futures Limited**	Hong Kong	85%
Rifa Asset Management Limited	Hong Kong	85%
Rifa Credit Limited**	Hong Kong	85%
Rifa Wealth Management Co. Limited	Hong Kong	85%

*	Denotes variable interest entities or subsidiaries of variable interest entities
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

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software and Zhengtong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengtong”) (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”), CFO Newrand Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”) and Shenzhen Ganlanren Investment Management Co., Ltd. Specifically, these contractual arrangements enable us to:

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

Loan Agreement. We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from one of its two former shareholders (the “Zhao Loan”). The initial term of the foregoing loan is 10 years which may be extended upon the parties’ agreement. The agreement has been extended for another ten years. Zhiwei Zhao can only repay the loan by transferring all of his interest in CFO Fuhua to us or a third party designated by us. If and when Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loan, the amount exceeding the principal amount of the loan will be deemed as interest accrued on such loan and repaid by Zhiwei Zhao to us. While Hong Kong law limits maximum interest payment payable to 60% of the outstanding principal amount per annum, this limitation would be relevant only if, the actual value of CFO Fuhua has increased at an average annual rate greater than 60% at the time Zhiwei Zhao transfers to us his interest in CFO Fuhua.

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

We entered into contractual arrangements with our affiliates including significant affiliates such as CFO Newrand, CFO Huizhi and Shenzhen Ganlanren Investment Management Co., Ltd. and their shareholders similar to agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.179, 4.181, 4.183 to this Annual Report on Form 20-F and incorporated herein by reference.

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

On November 1, 2018, the VIE contracts with Rifa Yunling (Beijing) Technology Co., Ltd. were terminated. All the equity interest in Rifa Yunling (Beijing) Technology Co., Ltd. was transferred from Xiaowei Wang and Jing Zhang to Fortune (Beijing) Success Technology Co., Ltd.

On August 1, 2018, the VIE contracts with CFO Chuangying were terminated. Fortune (Beijing) Qicheng Technology Co., Ltd., who directly owns CFO Chuangying by VIE structure was dissolved.

On October 1, 2018, Shenzhen Ganlanren Investment Management Co., Ltd. (“Shenzhen Ganlanren”) signed the Exercise of Right of First Refusal Agreement with Zaisi Cui, Xiaoqiao Sun and CFO Fortune. Pursuant to this agreement, Zaisi Cui shall transfer all the equity he has in Shenzhen Ganlanren to Xiaoqiao Sun.

On November 1, 2018, the VIE contracts with Beijing Mingfu Economics Research Institute Co., Ltd. and CFO Zhengyong were terminated. Beijing Mingfu Economics Research Institute Co., Ltd. was dissolved afterwards.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2018:

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

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 4,350 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 540 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 1,850 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 530 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

Our net revenues increased by 6.7% to $45.5 million in 2018 from $42.6 million in 2017. The net loss attributable to China Finance Online Co. Limited was $20.0 million in 2018, compared with net loss of $36.7 million in 2017.

Our principal capital expenditures for 2016, 2017 and 2018 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $4.6 million, $2.5 million and $0.3 million, respectively.

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

•	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;
•	the desirability of our service packages relative to other products and offerings available in the market;
•	our ability to benefit from the contractual arrangements with CFO Newrand, CFO Fuhua, and Stockstar Wealth Management and other VIEs; and
•	PRC regulatory policies.

We derive revenues primarily from our brokerage-related services, subscription fees from subscribers to our financial data and information services. We are developing our capacity in the securities investment advisory and wealth management services. The level of public interests in investing in China’s commodities brokerage and securities market could significantly influence our business.

To a lesser extent, we also derive revenues through advertisement sales on our website, which contributed $7.3 million in 2018, an increase of 103.8% from the $3.6 million contributed in 2017. Revenues from advertising accounted for 16.1% of our net revenues in 2018. We allocated most of our advertising inventories to promote our own product and services offerings, and hence online advertising was not considered a core service line of our business in 2018. Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.2 million in revenue for VAT refunds in 2018. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 17%, which materially increase our tax obligations.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31
	2016	2017	2018
Financial services	$68,933,218	$28,234,546	$23,057,366
Financial information and advisory	10,696,523	10,271,822	14,891,267
Advertising	2,893,707	3,588,499	7,312,947
Other revenues	534,448	527,783	216,346
Total revenues from external customers	$83,057,896	$42,622,650	$45,477,926

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com website. Cost of revenues accounted for 51.5% and 37.0% of our net revenues in 2017 and 2018, respectively.

Cost paid to financial advisors. We paid cost to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The cost paid were $0.8 million in 2018, constituting 4.5% of our cost of revenues.

Commission paid. Commission paid is the commission paid to the account executives of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Commission paid constituted 66.0% of our cost of revenues in 2018.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 7.4% of our cost of revenues in 2018.

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

Stock incentive plans and nonvested shares

We adopted the 2004 Stock Incentive Plan, or the 2004 Plan, in January 2004, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. As of January 2 2014, selected employees and executives have been granted restricted shares of an aggregate 1,100,240 ordinary shares with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the 2004 Plan. The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan. The share-based compensation expenses relating to the 2004 Plan were $0.2 million in 2016. All share-based compensation expenses relating to the 2004 Plan were recognized as of December 31, 2016.

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

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company’s achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. The share-based compensation expenses relating to the nonvested shares recognized were $1.0 million, nil and nil in 2016, 2017 and 2018 respectively.

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

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 ordinary shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 17,000,000 as of December 31, 2018. 200,000 ordinary shares, 2,840,000 ordinary shares and 2,180,000 ordinary shares were granted under 2014 Plan for the year ended 2016, 2017 and 2018, respectively. As of December 31, 2018, 5,839,900 shares were available for future grant of awards. The share-based compensation expenses relating to the 2014 Plan were $1.2 million, $0.8 million and $0.9 million in 2016, 2017 and 2018, respectively.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, formerly known as “Huifu Jinyuan Co., Ltd.”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. On July 1, 2015, Fortune Zhengjin entered into another contractual arrangement to grant 8% restricted shares of Fortune Zhengjin to selected employees of the Group. CFO Tahoe also entered an arrangement with selected employees of the Group. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. On May 31, 2016, Fortune Zhengjin entered into another arrangement to grant 5.35% restricted shares of Fortune Zhengjin to selected employees of the Group. There were $3,000, $2.1 million and $0.2 million share-based compensation expenses recorded in 2017 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $2,000, $1.2 million and $0.1 million share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries established in Hong Kong, including Rifa Securities, Rifa Futures, Rifa Asset Management, Rifa Credit and other ten subsidiaries are subject to the uniform profits tax rate of 16.5% in Hong Kong. In addition, companies which are incorporated outside of Hong Kong and carry on a trade, profession or business in Hong Kong are also subject to Hong Kong profits tax in respect of their profits arising in or derived from any business carried on in Hong Kong. Profits that are not sourced from Hong Kong are not subject to Hong Kong profits tax. There are no withholding taxes in Hong Kong on remittance of dividends to shareholders outside of the territory. In 2016, 2017 and 2018, the income tax expenses charged in Hong Kong were $462, $69,744 and $156,730 respectively.

PRC Enterprise Income Tax

In 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Rules, which stipulates that the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine an enterprise’s qualification as a high and new technology enterprise under the EIT Law by considering, among other factors, ownership of its core technology, the scope of its high and new technology, the ratios of technical personnel and research and development (R&D) personnel to total personnel, the ratio of R&D expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. The HNTE qualification is valid for a term of three years and is subject to application for renewal thereafter. CFO Genius successfully renewed their HNTE qualification in 2018, and would enjoy a preferential tax rate of 15% for another three years.

PRC Withholding Tax

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

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31, 2018.

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

The total carrying balance of such cost method investments were $1.7 million and $1.6 million as of December 31, 2017 and 2018, respectively. There was no impairment loss of the Group’s cost method investment.

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

The Company recognized equity method investment gain of $0.1 million and gain of $470 in the consolidated statement of comprehensive income for the year ended December 31, 2017 and 2018, respectively. The carrying balance of equity method investment was $0.8 million and $0.8 million as of December 31, 2017 and 2018, respectively.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure, we recorded $8.1 million goodwill impairment losses in relation to the reporting unit of investment advisory services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. In 2016, the Company concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. The Group recognized an impairment loss of $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016. There was no goodwill impairment in 2017 and 2018.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. A loss from impairment of intangible with indefinite life of $0.6 million, $0.3 million was recorded in the year ended December 31, 2016 and 2017, respectively. There was no impairment of intangible assets in 2018.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2018:

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

We recognized losses from impairment of goodwill of $6.7 million, nil and nil for the year ended December 31, 2016, 2017 and 2018, respectively.

We recognized losses from impairment of indefinite-lived intangible assets of $0.6 million, $0.3 million and nil for the year ended December 31, 2016, 2017 and 2018, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. In 2016, we recorded a loss from impairment of long-lived assets with definite lives of $0.5 million allocated to the commodities brokerage reporting unit because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. In 2017 and 2018, we recorded nil loss from impairment of long-lived assets with definite lives.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2016		2017		2018
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$83,737	100.8%	$42,885	100.6%	$45,827	100.8%
Business tax	(679)	(0.8)	(262)	(0.6)	(349)	(0.8)
Net revenues	83,058	100.0%	42,623	100.0%	45,478	100.0%
Cost of revenues	(20,380)	(24.5)	(21,934)	(51.5)	(16,842)	(37.0)
Gross profit	62,678	75.5	20,689	48.5	28,636	63.0
Operating expenses:
General and administrative	(19,837)	(23.9)	(15,250)	(35.8)	(14,254)	(31.3)
Product development	(14,485)	(17.4)	(16,208)	(38.0)	(13,924)	(30.6)
Sales and marketing	(50,083)	(60.3)	(29,467)	(69.1)	(22,066)	(48.5)
Loss from impairment of intangible assets	(1,111)	(1.3)	(292)	(0.7)	—	—
Loss from impairment of goodwill	(6,660)	(8.0)	—	—	—	—
Total operating expenses	(92,176)	(111.0)	(61,217)	(143.6)	(50,244)	(110.5)
Government subsidies	1,195	1.4	230	0.5	—	—
Loss from operations	(28,303)	(34.1)	(40,298)	(94.5)	(21,608)	(47.5)
Interest income	1,051	1.3	487	1.1	97	0.2
Interest expense	(2)	(0.0)	(3)	(0.0)	(1)	(0.0)
Exchange loss, net	(55)	(0.1)	(131)	(0.3)	247	0.5
Gain (loss) on the interest sold and retained noncontrolling investment	20,568	24.8	(1,997)	(4.7)	(1,187)	(2.6)
Gain from sales of equity method investment	—	—	111	0.26	—	(0.0)
Income (Loss) from equity method investment	(138)	(0.2)	(13)	0.0	—	(0.0)
Short-term investment income (loss)	379	0.5	63	0.1	(73)	(0.2)
Other expense, net	(305)	(0.4)	(283)	(0.7)	107	0.2
Loss before income tax expense	(6,805)	(8.2)	(42,064)	(98.7)	(22,418)	(49.3)
Income tax expense	(4,161)	(5.0)	(324)	(0.8)	(52)	(0.1)
Net loss	(10,966)	(13.2)	(42,388)	(99.4)	(22,470)	(49.4)
Less: net loss attributable to noncontrolling interests	(9,287)	(11.2)	(5,652)	(13.3)	(2,520)	(5.5)
Net loss attributable to China Finance Online Co. Limited	(1,679)	(2.0%)	(36,736)	(86.2%)	(19,950)	(43.9%)

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our gross revenues increased by 6.9% from $42.9 million in 2017 to $45.8 million in 2018. The increase was mainly due to the gross revenues of $7.5 million provided by our advertising services in 2018, compared with $4.1 million in 2017.

Our business taxes and related surcharges attributable to our gross revenues are both $0.3 million in 2017 and 2018. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues increased by 6.7% to $45.5 million in 2018 from $42.6 million in 2017. This increase was mainly due to net revenues provided by our advertising services.

Our net revenues derived from our financial services, which include commodities brokerage, Hong Kong brokerage-related services and mutual fund, decreased to $23.1 million in 2018 from $28.2 million in 2017, representing 50.7% and 66.2% of our total net revenues for each year. This decrease was mainly due to (i) the net revenues of $22.3 million provided by Hong Kong brokerage services in 2018, compared with $25.3 million in 2017, (ii) net revenues provided by our commodities brokerage services which was suspended in the second quarter of 2017 during which time new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, increased by 45.0% from $10.3 million in 2017 to $14.9 million in 2018.

Our advertising revenues increased to $7.3 million in 2018 from $3.6 million in 2017, representing 16.1% and 8.4% of total net revenues for each year. This increased mainly due to the growth of traffic to our site and readership recognition of our premium content helped to elevate our advertising revenues.

Cost of revenues

Our cost of revenues in 2018 decreased by 23.2% to $16.8 million in 2018 from $21.9 million in 2017, primarily due to commission paid to our sales agents related to our Hong Kong brokerage business decreased.

Gross profit

As a result of the foregoing, our gross profit increased by 38.4% to $28.6 million in 2018 from $20.7 million in 2017.

Operating expenses

Our operating expenses decreased by 17.9% to $50.2 million in 2018 from $61.2 million in 2017. Operating expenses as a percentage of net revenues decrease to 110.5% in 2018 from 143.6% in 2017.

General and administrative. Our general and administrative expenses decreased by 6.5% to $14.3 million in 2018 from $15.3 million in 2017. The decrease in general and administrative expenses was mainly attributable to improved efficiency and more stringent expense control measures. Our general and administrative expenses as a percentage of net revenues decreased to 31.3% in 2018 from 35.8% in 2017.

Product development. Our product development expenses decreased by 14.1% to $13.9 million in 2018 from $16.2 million in 2017. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team. Our product development expenses decreased as a percentage of net revenues to 30.6% in 2018 from 38.0% in 2017.

Sales and marketing. Our sales and marketing expenses decreased by 25.1% to $22.1 million in 2018 from $29.5 million in 2017. This was primarily due to reduction in headcount and the reduction in expenses associated with the terminated commodity brokerage operation.

Loss from impairment of intangible assets. There was no loss from impairment of intangible assets in 2018, compared to a loss from impairment of $0.3 million in 2017.

Loss from impairment of goodwill. There was no loss from impairment of goodwill for the year ended December 31, 2018 and December 31, 2017.

Loss from operations

Our loss from operations was $21.6 million in 2018 compared to $40.3 million in 2017, and our operating margin was negative 47.5% in 2018, compared to negative 94.5% in 2017. The increase in operating margin was mainly due to 17.9% decrease in operating expenses meanwhile net revenue increased by 6.7%.

Interest income

Our interest income decreased by 80.1% to $0.1 million in 2018 from $0.5 million in 2017.

Interest expense

Our interest expense decreased by 65.6% to $1,101 in 2018 from $3,204 in 2017.

Gain (loss) on the interest sold and retained noncontrolling investment

We recorded a loss on the interest sold and retained noncontrolling investment of $1.2 million in the consolidated statement of comprehensive income for the year ended December 31, 2018. We deregistered seven insignificant affiliates in 2018, of which five were previously owned 59.83% equity interest by us and two were fully owned by us.

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

Gain from sale of equity method investment

In 2017, the Group sold 20% of an investee’s equity interest, and recognized gain from sale of equity investment of 0.1 million.

Short-term investment income (loss)

Our gain from short-term investments, which are classified as trading securities, held-to-maturity or available-for-sale decreased to negative $0.1 million in 2018 from $0.1 million in 2017.

Other loss, net

Our other income, net was $0.1 million in 2018 compared to other loss, net was $0.3 million in 2017.

Income tax expense

Our income tax expense was $0.1 million in 2018 compared to an income tax expense was $0.3 million in 2017.

Net loss attributable to the Company

Our net loss attributable to the Company was $20.0 million in 2018 compared to net loss attributable to the Company was $36.7 million in 2017, and our net income margin was negative 43.9% in 2018 and negative 86.2% in 2017.

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

Our net revenues derived from our financial services, which include commodities brokerage, Hong Kong brokerage-related services and mutual fund, decreased to $28.2 million in 2017 from $69.0 million in 2016, representing 66.2% and 83.0% of our total net revenues for each year. This decrease was mainly due to net revenues provided by our commodities brokerage services which were suspended in the second quarter of 2017 during which time new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us.

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

Gain from sale of equity method investment

In 2017, the Group sold 20% of an investee's the equity interest and recognized a gain of $111,224.

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

B. Liquidity and capital resources.

Cash flows and working capital

As of December 31, 2018, we had approximately $12.5 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2016, 2017 and 2018:

	For the year ended December 31
(in thousands of U.S. dollars)	2016	2017	2018
Net cash provided by (used in) operating activities	$(18,748)	$(26,905)	$(32,714)
Net cash provided by (used in) investing activities	(3,319)	15,832	106
Net cash provided by (used in) financing activities	9,702	(19,056)	4,467
Net increase (decrease) in cash and cash equivalents	(17,099)	(27,906)	(28,236)
Cash, cash equivalents and restricted cash at beginning of year	85,734	68,635	40,729
Cash, cash equivalents and restricted cash at end of year	$68,635	$40,729	$12,493

Net cash used in operating activities for 2018 was $32.7 million, compared to net cash used in operating activities was $26.9 million in 2017 and net cash used in operating activities was $18.7 million in 2016. In 2018, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $22.5 million were changes in certain working capital accounts, principally an increase in accounts receivable-margin clients of $9.6 million due from the Hong Kong brokerage services.

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

Net cash provided by investing activities was $106,411 in 2018, compared to net cash provided in investing activities was $15.8 million in 2017, compared to net cash used by investing activities was $3.3 million in 2016. In

2018, net cash used in investing activities was primarily due to a net cash in of $0.4 million from selling available for sale investments, and partially offset by cash paid for purchase of property and equipment.

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

Net cash provided in financing activities was $4.5 million in 2018, compared to net cash used in financing activities was $19.1 million in 2017, compared to net cash provided in financing activities was $9.7 million in 2016. We paid dividends to our noncontrolling shareholders of nil, nil and $9.8 million in 2018, 2017 and 2016, respectively.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2016, 2017 and 2018 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $4.6 million, $2.5 million and $0.3 million, respectively.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs, including for our working capital and capital expenditure needs, for the foreseeable future. We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $21.3 million as of December 31, 2018.

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

Restrictions on Renminbi conversion

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has appreciated more than 10% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 5.8% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. In 2017, PBOC reaffirmed that it will improve the yuan regime and steadily push forward with the yuan’s convertibility on the capital account. In improving the policy framework for cross-border use of the RMB, China will pay “equal attention to development, reform and risk prevention”. In 2018, PBOC affirmed that it will adhere to the market drive, optimize the cross-border business policy of the renminbi, improve the international infrastructure of the renminbi, ensure the reasonable demand of market entities, and promote the internationalization of the renminbi to a new level.

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

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2017 and 2018, respectively:

	For the year ended December 31,
	2017	2018
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions
Denomination in RMB	$14,804,213	$3,891,742
Denomination in foreign currencies	$12	$12
Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$10,211,908	$1,254,738
Denomination in foreign currencies	—	—
Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$431,808	$378,283
Denomination in foreign currencies	$25,492,472	$8,223,099

C. Research and development.

In the three years ended December 31, 2016, 2017 and 2018, our product development expenses were $14.5 million, $16.2 million and $13.9 million, respectively. Our research and development efforts consist of continuing to:

•	increase the breadth of our service offerings through the addition of new features and functions to our service packages;
•	enhance our subscribers’ experience by improving the quality of our research tools and website;
•	develop additional research tools, features, content and services specifically targeting the high-end subscribers; and
•	increase in recruitment of senior software engineers and capital market professionals for support further development in all lines of business.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2018 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
	(in U.S. dollars)
Less than 1 year	$3,374,290	$2,180,211	$5,554,501
1 - 3 years	4,430,689	4,357,245	8,787,934
3 - 5 years	—	—	—

Apart from such premises, as of December 31, 2018, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor.

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	55	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	48	Director
Zheng (James) Chen (1)	53	Independent Director
Jian Wang (1) (2) (3)	56	Independent Director
Yaowei Zhang (1) (2) (3)	56	Independent Director

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

The address of each of our executive officers and directors is 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052.

Biographical Information

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our Board of directors in April 2012 and continues to serve as the Chief Executive Officer of the company. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc. before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology and he obtained his EMBA degree from PBC School of Finance of Tsinghua University.

Jun (Jeff) Wang has served as our director since May 2012. Mr. Wang is president of NepVale Holdings, a company focusing on investment in early stage companies in technology and consumer sectors.  Mr. Wang is also a director and a vice chairman of Celluno Holdings since March 2019, an advisor at Z-Park Fund, a private equity fund focusing on investment in sectors including TMT, energy, high-precision manufacturing, and healthcare.  Mr. Wang served as our Chief Financial Officer from August 15, 2006 to May 16, 2017 and was appointed to serve as a member of our Board in May 2012.  Mr. Wang was a Senior Manager at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that, Mr. Wang provided consulting services at Deloitte’s Beijing, London and New York offices. Mr. Wang now serves as independent director and chairman of audit committee on the Board of Secoo Holdings, an online integrated upscale products and services company listed on NASDAQ.  Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

James (Zheng) Chen has served as our director since June 2015. He has served as the chief executive officer of Origin Agritech since March, 2018. He was Origin Agritech’s CFO from 2012 to 2016 and was appointed a director of Origin on August 30, 2017. Dr. Chen’s previous professional experience includes CFO of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority (ADIA), and senior equity analyst positions at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A. degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”).

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

In 2018, we paid aggregate cash compensation of approximately $485,889 to our directors and executive officers as a group. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with our chief executive officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in February 2020.

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

Under the 2004 Plan, as of December 31, 2018, we have a total number of 13,202,200 options that are currently vested and exercisable for ordinary shares. Based on the Company’s requisite service period stated in the 2004 Plan, all the granted restricted shares of 1,100,240 ordinary shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2016 with no additional shares issued in 2017 and 2018.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2018 pursuant to the 2004 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	750,000	$1.426	February 22, 2010	February 22, 2020
	1,800,000	$0.250	July 15, 2013	July 15, 2023
	450,000	$—	January 2, 2014	January 2, 2024
Jun (Jeff) Wang	250,000	$1.426	February 22, 2010	February 22, 2020
	1,500,000	$0.250	July 15, 2013	July 15, 2023
	350,240	$—	January 2, 2014	January 2, 2024

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

During 2016, 2017 and 2018, the Company granted totaling nil, 2,690,000 and 280,000 stock options under the 2014 Plan. We have a total number of 1,877,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2018.

In 2016, 2017 and 2018, the Company granted 200,000, 150,000 and 1,900,000 restricted shares to eligible persons under the 2014 Plan, respectively. As of December 31, 2018, 5,634,500 shares were vested, of which 478,825 shares were issued.

The table below sets forth the stock options and restricted shares grants made to our current directors and executive officers as of December 31, 2018 pursuant to the 2014 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$—	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
	*	$—	December 28, 2018	December 28, 2028
Zheng (James) Chen	*	$—	November 16, 2015	November 16, 2025
Jian Wang	*	$—	November 16, 2015	November 16, 2025
Yaowei Zhang	*	$—	November 16, 2015	November 16, 2025
Jun (Jeff) Wang	*	$—	November 16, 2015	November 16, 2025

*	Upon vesting of stock options and restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2018, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2018, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

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

As of December 31, 2016, all of the 3,000,000 ordinary shares become activated and vested as one of the performance targets was achieved and $2,460,000 share-based compensation expenses relating to the restricted shares was recognized.

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

C. Board practices.

In 2018, our directors met in person or passed resolutions by unanimous written consent total of four times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Zheng (James) Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	55	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	48	Director	Date of 2020 annual general meeting
Zheng (James) Chen	53	Director	Date of 2020 annual general meeting
Jian Wang	56	Director	Date of 2019 annual general meeting
Yaowei Zhang	56	Director	Date of 2019 annual general meeting

D. Employees.

As of December 31, 2016, 2017 and 2018, we employed approximately 1,900, 760 and 476 employees. The reduction of employees number is mainly due to improved efficiency. China enacted a Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the law. We work with the employees to insure that the employees obtain the full benefit of the Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks relating to doing business in the People’s Republic of China — PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2018, 118,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 21,219,601 of our ADSs were outstanding.

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

Number of Shares Beneficially Owned Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	32,051,983	27.14%
Zheng (James) Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	2,250,240	1.91%
All current directors and executive officers as of December 31, 2018 as a group (5 persons)	34,542,223	29.25%
5% Shareholder
Zhiwei Zhao (1)	32,051,983	27.14%
IDG Technology Venture Investment, LP (2)	6,723,115	5.69%
Sheng Guang Holdings Limited (3)	2,393,135	2.03%
Jianping Lu (4)	7,156,121	6.06%
Ling Zhang (5)	8,746,370	7.41%

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2018, would beneficially own less than 1% of our ordinary shares.
(1)

Mr. Zhiwei Zhao is considered the beneficial owner of 32,051,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,392,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2018.

(2)

Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. as of December 31, 2018 in the form of 1,344,623ADSs, according to a Schedule 13G/A filed with the SEC dated February 11, 2019. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC.  IDG Technology Venture Investments, LLC, Chi Sing Ho and Quan Zhou may deemed have beneficial ownership of our shares held by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company; 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297.

(3)

Includes 2,393,135 ordinary shares held by Sheng Guang Holdings Limited as of December 31, 2018 in the form of 478,627 ADSs, according to a Schedule13G/A filed with the SEC dated February 11, 2019. These securities were transferred from IDG Technology Venture Investment, Inc. By virtue of being the sole two directors of Sheng Guang Holdings Limited, Chi Sing Ho and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these securities. By virtue of relationship disclosed in (2), IDG Technology Venture Investments, LLC and IDG Technology Venture Investments, LP may be deemed to have shared voting and dispositive power with respect to these securities. The registered address of Sheng Guang Holdings Limited is Unit5505, The Center, 99 Queen’s Road Central, Hong Kong.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2018, we had 118,098,018 ordinary shares issued and outstanding, respectively, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 89.84% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

See “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

See “Item 4.C. Information on the Company — Organizational Structure.”

The English translation of the VIE contracts are attached as Exhibits 4.4-4.85 and Exhibits 4.141-4.179, 4.181, 4.183 to this Annual Report on Form 20-F and incorporated herein by reference.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2016, 2017 and 2018, we had nil, nil and nil, respectively due from related parties. It represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received within the respective fiscal year. As of December 31, 2016, 2017 and 2018, we also had nil, nil and nil, respectively due to related parties.

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

Following a fairness hearing on March 21, 2017, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after lead plaintiffs file their motion for final distribution of the settlement amount. On June 23, 2017, the court granted the lead plaintiffs’ motion for a first distribution of the settlement amount, less attorneys’ fees and expenses. On June 28, 2017, lead plaintiffs informed the court checks representing the net settlement amount were mailed to class members. On April 18, 2018, lead plaintiffs informed the court that checks representing all but $2,759.76 of the net settlement amount had been cashed, requested that the court authorize a second and final distribution for the remaining amount, and requested that the court enter the judgment. The court has not yet responded to this request. On August 10, 2018, the Company received the final judgment as anticipated by the settlement approval order and there are no appeals within 30 days after the judgment is entered.

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

B. Significant changes since December 31, 2018.

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

On December 6, 2016, National Development and Reform Commission (“NDRC”), Ministry of Commerce, People’s Bank of China and SAFE (collectively, “Four Departments”), responded to media inquiries with respect to tightening foreign investment regulations. In particular, Four Departments specified closer attention shall be paid to the recent tendency of “irrational oversea investment” in real estate, hotel, film studio, entertainment, sports club and other fields, and the risks underlying certain types of outbound investments, such as investments of considerable amount unrelated to the investor core business and investments made by limited partnerships. In addition, closer attention shall be paid to any company group whose parent company is considerably smaller than the subsidiaries by measure of capitalization or assets, and any company that applies for foreign direct investment immediately after its formation. It can be concluded from the answers of these authorities that foreign exchange control has been tightened from the following perspectives:

•

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

•

four categories to be specially supervised: large amount investment in non-principal industry, limited partnerships’ investment in foreign countries, “small parent company with big subsidiary”, “quick establishment and quick exit” and other potential risks in oversea investment.

•

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

•

Outbound investment projects made in any sensitive country or region which has not established diplomatic relations with China yet, is undergoing wars or is limited under a bilateral or multi-lateral treaty or agreement already concluded by China.

•	Outbound investment projects made in such sectors as the real estate, hospitality, film cinemas, entertainment or sports clubs.
•	Private equity funds or investment platforms established outside the territory of China for non-concrete business projects.

•	Outbound investment projects made through backward production equipment that does not meet technological standards formulated by an investment destination.
•	Outbound investment projects that do not conform to standards in respect of environmental protection, energy consumption, and security formulated by an investment destination.

In particular, the first three categories of projects must be approved by the competent authority of outbound investment.

E. Taxation.

Hong Kong taxation

Profits tax. Hong Kong does not impose capital gains tax on capital gains derived from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. The profits tax rate for the tax year of assessment ending on 31 March, 2018 is 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid by Hong Kong companies to persons outside of Hong Kong. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the United States.

Stamp duty. Hong Kong stamp duty is generally payable on the transfer of shares in companies incorporated in Hong Kong. The stamp duty is payable both by the purchaser on every purchase and by the seller on every sale of such shares at the ad valorem rate of HK$1.00 per HK$1,000 or part thereof, on the higher of the consideration paid for or the market value of the shares transferred. In addition, a fixed duty, currently HK$5, is payable on an instrument of transfer for the transfer of such shares. Where the assessed amount of stamp duty is not paid within the required timeframe, the principals to the sale and purchase may also be liable to pay a penalty calculated as a multiple of the duty assessed. A re-transfer of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also require payment of Hong Kong stamp duty at the rate described above for a sale and purchase transactions, unless such re-transfer or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not require payment of stamp duty. In addition, no Hong Kong stamp duty is payable upon the transfer of ADSs effected outside Hong Kong.

U.S. federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, Medicare tax or other non-income tax considerations or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	brokers or dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•	banks or other financial institutions;
•	insurance companies;
•	tax-exempt organizations or governmental organizations;
•	regulated investment companies or real estate investment trusts;
•	U.S. expatriates;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;
•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;
•	persons liable for alternative minimum tax;
•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of ADSs, you are treated as the owner of the underlying ordinary shares represented by such ADSs.

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

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of such partnership or other entity.

U.S. Holders

The discussion below under “Dividends” and “Sale and other disposition” is written on the basis that we will not be or become classified as a passive foreign investment company for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a passive foreign investment company are discussed below under “—Passive Foreign Investment Company.”

Dividends

We do not anticipate paying dividends on our ordinary shares or indirectly on our ADSs, in the foreseeable future. See “Item 8.A. Financial Information - Consolidated financial statements and other financial information - Dividend policy”.

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you (or the depositary, as applicable) actually or constructively receive such income. However, if you are an individual and have held your ADSs for a sufficient period of time, dividend distributions on our ADSs will generally constitute qualified dividend income taxed at a preferential rate as long as our ADSs continue to be readily tradable on NASDAQ and certain other conditions apply. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us and the applicability of any income tax treaty.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source and passive category income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sales and other dispositions

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2017 and 2018, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq National Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. Because a mark-to-market election can generally not be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs, in each case, that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 24%). Backup withholding will not apply to a U.S. Holder, however, if (1) the U.S. Holder is a corporation or comes within certain other exempt categories and, when required, can demonstrate that fact or (2) the U.S. Holder provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable backup withholding rules. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you furnish the required information to the IRS.

Additional Reporting Requirements

Effective for taxable years beginning after March 18, 2010, certain U.S. Holders (including individuals and, to the extent provided by the U.S. Secretary of Treasury in regulations or other guidance, certain entities) that hold an interest in a “specified foreign financial asset” may be required to attach certain information regarding such assets to their income tax return for any year in which the aggregate value of all such assets exceeds US$50,000. U.S. Holders are urged to consult their tax advisors regarding the reporting requirements that may be imposed on a U.S. Holder with respect to their ownership of ADSs or ordinary shares.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2018, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $0.1 million to nil. In addition, with respect to cash and cash equivalents as of December 31, 2017, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $0.5 million to $0.1 million.

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

We have recorded foreign exchange gain of $246,680 in net income in 2018, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately -6.8%, -5.8% and 5.0% against the U.S. dollar in 2016, 2017 and 2018, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2018, we had cash, cash equivalents and restricted cash of

US$4.3 million (approximately RMB29.3 million) which were denominated in RMB at the exchange of $1.00 for RMB6.8632 and US$8.2 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $4.2 million as of December 31, 2018.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, exchange listing fees or any other program related expenses. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us. On May 22, 2018, we entered into a new contract with the depositary with a term of 5 years, which started from May 22, 2018. We were entitled to receive the maximum amount as US$250,000 for the year between May 22, 2018 and May 21, 2019 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility.

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

Based upon this evaluation, our management including our chief executive officer and the vice president (the person performing the functions of the principal financial officer), has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2018.

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

Under the supervision of our chief executive officer and the vice president (the person performing the functions of the principal financial officer), our management conducted an assessment of our internal control over financial reporting as of December 31, 2018, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2016, 2017 and 2018 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

		For the Year Ended December 31,
	2018		2017		2016
Audit Fees(1)	US$	420,000	US$	411,000	US$	418,000
Audit Related Fees		—		—		—
Tax Fees		—		—		—
All Other Fees		—		—		—

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

4.140

Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd. and Shanghai Jiuyi Yonglin Investment Management Enterprise, regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.

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
4.153

Translation of Framework Agreement for Exercise of Right of First Refusal dated July 25, 2017 among Han Meng, Wenjing Lu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd., Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd.

4.154

Translation of Termination Agreement regarding the Strategic Consulting and Service Agreement, Technical Support Agreement and Operation Agreement dated July 25, 2017 between Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd.

4.155	Translation of Equity Pledge Contract dated November 23, 2016 between Ying Zhu and Zhengyong Information & Technology (Shanghai) Co., Ltd.
4.156	Translation of Equity Transfer Agreement dated November 23, 2016 between Yi Yang and Ying Zhu
4.157

Translation of Framework Agreement for Exercise of Right of First Refusal dated November 23, 2016 among Yi Yang, Ying Zhu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Zhengyong Information & Technology (Shanghai) Co., Ltd.

4.158

Translation of Right of First Refusal & Cooperation Agreement dated November 23, 2016  among Zhengyong Information & Technology (Shanghai) Co., Ltd., Ying Zhu and Shenzhen Newrand Securities Advisory and Investment Co., Ltd.

4.159	Translation of Loan Agreement dated November 23, 2016 between Zhengyong Information & Technology (Shanghai) Co., Ltd. and Ying Zhu
4.160	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.161	Translation of Loan Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.162	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.163	Translation of Technical Support Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.164	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaowei Wang, Jing Zhang and Fortune Software (Beijing) Co., Ltd.
4.165	Translation of Equity Transfer Agreement dated April 20, 2017 among Beijing CFO Glory Technology Co., Ltd., Xiaowei Wang and Jing Zhang
4.166	Translation of Right of First Refusal & Cooperation Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang, Jing Zhang and Rifa Yunling (Beijing) Technology Co. Ltd.
4.167	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Rifa Yunling (Beijing) Technology Co. Ltd.
4.168	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun and Si Wang
4.169	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.
4.170	Translation of Technical Support Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.
4.171	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaoqiao Sun, Si Wang and Fortune Software (Beijing) Co., Ltd.
4.172

Translation of Right of First Refusal & Cooperation Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun, Si Wang and Shenzhen Ganlanren Investment Management Co., Ltd.

4.173	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.
4.174

Translation of Framework Agreement for Exercise of Right of First Refusal dated June 21, 2017 among Si Wang, Zaisi Cui, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

4.175

Translation of Agreement for the Implementation of the Framework Agreement for Exercise of Right of First Refusal dated April 20, 2017 among Si Wang, Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

4.176	Translation of Equity Pledge Contract dated June 21, 2017 between Zaisi Cui and Fortune Software (Beijing) Co., Ltd.
4.177	Translation of Equity Transfer Agreement dated June 21, 2017 between Si Wang and Zaisi Cui
4.178	Translation of Right of First Refusal & Cooperation Agreement dated June 21, 2017 among Fortune Software (Beijing) Co., Ltd., Zaisi Cui and Shenzhen Ganlanren Investment Management Co., Ltd.
4.179	Translation of Loan Agreement dated June 21, 2017 between Fortune Software (Beijing) Co., Ltd. and Zaisi Cui
4.180

Translation of Shareholder Contribution Agreement of JRJ (Zhuhai) Asset Management Co., Ltd. dated December 18, 2017 among China Finance Online (Beijing) Co., Ltd., Zhuhai Jinshi Zhongrui Investment Co., Ltd., Shenzhen Thinking Power Investment Co., Ltd., and Shenzhen Jinghong Investment Management Co., Ltd.

4.181*

Translation of the Termination Agreement dated July 20, 2018 by and among Fortune Software (Beijing) Co., Ltd., Na Zhang, Xiaowei Wang and CFO Chuangying. terminating certain Loan Agreement, Equity Pledge Contract, Right of First Refusal Agreement, Strategic Consulting and Service Agreement, Technical Support Agreement and Operation Agreement.

4.182*	Translation of the Share Purchase Agreement dated November 2018 between China Finance Online Co. Limited and West Platinum Limited
4.183*

Translation of Framework Agreement for Exercise of Right of First Refusal dated October 1, 2018 among Zaisi Cui, Xiaoqiao Sun, Fortune Software (Beijing) Co., Ltd., and Shenzhen Ganlanren Investment Management Co., Ltd.

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

CHINA FINANCE ONLINE CO. LIMITED

Date: April 26, 2019	/s/ Lin Yang
	Name:	Lin Yang
	Title:	Vice President (the person performing the functions of the principal financial officer)

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2016, 2017 and 2018

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Finance Online Co. Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities(“VIEs”) and its VIEs’ subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, China

April 26, 2019

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2017	2018
Assets
Current assets:
Cash and cash equivalents	$38,692,871	$12,493,135
Restricted cash	2,035,634	—
Prepaid expenses and other current assets	4,198,301	2,409,295
Trust bank balances held on behalf of customers	39,168,960	31,217,870
Accounts receivable - margin clients, net of allowance for doubtful accounts of nil and nil in 2017 and 2018, respectively	8,010,846	17,751,034
Accounts receivable - others, net of allowance for doubtful accounts of $3,579 and $3,407 in 2017 and 2018, respectively	8,977,608	7,101,910
Short - term investments	532,912	—
Total current assets	101,617,132	70,973,244
Property and equipment, net	6,885,261	4,459,334
Acquired intangible assets, net	96,457	85,154
Cost method investment	1,714,058	1,631,892
Equity method investment, net	817,223	778,721
Rental deposits	1,140,929	963,575
Goodwill	108,010	107,791
Guarantee fund deposits	604,497	217,033
Deferred tax assets	1,620,286	1,472,606
Total assets	$114,603,853	$80,689,350
Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,477,256 and $7,119,096 as of December 31, 2017 and December 31, 2018, respectively)	$9,370,845	$8,127,440
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,109,214 and $3,845,786 as of December 31, 2017 and December 31, 2018, respectively)	9,953,695	11,728,235
Contingent liability (including contingent liability held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2017 and December 31, 2018, respectively)	2,760	—
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,374,977 and $5,599,216 as of December 31, 2017 and December 31, 2018, respectively)	39,168,960	31,217,870
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,066,918 and $189,082 as of December 31, 2017 and December 31, 2018, respectively)	9,461,921	2,947,206
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $483,656 and ($2,303) as of December 31, 2017 and December 31, 2018, respectively)	553,316	154,973
Total current liabilities	68,511,497	54,175,724
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $25,229 and (9,482) as of December 31, 2017 and December 31, 2018, respectively)	144,149	149,107
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $218,170 and $12,678 as of December 31, 2017 and December 31, 2018, respectively)	236,596	28,682
Total liabilities	$68,892,242	$54,353,513
Commitments and contingencies (Note 22)
Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	57,000,417	57,001,017
Additional paid-in capital	34,368,210	36,079,122
Accumulated other comprehensive income	6,654,191	6,291,793
Retained deficits	(43,976,136)	(63,926,256)
Total China Finance Online Co. Limited shareholders’ equity	54,046,682	35,445,676
Noncontrolling interest	(8,335,071)	(9,109,839)
Total equity	45,711,611	26,335,837
Total liabilities and equity	$114,603,853	$80,689,350

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2016	2017	2018
Net revenues	$83,057,896	$42,622,650	$45,477,926
Cost of revenues	20,380,258	21,933,678	16,841,915
Gross profit	62,677,638	20,688,972	28,636,011
Operating expenses:
General and administrative (including share-based compensation of $5,240,518, $2,739,892 and $1,829,364 for 2016, 2017 and 2018, respectively)	19,836,498	15,250,086	14,254,137
Product development (including share-based compensation of $205,448, $216,374 and $191,708 for 2016, 2017 and 2018, respectively)	14,485,444	16,208,000	13,924,460
Sales and marketing (including share-based compensation of $129,911, $111,947 and $219,440 for 2016, 2017 and 2018, respectively)	50,083,441	29,467,593	22,065,504
Loss from impairment of intangible assets	1,111,149	291,817	—
Loss from impairment of goodwill	6,659,691	—	—
Total operating expenses	92,176,223	61,217,496	50,244,101
Government subsidies	1,194,775	230,174	—
Loss from operations	(28,303,810)	(40,298,350)	(21,608,090)
Interest income	1,050,781	487,007	96,679
Interest expense	(2,275)	(3,204)	(1,101)
Exchange gain (loss), net	(55,117)	(131,461)	246,680
Gain (loss) on the interest sold and retained noncontrolling investment	20,567,699	(1,996,361)	(1,186,852)
Gain from sale of equity method investment	—	111,224	—
Income (Loss) from equity method investment	(138,124)	(13,404)	470
Short-term investment income (loss)	378,603	63,303	(72,755)
Other income (expense), net	(303,332)	(282,775)	107,253
Loss before income tax expense	(6,805,575)	(42,064,021)	(22,417,716)
Income tax expense	(4,160,603)	(324,416)	(52,779)
Net loss	$(10,966,178)	$(42,388,437)	$(22,470,495)
Less: net loss attributable to the noncontrolling interest	(9,287,365)	(5,651,884)	(2,520,375)
Net loss attributable to China Finance Online Co. Limited	$(1,678,813)	$(36,736,553)	$(19,950,120)
Net loss per share attributable to China Finance Online Co. Limited
Basic	$(0.01)	$(0.32)	$(0.18)
Diluted	$(0.01)	$(0.32)	$(0.18)
Weighted average shares used in calculating net loss per share
Basic	113,213,912	113,601,949	113,883,030
Diluted	113,213,912	113,601,949	113,883,030
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(4,343,652)	2,400,548	(362,398)
Other comprehensive income (loss), net of tax	(4,343,652)	2,400,548	(362,398)
Comprehensive loss	(15,309,830)	(39,987,889)	(22,832,893)
Less: net loss attributable to the noncontrolling interest	(9,287,365)	(5,651,884)	(2,520,375)
Comprehensive loss attributable to China Finance Online Co. Limited	$(6,022,465)	$(34,336,005)	$(20,312,518)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

			Additional	Accumulated other	Retained	Total China Finance Online Co. limited	Non
	Ordinary shares		paid-in	comprehensive	earnings/	shareholders’	controlling	Total
	Shares	Amount	capital	income (loss)	(deficits)	equity	interest	equity
Balance as of January 1, 2016	$118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371	$11,191,054	$99,229,425
Exercise of share options by employees	—	117,632	—	—	—	117,632	—	117,632
Share-based compensation	—	—	4,413,811	—	—	4,413,811	1,162,066	5,575,877
Changes in controlling ownership interest	—	—	(382,665)	—	—	(382,665)	171,542	(211,123)
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—	(10,117,946)	(10,117,946)
Deconsolidation	—	—	—	—	—	—	2,510,775	2,510,775
Foreign currency translation adjustment	—	—	—	(4,343,652)	—	(4,343,652)	—	(4,343,652)
Net income (loss)	—	—	—	—	(1,678,813)	(1,678,813)	(9,287,365)	(10,966,178)
Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684	$(4,369,874)	$81,794,810
Exercise of share options by employees	—	26,785	—	—	—	26,785	—	26,785
Share-based compensation	—	—	2,191,218	—	—	2,191,218	876,995	3,068,213
Deconsolidation	—	—	—	—	—	—	809,692	809,692
Foreign currency translation adjustment	—	—	—	2,400,548	—	2,400,548	—	2,400,548
Net income (loss)	—	—	—	—	(36,736,553)	(36,736,553)	(5,651,884)	(42,388,437)
Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682	$(8,335,071)	$45,711,611
Exercise of share options by employees	—	600	—	—	—	600	—	600
Share-based compensation	—	—	1,710,912	—	—	1,710,912	529,600	2,240,512
Deconsolidation	—	—	—	—	—	—	1,216,007	1,216,007
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)	—	(362,398)
Net income (loss)	—	—	—	—	(19,950,120)	(19,950,120)	(2,520,375)	(22,470,495)
Balance as of December 31, 2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676	$(9,109,839)	$26,335,837

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

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2016	2017	2018
Operating activities:
Net loss	$(10,966,178)	$(42,388,437)	$(22,470,495)
Adjustments to reconcile net loss to net cash provided by Operating activities:
Share-based compensation	5,575,877	3,068,213	2,240,512
Depreciation and amortization	2,039,791	2,105,158	1,697,700
Provision of allowance for doubtful accounts	(1,026,449)	—	(149,429)
(Gain) Loss from equity method investment	138,124	(97,820)	(470)
(Gain) Loss from short-term investments	(378,603)	(63,303)	72,755
Deferred taxes	(487,057)	(231,667)	(116,254)
Loss on disposal of property and equipment	144,135	124,696	854,160
Loss from impairment of intangible assets	1,111,149	291,817	—
Loss from impairment of goodwill	6,659,691	—	—
(Gain) Loss on the interest sold and retained noncontrolling investment	(20,567,699)	1,996,361	1,186,852
Changes in assets and liabilities:
Accounts receivable, others	(2,067,338)	4,896,250	1,774,118
Accounts receivable, margin clients	(3,188,904)	(515,614)	(9,600,921)
Prepaid expenses and other current assets	(1,856,549)	(1,105,245)	559,702
Trust bank balances held on behalf of customers	(19,148,934)	(5,987,800)	7,601,562
Rental deposits	(169,148)	15,652	138,485
Guarantee deposit funds	(1,049,046)	5,616,733	307,883
Amounts due from noncontrolling shareholders	(461,810)	—	—
Deferred revenue	349,113	3,517,988	(1,659,248)
Account payable	3,609,213	298,975	(6,473,854)
Accrued expenses and other current liabilities	1,573,833	(3,483,073)	(683,420)
Amounts due to customers for the trust bank balance held on their behalf	19,148,934	5,987,800	(7,601,562)
Income taxes payable	2,269,464	(951,595)	(392,551)
Net cash used in operating activities	$(18,748,391)	$(26,904,911)	$(32,714,475)
Investing activities:
Purchase of property and equipment	(4,602,154)	(2,472,409)	(340,629)
Acquisition of businesses (net of cash acquired of nil, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively)	(424,437)	—	—
Business restructure	—	—	—
Proceeds from disposal of affiliates (Note 10)	23,836,195	1,576,467	4,950
Acquisition of equity method investment	—	—	—
Proceeds from transfer of equity method investment	—	350,181	—
Repayment of loans given to equity method investee	—	—	—
Proceeds from transfer equity interest to noncontrolling shareholders	—	—	—
Advances related to disposal of subsidiaries	(5,299,758)	—	—
Purchase of short-term investments	(326,196,271)	(71,492,241)	(8,995,273)
Proceeds from sales of short-term investments	309,564,065	87,946,966	9,437,363
Acquisition of cost method investment	(216,232)	(76,520)	—
Proceeds from sales of cost method investment	—	—	—
Proceeds from disposal of fixed assets	19,671	—	—
Net cash provided by (used in) investing activities	$(3,318,921)	$15,832,444	$106,411
Financing activities:
Proceeds from stock options exercised by employees	142,618	26,786	600
Proceeds from stock options exercised by nonemployees	—	—	—
Proceeds from paid-in capital of noncontrolling shareholders	—	—	4,466,000
Dividends paid to noncontrolling shareholders	(9,839,173)	—	—
Proceeds from Yinglibao Clients	31,764,134	—	—
Repayment of Yinglibao Clients	(12,365,167)	(19,083,181)	—
Net cash provided by (used in) financing activities	$9,702,412	$(19,056,395)	$4,466,600
Effect of exchange rate changes	$(4,734,152)	$2,222,371	$(93,906)
Net (decrease) increase in cash and cash equivalents	(17,099,052)	(27,906,491)	(28,235,370)
Cash, cash equivalents and restricted cash at beginning of the year	85,734,048	68,634,996	40,728,505
Cash, cash equivalents and restricted cash at end of the year	$68,634,996	$40,728,505	$12,493,135
Supplemental disclosure of cash flow information
Income taxes paid	$2,536,254	$1,510,281	$504,462
Interest paid	—	—	—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year ended December 31,
	2016	2017	2018
Cash and cash equivalents	$66,151,439	$38,692,871	$12,493,135
Restricted cash	$2,483,557	$2,035,634	$—
Total cash, cash equivalents and restricted cash	$68,634,996	$40,728,505	$12,493,135

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

In 2017, the Company was forced to suspend commodities brokerage business due to the suspension of new commodities trading by most of precious metal exchange in China.

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

Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2018 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Zhengyong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Rifa Financial Holdings Limited (“Rifa Financial Holdings”) (Formerly known as “iSTAR Financial Holdings Limited”)	BVI	Jul. 16, 2007	85%	Investment holdings
Rifa Securities Limited (“Rifa Securities”) (Formerly known as “iSTAR International Securities Co. Limited”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Rifa Futures Limited (“Rifa Futures”) (Formerly known as “iSTAR International Futures Co. Limited”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Rifa Asset Management Limited (“Rifa Asset Management”)	Hong Kong, PRC	Nov. 15, 2016	85%	Asset management service
Rifa Credit Limited (“Rifa Credit”) (Formerly known as “iSTAR International Credit Co. Limited”)	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Rifa Wealth Management Co. Limited (“Rifa Wealth Management”)	Hong Kong, PRC	Sep. 13, 2016	85%	Insurance brokerage service
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”)	Beijing, PRC	Jun. 14, 2012	Nil	N/A
Shenzhen Ganlanren Investment Management Co., Ltd. (“CFO Shenzhen Ganlanren”)	Shenzhen, PRC	Feb. 18, 2016	Nil	N/A
Beijing CFO Premium Technology Co., Ltd. (“CFO Premium”).	Beijing, PRC	June 2, 2009	Nil	N/A
Beijing CFO Glory Technology Co., Ltd.	Beijing, PRC	Sep. 11, 2007	Nil	N/A
Subsidiaries of variable interest entities:
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Zhengjin Tianjin”)	Tianjin, PRC	Jul. 23, 2013	Nil	Commodities brokerage
Beijing Jiayi Management Co., Ltd. (“CFO Zhengjin Beijing”)	Beijing, PRC	Jan. 13, 2014	Nil	Commodities brokerage
Yinglibao (Beijing) Technology Co., Ltd. (“CFO Yinglibao”)	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Jiangsu) Precious Metals Co., Ltd. (“CFO Zhengjin Jiangsu”)	Nanjing, PRC	Nov. 19, 2014	Nil	Commodities brokerage
Zhengjin (Fujian) Precious Metals Co., Ltd. (“CFO Zhengjin Fujian”)	Fujian, PRC	Jan. 6, 2013	Nil	Commodities brokerage
Qingdao Zhengjin Zhida Trading Co., Ltd. (“CFO Qingdao Zhida”)	Qingdao, PRC	Dec. 21, 2015	Nil	Commodities brokerage
Tibet Zhisheng Gold Industry Co., Ltd. (“CFO Tibet Zhisheng”)	Tibet, PRC	Mar. 18, 2016	Nil	Commodities brokerage
Qingdao Zhengjin Taiji Trading Co., Ltd. (“CFO Qingdao Taiji”)	Qingdao, PRC	Mar. 23, 2016	Nil	Commodities brokerage
iTougu (Beijing) Network Technology Co., Ltd. (“CFO iTougu”)	Beijing, PRC	Dec. 8, 2014	Nil	Investment advisory service platform
Beijing Zhongjun Sunshine Investment and Management Co., Ltd (“CFO Zhongjun Sunshine”)	Beijing, PRC	Sep. 30, 2013	Nil	Financial service
Zhongheng Xintai (Beijing) Asset Management Co., Ltd. (“CFO Zhongheng Xintai”)	Beijing, PRC	Jun. 8, 2016	Nil	N/A
Beijing Zhengjin Wealth Management Co., Ltd.	Beijing, PRC	Dec. 24, 2004	Nil	Commodities brokerage
Shenzhen Rifa Commercial Factoring Co. Ltd.	Shenzhen, PRC	Oct. 20, 2016	Nil	Financial service
Shanghai Stockstar Information & Technology Co., Ltd.	Shanghai, PRC	Sec. 24, 2009	Nil	N/A
Shanghai Shangtong Co., Ltd.	Shanghai, PRC	Jun. 6, 2008	Nil	N/A
Shanghai Ganlan Wealth Asset Management Co., Ltd.	Shanghai, PRC	Dec. 19, 2014	Nil	N/A

Beijing Chuangying Advisory and Investment Co., Ltd. ("CFO Chuangying")	Beijing, PRC	Oct. 9, 1997	Nil	P2P Lending Service
Shanghai Chongzhi Co., Ltd.	Shanghai, PRC	Jun. 6, 2008	Nil	N/A
Tibet Fortune Jinyuan Network Technology Co., Ltd.	Tibet, PRC	Aug. 22, 2015	Nil	N/A

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

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2018 were as follows:

VIE name	Contractual arrangement date	Counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Newrand	July 11, 2018	CFO Software
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong
CFO Shenzhen Ganlanren	April 20, 2017	CFO Software
Beijing CFO Premium Technology	June 2, 2009	CFO Software

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

The VIEs hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to www.jrj.com and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets were recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries were before intercompany elimination as of and for the years ended:

	December 31,
	2017	2018
Assets
Current assets:
Cash and cash equivalents	$8,176,346	$1,254,459
Restricted cash	2,035,634	—
Accounts receivable – others, net	3,759,927	1,758,057
Short-term investment	155,727	—
Others	36,714,120	8,390,567
Total current assets	50,841,754	11,403,083
Property and equipment, net	4,348,884	2,448,148
Acquired intangible assets, net	—	—
Cost method investment	1,714,058	1,631,892
Equity method investment, net	817,223	778,721
Rental deposits	776,196	590,284
Guarantee fund deposits	311,615	—
Investment in subsidiaries	41,279,679	41,631,407
Deferred tax assets	1,288,064	1,292,263
Total assets	$101,377,473	$59,775,798
Third-party liabilities:
Current liabilities:
Accrued expenses and other current liabilities	$20,445,103	$16,561,794
Accounts payable	806,749	189,082
Total current liabilities	21,251,852	16,750,876
Non-current liabilities	243,398	3,197
Total third-party liabilities	$21,495,250	$16,754,073
Inter-company liabilities (assets)	$18,558,400	$(9,782,857)

	Year ended December 31,
	2016	2017	2018
Net revenues	$71,559,226	$19,556,988	$24,747,244
Net loss	$(1,815,389)	$(35,738,587)	$(10,013,159)

	Year ended December 31,
	2016	2017	2018
Net cash used in operating activities	$(5,879,768)	$(27,938,791)	$(8,265,834)
Net cash (used in) provided by investing activities	(4,211,878)	16,669,443	(69,989)
Net cash provided by (used in) financing activities	9,559,794	(19,083,181)	—
Effect of exchange rate changes	$(3,221,622)	$(3,470,414)	$(621,698)

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Fair value measurement

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs may be used to measure fair value include:

Level 1Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investment, cost method investment, equity method investment and accounts payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their fair value due to their short-term maturities. The carrying value of acquired assets was nearly the fair value of the investment based on the valuation performed by the Company as of December 31, 2017 and 2018. See Note 3 for further discussion.

The Group’s short-term investment includes trading securities, held-to-maturity securities, and available-for-sale securities. See Note 6 and Note 7 for further discussion.

The carrying value of the cost method investment was $1,714,058 and $1,631,892 as of December 31, 2017 and 2018, which approximate the fair value of the investment based on the valuation performed by the Company. See Note 8 and Note 9 for further discussion.

The carrying value of the equity method investment was $817,223 and $778,721 as of December 31, 2017 and 2018, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income. See Note 8 and Note 9 for further discussion.

Fair value measurement - continued

The Group measures certain assets, including intangible assets and goodwill at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of goodwill and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, See Note 7 for further discussion. The Group measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Group used unobservable inputs to value them, reflecting the Group’s assessment of the assumptions market participants would use in valuing these purchased intangible assets. The Group does not use derivative instruments to manage risks.

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

Impairment of long-lived assets with definite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. There were $491,284, nil and nil impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2016, 2017 and 2018.

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

The Group performed the annual impairment tests on December 31 of each year. Based on the Group’s assessment, the Group recorded $6,659,691, nil and nil goodwill impairment losses during the years ended December 31, 2016, 2017 and 2018, respectively. In addition, the Group recorded $619,865, $291,817 and nil impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2016, 2017 and 2018.

Revenue recognition

We provided precious metals spot trading, silver product sales and financial investment advisory services (“commodities brokerage services”) from 2013 to 2017. We also provide brokerage and related services outside mainland China (“Hong Kong Brokerage services”), financial information and advisory services including subscriptions services for financial data, information services and investment advisory, online P2P lending (“Financial information and advisory services”), and advertising services.

We adopted ASC topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective transition method.

Under ASC 606, an entity recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Commodities brokerage business

During the second quarter of 2017, new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, the Group stopped providing commodities brokerage business in 2017.

During 2013 to 2017, the Group derives commission income, carrying charges and trading revenues from its commodities brokerage services. The Group acted as an agent.

Commission income is recognized on a trade basis based on their customers’ trading volumes. The commission earned is fixed no matter how the client’s open positions are ultimately settled. Additionally, the Group charges carrying charges to its customers. The commissions and carrying charges are presented in net revenues in the statement of comprehensive income.

Amounts are settled with the Exchange by both the Group and the customers and the exchange then settles with any counterparty. The exchange offsets the Group’s gains and losses and amounts receivable and amounts payable from the exchange are presented net on the consolidated balance sheets as the Group and the exchange settle net.

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

Unrealized gains/losses on open positions will be marked to market at each period end and may present trading gains and losses which comprise both realized and unrealized gains and losses, on a net basis in the statement of comprehensive income. The open transactions may lead to receivables and/or payables for open transaction which are recorded on the consolidated balance sheets.

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Years ended December 31,
	2017	2018
Commodities trading gain (loss)	$(1,466,888)	$(9,864)
Commission income	3,823,586	59,824
Carrying charges	231,728	—
	$2,588,426	$49,960

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

Financial information and advisory services

The Group derives revenue from subscription fees from subscribers to their financial data, information services and investment advisory. The Group recognizes revenues when all of the following criteria are met: (1) a contract is identified, (2) performance obligation is identified, (3) the fee is fixed or determinable and (4) performance obligation is satisfied. Upon receipt of the upfront cash payments from the subscriber, the Group will activate the subscriber’s account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Group recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue.

The Group also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers interests on fixed rates for facilitating loan transactions, and the revenues are recognized upon completion of the services.

Advertising revenue

The Group derives its advertising fees from advertising sales on their website for a fixed period of time, generally less than one year. The Group acts as a principal and revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

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

Revenue is recorded net of business taxes when incurred. The Group is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2016, 2017, and 2018 business taxes and related surcharges totaled $678,594, $262,117 and $349,270, respectively.

The Group’s certain PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to VAT at a rate of 17% before May 1, 2018 and 16% after May 1, 2018 on subscription-based revenue. VAT payable on subscription-based revenue is computed net of VAT paid on purchases. In respect of subscription-based revenue, however, if the net amount of VAT payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately.

The Group therefore is subject to an effective net VAT burden of 3% from subscription-based revenue and records VAT on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the refund of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2016, 2017 and 2018, the Group recognized $271,885, $348,165 and $189,335, respectively, in VAT refunds.

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

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $46,295,841, $15,237,326 and $4,271,342 at December 31, 2016, 2017 and 2018 which were denominated in RMB.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $5,192,126, $1,014,481 and $540,574 for the years ended December 31, 2016, 2017 and 2018, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $8,903,424, $13,976,505 and $11,110,741 for the years ended December 31, 2016, 2017 and 2018.

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

Comprehensive loss

Comprehensive loss includes net loss, unrealized gain (loss) on short-term investments and foreign currency translation adjustments. Beginning in January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income a single continuous consolidated statement of comprehensive income.

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

Net loss per share

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2017		2018
	Amount	%	Amount	%
A	$3,844,569	22.6	*	*

*Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Group’s revenues during 2016, 2017, or 2018.

Accounting pronouncements adopted during the year ended December 31, 2018

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. The adoption of ASU 2017-09 does not have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of ASU 2017-05 does not have a material impact on our consolidated financial statements.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance does not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2016-08 does not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2016-15 does not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which is effective January 1, 2018. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments is the same as for ASU 2014-09. The Company adopted the revenue recognition guidance from January 1, 2018 using the modified retrospective method of adoption. The Company has performed an assessment of our revenue contracts and concluded that there will be no change to (1) the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606, which includes subscription fees, commission income, carrying charges and advertising fees, or (2) the presentation of revenue as gross versus net upon adoption of Topic 606. Because there was no change to the timing and pattern of revenue recognition, there was no material changes to the Company’s processes and internal controls and there was no adjustment to beginning retained earnings on January 1, 2018.

Accounting pronouncements not yet effective

In June 2018, the FASB issued ASU 2018-07, which simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Some of the areas for simplification apply only to nonpublic entities. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We do not plan to early adopt this ASU.  We are currently evaluating the potential impacts of this updated guidance, and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements and related disclosures.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. We do not expect the adoption of ASU 2018-02 to have a material impact on our consolidated financial statements.

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

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

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

Fair value of acquired assets

The fair value of acquired assets is valued using discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurements, because it involves unobservable inputs with little market activity and management’s estimates, including expected future cash flow, discount rate and etc.

4.	ACCOUNTS RECEIVABLE

	December 31,
	2017	2018
Accounts receivable-margin clients	$8,010,846	$17,900,557
Less: Allowance for doubtful accounts	—	(149,523)
Accounts receivable- margin clients, net	$8,010,846	$17,751,034
Accounts receivable-others	8,981,187	7,105,317
Less: Allowance for doubtful accounts	(3,579)	(3,407)
Accounts receivable-others, net	$8,977,608	$7,101,910

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in Rifa Securities, which is pledged by the customer’s purchased securities.

Accounts receivable-others represent the receivables derived in commodities brokerage business and other ordinary business without any collateral or other security from its customers.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2017	2018
Prepayment of advertising fees	$2,983	$18,944
Advertising deposit	35,199	—
Advances to suppliers	1,292,023	1,125,187
VAT refund receivable	460,410	308,532
Interest receivable (i)	36	44,726
Prepayment of office rental	193,060	81,239
Advances to Yinglibao	170,613	—
Advances to employees	793,802	418,271
NCI receivable	378,204	—
Advances to consulting service fees	86,876	17,773
Insurance receivable (Note 23)	2,760	—
Consideration receivable	77,457	77,300
Other current assets	704,878	317,323
	$4,198,301	$2,409,295

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

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2017 and 2018, respectively:

	December 31,
	2017	2018
Beginning balance	$1,605,882	$532,912
Purchases	71,492,241	8,995,273
Redemption	(72,572,216)	(9,437,363)
Realized gain(loss)	(64,596)	(72,703)
Exchange difference	71,601	(18,119)
Ending balance	$532,912	$—

The following table provides additional information on the realized gains of the sale of available-for-sale securities as of December 31, 2017 and 2018, respectively. For purposes of determining gross realized gains, the cost of securities sold is based on specific identification.

	Year ended December 31, 2018
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale securities	$(9,437,363)	$8,995,273	$(72,703)	$(18,119)
Total	$(9,437,363)	$8,995,273	$(72,703)	$(18,119)

	Year ended December 31, 2017
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale securities	$(72,572,216)	$71,492,241	$(64,596)	$71,601
Total	$(72,572,216)	$71,492,241	$(64,596)	$71,601

The fair values of trading securities and available-for-sale securities as measured, and held-to-maturity securities as disclosed are further discussed in Note 7.

7.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group’s available-for-sale securities as measured as disclosed are determined based on the discounted cash flow method. The following table summarizes the Group’s financial assets measured or disclosed at fair value on a recurring basis.

Fair value disclosure or measurement at
December 31, 2018 using
	Fair value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:	$12,493,135	$12,493,135
Fair value measurement
Short-term investments:
Available-for-sale securities	—		—
Total assets measured at fair value	—		—

		Fair value disclosure or measurement at
		December 31, 2017 using
	Fair value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:
Cash equivalents	$38,692,871	$38,692,871	—	—
Fair value measurement
Short-term investments:
Available-for-sale securities	532,912	—	532,912	—
Total assets measured at fair value	$532,912	—	$532,912	—

The carrying value of available-for-sale approximates their fair values due to the short term nature and significant inputs are observable or can be derived principally from, or corroborated by, observable market data (Level 2). The following table presents changes of available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2017 and 2018, respectively:

	December 31,
	2017	2018
Beginning balance	$1,605,882	$532,912
Purchases	71,492,241	8,995,273
Redemption	(72,572,216)	(9,437,363)
Realized gain	(64,596)	(72,703)
Exchange difference	71,601	(18,119)
Ending balance	$532,912	$—

Fair value disclosed or measured on a non-recurring basis

The fair value of acquired assets is valued using discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurements, because it involves unobservable inputs with little market activity and management’s estimates, including expected future cash flow, discount rate and etc.

The estimated fair values of the investment in equity method investees at the time of impairment test were estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets. The Group measures investment in equity method investees at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value.

The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. And the fair values of these assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. The inputs used to measure the estimated fair value of goodwill are classified as Level 3. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

	Fair value at December 31, 2017	Total losses in the year ended December 31, 2017	Fair value at December 31, 2018	Total losses in the year ended December 31, 2018
Non-Recurring
Goodwill	108,010	—	107,791	—
Intangible Assets	96,457	(291,817)	85,154	—

As of December 31, 2017 and 2018, certain goodwill (Note 13) and intangible assets (Note 12) were written down from their carrying value to fair value, which was measured using significant unobservable inputs (Level 3), with impairment loss incurred and recorded in the consolidated statement of comprehensive income for the year ended December 31, 2017 and 2018.

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

As a result, the carrying balance of cost method investment was $1,714,058 and $1,631,892 as of December 31, 2017 and 2018, respectively.

The following table presents changes in cost method investment for the twelve-month period ended December 31, 2017 and 2018, respectively:

	December 31,
	2017	2018
Beginning balance	$1,542,454	$1,714,058
Acquisitions	76,520	—
Fair value adjustment of retained noncontrolling investment	—	—
Exchange difference	95,084	(82,166)
Ending balance	$1,714,058	$1,631,892

These investments are recorded as cost method investments, as the Group did not have a significant influence to the investee. There was no impairment of the Group’s cost method investment for the year ended December 31, 2017 and 2018.

9.	EQUITY METHOD INVESTMENT

In June 2015, the Group paid $307,996 to acquire 20% of an investee’s the equity interest. In December 2015, the Group entered a contractual arrangement with a third party to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which was previously owned 55% equity interests by the Group. The remaining 40% equity interests in CFO Aishang was recorded as equity method investment at the disposal date, as the Group lost control over CFO Aishang. The fair value of the retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets, based on the valuation performed by a third party. (Note 10)

The Group recognized a gain from equity method investment of $97,820 and a gain from equity method investment of $470 in the consolidated statement of comprehensive income for the year ended December 31, 2017 and 2018, respectively. The carrying balance of equity method investment was $817,223 and $ 778,721 as of December 31, 2017 and 2018, respectively.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2017 and 2018, respectively:

	December 31,
	2017	2018
Beginning balance	$1,019,009	$817,223
Equity method investment income	97,820	470
Consideration Received on Disposal	(350,181)	—
Exchange difference	50,575	(38,972)
Ending balance	$817,223	778,721

10.	DECONSOLIDATION

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

In 2018, the Company deregistered seven affiliates, of which five were previously owned 59.83% equity interest by the Group and two were fully owned by the Group. The Group recorded a loss on the interest sold and the retained noncontrolling investment of $1,186,852 in the consolidated statement of comprehensive income for the year ended December 31, 2018.

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

11.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2017	2018
Technology infrastructure	$11,322,883	10,730,756
Computer equipment	2,134,959	1,886,170
Furniture, fixtures and equipment	3,906,408	3,383,846
Motor vehicle	1,126,504	1,033,864
Leasehold improvements	4,480,845	4,219,050
	22,971,599	21,253,686
Less: accumulated depreciation	(16,086,338)	(16,794,352)
	$6,885,261	4,459,334

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 were $1,922,818, $2,093,993 and $1,686,588, respectively.

12.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2017 and 2018 were as follows:

	December, 31
	2017				2018
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Commodities trading right	$291,817	—	$(291,817)	—	—	—	—	—
Customer relationship	—	—	—	—	—	—	—	—
PIBA license	111,296	(14,839)	—	96,457	111,070	(25,916)	—	85,154
	$403,113	$(14,839)	$(291,817)	$96,457	111,070	(25,916)	—	85,154

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 were $116,973, $11,165 and $11,112, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $11,107, $11,107, $11,107, $11,107 and $40,726 for 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

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

13.	GOODWILL

Changes in goodwill for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Commodities brokerage	Investment advisory services	Institution subscription services	Hong Kong brokerage services	Total
Balance as of January 1, 2016	$6,699,620	$—	$—	$—	$6,699,620
Acquisition of Financial Solution Wealth Management (Note 3)	—	—	—	108,831	108,831
Impairment of CFO Guiwo (Note 3)	(17,873)	—	—	—	(17,873)
Impairment of CFO Henghui	(6,641,818)	—	—	—	(6,641,818)
Exchange difference	(39,929)	—	—	40	(39,889)
Balance as of December 31, 2016	$—	$—	$—	108,871	$108,871
Exchange difference	—	—	—	(861)	(861)
Balance as of December 31, 2017	$—	$—	$—	$108,010	$108,010
Exchange difference	—	—	—	(219)	(219)
Balance as of December 31, 2018	—	—	—	107,791	107,791

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

14.	ACCOUNTS PAYABLE

Accounts payable consist of:

	December 31,
	2017	2018
Amount due to customers of Hong Kong brokerage business	$8,392,037	$2,748,745
Amount due to sales agents	114,480	114,408
Amount due to noncontrolling shareholders	31,968	—
Others	923,436	84,053
	$9,461,921	$2,947,206

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2017	2018
Accrued bonus	$3,310,964	$1,889,145
Accrued professional service fees	498,066	450,015
Withholding individual income tax-option exercise	36,696	36,696
Value added taxes and other taxes payable	66,288	(20,502)
Accrued raw data cost	97,896	470,664
Accrued bandwidth cost	115,486	180,151
Accrued welfare benefits	419,230	69,306
Deposit payable (i)	3,032,812	—
Amount due to Yinglibao	170,058	—
Accrued sales service fees	121,086	272,849
Others	2,085,113	8,379,911
	$9,953,695	$11,728,235

(i)

Deposit payable is the deposit in bank accounts for providing guarantee to perform the contract obligation related to “Yinglibao”, an internet-based financial platform that integrates cash management solutions and mutual fund distribution.

16.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2018, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $5,575,877, $3,068,213 and $2,240,512 for 2016, 2017, and 2018, respectively.

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2016		2017		2018
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	17,332,760	$0.55	16,180,260	$0.53	13,677,960	$0.46
Exercised	(417,900)	0.25	(107,200)	0.25	(2,400)	0.25
Forfeited	(734,600)	1.08	(2,395,100)	0.98	(473,360)	1.16
Outstanding at end of year	16,180,260	$0.53	13,677,960	$0.46	13,202,200	$0.43
Shares exercisable at end of year	16,180,260	$0.53	13,677,960	$0.46	13,202,200	$0.43

The following table summarizes information with respect to stock options outstanding at December 31, 2018:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2018	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2018
$1.43	2,034,500				2,034,500
$0.25	11,167,700				11,167,700

	13,202,200	4.02	$0.43	$—	13,202,200	$0.43	$—

2004 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was $198,084, $30,659, and nil, respectively. The total fair value of shares vested during the year ended December 31, 2016, 2017 and 2018 were $1,500,901, nil and nil, respectively.    As of December 31, 2016, all share-based compensation expenses relating to the stock options under the 2004 Plan were recognized.

Restricted shares to employees

On January 2, 2014, the Company granted remaining 1,100,240 ordinary shares, which were in the form of restricted shares, to employees under 2004 Plan. The vesting of the restricted shares is subject to rendering service to the Company for three years. Based on the Company’s requisite service period stated in the 2004 Plan, all the granted restricted shares were vested as of January 2, 2017, of which 330,085 shares were issued to employees as of December 31, 2018. The fair value of restricted shares is $1.106, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of $324,496 and $129,801 for the years ended December 31, 2015 and 2016. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2004 Plan were recognized.

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

As of December 31, 2015, the granted shares were activated and vested based on the Group’s achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of $984,000, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2007 Plan were recognized.

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

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Group, and consultants and advisors outside the Group. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 17,000,000 as of December 31, 2018. As of December 31, 2018, 5,839,900 shares were available for future grant of awards.

Options to employees

During 2015, 2017 and 2018, the Company granted totaling 120,000, 2,490,000 and 280,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2015	2017	2018
Weighted average risk free rate of return	1.32%	1.88% - 2.13%	2.52%
Weighted average expected option life	6.86 years	7.36 – 7.38 years	7.34 years
Expected volatility rate	77.81%	73.31% - 74.76%	76.44%
Dividend yield	—	—	—

(1)	Expected volatility

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2016		2017		2018
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	1,235,000	$0.88	1,105,000	$0.87	3,755,000	$0.49
Granted	—	—	2,690,000	0.34	280,000	0.43
Exercised	(14,800)	0.89	—	—	—	—
Forfeited	(115,200)	0.90	(40,000)	0.89	(360,000)	0.62
Outstanding at end of year	1,105,000	$0.87	3,755,000	$0.49	3,675,000	$0.48
Shares exercisable at end of year	805,400	0.88	1,045,800	$0.88	1,877,000	$0.59

The following table summarizes information with respect to stock options outstanding at December 31, 2018:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2018	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2018
$0.878	725,000				725,000
$0.920	40,000				40,000
$1.032	—				—
$1.038	—				—
$0.870	120,000				120,000
$0.302	880,000				387,200
$0.348	1,680,000				604,800
$0.434	230,000				—
	3,675,000	6.39	$0.48	—	1,877,000	$0.59	—

2014 Stock incentive plan - continued

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2015, 2017 and 2018 was $0.61, $0.24 and $0.32, respectively. The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was nil, nil and nil, respectively. The total fair value of shares vested during the year ended December 31, 2016, 2017 and 2018 was $260,944, $174,360 and $646,612, respectively.

The Company recognized share-based compensation expenses of $174,672, $115,428 and $360,884 for stock option under 2014 Plan in the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, there were $209,481 unrecognized share-based compensation expenses relating to the stock options under 2014 Plan, which are expected to be recognized over a weighted average period of 1.9 year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company’s requisite service period stated in the 2014 Plan, all the 1,780,000 shares were vested, of which 250,885 shares were issued as of December 31, 2018. The fair value of restricted shares was $0.878, which was the fair market value of the Company’s shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards became activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the “Vesting Term”), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company’s shares at the date of grant. As of December 31, 2018, 2,414,500 granted shares were activated, all of which were vested based on the participant’s achievement of performance target and the Company’s requisite service period stated. Furthermore, 227,940 shares were issued as of December 31, 2018.

On November 8, 2016, the Company granted 200,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years. As of December 31, 2018, all of 200,000 shares were vested, and no share was issued as of December 31, 2018.

On July 12, 2017, the Company granted 150,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 2.5 years. As of December 31, 2018, 90,000 shares were vested, and no share was issued as of December 31, 2018.

On December 28, 2018, the Company granted 1,900,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 3 years. As of December 31, 2018, no share was vested, and no share was issued as of December 31, 2018.

The Company recognized share-based compensation expenses of $1,091,923, $682,424 and $497,531 relating to the restricted shares granted to employees in 2016, 2017 and 2018, respectively. As of December 31, 2018, there were $301,802 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 2.97 years.

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These options vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. As of December 31, 2018, there were no unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees.

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

The Company recognized share-based compensation expenses of $6,584 and $560,187 in 2014 relating to CFO Shangtong, Fortune Zhengjin, respectively. There were $10,200, $1,965,535 and $267,565 share-based compensation expenses recorded in 2015 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $5,541, $2,787,475 and $399,927 share-based compensation expenses recorded in 2016 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $3,223, $2,056,930 and $225,864 share-based compensation expenses recorded in 2017 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $1,769, $1,240,580 and $139,749 share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2018, there were $516 and $502,607 and $46,566 unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 2.5 years.

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2018 is as follows:

PRC entities	Chinese EIT rate	Qualification for preferential tax rate
CFO Genius	Preferential tax rate of 15% from 2018 to 2020.	HNTE
CFO Tibet	Preferential tax rate of 9% from 2015 to 2017 and 15% thereafter	Preferential tax rate for enterprises in Tibet, China
Tibet Lieqian Network Technology Co., Ltd	Preferential tax rate of 15% from 2018 and thereafter	Preferential tax rate for enterprises in Tibet, China

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

Aggregate deficits of the Company’s subsidiaries located in the PRC were approximately $42.4 million at December 31, 2018. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that is available for distribution to the Company of approximately $1.0 million at December 31, 2018. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax expense was as follows:

	December 31,
	2016	2017	2018
Current	$(4,723,267)	$(578,367)	$(169,033)
Deferred	562,664	253,951	116,254
Total	$(4,160,603)	$(324,416)	$(52,779)

The principal components of deferred income taxes were as follows:

	December 31,
	2017	2018
Deferred tax assets:
Deferred revenue	$1,608,723	$1,220,370
Accrued expenses and other liabilities	63,972	246,452
Net operating loss carrying forwards	24,662,909	23,845,672
	26,335,603	25,312,494
Less: valuation allowance	(24,715,317)	(23,839,888)
Total deferred tax assets	$1,620,286	$1,472,606
Deferred tax liabilities:
Account receivable and other assets	(220,222)	(14,632)
Intangible assets	(16,374)	(14,050)
Total deferred tax liabilities	$(236,596)	$(28,682)

A valuation allowance of $24,715,317 and $23,839,888 was established as of December 31, 2017 and 2018, respectively, for the entities that have incurred losses because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2018, operating loss carry forwards includes approximately $90.5 million which will expire by 2023, and $19.8 million which will carry forward indefinitely.

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2016	2017	2018
Loss before tax	$(6,805,575)	$(42,064,021)	$(22,198,074)
Income tax benefits calculated at 25%	(1,701,394)	(10,516,005)	(5,549,519)
Effect of tax holiday	(4,431,103)	(14,009)	(81,327)
Effect of income tax rate difference in other jurisdictions	236,759	(223,454)	(263,288)
Non-deductible expenses	3,645,741	10,229,536	3,108,453
Non-taxable income	(113,170)	(3,780,428)	(3,064,834)
Change in valuation allowance	6,523,770	4,628,776	5,903,294
Income tax expense	$4,160,603	$324,416	$52,779

During the years ended December 31, 2016, 2017 and 2018, if the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $209,418, $8,123 and nil, respectively. There were no significant impact of the tax holidays on basic net loss per ordinary share for the year ended December 31, 2016, 2017 and 2018, respectively.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2018.

In accordance with relevant PRC tax administration laws, tax years from 2013 to 2018 of the Group’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

18.	AMERICAN DEPOSITARY SHARES (“ADS”) PLAN

In September 2015, the Group issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2018, 2,227,675 shares were available for future exercise of options and vesting of granted shares.

19.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2016	2017	2018
Net loss attributable to China Finance Online Co. Limited	$(1,678,813)	$(36,736,553)	$(19,950,120)
Weighted average ordinary shares outstanding used in computing basic net loss per share	113,213,912	113,601,949	113,883,030
Plus: Incremental shares from assumed conversions of stock options, restricted shares and nonvested shares	—	—	—
Weighted average ordinary shares outstanding used in computing diluted net loss per share	113,213,912	113,601,949	113,883,030
Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.01)	$(0.32)	$(0.18)
- diluted	$(0.01)	$(0.32)	$(0.18)

For the year ended December 31, 2017, 5,286,305 options, 4,906,268 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position. For the year ended December 31, 2018, 4,094,656 options, 5,637,453 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Group was in the loss position.

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $5,255,982, $4,768,614 and $ 4,000,211 for the years ended December 31, 2016, 2017 and 2018, respectively.

21.	NONCONTROLLING INTERESTS

	Commodities brokerage Services	Investment Advisory services	Institution Subscription services	Rifa Financial Holdings Brokerage services	Other	Total
Balance as of January 1, 2016	$11,418,320	$—	$—	$(227,266)	—	$11,191,054
Dividends paid to noncontrolling shareholders	(10,117,946)	—	—	—	—	(10,117,946)
Changes in controlling ownership interest	171,542	—	—	—	—	171,542
Deconsolidation	2,404,822	—	—	105,953	—	2,510,775
Share-based compensation (Note 16)	1,162,066	—	—	—	—	1,162,066
Net income (loss)	(9,563,735)	—	—	276,370	—	(9,287,365)
Balance as of December 31, 2016	$(4,524,931)	$—	$—	$155,057	—	$(4,369,874)
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	809,692	—	—	—	—	809,692
Share-based compensation (Note 16)	876,995	—	—	—	—	876,995
Net income (loss)	(6,388,746)	—	—	736,862	—	(5,651,884)
Balance as of December 31, 2017	$(9,226,990)	$—	$—	$891,919	—	$(8,335,071)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	1,216,007	—	—	—	—	1,216,007
Share-based compensation (Note 16)	529,600	—	—	—	—	529,600
Net income (loss)	(3,249,840)	—	—	729,465	—	(2,520,375)
Balance as of December 31, 2018	$(10,731,223)	$—	$—	$1,621,384	—	$(9,109,839)

22.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group leases certain office premises and purchases data under non-cancelable leases. Rent expenses under operating leases for 2016, 2017 and 2018 were $5,555,144, $5,597,774 and $4,119,527, respectively.

Future minimum payments under non-cancelable operating leases and data purchase agreements were as follows:

Year ending
2019	5,554,501
2020	5,073,914
2021	3,714,020
Total	$14,342,435

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

Following a March 21, 2017 fairness hearing, an order was entered on March 24, 2017 approving the settlement. The order reflects that a judgment in the action will be entered after lead plaintiffs file their motion for final distribution of the settlement amount. On June 23, 2017, the court granted the lead plaintiffs’ motion for a first distribution of the settlement amount, less attorneys’ fees and expenses. On June 28, 2017, lead plaintiffs informed the court checks representing the net settlement amount were mailed to class members. On April 18, 2018, lead plaintiffs informed the court that checks representing all but $2,759.76 of the net settlement amount had been cashed, requested that the court authorize a second and final distribution for the remaining amount, and requested that the court enter the judgment. The court has not yet responded to this request. On August 10, 2018, the company received the final judgment as anticipated by the settlement approval order and there are no appeals within 30 days after the judgment is entered.

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

The Group evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Group’s operating segments:

For the year ended December 31, 2018

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$49,960	$34,498,830	$22,440,556	$56,989,346
Less: intersegment sales	—	(11,414,814)	(96,606)	(11,511,420)
Net revenues from external customer	49,960	23,084,016	22,343,950	45,477,926
Cost of revenues	2,813	6,257,144	11,205,210	17,465,167
Less: intersegment cost of revenues	—	(623,252)	—	(623,252)
Cost of revenues after elimination	2,813	5,633,892	11,205,210	16,841,915
Operating expenses:
General and administrative	3,231,080	7,094,670	4,071,812	14,397,562
Product development	321,648	24,394,373	—	24,716,021
Sales and marketing	2,062,382	17,577,075	2,520,731	22,160,188
Loss from impairment of intangible assets	—	—	—	—
Loss from impairment of goodwill	—	—	—	—
Total segments operating expenses	5,615,110	49,066,118	6, 592,543	61,273,771
Less: intersegment operating expenses	—	(10,791,561)	(238,109)	(11,029,670)
Total operating expenses	5,615,110	38,274,557	6,354,434	50,244,101
Government subsidies	—	—	—	—
Income (loss) from operations	$(5,567,963)	$(20,824,433)	$4,784,306	$(21,608,090)
Total segments assets	13,270,815	155,233,577	76,274,814	244,779,206
Less: intersegment asset.	(12,624,577)	(131,472,347)	(19,992,932)	(164,089,856)
Total assets	$646,238	$23,761,230	$56,281,882	$80,689,350

For the year ended December 31, 2017

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$3,698,857	$23,984,993	$25,497,974	$53,181,824
Less: intersegment sales	(1,110,431)	(9,232,502)	(216,241)	(10,559,174)
Net revenues from external customer	2,588,426	14,752,491	25,281,733	42,622,650
Cost of revenues	(60,504)	7,453,185	14,540,997	21,933,678
Less: intersegment cost of revenues	—	—	—	—
Cost of revenues after elimination	(60,504)	7,453,185	14,540,997	21,933,678
Operating expenses:
General and administrative	4,511,167	7,565,268	3,930,479	16,006,914
Product development	1,776,007	23,502,362	—	25,278,369
Sales and marketing	11,115,488	16,830,525	2,933,763	30,879,776
Loss from impairment of intangible assets	—	291,817	—	291,817
Loss from impairment of goodwill	—	—	—	—
Total segments operating expenses	17,402,662	48,189,972	6,864,242	72,456,876
Less: intersegment operating expenses	(1,110,431)	(9,439,947)	(689,002)	(11,239,380)
Total operating expenses	16,292,231	38,750,025	6,175,240	61,217,496
Government subsidies	230,174	—	—	230,174
Income (loss) from operations	$(13,413,127)	$(31,450,719)	$4,565,496	$(40,298,350)
Total segments assets	21,569,350	187,122,375	89,004,771	297,696,496
Less: intersegment asset.	(13,995,983)	(149,214,015)	(19,882,645)	(183,092,643)
Total assets	$7,573,367	$37,908,360	$69,122,126	$114,603,853

For the year ended December 31, 2016

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$69,980,296	$16,654,534	$8,956,501	$95,591,331
Less: intersegment sales	(10,003,579)	(2,529,856)	—	(12,533,435)
Net revenues from external customer	59,976,717	14,124,678	8,956,501	83,057,896
Cost of revenues	5,729,464	10,392,343	4,258,451	20,380,258
Less: intersegment cost of revenues	—	—	—	—
Cost of revenues after elimination	5,729,464	10,392,343	4,258,451	20,380,258
Operating expenses:
General and administrative	6,026,102	10,090,294	3,992,953	20,109,349
Product development	3,374,144	12,995,022	—	16,369,166
Sales and marketing	46,648,934	13,029,524	1,054,695	60,733,153
Loss from impairment of intangible assets	1,111,149	—	—	1,111,149
Loss from impairment of goodwill	6,659,691	—	—	6,659,691
Total segments operating expenses	63,820,020	36,114,840	5,047,648	104,982,508
Less: intersegment operating expenses	(10,003,579)	(2,524,975)	(277,731)	(12,806,285)
Total operating expenses	53,816,441	33,589,865	4,769,917	92,176,223
Government subsidies	1,194,775	—	—	1,194,775
Income (loss) from operations	$1,625,587	$(29,857,530)	$(71,867)	$(28,303,810)
Total segments assets	42,343,571	197,412,591	77,656,701	317,412,863
Less: intersegment balances	(13,508,587)	(116,348,234)	(19,932,216)	(149,789,037)
Total assets	$28,834,984	$81,064,357	$57,724,485	$167,623,826

Enterprise wide disclose

The Group derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2016	2017	2018
Commodities brokerage services revenues	$59,976,717	$2,588,426	$49,960
Financial information and advisory services revenues	10,696,523	10,271,822	14,891,267
Advertising revenues	2,893,707	3,588,499	7,312,947
Hong Kong brokerage services revenues	8,956,501	25,281,733	22,343,950
Others	534,448	892,170	879,802
Total revenue from external customers	$83,057,896	$42,622,650	$45,477,926

Substantially all of the Company’s revenues for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC and Hong Kong.

As of December 31, 2016, 2017 and 2018, respectively, substantially all of long-lived assets of the Group are located in the PRC and Hong Kong.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The appropriation to these reserves by the Group’s PRC subsidiaries was $353,069, $59,293 and $ 23,974 in 2016, 2017 and 2018.

The balance of the statutory reserves was $9,052,883 and $ 9,076,857 as of December 31 2017 and 2018. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2018, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Group not available for distribution was $21,260,218. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

25.	SUBSEQUENT EVENT

In January 2019, the Company signed a strategic partnership agreement with Founder CIFCO Futures Co. Ltd (“Founder CIFCO Futures”), a leading futures brokerage firm in China. Pursuant to the partnership agreement, both parties will collaborate in the development of more advanced trading system, smart market news alert, cloud-based research platform and industry forums.

In April 2019, the Company received all consideration of HK$ 73.8 million (about US$ 9.4 million) in full from the share transfer agreement made with West Platinum Limited (the “Buyer”) In November 2018 to sell 1,552,000 shares, 20% of Rifa Financial Holdings Limited.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2017	2018
Assets
Current assets:
Cash and cash equivalents	$7,614,175	$2,375,055
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	9,845,705	9,840,733
Prepaid expenses and other current assets	144,353	104,338
Dividends receivable	—	—
Total current assets	17,604,233	12,320,126
Investments in subsidiaries, VIEs and VIE’s subsidiaries	46,306,964	41,009,649
Total assets	$63,911,197	$53,329,775
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	91,143	4,793,891
Contingent liability	2,760	—
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	9,770,611	13,090,208
Total current liabilities	$9,864,514	$17,884,099
Shareholders’ equity
Ordinary shares (118,098,018 and 118,098,018 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	57,000,417	57,001,017
Additional paid-in capital	34,368,210	36,079,122
Accumulated other comprehensive income	6,654,191	6,291,793
Retained deficits	(43,976,136)	(63,926,256)
Total shareholders’ equity	54,046,682	35,445,676
Total liabilities and shareholders’ equity	$63,911,197	$53,329,775

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2016	2017	2018
Cost of revenues	$34,740	$84,717	$85,493
Gross loss	(34,740)	(84,717)	(85,493)
Operating expenses:
General and administrative	2,150,680	1,122,440	1,069,590
Product development	—	—	—
Sales and marketing	—	181,073	17,526
Share-based compensation	2,382,934	782,196	858,415
Total operating expenses	4,533,614	2,085,709	1,945,531
Interest income	—	2,246	4,851
Equity in earnings (deficits) of subsidiaries, VIEs and VIE’s subsidiaries	3,049,831	(34,540,850)	(17,888,289)
Exchange loss, net	(159,868)	(2,785)	(10,608)
Other income (loss), net	(422)	(24,738)	(25,050)
Gain from sales of cost method investment	—	—	—
Net income (loss)	$(1,678,813)	$(36,736,553)	$(19,950,120)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(4,343,652)	2,400,548	(362,398)
Other comprehensive income (loss), net of tax	(4,343,652)	2,400,548	(362,398)
Comprehensive income (loss)	$(6,022,465)	$(34,336,005)	$(20,312,518)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders’ Equity

(In U.S. dollars, except share data)

			Additional	Accumulated other	Retained	Total
	Ordinary shares		paid-in	comprehensive	earnings	shareholders’
	Shares	Amount	capital	income (loss)	(deficits)	equity
Balance as of January 1, 2016	118,098,018	$56,856,000	$28,145,846	$8,597,295	$(5,560,770)	$88,038,371
Exercise of share options by employees	—	117,632	—	—	—	117,632
Share-based compensation	—	—	2,382,934	—	—	2,382,934
Equity pick up from compensation of VIE's subsidiaries	—	—	2,030,877	—	—	2,030,877
Changes in controlling ownership interest	—	—	(382,665)	—	—	(382,665)
Foreign currency translation adjustment	—	—	—	(4,343,652)	—	(4,343,652)
Net loss	—	—	—	—	(1,678,813)	(1,678,813)
Balance as of December 31, 2016	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684
Exercise of share options by employees	—	26,785	—	—	—	26,785
Share-based compensation	—	—	782,196	—	—	782,196
Equity pick up from compensation of VIE's subsidiaries	—	—	1,409,022	—	—	1,409,022
Foreign currency translation adjustment	—	—	—	2,400,548	—	2,400,548
Net loss	—	—	—	—	(36,736,553)	(36,736,553)
Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682
Exercise of share options by employees	—	600	—	—	—	600
Share-based compensation	—	—	858,415	—	—	858,415
Equity pick up from compensation of VIE's subsidiaries	—	—	852,497	—	—	852,497
Changes in controlling ownership interest	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)
Net income	—	—	—	—	(19,950,120)	(19,950,120)
Balance as of December 31,2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Cash Flows

(In U.S. dollars, except share-related data)

	December 31,
	2016	2017	2018
Operating activities:
Net income (loss)	$(1,678,813)	$(36,736,553)	$(19,950,120)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	2,382,934	782,196	858,415
Equity in deficits (earnings) of subsidiaries, VIEs and VIE’s subsidiaries	(3,049,831)	34,540,850	17,888,289
Changes in assets and liabilities:
Prepaid expenses and other current assets	65,990	83,021	37,254
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	(2,523,274)	28,544	4,972
Rental deposits	—	—	—
Accrued expenses and other current liabilities	(3,712)	(211,691)	235,882
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	(3,409,764)	(326,263)	3,319,598
Net cash (used in) provided by operating activities	(8,216,470)	(1,839,898)	2,394,290
Investing activities:
Dividend received from subsidiaries	16,529,639	—	—
Capital paid to subsidiaries	—	—	(12,100,010)
Proceeds from sales of cost method investment	—	—	—
Net cash provided by (used in) investing activities	16,529,639	—	(12,100,010)
Financing activities:
Proceeds from stock options exercised by employees	142,618	26,786	600
Proceeds from paid-in capital of noncontrolling shareholders	—	—	4,466,000
Net cash provided by financing activities	142,618	26,786	4,466,600
Net (decrease) increase in cash, cash and restricted cash equivalents	8,455,787	(1,813,112)	(5,239,120)
Cash, cash equivalents and restricted cash, beginning of the year	971,500	9,427,287	7,614,175
Cash, cash equivalents and restricted cash, end of the year	$9,427,287	$7,614,175	$2,375,055

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.