Form 20-F
period 2019-12-31
China Finance Online Co. LTD
filed 2020-05-29
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Ying Zhu, Acting Chief Financial Officer

Telephone: + (86 10) 83363006

Email: ir@jrj.com

Facsimile: + (86 10) 83363188

17th Floor of Fuzhuo Plaza A,

No. 28 Xuanwai Street, Xicheng District,

Beijing, China 100052

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares, each representing 50 ordinary shares*

(Title of Class)

*

Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depository Shares each representing 50 ordinary shares pursuant to the requirements of the Securities and Exchange Commission

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 122,098,018 ordinary shares.

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

☐  Yes              ☒  No

EXPLANATORY NOTE

As previously reported on From 6-K filed with the Securities and Exchange Commission (“SEC”) on April 28, 2020, in reliance on the 45-day extension provided by an order issued by SEC under Section 36 of the Exchange Act Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (the “Order”), China Finance Online Co. Limited (the “Company”) disclosed: (i) that it was relying on the relief provided by the Order in connection with the filing of this Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), and (ii) as a result of the outbreak and spread of COVID-19 and measures adopted by governmental authorities in response thereto, travel and other restrictions have limited access to the Company’s facilities and have resulted in delays by the Company in the preparation of its financial statements due to limited support from our staffs, and by the Company’s independent registered public accounting firm in the completion of the necessary audit procedures. This, in turn, has delayed the Company’s ability to complete its audit and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

CHINA FINANCE ONLINE CO. LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•

“we”, “us”, “our Company”, “the Company”, “our”, refer to China Finance Online Co. Limited, or CFO Hong Kong and its subsidiaries, and, in the context of describing our operations include consolidated affiliates in China, Hong Kong or British Virgin Islands;

•

“shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on October 20, 2004. “ADSs” refers to our American depositary shares, each of which represents fifty ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs, except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to the change in the number of ordinary shares represented by each ADS from five to fifty that became effective on January 6, 2020;

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “believe”, “is /are likely to” or other and similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our goals and new strategies, including how we effect our goals and new strategies;
•	our future business developments, business prospects, financial condition and results of operations;
•	our future pricing strategies or policies;
•	our plans to expand our service offerings and upgrade our business strategies;
•	our plans to use acquisitions and investments as part of our corporate strategy;
•	our strategic transformation initiative;
•	cost-cutting initiatives and their effect on efficiency and operational performance;
•	competition in the PRC financial data and information services industry, securities investment advisory, wealth management and financial services industry;
•	the market prospect of the online financial data and information services market;
•	the market prospect of the securities investment advisory and wealth management services markets;
•	the market prospect and competition in other business areas that we have expanded or ventured into, including without limitation, futures contracts brokerage business;
•	performance of China’s securities markets, Hong Kong’s securities markets and global financial markets;
•	global macroeconomic uncertainties;
•

possible disruptions in commercial activities caused by events such as natural disasters, political developments and unforeseen wide-scale events, including the disruption caused by the ongoing coronavirus outbreak in China, the large-scale protest in Hong Kong in 2019;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected historical consolidated balance sheet data as of December 31, 2018 and 2019 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2015 and 2016 and the selected historical consolidated balance sheet data as of December 31, 2015, 2016 and 2017 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes. The Company has incurred net losses of $42.4 million, $22.5 million and $12.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. The Company has generated negative cash flows from operating activities of $26.9 million, $32.7 million and $5.2 million in the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, our working capital was approximately $3.6 million. As of December 31, 2019, we had approximately $9.6 million in cash and cash equivalents and had $9.4 million overdue balance payable to the third-party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing. These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. For more information on the going concern, please see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2015	2016	2017	2018	2019
Consolidated statement of operations and comprehensive income (loss) data:
Net revenues	$107,405	$83,058	$42,623	$45,478	$35,519
Cost of revenues	(19,739)	(20,380)	(21,934)	(16,842)	(12,974)
Gross profit	87,666	62,678	20,689	28,636	22,545
Operating expenses:
General and administrative	(17,994)	(19,837)	(15,250)	(14,254)	(12,186)
Product development	(10,739)	(14,485)	(16,208)	(13,924)	(9,144)
Sales and marketing	(46,474)	(50,083)	(29,467)	(22,066)	(13,364)
Loss from impairment of intangible assets	(250)	(1,111)	(292)	—	—
Loss from impairment of goodwill	—	(6,660)	—	—	—
Total operating expenses	(75,457)	(92,176)	(61,217)	(50,244)	(34,694)
Government subsidies	252	1,195	230	—	—
Income (loss) from operations	12,461	(28,303)	(40,298)	(21,608)	(12,149)
Interest income	2,648	1,051	487	97	33
Interest expense	(1)	(2)	(3)	(1)	—
Exchange gain (loss), net	(766)	(55)	(131)	247	(134)
Gain (loss) on the interest sold and retained noncontrolling investments	10,000	20,568	(1,997)	(1,187)	(300)
Gain from sale of equity investments without readily determinable fair value	4,648	—	—	—	—
Gain from sale of equity method investment	—	—	111	—	—
Loss from equity method investment	(67)	(138)	(13)	—	—
Other income (expense), net	(721)	(74)	(220)	34	23
Income (loss) before income tax expense	28,202	(6,805)	(42,064)	(22,418)	(12,527)
Income tax expense	(1,384)	(4,161)	(324)	(52)	(217)
Net income (loss)	26,818	(10,966)	(42,388)	(22,470)	(12,744)
Less: net income (loss) attributable to the noncontrolling interests	4,335	(9,287)	(5,652)	(2,520)	(1,481)
Net income (loss) attributable to China Finance Online Co. Limited	$22,483	$(1,679)	$(36,736)	$(19,950)	$(11,263)
Net income (loss) per share attributable to China Finance Online Co. Limited

-basic	$0.20	$(0.01)	$(0.32)	$(0.18)	$(0.10)
-diluted	$0.18	$(0.01)	$(0.32)	$(0.18)	$(0.10)
Net income (loss) per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$1.01	$(0.07)	$(1.62)	$(0.88)	$(0.49)
-diluted (1)	$0.90	$(0.07)	$(1.62)	$(0.88)	$(0.49)

(in thousands of U.S. dollars)	As of December 31,
	2015	2016	2017	2018	2019
Consolidated balance sheet data:
Cash and cash equivalents	$85,734	$66,151	$38,693	$12,493	$9,600
Current working capital (2)	76,976	64,701	33,106	16,797	3,557
Total current assets	120,735	148,461	101,617	70,973	75,981
Total assets	144,065	167,624	114,604	80,689	89,165
Deferred revenue, current	6,659	6,526	9,371	8,127	8,855
Total current liabilities	43,759	84,894	68,511	54,176	72,423
Deferred revenue, non-current	692	609	144	149	151
Total China Finance Online Co. limited shareholders’ equity	88,038	86,165	54,047	35,446	25,156

(1)	Each ADS represents five ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.9762, which were the prevailing exchange rate on December 31, 2019. The prevailing exchange rate on May 7, 2020 was $1.00 to RMB7.0788. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Average(1)	High	Low	Period- end
	(RMB per U.S.$1.00)
December 31, 2015	6.2401	6.4936	6.1079	6.4936
December 31, 2016	6.6529	6.9508	6.4565	6.9370
December 31, 2017	6.7518	6.9526	6.4997	6.5342
December 31, 2018	6.6174	6.9670	6.2764	6.8632
December 31, 2019	6.8985	7.0884	6.6850	6.9762
Most recent six months:
November 2019	7.0177	7.0437	6.9933	7.0298
December 2019	7.0128	7.0521	6.9762	6.9762
January 2020	6.9172	6.9718	6.8606	6.8876
February 2020	6.9923	7.0246	6.9249	7.0066
March 2020	7.0119	7.1052	6.9260	7.0851
April 2020	7.0686	7.1104	7.0300	7.0571
May 2020 (through 7th)	7.0803	7.0931	7.0690	7.0788

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Risks relating to our business

There is substantial doubt about our ability to continue as a going concern.

Our independent public accounting firm has issued an opinion on our consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our recurring losses from operations and inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern.

The Company has incurred net losses of $42.4 million, $22.5 million and $12.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. The Company has generated negative cash flows from operating activities of $26.9 million, $32.7 million and $5.2 million in the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, our working capital was approximately $3.6 million. As of December 31, 2019, we had approximately $9.6 million in cash and cash equivalents and had $9.4 million overdue balance payable to the third-party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing. These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. Our ability to continue as a going concern is dependent on our ability to successfully managing our operations and business development, which include increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. We prudently manage our working capital to support our business and operations. To meet the needs of operational cash flow, we will need to raise additional funds and is currently exploring alternative sources of financing. We have been actively seeking additional financings and strategic partners with whom we can create synergies to improve our liquidity position. However, the COVID-19 has adversely impacted access to capital and slowed down our pace of financing. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. There is no guarantee that we will be able to raise additional financings or obtain financing on the terms that are acceptable to us. If we fail to do so, our operations and liquidity may be materially and adversely effected.  There exists substantial doubt about our ability to operate as a going concern. If we fail to raise additional financings or obtain financings on the terms that are acceptable to us, we may not be able to continue operating as a going concern. For more details, please see “Item 5.B.– Operating and Financial Review and Prospects — Liquidity and capital resources”.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability, which ultimately raises substantial doubt about our ability to operate as going concern.

We incurred net losses attributable to the Company of $36.7 million, $20.0 million and $11.3 million in 2017, 2018 and 2019, respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to non-discretionary spending on technology, research and development and sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability. There exists substantial doubt about our ability to operate as a going concern. If we are unsuccessful in addressing any of these uncertainties, our business may be materially and adversely affected, and we may incur net loss in the future. If we are unable to raise additional funding and/or maintain positive operating cash flows, we may cease to operate as a going concern.

Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business and ability to operate as a going concern.

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also slowed down due to various factors, including the disruption caused by the ongoing outbreak of novel strain of coronavirus (COVID-19) in China, the large-scale protest in Hong Kong in 2019, concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. The recent trade war between U.S. and China may adversely affect the economic growth in China and the global market, which may result in a negative impact on Chinese securities market, which could in turn have a significantly negative impact on our business.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 outbreak and actions taken to mitigate it have had, and are expected to continue to have, an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. China’s economic growth may continue to slow down due to the current outbreak of COVID-19. In the first quarter of 2020, the quarterly growth rate of China’s economy decreased to -6.8% year-over-year. Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significant negative impact on our business and our ability to operate as a going concern.

On May 27, 2020, Secretary of State of United Stated announced that the State Department of United States no longer considered Hong Kong to have significant autonomy under Chinese rule. This may have adversely impact Hong Kong’s economy, including the Hong Kong securities market, which may also result in material adverse impact on our business.

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

The COVID-19 pandemic could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity, and the extent to which we will be impacted will depend on future developments, which cannot be predicted.

During the COVID-19 pandemic in China, some institutional customers reduced, delayed or canceled their subscriptions for our services because of tighter budget, which adversely affects our revenues generated from financial information and advertising businesses.

Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investor’s confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses.

In addition, the COVID-19 pandemic has caused us to modify our business practices (such as employee travel plan and cancellation of physical participation in meetings, events, and conference), and we may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners.

As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition and demand for our services. Also, the COVID-19 pandemic may substantially impede our efforts to provide our investors with timely information of the Company and to comply with our filing obligations with the SEC.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.

The laws and regulations governing the peer-to-peer (“P2P”) lending service industry in China are developing and evolving and subject to changes. On December 28, 2015, the China Banking Regulatory Commission (the “CBRC”) revealed proposed rules on the regulation of online lending information intermediaries for public comment. The proposed rules require online lending information intermediaries to publicly disclose aggregate loan information and performance. All P2P lenders are required to register with local financial authorities to improve transparency. Online lenders will not be allowed to use any outside funding.

On August 17, 2016, the CBRC, the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security and the Cyber Administration of China (“CAC”) jointly released the Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries (the “Interim Measures”). The Interim Measures comprise the first comprehensive legal framework specifically regulating P2P lending activities in China. Any violation of the Interim Measures by an online lending information intermediary may subject such intermediary to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include, but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000 (approximately US$4,000).

The Interim Measures require, among other things, that (i) the information intermediary must apply to the MIIT or other relevant telecommunications authority for a telecommunications business permit; (ii) the information intermediary intending to provide online lending information intermediary services (excluding to its own subsidiaries and branches) must make relevant filings and registrations with local financial regulatory authorities with which it is registered after obtaining its business license; and (iii) the information intermediary must separate its own funds from the funds of lenders and borrowers and engage a qualified financial institution as a third-party banking custodian. Yinglibao made the relevant filings, registrations and custodian arrangements on October 15, 2018. Though the inspection from the relevant governmental authority was completed in March 2019, we have not received any feedback from the relevant governmental authority. Therefore, we cannot guarantee that we will be able to obtain and/or establish any or all of the required permit, license, and custodian arrangements to achieve compliance under the Interim Measures. Yinglibao’s operations may be suspended or terminated if we fail to comply with the filing and custodian requirements of the Interim Measures and our business, financial conditions and results of operations would be materially and adversely affected.

The Interim Measures prohibit information intermediaries from engaging in activities including taking deposits from members of the public or creating asset pools, conducting offline promotion of financing projects, providing guarantees for borrowers (unless facilitated through a third party), or selling wealth management products. The Interim Measures also imposed limits on the size of the online borrowing transactions. Under the Interim Measures, the total amount that an individual can borrow on a single platform must not exceed RMB200,000, or RMB1 million in the aggregate on multiple platforms. The respective caps for a corporate entity are RMB1 million and RMB5 million. Currently, a significant number of borrowers using Yinglibao borrow money in amounts that exceed such caps. Yinglibao has taken measures to comply with the size limits of the online borrowing transactions. As a result, we may incur extra costs (especially if we are to monitor the borrowing amounts of on multiple platforms), and the size of Yinglibao’s business will be adversely effected unless we can attract more users to make up for the decrease in individual borrowing amounts.

In February 2017, the CBRC released the Guidelines for the Depository Business of Peer-to-Peer Lending Funds, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; or (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders. Apart from the requirements set forth in the Interim Measures, the Custodian Guidelines impose certain responsibilities on online lending intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending intermediaries are permitted to develop an online lending fund custodian business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority; and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending intermediaries to perform various obligations and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for depositories and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

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

In May 2017, CBRC, Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. CBRC Circular 26 provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all campus online lending business conducted by the Online Lending Information Intermediaries shall be suspended and the outstanding balance of Online Campus Lending loans shall be gradually reduced until reaching a zero balance.

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

Complying with the above requirements may cause Yinglibao to incur significant compliance costs and eventually reduce the profitability of Yinglibao.

In August 2018, the Office of the Leading Group for the Special Campaign against P2P Lending Risks issued a new policy for this purpose, conducting a large-scale and comprehensive rectification check on the online lending information intermediaries, and cleaning up the platform development environment. On December 19, 2018 the Office of the Leading Group for the Special Campaign against P2P Lending Risks and the Office of the Leading Group for the Special Campaign against Internet Financial Risks jointly issued the opinion of Working Effectively on Classification and Disposal of Online Lending Agencies, which provided that relevant authorities will classify the online lending information intermediaries according to their risk status and scale, and relevant authorities will resolutely promote the market clearing and guide the risk-free exit of the small-scale online lending companies. We cannot ensure that Yinglibao will not be classified as a small-scale online lending company, and if it is, our business will be materially and adversely affected.

On July 23, 2019, the Supreme People's Court of the People’s Republic of China, the Supreme People's Procuratorate of the People’s Republic of China, the Ministry of Public Security of the People’s Republic of China, and the Ministry of Justice of the People’s Republic of China jointly formulated the Opinions on Several Issues Concerning the Handling of Criminal Cases of Illegal Lending. This notice is designed to punish illegal lending and criminal activities in accordance with the law and came into effect on October 21, 2019.

In November 2019, the Internet Finance Remediation Leading Group and the Online Loan Remediation Leading Group jointly issued the Guidance Opinions on the Transformation of Internet Lending Information Intermediaries for Microfinance Companies, which gave the online lending information intermediaries a specific transformation plan to transform into small-scale online lending companies. Such transformation plan may apply to Yinglibao if Yinglibao is classified as a small-scale online lending company.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching one of its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2019, the HSI had an increase of 9.07% for the year, up from 25,845.70 points on December 31, 2018 to 28,189.75 points on December 31, 2019. On March 31, 2020, the HSI reached 23,603.48 points.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. On December 5, 2016, the Shenzhen-Hong Kong Stock Connect was formally launched, granting investors mutual access to the stock market in Shenzhen and Hong Kong. In 2019, the average daily turnover of Shanghai-Hong Kong Stock Connect was RMB21.33 billion northbound and

HK$6.79 billion southbound and the average daily turnover of the Hong Kong stock market was HK$87.15 billion, representing a decrease of 18.86% as compared with HK$107.41 billion for the year 2018.

Since 2019, large-scale protests in Hong Kong in response to an extradition bill proposed by Hong Kong government have created disruptions for businesses operating in Hong Kong and have negatively impacted Hong Kong’s economy, which also results in loss of investor and business confidence in Hong Kong securities markets. Continued significant fluctuations and weak investor confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures contracts trading, securities advising and futures contracts advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business

Rifa Securities Limited (or Rifa Securities, previously named iSTAR International Securities Co. Limited), holds an SFC Type 1 License and provides diversified portfolio brokerage and other related services to our customers who invest in stocks listed on The Stock Exchange of Hong Kong Limited. Rifa Futures Limited (or Rifa Futures, previously named iSTAR International Futures Co. Limited), holds an SFC Type 2 License and carries on futures contract trading business in Hong Kong. Rifa Credit Limited (or Rifa Credit, previously named iSTAR International Credit Co. Limited), holds a Money Lenders License. Rifa Asset Management Limited (“Rifa Asset Management”) holds an SFC Type 9 License, Type 4 License and Type 5 License. The securities brokerage, securities advising, futures contracts trading, futures contracts advising and asset management business and operations in Hong Kong are subject to extensive regulatory oversight by the Hong Kong Securities and Futures Commission (“SFC”). The money lending business and operations in Hong Kong are also subject to regulatory oversight by the Hong Kong Companies Registry and the Hong Kong Police Force. These factors may increase our cost of doing business and may be a limiting factor in the operation and development of such businesses. Regulation in relation to our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by the Hong Kong legislature, government, regulatory and judicial action. As our business has expanded into these regulated areas in Hong Kong, we have been required to devote more time to regulatory matters.

On April 12, 2017, Rifa Futures resolved a disciplinary action with the SFC. The disciplinary action was instituted against Rifa Futures by the SFC under section 194 of the Securities and Futures Ordinance with respect to Rifa Futures’ internal control deficiencies during the period between January 1, 2014 and July 31, 2014. Although this disciplinary action has been resolved with the SFC, we cannot guarantee that we will not be challenged by the SFC or other governmental authorities in Hong Kong in the future. Failure to comply with any of the laws, rules, regulations, codes or guidelines applicable to our businesses in Hong Kong could lead to adverse consequences including, without limitation, investigations, fines, law suits and other penalties from regulatory agencies, which could materially and adversely affect our operation of such businesses.

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

Beginning in April 2012, we implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing Internet-based financial services, including securities, wealth management products and investment advisory services.

Beginning in 2013, we started providing commodity brokerage services as part of our transition to new business model. We were forced to suspend our commodities brokerage business in mid-2017 due to the suspension of commodities trading business according to relevant policies in China.

In 2014, the Company launched “iTougu”, an investment advisory service platform. In 2015, we launched the updated version 2.0 and version 3.0 of iTougu for iOS and android. In July 2017, iTougu platform along with all of its users was migrated into JRJ mobile app.

Beginning in 2017, the Company started to provide a series of solutions for financial institutions, such as intelligent investment adviser, intelligent investor education and intelligent asset allocation.

While fintech-related businesses, securities investment advisory, wealth management product and business solutions for financial institutions have attractive market potential in China, such businesses are relatively, the related business models are unproven and education of and adoption by the market, if at all, may be a lengthy process. Our limited experience in new business areas that we may venture into also gives rise to higher unpredictability to our success in these new business areas. We face a variety of risks and uncertainties during the transition and exploration of new business opportunities, many of which will be new and unexpected. If we are unable to successfully and smoothly transition into the new principal businesses and implement our growth strategies, or, if we fail to generate profit in business areas other than our principal businesses in a timely and cost-effective manner, loss of profits may occur and our overall business and financial results may suffer.

Our Internet-based financial platforms “Yinglibao” and “iTougu”, JRJ mobile app and our website may not be successful as they may face intensive competition and/or future regulatory hurdles.

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

In 2014, the Company launched iTougu, a web-based mobile investment advisory service platform which facilitates securities investment advisors to communicate with their clients and followers directly in real-time and for 24 hours, allowing a large number of Chinese individual investors to obtain advice and recommended portfolios from thousands of investment advisors that was inaccessible previously.

Our website http://www.jrj.com.cn/ and JRJ mobile app also provide access for wealth management solutions and mutual fund distribution.

Yinglibao, iTougu, JRJ mobile app and our website may be subject to future additional Chinese laws and regulations relating to banking, securities and wealth management businesses. In the event that any of those platforms becomes restricted or even prohibited by Chinese laws, our customers’ financial activities may be affected and there may be a material adverse impact on our business operations.

Competitors with larger customer base and greater market visibility, such as Alibaba Group Holding Limited (“Alibaba”), Tencent Holdings Limited (“Tencent”) and JD.com (“JD”), also launched their respective Internet-based financial platform which provides financial services similar to that of Yinglibao. In the future, banks and fund management companies may also enter this market and offer similar services to customers. Because of the expected influx of Internet companies, competition in this industry may become more intense. Many of our competitors, especially Alibaba, Tencent and JD, have greater financial and marketing resources than we do. iTougu also faces intense competitions. Several financial websites in China have also launched similar services. In addition, securities brokers in China have also begun to develop their own Internet-based financial service platforms. Thus, we may not be able to compete effectively or provide compelling service alternatives to potential customers. Our financial results may suffer as a result.

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

If we are unable to hire high quality personnel for the securities investment advisory and wealth management businesses, our business model will suffer, which may materially and adversely affect our overall business performance.

We are also facing fierce competition hiring competent licensed securities investment advisors. Highly skilled and qualified financial advisors are in high demand throughout wealth management industries in China. The total number of individuals qualified to provide securities investment advisory and wealth management services in China is limited due to the early development stage of the industry. In addition, the rate of wage inflation in most areas of the economy remains persistently high in recent years. There is no assurance that we can recruit and retain enough licensed securities investment advisors and qualified wealth management financial advisors who meet our high quality requirements to support our further growth into the principal business, or, if we do, that the cost of doing so will permit us to realize reasonable margins. We may incur disproportional compensation, training and other administrative expenses in order to retain such recruits in light of the aggressive hiring competition from other securities investment advisory firms, brokerage firms, commercial banks and trust companies that are better situated financially for recruitment of this kind. These factors may materially and adversely affect our business and our strategy.

We may incur higher operating expenses in connection with the business transition and expansion into other new business areas.

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

Our acquisitions and investments may not realize our strategic goals, and may result in operating difficulties and other harmful consequences that may adversely impact our business and results of operations.

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

We recorded losses from impairment of goodwill and/or intangible assets in 2016 and 2017. We may be required to record a significant charge to earnings if we are required to reassess our goodwill or other intangible assets arising from our acquisitions.

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

China Banking and Insurance Regulatory Commission released the Measures for the Supervision and Administration of Wealth Management Business of Commercial Banks (“Circular 6”) , effective from September 26, 2018, pursuant to which banking regulators shall subject wealth management business to penetrative supervision, and identify the ultimate investors and the underlying assets of wealth management products, and carry out all-round dynamic supervision of the operation and management of wealth management products.

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

Because the trading software of Rifa Securities and Rifa Futures and trading platforms are provided by third parties, we are unable to assure the technical stability and soundness of such trading platforms. If there are technical issues related to these third party systems, such as “bugs” or undetected errors, our services may be temporarily halted and our customers may choose to subscribe to our competitors’ services instead and our overall business and financial results may suffer as result.

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

We depend largely on the infrastructure of the telecommunications operators in China, which is not as well developed as in the United States or other more developed countries, it may limit our growth and any interruption of their network infrastructure may result in severe disruptions to our business.

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all. In addition, the Internet infrastructure in China is not as well developed as in the United States or other more developed countries.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not be satisfied with the Internet infrastructure in China to meet our demands, or have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network. Consequently, our business, financial condition and results of operations could be materially adversely affected.

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

On May 28 2019, the Cyberspace Administration of China issued the Soliciting Public Comments on the Administrative Measures on Data Security (Exposure Draft). The Exposure Draft clearly stipulates privacy issues such as personal information collection, accurate push advertisements, excessive app request permissions, and account cancellation difficulties.

Though all of our database is encrypted and only the database administrator has the access, our security measures may also be breached due to employee error or otherwise. We may incur significant costs to maintain our firewall and take other measures to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information, including personal information regarding our subscribers, or cause interruptions in our services. As a result, we may be required to incur substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches and leakage of personal information of our subscribers could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may be subject to, and may expend significant resources in defending against claims based on the content and services that we provide through our website and research tools.

Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. The persons who expressed their views on our online forums may have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Specifically, the Company, our CEO and one of our editors were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, County of New York (the “Court”) by Khan Funds Management America and Xuefeng Dai for defamation and libel and other claims. For more details, please see “Item 8.A. – Financial Information – Consolidated financial statements and other financial information – Legal Proceedings”. Any such claim may also damage our reputation if our users and subscribers do not view this content as reliable or accurate, which could materially and adversely affect our business.

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

We may experience significant fluctuations in our operating results including but not limited to strategic transformation initiative, cost-cutting initiative and its effect on efficiency and operational performance, potential business consolidation amidst the new regulatory environment, the market prospect of the businesses of securities investment advisory and wealth management and the transition period to adapt to the new compliance requirements, due to a variety of factors, many of which are outside our control. Significant fluctuations in our operating results could be caused by any of the factors identified in this section, including but not limited to, our ability to retain existing clients, attract new clients at a steady rate and maintain client satisfaction; technical difficulties, system downtime or Internet failures; operators’ policies; changing customer needs, regulatory environment and market condition; seasonal trends in Internet use; wavering investor confidence that could impact our business; possible non-cash goodwill, intangible assets and investment impairment that may adversely affect our net income; the unpredictability of our strategic transformation and upgrade; general economic conditions and economic conditions specific to the Internet and wireless, financial information and services, securities investment advisory and wealth management, and the China and Hong Kong securities markets. As a result of these and other factors, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected figures. Our results of operations in the future may fall below expectations.

The effects of health epidemics, war, acts of terrorism, natural disasters or other unforeseen wide-scale events could have a material adverse effect on our operating results and financial condition.

In addition to COVID-19, in recent years, there have been breakouts of other epidemics in China and globally, such as the avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola. The occurrences or reoccurrences of any of these epidemics or other adverse public health epidemic on a large scale or over a prolonged period of time may also severely disrupt our business, results of operations and financial condition.

Our business could also be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, as well as terrorist attacks, wars, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. The continued threat of terrorism and associated heightened security measures and military actions in response to acts of terrorism have disrupted commerce and has intensified uncertainties in the U.S. and international economies. Any further acts of terrorism, a future war, or a widespread natural disaster, may disrupt commerce, undermine consumer confidence and lead to a further downturn in China or international economies, which could negatively impact our revenues and our businesses.

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

We are a foreign enterprise and each of our significant subsidiaries; China Finance Online (Beijing) Co., Ltd. or “CFO Beijing”, Fortune Software (Beijing) Co., Ltd. or “CFO Software”, CFO Genius and Zhengning Information & Technology (Shanghai) Co., Ltd., or CFO Zhengning, accordingly, neither we, nor any of these significant subsidiaries is eligible to apply for licenses to operate our website. In order to comply with foreign ownership restrictions, we operated our website in China through Beijing Fuhua Innovation Technology Development Co., Ltd. or “CFO Fuhua”, which holds the licenses required to be an Internet information content provider under the relevant PRC laws. Zhiwei Zhao and Jun Wang hold 45% and 55% of the equity interests in CFO Fuhua, respectively. We are expected to continue to be dependent on CFO Fuhua to host www.jrj.com. We have entered into VIE agreement with CFO Fuhua, its shareholders to maintain substantial control over CFO Fuhua. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. And VIE agreements have been under increasing scrutiny by the relevant government authorizes in recent years. Accordingly, we cannot assure investors that the PRC regulatory authorities will ultimately take a view that our arrangements with CFO Fuhua comply with PRC law.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, effective from January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Article 41 of the Foreign Investment Law provides that the management for foreign investors who invest in such financial industries as banking, securities and insurance or manage any investment in such financial markets as securities market and foreign exchange market within the territory of China, where there are any other provisions in any other regulations published by China, such provisions shall prevail. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulations could materially and adversely affect our current VIE structure, corporate governance and business operations. On December 12, 2019, State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020. Substantial uncertainties exist with respect to how the relevant government authorities would interpret and implement such rules in practice, and we may incur additional costs to comply with such rules.

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

The annual growth rate of China’s economy decreased from 6.9% in 2017 to 6.6% in 2018. In 2019, the annual growth rate of China’s economy decreased to 6.1%. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for the Company’s services and may have materially adverse effects on our business.

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

Article 34-40 of the Provisions on the Ecological Governance of Network Information Contents illustrate the legal liability where any producer of network information contents violates this provisions, which includes issue a warning, request corrections and restrict the engagement in network information services, etc.

Under applicable PRC regulations, we may be held liable and be subject to penalties for any content we offer or will offer through our website, including information posted on bulletin boards and online forums which we host and maintain on our website. Furthermore, we are required to delete any content we transmit through our website if such content clearly violates PRC laws, regulations, ordinance rules. Where any content is considered suspicious, we are required to report such content to PRC governmental authorities.

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

According to the Administrative Measures on the Recognition of “High and New Technology Enterprises”, or the Recognition Rules, issued in 2008, the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a “High and New Technology Enterprise”, or HNTE, under the EIT Law and be entitled to enjoy a preferential enterprise income tax rate of 15%. The qualification is valid for three years from the date of award, and enterprises should submit the application for renewal. CFO Genius obtained the HNTE status in 2012. In 2015 and 2018, CFO Genius also obtained renewals of its HNTE status, which will be valid through November 2021. There is no assurance that CFO Genius will continue to be classified as the HNTE when it is subject to reevaluation in the future.

In addition, companies that develop their own software and register the software with relevant authorities in China were generally entitled to a value-added tax, or VAT, refund. With respect to revenue generated from the sale of certain online subscriptions, including our service packages, nine of our subsidiaries obtained VAT refunds that reduce their effective VAT rates from 17% to 3% before 2011. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the VAT refund policy for our subsidiaries is discontinued, our subsidiaries will become subject to the standard tax rate at 13%, which materially increase our tax obligations.

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

NDRC promulgated the Administrative Measures for the Offshore Investment of Enterprise, or Circular 11, on December 26, 2017 which took effect on March 1, 2018. According to Circular 11, to make offshore investments, an enterprise located within the territory of the PRC, or an investor, shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. Projects subject to approval administration shall be sensitive projects carried out by Investors either directly or through overseas enterprises under their control. The authority in charge of examining and approving such projects shall be the NDRC. Projects subject to record-filing administration shall be non-sensitive projects carried out directly by investors; in other words, non-sensitive projects carried out by investors to make direct investment with assets and equities or provide financing or a guarantee. For projects subject to record-filing administration, the authority in charge of record-filing shall be: (1) the NDRC, if the investor is an enterprise under the administration of the Central Government (including financing institutions under the administration of the Central Government and enterprises under the direct administration of the State Council or its subordinate organs, the same below); (2) the NDRC, if the investor is a local enterprise but the amount of investment made by the Chinese investor amounts to US$300 million or above; and (3) the development and reform authority under the provincial government at the place where the investor is registered if the investor is a local enterprise and the amount of investment made by the Chinese investor is less than US$300 million. Where natural persons within the territory of China make investments abroad through overseas enterprises under their control or through enterprises located in Hong Kong, Macao and Taiwan, the above-mentioned approval or record filing measures shall apply mutatis mutandis.

We need to go through verification and approval, record-filing and other procedures in accordance with Circular 11 prior to making any offshore investments. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Because substantially all of our revenues and expenditures are denominated in Renminbi and HK dollars and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between U.S. dollars and Renminbi, HK dollars and Renminbi, HK dollars and U.S. dollars affect the relative purchasing power of these proceeds and our balance sheet and earnings per ADS in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar and HK dollars relative to U.S. dollars would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods in 2018 and 2019, may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”), as such, our investors currently do not have the benefits of PCAOB oversight.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations outside United States, especially in China. The joint statement reflects the unsatisfactory progress made by U.S. regulators with respect to improving information access and audit inspections to China-based companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the work papers of the auditors with respect to U.S.-listed companies that have operations in China.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, our investors may be deprived of the benefits of PCAOB inspections.

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

As part of a continued regulatory focus in the United States on access to audit and other information that may be currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (Equitable) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement, emphasized that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading. The statement also pointed out that investors have limited access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. Further, on May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if a covered issuer has three consecutive non-inspection years after the law becomes effective. The U.S. House of Representatives has also introduced and is considering a bill similar to the Bill.

Concurrently, NASDAQ has proposed to codify its existing discretion in considering whether to deny initial or continued listing or to apply more stringent criteria when the auditor of a NASDAQ-listed company has not been, or cannot be, inspected by the PCAOB or the auditor does not demonstrate sufficient resources, geographic reach or experience as it relates to the audit. NASDAQ also has proposed to clarify that it may use its discretionary authority to impose additional or more stringent criteria for continued listing where the local jurisdiction restricts access by U.S. securities regulators to information.

Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure any deficiencies to meet the PCAOB inspection requirements in time. It is unclear if and when any of such proposed legislations will be enacted and, if it is, what the ultimate resolution of the PCAOB inspection issue will be. The Company does not have control over the ultimate outcome of the PCAOB inspection issue.

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

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. We are of the understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Hong Kong and listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do.

Risks relating to our shares and ADSs

The price of our underlying common stock might fluctuate significantly and if our ADSs falls below US$1.00 for an extended period of time, we may not satisfy the continued listing requirements of NASDAQ.

Pursuant to Listing Rule 5450(a)(1) of NASDAQ, if a company’s stock prices drop below $1.00 for 30 trading days consecutively, it may be delisted from NASDAQ. On August 1, 2019, the Company announced that it has received a notification letter from the NASDAQ notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s American Depositary Shares has closed below a minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5450(a)(1) and the Company has been given 180 calendar days, or until January 27, 2020 to regain compliance. On January 6, 2020, the Company effected a 10:1 ratio change of the Company’s ADS program from 1 ADS representing 5 ordinary shares of the Company to a new ratio of 1 ADS representing 50 ordinary shares of the Company. As a result, the ADS trading price increased proportionally. On January 21, 2020, the Company received a letter from Nasdaq, the closing bid price of the Company's American Depositary Shares has been at $1.00 per share or greater for a minimum of 10 consecutive business days, and the Company has regained compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) for continued listing on the Nasdaq Global Select Market. Though we currently regain the compliance with the minimum bid price requirement, we cannot assure you that our ADSs will continue to remain in compliance with the NASDAQ listing rules. If our ADSs are delisted from the NASDAQ, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

Since 2011, there have been well-publicized accounting problems at several U.S.-listed Chinese companies that have resulted in significant drops in the trading prices of their shares and, in some cases, have led to the resignation of outside auditors, trading halts or share de-listings by NASDAQ or the New York Stock Exchange, and investigations by the Division of Enforcement of the SEC. Many, but not all, of the companies involved in these scandals had entered the U.S. trading market through “reverse mergers” into publicly traded shells. The scandals have had a broad effect on Chinese companies with shares listed in the United States. Such accounting scandals in other Chinese companies could have an adverse effect on the market for shares of our underlying common stock. Investors could lose confidence in PRC companies in general, which could lead to fluctuations in the market prices of our underlying common stock, and we cannot assure investors that we will not be the target of the short selling agencies in the future. If we were to become their target, even if their claims are meritless, our share price may drop significantly, and if such prices were to drop sharply below $1.00 for 30 days consecutively, could cause us not to satisfy the continued listing requirements of NASDAQ.

Stock prices of Internet-related companies, particularly companies with business operations primarily in China, have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $476.80 per ADS to a low of $4.57 per ADS as of December 31, 2019, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on January 6, 2020. During the twelve-month period ended December 31, 2019, the price of our ADSs has ranged from a low of $4.57 to a high of $22.3 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

In particular, the outbreak of COVID-19, the outbreak of trade war between PRC and U.S., the credit crisis caused by some Chinese companies’ accounting scandal and the short selling agencies’ raider activities, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings and as a result of the global financial crisis. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. Changes in the U.S. stock market generally or as it concerns our industry, as well as geopolitical, economic, and business factors unrelated to us, may also affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

As of December 31, 2019, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, Sheng Guang Holdings Limited, Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 47.10% of our outstanding ordinary shares.

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

•

Our shareholders have authorized our board of directors, without any further action by shareholders, to issue additional shares. Under Hong Kong law, the authority granted by our shareholders will remain valid until the conclusion of the next annual general meeting, or the time when our next annual general meeting is required to be held. For as long as this approval remains effective, or is renewed, our board of directors will have the power to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further authorization from the shareholders.

We are a Hong Kong company and because the legal and procedural protections of minority shareholders under Hong Kong law differ from those under U.S. law, you may have difficulty protecting your interests as our shareholder relative to shareholders of corporations organized in the U.S.

We are a Hong Kong company and are subject to the laws of Hong Kong. The fiduciary responsibilities of our directors and the ability of minority shareholders to take successful legal action in Hong Kong against us or our directors are governed by the laws and court procedures of Hong Kong. Shareholders of a Hong Kong company would not be able to bring class action lawsuits against that company or its directors in a Hong Kong court in the same way that shareholders of a U.S. corporation might be able to bring such lawsuits in a U.S. court. In addition, professional conduct rules applicable to Hong Kong lawyers generally prohibit Hong Kong lawyers from accepting contingency fee arrangements, where a lawyer representing the plaintiffs is paid a fee only if the lawsuit is successful. Without contingency fee arrangements or the ability to bring class action lawsuits, our shareholders may find it more costly and difficult to take legal action against us or our directors in the Hong Kong courts. In addition, there is no statutory reciprocity between Hong Kong and the United States for the mutual recognition of the judgements of each other’s courts, meaning that the enforcement in Hong Kong of the judgment of a U.S. Court will require that new legal proceedings to be commenced before the Hong Kong courts. The Hong Kong courts are also less likely to enforce against us judgments of courts of the U.S. based on the civil liability provisions of U.S. securities laws, or, to allow original actions brought in Hong Kong, based on the civil liability provisions of U.S. securities laws that are penal in nature.

Moreover, Hong Kong companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result, minority public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, directors or controlling shareholders than they would as minority public shareholders of a U.S. corporation. Moreover, substantially all of our assets are located outside of the United States and all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States, with a substantial portion of their assets located outside the

United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

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

Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as depositary, prior to such time. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

Your ADSs, each of which represents fifty ordinary shares, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

China Finance Online Co. Limited was incorporated under the law of Hong Kong in November 1998. In April 2001, we launched our online financial and listed company data and information services.

The principal executive offices of our main operations are located at 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052. Our telephone number at this address is + (86 10) 83363100. Our agent for service of process in the United State is CT Corporation System locate at 28 Liberty Street, New York, New York 10005.

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

In December 2014, we continued our strategic transition efforts by launching an investment advisory service platform, “iTougu”, designed to provide securities investment advisors and their clients a real-time communication channel, where messages, market analytics, research report and investment strategies are exchanged. In December 2015, we launched the updated version 3.0 of iTougu. In July 2017, iTougu platform along with all of its users was migrated into JRJ mobile app.

In December 2015, we signed a framework agreement with Shanghai EBI Capital Co., Ltd., a Chinese private equity firm (“Shanghai EBI”), to sell (i) Shanghai Fenxin Information Technology Co., Ltd. (“CFO Fenxin”) which owns 90% of equity stake in CFO Meining which wholly owns the financial portal stockstar.com; and (ii) Zhongcheng Futong Co., Ltd. (“CFO Zhongcheng”) which owns 90% equity stake in Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (“CFO Securities Consulting”). The considerations were approximately $21.6 million (RMB140.0 million, equivalent) and $9.3 million (RMB 60.0 million, equivalent), respectively. The sale of CFO Zhongcheng was completed in December 2015, while the sale of CFO Fenxin was completed in April 2016.

In April 2016, we signed a new agreement with a third party buyer to transfer the entire equity interest in iSTAR Wealth Management for a total consideration of $3.0 million (HK$23.3 million equivalent), and such transfer was completed in September, 2016.

In November 2016, Beijing Zhongjun Sunshine Investment and Management Co., Ltd. completed a registration as general manager of private equity fund under the category of securities investment fund with Asset Management Association of China.

In October 2017, our wholly owned subsidiary, Rifa Asset Management, received approval by the Securities and Futures Commission (“SFC”) of Hong Kong for its Type 9 License, Type 4 License and Type 5 License. SFC is the independent statutory body in charge of regulating the securities and futures markets in Hong Kong.

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

In November 2018, China Finance Online entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares (“Sale Shares”), or 20% of Rifa Financial Holdings Limited (“Rifa Financial”) for HK$73.8 million (or approximately US$9.4 million) (the “Purchase Price”). Pursuant to the share transfer agreement, the Buyer provided a refundable deposit to the Company of $1.4 million. The refundable deposit was not considered part of the Purchase Price. The deposit was refundable to the Buyer upon the share transfer approval by Securities and Futures Commission of Hong Kong (“SFC”), which was one of the prerequisites for the transaction. The share transfer was approved during 2018 and the Company refunded the deposit to the Buyer during 2019. The completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures Commission of Hong Kong. As of December 31, 2019, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2019. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019.  Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price (funds received) to the Buyer.

Starting on November 21, 2018, China Unicom officially enlisted China Finance Online’s Lingxi Robo-advisor in its flagship payment app, EPay. Users of China Unicom EPay mobile app will have access to the one-stop wealth management services of global asset allocations provided by China Finance Online’s Lingxi Robo-Advisor.

On January 6, 2020, the Company changed the number of ordinary shares represented by each ADS from five to fifty.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website at http://ir.chinafinanceonline.com. The information contained on our website is not a part of this annual report.

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

In 2015, Chinese stock market experienced a historical bull market. By mid-2015, the market suffered one of the largest sell-offs since the inception of stock market in China. Marked by weak investor confidence and intensified trade conflict with the US, the following two and half years were both in negative territory for the performances of all the major indices. The changing market condition and investor sentiment call brokerage firms for transition of their business focuses. The ongoing intensified price war among brokerage firms over the years has driven the market rate for commissions to a historical low. After the market crash in June 2015 that caused massive destruction of wealth among the majority of retail investors, many investors are also reluctant to return to the market. As a result, the importance of customer services, product offerings and investor education became increasingly recognized by the brokerage industry.

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

We provide brokerage and related services outside mainland China (“Hong Kong brokerage services”), mutual fund distribution services, financial information and advisory services including subscriptions services for financial data, information services and investment advisory, online P2P lending (“Financial information and advisory services”), and advertising services.

During the second quarter of 2017, new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, the Company stopped providing commodities brokerage business in 2017.

We mainly conduct mutual fund distribution business, securities investment advisory business, stock analysis subscription business for individual investors, online P2P lending business, financial database, wealth management solutions and online investor education subscription business for institutional investors, advertising business, as well as Hong Kong securities and futures contracts brokerage business. We continued to increase financial technology content based upon artificial intelligence and cloud computing in our existing lines of businesses in 2019.

Our Business Sectors

Currently, the Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related revenues and mutual fund distribution revenues; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues.

In 2017, 2018 and 2019, revenues from financial services business were $28.2 million, $23.1 million and $16.3 million, representing approximately 66.2%, 50.7% and 46.0%, of our total net revenues, respectively.  In 2017, 2018 and 2019, revenues from financial information and advisory business were $10.3 million, $14.9 million and $10.7 million, representing approximately 24.1%, 32.7% and 30.1%, of our total net revenues, respectively.  In 2017, 2018 and 2019, revenues from advertising business were $3.6 million, $7.3 million and $8.3 million, representing approximately 8.4%, 16.1% and 23.4% of our total net revenues, respectively.

For a breakdown of total revenues by geographic market for each of the last financial years, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Net Revenues.”

a.	Subscription Services and other Related Services in the PRC
(i)	Financial Services Business

Mutual Fund Distribution

We obtained the license for mutual fund distribution issued by China Securities Regulatory Commission, or CSRC, in 2012, and launched Yinglibao in August 2013. As of March 31, 2020, Yinglibao established business relationships with nearly 100 mutual fund companies in China, and provided more than 5,200 mutual fund products.

In 2017, 2018 and 2019, revenues from mutual fund distribution were $0.4 million, $0.7 million and $0.5 million, representing approximately 0.9%, 1.5%, and 1.5% of our total net revenues, respectively.

In order to facilitate and support our mutual fund distribution business, we conducted a trial launch of our proprietary robo-advisory service.

We officially launched Lingxi in November 2016. Based upon different user risk profiles, Lingxi offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds.  In 2019, the accumulative returns of Lingxi’s high-risk, medium-risk and low-risk strategies were 18.52%, 14.73% and 7.75%, respectively, reflecting our capability in asset allocations. We also launched Lingxi Premium Version in October 2017, which targets mass affluent investors in China.

(ii)	Financial Information and Advisory Business

In 2017, 2018 and 2019, revenues from financial information and advisory business services represented approximately 24.1%, 32.7% and 30.1% of our total net revenues, respectively.

Securities Investment Advisory Business (“iTougu”)

On December 25, 2014, we launched an investment advisory service platform “iTougu” at our annual conference “Leading China 2014: Financial Industry Innovation Forum”. The iTougu platform is designed to provide securities investment advisors and their clients a real-time communication channel, where they may communicate directly and in real-time. It also provides a vast number of Chinese individual investors access to thousands of securities investment advisors where they may obtain private investment advice. In addition, the iTougu platform provides these highly-demanded features:

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

We believe that our website www.jrj.com is among the most popular financial information websites in China. Our timely produced and curated fact-based content covering many segments of the domestic Chinese economy and capital markets drives the readership on and traffic to our website. As a result, strong online traffic attracts advertisers.

In the recent years, we have also increased in-depth reporting on companies and executives to provide our audience with more data and analysis of many of the most iconic companies in China. While our large internet community and audience are generally affluent and educated, many of them are also in their professional career and in social and economic middle class, who thus represents a potentially attractive group for advertisement. Among them, there are retail investors and professionals with corporations, financial institutions, academics, and regulatory agencies who not only share a common interest in financial markets and economic dynamics but also have similar consumption propensities. Through our platform, our advertisers can effectively target this group of people and promote products and services catered for this social and economic class.

In addition to traditional advertising, we also expanded our offerings into enterprise value-added services.  Along with the data and analytics available on our established database of public companies’ financial and operation records, we provide agency services to domestically, Hong Kong and US listed companies which are in need for professional advisories on gaining market exposure of their business development updates, financial reporting and major corporate events. Through our various online and offline channels, our enterprise value-added services enable our clients to reach out to large and targeted audience base with the proprietary content and research we developed.

In 2017, 2018 and 2019, revenues from advertising-related services represented approximately 8.4%, 16.1% and 23.4% of our total net revenues respectively, and online advertising was not part of our core business.

b.	Hong Kong Securities and Futures Contracts Brokerage and Wealth Management Business

Rifa Securities Limited holds a Type 1 license and provides a diversified portfolio brokerage and other related services to our customers who invest in stocks listed on the HKEx. Rifa Futures Limited holds a Type 2 license and commences futures contract trading business in Hong Kong. Rifa Credit Limited holds a Money Lenders License. Rifa Asset Management holds Type 9 License, Type 4 License and Type 5 License. The Type 9 License allows Rifa to manage a portfolio of securities or futures contracts for clients on a discretionary basis. The Type 4 License allows Rifa to give investment advice to clients relating to the sale and purchase of securities. The Type 5 License allows Rifa to give investment advice to clients relating to the sale and purchase of futures contracts.

Rifa Securities, together with Rifa Futures, serve as our platform for developing financial services outside mainland China. In 2017, 2018 and 2019, the brokerage and related services provided by Rifa Securities and Rifa Futures contributed approximately 59.3%, 49.1% and 44.5% of our total net revenues.

In November 2018, China Finance Online entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares (“Sale Shares”), or 20% of Rifa Financial Holdings Limited (“Rifa Financial”) for HK$73.8 million (or approximately US$9.4 million) (the “Purchase Price”). Pursuant to the share transfer agreement, the Buyer provided a refundable deposit to the Company of $1.4 million. The refundable deposit was not considered part of the Purchase Price. The deposit was refundable to the Buyer upon the share transfer approval by Securities and Futures Commission of Hong Kong (“SFC”), which was one of the prerequisites for the transaction. The share transfer was approved during 2018 and the Company refunded the deposit to the Buyer during 2019. The completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures Commission of Hong Kong. As of December 31, 2019, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2019. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019.  Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price (funds received) to the Buyer.

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

Since December 2016, we have hosted “Fintech Forum & Leading China Annual Awards” for four times. Among the key note speakers and panelists were regulators, executives from the Hong Kong Stock Exchange, leading financial institutions and leading internet and fintech companies. The key discussions were centered around data security, risk management, and fintech innovation. The conference was committed to promoting the long-term health of financial industry in China and received high recognitions from financial regulators and institutions.

In May 2018, we hosted the "2018 Value Discovery Forum for Public Companies on Chinese Stock Markets" in Chengdu. In May 2019, the Company hosted the “2019 Value Discovery Forum for Public Companies on Chinese Stock Markets” in Shenzhen.  Lots of prestigious public companies listed on the Shenzhen and Shanghai stock markets and influential investors attended the forum.

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

In late 2016, we introduced our proprietary robo-advisory service, Lingxi. Depending upon users’ risk profiles, Lingxi provides retail investors with investment products for global asset allocations. In 2017, we introduced cloud-based one-stop investment research platform for institutional investors, Genius Zhisheng. For retail investors, we also introduced trading research tools based on Zhisheng algorithm. In late 2018, we introduced iTAMP (Turnkey Asset Management Platform), a one-stop ecosystem that empowers financial advisors and wealth managers to provide investment consultations and advice covering stocks, mutual funds, wealth management, insurance, trusts and other financial products. In 2019, we continued to upgrade our products and services with more advanced algorithm and technologies.

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

We have established a strong R&D team especially for our Zhisheng Finance and Lingxi robo-advisory platforms. Our R&D team includes financial industry veterans, Wall Street quantitative trading experts, and web technologists. In the three years ended December 31, 2017, 2018 and 2019, our product development expenses were $16.2 million, $13.9 million and $9.1 million, respectively. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team.

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

Competition

Although we pioneer in providing online financial services and information, we are still facing more competition in many aspects of our business. Our business ventures such as iTougu, Yinglibao, securities investment advisory and wealth management services are developing in accordance with our current business plan. We are operating in an increasingly competitive environment and competing for clients on the basis of product choices, client services, reputation and brand names. The potential competitions we face include the following:

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 238 software copyrights as of December 31, 2019, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 70 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and five trademarks registered in Hong Kong as of December 31, 2019.

Some of the content published on our website is from third parties. Though we have obtained the authorization from them, we cannot assure such third parties also have complete authorization from the original sources. As a result, others may initiate legal proceedings against us alleging infringement of their proprietary rights.

Regulation

We operate our business primarily in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	MIIT (Ministry of Industry and Information Technology);
•	PBC (The People’s Bank of China);
•	CSRC (China Securities Regulatory Commission);
•	CBRC (China Banking Regulatory Commission);
•	CBIRC (China Banking and Insurance Regulatory Commission)
•	Asset Management Association of China
•	Cyberspace Administration of China
•	Ministry of Culture;
•	General Administration of Press and Publication (National Copyright Administration);
•	National Development and Reform Commission (NDRC);
•	SAIC (State Administration of Industry and Commerce);
•	Ministry of Public Security;
•	Ministry of Commerce; and
•	State Administration of Radio Film and Television

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

Regulation of securities brokerage, futures contracts brokerage, securities investment advisory, futures contracts advisory and money lending businesses in Hong Kong

Rifa Securities Limited, regulated by the SFC, holds a license for Type 1 regulated activities (dealing in securities), which permits it to engage in securities trading and brokerage business in Hong Kong. Rifa Futures Limited, regulated by the SFC, holds a license for Type 2 regulated activities (dealing in futures), which permits it to engage in futures contract trading business. Rifa Futures is also an Exchange Participant on the Hong Kong Futures Exchange. Rifa Asset Management, regulated by the SFC, holds a license for each of Type 9 (asset management), Type 4 (advising on securities) and Type 5 (advising on futures contracts) regulated activities, which together permit it to manage a portfolio of securities or futures contracts for clients on a discretionary basis, to give investment advice to clients relating to the sale and purchase of securities and give investment advice to clients relating to the sale and purchase of futures contracts.

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

On February 22, 2019, CSRC issued the Notice on Publicly Soliciting Opinions on the Supervisory and Administrative Measures for the Public Offering of Securities Investment Fund Sales Institutions (Consultation

Draft) and Related Supporting Rules. Under this draft, the average daily volume for non-monetary fund under RMB1 billion cannot renew its license.

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

The Guidelines for the Depository Business of Peer-to-Peer Lending Funds (the “Custodian Guidelines”) was promulgated by Circular of the General Office of CBRC on February 22, 2017. The Custodian Guidelines further clarifies the custodian requirements for the funds of investors and borrowers held by online lending information service intermediaries.

The Custodian Guidelines specifies that an online lending information intermediary may only designate one qualified commercial bank as its fund custodian institution for the funds of investors and borrowers held by it, and further clarifies detailed requirements and procedures for setting up custody accounts with commercial banks. To the extent that the relevant online lending information intermediaries and commercial banks are not in full compliance with the Custodian Guidelines, they are required to make correction or rectification within a six-month period specified by the Custodian Guidelines.

In accordance with the Guidelines and the Interim Measures, the CBRC further the Information Disclosure Guidelines, on August 23, 2017. The Information Disclosure Guidelines further clarified the disclosure requirements for online lending information intermediaries. Pursuant to the Information Disclosure Guidelines, online lending information intermediaries should disclose certain information on their websites and all other internet channels, including mobile applications, WeChat official accounts or Weibo, including, among others (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information intermediaries for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transactions matched, all of which shall be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information intermediaries, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online lending information intermediaries to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. To the extent that the relevant online lending information intermediaries are not in full compliance with the Information Disclosure Guidelines, they are required to make correction or rectification within a six-month rectification period starting from the date the Information Disclosure Guidelines was issued. Any violation of the Information Disclosure Guidelines by an online lending intermediary may be subject the online lending intermediary to certain penalties under Interim Measures. We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, and other laws and regulations that are applicable to our business operations.

On July 23, 2019, the Supreme People's Court of the People’s Republic of China, the Supreme People's Procuratorate of the People’s Republic of China, the Ministry of Public Security of the People’s Republic of China, and the Ministry of Justice of the People’s Republic of China jointly formulated the Opinions on Several Issues Concerning the Handling of Criminal Cases of Illegal Lending. Regulations are designed to punish illegal lending and criminal activities in accordance with the law. The document came into effect on October 21, 2019.

In November 2019, the Internet Finance Remediation Leading Group and the Online Loan Remediation Leading Group jointly issued the Guidance Opinions on the Transformation of Internet Lending Information Intermediaries into Pilot Pilots for Microfinance Companies, which gave the online lending information intermediaries a specific transformation plan to transform into small-scale online lending companies.

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

The Provisions on the Governance of Network Information Content Ecology have been approved by the Cyberspace Administration of China and were implemented on March 1, 2020. According to these provisions, content platforms shall set up a mechanism for ecological governance of network information content, develop detailed rules for ecological governance of the network information content, and improve systems for user registration, account management, information release examination, posts and comments examination, among others.

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

Regulation of online securities information

Securities Association of China released the Online Securities Information System Technical Guidance for Securities Houses (the “Guidance”), effective from March 13, 2015. According to Section 54 of the Guidance, securities houses are not allowed to provide port access to third party service providers in respect of online securities services and trading related services. Securities trading instructions are required to be processed exclusively and internally within the securities houses’ owned systems. On May 24, 2019, the Cyberspace Administration of China issued the Cyberspace Administration of China on Soliciting Public Opinions on the Measures for Cybersecurity Censorship (Exposure Draft), which is open for public comments. The purpose of formulating the measures, the objects of review, the principles for implementing the review and Methods and other aspects have been modified and improved, with emphasis on the protection of critical information infrastructure. Among them, the unified leadership of the Central Cyberspace Information Commission on network security review work was particularly emphasized, and strict and specific regulations were also made for the entire review process.

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

•	providing specific measures to deal with false advertising;
•	tightening rules for methods of advertising; and
•	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2019:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Shanghai Stockstar Information & Technology Co., Ltd.*	PRC	Nil
Beijing Zhengjin Wealth Management Co., Ltd.*	PRC	Nil
Beijing CFO Premium Technology Co., Ltd.*	PRC	Nil
Beijing CFO Glory Technology Co., Ltd.*	PRC	Nil
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Beijing Huizhi Fortune Technology Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhongheng Xintai (Beijing) Asset Management Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shenzhen Ganlanren Investment Management Co., Ltd. *	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Beijing Zhongjun Sunshine Investment and Management Co., Ltd*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
iTougu (Beijing) Network Technology Co., Ltd.*	PRC	Nil
Shenzhen Rifa Commercial Factoring Co. Ltd.*	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Rifa Financial Holdings Limited**	BVI	85%
Rifa Securities Limited**	Hong Kong	85%
Rifa Futures Limited**	Hong Kong	85%
Rifa Asset Management Limited	Hong Kong	85%
Rifa Credit Limited**	Hong Kong	85%
Rifa Wealth Management Co. Limited	Hong Kong	85%

*	Denotes variable interest entities or subsidiaries of variable interest entities
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

In addition, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, and Zhengtong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengtong”) (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the variable interest entity or VIEs, which include CFO Fuhua, Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”), Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”), Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”), Beijing CFO Premium Technology Co., Ltd., Beijing CFO Glory Technology Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd. in order to engage in certain businesses in which foreign investment were restricted or prohibited in China historically.  Specifically, these contractual arrangements enable us to:

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

Loan Agreement. Pursuant to the relevant loan agreement, each of our respective WFOEs has granted a loan to the shareholders of VIEs, which may only be used for the sole purpose of financing the acquisition of the equity interests of such shareholders in VIEs. The shareholders of VIEs can only repay the loan by transferring all of their interest in VIE to our WFOE or a third party designated by WFOE. If and when such shareholders transfer their interest in VIE to WFOE or WFOE’s designee, if the actual transfer price is higher than the principal amount of the loan, the amount exceeding the principal amount of the loan will be deemed as interest accrued on such loan and repaid by such shareholders to WFOE. While Hong Kong law limits maximum interest payment payable to 60% of the outstanding principal amount per annum, this limitation would be relevant only if, the actual value of such VIE has increased at an average annual rate greater than 60% at the time the shareholders of VIE transfer to WFOE their interest in VIE. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of VIEs if and when they are permitted to transfer their interest in VIEs to WFOEs.

Purchase Option Agreement. Pursuant to the relevant purchase option agreement, each of the shareholders of VIEs are obligated to sell to each respective WFOEs, and relevant WFOEs have an exclusive option to or designate another party to purchase from each of them, all or any portion of their equity interest in VIEs when and to the extent that applicable PRC law permits us to own part or all of the equity interest in VIEs. In addition, WFOEs have an exclusive option to require relevant VIEs to transfer all of its assets to WFOEs or WFOEs’ designee if and when any of the shareholders ceases to be a director or employee of VIEs, or either such shareholder desires to transfer its equity interest in VIEs to a party other than the existing shareholders of VIEs, to the extent permitted by PRC law.

The exercise price of the option will equal (i) the total principal amount under the VIE Loans, or (ii) the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount under the VIE Loans.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of VIEs’ equity interest or assets, each of VIE may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of VIE or has been disclosed to and consented to in writing by relevant WFOE; (2) enter into any transaction which may have a material effect on VIE’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of VIE or has been disclosed to and consented to in writing by relevant WFOE; or (3) distribute any dividends to its shareholders in any manner. In addition, each of the shareholders of VIE may not cause such VIE to amend its articles of association to the extent such amendment may have a material effect on such VIE’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.

Share Pledge Agreement. The share pledge agreement is an agreement which collateralizes equity interests in our VIEs as security interest. Pursuant to a share pledge agreement, the shareholders of VIEs have pledged all of their equity interest in VIEs to relevant WFOEs to secure the payment and the performance of all other obligations of WFOEs under the VIE contracts. Each of shareholders of VIEs agree not to transfer, assign, pledge or in any other manner dispose of his interest in VIEs or create any other encumbrance on their interest in VIEs, which may have a material effect on WFOE’s interest without the written consent of the WFOE, except the transfer of their interest in VIE to WFOE or the third-party assignee designated by WFOE according to the purchase option agreement.

We entered into contractual arrangements with our affiliates including significant affiliates such as CFO Fuhua, CFO Newrand, CFO Huizhi and Shenzhen Ganlanren Investment Management Co., Ltd. and their shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. The English translation of the VIE contracts are attached as Exhibits 4.4-4.42 and Exhibits 4.98-4.128, 4.131-4.137 to this Annual Report on Form 20-F and incorporated herein by reference.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2019:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Web Portal and advertising services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd.	N/A
Shenzhen Ganlanren Investment Management Co., Ltd.	N/A
Beijing Huizhi Fortune Technology Co., Ltd.	N/A
Beijing CFO Premium Technology Co., Ltd.	N/A

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 4,200 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 540 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 760 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 110 square meters. Our subsidiaries and affiliates that locate in Shandong Province lease approximately 275 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

A. Operating Results

We derive revenues primarily from our financial service business and financial information and advisory business. We are developing our capacity in the securities investment advisory and wealth management services. The level of public interests in investing in China’s securities market could significantly influence our business.

In addition, we also derive revenues through advertising business, which contributed $8.3 million in 2019. Revenues from advertising accounted for 23.4% of our net revenues in 2019.

In the second quarter of 2017 during which time new commodities trading was suspended by most of precious metal exchange in China. As a result, our commodities brokerage services were suspended and such suspension has adversely affected our revenue generated from commodities brokerage services.

Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.2 million, $96,709 in revenue for VAT refunds in 2018 and 2019 respectively. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 13%, which materially increase our tax obligations.

Our net revenues decreased by 21.9% to $35.5 million in 2019 from $45.5 million in 2018. The net loss attributable to China Finance Online Co. Limited was $11.3 million in 2019, compared with net loss of $20.0 million in 2018.

Our principal capital expenditures for 2017, 2018 and 2019 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $2.5 million, $0.3 million and $1.6 million, respectively.

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
•

possible disruptions in commercial activities caused by events such as natural disasters, political developments and unforeseen wide-scale events, including the disruption caused by the ongoing coronavirus outbreak in China, the large-scale protest in Hong Kong in 2019;

•	competition in the PRC financial data and information services industry, precious metal trading business and other financial services we may enter into;
•	PRC governmental policies relating to the commodities brokerage industry and security advisory consulting industry;
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income;
•	contribution of alternative revenue resources such as revenues from online advertising;
•	seasonality associated with the level of activity of our users and subscribers and the trading activities of China’s securities markets;
•	tax refund from the PRC tax authorities for value-added-taxes we are required to pay on the sale of subscriptions to our service packages;
•	other tax incentives we receive from PRC tax authorities resulting from CFO Genius being a HNTE company;
•	our cost structure, including, in particular, our cost for commission paid, raw data, bandwidth costs and personnel-related expenses;
•	the desirability of our service packages relative to other products and offerings available in the market;
•	our ability to benefit from the contractual arrangements with CFO Newrand, CFO Fuhua, and Stockstar Wealth Management and other VIEs; and
•	PRC regulatory policies.

Gross revenues

We generate subscription fee revenues from the sales of the financial information and investment advisory services and advertising services. We generate commission income from financial service business. We also increase our revenue through advertising services.

Net revenues

Our net revenues reflect a deduction from our gross revenues for business taxes and related surcharges incurred in connection with our China operations.

Substantially all of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC and Hong Kong.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31
	2017	2018	2019
Financial services	$28,234,546	$23,057,366	$16,327,623
Financial information and advisory	10,271,822	14,891,267	10,674,164
Advertising	3,588,499	7,312,947	8,310,150
Other revenues	527,783	216,346	206,853
Total revenues from external customers	$42,622,650	$45,477,926	$35,518,790

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com website. Cost of revenues accounted for 37.0% and 36.5% of our net revenues in 2018 and 2019, respectively.

Cost paid to financial advisors. We paid cost to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The cost paid were $1.1 million in 2019, constituting 8.4% of our cost of revenues.

Commission paid. Commission paid is the commission paid to the account executives of our Hong Kong brokerage business. Commission paid constituted 60.4% of our cost of revenues in 2019.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 8.6% of our cost of revenues in 2019.

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

We adopted the 2007 Stock Equity Plan, or the 2007 Plan, in July 2007. On July 2, 2007, we granted restricted stock awards covering 10,558,493 of our ordinary shares under the 2007 Plan to our employees who are eligible for the 2007 Plan. The vesting of the restrictive stock is subject to us achieving certain financial performance targets stated in the 2007 Plan. In 2009, in light of the significant global economic downturn and its impact on our performance, our board amended the terms of these grants to extend the performance period and the vesting schedule for an additional three years ending on December 31, 2012. Based on the Company’s operating performance during 2008 and 2009, 8,658,048 shares were vested as of December 31, 2010.

In June 2014, the Annual General Meeting approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company’s achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. No share-based compensation expenses were recognized relating to the nonvested shares in 2017, 2018 and 2019, respectively.

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

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company. The maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 ordinary shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 20,000,000 as of December 31, 2019. 2,840,000 ordinary shares, 2,180,000 ordinary shares and 8,000,000 ordinary shares were granted under 2014 Plan for the year ended 2017, 2018 and 2019, respectively. As of December 31, 2019, 1,039,900 shares were available for future grant of awards. The share-based compensation expenses relating to the 2014 Plan were $0.8 million, $0.9 million and $0.4 million in 2017, 2018 and 2019, respectively. In April 2019, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2019, 4,000,000 shares were available for future exercise of options and vesting of granted shares.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, formerly known as “Huifu Jinyuan Co., Ltd.”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. On July 1, 2015, Fortune Zhengjin entered into another contractual arrangement to grant 8% restricted shares of Fortune Zhengjin to selected employees of the Company. CFO Tahoe also entered an arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. On May 31, 2016, Fortune Zhengjin entered into another arrangement to grant 5.35% restricted shares of Fortune Zhengjin to selected employees of the Company. There were $2,000, $1.2 million and $0.1 million share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $500, $0.6 million and $70,000 share-based compensation expenses recorded in 2019 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

We believe such incentive plan will attract, maintain and motivate our team, and we believe the plan is in our best interests and the best interests of our stockholders.

Taxation

Hong Kong Profits Tax

We and our subsidiaries incorporated in Hong Kong, including Rifa Securities, Rifa Futures, Rifa Asset Management, Rifa Credit and ten other subsidiaries are subject to the two-tiered profits tax rates of 8.25% and 16.5% in Hong Kong. In addition, companies which are incorporated outside of Hong Kong and carry on a trade, profession or business in Hong Kong are also subject to Hong Kong profits tax in respect of their profits arising in or derived from any business carried on in Hong Kong. Profits that are not sourced from Hong Kong are not subject to Hong Kong profits tax. There are no withholding taxes in Hong Kong on remittance of dividends to shareholders outside of the territory. In 2017, 2018 and 2019, the amount of profits tax charged in Hong Kong was $69,744, $156,730 and $86,025, respectively.

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

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31, 2019.

Restrictions on Renminbi conversion

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the RMB has depreciated about 2% against the U.S. dollar. In April 2012, the PRC government announced it would allow greater RMB exchange rate fluctuation. On August 11, 12 and 13, 2015, the PRC government successively set the central parity rate for the RMB more than 3% lower in the aggregate than that of August 10, 2015 and announced that it will begin taking into account previous day’s trading in setting the central parity rate. In 2015, the yuan experienced a 6.0% drop in value, and on January 4, 2016 the PRC government set the U.S. dollar-Chinese yuan currency pair to a reference rate of 6.5%, the lowest rate in 4.5 years. However, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As significant international pressure remains on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. In 2017, PBOC reaffirmed that it will improve the yuan regime and steadily push forward with the yuan’s convertibility on the capital account. In improving the policy framework for cross-border use of the RMB, China will pay “equal attention to development, reform and risk prevention”. In 2018, PBOC affirmed that it will adhere to the market drive, optimize the cross-border business policy of the renminbi, improve the international infrastructure of the renminbi, ensure the reasonable demand of market entities, and promote the internationalization of the renminbi to a new level.

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

The Company also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers interests for facilitating loan transactions, and the revenues are recognized upon completion of the services.

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

Equity investment without readily determinable fair value (previously known as cost method investment). For investments in investees over which we do not have significant influence, we elected to measure these equity investments with no readily determinable fair value using the measurement alternative, which requires that these investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

For the years ended December 31, 2018 and 2019, these equity investments were not impaired and there were no observable price changes. Our equity investments without readily determinable fair value were $1.6 million and $1.6 million as of December 31, 2018 and 2019, respectively.

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

The Company recognized equity method investment gain of $0.1 million, gain of $470 and gain of $391 in the consolidated statement of comprehensive income for the year ended December 31, 2017, 2018 and 2019, respectively. The carrying balance of equity method investment was $0.8 million, $0.8 million and $0.8 million as of December 31, 2017, 2018 and 2019, respectively.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure, we recorded $8.1 million goodwill impairment losses in relation to the reporting unit of investment advisory services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. In 2016, the Company concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. The Company recognized an impairment loss of $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016. There was no goodwill impairment in 2017, 2018 and 2019.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. A loss from impairment of intangible with indefinite life of $0.3 million was recorded in the year ended December 31, 2017. There was no impairment of intangible assets in 2018 and 2019.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2019:

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

We recognized no losses from impairment of goodwill for the year ended December 31, 2017, 2018 and 2019, respectively.

We recognized losses from impairment of indefinite-lived intangible assets of $0.3 million, nil and nil for the year ended December 31, 2017, 2018 and 2019, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. In 2018 and 2019, we recorded no loss from impairment of long-lived assets with definite lives.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2017		2018		2019
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$42,885	100.6%	$45,827	100.8%	$35,829	100.9%
Business tax	(262)	(0.6)	(349)	(0.8)	(310)	(0.9)
Net revenues	42,623	100.0%	45,478	100.0%	35,519	100.0%
Cost of revenues	(21,934)	(51.5)	(16,842)	(37.0)	(12,974)	(36.5)
Gross profit	20,689	48.5	28,636	63.0	22,545	63.5
Operating expenses:
General and administrative	(15,250)	(35.8)	(14,254)	(31.3)	(12,186)	(34.3)
Product development	(16,208)	(38.0)	(13,924)	(30.6)	(9,144)	(25.7)
Sales and marketing	(29,467)	(69.1)	(22,066)	(48.5)	(13,364)	(37.6)
Loss from impairment of intangible assets	(292)	(0.7)	—	—	—	—
Total operating expenses	(61,217)	(143.6)	(50,244)	(110.5)	(34,694)	(97.7)
Government subsidies	230	0.5	—	—	—	—
Loss from operations	(40,298)	(94.5)	(21,608)	(47.5)	(12,149)	(34.2)
Interest income	487	1.1	97	0.2	33	0.1
Interest expense	(3)	(0.0)	(1)	(0.0)	—	—
Exchange gain (loss), net	(131)	(0.3)	247	0.5	(134)	(0.4)
Loss on the interest sold and retained noncontrolling investment	(1,997)	(4.7)	(1,187)	(2.6)	(300)	(0.8)
Gain from sales of equity method investment	111	0.26	—	(0.0)	—	—
Income (Loss) from equity method investment	(13)	0.0	—	(0.0)	—	—
Other income (expense), net	(220)	(0.5)	34	0.1	23	0.0
Loss before income tax expense	(42,064)	(98.7)	(22,418)	(49.3)	(12,527)	(35.3)
Income tax expense	(324)	(0.8)	(52)	(0.1)	(217)	(0.6)
Net loss	(42,388)	(99.4)	(22,470)	(49.4)	(12,744)	(35.9)
Less: net loss attributable to noncontrolling interests	(5,652)	(13.3)	(2,520)	(5.5)	(1,481)	(4.2)
Net loss attributable to China Finance Online Co. Limited	(36,736)	(86.2%)	(19,950)	(43.9%)	(11,263)	(31.7%)

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our gross revenues decreased by 21.8% from $45.8 million in 2018 to $35.8 million in 2019. The decrease was mainly due to the decrease of gross revenues provided by our financial information and advisory services and financial services in 2019.

Our business taxes and related surcharges attributable to our gross revenues are $0.3 million in 2018 and $0.3 million in 2019. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues decreased by 21.9% to $35.5 million in 2019 from $45.5 million in 2018.

Our net revenues derived from our financial services, which include commodities brokerage, Hong Kong brokerage-related services and mutual fund, decreased to $16.3 million in 2019 from $23.1 million in 2018, representing 46.0% and 50.7% of our total net revenues for each year. This decrease was mainly due to the reduced net revenue from the Hong Kong brokerage-related business.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 28.3% from $14.9 million in 2018 to $10.7 million in 2019.

Our advertising revenues increased to $8.3 million in 2019 from $7.3 million in 2018, representing 23.4% and 16.1% of total net revenues for each year. This increase mainly due to the growth of traffic to our site and readership recognition of our premium content, which helps to attract more advertisers.

Cost of revenues

Our cost of revenues in 2019 decreased by 23.0% to $13.0 million in 2019 from $16.8 million in 2018, primarily due to the decrease of commission paid to our sales agents related to our Hong Kong brokerage business.

Gross profit

As a result of the foregoing, our gross profit decreased by 21.3% to $22.5 million in 2019 from $28.6 million in 2018.

Operating expenses

Our operating expenses decreased by 30.9% to $34.7 million in 2019 from $50.2 million in 2018. Operating expenses as a percentage of net revenues decreased to 97.7% in 2019 from 110.5% in 2018.

General and administrative. Our general and administrative expenses decreased by 14.5% to $12.2 million in 2019 from $14.3 million in 2018. The decrease in general and administrative expenses was mainly attributable to improved efficiency and more stringent expense control measures. Our general and administrative expenses as a percentage of net revenues increased to 34.3% in 2019 from 31.3% in 2018.

Product development. Our product development expenses decreased by 34.3% to $9.1 million in 2019 from $13.9 million in 2018. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team.

Sales and marketing. Our sales and marketing expenses decreased by 39.4% to $13.4 million in 2019 from $22.1 million in 2018. This was primarily due to improved efficiency and effective cost controls.

Loss from operations

Our loss from operations was $12.1 million in 2019 compared to $21.6 million in 2018, and our operating margin was negative 34.2% in 2019, compared to negative 47.5% in 2018. The increase in operating margin was mainly due to 30.9% decrease in operating expenses meanwhile net revenue decreased by 21.9%.

Interest income

Our interest income decreased by 65.5 % to $33,397 in 2019 from $96,679 in 2018.

Interest expense

Our interest expense decreased to nil in 2019 from $1,101 in 2018.

Loss on the interest sold and retained noncontrolling investment

We recorded a loss on the interest sold and retained noncontrolling investment of $0.3 million in the consolidated statement of comprehensive income for the year ended December 31, 2019. We deregistered two insignificant affiliates in 2019, of which one was previously owned 59.83% equity interest by us and one was fully owned by us.

We recorded a loss on the interest sold and retained noncontrolling investment of $1.2 million in the consolidated statement of comprehensive income for the year ended December 31, 2018. We deregistered seven insignificant affiliates in 2018, of which five were previously owned 59.83% equity interest by us and two were fully owned by us.

Gain from sale of equity method investment

There was no gain from sale of equity method investment in 2019 and 2018.

Other income, net

Our other income, net was $22,692 in 2019 compared to our other income, net was $34,498 in 2018.

Income tax expense

Our income tax expense was $0.2 million in 2019 compared to an income tax expense was $0.1 million in 2018.

Net loss attributable to the Company

Our net loss attributable to the Company was $11.3 million in 2019 compared to net loss attributable to the Company was $20.0 million in 2018, and our net income margin was negative 31.7% in 2019 and negative 43.9% in 2018.

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

Gain from sale of equity method investment

In 2017, the Company sold 20% of an investee’s equity interest, and recognized gain from sale of equity investment of 0.1 million.

Other income, net

Our other income, net was $34,498 in 2018 compared to other expense, net was $0.2 million in 2017.

Income tax expense

Our income tax expense was $0.1 million in 2018 compared to an income tax expense was $0.3 million in 2017.

Net loss attributable to the Company

Our net loss attributable to the Company was $20.0 million in 2018 compared to net loss attributable to the Company was $36.7 million in 2017, and our net income margin was negative 43.9% in 2018 and negative 86.2% in 2017.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2017 and 2018 and 2019 was 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors— Risks relating to doing business in the People’s Republic of China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B. Liquidity and capital resources.

Going Concern

The Company has incurred net losses of $42.4 million, $22.5 million and $12.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. The Company has generated negative cash flows from operating activities of $26.9 million, $32.7 million and $5.2 million in the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, our working capital was approximately $3.6 million. As of December 31, 2019, we have approximately $9.6 million in cash and cash equivalents and have $9.4 million overdue balance payable to the third party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing.

These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. China’s economic growth may continue to slow down due to the current outbreak of novel strain of coronavirus (COVID-19).

The recent outbreak of COVID-19 has had an adverse impact on our operations and financial condition, including constraints on capital availability for institutional customers who reduced, delayed or canceled their subscriptions for our services because of tighter budget. Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investors’ confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses. The COVID-19 pandemic has adversely affected our revenue and cash flow.

Considering the adverse effect of COVID-19, recurring operating losses and future operation requirements, we will continue to implement some cost-cutting measures and improve the overall efficiency, such as cutting spending, terminating some of lease contracts and optimizing marketing and R&D teams.

In terms of business initiatives, we will focus our operations on customer-centric sales and will (i) continue to pursue strategies to increase our revenues from financial services and financial information and advisory services, (ii) continue to work closely with our current and prospective institutional customers, gradually penetrate the Chinese financial institutional market with our core fintech-powered intelligent financial products, and turn fintech research findings into scalable revenues, and (iii) continue to strengthen our content production capabilities in order to enhance influence and strive for more advertising client resources.

In terms of financing activities, the COVID-19 has adversely impacted access to capital and slowed down our pace of financing.

The extent to which COVID-19 will impact our business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

Cash flows and working capital

As of December 31, 2019, we had approximately $9.6 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts, which are unrestricted from withdrawal or use. As of December 31, 2019, we had $1.1 million in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year.

Our total current liabilities were $72.4 million as of December 31, 2019, which primarily included $37.0 million in amounts due to customers for the trust bank balances held on their behalf and $17.4 million in accrued expenses and other liabilities.

The recent outbreak of COVID-19 has had an adverse impact on our operations and financial condition, including constraints on capital availability for institutional customers who reduced, delayed or canceled their subscriptions for our services because of tighter budget. Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investor’s confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses. The COVID-19 pandemic has adversely affected our revenue and cash flow.
As of December 31, 2019, our working capital was approximately $3.6 million.

Considering the adverse effect of COVID-19, recurring operating losses and future operation requirements, we will continue to implemented some cost-cutting measures and improve the overall efficiency, such as cutting some spending, improving rewards & punishment mechanism, terminating some of lease contracts and optimizing marketing and R&D teams.

In terms of business initiatives, we will focus our operations on customer-centric sales and  will (i) continue to pursue strategies to increase our revenues from financial services and financial information and advisory services, (ii) continue to work closely with our current and prospective institutional customers, gradually penetrate the Chinese financial institutional market with our core fintech-powered intelligent financial products, and turn fintech research findings into scalable revenues, and (iii) continue to strengthen our content production capabilities in order to gain more pricing power over our content sourcing efforts.

In terms of financing activities, the COVID-19 has adversely impacted access to capital and slowed down our pace of financing in some degree. However, we have been actively seeking additional financings and strategic partners with whom we can create synergies to improve our liquidity position.

The extent to which COVID-19 will impact our business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2017, 2018 and 2019:

	For the year ended December 31
(in thousands of U.S. dollars)	2017	2018	2019
Net cash provided by (used in) operating activities	$(26,905)	$(32,714)	$(5,192)
Net cash provided by (used in) investing activities	15,832	106	(2,688)
Net cash provided by (used in) financing activities	(19,056)	4,467	4,952
Net increase (decrease) in cash and cash equivalents	(27,906)	(28,236)	(2,893)
Cash, cash equivalents and restricted cash at beginning of year	68,635	40,729	12,493
Cash, cash equivalents and restricted cash at end of year	$40,729	$12,493	$9,600

Net cash used in operating activities for 2019 was $5.2 million, compared to $32.7 million in 2018 and $26.9 million in 2017. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $12.7 million were changes in certain working capital accounts, principally a decrease in accounts receivable-margin clients of $4.3 million due from the Hong Kong brokerage services.

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

Net cash used in investing activities was $2.7 million in 2019, compared to net cash provided by investing activities $106,411 in 2018, compared to net cash provided by investing activities was $15.8 million in 2017. In 2019, net cash used in investing activities was primarily due to purchase of property and equipment of $1.6 million and ending balance of available for sale securities of $1.1 million.

In 2018, net cash provided by investing activities was primarily due to a net cash in of $0.4 million from selling available for sale investments, and partially offset by cash paid for purchase of property and equipment.

In 2017, net cash provided by investing activities was primarily due to a net cash in of $15.4 million from selling held-to-maturity investments.

Net cash provided by financing activities was $5.0 million in 2019, compared to net cash provided by financing activities was $4.5 million in 2018, compared to net cash used in financing activities was $19.1 million in 2017. We paid no dividends to our noncontrolling shareholders in 2019, 2018 and 2017.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2017, 2018 and 2019 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $2.5 million, $0.3 million and $1.6 million, respectively.

Our ability to continue as a going concern is dependent on our ability to successfully managing our operations and business development, which include increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. To meet the needs of operational cash flow, the Company may require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $6.5 million as of December 31, 2019.

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

A summary table, by respective denomination, is set forth below, including: (1) cash and cash equivalents held inside of the PRC; (2) cash and cash equivalents held by VIEs and VIEs’ subsidiaries in the PRC; and (3) cash and cash equivalents held outside of the PRC, as of December 31, 2018 and 2019, respectively:

	For the year ended December 31,
	2018	2019
Cash and cash equivalents held inside of the PRC
Denomination in RMB	$3,891,742	$948,022
Denomination in foreign currencies	$12	$12
Cash and cash equivalents held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$1,254,738	$481,616
Denomination in foreign currencies	—	—
Cash and cash equivalents held outside of the PRC
Denomination in RMB	$378,283	$293,680
Denomination in foreign currencies	$8,223,099	$8,358,110

C. Research and development.

In the three years ended December 31, 2017, 2018 and 2019, our product development expenses were $16.2 million, $13.9 million and $9.1 million, respectively. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team. Our research and development efforts consist of continuing to:

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

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2019 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
Less than 1 year	$2,350,404	$2,110,655	$4,461,059
1 - 3 years	1,478,184	3,003,949	4,482,133
3 - 5 years	48,647	—	48,647

Apart from such premises and data purchase, as of December 31, 2019, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor.

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	56	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	49	Director
Zheng (James) Chen (1)	54	Independent Director
Jian Wang (1) (2) (3)	57	Independent Director
Yaowei Zhang (1) (2) (3)	57	Independent Director
Ying Zhu	35	Acting Chief Financial Officer

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

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

Z. James Chen has served as our director since June 2015. He is currently the Chairman of Beijing Yumi, a rural e-commerce business in China. Dr. Chen has served as the Chief Executive Officer of Origin Agritech Limited (“Origin”) in 2018. He was Origin’s Chief Financial Officer from 2012 to 2016 and a director of Origin from August, 2017 to April, 2020. His previous professional experience includes Chief Financial Officer of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority (ADIA), and senior equity analyst positions at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between

ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A. degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”) and is a member of the American Institute of Certified Public Accountants.

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

Yaowei Zhang has served as our director since June 2015. He served as Independent Director of Shanghai Everjoy Health Group Co., Ltd (formerly known as Shanghai Cimic Holdings Co., Ltd.) from March 2014 to June 2017. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Yunshi Investment Management (Shanghai) Co., Ltd., Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang is the General Partner of Zhuhai Shenzhouyun Investment Fund, President of Zhuhai Yunzhou Investment Management Co. Ltd. and President of Zhuhai Yunshenzhou Investment Management Co., Ltd. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People’s Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D. of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

Ying Zhu has been appointed to serve as Acting Chief Financial Officer in December 2019. Ms. Zhu joined our company in July 2010 and has served as our Director of Investor Relations, Director of Strategy, Assistant to Chairman and Head of President Office. She also serves as Vice President of Rifa Securities Limited in Hong Kong. Ms. Zhu obtained her Master of Law and Bachelor of Economics majoring in Finance from International Business School of Beijing Language and Culture University.

B. Compensation of directors and executive officers.

In 2019, the amount of expense related to directors and executive officers’ compensation was approximately $532,131. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with our chief executive officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer.

All of our current directors and executive officers other than the Acting Chief Financial Officer have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors and executive officers from any liability or expenses, unless the liability or expense arises from the director or executive officer’s own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director or executive officer may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in February 2021.

Employee’s stock incentive plans

2004 Stock Incentive Plan

In January 2004, the Company adopted the 2004 Stock Incentive Plan, or the 2004 Plan, and amended it in September 2004, August 2006, June 2009, and June 2010, respectively. The 2004 Plan has expired on January 3, 2014, which is the 10th anniversary of the effective date of the 2004 Plan. Under this plan, the Company may offer a variety of incentive awards to employees, directors, officers in the Company and an individual consultant or advisor who renders or has rendered bona fide services to the Company. After the termination of the Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under the Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions of the Plan.

Under the 2004 Plan, as of December 31, 2019, we have a total number of 13,160,200 options that are currently vested and exercisable for ordinary shares.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2019 pursuant to the 2004 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	750,000	$1.426	February 22, 2010	February 22, 2020
	1,800,000	$0.250	July 15, 2013	July 15, 2023
	450,000	$—	January 2, 2014	January 2, 2024
Jun (Jeff) Wang	250,000	$1.426	February 22, 2010	February 22, 2020
	1,500,000	$0.250	July 15, 2013	July 15, 2023
	350,240	$—	January 2, 2014	January 2, 2024
Ying Zhu	50,000	$0.250	July 15, 2013	July 15, 2023

2014 Stock Incentive Plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company.

Incentive awards granted under the 2014 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of awards will be accelerated to permit immediate exercise of all awards granted to a grantee. Generally, to the extent an outstanding award granted under the 2014 Plan has not vested by the date the grantee’s employment or service with us terminates, the awards will terminate and become unexercisable. Our board of directors may amend, alter, suspend or terminate the 2014 Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of a grantee under any award granted prior to that date, the approval of such grantee.

During 2017, 2018 and 2019, the Company granted totaling 2,690,000, 280,000 and nil stock options under the 2014 Plan. We have a total number of 2,529,000 options that are currently vested and exercisable for ordinary shares as of December 31, 2019.

In 2017, 2018 and 2019, the Company granted 150,000, 1,900,000 and 8,000,000 restricted shares to eligible persons under the 2014 Plan, respectively. As of December 31, 2019, 6,366,500 shares were vested, of which 1,602,545 shares were issued.

The table below sets forth the stock options and restricted shares grants made to our current directors and executive officers as of December 31, 2019 pursuant to the 2014 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$—	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
	*	$—	December 28, 2018	December 28, 2028
	2,650,000	$—	December 03, 2019	December 03, 2029
Zheng (James) Chen	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Jian Wang	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Yaowei Zhang	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Jun (Jeff) Wang	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Ying Zhu	*	$—	August 08, 2014	August 08, 2024
	*	$—	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
	*	$—	December 28, 2018	December 28, 2028
	*	$—	December 03, 2019	December 03, 2029

*	Upon vesting of stock options and restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2019, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2019, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	7.34%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	8.65%

1,099,555 vested ordinary shares remain unissued as of December 31, 2017, December 31, 2018 and December 31, 2019.

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

C. Board practices.

In 2019, our directors met in person or passed resolutions by unanimous written consent total of 3 times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Zheng (James) Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

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

Terms of directors and executive officers

We have a staggered board, which means a subset of our directors (excluding our chief executive officer), retire at every annual general meeting and the vacancies created by such retirement stand for election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains our chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors. As of the date on which the statements are made in this annual report, the date of expiration for each director’s and the Acting Chief Financial Officer’s current term of office is set forth below:

Name	Age	Position	Expiration of Term
Zhiwei Zhao	56	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	49	Director	Date of 2020 annual general meeting
Zheng (James) Chen	54	Director	Date of 2020 annual general meeting
Jian Wang	57	Director	Date of 2021 annual general meeting
Yaowei Zhang	57	Director	Date of 2021 annual general meeting
Ying Zhu	35	Acting Chief Financial Officer	-

D. Employees.

As of December 31, 2017, 2018 and 2019, we employed approximately 760, 476 and 493 employees. China enacted a Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the law. We work with the employees to insure that the employees obtain the full benefit of the Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks relating to doing business in the People’s Republic of China — PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2019, 122,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 22,019,601 of our ADSs were outstanding.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and
•	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 122,098,108 ordinary shares outstanding.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 17th Floor of Fuzhuo Plaza A, No. 28 Xuanwai Street, Xicheng District, Beijing, China 100052.

Number of Shares Beneficially Owned Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	32,483,983	26.60%
Zheng (James) Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	2,250,240	1.84%
Ying Zhu	*	*
All current directors and executive officers as of December 31, 2019 as a group (6 persons)	35,633,223	29.18%
5% Shareholder
Zhiwei Zhao (1)	32,483,983	26.60%
IDG Technology Venture Investment, LP (2)	6,723,115	5.51%
Sheng Guang Holdings Limited (3)	2,393,135	1.96%
Jianping Lu (4)	7,156,121	5.86%
Ling Zhang (5)	8,746,370	7.16%

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2019, would beneficially own less than 1% of our ordinary shares.
(1)

Mr. Zhiwei Zhao is considered the beneficial owner of 32,483,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,824,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2019.

(2)

Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. as of December 31, 2019 in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 11, 2019. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC.  IDG Technology Venture Investments, LLC, Chi Sing Ho and Quan Zhou may deemed have beneficial ownership of our shares held by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company; 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297.

(3)

Includes 2,393,135 ordinary shares held by Sheng Guang Holdings Limited as of December 31, 2019 in the form of 478,627 ADSs, according to a Schedule 13G/A filed with the SEC dated February 11, 2019. These securities were transferred from IDG Technology Venture Investment, Inc. By virtue of being the sole two directors of Sheng Guang Holdings Limited, Chi Sing Ho and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these securities. By virtue of relationship disclosed in (2), IDG Technology Venture Investments, LLC and IDG Technology Venture Investments, LP may be deemed to have shared voting and dispositive power with respect to these securities. The registered address of Sheng Guang Holdings Limited is Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.
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

For information as to stock options granted to our directors, executive officers and other employees, see "Item 6. Directors, Senior Management and Employees — B. Compensation — Employee’s stock incentive plans."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2019, and May 7, 2020, we had 122,098,018 ordinary shares issued and outstanding, respectively, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 90.17% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

See “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related party transactions.

See “Item 4.C. Information on the Company — Organizational Structure.”

The English translation of the VIE contracts are attached as Exhibits 4.4-4.42 and Exhibits 4.98-4.128, 4.131-4.137 to this Annual Report on Form 20-F and incorporated herein by reference.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2017, 2018 and 2019, we had no amount due from related parties which represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received within the respective fiscal year. As of December 31, 2017, 2018 and 2019, we also had no amount due to related parties.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated financial statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation or other disputes regarding, among other matters, copyright infringement and defamation.

On June 2, 2019, one of our subsidiaries, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. and its Beijing Consulting Branch Company were sued by Lin Zhang, a PRC citizen in a lawsuit filed in Xicheng District People’s Court in Beijing, PRC (the “Court”) claiming that his/her trading activities in the trading system of Haixi Commodity Trading are invalidated and the defendants shall return the transaction amount in the aggregate of RMB2,729,996, approximately $391,000. The defendants filed an application for objection to jurisdiction to the Court on October 24, 2019. The Court then issued a civil ruling No. 22769 of Beijing 0102 Minchu (2019) on May 6, 2020, and transferred the case to the Gulou District People's Court in Fuzhou City, Fujian Province, PRC for trial. This case remains in its preliminary stage. We intend to defend the actions vigorously. If the final ruling is against us, it may result in adverse effect on our financial position, results of operations or cash flows.

On November 29, 2018, our Company, our CEO and one of the editors of our Company were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, County of New York (the “Court”) by Khan Funds Management America and Xuefeng Dai for defamation and libel and other claims. Specifically, the plaintiffs alleged that certain report with respect to a China-based investment company of Xuefeng Dai that was edited by Zhenjiang Zhang and published on the website of the Company has caused, and continues to cause, irreparable harm to plaintiffs professional and personal reputations. The plaintiffs sought damages in an amount exceeding $500 million. On July 24, 2019, the Company filed a motion to dismiss the case. On August 16, 2019, the plaintiffs submitted to Court the notice of discontinuance without prejudice.

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

B. Significant changes since December 31, 2019.

On January 6, 2020, the Company effected a 10:1 ratio change of the Company’s ADS program from 1 ADS representing 5 ordinary shares of the Company to a new ratio of 1 ADS representing 50 ordinary shares of the Company.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Our ADSs, each representing fifty of our ordinary shares, have been listed on the NASDAQ Global Market (known as the Nasdaq National Market prior to July 1, 2006) since October 15, 2004. Effective January 3, 2011, our ADSs have been elevated to trade on the NASDAQ Global Select Market. Our ADSs trade under the symbol “JRJC”.

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

E. Taxation.

Hong Kong taxation

Profits tax. Hong Kong does not impose capital gains tax on capital gains derived from the sale of property, such as the ordinary shares underlying our ADSs. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying ordinary shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong. Two-tiered profits tax rates are in effect for the tax year of assessment ending on 31 March, 2019 and are 8.25% and 16.5% for corporations, and 7.5% and 15% for unincorporated businesses.

In addition, Hong Kong does not impose any withholding tax on gains derived from the sale of stock in Hong Kong companies, nor does it impose any withholding tax on dividends paid by Hong Kong companies to persons outside of Hong Kong. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No double tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the ordinary shares underlying our ADSs exists between Hong Kong and the United States.

Stamp duty. Hong Kong stamp duty is generally payable on the transfer of shares in companies incorporated in Hong Kong. The stamp duty is payable both by the purchaser on every purchase and by the seller on every sale of such shares at the ad valorem rate of HK$1.00 per HK$1,000 (pro-rated for any part thereof), on the higher of the consideration paid for or the market value of the shares transferred. In addition, a fixed duty, currently HK$5, is payable on an instrument of transfer for the transfer of such shares. Where the assessed amount of stamp duty is not paid within the required timeframe, the principals to the sale and purchase transaction may also be liable to pay a penalty calculated as a multiple of the duty assessed. A re-transfer of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, will also require payment of Hong Kong stamp duty at the rate described above for a sale and purchase transaction, unless such re-transfer or deposit does not result in a change in the beneficial ownership of shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary does not require payment of stamp duty. In addition, no Hong Kong stamp duty is payable upon the transfer of ADSs effected outside Hong Kong.

U.S. federal income taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs for U.S. Holders (as defined below). This discussion does not address any aspect of U.S. federal gift or estate tax, Medicare tax or other non-income tax considerations or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for U.S. tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

You are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

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

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of such partnership or other entity. Partnerships and other such pass-through entities holding ADSs, and any person who is a partner or member of such entities should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our ADSs.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2018 and 2019, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital gains, even if you hold the ADSs or ordinary shares as capital assets.

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2019, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $33,397 to nil. In addition, with respect to cash and cash equivalents as of December 31, 2018, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $0.1 million to nil.

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

We have recorded foreign exchange loss of $134,172 in net income in 2019, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately -5.8%, 5.0% and 1.6% against the U.S. dollar in 2017, 2018 and 2019, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2019, we had cash, cash equivalents and restricted cash of US$1.2 million (approximately RMB8.7 million) which were denominated in RMB at the exchange of $1.00 for RMB6.9762 and US$8.4 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $1.2 million as of December 31, 2019.

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

Not Applicable.

D. American Depository Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

● Share distributions, stock dividend, stock split, merger

● Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends	US$0.05 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

Category	Depositary actions	Associated fee
(e) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs

US$0.05 or less per ADS (or portion thereof) per calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(f) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:	Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

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

Fees and Payments from the Depositary to Us

On May 22, 2018, we entered into a letter agreement with JPMorgan Chase Bank N.A. to confirm the financial details of the continued appointment of JPMorgan Chase Bank N.A. as the sole depositary for the Company’s American Depositary Receipt with a term of 5 years starting from May 22, 2018. Under this letter agreement, the Company is entitled to receive up to US$250,000 for the twelve month period between May 22, 2018 to May 21, 2019. An amendment to the letter agreement was effective on January 6, 2020 to (i) extend the term of the letter agreement from 5 years to 7 years and (ii) stipulate that the Company is not entitled to receive payment from JPMorgan Chase Bank N.A. as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility starting from May 22, 2019.

We entered into a second amended and restated deposit agreement and an amendment to such deposit agreement with JPMorgan Chase Bank N.A. which were effective on January 6, 2020 and May 22, 2020, respectively.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On January 6, 2020, the Company effected a 10:1 ratio change of the Company’s ADS program from 1 ADS representing 5 ordinary shares of the Company to a new ratio of 1 ADS representing 50 ordinary shares of the Company.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and the acting chief financial officer (the person performing the functions of the principal financial officer), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management including our chief executive officer and the acting chief financial officer (the person performing the functions of the principal financial officer), has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2019.

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

Under the supervision of our chief executive officer and the acting chief financial officer (the person performing the functions of the principal financial officer), our management conducted an assessment of our internal control over financial reporting as of December 31, 2019, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting that occurred during the fiscal 2019 year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2017, 2018 and 2019 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

		For the Year Ended December 31,
	2019		2018		2017
Audit Fees(1)	US$	403,000	US$	420,000	US$	411,000
Audit Related Fees		—		—		—
Tax Fees		—		—		—
All Other Fees		—		—		—

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
1.1

Amended and Restated Memorandum and Articles of Association of China Finance Online Co. Limited (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on October 4, 2004)

2.1

Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-119166) filed with the Securities and Exchange Commission on September 21, 2004)

2.2

Specimen American Depositary Receipt of China Finance Online Co. Limited (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-119530) filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on October 5, 2004

2.3

Form of Amended and Restated Deposit Agreement, among China Finance Online Co. Limited, JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of the American Depositary Shares issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6EF, filed with the Commission on May 22, 2013) (File No. 333-188778)

2.4

Form of Second Amended and Restated Deposit Agreement, among China Finance Online Co. Limited, JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of the American Depositary Shares issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6 (File 333-188778), filed on December 27, 2019 and incorporated herein by reference) (File No. 333-188778)

2.5

Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, among China Finance Online Co. Limited, JPMorgan Chase Bank, N.A., as Depositary, and all holders from time to time of the American Depositary Shares issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6 (File 333-188778), filed on May 22, 2020 and incorporated herein by reference) (File No. 333-188778)

2.6*	Description of Securities
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

4.32

Translation of Loan Agreement dated March 29, 2011 among CFO Zhengtong, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.58 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.33

Translation of Purchase Option and Cooperation Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang, Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.59 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.34

Translation of Share Pledge Agreement dated March 29, 2011 among Zhiwei Zhao, Jun Wang and CFO Zhengtong (incorporated by reference to Exhibit 4.60 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.35

Translation of Operation Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.61 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.36

Translation of Technical Support Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.62 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.37

Translation of Strategic Consulting and Service Agreement dated March 29, 2011 between Stockstar Wealth Management and CFO Zhengtong (incorporated by reference to Exhibit 4.63 from our Amendment No. 1 to 2013 Annual Report on Form 20F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.38

Translation of Loan Agreement dated May 14, 2014 among CFO Software, Zhiwei Zhao and Jun Wang (incorporated by reference to Exhibit 4.81 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.39

Translation of Purchase Option and Cooperation Agreement dated May 14, 2014 among Zhiwei Zhao, Jun Wang, CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.82 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.40

Translation of Operation Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.83 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.41

Translation of Technical Support Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.84 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.42

Translation of Strategic Consulting and Service Agreement dated May 14, 2014 between CFO Securities Consulting and CFO Software (incorporated by reference to Exhibit 4.85 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.43

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

4.44

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

4.45

Market Data Vendor License Agreement dated March 31, 2011 between HKEx Information Services Limited and CFO Software (filed as Exhibit 4.63 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 30, 2012, and incorporated herein by reference)

4.46

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

4.47

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

4.48

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

4.49

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

4.50

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

4.51

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

4.52

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

4.53

Translation of Assets Purchase Agreement among Shenzhen Newrand and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.31 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.54

Translation of Purchase Agreement between Giant Bright and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.32 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.55

Translation of Agreement for Change of Parties to the Contract (incorporated by reference to Exhibit 4.33 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.56

Translation of Purchase Agreement between Giant Bright and Hadevan (incorporated by reference to Exhibit 4.34 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.57

Translation of Assets Purchase Agreement among Shenzhen Genius and Shenzhen Champion Connection (incorporated by reference to Exhibit 4.35 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.58

Translation of Purchase Agreement between Mainfame and Champion Connection Network H.K. Limited (incorporated by reference to Exhibit 4.36 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.59

Translation of Cooperation Framework Agreement among Shanghai Stockstar Wealth Management, Golden Pioneer Network Technologies and Shanghai Excellence Advertising (incorporated by reference to Exhibit 4.37 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.60

Translation of Capital Increase and Shareholders’ Agreement of Shenzhen Tahoe Investment and Development Co, Ltd. (incorporated by reference to Exhibit 4.38 from our 2013 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 6, 2014)

4.61

Translation of Equity Transfer Agreement among Fortune (Beijing) Huiying Investment Consulting Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd, Langfang Great Sky Investment Co., Ltd. (incorporated by reference to Exhibit 4.116 from our Amendment No. 1 to 2013 Annual Report on Form 20-F/A (File No. 000-50975) filed with the Securities and Exchange Commission on April 21, 2015)

4.62	2014 Stock Incentive Plan (incorporated by reference to Appendix A of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)

4.63

Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)

4.64

Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng (incorporated by reference to Exhibit 4.109 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.65

Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. and Golden Pioneer (Beijing) Network Technology Co. Ltd. (incorporated by reference to Exhibit 4.110 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.66

Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.67

Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.68

Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.113 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.69

Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.114 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.70

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

4.73

Translation of the First Supplement dated April 9, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.116 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.74

Translation of the Second Supplement dated September 28, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.117 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.75

Translation of the Agreement on Enforcement of Arbitration Award dated on December 9, 2015 among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.118 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.76

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

4.77

Translation of Share Transfer Agreement dated on May 25, 2015 between Beijing Glory Technology Co., Ltd. and Shanghai Zheshang Business Consulting Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.78

Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.121 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.79

Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Shanghai Ever Bright Yan Ze Venture Capital Enterprise (limited partnership). (incorporated by reference to Exhibit 4.122 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.80

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Shanghai Ever Bright Fu Yi Venture Capital Enterprise (limited partnership) (incorporated by reference to Exhibit 4.123 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.81

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.124 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.82

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Xiaoming Wang (incorporated by reference to Exhibit 4.125 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.83

Translation of the Framework Agreement dated December 11, 2015 about the reorganization and sale & purchase of stockstar.com related business (incorporated by reference to Exhibit 4.126 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.84

Translation of the Share Transfer Agreement dated August 27, 2015 by and among CFO Meining and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.85

Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhang Na and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.86

Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhao Xun and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.87

Translation of the Share Transfer Agreement dated December 10, 2015 by and among CFO Meining, Zhiwei Zhao, Jun Wang, Tibet Fortune Jinyuan Network Technology Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.130 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.88

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

4.89

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

4.90

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

4.91

Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Zhiwei Zhao, and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.134 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.92

Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Jun Wang and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.135 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.93

Translation of the Share Transfer Agreement dated December 24, 2015 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., Shanghai EBI Capital Co., Ltd. and Xiaoming Wang. (incorporated by reference to Exhibit 4.136 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.94

Translation of the Sale & Purchase Agreement dated April 8, 2016 about the 100% equity of  Rifa Wealth Management between Rifa Management Limited and Tianfeng Securities Co., Ltd. (incorporated by reference to Exhibit 4.137 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.95

Translation of the Equity Transfer Agreement dated January 12, 2016 by and among CFO Fuhua, Shanghai Fenxin Information Technology Co., Ltd. and Tibet Fortune Jinyuan Network Technology Co., Ltd. regarding the transfer of equities in CFO Meining.

4.96

Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., and Shanghai Jiuyi Ruotong Start-up Investment Enterprise (limited partnership) regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.

4.97

Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd. and Shanghai Jiuyi Yonglin Investment Management Enterprise, regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd.

4.98	Translation of Loan Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei and Cheng Shichao.
4.99	Translation of Purchase Option and Cooperation Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei, Cheng Shichao and Beijing Huizhi Fortune Technology Co., Ltd.
4.100	Translation of Share Pledge Agreement dated August 1, 2016 among Cui Wei, Cheng Shichao and Fortune Software (Beijing) Co., Ltd.
4.101	Translation of Operation Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.102	Translation of Technical Support Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.103	Translation of Strategic Consulting and Service Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd.
4.104

Translation of Termination Agreement regarding the Strategic Consulting and Service Agreement, Technical Support Agreement and Operation Agreement dated July 25, 2017 between Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd.

4.105	Translation of Equity Pledge Contract dated November 23, 2016 between Ying Zhu and Zhengyong Information & Technology (Shanghai) Co., Ltd.
4.106	Translation of Equity Transfer Agreement dated November 23, 2016 between Yi Yang and Ying Zhu

4.107

Translation of Framework Agreement for Exercise of Right of First Refusal dated November 23, 2016 among Yi Yang, Ying Zhu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Zhengyong Information & Technology (Shanghai) Co., Ltd.

4.108

Translation of Right of First Refusal & Cooperation Agreement dated November 23, 2016  among Zhengyong Information & Technology (Shanghai) Co., Ltd., Ying Zhu and Shenzhen Newrand Securities Advisory and Investment Co., Ltd.

4.109	Translation of Loan Agreement dated November 23, 2016 between Zhengyong Information & Technology (Shanghai) Co., Ltd. and Ying Zhu
4.110	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.111	Translation of Loan Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang
4.112	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.113	Translation of Technical Support Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd.
4.114	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaowei Wang, Jing Zhang and Fortune Software (Beijing) Co., Ltd.
4.115	Translation of Equity Transfer Agreement dated April 20, 2017 among Beijing CFO Glory Technology Co., Ltd., Xiaowei Wang and Jing Zhang
4.116	Translation of Right of First Refusal & Cooperation Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang, Jing Zhang and Rifa Yunling (Beijing) Technology Co. Ltd.
4.117	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Rifa Yunling (Beijing) Technology Co. Ltd.
4.118	Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun and Si Wang
4.119	Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.
4.120	Translation of Technical Support Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.
4.121	Translation of Equity Pledge Contract dated April 20, 2017 among Xiaoqiao Sun, Si Wang and Fortune Software (Beijing) Co., Ltd.
4.122

Translation of Right of First Refusal & Cooperation Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun, Si Wang and Shenzhen Ganlanren Investment Management Co., Ltd.

4.123	Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd.
4.124

Translation of Agreement for the Implementation of the Framework Agreement for Exercise of Right of First Refusal dated April 20, 2017 among Si Wang, Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd.

4.125	Translation of Equity Pledge Contract dated June 21, 2017 between Zaisi Cui and Fortune Software (Beijing) Co., Ltd.
4.126	Translation of Equity Transfer Agreement dated June 21, 2017 between Si Wang and Zaisi Cui
4.127	Translation of Right of First Refusal & Cooperation Agreement dated June 21, 2017 among Fortune Software (Beijing) Co., Ltd., Zaisi Cui and Shenzhen Ganlanren Investment Management Co., Ltd.
4.128	Translation of Loan Agreement dated June 21, 2017 between Fortune Software (Beijing) Co., Ltd. and Zaisi Cui
4.129

Translation of Shareholder Contribution Agreement of JRJ (Zhuhai) Asset Management Co., Ltd. dated December 18, 2017 among China Finance Online (Beijing) Co., Ltd., Zhuhai Jinshi Zhongrui Investment Co., Ltd., Shenzhen Thinking Power Investment Co., Ltd., and Shenzhen Jinghong Investment Management Co., Ltd.

4.130	Translation of the Share Purchase Agreement dated November 2018 between China Finance Online Co. Limited and West Platinum Limited

4.131

Translation of Framework Agreement for Exercise of Right of First Refusal dated October 1, 2018 among Zaisi Cui, Xiaoqiao Sun, Fortune Software (Beijing) Co., Ltd., and Shenzhen Ganlanren Investment Management Co., Ltd.

4.132*	Translation of Strategic Consulting Service Agreement dated July 11, 2018 between CFO Newrand and Fortune Software (Beijing) Co., Ltd.
4.133*	Translation of Operation Agreement dated July 11, 2018 between Fortune Software (Beijing) Co., Ltd. and CFO Newrand
4.134*	Translation of Right of First Refusal & Cooperation Agreement dated July 11, 2018 among Ying Zhu, Lin Yang, CFO Newrand and Fortune Software (Beijing) Co., Ltd.
4.135*	Translation of Technical Support Agreement dated July 11, 2018 between Fortune Software (Beijing) Co., Ltd. and CFO Newrand
4.136*	Translation of Equity Pledge Contract dated July 11, 2018 among Lin Yang, Ying Zhu and Fortune Software (Beijing) Co., Ltd.
4.137*	Translation of Loan Agreement dated July 11, 2018 among Fortune Software (Beijing) Co., Ltd., Ying Zhu and Lin Yang
8.1*	List of Principal Subsidiaries and Significant PRC-Incorporated Affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
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

CHINA FINANCE ONLINE CO. LIMITED

Date: May 29, 2020	/s/ Ying Zhu
	Name:	Ying Zhu
	Title:	Acting Chief Financial Officer

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2018 and 2019

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Finance Online Co. Limited.

Beijing, China

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities(“VIEs”) and its VIEs’ subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses, has generated negative cash flows from operations, has $9.4 million overdue balance payable to the third-party investors, and faces uncertainty as to the operational impact of the COVID-19 outbreak, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2014.

Beijing, China

May 29, 2020

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$12,493,135	$9,599,824
Prepaid expenses and other current assets	2,409,295	2,412,941
Trust bank balances held on behalf of customers	31,217,870	36,987,484
Accounts receivable - margin clients, net of allowance for doubtful accounts of $149,523 and $1,153,521 in 2018 and 2019, respectively	17,751,034	13,451,583
Accounts receivable - others, net of allowance for doubtful accounts of $3,407 and $234,439 in 2018 and 2019, respectively	7,101,910	12,382,170
Short - term investments	—	1,146,756
Total current assets	70,973,244	75,980,758
Property and equipment, net	4,459,334	4,271,733
Acquired intangible assets, net	85,154	74,477
Equity investments without readily determinable fair value	1,631,892	1,605,459
Equity method investment, net	778,721	766,583
Right-of-use assets	—	3,988,004
Rental deposits	963,575	769,961
Goodwill	107,791	108,416
Guarantee fund deposits	217,033	218,293
Deferred tax assets	1,472,606	1,380,842
Total assets	$80,689,350	$89,164,526
Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,119,096 and $8,060,844 as of December 31, 2018 and December 31, 2019, respectively)	$8,127,440	$8,854,985
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,845,786 and $5,068,001 as of December 31, 2018 and December 31, 2019, respectively)	11,728,235	17,419,913
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,599,216 and $2,109,546 as of December 31, 2018 and December 31, 2019, respectively)	31,217,870	36,987,484
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $189,082 and $184,720 as of December 31, 2018 and December 31, 2019, respectively)	2,947,206	6,741,181
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $1,604,241 as of December 31, 2018 and December 31, 2019, respectively)	—	2,242,757
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited ($2,303) and $44,128 as of December 31, 2018 and December 31, 2019, respectively)	154,973	177,151
Total current liabilities	54,175,724	72,423,471
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited ($9,482) and nil as of December 31, 2018 and December 31, 2019, respectively)	149,107	151,490
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $12,678 and nil as of December 31, 2018 and December 31, 2019, respectively)	28,682	14,211
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $741,269 as of December 31, 2018 and December 31, 2019, respectively)	—	1,447,328
Total liabilities	$54,353,513	$74,036,500
Leases and contingencies (Note 21)
Equity:
China Finance Online Co. Limited shareholder’s equity:
Ordinary shares (118,098,018 and 122,098,018 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	57,001,017	57,006,534
Additional paid-in capital	36,079,122	36,925,874
Accumulated other comprehensive income	6,291,793	6,412,555
Retained deficits	(63,926,256)	(75,189,077)
Total China Finance Online Co. Limited shareholders’ equity	35,445,676	25,155,886
Noncontrolling interest	(9,109,839)	(10,027,860)
Total equity	26,335,837	15,128,026
Total liabilities and equity	$80,689,350	$89,164,526

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2017	2018	2019
Net revenues
Hong Kong brokerage services revenues	$25,281,733	$22,343,950	$15,799,347
Financial information and advisory services revenues	10,271,822	14,891,267	10,674,164
Advertising revenues	3,588,499	7,312,947	8,310,150
Commodities brokerage services revenues	2,588,426	49,960	—
Others	892,170	879,802	735,129
Total revenue from external customers	42,622,650	45,477,926	35,518,790
Cost of revenues	21,933,678	16,841,915	12,974,135
Gross profit	20,688,972	28,636,011	22,544,655
Operating expenses:
General and administrative (including share-based compensation of $2,739,892, $1,829,364 and $977,519 for 2017, 2018 and 2019, respectively)	15,250,086	14,254,137	12,186,108
Product development (including share-based compensation of $216,374, $191,708 and $62,298 for 2017, 2018 and 2019, respectively)	16,208,000	13,924,460	9,144,180
Sales and marketing (including share-based compensation of $111,947, $219,440 and $74,011 for 2017, 2018 and 2019, respectively)	29,467,593	22,065,504	13,363,921
Loss from impairment of intangible assets	291,817	—	—
Total operating expenses	61,217,496	50,244,101	34,694,209
Government subsidies	230,174	—	—
Loss from operations	(40,298,350)	(21,608,090)	(12,149,554)
Interest income	487,007	96,679	33,397
Interest expense	(3,204)	(1,101)	—
Exchange gain (loss), net	(131,461)	246,680	(134,172)
Loss on the interest sold and retained noncontrolling investment	(1,996,361)	(1,186,852)	(299,645)
Gain from sale of equity method investment	111,224	—	—
Income (Loss) from equity method investment	(13,404)	470	391
Other income (expense), net	(219,472)	34,498	22,692
Loss before income tax expense	(42,064,021)	(22,417,716)	(12,526,891)
Income tax expense	(324,416)	(52,779)	(216,857)
Net loss	$(42,388,437)	$(22,470,495)	$(12,743,748)
Less: net loss attributable to the noncontrolling interest	(5,651,884)	(2,520,375)	(1,480,927)
Net loss attributable to China Finance Online Co. Limited	$(36,736,553)	$(19,950,120)	$(11,262,821)
Net loss per share attributable to China Finance Online Co. Limited
Basic and Diluted	$(0.32)	$(0.18)	$(0.10)
Weighted average shares used in calculating net loss per share
Basic and Diluted	113,601,949	113,883,030	114,687,282
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	2,400,548	(362,398)	120,762
Net unrealized gain (loss) from short-term investments available-for-sale	63,303	(72,755)	11,743
Less: reclassification adjustment for net (gains) losses included in net income	(63,303)	72,755	(11,743)
Other comprehensive income (loss), net of tax	2,400,548	(362,398)	120,762
Comprehensive loss	(39,987,889)	(22,832,893)	(12,622,986)
Less: comprehensive loss attributable to the noncontrolling interest	(5,651,884)	(2,520,375)	(1,480,927)
Comprehensive loss attributable to China Finance Online Co. Limited	$(34,336,005)	$(20,312,518)	$(11,142,059)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

			Additional	Accumulated other	Retained	Total China Finance Online Co. limited	Non
	Ordinary shares		paid-in	comprehensive	earnings/	shareholders’	controlling	Total
	Shares	Amount	capital	income (loss)	(deficits)	equity	interest	equity
Balance as of January 1, 2017	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684	$(4,369,874)	$81,794,810
Exercise of share options by employees	—	26,785	—	—	—	26,785	—	26,785
Share-based compensation	—	—	2,191,218	—	—	2,191,218	876,995	3,068,213
Deconsolidation	—	—	—	—	—	—	809,692	809,692
Foreign currency translation adjustment	—	—	—	2,400,548	—	2,400,548	—	2,400,548
Net loss	—	—	—	—	(36,736,553)	(36,736,553)	(5,651,884)	(42,388,437)
Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682	$(8,335,071)	$45,711,611
Exercise of share options by employees	—	600	—	—	—	600	—	600
Share-based compensation	—	—	1,710,912	—	—	1,710,912	529,600	2,240,512
Deconsolidation	—	—	—	—	—	—	1,216,007	1,216,007
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)	—	(362,398)
Net loss	—	—	—	—	(19,950,120)	(19,950,120)	(2,520,375)	(22,470,495)
Balance as of December 31, 2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676	$(9,109,839)	$26,335,837
Issuance of ordinary shares for the plan of share options and restricted shares	4,000,000	520	—	—	—	520	—	520
Exercise of share options by employees	—	4,997	—	—	—	4,997	—	4,997
Share-based compensation	—	—	846,752	—	—	846,752	267,076	1,113,828
Deconsolidation	—	—	—	—	—	—	295,830	295,830
Foreign currency translation adjustment	—	—	—	120,762	—	120,762	—	120,762
Net loss	—	—	—	—	(11,262,821)	(11,262,821)	(1,480,927)	(12,743,748)
Balance as of December 31, 2019	122,098,018	$57,006,534	$36,925,874	$6,412,555	$(75,189,077)	$25,155,886	$(10,027,860)	$15,128,026

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

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2017	2018	2019
Operating activities:
Net loss	$(42,388,437)	$(22,470,495)	$(12,743,748)
Adjustments to reconcile net loss to net cash provided by Operating activities:
Share-based compensation	3,068,213	2,240,512	1,113,828
Depreciation and amortization	2,105,158	1,697,700	1,214,354
Provision of allowance for doubtful accounts	—	(149,429)	(1,226,833)
Gain from equity method investment	(97,820)	(470)	(391)
(Gain) Loss from short-term investments	(63,303)	72,755	(11,743)
Deferred taxes	(231,667)	(116,254)	72,770
Loss on disposal of property and equipment	124,696	854,160	367,221
Loss from impairment of intangible assets	291,817	—	—
Loss on the interest sold and retained noncontrolling investment	1,996,361	1,186,852	299,645
Changes in assets and liabilities:
Accounts receivable, others	4,896,250	1,774,118	(5,014,134)
Accounts receivable, margin clients	(515,614)	(9,600,921)	5,373,265
Prepaid expenses and other current assets	(1,105,245)	559,702	1,554,475
Operating lease right-of-use assets	—	—	(4,011,960)
Trust bank balances held on behalf of customers	(5,987,800)	7,601,562	(5,618,799)
Rental deposits	15,652	138,485	185,294
Guarantee deposit funds	5,616,733	307,883	—
Deferred revenue	3,517,988	(1,659,248)	873,728
Account payable	298,975	(6,473,854)	3,758,493
Accrued expenses and other current liabilities	(3,483,073)	(683,420)	(728,604)
Operating lease liabilities	—	—	3,710,693
Amounts due to customers for the trust bank balance held on their behalf	5,987,800	(7,601,562)	5,618,799
Income taxes payable	(951,595)	(392,551)	21,901
Net cash used in operating activities	$(26,904,911)	$(32,714,475)	$(5,191,746)
Investing activities:
Purchase of property and equipment	(2,472,409)	(340,629)	(1,552,537)
Proceeds from disposal of affiliates (Note 9)	1,576,467	4,950	—
Proceeds from transfer of equity method investment	350,181	—	—
Purchase of short-term investments	(71,492,241)	(8,995,273)	(10,091,454)
Proceeds from sales of short-term investments	87,946,966	9,437,363	8,956,178
Acquisition of cost method investment	(76,520)	—	—
Net cash provided by (used in) investing activities	$15,832,444	$106,411	$(2,687,813)
Financing activities:
Proceeds from stock options exercised by employees and issuance of ordinary shares	26,786	600	4,997
Funds received from third-party investors	—	4,466,000	4,947,000
Repayment of Yinglibao Clients	(19,083,181)	—	—
Net cash provided by (used in) financing activities	$(19,056,395)	$4,466,600	$4,951,997
Effect of exchange rate changes	$2,222,371	$(93,906)	$34,251
Net (decrease) increase in cash and cash equivalents	(27,906,491)	(28,235,370)	(2,893,311)
Cash, cash equivalents and restricted cash at beginning of the year	68,634,996	40,728,505	12,493,135
Cash, cash equivalents and restricted cash at end of the year	$40,728,505	$12,493,135	$9,599,824
Supplemental disclosure of cash flow information
Income taxes paid	$1,510,281	$504,462	$10,130
Interest paid	—	—	—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year ended December 31,
	2017	2018	2019
Cash and cash equivalents	$38,692,871	$12,493,135	$9,599,824
Restricted cash	$2,035,634	$—	$—
Total cash, cash equivalents and restricted cash	$40,728,505	$12,493,135	$9,599,824

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Finance Online Co. Limited (“China Finance Online” or the “Company”) was incorporated in Hong Kong on November 2, 1998. China Finance Online, its subsidiaries, its variable interest entities (“VIEs”) and its VIEs’ subsidiaries (collectively, the “Company”) is a leading web-based financial services company in China.

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

In 2016, the Company continued to develop our wealth management business, securities investment advisory business, financial database subscription business, individual research tool subscription business, advertisement business, and securities, commodities as well as futures trading business. In addition, we launched a new business line of online peer-to-peer lending.

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

Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2019 were as follows:

Company name	Place of incorporation or establishment	Date of incorporation or acquisition	Legal ownership interest	Principal activity
Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Zhengyong Information & Technology (Shanghai) Co., Ltd. (“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
Zhengtong Information Technology (Shanghai) Co., Ltd (“CFO Zhengtong”)	Shanghai, PRC	Jun. 24, 2008	100%	N/A
Rifa Financial Holdings Limited (“Rifa Financial Holdings”) (Formerly known as “iSTAR Financial Holdings Limited”)	BVI	Jul. 16, 2007	85%	Investment holdings
Rifa Securities Limited (“Rifa Securities”) (Formerly known as “iSTAR International Securities Co. Limited”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
Rifa Futures Limited (“Rifa Futures”) (Formerly known as “iSTAR International Futures Co. Limited”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
Rifa Asset Management Limited (“Rifa Asset Management”)	Hong Kong, PRC	Nov. 15, 2016	85%	Asset management service
Rifa Credit Limited (“Rifa Credit”) (Formerly known as “iSTAR International Credit Co. Limited”)	Hong Kong, PRC	Feb. 10, 2012	85%	N/A
Rifa Wealth Management Co. Limited (“Rifa Wealth Management”)	Hong Kong, PRC	Sep. 13, 2016	85%	Insurance brokerage service
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
Shanghai Stockstar Wealth Management Co., Ltd. (“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Beijing Huizhi Fortune Technology Co., Ltd. (“CFO Huizhi”)	Beijing, PRC	Jun. 14, 2012	Nil	N/A
Shenzhen Ganlanren Investment Management Co., Ltd. (“CFO Shenzhen Ganlanren”)	Shenzhen, PRC	Feb. 18, 2016	Nil	N/A
Beijing CFO Premium Technology Co., Ltd. (“CFO Premium”).	Beijing, PRC	June 2, 2009	Nil	N/A
Beijing CFO Glory Technology Co., Ltd.	Beijing, PRC	Sep. 11, 2007	Nil	N/A
Subsidiaries of variable interest entities:
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd. (“CFO Zhengjin Tianjin”)	Tianjin, PRC	Jul. 23, 2013	Nil	Commodities brokerage
Beijing Jiayi Management Co., Ltd. (“CFO Zhengjin Beijing”)	Beijing, PRC	Jan. 13, 2014	Nil	Commodities brokerage
Yinglibao (Beijing) Technology Co., Ltd. (“CFO Yinglibao”)	Beijing, PRC	Jan. 15, 2014	Nil	Internet-based financial platform
Zhengjin (Jiangsu) Precious Metals Co., Ltd. (“CFO Zhengjin Jiangsu”)	Nanjing, PRC	Nov. 19, 2014	Nil	Commodities brokerage
Zhengjin (Fujian) Precious Metals Co., Ltd. (“CFO Zhengjin Fujian”)	Fujian, PRC	Jan. 6, 2013	Nil	Commodities brokerage
Qingdao Zhengjin Zhida Trading Co., Ltd. (“CFO Qingdao Zhida”)	Qingdao, PRC	Dec. 21, 2015	Nil	Commodities brokerage
Tibet Lieqian Network Technology Co., Ltd.	Tibet, PRC	Mar. 18, 2016	Nil	Commodities brokerage
Qingdao Zhengjin Taiji Trading Co., Ltd. (“CFO Qingdao Taiji”)	Qingdao, PRC	Mar. 23, 2016	Nil	Commodities brokerage
iTougu (Beijing) Network Technology Co., Ltd. (“CFO iTougu”)	Beijing, PRC	Dec. 8, 2014	Nil	Investment advisory service platform
Beijing Zhongjun Sunshine Investment and Management Co., Ltd (“CFO Zhongjun Sunshine”)	Beijing, PRC	Sep. 30, 2013	Nil	Financial service
Zhongheng Xintai (Beijing) Asset Management Co., Ltd. (“CFO Zhongheng Xintai”)	Beijing, PRC	Jun. 8, 2016	Nil	N/A
Beijing Zhengjin Wealth Management Co., Ltd.	Beijing, PRC	Dec. 24, 2004	Nil	Commodities brokerage
Shenzhen Rifa Commercial Factoring Co. Ltd.	Shenzhen, PRC	Oct. 20, 2016	Nil	Financial service
Shanghai Stockstar Information & Technology Co., Ltd.	Shanghai, PRC	Dec. 24, 2009	Nil	N/A
Shanghai Shangtong Co., Ltd.	Shanghai, PRC	Jun. 6, 2008	Nil	N/A
Shanghai Ganlan Wealth Asset Management Co., Ltd.	Shanghai, PRC	Dec. 19, 2014	Nil	N/A
Beijing Chuangying Advisory and Investment Co., Ltd. ("CFO Chuangying")	Beijing, PRC	Oct. 9, 1997	Nil	P2P Lending Service
Shanghai Chongzhi Co., Ltd.	Shanghai, PRC	Jun. 6, 2008	Nil	N/A

Tibet Fortune Jinyuan Network Technology Co., Ltd.	Tibet, PRC	Aug. 22, 2015	Nil	N/A

The consolidated financial statements of the Company include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities for which the Company is the primary beneficiary. A variable interest entity is the entity in which the Company, through contractual arrangements as the primary beneficiary, bears the risks of, and enjoys the rewards normally associated with ownership of the entity.

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

The Company made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs. Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Company or a third party designated by the Company. The Company has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company’s wholly owned significant subsidiaries including CFO Beijing, CFO Software and CFO Zhengtong (collectively, the “WFOEs” and each a “WFOE”). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

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

Exclusive technology consulting and management service agreement

Pursuant to a series of technology support and service agreements, the WFOEs retain exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WFOEs are entitled to charge the VIEs and their subsidiaries annual service fees. The terms of the strategic consulting services agreement, the technical support services agreement and the operating support services agreement are twenty, ten and ten years, respectively, and these agreements will be automatically renewed on applicable expiration dates, unless the contracting WFOE informs the corresponding VIE its intention to terminate such contract one month prior to the applicable expiration date. Notwithstanding the foregoing, none of the parties has a right to terminate the service contracts. The principal services agreements that the WFOEs have entered into with VIEs include:

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

Exclusive purchase right agreement on the equity interest of the VIEs

Pursuant to the purchase option agreement, the WFOEs have the unconditional right to purchase the entire equity interest in, or all the assets of the VIEs at a price equal to the total principal amount of the loan lent by the WFOEs to the shareholders of the VIEs when and if such purchase is permitted by the PRC law or the current shareholders of the VIEs cease to be directors or employees of the VIEs. The term of the exclusive purchase right agreement is perpetual and can be terminated at the discretion of the WFOEs.

Power of attorney

Pursuant to the power of attorney, each of the shareholders of the VIEs have executed an irrevocable power of attorney assigning the WFOEs or individuals designated by the WFOEs as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs.

The Articles of Incorporation of the VIE state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management. Therefore, through the irrevocable power of attorney arrangement, the WFOEs have the ability to exercise effective control over the VIEs through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of the VIEs is the same as that of the WFOEs. The term of the power of attorney is twenty years and will be automatically renewed on the expiration date. The contract can be terminated at the discretion of the WFOEs.

Pledge agreement

Pursuant to the equity pledge agreement between the WFOEs and the shareholders of the VIEs, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the WFOEs to guarantee the VIEs’ performance of its obligations under the exclusive technology consulting and service agreement. If the VIEs breach their contractual obligations under that agreement, the WFOEs, as the pledge, will be entitled to certain rights, including the rights to sell the pledged equity interests. The shareholders of the VIEs agree that, without prior written consent of the WFOEs, they will not transfer, sell, and dispose of or create any encumbrance on their equity interest in the VIEs. The term of the pledge agreement is twenty years and will be automatically renewed on the expiration date, unless the WFOEs inform the VIEs of their intention to terminate the agreement one month prior to the expiration date.

Through these contractual agreements, the WFOEs have the ability to effectively control the VIEs and are also able to receive substantially all the economic benefits of the VIEs.

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2019 were as follows:

VIE name	Contractual arrangement date	Counterpart
CFO Fuhua	May 27, 2004	CFO Beijing
CFO Newrand	July 11, 2018	CFO Software
Stockstar Wealth Management	April 12, 2011	CFO Zhengtong
CFO Shenzhen Ganlanren	April 20, 2017	CFO Software
Beijing CFO Premium Technology	June 2, 2009	CFO Software

Risks in relation to the VIE structure

The Company’s ability to control the VIEs also depends on the power of attorney the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries excluding intercompany elimination as of and for the years ended:

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$1,254,459	$479,309
Accounts receivable – others, net	1,758,057	1,384,102
Others	8,390,567	3,385,334
Total current assets	11,403,083	5,248,745
Property and equipment, net	2,448,148	1,601,260
Equity investments without readily determinable fair value	1,631,892	1,605,459
Equity method investment, net	778,721	766,583
Rental deposits	590,284	451,975
Investment in subsidiaries	41,631,407	38,597,614
Deferred tax assets	1,292,263	1,238,319
Right-of-use assets	—	2,630,373
Total assets	$59,775,798	$52,140,328
Third-party liabilities:
Current liabilities:
Accrued expenses and other current liabilities	$16,561,794	$16,886,760
Accounts payable	189,082	184,720
Total current liabilities	16,750,876	17,071,480
Non-current liabilities	3,197	741,269
Total third-party liabilities	$16,754,073	$17,812,749
Inter-company liabilities (assets)	$(9,782,857)	$(9,272,913)

	Year ended December 31,
	2017	2018	2019
Net revenues	$19,556,988	$24,747,244	$17,497,599
Net loss	$(35,738,587)	$(10,013,159)	$(7,098,995)

	Year ended December 31,
	2017	2018	2019
Net cash used in operating activities	$(27,938,791)	$(8,265,834)	$(841,958)
Net cash (used in) provided by investing activities	16,669,443	(69,989)	(1,650)
Net cash used in financing activities	(19,083,181)	—	—
Effect of exchange rate changes	$(3,470,414)	$(621,698)	$68,458

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Going Concern and Liquidity

The Company has incurred net losses of $42.4 million, $22.5 million and $12.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. The Company has generated negative cash flows from operating activities of $26.9 million, $32.7 million and $5.2 million in the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, our working capital was approximately $3.6 million. As of December 31, 2019, we have approximately $9.6 million in cash and cash equivalents and have $9.4 million overdue balance payable to the third party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing.

These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. China’s economic growth may continue to slow down due to the current outbreak of novel strain of coronavirus (COVID-19).

The recent outbreak of COVID-19 has had an adverse impact on our operations and financial condition, including constraints on capital availability for institutional customers who reduced, delayed or canceled their subscriptions for our services because of tighter budget. Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investor’s confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses. The COVID-19 pandemic has adversely affected our revenue and cash flow.

Considering the adverse effect of COVID-19, recurring operating losses and future operation requirements, we will continue to implement some cost-cutting measures and improve the overall efficiency, such as cutting spending, terminating some of lease contracts and optimizing marketing and R&D teams.

In terms of business initiatives, we will focus our operations on customer-centric sales and  will (i) continue to pursue strategies to increase our revenues from financial services and financial information and advisory services, (ii) continue to work closely with our current and prospective institutional customers, gradually penetrate the Chinese financial institutional market with our core fintech-powered intelligent financial products, and turn fintech research findings into scalable revenues, and (iii) continue to strengthen our content production capabilities in order to enhance influence and strive for more advertising client resources.

In terms of financing activities, the COVID-19 has adversely impacted access to capital and slowed down our pace of financing.

The extent to which COVID-19 will impact our business and financial results will depend on future developments, which are uncertain and cannot be predicted at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassification

Certain amounts in the consolidated financial statements have been reclassified from their original presentation to conform to current year presentation. These reclassifications had no material impact on the consolidated financial statements as previously reported.

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

Fair value measurement

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

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

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term investment, equity investments without readily determinable fair value, equity method investment and accounts payable.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and accounts payable approximate their fair value due to their short-term maturities. The carrying value of acquired assets was nearly the fair value of the investment based on the valuation performed by the Company as of December 31, 2018 and 2019. See Note 3 for further discussion.

The Company’s short-term investment consists of available-for-sale securities. See Note 5 and Note 6 for further discussion.

The carrying value of the equity investment without readily determinable fair value was $1,631,892 and $1,605,459 as of December 31, 2018 and 2019, which are accounted for under the measurement alternative method of accounting. These investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment. No dividends were paid to us in history. See Note 7 for further discussion.

The carrying value of the equity method investment was $778,721 and $766,583 as of December 31, 2018 and 2019, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income. See Note 8 for further discussion.

The Company measures certain assets, including intangible assets and goodwill at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of goodwill and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, See Note 6 for further discussion. The Company measured the fair value for the assets acquired, with the assistance of an independent valuation firm, using discounted cash flow techniques, and these assets were valued using Level 3 inputs, because the Company used unobservable inputs to value them, reflecting the Company’s assessment of the assumptions market participants would use in valuing these purchased intangible assets. The Company does not use derivative instruments to manage risks.

Trust bank balances held on behalf of customers

Trust bank balances held on behalf of customers consist three parts: i) Rifa Securities and Rifa Futures receive fund from customers for purpose of buying or selling securities and futures on behalf of its customers and deposits the fund in its interest-bearing bank account; ii) The funds received by CFO Newrand from customers who purchase mutual funds and other wealth management products which are deposited in a trust bank account, iii) Funds received by Beijing Chuangying from customers who invest in P2P lendings which are deposited in a trust bank account.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include account receivable, cost method investment, equity method investment, impairment of goodwill and long-lived assets, income taxes, share-based compensation and purchase price allocation. Actual results could differ from those estimates.

Short-term investments

Short-term investments comprise marketable debt securities, which are classified as available-for-sale. Short-term investments classified as available for sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.  Gains and losses from sale of available for sales securities are recognized in short-term investment income or loss of the statements of operations and comprehensive loss. Available for sale securities are classified as current assets on the accompanying consolidated balance sheets because they are available for immediate sale.

The Company reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment, in determining if impairment is needed.

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

Guarantee fund deposits

Guarantee fund deposits consist of i) the funds deposited with Hong Kong Exchange and Clearing Limited by Rifa Futures, to guarantee its customers’ settlement obligations; ii) the funds deposited with the commodities exchanges as a result of its customers’ trading. The Company needs to deposit certain percentage of its customers’ trading margins with the commodities exchanges.

Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Lease (“ASC 842”) using the modified retrospective method and did not restate the comparable periods.  The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

Impairment of long-lived assets with definite lives

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2017, 2018 and 2019.

Impairment of goodwill and indefinite-lived intangible assets

The Company performs a qualitative analysis that includes reviewing the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable at least annually.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. After a qualitative analysis indicates an impairment test is needed, the Company completes a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

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

The Company performed the annual impairment tests on December 31 of each year. Based on the Company’s assessment, the Company recorded no goodwill impairment losses during the years ended December 31, 2017, 2018 and 2019, respectively. In addition, the Company recorded $291,817, nil and nil impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2017, 2018 and 2019, respectively.

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

Commodities brokerage business

During the second quarter of 2017, new commodities trading was suspended by most of precious metal exchange in China. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, the Company stopped providing commodities brokerage business in 2017.

During 2013 to 2017, the Company derives commission income, carrying charges and trading revenues from its commodities brokerage services. The Company acted as an agent.

Commission income is recognized on a trade basis based on their customers’ trading volumes. The commission earned is fixed no matter how the client’s open positions are ultimately settled. Additionally, the Company charges carrying charges to its customers. The commissions and carrying charges are presented in net revenues in the statement of comprehensive income.

Amounts are settled with the Exchange by both the Company and the customers and the exchange then settles with any counterparty. The exchange offsets the Company’s gains and losses and amounts receivable and amounts payable from the exchange are presented net on the consolidated balance sheets as the Company and the exchange settle net.

Trading gains, net include brokerage fees and margins generated from derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Company acts as market maker in the purchase and sale of commodities derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases, particularly the commodities brokerage business, even longer periods (during which fair value may fluctuate). Therefore, trading gains, net includes activities from the Company’s operations of a proprietary commodity trades. Net trading gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value.

Unrealized gains/losses on open positions are marked to market at each period end and may present trading gains and losses which comprise both realized and unrealized gains and losses, on a net basis in the statement of comprehensive income. The open transactions may lead to receivables and/or payables for open transaction which are recorded on the consolidated balance sheets.

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Years ended December 31,
	2018	2019
Commodities trading gain (loss)	$(9,864)	$—
Commission income	59,824	—
Carrying charges	—	—
	$49,960	$—

Revenue recognition - continued

Hong Kong Brokerage services

The Company also derives commission from its brokerage services provided by the subsidiaries, Rifa Securities and Rifa Futures which buy or sell securities and future contracts on their customers’ behalf. The Company acts as an agent with their customers for these transactions. The commission income is recognized on a trade date basis as transactions occur.

Financial information and advisory services

The Company derives revenue from subscription fees from subscribers to their financial data, information services and investment advisory. The Company recognizes revenues when all of the following criteria are met: (1) a contract is identified, (2) the performance obligations in the contract are identified, (3) the transaction price is determined, (4) the transaction price is allocated to the performance obligations in the contract, and (5) performance obligation is satisfied. Upon receipt of the upfront cash payments from the subscriber, the Company will activate the subscriber’s account and provide the subscriber the access code. This will commence a certain subscription period according to the customer demand and the full payment will be deferred and recognized ratably over the subscription period. The Company recognizes revenue ratably over the life of the arrangement. Estimated refund of subscription fees is recorded as deduction of revenue and deferred revenue.

The Company also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers interests on fixed rates for facilitating loan transactions, and the revenues are recognized upon completion of the services.

Advertising revenue

The Company derives its advertising fees from advertising sales on their website for a fixed period of time, generally less than one year. The Company acts as a principal and revenues from advertising arrangements are recognized ratably over the period the advertising is displayed.

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

Revenue is recorded net of business taxes when incurred. The Company is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2017, 2018, and 2019 business taxes and related surcharges totaled $262,117, $349,270 and $310,257, respectively.

The Company’s certain PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to VAT at a rate of 17% before May 1, 2018, 16% between May 1, 2018 and April 1, 2019, and 13% after April 1, 2019 on subscription-based revenue. VAT payable on subscription-based revenue is computed net of VAT paid on purchases. In respect of subscription-based revenue, however, if the net amount of VAT payable exceeds 3% of subscription-based revenue, the excess portion of value added tax can be refunded immediately.

The Company therefore is subject to an effective net VAT burden of 3% from subscription-based revenue and records VAT on a net basis. Net amount of value added tax is recorded either in the line item of other current liabilities or prepaid expenses and other current assets on the face of consolidated balance sheet.

Subscription-based revenue includes the benefit of the refund of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2017, 2018 and 2019, the Company recognized $348,165, $189,335 and $96,709, respectively, in VAT refunds.

Government subsidies

The Company records government subsidies when granted by local government authority and are not subject to future return. The government subsidies include research & development subsidy, business tax refund, innovation fund and high-tech company subsidy. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Deferred revenue

Payments received in advance of for our financial information and advisory service, advertising service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met.

Equity investment without readily determinable fair value (previously known as cost method investment)

Equity investments without readily determinable fair value are accounted for under the measurement alternative method of accounting. These investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. No dividends were paid to us in history.

Equity method investment

Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss. The Company will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other than-temporary.

Also, noncontrolling interests of the Company are reported as a component of equity, separate from the parent company’s equity. Results of operations attributable to the non-controlling interest are included in the Company’s consolidated statements of comprehensive loss.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC, Hong

Kong and British Virgin Islands are maintained in their local currencies, the Renminbi (“RMB”), Hong Kong Dollars (“HK$”), and U.S. Dollars (“US$”), respectively, which are also the functional currencies of these entities.

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

The Company’s entities with functional currency of RMB and HK$ translate their operating results and financial position into the US$, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Translations of amounts from RMB and HK$ into U.S. dollars were made at the following exchange rates for the respective dates and periods:

	At December 31,
	2017	2018	2019
Consolidated balance sheets:
RMB to $1.00	6.5342	6.8632	6.9762
HKD to $1.00	7.8170	7.8329	7.7877

Consolidated statements of operations and comprehensive income:
RMB to $1.00	6.7518	6.6174	6.8985
HKD to $1.00	7.7930	7.8380	7.8346

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $15,237,326, $4,271,342 and $1,241,702 at December 31, 2017, 2018 and 2019 which were denominated in RMB.

Product development expenses

Costs of product development, including investment in data capability, are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Company essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $1,014,481, $540,574 and $87,629 for the years ended December 31, 2017, 2018 and 2019, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $13,976,505, $11,110,741 and $7,836,793 for the years ended December 31, 2017, 2018 and 2019.

Income taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable values.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Comprehensive loss

Comprehensive loss includes net loss, unrealized gain (loss) on short-term investments and foreign currency translation adjustments. Beginning in January 1, 2012, the Company presents the components of net income, the components of other comprehensive income and total comprehensive income a single continuous consolidated statement of comprehensive income.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method for performance based awards or graded vesting attribution method for service based awards, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.

Net loss per share

Basic net loss per share attributable to China Finance Online Co. Limited is computed by dividing net loss attributable to China Finance Online Co. Limited by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share attributable to China Finance Online Co. Limited reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options and nonvested shares is computed using treasury stock method.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, loan receivable and accounts receivable. The Company places its cash and cash equivalents, restricted cash, short-term investments in major financial institutions located in PRC and Hong Kong, which management considers to be of high credit quality.

The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security from its customers except for the accounts receivable-margin clients which represents the margin loan to customers for securities purchase. The accounts receivable-margin client was collateralized by the securities the margin client purchased. The Company manages its credit risk by collecting up-front fee from its customers and billing at regular intervals during the contract period. The Company assesses the adequacy of allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2018		2019
	Amount	%	Amount	%
A	*	*	$5,262,041	20.4%

*Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Company’s revenues during 2017, 2018, or 2019.

Accounting pronouncements adopted during the year ended December 31, 2019

In June 2018, the FASB issued ASU 2018-07, which simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Some of the areas for simplification apply only to nonpublic entities. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We do not plan to early adopt this ASU. Effective January 1, 2019, the Company adopted ASU 2018-07, which did not have a material impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of the ASU 2018-02 did not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of the ASU 2017-11 did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Effective January 1, 2019, the Company adopted ASU 2016-02. The original guidance required application on a modified retrospective basis with the earliest period presented. In August 2018, the FASB issued ASU 2018-11, Targeted Improvements to ASC 842, Leases, which included an option to not restate comparative periods in transition and elect to use the effective date of Accounting Standards Codification (“ASC”) 842 as the date of initial application of transition, which the Company elected. As a result of its adoption of ASC 842 as of January 1, 2019, the Company recorded operating lease right-of-use assets of $3,988,004 and lease liabilities of $3,690,085. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical lease classification. Additional information and disclosures required by this new standard are contained in Note 21.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The adoption of ASU 2017-09 did not have a material impact on our consolidated financial statements.

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

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). Under this new standard, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. ASU 2016-01 is effective beginning after December 15, 2017 including interim periods within those annual periods. Early adoption is permitted. The adoption of ASU 2016-01 did not have a material impact on our consolidated financial statements.

Accounting pronouncements not yet effective:

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves various financial instruments topics, including the CECL

Standard. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 4 and Issue 5 were effective upon issuance of ASU 2020-03. The amendments related to Issue 3, Issue 6 and Issue 7 were effective for the Company beginning on January 1, 2020. We are currently evaluating the impact of the adoption of ASU 2020-3 on our consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. If already adopted, the amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019 and the amendments of ASU 2017-12 are effective as of the beginning of the Company’s next annual reporting period; early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2019-04 on our consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. We currently evaluating the impact of adopting ASU 2018-17 on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on our consolidated financial statements.

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

3.	ACCOUNTS RECEIVABLE

	December 31,
	2018	2019
Accounts receivable-margin clients	$17,900,557	$14,605,104
Less: Allowance for doubtful accounts	(149,523)	(1,153,521)
Accounts receivable- margin clients, net	$17,751,034	$13,451,583
Accounts receivable-others	7,105,317	12,616,609
Less: Allowance for doubtful accounts	(3,407)	(234,439)
Accounts receivable-others, net	$7,101,910	$12,382,170

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in Rifa Securities, which is pledged by the customer’s purchased securities.

Accounts receivable-others represent the receivables derived in Hong Kong brokerage service and other ordinary business without any collateral or other security from its customers.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2018	2019
Prepayment of advertising fees	$18,944	$10,105
Advances to suppliers	1,125,187	1,018,164
VAT refund receivable	308,532	222,847
Interest receivable	44,726	24,908
Prepayment of office rental	81,239	47,845
Advances to employees	418,271	397,885
Advances to consulting service fees	17,773	153,444
Consideration receivable	77,300	77,749
Other current assets	317,323	459,994
	$2,409,295	$2,412,941

5.	SHORT-TERM INVESTMENTS

As of December 31, 2018 and 2019, the Company’s short-term investment consisted of available-for-sale securities with maturities of one year or less.

The Company measured the available-for-sale securities at the fair value shown by the financial institution which the Company believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2018 and 2019, respectively:

	December 31,
	2018	2019
Beginning balance	$532,912	$—
Purchases	8,995,273	10,091,454
Redemption	(9,437,363)	(8,956,178)
Realized gain(loss)	(72,755)	11,743
Exchange difference	(18,067)	(263)
Ending balance	$—	$1,146,756

As of the year ended December 31, 2019, the unrealized gain related to the ending balance of short-term investments available-for-sale was $1,000.

The following table provides additional information on the realized gains of the sale of available-for-sale short-term investments as of December 31, 2018 and 2019, respectively. For purposes of determining gross realized gains, the cost of short-term investments sold is based on specific identification.

	Year ended December 31, 2019
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale short-term investments	$(8,956,178)	$10,091,454	$11,743	$(263)
Total	$(8,956,178)	$10,091,454	$11,743	$(263)

	Year ended December 31, 2018
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale short-term investments	$(9,437,363)	$8,995,273	$(72,755)	$(18,067)
Total	$(9,437,363)	$8,995,273	$(72,755)	$(18,067)

The fair value of available-for-sale short-term investments as disclosed is further discussed in Note 6.

6.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Company’s available-for-sale short-term investments as measured as disclosed are determined based on the discounted cash flow method. The following table summarizes the Company’s financial assets measured or disclosed at fair value on a recurring basis.

		Fair value disclosure or measurement at
		December 31, 2019 using
	Fair value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:	$9,599,824	$9,599,824
Fair value measurement
Short-term investments:
Available-for-sale short-term investments	$1,146,756		$1,146,756
Total assets measured at fair value	$1,146,756		$1,146,756

Fair value disclosure or measurement at
December 31, 2018 using
	Fair value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:
Cash and cash equivalents	$12,493,135	$12,493,135
Fair value measurement
Short-term investments:
Available-for-sale short-term investments	—		—
Total assets measured at fair value	—		—

The Company’s available-for-sale short-term investments as of December 31, 2019 mainly consists of wealth management products purchased from banks. The Company values these wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. The following table presents changes of available-for-sale short-term investments measured on a recurring basis for the twelve-month period ended December 31, 2018 and 2019, respectively:

	December 31,
	2018	2019
Beginning balance	$532,912	$—
Purchases	8,995,273	10,091,454
Redemption	(9,437,363)	(8,956,178)
Realized gain (loss)	(72,755)	11,743
Exchange difference	(18,067)	(263)
Ending balance	$—	$1,146,756

Fair value disclosed or measured on a nonrecurring basis

The Company's goodwill and intangible assets are primarily acquired through business acquisitions. The fair value for goodwill and acquired intangibles assets measured at fair value on a nonrecurring basis was categorized as Level 3 due to the use of significant unobservable inputs in the valuation. The Company used the discounted cash flow method under the income approach to measure the fair value of goodwill and acquired intangible assets. Significant unobservable inputs that were used included expected revenues, net income related to the assets, expected cash flows, and the expected life of the assets. The Company recognized impairment loss related to intangible assets of $291,817, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. There was no impairment loss related to goodwill for the years ended December 31, 2017, 2018 and 2019.

	Fair value at December 31, 2018	Total losses in the year ended December 31, 2018	Fair value at December 31, 2019	Total losses in the year ended December 31, 2019
Non-Recurring
Goodwill	107,791	—	108,416	—
Intangible Assets	85,154	—	74,477	—

The goodwill impairment test is further discussed in Note 2.

7.	EQUITY INVESTMENTS WITHOUT READILY DETERMINABLE FAIR VALUE (PREVIOUSLY KNOWN AS COST METHOD INVESTMENT)

As of December 31, 2018, and 2019, we had investments in four private companies without a readily determinable fair value. We owned not more than 10% of the total investment in each such company. Under ASU 2016-01, we elected to measure these equity investments using the measurement alternative, which requires that these investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. For the years ended December 31, 2018 and 2019, these investments were not impaired and there were no observable price changes. As a result, the balance shown below as of December 31, 2018 and 2019 represents the cost of the investments adjusted for exchange rate differences. As of December 31, 2018 and 2019, our equity investments without readily determinable fair value were as follows:

	December 31,
	2018	2019
Beginning balance	$1,714,058	$1,631,892
Acquisitions	—	—
Observable price changes	—	—
Exchange difference	(82,166)	(26,433)
Ending balance	$1,631,892	$1,605,459

There was no impairment of the Company’s cost method investment for the year ended December 31, 2018 and 2019.

8.	EQUITY METHOD INVESTMENT

In June 2015, the Company paid $307,996 to acquire 20% of an investee’s the equity interest. In December 2015, the Company entered a contractual arrangement with a third party to transfer its 15% equity interests in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”), which was previously owned 55% equity interests by the Company. The remaining 40% equity interests in CFO Aishang was recorded as equity method investment at the disposal date, as the Company lost control over CFO Aishang. The fair value of the retained noncontrolling investment of $985,586 was recognized in the consolidated balance sheets, based on the valuation performed by a third party.

The Company recognized a gain from equity method investment of $470 and $391 in the consolidated statement of comprehensive income for the year ended December 31, 2018 and 2019, respectively. The carrying balance of equity method investment was $778,721 and $ 766,583 as of December 31, 2018 and 2019, respectively.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2018 and 2019, respectively:

	December 31,
	2018	2019
Beginning balance	$817,223	$778,721
Equity method investment income	470	391
Consideration Received on Disposal	—	—
Exchange difference	(38,972)	(12,529)
Ending balance	$778,721	$766,583

9.	DECONSOLIDATION

In the first quarter of 2017, the Company fully disposed Shanghai Stockstar Asset Management Co., Ltd. ("Stockstar Asset Management") which was previously owned 100% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $1,451,723 and all the consideration was received in 2017. The Company recorded a gain on the interest sold and the retained noncontrolling investment of $1,080 in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.

Furthermore, the Company deregistered four affiliates, which were all previously owned 59.83% equity interest by the Company. The Company recorded a loss on the interest sold and the retained noncontrolling investment of $738,397 in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.

In the second quarter of 2017, the Company fully disposed Zhengjin (Qingdao) Wisdom Trading Co., Ltd. ("CFO Zhengjin Qingdao") which was previously owned 59.83% equity interests by the Company. Pursuant to the arrangement, the total cash consideration was $159,907 and all the consideration was received in 2017. The Company recorded a loss on the interest sold and the retained noncontrolling investment of $1,259,044 in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2017.

In 2018, the Company deregistered seven affiliates, of which five were previously owned 59.83% equity interest by the Company and two were fully owned by the Company. The Company recorded a loss on the interest sold and the retained noncontrolling investment of $1,186,852 in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2018.

In 2019, the Company deregistered two affiliates, of which one was previously owned 59.83% equity interest by the Company and one was fully owned by the Company. The Company recorded a loss on the interest sold and the retained noncontrolling investment of $299,645 in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019.

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

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2018	2019
Technology infrastructure	$10,730,756	$9,857,786
Computer equipment	1,886,170	1,778,945
Furniture, fixtures and equipment	3,383,846	4,206,010
Motor vehicle	1,033,864	1,017,117
Leasehold improvements	4,219,050	3,577,145
	21,253,686	20,437,003
Less: accumulated depreciation	(16,794,352)	(16,165,270)
	$4,459,334	$4,271,733

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 were $2,093,993, $1,686,588 and $1,203,235, respectively.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2018 and 2019 were as follows:

	December, 31
	2018				2019
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
PIBA license	111,070	(25,916)	—	85,154	111,715	(37,238)	—	74,477
	111,070	(25,916)	—	85,154	111,715	(37,238)	—	74,477

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were $11,165, $11,112 and $11,119, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $11,172, $11,172, $11,172, $11,172 and $29,789 for 2020, 2021, 2022, 2023, 2024 and thereafter, respectively.

  During 2017, the Company recorded an impairment loss on its intangible assets in the amount of $291,817 associated with the acquired commodities trading right. The Company recorded no impairment loss on its intangible assets associated with the acquired commodities trading right in 2018 and 2019.

12.	GOODWILL

Changes in goodwill for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Commodities brokerage	Investment advisory services	Institution subscription services	Hong Kong brokerage services	Total
Balance as of December 31, 2017	$—	$—	$—	$108,010	$108,010
Exchange difference	—	—	—	(219)	(219)
Balance as of December 31, 2018	$—	$—	$—	$107,791	$107,791
Exchange difference	—	—	—	625	625
Balance as of December 31, 2019	$—	$—	$—	$108,416	$108,416

The goodwill related to the acquisition of Rifa Wealth Management was allocated to Hong Kong brokerage services reporting unit, which was acquired on September 13, 2016.

The Company performed the annual impairment tests on December 31 of each year. Based on the Company’s assessment, the Company recorded no goodwill impairment losses during the years ended December 31, 2018 and 2019.

13.	ACCOUNTS PAYABLE

Accounts payable consist of:

	December 31,
	2018	2019
Amount due to customers of Hong Kong brokerage business	$2,748,745	$6,552,742
Amount due to sales agents	114,408	112,555
Others	84,053	75,884
	$2,947,206	$6,741,181

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2018	2019
Accrued bonus	$1,889,145	$1,063,891
Accrued professional service fees	450,015	558,752
Withholding individual income tax-option exercise	36,696	215,945
Value added taxes and other taxes payable	(20,502)	375,548
Accrued raw data cost	470,664	651,633
Accrued bandwidth cost	180,151	(24,970)
Accrued welfare benefits	69,306	64,167
Deposit payable (i)	1,384,194	—
Funds received from third party investors (ii)	4,468,798	9,415,798
Accrued sales service fees	272,849	81,623
Others	2,526,919	5,017,526
	$11,728,235	$17,419,913

In November 2018, China Finance Online entered into a Share Transfer Agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares (“Sale Shares”), or 20% of Rifa Financial Holdings Limited (“Rifa  Financial”) for HK$73.8 million (or approximately US$9.4 million) (the “Purchase Price”).

(i)

Pursuant to the Share Transfer Agreement, the Buyer provided a refundable deposit to the Company of $1.4 million. The refundable deposit was not considered part of the Purchase Price. The deposit was refundable to the Buyer upon the Share Transfer approval by Securities and Futures Commission of Hong Kong (“SFC”), which was one of the prerequisites for the transaction. The Share Transfer was approved during 2018 and the Company refunded the deposit to the Buyer during 2019.

(ii)

Pursuant to the Share Transfer Agreement, the completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures Commission of Hong Kong. As of December 31, 2019, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2019. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019.  Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price (funds received) to the Buyer.

15.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2019, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $3,068,213, $2,240,512 and $1,113,828 for 2017, 2018, and 2019, respectively.

2004 Stock incentive plan

In January 2004, the Company adopted the 2004 stock incentive plan (the “2004 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company. We amended the 2004 Plan in September 2004, August 2006, June 2009 and June 2010. The total number of ordinary shares authorized under the 2004 Plan was 30,688,488, and all of these authorized ordinary shares were granted to directors, officers, employees and non-employees as of December 31, 2014.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2017		2018		2019
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	16,180,260	$0.53	13,677,960	$0.46	13,202,200	$0.43
Exercised	(107,200)	0.25	(2,400)	0.25	(20,000)	0.25
Forfeited	(2,395,100)	0.98	(473,360)	1.16	(22,000)	1.43
Outstanding at end of year	13,677,960	$0.46	13,202,200	$0.43	13,160,200	$0.43
Shares exercisable at end of year	13,677,960	$0.46	13,202,200	$0.43	13,160,200	$0.43

The following table summarizes information with respect to stock options outstanding at December 31, 2019:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2019	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2019
$1.43	2,012,500				2,012,500
$0.25	11,147,700				11,147,700

	13,160,200	3.01	$0.43	$—	13,160,200	$0.43	$—

Summary of stock options to employees and non-employees - continued

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was $30,659, nil, and nil, respectively. The total fair value of shares vested during the year ended December 31, 2017, 2018 and 2019 were nil, nil and nil, respectively. As of December 31, 2016, all share-based compensation expenses relating to the stock options under the 2004 Plan were recognized.

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

As of December 31, 2015, the granted shares were activated and vested based on the Company’s achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2007 Plan were recognized.

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

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 20,000,000 as of December 31, 2019. As of December 31, 2019, 1,039,900 shares were available for future grant of awards.

Options to employees

During 2017 and 2018, the Company granted totaling 2,490,000 and 280,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years. There was no grant in 2019.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2017	2018	2019
Weighted average risk free rate of return	1.88% - 2.13%	2.52%	—
Weighted average expected option life	7.36 – 7.38 years	7.34 years	—
Expected volatility rate	73.31% - 74.76%	76.44%	—
Dividend yield	—	—	—

(1)	Expected volatility

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

Options to non-employees

During 2014 and 2017, the Company granted 30,000 and 200,000 options under the 2014 Plan to a consultant. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over 3 years. There were no grants in 2019.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2017		2018		2019
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	1,105,000	$0.87	3,755,000	$0.49	3,675,000	$0.48
Granted	2,690,000	0.34	280,000	0.43	—	—
Exercised	—	—	—	—	—	—
Forfeited	(40,000)	0.89	(360,000)	0.62	(200,000)	0.72
Outstanding at end of year	3,755,000	$0.49	3,675,000	$0.48	3,475,000	$0.46
Shares exercisable at end of year	1,045,800	$0.88	1,877,000	$0.59	2,529,000	$0.49

The following table summarizes information with respect to stock options outstanding at December 31, 2019:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2019	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2019
$0.878	585,000				585,000
$0.920	40,000				40,000
$1.032	—				—
$1.038	—				—
$0.870	120,000				120,000
$0.302	880,000				668,800
$0.348	1,640,000				1,115,200
$0.434	210,000				—
	3,475,000	5.38	$0.46	—	2,529,000	$0.49	—

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2017 and 2018 was $0.24 and $0.32, respectively. The total intrinsic value of options exercised were nil during the years ended December 31, 2017, 2018 and 2019. The total fair value of shares vested during the year ended December 31, 2017, 2018 and 2019 was $174,360, $646,612 and $445,888, respectively. There were no grants in 2019.

The Company recognized share-based compensation expenses of $115,428, $360,884 and $177,414 for stock option under 2014 Plan in the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, there were $57,187 unrecognized share-based compensation expenses relating to the stock options under 2014 Plan, which are expected to be recognized over a weighted average period of 0.9 year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company’s requisite service period stated in the 2014 Plan, all the 1,780,000 shares were vested, of which 750,885 shares were issued as of December 31, 2019. The fair value of restricted shares was $0.878, which was the fair market value of the Company’s shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards became activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the “Vesting Term”), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company’s shares at the date of grant. As of December 31, 2019, 2,414,500 granted shares were activated, all of which were vested based on the participant’s achievement of performance target and the Company’s requisite service period stated. Furthermore, 773,685 shares were issued as of December 31, 2019.

On November 8, 2016, the Company granted 200,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years. As of December 31, 2019, all of 200,000 shares were vested, and no share was issued as of December 31, 2019.

On July 12, 2017, the Company granted 150,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 2.5 years. As of December 31, 2019, 138,000 shares were vested, and 77,975 shares were issued as of December 31, 2019.

On December 28, 2018, the Company granted 1,900,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 3 years. As of December 31, 2019, 684,000 shares were vested, and no share was issued as of December 31, 2019.

On December 3, 2019, the Company granted 8,000,000 restricted shares under the 2014 Plan to selected employees. The vesting of the restricted shares is subject to rendering service to the Company for 2 years. As of December 31, 2019, no share was vested, and no share was issued as of December 31, 2019.

The Company recognized share-based compensation expenses of $682,424, $497,531 and $239,590 relating to the restricted shares granted to employees in 2017, 2018 and 2019, respectively. As of December 31, 2019, there were $926,212 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 1.93 years.

Restricted shares to non-employees

During 2014, the Company granted 1,150,000 restricted shares under the 2014 Plan to consultants. The fair value of the restricted shares was remeasured as of the end of each reporting period until the services of these non-employees are completed under the service contracts. These restricted shares vest over two years except 50,000 restricted shares granted to one consultant which vest over three years. The Company recognized share-based compensation expenses of $(15,657), nil and nil relating to the restricted shares granted to non-employees in 2017, 2018 and 2019. As of December 31, 2019, there were no unrecognized share-based compensation expenses relating to the restricted shares granted to non-employees.

Restricted shares of Shanghai Shangtong Co., Ltd. (“CFO Shangtong”), Fortune Zhengjin and CFO Tahoe

On July 1, 2014, CFO Shangtong and Fortune Zhengjin, two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares was $28,965 and $2,464,455, which equal to the fair value of the CFO Shangtong and Fortune Zhengjin’s 10% net assets at the effective date of the agreement, respectively.

On July 1, 2015, Fortune Zhengjin entered into an additional arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 8% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares was $4,681,533, which equal to the fair value of Fortune Zhengjin’s 8% net assets at the effective date of the agreement. CFO Tahoe also entered an arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. The fair value of restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares was $1,141,124, which equal to the fair value of CFO Tahoe’s 1.95% net assets at the effective date of the agreement.

On May 31, 2016, Fortune Zhengjin entered into another arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 5.35% restricted shares of Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. The fair value of restricted shares was $2,460,213, which equal to the fair value of Fortune Zhengjin’s 5.35% net assets at the effective date of the agreement.

There were $3,223, $2,056,931 and $225,864 share-based compensation expenses recorded in 2017 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $1,769, $1,240,579 and $139,749 share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $522, $625,978 and $70,324 share-based compensation expenses recorded in 2019 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2019, there were nil and $274,776 and $21,077 unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 0.6 years.

16.	INCOME TAXES

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

PRC

The Company’s PRC entities are subject to 25% PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws, except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2019 is as follows:

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

CFO Chongzhi and CFO Shangtong filed their EIT by adopting the “deemed-profit method”. In 2015, Zhengjin (Jiangsu) Precious Metals Co., Ltd. also adopted this method. In 2016, CFO Qingdao Zhida adopted this method. Under this method, the qualifying entities filed their income tax by calculating as 2.5% of the gross revenues. This method is subject to be reevaluated by the local tax authority in the future.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that currently the legal entities organized outside of the PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

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

Aggregate deficits of the Company’s subsidiaries located in the PRC were approximately $46.9 million at December 31, 2019. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

There were no aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that is available for distribution to the Company at December 31, 2019. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax expense was as follows:

	December 31,
	2017	2018	2019
Current	$(578,367)	$(169,033)	$(144,087)
Deferred	253,951	116,254	(72,770)
Total	$(324,416)	$(52,779)	$(216,857)

The principal components of deferred income taxes were as follows:

	December 31,
	2018	2019
Deferred tax assets:
Deferred revenue	$1,220,370	$1,307,149
Accrued expenses and other liabilities	246,452	73,693
Net operating loss carrying forwards	26,418,044	27,126,541
	27,884,866	28,507,383
Less: valuation allowance	(26,412,260)	(27,126,541)
Total deferred tax assets	$1,472,606	$1,380,842
Deferred tax liabilities:
Account receivable and other assets	(14,632)	(1,922)
Intangible assets	(14,050)	(12,289)
Total deferred tax liabilities	$(28,682)	$(14,211)

A valuation allowance of $26,412,260 and $27,126,541 was established as of December 31, 2018 and 2019, respectively, for the entities that have incurred losses because the Company believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2019, operating loss carry forwards includes approximately $93.2 million which will expire by 2024, and $25.0 million which will carry forward indefinitely.

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2017	2018	2019
Loss before tax	$(42,064,021)	$(22,417,716)	$(12,526,891)
Income tax benefits calculated at 25%	(10,516,005)	(5,604,429)	(3,131,723)
Effect of PRC preferential tax rates and tax holiday	2,678,633	11,750	(49,582)
Effect of income tax rate difference in other jurisdictions	(267,503)	(652,330)	71,057
Non-deductible expenses	7,650,137	2,014,345	886,418
Non-taxable income	(8,934,794)	(929,875)	(353,790)
Change in valuation allowance	8,505,113	1,612,806	714,281
Expiration of NOL	1,208,835	3,600,512	2,080,196
Income tax expense	$324,416	$52,779	$216,857

During the years ended December 31, 2017, 2018 and 2019, if the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of $8,123, nil and $5,545, respectively. There was no significant impact of the tax holidays on basic net loss per ordinary share for the year ended December 31, 2017, 2018 and 2019, respectively.

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2019.

In accordance with relevant PRC tax administration laws, tax years from 2014 to 2019 of the Company’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2019, at the tax authority’s discretion.

17.	AMERICAN DEPOSITARY SHARES (“ADS”) PLAN

In September 2015, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2019, 1,083,955 shares were available for future exercise of options and vesting of granted shares.

In April 2019, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2019, 4,000,000 shares were available for future exercise of options and vesting of granted shares.

18.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2017	2018	2019
Net loss attributable to China Finance Online Co. Limited	$(36,736,553)	$(19,950,120)	$(11,262,821)
Weighted average ordinary shares outstanding used in computing basic net loss per share	113,601,949	113,883,030	114,687,282
Plus: Incremental shares from assumed conversions of stock options, restricted shares and nonvested shares	—	—	—
Weighted average ordinary shares outstanding used in computing diluted net loss per share	113,601,949	113,883,030	114,687,282
Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.32)	$(0.18)	$(0.10)
- diluted	$(0.32)	$(0.18)	$(0.10)

For the year ended December 31, 2018, 4,094,656 options, 5,637,453 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Company was in the loss position. For the year ended December 31, 2019, 98,901 options, 5,316,935 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Company was in the loss position.

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $4,768,614, $4,000,211 and $2,708,316 for the years ended December 31, 2017, 2018 and 2019, respectively.

20.	NONCONTROLLING INTERESTS

	Commodities brokerage Services	Investment Advisory services	Institution Subscription services	Rifa Financial Holdings Brokerage services	Other	Total
Balance as of January 1, 2017	$(4,524,931)	$—	$—	$155,057	—	$(4,369,874)
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	809,692	—	—	—	—	809,692
Share-based compensation (Note 15)	876,995	—	—	—	—	876,995
Net income (loss)	(6,388,746)	—	—	736,862	—	(5,651,884)
Balance as of December 31, 2017	$(9,226,990)	$—	$—	$891,919	—	$(8,335,071)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	1,216,007	—	—	—	—	1,216,007
Share-based compensation (Note 15)	529,600	—	—	—	—	529,600
Net income (loss)	(3,249,840)	—	—	729,465	—	(2,520,375)
Balance as of December 31, 2018	$(10,731,223)	$—	$—	$1,621,384	—	$(9,109,839)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	295,830	—	—	—	—	295,830
Share-based compensation (Note 15)	267,076	—	—	—	—	267,076
Net income (loss)	(1,704,695)	—	—	223,768	—	(1,480,927)
Balance as of December 31, 2019	$(11,873,012)	$—	$—	$1,845,152	—	$(10,027,860)
In November 2018, China Finance Online entered into a Share Transfer Agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares (“Sale Shares”), or 20% of Rifa Financial Holdings Limited (“Rifa  Financial”) for HK$73.8 million (or approximately US$9.4 million) (the “Purchase Price”).

Pursuant to the Share Transfer Agreement, the Buyer provided a refundable deposit to the Company of $1.4 million. The refundable deposit was not considered part of the Purchase Price. The deposit was refundable to the Buyer upon the Share Transfer approval by Securities and Futures Commission of Hong Kong (“SFC”). The Share Transfer was approved during 2018 and the Company refunded the deposit to the Buyer during 2019.

Pursuant to the Share Transfer Agreement, the completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures Commission of Hong Kong. As of December 31, 2019, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2019. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019.

Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price to the Buyer .

21.	LEASES AND CONTINGENCIES

Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to certain office premises under non-cancelable leases. Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 4,200 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 540 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 760 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 110 square meters. Our subsidiaries and affiliates that locate in Shandong province lease approximately 275 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. As of December 31, 2019, the Company had no long-term leases that were classified as a financing lease.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at the Company’s sole discretion; therefore, the majority of renewals to extend the lease terms are not included in the Company’s right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options, and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

Lease costs were as follows:

Year Ended December 31, 2019
Operating lease cost (i)	$2,832,968
Total lease cost	2,832,968

(i) Excluding cost of short-term contracts. Short-term lease costs for year ended December 31, 2019 were $261,136.

Supplemental cash flow information related to operating leases for the year ended December 31, 2019 is as follows:

December 31, 2019
Operating cash payment for operating leases	$2,606,034
Weighted average remaining lease term on operating leases	1.20 years
Weighted average discount rate on operating leases	4.95%

Future operating leases payments were as follows:

Year ending
2020	$2,350,404
2021	1,101,102
2022	377,082
2023	48,647
Total lease payments	3,877,235
Less: interest	(187,150)
Present value of lease payments	$3,690,085

Legal Proceedings

On June 2, 2019, one of our subsidiaries, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. and its Beijing Consulting Branch Company were sued by Lin Zhang, a PRC citizen in a lawsuit filed in Xicheng District People’s Court in Beijing, PRC (the “Court”) claiming that his/her trading activities in the trading system of Haixi Commodity Trading are invalidated and the defendants shall return the transaction amount in the aggregate of RMB2,729,996, approximately $391,000. The defendants filed an application for objection to jurisdiction to the Court on October 24, 2019. The Court then issued a civil ruling No. 22769 of Beijing 0102 Minchu (2019) on May 6, 2020, and transferred the case to the Gulou District People's Court in Fuzhou City, Fujian Province, PRC for trial. This case remains in its preliminary stage. We intend to defend the actions vigorously. If the final ruling is against us, it may result in adverse effect on our financial position, results of operations or cash flows.

On November 29, 2018, our Company, our CEO and one of the editors of our Company were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, County of New York (the “Court”) by Khan Funds Management America and Xuefeng Dai for defamation and libel and other claims. Specifically, the plaintiffs alleged that certain report with respect to a China-based investment company of Xuefeng Dai that was edited by Zhenjiang Zhang and published on the website of the Company has caused, and continues to cause, irreparable harm to plaintiffs professional and personal reputations. The plaintiffs sought damages in an amount exceeding $500 million. On July 24, 2019, the Company filed a motion to dismiss the case. On August 16, 2019, the plaintiffs submitted to Court the notice of discontinuance without prejudice.

22.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company has three operating segments (1) commodities brokerage services, (2) online financial information and advisory service, and other related services in PRC, (3) Hong Kong brokerage services. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer has been identified as the chief operating decision makers. The Company’s chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Company evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Company’s operating segments:

For the year ended December 31, 2019

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$—	$26,323,194	$15,802,418	$42,125,612
Less: intersegment sales	—	(6,603,751)	(3,071)	(6,606,822)
Net revenues from external customer	—	19,719,443	15,799,347	35,518,790
Cost of revenues	—	5,348,329	7,839,764	13,188,093
Less: intersegment cost of revenues	—	(213,958)	—	(213,958)
Cost of revenues after elimination	—	5,134,371	7,839,764	12,974,135
Operating expenses:
General and administrative	1,428,075	5,200,622	5,616,870	12,245,567
Product development	7,677	15,502,285	24,011	15,533,973
Sales and marketing	234,661	9,751,017	3,380,644	13,366,322
Total segments operating expenses	1,670,413	30,453,924	9,021,525	41,145,862
Less: intersegment operating expenses	—	(6,389,793)	(61,860)	(6,451,653)
Total operating expenses	1,670,413	24,064,131	8,959,665	34,694,209
Income (loss) from operations	$(1,670,413)	$(9,479,059)	$(1,000,082)	$(12,149,554)
Total segments assets	12,200,897	157,264,579	89,864,646	259,330,122
Less: intersegment asset.	(11,703,363)	(138,083,606)	(20,378,627)	(170,165,596)
Total assets	$497,534	$19,180,973	$69,486,019	$89,164,526

For the year ended December 31, 2018

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$49,960	$34,498,830	$22,440,556	$56,989,346
Less: intersegment sales	—	(11,414,814)	(96,606)	(11,511,420)
Net revenues from external customer	49,960	23,084,016	22,343,950	45,477,926
Cost of revenues	2,813	6,249,529	11,212,825	17,465,167
Less: intersegment cost of revenues	—	(623,252)	—	(623,252)
Cost of revenues after elimination	2,813	5,626,277	11,212,825	16,841,915
Operating expenses:
General and administrative	3,174,478	7,022,338	4,200,746	14,397,562
Product development	277,353	24,394,373	44,295	24,716,021
Sales and marketing	929,411	17,574,405	3,656,372	22,160,188
Total segments operating expenses	4,381,242	48,991,116	7,901,413	61,273,771
Less: intersegment operating expenses	—	(10,791,561)	(238,109)	(11,029,670)
Total operating expenses	4,381,242	38,199,555	7,663,304	50,244,101
Income (loss) from operations	$(4,334,095)	$(20,741,816)	$3,467,821	$(21,608,090)
Total segments assets	13,201,206	156,883,869	76,292,657	246,377,732
Less: intersegment asset.	(12,624,577)	(133,070,873)	(19,992,932)	(165,688,382)
Total assets	$576,629	$23,812,996	$56,299,725	$80,689,350

For the year ended December 31, 2017

	Commodities brokerage services	Subscription services and other related services	Hong Kong brokerage services	Consolidated
Net revenues	$3,698,857	$23,984,993	$25,497,974	$53,181,824
Less: intersegment sales	(1,110,431)	(9,232,502)	(216,241)	(10,559,174)
Net revenues from external customer	2,588,426	14,752,491	25,281,733	42,622,650
Cost of revenues	(60,504)	7,453,185	14,540,997	21,933,678
Less: intersegment cost of revenues	—	—	—	—
Cost of revenues after elimination	(60,504)	7,453,185	14,540,997	21,933,678
Operating expenses:
General and administrative	4,511,167	7,565,268	3,930,479	16,006,914
Product development	1,776,007	23,502,362	—	25,278,369
Sales and marketing	11,115,488	16,830,525	2,933,763	30,879,776
Loss from impairment of intangible assets	—	291,817	—	291,817
Total segments operating expenses	17,402,662	48,189,972	6,864,242	72,456,876
Less: intersegment operating expenses	(1,110,431)	(9,439,947)	(689,002)	(11,239,380)
Total operating expenses	16,292,231	38,750,025	6,175,240	61,217,496
Government subsidies	230,174	—	—	230,174
Income (loss) from operations	$(13,413,127)	$(31,450,719)	$4,565,496	$(40,298,350)
Total segments assets	21,569,350	187,122,375	89,004,771	297,696,496
Less: intersegment asset.	(13,995,983)	(149,214,015)	(19,882,645)	(183,092,643)
Total assets	$7,573,367	$37,908,360	$69,122,126	$114,603,853

Enterprise wide disclose

The Company derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2017	2018	2019
Commodities brokerage services revenues	$2,588,426	$49,960	$—
Financial information and advisory services revenues	10,271,822	14,891,267	10,674,164
Advertising revenues	3,588,499	7,312,947	8,310,150
Hong Kong brokerage services revenues	25,281,733	22,343,950	15,799,347
Others	892,170	879,802	735,129
Total revenue from external customers	$42,622,650	$45,477,926	$35,518,790

Substantially all of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC and Hong Kong.

As of December 31, 2017, 2018 and 2019, respectively, substantially all of long-lived assets of the Company are located in the PRC and Hong Kong.

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

PRC legal restrictions permit payments of dividends by the Company’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Company. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are to be made at the discretion of the board of directors of each of the Company’s subsidiaries.

These reserve funds can only be used for specific purposes and are not distributable as cash dividends.

The balance of the statutory reserves was $8,909,338 and $8,875,124 as of December 31, 2018 and 2019. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2019, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Company not available for distribution was $6,533,816. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

24.	SUBSEQUENT EVENT

i) On January 6, 2020, the Company effected a 10:1 ratio change of the Company’s ADS program from 1 ADS representing 5 ordinary shares of the Company to a new ratio of 1 ADS representing 50 ordinary shares of the Company.

ii) On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The outbreak of COVID-19, the coronavirus, has grown both in the United States and globally, and related government and private sector responsive actions have adversely affected the Company’s business operations. COVID-19 originated in Wuhan, China, in December 2019, and a series of emergency quarantine measures taken by the PRC government disrupted domestic business activities in the PRC during the weeks after the initial outbreak of COVID-19. Since that time, an increasing number of countries, including the United States, have imposed restrictions on travel to and from the PRC and elsewhere, as well as general movement restrictions, business closures and other measures imposed to slow the spread of COVID-19. The situation continues to develop rapidly, however, and it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the Company’s business operations and results. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time. The COVID-19 outbreak could evolve into a worldwide health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn and changes in global economic policy that could reduce demand for the Company’s products and services and have a material adverse impact on the Company’s business, operating results and financial condition.

Travel and other restrictions have limited access to the Company’s facilities and have resulted in delays by the Company in the preparation of its financial statements due to limited support from our staff, and by the

Company’s independent public accountant in the completion of the necessary audit procedures. This, in turn, has delayed the Company’s ability to complete its audit and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

During the COVID-19 pandemic in China, some institutional customers reduced, delayed or canceled their subscriptions for our services because of tighter budget, which adversely affects our revenues generated from financial information and advertising businesses.

Furthermore, the capital markets are experiencing pronounced volatility during the current global COVID-19 pandemic, which may adversely affect investor’s confidence and, in turn affect, our securities brokerage business in Hong Kong and our other businesses.

In addition, the COVID-19 pandemic has caused us to modify our business practices (such as employee travel plan and cancellation of physical participation in meetings, events, and conference), and we may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners.

As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition and demand for our services.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$2,375,055	$753,380
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	9,840,733	9,557,835
Prepaid expenses and other current assets	104,338	260,303
Total current assets	12,320,126	10,571,518
Investments in subsidiaries, VIEs and VIE’s subsidiaries	41,009,649	39,142,555
Total assets	$53,329,775	$49,714,073
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	4,793,891	9,936,508
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	13,090,208	14,621,679
Total current liabilities	$17,884,099	$24,558,187
Shareholders’ equity
Ordinary shares (118,098,018 and 122,098,018 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	57,001,017	57,006,534
Additional paid-in capital	36,079,122	36,925,874
Accumulated other comprehensive income	6,291,793	6,412,555
Retained deficits	(63,926,256)	(75,189,077)
Total shareholders’ equity	35,445,676	25,155,886
Total liabilities and shareholders’ equity	$53,329,775	$49,714,073

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2017	2018	2019
Cost of revenues	$84,717	$85,493	$87,105
Gross loss	(84,717)	(85,493)	(87,105)
Operating expenses:
General and administrative	1,122,440	1,069,590	1,111,665
Sales and marketing	181,073	17,526	—
Share-based compensation	782,196	858,415	417,004
Total operating expenses	2,085,709	1,945,531	1,528,669
Interest income	2,246	4,851	93
Equity in earnings (deficits) of subsidiaries, VIEs and VIE’s subsidiaries	(34,540,850)	(17,888,289)	(9,627,269)
Exchange loss, net	(2,785)	(10,608)	(19,871)
Other income (expense), net	(24,738)	(25,050)	—
Net income (loss)	$(36,736,553)	$(19,950,120)	$(11,262,821)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	2,400,548	(362,398)	120,762
Other comprehensive income (loss), net of tax	2,400,548	(362,398)	120,762
Comprehensive income (loss)	$(34,336,005)	$(20,312,518)	$(11,142,059)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders’ Equity

(In U.S. dollars, except share data)

			Additional	Accumulated other	Retained	Total
	Ordinary shares		paid-in	comprehensive	earnings	shareholders’
	Shares	Amount	capital	income (loss)	(deficits)	equity
Balance as of January 1, 2017	118,098,018	$56,973,632	$32,176,992	$4,253,643	$(7,239,583)	$86,164,684
Exercise of share options by employees	—	26,785	—	—	—	26,785
Share-based compensation	—	—	782,196	—	—	782,196
Equity pick up from compensation of VIE's subsidiaries	—	—	1,409,022	—	—	1,409,022
Foreign currency translation adjustment	—	—	—	2,400,548	—	2,400,548
Net loss	—	—	—	—	(36,736,553)	(36,736,553)
Balance as of December 31, 2017	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682
Exercise of share options by employees	—	600	—	—	—	600
Share-based compensation	—	—	858,415	—	—	858,415
Equity pick up from compensation of VIE's subsidiaries	—	—	852,497	—	—	852,497
Changes in controlling ownership interest	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)
Net income	—	—	—	—	(19,950,120)	(19,950,120)
Balance as of December 31,2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676
Issuance of ordinary shares for the plan of stock options and restricted shares	4,000,000	520	—	—	—	520
Exercise of share options by employees	—	4,997	—	—	—	4,997
Share-based compensation	—	—	417,004	—	—	417,004
Equity pick up from compensation of VIE's subsidiaries	—	—	429,748	—	—	429,748
Changes in controlling ownership interest	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	120,762	—	120,762
Net income	—	—	—	—	(11,262,821)	(11,262,821)
Balance as of December 31,2019	122,098,018	$57,006,534	$36,925,874	$6,412,555	$(75,189,077)	$25,155,886

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Cash Flows

(In U.S. dollars, except share-related data)

	December 31,
	2017	2018	2019
Operating activities:
Net income (loss)	$(36,736,553)	$(19,950,120)	$(11,262,821)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	782,196	858,415	417,004
Equity in deficits (earnings) of subsidiaries, VIEs and VIE’s subsidiaries	34,540,850	17,888,289	9,627,269
Changes in assets and liabilities:
Prepaid expenses and other current assets	83,021	37,254	(155,445)
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	28,544	4,972	282,898
Accrued expenses and other current liabilities	(211,691)	235,882	225,952
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	(326,263)	3,319,598	1,531,471
Net cash (used in) provided by operating activities	(1,839,898)	2,394,290	666,328
Investing activities:
Capital paid to subsidiaries	—	(12,100,010)	(7,240,000)
Net cash provided by (used in) investing activities	—	(12,100,010)	(7,240,000)
Financing activities:
Proceeds from stock options exercised by employees and Issuance of ordinary shares	26,786	600	4,997
Proceeds from paid-in capital of noncontrolling shareholders	—	4,466,000	4,947,000
Net cash provided by financing activities	26,786	4,466,600	4,951,997
Net (decrease) increase in cash, cash and restricted cash equivalents	(1,813,112)	(5,239,120)	(1,621,675)
Cash, cash equivalents and restricted cash, beginning of the year	9,427,287	7,614,175	2,375,055
Cash, cash equivalents and restricted cash, end of the year	$7,614,175	$2,375,055	$753,380

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.