Form 20-F
period 2020-12-31
China Finance Online Co. LTD
filed 2021-05-17
CIK 1297830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Telephone: + (86 10) 83363000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

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
•

possible disruptions in commercial activities caused by events such as natural disasters, political developments and unforeseen wide-scale events, including the potential impact of the COVID-19 pandemic;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The selected historical consolidated financial statement of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected historical consolidated balance sheet data as of December 31, 2019 and 2020 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the selected historical consolidated balance sheet data as of December 31, 2016, 2017 and 2018 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. This data may not be indicative of our future condition or results of operations and should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes. The Company has incurred net losses of $22.5 million, $12.7 million and $11.4 million in the years ended December 31, 2018, 2019 and 2020, respectively. The Company has generated negative cash flows from operating activities of $32.7 million, $8.2 million and $4.3 million in the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, our working capital deficit was approximately $1.7 million. As of December 31, 2020, we had approximately $6.2 million in cash and cash equivalents and had $8.5 million overdue balance payable to the third-party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing. These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. For more information on the going concern, please see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

	For the year ended December 31,
(in thousands of U.S. dollars, except per share or per ADS data)	2016	2017	2018	2019	2020
Consolidated statement of operations and comprehensive loss data:
Net revenues	$83,058	$42,623	$45,478	$35,519	$40,033
Cost of revenues	(20,380)	(21,934)	(16,842)	(12,974)	(14,327)
Gross profit	62,678	20,689	28,636	22,545	25,706
Operating expenses:
General and administrative	(19,837)	(15,250)	(14,254)	(12,186)	(11,341)
Product development	(14,485)	(16,208)	(13,924)	(9,144)	(8,109)
Sales and marketing	(50,083)	(29,467)	(22,066)	(13,364)	(17,419)
Loss from impairment of intangible assets	(1,111)	(292)	—	—	—
Loss from impairment of goodwill	(6,660)	—	—	—	—
Total operating expenses	(92,176)	(61,217)	(50,244)	(34,694)	(36,869)
Government subsidies	1,195	230	—	—	—
Loss from operations	(28,303)	(40,298)	(21,608)	(12,149)	(11,163)
Interest income	1,051	487	97	33	18
Interest expense	(2)	(3)	(1)	—	—
Exchange gain (loss), net	(55)	(131)	247	(134)	(227)
Gain (loss) on the interest sold and retained noncontrolling investments	20,568	(1,997)	(1,187)	(300)	—
Gain from sale of equity method investment	—	111	—	—	—
Loss from equity investments without readily determinable fair value	—	—	—	—	(449)
Loss from equity method investment	(138)	(13)	—	—	(775)
Other income (expense), net	(74)	(220)	34	23	1,063
Loss before income tax expense	(6,805)	(42,064)	(22,418)	(12,527)	(11,533)
Income tax expense	(4,161)	(324)	(52)	(217)	183
Net loss	(10,966)	(42,388)	(22,470)	(12,744)	(11,350)
Less: net loss attributable to the noncontrolling interests	(9,287)	(5,652)	(2,520)	(1,481)	(792)
Net loss attributable to China Finance Online Co. Limited	$(1,679)	$(36,736)	$(19,950)	$(11,263)	$(10,558)
Net loss per share attributable to China Finance Online Co. Limited

-basic	$(0.01)	$(0.32)	$(0.18)	$(0.10)	$(0.09)
-diluted	$(0.01)	$(0.32)	$(0.18)	$(0.10)	$(0.09)
Net loss per ADS equivalent attributable to China Finance Online Co. Limited
-basic (1)	$(0.07)	$(1.62)	$(0.88)	$(0.49)	$(3.73)
-diluted (1)	$(0.07)	$(1.62)	$(0.88)	$(0.49)	$(3.73)

(in thousands of U.S. dollars)	As of December 31,
	2016	2017	2018	2019	2020
Consolidated balance sheet data:
Cash and cash equivalents	$66,151	$38,693	$12,493	$9,600	$6,154
Current working capital (2)	64,701	33,106	16,797	6,577	(1,679)
Total current assets	148,461	101,617	70,973	75,981	68,251
Total assets	167,624	114,604	80,689	89,165	77,957
Deferred revenue, current	6,526	9,371	8,127	8,855	13,157
Total current liabilities	84,894	68,511	54,176	69,404	69,930
Deferred revenue, non-current	609	144	149	151	114
Total shareholders’ equity attributed to China Finance Online Co. Limited shareholders	86,165	54,047	35,446	25,156	15,359

(1)	Each ADS represents 50 ordinary shares.
(2)	Current working capital is the difference between total current assets and total current liabilities.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and is denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then-current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.5249, which were the prevailing exchange rate on December 31, 2020. The prevailing exchange rate on April 30, 2021 was $1.00 to RMB6.4672. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Average(1)	High	Low	Period- end
	(RMB per U.S.$1.00)
December 31, 2016	6.6529	6.9508	6.4565	6.9370
December 31, 2017	6.7518	6.9526	6.4997	6.5342
December 31, 2018	6.6174	6.9670	6.2764	6.8632
December 31, 2019	6.8985	7.0884	6.6850	6.9762
December 31, 2020	6.8976	7.1316	6.5236	6.5249
Most recent six months:
October 2020	6.7111	6.7796	6.6556	6.7232
November 2020	6.6088	6.7050	6.5484	6.5782
December 2020	6.5423	6.5921	6.5236	6.5249
January 2021	6.4771	6.5408	6.4604	6.4709
February 2021	6.4602	6.4736	6.4391	6.4713
March 2021	6.5066	6.5713	6.4565	6.5713
April 2021	6.5204	6.5649	6.4672	6.4672

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

RISK FACTOR SUMMARY

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. The risks are discussed more fully below and include, but are not limited to, the risks summarized below.

Risks relating to our business

•	failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and share price
•	substantial doubt about going concern
•	significant net losses in the past
•	fluctuation of the global or Chinese economy
•	increasing challenges in China’s securities markets, economic conditions, inflation, regulatory policies, interest rates, the availability of hedging instruments and other factors
•	COVID-19 pandemic
•

the Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries Downturns, disruptions and volatility in Hong Kong securities markets and global financial markets

•	the highly regulated industry and potential compliance failures of Hong Kong markets
•	potential failure to innovate, improve and provide products and services to attract and retain paying subscribers and registered users
•	potential failure business transition in recent years
•	intensive competition and future regulatory hurdles faced by “Yinglibao” and “iTougu”
•	uncertain legal regulation in our new areas of business
•	significant competition in the securities investment advisory and wealth management services industry
•	cash arrangements with brokers for the procurement of our overseas futures contract trading business
•	counterparty risk whereby defaults by parties with whom we do business
•	uncertainty of hiring high quality personnel for the securities investment advisory and wealth management
•	higher operating expenses in connection with the business transition and expansion into other new business areas.
•	our current business relationships with our historical data providers on commercially reasonable terms
•	our reliance on an effective telemarketing and customer support force
•	potentials of failing to realize our strategic goals in our acquisitions and investments
•	techniques employed by manipulative short sellers leading to the decrease of trading price of our ADSs.
•	losses from impairment of goodwill and/or intangible assets in 2016 and 2017
•	stricter securities investment advisory, wealth management regulations
•	interruption or failure of our own electronic systems or those of third-party service providers
•	greater traffic or additional customer requirements
•	the limitations of the infrastructure of the telecommunications operators in China
•	the security and confidentiality of information on the Internet
•	claims based on the content and services that we provide through our website and research tools.

•	we may subject to intellectual property infringement claims
•	unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights
•	potential risks of losing key personnel
•	limited business insurance coverage in China
•	significant fluctuations of our results of operations
•	the effects of health epidemics, war, acts of terrorism, natural disasters or other unforeseen wide-scale events

Risks relating to our corporate structure

•	reliance on contractual arrangements with our significant PRC-incorporated affiliates and their shareholders
•	potential PRC government restrictions on foreign investment in the Internet content services industry
•	VIE agreements which may be subject to scrutiny by the PRC tax authorities
•	substantial uncertainties exist with respect to draft PRC Foreign Investment Law
•	reliance on dividends and other distributions on equity paid by our wholly owned operating subsidiaries

Risks relating to doing business in the People’s Republic of China

•	slowdown of the Chinese economy or adverse changes in economic and political policies
•	the PRC legal system embodies uncertainties
•	potential liability for, distributing content online that it believes to be inappropriate
•	potential invalidation of the current tax benefits we enjoy in PRC
•	enhanced scrutiny over acquisition transactions by the PRC tax authorities
•	dividends we receive from operating subsidiaries which may be subject to PRC withholding tax
•	potentials of being subject to the PRC taxation on our worldwide income
•	potential failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE
•	dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares which may become subject to taxes under PRC tax laws.
•	restrictions on currency exchange which may limit our ability to utilize our revenues effectively
•	fluctuations in exchange rates
•	lack of inspections of our auditors by the U.S. Public Company Accounting Oversight Board (“PCAOB”)
•	restrictions on our ability to reduce our workforce in the PRC by PRC’s labor law
•	uncertainties under the PRC laws relating to the procedures for U.S. regulators.

Risks relating to our shares and ADSs

•

fluctuations of the price of our underlying common stock and the trading prices of our ADSs which may not satisfy the continued listing requirements of NASDAQ and could result in substantial losses to investors

•	the sale or availability for sale of substantial amounts of our ADSs
•	a significant percentage of our outstanding ordinary shares held by a small number of our shareholders
•	provisions in our constitutional documents and certain provisions under Hong Kong law
•	difficulties of our shareholder relative to shareholders of corporations organized in the U.S. in protecting your interests
•	limitations on the exercise of voting rights of holders of ADSs
•

potentials of not receiving distributions on our ordinary shares or any value for them if such distribution is illegal or if any requisite government approval cannot be obtained in order to make such distribution available to you.

•	limitations on transfers of your ADSs.
•	limitations on our right as a holder of ADSs to participate in any future rights offerings

Risks relating to our business

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and share price.

We have identified a material weakness in our internal control over financial reporting. If we are unable to successfully remediate this material weakness in our internal control over financial reporting, it could have an adverse effect on our company.

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

The Company has incurred net losses of $22.5 million, $12.7 million and $11.4 million in the years ended December 31, 2018, 2019 and 2020, respectively. The Company has generated negative cash flows from operating activities of $32.7 million, $8.2 million and $4.3 million in the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, our working capital deficit was approximately $1.7 million. As of December 31, 2020, we had approximately $6.2 million in cash and cash equivalents and had $8.5 million overdue balance payable to the third-party investors. We recorded working capital deficit in 2020, mainly due to continued losses in recent years. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing. These factors combined with the uncertainty generated by the economic reaction to the COVID-19 pandemic raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. Our ability to continue as a going concern is dependent on our ability to successfully managing our operations and business development, which include increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. We prudently manage our working capital to support our business and operations. To meet the needs of operational cash flow, we will need to raise additional funds and is currently exploring alternative sources of financing. We have been actively seeking additional financings and strategic partners with whom we can create synergies to improve our liquidity position. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. There is no guarantee that we will be able to raise additional financings or obtain financing on the terms that are acceptable to us. If we fail to do so, our operations and liquidity may be materially and adversely effected.  There exists substantial doubt about our ability to operate as a going concern. If we fail to raise additional financings or obtain financings on the terms that are acceptable to us, we may not be able to continue operating as a going concern. For more details, please see “Item 5.B.– Operating and Financial Review and Prospects — Liquidity and capital resources”.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability, which ultimately raises substantial doubt about our ability to operate as going concern.

We incurred net losses attributable to the Company of $20.0 million, $11.3 million and $10.6 million in 2018, 2019 and 2020, respectively. Our ability to achieve and/or sustain profitability depends on a lot of factors, many of which are beyond our control, such as the continuous development of securities market in China and Hong Kong, as well as the online financial investment services industry. We may incur losses in the near future due to non-discretionary spending on technology, research and development and sales and marketing initiatives. Changes in macroeconomics and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effectively manner may also impact our profitability. There exists substantial doubt about our ability to operate as a going concern. If we are unsuccessful in addressing any of these uncertainties, our business may be materially and adversely affected, and we may incur net loss in the future. If we are unable to raise additional funding and/or maintain positive operating cash flows, we may cease to operate as a going concern.

Any prolonged or substantial slowdown in the global or Chinese economy could adversely affect Chinese investors’ interests and engagement in the securities market, which may in turn have a significantly negative impact on our business and ability to operate as a going concern.

Our business can be adversely affected by the general macroeconomic environment. Global economic, securities market and financial developments all could significantly influence the overall interests and engagement of Chinese investors in the stock market. China macro-economic growth has also slowed down due to various factors, including the disruption caused by COVID-19 pandemic in China and the large-scale protest in Hong Kong in 2019, concerns over China’s economic transformation and the bleak corporate earnings prospects and deteriorating global economic conditions. The recent trade war between U.S. and China may adversely affect the economic growth in China and the global market, which may result in a negative impact on Chinese securities market, which could in turn have a significantly negative impact on our business.

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

The Interim Measures require, among other things, that (i) the information intermediary must apply to the MIIT or other relevant telecommunications authority for a telecommunications business permit; (ii) the information intermediary intending to provide online lending information intermediary services (excluding to its own subsidiaries and branches) must make relevant filings and registrations with local financial regulatory authorities with which it is registered after obtaining its business license; and (iii) the information intermediary must separate its own funds from the funds of lenders and borrowers and engage a qualified financial institution as a third-party banking custodian. Yinglibao made the relevant filings, registrations and custodian arrangements on October 15, 2018. The inspection from the relevant governmental authority was completed in March 2019.The Interim Measures prohibit information intermediaries from engaging in activities including taking deposits from members of the public or creating asset pools, conducting offline promotion of financing projects, providing guarantees for borrowers (unless facilitated through a third party), or selling wealth management products. The Interim Measures also imposed limits on the size of the online borrowing transactions. Under the Interim Measures, the total amount that an individual can borrow on a single platform must not exceed RMB200,000, or RMB1 million in the aggregate on multiple platforms. The respective caps for a corporate entity are RMB1 million and RMB5 million. Currently, a significant number of borrowers using Yinglibao borrow money in amounts that exceed such caps. Yinglibao has taken measures to comply with the size limits of the online borrowing transactions. As a result, we may incur extra costs (especially if we are to monitor the borrowing amounts of on multiple platforms), and the size of Yinglibao’s business will be adversely effected unless we can attract more users to make up for the decrease in individual borrowing amounts.

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

In November 2019, the Internet Finance Remediation Leading Group and the Online Loan Remediation Leading Group jointly issued the Guidance Opinions on the Transformation of Internet Lending Information Intermediaries for Microfinance Companies, which gave the online lending information intermediaries a specific transformation plan to transform into small-scale online lending companies. Such transformation plan may apply to Yinglibao if Yinglibao is classified as a small-scale online lending company. Yinglibao is in the process of implementing a transformation plan under the guidance of local regulatory authorities. Although under such transformation plan, we are reducing our business scale and number of borrowers and investors, we cannot assure you that our measures will be satisfactory to the relevant authorities and we may be required to adjust our business model and operations, or even will be forced to terminate our Yinglibao platform. If any of those situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

Historically, securities trading volume and price level in Hong Kong have fluctuated considerably. After reaching one of its all-time high on October 30, 2007, the Hang Seng Index (HSI) lost approximately 65.18% of its value from October 30, 2007 through October 27, 2008. In 2020, the HSI had a decrease of 3.40% for the year, down from 28,189.75 points on December 31, 2019 to 27,231.13 points on December 31, 2020. On March 31, 2021, the HSI reached 28,378.35 points.

On November 17, 2014, the Shanghai-Hong Kong Stock Connect was formally launched granting investors mutual access to the stock market in Shanghai and Hong Kong. On December 5, 2016, the Shenzhen-Hong Kong Stock Connect was formally launched, granting investors mutual access to the stock market in Shenzhen and Hong Kong. In 2020, the average daily turnover of Shanghai-Hong Kong Stock Connect was RMB39.12 billion northbound and HK$13.07 billion southbound and the average daily turnover of the Hong Kong stock market was HK$129.48 billion, representing an increase of 48.56% as compared with HK$87.15 billion for the year 2019.

In 2020, an outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) continues to expand in Hong Kong and globally. COVID-19 is considered highly contagious and may pose a serious public health threat. Particular industries and areas in Hong Kong had been lock downed during 2020 from time to time, which have negatively impacted Hong Kong’s economy. Continued influence of COVID-19 and weak investor confidence in the Hong Kong securities markets may materially and adversely impact our business.

Our securities brokerage, futures contracts trading, securities advising and futures contracts advising business in Hong Kong operate in a highly regulated industry and compliance failures could materially and adversely affect our business

Rifa Securities Limited (or Rifa Securities, previously named iSTAR International Securities Co. Limited), holds the Hong Kong Securities and Futures Commission (“SFC”) Type 1 License and provides diversified portfolio brokerage and other related services to our customers who invest in stocks listed on The Stock Exchange of Hong Kong Limited. Rifa Futures Limited (or Rifa Futures, previously named iSTAR International Futures Co. Limited), holds an SFC Type 2 License and carries on futures contract trading business in Hong Kong. Rifa Credit Limited (or Rifa Credit, previously named iSTAR International Credit Co. Limited), holds a Money Lenders License. Rifa Asset Management Limited (“Rifa Asset Management”) holds an SFC Type 9 License, Type 4 License and Type 5 License. The securities brokerage, securities advising, futures contracts trading, futures contracts advising and asset management business and operations in Hong Kong are subject to extensive regulatory oversight by the SFC. The money lending business and operations in Hong Kong are also subject to regulatory oversight by the Hong Kong Companies Registry and the Hong Kong Police Force. These factors may increase our cost of doing business and may be a limiting factor in the operation and development of such businesses. Regulation in relation to our businesses in Hong Kong is also an ever-changing area of law and is subject to modification by the Hong Kong legislature, government, regulatory and judicial action. As our business has expanded into these regulated areas in Hong Kong, we have been required to devote more time to regulatory matters.

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

Our business transition in recent years may not be successful. We cannot guarantee that each of the businesses will be profitable, which may materially and adversely affect our performance.

In recent years, we implemented a strategic transition of our core businesses shifting from providing premium subscription services to individual investors to developing Internet-based financial services, including securities, wealth management products and investment advisory services.

Beginning in 2017, the Company started to provide a series of solutions for financial institutions, such as intelligent investment advisor, intelligent investor education and intelligent asset allocation.

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

At present, we have not applied for the Internet-based News Information Services License for our website. If any of the content released by the website and APP is classified as news, we may be in breach of relevant regulations. Further, as the authors or originators of certain of the third party contents released on our website or APP are not identified, we may be subject to intellectual property infringement claims.

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

Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds are promulgated on August 28, 2020. It is proposed that fund sales agencies rent cyberspace business places on third-party online platforms, deploy relevant web pages and functional modules, and provide investors with fund sales services, shall clearly disclose the fund sales service entities to investors; third-party agencies shall be limited to provide information technology services such as cyberspace business places for fund managers and fund sales agencies, and shall not get involved in the fund sales business stage. Third-party agencies shall not collect, transmit, or retain any fund transaction information of investors. At present, we have conducted investigations and rectifications in response to project problems, but there may still be a risk that regulatory authorities will strengthen supervision of fund sales agencies in renting cyberspace on third-party network platforms.

We cannot guarantee you that we will be able to obtain or maintain our existing licenses and permits, renew any of them when their current terms expire, or obtain additional licenses requisite for our strategic transition and venture into new areas of business. Any changes in the regulatory landscape may materially and adversely affect our business.

We face significant competition in the securities investment advisory and wealth management services industry, and our operations and financial condition may suffer if we fail to compete effectively.

We operate in the highly competitive and fragmented securities investment advisory and wealth management services industries in China, and we may not be able to compete effectively or provide a compelling service alternative for potential customers. Securities investment advisory and wealth management services industries in China are highly fragmented and competitive, but they provide vast opportunities, and thus we expect competition to persist and could even intensify in the future. We face competition from independent firms providing wealth management services, securities advisory and investment corporations providing securities investment advisory services, brokerage firms providing securities investment advisory services and domestic commercial banks with in-house sales force and private banking functions, among others. Many of our competitors, especially brokerage firms and commercial banks, have greater financial and marketing resources than we do. Many brokerage firms, trust companies and commercial banks we compete with enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base, and settlement capabilities. Moreover, many of the securities investment advisory and wealth management services and product providers, such as brokerage firms, commercial banks and trust companies, are also engaged in, or may in the future, engage in the distribution of wealth management products and they may benefit from the integration of wealth management products with their other services and product offerings, which may provide them competitive advantage in this market.

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

Rifa Securities’ margin financing business requires a commitment of capital and involves risks of losses due to the potential failure of our customers to perform their obligations under their transactions with us. Our margin policy allows our margin clients to borrow cash from us to buy stocks listed on the HKEx in amounts that may be significantly larger than their cash balances. While we closely monitor each customer’s exposure, it does not guarantee our ability to eliminate negative customer account balances prior to the occurrence of adverse market changes relative to a customer’s position(s). Moreover, we are exposed to debit/deficit risk with our customers. If our customers default on their obligations, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy such obligations since the value of our customers’ positions are subject to fluctuation as market prices change. In addition, if an adverse market move relative to a customer’s position(s) occurs and we are unable to collect the margin loan in a timely manner, the customer account may incur a loss resulting in a debit balance. In light of the current turbulence in the global economy, we face increasing risk of default by our customers and other counterparties. Any default by our counterparties or partners could have a material adverse effect on our business, financial condition and results of operations and cash flows.

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

The CSRC’s Provisional Regulations on Securities Investment Advisory Business (“Provisional Regulations”), effective from January 1, 2011, has considerably increased requirements on pre-sale disclosures, standardized contract signing and service provisions, and after-sales product return policies in the course of providing securities investment advisory services to customers. The Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” promulgated by the CSRC and effective on January 1, 2013 and amended on October 30, 2020 (“Circular 40”) further provide that securities investment advisory companies shall provide contact information of companies and certain reminders to clients when promoting products or providing services via the Internet, telephone or SMS. The sale or provision of "Securities Analysis Software" to the investors to directly or indirectly obtain economic benefits shall be deemed as engagement in securities investment consultancy business, and any institution or individual engaging in such business shall be licensed by the CSRC and obtain the securities investment consultancy qualifications. Without obtaining the securities investment consultancy business qualifications, no institution or individual may engage in the securities investment consultancy business by taking advantage of the "Securities Analysis Software".

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

Impairment charges relating to our investments could have a material adverse effect on our operating results.

We regularly monitor our investments for impairment indicators. We review our investments for indicators of impairment on a periodic basis or whenever events or circumstances indicate the carrying amount may be other-than-temporarily impaired. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our investments. In the event that we determine that there is an impairment, we may be required to record a significant non-cash charge to earnings which could have a material adverse effect on our operating results. We recognized an impairment loss of equity investments without readily determinable fair value of $449,432 and equity method investment of $710,392, respectively for the year ended December 31, 2020. We didn’t recognize impairment loss of investments for the year ended December 31, 2019, and 2018, respectively.

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

Cyber Security Law came into effect on June 1, 2017. According to the Cyber Security Law, providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Under the Cyber Security Law, the internet service providers are required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Service providers who do not comply with the Cyber Security Law may be subject to fines, warnings, suspension of their businesses, confiscation of illegal gains, shutdown of their websites, and revocation of their business licenses. Unauthorized crawling of content may involve scanning to obtain third-party network and server data information, and may be deemed to violate the Cyber Security Law on prohibiting intrusion into others' networks and theft of network data.

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

The Cryptography Law of the People's Republic of China was promulgated on October 26, 2019 and effective on January 1, 2020. The Cryptography Law is enacted with a view to regulating the application and administration of cryptography, promoting the development of cryptography undertakings, safeguarding cyber and information security, and protecting the legitimate rights and interests of citizens, legal persons and other organizations. The Provisions on the Ecological Governance of Network Information Contents were promulgated on December 15, 2019 and effective on March 1, 2020, which governs network information content to establish and improve a comprehensive network governance system, create a clear network space, and build good network ecology. On June 1, 2020, Cybersecurity Review Measures came into effect. These Measures ensure the security of the supply chain of critical information infrastructure and safeguard national security.

The Civil Code of the People's Republic of China was promulgated on May 28, 2020, and became effective on January 1, 2021. It requires that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify specific natural persons, including the natural persons' names, dates of birth, ID numbers, biometric information, addresses, telephone numbers, e-mail addresses, health information, etc. The processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing, and shall meet the following conditions: (i) with the consent of the natural person or the guardian thereof, unless otherwise provided by laws or administrative regulations; (ii) disclosing rules on processing information; (iii) expressly stating the purpose, method and scope of information to be processed; and (iv) not violating the provision of the laws and administrative regulations and the agreement of both parties. Processing of personal information includes the collection, storage, use, processing, transmission, provision and disclosure of personal information, etc. A natural person may consult or copy his or her personal information with any information processor in accordance with the law; if any error is found in the information, the natural person has the right to raise an objection and request the information processor to take necessary measures such as corrections in a timely manner. Where a natural person discovers that an information processor has processed his or her personal information in violation of the provisions of laws and administrative regulations or the agreement between both parties, he or she shall have the right to request that the information processor promptly delete the information. Information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. An information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

On May 28, 2019, the Cyberspace Administration of China promulgated the Draft of Administrative Measures. According to the Draft of Administrative Measures, Cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, perform the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop contingency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On July 3, 2020, the Draft of Data Security Law was deliberated on at the 20th Session of the Standing Committee of the 13th National People's Congress. According to the Draft of Data Security Law, the entities and individuals shall fulfill the obligations of data security protection, which include to monitor risks of data activities and report in a timely manner to the administrative department any data security incidents. On October 21, 2020 the National People's Congress Standing Committee issued the Personal Information Protect Law (Draft). The Draft stipulates the handling of the personal information.

Though all of our database is encrypted and only the database administrator has the access, our security measures may be breached due to employee errors or otherwise. We may incur significant costs to maintain our firewall and take other measures to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information, including personal information regarding our subscribers, or cause interruptions in our services. As a result, we may be required to incur substantial costs and divert our other resources to protect against or to alleviate these problems. Security breaches and leakage of personal information of our subscribers could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may be subject to, and may expend significant resources in defending against claims based on the content and services that we provide through our website and research tools.

Due to the manner in which we obtain, collect, categorize and integrate content for our website, and because our services, including our online bulletin boards and discussion forums, may be used for the distribution of information and expression of opinions, claims may be filed against us for defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of such information. For example, our bulletin boards and online forums reflect the statements and views of persons we do not control and we cannot be assured that such information is true and correct and is not misleading. The persons who expressed their views on our online forums may have conflicts of interest in relation to their statements or views regarding securities or other financial matters. Liability insurance for these types of claims is not currently available in the PRC. While we do not take responsibility for statements or views presented on our website, we may incur significant costs investigating and defending these types of claims even if they do not result in liability. Besides, such claims may also damage our reputation, which could materially and adversely affect our business.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

The annual growth rate of China’s economy decreased from 6.6% in 2018 to 6.1% in 2019. In 2020, the annual growth rate of China’s economy further decreased to 2.3%, partly due to the impact of the COVID-19 pandemic. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for the Company’s services and may have materially adverse effects on our business.

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

Article 34-40 of the Provisions on the Ecological Governance of Network Information Contents illustrate the legal liability where any producer of network information contents violates these provisions, which includes issue a warning, request corrections and restrict the engagement in network information services, etc.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

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

The trading prices of our ADSs have been volatile and could fluctuate widely in response to factors beyond our control. Since the completion of our initial public offering in October 2004, the trading prices of our ADSs have ranged between a high of $476.80 per ADS to a low of $3.65 per ADS as of December 31, 2020, including retrospective adjustments for the change in the number of ordinary shares represented by each ADS that occurred on January 6, 2020. During the twelve-month period ended December 31, 2020, the price of our ADSs has ranged from a low of $3.65 to a high of $31.40 per ADS. The market prices of the securities of Internet-related companies have generally been especially volatile.

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

As of December 31, 2020, five of our existing shareholders, including Zhiwei Zhao, IDG Technology Venture Investment, LP, Sheng Guang Holdings Limited, Ling Zhang and Jianping Lu, beneficially owned, collectively, approximately 47.91% of our outstanding ordinary shares.

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

In October 2004, we completed the initial public offering of our ADSs and listed our ADSs on The NASDAQ Stock Market. On January 3, 2011, our ADSs were elevated to trade on the NASDAQ Global Select Market. The NASDAQ Global Select Market is designated for public companies that meet the highest initial listing standards in the world.

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

In July 2020, the Company entered into a partnership agreement with Dow Jones, which will provide China Finance Online with access to a sub-set of its Chinese language newswire service, which will include market commentary and spot news in Chinese.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website at http://ir.chinafinanceonline.com. The information contained on our website is not a part of this annual report.

B. Business overview.

Overview:

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services, and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., as the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong. We are committed to strengthen our innovation capability to further apply advanced technologies in the financial sector and empower securities industry with fintech.

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

Based upon our track records in financial media, financial data service and securities advisory services, along with our robust fintech capabilities, we have made breakthrough in developing products and services to both retail investors and institutional investors. Our strategic planning is to create synergy among retail investors services, institutional investors services and wealth management. We will continue to strengthen our innovation capability to further apply advanced technologies in the financial sector and empower securities industry with fintech. In short, we want to help our clients simplify their investment decisions.

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

Our Business Sectors

Currently, the Company’s net revenues are categorized under: (a) Hong Kong brokerage services revenues, (b) financial services. Segment of Hong Kong brokerage services include revenues from brokerage services, and segment of financial services include financial information and advisory service revenue, advertising revenue and mutual fund distribution revenue.

In 2018, 2019 and 2020, revenues from Hong Kong brokerage services business were $22.3 million, $15.8 million and $12.1 million, representing approximately 49.1%, 44.5% and 30.3%, of our total net revenues, respectively. In 2018, 2019 and 2020, revenues from financial information and advisory services business were $14.9 million, $10.7 million and $17.5 million, representing approximately 32.7%, 30.1% and 43.6%, of our total net revenues, respectively. In 2018, 2019 and 2020, revenues from advertising services business were $7.3 million, $8.3 million and $9.2 million, representing approximately 16.1%, 23.4% and 22.9% of our total net revenues, respectively. In 2018, 2019 and 2020, revenues from mutual fund distribution services business were $0.9 million, 0.7 million and 1.3 million, representing approximately 1.9%, 2.1% and 3.2% of our total net revenues, respectively.

Hong Kong brokerage services business

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

Rifa Securities, together with Rifa Futures, serve as our platform for developing financial services outside mainland China. In 2018, 2019 and 2020, the brokerage and related services provided by Rifa Securities and Rifa Futures contributed approximately 49.1%, 44.5% and 30.3% of our total net revenues.

In November 2018, China Finance Online entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares (“Sale Shares”), or 20% of Rifa Financial Holdings Limited (“Rifa Financial”) for HK$73.8 million (or approximately US$9.4 million) (the “Purchase Price”). Pursuant to the share transfer agreement, the Buyer provided a refundable deposit to the Company of $1.4 million. The refundable deposit was not considered part of the Purchase Price. The deposit was refundable to the Buyer upon the share transfer approval by Securities and Futures Commission of Hong Kong (“SFC”), which was one of the prerequisites for the transaction. The share transfer was approved during 2018 and the Company refunded the deposit to the Buyer during 2019. The completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures Commission of Hong Kong. As of December 31, 2020, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2020. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019.  Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price (funds received) to the Buyer.

Financial services Business

(i)	Financial Information and Advisory Business

In 2018, 2019 and 2020, revenues from financial information and advisory business services represented approximately 32.7%, 30.1% and 43.6% of our total net revenues, respectively.

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

Along with the secular trend that drives financial institutions’ emphasis on wealth management, our investor education services, investment advisory services and asset allocation services are well received by more and more institutions in recent years.

Online P2P Lending

We provide services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao. Following the introduction of the Interim Measures, Yinglibao is in the process of implementing a transformation plan under the guidance of local regulatory authorities. Under such transformation plan, we are reducing our business scale and number of borrowers and investors on the platform. Please refer to Item 3. “Key Information – D. Risk Factors – The Interim Measures on Administration of the Business Activities of Peer-to-Peer Lending Information Intermediaries may adversely affect our business, financial conditions and results of operations.”

(ii)	Mutual Fund Distribution

We obtained the license for mutual fund distribution issued by China Securities Regulatory Commission, or CSRC, in 2012, and launched Yinglibao in August 2013. As of March 31, 2021, Yinglibao established business relationships with nearly 100 mutual fund companies in China, and provided more than 5,800 mutual fund products. In 2018, 2019 and 2020, revenues from mutual funds distribution were $0.9 million, $0.7 million and $1.3 million, representing approximately 1.9%, 2.1%, and 3.2% of our total net revenues, respectively.

We officially launched our Robo-Advisor product, Lingxi, in November 2016. Based upon different user risk profiles, Lingxi offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds.  In 2020, the accumulative returns of Lingxi’s high-risk, medium-risk and low-risk strategies were 22.00%, 10.41% and 3.38%, respectively, reflecting our capability in asset allocations. We also launched Lingxi Premium Version in October 2017, which targets mass affluent investors in China. In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi was named the Top 10 Best Robo-Advisors.

(iii)	Advertising and Enterprise Value-added Services Business

We believe that our website www.jrj.com is among the most popular financial information websites in China. Our timely produced and curated fact-based content covering many segments of the domestic Chinese economy and capital markets drives the readership on and traffic to our website. As a result, strong online traffic attracts advertisers.

In the recent years, we have also increased in-depth reporting on companies and executives to provide our audience with more data and analysis of many of the most iconic companies in China. While our large internet community and audience are generally affluent and educated, many of them are also in their professional career and in social and economic middle class, who thus represents a potentially attractive group for advertisement. Among them, there are retail investors and professionals with corporations, financial institutions, academics, and regulatory agencies who not only share a common interest in financial markets and economic dynamics but also have similar consumption propensities. Through our platform, our advertisers can effectively target this group of people and promote products and services catered for this social and economic class. In October 2020, the Hurun Institute awarded our website as a Top 8 Most Influential Financial Media in China.

In addition to traditional advertising, we have also expanded our offerings into enterprise value-added services.  Along with the data and analytics available on our established database of public companies’ financial and operation records, we provide agency services to domestically, Hong Kong and US listed companies which are in need for professional advisories on gaining market exposure of their business development updates, financial reporting and major corporate events. Through our various online and offline channels, our enterprise value-added services enable our clients to reach out to large and targeted audience base with the proprietary content and research we developed.

In 2018, 2019 and 2020, revenues from advertising and enterprise value-added services business represented approximately 16.1%, 23.4% and 22.9% of our total net revenue, respectively.

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

Since December 2016, we have hosted “Fintech Forum & Leading China Annual Awards” for five times. Among the key note speakers and panelists were regulators, executives from the Hong Kong Stock Exchange, leading financial institutions and leading internet and fintech companies. The key discussions were centered around data security, risk management, and fintech innovation. The conference was committed to promoting the long-term health of financial industry in China and received high recognitions from financial regulators and institutions.

In May 2018, we hosted the “2018 Value Discovery Forum for Public Companies on Chinese Stock Markets” in Chengdu. In May 2019, the Company hosted the “2019 Value Discovery Forum for Public Companies on Chinese Stock Markets” in Shenzhen. Lots of prestigious public companies listed on the Shenzhen and Shanghai stock markets and influential investors attended the forum.

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

In September 2020, we successfully hosted the China Pharmaceutical and Biotech Conference and the China Property Summit in Shanghai. The two events attracted over 200 leading institutional investors, publicly listed companies, and professionals to participate in debates centered around the topics of global high-quality growth, long-term value investing and ESG investment.

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

In late 2016, we introduced our proprietary robo-advisory service, Lingxi. Depending upon users’ risk profiles, Lingxi provides retail investors with investment products for global asset allocations. In 2017, we introduced cloud-based one-stop investment research platform for institutional investors, Genius Zhisheng. For retail investors, we also introduced trading research tools based on Zhisheng algorithm. In late 2018, we introduced iTAMP (Turnkey Asset Management Platform), a one-stop ecosystem that empowers financial advisors and wealth managers to provide investment consultations and advice covering stocks, mutual funds, wealth management, insurance, trusts and other financial products. In 2019 and 2020, we continued to upgrade our products and services with more advanced algorithm and technologies.

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

We have established a strong R&D team, which includes financial industry veterans, Wall Street quantitative trading experts, and web technologists. In the three years ended December 31, 2018, 2019 and 2020, our product development expenses were $13.9 million, $9.1 million and $8.1 million, respectively. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team.

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

Our PRC subsidiaries and PRC-incorporated affiliates are the registered owners of 276 software copyrights as of December 31, 2020, each of which has been registered with the National Copyright Administration of the PRC.

We have registered one key domain name relating to our website, www.jrj.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation. We have also registered one domain name relating to our website, www.jrj.com.cn, with the China Internet Network Information Center, a domain name registration service in the PRC. We currently have 73 trademarks registered with the Trademark Office of State Administration of Industry and Commerce (the “SAIC”) and eight trademarks registered in Hong Kong as of December 31, 2020.

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

The CSRC issued the Interim Provisions on Strengthening the Supervision and Control of Engagement in Securities Investment Advisory Business by Utilizing “Securities Analysis Software” (“Circular 40”). Pursuant to Circular 40, the sale or provision of “Securities Analysis Software” to the investors to directly or indirectly obtain economic benefits shall be deemed as engagement in securities investment advisory business, and any institution or individual engaging in such business shall be licensed by the CSRC and obtain the securities investment advisory qualifications. Without obtaining the securities investment consultancy business qualifications, no institution or individual may engage in the securities investment consultancy business by taking advantage of the " Securities Analysis Software ".

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

Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds are promulgated on August 28, 2020. It is proposed that fund sales agencies rent cyberspace business places on third-party online platforms, deploy relevant web pages and functional modules, and provide investors with fund sales services, shall clearly disclose the fund sales service entities to investors; third-party agencies shall be limited to provide information technology services such as cyberspace business places for fund managers and fund sales agencies, and shall not get involved in the fund sales business stage. Third-party agencies shall not collect, transmit, or retain any fund transaction information of investors. At present, we have conducted investigations and rectifications in response to project problems, but there may still be a risk that regulatory authorities will strengthen supervision of fund sales agencies in renting cyberspace on third-party network platforms.

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

The Cryptography Law of the People's Republic of China was promulgated on October 26, 2019 and effective on January 1, 2020. This Law is enacted with a view to regulating the application and administration of cryptography, promoting the development of cryptography undertakings, safeguarding cyber and information security, and protecting the legitimate rights and interests of citizens, legal persons and other organizations.

The Provisions on the Ecological Governance of Network Information Contents were promulgated on December 15, 2019 and effective on March 1, 2020, which is going to govern network information content to establish and improve a comprehensive network governance system, create a clear network space, and build a good network ecology.

On June 1, 2020, Cybersecurity Review Measures came into effect. These Measures ensure the security of the supply chain of critical information infrastructure and safeguard national security.

The Civil Code of the People's Republic of China, was promulgated on May 28, 2020, and effective on January 1, 2021 requires that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify specific natural persons, including the natural persons' names, dates of birth, ID numbers, biometric information, addresses, telephone numbers, e-mail addresses, health information, etc. The processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing, and shall meet the following conditions: (i) with the consent of the natural person or the guardian thereof, unless otherwise provided by laws or administrative regulations; (ii) disclosing rules on processing information; (iii) expressly stating the purpose, method and scope of information to be processed; and (iv) not violating the provision of the laws and administrative regulations and the agreement of both parties. Processing of personal information includes the collection, storage, use, processing, transmission, provision and disclosure of personal information, etc. A natural person may consult or copy his or her personal information with any information processor in accordance with the law; if any error is found in the information, the natural person has the right to raise an objection and request the information processor to take necessary measures such as corrections in a timely manner. Where a natural person discovers that an information processor has processed his or her personal information in violation of the provisions of laws and administrative regulations or the agreement between both parties, he or she shall have the right to request that the information processor promptly delete the information. Information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. An information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

On May 28, 2019, the Cyberspace Administration of China promulgated the Draft of Administrative Measures. According to the Draft of Administrative Measures, Cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, perform the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop contingency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On July 3, 2020, the Draft of Data Security Law was deliberated on at the 20th Session of the Standing Committee of the 13th National People's Congress. According to the Draft of Data Security Law, the entities and individuals shall fulfill the obligations of data security protection, which include to monitor risks of data activities and report in a timely manner to the administrative department any data security incidents. On October 21, 2020 the National People's Congress Standing Committee issued the Personal Information Protect Law (Draft). The Draft stipulates the handling of the personal information.

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

Regulation of intellectual property rights

The State Council and the National Copyright Administration have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the National Copyright Administration or its local offices and obtain software copyright registration certificates. The National People’s Congress amended the Copyright Law in 2001 and 2010, and revised in 2020, effective in 2021 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to products disseminated over the Internet and computer software. The revised Copyright Law has perfected the relevant regulations on copyright protection in cyberspace, in particular, greatly increasing the upper limit of legal compensation for infringement and clarifying the principle of punitive damages, etc. We have registered all of our self-developed software with the National Copyright Administration.

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

•	providing specific measures to deal with false advertising;
•	tightening rules for methods of advertising; and
•	increasing the penalties for illegal advertisements and the authorities’ powers of enforcement.

C. Organizational structure.

The following table sets forth the details of our principal subsidiaries and significant PRC-incorporated affiliates as of December 31, 2020:

	Jurisdiction of	Legal Ownership
Name	Incorporation	Interest
Fortune Software (Beijing) Co., Ltd.	PRC	100%
China Finance Online (Beijing) Co., Ltd.	PRC	100%
Shenzhen Genius Information Technology Co., Ltd.	PRC	100%
Zhengyong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Zhengtong Information & Technology (Shanghai) Co., Ltd.	PRC	100%
Fortune (Beijing) Success Technology Co., Ltd.	PRC	100%
Shanghai Stockstar Information & Technology Co., Ltd.*	PRC	Nil
Beijing Zhengjin Wealth Management Co., Ltd.*	PRC	Nil
Beijing CFO Premium Technology Co., Ltd.*	PRC	Nil
Beijing CFO Glory Technology Co., Ltd.*	PRC	Nil
Beijing Fuhua Innovation Technology Development Co., Ltd. *	PRC	Nil
Beijing Chuangying Advisory and Investment Co., Ltd.*	PRC	Nil
Beijing Huizhi Fortune Technology Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.*	PRC	Nil
Zhongheng Xintai (Beijing) Asset Management Co., Ltd.*	PRC	Nil
Shenzhen Newrand Securities Training Center*	PRC	Nil
Shenzhen Ganlanren Investment Management Co., Ltd. *	PRC	Nil
Shanghai Stockstar Wealth Management Co., Ltd.*	PRC	Nil
Beijing Zhongjun Sunshine Investment and Management Co., Ltd*	PRC	Nil
Fortune (Beijing) Huiying Investment Consulting Co., Ltd.*	PRC	Nil
iTougu (Beijing) Network Technology Co., Ltd.*	PRC	Nil
iTougu (Beijing) Education Technology Co., Ltd.	PRC	Nil
Shenzhen Rifa Commercial Factoring Co. Ltd.*	PRC	Nil
Shenzhen Tahoe Investment and Development Co., Ltd.*	PRC	Nil
Rifa Financial Holdings Limited**	BVI	85%
Rifa Securities Limited**	Hong Kong	85%
Rifa Futures Limited**	Hong Kong	85%
Rifa Asset Management Limited	Hong Kong	85%
Rifa Credit Limited**	Hong Kong	85%
Rifa Wealth Management Co. Limited	Hong Kong	85%

*	Denotes variable interest entities or subsidiaries of variable interest entities
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

Power of Attorney. Pursuant to the power of attorney, each of the shareholders of the VIEs has executed an irrevocable power of attorney assigning the WFOEs or individuals designated by the WFOEs as their attorney-in-

fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs. The articles of incorporation of the VIEs state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management members.

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

Business Sectors Operated through our VIEs

The following table sets forth the details of our variable interest entities and their respective business sectors as of December 31, 2020:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Advertising and enterprise value-added services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Financial information and advisory services/other financial services
Shanghai Stockstar Wealth Management Co., Ltd.	N/A
Shenzhen Ganlanren Investment Management Co., Ltd.	N/A
Beijing Huizhi Fortune Technology Co., Ltd.	N/A
Beijing CFO Premium Technology Co., Ltd.	N/A

D. Property, Plants and equipment.

Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 3,664 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 288 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 760 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 42 square meters. Our subsidiaries and affiliates that locate in Shandong Province lease approximately 300 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. We intend to seek additional office space as required for our operations as needed on commercially reasonable terms. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

In addition, we also derive revenues through advertising business, which contributed $9.2 million in 2020. Revenues from advertising accounted for 22.9% of our net revenues in 2020.

In the second quarter of 2017 during which time new commodities trading was suspended by most of precious metal exchange in China. As a result, our commodities brokerage services were suspended and such suspension has adversely affected our revenue generated from commodities brokerage services.

Our gross revenues also include the benefit of a refund from the PRC tax authorities for VAT, which we are required to pay on the sale of subscriptions to our service packages. We receive these refunds from the PRC tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. There is generally a one-month lapse between the time we complete a sale and pay the VAT on that sale and the time we receive the refund. The VAT refund policy was reconfirmed pursuant to the Notice on VAT Policy for Software Products, effective from January 1, 2011, jointly promulgated by the Ministry of Finance and the State Administration of Taxation on October 13, 2011, or Caishui Circular 100. We recognized approximately $0.2 million, $96,709 and $0.1 million in revenue for VAT refunds in 2018, 2019 and 2020, respectively. Although the Notice on VAT Policy for Software Products does not specify policy expiration date, in the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 13%, which materially increase our tax obligations.

Our net revenues increased by 12.7% to $40.0 million in 2020 from $35.5 million in 2019. The net loss attributable to China Finance Online Co. Limited was $10.6 million in 2020, compared with net loss of $11.3 million in 2019.

Our principal capital expenditures for 2018, 2019 and 2020 consisted of primarily purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately $0.3 million, $1.6 million and $0.1 million, respectively.

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
•

possible disruptions in commercial activities caused by events such as natural disasters, political developments and unforeseen wide-scale events, including the disruption caused by the COVID-19 pandemic, the large-scale protest in Hong Kong in 2019;

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

Substantially all of the Company’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC and Hong Kong.

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

We derive revenues from external customers for each of the following services during the years presented:

	Years ended December 31
	2018	2019	2020
Hong Kong brokerage services revenues	$22,343,950	$15,799,347	$12,110,117
Financial information and advisory services revenues	14,891,267	10,674,164	17,465,197
Advertising revenues	7,312,947	8,310,150	9,176,706
Mutual fund distribution revenues	879,802	735,129	1,281,077
Others	49,960	—	—
Total revenues from external customers	$45,477,926	$35,518,790	$40,033,097

Cost of revenues

A large portion of costs of revenues are commission paid to sales agents of our financial services business and website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, rent and content expenses for our jrj.com website. Cost of revenues accounted for 36.5% and 35.8% of our net revenues in 2019 and 2020, respectively.

Cost paid to financial advisors. We paid cost to the financial advisors of our “iTougu” business, generally on a “50:50” basis. The cost paid were $1.1 million and $3.9 in 2019 and 2020, respectively, constituting 8.4% and 26.9% of our cost of revenues.

Commission paid. Commission paid is the commission paid to the account executives of our Hong Kong brokerage business. Commission paid constituted 60.4% and 47.6% of our cost of revenues in 2019 and 2020, respectively.

Rent. Rent attributable to cost of revenues reflects that portion of our rent expense that is directly used in the provision of our web content. We allocate rent to cost of revenues to the extent the space is occupied by our web content personnel.

Bandwidth Costs. Bandwidth fees are the fees we pay to Internet Data Center, or the IDC, for telecommunications services and for hosting our servers. We expect our bandwidth costs, as variable costs, to increase with the traffic on our websites. Our bandwidth costs could also increase if the IDC increase their service charges. Our bandwidth fees constituted 8.6% and 5.9% of our cost of revenues in 2019 and 2020, respectively.

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

In June 2014, our shareholders approved the amendment to the 2007 Plan and the Restricted Stock Issuance and Allocation Agreement of 2007 Plan in the annual general meeting. Pursuant to such agreement, together with the remaining 1,900,445 ordinary shares which were not vested due to the operating performance targets under 2007 Plan not being achieved, 3,000,000 ordinary shares were collectively granted to the employees who were eligible. The fair value of a nonvested share on the grant date was measured at the quoted market price of the Company’s equity shares. The nonvested shares shall become activated and vest during the period commencing from the grant date and ending on December 31, 2016 based on the Company’s achievement of the performance targets. As of December 31, 2015, all the 3,000,000 ordinary shares were activated based on the Company’s operating performance in 2015. No share-based compensation expenses were recognized relating to the nonvested shares in 2018, 2019 and 2020, respectively.

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

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company. The maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 ordinary shares. As a result, the total number of ordinary shares authorized under the 2014 Plan was 23,000,000 as of December 31, 2020. 2,180,000 ordinary shares, 8,000,000 ordinary shares and nil ordinary shares were granted under 2014 Plan for the year ended 2018, 2019 and 2020, respectively. As of December 31, 2020, 4,399,900 shares were available for future grant of awards. The share-based compensation expenses relating to the 2014 Plan were $0.9 million, $0.4 million and $0.7 million in 2018, 2019 and 2020, respectively. In April 2019, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2020, 4,000,000 shares were available for future exercise of options and vesting of granted shares.

On July 1, 2014, Shanghai Shangtong Co., Ltd. (“CFO Shangtong”) and Fortune Zhengjin Co., Ltd. (“Fortune Zhengjin”, formerly known as “Huifu Jinyuan Co., Ltd.”), two affiliates of the Company, entered into a series of contractual arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 10% restricted shares of CFO Shangtong and Fortune Zhengjin. The vesting of the restricted shares is subject to rendering service to the Company for five years. On July 1, 2015, Fortune Zhengjin entered into another contractual arrangement to grant 8% restricted shares of Fortune Zhengjin to selected employees of the Company. CFO Tahoe also entered an arrangement with selected employees of the Company. Pursuant to the agreement, these employees were granted 1.95% restricted shares of CFO Tahoe. On May 31, 2016, Fortune Zhengjin entered into another arrangement to grant 5.35% restricted shares of Fortune Zhengjin to selected employees of the Company. There were $2,000, $1.2 million and $0.1 million share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $500, $0.6 million and $70,000 share-based compensation expenses recorded in 2019 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were nil, $0.2 million and $21,077 share-based compensation expenses recorded in 2020 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

Taxation

Hong Kong Profits Tax

We and our subsidiaries incorporated in Hong Kong, including Rifa Securities, Rifa Futures, Rifa Asset Management, Rifa Credit and nine other subsidiaries are subject to the two-tiered profits tax rates of 8.25% and 16.5% in Hong Kong. In addition, companies which are incorporated outside of Hong Kong and carry on a trade, profession or business in Hong Kong are also subject to Hong Kong profits tax in respect of their profits arising in or derived from any business carried on in Hong Kong. Profits that are not sourced from Hong Kong are not subject to Hong Kong profits tax. There are no withholding taxes in Hong Kong on remittance of dividends to shareholders outside of the territory. In 2018, 2019 and 2020, the amount of profits tax charged in Hong Kong was $156,730, $86,025 and $93,748, respectively.

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

The implementation of the Pilot Program has not had a significant impact on our consolidated statements of comprehensive income for the year ended December 31, 2020.

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

For the years ended December 31, 2018 and 2019, these equity investments were not impaired and there were no observable price changes. For the year ended December 31, 2020, these equity investments were impaired of $449,432. Our equity investments without readily determinable fair value were $1.6 million and $1.2 million as of December 31, 2019 and 2020, respectively.

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

The Company recognized equity method investment gain of $470, gain of $391 and loss of $775,209 in the consolidated statement of comprehensive income for the year ended December 31, 2018, 2019 and 2020, respectively. For the year ended December 31, 2020, these equity investments were impaired of $710,392 (nil for 2019 and 2018). The carrying balance of equity method investment was $0.8 million, $0.8 million and nil as of December 31, 2018, 2019 and 2020, respectively.

Impairment of goodwill and indefinite-lived intangible assets. The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the valuation performed by a third party appraiser as of June 1, 2014 due to the business restructure, we recorded $8.1 million goodwill impairment losses in relation to the reporting unit of investment advisory services for the years ended December 31, 2014 due to management’s estimation of the expected future cash flows associated with these assets were insufficient to recover their carrying values. In 2016, the Company concluded that goodwill allocated to the commodities brokerage reporting unit was fully impaired because the estimated growth rates and profit margins for future periods were expected to be lower than that of prior years based on that assessment. The Company recognized an impairment loss of $6.7 million related to the commodities brokerage reporting unit for the year ended December 31, 2016. There was no goodwill impairment in 2018, 2019 and 2020.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. There was no impairment of intangible assets in 2018, 2019 and 2020.

In applying the income approach to the valuation of product sales unit, the discounted cash flow methodology was used. The following are critical assumptions in determining the fair value of the reporting unit related to investment advisory services in 2020:

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

We recognized no losses from impairment of goodwill for the year ended December 31, 2018, 2019 and 2020, respectively.

We recognized no loss from impairment of indefinite-lived intangible assets the year ended December 31, 2018, 2019 and 2020, respectively.

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

Impairment of long-lived assets with definite lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we compare the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and our eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. In 2018, 2019 and 2020, we recorded no loss from impairment of long-lived assets with definite lives.

Results of operations

The following table sets forth certain information relating to our results of operations, and our consolidated statements of operations as a percentage of net revenues, for the periods indicated:

	For the year ended December 31,
(in thousands of U.S. dollars, except as % of net revenues)	2018		2019		2020
Consolidated statement of comprehensive income (loss) data:
Gross revenues	$45,827	100.8%	$35,829	100.9%	$40,185	100.4%
Business tax	(349)	(0.8)	(310)	(0.9)	(152)	(0.4)
Net revenues	45,478	100.0%	35,519	100.0%	40,033	100.0%
Cost of revenues	(16,842)	(37.0)	(12,974)	(36.5)	(14,327)	(35.8)
Gross profit	28,636	63.0	22,545	63.5	25,706	64.2
Operating expenses:
General and administrative	(14,254)	(31.3)	(12,186)	(34.3)	(11,341)	(28.3)
Product development	(13,924)	(30.6)	(9,144)	(25.7)	(8,109)	(20.3)
Sales and marketing	(22,066)	(48.5)	(13,364)	(37.6)	(17,419)	(43.5)
Total operating expenses	(50,244)	(110.5)	(34,694)	(97.7)	(36,869)	(92.1)
Loss from operations	(21,608)	(47.5)	(12,149)	(34.2)	(11,163)	(27.9)
Interest income	97	0.2	33	0.1	18	—
Interest expense	(1)	(0.0)	—	—	—	—
Exchange gain (loss), net	247	0.5	(134)	(0.4)	(227)	(0.6)
Loss on the interest sold and retained noncontrolling investment	(1,187)	(2.6)	(300)	(0.8)	—	—
Loss from equity investments without readily determinable fair value	—	—	—	—	(449)	(1.1)
Loss from equity method investment	—	—	—	—	(775)	(1.9)
Other income, net	34	0.1	23	0.0	1,063	2.7
Loss before income tax expense	(22,418)	(49.3)	(12,527)	(35.3)	(11,533)	(28.8)
Income tax benefit (expense)	(52)	(0.1)	(217)	(0.6)	183	0.5
Net loss	(22,470)	(49.4)	(12,744)	(35.9)	(11,350)	(28.4)
Less: net loss attributable to noncontrolling interests	(2,520)	(5.5)	(1,481)	(4.2)	(792)	(2.0)
Net loss attributable to China Finance Online Co. Limited	(19,950)	(43.9%)	(11,263)	(31.7%)	(10,558)	(26.4%)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our gross revenues increased by 12.2% from $35.8 million in 2019 to $40.2 million in 2020. The increase was mainly due to the increase of gross revenues derived from our financial information and advisory services business and financial services business in 2020.

Our business taxes and related surcharges attributable to our gross revenues are $0.3 million and $0.2 million in 2019 and 2020, respectively. After taking into account business taxes and related surcharges attributable to our gross revenues, our net revenues increased by 12.7% to $40.0 million in 2020 from $35.5 million in 2019.

Our net revenues derived from our Hong Kong brokerage services decreased to $12.1 million in 2020 from $15.8 million in 2019, representing 30.3% and 44.5% of our total net revenues for each year. This decrease was mainly due to market fluctuations.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, increased by 63.6% from $10.7 million in 2019 to $17.5 million in 2020. This increase was mainly due to increased revenue from investment advisory business.

Our advertising revenues increased to $9.2 million in 2020 from $8.3 million in 2019, representing 22.9% and 23.4% of total net revenues for each year. This increase was mainly due to the growth of traffic to our site and readership recognition of our premium content, which helps to attract more advertisers.

Cost of revenues

Our cost of revenues in 2020 increased by 10.4% to $14.3 million in 2020 from $13.0 million in 2019. This increase was mainly due to higher costs related to financial information and advisory business and in line with the growth of our revenues.

Gross profit

As a result of the foregoing, our gross profit increased by 14.0% to $25.7 million in 2020 from $22.5 million in 2019.

Operating expenses

Our operating expenses increased by 6.3% to $36.9 million in 2020 from $34.7 million in 2019. Operating expenses as a percentage of net revenues decreased to 90.1% in 2020 from 97.7% in 2019.

General and administrative. Our general and administrative expenses decreased by 7.4% to $11.3 million in 2020 from $12.2 million in 2019. Our general and administrative expenses as a percentage of net revenues decreased to 28.3% in 2020 from 34.3% in 2019.

Product development. Our product development expenses decreased by 11.0% to $8.1 million in 2020 from $9.1 million in 2019. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team.

Sales and marketing. Our sales and marketing expenses increased by 29.9% to $17.4 million in 2020 from $13.4 million in 2019.

Loss from operations

Our loss from operations was $11.2 million in 2020 compared to $12.1 million in 2019, and our operating margin was negative 27.9% in 2020, compared to negative 34.2% in 2019.

Interest income

Our interest income decreased by 44.9% to $18,141 in 2020 from $33,397 in 2019.

Loss on the interest sold and retained noncontrolling investment

We recorded a loss on the interest sold and retained noncontrolling investment of $0.3 million in the consolidated statement of comprehensive income for the year ended December 31, 2019. We deregistered two insignificant affiliates in 2019, of which one was previously owned 59.83% equity interest by us and one was fully owned by us. We did not record a loss on the interest sold and retained noncontrolling investment in 2020.

Loss from equity investments without readily determinable fair value

We recorded a loss from equity investments without readily determinable fair value of $0.4 million in the consolidated statement of comprehensive income for the year ended December 31, 2020, and there’s no loss from equity investments without readily determinable fair value in 2019.

Income (Loss) from equity method investment

Our loss from equity method investment was $0.8 million in 2020 compared to income from equity method investment $391 in 2019. The loss from equity method investment in 2020 was mainly related to impairment loss, see Note 8 for further discussion.

Other income, net

Our other income, net was $1.1 million in 2020 compared to our other income, net was $22,692 in 2019. The increase was mainly due to increased other income from the Hong Kong brokerage-related business.

Income tax expense

Our income tax expense was $0.2 million in 2020 compared to an income tax expense was $0.2 million in 2019.

Net loss attributable to the Company

Our net loss attributable to the Company was $10.6 million in 2020 compared to net loss attributable to the Company was $11.3 million in 2019, and our net income margin was negative 26.4% in 2020 and negative 31.7% in 2019.

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

Our net revenues derived from Hong Kong brokerage services decreased to $15.8 million in 2019 from $22.3 million in 2018, representing 44.5% and 49.1% of our total net revenues for each year.

Our net revenues derived from our financial information and advisory business, which included subscription fees from individual customers and institutional customers, decreased by 28.3% from $14.9 million in 2018 to $10.7 million in 2019. This decrease was mainly due to the reduced net revenue from individual subscription business.

Our advertising revenues increased to $8.3 million in 2019 from $7.3 million in 2018, representing 23.4% and 16.1% of total net revenues for each year. This increase was mainly due to the growth of traffic to our site and readership recognition of our premium content, which helped to attract more advertisers.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in calendar years 2018, 2019 and 2020 was 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors— Risks relating to doing business in the People’s Republic of China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B. Liquidity and capital resources.

Going Concern

The Company has incurred net losses of $22.5 million, $12.7 million and $11.4 million in the years ended December 31, 2018, 2019 and 2020, respectively. The Company has generated negative cash flows from operating activities of $32.7 million, $8.2 million and $4.3 million in the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, our working capital deficit was approximately $1.7 million. As of December 31, 2020, we have approximately $6.2 million in cash and cash equivalents and have $8.5 million overdue balance payable to the third party investors. To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing.

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

Cash flows and working capital

As of December 31, 2020, we had approximately $6.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand. We generally deposit our excess cash in interest-bearing bank accounts, which are unrestricted from withdrawal or use. As of December 31, 2020, we had no short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year.

Our total current liabilities were $69.9 million as of December 31, 2020, which primarily included $34.3 million in amounts due to customers for the trust bank balances held on their behalf and $16.6 million in accrued expenses and other liabilities.

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

As of December 31, 2020, our working capital deficit was approximately $1.7 million.

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

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2018, 2019 and 2020:

	For the year ended December 31
(in thousands of U.S. dollars)	2018	2019	2020
Net cash used in operating activities	$(32,714)	$(8,246)	$(4,347)
Net cash provided by (used in) investing activities	106	(2,688)	1,168
Net cash provided by (used in) financing activities	4,467	8,006	(925)
Net decrease in cash and cash equivalents	(28,236)	(2,893)	(3,445)
Cash, cash equivalents and restricted cash at beginning of year	40,729	12,493	9,600
Cash, cash equivalents and restricted cash at end of year	$12,493	$9,600	$6,154

Net cash used in operating activities for 2020 was $4.3 million, compared to $8.2 million in 2019 and $32.7 million in 2018. In 2020, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $11.4 million were changes in certain working capital accounts, principally a decrease in accounts receivable-margin clients of $2.9 million due from the Hong Kong brokerage services.

In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $12.7 million were changes in certain working capital accounts, principally a decrease in accounts receivable-margin clients of $1.4 million due from the Hong Kong brokerage services.

In 2018, the principal items accounting for the difference between our net cash used in operating activities and our net loss of $22.5 million were changes in certain working capital accounts, principally an increase in accounts receivable-margin clients of $6.8 million due from the Hong Kong brokerage services.

Net cash provided in investing activities was $1.2 million in 2020, compared to $2.7 million in 2019, and compared to net cash provided by investing activities of $106,411 in 2018. In 2020, net cash provided in investing activities was primarily due to proceeds from sales of short-term investment.

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

Net cash used by financing activities was $0.9 million in 2020, compared to $8.0 million and $4.5 million in 2019 and 2018, respectively. We paid no dividends to our noncontrolling shareholders in 2020, 2019 and 2018.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.

Capital resources

Our principal capital expenditures for 2018, 2019 and 2020 consisted primarily of purchases of servers, workstations, computers, computer software and other items related to our network infrastructure for a total of approximately $0.3 million, $1.6 million and $0.1 million, respectively.

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

As a result of the above and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The restricted portion amounted to approximately $47.7 million as of December 31, 2020.

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

A summary table, by respective denomination, is set forth below, including: (1) cash and cash equivalents held inside of the PRC; (2) cash and cash equivalents held by VIEs and VIEs’ subsidiaries in the PRC; and (3) cash and cash equivalents held outside of the PRC, as of December 31, 2019 and 2020, respectively:

	For the year ended December 31,
	2019	2020
Cash and cash equivalents held inside of the PRC
Denomination in RMB	$948,022	$3,501,784
Denomination in foreign currencies	$12	$12
Cash and cash equivalents held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$481,616	$2,995,224
Denomination in foreign currencies	—	—
Cash and cash equivalents held outside of the PRC
Denomination in RMB	$293,680	$1,402,191
Denomination in foreign currencies	$8,358,110	$1,250,512

C. Research and development.

In the three years ended December 31, 2018, 2019 and 2020, our product development expenses were $13.9 million, $9.1 million and $8.1 million, respectively. The decrease in product development expenses was mainly due to improved efficiency after the consolidation of the R&D team. Our research and development efforts consist of continuing to:

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

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into arrangements relating to office premises leasing and data purchase agreement. The following sets forth our known contractual obligations as of December 31, 2020 and as of the types that are specified below:

	Office Premises	Data Purchase	Total
Less than 1 year	$1,672,536	$1,711,363	$2,998,948
1 - 3 years	660,156	3,121,958	3,751,175
3 - 5 years

Apart from such premises and data purchase, as of December 31, 2020, we did not have any long-term debt obligations, capital (finance) lease obligations, purchase obligations or any other long-term liabilities reflected on our balance sheets with durations to maturity as are set forth in the chart directly above.

G. Safe harbor.

See the section headed “Forward-Looking Information”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth the name, age and position of each director and executive officer as of the date of this report.

Name	Age	Position
Zhiwei Zhao	57	Chairman of the Board of Directors and Chief Executive Officer
Jun (Jeff) Wang	50	Director
Z. James Chen (1)	55	Independent Director
Yaowei Zhang (1) (2) (3)	58	Independent Director
Jingming Zhao (1) (2) (3)	49	Independent Director
Ying Zhu	36	Acting Chief Financial Officer

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominations committee

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

Jun (Jeff) Wang has served as our director since May 2012. Mr. Wang is president of Neptune Vale Holdings, a company focusing on investment in early stage companies in technology and consumer sectors. Mr. Wang served as our Chief Financial Officer from August 15, 2006 to May 16, 2017 and was appointed to serve as a member of our Board in May 2012.  Mr. Wang was a Senior Manager at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that, Mr. Wang provided consulting services at Deloitte’s Beijing, London and New York offices. Mr. Wang now serves as independent director and chairman of audit committee on the Board of Secoo Holdings, an online integrated upscale products and services company listed on NASDAQ.  Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University.

Z. James Chen has served as our director since June 2015. He has served as the chief executive officer and the chief financial officer of Origin Agritech from 2018 to 2020 and from 2012 to 2016.  Dr. Chen’s previous professional experience includes CFO of Yunji Inc., a fast-growing e-commerce business, investment manager at the Abu Dhabi Investment Authority (ADIA), and senior equity analyst positions at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”) is a member of American Institute of Certified Public Accounts ("AICPA").

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

Jingming Zhao has served as our director since May 2021. He has been the Founder and General Manager of Beijing Guotai Venture Capital Investment Co., Ltd. since March 2003. He has been the Chairman of the Board of Beijing Cashflowcap Asset Management Co., Ltd. since February 2013. Mr. Zhao graduated with a Bachelor of Engineering from Taiyuan University of Technology. Mr. Zhao obtained his EMBA degrees from School of Economics and Management of Tsinghua University and PBC School of Finance of Tsinghua University, respectively.

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

In 2020, the amount of expense related to directors and executive officers’ compensation was approximately $485,567. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with our chief executive officer. The change in control agreements provide that if after a change-of-control of our Company has occurred, resulting in the chief executive officer being terminated without cause or resigns for good reason, we are obligated to provide severance benefits to the chief executive officer.

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

Directors’ and officers’ liability insurance

We have renewed directors’ and officers’ liability insurance on behalf of our directors and officers that will expire in February 2022.

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

Under the 2004 Plan, as of December 31, 2020, we have a total number of 11,137,700 options that are currently vested and exercisable for ordinary shares.

The table below sets forth the options and restricted shares grants made to our current directors and executive officers as of December 31, 2020 pursuant to the 2004 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	1,800,000	$0.250	July 15, 2013	July 15, 2023
	450,000	$—	January 2, 2014	January 2, 2024
Jun (Jeff) Wang	1,500,000	$0.250	July 15, 2013	July 15, 2023
	350,240	$—	January 2, 2014	January 2, 2024
Ying Zhu	50,000	$0.250	July 15, 2013	July 15, 2023

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

During 2018, 2019 and 2020, the Company granted 280,000, nil and nil stock options under the 2014 Plan, respectively. We have a total number of 2,234,600 options that are currently vested and exercisable for ordinary shares as of December 31, 2020.

In 2018, 2019 and 2020, the Company granted 1,900,000, 8,000,000 and nil restricted shares to eligible persons under the 2014 Plan, respectively. As of December 31, 2020, 10,986,500 shares were vested, of which 1,602,545 shares were issued.

The table below sets forth the stock options and restricted shares grants made to our current directors and executive officers as of December 31, 2020 pursuant to the 2014 Plan:

	Number of ordinary Shares to be issued upon exercise of options/vest of restricted shares	Exercise price per ordinary share	Date of grant	Date of expiration
Zhiwei Zhao	*	$—	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
	*	$—	December 28, 2018	December 28, 2028
	2,650,000	$—	December 03, 2019	December 03, 2029
Z. James Chen	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Yaowei Zhang	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Jun (Jeff) Wang	*	$—	November 16, 2015	November 16, 2025
	*	$—	December 03, 2019	December 03, 2029
Ying Zhu	*	$—	August 08, 2014	August 08, 2024
	*	$—	November 16, 2015	November 16, 2025
	*	$0.348	December 01, 2017	December 01, 2027
	*	$—	December 28, 2018	December 28, 2028
	*	$—	December 03, 2019	December 03, 2029

*	Upon vesting of stock options and restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

2007 Equity Incentive Plan

As of December 31, 2020, we had granted restricted stock awards covering 10,558,493 of our ordinary shares to our eligible employees pursuant to our 2007 Equity Incentive Plan. In order to bind the employees together in achieving the common goal, the ordinary shares are held by C&F International Holdings Limited for the benefit of the whole group of eligible employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhiwei Zhao. As of December 31, 2020, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan.

The table below sets forth the shares issued and allotted to selected employees pursuant to the Plan:

Name	Number	Percent
Selected Employees
Zhiwei Zhao	8,958,493	7.34%
Jun (Jeff) Wang	*	*
Caogang Li	*	*
All executive officers as a group (3 persons)	10,558,493	8.65%

1,099,555 vested ordinary shares remain unissued as of December 31, 2018, December 31, 2019 and December 31, 2020.

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

C. Board practices.

In 2020, our directors met in person or passed resolutions by unanimous written consent total of four times. No director is entitled to any severance benefits upon termination of his directorship with us. Our board of directors has also concluded that Dr. Z. James Chen meets the criteria for an “audit committee financial expert” as established by the SEC.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit committee. Our audit committee currently consists of Dr. Z. James Chen, Dr. Yaowei Zhang and Mr. Jingming Zhao. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our audit committee is responsible for, among other things:

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

Compensation committee. Our current compensation committee consists of Dr. Yaowei Zhang and Mr. Jingming Zhao. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our compensation committee is responsible for:

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

Nominations committee. Our current nominations committee consists of Dr. Yaowei Zhang and Mr. Jingming Zhao. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a) (2). Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

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

Name	Age	Position	Expiration of Term
Zhiwei Zhao	57	Chairman of the Board of Directors and Chief Executive Officer	-
Jun (Jeff) Wang	50	Director	Date of 2022 annual general meeting
Z. James Chen	55	Director	Date of 2022 annual general meeting
Yaowei Zhang	58	Director	Date of 2021 annual general meeting
Jingming Zhao	49	Director	Date of 2021 annual general meeting
Ying Zhu	36	Acting Chief Financial Officer	-

D. Employees.

As of December 31, 2018, 2019 and 2020, we employed approximately 476, 493 and 441 employees. China enacted a Labor Contract Law, which became effective on January 1, 2008. We have updated our employment contracts and employee handbook and are in compliance with the law. We work with the employees to ensure that the employees obtain the full benefit of the Labor Contract Law and its implementation rules. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees. See “Item 3.D. Key Information — Risk Factors — Risks relating to doing business in the People’s Republic of China — PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our labor costs.”

E. Share ownership.

As of December 31, 2020, 122,098,018 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 2,201,960 of our ADSs were outstanding.

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

Number of Shares Beneficially Owned Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	33,474,983	27.42%
Z. James Chen	*	*
Yaowei Zhang	*	*
Jingming Zhao	—	—
Jun (Jeff) Wang	2,200,240	1.80%
Ying Zhu	1,223,000	1.00%
All current directors and executive officers as of December 31, 2020 as a group (6 persons)	37,458,223	30.68%
5% Shareholder
Zhiwei Zhao (1)	33,474,983	27.42%
IDG Technology Venture Investment, LP (2)	6,723,115	5.51%
Jianping Lu (3)	7,156,121	5.86%
Ling Zhang (4)	8,746,370	7.16%

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2020, would beneficially own less than 1% of our ordinary shares.

(1)

Mr. Zhiwei Zhao is considered the beneficial owner of 33,474,983 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 4,815,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2020.

(2)

Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. as of December 31, 2019, in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 11, 2019. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC.  IDG Technology Venture Investments, LLC, Chi Sing Ho and Quan Zhou may deemed have beneficial ownership of our shares held by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company; 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297.

(3)

Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(4)

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

As of December 31, 2020, and April 9, 2021, we had 122,098,018 ordinary shares issued and outstanding, respectively, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 90.17% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

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

As of December 31, 2018, 2019 and 2020, we had no amount due from related parties which represented the interest free loans to the noncontrolling shareholders. All the loans were for temporary cash turnover purpose and were received within the respective fiscal year. As of December 31, 2018, 2019 and 2020, we also had no amount due to related parties.

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

On June 2, 2019, one of our subsidiaries, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. and its Beijing Consulting Branch Company were sued by Lin Zhang, a PRC citizen in a lawsuit filed in Xicheng District People’s Court in Beijing, PRC (the “Court”) claiming that his/her trading activities in the trading system of Haixi Commodity Trading are invalidated and the defendants shall return the transaction amount in the aggregate of RMB2,729,996 (approximately $391,000). The defendants filed an application for objection to jurisdiction to the Court on October 24, 2019. The Court then issued a civil ruling No. 22769 of Beijing 0102 Minchu (2019) on May 6, 2020, and transferred the case to the Gulou District People's Court in Fuzhou City, Fujian Province, PRC for trial. The plaintiff appealed the ruling of the venue in July 2020 and was denied by the court in December 2020. This case remains in its preliminary stage. We intend to defend the actions vigorously. If the final ruling is against us, it may result in adverse effect on our financial position, results of operations or cash flows.

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

B. Significant changes since December 31, 2020.

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

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2019 and 2020, we were not a passive foreign investment company (“PFIC”) for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Our future interest income may fall short of expectations due to adverse changes in interest rates. With respect to cash and cash equivalents as of December 31, 2020, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $18,141 to nil. In addition, with respect to cash and cash equivalents as of December 31, 2019, a hypothetical 1% (100 basis-point) decrease in interest rates would have decreased our interest income for the year then ended from $33,397 to nil.

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

We have recorded foreign exchange loss of $227,336 in net income in 2020, due to the recent revaluation of RMB against the U.S. dollar by Chinese government. On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to that of U.S. dollar. Under the new policy, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. As a result, the Renminbi appreciated approximately 5.0%, 1.6% and (6.5) % against the U.S. dollar in 2018, 2019 and 2020, respectively, and may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term. Since we have not engaged in any hedging activities, we may experience economic loss as a result of any foreign currency exchange rate fluctuations. As of December 31, 2020, we had cash, cash equivalents and restricted cash of US$4.9 million (approximately RMB32.0 million) which were denominated in RMB at the exchange of $1.00 for RMB6.5249 and US$1.3 million which were denominated in foreign currencies. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, cash, cash equivalents and restricted cash denominated in RMB would have decreased to $4.9 million as of December 31, 2020.

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

Based upon this evaluation, our management including our chief executive officer and the acting chief financial officer (the person performing the functions of the principal financial officer), has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective due to a material weakness as described below.

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

Under the supervision of our chief executive officer and the acting chief financial officer (the person performing the functions of the principal financial officer), our management conducted an assessment of our internal control over financial reporting as of December 31, 2020, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to: a) insufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and b) insufficient evidence to support the performance of controls and the adequacy of review procedures, including the completeness and accuracy of information used in the performance of controls.

To remediate the identified material weakness, we have begun to, and will continue to provide relevant US GAAP trainings to the current corporate accounting team; review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements more frequently.

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting that occurred during the fiscal 2020 year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

Our board of directors has concluded that Mr. Z. James Chen, an independent director of our company and a member of our audit committee, meets the criteria for an “audit committee financial expert” as established by the U.S. SEC.

Mr. Z. James Chen will not be deemed an “expert” for any purpose, including, without limitation, for purposes of section 11 of the Securities Act as a result of being designated or identified as an audit committee financial expert. The designation or identification of Z. James Chen as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the audit committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Z. James Chen as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent accountant for the audit of our annual financial statements for fiscal year ended December 31, 2018, 2019 and 2020 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table sets forth the aggregate fees by category specified below in connection with certain professional services for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

		For the Year Ended December 31,
	2020		2019		2018
Audit Fees(1)	US$	403,180	US$	403,000	US$	420,000
Audit Related Fees		—		—		—
Tax Fees		—		—		—
All Other Fees		—		—		—

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

4.63

Restricted Stock Issuance and Allocation Agreement - 2007 Equity Incentive Plan (incorporated by reference to Appendix B of Exhibit 99.1 from our Form 6-K (File No. 000-50975) filed with the Securities and Exchange Commission on May 30, 2014)

4.64

Translation of Strategic Cooperation Framework Agreement about Precious Metals Business dated on December 23, 2014 among Fujian Zhengjin, Tianjin Zhengjin, Du Shihong and Bai Xuefeng (incorporated by reference to Exhibit 4.109 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.65

Translation of Reorganization Framework Agreement dated on June 1, 2014 among Stockstar Wealth Management, Shanghai Excellence Advertising Co., Ltd. and Golden Pioneer (Beijing) Network Technology Co. Ltd. (incorporated by reference to Exhibit 4.110 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.66

Translation of Reorganization Framework Agreement dated on June 1, 2014 among China Finance Online Co. Limited and Shanghai Excellence Advertising Co., Ltd. (incorporated by reference to Exhibit 4.111 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.67

Translation of Business Cooperation Framework Agreement dated on April 24, 2014 between CITIC Securities Co., Ltd and China Finance Online Co., Ltd. (incorporated by reference to Exhibit 4.112 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.68

Translation of Online Securities Business Cooperation Agreement between Zhongshan Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.113 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.69

Translation of Online Securities Business Cooperation Agreement between Greatwall Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.114 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.70

Translation of Online Securities Business Cooperation Agreement between China International Capital Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.115 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.71

Translation of Online Securities Business Cooperation Agreement between Heng Tai Securities Co. Ltd. and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.116 from our 2014 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2015)

4.72

Translation of Sale & Purchase Agreement dated March 30, 2015 about the 100% Equity of Rifa Futures and Rifa Wealth Management between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.115 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.73

Translation of the First Supplement dated April 9, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.116 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.74

Translation of the Second Supplement dated September 28, 2015 between Rifa Capital International Co., Ltd., Rifa Management Limited, Tianfeng Securities Co., Ltd. and CFO Fuhua. (incorporated by reference to Exhibit 4.117 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.75

Translation of the Agreement on Enforcement of Arbitration Award dated on December 9, 2015 among CFO Huiying, Langfang Shengshi Real Estate Development Co., Ltd. and Beijing Bluestone Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.118 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.76

Translation of the Reorganization Framework Agreement dated May 4, 2015 between China Finance Online Co. Limited, Danford (H.K.) Limited, Dongjin Investment Co., Ltd., Beijing Cairuitong Technology Co., Ltd., Caifu Xinying (Beijing) Technology Co., Ltd. and Beijing Cowboy Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.119 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.77

Translation of Share Transfer Agreement dated on May 25, 2015 between Beijing Glory Technology Co., Ltd. and Shanghai Zheshang Business Consulting Co., Ltd. (incorporated by reference to Exhibit 4.120 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.78

Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.121 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.79

Translation of Share Transfer Agreement dated on May 25, 2015 between CFO Qicheng and Shanghai Ever Bright Yan Ze Venture Capital Enterprise (limited partnership). (incorporated by reference to Exhibit 4.122 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.80

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Shanghai Ever Bright Fu Yi Venture Capital Enterprise (limited partnership) (incorporated by reference to Exhibit 4.123 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.81

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Beijing Leshi Excellence Investment Management Partnership. (incorporated by reference to Exhibit 4.124 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.82

Translation of Share Transfer Agreement dated on May 25, 2015 between Shenzhen Shangtong Software Co., Ltd. and Xiaoming Wang (incorporated by reference to Exhibit 4.125 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.83

Translation of the Framework Agreement dated December 11, 2015 about the reorganization and sale & purchase of stockstar.com related business (incorporated by reference to Exhibit 4.126 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.84

Translation of the Share Transfer Agreement dated August 27, 2015 by and among CFO Meining and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.127 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.85

Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhang Na and Beijing Glory Technology Co., Ltd. (incorporated by reference to Exhibit 4.128 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.86

Translation of the Share Transfer Agreement dated August 27, 2015 by and among Zhao Xun and Beijing Premium Technology Co., Ltd. (incorporated by reference to Exhibit 4.129 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.87

Translation of the Share Transfer Agreement dated December 10, 2015 by and among CFO Meining, Zhiwei Zhao, Jun Wang, Tibet Fortune Jinyuan Network Technology Co., Ltd. and Zhongcheng Futong Co., Ltd. (incorporated by reference to Exhibit 4.130 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.88

Translation of the Termination Agreement dated September 20, 2015 by and among CFO Chongzhi and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.131 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.89

Translation of the Termination Agreement dated September 20, 2015 by and among CFO Chongzhi, Na Zhang, Xun Zhao and Shanghai Stockstar Information & Technology Co., Ltd. terminating certain purchase option and cooperation agreement, loan agreement and share pledge agreement. (incorporated by reference to Exhibit 4.132 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.90

Translation of the Termination Agreement dated December 8, 2015 by and between CFO Software and CFO Securities Consulting terminating certain strategic consulting and service agreement, the technical support agreement and the operation agreement. (incorporated by reference to Exhibit 4.133 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.91

Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Zhiwei Zhao, and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.134 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.92

Translation of the Termination Agreement dated December 8, 2015 by and among CFO Software, Jun Wang and CFO Securities Consulting terminating certain loan agreement and the purchase option and cooperation agreement. (incorporated by reference to Exhibit 4.135 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.93

Translation of the Share Transfer Agreement dated December 24, 2015 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., Shanghai EBI Capital Co., Ltd. and Xiaoming Wang. (incorporated by reference to Exhibit 4.136 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.94

Translation of the Sale & Purchase Agreement dated April 8, 2016 about the 100% equity of  Rifa Wealth Management between Rifa Management Limited and Tianfeng Securities Co., Ltd. (incorporated by reference to Exhibit 4.137 from our 2015 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2016)

4.95

Translation of the Equity Transfer Agreement dated January 12, 2016 by and among CFO Fuhua, Shanghai Fenxin Information Technology Co., Ltd. and Tibet Fortune Jinyuan Network Technology Co., Ltd. regarding the transfer of equities in CFO Meining. (incorporated by reference to Exhibit 4.138 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.96

Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd., and Shanghai Jiuyi Ruotong Start-up Investment Enterprise (limited partnership) regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.139 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.97

Translation of the Equity Transfer Agreement dated April 28, 2016 by and among Tibet Fortune Jinyuan Network Technology Co., Ltd. and Shanghai Jiuyi Yonglin Investment Management Enterprise, regarding the transfer of equities in Shanghai Fenxin Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.140 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.98

Translation of Loan Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei and Cheng Shichao. (incorporated by reference to Exhibit 4.147 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.99

Translation of Purchase Option and Cooperation Agreement dated August 1, 2016 among Fortune Software (Beijing) Co., Ltd., Cui Wei, Cheng Shichao and Beijing Huizhi Fortune Technology Co., Ltd. (incorporated by reference to Exhibit 4.148 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.100

Translation of Share Pledge Agreement dated August 1, 2016 among Cui Wei, Cheng Shichao and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.149 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.101

Translation of Operation Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd. (incorporated by reference to Exhibit 4.150 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.102

Translation of Technical Support Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd. (incorporated by reference to Exhibit 4.151 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.103

Translation of Strategic Consulting and Service Agreement dated August 1, 2016 between Fortune Software (Beijing) Co., Ltd. and Beijing Huizhi Fortune Technology Co., Ltd. (incorporated by reference to Exhibit 4.152 from our 2016 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 28, 2017)

4.104

Translation of Termination Agreement regarding the Strategic Consulting and Service Agreement, Technical Support Agreement and Operation Agreement dated July 25, 2017 between Beijing CFO Glory Technology Co., Ltd. and Zhongheng Xintai (Beijing) Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.154 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.105

Translation of Equity Pledge Contract dated November 23, 2016 between Ying Zhu and Zhengyong Information & Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.155 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.106

Translation of Equity Transfer Agreement dated November 23, 2016 between Yi Yang and Ying Zhu (incorporated by reference to Exhibit 4.156 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.107

Translation of Framework Agreement for Exercise of Right of First Refusal dated November 23, 2016 among Yi Yang, Ying Zhu, Shenzhen Newrand Securities Advisory and Investment Co., Ltd. and Zhengyong Information & Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.157 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.108

Translation of Right of First Refusal & Cooperation Agreement dated November 23, 2016  among Zhengyong Information & Technology (Shanghai) Co., Ltd., Ying Zhu and Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (incorporated by reference to Exhibit 4.158 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.109

Translation of Loan Agreement dated November 23, 2016 between Zhengyong Information & Technology (Shanghai) Co., Ltd. and Ying Zhu (incorporated by reference to Exhibit 4.159 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.110

Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang (incorporated by reference to Exhibit 4.160 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.111

Translation of Loan Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang and Jing Zhang (incorporated by reference to Exhibit 4.161 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.112

Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.162 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.113

Translation of Technical Support Agreement dated April 20, 2017 between Rifa Yunling (Beijing) Technology Co. Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.163 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.114

Translation of Equity Pledge Contract dated April 20, 2017 among Xiaowei Wang, Jing Zhang and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.164 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.115

Translation of Equity Transfer Agreement dated April 20, 2017 among Beijing CFO Glory Technology Co., Ltd., Xiaowei Wang and Jing Zhang (incorporated by reference to Exhibit 4.165 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.116

Translation of Right of First Refusal & Cooperation Agreement dated May 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaowei Wang, Jing Zhang and Rifa Yunling (Beijing) Technology Co. Ltd. (incorporated by reference to Exhibit 4.166 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.117

Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Rifa Yunling (Beijing) Technology Co. Ltd. (incorporated by reference to Exhibit 4.167 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.118

Translation of Loan Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun and Si Wang (incorporated by reference to Exhibit 4.168 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.119

Translation of Strategic Consulting and Service Agreement dated April 20, 2017 between Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.169 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.120

Translation of Technical Support Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd.  and Shenzhen Ganlanren Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.170 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.121

Translation of Equity Pledge Contract dated April 20, 2017 among Xiaoqiao Sun, Si Wang and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.171 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.122

Translation of Right of First Refusal & Cooperation Agreement dated April 20, 2017 among Fortune Software (Beijing) Co., Ltd., Xiaoqiao Sun, Si Wang and Shenzhen Ganlanren Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.172 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.123

Translation of Operation Agreement dated April 20, 2017 between Fortune Software (Beijing) Co., Ltd. and Shenzhen Ganlanren Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.173 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.124

Translation of Agreement for the Implementation of the Framework Agreement for Exercise of Right of First Refusal dated April 20, 2017 among Si Wang, Shenzhen Ganlanren Investment Management Co., Ltd. and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.175 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.125

Translation of Equity Pledge Contract dated June 21, 2017 between Zaisi Cui and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.176 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.126

Translation of Equity Transfer Agreement dated June 21, 2017 between Si Wang and Zaisi Cui (incorporated by reference to Exhibit 4.177 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.127

Translation of Right of First Refusal & Cooperation Agreement dated June 21, 2017 among Fortune Software (Beijing) Co., Ltd., Zaisi Cui and Shenzhen Ganlanren Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.178 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.128

Translation of Loan Agreement dated June 21, 2017 between Fortune Software (Beijing) Co., Ltd. and Zaisi Cui (incorporated by reference to Exhibit 4.179 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.129

Translation of Shareholder Contribution Agreement of JRJ (Zhuhai) Asset Management Co., Ltd. dated December 18, 2017 among China Finance Online (Beijing) Co., Ltd., Zhuhai Jinshi Zhongrui Investment Co., Ltd., Shenzhen Thinking Power Investment Co., Ltd., and Shenzhen Jinghong Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.180 from our 2017 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 27, 2018)

4.130

Translation of the Share Purchase Agreement dated November 2018 between China Finance Online Co. Limited and West Platinum Limited (incorporated by reference to Exhibit 4.182 from our 2018 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 26, 2019)

4.131

Translation of Framework Agreement for Exercise of Right of First Refusal dated October 1, 2018 among Zaisi Cui, Xiaoqiao Sun, Fortune Software (Beijing) Co., Ltd., and Shenzhen Ganlanren Investment Management Co., Ltd. (incorporated by reference to Exhibit 4.183 from our 2018 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on April 26, 2019)

4.132

Translation of Strategic Consulting Service Agreement dated July 11, 2018 between CFO Newrand and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.132 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.133

Translation of Operation Agreement dated July 11, 2018 between Fortune Software (Beijing) Co., Ltd. and CFO Newrand (incorporated by reference to Exhibit 4.133 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.134

Translation of Right of First Refusal & Cooperation Agreement dated July 11, 2018 among Ying Zhu, Lin Yang, CFO Newrand and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.134 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.135

Translation of Technical Support Agreement dated July 11, 2018 between Fortune Software (Beijing) Co., Ltd. and CFO Newrand (incorporated by reference to Exhibit 4.135 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.136

Translation of Equity Pledge Contract dated July 11, 2018 among Lin Yang, Ying Zhu and Fortune Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.136 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.137

Translation of Loan Agreement dated July 11, 2018 among Fortune Software (Beijing) Co., Ltd., Ying Zhu and Lin Yang (incorporated by reference to Exhibit 4.137 from our 2019 Annual Report on Form 20-F (File No.000-50975) filed with the Securities and Exchange Commission on May 29, 2020)

4.138*	Form of China Finance Online Co. Limited Indemnification Agreement for Directors and Officers
8.1*	List of Principal Subsidiaries and Significant PRC-Incorporated Affiliates
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.
15.2*	Consent of Jincheng Tongda & Neal Law Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
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

CHINA FINANCE ONLINE CO. LIMITED

Date: May 17, 2021	/s/ Ying Zhu
	Name:	Ying Zhu
	Title:	Acting Chief Financial Officer
(Principal Financial Officer and Duly Authorized Signatory)

CHINA FINANCE ONLINE CO. LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2019 and 2020

CHINA FINANCE ONLINE CO. LIMITED

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Finance Online Co. Limited.

Beijing, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Finance Online Co. Limited, its subsidiaries, its variable interest entities(“VIEs”) and its VIEs’ subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company’s revenue included brokerage services, financial information and advisory services, and advertising revenues.

We identified revenue recognition as a critical audit matter because: (i) the terms of the Company’s revenue contracts differ in multiple revenue streams, and (ii) complexities of information technology systems used to process and report revenue amounts within the Company’s multiple revenue streams. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical matter included:

•	Evaluating management’s accounting policies and practices including the reasonableness of management’s judgments and assumptions relating to the evaluation of performance obligations.
•

Testing a sample of revenue contracts and underlying order documents to assess the appropriateness of revenue recognition including testing the completeness and accuracy of underlying data used to process and record revenue transactions.

•	Testing general IT controls and the interface of data between IT systems used to process and record revenues transactions.

Impairment Assessment of Investments

As described in Note 2 to the consolidated financial statements, the Company has investments without readily determinable fair value and investments accounted for using the equity method of accounting. For the year ended December 31, 2020, in response to impairment triggering events, the Company performed impairment assessment and recorded impairment charges of $449,432 and $710,392 to reduce the carrying value of the investments without readily determinable fair value and equity method investments, respectively.

We identified management’s judgments used in the impairment assessment as a critical audit matter. Impairment assessment requires management to estimate significant assumptions including future revenue and terminal growth rates and discount rates to estimate future cash flows. Auditing management’s significant assumptions used in the impairment assessment involved especially challenging and subjective auditor judgment including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical matter included:

•

Assessing the reasonableness of methodologies used by management to determine fair value, evaluating the reasonableness of significant assumptions used to develop cash flow forecasts and testing the underlying data used by the Company.

•

Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness and relative weighting of the income and market approaches, and (ii) evaluating the reasonableness of the discount rate and terminal growth rate used in the income approach.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2014.

Beijing, China

May 17, 2021

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share-related data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$9,599,824	$6,154,499
Prepaid expenses and other current assets	2,412,941	3,175,281
Trust bank balances held on behalf of customers	36,987,484	34,309,103
Accounts receivable - margin clients, net of allowance for expected credit losses of $1,153,521 and $2,162,339 in 2019 and 2020, respectively	13,451,583	10,545,377
Accounts receivable - others, net of allowance for expected credit losses of $234,439 and $252,324 in 2019 and 2020, respectively	12,382,170	14,067,201
Short - term investments	1,146,756	—
Total current assets	75,980,758	68,251,461
Property and equipment, net	4,271,733	3,345,751
Acquired intangible assets, net	74,477	63,589
Equity investments without readily determinable fair value	1,605,459	1,241,398
Equity method investment, net	766,583	—
Right-of-use assets	3,988,004	2,073,263
Rental deposits	769,961	792,702
Goodwill	108,416	108,901
Guarantee fund deposits	218,293	219,270
Deferred tax assets	1,380,842	1,860,971
Total assets	$89,164,526	$77,957,306
Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,060,844 and $12,326,306 as of December 31, 2019 and December 31, 2020, respectively)	$8,854,985	$13,157,404
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,068,001 and $7,370,111 as of December 31, 2019 and December 31, 2020, respectively)	14,400,050	16,626,312
Amounts due to customers for the trust bank balances held on their behalf (including amounts due to customers for the trust bank balances held on their behalf of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,109,546 and $2,351,030 as of December 31, 2019 and December 31, 2020, respectively)	36,987,484	34,309,103
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $184,720 and $337,787 as of December 31, 2019 and December 31, 2020, respectively)	6,741,181	4,024,179
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,604,241 and $524,780 as of December 31, 2019 and December 31, 2020, respectively)	2,242,757	1,727,228
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $44,128 and $56,291 as of December 31, 2019 and December 31, 2020, respectively)	177,151	86,170
Total current liabilities	69,403,608	69,930,396
Loan from third party	3,019,863	3,193,610
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2019 and December 31, 2020, respectively)	151,490	113,793
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2019 and December 31, 2020, respectively)	14,211	12,547
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $741,269 and $235,666 as of December 31, 2019 and December 31, 2020, respectively)	1,447,328	67,910
Total liabilities	$74,036,500	$73,318,256
Leases and contingencies (Note 21)
Shareholders' equity:
China Finance Online Co. Limited shareholders’ equity:
Ordinary shares (122,098,018 and 122,098,018 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	57,006,534	57,006,534
Additional paid-in capital	36,925,874	37,813,172
Accumulated other comprehensive income	6,412,555	6,286,949
Retained deficits	(75,189,077)	(85,747,246)
Total shareholders’ equity attributable to China Finance Online Co. Limited shareholders	25,155,886	15,359,409
Noncontrolling interest	(10,027,860)	(10,720,359)
Total shareholders' equity	15,128,026	4,639,050
Total liabilities and shareholders’ equity	$89,164,526	$77,957,306

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars, except share-related data)

	Years ended December 31,
	2018	2019	2020
Net revenues
Hong Kong brokerage services revenues	$22,343,950	$15,799,347	$12,110,117
Financial information and advisory services revenues	14,891,267	10,674,164	17,465,197
Advertising revenues	7,312,947	8,310,150	9,176,706
Mutual funds distribution revenues	879,802	735,129	1,281,077
Others	49,960	—	—
Total revenue from external customers	45,477,926	35,518,790	40,033,097
Cost of revenues	16,841,915	12,974,135	14,326,803
Gross profit	28,636,011	22,544,655	25,706,294
Operating expenses:
General and administrative (including share-based compensation of $1,829,364, $977,519 and $827,657 for 2018, 2019 and 2020, respectively)	14,254,137	12,186,108	11,340,895
Product development (including share-based compensation of $191,708, $62,298 and $113,796 for 2018, 2019 and 2020, respectively)	13,924,460	9,144,180	8,109,188
Sales and marketing (including share-based compensation of $219,440, $74,011 and $45,379 for 2018, 2019 and 2020, respectively)	22,065,504	13,363,921	17,419,252
Total operating expenses	50,244,101	34,694,209	36,869,335
Loss from operations	(21,608,090)	(12,149,554)	(11,163,041)
Interest income	96,679	33,397	18,141
Interest expense	(1,101)	—	—
Exchange gain (loss), net	246,680	(134,172)	(227,336)
Loss on the interest sold and retained noncontrolling investment	(1,186,852)	(299,645)	—
Loss from equity investments without readily determinable fair value	—	—	(449,432)
Income (Loss) from equity method investment	470	391	(775,269)
Other income, net	34,498	22,692	1,064,127
Loss before income tax expense	(22,417,716)	(12,526,891)	(11,532,810)
Income tax benefit (expense)	(52,779)	(216,857)	182,602
Net loss	$(22,470,495)	$(12,743,748)	$(11,350,208)
Less: net loss attributable to the noncontrolling interest	(2,520,375)	(1,480,927)	(792,039)
Net loss attributable to China Finance Online Co. Limited	$(19,950,120)	$(11,262,821)	$(10,558,169)
Net loss per share attributable to China Finance Online Co. Limited
Basic and Diluted	$(0.18)	$(0.10)	$(0.09)
Weighted average shares used in calculating net loss per share
Basic and Diluted	113,883,030	114,687,282	115,060,781
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(362,398)	120,762	(125,606)
Net unrealized gain (loss) from short-term investments available-for-sale	(72,755)	11,743	599
Less: reclassification adjustment for net unrealized (gains) losses included in net income	72,755	(11,743)	(599)
Other comprehensive income (loss), net of tax	(362,398)	120,762	(125,606)
Comprehensive loss	(22,832,893)	(12,622,986)	(11,475,814)
Less: comprehensive loss attributable to the noncontrolling interest	(2,520,375)	(1,480,927)	(792,039)
Comprehensive loss attributable to China Finance Online Co. Limited	$(20,312,518)	$(11,142,059)	$(10,683,775)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share-related data)

			Additional	Accumulated other	Retained	Total shareholders' equity attributable to	Non
	Ordinary shares		paid-in	comprehensive	earnings/	China Finance Online Co. Limited	controlling	Total shareholders'
	Shares	Amount	capital	income (loss)	(deficits)	shareholders	interest	equity
Balance as of January 1, 2018	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682	$(8,335,071)	$45,711,611
Exercise of share options by employees	—	600	—	—	—	600	—	600
Share-based compensation	—	—	1,710,912	—	—	1,710,912	529,600	2,240,512
Deconsolidation	—	—	—	—	—	—	1,216,007	1,216,007
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)	—	(362,398)
Net loss	—	—	—	—	(19,950,120)	(19,950,120)	(2,520,375)	(22,470,495)
Balance as of December 31, 2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676	$(9,109,839)	$26,335,837
Issuance of ordinary shares for the plan of share options and restricted shares	4,000,000	520	—	—	—	520	—	520
Exercise of share options by employees	—	4,997	—	—	—	4,997	—	4,997
Share-based compensation	—	—	846,752	—	—	846,752	267,076	1,113,828
Deconsolidation	—	—	—	—	—	—	295,830	295,830
Foreign currency translation adjustment	—	—	—	120,762	—	120,762	—	120,762
Net loss	—	—	—	—	(11,262,821)	(11,262,821)	(1,480,927)	(12,743,748)
Balance as of December 31, 2019	122,098,018	$57,006,534	$36,925,874	$6,412,555	$(75,189,077)	$25,155,886	$(10,027,860)	$15,128,026
Share-based compensation	—	—	887,293	—	—	887,293	99,540	986,833
Foreign currency translation adjustment	—	—	—	(125,606)	—	(125,606)	—	(125,606)
Fractional shares sold	—	—	5	—	—	5	—	5
Net loss	—	—	—	—	(10,558,169)	(10,558,169)	(792,039)	(11,350,208)
Balance as of December 31, 2020	122,098,018	$57,006,534	$37,813,172	$6,286,949	$(85,747,246)	$15,359,409	$(10,720,359)	$4,639,050

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

CHINA FINANCE ONLINE CO. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2018	2019	2020
Operating activities:
Net loss	$(22,470,495)	$(12,743,748)	$(11,350,208)
Adjustments to reconcile net loss to net cash provided by Operating activities:
Share-based compensation	2,240,512	1,113,828	986,833
Depreciation and amortization	1,697,700	1,214,354	1,128,014
Provision of allowance for doubtful accounts	(149,429)	(1,226,833)	(1,139,658)
Loss from equity investments without a readily determinable fair value	—	—	449,432
Income (Loss) from equity method investment	(470)	(391)	775,269
(Gain) Loss from short-term investments	72,755	(11,743)	(599)
Deferred taxes	(116,254)	72,770	(385,654)
Loss on disposal of property and equipment	854,160	367,221	10,054
Loss on the interest sold and retained noncontrolling investment	1,186,852	299,645	—
Changes in assets and liabilities:
Accounts receivable, others	1,774,118	(5,014,134)	(1,462,023)
Accounts receivable, margin clients	(9,600,921)	5,373,265	3,845,695
Prepaid expenses and other current assets	559,702	1,554,475	(584,553)
Non-cash lease expense	—	2,832,968	2,446,705
Trust bank balances held on behalf of customers	7,601,562	(5,618,799)	2,984,367
Rental deposits	138,485	185,294	15,133
Guarantee deposit funds	307,883	—	—
Deferred revenue	(1,659,248)	873,728	3,444,990
Account payable	(6,473,854)	3,758,493	(2,765,810)
Accrued expenses and other current liabilities	(683,420)	(3,782,481)	2,723,456
Operating lease liabilities	—	(3,134,235)	(2,388,356)
Amounts due to customers for the trust bank balance held on their behalf	(7,601,562)	5,618,799	(2,984,367)
Income taxes payable	(392,551)	21,901	(95,433)
Net cash used in operating activities	$(32,714,475)	$(8,245,623)	$(4,346,713)
Investing activities:
Purchase of property and equipment	(340,629)	(1,552,537)	(58,535)
Proceeds from disposal of affiliates (Note 9)	4,950	—	—
Purchase of short-term investments	(8,995,273)	(10,091,454)	—
Proceeds from sales of short-term investments	9,437,363	8,956,178	1,226,713
Net cash provided by (used in) investing activities	$106,411	$(2,687,813)	$1,168,178
Financing activities:
Proceeds from stock options exercised by employees and issuance of ordinary shares	600	4,997	5
Funds received/(repaid) from/to third-party investors	4,466,000	4,947,000	(891,744)
Funds received from third party	—	4,116,257	—
Funds paid to third party	—	(1,062,380)	(33,226)
Net cash provided by (used in) financing activities	$4,466,600	$8,005,874	$(924,965)
Effect of exchange rate changes	$(93,906)	$34,251	$658,175
Net decrease in cash and cash equivalents	(28,235,370)	(2,893,311)	(3,445,325)
Cash, cash equivalents and restricted cash at beginning of the year	40,728,505	12,493,135	9,599,824
Cash, cash equivalents and restricted cash at end of the year	$12,493,135	$9,599,824	$6,154,499
Supplemental disclosure of cash flow information
Income taxes paid	$504,462	$10,130	$112,550
Interest paid	—	—	—

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year ended December 31,
	2018	2019	2020
Cash and cash equivalents	$12,493,135	$9,599,824	$6,154,499
Total cash, cash equivalents and restricted cash	$12,493,135	$9,599,824	$6,154,499

The accompanying notes are an integral part of these consolidated financial statements.

CHINA FINANCE ONLINE CO. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

In 2015, the Company integrated its web-based trading platform Yinglibao, its internet-based financial platform that integrates cash management solutions and mutual funds distribution, into iTougu which facilitates communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. The Company also continued to diversify its product offerings on the wealth management platform, Yinglibao. The Company also provides our rapidly growing commodities brokerage services (formerly known as precious metals business) in mainland China along with brokerage services in Hong Kong in order to address market demand for alternative investment opportunities. We further diversified our product offering in the commodities brokerage services with the launch of a heavy oil brokerage business in 2015.

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

Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2020 were as follows:

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

Details of significant VIEs and their counterparts which substantially control the VIEs as of December 31, 2020 were as follows:

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

The following financial statement amounts and balances of the VIEs for which the Company is the primary beneficiary and their subsidiaries excluding intercompany elimination as of and for the years ended:

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$479,309	$2,778,747
Accounts receivable – others, net	1,384,102	2,454,691
Others	3,385,334	4,933,628
Total current assets	5,248,745	10,167,243
Property and equipment, net	1,601,260	1,156,702
Equity investments without readily determinable fair value	1,605,459	1,716,501
Equity method investment, net	766,583	818,100
Rental deposits	451,975	483,389
Investment in subsidiaries	38,597,614	41,359,205
Deferred tax assets	1,238,319	1,717,431
Right-of-use assets	2,630,373	1,017,972
Total assets	$52,140,328	$58,436,543
Third-party liabilities:
Current liabilities:
Accrued expenses and other current liabilities	$16,886,760	$22,630,541
Accounts payable	184,720	337,787
Total current liabilities	17,071,480	22,968,328
Non-current liabilities	741,269	235,666
Total third-party liabilities	$17,812,749	$23,203,994
Inter-company liabilities	$(9,272,913)	$(9,877,957)

	Year ended December 31,
	2018	2019	2020
Net revenues	$24,747,244	$17,497,599	$25,705,251
Net loss	$(10,013,159)	$(7,098,995)	$(2,279,211)

	Year ended December 31,
	2018	2019	2020
Net cash (used in) provided by operating activities	$(8,265,834)	$(841,958)	$2,080,985
Net cash used in investing activities	(69,989)	(1,650)	(44,492)
Net cash used in financing activities	—	—	—
Effect of exchange rate changes	$(621,698)	$68,458	$477,763

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Going Concern and Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses, amounted to $22.5 million, $12.7 million and $11.4 million in 2018, 2019 and 2020, respectively. The Company has generated negative cash flows from operating activities of $32.7 million, $8.2 million and $4.3 million in 2018, 2019 and 2020, respectively.

And the working capital deficiency was approximately $1.7 million as of December 31, 2020. As of December 31, 2020, the Company has approximately $6.2 million in cash and cash equivalents and have $8.5 million overdue balance payable to the third party investors (note 14). To meet the needs of operational cash flow, the Company will need to raise additional funds to continue as a going concern and is currently exploring alternative sources of financing.

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

Correction of Consolidated Balance Sheet and Consolidated Statement of Cash Flows

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2019, the Company discovered an error in the balance sheet presentation of loan from third party, which was classified as accrued expenses and other current liabilities instead of non-current liabilities on the balance sheet. As a result, current liabilities were overstated and non-current liabilities were understated by approximately $3,019,863 as at December 31, 2019. As a result, net cash used in operating activities was overstated and net cash provided by financing activities was understated by $3,053,877. The consolidated balance sheet and statement of cash flows for the year ended December 31, 2019 has been restated to correct for this classification error. This error had no effect on the Company’s consolidated statements of operations or the consolidated statements of shareholders' equity. In addition, total liabilities and net decrease in cash and cash equivalents were not affected.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized based upon the amount due from customers for the services provided or at cost for purchased and other receivables less an allowance for expected credit losses. Prior to the adoption of ASU 2016-13, the allowance for credit losses receivable reflected our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. We implemented the new standard effective January 1, 2020, as discussed in the Recently Adopted Accounting Pronouncements -"Measurement of Credit Losses on Financial Instruments", below. We generally consider our accounts past due if they are outstanding over 30 days. Our past due accounts are written off against our allowance for credit losses when collection is considered to be not probable. Any recoveries of accounts previously written off are generally recognized as a reduction in bad debt expense in the period received. The carrying value of accounts receivable, net of the allowance for expected credit losses, approximates fair value.

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

Financial instruments include cash and cash equivalents, accounts receivable, short-term investment, equity investments without readily determinable fair value, equity method investment and accounts payable.

The carrying values of cash and cash equivalents, accounts receivable, short-term investments and accounts payable approximate their fair value due to their short-term maturities. The carrying value of acquired assets was nearly the fair value of the investment based on the valuation performed by the Company as of December 31, 2019 and 2020. See Note 3 for further discussion.

The Company’s short-term investment consists of available-for-sale securities with maturities of one year or less. The Company measured the available-for-sale securities at the fair value shown by the financial institution which the company believes a Level 2 valuation. See Note 5 and Note 6 for further discussion.

The carrying value of the equity investment without readily determinable fair value was $1,605,459 and $1,241,398 as of December 31, 2019 and 2020, which are accounted for under the measurement alternative method of accounting. These investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment. No dividends were paid to us in history. See Note 7 for further discussion.

The carrying value of the equity method investment was $766,583 and nil as of December 31, 2019 and 2020, which approximate the fair value of the investments at the acquired date and subsequently adjusted as the net assets of the investee change through the earning of income. See Note 8 for further discussion.

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

Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

Impairment of long-lived assets with definite lives

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There were no impairment losses in relation to the long-lived assets with definite lives for the years ended December 31, 2018, 2019 and 2020.

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

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. In accordance with ASC 350, “Intangibles - Goodwill and Other,” goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. For purposes of reviewing impairment and the recoverability of goodwill, management must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.

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

The Company performed the annual impairment tests on December 31 of each year. Based on the Company’s assessment, the Company recorded no goodwill impairment losses during the years ended December 31, 2018, 2019 and 2020, respectively. In addition, the Company recorded no impairment loss in relation to intangible assets with indefinite life during the years ended December 31, 2018, 2019 and 2020, respectively.

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

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

The following table presents the totally recognized net revenue from commodities trading business, consisted of:

	Year ended December 31,
	2018	2019	2020
Commodities trading gain (loss)	$(9,864)	$—	$—
Commission income	59,824	—	—
Carrying charges	—	—	—
	$49,960	$—	$—

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

The Company also derives revenue from providing services as information intermediary in online P2P lending business. We procure borrowing and lending information from independent third parties, and our professional team evaluates and selects the information provided by third parties, from the perspective of risks. Eventually we display the selected information on the platform of Yinglibao, which is our online consumer finance marketplace. We charge borrowers fixed rates for facilitating loan transactions, and the revenues are recognized upon completion of the services.

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

Revenue is recorded net of business taxes when incurred. The Company is subject to business taxes of 3%-5% on taxable services provided to its customers. During the years ended December 31, 2018, 2019, and 2020 business taxes and related surcharges totaled $349,270, $310,257 and $152,298, respectively.

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

Subscription-based revenue includes the benefit of the refund of value added taxes on sale of the downloadable software received from the Chinese tax authorities as part of the PRC government policy of encouraging software development in the PRC. In 2018, 2019 and 2020, the Company recognized $189,335, $96,709 and $113,590, respectively, in VAT refunds.

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

Deferred revenue

Payments received in advance of for our financial information and advisory service, advertising service are recorded as deferred revenue until earned and when the relevant revenue recognition requirements have been met. The amount of deferred revenue recognized as revenue was $15,077,745, $9,990,732 and $16,877,492 in 2018, 2019 and 2020, respectively.

Equity investment without readily determinable fair value (previously known as cost method investment)

Equity investments without readily determinable fair value are accounted for under the measurement alternative method of accounting. These investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. No dividends were paid to us in history. An impairment loss on equity investments without readily determinable fair value is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other than-temporary.

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

Translations of amounts from RMB and HK$ into U.S. dollars were made at the following exchange rates for the respective dates and periods:

	At December 31,
	2018	2019	2020
Consolidated balance sheets:
RMB to $1.00	6.8632	6.9762	6.5249
HKD to $1.00	7.8329	7.7877	7.7530

Consolidated statements of operations and comprehensive income:
RMB to $1.00	6.6174	6.8985	6.8976
HKD to $1.00	7.8380	7.8346	7.7560

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Company included aggregate amounts of $4,271,342, $1,241,702 and $4,903,975 at December 31, 2018, 2019 and 2020, respectively, which were denominated in RMB.

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

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $540,574, $87,629 and $418,153 for the years ended December 31, 2018, 2019 and 2020, respectively, and have been included as part of sales and marketing expenses in the accompanying consolidated statements of operations.

Commissions paid

Commissions paid are the commission of our Hong Kong brokerage business and the commissions paid to the sales agents of our commodities brokerage business. Total commissions paid were $11,110,741, $7,836,793 and $6,817,544 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments, loan receivable and accounts receivable. The Company places its cash and cash equivalents, short-term investments in major financial institutions located in PRC and Hong Kong, which management considers to be of high credit quality.

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

Details of clients accounting for 10% or more of accounts receivable are as follows:

	Year ended December 31,
	2019		2020
	Amount	%	Amount	%
A	$5,262,041	20.4%	*	*

*Represented less than 10% of consolidated account receivable balance.

There were no customers with 10% or more of the Company’s revenues during 2018, 2019, or 2020.

Accounting pronouncements adopted during the year ended December 31, 2020

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves various financial instruments topics, including the CECL Standard. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 4 and Issue 5 were effective upon issuance of ASU 2020-03. The amendments related to Issue 3, Issue 6 and Issue 7 were effective for the Company beginning on January 1, 2020. The adoption of the ASU 2020-03 did not have a material impact on the Company’s consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. If already adopted, the amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019 and the amendments of ASU 2017-12 are effective as of the beginning of the Company’s next annual reporting period; early adoption is permitted. The adoption of the ASU 2019-04 did not have a material impact on the Company’s consolidated financial statements. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of the ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of the ASU 2018-17 did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The adoption of the ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of the ASU 2017-04 did not have a material impact on the Company’s consolidated financial statements.

Accounting pronouncements not yet effective:

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation where there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. ASU 2019-12 will be effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2019-12 on our consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, "Clarifying the Interactions between Topic 321 Investments—Equity Securities, Topic 323 Investments—Equity Method and Joint Ventures, and Topic 815 Derivatives and Hedging." ASU 2020-01 clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323 for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. ASU 2020-01 also clarifies that, when determining the accounting for certain forward contracts and purchased options a company should not consider, whether upon settlement or exercise, if the underlying securities would be accounted for under the equity method or fair value option. ASU 2020-01 was effective for fiscal years beginning after December 15, 2020. We are currently evaluating the impact of the adoption of ASU 2020-01 on our consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivable-Nonrefundable fees and other costs. The amendments in that Update shortened the amortization period for certain purchased callable debt securities held at a premium by requiring that entities amortize the premium associated with those callable debt securities within the scope of paragraph 310-20-25-33 to the earliest call date. The amendments affect the guidance in Accounting Standards Update No. 2017-08, receivables —Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments is this update become effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2020. Early adoption is not permitted. We are currently evaluating the impact of the adoption of ASU 2020-08 on our consolidated financial statements.

In September 2020, the FASB issued ASU No. 2020-09, Debt (Topic 470). This ASU amends SEC paragraphs pursuant to SEC release No. 33-10762. We are currently assessing the provisions of this guidance to determine whether or not its adoption will have an impact on our consolidated financial statements and related disclosures. This guidance is effective for fiscal years beginning after December 15, 2021 with early adoption permitted. We are currently evaluating the impact of the adoption of ASU 2020-09 on our consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	December 31,
	2019	2020
Accounts receivable-margin clients	$14,605,104	$12,707,716
Less: Allowance for expected credit losses	(1,153,521)	(2,162,339)
Accounts receivable- margin clients, net	$13,451,583	$10,545,377

Accounts receivable-others	12,616,609	14,319,525
Less: Allowance for expected credit losses	(234,439)	(252,324)
Accounts receivable-others, net	$12,382,170	$14,067,201

Accounts receivable- margin clients represent the receivables derived in the Hong Kong brokerage service in Rifa Securities, which is pledged by the customer’s purchased securities.

Accounts receivable-others represent the receivables derived in Hong Kong brokerage service and other ordinary business without any collateral or other security from its customers.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2019	2020
Prepayment of advertising fees	$10,105	$32,206
Advances to suppliers	1,018,164	1,529,912
VAT refund receivable	222,847	190,790
Interest receivable	24,908	21,205
Prepayment of office rental	47,845	84,740
Advances to employees	397,885	556,554
Advances to consulting service fees	153,444	929
Consideration receivable	77,749	78,097
Other current assets	459,994	680,848
	$2,412,941	$3,175,281

5.	SHORT-TERM INVESTMENTS

As of December 31, 2019, and 2020, the Company’s short-term investment consisted of available-for-sale securities with maturities of one year or less.

The Company measured the available-for-sale securities at the fair value shown by the financial institution which the Company believes a Level 2 valuation.

The following table presents changes in level 2 available-for-sale securities measured on a recurring basis for the twelve-month period ended December 31, 2019 and 2020, respectively:

	December 31,
	2019	2020
Beginning balance	$—	$1,146,756
Purchases	10,091,454	—
Redemption	(8,956,178)	(1,226,713)
Realized gain(loss)	11,743	599
Exchange difference	(263)	79,358
Ending balance	$1,146,756	$—

As of the year ended December 31, 2020, there was no unrealized gain related to the ending balance of short-term investments available-for-sale.

The following table provides additional information on the realized gains of the sale of available-for-sale short-term investments as of December 31, 2019 and 2020, respectively. For purposes of determining gross realized gains, the cost of short-term investments sold is based on specific identification.

	Year ended December 31, 2020
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale short-term investments	$(1,226,713)	$—	$599	$79,358
Total	$(1,226,713)	$—	$599	$79,358

	Year ended December 31, 2019
				Exchange
	Proceeds	Costs	Gains	difference
Available-for-sale short-term investments	$(8,956,178)	$10,091,454	$11,743	$(263)
Total	$(8,956,178)	$10,091,454	$11,743	$(263)

The fair value of available-for-sale short-term investments as disclosed is further discussed in Note 6.

6.	FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Company’s available-for-sale short-term investments as measured as disclosed are determined based on the discounted cash flow method. The following table summarizes the Company’s financial assets measured or disclosed at fair value on a recurring basis.

Fair value disclosure or measurement at
December 31, 2020 using
	Fair value at December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:	$6,154,499	$6,154,499
Fair value measurement
Short-term investments:
Available-for-sale short-term investments	$—		$—
Total assets measured at fair value	$—		$—

		Fair value disclosure or measurement at
		December 31, 2019 using
	Fair value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fair value disclosure
Cash and cash equivalents:	$9,599,824	$9,599,824
Fair value measurement
Short-term investments:
Available-for-sale short-term investments	$1,146,756		$1,146,756
Total assets measured at fair value	$1,146,756		$1,146,756

The Company’s available-for-sale short-term investments as of December 31, 2019 mainly consists of wealth management products purchased from banks. The Company values these wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. The following table presents changes of available-for-sale short-term investments measured on a recurring basis for the twelve-month period ended December 31, 2019 and 2020, respectively:

	December 31,
	2019	2020
Beginning balance	$—	$1,146,756
Purchases	10,091,454	—
Redemption	(8,956,178)	(1,226,713)
Realized gain (loss)	11,743	599
Exchange difference	(263)	79,358
Ending balance	$1,146,756	$—

Fair value disclosed or measured on a nonrecurring basis

The Company's goodwill and intangible assets are primarily acquired through business acquisitions. The fair value for goodwill and acquired intangibles assets measured at fair value on a nonrecurring basis was categorized as Level 3 due to the use of significant unobservable inputs in the valuation. The Company used the discounted cash flow method under the income approach to measure the fair value of goodwill and acquired intangible assets. Significant unobservable inputs that were used included expected revenues, net income related to the assets, expected cash flows, and the expected life of the assets. The Company recognized no impairment loss related to intangible assets for the years ended December 31, 2018, 2019 and 2020, respectively. There was no impairment loss related to goodwill for the years ended December 31, 2018, 2019 and 2020.

	Fair value at December 31, 2019	Total losses in the year ended December 31, 2019	Fair value at December 31, 2020	Total losses in the year ended December 31, 2020
Non-Recurring
Goodwill	108,416	—	108,901	—
Intangible Assets	74,477	—	63,589	—

The goodwill impairment test is further discussed in Note 2.

7.	EQUITY INVESTMENTS WITHOUT READILY DETERMINABLE FAIR VALUE (PREVIOUSLY KNOWN AS COST METHOD INVESTMENT)

As of December 31, 2019, and 2020, we had investments in four private companies without a readily determinable fair value. We owned not more than 10% of the total investment in each such company. Under ASU 2016-01, we elected to measure these equity investments using the measurement alternative, which requires that these investments are measured at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. For the years ended December 31, 2019, these investments were not impaired and there were no observable price changes. For the year ended December 31,2020, we recorded an impairment charge of $449,432 to reduce the carrying balance of the investments. As a result, the balance shown below as of December 31, 2019 and 2020 represents the cost of the investments adjusted for exchange rate differences. As of December 31, 2019 and 2020, our equity investments without readily determinable fair value were as follows:

	December 31,
	2019	2020
Beginning balance	$1,631,892	$1,605,459
Acquisitions	—	—
Observable price changes	—	—
Impairment on investments	—	(449,432)
Exchange difference	(26,433)	85,371
Ending balance	$1,605,459	$1,241,398

There was an impairment of $449,432 of the Company’s cost method investment for the year ended December 31, 2020 (nil for 2019 and 2018).

In December 2020, we identified certain triggering events, the predicted operating cash flow was getting worse than expected due to the decrease in business activities caused by COVID-19, which indicated that our equity investments without readily determinable fair value in Shanghai Yuyou Information & Technology Co., Ltd. (“CFO Yuyou”) could be impaired. In accordance with ASU 2016-01, an equity investment without readily determinable fair value analysis was performed and determined the equity investments without readily determinable fair value charge to be recorded on its consolidated financial statements resulting from an other-than-temporary impairment. We completed an other-than-temporary impairment analysis to determine the potential equity investments without readily determinable fair value charge to be recorded on our consolidated financial statements. As a result, an impairment charge of approximately $449,432 was recorded in the loss from equity investments without readily determinable fair value on the consolidated statement of operations.

The discounted cash flow fair value estimate is based on known or knowable information at the measurement date. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As such, the fair value of the CFO Yuyou equity investments without readily determinable fair value represents a Level 3 measurement. As a result, actual results may differ from the estimates and assumptions made for purposes of this impairment analysis.

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

The Company recognized income (loss) from equity method investment of $470, $391 and $(775,269) in the consolidated statement of comprehensive income for the year ended December 31, 2018, 2019 and 2020, respectively.

The Company recognized an impairment of equity method investment of $710,392 in the consolidated statement of comprehensive income for the year ended December 31, 2020 (nil for 2019 and 2018).

In December 2020, we identified certain triggering events, the predicted operating cash flow was getting worse than expected due to the decrease in business activities caused by COVID-19, which indicated that our equity method investment in Aishang (Beijing) Fortune Technology Co., Ltd. (“CFO Aishang”) could be impaired. In accordance with ASC Topic 323, an equity method impairment analysis was performed and determined the equity method impairment charge to be recorded on its consolidated financial statements resulting from an other-than-temporary impairment. We completed an other-than-temporary impairment analysis to determine the potential equity method impairment charge to be recorded on our consolidated financial statements. As a result, an impairment charge of approximately $710,392 was recorded in the loss from equity method investment on the consolidated statement of operations.

The discounted cash flow fair value estimate is based on known or knowable information at the measurement date. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As such, the fair value of the CFO Aishang equity method investment represents a Level 3 measurement. As a result, actual results may differ from the estimates and assumptions made for purposes of this impairment analysis.

The following table presents changes in equity method investment for the twelve-month period ended December 31, 2019 and 2020, respectively:

	December 31,
	2019	2020
Beginning balance	$778,721	$766,583
Equity method investment income	391	(64,877)
Consideration Received on Disposal	—	—
Impairment on equity method investment	—	(710,392)
Exchange difference	(12,529)	8,686
Ending balance	$766,583	$—

9.	DECONSOLIDATION

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

The gain on the interest sold and the retained noncontrolling investment was calculated as the difference between the aggregate of (i) the fair value of the consideration transferred, (ii) the fair value of any retained noncontrolling investment in the former affiliated company on the date the affiliated company was deconsolidated, if any, (iii) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the noncontrolling interests) on the date the subsidiary is deconsolidated, and (iv) the carrying amount of any noncontrolling interest in the former affiliated company on the date the affiliated company was deconsolidated, if applicable; and the carrying amount of the former affiliated company’s net assets. There were no deconsolidation transactions during the year ended December 31 2020.

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

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,
	2019	2020
Technology infrastructure	$9,857,786	$10,498,968
Computer equipment	1,778,945	1,890,829
Furniture, fixtures and equipment	4,206,010	4,399,461
Motor vehicle	1,017,117	1,087,466
Leasehold improvements	3,577,145	3,806,039
	20,437,003	21,682,764
Less: accumulated depreciation	(16,165,270)	(18,337,012)
	$4,271,733	$3,345,751

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 were $1,686,588, $1,203,235 and $1,128,014, respectively.

11.	ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2019 and 2020 were as follows:

	December, 31
	2019				2020
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
PIBA license	111,715	(37,238)	—	74,477	112,215	(48,626)	—	63,589
	111,715	(37,238)	—	74,477	112,215	(48,626)	—	63,589

Amortization expenses for the years ended December 31, 2018, 2019 and 2020 were $11,112, $11,119 and $11,223, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $11,222, $11,222, $11,222, $11,222 and $18,701 for 2021, 2022, 2023, 2024, 2025 and thereafter, respectively.

During 2017, the Company recorded an impairment loss on its intangible assets in the amount of $291,817 associated with the acquired commodities trading right. The Company recorded no impairment loss on its intangible assets associated with the acquired commodities trading right in 2019 and 2020.

12.	GOODWILL

Changes in goodwill for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Commodities brokerage	Investment advisory services	Institution subscription services	Hong Kong brokerage services	Total
Balance as of December 31, 2018	$—	$—	$—	$107,791	$107,791
Exchange difference	—	—	—	625	625
Balance as of December 31, 2019	$—	$—	$—	$108,416	$108,416
Exchange difference	—	—	—	485	485
Balance as of December 31, 2020	$—	$—	$—	$108,901	$108,901

The goodwill related to the acquisition of Rifa Wealth Management was allocated to Hong Kong brokerage services reporting unit, which was acquired on September 13, 2016.

The Company performed the annual impairment tests on December 31 of each year. Based on the Company’s assessment, the Company recorded no goodwill impairment losses during the years ended December 31, 2018, 2019 and 2020.

13.	ACCOUNTS PAYABLE

Accounts payable consist of:

	December 31,
	2019	2020
Amount due to customers of Hong Kong brokerage business	$6,552,742	$3,682,662
Amount due to sales agents	112,555	120,340
Others	75,884	221,177
	$6,741,181	$4,024,179

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2019	2020
Accrued bonus	$1,063,891	$1,941,988
Accrued professional service fees	558,752	688,911
Withholding individual income tax-option exercise	215,945	293,309
Value added taxes and other taxes payable	375,548	430,328
Accrued raw data cost	651,633	1,416,708
Accrued bandwidth cost	(24,970)	37,282
Accrued welfare benefits	64,167	67,236
Funds received from third party investors (i)	9,415,798	8,530,593
Accrued sales service fees	81,623	354,488
Others	1,997,663	2,865,469
	$14,400,050	$16,626,312

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

15.	LOAN FROM THIRD PARTY
	December 31,
	2019	2020
Loan from third party	$3,019,863	$3,193,610
	$3,019,863	$3,193,610

The loan from third party was borrowed from Beijing Huayu Sunshine Investment Management Co., Ltd in January 3, 2019, interest free and the short term of loan is 3 years.

16.	STOCK OPTIONS AND NONVESTED SHARES

As of December 31, 2020, the Company and its subsidiaries have five share-based compensation plans, which are described below. The compensation expenses that had been charged against income for those plans were $2,240,512, $1,113,828 and $986,833 for 2018, 2019, and 2020, respectively.

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

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2018		2019		2020
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	13,677,960	$0.46	13,202,200	$0.43	13,160,200	$0.43
Exercised	(2,400)	0.25	(20,000)	0.25	—	—
Forfeited	(473,360)	1.16	(22,000)	1.43	(2,382,500)	1.27
Outstanding at end of year	13,202,200	$0.43	13,160,200	$0.43	11,137,700	$0.21
Shares exercisable at end of year	13,202,200	$0.43	13,160,200	$0.43	11,137,700	$0.21

The following table summarizes information with respect to stock options outstanding at December 31, 2020:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2020	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2020
$0.25	11,137,700				11,137,700

	11,137,700	2.99	$0.21	$—	11,137,700	$0.21	$—

Summary of stock options to employees and non-employees - continued

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was nil, nil, and nil, respectively. The total fair value of shares vested during the year ended December 31, 2018, 2019 and 2020 were nil, nil and nil, respectively. As of December 31, 2016, all share-based compensation expenses relating to the stock options under the 2004 Plan were recognized.

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

As of December 31, 2015, the granted shares were activated and vested based on the Company’s achievement of performance target. The fair value of granted share is $0.82, which equal to the fair market value of the Company’s shares at the date of grant. The Company recognized share-based compensation expenses of nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2016, all the share-based compensation expenses relating to the restricted shares under the 2007 Plan were recognized.

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

2014 Stock incentive plan

In July 2014, the Company adopted the 2014 stock incentive plan (the “2014 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons in the Company, and consultants and advisors outside the Company. The maximum number of ordinary Shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan during calendar year 2014 is equal to 5,000,000 ordinary shares; provided, that, as of January 1 of each calendar year thereafter during the term of 2014 plan, the maximum number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under 2014 Plan shall be increased by 3,000,000 Ordinary Shares. As of result, the total number of ordinary shares authorized under the 2014 Plan was 23,000,000 as of December 31, 2020. As of December 31, 2020, 4,399,900 shares were available for future grant of awards.

Options to employees

During 2017 and 2018, the Company granted totaling 2,490,000 and 280,000 stock options to employees at an exercise price that equaled the trading price of the stock upon the stock option grant, respectively. These options vest over 3 years. There were no grants in 2019 and 2020.

The fair value of employee options was estimated on the basis of the Black-Scholes Option Price model with the following assumptions:

	Years ended December 31,
	2018	2019	2020
Weighted average risk free rate of return	2.52%	—	—
Weighted average expected option life	7.34 years	—	—
Expected volatility rate	76.44%	—	—
Dividend yield	—	—	—

(1)	Expected volatility

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

Options to non-employees

During 2014 and 2017, the Company granted 30,000 and 200,000 options under the 2014 Plan to a consultant. The fair value of non-employee options is estimated using the Black-Scholes Option Pricing model as such method provided a more accurate estimate of the fair value of services provided by the consultants and strategic advisers. The fair value of the stock options is remeasured as of the end of each reporting period until the services of these non-employees are complete under the service contracts. These options vest over 3 years. There were no grants in 2019 and 2020.

Summary of stock options to employees and non-employees

A summary of the stock option activity is as follows:

	2018		2019		2020
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
Outstanding at beginning of year	3,755,000	$0.49	3,675,000	$0.48	3,475,000	$0.46
Granted	280,000	0.43	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(360,000)	0.62	(200,000)	0.72	(360,000)	0.52
Outstanding at end of year	3,675,000	$0.48	3,475,000	$0.46	3,115,000	$0.41
Shares exercisable at end of year	1,877,000	$0.59	2,529,000	$0.49	2,234,600	$0.43

The following table summarizes information with respect to stock options outstanding at December 31, 2020:

	Options outstanding				Option exercisable
Stock option with exercise price of:	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2020	Number exercisable	Weighted average exercise price	Aggregate intrinsic value as of December 31, 2020
$0.878	575,000				575,000
$0.920	40,000				40,000
$0.302	780,000				592,800
$0.348	1,310,000				890,800
$0.348	200,000				136,000
$0.434	210,000				—
	3,115,000	4.88	$0.41	—	2,234,600	$0.43	—

Summary of stock options to employees and non-employees - continued

The weighted-average grant-date fair value of options granted during the years 2017 and 2018 was $0.24 and $0.32, respectively. The total intrinsic value of options exercised were nil during the years ended December 31, 2018, 2019 and 2020. The total fair value of shares vested during the year ended December 31, 2018, 2019 and 2020 was $646,612, $445,888 and $242,752, respectively. There were no grants in 2020.

The Company recognized share-based compensation expenses of $360,884, $177,414 and $34,617 for stock option under 2014 Plan in the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, there were $955 unrecognized share-based compensation expenses relating to the stock options under 2014 Plan, which are expected to be recognized over a weighted average period of 0.1 year.

Restricted shares to employees

During 2014, the Company granted 1,780,000 restricted shares under the 2014 Plan to directors and employees. The vesting of the restricted shares is subject to rendering service to the Company for two years. Based on the Company’s requisite service period stated in the 2014 Plan, all the 1,780,000 shares were vested, of which 750,885 shares were issued as of December 31, 2020. The fair value of restricted shares was $0.878, which was the fair market value of the Company’s shares at the date of grant.

On November 16, 2015, the Company granted 3,800,000 restricted shares under the 2014 Plan to selected directors and employees. Subject to the agreement, the awards became activated and vest during the period commencing on the grant date and ending on November 16, 2018 (the “Vesting Term”), provided that the participant has achieved all the performance targets. The fair value of restricted shares was $0.742, which was the fair market value of the Company’s shares at the date of grant. As of December 31, 2020, 2,414,500 granted shares were activated, all of which were vested based on the participant’s achievement of performance target and the Company’s requisite service period stated. Furthermore, 773,685 shares were issued as of December 31, 2020.

On November 8, 2016, the Company granted 200,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for two years. As of December 31, 2020, all of 200,000 shares were vested, and no share was issued as of December 31, 2020.

On July 12, 2017, the Company granted 150,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 2.5 years. As of December 31, 2020, 150,000 shares were vested, and 77,975 shares were issued as of December 31, 2020.

On December 28, 2018, the Company granted 1,900,000 restricted shares under the 2014 Plan to a selected employee. The vesting of the restricted shares is subject to rendering service to the Company for 3 years. As of December 31, 2020, 1,292,000 shares were vested, and no share was issued as of December 31, 2020.

On December 3, 2019, the Company granted 8,000,000 restricted shares under the 2014 Plan to selected employees. The vesting of the restricted shares is subject to rendering service to the Company for 2 years. As of December 31, 2020, 4,000,000 shares were vested, and no share was issued as of December 31, 2020.

The Company recognized share-based compensation expenses of $497,531, $239,590 and $69,488 relating to the restricted shares granted to employees in 2018, 2019 and 2020, respectively. As of December 31, 2020, there were $231,326 unrecognized share-based compensation expenses relating to the restricted shares granted to employees, which are expected to be recognized over a weighted average period of 0.93 years.

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

There were $1,769, $1,240,579 and $139,749 share-based compensation expenses recorded in 2018 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were $522, $625,978 and $70,324 share-based compensation expenses recorded in 2019 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively. There were nil, $234,238 and $21,077 share-based compensation expenses recorded in 2019 relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively.

As of December 31, 2020, there were nil and $43,123 and nil unrecognized share-based compensation expenses relating to CFO Shangtong, Fortune Zhengjin and CFO Tahoe, respectively, which are expected to be recognized over a weighted average period of 0.5 years.

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

A summary of the main PRC entities that subject to tax preferential policies for the year ended December 31, 2020 is as follows:

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

Aggregate deficits of the Company’s subsidiaries located in the PRC were approximately $50.7 million at December 31, 2020. And accordingly, no provision has been made for the Chinese dividend withholding taxes.

There were no aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that is available for distribution to the Company at December 31, 2020. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

Income tax expense (benefit) was as follows:

	December 31,
	2018	2019	2020
Current	$(169,033)	$(144,087)	$(203,052)
Deferred	116,254	(72,770)	385,654
Total	$(52,779)	$(216,857)	$182,602

The principal components of deferred income taxes were as follows:

	December 31,
	2019	2020
Deferred tax assets:
Deferred revenue	$1,307,149	$1,870,119
Accrued expenses and other liabilities	73,693	(141,117)
Net operating loss carrying forwards	27,126,541	28,092,663
	28,507,383	29,821,665
Less: valuation allowance	(27,126,541)	(27,960,695)
Total deferred tax assets	$1,380,842	$1,860,971
Deferred tax liabilities:
Account receivable and other assets	(1,922)	(2,055)
Intangible assets	(12,289)	(10,492)
Total deferred tax liabilities	$(14,211)	$(12,547)

A valuation allowance of $27,126,541 and $27,960,695 was established as of December 31, 2019 and 2020, respectively, for the entities that have incurred losses because the Company believes that it is more likely than not that the related deferred tax assets will not be realized in the future. At December 31, 2020, operating loss carry forwards includes approximately $95.9 million which will expire by 2025, and $25.0 million which will carry forward indefinitely.

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2018	2019	2020
Loss before tax	$(22,417,716)	$(12,526,891)	$(11,532,810)
Income tax benefits calculated at 25%	(5,604,429)	(3,131,723)	(2,883,202)
Effect of PRC preferential tax rates and tax holiday	11,750	(49,582)	(53,048)
Effect of income tax rate difference in other jurisdictions	(652,330)	71,057	286,347
Non-deductible expenses	2,014,345	886,418	1,219,063
Non-taxable income	(929,875)	(353,790)	(358,045)
Change in valuation allowance	1,612,806	714,281	834,153
Expiration of NOL	3,600,512	2,080,196	772,130
Income tax expense	$52,779	$216,857	$(182,602)

During the years ended December 31, 2018, 2019 and 2020, if the Company’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expense of nil, $5,545 and $4,144, respectively. There was no significant impact of the tax holidays on basic net loss per ordinary share for the year ended December 31, 2018, 2019 and 2020, respectively.

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020. The Company did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2020.

In accordance with relevant PRC tax administration laws, tax years from 2015 to 2020 of the Company’s PRC subsidiaries and VIEs remain subject to tax audits as of December 31, 2020, at the tax authority’s discretion.

18.	AMERICAN DEPOSITARY SHARES (“ADS”) PLAN

In September 2015, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2020, 1,083,955 shares were available for future exercise of options and vesting of granted shares.

In April 2019, the Company issued 4,000,000 ordinary shares to its American Depositary Receipt bank and in exchange received 800,000 ADSs under the 2004 Plan and 2014 Plan. As of December 31, 2020, 4,000,000 shares were available for future exercise of options and vesting of granted shares.

19.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Years ended December 31,
	2018	2019	2020
Net loss attributable to China Finance Online Co. Limited	$(19,950,120)	$(11,262,821)	$(10,558,169)
Weighted average ordinary shares outstanding used in computing basic net loss per share	113,883,030	114,687,282	115,060,781
Plus: Incremental shares from assumed conversions of stock options, restricted shares and nonvested shares	—	—	—
Weighted average ordinary shares outstanding used in computing diluted net loss per share	113,883,030	114,687,282	115,060,781
Net loss per share attributable to China Finance Online Co. Limited
- basic	$(0.18)	$(0.10)	$(0.09)
- diluted	$(0.18)	$(0.10)	$(0.09)

For the year ended December 31, 2018, 4,094,656 options, 5,637,453 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Company was in the loss position. For the year ended December 31, 2019, 98,901 options, 5,316,935 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Company was in the loss position. For the year ended December 31, 2020, no options, 6,950,018 restricted shares and 3,000,000 nonvested shares, were anti-dilutive, respectively, because the Company was in the loss position.

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $4,000,211, $2,708,316 and $1,614,246 for the years ended December 31, 2018, 2019 and 2020, respectively.

21.	NONCONTROLLING INTERESTS

	Commodities brokerage Services	Investment Advisory services	Institution Subscription services	Rifa Financial Holdings Brokerage services	Other	Total
Balance as of January 1, 2018	$(9,226,990)	$—	$—	$891,919	—	$(8,335,071)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	1,216,007	—	—	—	—	1,216,007
Share-based compensation (Note 15)	529,600	—	—	—	—	529,600
Net income (loss)	(3,249,840)	—	—	729,465	—	(2,520,375)
Balance as of December 31, 2018	$(10,731,223)	$—	$—	$1,621,384	—	$(9,109,839)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	295,830	—	—	—	—	295,830
Share-based compensation (Note 15)	267,076	—	—	—	—	267,076
Net income (loss)	(1,704,695)	—	—	223,768	—	(1,480,927)
Balance as of December 31, 2019	$(11,873,012)	$—	$—	$1,845,152	—	$(10,027,860)
Dividends paid to noncontrolling interest	—	—	—	—	—	—
Changes in controlling ownership interest	—	—	—	—	—	—
Deconsolidation	—	—	—	—	—	—
Share-based compensation (Note 15)	99,540	—	—	—	—	99,540
Net income (loss)	(416,496)	—	—	(375,543)	—	(792,039)
Balance as of December 31, 2020	$(12,189,969)	$—	$—	$(1,469,608)	—	$(10,720,359)
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

Pursuant to the Share Transfer Agreement, the completion of the equity transfer is subject to conditions, including but not limited to obtaining all necessary approvals and consents of Securities and Futures

Commission of Hong Kong. As of December 31, 2019, both the register of shareholders and business registration had not been changed, therefore the equity transfer has not been completed and recorded in noncontrolling interests. In addition, the Share Transfer Agreement was subject to Rifa Financial being listed on the Main Board of the Stock Exchange of Hong Kong Limited (“HKEX”) as of December 31, 2019. If Rifa Financial is not listed on the HKEX, the Company would refund all amounts received under the Share Transfer Agreement without interest to the Buyer within two weeks from December 31, 2019. Due to the failure of Rifa Financial listing on HKEX through December 31, 2019, the shares were not transferred to the Buyer. The Company is obligated to return the Purchase Price to the Buyer.

22.	LEASES AND CONTINGENCIES

Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to certain office premises under non-cancelable leases. Our principal executive offices as well as our subsidiaries and affiliates that locate in Beijing lease approximately 3,664 square meters. Our subsidiaries and affiliates that locate in Shanghai lease approximately 288 square meters. Our subsidiaries and affiliates that locate in Shenzhen lease approximately 760 square meters. Our subsidiaries and affiliates that locate in Wuhan lease approximately 42 square meters. Our subsidiaries and affiliates that locate in Shandong province lease approximately 300 square meters. Our subsidiaries that locate in Hong Kong lease approximately 460 square meters. As of December 31, 2020, the Company had no long-term leases that were classified as a financing lease.

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

Lease costs were as follows:

Year Ended December 31, 2020
Operating lease cost (i)	$2,446,705
Total lease cost	$2,446,705
Short-term lease costs	$63,691

(i) Excluding cost of short-term contracts. Short-term lease costs for year ended December 31, 2020 were $63,691.

Supplemental cash flow information related to operating leases for the year ended December 31, 2020 is as follows:

December 31, 2020
Operating cash payment for operating leases	$835,956
Weighted average remaining lease term on operating leases	1.38 years
Weighted average discount rate on operating leases	4.99%

Future operating leases payments were as follows:

Year ending
2021	$1,287,585
2022	531,839
2023	97,378
2024	—
Total lease payments	1,916,803
Less: interest	(121,665)
Present value of lease payments	$1,795,138

Legal Proceedings

On June 2, 2019, one of our subsidiaries, Zhengjin (Fujian) Precious Metal Investment Co., Ltd. and its Beijing Consulting Branch Company were sued by Lin Zhang, a PRC citizen in a lawsuit filed in Xicheng District People’s Court in Beijing, PRC (the “Court”) claiming that his/her trading activities in the trading system of Haixi Commodity Trading are invalidated and the defendants shall return the transaction amount in the aggregate of RMB2,729,996, approximately $391,000. The defendants filed an application for objection to jurisdiction to the Court on October 24, 2019. The Court then issued a civil ruling No. 22769 of Beijing 0102 Minchu (2019) on May 6, 2020, and transferred the case to the Gulou District People's Court in Fuzhou City, Fujian Province, PRC for trial. The plaintiff appealed the ruling of the venue in July 2020 and was denied by the court in December 2020. This case remains in its preliminary stage. We intend to defend the actions vigorously. If the final ruling is against us, it may result in adverse effect on our financial position, results of operations or cash flows.

23.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two operating segments (1) Financial services in PRC, (2) Hong Kong brokerage services. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer has been identified as the chief operating decision makers. The Company’s chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment. Segment of Hong Kong brokerage services includes the revenues from brokerage services, and segment of Financial services includes the revenue from subscription revenues, mutual funds distribution revenues and advertising and enterprise value-added services revenues.

The Company evaluates performance based on several factors, including net revenue, cost of revenue, operating expenses, income from operation. The following tables show the operations of the Company’s operating segments:

For the year ended December 31, 2020

	Hong Kong brokerage services	Financial services	Other	Consolidated
Net revenues	$12,110,117	$31,767,173	$—	$43,877,290
Less: intersegment sales	—	(3,844,193)	—	(3,844,193)
Net revenues from external customer	12,110,117	27,922,980	—	40,033,097
Cost of revenues	6,824,093	7,971,267	(15)	14,795,345
Less: intersegment cost of revenues	—	(468,542)	—	(468,542)
Cost of revenues after elimination	6,824,093	7,502,725	(15)	14,326,803
Operating expenses:
General and administrative	6,181,307	5,744,905	292,750	12,218,962
Product development	—	11,482,813	2,025	11,484,838
Sales and marketing	4,495,190	12,765,669	158,393	17,419,252
Total segments operating expenses	10,676,497	29,993,387	453,168	41,123,052
Less: intersegment operating expenses	(835,497)	(3,418,220)	—	(4,253,717)
Total operating expenses	9,841,000	26,575,167	453,168	36,869,335
Income (loss) from operations	$(4,554,976)	$(6,154,912)	$(453,153)	$(11,163,041)
Total segments assets	80,200,698	161,697,028	12,815,222	254,712,948
Less: intersegment asset.	(21,048,187)	(143,194,619)	(12,512,834)	(176,755,640)
Total assets	$59,152,511	$18,502,409	$302,388	$77,957,306

For the year ended December 31, 2019

	Hong Kong brokerage services	Financial services	Other	Consolidated
Net revenues	$15,802,418	$26,323,194	$—	$42,125,612
Less: intersegment sales	(3,071)	(6,603,751)	—	(6,606,822)
Net revenues from external customer	15,799,347	19,719,443	—	35,518,790
Cost of revenues	7,839,764	5,348,329	—	13,188,093
Less: intersegment cost of revenues	—	(213,958)	—	(213,958)
Cost of revenues after elimination	7,839,764	5,134,371	—	12,974,135
Operating expenses:
General and administrative	5,616,870	5,200,622	1,428,075	12,245,567
Product development	24,011	15,502,285	7,677	15,533,973
Sales and marketing	3,380,644	9,751,017	234,661	13,366,322
Total segments operating expenses	9,021,525	30,453,924	1,670,413	41,145,862
Less: intersegment operating expenses	(61,860)	(6,389,793)	—	(6,451,653)
Total operating expenses	8,959,665	24,064,131	1,670,413	34,694,209
Income (loss) from operations	$(1,000,082)	$(9,479,059)	$(1,670,413)	$(12,149,554)
Total segments assets	89,864,646	157,264,579	12,200,897	259,330,122
Less: intersegment asset.	(20,378,627)	(138,083,606)	(11,703,363)	(170,165,596)
Total assets	$69,486,019	$19,180,973	$497,534	$89,164,526

For the year ended December 31, 2018

	Hong Kong brokerage services	Financial services	Other	Consolidated
Net revenues	$22,440,556	$34,498,830	$49,960	$56,989,346
Less: intersegment sales	(96,606)	(11,414,814)	—	(11,511,420)
Net revenues from external customer	22,343,950	23,084,016	49,960	45,477,926
Cost of revenues	11,212,825	6,249,529	2,813	17,465,167
Less: intersegment cost of revenues	—	(623,252)	—	(623,252)
Cost of revenues after elimination	11,212,825	5,626,277	2,813	16,841,915
Operating expenses:
General and administrative	4,200,746	7,022,338	3,174,478	14,397,562
Product development	44,295	24,394,373	277,353	24,716,021
Sales and marketing	3,656,372	17,574,405	929,411	22,160,188
Total segments operating expenses	7,901,413	48,991,116	4,381,242	61,273,771
Less: intersegment operating expenses	(238,109)	(10,791,561)	—	(11,029,670)
Total operating expenses	7,663,304	38,199,555	4,381,242	50,244,101
Income (loss) from operations	$3,467,821	$(20,741,816)	$(4,334,095)	$(21,608,090)
Total segments assets	76,292,657	156,883,869	13,201,206	246,377,732
Less: intersegment asset.	(19,992,932)	(133,070,873)	(12,624,577)	(165,688,382)
Total assets	$56,299,725	$23,812,996	$576,629	$80,689,350

The Company derives revenue from external customers for each of the following services during the years presented:

	Years ended December 31,
	2018	2019	2020
Mutual funds distribution services revenues	$879,802	$735,129	$1,281,077
Financial information and advisory services revenues	14,891,267	10,674,164	17,465,197
Advertising revenues	7,312,947	8,310,150	9,176,706
Hong Kong brokerage services revenues	22,343,950	15,799,347	12,110,117
Others	49,960	—	—
Total revenue from external customers	$45,477,926	$35,518,790	$40,033,097

Substantially all of the Company’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC and Hong Kong.

As of December 31, 2018, 2019 and 2020, respectively, substantially all of long-lived assets of the Company are located in the PRC and Hong Kong.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The balance of the statutory reserves was $8,875,124 and $9,332,542 as of December 31, 2019 and 2020. Such reserves have been included in the retained earnings of the Company’s consolidated balance sheet.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of December 31, 2020, the aggregate amounts restricted which represented the amount of net assets of the relevant subsidiaries and VIEs in the Company not available for distribution was $1,106,322. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

CHINA FINANCE ONLINE CO. LIMITED

Additional Information - Financial Statement Schedule I

Financial information of Parent Company

Balance sheets

(In U.S. dollars, except share-related data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$753,380	$153,167
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	9,557,835	9,031,501
Prepaid expenses and other current assets	260,303	338,458
Total current assets	10,571,518	9,523,126
Investments in subsidiaries, VIEs and VIE’s subsidiaries	39,142,555	34,559,573
Total assets	$49,714,073	$44,082,699
Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	9,936,508	9,435,958
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	14,621,679	16,537,908
Total current liabilities	$24,558,187	$25,973,866
Shareholders’ equity
Ordinary shares (122,098,018 and 122,098,018 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	57,006,534	57,006,534
Additional paid-in capital	36,925,874	37,644,994
Accumulated other comprehensive income	6,412,555	6,401,993
Retained deficits	(75,189,077)	(82,944,688)
Total shareholders’ equity	25,155,886	18,108,833
Total liabilities and shareholders’ equity	$49,714,073	$44,082,699

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Comprehensive Income

(In U.S. dollars)

	December 31,
	2018	2019	2020
Cost of revenues	$85,493	$87,105	$85,714
Gross loss	(85,493)	(87,105)	(85,714)
Operating expenses:
General and administrative	1,069,590	1,111,665	1,201,587
Sales and marketing	17,526	—	—
Share-based compensation	858,415	417,004	729,504
Total operating expenses	1,945,531	1,528,669	1,931,090
Interest income	4,851	93	3,816
Equity in deficits of subsidiaries, VIEs and VIE’s subsidiaries	(17,888,289)	(9,627,269)	(5,734,722)
Exchange loss, net	(10,608)	(19,871)	(7,902)
Other expense, net	(25,050)	—	—
Net loss	$(19,950,120)	$(11,262,821)	$(7,755,612)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(362,398)	120,762	(10,562)
Other comprehensive income (loss), net of tax	(362,398)	120,762	(10,562)
Comprehensive loss	$(20,312,518)	$(11,142,059)	$(7,766,174)

CHINA FINANCE ONLINE CO. LIMITED

Financial Information of Parent Company

Statement of Shareholders’ Equity

(In U.S. dollars, except share data)

			Additional	Accumulated other	Retained	Total
	Ordinary shares		paid-in	comprehensive	earnings	shareholders’
	Shares	Amount	capital	income (loss)	(deficits)	equity
Balance as of January 1, 2018	118,098,018	$57,000,417	$34,368,210	$6,654,191	$(43,976,136)	$54,046,682
Exercise of share options by employees	—	600	—	—	—	600
Share-based compensation	—	—	858,415	—	—	858,415
Equity pick up from compensation of VIE's subsidiaries	—	—	852,497	—	—	852,497
Changes in controlling ownership interest	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	(362,398)	—	(362,398)
Net loss	—	—	—	—	(19,950,120)	(19,950,120)
Balance as of December 31,2018	118,098,018	$57,001,017	$36,079,122	$6,291,793	$(63,926,256)	$35,445,676
Issuance of ordinary shares for the plan of stock options and restricted shares	4,000,000	520	—	—	—	520
Exercise of share options by employees	—	4,997	—	—	—	4,997
Share-based compensation	—	—	417,004	—	—	417,004
Equity pick up from compensation of VIE's subsidiaries	—	—	429,748	—	—	429,748
Changes in controlling ownership interest	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	120,762	—	120,762
Net loss	—	—	—	—	(11,262,821)	(11,262,821)
Balance as of December 31,2019	122,098,018	$57,006,534	$36,925,874	$6,412,555	$(75,189,077)	$25,155,886
Issuance of ordinary shares for the plan of stock options and restricted shares
Exercise of share options by employees
Share-based compensation			729,504			729,504
Equity pick up from compensation of VIE's subsidiaries			(10,389)			(10,389)
Changes in controlling ownership interest
Foreign currency translation adjustment				(10,562)		(10,562)
Fractional shares sold			5			5
Net loss					(7,755,612)	(7,755,612)
Balance as of December 31,2020	122,098,018	$57,006,534	$37,644,994	$6,401,993	$(82,944,688)	$18,108,833

CHINA FINANCE ONLINE CO. LIMITED

Financial information of Parent Company

Statements of Cash Flows

(In U.S. dollars, except share-related data)

	December 31,
	2018	2019	2020
Operating activities:
Net loss	$(19,950,120)	$(11,262,821)	$(7,755,612)
Adjustments to reconcile loss to net cash provided by operating activities:
Share-based compensation	858,415	417,004	729,504
Equity in deficits of subsidiaries, VIEs and VIE’s subsidiaries	17,888,289	9,627,269	5,734,722
Changes in assets and liabilities:
Prepaid expenses and other current assets	37,254	(155,445)	(78,150)
Amounts due from subsidiaries, VIEs and VIE’s subsidiaries	4,972	282,898	526,334
Accrued expenses and other current liabilities	235,882	225,952	468,504
Amounts due to subsidiaries, VIEs and VIE’s subsidiaries	3,319,598	1,531,471	1,916,229
Net cash provided by operating activities	2,394,290	666,328	1,541,531
Investing activities:
Capital paid to subsidiaries	(12,100,010)	(7,240,000)	(1,250,000)
Net cash used in investing activities	(12,100,010)	(7,240,000)	(1,250,000)
Financing activities:
Proceeds from stock options exercised by employees and Issuance of ordinary shares	600	4,997	—
Proceeds from paid-in capital of noncontrolling shareholders	4,466,000	4,947,000	(891,744)
Net cash provided by (used in) financing activities	4,466,600	4,951,997	(891,744)
Net decrease in cash, cash and restricted cash equivalents	(5,239,120)	(1,621,675)	(600,213)
Cash, cash equivalents and restricted cash, beginning of the year	7,614,175	2,375,055	753,380
Cash, cash equivalents and restricted cash, end of the year	$2,375,055	$753,380	$153,167

Note:

Basis for preparation

The parent-company Financial Information of China Finance Online has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that China Finance Online has used equity method to account for its investments in its subsidiaries and variable interest entities.